Form 20-F
period 2002-12-31
TELE2 AB
filed 2003-06-27
CIK 1122535

QuickLinks -- Click here to rapidly navigate through this document

As filed with the Securities and Exchange Commission on June 27, 2003

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
or
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended: December 31, 2002
or
☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from N/A to N/A

Commission file number: 0-29080

Tele2 AB (Exact name of Registrant as specified in its charter)
SWEDEN (Jurisdiction of incorporation or organization)
Skeppsbron 18 Box 2094 S-103 13 Stockholm, Sweden (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
None	None

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Title of each class	Name of each exchange on which registered
American Depository Shares, each representing one Series A Share (nominal value SEK 5 per share)	NASDAQ National Market
American Depository Shares, each representing one Series B Share (nominal value SEK 5 per share)	NASDAQ National Market

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

Title of each class	Name of each exchange on which registered
None	None
Outstanding shares of each of the issuer's classes of capital or common stock as of December 31, 2002:	21,689,804 Series A Shares 125,770,371 Series B Shares

        Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒    No ☐

        Indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐    Item 18 ☒

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

        Unless the context otherwise requires, references herein to "we," "us," "our," "the Company," "Tele2" or the "Group" are to Tele2 AB and its consolidated subsidiaries (collectively, the "Tele2 Group"), and references herein to "this Annual Report" are to our Annual Report on Form 20-F for the year ended December 31, 2002.

        We prepare our consolidated financial statements in conformity with the generally accepted accounting principles of Sweden, or Swedish GAAP, which is different in certain respects from the generally accepted accounting principles of the United States, or U.S. GAAP. In this Annual Report, unless otherwise stated or the context otherwise requires, references to "kronor," "krona" or "SEK" are to the lawful currency of Sweden, references to "U.S. dollars" or "$" are to the lawful currency of the United States, and references to "euro", "EUR" and "€" are to the lawful currency of the EU member states participating in the third stage of European Economic and Monetary Union. Solely for your convenience, this Annual Report contains translations of certain SEK amounts into dollars at specified rates. These translations should not be construed as representations that the SEK amounts actually represent such dollar amounts or that you could convert into dollars at those rates. Unless otherwise stated, the translations of SEK into dollars have been made at the rate of $1.00 = SEK 8,6950, the rate derived from the noon buying rate in The City of New York for cable transfers in SEK as certified for customs purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate") on December 31, 2002. See Item 3: "Key Information—Exchange Rate Information" for information regarding certain currency exchange rates and Item 11: "Quantitative and Qualitative Disclosures about Market Risks—Risk of Variations in Exchange Rates" for a discussion of the effects of fluctuations in currency exchange rates on the Company.

FORWARD-LOOKING INFORMATION

        This Annual Report includes certain forward-looking statements. All statements regarding our future financial condition, results of operations and business strategy, plans and objectives are forward-looking. Statements containing words such as "believe," "plan," "intend," "estimate," "expect" and "anticipate" or similar expressions are also forward-looking. Actual events or results may differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond our control. These factors include, without limitation, the effects on the Company of the intense competition existing in the markets in which we operate and in the markets we intend to enter, the impact on the Company of government regulation, and risk of exchange rate fluctuations. You should also consider the information contained in Item 3: "Key Information—Risk Factors" and Item 5: "Operating and Financial Review and Prospects," as well as the information contained in our periodic filings with the Securities and Exchange Commission (including our reports on Form 6-K), for further discussion of the risks and uncertainties that may cause such differences to occur. We caution you not to place undue reliance on these forward-looking statements, which reflect our management's view only as of the date of this document.

PART I

Item 1: Identity of Directors, Senior Management and Advisers

        This item is not applicable.

Item 2: Offer Statistics and Expected Timetable

        This item is not applicable.

Item 3: Key Information

Selected Consolidated Historical Financial and Operating Data

        The following tables set forth selected consolidated financial data for the periods indicated and are qualified by reference to, and should be read in conjunction with, our consolidated financial statements and the accompanying notes thereto appearing elsewhere in this Annual Report (the "Consolidated Financial Statements") and Item 5: "Operating and Financial Review and Prospects." The balance sheet data as of December 31, 2001 and 2002 and the income statement data for the years ended December 31, 2000, 2001 and 2002 set forth below have been derived from our consolidated financial statements. The balance sheet data as of December 31, 1998, 1999 and 2000 and the income statement data for the years ended December 31, 1998 and 1999 have been derived from our audited consolidated financial statements, which are not presented separately herein. Our consolidated financial statements have been prepared in accordance with Swedish GAAP, which, as described in Note 37 of the Notes to the Consolidated Financial Statements, differs from U.S. GAAP in certain material respects.

        During 1998, for business purposes and with no reportable disagreements with former accountants, we changed one of our accounting firms from Ernst & Young to PricewaterhouseCoopers AB, authorized public accountants. Our consolidated financial statements for the periods ended December 31, 2002, 2001, 2000 and 1999 and as of December 31, 2002, 2001, 2000 and 1999 have been audited by representatives of PricewaterhouseCoopers AB, independent auditors.

Consolidated Income Statement Data

	Year ended December 31,
	1998	1999	2000(6)	2001	2002
	(in SEK millions, except per share/ADS amounts)
Amounts in accordance with Swedish GAAP
Operating revenue(1)	5,918	8,171	12,440	25,085	31,282
Operating profit/loss (EBIT)(2)	506	1,152	420	(1,356)	1,530
Share of profit/loss in associated companies(3)	(10)	3,273	(44)	33	(36)
Profit/loss after financial items (EBT)(4)	219	4,184	165	(1,944)	796
Profit/loss for the year(5)	53	3,768	(396)	392	223
Weighted average number of shares	103,598,394	103,850,246	114,087,366	145,003,847	147,360,175
Earnings/loss per share/ADS SEK	0.51	36.28	(3.47)	2.70	1.51
Earnings/loss per share/ADS after full dilution SEK	0.51	36.28	(3.47)	2.70	1.51
Amounts in accordance with U.S. GAAP
Profit/loss for the period	149	3,003	(900)	763	1,692
Earnings/loss per share/ADS (SEK)	1.44	28.92	(7.89)	5.26	11.48
Earnings/loss per share/ADS after full dilution (SEK)	1.43	28.92	(7.89)	5.25	11.46

(1)
Net sales for 2002 include SEK 237 million relating to a court case against TeliaSonera, which, for reasons of prudence, was not previously reported as income.

(2)
During 2002, Tele2 Norway returned its UMTS licensee, whereby the net book value of capitalized costs was eliminated in its entirety and was charged against depreciation for the year in an amount of SEK—400 million.

(3)
The 1999 increase in share of profit/loss in associated companies is primarily attributable to the divestment of the associated company NetCom ASA. The share of profit/loss in associated companies in 2001 includes the divestiture of the associated company Transcom Worldwide S.A.

(4)
EBT for 2002 was affected by a write-down of SEK—86 million, attributable to shares in Xsource Corporation.

(5)
Profit (loss) for the year 2001 includes a tax effect of SEK 3,082 million in connection with the restructuring of SEC.

(6)
Net profit/loss for 2000 was affected by the acquisition of SEC on October 2, 2000.

Consolidated Balance Sheet Data

	As of December 31,
	1998	1999	2000(2)	2001	2002
	(in SEK millions)
Amounts in accordance with Swedish GAAP
Fixed Assets:
Intangible Assets(1)	1,360	2,030	27,352	27,769	25,096
Tangible assets	5,613	6,154	8,031	9,431	9,257
Other long-term financial assets(1)	910	3,606	497	2,492	2,020

Total fixed assets	7,883	11,790	35,880	39,692	36,373
Total current assets	2,112	2,618	6,517	9,566	10,499

Total assets	9,995	14,408	42,397	49,258	46,872

Shareholders' equity	2,926	6,659	26,539	29,517	28,728
Minority interest	1	1	8	28	22
Provisions	102	265	623	102	28
Long-term liabilities	4,802	4,855	5,615	10,980	7,899
Current liabilities	2,164	2,628	9,612	8,631	10,195

Total shareholders' equity and liabilities	9,995	14,408	42,397	49,258	46,872

Amounts in accordance with U.S. GAAP
Total assets	9,865	14,340	48,979	55,870	54,824
Total shareholders' equity	2,802	5,772	32,289	36,041	36,578

(1)
The 1999 increase and the 2000 decrease in other long-term holdings of securities and the 2000 increase in intangible assets is primarily attributable to Tele2's investment in 17.8% of SEC's shares in November 1999 and the additional investment representing 81.9% of SEC's shares in October 2000.

(2)
The balance sheet for 2000 was affected by the acquisition of SEC on October 2, 2000.

Exchange Rate Information

        This section contains translations of Swedish krona into U.S. dollars at specified rates. These are simply translations, and you should not expect that a krona amount actually represents a stated U.S. dollar amount or that it could be converted into U.S. dollars at the rate suggested, or at any other rate. In particular, fluctuations in the exchange rate between the krona and the U.S. dollar will affect, among other things, the U.S. dollar equivalent of the krona price of our ordinary shares on the Stockholm Exchange, which is likely to affect the market price of, and amount of U.S. dollar dividends, if any, paid on our American Depositary Shares, or ADSs. Such fluctuations could also affect the U.S. dollar equivalent of the krona dividends, if any, paid on our ordinary shares. Changes in the exchange rate between the krona and the U.S. dollar could affect our financial results and accordingly, our results on a consolidated basis. See Item 3: "Key Information—Risk Factors" and Item 11: "Quantitative and Qualitative Disclosures about Market Risk." These rates may differ from the actual rates used in the preparation of our financial statements and other financial information appearing in this Annual Report.

        The table below sets forth the average of the year-end noon buying rates in New York City for cable transfers as certificated for customs purposes by the Federal Reserve Bank of New York ("Noon

Buying Rates") for krona on the last full day of each full month during each of the last five years ending December 31, 2002:

Year ended December 31,	Kronor per U.S. dollar
1998	7.9658
1999	8.3007
2000	9.2200
2001	10.4571
2002	9.6571

        The following tables set forth, for the previous six months, the high and low Noon Buying Rates expressed in kronor per $1.00.

Monthly rates	High	Low
	SEK	SEK
2002
December	9.0750	8.6950
2003
January	8.7920	8.4750
February	8.5650	8.4100
March	8.7030	8.3650
April	8.6425	8.1700
May	8.1470	7.7479

        On June 20, 2003, the Noon Buying Rate for Swedish kronor was 7.8120 per $1.00. For additional information on exchange rates, see Note 22 of the Notes to the Consolidated Financial Statements.

Risk Factors

        In addition to the other information contained in this Annual Report, investors in our securities should consider carefully the risks described below. Our financial condition or results of operations could be materially adversely affected by any of these risks. The risks described below are not the only risks facing us. Additional risks not currently known to us or risks that we currently regard as immaterial could also have a material adverse effect on our financial condition or results of operations.

        The following discussion contains a number of forward-looking statements. Please refer to the "Forward-Looking Statements" discussion at the front of this Annual Report for cautionary information.

        Our operations are dependent upon interconnect agreements and transmission and leased lines.

        Our businesses are dependent upon access to networks not controlled by us, primarily networks controlled by current or former government-owned public telecommunications operators. Our financial results are also significantly affected by the cost of transmission and leased lines. There can be no assurance that we will be able to maintain interconnect agreements on appropriate terms to maintain and/or grow our business. As a result, there can be no assurance that we will be profitable or remain profitable in the future, especially if our companies remain in a growth phase longer than currently expected.

        Our projected financial results are subject to fluctuations in market conditions and factors that are difficult to predict.

        Our future ability to maintain positive cash flow and operating profits will be dependent upon a number of factors about which projections are difficult to make. This includes the ability of our operating companies to attract and retain customers; maintain, control or improve usage levels per customer, tariff levels and the rate of churn; and the ability to control costs. In addition, ongoing changes in our markets, including the current consolidation trend in a number of our European markets, may affect our results in the future. There can be no assurance, especially as the number of our mobile customers increases, that average call volumes and average revenues per customer will remain at current levels or increase. The rapid growth of our prepaid services adds to this uncertainty, as average revenue per user is significantly lower for prepaid customers than for contract customers, thus possibly lowering our overall average revenue per user, while increasing the total customer base.

        We anticipate significant future capital expenditures.

        We expect to incur significant costs related to expansion in the future. The GSM investments that we have undertaken in Russia in order to transfer our customer base from AMPS to GSM technology will require significant capital expenditures. Our UMTS investments in Luxembourg will also require significant capital expenditures. There is a risk that these UMTS investments will not deliver the same return we have historically experienced from our GSM investments. In particular, there is a risk that we may not be able to deliver data services that our current and future customers are willing to pay for.

        The success of our mobile telephony operations will depend on our ability to attract and retain customers.

        Our ability to attract and retain customers—and thus the success of our mobile telephony operations—is subject to high penetration rates in some or our market areas, and other external factors. Given these factors, as well as the relatively short history of these industries, it is difficult to predict our future penetration rate of mobile telephony services for any of our companies.

        The growth of our mobile telephony customer base is increasingly vulnerable to market saturation and may be significantly lower than in past years. The market penetration rates in some of the market areas in which we operate are among the highest in the world. This forces us to seek growth in direct competition with other providers. With the focus of competition shifting from customer acquisition to customer retention and to increasing average revenues per user by stimulating demand for new products and services, churn rates could rise as mobile network operators seek to acquire customers of other mobile network operators.

        In addition, the growth of our customer base in each of our markets may be affected by dealer commissions and related costs of attracting new customers, the prices of handsets, tariffs, general customer usage patterns, the competitiveness of alternative services, the development of the mobile telecommunications market and general macroeconomic conditions, some of which are outside our control.

        Expected benefits from our acquisition of Tele2 Russia may not be realized.

        Our Russian subsidiary, Tele2 Russia, operates AMPS/D-AMPS (Advanced Mobile Phone System/Digital-Advanced Mobile Phone System) networks in all regions in Russia where we have mobile operations. This technology is currently being complemented by GSM in Russia, which we expect to attract additional mobile telephony customers. We will have to make significant investments to build out the GSM-networks under the twelve GSM 1800-licenses. To date we have launched GSM networks in two regions in Russia and plan to launch in another four regions during 2003, and the remaining regions during 2004. Failure to transfer our AMPS customer base to GSM technology could prevent us from phasing out the AMPS technology. Failure to phase out AMPS technology could lead to increased costs related to operating two networks rather than one network, which in turn could have an adverse effect on results from our Russian operations.

        We expect to encounter increasing competition, which could force us to lower prices and reduce margins.

        Despite recent consolidation in certain markets, the telecommunications markets in which we operate are generally characterized by a large number of competitors that may have significantly greater financial, technical and marketing resources than us. Our operations in the Nordic market area face competition from TeliaSonera AB and Vodafone Group plc (in the mobile telecommunications market) and from TeliaSonera AB, Telenor ASA, Song Networks AB and Glocalnet AB (in the fixed-line telephony market), among others. Our competitors in continental Europe include local public telecommunications operators as well as new entrants, such as cable companies, that are able to leverage their existing networks.

        In order to continue to grow and become profitable, we must provide our customers with attractive pricing policies. However, sustained price competition could hinder our ability to become profitable. In Germany, for example, Deutsche Telekom has in the past repeatedly lowered its prices in response to competition from alternative operators such as Tele2, and in The Netherlands, Koninklijke PTT has lowered its prices for national and international calls. Other competitors in all of our markets have also made or announced significant reductions in their prices, and further price reductions are likely. Recent trends in these markets have been toward consolidation and a number of competitors have been forced out of the market, but it is not yet clear what the effect will be on price trends. If we are forced to lower our rates to the extent that we cannot cover our costs, our business, financial condition and results of operations will be adversely affected.

        Our mobile telephony operations may be subject to spectrum capacity constraints.

        Our mobile telephony services business has experienced substantial growth since it commenced operations. The growth of our mobile telephony services businesses could, at least in densely populated metropolitan areas, be restricted by capacity limitations in the local mobile telecommunications networks. One major constraint on the capacity of a mobile telecommunications system is the amount of frequency spectrum it is allocated. The only other currently practical ways to increase capacity are cell-splitting, adding base stations to existing cells and utilizing dual-band handsets to exploit our GSM 1800 network frequencies. The ability to increase capacity by continuing to split cells can be costly and subject to technological limitations. See Item 4: "Information on the Company—Products and Services—Mobile Telephony—Capacity Limitations."

        The success of our fixed-line operations is dependent upon effective interconnections with other operators.

        Our ability to provide commercially viable telephony services depends in part on our ability to interconnect with the telecommunications networks of all other fixed and mobile operators. We lease national and international circuits from network operators, usually the successors of the relevant state-owned public telecommunications operator, in certain countries in which we operate. We depend on these network operators to provide interconnect services for the origination and termination of our public fixed-line and mobile telephony services. We have experienced interconnection capacity shortages in the past, and we may be unable to obtain and maintain such interconnect services as rapidly as we would like and on competitive terms in each country in which we intend to introduce or continue to offer our telephony services. Interconnect and transmission circuits provided by national public telecommunications operators and other network operators are often subject to unanticipated price fluctuations and service restrictions or cancellations. We may also be subject to the constraints of the relevant network operator, which may be unable to provide all of the capacity that we request. If we cannot obtain the capacity we require to adequately serve all of our existing customers, our services may suffer. As a result, we could lose our customers, and consequently our reputation in the market could suffer. If we cannot obtain the capacity we require to connect all of our potential new customers, we may lose them to our competitors. All of these factors could adversely affect our business, financial condition and results of operations.

        Our operations could be interrupted.

        Our operations depend on our ability to protect our computer and telecommunications equipment and software systems against damage. Such damage could result from fire, power loss, telecommunications interruption or failure, attacks by computer hackers, terrorists, war, natural disaster or similar events. Our data processing services are particularly sensitive to interruptions.

        If all or part of our systems become temporarily or permanently unavailable, our businesses could be adversely affected. Should such interruption occur, we might have to pay contractual damages to clients or allow clients to terminate or renegotiate their contracts.

        We may be unable to adapt to technological changes on a timely basis or may need to make substantial unbudgeted expenditures to do so.

        Rapid technological changes in communications and information technology are redefining the markets in which we operate and the products and services we offer. Our businesses depend heavily on our computer and telecommunications equipment and software systems. If we fail to maintain and upgrade the quality of our technological capabilities or to respond effectively to technological changes, our business, financial condition and results of operations could be adversely affected. Future success also depends heavily on our ability to enhance existing services and introduce new services and products to respond to changing technological developments. We may not succeed in developing and marketing any new services or products. Furthermore, such new services or products might not succeed commercially. Moreover, technologies or services developed by our competitors might render our products or services uncompetitive or obsolete.

        Majority control of our company is concentrated.

        As of December 31, 2002, Invik & Co. AB ("Invik") owns, directly or indirectly, 9% of our outstanding share capital (but controls 30% of our voting rights), Industriförvaltnings AB Kinnevik ("Kinnevik") owns, directly or indirectly, 21% of our outstanding share capital (but controls 26% of our voting rights), Emesco AB ("Emesco") owns, directly or indirectly, 2% of our outstanding share capital (but controls 9% of our voting rights), Millicom International Cellular S.A. ("Millicom") owns, directly or indirectly, 7% of our outstanding share capital (but controls 3% of our voting rights) and, lastly, the estate of Jan Stenbeck owns 1% of our outstanding share capital (but controls 3% of our voting rights). Collectively, Invik, Kinnevik, Emesco, Millicom and the estate of Jan Stenbeck own shares representing a majority of our voting rights and, consequently, acting together would be able to elect our entire board of directors and cast the majority of the votes with respect to virtually all matters submitted to a vote of our shareholders. See Item 7: "Major Shareholders and Related Party Transactions—Major Shareholders." Other holders of our shares may therefore have limited influence over our management and affairs.

        Mr. Stenbeck was the chairman of the board of directors of Tele2, Invik, Kinnevik and Millicom until he passed away on August 19, 2002. The estate of Mr. Stenbeck is currently in probate (or the equivalent proceedings under applicable local law) in both Luxembourg and Sweden. A Luxembourg notary is administering the estate (at the direction of the heirs) in Luxembourg. A Swedish executor has also been appointed. The Luxembourg notary is currently in control of the estate's substantial direct or indirect shareholdings in related parties Kinnevik, Invik and Millicom which are greater than those of any other shareholder. These shareholdings could, in the aggregate, be deemed under the U.S. federal securities laws to constitute control of such companies. The distribution of Mr. Stenbeck's estate will most likely take more than a year to resolve. See Item 7: "Major Shareholders and Related Party Transactions—Major Shareholders."

        Our historical financial results may not be indicative of future financial results.

        Certain of our operating companies have experienced rapid growth and development in a relatively short period of time. Given the speed and magnitude of our growth, we believe that comparisons of changes in our financial condition and results between 1998 and 2002 may not be indicative of future financial results.

        We have incurred substantial indebtedness.

        To finance the establishment and operation of our businesses, we have incurred substantial indebtedness in the form of loans from external lenders. As of December 31, 2002, the net borrowing of the Tele2 Group was SEK 7,729 million and shareholder's equity was SEK 28,728 million. All of this indebtedness has been incurred directly by our companies.

        Our ability to borrow additional funds is limited in a number of respects by the terms of existing external debt obligations, including a syndicated EUR 1.2 billion senior secured credit facility. We have at December 31, 2002 liquidity of SEK 2,332 million, of which unutilized overdraft facilities and unused credit lines amount to SEK 729 million. See Item 5: "Operating and Financial Review and Prospects—Liquidity and Capital Resources—Borrowings."

        We may need to seek additional financing in order to finance growth in the longer term or if investments exceed currently expected levels, or in the event that operating profitability is lower than expected. We may also need to seek additional financing in order to finance the expansion of our operations, including the Russian market and moves into other markets, or to pursue opportunities relating to the joint provision of services by our divisions that require investments beyond those currently planned. We believe that we will continue to be able to access the capital markets on terms and in amounts adequate to meet our financing needs. If such additional financing is not available when needed, however, our business, financial position and results of operations could be adversely affected.

        We are exposed to exchange rate risks, and exchange rate fluctuations may affect the market price of our ADSs.

        We are exposed to fluctuations in exchange rates. Although we maintain our books and report our results in Swedish kronor, we conduct a material portion of our operations through subsidiaries outside Sweden. These subsidiaries accounted for approximately 67% of our consolidated revenues in 2002. The translation risks associated with currency fluctuations between the Swedish kronor and the currencies in which these subsidiaries conduct operations may have an adverse effect on our financial condition in the future. In addition, our SEK 10.8 billion five-year loan facility is partly denominated in Euro. The exchange rate difference that continually arises in translating the loan liability is offset against the exchange rate differences that arise on the corresponding net investments in subsidiaries. No hedge is undertaken against other types of currency risk. See Item 11: "Qualitative and Quantitative Disclosures about Market Risk—Risk of Variations in Exchange Rates" and note 22 of the Notes to the Consolidated Financial Statements.

        Fluctuations in the exchange rate between the Swedish kronor and the dollar will affect the dollar equivalent of the kronor price of our shares traded on the Stockholm Exchange and, as a result, could affect the price of the ADSs traded on NASDAQ. Such fluctuations will also affect the dollar amounts received by holders of ADSs on conversion of any cash dividends paid in kronor on our shares represented by ADSs.

        We are affected by fluctuations in variable interest rates.

        Our total loan liability that carried a variable rate of interest at December 31, 2002 was SEK 9,330 million. An increase in interest rates would cause us to incur additional interest expense, adversely affecting our financial results. See Item 11: "Qualitative and Quantitative Disclosures about Market Risk—Risk of Variations in Floating Interest Rates" and Note 24 of the Notes to the Consolidated Financial Statements.

        Additional regulatory restrictions and changes in the regulatory environment may negatively affect our business.

        The telecommunications markets in the countries in which we operate or intend to introduce our telephony services are subject to a significant degree of regulation. Like other telecommunications service providers we face regulatory and market access barriers resulting from a variety of restrictive laws, policies and licensing requirements. We must obtain licenses from regulatory authorities and enter into interconnect agreements with one or more telecommunications network operators in most of the countries in which we intend to introduce telephony services. Our ability to continue to provide services depends on the ability to obtain and maintain such licenses and agreements. However, the regulatory regime in respect of EU Member States is developing toward notification rather than licensing requirements in accordance with the impending regulatory framework of the European Union. Nevertheless, EU Member States will be permitted to require individual licenses for communications activities that consume scarce resources, i.e., for the use of radio frequencies and numbers.

        Changes in laws, regulations or governmental policy affecting our business activities and those of our competitors could adversely affect our results of operations. Discussions regarding changes in the regulatory framework in each European Union member state continue to take place as the European Union liberalization process is progressing. Significant changes in the regulations affecting our operations could have a material adverse effect on our results of operations. In particular such changes could affect our ability to interconnect, or the prices at which we obtain interconnection, to the national public telecommunications operator in each of their markets. For example, Sweden's National Post and Telecommunications Agency, or NPTA, has annually introduced new caps on interconnect rates for Telia Mobile. Industry periodicals indicate that the NPTA may force Sweden's other mobile telecommunications network operators to comply with similar caps. Such a reduction or cap could have an adverse effect on our business. Moreover, in February 2002, NPTA designated Tele2 Sweden as an operator with Significant Market Power ("SMP") in (i) the national market for interconnect and (ii) the national market for mobile telephony services. In June 2003, the Administrative Court in Stockholm ruled on appeal that Tele2 Sweden does not have SMP status on the national market for interconnect. The NPTA may appeal this ruling. If Tele2 Sweden is found on this subsequent appeal to have SMP status on the national market for interconnect, that decision could limit or otherwise affect the permissible scope of our operations. The court also ruled in June 2003 that Tele2 Sweden does have SMP status on the national market for mobile telephony services. We do not expect this decision to have any material effect on our business.

        Other changes in regulation that could affect our business are, in particular, decisions by regulators about the grant, amendment, renewal or revocation of licenses to our entities. For example, the NPTA announced in August 2000 that the rates that a non-SMP in the national market for interconnect mobile operator may charge cannot exceed the price that the majority state owned mobile operator (i.e. Telia Mobile) may charge by more than 10%. We appealed this decision on several grounds. The Administrative Court in Stockholm ruled in favor of Tele2. This decision has been appealed to the Administrative Court of Appeal. The appeals were submitted with motions to stay the effectiveness of the Administrative Court's judgment, which were denied by the Administrative Court of Appeal.

        Mobile telephone handsets may pose technological and health risks.

        Media reports have suggested that radio frequency emissions from wireless handsets and cell sites may raise various health concerns, including cancer, and may interfere with various electronic medical devices, including hearing aids and pacemakers. Research and studies are ongoing. Whether or not such research or studies conclude there is a link between radio frequency emissions and health, these concerns over radio frequency emissions may discourage the use of wireless handsets and may result in significant restrictions on the location and operation of cell sites, either or both of which could have a material adverse effect on our results of operations.

        Although we are not aware of any current or threatened litigation relating to these health concerns in any of our market areas, lawsuits against several wireless service operators and several wireless phone manufacturers relating to radio frequency transmissions to and from wireless handsets are pending in the United States. There can be no assurance that similar litigation will not arise in our markets or that we will not be subject to such litigation in the future. In addition, we could be subject to additional legislation or adverse publicity relating to damage caused by mobile telephones, including damages caused by persons using mobile telephones while driving.

Item 4: Information on the Company

History and Development of the Company

        We are a public limited liability company incorporated under the laws of Sweden and subject to the Swedish Companies Act. We were incorporated under the legal and commercial name NetCom Systems AB on November 19, 1990 with the Swedish Patent and Registration Office—Company Register under the registration number 556410-8917. We changed our legal and commercial name to Tele2 AB from NetCom AB on February 16, 2001. Our principal offices are at Skeppsbron 18, S-103 13 Stockholm, Sweden, and our telephone number is +46-8-562 000 60. Our agent in the United States is CT Corporation, 111 Eighth Avenue, New York, New York, 10011.

        NetCom Systems AB, our predecessor company, was formed to own and develop Industriförvaltnings AB Kinnevik group's telecommunications operations in the Nordic market area following the deregulation of the Swedish fixed telephony market in 1993. We were demerged from Kinnevik when the shareholders of Kinnevik received a special dividend of Tele2 shares in May 1996, and trading of our shares on the Stockholm Exchange commenced. We expanded our fixed telephony operations into Norway in 1995 and Denmark in 1996. In 1998, we expanded our operations into the Baltic States, with the acquisition of Tele2 Eesti (formerly Ritabell) in Estonia, and in 1999, we acquired a 17.8% stake in Société Européenne de Communication S.A. ("SEC"), with operations in continental Europe (The Netherlands, Germany, Switzerland, Austria, France, Italy, Luxembourg, Liechtenstein, the Czech Republic and Spain). In 2000, we increased our stake in SEC to 99.7% and acquired Tele2 Latvia (formerly Baltkom). In 2001, we increased our interest in SEC to 100% and we expanded our operations into Russia with the acquisition of Tele2 Russia Telecom BV (formerly Fora Telecom BV). Given the speed and magnitude of our growth since the launch of our primary services, comparisons of changes in financial condition and results between 1999 and 2001 may not be indicative of our future financial results. See "—Acquisitions and Divestitures" and Item 7: "Major Shareholders and Related Party Transactions—Related Party Transactions—Acquisitions and Divestitures."

Business Overview

        Tele2 AB, formed in 1993, is the leading alternative pan-European telecommunications company offering fixed and mobile telephony, as well as data network and Internet services under the brands Tele2, Tango and Comviq to over 16.8 million customers in 22 countries. We also operate Datametrix, which specializes in systems integration; 3C Communications, which operates Internet payment and credit card transactions, and public pay phones; Transac, which offers data processing of credit card transactions and billing; C3, which is active in prepaid cards for fixed telephony; and Optimal Telecom, which offers households low price guarantees for fixed telephony services. We also offer cable television services and jointly own the Internet portal Everyday.com with Modern Times Group MTG AB. Our shares are listed on the Stockholmbörsen (Stockholm Stock Exchange) under TEL2A and TEL2B and on the NASDAQ National Market under TLTOA and TLTOB.

        Our company is organized around six market areas:

  •
  Nordic, including Tele2 operations in Sweden, Norway, Denmark and Finland as well as Datametrix;

  •
  Eastern Europe & Russia, including Tele2 operations in the Baltic states (Estonia, Latvia and Lithuania), Poland, the Czech Republic and Russia as well as our X-Source operations;

  •
  Central Europe, including Tele2 operations in Germany, The Netherlands, Switzerland and Austria as well as a license in Ireland;

  •
  Southern Europe, including Tele2 operations in France, Italy, Spain and Portugal;

  •
  Luxembourg, including Tele2 operations in Liechtenstein and Luxembourg, the newly launched operations in Belgium, as well as Transac and 3C Communications; and

  •
  Branded products & services, including Tele2 UK, C3 operations, Everyday operations, and IntelliNet operations.

        The following table presents a breakdown of the primary services we provide in the market areas in which we operate, and the year of launch.

Market Area	Mobile	Fixed	Internet	Cable TV
Nordic
Sweden	1981	1993	1991	1986
Norway	2000	1998	1997	—
Denmark	2000	1996	1997	—
Finland	—	2000	2001	—
Eastern Europe & Russia
Estonia	1998	1998	—	1998
Latvia	1999	—	—	—
Lithuania	2000	—	—	—
Russia	1992	—	—	—
Poland	—	2003	2000	—
Czech Republic	—	2002	2000	—
Central Europe
Germany	—	1998	—	—
The Netherlands	2001	1997	—	—
Switzerland	2000	1998	2002	—
Austria	2003	1999	—	—
Ireland	—	(license)	—	—
Southern Europe
France	—	1999	2002	—
Italy	—	1999	2002	—
Spain	—	2001	—	—
Portugal	—	2003	—	—
Luxembourg
Luxembourg	1998	1999	2000	—
Liechtenstein	2000	2000	2000	—
Belgium	—	2003	—	—

        Additional operations are Datametrix, X-Source, 3C Communications, Transac, Everyday, C3 and IntelliNet.

        We had total consolidated operating revenues of SEK 31,282 million in 2002, of which our Nordic market area represented 43% (SEK 13,566 million), Eastern Europe & Russia 8% (SEK 2,320 million), Central Europe 18% (SEK 5,689 million), Southern Europe 26% (SEK 8,105 million), Luxembourg 2% (SEK 754 million) and Branded products & services 3% (SEK 848 million). Broken down by the types of service we provide, fixed telephony & Internet represented 68% (SEK 22,385 million) of our total consolidated operating revenues, mobile telephony 30% (SEK 9,857 million), cable television 1% (SEK 298 million), and data processing 1% (SEK 415 million). Our total consolidated operating revenues decreased by SEK 1,673 million due to intra-group sales. In 2002, we had operating profit after depreciation and amortization of SEK 1,530 million and net profits of SEK 223 million. For additional information on the results of our operations see Item 5: "Operating and Financial Review and Prospects" and Note 1 and Note 2 of the Notes to our Consolidated Financial Statements.

        The following table presents a breakdown of our numbers of active customers by market area and by business area as of December 31, 2002 and 2001. We define active customers as those customers who have, during the last 90 days, generated revenue for us by making a call, receiving a call or being charged a fee.

	As of December 31,		Net Customer Intake from 2001 to 2002	Net Customer Intake in %
	2002	2001
	(in thousands)
Market Area
Nordic	6,252	6,274	(22)	0
Eastern Europe & Russia	1,574	996	578	58
Central Europe	3,587	3,191	396	12
Southern Europe	5,129	4,286	843	20
Luxembourg	222	211	11	5

Total	16,764	14,958	1,806	12

Business Area
Mobile Telephony	5,039	3,710	1,329	36
of which prepaid	3,363	2,179	1,184	54
Fixed Telephony & Internet	11,452	11,182	270	2
Cable Television	273	66	207	314

Total	16,764	14,958	1,806	12

        As of January 1, 2002, we changed the definition of active customers in Sweden and Denmark in order to make the definition uniform across the Group. As a result of this adjustment and the effect of the merger with Optimal Telecom, the number of customers in Sweden for fixed telephony and Internet has been decreased in a one-off adjustment by 197,000, and the number of mobile telephony customers has been increased by 80,000. In addition, the number of cable television customers was reported for the first time in 2002, which has resulted in an increase in active customers of 189,000. In the case of Denmark, a one-off adjustment has been applied to fixed telephony and Internet during 2002 that resulted in a decrease in active customers by 461,000. During 2001, the acquisition of Tele2 Russia and the Levicom Group caused our number of customers to increase by a total of 296,000. Net customer intake in 2002, before the above adjustments, amounted to 15%.

Recent Acquisitions and Divestitures

    Acquisition of Alpha Telecom (United Kingdom)

        In February 2003, we acquired all the shares in Alpha Telecom for a net cash payment of SEK 700 million. The acquisition resulted in goodwill of SEK 695 million. Alpha Telecom is a United Kingdom service provider of prepaid fixed network telephony for individuals and cash cards for fixed telephony.

    Acquisition of Tele2 Russia Telecom BV (Russia)

        On November 30, 2001, we acquired all the shares in Tele2 Russia Telecom BV (formerly Fora Telecom BV), or "Tele2 Russia," from Millicom, a related party, in exchange for newly issued shares of Tele2 AB corresponding to a value of SEK 849 million. The acquisition resulted in goodwill of SEK 86 million. Tele2 Russia has twelve mobile telephony operations in Russia located in Belgorod, Chelyabinsk, Irkutsk, Kemerovo, Kursk, Moscow, Nizhny Novgorod, Omsk, Rostov, Smolensk, St. Petersburg, and the Republic of Udmurtia. See Item 7: "Major Shareholders and Related Party Transactions—Related Party Transactions—Acquisitions and Divestitures."

    Acquisition of OÜ Levicom BroadBand (the Baltic States)

        During the first quarter of 1999 we acquired 19.9% of the capital of OÜ Levicom BroadBand, a cable television and broadband company with fixed telephony operations in the Baltic States. In accordance with the shareholders' agreement, Levicom International Holdings B.V. exercised a put option requiring us to purchase from it all of the outstanding shares of OÜ Levicom BroadBand. Effective December 31, 2001, we acquired the remaining shares of OÜ Levicom BroadBand for SEK 153 million in cash and through the issue of two tranches of loan notes in an aggregate principal amount of SEK 134 million. The notes were paid in full in 2002. The acquisition resulted in goodwill of SEK 167 million. See Item 10: "Additional Information—Material Contracts."

    Divestiture of Transcom Worldwide S.A.

        In January 2001, we sold our 37.5% shareholding in Transcom Worldwide S.A., an associated company of SEC, which we acquired during 2000, to Kinnevik at a value of SEK 235 million, resulting in a capital gain of SEK 91 million. The purchase price was based on the share price 60 trading days after Transcom was listed on the Stockholmsbörsen (Stockholm Exchange). See Item 7: "Major Shareholders and Related Party Transactions—Related Party Transactions—Acquisitions and Divestitures."

    Acquisition of SEC (Continental Europe)

        As of October 2, 2000, we acquired 81.9% of Société Europèenne de Communication S.A., or "SEC," thereby increasing our ownership to 99.7% of SEC's total issued share capital. SEC's principal subsidiaries provide telephony services in Germany, The Netherlands, Switzerland, Austria, France, Italy, Luxembourg and Liechtenstein. As of December 31, 2001, we own 100% of SEC as a result of a restructuring undertaken in November 2001 of SEC S.A. In connection with the restructuring, the shareholders of the remaining 0.3% received compensation when the assets and liabilities were sold to another Tele2 company at market value, and SEC was subsequently liquidated. See Item 7: "Major Shareholders and Related Party Transactions—Related Party Transactions—Acquisitions and Divestitures."

    Acquisition of SIA Tele2 (Latvia)

        In October 2000, we acquired SIA Tele2 (formerly Baltkom GSM), now called Tele2 Latvia, for SEK 2,162 million. Tele2 Latvia is a mobile telephony operator in Latvia that offers prepaid phone cards.

    Divestiture of 4T Solutions (Sweden)

        As of April 1, 2000, we divested 4T Solutions, a company active in the development of invoicing systems for telecom companies, to X-Source Corporation in exchange for newly issued shares in X-Source Corporation equal to 11.88% of its share capital. X-Source Corporation is a global invoicing and telecommunications consulting company. See Item 5: "Operating and Financial Review and Prospects—Consolidated Results of Operations—Acquisitions and Divestitures," Item 7: "Major Shareholders and Related Party Transactions—Related Party Transactions—Acquisitions and Divestitures."

Organizational Chart

        The following organizational chart shows the structure of the Tele2 Group as of December 31, 2002. Our organizational structure includes certain non-operating holding companies interposed between Tele2 AB and certain of its subsidiaries. These holding companies, along with other smaller operations not material to our operations, have been omitted for purposes of showing the ownership structure of our operating subsidiaries.

100% ownership if nothing else stated

        The following organizational chart shows the market structure of the Tele2 Group as of December 31, 2002. Holding companies and other smaller operations have been omitted for purposes of showing the market structure of our operating subsidiaries.

100% ownership if nothing else stated

Strategy

        Our principal strategic objectives to date include:

  •
  Being the price leading provider of fixed and mobile telephony services in all of the principal markets in which we operate;

  •
  Building on our customer base in new markets by offering various services that can be cross-marketed and sold; and

  •
  Taking advantage of deregulation and telecommunications market maturity to offer more customers the opportunity to communicate less expensively through Tele2.

        We believe that our products and services can create synergies in that they can be more used effectively in several markets, creating conditions for higher profitability through economies of scale and better resource utilization. We seek to integrate the services offered by our various businesses by exploiting the management, marketing and infrastructure synergies among them. For example, we believe we have successfully marketed mobile telephony to our fixed-line client base in certain markets and will continue to market such combined solutions in other markets.

        We believe that, as competition in the telecommunications sector increases, it will become more expensive for new operators to build their market shares and that our substantial customer base, together with a high-quality infrastructure, will give us an advantage in maintaining leading positions in our chosen markets. We intend to develop and strengthen our position as a leading alternative provider of pan-European telephony services as well as to expand our provision of services in the Baltic states, Poland and Russia.

        We have separate marketing and sales organizations that target the business market and the consumer market. We seek to offer each of these customer segments a full range of telephony services, including fixed-line and mobile telephony, cable television, Internet services and broadband data communications services. We are also continually evaluating opportunities to enhance or expand our telecommunications activities through joint ventures with strategic partners and also through targeted acquisitions.

        We avoid contracting and owning infrastructure when it is not necessary, in order to control costs. In countries in which we own infrastructure, we would not have been able to compete with the former telecommunications monopoly without access to such proprietary infrastructure.

Products and Services

        We offer mobile telephony, fixed telephony, Internet and data network services, cable television and content services in 22 countries in Europe. Every service is not available in all of the countries in which we operate.

  Mobile Telephony

    Overview

        We provide mobile telephony services through our own networks in Sweden, Estonia, Latvia, Lithuania, Russia, Luxembourg and Liechtenstein. In addition, in Denmark and The Netherlands we provide these services as a mobile virtual network operator (a "MVNO") and in Switzerland and Norway we provide these services as a service provider. During 2002, we signed MVNO agreements in Austria, where service was subsequently launched in February 2003, and in Norway. Tele2 has UMTS licenses in Sweden, Luxemburg, Liechtenstein, and Latvia. In addition to services provided by our subsidiaries, we also own interests in Suomen Kolmegee OY, which owns a mobile telephony UMTS license in Finland.

    Services

        We provide a number of GSM mobile telephony services (including both GSM 900 and GSM 1800 coverage), as well as voice-mail, call-forwarding, caller ID, call-waiting, mobile-terminated and mobile-originated short message services, three-way calling, facsimile services and data transfer. We are able to transmit data provided that the user has the appropriate interface between his or her mobile telephone and computer or fax machine. In 2002, we added a service whereby our Swedish mobile customers can receive and make calls outside Sweden using a prepaid card.

        We charge customers for air-time, monthly access, service activation and custom calling features. Charges vary according to the type of subscription package purchased. Our various subscription packages are designed to cater to the call patterns and volumes of different customer segments. Contracts are designed to permit a customer to switch among five different subscription packages as his or her calling behavior changes. Customers may change their packages up to five times each year without incurring a charge. Our air-time tariffs vary according to the type of subscription, time of day (peak and off-peak) and destination of call.

        Roaming agreements enable customers in one system to use their mobile telephones in another operator's system. We plan to enter into roaming agreements with additional GSM/Universal Mobile Telecommunications Service (UMTS) operators as their systems develop to support roaming. The charges for terminating calls in each other's system are netted, and any balance owed to either party is then paid. Currently, approximately 630 mobile telecommunications operators use or have a license/permission to use GSM/UMTS systems in approximately 190 countries. UMTS technology increases capacity in mobile networks considerably compared with GSM, as the bandwidth is higher. Tele2 holds licenses to provide UMTS telephony for third generation telephony (3G) services in Sweden, Finland (through ownership of Suomen Kolmegee Oy), Liechtenstein, Luxembourg and Latvia. In an effort to keep down costs of construction and operation of the UMTS network in Sweden, we and TeliaSonera have established a jointly owned company, Svenska UMTS-nät AB. We curtail costs through this arrangement through the use of both companies' existing infrastructure, such as telecom masts.

        We believe that third generation mobile telephony, 3G, will enhance access to personal information and entertainment by connecting mobile customers with mobile broadband services such as e-mail, image services, games and content portals.

        We offer the IQ Direct service, a virtual private network service for businesses that allows fixed-line telecommunications direct access customers who are also mobile telecommunications customers to make calls between the customer's fixed-line and mobile telephones at advantageous prices. The IQ Direct program and the future growth of this business depend in large part on how many of our fixed-line telecommunications customers have direct access to our fixed-line network. We expect that the number of such customers will grow in the future. See "—Fixed-line Telephony and Internet—Infrastructure" and "—Fixed-line Telephony and Internet—Services—International and National Telephony Services."

        We also offer innovative services that combine mobile telecommunications and Internet technologies by taking advantage of synergies among our various businesses. One such service, IQ E-Post, enables customers to send and receive Internet e-mail correspondence of up to 160 characters to and from their GSM phones without the need for any additional programs or equipment. We also offer access to Internet services through mobile handsets using wireless application protocol, or WAP, technology, which streamlines Internet data for transmission over cellular networks.

        GPRS (General Package Radio Service) was implemented to increase data speeds in GSM networks. GPRS also facilitates the transition from GSM to UMTS. We currently offer GPRS services in several application areas, thus enabling users to send e-mail and surf the Internet, for example. GPRS allows for significantly faster data transmission speeds than previous technologies and is expected to support speeds up to 115 kbit/s (GSM 9.6 kbit/s). It is also possible for users to be constantly connected to the GSM network, even when the users are not making calls. Instead of paying for connection time, users pay for the amount of information that is sent.

        In cases where deregulation in the telecommunications sector has been effective, new markets can be opened to service providers. Both Mobile Virtual Network Operators (MVNO) and Service Providers (SP) have emerged as new business models that add to competition in the mobile telephone market. In both cases, the operator leases an existing network and thus avoids building a new mobile network. The difference between MVNOs and SPs is a fundamental one. In the case of SPs, the operator becomes a vendor of another company's telephony, since it only handles outgoing traffic. MVNO, by contrast, means simply that a mobile operator purchases radio access from an existing mobile operator, but is otherwise completely independent and can develop services, payment forms and direct traffic as if it were a conventional mobile operator. A difference between a conventional operator and a real MVNO is that the MVNO has no control of geographic coverage build-out. In countries in which Tele2 does not have a mobile license, the MVNO concept permits us to supply fixed telephony with a full range of services in subscription and prepaid calling cards for mobile telephony. We operate as a MVNO in Denmark and the Netherlands. During 2002, we signed a MVNO agreement with Telenor in Norway and with Connect Austria in Austria, where service was subsequently launched in February 2003. We expect MVNOs to expand in the immediate future since deregulation of the EU telecom market is gaining an impact and the mobile market is maturing. These alternative models could provide major growth opportunities for our company, given our large customer base in many countries coupled with the fact that we do not have our own infrastructure.

    Market Area Nordic

        Sweden.    Tele2 Sweden remains the principal market for our services despite our recent expansion in other market areas. Tele2 Sweden gained market share in all product areas in 2002. The strongest growth was in Comviq prepaid. Our total number of mobile telephony customers in Sweden grew to over 3 million as of December 31, 2002, a 16% increase over our total number of telephony customers as of December 31, 2001. Of this total, 73% were prepaid customers. Sweden is also a key test market for the development of new products and services, which we then, on a case-by-case basis, implement in other countries in which we operate.

        We market our mobile services in Sweden under the Comviq and Tele2 Mobile brands. Comviq addresses the consumer market, where its focus is to make services available to as many people as possible at the lowest possible rates. At the close of the year, Comviq celebrated its 10th anniversary with a number of activities, which included presenting existing activities and new customers with lower calling prices. Tele2 Mobile services the business segment. Both brands are positioned as price leaders in the market, and they enjoy 97% brand recognition in Sweden. There are few providers of mobile telephony services in Sweden, with our principal competitors being Telia Mobile and Vodafone.

        According to telecommunications market publications, Sweden has one of the highest penetrations of mobile telephone services in the world. We believe, based in part on industry estimates, the rapid growth of our mobile telephony services to date and the global trend in growth of the GSM market, that there is still potential for customer growth in Sweden. We anticipate, however, that the future growth rate will be slower than the rapid growth we have experienced in the past.

        In 2002, we created two customer areas in our Swedish market, Private Customers and Corporate Customers in order to better tailor our products to customer needs. Each of these customer areas is responsible for services and packaging, as well as for reaching preset profitability targets. The primary results of this creation of two customer areas are more effective distribution as well as a distinct and better targeted product offering.

        In December 2000, we received one of four third-generation cellular standard Universal Mobile Telecommunications Service, or UMTS, mobile network licenses offered in Sweden. On March 15, 2001, we entered into a joint venture with TeliaSonera AB, which was not awarded a Swedish UMTS license, and its wholly-owned subsidiary Telia Mobile, to exploit our UMTS license. As a result, we formed UMTS nät Sweden as a jointly owned network company to implement the joint venture. We believe the joint venture with TeliaSonera is the most effective way to limit our costs in building the necessary infrastructure and to generate a more rapid return on our invested capital. Both we and TeliaSonera can use our existing GSM networks as a base upon which to build the new network, reducing both the need for new transmitting masts and the environmental impact of the build out. On September 19, 2002, UMTS nät Sweden entered into a term loan and revolving credit facility of SEK 11 billion to finance the expansion of the UMTS network in Sweden. We and Telia Sonera each guarantee this loan facility up to the extent of our 50% interest in UMTS nät Sweden, or SEK 5.5 billion. As of December 31, 2002, the amount outstanding under that guarantee was zero.

        Norway.    We have offered mobile telephony services in Norway through our wholly-owned subsidiary Tele2 Norway since 2000. In addition, Tele2 Norway offers contract subscriptions for its mobile telephony services, and customers using Tele2 Norway's fixed-line services receive all Tele2 Norway charges on a single bill.

        Tele2 Norway increased its market share and strengthened its position in the mobile market in 2002, with revenue showing a stable increase during the year. Tele2 Norway successfully recruited mobile customers from its existing customer base in fixed telephony. In September 2002, Tele2 Norway signed an MVNO agreement with Telenor. The agreement offers Tele2 Norway the potential to transfer customers currently covered by the present Service Provider agreement to the more competitive MVNO service. We expect that this agreement will permit us to develop new, price-leading services for our customers in Norway.

        In November 2000, we received a license to operate a UMTS network in Norway. The costs relating to developing a UMTS system depended heavily on license conditions, in particular build-out requirements. In November, Tele2 Norway returned its UMTS license to the Norwegian authorities. Consequently, we no longer have any commitments or expenses linked to the expansion of the UMTS network in Norway. See "—Regulatory Overview—Norway—Tele2 Norway's Licenses" and Item 5: "Operating and Financial Review and Prospects—Liquidity and Capital Resources—Working Capital and Investments."

        Denmark.    In October 2000, Tele2 Denmark, our Danish subsidiary, launched the first MVNO through an agreement with Sonofon A/S. The agreement allows us to offer mobile telephony services to our existing fixed-line customers in Denmark.

        In mobile telephony, 2002 was a year of consolidation, restructuring and reassessment of the market for Danish mobile operators. Prices in the private market declined and competition continued to be strong. In addition, a number of companies have withdrawn from the market. Tele2 Denmark conducted measures aimed at raising profitability from mobile services, which led to a reduction in costs for customer procurement and an increase in call volume per customer. In addition, during early 2002, Tele2 Denmark launched a subscription service, which reported rapid growth.

        At the end of the year, the Danish authorities presented new regulations that entail a reduction in interconnect charges in certain areas during 2003. We believe that this may allow for better margins.

        Finland.    In March 1999, we acquired 20% of the shares and 15% of the voting rights in Suomen, a Finnish company, making us Suomen's largest shareholder. In March 2002, we increased our shareholding in Suomen to 27%, and in June 2003 we increased our shareholding to 100%. Suomen has been granted one of four Finnish UMTS licenses in Finland. In addition, on June 12, 2003, we announced that we signed an MVNO agreement with Radiolinja Origo, the number two GSM operator in Finland, with a market share of 30%. The agreement will enable us to offer GSM mobile services in Finland without having to build our own infrastructure.

    Market Area Eastern Europe & Russia

        We established a common network platform in the three Baltic countries in 2001. The common network makes significant long-term cost savings possible and creates competitor advantages like flexibility and large-scale advantages when developing new services. Tele2 is growing rapidly in the Baltic states, with more than one million customers in total as of December 31, 2002.

        Estonia.    We provide mobile telephony services under the Tele2 brand as a part of our wide range of product offerings in Estonia. Tele2 is the most rapidly growing mobile telephone operator in Estonia and is now the second largest operator in the Estonian mobile market, with an estimated one-third of the market. We target our mobile telephony services to small and medium sized companies and focus on sales growth for prepaid services in Estonia.

        During 2002, we launched several supplementary services in Estonia. For example, beginning in 2002, we became the only mobile operator that currently offers pan-Baltic roaming for prepaid customers, and we have introduced a uniform bill for customers who use both our fixed and mobile telephone services.

        Latvia.    We are the leading alternative operator in Latvia with GSM 900 and GSM 1800 licenses. The company was acquired in October 2000 and has since then been growing rapidly, especially through prepaid calling card plans. We have built its leading position on price leadership, new innovative voice and SMS services and superior distribution. Since the name and brand was changed in March 2001, we have 80% brand recognition in Latvia.

        Tele2 leads the market for prepaid calling cards with its Zelta Zivtina, or "Gold Fish" card. Our subscription service remains the leading alternative mobile telephony provider to the former monopoly. We also introduced a service in 2002 whereby both subscription and prepaid customers can call from anywhere in the Baltic states at the same rates as if they were in Latvia as well as an initiative offering prepaid calling card customers a cash bonus credited to their card that can be applied to pay for calls. Customers in Latvia can also refill their prepaid calling cards directly from their bank account, saving cost for Tele2.

        Lithuania.    UAB Tele2 holds a Lithuanian GSM 1800 license and a GSM 900 license. Since the acquisition of its GSM 900 license in December 2000, UAB Tele2 has gradually upgraded its network to operate on the GSM 900 band. During 2002, the GSM network was expanded to cover approximately 90% of the population. Mobile penetration in Lithuania grew from 29% to 44% from 2001 to 2002. One of the key factors driving customer growth and increased usage was the reduction in price during evenings and weekends. UAB2 Tele2 in Lithuania was also the first operator to launch pan-Baltic roaming for its prepaid calling card customers. We designed our product offerings for this market with lower fixed monthly rates and a simpler price schedule as compared to the competition.

        UAB Tele2 has become a leading mobile service provider among private customers, and its mobile penetration rose sharply in 2002 and its customer base more than doubled. In the fourth quarter of 2002, 71% of Lithuanians recognized the Tele2 brand. In 2002, UAB Tele2 launched its Joker subscription service, which offers a low monthly rate that is structured to be adjusted to equal any lower price offered by a competitor. UAB Tele2 also launched a subscription plan that is aimed at small and medium-sized companies in 2002. We expect the mobile telephony market to continue to grow in Lithuania.

        Russia.    We acquired Tele2 Russia from Millicom, a related party, in November 2001. Tele2 Russia's network reaches an estimated 48 million people in Belgorod, Chelyabinsk, Irkutsk, Kemerovo, Kursk, Moscow, Nizhny Novgorod, Omsk, Rostov, Smolensk, St. Petersburg and the Republic of Udmurtia. It has a GMS1800 license covering ten of these jurisdictions. Thus, all companies have licenses for GSM1800, and operations in two of the regions in which we operate, Irkutsk and Rostov, were launched in April and May 2003 respectively. The mobile market in Russia expanded by 125% in 2002.

        In November 2002, Tele2 Russia sold its share of the Moscow-based NMT450 operator MCC.

        Our subsidiary in Omsk was the first mobile operator to launch a Calling Party Pays ("CPP") service, whereby a person calling a mobile phone pays for the cost of the call. CPP is unusual in Russia, which tends to be dominated by Mobile Party Pays ("MPP") services in which the owner of the mobile telephone pays for all incoming and outgoing calls. Offering a CPP service has proved to be an attractive and effective means of competing in the Russian market. We have also launched a CPP service in Chelyabinsk. During 2003, we expect to continue our efforts to negotiate CPP service agreements in other regions in Russia.

        We believe that prospects for the Russian economy in 2003 are positive. The mobile telephone market expanded by 125% in 2002 and we expect rapid growth to continue during the current year. The customer segments now seeking to acquire mobile telephones in Russia are the middle class, middle management in companies and small business owners, which traditionally have been strong customer groups for us.

    Market Area Central Europe

        Germany.    In December 2001, we announced a MVNO agreement in Germany. Tele2 Germany and VIAG Interkom, a British Telecom subsidiary, signed an agreement allowing us to use Interkom's wireless network to provide the interface for our fixed line customers. Tele2 Mobil will also offer the benefits of "one-bill" and other bundled services.

        The Netherlands.    In August 2001, we launched the first MNVO in The Netherlands. We signed an agreement with Telfort, a GSM operator in The Netherlands, which is wholly owned by British Telecom. The agreement enables us to offer mobile telephony services in the country in addition to our existing fixed line offering. The MVNO agreement gives us our own exchanges and thus the capacity to handle incoming traffic unlike a service provider agreement. Further, as an MVNO, we will be able to develop our own products such as prepaid and postpaid services and international roaming. During 2002, this operation expanded its customer base and focused on cross-selling mobile services to our substantial fixed line customer base. We were the second largest alternative operator in the Dutch fixed telephony market in 2002. At the end of the year, 80% of the population recognized the Tele2 brand.

        Austria.    Tele2 launched a mobile telephony service under a MVNO agreement occurred in early 2003. Up to 85% of the Austrian population is familiar with the Tele2 brand. A high proportion of pre-selection customers and a low churn indicate the level of customer satisfaction and loyalty. During 2002, we introduced electronic-invoices and prepaid cards for international calls. We will continue to focus on profitable growth in Austria while exploring new business potential such as MVNO agreements and other value-added services.

        Switzerland.    In 2000, we launched a GSM mobile telephony service in Switzerland. We have an agreement to lease wireless capacity from Swisscom's network, giving the Tele2 Mobile network coverage of 98% of the country and providing Tele2's broader mobile customer base with roaming services in Switzerland. Tele2 Mobile offers the use of prepaid cards. The card can be recharged either by entering a pin-code on the mobile handset or by calling help-lines operated by Transcom World Wide.

    Market Area Luxembourg

        Luxembourg.    Through Tango, we are the bigger of the two providers of mobile telephony services in Luxembourg, with a share of almost 50% of the active customers in the market. Tango holds a combined GSM 900/GSM 1800 license and offers a wide range of mobile telephony services, including, in addition to cellular telephony, voice mail, call-forwarding, call waiting, mobile-terminated and mobile-originated SMS and three-way calling. Traffic volume rose in 2002 by more than 40% in 2002 compared to 2001, mainly because of strong growth within prepaid calling cards. Tango received a UMTS license in May 2002 and services in the new network were launched in April of 2003. Tango is now also marketed through Optimal Telecom in Sweden.

        Liechtenstein.    We have provided mobile telephony services in Liechtenstein since March 2000 under the Tango brand, and are the single largest alternative operator in Liechtenstein. We hold a license for GSM and were awarded a UMTS license in 2002. We plan to offer UMTS services in the new network during the second half of 2003.

    Mobile Telephony Technology

        GSM and other digital systems have effectively superseded analog systems as the predominant standard for cellular communications. Digital technology, and GSM in particular, offers numerous advantages over earlier analog systems. Currently, approximately 630 mobile telecommunications operators use GSM systems in approximately 190 countries.

        The basic infrastructure of a GSM cellular network consists of a mobile services switching center (or exchange), base station controllers, radio base stations, repeaters and transmission systems. The area serviced by a cellular telephone network is divided into a number of cells. A radio base station, containing a number of transmitters and receivers, is installed in each cell. Radio base stations are connected to base station controllers that, in turn, are connected to a mobile services switching center. Switches control the routing of calls and allow cellular phone users to move freely from cell to cell while continuing their calls. Mobile services switching centers are connected to other such centers in the same network and to other fixed or mobile telephone networks. Transmissions between base stations, base station controllers and switches occur through digital fiber optic cables or radio microwave links.

        GSM systems use the frequency band from 870 MHz to 960 MHz. This frequency band is generally referred to as the 900 MHz spectrum. The widespread adoption of the GSM standard in Europe and elsewhere facilitates international roaming that enables a customer to use the same mobile telephone throughout the countries that use the GSM standard. In addition, because digital system equipment is now mass-produced and cheaper than analog system equipment, digital systems such as GSM can involve lower infrastructure costs per customer.

        The GSM 1800 standard is based on the GSM standard, except that it is implemented in a higher frequency band. The GSM 1800 system uses the frequency band from 1730 MHz to 1875 MHz, which is generally referred to as the 1800 MHz spectrum. The higher frequency GSM 1800 signals generally do not travel as far as GSM signals. Therefore, more GSM 1800 base stations may be required in certain areas to achieve the same level of coverage as the number of GSM base stations required in such area. Certain markets may use dual-band handsets that allow customers to obtain the roaming advantages of the GSM system while enabling greater capacity efficiencies through GSM 1800 technology. Customers can, however, also use traditional single-band GSM handsets.

    Infrastructure

        Improved capacity is achieved through decreasing cell size or increasing the number of base stations per cell. Additional capital expenditures will continue to be focused on improving coverage in more densely populated regions. To optimize infrastructure investment, we seek to cooperate with other operators by co-locating base stations where possible.

        Cellular telephone systems are interconnected with fixed-line telephone networks, allowing customers to receive and originate local, long-distance and international calls from their cellular telephones. Cellular telephone system operators therefore require interconnection with the local fixed-line telephone companies. We pay TeliaSonera, P&T Luxembourg and other operators directly for interconnection to their respective public telephone networks. Rates vary according to the distance traveled on the public telephone network. See Item 4: "Information on the Company—Regulatory Overview." We attempt to use our own fixed-line network as much as possible to minimize interconnect costs.

    Capacity Limitations

        One major constraint on the capacity of a mobile telecommunications system is the amount of frequency allocated to the system operator. Frequency is limited, and is shared both by the different operators providing a particular type of service and, for frequency bands, by other systems. Currently, one of the economically practical ways to increase a cellular system's capacity (other than the procurement of additional frequency allocations) is through a process known as cell-splitting. Cell-splitting entails dividing a single cell into a number of smaller cells through relatively simple technological modifications. This allows for better use of the allocated frequency, thereby increasing the number of calls that can be handled in a given area. Another way to increase system capacity is to add base stations to existing cells. As cells become smaller, the investment per customer increases as the infrastructure required to handle calls within smaller cells is more costly. The ability to increase capacity by continuing to split cells is limited beyond a minimum cell size because of cost and technological limitation reasons, particularly in densely populated areas.

        We have applied these capacity enhancement techniques, and will continue to do so, in order to satisfy our capacity needs. However, based on the present allocation of frequency, existing technologies and the current pattern of GSM customer growth rates, we could reach capacity limitations in certain markets in future years. For the same reasons, other GSM operators may experience similar capacity limitations. We expect, however, that advances in capacity enhancement technologies and frequency related to our additional licenses should provide us with sufficient additional capacity during the intervening years.

    Suppliers

        Siemens, Motorola and Ericsson supply most of the network infrastructure for our mobile telecommunications operations. We expect that these suppliers will continue to supply our future network equipment needs. Like most cellular system operators, we obtain network equipment from a small number of suppliers. Our business relationships with suppliers are stable and typically involve a high degree of cooperation with respect to our particular infrastructure needs.

        Under the Council Directive 93/38/EEC (EC Competitive Procurement Directive) we are required to solicit bids in order to procure equipment for our networks in the European Union. We believe that we have complied to date with these tender requirements and intend to comply with such requirements in the future.

    Marketing

        We distribute our mobile telephony services through independent dealers and our own direct sales force. Our marketing strategy involves close cooperation with dealers, particularly large consumer appliance and electronic goods retailers and telephone retailers, and a strong emphasis on advertising and sales campaigns. Our corporate sales efforts are aimed at obtaining high volume business customers. We expect to continue increasing our corporate sales efforts over the next few years.

        We have non-exclusive distribution contracts with dealers that serve our markets. We obtain at least 60% to 70% of our new mobile telephony customers from a limited number of dealer chains. We offer dealers a commission for each new customer they obtain. We also offer "air-time based" customer support incentives to dealers, which consist of payments of a portion of call revenues over a certain level made by customers obtained by the dealer. In order to enhance the dealers' ability to sell our services successfully, we offer special training programs for our dealers' sales forces.

        We periodically conduct sales campaigns and offer special dealer incentives that typically give rise to significant increases in our mobile telephony services customer base. In addition, we have used television advertising extensively to enhance brand-name recognition.

    Competition

        We face strong competition in the GSM market. We could in the future face competition from other cellular systems that are being developed, or from new entrants to the market. Although we believe that our existing mobile telephony services customer base and network investments give us an advantage over any potential new entrant, there is no guarantee that an operator with substantial resources could not establish itself as a competitor in the provision of mobile telephony services. Furthermore, in order for us to implement a full-scale GSM 1800 system, infrastructure investments would need to be made, at a potentially substantial cost over time.

  Fixed-line Telephony and Internet

    Overview

        Through our subsidiaries, we provide a number of international and national public telephony services in Sweden, Norway, Denmark, Finland, Estonia, Poland, Czech Republic, Austria, Germany, The Netherlands, Switzerland, France, Italy, Spain, Portugal, Belgium, Luxembourg and Liechtenstein. We have also received licenses to provide fixed-line telephony services in Ireland, and intend to offer services there in the near future. We are also one of the two leading providers of Internet access services in Sweden, where we provide business network services, primarily consisting of LAN-to-LAN interconnect services, data communication services and leased line services.

    Services

        Our fixed-line services can be divided into international and national telephony services, Internet and broadband services and business network services.

  International and National Telephony Services

        We provide national long-distance telephony services, and direct and indirect access fixed-line telephony services.

        Customers with large telecommunications capacity needs are connected to our fixed-line network through "direct access." We have opened up direct access points to our network, through radio links and local fiber optic cable loops, primarily in heavily populated areas, as well as in other areas with customers that account for telephone traffic volumes sufficient to enable us to make a profit after factoring in set-up costs. See "—Fixed-Line Telephony and Internet Services—Infrastructure." We bear the cost of directly connecting a customer to our network. In exchange for bearing this cost, we typically obtain from the customer a contract to use fixed-line telephony services for 12 to 24 months with certain minimum usage requirements. Customers are also given an incentive to increase their use of our services for such period through call charge discounts that apply only if they generate certain minimum traffic volumes.

        In most cases, smaller customers connect to our fixed line telephony service by connecting through a local network operator, usually the (formerly state-owned) national public telecommunications operator. If a Tele2 call is carried by a local network operator's network, we are required to pay the local network operator an interconnect fee. For indirect connections, a customer usually selects our network by dialing our prefix or by having chosen us by carrier preselect. If preselection has been established, connection to our network occurs automatically each time the customer makes a call.

        Operating revenue from outgoing international call traffic and from national long-distance fixed-line telephony services is derived from call charges. Tariffs are usually set on the basis of a flat rate per second that varies according to the destination and time of a call in addition to a set-up charge. We charge customers for the actual time elapsed during a call, which is measured to the nearest second and multiplied by the applicable tariff. In some countries, however, calls are subject to set-up fees or minimum charges, and customers may be subject to charges for increments larger than a single second. We provide customers with itemized bills that identify, for each of the customer's telephone lines, the time, duration, destination and cost of each telephone call.

        International telephone revenues also arise from amounts receivable from overseas telephony service providers in respect of return traffic carried on our network. Direct carrier agreements permit interconnection between our network and the domestic network of the particular telephony service provider. Direct carrier agreements generally provide that we will receive for delivery in our home market the same percentage of the total traffic to our home market from a particular overseas destination that we directly transmit to that destination.

  Internet Services

        We are one of the leading providers of access to Internet services in Scandinavia, where our Internet subscriptions have grown significantly in recent years. We have also launched dial up Internet in France and Italy in 2002. We expect to launch a dial-up Internet service in additional countries during 2003. Our Internet product is continually upgraded with new services. We provide dial-up Internet access to consumers and businesses. We also provide fixed broadband Internet access for our direct access customers and web hosting that permits customers to establish businesses with their own web site. Dial-up customers purchase Internet subscriptions from us consisting of software, related literature and, sometimes, a modem. Dial-up customers connect to the Internet through our server web sites by dialing into our modem pools. Permanent access customers consist of customers who are directly connected to our network and lease Internet capacity from us at a fixed rate regardless of volume of use. We also lease capacity to other Internet services providers and carry large volumes of Internet signal traffic, both to our server sites and as a transit carrier. Demand for Internet services has increased significantly in recent years, and we believe that we are well positioned to take advantage of opportunities that may emerge from the growth of this sector.

        Asymetric Digital Subscriber Line ("ADSL") is a technology that permits the use of broadband speed Internet access via conventional telephone lines. We believe that ADSL has commercial potential, especially since customers find the product easy to use relative to other Internet products, such as dial-up Internet. However, pricing by the former monopolies presents an obstacle to future growth as the former monopolies can charge higher fees for access to their network, which we must use for ADSL connections. We are actively continuing efforts to find solutions to this monopoly problem.

        We offer ADSL services in Sweden, Norway, Denmark and Switzerland. Our ADSL services have made an impact in the Nordic market and we have consolidated our position as the largest Internet supplier in Scandinavia. We expect to introduce ADSL in additional countries in 2003.

        Our Internet products also include an Internet telephony service and special subscriptions for corporate customers to satisfy demand for solutions that provide a combination of fixed and mobile telephony. We offer customers the ability to make and receive telephone calls while accessing the

Internet on the same line. We also offer VoIP, voice-over Internet protocol, or telephony via the Internet. During 2002, we conducted a number of successful tests using VoIP in broadband networks.

  Business Network Services

        Data communications services broadly consist of the linking of computers in order to facilitate access to, and the processing of, information. These linkages are needed between computers within a company as well as between companies and external destinations. The dominant international standards for data communications are currently TCP/IP, and ISDN. We offer access to the TCP/IP and standards through our "SWIPnet," and "Lan2Lan" brand services. SWIPnet, one of the largest TCP/IP network services in Sweden, is used for, among other things, communication over the Internet through e-mail and other Internet services. Linkages for companies' geographically separate LAN networks are provided by our and Lan2Lan service.

        We provide a variety of digital lines for leasing and also resell some of the capacity leased from TeliaSonera and Banverket. Leased line service involves making a permanent point-to-point communication for telephone and data traffic between two geographically separate points, and represents an alternative to public telephony and data networks. The lines are directly connected private lines for the exclusive use of the customer and are leased at a fixed rate regardless of use. Customers for leased lines typically include businesses with a significant demand for private telecommunications facilities, particularly banks, stockbrokers and multinational corporations, many of which have an international network of leased lines.

  Wireless broadband

        Broadband is a method for transferring data in the form of text, images and voice at very high speeds. Wireless broadband via WLL (Wireless Local Loop), which is available through radio networks, is a way of circumventing the access network when broadband connections via the conventional network are impossible due to technical, regulatory or business reasons. We offer wireless broadband via WLL in parts of Poland, Czech Republic, Finland, Norway, Sweden and Denmark.

    Metropolitan Area Networks

        Tele2 offers broadband Internet access at speeds of 10 Mbit/s in a number of MANs (metropolitan area networks) in Sweden and Denmark. In Sweden, the MAN is linked to our wide-ranging network, Swipnet, which was the first commercial Internet Protocol (IP) network in Sweden. In Denmark, the MAN is linked to the country's largest network.

    Market Area Nordic

        Sweden.    We estimate that Tele2 Sweden had approximately 14% of the international telephony market in Sweden as of December 31, 2002. We estimate our international telephony market share based on the amount of return traffic we receive from other countries, which corresponds to the percentage of international traffic from Sweden transmitted to these countries by us. Our Internet services business, in particular the Internet access service, has grown to account for a significant portion of our revenues. We estimate, based on independent estimates of the total Swedish Internet market, that as of December 31, 2002, we had approximately 26% of the expanding market for the provision of access to the Internet in Sweden.

        In the case of Internet customers in Sweden, our focus in 2002 was on ADSL, which was launched in June. Tele2 also launched Internet Protocol Virtual Private Networks (IP-VPN) in 2002, a data network access product for the data network market. The launch marked a major sales success and we expect to enhance the product portfolio in data networks during 2002. In February 2002, we offered our fixed telephony customers pre-selection for local calls. We are working towards achieving a solution to offer the line rental part of fixed telephony subscriptions, currently handled by the incumbent service provider, since this offers additional potential to reduce customer costs and enhance customer loyalty.

        Norway.    Tele2 Norway strengthened its fixed telephony product offerings and sales rose in 2002, despite aggressive marketing from old and new competitors. In September of 2001 we acquired the customer base of Enitel, Norway's third largest provider, and all private and many business customers moved to Tele2 Norway. A variety of marketing programs have been implemented in Norway to assist in the continued growth, including free domestic calling and one-fee calling on weekends.

        Although the market for our dial-up Internet product continued to weaken in Norway in 2002, Tele2 Norway managed to increase its market share. Marketing campaigns and cross-selling were successful in recruiting a substantial number of new customers. In August, Tele2 Norway launched its ADSL service for households, which offers customers access to the market's lowest rates.

        Denmark.    The Danish telecom market is undergoing restructuring and consolidation. A number of players have withdrawn from the market. We are continually seeking to maximize the resulting emerging opportunities. We focused on controlling growth and costs and we believe we are entering 2003 with good prospects in terms of growth and earnings.

        During 2002, Tele2 launched what could be viewed as an alternative to fixed price telephony, the Weekend+ service, which offers 24-hour free telephony each Sunday. The service attracted considerable attention and appeals to the conservative, fixed telephony market. Two small operators with the corporate sector as their niche were acquired in July 2002, Ventelo and Dicotel, which contributed to an increase in the customer base and revenue in the corporate segment.

        In the Internet area, Tele2 ASDL was launched in August 2002. The launch of such broadband Internet products has meant a reduction in dial-up traffic in the overall market and an increase in customers. A review of the company and its internal processes permitted the achievement of synergies between Tele2 and UNi2, our brand for broadband Internet offered to corporate customers.

        Finland.    We continued to market our prepaid calling cards and fixed telephony services in Finland during 2002. Although we offer long-distance and international calling in Finland, the continued monopoly over the local calling market prevents our entrance. We will also continue the development of our Internet services in Finland. During 2002, we entered into new agreements covering international calls and other services that reduce our fixed telephony costs. We also shifted our focus from technological issues and network building, to marketing and increasing our customer base, and further developed our fixed telephony services.

        Tele2 Finland offers fixed telephony in Finland in the form of domestic calls, international calls and calling cards. In the Helsinki area, we also offer dial-up Internet access. The launch of iHear telephones commenced in the summer of 2002. Tele2 also operates a Wireless Local Loop for broadband in Jyväskylä. The service was launched in spring 2002 and Tele2 is studying the possibility of expanding into other cities with other network owners.

  Optimal Telecom

        Optimal Telecom, established in 1998, provides consumers with fixed telephony and Internet access, as well as the Tango prepaid card for mobile telephony. Being a pure service provider, Optimal Telecom does not have its own infrastructure in Sweden. In January 2001, Optimal Telecom and Everyday.com launched a prepaid calling card for Internet use in Sweden, followed by the mobile prepaid calling card Tango in June 2001.

        The Optimal Selector device allows the customer to automatically obtain the lowest ordinary rates from TeliaSonera, Tele2, Telenordia, Rix Telecom, Utfors, Glocalnet and ACN. The Selector also has the ability to respond to changes in current rates. Optimal Telecom also sells cordless telephones and speaker telephones equipped with a calling-router whereby calls are always handled by Optimal Telecom.

        The Optimal Internet subscription carries no monthly fee. Customers in Sweden can connect through Optimal Telecom's modem pool at the lowest standard rate from TeliaSonera, Tele2 or Telenordia. The subscription always reflects the latest rates. The company offers value-added services such as email and free SMS in collaboration with Everyday.com.

        The Tango mobile prepaid calling card offers attractive terms for longer use. The card always chooses the lowest standard rate within Sweden from Telia Refill, Europolitan Easy or Comviq Kontant.

    Market Area Eastern Europe and Russia

        During 2001 we established a common network platform in the three Baltic countries. The common network makes significant long-term cost savings possible and creates competitor advantages like flexibility and large-scale advantages when developing new services. Tele2 is growing rapidly in the Baltic States, with more than one million customers.

        Estonia.    Our operation in Estonia covers a population under license of approximately 1.4 million people. During 2001 we increased our ownership in Levicom BroadBand from 60% to 100% by acquiring a 40% stake from Levicom International. Levicom BroadBand operates fixed telephony and Internet in Estonia as well as cable TV in Estonia and Lithuania. In October 2001 the Tele2 brand was launched for all telecommunication services in Estonia. We have taken a large share of the market and are today the fastest growing operator in the country. We are also the leading alternative fixed network operator after Eesti Telecom. We are the second biggest provider of dial-up Internet after Eesti Telecom.

        Poland.    We hold a national data concession for Wireless Local Loop (WLL) that covers nine cities in Poland. As of December 31, 2002, we offered this service in six of nine cities. We offer wireless broadband in Gdansk, Krakow, Trojmastro (a region containing Gdansk, Gdynia and Sopot), Poznan and Wrocklaw, areas that together account for more than five million inhabitants and approximately half a million companies. The Internet market in Poland is not very developed, and only 15% out of 40 million inhabitants and 40% out of 1.5 million companies in the country have Internet access. This is a market with big potential for us. National telephony was deregulated in January 2002 and the market for international telephony was deregulated in January 2003. We are expecting advantages from the deregulation and to grow rapidly.

        In March 2002, we became the first company in Poland to obtain a public license for fixed telephony. We received an interconnect traffic agreement with the former monopoly telephone company in December and launched fixed telephony services in March 2003. In addition, in November 2002, Tele2 signed a distribution agreement with the Polish Post Office for Tele2's fixed telephony prepaid calling cards, which sharply increased the number of sales outlets from 2,000 to 10,000.

        We believe that the deregulation of the Polish telephony sector that was completed during the first quarter of 2003 will provide significant opportunities for Tele2 to market a more comprehensive range of fixed telephony services in Poland, which has some of the highest telephony rates in Europe.

        The Czech Republic.    We also hold a national WLL license in the Czech Republic. The first cities to be covered by its WLL coverage were Prague and Brno in October 2000. The services have expanded during 2001 and the service is now provided in six cities with a total population of three million. The Internet penetration in Czech Republic has increased from 24% to 31% during 2002. During 2002 we intend to upgrade the network and expansion will continue into more cities. In

June 2001, we were awarded a fixed line telephony license, and in July 2002, we became the first fixed telephony operator to conclude an interconnect traffic agreement with Cesky Telecom. The agreement allows private customers to choose Tele2 fixed telephony services using their current telephone lines by dialing a prefix. Tele2 is now a well-known brand in the Czech Republic and the largest alternative operator in the private market. During 2003, we plan to introduce pre-selection and local calling services in the Czech market.

        Latvia.    Our application for a license to provide fixed telephone services was approved by Latvian authorities in March 2003, and we plan to launch fixed telephone services in Latvia during 2003. We also have one of the two GSM licenses (on both the 900 and 1800 MHZ bands) to provide Internet services and hold a license for broadband Internet connection via radio networks.

        Lithuania.    The market for fixed telephony in Lithuania was deregulated in 2003 and we expect UAB Tele2 to pursue opportunities for cross-selling as they emerge. In the cable television and broadband area, where we operate under the "C Gates" brand, we expanded our operations to serve the entire Vilnius area in 2002. The number of broadband customers doubled during 2002.

    Market Area Central Europe

        Germany.    Having joined the fixed telephony market in March 1998, we are now the third largest alternative operator in Germany. In 2002, we strengthened our position as the third-largest alternative operator in the German fixed telephony market and are currently one of the fastest-growing operators in the country. Growth is the result of several measures undertaken during the year such as simplified price structure, successful marketing campaigns focusing on comparing our prices with those of our competitors and a district targeting of preselection customers.

        The Netherlands.    We began offering services in The Netherlands in October 1997 and are now the country's second largest alternative fixed telephony operator. Our preselection customers, with either iHear phones or other selectors, accounted for more than half of the total in December 2002. The result is greater loyalty and revenue per customer. At the end of the year 80% of the population was familiar with the Tele2 brand.

        Austria.    We are the largest alternative fixed telephony operator in Austria. The number of customers as well as operating revenue rose during 2002. We focus on providing competitive rates, a high level of customer service and reliability in Austria. Greater focus on pre-selection customers and "iHear" brand phones led to a substantial increase in Average Revenue Per User, or APRU, during the latter part of 2002. Efforts to increase customer loyalty during the third and fourth quarter were successful and contributed to the rise in traffic volume. We target our marketing on private customers in Austria, and market share increased during the year.

        Switzerland.    We launched fixed telephony in Switzerland as soon as the market was deregulated in October 1998. We are now the second largest fixed telephony operator in Switzerland. In Switzerland we have been able to take local traffic since April 1, 2002. We are known for our competitive rates, easy-to-understand pricing and for challenging the former monopoly.

        Ireland.    We have a fixed telephony license in Ireland.

    Market Area Southern Europe

        France.    Tele2 France is the largest alternative fixed operator in France. In 2001 the French market was consolidated, leaving France Telecom, Tele2 and Cégétel as the only substantial operators remaining in the market. Local calling was launched in the first quarter 2002 and has progressively opened up across all regions, which has meant that revenues per customer are now extra growth at no extra cost to us. This helped us to report profitability three years after the operational start. Also from January 1, 2002 interconnect tariffs were reduced.

        In France, we provide a complete range of fixed telephony services to private customers and smaller businesses that consists of local calls, national calls, international calls and calls to mobile phones. We are the leading alternative operator in France with a market share of 12%. With almost three million active customers and 50% of the market area's revenue, France is also one of our largest operations. We are perceived as the price-leading operator in France and enjoy a brand recognition rate exceeding 80% among the French population. We believe that the French market offers potential for continuing growth. The strong brand offers us the potential to strengthen our position as the price-leading operator and keep down costs in order to attract new customers.

        We expect to launch ADSL in 2003 against the background of the access network being opened up and the fact that we already have an attractive dial-up Internet offering.

        Italy.    We offer a complete range of services in fixed telephony in Italy. Tele2 is Italy's second largest alternative operator, and we have a market share of about 9%. We continued to experience growth in Italy in 2002, with revenues increasing by more than 60% and traffic volumes increasing by 80% compared to 2001. A factor in our rapid growth is that we have been offering all customers local calls via pre-selection since 2001.

        With about 2 million customers and a high ARPU, Tele2 Italy is a strong and profitable part of our group. Tele2 Italy, which is positioned as the price leader in the Italian market, is a well-known brand—more than 80% of the population recognizes it. Greater recognition of Tele2, combined with higher customer satisfaction, has increased customer loyalty.

        Tele2 Italy benefits from being able to offer local calls and a stable competitive situation. During the third quarter of 2002 Tele2 Italy launched dial-up Internet services, which have thus far proved to be a success. The strategy of supplementing the product and service offering to the existing customer base and an increased number of preselection customers creates the potential for continuing growth. As in the case of Tele2 France, Tele2 Italy is undergoing strong development and the rapid customer intake has continued in early 2003.

        Spain.    We are the number four alternative fixed-line operator in the Spanish market. The prepaid only offer generates high operational savings and allows us to offer the best prices on the market. We offer prepaid fixed telephony services for national calls, international calls and calls to and from mobile networks. The prepaid services are highly effective in curtailing billing costs, reducing bad debts and reducing churn. Our revenue rose more than 160% compared with 2001.

        With a brand recognition rate of 60% among the Spanish population, Tele2 is beginning to capitalize on its marketing and effective IP-based network. Spain is the first country in Southern Europe in which we received an MVNO license.

        Portugal.    Using Spain as the base, we are launching fixed telephony in Portugal during the second half of 2003.

    Market Area Luxembourg

        Luxembourg.    Tele2 Luxembourg provides a variety of fixed-line telecommunications services. The company has offered fixed telephony since October 1999 and launched Internet services in June 2000. Tele2 Luxembourg is now the leading alternative to the former monopoly. Pre-selection customers comprised 40% of Tele2 Luxembourg's customer base in 2002. After repeated appeals from Tele2, regulatory authorities have forced the former monopoly to cut its interconnection fees by 20% during 2003. In March 2002, Tele2 began to offer prepaid calling cards for fixed telephony. In addition, the youth-oriented Tango Sunshine pop music radio station, which introduced its operations in

February 2002, can be heard on FM-band, cable and the Internet. We also market products and services through Tango Sunshine. We established an Everyday Media subsidiary called Tango TV, which is licensed to broadcast 24 hours a day over the Luxembourg cable network and via the Astra satellite.

        Everyday Media encompasses Tango TV and Tango Radio. Apart from marketing Tango's services, the main purpose for this structure is to create interactivity between the media and mobile telephony by using SMS, MMS, WAP and IVR as bearers of content services being generated by the media companies.

        Liechtenstein.    We have provided fixed telephony services in Liechtenstein under our own brand since June 2000. We hold a license for GSM and for all types of fixed telecom services, including the Internet. In 2002, we were awarded a UMTS license. We are the single largest alternative operator in Liechtenstein.

        Belgium.    We hold a license for fixed telephony in Belgium and services have been offered since January 2003. Our goal is to quickly become the leading alternative to the former monopoly.

  Credit Card Telephone, Internet and Fax Services

        3C Communications.    Through 3C, we are the leading independent provider in Europe of credit card telephone, Internet and fax machine services. 3C's equipment is installed in prime locations, such as airport lounges and public areas and hotels throughout Europe. Through 3C's international electronic data communications network, which it operates as the separate entity Transac we are able to centrally retrieve the credit card transactions conducted on 3C's equipment and settle them through the appropriate credit card organizations. We also provide these electronic data processing services, again through Transac, to operators of automated car park facilities under the brand name "Parkomat," as well as to hotels and restaurants in several European countries under Transac's name, to enable these entities to process more effectively credit card payments for their services.

        3C approves and processes credit card transactions for 20 different national and international banks. Its pan-European presence in 650 hotels, 300 restaurants and 550 parking companies makes the company a unique player in the European market for integrated credit card transactions. Some of the kiosks and terminals also provide a base for adding WLAN (Wireless LAN), "Hot Spots" which permit a link up with portable computers. We operate via the operator organization Pass-One for global roaming among various Hot Spots.

        Since 1994, we have experienced a continuous decline in the volume of traffic generated on 3C's telecommunications equipment, primarily due to the development and increasing penetration of mobile telecommunications equipment around the world. We expect this decline to continue and possibly accelerate. 3C also faces competition from national public telecommunications operators and other independent credit card telephone providers as well as from providers of mobile telecommunications equipment.

        The Parkomat service is an overall concept for parking lot operators. The concept was developed in Britain, where 3C has 95% of the market for parking spaces at the airports and in larger cities. We expect to expand operations to Sweden, Norway and Germany in the near future.

    Market Area Branded Products & Services

        United Kingdom.    Tele2 UK is a fixed telephone provider that started operations in November 2001. In collaboration with the Post Office, the company offers fixed telephony services and markets its services under the Post Office brand, which is one of the strongest in brands in the UK. To supplement our fixed telephony business, we market a number of prepaid calling cards through the Post Office's sales outlets. In addition, Tele2 UK also supplies national and international access through a digital switch based in London.

        In 2002, the customer base in fixed telephony in the United Kingdom grew consistently. We expect the challenge ahead to be to continue to capitalize on the major potential of the Post Office brand and its 40,000 cashier counters at 17,500 sales outlets. We have successfully managed trials to offer pre-selection services in the UK.

        Access operations doubled traffic volume during the year as Tele2 increased its presence in the competitive market for access services in London.

        In February 2003, we announced the acquisition of Alpha Telecom. Alpha Telecom is the leading "pay as you go" service provider in the UK with pre-paid residential customers as well as being a market leader in pre-paid cards, selling some 1.25 million cards per month in 60,000 outlets across the UK.

        Calling Card Company (C3).    Calling Card Company, or C3, sells calling cards in the UK, France, Germany, Italy, the Netherlands, Spain and Austria and Tele2's rechargeable international call card, which may be used in a large number of countries. C3 operates in close cooperation with Tele2, which supplies network capacity, with the focus on price and quality in international lines. C3 enhanced its prepaid calling card technology to permit calls from Call Shops, a service now available in France, Italy and Spain, and which will be further expanded to include the UK and Germany during the first half of 2003. Along with 3C, C3 has also developed a magnetic card that is undergoing trials in Italy and the UK.

        Prepaid calling cards are sold mainly in stores and newsstands, but C3 is continuing to seek additional sales channels. The prepaid card was launched in cooperation with the British Post Office in October 2001 and volumes increased steadily during 2002.

        In February 2002, C3 won a tender from AAFES (American Army and Air Force) for deliveries to bases in Italy, UK and the Netherlands. In October, the agreement was extended to include US naval bases. In addition, after trials during the summer of 2002, Tele2 was selected as the supplier of calling cards to the Travelex group in continental Europe. C3 doubled its volume in the second half of 2002 compared with the first six months.

        The key to C3's success is a stable distribution network and a flexible pricing strategy. Although prepaid calling cards are sold mostly in stores and newsstands, C3 is now launching a card for the business market, where it encounters little competition. The company has reached agreement with a French retail chain that offers sales through airlines, travel agencies and Europe's biggest post offices. C3 is marketing the card in collaboration with Nestlé in Italy. Among its customers are Deutsche Bank and Dresdner Bank. The company has also designed a card with a magnetic strip for its public phones.

        Datametrix.    Our Datametrix subsidiary is active in customer relationship management, corporate networks and broadband access as well as making strategic investments in system integration of customized business network, telephony and data solutions. These are fields for which the companies offer services in consulting, operations and system integration. We integrated the operations of our NätTeknik subsidiary into Datametrix in 1999. We believe the acquisition of Datametrix has improved our ability to provide a comprehensive range of business solutions to our customers in the area of systems integration and support for our telecommunications and data network services. Datametrix is a strong system integrator in the Nordic market. During 2002 the Swedish organization has been streamlined and is now focusing on IP telephony and system integration of telephony and data. In Norway, Datametrix celebrated its 20th anniversary in November 2002. The company has developed into a prominent systems integrator in the Norwegian market in its three core areas: infrastructure, IP telephony and security. In Denmark Datametrix was ranked number 18 on the Børsen Gazelle index of fastest growing companies (as computed by the daily paper Børsen Gazelle index). The underlying factor for this success was the keen focus on products for customers in the call center business.

        In May 2002, Datametrix was appointed Norway Gold Partner to Cisco Systems. In Sweden, the company is Gold Partner to Avaya and a certified Ericsson Service and Sales Partner. During the year, Datametrix also signed an OEM agreement with Intel, making it the sole vendor of Intel's product line for Virtual Private Networks in Sweden.

        X-Source.    X-Source, which is active in information technology outsourcing services, is a company started by Tele2 to support IT operations throughout the Group. X-Source's head office is located in Stockholm, and opened offices in London, Luxembourg and Copenhagen in 2002. It also took over part of Transcom Sweden's IT operations meaning that it is currently established in six locations in Sweden. The company plans to establish a presence in the Baltic States during 2003. X-Source offers services in the areas of PC workplace operation and development, server operation and maintenance, data communications and data security. X-Source helps customer companies to create a secure and controlled IT infrastructure, while reducing IT costs.

        X-Source's services are also offered to companies outside the Tele2 Group. Customers include Datscha, Metro International S.A., Modern Times Group MTG AB, Viasat, EIM, Iocore and Basset Support Solutions External customers generate approximately 60% of revenues.

    Sales and Marketing

        We market fixed-line telephony and Internet services through our own direct sales force as well as through independent dealers. We also use television and print media, as well as special promotions and campaigns to promote sales of fixed-line telephony and Internet services.

        We promote ourselves as the price leader for telephony services, providing services of equal quality at a lower cost. We periodically promote our services in connection with fundraising events for charities.

        We sell our Internet services through a network of independent dealers who receive a commission on sales. In Sweden we also give away start-up disks for our Free2Connect service, which was recently voted the best free access provider by a Swedish Internet users association.

        We perform customary credit checks on our small to medium sized business customers. We do not, however, perform a credit evaluation of our residential customers. For residential customers, we rely on the fact that a residential customer who fails to pay his or her telephone bills from the national public telecommunications operator is generally disconnected from its services, and therefore cannot access our services. In addition, residential customers are subject to a credit limit.

    Competition

        The Swedish fixed-line telephony market is highly developed. Telephony revenues represent about half of the revenues from telephony services in Sweden, while broadband and other data communications services, mobile telephony, leased lines, cable television and other types of communications services comprise the remaining sources of revenue, as reported by the Swedish government. Sweden also has a growing Internet market. We and TeliaSonera are the leading Internet access service providers, with the remainder of the market served by Glocalnet and a number of smaller providers.

        Denmark has a competitive and open telecommunications market. Tele2 A/S, our Danish subsidiary, provides fixed-line and Internet access to both consumer and business markets in Denmark. Tele2 A/S is the second largest fixed-line telephony service provider in Denmark and competes with TDC, Sonofon and TeliaSonera. TDC, the largest fixed-line telephony service provider, also has the largest share of the market in mobile telecommunications, data communications and cable television and broadband services. Danish telecommunications legislation promotes an open market for competition by granting foreign access to the country's fixed-line network.

        Denmark also has a growing Internet market. As of December 31, 2002more than one-half of Danish households were reported to have personal computers and 55% of those were reported to have Internet access. Since its purchase of the commercial Internet operations of UNI-C in June 1997, Tele2 Denmark has become one of the leading Internet access providers in Denmark.

        Norway has a competitive fixed-line telephony market. The Norwegian market was deregulated effective January 1, 1998, and in 1998 three new telecommunications companies began competing in Norway. We provide fixed-line telephony, mobile telephony, Internet access and data communications services to consumer and business markets through our Norwegian subsidiary, Tele2 Norway. Tele2 Norway faces significant competition from the largest fixed-line providers in Norway, Telenor, the majority state-owned provider. The customers of the former second major competitor, Enitel AS, were acquired by Tele2 Norway in September 2001. Enitel AS had private and corporate fixed telephony customers as well as Dial-up Internet customers, which were included in Tele2 Norway. Tele2 Norway is also one of the leading Internet access service providers in Norway. Internet competition in Norway includes Telenor, TeliaSonera and a significant number of smaller Internet service providers

        The markets in which we currently operate or which we intend to enter are generally highly competitive and increasingly are characterized by price competition. The relevant national public telecommunications operator or the former national public telecommunications operator, such as Deutsche Telekom in Germany, Koninklijke PTT in The Netherlands, Swisscom in Switzerland and Liechtenstein, France Telecom in France, Telekom Austria in Austria, Telecom Italia in Italy and P&T Luxembourg in Luxembourg, generally has a dominant market position in its national market. In addition, in each market there are usually a number of competitors, some of which may have more experience, longer operating histories and greater resources than us. Currently, our competitors in the fixed-line telephony market include, among others:

  •
  Deutsche Telekom, Mannesmann Arcor MobilCom in Germany;

  •
  Koninklijke PTT, Priority Telekom (UPC) and OneTel in The Netherlands;

  •
  Swisscom and Sunrise in Switzerland;

  •
  Telekom Austria, Telering, UTA, UPC Priority and One in Austria;

  •
  France Telecom and Cégétel in France;

  •
  Telecom Italia, Infostrada in Italy;

  •
  Telefonica, Retivision, Unidos, Jazztel in Spain;

  •
  P&T Luxembourg in Luxembourg; and

  •
  Swisscom and TFL in Liechtenstein.

        In these markets, the intense competition has led to lower prices for telephony services. In Germany, for example, Deutsche Telekom has repeatedly lowered its prices in response to competition from alternative operators such as us, with the result that its prices were reduced significantly during 2000. In The Netherlands, Koninklijke PTT has lowered its prices for national and, in 1999 in particular, international calls. Other competitors in all of our markets have also announced significant reductions in their prices, and further price reductions are possible.

        As a result of intense price competition in these markets, however, the market cycle has moved toward consolidation. A number of competitors have been forced out of the market, but it is not yet clear what the effect will be on price trends. Our call charges are generally lower than those of most of our competitors. Nevertheless, these prices may not remain competitive, especially given the uncertainty associated with the relatively recent introduction of competition in several of our principal markets.

        We, along with other competitors of the dominant national public telecommunications operator in each country, face a structural competitive disadvantage in that customers access an alternative carrier's telephony services indirectly by dialing a prefix, while calls generally default to the network of the respective national public telecommunications operator if no access code is dialed. The prefixes are "01013" in Germany, "1602" in The Netherlands, "10753" in Switzerland, "4" in France, "1005" in Austria, "1022" in Italy, "15777" in Luxembourg and "1076" in Liechtenstein. We are attempting to alleviate such competitive disadvantage by implementing the pre-dialer and preselection initiatives described above.

        Despite intense competition with the relevant national public telecommunications operators and other competitors, we believe that we will be able to compete successfully and further develop our customer base because of important competitive advantages, including our marketing strategy aimed at residential customers and small to medium-sized business customers, our focus on "core" telecommunications services, competitive prices, cost efficiency, lean staff and attention to customer service. We also expect to benefit from the significant experience of Kinnevik, Millicom and Tele2 AB in a liberalized telecommunications environment. Furthermore, while there have been numerous telephony service rate reductions by our competitors since the launch of our services, our call charges are, in general, lower than those of most of our competitors for similar services, even after the announced price cuts of its competitors. We do not plan to offer all the services provided by other competitors, but we expect to offer a range of services that will present an attractive alternative for residential and small-to medium-sized business customers.

    Infrastructure

        In the Nordic market area, we expect that expenditure on infrastructure over the next few years will principally be to accommodate for growth in GSM mobile telephony as well as to rollout the next generation mobile network, UMTS.

        In the rest of Europe, we expect that expenditure on infrastructure will principally be on network improvements and modifications designed to accommodate for growth in fixed-line telephony. We also plan to expand our MVNO operations.

        Further we expect that expenditure on investments in Russia, for the Tele2 Russia companies, with regards to the GSM-mobile telephony networks buildout will principally be directed to initiate the GSM-1800 networks to accommodate for growth in GSM rather than in the present AMPS-/D-AMPS-networks.

        Our right to use capacity on the trunk network of Banverket in Sweden, based on an agreement between Kinnevik (transferred to us as of December 2001) and Banverket, is critical to our fixed-line telecommunications infrastructure, particularly in areas not served by the network of Svenska Kraftnät. See Item 10: "Additional Information—Material Contracts." We have the exclusive right to install fiber optic cables through 2017 on the electricity transmission network of Svenska Kraftnät. This capacity is supplemented in Stockholm by our own local trunk network. These local cable networks permit us to expand our base of direct access fixed-line telephony services customers and to reduce payments to TeliaSonera for customer access. The fiber optic cable loop formation also protects against service interruptions since calls are merely routed in the opposite direction in the event of a fault somewhere in the loop. Additional fiber optic cable loops will be added in other towns and cities consistent with customer demand.

        In Sweden, TeliaSonera charges us fixed-line interconnect fees at peak and off-peak rates which are based on either "local segments" for interconnection in the local area, "single segments" for interconnection in each of its 13 transit exchange areas or "double segments" for calls through two or more of these areas. Interconnect fees are higher for double segments than for single segments and higher for single segments than for local segments. We have established interconnect points in each transit exchange area to ensure that double segment fees are avoided. Local interconnection points are established to assure that the vast majority of calls are rated at local interconnection rates.

        The previous interconnect agreement between TeliaSonera and Tele2 Sweden expired on December 31, 2000, although the agreement still applied afterward on an interim basis. The agreement introduced new interconnect fee arrangements that resulted in substantially lower interconnection tariffs for Tele2 Sweden. In particular, under the agreement, Tele2 Sweden paid only local segment fees on approximately 85% of its fixed-line interconnect traffic. The service we provide to our customers depends in part on the cooperation of TeliaSonera in implementing its interconnect agreements, although TeliaSonera is required by the Swedish Telecommunications Act to enter into such agreements. See "—Regulatory Overview—Nordic—Sweden—Competition—Interconnect Arrangements."

        We currently do not intend to build a pan-European network infrastructure with its own cable and microwave links for Tele2. Instead, we lease existing lines under short-term leases from other operators of telecommunications networks, such as Koninklijke PTT NV in The Netherlands, Deutsche Telekom AG in Germany, Swisscom AG in Switzerland, Telekom Austria in Austria, France Telecom in France, Telefonica in Spain and Telecom Italia in Italy. We lease its international lines that connect its national networks from other independent service providers.

        As our customer base grows, we expect to be able to use leased lines sourced from new alternative suppliers with increasingly higher bandwidths and on longer-term low cost contracts. The current terms of such contracts are one-year leases, but as prices and the industry stabilize, the terms may be extended. We expect that this, together with technological enhancements, will decrease our network unit costs per customer over time.

        Germany.    Our network in Germany currently consists of six digital switches, one each in Düsseldorf, Hamburg, Berlin, Frankfurt, Stuttgart and Munich, and 24 points of interconnect and digital transmission equipment to interconnect to the network of Deutsche Telekom. The points of interconnect are located throughout Germany in regional centers and are linked to our switches in Düsseldorf, Hamburg and Berlin via lines leased from Deutsche Telekom or other suppliers on a one year basis. Every call initiated with our Germany prefix, "01013," is carried by Deutsche Telekom to the point of interconnect within the relevant "collection area," where it is transferred to our leased lines. The call then travels to the switch, is routed to the designated point of interconnect, transferred back to Deutsche Telekom's network carried to the recipient of the call.

        Under the terms of our existing interconnect agreement with Deutsche Telekom, Deutsche Telekom continues to charge fees at peak and off-peak rates based on the distance over which the call travels on Deutsche Telekom's network, the applicable time-of-day tariff, the type of interconnection service and the duration of the connection. The tariffs were lowered effective January 1, 2000 by a regulatory decision in December 1999.

        For international call termination, we use wholesale carriers to a considerable extent, and terminate at a location and with a carrier selected on the basis of price, quality and volume.

        Under a new element-based charging system established by the German regulatory authority, operators will be charged on the basis of the level of network use rather than distance, and Deutsche Telekom must offer interconnection to alternate carriers at 475 local switches and 23 transit switches. Deutsche Telekom has challenged the regulators' September 2000 decision and is seeking an interim injunction.

        The Netherlands.    The structure of our Dutch network is similar to our German network. It currently consists of three digital switches and digital transmission equipment to interconnect with Koninklijke PTT's network, with 20 points of interconnect.

        The interconnect agreement with Koninklijke PTT had a term of three years, from 1997 to 2000, and is automatically extended for consecutive twelve-month periods unless terminated with six-months' notice. Koninklijke PTT charges fees at peak and off-peak rates based on the distance over which the call travels on Koninklijke PTT's network, the applicable time-of-day tariff, and duration of interconnection.

        In The Netherlands, a MVNO was launch in November 2001, based on an agreement with Telfort BV. This service is operated on our own GSM equipment to handle calls, roaming, SMS and voice mail.

        Switzerland.    The structure of our network in Switzerland is substantially similar to the existing networks in Germany and The Netherlands. It currently consists of one digital switch and digital transmission equipment to interconnect with Swisscom's network. We have 18 points of interconnect.

        The interconnect agreement with Swisscom, dated as of September 1, 1998, has an indefinite term but may be terminated by either party on three-months' notice after the first year. The parties may, by mutual agreement, amend the terms. Swisscom charges fees at peak and off-peak rates based on the distance over which the call travels on Swisscom's network, the applicable time-of-day tariff, the type of interconnection service and the duration of the interconnection. The tariffs can be changed by the end of June and December of each year on three months' notice. If the parties cannot reach agreement on the tariff, they can request a decision by the regulatory authority.

        Austria.    Our network in Austria currently consists of one digital switch and digital transmission equipment to interconnect with Telekom Austria's network. We currently have 11 points of interconnect.

        The interconnect agreement with Telekom Austria has an indefinite term but may be terminated by either party with three-months' notice, as of June 30 and December 31 of each year.

        France.    Our network in France currently consists of 10 digital switches and digital transmission equipment to interconnect with France Telecom. We currently have 22 points of presence, of which 19 are interconnected. We have expanded the network to include dual interconnect points and have, during the beginning of 2002, launched local calls, connecting to another 200 switches.

        Customers can access our network in France through its one-digit access code, "4." Our license in France, awarded on April 1998, has a term of 15 years, subject to renewal. The interconnect agreement with France Telecom is of indefinite duration, but can be terminated by both parties with three-months' notice. France Telecom charges fees at peak and off-peak rates.

        Italy.    Our network in Italy currently consists of seven switches and digital transmission equipment to interconnect with Telecom Italia. As of June 30, 2002, we have 500 points of interconnect, of which 467 are at local level.

        The interconnect agreement with Telecom Italia entered into on March 20, 1999, has a 15-year term. It is automatically renewable and can be terminated exclusively by us on six-months' notice. Telecom Italia charges fees at peak and off-peak rates based on the distance over which the call travels on Telecom Italia's network and the duration of the interconnect.

        Luxembourg.    Our network in Luxembourg consists of one switch and two points of interconnect with P&T Luxembourg.

        We have an interconnect agreement with P&T Luxembourg, which can be terminated on three-months' notice. Interconnect rates are renegotiated every year. There is no call set-up fee. We charge a unitary tariff rate, regardless of whether such calls are made during peak or off-peak hours.

        Spain.    Our network in Spain is based on Voice over IP (VoIP). A central soft switch is located in Madrid, from which 13 VoIP points of presence are controlled. The interconnect with Telefonica is legacy CCITT No 7, but internally IP protocols are used. The network is built up with a mix of leased lines and VPN services to connect the locations. During Q3 2002, local calls will be launched braking down the network to more interconnect points than the regulatory required 54.

        United Kingdom.    We also have a digital switch located in London that enables us to some extent to terminate traffic in the United Kingdom and route to other international destinations by connecting international carriers to this switch. In November 2001, in cooperation with the Post Office (Consignia) a prepaid service based on our iHear telephones, was launched in the UK.

        International traffic.    We strive to carry our international traffic between our countries of operation on direct leased lines across borders. Traffic to other destinations outside our network are routed through external carriers. As the volume of traffic carried on our network grows, we will consider obtaining capacity on international links to the most frequent destinations, thus obviating the need to incur the additional cost of leasing lines from third parties, but as an upside receive revenues by selling termination within countries where we have our own operation.

        We offer our international telephone services through international sea cables in which we have purchased or leased capacity, through terrestrial cables and through radio links. We and Tele Danmark jointly own a sea cable and radio links between Sweden and Denmark. We are co-owners—together with Cable & Wireless, Sonera and Lattelcom—of sea cables between Sweden and Latvia, and we are also co-owners—together with Cable & Wireless and Sonera—of sea cables between Sweden and Finland. We are a part-owner of certain German-Swedish sea cables. We are also one of the investors, together with Mercury, Sonera and Tele Danmark, in a second sea cable between Sweden and Denmark. In October 1996, we bought capacity in a fiber optic sea cable between Europe and the United States. This additional capacity is being used to meet growing demand for our Internet services. We believe we can maintain adequate capacity for the needs of our Internet customers.

        International traffic can also be carried via satellite. Most such satellites belong to international organizations such as Intelsat and Eutelsat.

        We believe that our capacity in sea cables, terrestrial cables and our radio links will enable us to satisfy projected customer demand for our services in the foreseeable future.

    Suppliers

        Like most telecommunications operators, we obtain fixed-line telecommunications network equipment from a small number of suppliers. These business relationships are stable and typically involve a high degree of cooperation with respect to a customer's particular infrastructure needs. Most of the network infrastructure for our operations has been supplied by Nokia AB, which we believe is able to supply our future network equipment requirements. Nokia provides network switching elements and transmission equipment. Ericsson AB supplies the radio microwave links and some switching elements. We also purchase fixed-line telecommunications equipment from Cisco and Digital Switch Corporation. We believe that we have a good relationship with these suppliers.

  Cable Television

        We provide cable television (CATV) services in Sweden under our Kabelvision brand and in our Eastern European region through OU Levicom BroadBand.

        We offer multiple channels of entertainment, news, sports and informational programming to customers who pay a monthly fee based upon the package of channels they receive. Under the Kabelvision brand, we offer a basic package (Pluspaket) in Sweden that includes access to 15 popular TV channels such as MTV, Viasat Sport, Discovery, Eurosport and E! In addition, Kabelvision offers two expanded packages, Silver and Gold, as well as premium channels such as Canal+ and TV1000. Kabelvision is available throughout Sweden to 310,000 households, making it the country's second largest cable-TV operator in terms of customers. We also conduct cable-TV operations in Estonia and Lithuania. We offer our CATV customers a basic subscription package, several expanded basic subscription packages and also a premium service package.

        Taking advantage of our cable-TV lines, we started offering broadband to consumers in 1998. Our continued efforts in 2001 resulted in the conversion of a significant percentage of our network to handle broadband. Since 1999, we also offer broadband over local area networks (LANs). We use wireless local loop (WLL) technology as well. In addition, we have access to a highly developed backbone network in Swipnet.

        The cable industry in Sweden is generally deregulated, and there can be multiple competitors in any geographical area. A license is not required to provide cable television programming in Sweden. We face fierce competition in most areas throughout Sweden, especially from the cable television programming provider owned by TeliaSonera, the market leader, which has considerably larger resources than we have. Other competitors include Sweden Online as well as Stjärn TV, which is owned by UPC Sverige AB.

    Content services

        Our strategy with respect to content services is to provide access to, and organize but not develop, content service (e-mail, news, games, ringtones, image services). The services are linked to the portal Tele2 Internet that can be accessed irrespective of the form of communication. We have established a payment solution attached to the platform for exchange of micro-payments from customers to us, and then to the companies supplying services via revenue sharing.

        During 2002, we launched the Tele2 SelfNavigator service, permitting customers to review, add to or terminate certain services on the Internet. It is also possible to view billing information and account information through this service.

        Tele2 also offers a large amount of SMS and WAP-based content services in various markets. For example, we were one of the first companies in Estonia to offer payment of parking charges via mobile telephone. We were also the first operator to provide customers in Luxembourg the ability to send images using MMS.

Seasonality

        Our results are not materially affected by seasonal variations. However, our revenues may be subject to quarterly fluctuations depending on purchasing patterns, customer usage and other factors that are subject to general economic conditions and are difficult to predict. Generally, in our mobile operations, usage based on the number of customer minutes declines in July and August, but this is at least partially offset by an increase in international calls during those months, resulting in higher revenue per minute. Revenues that we receive in a particular quarter may not be indicative of future revenues to be received in any subsequent quarter.

Additional Information

    Insurance

        We believe that the Tele2 Group has sufficient insurance coverage, taking into account the nature and scope of our businesses. We purchase most of our insurance from Moderna Försäkringar, a subsidiary of Invik & Co. AB, which is one of our major shareholders and a related company. Today, the whole of the Tele2 Group is insured by Moderna Försäkringar, except for our Russian operations, which are insured by AIG. In addition, the Tele2 Group has signed for a cargo insurance with the If group for all kinds of transportation between own premises, including transportation in owned and leased vehicles.

    Property

        We lease our premises, the most significant of which are located in Kista, Sweden. The premises, which cover approximately 11,000 square meters, are the subject of a package of leases that expire on different dates with respect to the different divisions, ranging from 2004 through 2008. We also lease small office premises in Stockholm from Kinnevik, a related party. We believe that the lease is on terms equivalent to those that would be determined on an arm's-length basis. The lease is renewable annually. We also rent offices that we believe are suitable and adequate in each of the countries in which we operate. Through our subsidiary 3C, we own office space in Luxembourg.

        The principal categories of our equipment consist of numerous telecommunications installations, including switches of various sizes, transmission equipment, cable networks, base stations for cellular networks and equipment for radio communication. In Sweden, Estonia, Latvia, Lithuania, Russia and Luxembourg, we rent space for mobile base stations, and in Sweden, Estonia, Latvia and Lithuania we rent space for cable television installations.

        We are not dependent on patents or intellectual property licenses in a way that would materially impact our business, financial position or results of operations.

        Tele2 owns the right to the Tele2 name in each country of operation.

Regulatory Overview

        We are subject to certain licensing and other regulatory requirements in the countries in which we provide fixed-line or mobile telephony services. In our major markets, all of our current and planned telephony services are now open to competition. We generally must interconnect to a network operator (usually the formerly state-owned national public telecommunications operator) in each country in which we operate to provide access services for the origination and termination of public fixed-line and mobile telephony services and to obtain a license to provide public telecommunications services.

        We believe that we are in compliance with applicable telecommunications laws and regulations in our chosen markets.

    European Union

  Overview

        All of the fifteen member states of the European Union must incorporate principles of European Union law into their respective domestic legal frameworks. As a matter of practice, several other countries, including Switzerland and Norway (non-members of the European Union), in which we operate, have conformed or are conforming their regulatory frameworks to European Union requirements. As a result, the markets in which we operate have been significantly affected by regulation initiated by the European Union. As it develops, such European Union regulation, including future developments relating to the convergence of telecommunications, media and information technology, will continue to have a significant effect on these markets.

        European Union "legislation" can take a number of forms. European Union regulations have general application and are binding in their entirety and directly applicable in all European Union member states. European Union directives are binding on the member states as to "the result to be achieved," but national authorities may choose the form and method of implementation. Failure on the part of a member state to implement the directive completely or properly within the required period of time may lead to litigation against the defaulting Member State before national courts. Thus, directives could have major effects in certain circumstances, in particular, if the respective provision concerned is unconditional and sufficiently precise, and confers rights on individuals that can be exercised against a member state.

        European Union decisions are binding in their entirety upon the member state or party to which they are addressed. European Union recommendations and opinions are legal acts but, unlike regulations and directives, are not binding. European Union resolutions are political statements that have no legal character.

  Liberalization of the Telecommunications Market

        The European Union institutions adopted a directive on competition in the markets for telecommunications services on June 28, 1990. That directive, as amended, calls for further liberalization of the European Union telecommunications sector through the withdrawal of special or exclusive rights granted to a particular entity to provide telecommunications services, and the separation of the regulation of the telecommunications sector from the operation of the relevant national public telecommunications operator.

  Open Network Provision

        The European Union institutions have also adopted specific directives and recommendations regarding open and efficient access to and use of public telecommunications networks and, where applicable, public telecommunications services. See "—Competition Rules of the EC Treaty." Those directives and recommendations address what are referred to as Open Network Provision ("ONP") requirements, which are intended to harmonize technical interfaces, usage conditions and tariff principles throughout the European Union and to ensure, on the basis of published criteria, objectivity, transparency and non-discrimination in access to and use of public telecommunications networks and public telecommunications services at fair and reasonable costs. The legislation includes: (i) a basic ONP framework directive dated June 28, 1990; (ii) a European Union Council Directive dated June 5, 1992 on the application of ONP principles to leased lines; (iii) a recommendation dated June 5, 1992 dealing with packet switching data services; and (iv) a recommendation dated June 5, 1992 dealing with ISDN access arrangements and a minimum set of ISDN offerings. The ONP directive on leased lines requires that leased line tariffs be cost-based, based on objective criteria, transparent and non-discriminatory, and independent of the application that a user of leased lines implements. Access and usage of leased lines may be restricted only to ensure compliance with essential requirements.

        On December 13, 1995, the European Union institutions adopted a directive relating to the application of the ONP requirements to the provision of voice telephony services. On October 6, 1997, the European Parliament and the European Union Council of Ministers adopted a directive amending the basic ONP framework directive and the leased line directive for the purpose of adapting to a competitive environment in telecommunications. This directive increases the independence required of national regulatory authorities under the ONP framework directive and limits the obligations imposed by the ONP leased lines directive to organizations with significant market power. On February 26, 1998, the European Parliament and the European Union Council of Ministers adopted a directive on the application of ONP to voice telephony and on universal service for telecommunications in a competitive environment, replacing the directive of December 13, 1995. The purpose of the new directive is to take account of the liberalization of the telecommunications market that occurred beginning January 1, 1998, and to guarantee the provision of a defined level of universal service for telecommunications in the European Union. The directive describes the scope of the universal service for telecommunications that must be available to all individuals in the European Union independent of their location, and requires European Union member states to ensure that this service is affordable, taking into account national situations. The proposal also sets out harmonized conditions for the provision of fixed public telephone networks and publicly available telephone services in the European Union.

        On December 18, 2000, the Council of Ministers adopted a new directive that imposes, in certain circumstances, obligations on operators of fixed telephony networks to allow other telecommunications services providers transparent, fair, and non-discriminatory access to their local loop and related facilities. Access to the local loop is supervised by the relevant national regulatory authority.

  Liberalization of Voice Telephony Services

        The European Union has been committed to the liberalization of public voice telephony services and telecommunications infrastructure. Beginning in 1993, the European Union Council of Ministers issued a series of resolutions aimed at liberalization of public voice telephony services and telecommunications infrastructure in most European Union member states. Beginning in 1994 the European Commission adopted a series of directives liberalizing satellite communications, the use of cable networks and the provision of public voice telephony and public telecommunications networks. As described above, the Council of Ministers also has adopted a directive on access to the local loop, which directive is intended to ensure continued liberalization of the provision of voice telephony services.

  Liberalization of the Mobile Sector

        The European Commission liberalized the mobile communications market in the European Union in 1996 by adopting the Mobile Directive. The Mobile Directive requires European Union member states to remove by November 15, 1996 (unless otherwise extended) all existing restrictions on the provision of mobile and personal communications services, including restrictions on the use of facilities for mobile networks, in order to allow operators in the sector to make full use of their own and third parties' infrastructure.

        The Mobile Directive allows member states to make the provision of mobile radio telephony subject to licensing or authorization procedures in order to ensure compliance with essential requirements as defined in the services directive of June 28, 1990 and, in case of systems intended for use by the general public, to ensure compliance with public services specifications relating to performance, availability and quality of service. Licensing conditions also can be imposed on operators in order to ensure transparent and non-discriminatory behavior between fixed and mobile network operators in common ownership. As long as frequencies are available, member states shall award licenses according to open, non-discriminatory and transparent procedures.

        The Mobile Directive requires member states to lift all restrictions imposed on operators of mobile and personal communications systems with regard to: (i) establishment of their own infrastructure; (ii) use of infrastructure provided by third parties; and (iii) sharing of infrastructure, facilities and sites.

        The Mobile Directive imposes an obligation on member states to ensure that restrictions on direct interconnection between mobile communications systems, as well as between mobile communications systems and fixed telecommunications networks, are lifted. Moreover, it requires member states to abolish restrictions on the operators of mobile networks that prevent them from building their own infrastructure or operating lines leased from third parties. The Mobile Directive also requires that member states ensure that conditions for interconnection with the public telecommunications network are proportionally set on the basis of objective, transparent and non-discriminatory criteria.

        The Mobile Directive mandates that member states not refuse to allocate licenses for operating digital mobile radio-based services according to the GSM 1800 standard. This provision was required to be implemented into national law at the latest after the adoption of a decision by the European Radio Communications Committee on the allocation of GSM 1800 frequencies and, in any case, by January 1, 1998. Following the entry into force of the Mobile Directive, member states shall not refuse to allocate licenses for public access or telepoint applications, including systems operating on the basis of the digital enhanced cordless telecommunications, or DECT, standard. Member states shall adopt, where required, measures to ensure competition between operators competing in the relevant markets.

        European Union legislation has also been aimed at ensuring reservation of adequate frequency for the introduction of public pan-European cellular digital mobile communications services. Pursuant to a directive issued by the European Union Council of Ministers on June 25, 1987, member states were required to ensure that the 905-914 and 950-959 megahertz frequency bands (often referred to as the "core band"), or similar portions of the 890-915 and 935-960 megahertz bands, were reserved by January 1, 1991 exclusively for a public pan-European cellular digital mobile communications service (which emerged as the GSM system). The directive further requires that plans be prepared quickly, according to commercial demand, for such a system to occupy the whole of the 890-915 and 935-960 megahertz bands.

  Other Recent Legislation Relating to Telecommunications

        The European Parliament and the European Union Council of Ministers have also adopted directives concerning the overall framework for dealing with interconnection in the telecommunications sector, the common framework for general authorizations and individual licenses in the field of telecommunications services, number portability and carrier preselection, and the rapid and coordinated introduction of compatible UMTS networks and services in the European Union.

        On June 23, 1999, the European Commission adopted a directive amending the June 28, 1990 directive on the liberalization of the telecommunications sector in order to ensure that telecommunications networks and cable television networks owned by a single operator are separate legal entities.

  Electronic Commerce

        On June 8, 2000, the European Parliament and the European Union Council of Ministers adopted the E-Commerce Directive, relating to the legal aspects of information society services in the European Union. The purpose of the E-Commerce Directive is to ensure the free circulation of electronically provided services among European Union member states.

        The E-Commerce Directive sets forth two fundamental principles:

  •
  Adherence to the legal requirements of the country of origin, meaning that the services electronically provided by a service provider established within a European Union member state must conform to the legal requirements of that state; and

  •
  The general principle of mutual recognition, according to which a European Union member state may not, as a rule, restrict the electronic services provided from another European Union member state, as long as the latter complies with applicable legal requirements of its state.

        The most relevant provisions of the E-Commerce Directive provide that:

  •
  European Union member states will ensure that their legislation permits entering into contracts by electronic means, with a limited number of exceptions;

  •
  Intermediaries who play a passive role as mere conduits of information from third parties may not be held liable for the contents of the information;

  •
  A host service provider may not be held liable for information on its site, unless the provider is aware of the fact that providing the information is illegal and fails to restrict access to it; and

  •
  Commercial communications such as advertising and direct marketing are subject to transparency requirements and other limitations to ensure consumer confidentiality and fair trading.

        European Union member states will have 18 months in which to implement the E-Commerce Directive into national law following its publication in the Official Journal of the European Communities.

  •
  European Union member states will ensure that their legislation permits entering into contracts by electronic means, with a limited number of exceptions;

  •
  Intermediaries who play a passive role as mere conduits of information from third parties may not be held liable for the contents of the information;

  •
  A host service provider may not be held liable for information on its site, unless the provider is aware of the fact that providing the information is illegal and fails to restrict access to it; and

  •
  Commercial communications such as advertising and direct marketing are subject to transparency requirements and other limitations to ensure consumer confidentiality and fair trading.

        European Union member states will have 18 months in which to implement the E-Commerce Directive into national law following its publication in the Official Journal of the European Communities.

  New EU Regulatory Framework

        The telecommunications regulatory framework has recently been significantly revised. On March 7, 2002, the European Parliament and the Council of the European Union adopted the Directive (2002/21/EC) on a Common Regulatory Framework for electronic communications networks and services ("Framework Directive"), Directive (2002/19/EC) on access to, and interconnection of, electronic communications networks and associated facilities ("Access Directive"), Directive (2002/20/EC) on the authorization of electronic communications networks and services ("Authorization Directive"), and Directive (2002/22/EC) on universal service and users' rights relating to electronic communications networks and services ("Universal Service Directive"). These directives will supersede the current directives and must be implemented in the member states no later than July 25, 2003. A new telecommunications data protection directive (Directive (2002/58/EC) concerning the processing of personal data and the protection of privacy in the electronic communications sector) was adopted on July 12, 2002.

        The objective of the new regulatory regime is to replace the existing complex system of telecommunications regulations with a single system that can be applied to all types of electronic communications, including fixed-line telephony, mobile telephony, and internet-based communications.

        The new regulatory framework:

  •
  sets out the rights, responsibilities, decision-making powers and procedures of the member states' national regulatory authorities ("NRAs") and the European Commission. This includes the NRAs' obligation to submit to the Commission and the NRAs of other European Union member states in draft form the regulatory measures that they intend to take with respect to market definition and significant market power, and the Commission's power to require NRAs to withdraw such drafts, if the Commission considers that they create a barrier to the single European market or are incompatible with law;

  •
  identifies specific policy objectives that NRAs must achieve in carrying out their responsibilities (namely, to promote an open and competitive European market for communications services, to promote the interests of European citizens and to consolidate the European Union's internal market in a converging technological environment); and

  •
  provides that operators with significant market power in relevant communications markets will be subject to certain obligations as set out in the directives on universal service and access. The definition of significant market power, which a company may have individually or jointly with other companies, is based on the concept of dominance as developed in the case law of the European Court of Justice and the Court of First Instance of the European Communities.

        The European Commission issued a recommendation on relevant product and services markets in February 2003. The recommendation identifies certain markets having characteristics which may justify the imposition of regulatory obligations relating to, for example, the cost-orientation of prices, transparency of information, non-discrimination between customers, accounting separation and mandated access to, and use of, network facilities. The Commission recommendation refers to, among other things:

  •
  the residential and non-residential retail markets for access to the public telephone network at fixed locations, publicly available local and/or national telephone services (both separately for the retail market for customers);

  •
  the wholesale markets for call origination as well as call termination and transit in the fixed public telephone network;

  •
  unbundled access to the local loop; and

  •
  wholesale broadband access.

        In the area of mobile communications, the framework directive includes references to:

  •
  the wholesale market for access and call origination on public mobile telephone networks;

  •
  markets for call termination on individual public mobile telephone networks; and

  •
  the national wholesale market for international roaming services on public mobile telephone networks.

        The new telecommunications data protection directive allows member states to adopt legislative measures concerning traffic data retention where this is proportionate and necessary to, among other things, safeguard national and public security and to prevent and prosecute criminal offences or unauthorized uses of electronic commerce systems. An obligation to retain traffic data could, depending on scope and duration of the retention, result in significant costs for us as a network operator.

        We cannot predict what consequences the new regulatory framework will have, but it is possible that, contrary to the stated goal of the framework, it may result in additional regulation of our business. The new regulatory framework applies to all communications markets that the European Commission has included in its recommendation or that NRAs have decided to include in the scope of sector-specific regulation with the agreement of the Commission. Thus, an extension of sector-specific regulation to mobile markets and online communications markets cannot be ruled out.

        In certain fields that are currently subject to sector-specific regulation, the new regulatory framework may lead to some reduction of regulatory burdens as a result of greater flexibility of NRAs when choosing appropriate regulatory measures to address alleged market failure and the alignment of the notion of significant market power with the concept of dominance under general European Union competition rules. In particular, the new regulatory framework no longer allows for regulation of retail markets unless an NRA concludes that regulation on the level of wholesale markets is not sufficient to achieve the objectives of the directives. Whether any reduction of regulatory burdens will occur will largely depend on the manner in which the directives are implemented in member states and the concepts of the new framework are applied in practice. We expect that one result of the new framework will be an increase in co-operation among the EU Commission and the NRAs, with the EU Commission taking a leading role in deciding key regulatory issues such as market definition and market power analysis. We also believe that the new framework may lead to an increase in legal proceedings and uncertainty in the telecommunications market.

  Competition Rules of the EC Treaty

        The European Union competition rules directly affect European Union member states. The main principles in the general European Union competition rules are contained in Articles 81 and 82 (formerly Articles 85 and 86, respectively) of the Treaty of Rome. Article 81 prohibits collusion, agreements, and assorted practices that restrict competition within the European Union. Article 82 prohibits abuse of a market-dominant position within a substantial part of the European Union that may affect trade between member states. These rules are enforced primarily by the European Union institutions, which cooperate with the national competition authorities, and through the national courts. The application of the general antitrust rules complements the regulatory framework described above. The obligations imposed by the regulatory regime on telecommunications operators, particularly incumbent carriers, are in some cases stricter than restrictions resulting from the application of Articles 81 and 82.

        In September 1991, the European Community published general guidelines on the application of the competition rules in the telecommunications sector; these guidelines outline the European Community's approach to common competition issues. On March 3, 1998, the European Commission adopted a notice on the application of the competition rules to access agreements in the telecommunications sector. The notice sets forth a series of rules designed to assist providers of telecommunications services with gaining access to existing networks in competition with current suppliers. Without establishing new principles, the notice sets forth the way in which the principles of current competition law implemented by the European Commission and the European Court of Justice could be applied to the problems relating to access in the context of the liberalization of the telecommunications sector.

        The European Parliament and the Council of the European Union adopted on March 7, 2002 the Directive (2002/21/EC) on a Common Regulatory Framework for electronic communications networks and services ("Framework Directive"), Directive (2002/19/EC) on access to, and interconnection of, electronic communications networks and associated facilities ("Access Directive"), Directive (2002/20/EC) on the authorization of electronic communications networks and services ("Authorization Directive"), and Directive (2002/22/EC) on universal service and users' rights relating to electronic communications networks and services ("Universal Service Directive"). These directives are intended to supersede the current directives and must be implemented in the member states no later than July 25, 2003.

  Market area Nordic

    Sweden

  Regulatory Overview

        In 1993, legislation was enacted to govern the telecommunications sector in Sweden. The regulatory framework was established principally by the Telecommunications Act and the Radio Communications Act. Regulation under both acts is carried out by the National Post and Telecom Agency ("NPTA"). The Telecommunications Act has been amended several times since 1993. The amendments have primarily been responsive to new European Union directives that Sweden has been required to implement into national legislation. Sweden will implement the new e-commerce legal framework in July 2003. See "—European Union—Electronic Commerce."

  The Telecommunications Act

        The main objective of the Telecommunications Act is to provide the Swedish government with the means to manage and regulate telecommunications activities so that two telecommunications policy objectives can be met: providing the general public and the authorities with effective telecommunications at the lowest possible cost, and enabling all persons to use telephone services within a public network. The Telecommunications Act strives to achieve these policy goals by creating and promoting efficient competition within all areas of the telecommunications sector.

        Under the Telecommunications Act, operators of certain telecommunications services in a public telecommunications network are required to notify the NPTA about their activities in that sector. In addition, a license is required in order to provide, within a public telecommunications network: (i) telephony service to a fixed termination point; (ii) mobile telecommunications service; or (iii) network capacity, if the extent of the operator's activities is considerable. A license under the Telecommunications Act may contain conditions that impose obligations on the operators to provide certain services and information. Operators that do not provide services to an extent that requires obtaining a license must nevertheless notify the NPTA before providing these services.

        There is no limit under the Telecommunications Act on the number of licenses that may be granted for telephony services, mobile telecommunications services or leased lines, although the number of licenses for mobile telecommunications services may otherwise be limited by the scarcity of frequency spectrum.

        As a general rule, the term of a license is indefinite, but licenses for mobile telecommunications services or network capacity for such services may be of limited duration. Even if a license is indefinite, its conditions are limited and, upon expiry, must be renegotiated with the NPTA. New conditions may be substantially different. If stated in the license, conditions may also be altered before they expire.

        A license may be revoked in whole or in part if the operator violates the terms of the Telecommunications Act or any conditions of the license. However, in the absence of special circumstances, the operator must be notified and given an opportunity to cure the violation before any of the above measures are taken. The NPTA also may impose fines on licensees for failure to fulfill the conditions set forth in the license.

        On July 1, 1999 the Telecommunications Act was amended to implement the European Union ONP voice telephony directive of February 26, 1998 and the European Union ISDN directive of December 15, 1999. On May 1, 2000, the Telecommunications Act was further amended to impose an obligation under certain conditions on licensed operators of networks for mobile telecommunications to supply network capacity on market terms to other operators, to the extent such capacity is available. On July 1, 2000, new rules under the Telecommunications Act entered into force providing that operators of networks that have been licensed for a period exceeding five years shall, under certain circumstances, be obliged to enter into agreements on national roaming, which permits customers of one network to use the network of another operator when their own is not accessible. On June 1, 2002, new rules entered into force regarding the operator's possibilities to preserve and hand out information from the provided telecommunication services, entitling inter alia official authorities and customers to upon demand receive certain information.

  The Radio Communications Act

        The Radio Communications Act, which replaced the Radio Act of 1966 relating to the possession and use of radio transmitters, was enacted to promote the efficient use of radio transmitters and the radio frequency spectrum in Sweden. The act established a licensing scheme for the ownership and use of radio transmitters, including the assignment of frequency for such transmitters. Since the enactment on April 8, 2000 of a new act on equipment for radio and telecommunication, the Radio Communications Act no longer covers the possession of radio transmitters.

        Licenses issued under the Radio Communications Act have an expiration date; upon expiration, an operator must apply for a new license. The conditions of the new license may be substantially different.

        In some instances, a license may be revoked. The principal circumstances in which a license may be revoked are as follows: (i) violation of the license conditions; (ii) considerably lower than anticipated usage of the licensed radio transmitter; or (iii) occurrence of a change in radio technology or the application of such technology that, under the terms of any of Sweden's international agreements regarding radio transmission or related matters, would require changing the terms of the license. Before a license may be revoked for a violation of license conditions, the licensee generally will be given the opportunity to cure the violation.

        Tele2 Sweden has licenses under the Radio Communications Act for the transmission of radio signals in the GSM system and for the transmission of signals via its radio link network. The licenses terminate at regular intervals and are renewed through notice by Tele2 Sweden to the NPTA.

  Mobile Telecommunications Licenses

        GSM 900/1800 Licenses.    Under the current regulatory structure, all providers of mobile telecommunications services must be licensed under the Radio Communications Act and, in certain circumstances where the level of activity is substantial, must also be licensed under the Telecommunications Act. Tele2 Sweden received a license under the Telecommunications Act in April 1995. As noted above, Tele2 Sweden also has the necessary Radio Communications Act licenses. Following our reorganization in 1997 and 1998, Tele2 Sweden now holds our Swedish GSM 900 license. The GSM 1800 license is held directly by us. License obligations apply to the license holder. The conditions of the GSM 900 license were amended, and the amendments took effect on January 1, 2000. The principal conditions, which unless otherwise noted are valid until December 31, 2003, are as follows:

  •
  Tele2 Sweden is required to cover all the roads in Sweden that were classified as European motorways as of December 31, 1990 and to cover all Swedish cities that had a population greater than 10,000 as of December 31, 1990. We believe that this condition has been fulfilled.

  •
  When connecting to other operators' networks, Tele2 Sweden is required to comply with existing and future technical standards and recommendations in Sweden and abroad.

  •
  On a yearly basis, Tele2 Sweden must submit to the NPTA a list of shareholders owning more than 10% of the shares of Tele2 Sweden.

  •
  Tele2 Sweden must perform services for the Swedish defense and special services for disabled persons upon demand, in return for cost-based compensation.

  •
  Tele2 Sweden must prepare its accounts in such a way that costs and revenues for the licensed service are separated from costs and revenues for other services. Accounts must be provided to the NPTA upon request. The NPTA has the right to audit Tele2 Sweden's accounts and to review the method used in preparing such accounts.

  •
  On July 6, 1998 a condition was added to the license requiring Tele2 Sweden to adapt its networks in order to make interception of calls possible for authorities investigating crime. The term of this condition has been extended until December 31, 2004.

        The license is valid through 2004, although the license conditions expire before that date. Both the license and the conditions may, upon expiration, be reconsidered by the NPTA. Tele2 Sweden must pay, in addition to an initial fee of SEK 100,000 that it has already paid, a yearly fee to the NPTA of 0.157% of Tele2 Sweden's annual turnover for the business subject to the license.

        Tele2 Sweden also provides mobile telephony services under a GSM 1800 license granted on January 31, 1996. The GSM 1800 license is valid through 2005 and contains conditions similar to those described above with respect to Tele2 Sweden's GSM 900 license, including those with respect to payment of fees. The conditions of the GSM 1800 license also were altered in a similar manner with effect from January 1, 2000. These conditions also expire on December 31, 2003. See "—Mobile Telephony—Capacity Limitations" for a discussion of our frequency allocations.

        UMTS Licenses.    Tele2 assigned 50% of its UMTS license to TeliaSonera. A jointly owned company, Svenska UMTS-licens AB, now holds the license. The principal conditions, which unless otherwise noted are valid until March 31, 2006, are as follows:

  •
  Svenska UMTS-licens AB is required to cover at least a population of 8,860,000 inhabitants in Sweden by the end of 2003.

  •
  30% of the population coverage should be based on own radio-infrastructure, i.e., in relation to other UMTS license holders.

  •
  Svenska UMTS-licens AB is required to launch a service as of January 1, 2002. We have fulfilled this condition, which has been confirmed by NPTA.

  •
  When connecting to other operators' networks, Svenska UMTS-licens AB is required to comply with existing and future technical standards and recommendations in Sweden and abroad.

  •
  On a yearly basis, Svenska UMTS-licens AB must submit to the NPTA a list of shareholders owning more than 10% of the shares of Tele2 Sweden.

  •
  Svenska UMTS-licens AB must perform services for the Swedish defense upon demand, in return for cost-based compensation.

  •
  Svenska UMTS-licens AB must prepare its accounts in such a way that costs and revenues for the licensed service are separated from costs and revenues for other services. Accounts must be provided to the NPTA upon request. The NPTA has the right to audit Svenska UMTS-licens AB's accounts and to review the method used in preparing such accounts.

  •
  The NRA (the National Regulatory Authority) will have the possibility to, until March 31, 2002, add a condition to the license requiring Svenska UMTS-licens AB to adapt its networks in order to make interception of calls possible for authorities investigating crime.

  •
  The license is valid through December 16, 2016, although the license conditions are valid for periods expiring before that date. Both the license and the conditions may, upon expiration, be reconsidered by the NPTA. Svenska UMTS-licens AB must pay, in addition to an initial fee of SEK 100,000 that it has already paid, a yearly fee to the NPTA of 0.157% or SEK 50.000 (whichever is higher) of Svenska UMTS-licens AB's annual turnover for the business subject to the license.

        Fixed-line Telecommunications Licenses.    Under the Telecommunications Act, a license is required for the provision of public telephony services, and a separate license is required for the provision of leased lines, where the extent of these activities is significant. Currently, Tele2 Sweden has both a telephony license and a license for the provision of leased lines. Tele2 Sweden also has licenses under the Radio Communications Act for the operation of its radio links.

        License for Telephony.    On January 7, 1994, Tele2 Sweden was granted an interim license to provide telephony services; a final license was granted on October 25, 1994. The license is valid indefinitely, subject to license conditions that were amended by the NPTA and took effect on January 1, 2000. The principal license conditions for the provision of telephony services, which unless otherwise noted are valid until December 31, 2003, are as follows:

  •
  When connecting to other operators' networks, Tele2 Sweden is required to comply with technical standards and recommendations in Sweden and abroad.

  •
  On an annual basis, Tele2 Sweden must submit to the NPTA a list of shareholders owning more than 10% of the shares of Tele2 Sweden.

  •
  Tele2 Sweden must perform services for the Swedish defense and special services for disabled persons, in return for cost-based compensation.

  •
  Tele2 Sweden must connect emergency calls from the public free of charge.

  •
  Tele2 Sweden is required to comply with existing and future technical standards and recommendations in Sweden and abroad.

  •
  Tele2 Sweden must prepare its accounts in such a way that costs and revenues for the licensed services are separated from costs and revenues for other services. Accounts must be provided to the NPTA upon request. The NPTA has the right to audit Tele2 Sweden's accounts and to review the method used in preparing such accounts.

  •
  Tele2 Sweden must make interception of calls possible for authorities investigating crime. This condition has been extended and is now valid until December 31, 2004, and may thereafter be renegotiated.

        License for Leased Lines.    Tele2 Sweden was granted a license to provide leased lines on April 5, 1994. The license is valid indefinitely, although, as in the case of the license for telephony services, the license conditions expired in 1999, were amended, and took effect from January 1, 2000. The existing conditions are as follows:

  •
  Tele2 Sweden must perform services for the Swedish defense authorities, in return for cost-based compensation.

  •
  Conditions on how to assist authorities investigating crime may be added during the term of these conditions.

  •
  If required by European Union legislation, new conditions may be added and conditions may be amended before current conditions expire.

  •
  The license conditions are valid until the end of 2003, after which time conditions may need to be renegotiated with the NPTA. Should Tele2 Sweden, before the end of 2003, obtain a significant position in the market for leased lines, the NPTA may issue new conditions.

  •
  Tele2 Sweden must pay, in addition to an initial fee of SEK 100,000 that it has already paid for each of its telephony and leased line licenses, a yearly fee to the NPTA of 0.157% of Tele2 Sweden's annual turnover for the respective businesses subject to the licenses.

  Competition

        The Swedish government follows a policy of unlimited competition in the telecommunications sector in Sweden. Entry into the telecommunications sector was never formally restricted in Sweden. Since, however, TeliaSonera was the only operator and there was no independent regulator, TeliaSonera had a de facto monopoly over the telecommunications market. The Swedish government decided to encourage competition through the introduction of a new competition law, new telecommunications legislation, and an independent telecommunications agency, the NPTA. See "—Mobile Telephony—Competition."

        Competition Law.    On July 1, 1993, a new Competition Act entered into effect in Sweden. The Competition Act prohibits the abuse of a dominant position in a market and abusers are subject to a fine of up to 10% of annual turnover. The Competition Act also imposes fines on any supplier with a dominant position in a market that establishes excessive prices or unreasonable terms. The Competition Authority, the regulatory authority under the Competition Act, is empowered to issue injunctions and to enjoin a party to immediately discontinue practices that are not permitted under the Competition Act. The Competition Act is based on and generally conforms to European Community competition rules. The Competition Authority and the NPTA cooperate in order to facilitate investigations of monopolistic behavior in the area of telecommunications services.

        Tele2 Sweden has filed complaints with the Competition Authority relating to what it believes to be anti-competitive practices by TeliaSonera, including an abuse of dominance relating to the pricing policy in respect of ADSL services.

        Interconnect Arrangements.    In respect of interconnect agreements, the most critical issue is the interconnect rate that entitles a network operator to compensation for: (i) terminating a call in its network that has originated in another network; (ii) providing its customers with access to those services of another network that are invoiced by the other network; and (iii) transit of traffic between two networks.

        Operators licensed to provide public telephony services or operators that have notified the NPTA of their intention to provide such services are required to interconnect with other operators. The interconnect rates for fixed operators and mobile operators with a significant portion of the interconnection market must be cost-based. Operators of other telephony services are required to interconnect with other operators on market terms. The amended Telecommunications Act prevents TeliaSonera from factoring the costs for universal service obligations into interconnect rates. See "—Sweden—The Telecommunications Act."

        Mobile Telephony Interconnect Agreements.    Interconnect rates that TeliaSonera charges Tele2 Sweden were revised as of July 14, 2000, effective as of March 1, 2001, and are based on whether Tele2 Sweden's interconnection is for a local segment, single segment or a double segment, and on the basis of the time of day (peak or off-peak) at which a call is made. See "—Mobile Telephony—Infrastructure." Under the Telecommunications Act, TeliaSonera is obligated to provide interconnect services to operators even where there is no interconnect agreement between the parties.

        On January 21, 2000, Tele2 Sweden asked the NPTA to decide what tariffs TeliaSonera should pay Tele2 Sweden for internationally originated calls, and calls transmitted via TeliaSonera's network to Tele2 Sweden's mobile network. On August 31, 2000, the NPTA ruled that Tele2 Sweden should be entitled to the same remuneration regardless of where the calls originated and, unless another agreement existed, payment should be made by the operator transmitting the calls. The decision was appealed to the District Administrative Court of Stockholm, which ruled in favor of Tele2 in March 2002. This decision has been appealed to the Administrative Court of Appeal.

        Tele2 Sweden has entered into similar interconnect agreements with Vodafone, Colt Telecom AB, Banverket, Worldcom AB, Telenor Business Solution AB, Utfors Bredband AB, IP-Only Telecommunications AB and CallMedia Telecom CMT AB. Tele2 Sweden also has an interim agreement with Sonera Sverige AB.

        Fixed-line Telephony Interconnect Agreement.    The interconnect agreement between TeliaSonera and Tele2 Sweden expired on December 31, 2000, though the agreement continued to apply afterwards on an interim basis. For its fixed network, Tele2 Sweden also has interconnect agreements with, among others, Telia Mobile, Telenordia, Colt Telecom AB, Song Networks AB and Utfors Bredband AB.

        Equal Access.    A key feature of a competitive public telecommunications environment is equal access for customers to the services of all telecommunications operators. Initially, equal access existed in the area of international calls and in the area of regional and domestic long-distance calling, but not as to local calling. To comply with European Union legislation, Sweden introduced "00" as the international prefix to replace the previous "007" and "009" on September 11, 1999. Local calling was included in February 2002.

        Also on September 11, 1999, Sweden introduced carrier preselection rules to allow consumers a choice in determining their default provider for domestic long-distance calls. A customer registered with Tele2 Sweden can make domestic long-distance calls through Tele2 Sweden using the same procedure for making a call through TeliaSonera. As of February 2002, the same rule applies for local calls.

        Number Portability.    On September 1, 2001, number portability between mobile networks was implemented in Sweden.

        Pricing.    The NPTA oversees pricing and tariff structures of the telecommunications service providers in Sweden. We are not currently subject to any controls over our pricing or tariff structures, and we believe that it is unlikely that any such controls will be established so long as we do not become a dominant operator in any of our markets. Our SMP status for mobile telephony prevents us from applying different terms and conditions to different operators, for example, with respect to interconnect rates. We may appeal the decision regarding our SMP status.

        Our fixed-line telephony service pricing structure and long-term pricing strategy is, however, influenced by the price controls that the Swedish government has currently placed on TeliaSonera in accordance with the regulation of tariffs in a fixed network. TeliaSonera has partially rebalanced its prices by lowering the price it charges for international calls and increasing its charges on local calls, leased lines and subscriptions.

    Norway

  Regulatory Overview

        The telecommunications market in Norway was fully opened to free competition on January 1, 1998 under the Telecommunications Act of June 23, 1995, as revised April 30, 1999, and the Regulations on Public Telecommunications Networks and Public Telecommunications Services of December 5, 1997. We expect that these will be replaced by a new act and regulation, probably from July 25, 2003, that will implement the new regulatory framework of the European Union. However, the state-owned provider Telenor still controls a majority of the telecommunications infrastructure in Norway.

  Regulatory Framework

        Norway, although not a member state of the European Union, is a member of the European Free Trade Agreement and the European Economic Area Agreement; thus, Norway's regulatory framework must conform to the European Union model. Deregulation of the Norwegian telecommunications market has, to a large extent, been parallel to deregulation in the European Union, and European Union directives and implementing legislation in various European Union countries have served as points of reference for the development of the Norwegian regulatory regime.

        The regulatory framework in the telecommunications sector in Norway is established by the two telecommunications acts mentioned above. The Regulations on Public Telecommunications Networks and Public Telecommunications Services enables the Ministry of Transport and Communications ("NMTC") to issue rulings with the force of law.

        The object of both of these laws is to implement European Union telecommunications legislation and to enable free and fair competition in the telecommunications sector. Also, they aim to guarantee the proper functioning of a telecommunications network, which is seen as a public utility service. The laws define concepts in conformity with the respective European Union directives and provide a framework for the subjects to be covered by governmental regulations. They grant administrative remedies against monopolistic measures such as, for example, charging unreasonable fees or setting unreasonable technical conditions for access by a dominant network operator.

        The Norwegian Post and Telecommunications Authority ("PT") sets conditions for interconnect prices. In an April 2001 decision, PT announced that current cost accounting will become the basis from which to calculate cost-based pricing in the Telenor network from January 2002. Telenor has challenged the decision, and no final decision has been taken by the NMTC.

        In September 2000, PT proposed a reduction in interconnect rates of approximately 7%, retroactively effective from February until August 2000. Telenor challenged the reduction. The reduction was considered invalid by the Norwegian Telecommunications Authority Complaints and Advisory board in May 2001, due to, among other things, insufficient documentation from PT. The price reduction has already been paid by Telenor, and Telenor has stated to PT that Telenor will not reclaim the price reduction. Since August 2000, there has been no significant increase or decrease in interconnect rates.

        In May 2001, PT also proposed a 25% reduction in interconnect rates on fixed to mobile calls effective as of May 2001. Telenor challenged the decision, but the 25% reduction was upheld by the NMTC in a July 4, 2002 decision.

        Norway has imposed obligations on certain telecommunications operators to provide open access services, including carrier preselection. PT determines which entrants classify as having significant market power such that these types of obligations apply. Those operators not having significant market power need not provide open access to the network to public phone providers, as do those with significant market power. Tele2 are not considered to have significant market power. However, all operators are obligated to provide special network access to other carriers and to negotiate interconnection. Number portability has been gradually implemented and mobile number portability was implemented on November 1, 2001.

        Tele2 Norway's Licenses.    Only telecommunications operators who have significant market power are required to apply for a license in Norway. Those operators not having significant market power but providing public telecommunications networks or services are required to register with PT. Our subsidiary, Tele2 Norway, applied for a license for the development and operation of UMTS networks in August 2000 and received such a license in November 2000. The licence was returned to the NMTC in October 2002 and replaced with a mobile virtual network operator (MVNO) agreement with Telenor Mobile. This agreement gives Tele2 an opportunity to offer services in both the GSM and UMTS markets.

    Denmark

        Regulatory Overview.    In Denmark, the Telecommunications Act of June 1997 provided the basis for the liberalization of the telecommunication market in Denmark. However, in the access network market, Tele Danmark ("TDC"), the incumbent and the former public telecommunications operator, still retains a dominant position.

        Regulatory Framework.    In 1998, the Danish Telecommunications Act amended the previous law, extending obligations to all telecommunications operators. The new operators were granted new rights, including carrier preselection and number portability from fixed to fixed in 1999, which, together with the unbundling of the local loop and service provisions in 1998, further helped liberalize the telecommunications market in Denmark. On July 1, 2001, number portability from mobile to mobile was introduced. Number portability between fixed and mobile was postponed to April 2004 due to technical and billing issues and lack of international standards.

        More recently, the legal framework governing telecommunications has been established by the "Act of Competition and Consumer Regulation in the Telecommunication Market" of May 31, 2000. The law represents a general revision and includes conditions regulating a decrease in interconnect prices in Denmark by using the long run average incremental cost ("LRAIC") model in order to further liberalize the telecommunications market. An LRAIC Bottom Up working group was established by several operators, including Tele2 A/S, Telia A/S and Orange A/S, and a Bottom Up Model was delivered on November 1, 2001. The incumbent operator delivered its Top Down Model as well on November 1, 2001. The interconnect prices based on LRAIC are planned to be in force on January 1, 2003. The above mentioned law is based upon the "Agreement in principle concerning perspectives of the telecommunication policy in Denmark" of September 1999. The agreement is between political parties whose objectives include offering Internet access to all consumers in Denmark and creating virtual network operator access for new mobile operators.

        The National Competition Authority in Denmark regulates competition issues generally, including those in the telecommunications market. IT- og Telestyrelsen, the National Telecom Agency in Denmark, administers specific telecommunication regulation by, for example, granting licenses and supervising compliance with regulation. The Ministry of Telecommunications has the authority to implement applicable laws by issuing "executive orders" with the force of law.

        Tele2 A/S's Licenses.    Under Danish law, only mobile telecommunications operators need a license for radio frequencies. Licenses are not required for mobile virtual net operators ("MVNOs"), or operators on the fixed network, such as Internet or telephony service providers. Tele2 A/S currently provides mobile telephony as a MVNO, fixed telephony and Internet services, and, accordingly, does not have a license. From August 2002 Tele2 A/S will offer ADSL. Tele2 A/S was granted a fixed wireless access license in December 2000.

    Finland

        Regulatory Overview.    Finland has always had a multi-operator telecommunications market. Until 1994 Finland had regional fixed local monopolies, each of them having the sole licence for that particular area. In 1994 national and international telephony was liberalized. The Telecommunications Market Act of 1997 took further the liberalization of telecommunications market in Finland. The Act is applicable to telecommunications and provision of directories. The Act contains framework regulations. Decrees and decisions of the Ministry of Transport and Communications contain more detailed regulations.

        Regulatory Framework.    The Act of 1997 was replaced with new Telecommunications Market Act, which came into force in two phases. The first phase came into force in June 2002 and it contained essential elements of convergence, including the policy of technology neutrality. There is no distinction between networks built for traditional telecommunications, cable television and terrestrial television, except for frequency listening. All these networks can be used for any service.

        The second phase will come into force in June 2003. The aim of the Act is to promote the development of telecommunication services as well as provision and use of the services in telecommunication networks. Pursuant to the Act liabilities and obligations of telecommunication operators are applicable only to companies having significant market power (SMP). The Finnish Communications Regulatory Authority (FICORA) defines the relevant communication market and imposes obligations on telecommunications operators in cooperation with the European Commission and regulatory authorities of other member states. The said obligations may include an obligation to relinquish access rights to smart card capacity. At regular intervals FICORA shall perform a market analysis of relevant wholesale and retail markets, in order to establish the competitive situation. The Act also introduces number portability from mobile to mobile.

        Third generation mobile services can be provided through GSM mobile network. Pursuant to the new Act a network operator with significant market power and with a licence for a GSM mobile network has an obligation to negotiate on roaming with network operators that have a licence for a third generation mobile network. If the operators fail to agree on the conditions of the roaming, FICORA can decide on the conditions.

        Tele2 Licences in Finland.    Under Finnish legislation a licence is required to provide a network service that uses radio frequencies in a digital terrestrial mass communications network or in a mobile network practising public telecommunications. Tele2 has an UMTS-license in Finland with limited coverage obligations.

        When providing telecommunication services in a fixed network there a notification requirement. The rights and obligations are general and defined in the Telecoms Act. Tele2 has made such a notification.

  Market area Eastern Europe & Russia

    Estonia

  Regulatory Overview

        The telecommunications sector in Estonia is regulated by the Telecommunications Act (the "Act"), which was passed on February 9, 2000 by the Parliament of Estonia and entered into force on March 19, 2000. The purpose of the Act is to create favorable conditions for the development of telecommunications and to promote free competition among operators. The Act establishes the requirements for telecommunications networks, for the operation of telecommunications networks and the provision of telecommunications services, and the procedure for state supervision of compliance with the established requirements. The Act guarantees the purposeful and just allocation and use of limited telecommunications resources. The preparation of the new electronic communication act is expected to be complete and effective when Estonia enters the EU on May 1, 2004.

  Regulatory Framework

        In the telecommunications sector the regulatory agency is the Estonian National Communications Board ("NRA"), which acts under the Authority of the Estonian Ministry of Economic Affairs and Communications. NRA represents the state, and reports directly to the Secretary of the Economic Affairs and Communications, who coordinates and supervises NRA's activities. The key function of NRA in the telecommunications sector is to supervise telecommunications networks and services, radio communication, number series and line facilities.

        The NRA is examining the interconnection tariffs of mobile operators. It claims that current tariffs are too high in light of the interconnection tariffs found in the EU. Particular attention has been given to Tele2 since our termination tariffs are among the highest in Europe. The bottom-up Forward Looking-Long Run Average Incremental Cost ("FL-LRAIC") based calculation model has not been put into practice yet. At the moment, two unresolved issues are the new electronic communication act and number portability in mobile networks, which is scheduled for January 1, 2004. Number portability is under discussion in the workgroup established by the Association of IT and telecommunications companies. Finally, there is a new numbering plan.

        On May 8, 2003, Estonian authorities announced a tender for the UMTS licenses in the form of a direct offer to three mobile operators, including Tele2 Estonia. The deadline for filing applications is July 11, 2003.

  Tele2's license

        According to the Act, a license is required for the operation of a public telecommunications network if the operation is based on either use of radio frequency bands from the national radio frequency allocation plan, or use of number sites from the national numbering plan. A license is also required if a telecommunications network is interconnected with a public telecommunications network or a telecommunications network located in a foreign country. Our current license was granted by the

NRA on November 24, 2000 for a period of 10 years. The license grants the right to operate a public mobile telephony network, transmission network, and access network of the GSM 900/1800 standard.

    Latvia

        Regulatory Overview.    The main legislation governing the telecommunications sector in Latvia is currently the Law on Telecommunications of November 30, 2001. The object of the above law is to coordinate national legislation with European Union telecommunications legislation and liberalize the telecommunications market in Latvia. Latvia's telecommunication market was liberalized on January 1, 2003 when the incumbent fixed line operator's (Lattelekom) monopoly expired.

        Regulatory Framework.    In 2001, the Law on Telecommunications amended the previous law changing the regulatory environment. Since 2002, the regulatory authority in Latvia is the Public Utilities Commission, which, according to the new law, overtook the regulation function in the telecommunications sector from the Ministry of Transport. The Ministry of Transport has authority to promulgate Regulations of the Cabinet of Ministers concerning telecommunications matters. In addition, the Council of Competition has jurisdiction over general matters of unfair competition and abuse of a dominant position in the market. The Ministry of Transport has established a working group that elaborates Electronic Communication Law in order to implement the new EU Regulatory Framework into the national legislation.

        The Public Utilities Commission administers the law by granting licenses and overseeing compliance with regulations. The Public Utilities Commission will review the quality of services and monitor interconnection agreements in order to provide fair, transparent and non-discriminatory rules. The interconnection cost calculation model was approved by the Public Utilities Commission. Incumbent operator (Lattlekom) and mobile operators have been recognized as having significant market power in the interconnection market and are obliged to provide interconnections services to other telecommunications operators and service providers on a non-discriminatory basis and in accordance with a transparent policy. Interconnection tariffs are not yet regulated according to the Regulator's decision, and cost oriented tariffs will come into effect on February 2004. If the parties involved cannot agree on the terms of interconnect, the Public Utilities Commission may intervene and make a decision. Decisions of the Public Utilities Commission may be appealed in court.

        SIA Tele2's Licenses.    Under the Law on Telecommunications, licenses are required if limited national resources, i.e., radio frequencies or numbering, will be used. Only general authorization is required for telecommunication providers if they do not use limited national resources. SIA Tele2's current mobile telephony (GSM 900/1800 standard) license was granted in October 2000 for a five-year period.

        In October 2002 SIA Tele2 was granted a UMTS license for a 10 year period. The license terms requests that operation of UMTS network should be started not later than January 1, 2005.

        SIA Tele2 subsidiary SIA "Tele2 Telecom" was granted a fixed telephony license on March 26, 2003 for a five year period.

        The Public Utilities Commission extends a license upon the operator's six-month prior written request.

    Lithuania

  Regulatory Overview

        The July 5, 2002 edition of the Law on Telecommunications (effective January 1, 2003) is the main statutory instrument regulating the telecommunication sector. Under the Law on Telecommunications, the telecommunications regulatory body is required to take into account the requirements of European

Union law; regulate relations between the telecommunications operators and the users of their services; regulate the management, use and control of radio communication, as well as the import, manufacturing, use and maintenance of equipment which radiate electromagnetic waves; ensure effective use of radio frequencies; and to set forth conditions for promoting competition in the telecommunications sector.

  Regulatory Framework

  1. Competence of the regulator

        The new Law on Telecommunications notably expands the competence of the national regulator, officially called the Communications Regulatory Authority ("CRA"). The CRA has the following functions: 1) to draft and approve the terms and conditions for engaging in telecommunications activities; 2) to monitor compliance with the terms and conditions of telecommunications activities; 3) to draft and approve regulations for the construction, use and protection of telecommunications networks; 4) to establish minimum quality requirements for public telecommunications services and regulations establishing the procedure for a joint use of conduits, cable ducts, collectors, towers, masts and other facilities used by telecommunications operators and telecommunications service providers; 5) draft and approve general terms and conditions of agreements on the interconnection of telecommunications networks and the procedure for the resolution of disputes between telecommunications operators and telecommunications service providers concerning interconnection of telecommunications networks; 6) to draft and approve lists and procedures of telecommunications activities, 7) to draft and approve the National Telephone Numbering Plan, setting forth the procedure for the implementation of the Plan; 8) to draft and approve the procedure for the allocation and usage of telephone numbers, control and monitor their implementation; 9) to draft and approve regulations for the provision of telecommunications services; 10) to draft and approve conditions for access provision and standard conditions for operators' offers concerning access; 11) to examine disputes between telecommunications operators concerning the interconnection of telecommunications networks and a joint use of conduits, cable ducts, collectors, towers, masts and other facilities, access, as well as disputes between telecommunications service providers and users, within the limits of its competence and to the extent provided for by this Law, protect the rights and legitimate interests of the consumers, approve the procedure for the settlement of disputes between telecommunications service providers and users, including consumers; 12) to draft and approve legal acts setting forth the criteria and procedure for the definition of the relevant market and determination of which undertakings have significant power in the relevant market; 13) monitor competition in the telecommunications sector, approve and carry out the market research procedure, carry out analysis and define relevant markets, determine the market share of undertakings and their position on the relevant market, determine which undertakings enjoy significant market power and their obligations; 14) investigate and review infringements of the Law on Telecommunications and apply sanctions to the infringers.

  Pricing

        The NPTA oversees pricing and tariff structures of the telecommunications service providers in Sweden. We are not currently subject to any controls over our pricing or tariff structures, and we believe that it is unlikely that any such controls will be established so long as we do not become a dominant operator in any of our markets. Our SMP-status on the national market for mobile telephony only prevents us from applying different terms and conditions to different operators.

        Our fixed-line telephony service pricing structure and long-term pricing strategy is, however, influenced by the price controls that the Swedish government has currently placed on TeliaSonera in accordance with the regulation of tariffs in a fixed network. TeliaSonera has partially rebalanced its prices by lowering the price it charges for international calls and increasing its charges on local calls, leased lines and subscriptions.

  2. Interconnection

        Under the Law on Telecommunications, all telecommunications operators and service providers whose list is established by the Communications Regulatory Authority shall have a right and duty to negotiate the interconnection of networks. Operators of public telecommunications networks and leased lines and/or service providers with significant market power must meet the requests of other telecommunications operators to interconnect public telecommunications networks under the conditions prescribed by this Law and the Communications Regulatory Authority. Telecommunications networks must be interconnected within three months after the day of receiving the request, unless the operators and/or service providers agree otherwise. If the request is reasonable and technically feasible, interconnection of telecommunications networks may not be refused by an undertaking having significant market power in the relevant market. A refusal to grant interconnection must be duly grounded, and the arguments shall be submitted in writing to the requesting telecommunications operator and to the Communications Regulatory Authority within one month after the day of submitting the request.

  UAB Tele2's licenses

        UAB Tele2's DCS-1800 license No. 188/98 and GSM-900 license No.195/200 were granted on August 23, 1998, and December 29, 2000, respectively.

  Further legislative developments

        The draft Law on Electronic Communications is prepared by CRA. It is expected that it will be adopted in the course of 2003. The law shall bring in conformity the national legislation with the new regulatory package of EU.

    Russia

  Regulatory Overview

        The legal framework in the telecommunications sector in Russia is established by the "Federal Law on Communications" of January 20, 1995. Currently, a draft federal law to introduce amendments and addenda to the current Federal Law on Communications has been prepared and approved by the Government of the Russian Federation; the draft law is to be considered and enacted by the Russia's Parliament (State Duma). The following are the major principles of the draft law, as declared by the Russian Federation Ministry of Communications:

  •
  Establishment of legal principles to secure a favorable investment and entrepreneurial climate;

  •
  Gradual liberalization of the telecommunications market;

  •
  Transparency of the relationships between the state and entrepreneurs as specified in the legal documents;

  •
  Establishment of the conditions to integrate Russia into the world economy.

        However, actually the draft law "On Communications", prepared by the Ministry of Communications in 2000-2002, was intended to strengthen a regulative role of the state in the industry and on the market. But operators lobbied against such a draft law at the State Parliament and in 2002 it could pass only the first reading.

        Besides, in January 2003 the President officially indicated the draft law problems, and it was partially amended, which fact means some kind of the industry liberalization as regards interconnection of operators, distribution of the numbering resource, role of self-regulating institutions. The second reading of the draft law is expected in summer, but its fate is still unclear, since there have not been resolved so far the problems with management of frequency resource, licensing, supervision over communications and certification.

        In addition, activities in the Russian communications market are regulated by the Russian Federation Act "On Competition and Restriction of Monopoly in Commodity Markets," which defines the organizational and legal principles to prevent, restrict and suppress monopoly and unfair competition and aims at securing the conditions to establish and ensure effective operation of commodity markets, including the markets for all types of communications services.

  Interconnection

        The procedure and terms of interconnection to PSTN are governed by an Act of the Ministry of Communications entitled "Regulations on the Interconnect Procedure." Refusals to interconnect are not allowed, except where provisions of the regulations would be violated. Network operators are obliged to conclude with PSTN operators the interconnect agreements that regulate the procedure of mutual settlements between them. Despite attempts of the Ministry of Communications to set a single PSTN interconnect fee, the interconnection terms vary in different regions of Russia, sometimes to a considerable extent. Currently, the Ministry of Communications is working on regulating the PSTN interconnect terms to reduce fees. Major provisions of this process will be specified in the forthcoming "Law on Communications."

  Tele2's licenses

        All of the telecommunications activities in Russia are subject to licensing unless a network is used for internal production and technology or for state control, defense, or security. The licenses are granted by and registered with the Ministry of Communications. Legal entities or persons can hold licenses for different types of telecommunications activities. The licenses can have limitations in terms of the territories they cover. A license is issued for a period of 3 to 10 years. The new Law on Communications proposes to set a period of 3 to 25 years depending on a type of the services to be provided. A license validity period can be extended for the same period for which it was initially issued.

        Currently, Tele2 Russia has 11 AMPS licenses, 1 CDMA license, 12 GSM-1800 licenses, 1 GSM 900 license, three licenses for local telephony, a data transmission license for 17 regions, a telematic service license for 17 regions and 4 licenses for channel leasing. The terms of the GSM-1800 and GSM 900 licenses (identical for all twelve Russia's operations) can be summarized as follows:

  •
  License valid for ten years;

  •
  1.5 years to put the mobile system into commercial operation, which can be extended for additional 6 months;

  •
  Interconnection at a local level and at an inter-city level;

  •
  The license is non-transferable;

  •
  We are obliged to make payments, on a monthly basis, to the account of the Ministry of Communications at a rate of 0.3% of the revenues generated from providing communications services; and

  •
  License shall facilitate a gradual transfer of the customer base from the AMPS network to the GSM network no later than by 2010.

    Poland

  Regulatory Overview

        Telecommunications Act of May 2000 (the "Act") currently governs the telecommunications sector in Poland. Its stated purposes are:

  •
  To ensure universal access to telecommunications services throughout entire territory of the Republic of Poland;

  •
  To protect the interests of telecommunications users;

  •
  To advance fair and effective competition in the provision of telecommunications services;

  •
  To develop a modern telecommunications infrastructure, integrating telecommunications, information and audio-video services and assuring access to pan-European and global networks and telecommunications services;

  •
  To assure order in numbering, radio frequency spectrum management and orbital resources; and

  •
  To protect state interests relative to national defense, state security and public law and order.

  Regulatory Framework

        According to the Act, the market is to be gradually deregulated. Following an earlier opening of the local market for switched telephony competitors, the domestic long-distance market was opened in 2002. Pursuant to the Act, until December 31, 2002, the provision of international telecommunications services falls within the exclusive competence of Telekomunikacja Polska SA, the former public telecommunications operator. Data transmission related services can be provided by every enterprise that notifies the President of the new independent Regulation Authority (Urzad Regulacji Telekomunikacji i Poczty).

  Interconnection

        The Act represents a significant step forward in interconnection. Every company determined by a decision of the Regulation Authority to be a Dominant Market Player must satisfy a number of conditions regarding access to its network for other operators. These conditions are as follows:

  •
  Accommodate all justified demands related to access to the network by an operator not having a dominant position;

  •
  Respect the requests of operators that intend to conclude an interconnection agreement by granting all necessary information to draft such an agreement as well as by offering terms and conditions that are not worse than those applied by the Dominant Market Player in its own business;

  •
  Provide the opportunity for a non-dominant operator to apply to the President of the Regulation Authority to issue a decision concerning the conditions and terms and the financial consequences of a network connection once a dominant operator refuses to do so; and

  •
  Provide telecommunications links in a form that is accessible for every user within the territory in which the operator is deemed to have a dominant market position.

        Tele2's licenses.    Our subsidiaries in Poland, In2Loop sp. z o.o. and Tele2 Polska sp. z o.o., operate based on the following licenses/permissions:

  •
  License for data transmission services which In2Loop was granted under the previous Telecom Law by the Ministry of Communications.

  •
  Radio permissions for using specified spectrums.

        Since licenses are no longer required, Tele2 Polska sp.z o.o. has obtained the following:

  •
  The right to provide any type of data transmission services, including Internet access services as well as local telephony (within limited administrative units) based on sufficient notifications.

  •
  A telecommunications permit for the domestic long-distance telephony within the territory of the whole country, through a so-called call-by-call system and carrier pre select; the same permit will be used for provision of international telecommunications services, which we were allowed to provide as of January 1, 2003.

    Czech Republic

  Regulatory Overview

        In the Czech Republic the liberalization process began in 2000 and is continuing. The Telecommunications Act of 2000, effective July 2000, formally provided for the complete liberalization of the telecommunications market in the Czech Republic in compliance with European Union directives to enable fair and free competition in the telecommunications market.

  Regulatory Framework

        The Telecommunications Act includes conditions and obligations for all telecommunications operators. The new operators are being granted new rights, including the introduction of carrier selection in the second half of 2002 and number portability and preselection at the end of 2002.

  Interconnection

        Network operators with significant market power are obligated by the Telecommunications Act to conclude interconnection agreements with other telecommunications service providers. Currently, Cesky Telecom is the only telecom operator labeled as having significant market power. Copies of interconnection agreements must be deposited with the Cesky Telekomunikacni Urad, or CTU.

  Price regulations

        Tariffs are regulated by CTU. Recently CTU issued two regulations relating to reductions in interconnect tariffs. Because of the new regulation about using the LRAIC model for calculations of interconnection prices, a further decrease of interconnection prices is expected.

  Official Authorities

        The Office For Protection of Economic Competition in the Czech Republic regulates competition issues generally, including those in the telecommunications market. CTU administers laws concerning telecommunications by granting licenses, overseeing the compliance with the regulations, and issues decisions to regulate prices, numbering plans, and frequency band plan. The Ministry of Telecommunications has the authority to implement laws by issuing "departmental orders" with the same force as laws.

  Tele2's Licenses

        Under Czech Law, all telecommunications operators need a license for operating and providing public telephony service via public fixed telecommunication network, mobile telecommunication network, and radio frequencies. Licenses are not required for Internet providers. Tele2 s. r. o. currently provides Internet access via fixed wireless access at 3.5 GHz. Tele2 received the frequency allocation for

3.5 GHz at the end of 1999 and, in accordance with then valid law, did not obtain a license. Tele2 s. r. o. obtained a telephony license in July 2001.

  Market area Central Europe

    Germany

  Regulatory Overview

        The regulatory framework of the telecommunications sector in Germany was transformed by the Telecommunications Act (Telekommunikationsgesetz) ("TKG"), which entered into force on August 1, 1996. The TKG required process liberalization of the German telecommunications market by January 1, 1998, as mandated by the directives of the European Commission. It represented the final step in the German telecommunications market liberalization process that began in 1989. Due to the European Union reform package of 2002, the regulatory framework set out in the TKG has to be brought in line with the substantially revised European standards. At the time of writing this report, the Federal Ministry of Economics and Labour has issued the draft of a fundamentally revised TKG. It seems certain that Germany will not meet the stipulation to implement the European reform package until July 25, 2003; rather it is expected that a revised TKG will come into force not before January 2004. This report is, in principle, confined to the TKG presently in force.

  Regulatory Framework

        In passing the TKG, Germany created the basis for market access by qualified entrants such as Tele2. The principal objectives of the TKG are to promote competition in the telecommunications sector through regulatory measures, to guarantee appropriate and adequate telephony services throughout Germany and to provide for the regulation of frequencies. The TKG is intended to achieve these objectives principally by requiring licenses for the conduct of certain telecommunications activities, allocating frequencies, securing universal service and subjecting enterprises having dominant positions in particular telecommunications markets (so-called "market-dominant providers") to a special regulatory framework.

        Since January 1, 1998 regulatory functions under the TKG have been carried out by a new supervisory body, the Regulatory Authority for Telecommunications and Post (Regulierungsbehörde für Telekommunikation und Post) (the "Regulatory Authority"). The Regulatory Authority has various powers under the TKG, including the authority to grant and revoke licenses, assign and supervise frequencies, impose universal service obligations, control network access and interconnection, and approve or review the tariffs and tariff-related general business terms and conditions of market-dominant providers. It is uncertain whether and to what extent the Regulatory Authority will directly apply the European Union reform package after its coming into force on July 25, 2003 and prior to the finalization of the national implementation process.

  Licenses

        The TKG establishes licensing requirements for provision of voice telephony services to the public and for operation of transmission lines that cross property boundaries and are used to provide public telecommunications services. Generally, the number of licenses is not limited, and each applicant satisfying basic qualification requirements is entitled to receive a license. In applying for a license, an applicant is entitled to specify the geographic scope and the type of activity subject to license. Conditions and obligations may at any time be attached to a license to promote the achievement of the objectives of the TKG. Under the new Authorisation Directive 2002/20/EC of March 7, 2002, most of the current license requirements may not be maintained.

  Pricing

        Under the TKG, tariffs (including tariff-related business terms and conditions) for the telecommunications services of market-dominant providers and their affiliates, are subject to special regulatory oversight and control. The tariffs of all providers in Germany are, however, subject to European and German law of general application, including competition and consumer protection laws and ordinances.

        The tariffs of a market-dominant provider such as Deutsche Telekom in the areas of public voice telephony service, the operation of transmission lines for telecommunications services to the public, and access and interconnection services require prior regulatory approval. In 2001, Deutsche Telekom sought declaratory orders from Regulatory Authority confirming that it does not have a market-dominant position in certain delimited geographical and product markets for voice telephony. The Regulatory Authority rejected this attempt in principle but accepted that traffic for termination in certain foreign states must be considered a distinct product market. As a consequence, rate regulation was abandoned regarding traffic to be terminated in Turkey. It is possible that Deutsche Telekom will succeed before the administrative courts in defining smaller markets and thus avoiding rate regulation. As the Universal Service Directive 2002/22/EC of March 7, 2002 restricts rate regulation for end-customer services, it is expected that the amended TKG will at least introduce additional requirements for rate regulation on retail markets.

  Special Network Access and Interconnection

        The TKG imposes specific obligations concerning access to networks and interconnection. The Network Access Ordinance (Netzzugangsverordnung) provides details concerning these obligations and specifies the manner in which special network access (including interconnection) is to be effected.

        Every operator of a public telecommunications network, irrespective of the operator's market position, is obligated upon request to offer to other network operators interconnection to its networks. If the respective parties cannot reach an agreement on interconnection, the Regulatory Authority will order the interconnection on other terms.

        A network operator that offers telecommunications services to the public and is a market-dominant provider in a particular market must allow every user access to its network or to parts thereof. A market-dominant provider must also grant to its competitors access to essential services it uses internally upon the same conditions it applies to itself, unless different conditions can be objectively justified.

        Agreements on special network access (including interconnection) must be reported to the Regulatory Authority immediately following execution. The conditions of such agreements must be based on objective criteria, be comprehensible, and guarantee equal access.

        The Regulatory Authority publishes the terms and conditions for interconnect agreements if the terms and conditions are expected to be included in a number of agreements. These terms and conditions will then constitute a "basic offer" that must be included in the general business terms and conditions of a market-dominant provider.

        Market-dominant providers are obligated to unbundle their service offerings to the extent demanded by their competitors in a public telecommunications market unless the market-dominant provider can demonstrate that unbundling is not objectively justified in the particular circumstances. Consequently, Deutsche Telekom has to grant Tele2 Germany access to its fixed local loop and parts thereof, including customer access lines. In April 2001, the Federal Administrative Court affirmed obligations on unbundling access in the local loop as imposed on Deutsche Telekom by the Regulatory Authority.

        In October 2001, the Regulatory Authority established a new interconnect tariff regime for the period beginning January 1, 2002. Under the new regime operators are charged on the basis of the network elements used (element-based-charging), thus replacing the former regime of distance-based charging. As a corollary to the new element-based charging, the relevant network for interconnect agreements with Deutsche Telekom has changed to a two-tiered-system with 475 local switch-areas and 23 transit switch-areas. Preliminary injunctions applied for by Deutsche Telekom against both the new interconnect tariffs and its relevant network structure were rejected in all instances.

        At present, interconnection between Deutsche Telekom and Tele2 is carried out on the basis of an order by the Regulatory Authority dated February 21, 2003. This decision, taken within a dispute settlement procedure, follows the new interconnect structure and the element-based charging system. The interconnection order is not limited in time. As the Regulatory Authority ordered a number of changes to Deutsche Telekom standard offer for interconnection, Deutsche Telekom brought legal action against this order; Tele2's right to interconnection is, as such, not disputed. No decision has been taken yet in the court procedure.

        Based on a statutory amendment to the TKG dated October 21, 2002, Deutsche Telekom is explicitly obliged to allow call-by-call and pre-selection for local calls beginning April 25, 2003 and July 9, 2003 respectively. The statutory amendment on carrier selection provides that different pre-selected choices may be made for national and local calls. On the level of interconnection, the Regulatory Authority requires interconnection at all 475 local switch areas in order for a competitor to be entitled to a nationwide offer of call-by-call and pre-selection. There are pending lawsuits as to whether this regulatory requirement conforms to EU directives. As judicial clarification is not expected in foreseeable time, Tele2 has ordered and started to extend its network to 475 points of interconnection with Deutsche Telekom. On this basis Tele2 is already presently capable to offer local calls nationwide. At the same time the extension to 475 points of interconnection optimizes its average level of interconnect tariffs. In general the lowest interconnection tariffs will apply with a network configuration of 475 points of interconnect. Carrier selection for local calls is, however, burdened by a surcharge of EUR 0,004 / min. on the call origination rate. In the Regulatory Authority's decision of April 29, 2003, the surcharge was reasoned as a consequence of the still existing access deficit in Deutsche Telekom's access revenues. Tele2 has filed a lawsuit against the surcharge on local calls. At the time of writing this report, there are strong indications that Deutsche Telekom will seek to eliminate its access deficit by the end of 2003. It is an open question whether the current statutory basis for ordering a carrier selection surcharge will be maintained under the new TKG.

        By orders of 2001, the Regulatory Authority ordered Deutsche Telekom to offer a wholesale product for its services as access provider, in particular ISDN and analogue services as well as T-DSL lines. After unsuccessful negotiations between Tele2 and Deutsche Telekom, the Regulatory Authority on May 21, 2003 opened a rate regulation and abuse procedure with regard to the terms of Deutsche Telekom's wholesale offer. It is expected that both procedures will be decided by July 21, 2003.

  Tele2's Licenses

        We hold both a Class 3 license for the operation of transmission lines and a Class 4 license for the provision of voice telephony services in Germany. The licenses are of unlimited duration and not subject to any special restrictions or material license conditions.

    The Netherlands

  Regulatory Overview

        The regulatory framework in the telecommunications sector in the Netherlands is currently the Telecommunications Act of October 19, 1998. The object of the act is to implement European Union telecommunications legislation and, notably, to enable fair and free competition in the telecommunications sector. At the same time, the act aims to guarantee the proper functioning of a telecommunications network that is seen as a public utility service. According to European Directives the Telecommunications Acts has to be amended by the July 25, 2003. Currently the adaptation of The Telecommunications Act is in Parliament. However it is not to be expected that the deadline will be met. Therefore, as of July 25, 2003 an intermediate Law will become applicable.

  Regulatory Framework

        The Telecommunications Act defines its concepts in conformity with the respective European Union directives and provides a framework for the subjects to be governed by governmental regulations.

        The Telecommunications Act grants administrative remedies against such anti-competitive measures as charging unreasonable fees or setting unreasonable technical conditions for access by a dominant network provider. Decisions of the Onafhankelijke Post en Telecommunicatie Autoriteit, or OPTA, the administrative authority, concerning anti-competition matters may be appealed. In addition, the Netherlandse Mededingingsautoriteit has jurisdiction over general matters of unfair competition and abuse of a dominant position in the market.

  Interconnection

        Network operators with significant market power are obliged by the Telecommunications Act to form interconnection agreements with service providers, such as our subsidiary in The Netherlands. Copies of interconnection agreements must be deposited with OPTA. Complaints alleging unreasonable terms and conditions in such agreements or unreasonable refusal of requests for other forms of access may be lodged with OPTA.

        Cost calculation, in conformity with European regulation, should be based on long-run incremental costs, though only originating access is calculated in this manner. Terminating access is still calculated on embedded direct costs. Complaints about pricing may be lodged with OPTA.

  Tele2's License

        Under the Telecommunications Act, licenses for telecommunications providers are no longer required. Instead, it was sufficient to register Tele2 (Nederland) BV in a public register.

    Switzerland

  Regulatory Overview

        A comprehensive new regulatory framework governing telecommunications services in Switzerland was established with the entry into effect on October 20, 1997 and January 1, 1998, of the Telecommunications Act (Fernmeldegesetz), or FMG. The FMG and implementing ordinances opened domestic and international public fixed-line telephony in Switzerland to full competition.

        The Ordinance to the FMG (Fernmeldeverordnung) or FDV was amended per April 1, 2003 by new articles granting to all telecommunication service providers full access, shared line access and bitstream-access to the ultimate last line to the customer, which was under Swisscom control so far. Swisscom announced to fight against these provisions.

        The FMG is also under construction. The most important issue Swiss Parliament is discussing is the planned abolition of licensing telecommunication service providers.

  Regulatory Framework

        Switzerland is not a member state of the European Union and therefore is not subject to European Union legislation relating to telecommunications. However, the deregulation of the Swiss telecommunications market has to a large extent been parallel to deregulation in the European Union, and European Union directives and implementing legislation in various European Union countries have served as points of reference for the development of the Swiss regulatory regime.

        The FMG is intended to ensure that: (i) reliable universal service is provided at affordable prices to the entire Swiss population; (ii) telecommunications traffic is free from interference and respects personal and intellectual property rights; and (iii) effective competition in the provision of telecommunications services is allowed to develop. Important features of the regulatory framework include:

  •
  Open Competition Subject to Licensing and Notification Requirements. The FMG seeks to permit open competition in telecommunications services, subject to licensing and notification requirements. With limited exceptions, anyone who provides telecommunications services and thereby independently operates a significant portion of the telecommunications installations used to provide transmission and anyone who wishes to make use of radiocommunication frequencies must obtain a license from the regulatory authority. Anyone meeting the conditions for a license application is entitled to receive a license, subject to frequency availability in the case of a license to use radiocommunication frequencies. Other providers of telecommunications services that are not required to obtain a license must notify the regulatory authority.

  •
  Swisscom is to Provide Universal Service. As a transition measure under the FMG, majority state-owned Swisscom AG is to continue to provide specified basic universal telecommunications services (Grundversorgung) throughout Switzerland. Since Swisscom will be the only telecommunication provider offering universal services (beginning January 1, 2003), there is a threat of monopoly on this service.

  •
  Universal Services. Swisscom is the only operator to provide universal service in Switzerland. It is unlikely that, in the near future, any other operator than Swisscom will be able to provide 100% full network coverage in Switzerland.

  •
  Price Ceilings on Universal Service. Swisscom may not increase the prices charged for specified universal services above the price ceiling for each service set forth in the regulatory ordinance. The price ceilings are equal to Swisscom's prices for such services in October 1997, when the regulatory ordinance was adopted. The price ceilings limit Swisscom's ability to rebalance tariffs by increasing prices for services such as basic access or local telephone calls, although the ordinance does not restrict Swisscom from offering selective discounts in connection with tailored service packages or to particular customer segments.

  •
  Interconnection Prices. Market-dominant service providers must set their prices for interconnection services in a transparent and cost-oriented manner. As of January 1, 2000, such prices must be based on the long-run incremental costs of providing the interconnection service, which may include an appropriate return of capital employed and an amount for joint and common costs. The latest price list of interconnect rates became effective May 1, 2003.

  •
  Carrier Selection. In order to promote competition in national and international telephony services, as of January 1, 1998, public fixed-line telephony service providers are required to provide users the ability to select their desired national and international service providers on a call-by-call basis using a five-digit number prefix and to provide this access on a preselection basis for all calls subject to call-by-call override.

  •
  Local Calls. New legislation effective April 1, 2002 enables Tele2 to offer local calls. Tele2 started this service on April 1, 2002.

  •
  Number Portability. As of January 1, 2000, public telephony service providers generally provide number portability to allow customers who switch to another service provider within the same category of service to retain the same telephone number.

        Important regulatory matters that were not resolved by the FMG are regulated by legislative bodies and regulatory agencies through the implementation of ordinances. Due to the relatively recent enactment of the FMG and the lack of prior competition in most of the Swiss telecommunications market, important aspects of the regulatory regime will require time to clarify. Legal challenges concerning the application of the FMG and the interpretation of the ordinances that follow may subsequently arise.

  Licensing

        The FMG requires that anyone who provides telecommunications services, and thereby independently operates a significant portion of a telecommunications network used to provide transmission, obtain a license.

        In general, anyone meeting the conditions for a license application is entitled to receive a license. Conditions include satisfying the necessary technical capabilities and compliance with the FMG and its implementing ordinances, the terms of the license and respective Swiss labor laws, including the maintenance of working conditions that are customary for the industry.

        Under the FMG, a failure to comply with the applicable law and the terms of the license may lead to the suspension, restriction, revocation or withdrawal of the license.

  Interconnection by a Market-Dominant Provider

        The FMG provides that a telecommunications service provider having a dominant position in a particular market must provide interconnection to other telecommunications service providers on a non-discriminatory basis and in accordance with a transparent and cost-based pricing policy, stating the conditions and prices separately for each interconnection service. The FMG authorized the Federal Council of Switzerland to determine the principles governing interconnection. Failing a negotiated agreement between the market-dominating operator and another service provider, the regulatory authority may determine the interconnection conditions.

        In a telecommunications ordinance, the Federal Council has specified that a market-dominant provider must provide access to the necessary equipment, services and information to other providers on a non-discriminatory basis, in the same manner than the market-dominant provider supplies internally to its divisions, subsidiaries and partners. Interconnection is to be made through common usage of, for example, telecommunications installations, buildings and land, as necessary.

        This ordinance requires that prices charged for interconnection services be cost-oriented. Beginning January 1, 2000, prices must be based on or include the following:

  •
  Cost of providing interconnection;

  •
  Long-run incremental cost of providing the requested services using the required network components;

  •
  A consistent amount intended for joint and common costs (constant mark-up); and

  •
  A return on capital invested at a rate customary for the industry.

        Costs must reflect the expenses and investments of an efficient operator using modern equipment and account for future circumstances. Prior to January 1, 2000, Swisscom could include in its prices for interconnection services a proportional charge for its cost base resulting from its former status as a government entity, to the extent related to the requested interconnection service, and the use of long-run incremental cost was not mandatory.

  Tele2's License

        Our Swiss subsidiary was granted a final license on February 9, 1999 to provide the requested fixed-line telephony services.

    Austria

  Regulatory Overview

        The Austrian Telecommunications Act (Telekommunikationsgesetz), or TKG, became effective on August 1, 1997 and was enacted to prepare the market for the abolition of the voice telephone monopoly in 1998 and to fulfill Austria's obligations under the relevant European Union directives. In order to implement the new European Regulatory Package of 2002 the TKG will be replaced by a new Telecommunications Act (TKG 2003) in second half 2003.

  Regulatory Framework

        The TKG establishes the basic regulatory framework but leaves it to the relevant authority to issue ordinances containing detailed provisions. So far, the Federal Minister of Traffic, Innovation and Technology has issued several ordinances. The TKG aims primarily at achieving technical minimum standards, reliable, high-quality, innovative services, modern infrastructure promoting high-quality services and efficient and interference-free use of the available frequencies, open competition and the provision of universal service.

        The TKG provides for two regulatory authorities: the Rundfunk und Telekom-Regulierungs-GmbH (RTR GmbH, formerly Telekom Control GmbH) and the Telekom-Control-Kommission, or the Kommission. RTR GmbH (acts as an operative arm of the Kommission) is responsible for the implementation of the basic provisions, and provides legal, technical and commercial expertise for the Kommission's decisions. The Kommission is an independent three-member committee meeting the requirements of a tribunal under the European Convention on Human Rights. According to the TKG, the Kommission is responsible for decisions regarding the issuance, withdrawal, revocation and amendment of licenses, the approval of business conditions and tariffs of market-dominating operators, the definition of financial compensation to be paid from and to the universal service fund, decisions regarding market-dominating operators, definition of the conditions for interconnection in the event of a dispute and decisions regarding failure of market-dominating operators to comply with the ban on cross-subsidization and discrimination.

  Licensing

        According to the TKG anyone may offer telecommunications services, provided that the statutory requirements are met. An individual license issued by the Kommission is required for the voice and non-voice public mobile telecommunications services by means of an owner-operated mobile network and public voice telephony or the public offer of leased lines by means of an owner-operated fixed network.

  Interconnection

        The framework for interconnection is set out in the TKG and two ordinances concerning interconnection (Zusammenschaltungsverordnung) and numbering (Numerierungsverordnung). Additional principles for interconnection have been set out by the Kommission in several decisions. These decisions also determine interconnection fees for traffic between the incumbent dominant operator, Telekom Austria AG, mobile operators and certain individual fixed-line operators and in practice serve as a guideline for interconnection agreements concluded between other operators.

        A decision dated October 1998 established, among other things, the tariffs for carrier selection, the type of carrier selection to be implemented, local exchange interconnection, mutual access to free-phone numbers and transmission of unrestricted ISDN bearers at the same tariff as voice and emergency services. The specific conditions and fees for interconnection with Telekom Austria were modified in April and September 2002.

        Provision of preselection was required by law by January 1, 2000. A decision of the Kommission dated March 7, 2000, modified in April 2002, has established specific conditions and modalities for carrier preselection.

        A decision by the Kommission dated July 1999 and last modified in January 2003 established conditions and modalities under which Telekom Austria AG is required to unbundle local loops.

        With decisions of April 2003 the Kommission modified the interconnection fees for mobile operators.

  Tele2's License

        On July 3, 1998, the Kommission granted the local subsidiary of Tele2 two licenses, one for fixed-line voice telephony and one for the operation of leased lines. The licenses are of unlimited duration and are not subject to any special restrictions or material license conditions. Both licenses have been transferred to the local subsidiary of Tele2. Tele2 started operations in Austria in mid-March 1999.

  Market area Southern Europe

    France

  Regulatory Overview

        The Loi de Réglementation des Télécommunications, or LRT, which was adopted in France on July 26, 1996, is the principal legislation governing the activities of Tele2's subsidiary in France. The LRT provided for a complete transformation of the regulatory environment for the French telecommunications industry and full liberalization as of January 1, 1998. Its general objectives are to create a framework for a fully competitive telecommunications market, to ensure the provision of universal service and to establish an independent regulatory authority, the Autorité de Regulation des Télécommunications, or ART, which was formed on January 1, 1997.

  Regulatory Framework

        The LRT has been implemented through a series of detailed administrative decrees (décrets or arrêtés) covering specific subjects. Most of the regulatory framework set out in the LRT has been implemented, especially the provisions pertaining to numbering and interconnection, or universal service. In April 2000, the EU directive relating to terminal equipment was put into effect, imposing obligations on network operators that would ensure greater access and easier interconnection of networks. Furthermore, a European recommendation on local access (unbundling the copper pair of the incumbent) enables the French regulator to rule unilaterally on conditions on this local loop access.

In addition, carrier selection and preselection for mobile networks became effective in July 2000, and carrier selection and preselection for local calls in January 2002. The carrier selection and preselection were until now restricted to long-distance and fixed to mobile calls. This opening of local competition, both on voice (extension of selection and preselection to local calls) and broadband services (unbundling), has tremendous consequences on the French market.

  Licensing

        The LRT requires licensing for certain telecommunications services and telecommunications networks. Each license is accompanied by a schedule of conditions (cahier des charges) setting forth obligations applicable to the particular service or network. Standard provisions of the cahier des charges have been set forth by decree. These standard provisions relate to privacy of communications, public safety, education and national defense requirements, research and development expenditures, provision of directory information, equal treatment of foreign operators, regulatory oversight, use of frequencies, management and accounting procedures necessary to guarantee fair competition, publication requirements, network coverage and universal service.

  Interconnection

        Any operator authorized by license to operate a public telecommunications network is required to permit interconnection with its network, on public and non-discriminatory terms, to other public network operators and public telephone service providers. As a result, any such operator is required to provide interconnection to its competitors on terms comparable to those afforded to its subsidiaries, divisions and business partners. Any authorized operator may not refuse a request for interconnection within the terms of the LRT if the terms are reasonable. Interconnection requests are governed by agreements between the parties, which must conform to the requirements of the LRT and its implementing decrees. Market-dominant operators with significant influence over a relevant telecommunications market must fulfill certain supplemental obligations. Primarily, they must publish their technical and pricing terms for interconnection to other operators. The operators that are considered dominant operators are determined annually by ART after prior consultation with the French Competition Council (Conseil de la Concurrence). The only operator currently considered a dominant operator is France Telecom. Orange (France Telecom mobile) and SFR (Vivendi Group) will have obligations related to their power on the mobile market.

        In general, interconnection tariffs of dominant operators must reflect their pertinent costs, including a proportionate share of overall costs that are common to interconnection and other services, network replacement costs based on the best available technology and an appropriate return on investment.

  Tele2's Licenses

        On April 16, 1998, the French Minister of Telecommunications granted our French subsidiary, Téle2 France SA, a license to establish and exploit a telecommunications network open to the public and to provide telephone service to the public. A one-digit prefix (préfix E) was granted by a decision of the ART, No. 98-94 of February 9, 1998, giving Téle2 France SA the number "4" as a carrier selection code. The license has a term of 15 years, subject to renewal in accordance with the provisions of the LRT. This license requires Tele2's French subsidiary to establish: (i) at least one point of interconnect in each of the 22 regions of mainland France within 18 months of the grant of the license; (ii) at least two points of interconnect in each region of mainland France within 36 months of the grant of the license; and (iii) at least three points of interconnect in each region of mainland France comprising at least three departments within ten years of the grant of the license. Téle2 France SA is also required to carry, within 36 months of the grant of the license, more than 60% of its national long-distance traffic on lines owned or leased by it. Téle2 France SA fully complies with this term of the one-digit license.

        Article 4 of the license requires that Téle2 France SA notify the ART of any changes which have occurred in the composition of its capital.

    Italy

  Regulatory Overview

        The Italian telecommunication market has been extensively liberalized for substantially all telecommunications services, including the provision of fixed public voice telephony services and the operation of networks to support the provision of such services, starting from January 1, 1998. The core legislative provisions are set forth by the Presidential Decree 318 of September 19, 1997 (the "Telecommunications Regulation"), implementing European Union legislation aimed at liberalizing the telecommunications sector.

  Regulatory Framework

        The main authorities in the Italian telecommunication sector are the Ministry of Communication, which is responsible for issuing licenses in Italy, and the National Regulatory Authority (Autorità per le Garanzie nelle Comunicazioni) ("AGCOM"), established in 1998 pursuant to Law No. 249 of July 31, 1997. The AGCOM is mainly responsible for i) implementing primary and secondary legislation; ii) promoting competition in the telecommunication market; iii) settling interconnection disputes between telephone network operators; iv) promoting the unbundling of the local loop; and v) granting UMTS licenses, WLL licenses and mobile frequencies. In addition, the Antitrust Authority (Autorità Garante della Concorrenza e del Mercato) is competent for antitrust issues and cooperates with AGCOM.

        The Telecommunications Regulation contains provisions concerning:

  •
  The granting of general authorizations or individual licenses to provide telecommunications services;

  •
  Interconnection;

  •
  Special obligations imposed on operators having significant market power;

  •
  Universal service obligations and their financing;

  •
  Numbering and number portability; and

  •
  Rights of way.

        The AGCOM is in charge of establishing detailed regulations governing the telecommunications sector and monitoring the application of the regulations, while the Ministry of Communications retains the responsibility for defining telecommunications policy in Italy.

  Licensing

        Licensing rules and procedures are set forth in Article 6 of the Telecommunications Regulation and in a Decree of the Ministry of Communications dated November 25, 1997. These provisions distinguish between general authorizations and individual licenses for the offering of telecommunications services to the public. Operators meeting the requirements set forth by AGCOM Resolution No. 467/00/CONS, issued on July 28, 2000, and offering telecommunications services other than voice telephony, installation of a telecommunications network, and supplying network access to third-party operators, may provide telecommunications services or operate telecommunications networks within the scope of such authorizations. For services and networks not covered by such general authorization, an individual license must be obtained.

        All individual licenses must be granted pursuant to open, transparent and non-discriminatory procedures. The number of individual licenses may be restricted only to the extent required to ensure the efficient use of radio frequencies or for reasons of number availability. An individual license is valid for a maximum period of 15 years and may be renewed. It cannot be assigned to third parties without prior consent from the AGCOM. Licenses provide the right of interconnection and rights of way on public and private land.

  Interconnection Agreements

        A decree of the Ministry of Communications dated April 23, 1998 (the "Interconnection Decree") sets forth the general requirements for the content of interconnection agreements and confers extensive power to the AGCOM in this matter. Pursuant to the Interconnection Decree, interconnection agreements shall include provisions on the terms of payment, liability rules, intellectual property rights, duration of the agreement, dispute resolution procedures and technical specifications of the interconnection offer. With respect to the last item, the Interconnection Decree lays out elements that must be part of the offer, including:

  •
  A description of measures undertaken to ensure parity of access of users to the different networks;

  •
  A detailed description of technical interfaces used for interconnection;

  •
  Information regarding the billing of interconnection traffic;

  •
  Minimum quality standards and proposed ways to measure them; and

  •
  Technical conditions for the activation of the service.

        The Interconnection Decree further specifies the obligations pertaining to operators with significant market power, as discussed below. The AGCOM is charged with monitoring the interconnection market. It may set time limits for the execution of interconnection agreements on a case-by-case basis, and if such time limits are not observed, the AGCOM can establish mandatory time frames for interconnection. The AGCOM also has the power to issue binding decisions on operators failing to comply with the conditions of interconnection agreements and, in the event of disputes, to mandate interconnection. To this end, each party may file a request for the settlement of any unresolved issue.

  Special Obligations of Market-Dominant Operators

        Under the Telecommunications Regulation, companies operating fixed or mobile networks, or offering fixed-line public voice telephony services, leased lines or international circuits, are subject to special obligations with respect to interconnection and accounting policies if they have significant market power. An operator is presumed to have significant market power if its share of the relevant market is greater than 25%. However, the AGCOM may determine that an operator having a market share greater than 25% does not have significant market power, or that an operator with a market share lower than 25% does have such power.

        Telecommunications operators both providing telephony services and having significant market power are required to publish and submit to the AGCOM an annual interconnection offer, indicating interconnection terms and conditions. The AGCOM may review the interconnection offer and impose changes to ensure that interconnection rates are transparent and sufficiently unbundled. In addition, the AGCOM ensures that interconnection rates do not exceed European "best practice" as assessed in the European Union recommendation.

  Universal Service Obligations

        A decree of the Ministry of Communications dated March 10, 1998 mandates provision of universal service—a minimum set of services of a given quality, including the provision of fixed public voice telephony services, publication of telephone directories and provision of customer information services, public payphones, free emergency call services and special services for disabled or disadvantaged people—to end users regardless of their geographical location and at an affordable price. The decree also establishes a special fund for compensating operators who bear the cost of universal service provision. Initially, incumbent operator Telecom Italia must provide universal services. However, other service providers operating in the market may face similar obligations.

        The costs for universal service obligations must be borne by public networks providers, voice telephony operators and mobile and personal licensees. Providers of value added services, data transmission services, Internet services, private networks and services to closed user groups are excluded from contribution to the fund. Under specific market competition conditions, the AGCOM may also decide to exempt newly entered operators from contribution to the fund.

        On August 1, 2000, the AGCOM issued Resolution No. 8/00, stating that Telecom Italia is entitled to some degree of contribution for its universal service obligations with regard to 1999. The total fund will amount to ITL 120.83 billion, ITL 69 billion of which will be contributed by Telecom Italia itself, while the remaining 51.83 billion liras will be contributed by Infostrada (ITL 1.2 billion), Omnitel Pronto Italia (ITL 16.67 billion) and Telecom Italia Mobile (ITL 33.96 billion).

  Numbering

        The Ministry of Telecommunications assigns ranges of numbers to requesting operators. Those companies allocated a range of numbers and having a license are entitled to negotiate reverse interconnection agreements, whereby they receive a termination fee whenever a call is terminated on one of their numbers.

        In addition, since January 1, 2000, carrier preselection has been introduced for international and long-distance calls, allowing users to choose specific carriers on a permanent basis and to override such choices by means of call-by-call choices. Carrier preselection for local calls was to be made available in July 2000 and, to date, has only been partially implemented.

        On the other hand, number portability between operators was scheduled to be operational as of January 1, 2001, and is currently being deployed in various districts in Italy according to the detailed guidelines issued on December 7, 1999, by AGCOM Resolution No. 3/99/CIR. With the resolution 6/00/CIR the AGCOM reserved a new numbering range (700,701,702,709) to be used to provide Internet services. The use of the number 7 allows to the licensing Operators to originate or terminate Internet traffic at lower tariffs than the normal voice service.

  Rights of Way

        According to the Telecommunications Regulation, all licensed operators enjoy equal rights with regard to rights of way. No special authorization is required to install the equipment to offer licensed services, except for those licenses issued by the competent local authorities, which must be granted based on non-discriminatory criteria.

  Unbundling of the Local Loop

        Through its Resolution No. 2/00/CIR, issued on March 16, 2000, the AGCOM established the timeline and guidelines for unbundling the Italian local loop. This decision became effective on March 29, 2000. Pursuant to this decision, Telecom Italia will be obligated to offer unbundled access to the local loop. In particular, Telecom Italia must offer a number of unbundled services to its competitors, including access to the terminal end of its local loops (whether copper or fiber optic wires) and the collocation of competitors' equipment in Telecom Italia switches. To make such collocation possible, Telecom Italia could be required to provide a link from the competitor's switch to Telecom Italia's switch. In the event that these unbundled access services are not available for a justified reason, Telecom Italia must nevertheless provide a digital channel for connection with the end user—that is, capacity on the Telecom Italia network so that competitors may transmit from their own switches to their customers' premises. Where Telecom Italia uses digital subscriber line ("DSL") access technology for the provision of services to end-users through its commercial arm or by its controlled, controlling or associated companies, it must offer other operators sufficient capacity through a permanent virtual channel. The AGCOM established access conditions to the permanent virtual channel in Resolution No. 15/00/CIR issued on January 15, 2001. AGCOM requires, that, in determining access prices, Telecom Italia should leave competitors a suitable margin between wholesale and retail prices.

        In furtherance of its Resolution No. 2/00/CIR, the AGC has determined both access conditions to the local loop and the timing and procedures of delivery for such access through, respectively, Resolution No. 14/00/CIR, issued on December 21, 2000, and Resolution No. 13/00/CIR issued on December 6, 2000. In particular, Resolution No. 13/00/CIR lays down a stringent timetable for local loop access. Telecom Italia informed competitors about the sites effectively available for collocation and competitors were to confirm their collocation request in March 2001. Ninety days from such request, Telecom Italia was required to enable the relevant sites.

  Tele2's License

        On September 15, 1998, the Italian Ministry of Communications granted us a license for the provision of voice telephony services in Italy. The license has a term of 15 years. On March 17, 1999, the AGCOM approved the transfer of the license to our Italian subsidiary, Tele2 Italia S.p.A. The main conditions of the license are:

  •
  Coverage of specific areas of Italy at the end of each year of the license from 1999 to 2002, including undertaking to cover highly populated and industrialized urban areas first;

  •
  Coverage of all the provinces of Italy by the end of 2003;

  •
  Undertaking to make combined investments for infrastructure as follows:

  •
  By the end of the first year of the license (1999): ITL 43.6 billion;

  •
  By the end of the second year of the license (2000): ITL 65.5 billion;

  •
  By the end of the third year of the license (2001): ITL 91.5 billion;

  •
  By the end of the fourth year of the license (2002): ITL 117.6 billion (Euro 60,700,000); and

  •
  By the end of the fifth year of the license (2003): ITL 121.7 billion (Euro 63,000,000).

        The Performance Bond is no longer required by Italian law.

        In addition to an initial fee of ITL 100 million, Tele2 must pay an annual contribution of EUR 129,000 for the allocation of certain carrier selection codes, and EUR 62,000 as an annual contribution for the coverage of costs for the control of the performance of services offered.

        On December 23, 1998 the Italian Finance Ministry issued a decree defining the obligation of licensed operators to pay an annual contribution set for 2002 to an amount equal to 2% of the annual approved earnings of each licensed operator achieved on telecommunications like fixed and mobile telephony, radio and television services and interactive multimedia services

        On July 12, 2000 the Italian Finance Ministry issued a decree defining the obligation of licensed operators to contribute to the funding of the AGCOM (as provided for in Article 2, paragraph 38

(b) of the Telecommunications Regulation). For 2000, the contribution was set to an amount equal to 0.35 per thousand of the annual approved earnings of each licensed operator achieved on telecommunications services, like fixed and mobile telephony, radio and television services and interactive multimedia services.

        To facilitate the market entry of new competitors, during 2000 such contribution is not levied on, among other things, revenues arising from (i) services that have been rendered by an operator for a period of less than two years, unless such revenues derive from the same activity performed by other operators during the same two-year period; (ii) services rendered pursuant to concessions, authorizations or licenses assigned for coverage at a local level; and (iii) interactive and multimedia services.

    Spain

  Regulatory Overview

        The Telecommunications Market Commission (Comisión del Mercado de las Telecomunicaciones, or CMT) is administratively attached to the Ministry of Science and Technology, moved from the Ministry of Economic Affairs 2003, but is legally independent from it. It is responsible for safeguarding competition in the market and for relations between operators (e.g. interconnection, including dispute resolution, cost accounting and local loop unbundling). The Secretariat of State for Telecommunications and the Information Society, which forms part of the Ministry of Science and Technology, is responsible for regulation, spectrum management, activities relating to the information society, external relations and supervision of telecommunications operators.

  Regulatory Framework

        In late 2002, Spanish regulation has included several measures to promote competition in the market: excluded incumbent monthly rental in the price cap control mechanism, resale incumbent monthly rental to be regulated in 2003 and new Law of Telecommunications to be approved in 2003.

        However, market players are concerned that still many uncertainties prevail. For instance, the incumbent operator's ADSL roll-out has captured more than 80% of the broadband market. The incumbent has been fined because of preselected customers win-back practices and delaying introduction of new interconnection models.

  Interconnection

        New entrants continue to express concern about a price squeeze between the incumbent's interconnection charges and its retail tariffs and the discounts applied. local loop unbundling offer for 2002 introduced an average reduction of 30% however penetration of unbundling is very low. Entrants consider that price squeeze effects are aggravated by the way tariff rebalancing is conducted. Under the price cap regime, increases in the line rental charge must be offset by large decreases in call tariffs, especially for long-distance communications. Entrants note that these decreases and the lack of proportional reductions in the incumbent's interconnection charges make entry more difficult in this segment. They also claim that Telefonica's per minute local call tariffs are among the cheapest in the European Union and are not cost-based.

        CMT has also introduced a new interconnection model based on capacity, cost is depending on number of channels and independent from time which allows innovative offering of flat fee for voice.

  Tele2's license

        We were awarded a mobile virtual network operator (MVNO) license (A2) in July 2002, being the first operator in the market to obtain one. However, mobile network operators are reluctant to open their networks, and commercial negotiations still continue.

  Market area Luxembourg

    Luxembourg

  Regulatory Overview

        Until recently, the telecommunications sector in the Grand-Duchy of Luxembourg was a state monopoly. Despite the adoption of European Union legislation aimed at liberalizing the markets for telecommunications services, the public sector remained the sole operator of telecommunications systems in Luxembourg. In 1997, the state monopoly was repealed and replaced by a more liberal legal framework, the Telecommunications Act (Loi du 21 mars 1997 sur les télécommunications), as amended.

  Regulatory Framework

        The enforcement of telecommunications laws and regulations is carried out by the Luxembourg Institute of Regulation (Institut Luxembourgeois de Régulation, or ILR).

        The main objective of the Telecommunications Act is to create a competitive environment in the telecommunications sector to allow the unrestricted provision of telecommunications services in accordance with the law and to ensure the provision of a minimum universal telecommunications service. The Telecommunications Act sets forth principles governing universal service, open networks (interconnect), terms and conditions of services, interconnection, equipment, allocation of frequencies, numbering plan, easement on public and private property and telephone directories.

  Interconnection

        Interconnect rates are renegotiated every year. We charge a uniform tariff rate for fixed international calls, regardless of whether such calls are made during peak or off-peak hours.

  Licensing

        The Telecommunications Act provides for a licensing regime that fundamentally conforms to European Union law. Mobile telephony services are, among various other telecommunications services, subject to a licensing requirement.

        The minimum schedule of conditions for the awarding of licenses to operate mobile telephony services is set forth by Grand-Ducal decree of December 14, 2001 (Règlement Grand-Ducal du 14 décembre 2001 fixant les conditions minimales du cahier des charges pour l'établissement et l'exploitation de réseaux de services de télécommunications mobiles). The schedule of conditions provides for: (i) certain minimum coverage (95%) of GSM and GSM 1800 services within a certain period of time; (ii) a maximum call blocking rate; and (iii) other specified minimum standards of service.

        Grand-Ducal decrees were enacted to promote the efficient use of radio transmitters and receivers and to monitor the use of the radio frequency spectrum in Luxembourg. The decrees established a licensing regime for the ownership and use of radio transmitters and certain types of radio receivers, including the assignment of frequency to such devices.

  Tango's GSM 900/1800 License

        Our Luxembourg subsidiary, Tango, was granted a license under the Telecommunications Act on November 28, 1997. The principal conditions of the license are as follows:

  •
  Launch of commercial operation of GSM 900 and GSM 1800 services within 6 months and 18 months, respectively, of the grant of the license;

  •
  GSM coverage of at least 98% of the population and 95% of the territory within 6 months of the grant of the license, of at least 98% of the population and 96% of the territory within 24 months of the grant of the license; and of at least 99% of the population and 97% of the territory within 36 months of the grant of the license;

  •
  GSM 1800 coverage of at least 76% of the population and 48% of the territory, including major highways and tunnels on major highways and in Luxembourg City, within 18 months of the grant of the license;

  •
  Call blocking rate not exceeding 2.3%;

  •
  Provision of four calling plans (prepaid, low subscriber, medium subscriber and high subscriber) during a period of 12 months following the launch of the commercial operation;

  •
  Provision of four fee structures to low-, medium- and high-volume subscribers and undertaking not to change materially any of the above structures during a period of at least 12 months following the launch of commercial operations;

  •
  Free provision during a period of at least five years following the launch of commercial operations of itemized billing, connection and subscription to voice mail services;

  •
  Provision of 24 hours-a-day and seven days-a-week multilingual (Luxembourgeois, French, English and German) customer services free of charge; and

  •
  Undertaking not to increase the average call charges, as defined by reference to an average user call basket agreed upon between the ILR and Tango, during a period of five years following the launch of the commercial operations.

        Tango's license is valid until 2012. Unless otherwise notified by the Ministry of Telecommunications prior to its expiration, the license will be renewed automatically, at each time for an additional five-year period. In addition to the initial fee of EUR 1,859,201, Tango is required to pay an annual management fee of minimum EUR 400,000 and maximum 0.2% of the turnover on the market covered by the license concerned, and an annual frequency fee of EUR 7,500 per dublex channel.

  Tango's 3G license

        On May 22, 2002, Tango was granted a 3G license under the Telecommunications Law (modified on March 21, 1997) and under the Grand-Ducal decree of December 14, 2001. The principal conditions of the license are as follows: (i) Launch of commercial operation of the 3G network on January 2003 with a population coverage of 90% and geographical coverage of 69.5% at launch; (ii) Population coverage of 97% in May 2004 and 99% in May 2010 (with geographical coverage of 92% in May 2004 and 98% in May 2010); (iii) probability of connectivity of 90% at launch and 95% in May 2004 (with call blocking rates in peak time below 1% and call seizure rate below 1.5%; (iv) services offered at commercial launch to include higher quality voice service and data transmission of a speed of 384 kbit/s downlink and 64kbit/s uplink in the areas of coverage.

        These obligations are subject to modifications based on regulation and building permits, the granting of necessary authorizations, and the existence and availability of adequate 3G equipment. The Minister will be able to modify the license upon a reasoned request of the license holder.

        Under the terms of the license, we have further committed to share sites at conditions based on objective and transparent criteria based on costs, offer number portability from commercial launch onwards and to offer technical and financial conditions for national roaming to other operators at the latest on the date of commercial launch.

        Tango's license is valid until 2017. Unless otherwise notified by the Ministry of Telecommunications prior to its expiration, the license will be renewed automatically, at each time for an additional five-year period. Tango is required to pay an annual management fee of minimum EUR 200,000 and maximum 0.2% of the turnover on the market covered by the license concerned, and an annual frequency fee of EUR 24,000 per MHz of duplex symmetrical channel in paired bands and EUR 12,000 per MHz of simplex channel in non-paired bands.

  Tele2's License

        On February 10, 1999, the Luxembourg regulatory authority granted Tele2's subsidiary a license with a term of 30 years to provide fixed line telecommunications services in Luxembourg. The license is renewable for ten-year periods. Significant terms of the license include: (i) an obligation that 95% of customers with fixed lines be activated within eight hours; (ii) an obligation that 90% of customers with fixed lines be activated within 15 days; (iii) an obligation that requests for appointments with the company be granted for 99% of all requests made; and (iv) a dropped call rate of no more than 1%.

    Liechtenstein

  Regulatory Overview

        Until recently, the telecommunications sector in Liechtenstein was a state monopoly. In 1996, the state monopoly was repealed and replaced by a more liberal legal framework, the Telecommunications Act (Telekommunikationsgesetz (TelG) vom 30 August 1996), as amended.

        The telecommunication infrastructure and network is owned by LTN Liechtenstein Telenet which is 100% owned by the Liechtenstein state. They have no direct offer to the end customer. Actors on the Liechtenstein market act as pure service providers and though pay interconnection fees to LTN for national and international switching activities.

  Regulatory Framework

        The enforcement of telecommunications laws and regulations is carried out by the "Amt für Kommunikation" (or AK).

        The main objective of the Telecommunications Act is to create a competitive environment in the telecommunications sector to allow the unrestricted provision of telecommunications services in accordance with the law and to ensure the provision of a minimum universal telecommunications service.

  Interconnection

        Interconnect rates are defined by a reference Interconnect Offer ("RIO") and are not based on bilateral agreements. LTN is publishing a new RIO every two years.

  Licensing

        The Telecommunications legislation provides for a licensing regime that fundamentally conforms to European Union law. Mobile telephony services are, among various other telecommunications services, subject to a licensing requirement.

        The minimum schedule of conditions for the awarding of licenses to operate mobile telephony services is set forth by a Directive of June 2, 1998 (Verordnung vom 2 Juni 1998 über Einzelkonzessionen für die Erbringung von Telekommunikationsdiensten) and a Directive of July 13, 1999 (Verordnung vom 13 Juli 1999 über die Auschreibung und Vergabe von Einzelkonzessionen nach dem Telekommunikationsgesetz). The schedule of conditions provides for: (i) certain minimum coverage (95% territory, 98% population) of GSM and GSM 1800 services within a certain period of time; and (ii) other specified minimum standards of service.

  Tango's GSM/DCS 1800 License

        Our Liechtenstein subsidiary, Tango, was granted a license under the Telecommunications Act on February 22, 2000. The principal conditions of the license are as follows:

  •
  GSM coverage of at least 98% of the population and 95% of the territory within 6 months of the grant of the license

  •
  Call blocking rate not exceeding 2%

  •
  Successful handover rate: >97%

  •
  Dropped call rate: <1.5%

  •
  Call set-up time: <11.5 s

        Tango's license is valid until 2015. For a possible extension to the duration, an appropriate application must be submitted to the Licensing Authority by no longer than 2 years prior to the expiry of the license. There is no legal right to an extension being granted. In addition to the initial fee of CHF 40,000, Tango is required to pay an annual supervision fee of CHF 5,000 as well as the following frequency utilization charges:

        Per allocated 2x1 MHz in the 900 Mhz band: CHF 2162.16

        Per allocated 2x1 MHz in the 1800 Mhz band: CHF 1114.20

  Tango's 3G license

        On January 15, 2002, Tango was granted a 3G license under the Telecommunications Law and a Directive RA 1/712-3810 of March 13, 2001 (Entscheidung der Regierung betreffend die Festlegung der regulatorischen Rahmenbedingungen und Konzessionsbestimmungen für die Erteilung von UMTS/IMT-2000-Mobilfunkkonzessionen). The principal conditions of the license are as follows: (i) Launch of commercial operation of the 3G network in June 2002 with a population coverage of 70% in December 2002 and 90% in December 2003.

        These obligations were subject to modifications based on regulation and building permits, the granting of necessary authorizations, and the existence and availability of adequate 3G equipment. As those conditions applied, Tango has agreed with the Liechtenstein government that the effective launch date would be postponed and that a new date would be communicated to the authorities before end of Q3 2003.

        Under the terms of the license, we have further committed to share sites at conditions based on objective and transparent criteria based on costs, offer number portability from commercial launch onwards and to offer technical and financial conditions for national roaming to other operators at the latest on the date of commercial launch.

        Tango's license is valid until December 31, 2016. For a possible extension to the duration, an appropriate application must be submitted to the Licensing Authority by no longer than 2 years prior to the expiry of the license. There is no legal right to an extension being granted. In addition to an initial fee of CHF 60.000, Tango is required to pay an annual management fee of CHF 10000 and an annual frequency fee of CHF 3000 1*15 per MHz of simplex channel and CHF 15000 per 2x15 MHz paired symmetrically.

  Tele2's License

        On May 16, 2000, the Liechtenstein government granted our subsidiary a license with a term of 10 years to provide fixed line telecommunications services in Liechtenstein. The license is renewable for ten-year periods.

        In addition to the initial fee of CHF 2000, Tele2 is required to pay an annual supervision fee of CHF 500.

    Belgium

  Regulatory Overview

        The basic provisions of Belgian telecommunications regulation are laid down in the Act of March 21, 1991 as modified on December 17, 1997 and thereafter. The 1991 Act has been implemented by a number of Royal Decrees. It created the Belgian Institute of postal and telecommunications services (the "BIPT"), which is the regulatory authority for the telecommunications sector in Belgium. The 1991 Act states that the provision of the telecommunication services is generally liberalized, provided that the conditions and procedures laid down in the applicable laws and decrees are fulfilled. The 2002 European Regulatory Framework will not be implemented by July 24, 2003 as foreseen in the European directives. It is expected that the Parliament will adopt the new law by end 2003 or to the latest early 2004.

  Regulatory Framework

        Carrier selection exists since January 1, 1998. Carrier preselection became compulsory in Belgium on January 1, 2000. The royal decree of March 16, 2000 obliges fixed operators to offer number portability to end-users. The Act of July 19, 2001, obliges mobile operators to offer mobile number portability to end users. Mobile number portability entered into force on October 1, 2002. The 1991 Act contemplated the creation of a fund to finance universal telecommunications services. Operators of public networks (fixed and mobile) and voice telephony operators will be called upon to contribute to this fund. Belgacom has requested in 2002 the activation of this fund. In April 2003, the activation decision has been suspended for further investigation. Although the universal service fund is not currently in operation, if implemented, Tele2 Belgium would be required, under the terms of its licenses, to contribute to it. The unbundling of the local loop and bitstream access were imposed on SMP operators (i.e. Belgacom) by a royal decree of December 12, 2000. Belgacom must annually publish a Belgacom Reference Unbundling Offer (BRUO) and a Belgacom Reference Offer on Bitstream Access (BROBA).

  Licensing

        Articles 87 and 92 of the 1991 Act regulate the grant of voice telephony licenses and infrastructure licenses. The rights and obligations resulting from these licenses are contained in two royal decrees dated June 22, 1998. The royal decrees include provisions on interconnection, quality and availability of the services, numbering, duration of the licenses, privacy of communications, public safety, provision of directory information, equal treatment of foreign operators, publication requirements, collaboration with the ombudsman service and universal service obligations.

  Interconnection

        All providers of a public telecommunications network or of telecommunication services offered to the public in Belgium and thereby controlling the means of access to the end users are obliged to enter into negotiations with other providers of such networks or services if those other providers introduce a request for interconnection.

        In relation to interconnection tariffs, operators with significant market power in the market for interconnection (i.e. Belgacom, Belgacom Mobile and Mobistar) are required to ensure that interconnection charges are non-discriminatory, transparent and cost-oriented. As a result, any such operator is required to provide interconnection to its competitors on terms comparable to those afforded to its subsidiaries, divisions and business partners. The BIPT and the Minister for Telecommunications review and approve every year the Belgacom Reference Interconnection Offer (BRIO) which includes all technical, commercial and financial terms of the interconnection with the incumbent.

  Tele2's Licenses

        On March 24, 2000, the Minister for Telecommunications has granted to Tele2 Belgium SA, a license to provide voice telephony services on the entire Belgian territory and a license to establish and operator a public telecommunication network in the municipalities covered by the geographical license scope. The voice telephony license is granted for 15 years and is automatically renewed for 10 year periods, unless Tele2 Belgium or the Minister terminate the license in writing. The network license is granted for an undetermined period of time. No investment or coverage obligations are linked to these licenses. Tele2 Belgium has received the Carrier Selection Code 1602 from the BIPT to offer indirect access to its voice telephony services. Any change in the shareholder structure of Tele2 Belgium must be notified to the BIPT. Tele2 Belgium SA fully complies with the terms of its licenses.

  Market Area Branded Product & Services

    United Kingdom

  Regulatory Overview.

        In the UK, the Telecommunications Act of 1984 provided the basis for the liberalization of the telecommunication market in the UK. However, in the access network market the incumbent and the former public telecommunications operator, British Telecommunications plc ("BT") still retains a dominant position.

  Regulatory Framework.

        The Office of Telecommunications (Oftel) is the regulator for the UK telecommunications industry. Oftel was set up on August 1, 1984 under the Telecommunications Act 1984. Oftel has the authority to implement applicable laws by making regulations and issuing "determinations" having the force of law.

        The public register includes all telecommunications licenses and any amendments to licenses issued under the Telecommunications Act 1984. Although Oftel hold all license records, the Department of Trade and Industry ("DTI") actually issues all the telecoms licenses that phone companies need to be able to offer services in the UK.

        In January 1985 BT's monopoly on the supply and maintenance of the prime (first) telephone ended. And in October 1985 the Director General published his determination of the terms for the interconnection of public networks.

        In June 1993, the Competition and Services (Utilities) Act 1992 came into force enabling Oftel to prescribe standards of performance for operators.

        In December 1996 Oftel published its Code of Practice covering all public switched telephone networks in the UK. All calls originating or terminating in the UK which are carried by one or more of the networks are covered by this Code.

        In the mobile market, following the licensing of Vodafone and Cellnet in 1983, a duopoly operated until the entry of One2One (now T-Mobile) in 1993 and Orange in 1994. In 2003 there are 8 licensed mobile phone operators in the market.

        August 1999, BT Cellnet agreed, at Oftel's insistence, to let independent service providers market their own pre-pay packages to customers on its network.

        The EU Interconnection Directive was implemented at the end of December 1997.

        From June 30, 1999, the provisions in the EU Licensing Directive which affect existing licences were implemented in the UK creating rules governing entitlement to inclusion in the list of operators with rights and obligations to interconnect, known as the Annex 2 list.

        Carrier pre-selection was introduced by OfTel from January 1, 2000.

        More recently, the legal framework governing telecommunications has been reviewed and the Communications Act 2002 is due to become law on July 25, 2003. A new regulator, the Office of Communications (OfCom) will be established. OfCom will be the new regulator for the UK for the radio, television and telecommunications sectors. It is scheduled to be operational by the end of July 2003. OfCom currently has no statutory regulatory powers. Until OfCom is fully operational, Oftel will continue to be the regulator for telecommunications sector. The changes represent a general revision of the regulation of all modes of communication as part of implementing relevant EU Directives.

  Tele 2 UK Licenses

        Three Public Telecom Operators (PTO) licences have been issued to Tele2 companies in the UK by the Secretary of DTI under the Telecommunications Act authorising the provision of public telephone services, international facilities (IF) and international simple voice resale (ISVR). Those companies are Alpha Telecom Communications Limited, Tele2 UK Limited and Tele2 UK Communications Limited. Holding of a licence entitles the holder to be included in the list of operators with rights and obligations to interconnect, known as the Annex 2 list, which is available for public inspection.

  Other Licences

        Another Tele 2 company, although not UK based, Alpha International Overseas Telecommunications Services Limited, has a branch office in Portugal and has authorisation from the Portuguese regulator to operate a telecommunications business from Portugal.

Item 5: Operating and Financial Review and Prospects

        This discussion of our results of operations and liquidity and capital resources includes forward-looking statements that involve risks and uncertainties. Our actual results in the future could differ materially from those anticipated in these forward-looking statements. See "Forward-Looking Information" and Item 3: "Key Information—Risk Factors." Our Consolidated Financial Statements, and the other financial information relating to the Tele2 companies set forth in this section, have been prepared in accordance with Swedish GAAP. See "—U.S. GAAP—Reconciliation with Swedish GAAP." You should read the following discussion in conjunction with our Consolidated Financial Statements and the accompanying Notes thereto appearing elsewhere in this Annual Report.

Introduction

        Our operating revenue in 2002 amounted to SEK 31,282 million, an increase of SEK 6,197 million, or 25%, from SEK 25,085 million in 2001. Revenue growth in 2002 was primarily attributable to increases in the Southern Europe, Nordic and Eastern Europe & Russia market areas. We had a total of 16.8 million customers at December 31, 2002, to which a one-off adjustment of—389,000 was applied as of January 1, 2002 to adjust all of our group companies to report in line with the Group's definition of an active customer. Net customer intake for 2002 as a whole before this adjustment was 15%.

        Operating profit/loss ("EBIT") totaled SEK 1,530 million, compared with SEK—1,356 million in 2001, with an EBIT margin of 5% for 2002 compared to—5% in 2001. These increases reflect positive contributions from the result from operations within all market areas, especially fixed telephony in Southern Europe and our Nordic operations. We reported adjusted EBITDA (operating profit/loss before depreciation and amortization) of SEK 5,127 million for the 2002 financial year, compared with adjusted EBITDA of SEK 1,698 million in 2001, with an adjusted EBITDA margin of 16% for 2002 compared to 7% in 2001.

        Net interest expense and other financial items totaled SEK—698 million for 2002 compared to SEK—621 million in 2001. Net interest expense and other financial items for 2002 was affected by a write-down of SEK—86 million, attributable primarily to shares in Xsource Corporation. The average interest rate on outstanding liabilities was 6.4% in 2002 compared to 6.3% last year. Profit/loss after financial items ("EBT") amounted to SEK 796 million for 2002, compared to SEK—1,944 million in 2001.

        Tax on net profit for the year amounted to SEK—574 million, which was positively affected by SEK 576 million in respect of a revaluation of loss carry-forwards in a number of European companies. In 2001, tax on net profit was SEK 2,335 million, which reflected the tax effects in Swedish operations, and a tax effect of SEK 3,082 million in connection with the restructuring of SEC. Profit after tax was SEK 223 million in 2002 compared to SEK 392 million in 2001. Earnings per share were SEK 1.51 after full dilution, compared with SEK 2.70 in 2001.

    Non-GAAP Financial Information

        We use adjusted EBITDA (operating profit before depreciation and amortization) and EBIT (operating profit) as the principal measures for monitoring profitability of our operations. Our management believes that, in addition to EBIT, EBITDA is a measure commonly reported and widely used by analysts, investors and other interested parties in the telecommunications industry. Accordingly, adjusted EBITDA is presented to enhance the understanding of our historical operating performance. Adjusted EBITDA, however, should not be considered an alternative to operating profit as an indicator of our operating performance, or an alternative to cash flows from operating activities as a measure of our liquidity. Adjusted EBITDA is not a measure of financial performance under Swedish GAAP or U.S. GAAP and may not be comparable to other similarly titled measures for other companies. Adjusted EBITDA is not meant to be predictive of potential future results.

        For illustrative purposes, the following table sets forth the relationship between adjusted EBITDA and net (loss)/income for the Tele2 Group for the periods indicated. Our calculation of adjusted

EBITDA is equal to earnings before interest, taxes, depreciation and amortization adjusted for profit/(loss) in associated companies.

	Year ended December 31,
	2000	2001	2002
	(in SEK millions)
Net (loss)/income	(396)	392	223
Minority interest	0	(1)	(1)
Income taxes	561	(2,335)	574
Net interest expense	211	621	698
Profit/(loss) in associated companies	44	(33)	36
Depreciation and amortization	1,400	3,054	3,597

Adjusted EBITDA	1,820	1,698	5,127

Factors Affecting Revenues

    Mobile Telephony Services

        The main revenue source for our mobile telecommunications business is air-time revenues, which consist of charges for calls that originate or terminate in our mobile telecommunications network. Air-time revenues depend on the number of customers, call volume and tariff pricing. Air-time revenues also include charges for "roaming" calls. Roaming calls are calls made by customers of other mobile networks that originate calls in a jurisdiction covered by our network, as well as calls made by our customers making calls in a jurisdiction covered by another operator's network for which we receive revenue.

        We also derive revenues from payments received from other operators for delivering calls originating in their network and terminating in our network.

        Other revenue sources include monthly subscription fees, service activation fees and customer-calling services. The rates we charge for air-time, monthly access and service activation are the key determinants of the level of our mobile telephony revenues.

  Number of Customers

        The total number of mobile telephony customers increased by 36% to 5.0 million as of December 31, 2002, compared to 3.7 million as of December 31, 2001. The prepaid card business increased its customer base by 54% to 3.4 million as of December 31, 2002, compared to 2.2 million as of December 31, 2001.

        Our mobile telephony operations in Sweden had 3.0 million customers as of December 31, 2002, an increase of 19% on an annual basis, accounting for 60% of our group's mobile telephony customers. Mobile telephony customers in Eastern Europe & Russia increased by 60%, accounting for 27% of our group's total number of mobile telephony customers. We also operate mobile telephony operations through proprietary networks in Luxembourg and Liechtenstein. During 2001 and 2002, we started to roll out mobile telephony operations in Norway, Denmark, Switzerland and the Netherlands via MVNO or service provider agreements with local network owners. In February 2003, we also launched service in Austria via an MVNO agreement.

        Our customer base is affected by the level of churn and the level of passive customers. "Churn" refers to subscription disconnections that are either voluntary, upon termination by the customer, or involuntary, due to nonpayment of bills or because of suspected fraudulent use. "Passive customers" are customers that continue to pay subscription fees but do not use their phones. The churn rate is measured as the number of subscription disconnections in a period of time, expressed as a percentage of the midpoint of the number of customers at the beginning and end of the period. We generally seek to minimize customer churn by providing strong customer service and high quality services at competitive prices, as well as through customer loyalty programs and direct customer communication. We believe, based on an independent survey conducted twice every year, that our emphasis on programs intended to promote customer loyalty and our improved coverage have increased customer satisfaction across our operations. Continued customer growth is also dependent on tariff pricing as well as, among other things, general economic conditions, competitive pressures and the quality and coverage of our mobile telecommunications network.

  Call Volumes

        Our mobile telephony revenues are affected by the call volume per customer. An influx of new private customers in recent years has been partly a result of our strategy to attract mobile telephony customers with call patterns that are different from those of business customers. However, we also focus mobile telephony marketing efforts on large corporate and other high volume customers to maintain an appropriate balance of customers with differing calling patterns with the aim of ensuring maximum utilization of our network at all hours of the day.

        Between 1997 and 2002, average call volume per customer increased and there was a shift in the pattern of call traffic toward peak hours. While significantly lower than the corresponding average for customers during the same period, average call volume per prepaid customer also increased. Despite the increased call volumes, the total average call volume per customer decreased in 2002. This is due to a shift in our growing customer base towards prepaid customers.

        We anticipate that our aggregate revenues will continue to increase as our customer base grows. However, while increased usage has thus far sustained average revenue per customer, we believe that this average is likely to decline over time as the number of low-usage customers on our network increases. An increase in the proportion of the number of low-usage customers could have the effect of diluting the average revenue per customer and therefore lowering average revenue per customer, while overall aggregate revenues could increase.

  Tariff Pricing

        Tariff pricing structures vary between market areas. Typically, we offer three or four main mobile telephony tariff structures for postpaid customers, with different air-time, monthly access and service activation charges that are designed to cater to different usage patterns of customers. Air-time tariffs for domestic calls vary depending on the time of day when a call is made and tariffs for international calls vary according to the destination of the call. We charge mobile customers separately for certain of the additional custom-calling services we offer, such as voice-mail, call waiting, call forwarding, short message service and data and facsimile transmission.

        Prepaid customers purchase an initial start-up package and then purchase cards for fixed amounts from which their call charges are deducted. Prepaid customers do not pay monthly fees, and this service normally does not include call waiting, call forwarding or data and facsimile transmission services.

        We believe that future price levels will be determined primarily by the level of competition in the GSM services market, changes affecting underlying costs, increased competition from other technologies and local telecom regulators' decisions on termination fees. See "—Factors Affecting Expenditures—Mobile Telephony Services—Cost of Services" and Item 3: "Key Information—Risk Factors."

    Fixed-line Telephony and Internet Services

        The main revenue sources for our fixed-line telephony and Internet services are call charges from international, national and fixed-to-mobile telephony and revenue from international traffic from overseas entities with which we have direct carrier agreements, known as "return traffic." We also generate revenues for terminating traffic from our telephony and dial-up Internet access customers, subscription fees from our dial-up Internet access customers and payments for the provision of leased lines and permanent Internet capacity to direct access customers.

        Average monthly revenue per customer varies significantly from market area to market area depending on factors such as price differentials, the percentage of international calls, the percentage of fixed-to-mobile calls and general competitiveness in the fixed telephony and Internet services market. Average monthly revenue per customer in the Nordic market area tends to be higher than in our continental European markets because of lower usage per customer, which is explained by the lower penetration of preselect. We introduced preselect in the Nordic market area a few years before it was introduced in the continental European countries in which we operate.

  Tariff Pricing

        The most significant factor that has affected, and is expected to continue to affect, our revenues in the Nordic market area is the level of our rates. The most significant factors affecting continental European revenues are the number of customers in our targeted markets, their usage levels and our tariffs.

        Our fixed-line call charges are based on a rate per second that varies depending upon destination and time of call. We also charge a connection fee for each call. The rates which the former monopolist charges its customers are likely to represent the upper limit on the rates we can charge for similar services. Hence, rate reductions by the former monopolist for services offered by us without corresponding reductions in the former monopolist's interconnection charges could have an adverse effect on our profitability. We believe that downward pressure on rates and interconnection charges are declining.

        Due to technological improvements, liberalization of the European telecommunications market and increased available transmission capacity from third parties, we expect costs per minute to decline. We expect that the decline of per-minute costs will outpace any decline in per-minute rates. If reductions in costs do not outpace reductions in revenues, we may experience a substantial decline of our margins on calls. Absent a significant increase in billable minutes of traffic carried or increased charges for additional services, this would have a material adverse effect on our business and financial results.

  Preselection

        Preselection is an option whereby a customer can have all calls are routed through an operator of the customer's choice, without having to dial a prefix for every call. The availability of preselection in a given country depends, among other things, on the speed of implementation of the service by the relevant national public telecommunications operator. Our experience in markets where preselection has been introduced is an increase in revenues per customer. Our intention is to introduce this service in each market served by the Tele2 brand as permitted by the relevant regulators.

  Fixed Credit Card Phone, Fax and Internet Telephony Services

        The main source of revenue for 3C Communications is from calls made on its credit card phone, fax and Internet telecommunications equipment and charges for transactions made through its Parkomat and Transac equipment. Equipment usage and pricing are the key factors that determine 3C's revenues. 3C continues to experience a decline in traffic on its equipment due to the increasing penetration of mobile telecommunications equipment. We expect this trend to continue and possibly accelerate. In light of intense competition from mobile telecommunications equipment, 3C intends to concentrate its equipment in locations where it experiences relatively high usage.

    Cable Television Services

        Our primary source of revenues from cable television services is monthly fees for subscription to our programming packages. The number of customers and pricing levels are significant factors that have affected, and are expected to continue to affect, our cable television revenues. Revenues are also affected by the churn rate of the customer base. We believe that cable customers are generally more sensitive to changes in disposable income than our fixed-line and mobile telephony customers.

Factors Affecting Expenditures

    Mobile Telephony Services

        The principal components of our mobile telecommunications operating expenditures are the cost of services, sales and distribution expenses and indirect production and administrative costs.

  Cost of Services

        Our cost of services for our mobile telephony business consists primarily of payments to other operators for delivering calls outside our network (interconnect costs), payments for the provision of fixed-line and microwave links between our and outside networks, and payments to telecommunications operators abroad for calls made by our mobile telephony customers in other systems. We also include certain costs of production and services personnel in cost of services. In addition, our costs in the Nordic market area include a portion of the payments to Banverket, the National Railway Administration and Svenska Kraftnät for the use of capacity on their trunk networks. Although we capitalized the initial payment to Banverket for the right to the base capacity, we expense annual payments for capacity in excess of such base capacity. See "Item 10: "Additional Information—Material Contracts" for a discussion of the Banverket arrangements.

        Our costs have risen more slowly than revenues. This is due primarily to the effect of economies of scale, decreases in the interconnect rates payable for mobile calls delivered to other networks and an increase in local mobile-to-mobile calls among mobile telephony customers within our network that do not incur interconnect expenses. The Swedish regulatory authorities have indicated that we and other Swedish mobile telecommunications operators may be required to reduce mobile interconnection rates significantly in the near future. The benefit to us of cost reductions associated with lower interconnection rates payable by us are likely to be offset in part, or possibly exceeded, by reductions in our revenues from incoming traffic. The decision of the Administrative Court in Stockholm in June 2003 that Tele2 Sweden is an operator with Significant Market Power ("SMP") on the national market for mobile telephony services, if upheld on appeal, may require us to reduce interconnect tariffs. We expect that the outcome of the last court decision in June 2003 will have only a minor retroactive effect on our revenues. In addition, Sweden's National Post and Telecommunications Agency ("NPTA") may appeal the Administrative Court's June 2003 decision that Tele2 Sweden is not an operator with SMP on the national market for interconnect. If the NPTA appeals this ruling and the decision is overturned on appeal, the permissible scope of our operations, including with respect to pricing, could be limited or otherwise affected. See Item 3: "Key Information—Risk Factors."

  Sales and Marketing Expenses

        Sales and marketing expenses include fixed commissions that are paid to dealers for the acquisition of customers, marketing contributions, variable dealer commissions, advertising and other marketing costs, as well as certain costs of sales and marketing personnel. Dealer commissions have fallen significantly from previous levels. Marketing contributions consist of contributions made to dealers to subsidize their marketing activities in connection with periodic sales campaigns. Marketing contributions vary according to the sales campaign but are not related to a dealer's actual customer intake during a campaign. Competition has kept our fixed dealer commissions at relatively high levels. Variable dealer commissions consist of air-time commissions, which depend on the call volume of the customers obtained by each dealer. In recent years, our prepaid customer base has grown more rapidly than our contract customer base, and average sales and marketing expenses per prepaid customer are generally lower than for contract customers.

        Expenditures for advertising and other marketing activities (e.g., dealer commissions) are charged on an ongoing basis. Marketing activities will have a negative effect on results of operations in the period the marketing activity is performed, but the result of the marketing activity will often have a positive effect (increased revenues) in subsequent periods. This accounting principle will result in fluctuations in our results depending on when and to what extent marketing activities are undertaken.

  Administrative Costs

        Administrative costs include salary and overhead expenditures relating to administrative functions and costs not attributable to other functions. Transcom World Wide, a company owned in part by Industri AB Kinnevik, performs customer service functions for us in exchange for a service fee that we believe is equivalent to compensation agreed at arm's length. Because our customer base has been growing significantly, customer services account for an increasing share of the general administrative costs attributable to our mobile telephony services business.

        Due to fraud prevention efforts, we have not incurred significant expenses associated with mobile telecommunications customer fraud to date. We also have not made any significant write-offs for bad debt in relation to our mobile telephony business.

  Depreciation and Amortization

        Depreciation and amortization costs primarily represent depreciation of telephony and office equipment. We include the portion of depreciation and amortization allocatable to assets employed in operating activities as part of cost of services. Other depreciation and amortization expenses are included in selling and administrative expenses. We allocate substantially all of our depreciation and amortization expenses to assets employed in operating activities.

        Goodwill related to the acquisitions of Tango, Tele2 Eesti, Tele2 Latvia, Levicom BroadBand and Tele2 Russia will be amortized over a 20-year period and recorded as cost of services sold.

    Fixed-line Telephony and Internet Services

  Cost of Services and Revenues

        Our cost of services for fixed-line telephony and Internet services includes the cost of interconnecting to the relevant state-owned or former state-owned public telecommunications operator's networks or to the networks of other local operators, including mobile operators, and the cost of transmission and leased lines. We also include certain costs of production and services personnel in cost of services. We expect that rates charged by state-owned or former state-owned public telecommunications operators will continue to fall, but that these expenses will increase overall, as our fixed-line customer base and total call volumes increase. The level of interconnect costs is an important factor in determining whether it is cost-effective for us to offer certain services. By transmitting calls along our own owned or leased network as far as possible before interconnecting with the network of any other operator for transmission of a call, we are able to control, to a certain extent, the level of our fixed-line interconnect costs. See Item 4: "Information on the Company—Fixed-line Telephony and Internet—Infrastructure."

        Fixed-line production expenses also include costs related to operating our international and national fixed-line network, such as payments for transmission capacity, payments for leased lines and payments for international call transmission capacity. We believe that the proportion of these costs relative to revenues, along with operating expenses relating to our fixed-line networks, will decline as further growth yields economies of scale.

        We carry international calls between our countries of operation on direct leased lines across borders. These direct leased lines across borders offer significant cost advantages, as we do not have to use other carriers, usually the state-owned or former state-owned public telecommunications operators that have links across borders. Instead, we can carry the call on our leased lines directly to the relevant point of interconnection in the country in which the call is terminated. The interconnect costs payable by us to the relevant national public telecommunications operator are local call rather than international call termination costs.

        As our customer base grows, we expect to be able to use leased lines with increasingly higher bandwidth. We expect that this, together with other technological enhancements, will decrease our network unit costs over time. 3C also incurs expenses relating to its credit card phone, fax and Internet telephony equipment, as well as commissions payable for use of the location of the equipment.

  Selling and Administrative Expenses

        Selling and administrative expenses include marketing costs, amounts paid to Transcom World Wide for call center services and general expenses related to administrative functions, as well as costs that cannot be allocated to other functions. We anticipate that these costs will increase in conjunction with the growth of our operations and work force expansion. In particular, we expect our continental European marketing expenses to increase significantly as we expand our fixed-line telephony services and increase call center service purchases from Transcom World Wide. However, we expect the impact of such increased outsourcing costs on revenue growth to be mitigated by corresponding savings in respect of cost of personnel. Accordingly, our results of operations will vary, depending on the timing and speed of our expansion strategy. We believe that, during a period of rapid expansion, sales and marketing expenses will be relatively higher than during more stable periods of growth.

  Depreciation and Amortization

        Depreciation and amortization costs represent primarily depreciation of telephony and office equipment. We include the portion of depreciation and amortization allocatable to assets employed in operating activities as part of its cost of services. Other depreciation and amortization expenses are included in selling expense and administrative expenses. Substantially all of our depreciation and amortization expense is allocated to assets employed in operating activities.

        Goodwill related to acquisitions of SEC, Datamatrix and Levicom BroadBand will be amortized over a 20-year period and recorded as cost of services sold.

    Cable Television Services

        The principal operating costs for our cable television services include the costs of programming, system maintenance and customer service expenses. Our programming costs have decreased in recent years due to the decline in customer numbers that resulted from the transfer of small master antenna-based, or SMATV, Finvision customers, a related company, as well as the outsourcing to ViaSat, a related company, of program distribution to individual cable or fiber-optic based television, or CATV, customers. Both system maintenance and customer service costs have been relatively stable in recent years. We expect system maintenance and customer service costs in the future to change proportionally with the number of customers. The cable television industry in Sweden has not shown significant growth for several years, with approximately 70% of households connected. If demand for cable service increases, costs would likely rise proportionally. Future growth of Internet service on the 950 MHz band could increase expenditures on cable infrastructure, customer service and technical support.

Critical Accounting Policies under Swedish GAAP

        Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in Sweden. Our reported financial condition and results of operations are sensitive to accounting methods, assumptions and estimates that underlie preparation of the financial statements. We base our estimates on historical experience and on various other assumptions, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources.

        The selection of critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors to be considered when reviewing our financial statements. We believe the following critical accounting policies involve the most significant judgments and estimates used in the preparation of our consolidated financial statements.

  Depreciation and Amortization of the Acquisition Value of Fixed Assets

        Depreciation and amortization is based on the acquisition value of each fixed asset and its estimated utilization period. Estimated utilization periods for machinery and other technical assets are valued to be between 2 to 25 years. All depreciation and amortization is applied on a straight-line basis over the utilization period. See Note 2 of the Notes to the Consolidated Financial Statements.

        The amortization periods for goodwill are set on the basis on the estimated long-term and strategic significance of each acquisition on the acquisition date made by management. In the case of corporate acquisitions in new markets, an amortization period of 20 years is applied. This means that all significant goodwill from strategic acquisitions made in recent years (e.g., in respect of the Baltic States, continental Europe and Russia) will be amortized over a period of 20 years. Management regularly reassesses the useful life. If technology changes more rapidly than anticipated or competitive, regulatory or market conditions develop in a manner different than expected, our estimates of useful lives may be impacted in future periods. If such changes in estimate are necessary, they may affect our results of operations in future periods.

  Impairment of Intangible Assets and Property, Plant and Equipment and Related Goodwill

        To assess impairment of intangible assets and property, plant and equipment and related goodwill under Swedish GAAP, we apply recommendation RR17 "Impairment" of the Swedish Financial Accounting Standards Council. If management has concluded that impairment indicators exist, we test for impairment by comparing the sum of the future discounted cash flows derived from an asset or a group of assets to their carrying value. If the carrying value of the asset or the group of assets exceeds the sum of the future discounted cash flows, impairment is considered to exist and estimated as such. The identification of impairment indicators, the estimation of future cash flow and the determination of fair values for assets or groups of assets requires management to make significant judgments concerning the identification and validation of impairment indicators, expected cash flows and applicable discount rates. If actual results differ from these estimates, or if we adjust these estimates in future periods, operating results could be significantly affected. See Note 11 and Note 12 of the Notes to the Consolidated Financial Statements.

  Deferred Taxes

        Deferred taxes are recorded for temporary differences, including net operating loss carry-forwards. In addition, we carry out a valuation to reduce our deferred tax assets to an amount the realization of which is probable. Deferred income tax receivables are reported only for that portion that, in our estimate, can be used in the near future. A prudent valuation has been made of deferred tax receivables and management reassesses the valuation on a regular basis. The valuation of deferred tax assets is dependent upon expectations about future operating results and market conditions and, as such, is inherently subjective. The actual utilization of deferred tax assets may differ from current expectations and affect future earnings. See Note 10 of the Notes to the Consolidated Financial Statements.

  Allowance for Doubtful Accounts

        Receivables are valued continually and reported in the amount expected to be paid. Allowances for doubtful accounts are made based on assumptions and historical experience. Actual recoveries of doubtful accounts may differ from the amounts recorded in the financial statements. See Note 18 of the Notes to the Consolidated Financial Statements.

U.S. GAAP

    Reconciliation with Swedish GAAP

        Our financial statements are prepared in accordance with Swedish GAAP, which differ in certain respects from U.S. GAAP. Adjustments that must be made for the purpose of reporting our profit (loss) for 2002 and shareholders' equity as of December 31, 2002 in accordance with U.S. GAAP amounted to SEK 1,469 million and SEK 7,850 million, respectively, of which SEK 6,500 million relates to calculating the share price and the value of net assets when we acquired SEC in 2000 and SEK 1,512 million relates to the reversal of amortization of goodwill.

        The adjustments relate to: (i) transactions between companies under common control; (ii) amortization of goodwill; (iii) lease agreements; (iv) tangible fixed assets; (v) stock options; (vi) software development cost; (vii) accounting for step acquisitions; (viii) accounting for acquisitions; (ix) deferred tax liability; (x) Alecta refund; (xi) changes in accounting principles; and (xii) hedge accounting. A detailed description of the differences and a quantification of their effects can be found in Note 37 of the Notes to the Consolidated Financial Statements.

    Critical Accounting Policies under U.S. GAAP

        In order to prepare the reconciliation of our consolidated financial statements to U.S. GAAP, the following critical accounting policies require significant judgments and estimates different from those used for Swedish GAAP.

  Impairment of Intangible Assets and Property, Plant and Equipment and Related Goodwill

        To assess impairment of intangible assets and property, plant and equipment under U.S. GAAP, we apply SFAS 144, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." U.S. GAAP differs from Swedish GAAP in that it mandates the use of undiscounted cash flow to determine whether impairment exists. Both U.S. GAAP and Swedish GAAP use discounted cash flow techniques for the measurement of impairment, if any.

        For US GAAP reconciliation purposes, FAS 142 is applied for goodwill and other intangible assets. Under this rule, acquisition goodwill and intangible assets deemed to have indefinite life are not amortized, but are subject to annual impairment tests in accordance with FAS 142. The impairment test for goodwill is based on expected future cash flows of the reporting unit to which the goodwill has been allocated. Expected future cash flows are based on management's best estimates but are inherently uncertain. Different expectations could lead to different goodwill valuations.

Effect of New Accounting Pronouncements

    U.S. GAAP

        In June 2001, the Financial Accounting Standards Board (FASB) issued a Statement of Financial Accounting Standards No. 143 (SFAS 143), entitled "Accounting for Asset Retirement Obligations." SFAS 143 states when and how accounting for liabilities and expenses attributable to the retirement of fixed assets should occur. We intend to apply SFAS 143 as of January 1, 2003. The application of this statement is not expected to have any significant effect on our earnings and financial position.

        In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity." SFAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized and measured initially at fair value only when the liability is incurred. The provisions of SFAS 146 are effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. We do not expect the adoption of SFAS 146 to have a material impact on our results of operations, financial position and cash flows.

        In December 2002, the FASB issued SFAS 148, "Accounting for Stock-Based Compensation—Transition and Disclosure Amendment" of FASB Statement No. 123. SFAS 148 amends SFAS 123, "Accounting for Stock-Based Compensation" to provide alternative methods of transition for an entity that voluntarily changes to the fair value methods of accounting for stock-based employee compensation. Tele2 AB accounts for stock based compensation according to APB 25 and has not adopted the new rules for voluntary transition to the fair value based method of accounting for stock-based employee compensation.

        In January 2003, the Emerging Issues Task Force issued EITF 00-21, "Accounting for Revenue Arrangements with Multiple Deliverables." EITF 00-21 addresses the issues of (1) how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting; and (2) how arrangement consideration should be measured and allocated to the separate units of accounting in the arrangement. EITF is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. We are is in the process of assessing the impact of adopting EITF 00-21.

        In November 2002, FASB issued FASB Interpretation No. 45 (FIN 45), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." Fin 45 elaborates on the existing disclosure requirements for most guarantees, including loan guarantees, such as standby letters of credit. It also clarifies that at the time a company issues a guarantee, the company must recognize an initial liability for the fair value, or market value, of the obligation it assumes under the guarantee and must disclose that information in its interim and annual financial statements. FIN 45 will be effective to the Company on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements of this Interpretation are effective for financial statements of periods ending after December 15, 2002. Tele2 AB has not determined the impact, if any, that this statement will have on its consolidated financial position or results of operations.

        In January 2003, the FASB issued FIN 46 "Consolidation of Variable Interest Entities, and Interpretation of ARB 51." FIN 46 addresses the consolidation of entities for which control is achieved through means other than through voting rights ("variable interest entities" or "VIE") by clarifying the application of ARB 51 to certain entities in which equity investors do not have the characteristics of a controlling financial interest, or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from others. FIN 46 provides guidance on how to determine when and which business enterprise should consolidate the VIE. In addition, FIN 46 requires that both the primary beneficiary and all other enterprises with a significant variable interest in a VIE make additional disclosures. FIN 46 is required to be immediately applied by all entities with a variable interest in a VIE created after January 31, 2003. A public entity with a variable interest in a VIE created before February 1, 2003 is required to apply FIN 46 to that entity no later than the beginning of the first interim or annual period beginning after June 15, 2003. We are in the process of assessing the impact of adopting FIN 46.

    Swedish GAAP

        Effective January 1, 2004, we expect to begin to apply RR29 Employee Benefits, a recommendation of the Swedish Financial Accounting Standards Council, which means that defined-benefit pension plans for all our group's subsidiaries are to be reported on the basis of uniform principles. To date, we had reported such plans in line with local rules and stipulations in each country. Since we have largely had defined-contribution plans, see Note 35 of the Notes to the Consolidated Financial Statements, we do not expect the introduction of RR29 to have any material impact on our earnings or financial position.

Consolidated Results of Operations

    Acquisitions and Divestitures

        During the three years ended December 31, 2002, we acquired shares in a number of companies and, as a consequence, the financial results of many of these companies were consolidated in our financial statements for the first time during that three-year period. The principal consolidated subsidiaries acquired by us during the three years ended December 31, 2002, and the dates on which these entities became consolidated subsidiaries, are set out below.

  •
  Estonia and Lithuania (market area Eastern Europe & Russia). In 1999 we acquired 19% of the capital of OU Levicom BroadBand. On December 31, 2001, we acquired the remaining 81% of OU Levicom BroadBand. See Item 4: "Information on the Company—Recent Acquisitions and Divestitures—Acquisition of OU Levicom BroadBand (the Baltic States)." The subsidiaries of the Levicom BroadBand Group became consolidated subsidiaries on December 31, 2001.

  •
  Russia (market area Eastern Europe & Russia). In December 2001, we acquired Tele2 Russia Telecom BV Group (formely Fora Telecom BV) in Russia. The subsidiaries of the Tele2 Russia Group became consolidated subsidiaries on December 1, 2001. See Item 4: "Information on the Company—Recent Acquisitions and Divestitures—Acquisition of Tele2 Russia Telecom BV (Russia)."

  •
  Transcom World Wide (market area Luxembourg). In January 2001, we sold our 37.5% shareholding in Transcom Worldwide S.A., an associated company of SEC and a provider of call center services, to Kinnevik, a related company. The purchase price was based on the share price 60 trading days after Transcom was listed on the Stockholmsbörsen (Stockholm Exchange). See Item 4: "Information on the Company—Recent Acquisitions and Divestitures—Divestiture of Transcom Worldwide, S.A."

  •
  Latvia (market area Eastern Europe & Russia). In October 2000, we acquired SIA Tele2 in Latvia. Tele2 Latvia became a consolidated subsidiary on November 1, 2000. See Item 4: "Information on the Company—Recent Acquisitions and Divestitures—Acquisition of SIA Tele2 (Latvia)."

  •
  Continental Europe (market area Central Europe, Southern Europe, Luxembourg and Branded products & services). In November 1999, we swapped our 24.8% holding in Netcom ASA, a Norwegian mobile operator, for 92,533,625 class A and 9,318,316 class B newly issued SEC shares, giving us a 17.8% shareholding in SEC. In August 2000, we launched an exchange offer for the remaining SEC shares then outstanding. We offered SEC's shareholders a choice of one class A share or one class B share for every 11.5 SEC class A shares. We also offered one class B share for any combination of SEC class A and class B shares. In October 2000 we completed the exchange offer, issuing 11,911,315 new class A shares and 28,837,165 class B shares to the tendering SEC shareholders. As a result of the exchange offer, we increased our ownership interest to 99.7% of SEC's share capital. SEC became a consolidated subsidiary on October 1, 2000. See Item 4: "Information on the Company—Acquisitions and Divestitures—Acquisition of SEC (Continental Europe)."

  •
  4T Solutions (market area Eastern Europe & Russia). In the second quarter of 2000, we sold 4T Solutions, a provider of invoicing systems for telecommunications service providers, to X-Source Corporation, a related company, in exchange for 11.88% of the share capital of X-Source. See Item 4: "Information on the Company—Recent Acquisitions and Divestitures—Divestiture of 4T Solutions (Sweden)."

        No material acquisitions or disposals have affected the income statement during 2002.

        The acquisition of OÜ Levicom Broadband ("Levicom operations") in the Baltic States and Tele2 Russia Telecom BV ("Russian operations") (both in market area Eastern Europe & Russia) during 2001 did not have any significant effect on the income statement in 2001 since the Levicom operations were not included in the income statement that year and the Russian operations only affected the income statement for the one month during which they were consolidated. The contribution of the Russian operations during 2002 amounted to SEK 366 million, which amounted to 1.2% of our aggregated revenues or 15.8% of the total revenues for the Eastern Europe & Russia market area. The Levicom operations represent 0.4% of our aggregated revenues for 2002.

        The income statement in 2001 was not significantly affected by the acquisitions of Tele2 Latvia in 2000. The contribution of Tele2 Latvia in 2000 amounted to SEK 70 million compared with SEK 618 million in 2001, or 0.6% and 2.5% respectively of our aggregate revenues. Total revenues for Tele2 Latvia in 2001 represented 53.8% of total revenues for the Eastern Europe & Russia market area.

        Due to the acquisition of SEC in 2000, our results reported for 2001 reflected a full-year consolidation of SEC, whereas our results reported for 2000 consolidated SEC only as from October 2000. The acquisition of SEC (continental Europe) resulted in a change in market area reporting for our group in which SEC entities are organized in four market areas, Central Europe, Southern Europe, Luxembourg and Branded products & services. Our operations prior to the acquisition of SEC were principally organized in two markets areas: Nordic and Eastern Europe & Russia.

    Results of Operations

        During 2002, we grew faster than our competitors, with an organic growth rate of 25%, and managed to generate record cash flow provided by operating activities to date, amounting to SEK 4.4 billion. We also increased pre-tax profit by more than SEK 2.7 billion to SEK 796 million. We expect to continue to prioritize maintaining a balance between customer growth, profitability and cash flow in 2003. We are continuing to focus on cutting costs in an effort to win new customers, reduce customer turnover (or churn) and control operating expenses.

    Results of Operations for 2002 as Compared with 2001

  Operating Revenues

        Tele2 had total operating revenue of SEK 31,282 million in 2002, compared with SEK 25,085 million in 2001.

        Our total operating revenues are generated from our six market areas. The Nordic market area represented 43% of total revenues for our group in 2002. Continental Europe is growing rapidly and Southern Europe and Central Europe represented 26% and 18%, respectively, of total revenues in 2002. The contribution of each of our market areas to our total revenues in 2002 was as follows: Nordic with SEK 13,566 million (2001: SEK 11,898 million), Eastern Europe & Russia with SEK 2,320 million (2001: SEK 1,148 million), Central Europe with SEK 5,689 million (2001: SEK 4,844 million), Southern Europe with SEK 8,105 million (2001: SEK 5,124 million), Luxembourg with SEK 754 million (2001: SEK 663 million) and Branded products & services with SEK 848 million (2001: SEK 1,408 million).

        Our total operating revenues are generated from four business areas, of which Fixed telephony & Internet represented 68% of revenues for our group and Mobile telephony represented 30% in 2002. Both CableTV and Dataprocessing represent 1% each of total revenue. Mobile telephony grew by 29% and Fixed telephony & Internet grew by 20% in 2002. See Note 1 of the Notes to the Consolidated Financial Statements.

        In 2002, revenues increased to SEK 8,105 million in our Southern Europe market area compared with SEK 5,124 million in 2001, a 58% rise, and Central Europe had an increase of SEK 845 million, or 17%. The total number of customers had at the same period increased by 20% for Southern Europe and 12% for Central Europe. These increases are due in part to local pre-selection being steadily introduced throughout Europe in 2002, when it was widely available in, for example, Sweden, Denmark, France, Spain and Italy. Local pre-selection made a major contribution to growth in Southern Europe during the year, with revenue increasing by 58%. With local pre-selection already available in the Netherlands since August 2002 and with its expected introduction in Germany during 2003, we expect Central Europe to experience the same benefits during 2003.

        Eastern Europe & Russia experienced growth of 102%, or SEK 1,172 million in 2002. Our Russian operations and Levicom operations were acquired in December 2001 and consolidated with full-year effect for the first time in 2002. The growth for Eastern Europe & Russia (less operating revenue from purchased operations during 2001) represented SEK 721 million in 2002, a 65% increase from 2001. The total number of customers in the Eastern Europe & Russian market area increased by 58% during 2002.

        Nordic and Luxembourg each had growth of 14%, or SEK 1,668 million and SEK 91 million respectively. A decrease of operating revenues for Branded products & services was mainly due to Optimal Telecom being moved to market area Nordic with effect from January 1, 2002. For the Nordic market area, mobile telephone revenues increased by 18% from 2001 to 2002, and the number of customers increased during the same period by 22%. Revenues from fixed telephony and Internet increased by 13% in 2002, compared with a change of -4% in the number of customers in 2001, adjusted to account for the group-wide definition of customers adopted as of January 1, 2002. Tele2 Sweden is the largest operation in the Nordic market area. Tele2 Sweden has more than 3 million mobile telephony customers, reflecting growth during 2002 when Tele2 Sweden expanded faster than its two primary competitors, attaining a market share of more than 50% of the total number of new customers for the year.

        A general pattern for all market areas is that average monthly minutes per customer (MoU) increased during 2002 at the same time as revenue per minutes has decreased compared to 2001. The monthly average revenue per customer (ARPU) has, however, increased in 2002 compared to 2001.

  Operating Costs

        Total operating costs increased by 12% from SEK 26,555 million in 2001 to SEK 29,740 million in 2002. Operating costs consisted, in both 2002 and 2001, of 67% of costs of service sold, 25% of selling costs and 8% of administrative expenses.

        Cost of services sold increased by SEK 2,175 million, or 12%, from SEK 17,715 million in 2001 to SEK 19,890 million in 2002, due in large part to volume growth in most market areas. For 2002, selling expenses amounted to SEK 7,279 million, an increase of SEK 627 million, or 9%, from SEK 6,652 million for 2001, due to higher marketing and sales costs in countries and market areas with higher growth. Administrative expenses increased by SEK 383 million, or 17%, from SEK 2,188 million in 2001 to SEK 2,571 million in 2002.

        The increased costs of service sold ("CoS") were driven mainly by the market areas where we experienced strong revenue growth, Southern Europe, Nordic, Eastern Europe & Russia and Central Europe.

        Southern Europe, contributing 48% of the revenue growth, accounted for 60% of the increased CoS. Nordic, contributing 27% of the revenue growth, accounted for 21% of the increased CoS. Eastern Europe & Russia, contributing 19% of the revenue growth, accounted for 26% of the increased CoS. Central Europe, contributing 14% of the revenue growth, accounted for 1% of the increased CoS. Branded products & services had a decrease in revenues as a result of Optimal Telecom's move to the Nordic market area.

        In all of the above Market Areas, CoS is influenced by two factors: continually decreasing interconnect and network capacity costs, offset by the steadily increasing volume growth. Selling cost per gross new customer increased in 2002 compared to 2001. We expect this cost to continue to increase as markets mature, and customers become more and more reluctant to change telecom operator.

        Administrative expenses increased by a lower percentage than the increase in revenue. We believe this to be the result of administrative economies of scale, and expect a further decrease of administrative costs in relation to revenue as we continue to grow.

  Other Operating Revenue and Other Operating Expenses

        Other operating revenue decreased during 2002 by SEK 139 million to SEK 50 million, primarily due to lower revenue from rental of capacity and antenna installations in Sweden of SEK 64 million, lower exchange rate gains in business operations of SEK 9 million, higher capital gain of SEK 7 million relating to sale of fixed assets and lower other revenues from secondary operations of SEK 73 million. See Note 3 of the Notes to the Consolidated Financial Statements.

        Other operating expenses decreased by SEK 13 million to SEK -62 million in 2002. This development was mainly attributable to higher exchange losses from operations of SEK 15 million and a lower capital loss of SEK -28 million relating to disposal of fixed assets. See Note 4 of the Notes to the Consolidated Financial Statements.

  Operating Profit/Loss ("EBIT")

        Operating profit/loss ("EBIT") was SEK 1,530 million (2001: SEK -1,356 million), an increase of SEK 2,886 million, with an EBIT margin of 5% (2001: of -5%). The additional decrease compared with the change in EBITDA is an increase of depreciation and amortization of from SEK -3,054 in 2001 to SEK -3,597 million in 2002. The increase in depreciation and amortization is mainly attributable to Tele2 Norway's return of its UMTS license, whereby the net book value of capitalized costs was eliminated in its entirety and was charged against depreciation for the year in an amount of

SEK -400 million. In addition, depreciation from the Russian operations and the Levicom operations, both acquired at the end of 2001, were fully consolidated first time in 2002. See Note 2 of the Notes to the Consolidated Financial Statements.

        The EBIT margin in the Nordic market area increased from 24% to 26% in 2002, of which mobile telephony accounted for 49% (2001: 48%) and fixed telephony and Internet accounted for 13% (2001: 10%). Eastern Europe contributed an EBIT margin of 7% in 2002 (2001: -1%). Southern Europe and Central Europe improved EBIT margin significantly to -3% and -4% respectively in 2002, compared with -28% and -15% respectively for 2001. In addition, Luxembourg showed strong improvements to 5% compared with -17% in 2001. Explanations to changes of EBIT are the same as stated under the section "Adjusted EBITDA" immediately below.

  Adjusted EBITDA

        Adjusted EBITDA (operating profit/loss before depreciation and amortization) was SEK 5,127 million (2001: SEK 1,698 million), an increase of SEK 3,429 million, with an adjusted EBITDA margin of 16% (2001: of 7%).

        The adjusted EBITDA margin in the Nordic market area increased from 32% to 35%, of which mobile telephony accounted for 55% (2001: 54%) and fixed telephony and Internet accounted for 22% (2001: 21%). The adjusted EBITDA margin for fixed telephony operations in Sweden remains within our profitability target. Eastern Europe & Russia contributed an adjusted EBITDA margin of 23% (2001: 24%), with a strong customer intake, notably in the Baltic States. Southern Europe and Central Europe improved adjusted EBITDA margin significantly to -1% for both areas in 2002, compared with -26% and -13% respectively in 2001. In addition, Luxembourg showed strong improvement, increasing adjusted EBITDA margin to 17% in 2002, compared with 1% in 2001. The strong improvements of adjusted EBITDA margins for continental Europe demonstrated that our subsidiaries, according to plan, in country after country report positive adjusted EBITDA about three years after start-up. This was mainly a result of effective cost control, rolling out our concept across Europe, and from the benefits that flowed from our experience with previously deregulated markets. See Note 2 of the Notes to the Consolidated Financial Statements.

        Fixed telephony operations in continental Europe continued to show sharp growth, and as of December 31, 2002, had 8.5 million customers. Combined, Southern and Central Europe reached breakeven at the adjusted EBITDA level during 2002. Growth of 58% in Southern Europe was driven through the introduction of local pre-selection. This is encouraging since local pre-selection is about to be introduced in Germany during 2003, which we expect to boost revenue in Central Europe without raising costs.

  Results from Associated Companies

        Loss on shares in associated companies in 2002 decreased from SEK -58 million in 2001 to SEK -41 million in 2002, mainly attributable to lower losses of Everyday Webguide AB. See Note 5 of the Notes to the Consolidated Financial Statements.

        The sale in 2002 of Moscow Cellular Communications and the sale in 2001 of Transcom Worldwide S.A. resulted in a capital gain of SEK 5 million and SEK 91 million respectively. See Note 6 of the Notes to the Consolidated Financial Statements.

  Net interest Expenses And Other Financial

        Net interest expenses and other financial items totaled SEK -698 million in 2002 (2001: SEK -621 million), an increase of 12% including write-down costs, or a decrease of 1% before write-down.

        Profit on other securities and receivables classified as fixed assets declined from SEK 4 million in 2001 to SEK -84 million in 2002. During 2002 a write-down of SEK -86 million affected the result attributable to shares in Xsource Corporation. See Note 7 of the Notes to the Consolidated Financial Statements.

        Other interest revenues and similar income increased from SEK 65 million in 2001 to SEK 165 million in 2002, mainly attributable to penalty interest revenue and higher bank balance interest revenue compared to last year. See Note 8 of the Notes to the Consolidated Financial Statements.

        Interest expense and similar costs totaled SEK -779 million for 2002, an increase of 13% from the SEK -690 million recorded for 2001. Interest on loans increased by SEK -122 million, or 22%. The average interest rate applied to debt outstanding increased to 6.4% compared to 6.3% the same period last year. Exchange rate gain on financial liabilities increased with SEK 55 million and other financial expenses increased with SEK 43 million related to our five year senior loan facility agreement settled during 2001 with full year affect first time in 2002. See Note 9 of the Notes to the Consolidated Financial Statements.

  Profit/Loss After Financial Items ("EBT")

        Profit/loss after financial items ("EBT") amounted to SEK 796 million (2001: SEK -1,944 million), with the difference from the prior year being attributable to the improved profitability throughout the Group.

  Tax on Profit/Loss for the Year

        Tax on net profit for the year amounted to SEK -574 million, which was positively affected by SEK 576 million in respect of a revaluation of loss carry-forwards in a number of European companies. In 2001, tax on net profit was SEK 2,335 million, which reflected the tax effects in Swedish operations, and a tax effect of SEK 3,082 million in connection with the restructuring of SEC.

        A deferred tax receivable in the case of loss carry-forwards is reported only to the extent that it is estimated that it can be utilized in the near future. Due to the improved results in Nordic, Eastern Europe and continental Europe, deferred tax receivables have been recognized in the profit and loss statement in 2002. Total losses carried forward for the Group at December 31, 2002 amounted to SEK 19,173 million, of which SEK 7,881 million had been utilized for deferred tax accounting and the remaining part, SEK 11,292 million, is valued to zero. Deferred tax receivables will currently be recognized in future profit and loss statement when the criteria for doing so is met for the Group's subsidiaries throughout Europe. See Note 10 of the Notes to the Consolidated Financial Statements.

        For the years ended December 31, 2002 and 2001, certain one-time items impacted the effective tax rates which amounted to 72.1% in 2002 and 120.1% in 2001. The effective tax rates were impacted by a SEK 576 million revaluation of a loss carry-forward in a number of European companies in 2002, and SEK 3,082 million restructuring of SEC in 2001. As a result, these rates should not be considered indicative of effective rates expected in future years.

  Profit/Loss for the Year

        Profit after tax in 2002 was SEK 223 million (2001: SEK 392 million). Earnings per share in 2002 were SEK 1.51 (2001: SEK 2.70) on a fully diluted basis.

    Results of Operations for 2001 as Compared with 2000

        SEC, with operations in continental Europe, became a consolidated subsidiary on October 1, 2000. To facilitate a comparison between 2001 and 2000 results, certain income statement items in the following narrative compare 2001 actuals with pro forma 2000 figures adjusted as if SEC was acquired at January 1, 2000 instead of in October. All numbers set forth below are actuals, unless specifically identified as pro forma. Pro forma accounts are unaudited.

  Operating Revenues

        Our aggregate operating revenues in 2001 amounted to SEK 25,085 million (2000: SEK 12,440 million), reflecting a year-on-year increase of 102%, or a rise of 54% against 2000 pro forma operating revenue of SEK 16,243 million. Companies acquired in 2001 had no material impact on operating revenue or profits in 2001. The increase was attributable primarily to the effect of the acquisition in 2000 of SEC, coupled with organic growth of our mobile telephony, fixed telephony and Internet operations in Sweden, Norway, Denmark and the Baltic States, all of which have materially contributed to revenue growth in 2001. We had a total of 15.0 million customers as of December 31, 2001, an increase of 29%, and a customer net intake of 3.4 million for the year 2001. See Note 1 of the Notes to the Consolidated Financial Statements.

        Our revenues were generated from six market areas in 2001, of which Nordic represented 46% of revenues for the total Group. Southern Europe and Central Europe represented 21% and 20%, respectively, of total revenues.

        Nordic contributed SEK 12,366 million (2000: SEK 10,481 million) and Eastern Europe & Russia contributed SEK 1,181 million (2000: SEK 261 million) in 2001. Nordic had an increase in revenues compared with 2001 of SEK 1,885 million, or 18%, and net intake of customers for the same period was 15%. Eastern Europe & Russia had an increase of SEK 920 million, or 352%, and net intake of customers for 2001 of 258%, partly due to the acquisition of Tele2 Latvia in October 2000 with full year effect in 2001. The growth for Eastern Europe & Russia in 2001 less purchased operations during 2000 and 2001 represented 101%. Our total number of customers at December 31, 2001, less customers in acquired companies during 2000 and 2001, increased by 164% in 2001.

        Central Europe contributed with SEK 5,364 million (2000: SEK 1,018 million), Southern Europe with SEK 5,591 million (2000: SEK 882 million), Luxembourg with SEK 786 million (2000: SEK 161 million), Branded products & services with SEK 1,576 million (2000: SEK 496 million). Operating revenues were also affected by an adjustment for internal sale within the Group of SEK -1,779 million (2000: SEK -859 million). The increases in Central Europe, Southern Europe, Luxembourg and Branded products & services were mainly a result of SEC operations being acquired at October 1, 2000, affecting the figures for 2000 for one quarter compared with a full year effect in 2001. Our operations within these market areas in 2001 also showed strong growth compared to 2000.

        Our revenues were generated from four business areas of which Fixed telephony & Internet represented 69% of revenues for the total Group and Mobile telephony represented 28%. Both CableTV and Dataprocessing represented 1% and 2% respectively of total revenue. Mobile telephony experienced growth during 2001 of 50%, and Fixed telephony & Internet experienced growth of 141%, attributable to the acquisition of SEC and from growth in the Nordic and Baltic markets. See Note 1 of the Notes to the Consolidated Financial Statements.

        For the Nordic market area, the mobile telephone revenues increased by 26%, and net intake of customers was 24% during the same period. Revenues from fixed telephony & Internet increased by 11%, compared with a net intake of customers with 9%. Tele2 Sweden was our largest operation in the Nordic market area. Tele2 Sweden had 2.5 million mobile telephony customers as of December 31, 2001, reflecting growth during 2001.

        A general pattern for all market areas in 2001 was that average monthly minutes per customer (MoU) increased during the year at the same time as revenue per minutes has decreased compared to 2000. The monthly average revenue per customer (ARPU), has however, increased from 2000 to 2001.

  Operating Costs

        Total operating costs increased by 115% from SEK 12,374 million in 2000 to SEK 26,555 million in 2001. Operating costs consisted in 2001 of 67% (2000: 65%) of costs of service sold, 25% (2000: 28%) of selling costs and 8% (2000: 7%) of administrative expenses.

        Our operating costs increased in 2001 mainly due to the full-year consolidation of SEC in 2001. Cost of services sold increased 119% from SEK 8,078 million in 2000 to SEK 17,715 million in 2001, also reflecting volume growth in all market areas. For 2001, selling expenses amounted to SEK 6,652 million, an increase of 90% from SEK 3,499 million for 2000, also due to higher marketing and sales costs in countries and market areas with higher growth. Administrative expenses increased by 174% from SEK 797 million in 2000 to SEK 2,188 million in 2001.

  Options Issued to Management

        No expense or income was recorded in 2001 that related to the management incentive program for key personnel. In 2000, we recorded a positive effect on the income statement of SEK 229 million for the twelve months ended December 31, 2000, due to a decision to issue or purchase on the market shares equal in value to those outstanding under the terms of the program, rather than to pay a cash settlement.

  Other Operating Revenue and Other Operating Expenses

        Other operating revenue decreased during 2001 by SEK 23 million to SEK 189 million, attributable primarily to a decline in rentals of capacity and antenna installations in Sweden of SEK 41 million and a decline in mobile telephony equipment sales of SEK 12 million, offset in part by an exchange gain in business operations of SEK 33 million. See Note 3 of the Notes to the Consolidated Financial Statements.

        Other operating expenses decreased by SEK 12 million to SEK 75 million in 2001. This development was primarily attributable to lower exchange losses from operations of SEK 37 million and a capital loss of SEK 17 million relating to the divestiture of 4T Solution that took effect in 2000, offset in part by an increase of costs of sale/scrapping of other fixed assets by SEK 41 million. See Note 4 of the Notes to the Consolidated Financial Statements.

  Operating Profit/Loss ("EBIT")

        Operating profit/loss ("EBIT") was SEK -1,356 million in 2001 (2000: SEK 420 million), a decrease of SEK 1,776 million, with an EBIT margin of -5% (2000: 3%). The additional decrease compared with the change in adjusted EBITDA is an increase of depreciation and amortization of SEK -1,654 million from SEK -1,400 in 2000 to SEK -3,054 million in 2001, mainly due to a result of the amortization of goodwill from the acquisition of SEC in October 2000. See Note 2 of the Notes to the Consolidated Financial Statements.

        The EBIT margin in the Nordic market area increased from 20% to 23% in 2001. Eastern Europe contributed an EBIT margin of -1% (2000: -34%) in 2001. Southern Europe and Central Europe contributed an EBIT margin of -26% and -13% respectively in 2001, compared with -38% and -50% respectively for 2000. Luxembourg contributed an EBIT margin of -14% in 2001 compared with -68% in 2000. Explanations to changes of EBIT are the same as stated under the section "Adjusted EBITDA" immediately below.

  Adjusted EBITDA

        Adjusted EBITDA (operating profit/loss before depreciation and amortization) amounted to SEK 1,698 million (2000: SEK 1,820 million), a decrease of SEK 122 million, or 7%, with an adjusted

EBITDA margin of 7% (2000: 15%). The net change reflects a negative contribution of SEC compared with last year, due to lower operating profit margins on SEC operations than our more mature operations, offset in part by positive contributions from our operations in Sweden, Norway, Denmark and the Baltic States. SEC showed a material improvement of adjusted EBITDA between 2000 and 2001. See Note 2 of the Notes to the Consolidated Financial Statements.

        The Nordic market area increased adjusted EBITDA margin from 28% to 30%, of which adjusted EBITDA margin for mobile telephony was 48% (2000: 47%) and 14% (2000: 13%) for fixed telephony & Internet. Eastern Europe had an adjusted EBITDA margin of 23% (2000: -11%). Southern Europe and Central Europe improved adjusted EBITDA margin significantly to -24% and -11% respectively, compared with -38% and -49% respectively for last year. In addition, Luxembourg showed strong improvement to 1% compared with -57% last year. The strong improvement of adjusted EBITDA margins for continental Europe demonstrates that our subsidiaries report, according to plan, with a goal of having a positive adjusted EBITDA about three years after start-up. See Note 2 of the Notes to the Consolidated Financial Statements.

  Results from Associated Companies

        Loss on shares in associated companies in 2001 increased from SEK -44 million in 2000 to SEK -58 million in 2001, attributable to losses of Everyday Webguide AB. See Note 5 of the Notes to the Consolidated Financial Statements.

        The sale in 2001 of Transcom Worldwide S.A. resulted in a capital gain of SEK 91 million. See Note 6 of the Notes to the Consolidated Financial Statements.

  Net interest Expenses And Other Financial

        Net interest expenses and other financial items totaled SEK -621 million in 2001 (2000: SEK -211 million), an increase of 194% mainly due to the acquisition of SEC in 2000 and our five-year senior loan facility agreement.

        Profit on other securities and receivables classified as fixed assets declined from SEK 6 million in 2000 to SEK 4 million in 2001. See Note 7 of the Notes to the Consolidated Financial Statements.

        Other interest revenues and similar income increased from SEK 57 million to SEK 65 million. See Note 8 of the Notes to the Consolidated Financial Statements.

        Interest expense and similar costs totaled SEK -690 million for 2001, an increase of 152% from the SEK -274 million recorded for 2000, largely due to the increase in debt as a result of the acquisition of SEC in 2000 and the EUR 1.2 billion senior secured credit facility in 2001. Interest on loans increased by SEK -352 million or 171%. The average interest rate applied to debt outstanding increased to 6.3% compared to 4.8% the same period last year. See Notes 7 through 9 of the Notes to the Consolidated Financial Statements.

  Profit/Loss after Financial Items ("EBT")

        Profit/loss after financial items ("EBT") amounted to SEK -1,944 million (2000: SEK 165 million), with the difference from the prior year being mainly attributable to the acquisition of SEC, offset in part by improved results of operations across all market areas.

  Tax on Profit/Loss for the Year

        Tax on net profit (loss) for the twelve months ended December 31, 2001, amounted to a benefit of SEK 2,335 million (2000: SEK -561 million), which reflects the tax effects of Swedish operations and a tax benefit of SEK 3,082 million in connection with the restructuring of SEC.

        Deferred income tax receivable is reported only as a loss carry-forward for that portion which it is estimated can be used in the near future. A prudent valuation has been made of the deferred income tax receivable in foreign operations, which, as of December 31, 2001, was reported as zero. Deferred tax receivables will currently be recognized in future profit and loss statements when the criteria for doing so is met for the Group's subsidiaries throughout Europe. See Note 10 of the Notes to the Consolidated Financial Statements.

  Profit/Loss for the Year

        Profit (loss) after tax in 2001 was SEK 392 million (2000: SEK -396 million). Earnings (loss) per share were SEK 2.70 (2000: SEK -3.47) on a fully diluted basis.

Liquidity and Capital Resources

        Our primary sources of liquidity have been cash generated by operations, mainly from our Swedish operations, and secured long-term bank loans from external lenders. As of December 31, 2002, we had cash and bank balances of SEK 2.5 billion and a liquidity of SEK 2.3 billion after reduction for blocked accounts of SEK 0.9 billion and addition of unutilized overdraft facilities and credit lines of SEK 0.7 billion. See "—Borrowings." We intend to meet our current and future cash requirements from cash flow from operations and additional borrowings, as necessary. In the immediate future we anticipate that our primary needs will be investments in the Russian operations and in capital expenditures and marketing expenditures in both fixed and mobile business areas in the market areas where we are experiencing the strongest growth.

    Cash Flow

        The following table sets forth certain information about the cash flows of the Tele2 Group for the periods indicated.

	Year ended December 31,
	2000	2001	2002
	(SEK in millions)
Cash flows from operations	1,574	1,161	4,564
Change in working capital	(691)	(748)	(199)

Net cash provided by operating activities	883	413	4,365
Net cash used in investing activities	(770)	(1,467)	(2,516)

	113	(1,054)	1,849
Net cash from financing activities	1,121	1,793	(1,398)

Net change in cash	1,234	739	451
Cash at the end of period	1,511	2,275	2,473
of which, blocked funds	434	897	870

        Net cash provided by operating activities increased strongly by SEK 3,952 million to SEK 4,365 million in 2002, after a decrease from SEK 883 million in 2000 to SEK 413 million in 2001 due mainly to the acquisition of SEC in October 2000. The improved cash flow for 2002 is mainly due to improvements of operations within all market areas.

        Cash used in investing activities primarily consists of capital expenditures relating to infrastructure and acquisition of new businesses. The net change in 2002 compared to 2001 is mainly attributable to acquisitions and divestments that had a positive effect on cash flow in 2001 because cash balances in acquired companies exceeded the amount paid for them, and there was a lower level of tangible asset investments in 2002. The net change in 2001 compared to 2000 is mainly attributable to a higher level of investments in tangible assets. See Note 12 of the Notes to the Consolidated Financial Statements.

        Net cash provided by financing activities decreased in 2002, due to amortization of loans, and increased in 2001 due to an increase in the amount of borrowing capacity to the Group when we signed the SEK 10.8 billion five-year loan facility. See "—Borrowings."

    Borrowings

        During August 2001, Tele2 Sverige AB signed a five-year bank finance facility for SEK 10.8 billion, guaranteed by ABN Amro, CIBC World Markets, ING Bank, Nordea, The Royal Bank of Scotland and West LB. The loan is partly denominated in SEK and partly in EUR. The five-year bank financing facility with amortization is divided up into three tranches, in which the agreed SEK 9.4 billion in Tranche A is to be repaid in seven repayments, and in which each amortization amount between 5% and 15% of the original loan amount and the remaining 17.5% of the loan is to be repaid by June 30, 2006. In, 2002, repayment of Tranche A was made in the amount of SEK 467 million. The potential to borrow under Tranche B is limited to SEK 1.1 billion and is to be repaid by June 30, 2006. Tranche C, amounting to SEK 250 million, was repaid in its entirety in January 2002. See Item 10: "Additional Information—Material Contracts."

        The following table summarizes our current external interest-bearing indebtedness outstanding as of December 31 of the years indicated.

	December 31,
	2000	2001	2002
	(SEK in millions)
Tele2 Holding AB:
Five-year Bank Facility	—	—	9,298
Tele2 Sweden:
Five-year Bank Facility	—	10,541	—
Bank loan facilities	6,320	—	—
Other interest-bearing liabilities	74	134	—
SEC Group:
Bank loan facilities	1,642	—	—
Other interest bearing liabilities	555	75	—
Tele2 Russia Group:
Bank loan facilities (Banque Invik)	—	881	755
Other interest-bearing liabilities	—	57	3
Other companies:
Bank loan facilities	43	17	—
Other interest-bearing liabilities	3	—	29
Financial leases	181	149	196

Total	8,818	11,854	10,281

Of which mature within one year	3,228	882	2,382

    Restrictive Covenants

        The five-year loan facility is based on requirements involving the fulfillment of certain financial key ratios. We expect to fulfill these requirements. The loan liability carries a rate of interest corresponding to Euribor and Libor, respectively, plus an interest margin. The interest margin, which is based on indebtedness in relation to EBITDA, starts at 2.25% and is reduced in line with the improvement in EBITDA. At December 31, 2002, we attained the minimum interest differential of 0.75% with effect from February 2003.

        The five-year loan facility also contains standard restrictive covenants, which, among other things, limit our ability to borrow money and grant security interests over our assets. See Note 24 of the Notes to the Consolidated Financial Statements.

        The average rate of interest on loan liabilities during 2002 was 6.4% (2001: 6.3%).

    Working Capital and Investments

        The following table summarizes the capital resources of the Tele2 Group for the periods indicated.

	Year ended December 31,
	2000	2001	2002
	(SEK in millions)
Change in working capital	(691)	(748)	(199)
Capital expenditures(1)	1,510	2,146	1,890

(1)
Not including acquisitions and purchases of assets and shares from Group companies and change in long-term lending.

        We have incurred, and expect to continue to incur, capital expenditures in order to build and expand our operations. The vast majority of our capital expenditures over the past three years have consisted of telecommunications infrastructure costs and the acquisition of licenses. We believe that we have completed most of the significant further capital expenditures associated with building up our backbone infrastructure and network of licenses. However, we expect significant investment in the market areas where we are experiencing the strongest growth and anticipate further capital expenditures in connection with the network build out as a result of the award to us of UMTS mobile licenses in Sweden. Tele2 Sweden finalized the financing of Svenska UMTS nät AB, the Swedish UMTS network company that is a 50/50 joint venture with TeliaSonera. As a result of our acquisition of Tele2 Russia, the construction of new GSM networks will likely necessitate substantial capital expenditure to take advantage of mobile telephony's potential throughout the various regions in Russia. Lastly, we are continually evaluating opportunities to enhance or expand our telecommunications activities through joint ventures with strategic partners and also through targeted acquisitions, which may require us to commit substantial parts of our cash flow from operations and/or incur additional indebtedness.

        If future operating results are lower and capital expenditures are higher than expected or if anticipated cost savings in our businesses are not achieved or investments are accelerated beyond currently projected levels, additional financing may be necessary in order to fund development and operations or to service the principal and interest repayment obligations under our external financing arrangements. During 2002, however, not only did Tele2 grow faster than its competitors, with an organic growth of 25%, but also managed to generate the record cash flow to date.

  Mobile Telephony

        We plan to expand our mobile telecommunications network in order to meet anticipated growth in the number of mobile customers and to add new services. We anticipate that significant additional investment in our mobile telecommunications networks will be required. Additional expenditures, which consist primarily of dealer commissions and related incentives, will also be necessary to attract new mobile customers. We believe that additional capital expenditure relating to infrastructure will be principally based on projections as to where it would be most profitable to increase capacity and quality of coverage.

        In March 2001, we signed an agreement to form a joint UMTS network company with TeliaSonera in Sweden. We decided on the joint venture with TeliaSonera as the most effective way to limit our costs in building the necessary infrastructure and generate a more rapid return on our invested capital. Both we and TeliaSonera can use our existing GSM network as a base upon which to build the new network, reducing the need for new transmitting masts and reducing the environmental impact of the build out. The joint venture is 50%-owned by each party, through both equity and guarantees of the financing obtained by the joint venture. In September, 2002 Tele2 and TeliaSonera announced that a bank credit of SEK 11 billion had been signed to finance the expansion of the UMTS network in Sweden. We and Telia Sonera each guarantee any amounts outstanding under this loan facility up to the extent of our 50% interest in the joint venture, or SEK 5.5 billion. The joint venture will build and maintain the UMTS network and will own the license. We will continue to compete with TeliaSonera for customers, on the basis of both prices and services offered. The terms of the joint venture were approved by the relevant competition authorities in March 2002. See Item 4: "Information on the Company—Products and Services—Mobile Telephony—Markets—Nordic—Sweden."

        During 2002, Tele2 Norway returned its UMTS license, whereby the net book value of capitalized costs was eliminated in its entirety and was charged against depreciation for the year in an amount of SEK—400 million. To replace the license, Tele2 Norway signed an MVNO agreement for UMTS with Telenor in Norway in exchange for Telenor gaining access to Tele2's UMTS network in Sweden. The advantage for Tele2 is reduced investment costs of some SEK 5 billion for UMTS in Norway.

  Fixed-Line and Internet

        We have largely completed the build-up of our fixed-line network's backbone infrastructure. We expect, however, that Svenska Kraftnät in Sweden will continue, in accordance with our needs over the next few years, to lay fiber optic cable in its system, which we have the right to lease on an exclusive basis. See Item 4: "Information on the Company—Fixed-line Telephony and Internet Services—Infrastructure."

  Cable TV

        We expect to fund capital expenditures for our cable television services in large part through a combination of the existing budget for our fixed-line telecommunications capital expenditures and cash flow from operations.

Contractual Obligations and Commercial Commitments

        The following table represents our contractual cash obligations and other commercial commitments as of December 31, 2002:

	Payments Due by Period
Contractual Obligations
	Total	Within 1 year	1-3 years	3-5 years	After 5 years
	(SEK in millions)
Loans by Financial Institutions	10,253	2,377	5,716	2,065	95
Financial leasing, agreements signed before 1997	92	8	16	16	52
Operational Leases	2,149	621	476	293	759
Other interest-bearing liabilities	28	5	23	—	—

Total Contractual Cash Obligations	12,522	3,011	6,231	2,374	906

        UMTS nät Sweden, our 50/50 joint venture with Telia, is party to a SEK 11 billion term loan and revolving credit facility agreement. We and Telia Sonera each guarantee any amounts outstanding under this loan facility up to the extent of our 50% interest in UMTS nät Sweden, or SEK 5.5 billion. As of December 31, 2002, the amount outstanding under that guarantee is zero.

        Tele2 Group has no contingent liabilities on a consolidated basis. See Note 29 of the Notes to the Consolidated Financial Statements. The Group's pledged assets of SEK 23,678 million are mainly net assets in Group companies. See Note 28 of the Notes to the Consolidated Financial Statements.

    Tax Loss Carry-forwards

        As of December 31, 2002, the Group had loss carry-forwards totaling SEK 19,173 million (2001: SEK 19,871 million), of which SEK 1,744 million (2001: SEK 3,300 million) expires within five years and the remaining amount, SEK 17,429 million (2001: SEK 16,571 million), expires after five years or continue to apply in perpetuity.

        A deferred tax asset in the case of loss carry-forwards is reported only to the extent that it is estimated that they can be utilized in the near future. Due to the improved results in continental Europe, deferred tax receivables of a total amount of SEK 576 million have been recognized in the profit and loss statement in 2002. Total losses carried forward for the Group at December 31, 2002 amounted to SEK 19,173 million, of which SEK 7,881 million has been utilized for deferred tax accounting and the remaining part, SEK 11,292 million, is valued to zero.

        The Swedish tax authorities have queried a loss carry-forward in Tele2 AB corresponding to a tax effect of SEK 176 million (2001: SEK 176 million). These have been valued to SEK 169 million.

    Foreign Exchange

        Our results are affected by fluctuations in exchange rates. Currently, companies reporting in Swedish kronor account for 33% (2001: 37%) of the Group's revenue. Companies using Euro account for 43% (2001: 40%). See Note 22 of the Notes to the Consolidated Financial Statements.

        A currency risk arises in respect of telephony operations in connection with international call traffic, which means that a liability or a receivable arises between Tele2 companies and foreign operators. In mobile telephony through December 2002, these transactions were calculated in SDRs (Special Drawing Rights) but were invoiced and paid for in U.S. dollars. As of 2003, these are calculated and paid in Euro.

        The five-year loan facility is denominated partly in Euro. The exchange-rate difference that continually arises in translating the loan liability is offset against the exchange-rate differences that arise on the corresponding net investment in subsidiaries. No hedging is undertaken against other types of currency risk.

    Off Balance Sheet Arrangements

        We do not have any material off balance sheet arrangements.

Trend Information

        Our European operations are in a development stage during which we expect them to produce lower margins than our more mature operations. In the longer term, however, we anticipate that our European margins will improve as the European operations mature. We also hope to see the continuation of the trend to lower interconnection rates. We believe that the negative effects resulting from a decrease of our interconnect revenues in respect of our mobile networks will be offset by the reduced interconnect costs in respect of our fixed and mobile networks, as well as our operations in general, including the trend toward higher internal efficiency through synergies across our businesses.

        The markets in which we operate are evolving. Certain of our European markets have experienced significant consolidation among competitors in recent periods. As a result, the extreme competitive pressures that have been a hallmark of the European telephony markets have eased to some extent. We expect this trend toward consolidation to continue.

Inflation

        Management believes that the effect of inflation was not material to our results of operations or financial condition during the three years ended December 31, 2002.

Item 6: Directors, Senior Management and Employees

Directors

        Under the Swedish Companies Act, our board of directors is responsible for the organization of Tele2 and the management of its affairs. The board of directors is also responsible for ensuring that satisfactory controls exist in the areas of accounting and the management of assets. The president is appointed by our board of directors and is in charge of day-to-day management of Tele2 according to guidelines and instructions issued by the board of directors. The members of the board of directors are elected at the annual general meeting of our shareholders and serve for a period that expires at the end of the next annual general meeting. The chairman is elected by the board of directors. Each year the board of directors is required to adopt rules of procedure to govern its activities, guidelines setting forth the division of responsibilities between the board of directors and the managing director, Lars-Johan Jarnheimer, and guidelines for reporting financial results to the board of directors.

        Jan Hugo Stenbeck was chairman of our board of directors for nine years, from 1993 to 2002. He was also chairman of Industriförvaltnings AB Kinnevik, Invik & Co AB, Modern Times Group MTG AB, Millicom International Cellular S.A., Metro International S.A. and Transcom WorldWide S.A., each of which is a related party. Mr. Stenbeck passed away on August 19, 2002. Bruce Grant served as chairman of the board of directors of Tele2 from August 2002 to the annual general meeting in May 2003, when a member of our board, Sven Hagströmer, was appointed as the new chairman of the board. The members of our board of directors and our executive officers, and their respective year of birth, positions, and year of appointment, are as follows:

Board Members

Name	Position in Tele2	Other Positions	Current Term Expires
Sven Hagströmer (born in 1943)	Chairman of the board since May 2003. Member of the board since 1997.	Mr. Hagströmer serves as chairman of the board of directors of Investment AB Öresund, AB Custos and Acando AB. He is a member of the board of LGP Telecom Holding AB, Avanza AB and HQ Fonder AB.	May 2004
Marc J.A. Beuls (born in 1956)	Member of the board since 1998.	Mr. Beuls serves as president and CEO of Millicom International Cellular SA and as Managing Director of Banque Invik SA. Mr. Beuls previously held executive positions at Générale de Banque of Belgium.	May 2004
Vigo Carlund (born in 1946)	Member of the board since 1995.
		Mr. Carlund serves as president and CEO of Industriförvaltnings AB Kinnevik, chairman of the board of Metro International S.A., Transcom Worldwide S.A. and Korsnäs AB, and member of the board of Millicom International Cellular S.A.	May 2004

Bruce Grant (born in 1959)	Member of the board since 2001.
Mr. Grant was the chairman of the board of Tele2 from August 2002 to May 2003.
		Mr. Grant is the chairman of the board and managing partner of Applied Value LLC and a member of the board of Industriförvaltinings AB Kinnevik, Korsnäs AB, Metro International S.A. and Transcom Worldwide S.A.	May 2004
Håkan Ledin (born in 1937)	Member of the board since 1994.	Mr. Ledin serves as chairman of the board of Millicom International Cellular S.A. Mr. Ledin was president of Tele2 from 1995 to 1996.	May 2004
John Shakeshaft (born in 1954)	Member of the board since May 2003.	Mr. Shakeshaft is an adviser to the board of Quintain Estates and Development plc and an external member of the Audit committee for Cambridge University.	May 2004
Cristina Stenbeck (born in 1977)	Member of the board since May 2003
		Miss Stenbeck serves as board chairman of Emesco AB, Société Européenne de Communication S.A. and vice chairman of the board of Metro International S.A., Industriförvaltnings AB Kinnevik and Invik & Co, and member of the board of Millicom International Cellular S.A., Modern Times Group MTG AB and Transcom Worldwide S.A.	May 2004

Senior Executives

        Senior executives of the operations of Tele2 is as follows:

Name	Position
Lars-Johan Jarnheimer (born in 1960)	President and chief executive officer of Tele2 AB since 1999.
Håkan Zadler (born in 1960)	Chief financial officer and executive vice president of Tele2 AB. Employed by Tele2 since 2000.
Fredrik Berglund (born in 1961)	Market area director of Nordic; president of Tele2 Sweden and executive vice president of Tele2 AB. Employed by Tele2 since 1995.
Johnny Svedberg (born in 1962)	Market area director of Eastern Europe & Russia and executive vice president of Tele2 AB. Employed by Tele2 since 1990.
Roman Schwarz (born in 1947)	Market area director of Central Europe and president of Tele2 Switzerland. Employed by Tele2 since 1991.
Jean-Louis Constanza (born in 1961)	Market area director of Southern Europe and president of Tele2 France. Employed by Tele2 since 1998.
Jean-Claude Bintz (born in 1956)	Market area director of Luxembourg. Employed by Tele2 since 1989.
Jeanette Almberg (born in 1965)	Customer service director. Employed by Tele2 since 1995.
Björn Lundström (born in 1965)	Network planning and implementation director. Employed by Tele2 since 1991.
Ib Andersen (born in 1955)	Network operations director. Employed by Tele2 since 2000.
Roger Mobrin (born in 1968)	Billing operations and coordination director. Employed by Tele2 since 1995.
Anders Olsson (born in 1969)	Market area director of Branded products & services, marketing coordinator and president of Tele2 Germany. Employed by Tele2 since 1997.
Karl-Johan Nybell (born in 1968)	Product management director. Employed by Tele2 since 1995.
Lars-Erik Svegander (born in 1941)	Personnel director. Employed by Tele2 since 1991.

Compensation of Directors and Senior Executives

        The total aggregate salary and remuneration paid to senior executives for the year ended December 31, 2002, was SEK 70 million (2001: SEK 42 million). In addition to the costs stated, we also incurred costs relating to social security expenses. See Note 35 of the Consolidated Financial Statements.

    Board of Directors

        We paid total board fees of SEK 1.9 million to our directors in 2002, compared to the SEK 2.1 million authorized at the annual general shareholders' meeting in May 2002. During 2002, Jan Hugo Stenbeck served as chairman of our board of directors until his death in August, and Bruce Grant served as our chairman until the next annual general shareholders' meeting in May 2003. During 2002, we paid SEK 6.8 million to a company wholly owned by our former chairman Jan Hugo Stenbeck for consulting services that cannot be regarded as board work. In addition, Tele2 Group paid SEK 8.7 million (2001: SEK 17.3 million) in consulting fees to a company partly owned by Bruce Grant for services that cannot be regarded as board work.

    President and CEO

        In 2002, Lars-Johan Jarnheimer, President and CEO of Tele2, received a fixed salary of SEK 10.0 million (2001: SEK 7.6 million) and a bonus of SEK 1.5 million (2001: SEK 1.6 million). The bonus was based on individualized goals. In addition, the company made a contribution to Mr. Jarnheimer's defined pension plan in an amount equal to 20% of his fixed basic salary. Mr. Jarnheimer may begin to collect his pension at age 65. The period of notice of termination of Mr. Jarnheimer's employment when served by the company is a minimum of 12 and a maximum of 18 months. Salary for a period of notification of 12 months would be paid to Mr. Jarnheimer in the event he were to serve notice of termination of employment to the company. Salary and remuneration for our president and Chief Executive Officer are determined annually by the board of directors based on the recommendation of the Chairman of the Board. See Note 35 of the Notes to the Consolidated Financial Statements for additional information.

    Senior Executives

        The "senior executives" group consists of thirteen people. The salaries of these executives consist of a fixed salary and variable bonus. During 2002, these individuals collectively received a fixed salary of SEK 21.8 million (2001: SEK 18.9 million). Their bonuses, which were based on financial benchmarks and individualized goals, totaled SEK 10.3 million (2001: SEK 10.4 million). Our pension plan contributions on behalf of these executives equaled SEK 1.3 million in 2002 (2001: SEK 1.0 million) with SEK 1.1 million (2001: SEK 0.2 million) paid to a defined-contribution plan and SEK 0.2 million (2001: SEK 0.2 million) paid to a defined-benefit plan. These executives may begin collecting their pensions at age 65. The period of notice of termination of employment when served by the company is a minimum of six and a maximum of 12 months. Salary for a period of notification of six months is received of a senior executive serves notice of termination of employment to the company.

        During 2002, provision of SEK 16 million (2001: SEK 15 million) was made for bonuses to senior executives and key personnel in the Group. For additional information on executive compensation see Note 35 to the Consolidated Financial Statements.

Share and Option Ownership

        The following table sets forth information known to us with respect to the ownership of our ordinary shares by each of the members of directors and our senior executives as of December 31, 2002.

	Number of Shares		Percentage
Name					Number of Options
	Series A	Series B	Capital	Voting
Board
Sven Hagströmer	—	130,000	—	—	—
Marc J.A. Beuls	—	—	—	—	—
Vigo Carlund	—	379	—	—	—
Bruce Grant	—	—	—	—	—
Håkan Ledin	—	30,000	—	—	—
Pelle Törnberg	—	4,100	—	—	—
Lars Wohlin	—	1,100	—	—	—
Senior executives
Lars-Johan Jarnheimer	—	52,000	—	—	15,000
Håkan Zadler	—	5,000	—	—	15,000
Fredrik Berglund	—	30,000	—	—	15,000
Johnny Svedberg	1	9,240	—	—	15,000
Roman Schwarz	—	—	—	—	15,000
Jean-Louis Constanza	—	—	—	—	15,000
Jean-Claude Bintz	—	—	—	—	15,000
Jeanette Almberg	—	1,500	—	—	15,000
Björn Lundström	—	1,500	—	—	15,000
Ib Andersson	—	—	—	—	15,000
Roger Mobrin	—	1,550	—	—	15,000
Anders Olsson	—	1,056	—	—	15,000
Karl-Johan Nybell	—	1,000	—	—	15,000
Lars-Erik Svegander	—	1,500	—	—	15,000

Total	1	269,925			210,000

        As of December 31, 2002, 1 Series A Share and 269,925 Series B Shares were owned either directly or through NC Intressenter, see "—Options to Purchase Securities—Incentive Program 1997-2006," by members of our board of directors and our senior executives as a group, representing an aggregate of approximately 0.01% of our voting capital. In addition, as of December 31, 2002, our senior executives held options to acquire 210,000 Series B Shares.

        At the annual general shareholders' meeting in May 2003, Cristina Stenbeck and Johan Shakeshaft were appointed members of our board of directors. The estate of Jan Stenbeck holds 914,157 Class A shares at December 31, 2002, representing 0.6% share of capital and 2.7% share of votes in Tele2. The estate of Mr. Stenbeck is currently in probate (or the equivalent proceedings under applicable local law) in both Luxembourg and Sweden. A Luxembourg notary is administering the estate (at the direction of the heirs) in Luxembourg. A Swedish executor has also been appointed. The Luxembourg notary is currently in control of the estate's shareholdings in us, Kinnevik, Invik and Millicom. The distribution of Mr. Stenbeck's estate will most likely take more than a year to resolve.

Options to Purchase Securities

    Incentive Program 1997-2006

        At the Annual General Meeting in 1997, it was decided to adopt an incentive program for a number of our senior executives. These persons were able to acquire shares in a newly created entity, NC Intressenter AB. Eligible executives were able to acquire 100,000 Series B shares per year from 1999 until 2003, up to a maximum total amount of 500,000 Series B shares, through NC Intressenter AB. In October 2000, 200,000 shares were issued and three convertible-debenture notes corresponding to 300,000 shares were issued to NC Intressenter to fulfill the offer. At December 31, 2002, NC Intressenter held 400,000 Series B shares and a convertible debenture note corresponding to 100,000 Series B shares. The premium for the option amounted to SEK 7 million in 1997. This was based on a Black-Schole evaluation and an exercise price of SEK 150 per share. In their turn, all partners in NC Intressenter made payments to NC Intressenter based on the Black-Scholes evaluation. On December 31, 2002, Invik & Co AB, a related party, owned 42% (2001: 42%) of the shares in NC Intressenter. Invik & Co AB is not entitled to sell or transfer these shares without the permission of Tele2.

    SEC Program

        SEC maintained a number of options programs for its senior executives. These programs were not included in our bid for SEC. For additional information, see Note 27 of our Consolidated Financial Statements.

    Incentive Program 2002-2007

        At the Annual General Meeting in 2002, it was decided to adopt an incentive program through which current and future key employees of the Group may acquire up to 1,055,000 of our Series B shares. These persons are to be offered the opportunity, via warrants, to subscribe for Series B shares during a period of three to five years after allotment, at a price totaling the market value of the Series B share plus 10% at the time of allotment, on condition that they remain employed by the Group. No premium is to be paid. At December 31, 2002, allotments corresponding to 663,000 shares had been implemented. All of these had a redemption price of SEK 191 per option. In addition, allotments corresponding to 153,700 shares had been made to a wholly owned Group company to secure the future cash flow for social insurance costs.

Audit and Remuneration Committee

        We have no audit committee or remuneration committee.

Employees

        During 2002, we had an average number of 3,115 employees. We believe that relations with our employees are good. The following table sets out the average number of employees in each market area for the past three years.

	Year ended December 31,
Market Area
	2000	2001	2002
Nordic	1,192	1,126	1,169
Eastern Europe & Russia	460	602	1,456
Central Europe	29	122	116
Southern Europe	16	81	95
Luxembourg	40	189	231
Branded products & services	10	52	48

	1,747	2,172	3,115

Item 7: Major Shareholders and Related Party Transactions

Major Shareholders

        The former chairman of our board of directors, Jan Hugo Stenbeck, passed away on August 19, 2002. In May 2003, Mr. Stenbeck's daughter, Cristina Stenbeck, became a member of our board of directors. As a result of its substantial direct and indirect shareholdings in us, Invik Group, Kinnevik Group, Transcom Worldwide Group, Millicom Group, Xsource Corporation Group, MTG Group, Metro Group and other companies, the estate of Jan Stenbeck has the potential to exert considerable influence in terms of financial and operational decisions regarding operations in these companies. The estate of Mr. Stenbeck also has direct or indirect holdings in us that are greater than those of any other shareholder and could therefore be deemed under the U.S. federal securities laws to control such companies. See Item 3: "Key Information—Risk Factors." The estate of Mr. Stenbeck is currently in probate (or equivalent proceedings under applicable local law) in both Luxembourg and Sweden. A Luxembourg notary is administering the estate (at the direction of the heirs) in Luxembourg. A Swedish executor has also been appointed. The Luxembourg notary is currently in control of the estate's substantial direct or indirect shareholdings in us, Kinnevik, Invik and Millicom. The distribution of Mr. Stenbeck's estate will most likely take more than a year to resolve. Millicom's common shares and ADSs representing both A and B shares of Kinnevik are quoted on the NASDAQ and, therefore, each of these companies is required to file periodic reports under Section 13 of the U.S. Securities Exchange Act of 1934.

        As far as we are aware, we are neither directly nor indirectly owned or controlled by another corporation or any government, and there are no arrangements in place, the operation of which may result in a change in its control of us. However, Invik may, given the size of its holding of our shares and the other relationships described below, be deemed to control us. Except as set forth below, we are not aware of any persons who own more than 5% of the votes in our shares. The table below sets forth certain information regarding the holdings of our Series A Shares and Series B Shares as of December 31, 2002.

			Percentage at December 31, 2002(1)
	Number of Shares
Identity of Person or Group
	A Shares	B Shares	Capital	Votes
Invik & Co AB(2)	9,891,787	2,825,579	8.6	29.7
Industriförvaltnings AB Kinnevik(3)	6,498,880	24,611,021	21.1	26.1
EMESCO(4)	3,205,379	75,100	2.2	9.4
Millicom International Cellular(5)	—	10,012,543	6.8	2.9
Jan H. Stenbeck (Estate)	914,157	—	0.6	2.7

(1)
Based on 21,689,804 Series A shares and 125,770,371 Series B shares outstanding (excluding warrants), with 216,898,040 and 125,770,371 votes respectively.

(2)
Mr. Stenbeck was the chairman of the Board of Directors of Invik. The estate of Mr. Stenbeck is currently in probate (or equivalent proceedings under applicable local law) in both Luxembourg and Sweden. A Luxembourg notary is administering the estate (at the direction of the heirs) in Luxembourg. A Swedish executor has also been appointed. The Luxembourg notary is currently in control of the estate's substantial direct or indirect shareholdings. The distribution of Mr. Stenbeck's estate will most likely take more than a year to resolve.

(3)
Mr. Stenbeck was the chairman of the Board of Directors of Kinnevik. The estate of Mr. Stenbeck is currently in probate (or equivalent proceedings under applicable local law) in both Luxembourg and Sweden. A Luxembourg notary is administering the estate (at the direction of the heirs) in Luxembourg. A Swedish executor has also been appointed. The Luxembourg notary is currently in control of the estate's substantial direct or indirect shareholdings in Kinnevik that are greater than those of any other shareholder. Consequently, the estate of Mr. Stenbeck could, in the aggregate, be deemed under the U.S. federal securities laws to control Kinnevik and to share the power to direct the voting of our shares held by Kinnevik. The distribution of Mr. Stenbeck's estate will most likely take more than a year to resolve.

(4)
The estate of Martha Stenbeck, Mr. Stenbeck's deceased mother, was the previous owner of Emesco, previously Afti AB. Following the distribution of the estate, the majority owner of Emesco is a charitable irrevocable trust established under the laws of Liechtenstein, Sapere Aude Trust reg. The trustees (persons unrelated to Mr. Stenbeck) have full voting and investment power with respect to the shares.

(5)
Mr. Stenbeck was the chairman of the Board of Directors of Millicom. The estate of Mr. Stenbeck is currently in probate (or equivalent proceedings under applicable local law) in both Luxembourg and Sweden. A Luxembourg notary is administering the estate (at the direction of the heirs) in Luxembourg. A Swedish executor has also been appointed. The Luxembourg notary is currently in control of the estate's substantial direct or indirect shareholdings in Millicom that are greater than those of any other shareholder. Consequently, the estate of Mr. Stenbeck may be deemed under the U.S. federal securities laws to control Millicom and to share the power to direct the voting of our shares held by Millicom. The distribution of Mr. Stenbeck's estate will most likely take more than a year to resolve.

        Our Series A shares and Series B shares carry ten and one votes per share, respectively. None of our major shareholders have voting rights different from any other of our shareholders.

        As a result of its ownership interests described above, the estate of Jan Stenbeck could be deemed to be the beneficial owner of the shares of Tele2 owned by Kinnevik, Invik, and Millicom, although the estate of Jan Stenbeck, in accordance with Rule 13d-4 under the U.S. Securities Exchange Act of 1934, disclaims such beneficial ownership.

Significant Changes in Major Shareholders

        During the past three years, there has been no significant change in the percentage ownership held by any major shareholder, other than as a result of the issue of shares to acquire shares of SEC in 2000.

        Before completion of our exchange offer to acquire shares of SEC, Millicom owned, directly and indirectly, 29.6% of SEC's capital and controlled 29.6% of its voting shares. Through a subsidiary, Brotherton Corporation NV, Millicom owned 1,384,316 of our Series A shares and 3,707,228 of our Series B shares, representing 4.9% of our capital and 6.6% of our voting shares. Millicom exchanged all of its SEC shares for Tele2 shares and, after completion of the offering, it owned, directly and indirectly, 5,384,316 Tele2 AB Series A shares and 14,422,888 Tele2 AB Series B shares, representing 13.7% of our capital and 16.5% of our voting shares.

        As a result of the exchange offer, Kinnevik received 6,368,880 class A shares and 13,247,678 Series B shares in exchange for 210,742,140 Series A shares of SEC and 14,848,297 class B shares of SEC.

Shareholder Information

        As of December 31, 2002, 147,460,175 shares were issued, including 21,689,804 Series A shares and 125,770,371 Series B shares, excluding warrants. No additional shares have been issued since that date.

        At our annual general meeting in 2002, our shareholders voted to implement a new global incentive program for key personnel within the Group. The program will be limited to a maximum of 1,055,000 Series B shares. At December 31, 2002, allotments corresponding to 663,000 Series B shares had been implemented. In addition, allotments corresponding to 153,700 Series B shares had been made to cover insurance costs that, according to Swedish law, arise when distributing options to employees. See Note 35 of the Notes to the Consolidated Financial Statements. During 2002, Tele2 had a reclassification of 8,317,143 A shares to 8,317,143 B shares as per the decision made at the annual general meeting in May 2002. See Note 23 of the Notes to the Consolidated Financial Statements.

        As of February 5, 2003 (the most recent date for which demographic information about our ordinary shareholders is available), five registered shareholders with addresses in the U.S. held an aggregate of 10,277 Series A shares and 75 registered shareholders with addresses in the United States held an aggregate of 252,110 Series B shares.

        We believe that a significant portion of our ADSs, both Series A and Series B, are beneficially held by U.S. holders. Since a significant percentage of the registered holders of our shares and ADSs are brokers and other nominees, however, data regarding record holdings by U.S. residents of our shares or ADSs is likely not to be an accurate representation of the actual number of U.S. beneficial holders or the number of our shares beneficially held by U.S. persons.

        As of May 30, 2003, there were 2,874 registered shareholders of our Series A shares and 58,254 registered shareholders of our Series B shares with addresses in Sweden. The Swedish shareholders collectively held 16,064,464, or 74.1%, of our Series A shares and 84,800,258, or 67.5%, of our Series B shares as of May 30, 2003.

Related Party Transactions

    Acquisitions and Divestitures

        The estate of Jan Stenbeck, as a result of its substantial direct and indirect shareholdings in the Tele2 Group, Invik Group, Kinnevik Group, Transcom Worldwide Group, Millicom Group, XSource Corporation Group, MTG Group, Metro Group and other companies, has the potential to exert considerable influence in terms of financial and operational decisions regarding operations in these companies. These companies have been regarded as related parties to us. Business relations between us and all related parties are subject to commercial terms and conditions. The estate of Mr. Stenbeck is currently in probate (or the equivalent proceedings under applicable local law) in both Luxembourg and Sweden. A Luxembourg notary is administering the estate (at the direction of the heirs) in Luxembourg. A Swedish executor has also been appointed. The Luxembourg notary is currently in control of the estate's substantial direct or indirect shareholdings in each of us, Kinnevik, Invik, MTG and Millicom that are greater than those of any other shareholder. The estate of Mr. Stenbeck has substantial direct or indirect shareholdings in Invik that are greater than those of any other shareholder. The distribution of Mr. Stenbeck's estate will most likely take more than a year to resolve.

        In October 2002, we acquired all shares in the ProcureITright Group, a supplier of procurement function services and Internet-based procurements systems, from XSource Corporation Group, a related party, for SEK 42 million. Significant transactions between us and related parties before January 1, 2002 are set forth in Note 33 of the Notes to the Consolidated Financial Statements.

    Operational agreements

        Tele2 supplies telephony and data services on commercial terms to related parties. For additional financial and other information regarding our obligations with regards to related parties, see Note 33 of the Notes to the Consolidated Financial Statements.

Item 8: Financial Information

Consolidated Statements and other Financial Information

        See Item 18: "Financial Statements."

Dividends and Dividend Policy

        Our income is principally derived from the operations of our subsidiaries and associated companies. External loan facilities and a shareholders' agreement also impose limitations on our ability to pay dividends. See Item 5: "Operating and Financial Review and Prospects—Liquidity and Capital Resources."

        As of December 31, 2002, we had not paid any dividends to our shareholders. We may pay dividends in the future, although the payment of future dividends in any given year will depend on our earnings, financial condition and business prospects in addition to other factors relating to our business. Dividends in respect of a fiscal year, if proposed by our board of directors and if approved by our shareholders at the annual general meeting of shareholders after the end of such fiscal year, will be payable following the receipt of such approval. Under Swedish law, no dividends may be paid in respect of a fiscal year as to which audited financial statements have not been adopted by the annual general meeting of shareholders. Dividends may not, except in limited circumstances, exceed the amount recommended by the board of directors and may only be paid from funds available for dividends. Under the Swedish Companies Act, dividends to shareholders may not exceed the amount which, according to a company's balance sheet adopted for the most recent fiscal year and the consolidated balance sheet adopted for the most recent fiscal year of the group, is the equivalent of the company's or the group's net profit for such year, profits brought forward and non-restricted reserves less the sum of: (1) the amount of reported losses; (2) the amount which, pursuant to law or the articles of association of the company, is to be allocated to restricted equity or the amount which, according to the annual reports submitted by the group entities, is to be transferred from group non-restricted equity; and (3) the amount which, according to the articles of association of the company, shall otherwise be used for a purpose other than for dividends to its shareholders.

        As dividends, if any, will be paid by us in kronor, exchange rate fluctuations will affect the U.S. dollar amounts received by holders of our ADSs upon conversion by the depositary of such cash dividends. Any dividends may be subject to Swedish withholding tax. See Item 10: "Additional Information—Taxation."

Legal Proceedings

        The Swedish tax authorities have a pending claim in an amount with a tax effect of SEK 23 million against us. The tax authorities challenge deductions made by us for the fiscal year 1990 in relation to certain assets that were depreciated on an accelerated basis. The Administration Court of Appeal rendered an unfavorable judgment in November 2000, which we have appealed to the Supreme Administrative Court in August 2002. The outcome of this appeal is uncertain, although we believe that an outcome in our favor is likely. We have not, therefore, made any financial provision with respect to such claim.

        The Swedish tax authorities have challenged certain tax loss carry-forwards with an aggregate tax effect of SEK 176 million. We have appealed the Swedish tax authorities' decisions to the Swedish tax administration and the County administrative court. In 2002, we made financial provisions of SEK 7 million with respect to such claims.

        In January 2000, we made an application to the Post och Telestyrelsen ("PTS") that it decide that: (1) TeliaSonera, in its capacity as transit operator, should remunerate us for all traffic that TeliaSonera transits through its network for termination on our mobile network, from other Swedish operators with which we did not have interconnect agreements at such time; and (2) that the remuneration be determinable at fair market value. PTS ruled in our favor in respect of both claims. The ruling also sets forth that rates charged by us for the termination of calls on our mobile network may not exceed an amount equivalent to 10% above the cost-oriented fee that Telia Mobile was allowed to charge for terminating calls on its network. We appealed this decision, requesting the court to determine that we have the right to charge an amount equivalent to market rates when terminating calls on our network and that such market rates could not be linked to the cost of a competitor for producing similar services. The Administrative Court ruled in our favor. Its decision has been appealed to the Administrative Court of Appeal by both PTS and TeliaSonera, where both parties moved for a suspension of the decision pending a final judgment. These motions were not granted.

        In furtherance of the above dispute, Tele2 Sverige AB has sued TeliaSonera AB for payment of approximately SEK 630 million claiming failure to make due payments of interconnect fees (no deduction of payments passed on by TeliaSonera has been made in this amount). TeliaSonera alleges that calls originating from third party operators' networks (with which we have not concluded agreements), received through TeliaSonera's network for termination on our network, are to be considered traffic for which TeliaSonera has no financial liability toward us. While TeliaSonera has passed on payments received from such third party operators, it maintains that it only remains liable toward us for calls originating on TeliaSonera's own network. The PTS and the Administrative Court of Stockholm have stated that TeliaSonera is liable for these calls in accordance with the so-called "cascade accounting" principles. The proceedings have been suspended by the District Court pending a final decision in the above-referenced case between Tele2, TeliaSonera and PTS.

        We have had discussions with Levicom International Holdings B.V. ("Levicom"), regarding the terms of a shareholders' agreement to which Tele2 Sweden is a party. Levicom has taken the position that our acquisition of SIA Tele2 violates a provision of the agreement. We dispute this interpretation. Levicom has commenced an action regarding this claim. There can be no assurance that we would prevail in such an action.

        In February 2002, Sweden's National Post and Telecommunications Agency ("NPTA") designated Tele2 Sweden as an operator with Significant Market Power ("SMP") in (i) the national market for interconnect and (ii) the national market for mobile telephony services. In June 2003, the Administrative Court in Stockholm ruled on appeal that Tele2 Sweden does not have SMP status on the national market for interconnect. The NPTA may appeal this ruling, and there can be no assurance that we would prevail in such an appeal. The court also ruled in June 2003 that Tele2 Sweden does have SMP status on the national market for mobile telephony services. We may appeal this ruling.

        In addition to the cases described above, various Tele2 companies are parties to routine litigation incidental to the normal conduct of their businesses. We do not believe that liabilities related to these proceedings, in the aggregate, are likely to have a significant effect on the financial position of the Tele2 Group.

Significant Changes

        Other than as disclosed above or elsewhere in this annual report, no significant change has occurred since the date of our most recent audited financial statements.

Item 9: The Offer and Listing

Price History of Our Stock

        The principal trading market for our shares is the Stockholmsbörsen. The Stockholmsbörsen consists of shares quoted on two lists: the A-list and the O-list. The O-list is primarily intended for smaller companies, companies with short operating histories, and companies intending to join the A-list but unable to satisfy the requirements of the A-list at this time. Our Shares began trading on the O-list of the Stockholmsbörsen on May 14, 1996.

        On January 24, 1997, our ADSs, each representing one B Share, began trading on the National Market of the NASDAQ Stock Market, Inc. ("NASDAQ"). The Bank of New York is the depository of our ADSs, which trade on NASDAQ under the symbols "TLTOA" and "TLTOB." During 2002, our Series A and Series B ADSs had trading volumes ranging from approximately zero to 13,500 and zero to 101,600 shares traded per day, respectively. As of December 31, 2002, the Series A ADS closed at $25.11 and our Series B ADSs closed at $26.22. Our Series A ADSs closed at $37.59 and our Series B ADSs closed at $37.00 on June 23, 2003.

        The following table sets forth the range of high and low closing prices for the common shares on the Stockholmsbörsen for the periods indicated.

		Series A Shares		Series B Shares
		High	Low	High	Low
		(SEK)		(SEK)
1998	First quarter	227.00	158.50	233.00	162.00
	Second quarter	308.00	222.00	317.00	234.00
	Third quarter	382.00	224.50	382.00	231.00
	Fourth quarter	335.00	170.00	333.50	186.00
1999	First quarter	369.00	235.00	368.00	251.00
	Second quarter	318.50	249.00	292.50	252.50
	Third quarter	316.00	256.50	312.50	266.00
	Fourth quarter	590.00	280.00	598.00	301.00
2000	First quarter	885.00	460.50	950.00	505.00
	Second quarter	700.00	501.00	725.00	570.00
	Third quarter	686.00	435.50	713.00	471.50
	Fourth quarter	467.00	298.00	495.00	333.00
2001	First quarter	458.50	265.00	490.00	287.00
	Second quarter	388.00	274.00	425.00	290.00
	Third quarter	324.00	198.00	362.00	226.50
	Fourth quarter	346.00	219.50	378.00	254.00
2002	First quarter	289.00	258.50	314.50	279.50
	Second quarter	288.00	148.50	313.00	148.00
	Third quarter	210.00	135.00	213.00	133.50
	Fourth quarter	244.00	126.00	249.00	122.00
2003	January	249.00	222.00	254.00	220.50
	February	255.00	217.00	262.50	217.00
	March	268.50	227.00	280.00	230.00
	April	274.00	242.00	281.50	246.00
	May	292.00	256.50	295.00	260.00
	June(1)	297.00	275.00	309.00	279.00

(1)
The price range set forth for June 2003 covers a period between June 1 and June 23.

        The following table sets forth the range of high and low closing prices for the common shares on the NASDAQ National Market for the periods indicated.

		American Depositary Shares—Series A				American Depositary Shares—Series B
		High		Low		High	Low
		($)		($)		($)	($)
1998	Whole year	—		—		48.50	21.00
1999	Whole year	—		—		71.75	30.00
2000	Whole year	48.00		29.00		107.00	33.38
2001	First quarter	40.00		33.00		51.38	28.25
	Second quarter	40.00		32.25		41.25	28.63
	Third quarter	—	(1)	—	(1)	34.30	20.00
	Fourth quarter	27.50		26.25		35.75	24.35
2002	First quarter	28.50		24.26		30.50	26.39
	Second quarter	28.50		17.69		30.28	15.91
	Third quarter	23.00		16.09		22.10	14.75
	Fourth quarter	26.93		13.50		26.69	14.10
2003	January	27.10		25.10		28.78	26.02
	February	29.00		27.00		30.80	25.98
	March	31.75		27.75		31.41	28.05
	April	32.50		30.69		33.80	29.50
	May	35.00		32.50		38.20	32.50
	June(2)	38.00		35.00		39.90	37.00

(1)
There was insufficient trading during this period to provide this information.

(2)
The price range set forth for June 2003 covers a period between June 1 and June 23.

Item 10: Additional Information

Memorandum and Articles of Association

Articles of Association

        Set forth below is certain information concerning our share capital and related summary information concerning certain provisions of our articles of association and applicable Swedish law. The following summary does not purport to be complete and is qualified in its entirety by reference to our articles of association and to applicable Swedish law.

    General

        We are registered in Sweden, No. 556410-8917. Our principal objects are set out in full in Clause 3 of our articles of association and include managing the transmission of mobile and fixed telephony and similar businesses.

    Directors

        Directors and deputy directors are appointed by shareholders at an annual general meeting for the period until the end of the next annual general meeting. Pursuant to our articles of association, we must have no fewer than five directors and no more than nine directors. Under Swedish law, a director may not be under-age, bankrupt, under the supervision of a trustee or prohibited from carrying out business by law.

        The fees of the directors are decided by the shareholders at an annual general meeting and the allocation to each director is resolved by the Board of Directors. A director or deputy director may retire or be removed prematurely by the shareholders at a General Meeting at any time.

        The Swedish Act on Board Representation for the Privately Employed (lag 1987:1245 om styrelserepresentation for de privatanställda) gives a right to trade unions to appoint two additional directors in all companies with more than 25 employees (three directors if the company is active in more than one industry and has more than 1,000 employees in Sweden) and a corresponding number of deputy directors for such union directors should there be a collective bargaining agreement in force between a trade union and the employer. There are presently no union directors and no deputy union directors on our board of directors.

        Up to three auditors and up to three deputy auditors are appointed at the annual general meeting for a period of four years, with the possibility of early removal by a decision taken at a general meeting. An authorized Audit Company may be appointed as auditor.

        A chairman of the board and a managing director are appointed by the directors.

        Although our articles of association do not address voting by directors on matters in which they are interested, under Swedish law, a director may not take part in matters regarding:

  •
  agreements between a director and the company;

  •
  agreements between the company and third parties, where a director has a material interest in the matter that may conflict with the interests of the company; or

  •
  agreements between the company and a legal entity that the director may represent, except where the legal entity contracting with the company is within the same group of companies.

        The above does not apply where the director directly or indirectly owns all of the shares in the company at issue.

    Issuance of Shares

        Our articles of association provide for class A shares and class B shares. Each class A share carries 10 votes, and each class B share carries one vote. No class of shares provide for any preference over the other class of shares.

    Meetings of Shareholders

        According to the Swedish Companies Act, a shareholder's right to take part in decisions related to our affairs is exercised at the annual general meeting of shareholders.

        Annual general meetings shall be held within six months of the end of each financial year and will consider statutory accounts and reports, disposition of profit or loss, discharging the directors and the managing director from liability, electing directors and, if applicable, auditors and related matters. We must provide four to six weeks' notice of our annual general meetings and two to six weeks' notice of our extraordinary general meetings. We must provide four to six weeks' notice of an extraordinary general meeting if the articles of association are to be amended at such meeting. Extraordinary general meetings may be held when the board of directors considers appropriate and must be held upon written request by the auditors or by shareholders representing at least one-tenth of all of our issued shares.

        Under Swedish law, a shareholder may attend and vote at an annual general meeting in person or by proxy. Shareholders wishing to vote by proxy may submit their own forms of proxy to us. A form of proxy, which must be signed and dated, cannot be valid for more than one year from the date of issue. Our articles of association provide that a shareholder must give us notice of his intention to attend the annual general meeting not later than the date specified in the notice convening the meeting. Under Swedish law, a person designated on the register of shareholders as a nominee is not entitled to vote at an annual general meeting. To be entitled to vote, a beneficial owner whose shares are registered in the name of a nominee must arrange to have the shares registered in his or her own name on the register of shareholders not later than on the tenth day prior to the date of the meeting and also notify us. A shareholder may bring advisors to a general meeting, however the shareholder shall have notified the company of the number of advisors that shall attend the meeting.

        Resolutions are passed by a simple majority of the votes cast, except in certain circumstances provided by law, including:

  (a)
  a resolution to amend the articles of association requires a majority of at least two-thirds of the votes cast as well as at least two-thirds of the shares represented at the meeting;

  (b)
  a resolution to amend the articles of association that reduces any existing shareholder's rights to profits or other assets, restricts the transferability of issued shares or alters the legal relationship between issued shares, normally requires the unanimous approval of the shareholders present at the meeting and representing at least nine-tenths of all shares issued; and

  (c)
  a resolution to amend the articles of association for the purpose of limiting the number of shares which a shareholder may vote at an annual general meeting, or requiring us to retain a larger amount of the net profit than required by the Swedish Companies Act, or amending shareholders' rights in a winding-up of Tele2, normally requires the approval of shareholders representing at least two-thirds of the votes cast and at least nine-tenths of the shares represented at the meeting.

        Special rules also apply for voting in connection with a reduction of share capital, mergers or the disapplication of preemption rights (see "—Preferential Rights to Subscribe for Shares").

        The Swedish Companies Act stipulates, in addition to the rules in the articles of association, that a written notice must be sent to each shareholder whose address is known to us when an annual general meeting is convened to deal with, inter alia, amendments to the articles of association as described under (b) and (c) above or with the commencement or discontinuance of our liquidation.

        There are no limitations under Swedish law or under our articles of association on the right of foreigners to hold or vote our shares.

    Dividends

        Decisions regarding payment of dividends are made at an annual general meeting. Our Articles of Association stipulates that all classes of shares carry equal rights regarding entitlement to dividends, assets and capital distribution. The Swedish Companies Act stipulates that interim dividends are not permitted.

        Värdepapperscentralen VPC AB, or VPC, the Swedish Central Securities Depository, administers dividend payments on behalf of Tele2. Dividends unclaimed for a period of 10 years from the due date are forfeited and revert to us.

        The amount of any dividends paid is limited by, among other things, reference to our profits and non-restricted reserves available at the end of the preceding financial year and may normally not exceed the amount proposed or approved by the board of directors or be of such amount as, having regard to our cash requirements and financial position, would be contrary to good business practice.

        In accordance with the Swedish Companies Act, at least 10% of the net profit for the year, after deducting any losses carried forward, must be allocated to a restricted reserve unless and until the amount of such reserve equals 20% of the nominal amount of the issued share capital. Any premium on an issue of shares must also be allocated to such reserve.

    Preferential Rights to Subscribe for Shares

        Under the Swedish Companies Act and our articles of association, existing shareholders have preferential rights to subscribe for new shares, convertible debt instruments or similar instruments issued for cash in proportion to their existing holdings unless the articles of association provide otherwise or the annual general meeting deciding on the issue stipulates that the shareholders shall not have such preferential rights. Such a decision by the annual general meeting requires approval of shareholders representing at least two-thirds of the votes cast as well as at least two-thirds of the shares represented at the meeting. Our articles of association do not limit the shareholders' preferential rights to subscribe.

    Disclosure of Change in Ownership

        The Swedish Industry and Commerce Stock Exchange Committee (Näringslivets Börskommitté, or NBK) has issued recommendations according to which any seller and purchaser of shares in a Swedish company listed on the Stockholm Stock Exchange and companies whose shares are listed on another Swedish stock exchange or authorized marketplace is required to disclose transactions to such company and to the relevant stock exchange wherein the purchaser, as a result of the purchase, holds directly or indirectly 5% or more of either the total voting rights for all shares or the total number of shares in the company, or the seller ceases to own that threshold amount or the holdings of a 5% holder subsequently reaches, exceeds or falls below any of the thresholds of 10%, 15%, 20% and further increments of 5%, up to 90%. The recommendations are also applicable to certain sales and purchases of convertible debt instruments, options and futures contracts regarding the purchase of shares.

        Disclosure in accordance with the recommendations shall be made to the issuing company, the stock exchange, an established news agency and to a nationally published newspaper, no later than 9:00 a.m. on the first day of stock exchange trading after the date of the transaction.

        The 1991 Swedish Financial Instruments Trading Act (lag 1991:980 om handel med finansiella instrument) also provides that when a natural person or legal person acquires or disposes of shares in a Swedish limited liability company which has issued shares that are registered on a securities exchange situated or operating in one or more European Economic Area Countries, or shares that without being registered are listed on a securities exchange or authorized marketplace in Sweden,, and following that acquisition or disposal the proportion of voting rights held reaches, exceeds or falls below one of the thresholds of 10%, 20%, 33,1/3%, 50% or 66 2/3%, that person shall notify both the company and such stock exchange in writing or if the shares are not listed in Sweden, the Swedish Financial Supervisory Authority (Finansinspektionen) within seven calendar days of the acquisition or disposal.

        The Swedish Reporting Duty (Certain Holdings of Financial Instruments) Act (lagen (2000:1087) om anmälningsskydighet för vissa innehav av finansiella instrument) calls for a person holding an insider position, that is a person deemed to enjoy especially good conditions to obtain access to confidential information regarding the company, to report in writing shareholdings and other financial instruments in the company held by him and by closely affiliated natural or legal persons. Changes in such holdings must also be reported to The Financial Supervisory Authority within five days of the change. Where the change relates to closely affiliated persons, the report must be made within five calendar days from the date on which the insider became aware of the change. Stock market companies are obliged to report to the Financial Supervisory Authority the identity of persons in the company and its subsidiaries who hold insider positions. The report must be received by the Financial Supervisory Authority within 14 calendar days from the date on which the insider position arose.

        A party holding less than 40% of the total number of voting rights in a Swedish publicly listed company, which then, by way of purchase, subscription, conversion or other form of acquisition of shares in the company alone or together with an affiliated party reaches or exceeds 40% of the total number of voting rights in the company, is required, pursuant to the NBK Takeover Recommendation 2003 to offer to acquire all outstanding shares and other securities issued by the company.

    Rights of Redemption and Repurchase of Shares

        Under Swedish law, we may not subscribe for, or receive as security, our own shares. We may, however, redeem our own shares through a statutory redemption procedure pursuant to the Swedish Companies Act, which will normally require (among other things) court approval when such redemption would result in the repayment of paid-up capital to shareholders.

        Swedish listed companies may under certain circumstances buy and sell their own shares. A resolution authorizing a company to repurchase its own shares must be passed by the general meeting of the company's shareholders, or, following authorization by the general meeting, by the board of directors. The resolution by the shareholders must be passed by a two-thirds majority of the votes cast as well as at least two-thirds of the shares represented at the meeting.

        Company share repurchases may only take place on the stock market or pursuant to an offer to all shareholders (or all shareholders of a specified class of shares) and may not exceed 10 percent of the issued shares. We may not repurchase our own shares by way of direct negotiations with any of our shareholders. To buy our own shares on a stock exchange or marketplace outside the European Economic Area, we must be granted permission by the Swedish Financial Supervisory Authority.

        Share buybacks may only take place to the extent they do not impair our restricted equity after the buyback. We may not record our own shares as assets on our balance sheet. Further, the proportions of a share buyback may not be so large as to violate sound business practice considering our need of consolidation, liquidity or financial position in other respects. We may not hold more than one tenth of all our issued shares. In this context, shares held by any of our subsidiaries are deemed to belong to us.

        We may hold repurchased shares for an unlimited period of time. We may not vote the shares, and the shares do not give a right to dividends or preferential rights to new shares in connection with an issue of new shares. However, if we hold our own shares, we may receive new shares by way of a bonus issue.

        As a public company, if we hold our own shares, we may either reduce the share capital and cancel the shares or sell the shares to someone else. If we buy or sell our own shares, we must notify the stock exchange or the marketplace where the shares are listed, as well as an established newsagency and at least three newspapers that circulate throughout the country.

    Miscellaneous

        Under Swedish law, a general meeting of shareholders may not adopt any resolution that is likely to give an undue advantage to a shareholder or a third party to our detriment or to the detriment of our other shareholders, nor may our board of directors or other representatives enter into legal transactions or undertake other measures that are likely to give an undue advantage to a shareholder or to a third party to our detriment or to the detriment of our other shareholders.

        Under Swedish law, where a Swedish parent company alone or together with one or more subsidiaries owns more than nine-tenths of all the shares in a subsidiary and these shares represent more than nine-tenths of the votes, the parent company is entitled to purchase the remaining shares in the subsidiary (compulsory acquisition of shares). A person whose shares are subject to such a right of purchase may require the parent company to purchase its shares.

Material Contracts

        On October 25, 1994 the National Post and Telecom Agency issued a license for Kinnevik to provide telephony services in Sweden within a public telecommunications network. This license was initially valid for a five year period, but has since been extended by action of the National Post and Telecom Agency. See Item 4: "Information on the Company—Regulatory Overview—Sweden" and Exhibit 4.1.

        On April 7, 1995, the National Post and Telecom Agency issued a license for Comviq GSM AB to provide mobile telecommunications services within a public telecommunications network. This license is valid until the end of 2004 and was transferred to Tele2 Sweden in January 1999. See Exhibit 4.2.

        On November 30, 1997, we were granted a license by the Grand Duchy of Luxembourg. The license allowed us to establish a mobile telecommunications network in Luxembourg and to provide services via this network. The license is valid until 2012, after which it is automatically renewed in five year increments unless revoked by the regulator in Luxembourg. We pay an annual management fee to maintain the license.

        Under a license dated February 22, 2000, granted by the Government of the Principality of Liechtenstein, Tele2 AG obtained the right to establish and operate a mobile communications network and to provide mobile communications services within the Principality of Liechtenstein. The license was granted for an initial period of fifteen years, with an option to extend the duration. SEC agreed to pay an annual fee of CHF 40,000, in addition to an annual management fee of CHF 5,000 and an annual fee for the use of the frequency allocated to it. See Exhibit 4.4.

        Under a license and franchise agreement among Everyday Webguide AB, Everyday Holding B.V. and SEC, SEC obtained a license to set up and operate domestic versions of the Everyday Portal in different countries in Europe. The license was granted for an initial period of twelve months, after which SEC will have an exclusive right to operate the national Everyday Portals it set up during that period. In consideration for the license, SEC paid Everyday Webguide AB a start-up fee of SEK 2 million for every country in which it set up a domestic Everyday Portal and 15% of its total revenues from the Everyday Portal operations. See Exhibit 4.5.

        We hold a license from the Latvian Ministry of Transport to operate a GSM mobile radio telecommunications network in Latvia. The license is valid for five years from the date of issuance, and is subject to annual fees calculated on a per user basis. See Exhibit 4.6.

        We hold a license from the Lithuanian Ministry of Transport to establish and operate a mobile digital cellular GSM-900 radio telecommunications network in Latvia. The license is valid for ten years from the date of issuance, and is subject to annual fee and stamp duty. See Exhibit 4.7.

        We hold a license from the Estonian Communications Board to operate a mobile communications network of general use in Estonia. See Exhibit 4.8.

        On April 15, 1994 (following an agreement dated December 20, 1989, entered into by Banverket ("BV") and Industriförvaltnings AB Kinnevik ("Kinnevik"), regarding Kinnevik's use of BV's optic cable), Kinnevik amended its June 19, 1991 agreement with Comviq Systems AB ("Comviq") and granted Comviq a right to utilize the optic cable for its mobile telephony activities according to the GSM standard. This agreement was assigned to Tele2 Sweden in January 1999. In January 1995, Kinnevik entered into a similar agreement with Tele2 AB (now Tele2 Sweden) regarding the Banverket rights. This agreement was assigned to Tele2 Sweden in December 2001. Both agreements will terminate on June 30, 2017. See Exhibit 4.9 and Exhibit 4.10.

        On October 28, 1998, NetCom AB entered into an agreement for the acquisition of the entire issued share capital of Beleggingsmaatschappij Belmus B.V. from Millicom Holding B.V. The aggregate consideration paid by NetCom AB was US$ 40,681,056.58. See Exhibit 4.11.

        On January 29, 1999, Tele2 AB entered into a Framework Agreement in order to purchase 90% of the share capital of AS Levicom Cellular ("CellCo") and 19.9% of the share capital of OÜ Levicom BroadBand ("BroadCo") from Levicom Investments Curacao N.V. ("NV") the legal owner of all the issued shares of both companies. In this context, NetCom and Levicom International Holdings B.V. entered into Shareholders' Agreements of the same date relating to 90% of CellCo's issued shares and 19.99% of BroadCo's issued shares. See Exhibit 4.12. Pursuant to a Share Purchase Agreement of January 29, 1999, between Levicom International Holdings B.V. and Tele2 AB, Tele2 AB purchased 914,616 shares of CellCo., representing 90% of the issued share capital of CellCo. See Exhibit 4.13. In accordance with the Shareholders' Agreement relating to BroadCo, Levicom International Holdings B.V. exercised a put option requiring Tele2 Sweden to purchase from it all of the outstanding shares of BroadCo. Consequentially, under a Share Purchase Agreement dated December 28, 2001, between Levicom International Holdings B.V. and Tele2 Sverige AB, Tele2 Sverige AB acquired 80.1% of the outstanding shares of OÜ Levicom BroadBand. See Exhibit 4.18.

        In March 2001, Tele2 AB (publ) and Tele2 Sverige AB entered into a Framework Agreement with TeliaSonera AB (publ) and Telia Mobile AB. Under it, Tele2 and TeliaSonera will provide UMTS services to jointly exploit the UMTS license granted to Tele2 through a jointly-owned Swedish limited liability company, the Network Company, of which each party owns 50% of the shares. A separate company will hold the license and be a wholly-owned subsidiary of the Network Company. See Exhibit 4.14. The Shareholder Agreement, dated March 15, 2001, between TeliaSonera AB (publ), Telia Mobile AB, Tele2 AB (publ), Nätbolaget, and Tele2 Sverige AB governs the rights of the parties with respect to the joint venture companies created under the Framework Agreement. See Exhibit 4.15.

        In August 2001, Tele2 Sverige and SEC Luxembourg S.A., as borrowers, signed a senior debt facility of EUR 1.2 billion in aggregate available principal, with, among others, ABN AMRO Bank N.V., CIBC World Markets plc, ING Bank N.V., Nordbanken AB (publ), The Royal Bank of Scotland plc and Westdeutsche Landesbank Girozentrale, as lenders and arrangers. Various of the Tele2 Group companies, including Tele2 AB, Tele2 Holding AB, Tango S.A, SEC Luxembourg S.A., and Tele2 Sverige AB have guaranteed repayment of all outstandings under the agreement. The Senior Credit Facility replaces all of our previous major facilities. The Senior Credit Facility was amended and restated on November 28, 2001 and was further amended on December 20, 2002 and March 3, 2003. For additional information on the facility agreement, see Item 5: "Operating and Financial Review and Prospects—Liquidity and Capital Resources—Borrowings" and Exhibits 4.16, 4.19 and 4.20.

        In November 2001, we entered into a agreement with Millicom International Operations B.V., for the acquisition of all of the shares of Fora Telecom BV in exchange for 2,461,449 newly issued B shares of Tele2 AB, corresponding to a value of SEK 849 million. See Exhibit 4.17.

Exchange Controls

        There are currently no limitations, either under the laws of Sweden or our articles of association, on the rights of non-residents to hold or vote the Series A or Series B Shares. Additionally, there are currently no Swedish foreign exchange control restrictions on the conduct of our operations or affecting the remittance of dividends on unrestricted shareholders' equity.

Taxation

        The following is a summary of the material Swedish and U.S. federal tax considerations relevant to the ownership and disposition of shares or ADSs. The summary does not purport to be a comprehensive description of all of the tax considerations that may be relevant to any particular holder, including tax considerations that arise from rules of general application or that are generally assumed to be known by holders. In particular, the summary deals only with holders that hold shares or ADSs as capital assets and does not address the tax treatment of holders that are subject to special rules, such as banks, insurance companies, dealers in securities or currencies, persons that elect mark to market treatment, persons that hold shares or ADSs as a position in a straddle, conversion transaction, synthetic security or other integrated financial transaction and persons that own, or will own, directly or indirectly, 10% or more of our outstanding stock.

        The summary is based on laws, treaties and regulatory interpretations in effect on the date hereof, all of which are subject to change. Holders should consult their own advisers regarding the tax consequences of the ownership and disposition of shares or ADSs in light of their particular circumstances, including the effect of any state, local or other national laws.

    Swedish Tax Considerations

        The following is a summary of the Swedish tax considerations for non-Swedish holders, as defined below, of the acquisition, ownership and disposition of shares or ADSs. The following discussion of Swedish tax considerations does not address the tax considerations that are relevant to holders who are subject to special rules, such as investment companies, mutual funds, pension funds and holders who hold shares or ADSs through a partnership or as current assets in a business operation. For purposes of this discussion, a non-Swedish holder is a holder that is not resident in Sweden for Swedish tax purposes and does not hold shares or ADSs through a permanent establishment in Sweden.

        For purposes of the income tax treaty between Sweden and the United States and for Swedish income tax purposes, holders of ADSs will be treated as owning the shares represented by those ADSs.

  Sale or Other Disposition of Shares or ADSs

        A non-Swedish holder generally is not liable to pay Swedish taxes in respect of gain realized on the sale or other disposition of shares or ADSs. Special regulations, however, apply to persons who have resided in Sweden at some time during the ten years prior to the disposition.

  Dividends on Shares or ADSs

        Non-Swedish holders will be subject to withholding tax with respect to any dividends paid on shares or ADSs at a 30% or a lower rate pursuant to the applicable provisions of income tax treaties with other countries. For example, the income tax treaty between the United States and Sweden reduces the rate of withholding for certain eligible holders to 15%. In Sweden, VPC normally performs the withholding of tax, with the exception of nominee registered shares, for which the tax is withheld by the nominee. VPC or the nominee generally will withhold at a lower treaty rate with respect to cash dividends paid on shares or ADSs to a non-Swedish holder entitled to the benefits of such treaty. However the tax treaty with Sweden does not permit VPC or a nominee to withhold at the lower treaty rate. In such a case, a non-Swedish holder may claim a refund from the Swedish tax authorities of the amount withheld in excess of the treaty rate by complying with the refund procedure in that treaty.

  Estate and Wealth Taxation

        Non-Swedish holders will not be subject to wealth tax in Sweden. No gift, estate or inheritance taxes will arise in Sweden in respect of a gift of shares or ADSs by, or on the death of, a non-Swedish holder, except in the case of a gift or inheritance from a Swedish citizen, or a person who is married to a Swedish citizen, who has resided in Sweden at some time during the ten years prior to the gift or death. Gift tax will arise in Sweden in respect of a gift of shares or ADSs by a non-Swedish holder if the recipient is a Swedish citizen.

    U.S. Federal Income Tax Considerations

        The following discussion of U.S. tax considerations applies to you if your functional currency is the U.S. dollar and you are a citizen or resident of the United States, a U.S. corporation or otherwise subject to U.S. federal income taxation on a net income basis in respect of your investment in shares, or ADSs.

        In general, for U.S. federal income tax purposes and for purposes of the income tax treaty entered into between Sweden and the United States, beneficial owners of ADSs will be treated as owning the shares represented by those ADSs.

  Dividends on Shares and ADSs

        A holder generally will be entitled to benefits under the income tax treaty between the United States and Sweden, including the reduced 15% Swedish withholding rate on dividends, if it (i) is an individual U.S. resident, a U.S. corporation, or a partnership, estate, or trust to the extent its income is subject to taxation in the United States as the income of a U.S. resident, either in its hands or in the hands of its partners or beneficiaries; (ii) is not also a resident of Sweden for Swedish tax purposes; (iii) is not subject to an anti-treaty shopping article that applies in limited circumstances; and (iv) does not hold shares or ADSs in connection with the conduct of business in Sweden through a permanent establishment or the performance of personal services in Sweden through a fixed base.

        The gross amount of dividends received by you (including amounts withheld in respect of Swedish withholding tax) generally will be subject to U.S. federal income taxation as foreign source dividend income and will not be eligible for the dividends received deduction allowed to corporations. Dividends paid in a currency other than the U.S. dollar will be included in your income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date of receipt by the Depositary, if applicable, or you, regardless of whether the payment is in fact converted into U.S. dollars. If such dividends are converted into U.S. dollars on the date of receipt, you should generally not be required to recognize foreign currency gain or loss in respect of the dividend income. Subject to certain exceptions for positions that are hedged or held for less than 60 days, if you are an individual then generally you will be subject to U.S. taxation at a maximum rate of 15% in respect of dividends received after 2002 and before 2009.

        Swedish withholding tax at the rate applicable to you under the Sweden-U.S. income tax treaty will be treated as a foreign income tax that, subject to generally applicable limitations, is eligible for credit against your U.S. federal income tax liability. Foreign tax credits may not be allowed for withholding taxes imposed in respect of certain short-term or hedged positions in securities or in respect of arrangements in which your expected economic profit, after non-U.S. taxes, is insubstantial. You should consult your own adviser concerning the implications of these rules in light of your particular circumstances.

        Distributions of additional shares with respect to your shares or ADSs that are made as part of a pro rata distribution to all Tele2 shareholders generally will not be subject to U.S. federal income tax.

  Sale or Other Disposition of Shares or ADSs

        You generally will realize gain or loss on the sale or other disposition of shares or ADSs equal to the difference between the amount realized on the disposition and your adjusted tax basis in the shares or ADSs. Any such gain or loss will be subject to U.S. federal income taxation as capital gain or loss, and will be long-term gain or loss if your holding period for the shares or ADSs is more than one year at the time of disposition. If you are an individual, the net amount of long-term capital gain realized by you generally is subject to taxation at a maximum rate of 15% for gain recognized after May 5, 2003 and before 2009, and otherwise at a maximum rate of 20%.

        Deposits and withdrawals of shares in exchange for ADSs will not be subject to U.S. federal income tax.

  Information Reporting and Backup Withholding

        Dividends on shares or ADSs that are paid in the United States or through a U.S. related financial intermediary and proceeds from the sale or other disposition of shares or ADSs may be subject to information reporting and backup withholding unless you (i) are a corporation or other exempt recipient, or (ii) provide a taxpayer identification number and certify that no loss of exemption from backup withholding has occurred.

        Holders that are not U.S. persons generally are not subject to information reporting or backup withholding. However, a non-U.S. person may be required to provide a certification to establish its non-U.S. status in connection with payments received within the United States or through certain U.S.-related financial intermediaries.

Documents On Display

        We are subject to certain informational requirements of the Securities Exchange Act of 1934 and, in accordance therewith, file reports and other information with the Securities and Exchange Commission. Such reports and other information filed by us can be inspected and copied at the public reference facilities maintained by the Securities and Exchange Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. Reports and other information concerning us also may be inspected at the National Association of Securities Dealers, Inc. at 1735 K Street, N.W., Washington, D.C. 20006. Any filings we make electronically in the future will be available to the public over the Internet at the Security and Exchange Commission's website at http://www.sec.gov.

Item 11: Quantitative and Qualitative Disclosures About Market Risks

        The Tele2 Group faces primary market risk exposures in three categories: exchange rate fluctuations, interest rate fluctuations and creditworthiness of customers.

Risk of Variations in Exchange Rates

        We are affected by fluctuations in exchange rates. Currently, companies reporting in Swedish kronor account for 33% of our operating revenue and companies using EUR account for 43%. In telephony operations a currency risk arises in connection with international call traffic, which means that a liability or a receivable arises between our companies and foreign operators. In mobile telephony through December 2002, these transactions were calculated in SDRs (Special Drawing Rights) but were invoiced and paid for in U.S. dollars. As of 2003, these are calculated and paid in EUR. See note 22 of the Notes to the Consolidated Financial Statements.

        Our SEK 10.8 billion five-year loan facility is partly denominated in EUR. The exchange-rate difference that continually arises in translating the loan liability is offset against the exchange-rate differences that arise on the corresponding net investment in subsidiaries. No hedge is undertaken against other types of currency risk.

        Our net foreign exchange difference reported in the income statement amounted to a gain of SEK 53 million in 2002 and a gain of SEK 13 million in 2001. We believe that some of the risks of our operations in multiple currencies is mitigated by structural matching. This structural matching occurs because we incur many of our operating expenses in the same currency in which we invoice the services relating to such costs.

        Although we maintain our books and report our results in Swedish kronor, we conduct a material portion of our operations through subsidiaries outside Sweden (corresponding to approximately 67% of consolidated revenues in 2002). We record the assets and liabilities in the books of such subsidiaries in reporting currencies other than Swedish kronor. Net unrealized exchange adjustments arising from translation of assets and liabilities are not included in the consolidated statements of earnings but appear as a component of shareholders' equity, accounting for SEK 749 million, SEK 1,734 million and SEK—1,026 million in 2000, 2001 and 2002 respectively. The translation risks associated with currency fluctuations may have an adverse effect on our financial condition in the future. Currency risks in our international operations are limited by denominating loans to group companies in the subsidiary's local currency.

Risk of Variations in Floating Interest Rates

        Our total loan liability that carried a variable rate of interest at December 31, 2002 was SEK 9,330 million. An increase in interest rates of 100 basic points would entail an additional interest expense of SEK 93 million, calculated on the basis of variable interest-bearing liabilities at December 31, 2002.

        Our group's interest-rate on borrowing is currently variable with fixed-interest periods of up to 12 months. However, we are monitoring trends on interest-rate markets and decisions regarding the interest-rate fixing strategy are assessed on an ongoing basis. See Note 24 of the Notes to the Consolidated Financial Statements.

        A table summarizing our debt obligations as of December 31, 2002, which are sensitive to changes in interest rates, is set forth in Note 24 of Notes to the Consolidated Financial Statements. The table presents principal payment obligations by maturity date, where 25% of total interest-bearing liabilities with variable interest rates of SEK 9,330 million mature for payment within one year, and the remaining 75% mature within two to four years.

    Credit Risk

        Credit risk entails the book loss that would be reported on the closing date if counterparties completely neglected to fulfill their payment liability in accordance with agreements. We have limited its credit risk in respect of receivables by continually conducting credit assessments of the customer stock. Since we have a highly varied customer stock that covers individuals as well as companies, this entails that the credit risk is limited. We make provisions for any credit losses, and these have remained within management's expectations.

Item 12: Description Of Securities Other Than Equity Securities

        This item is not applicable.

Item 13: Defaults, Dividend Arrearages And Delinquencies

        This item is not applicable.

Item 14: Material Modifications To The Rights Of Security Holders And Use Of Proceeds

        This item is not applicable.

Item 15: Controls and Procedures

        Within the 90 days prior to the date of this report, the Company carried out an evaluation under the supervision and with the participation of the Company's management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon and as of the date of the Company's evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed in the reports the Company files and submits under the Exchange Act is recorded, processed, summarized and reported as and when required.

        There were no significant changes in the Company's internal controls or in other factors that could significantly affect internal controls subsequent of the date of the most recent evaluation, nor were there any significant deficiencies or material weaknesses in our internal controls identified that required corrective actions.

Item 16: Reserved

PART II

Item 17: Financial Statements

        The registrant has responded to Item 18 in lieu of responding to this item.

Item 18: Financial Statements

        The financial statements listed in the Index to Financial Statements are filed or incorporated by reference as a part of this Annual Report.

Item 19: Exhibits

        The following is a list of exhibits filed as part of this Annual Report, including exhibits incorporated by reference.

Number	Description
1.1	Articles of Association of Tele2 AB (as amended and adopted on May 17, 2001) (unofficial translation).(1)
2.1
Deposit Agreement, dated as of January 17, 1997, among NetCom, The Bank of New York as Depositary and the Owners and Beneficial Owners from time to time of American Depositary Receipts evidencing American Depositary Shares representing Series B Shares of NetCom.(2)
2.2
Specimen form of American Depositary Receipt representing NetCom's American Depositary Shares evidencing the right to receive one Series B Share (nominal value SEK 5 per share) (included as Exhibit A to Exhibit 2.1 herein).(2)
2.3
Deposit Agreement, dated as of August 24, 2000, among NetCom, The Bank of New York as Depositary and the Owners and Beneficial Owners from time to time of American Depositary Receipts evidencing American Depositary Shares representing Series A Shares of NetCom.(3)
2.4
Specimen form of American Depositary Receipt representing NetCom's American Depositary Shares evidencing the right to receive one Series A Share (nominal value SEK 5 per share) (included as Exhibit A to Exhibit 2.3 herein).(3)
4.1	License to Provide Telephony Services within a Public Telecommunications Network, issued by the National Post & Telecom Agency to Tele2 AB, dated October 25, 1994 (unofficial translation).(4)
4.2
License to Provide Mobile Telecommunications Services within a Public Telecommunications Network, issued by the National Post & Telecom Agency to Comviq GSM AB, dated April 7, 1995 (unofficial translation).(4)
4.3
License of Millicom Luxembourg S.A. to establish and operate a cellular digital network for mobile communications, granted by the Communications Minister of the Grand Duchy of Luxembourg on November 30, 1997.(5)
4.4
License of Tele2 AG, dated February 22, 2000, to establish and operate a mobile communications network and mobile communications services granted by the Government of the Principality of Liechtenstein.(6)
4.5	License and Franchise Agreement between Everyday Webguide AB, Everyday Holding B.V. and SEC relating to Everyday.com.(6)
4.6	License to render wireless telecommunications services in the Republic of Latvia, dated August 29, 2000, granted by the Minister of transport of the Republic of Latvia.(1)
4.7
License to establish and operate a public national mobile digital cellular GSM-900 radio telecommunication network and to provide services via the network, granted by the Minister of transport of the Republic of Lithuania.(1)
4.8	Operating License for a Mobile Communication Network of General Use, issued by the Communications Board of Estonia, dated as of November 24, 2000.(1)
4.9	Agreement between Industriförvaltnings AB Kinnevik and Comviq GSM AB regarding the Banverket Rights, dated April 15, 1994.(4)

4.10	Agreement between Industriförvaltnings AB Kinnevik and Tele2 AB regarding the Banverket Rights, dated January 1995.(4)
4.11	Agreement, dated October 28, 1998, between Millicom Holding B.V. and NetCom AB for the acquisition of the entire issued share capital of Beleggingsmaatschappij Belmus B.V.(7)
4.12
Shareholders' Agreement, dated January 29, 1999, among Tele2 AB, Levicom International Holdings B.V., Levicom Investments Curacao N.V., the shareholders of Levicom Investments Curacao N.V. and NetCom AB relating to AS Levicom Cellular.(7)
4.13	Share Purchase Agreement, dated January 29, 1999, between Levicom International Holdings B.V. and Tele2 AB.(7)
4.14	Framework Agreement, dated as of March 15, 2001, between TeliaSonera AB (publ), Telia Mobile AB, NetCom AB (publ) and Tele2 AB.(8)
4.15	Shareholder Agreement, dated as of March 15, 2001, between TeliaSonera AB (publ), Telia Mobile AB, NetCom AB (publ) and Tele2 AB.(8)
4.16
Amendment and restated Agreement, dated as of November 28, 2001, among Tele2 Sverige AB, Société Européenne de Communication S.A., ABN AMRO Bank N.V., CIBC World Markets plc, ING Bank N.V., Nordbanken AB (publ), Royal Bank of Scotland plc and Westdeutsche Landesbank Girozentrale, London Branch, amending and restating the Facility Agreement, dated as of August 22, 2001, including as Annex A the amended and restated form of the Facility Agreement.(9)
4.17	Share Purchase Agreement, dated as of November 30, 2001, between Millicom International Operations B.V., and Tele2 AB.(9)
4.18	Share Purchase Agreement, dated as of December 28, 2001, between Levicom International Holdings B.V. and Tele2 Sverige AB.(9)
4.19
Amendment Agreement, dated December 20, 2002, among Tele2 Sverige AB, Tele2 Holding AB, the Security Providers, the Original Cross-Guarantors, the Original Guarantors (as such terms are defined in the Amendment Agreement), Tele2 AB (publ), ABN AMRO Bank N.V., CIBC World Markets plc, ING Bank N.V., Nordea Markets, the Royal Bank of Scotland plc and WestLB, London Branch, amending and restating the amended and restated Senior Loan Facility dated as of November 28, 2001.
4.20
Second Amendment and Restatement Agreement, dated March 3, 2003, among Tele2 Sverige AB, Tele2 Holding AB, the Security Providers, the Original Cross-Guarantors, the Original Guarantors (as such terms are defined in the Second Amendment and Restatement Agreement), Tele2 AB (publ), the Lenders (as such term is defined in the Second Amendment and Restatement Agreement) Nordea Bank Sweden AB (publ) and CIBC World Markets plc, amending and restating the amended and restated Senior Loan Facility dated as of November 28, 2001.
8.1	List of subsidiaries and other associated companies of Tele2 AB as of December 31, 2002.
99.1	Certification of CEO Pursuant to 17 C.F.R. 240.13a-14 or 15d-14 as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
99.2	Certification of CFO Pursuant to 17 C.F.R. 240.13a-14 or 15d-14 as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

99.3	Certification of CEO and CFO Pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

(1)
Previously filed with the Securities and Exchange Commission in connection with the annual report on form 20-F for the year ended December 31, 2000.

(2)
Previously filed with the Securities and Exchange Commission in connection with the Registration Statement on Form F-1 on March 12, 1997 (No. 333-6516).

(3)
Previously filed with the Securities and Exchange Commission in connection with the Registration Statement on Form F-6 on August 24, 2000 (No. 333-12420).

(4)
Previously filed with the Securities and Exchange Commission in connection with the annual report on Form 20-F for the year ended December 31, 1996.

(5)
Previously filed with the Securities and Exchange Commission in connection with the Registration Statement on Form F-1 (No. 333-8952).

(6)
Previously filed with the Securities and Exchange Commission in connection with the Registration Statement on Form F-1 (No. 333-11782).

(7)
Previously filed with the Securities and Exchange Commission in connection with the annual report on Form 20-F for the year ended December 31, 1998.

(8)
Certain confidential portions of this agreement have been omitted from the filed exhibit under Rule 24b-2 under the Securities Exchange Act of 1934. In accordance with this rule, the full text of the agreement has been filed separately with the Securities and Exchange Commission.

(9)
Previously filed with the Securities and Exchange Commission in connection with the annual report on Form 20-F for the year ended December 31, 2001.

SIGNATURES

        Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TELE2 AB Registrant
/s/ LARS-JOHAN JARNHEIMER Lars-Johan Jarnheimer President and Chief Executive Officer

Date: June 27, 2003

CONSOLIDATED FINANCIAL STATEMENTS OF TELE2 AB,
AS OF AND FOR THE YEARS ENDED
DECEMBER 31, 2000, 2001 AND 2002

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of Tele2 AB (publ):

        We have audited the accompanying consolidated balance sheets of Tele2 AB and its subsidiaries, collectively "Tele2" as of December 31, 2002 and 2001 and the related consolidated income statements, statements of cash flows and of changes in shareholders' equity for each of the three years in the period ended December 31, 2002, all expressed in Swedish kronor. These financial statements are the responsibility of Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform our audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Tele2 at December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in Sweden.

        Accounting principles generally accepted in Sweden vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of consolidated net income expressed in Swedish kronor for each of the three years in the period ended December 31, 2002 and the determination of consolidated shareholders' equity also expressed in Swedish kronor at December 31, 2002, 2001 and 2000 to the extent summarized in Note 37 to the consolidated financial statements.

Stockholm, Sweden
March 3, 2003

Pål Wingren
Authorized Public Accountant
PricewaterhouseCoopers AB

Tele2 AB AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENTS

(in millions except per share data)

	Year ended December 31,
Income statement
	Note	2000	2001	2002	2002
		SEK	SEK		USD
					(Unaudited)
Operating revenue	(1)	12,440	25,085	31,282	3,598
Cost of services sold		(8,078)	(17,715)	(19,890)	(2,288)

Gross profit		4,362	7,370	11,392	1,310
Selling expenses		(3,499)	(6,652)	(7,279)	(837)
Administrative expenses	(36)	(797)	(2,188)	(2,571)	(296)
Executive options		229	—	—	—
Other operating revenue	(3)	212	189	50	6
Other operating expenses	(4)	(87)	(75)	(62)	(7)

Operating profit/loss	(2, 35)	420	(1,356)	1,530	176
Profit/loss in associated companies:
Result from associated companies	(5)	(44)	(58)	(41)	(5)
Sale of associated companies	(6)	—	91	5	1
Profit/loss on financial investments:
Result from other securities and receivables classified as fixed assets	(7)	6	4	(84)	(10)
Other interest revenue and similar income	(8)	57	65	165	19
Interest expenses and similar costs	(9)	(274)	(690)	(779)	(89)

Profit/loss after financial items		165	(1,944)	796	92
Tax on profit/loss for the year	(10)	(561)	2,335	(574)	(66)
Minority interest		—	1	1	—

Profit/loss for the year	(31-32)	(396)	392	223	26

Earnings/loss per share	(23)	SEK (3.47)	SEK 2.70	SEK 1.51	0,17
Earnings/loss per share after full dilution	(23)	SEK (3.47)	SEK 2.70	SEK 1.51	0,17
Number of shares	(23)	144,798,726	147,360,175	147,460,175
Average number of shares	(23)	114,087,366	145,003,847	147,360,175
Number of shares after dilution	(23)	145,098,726	147,560,175	148,223,175
Average number of shares after dilution	(23)	114,224,866	145,223,466	147,634,293

        Solely for the convenience of the reader, the 2002 financial statements have been translated into United States Dollars (USD) using the December 31, 2002 noon buying rate of the Federal Reserve Bank of New York of USD 1 = SEK 8.6950.

The accompanying notes are an integral part of these financial statements.

TELE2 AB AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(in millions)

	At December 31,
Balance sheet
	Note	2001	2002	2002
		SEK	SEK	USD
				(Unaudited)
ASSETS
Fixed assets
Intangible assets
Licenses and right of use	(11)	736	509	58
Goodwill	(11)	27,033	24,587	2,828

Total intangible assets		27,769	25,096	2,886
Tangible assets
Buildings and land	(12)	124	115	13
Machinery and other technical plant	(12)	8,270	8,334	959
Equipment, tools and installations	(12)	687	575	66
Fixed plant under construction	(12)	350	233	27

Total tangible assets		9,431	9,257	1,065
Financial fixed assets
Shares in group companies	(13)	—	—	—
Shares in associated companies	(14)	326	542	62
Receivables from associated companies	(15)	115	19	2
Other long-term holdings of securities	(16)	202	139	16
Other long-term receivables	(17)	85	74	9
Deferred tax receivable	(10)	1,764	1,246	143

Total financial fixed assets		2,492	2,020	232

Total fixed assets		39,692	36,373	4,183
Current assets
Inventory		362	353	41
Current receivables
Accounts receivable	(18)	3,624	4,373	503
Current tax receivables		6	1	—
Other receivables	(19)	530	250	29
Prepaid expenses and accrued revenues	(20)	2,769	3,049	351

Total current receivables		6,929	7,673	883
Cash and bank balances	(21)	2,275	2,473	284

Total current assets		9,566	10,499	1,208

Total assets	(31-32)	49,258	46,872	5,391

        Solely for the convenience of the reader, the 2002 financial statements have been translated into United States Dollars (USD) using the December 31, 2002 noon buying rate of the Federal Reserve Bank of New York of USD 1 = SEK 8.6950.

The accompanying notes are an integral part of these financial statements.

	At December 31,
Balance sheet
	Note	2001	2002	2002
		SEK	SEK	USD
				(Unaudited)
EQUITY AND LIABILITIES
Shareholders' equity	(22)
Restricted equity
Share capital	(23)	737	737	85
Restricted reserves		35,741	24,401	2,806

Total restricted equity		36,478	25,138	2,891
Non-restricted reserves/accumulated losses
Non-restricted reserves/accumulated losses		(7,353)	3,367	387
Profit/loss of the year		392	223	26

Total non-restricted reserves/accumulated losses		(6,961)	3,590	413

Total shareholders' equity		29,517	28,728	3,304
Minority interest		28	22	3
Provisions
Shares in associated companies	(14)	102	28	3

Total provisions		102	28	3
Long-term liabilities
Interest-bearing
Liabilities to financial institutions	(24)	10,843	7,876	906
Bank overdraft facility	(21)	14	—	—
Other liabilities	(25)	115	23	3

Total interest-bearing liabilities		10,972	7,899	909
Non-interest-bearing
Other liabilities		8	—	—

Total non-interest-bearing liabilities		8	—	—

Total long-term liabilities		10,980	7,899	909
Current liabilities
Interest-bearing
Liabilities to financial institutions	(24)	731	2,377	273
Other liabilities	(25)	151	5	1

Total interest-bearing liabilities		882	2,382	274
Non-interest-bearing
Accounts payable		3,344	3,542	407
Current tax liabilities		16	57	6
Other liabilities	(26)	375	441	51
Accrued expenses and prepaid revenues	(27)	4,014	3,773	434

Total non-interest-bearing liabilities		7,749	7,813	898

Total current liabilities		8,631	10,195	1,172

Total shareholders' equity and liabilities	(31-32)	49,258	46,872	5,391

PLEDGED ASSETS AND CONTINGENT LIABILITIES
Pledged assets	(28)	24,139	23,678	2,723
Contingent liabilities	(29)	None	None	None

        Solely for the convenience of the reader, the 2002 financial statements have been translated into United States Dollars (USD) using the December 31, 2002 noon buying rate of the Federal Reserve Bank of New York of USD 1 = SEK 8.6950.

The accompanying notes are an integral part of these financial statements.

TELE2 AB AND SUBSIDIARIES

CONSOLIDATED CASH FLOW STATEMENTS

(in millions)

	Year ended December 31,
Cash flow statement
	Note	2000	2001	2002	2002
		SEK	SEK	SEK	USD (Unaudited)
Operating activities
Operating profit/loss		420	(1,356)	1,530	176
Adjustments of income/expense items that do not generate cash flow from operating activities:
Depreciation and amortization		1,400	3,054	3,597	414
Capital losses/gains on sale of machinery, other technical plant		16	40	9	1
Financial leases		(13)	(14)	(20)	(2)
Exchange rate differences		(5)	—	63	7
Interest received		61	54	157	18
Interest paid		(280)	(569)	(619)	(71)
Financial expenses paid		(16)	(55)	(104)	(12)
Tax paid/refund		(9)	7	(49)	(6)

		1,574	1,161	4,564	525
Change in working capital:
Inventory		(25)	(66)	(12)	(1)
Accounts receivable		(79)	(837)	(815)	(94)
Other current receivables		(51)	(69)	167	19
Prepaid expenses and accrued revenues		(448)	(851)	(185)	(21)
Accounts payable		105	566	236	27
Other current liabilities		100	112	123	14
Accrued expenses and prepaid revenues		(57)	397	287	33
Provisions		(236)	—	—	—

		(691)	(748)	(199)	(23)

Cash flow provided by operating activities		883	413	4,365	502
Investing activities
Acquisition of intangible fixed assets		(228)	(17)	(208)	(24)
Sale of intangible fixed assets		3	—	—	—
Acquisition of tangible fixed assets		(1,386)	(2,167)	(1,699)	(195)
Sale of tangible fixed assets		101	38	17	2
Acquisition of shares in Group companies, excluding cash	(13)	843	831	(346)	(40)
Acquisition of other long-term securities		(1)	(334)	(317)	(37)
Sale of other long-term securities		—	236	40	5
Other long-term lending		(103)	(103)	(12)	(1)
Payments received on other long-term lending		1	49	9	1

Cash flow from investing activities	(30)	(770)	(1,467)	(2,516)	(289)
Financing activities
Raising of loans from credit institutions		2,446	12,139	528	61
Amortization of loans from credit institutions		(787)	(9,861)	(1,744)	(201)
Raising of other interest-bearing liabilities		—	342	12	1
Amortization of other interest-bearing liabilities		(575)	(842)	(209)	(24)
New share issue		37	15	15	2

Cash flow from financing activities		1,121	1,793	(1,398)	(161)
Net change in cash		1,234	739	451	52
Liquid funds at beginning of year	(21)	421	1,511	2,275	262
Exchange rate differences in liquid funds	(21)	(144)	25	(253)	(29)

Liquid funds at end of year*	(21)	1,511	2,275	2,473	285

*of which, blocked accounts	(21)	434	897	870	100
For additional cash flow information:	(30)

        Solely for the convenience of the reader, the 2002 financial statements have been translated into United States Dollars (USD) using the December 31, 2002 noon buying rate of the Federal Reserve Bank of New York of USD 1 = SEK 8,6950.

The accompanying notes are an integral part of these financial statements.

TELE2 AB AND SUBSIDIARIES

CHANGE IN SHAREHOLDERS' EQUITY

(in millions)

	Note	Share Capital	Restricted reserves	Unrestricted reserves	Total shareholders' equity
		(SEK in millions)
Closing shareholders' equity Dec 31, 1999		519	4,242	1,899	6,660
Items reported directly against shareholders' equity
Step acquisitions, SEC		—	—	(284)	(284)
Exchange-rate difference	(22)	—	1,050	(301)	749

Total items reported directly against shareholders' equity		519	5,292	1,314	7,125
Other changes in shareholders' equity
New share issue, acquisition of SEC		204	19,569	—	19,773
New share issue		1	36	—	37
Transfers within shareholders' equity		—	201	(201)	—
Net profit/loss for the year		—	—	(396)	(396)

Closing shareholders' equity Dec 31, 2000		724	25,098	717	26,539
Closing shareholders' equity Dec 31, 2000		724	25,098	717	26,539
Items reported directly against shareholders' equity
Step acquisitions		—	—	(12)	(12)
Exchange-rate difference	(22)	—	1,844	(110)	1,734

Total items reported directly against shareholders' equity		—	1,844	(122)	1,722
Other changes in shareholders' equity
New share issue, acquisition of Tele2 Russia		12	837	—	849
New share issue		1	14	—	15
Transfers within shareholders' equity		—	7,948	(7,948)	—
Net profit/loss for the year		—	—	392	392

Closing shareholders' equity Dec 31, 2001		737	35,741	(6,961)	29,517
Closing shareholders' equity Dec 31, 2001		737	35,741	(6,961)	29,517
Items reported directly against shareholders' equity
Exchange-rate difference	(22)	—	(4,189)	3,163	(1,026)

Total items reported directly against shareholders' equity		—	(4,189)	3,163	(1,026)
Other changes in shareholders' equity
New share issue		—	14	—	14
Utilization of share premium reserve		—	(7,387)	7,387	—
Transfers within shareholders' equity		—	222	(222)	—
Net profit/loss for the year		—	—	223	223

Closing shareholders' equity Dec 31, 2002		737	24,401	3,590	28,728

TELE2 AB AND SUBSIDIARIES

NOTES

(in SEK millions)

Operations

        Established in 1993, Tele2 AB is the leading alternative pan-European telecommunications company, offering fixed and mobile telephony, data network and Internet services under the Tele2, Tango, Comviq brands to 16.8 million customers in 22 countries. Tele2 operates Datametrix, which specializes in systems integration, 3C Communications, which is active in public pay phones and public Internet terminals, Transac, which is engaged in, data processing of card transactions and invoices, for example; C3, which provides cash cards for fixed telephony, and Optimal Telecom, with "lowest-price guarantee" for households. The Group also offers cable-TV and, together with MTG, owns the Everyday.com Internet portal.

Significant events after the end of the financial year

        In February 2003 Tele2 acquired 100% of the shares in Alpha Telecom. Alpha Telecom is the UK's leading operator in prepaid fixed network telephony for individuals and a market leader in cash cards for fixed telephony. The acquisition of Alpha Telecom presents a unique opportunity for Tele2 to reach critical mass in the UK market and is in line with our strategy to enter the UK market in stages. At the time of the acquisition, Alpha Telecom reported sales of about 1.25 million cash cards per month from 60,000 sales outlets in the UK and reported sales of SEK 1.9 billion. The acquisition price amounted to approximately SEK 780 million, on a debt-free basis.

General accounting principles

        The annual report has been prepared in accordance with the Annual Accounts Act and recommendations of the Swedish Financial Accounting Standards Council's Emerging Issues Task Forece and the Swedish Financial Accounting Standards Council's recommendations RR1: 00-RR28, of which RR2:02, RR22 and RR24-RR28 were applied before they came into force.

        In 2002, Tele2 modified its accounting principles to conform to recommendations RR2:02 Inventories, RR22- Presentation of Financial Reports, RR23-Information on Related Parties, RR24- Investment Properties, RR25-Reporting for segments - operating areas and geographical areas, RR26- Events after the Balance Sheet Date, RR27-Financial Instruments:Disclosure and Presentation, and RR28-Government Grants. The new recommendations have no significant impact on Tele2's financial reporting.

        Effective 2003, Tele2 will apply RR29 Employee Benefits, which means that defined-benefit pension plans for all the Group's subsidiaries are to be reported on the basis of uniform principles. To date, Tele2 has reported such plans in line with local rules and stipulations in each country. Since the company primarily has defined-contribution plans (Note 37), the introduction of RR29 is not expected to have any material impact on the Group's earnings and financial position.

        Assets and liabilities in subsidiaries are valued on the basis of the accounting principles applied by the Parent Company.

Estimates and assumptions

        Some items in the consolidated accounts are based on estimates and assumptions. Actual results could differ from those estimates.

Consolidated accounts

        The consolidated financial statements include the accounts of the Parent Company and all companies in which the Parent Company, directly or indirectly, controls more than 50% of the votes, or in some other respect has a decisive influence.

        The consolidated financial statements have been prepared in accordance with the purchase method, whereby consolidated stockholders' equity includes equity in subsidiaries earned only after acquisition.

        All assets and liabilities in a subsidiary on the date of acquisition are evaluated to determine the acquisition value to the Group. Any difference between the acquisition price and the fair value of the acquired net assets are reported as goodwill or negative goodwill.

        The current method is used to translate the accounts of foreign subsidiaries. Consequently, the exchange rate on the closing date is used to translate items in the balance sheet, while items in the income statement are translated using the average exchange rate for the year

        All non-Swedish companies in the Tele2 Group are regarded as independent foreign operations since they conduct independent operations and operations that are pursued with transactions in local currency, so that exchange rate differences arising from translations are charged directly to shareholders' equity.

        When an independent foreign operation is divested, the accumulated exchange-rate differences attributable to the divested operation are reported in the income statement.

Accounting for associated companies and joint ventures

        Companies in which the shareholding is regarded as long term and in which the Group's voting rights amount to a minimum of 20% and a maximum of 50%, or in which the management believes that the shareholders have equal control, are treated as associated companies. Companies in which the owners have major control pursuant to agreement are regarded as joint ventures.

        Associated companies and joint ventures ("associated companies") are reported in accordance with the equity method. This means that the book value of the shares in the associated company that is reported in the consolidated financial statements corresponds to the Group's share in the equity of the associated company and any residual value of consolidated surplus values after adjustment to the consolidated accounting principles. Participation in earnings after net financial items of the associated company are reported in the income statement in the item "Result from shares in associated companies" along with amortization of acquired surplus values. The share of associated companies' tax expense and deferred tax expense/income is reported in the income statement in the item "Tax on profit for the year" and in the balance sheet as "Shares in associated companies". Earnings accrued in associated companies arising after the acquisition date, and which have not yet materialized through dividends, are allocated to the equity method reserve, which comprises part of restricted shareholders' equity in the Group. The equity share reduces unrestricted shareholders' equity in the event of losses.

        In the event of an increase or decrease in the Group's equity share in associated companies through share issues, the loss or gain is reported in the consolidated income statement in the item "Result from participations in associated companies". If the non-recurring effect is significant, the amount is reported in the item "Items affecting comparability".

        In the event of negative shareholders' equity in associated companies and in which the company has pledged to contribute additional capital, the negative portion is reported as a provision.

        Group surplus values relating to foreign associated companies are reported as assets in foreign currencies. These values are translated in accordance with the same principles as the income statements and balance sheets for associated companies.

Minority interest

        The minority share in net profit/loss and shareholders' equity is reported as minority interest.

Receivables and liabilities of Swedish and non-Swedish subsidiaries denominated in foreign currencies

        Receivables and liabilities of Group companies denominated in foreign currencies have been translated into Swedish kronor applying the year-end rate.

        Gains or losses on foreign exchange in international transactions related to regular operations are included in the income statement under "Other operating revenues" and "Other operating expenses", respectively, while differences in financial receivables and liabilities are reported among financial items. Note 22 summarizes the exchange rate differences charged directly to shareholders' equity and the differences that affected profit/loss for the year.

        Long-term lending to/borrowing from Tele2's foreign operations is regarded as a permanent part of the Parent Company's financing of/borrowing from foreign operations, and thus as an expansion/ reduction of the Parent Company's investment in the independent foreign operation. This lending/ borrowing is translated at the historical rate of exchange if the borrowing is denominated in the foreign company's currency.

Fixed assets

        Intangible and tangible fixed assets are reported in net form after deductions for accumulated amortization and depreciation according to plan. Depreciation/amortization according to plan is based on the acquisition value of the assets and the estimated utilization period. Note 2 presents depreciation and amortization schedules for fixed assets and reasons for amortizing certain intangible fixed assets over utilization period longer than five years.

        If there is an indication that a tangible or intangible asset has declined in value, an estimate is made of its recovery value. If the calculated recovery value is less than the reported value, a write-down is made to the asset's recovery value.

Intangible assets

License fees and right of use

        The Company holds a number of licenses issued by the Swedish National Post and Telecom Agency and the equivalent licensing authority in other countries. Capitalized expenses for these rights are amortized over the duration of the contract.

Goodwill

        Goodwill is defined as the difference between the purchase cost of shares or assets acquired and the market value of net assets.

Tangible assets

Buildings and land

        Buildings and land pertain to fixed assets intended for use in actual operations. Buildings are written off straight-line over the utilization period. Acquisition value includes direct costs attributable to the building.

Machinery and technical plant

        Machinery and technical plant include equipment and machinery intended for use in operations, such as network installations. The asset is written off on a straight-line basis over the utilization period. The acquisition value includes direct expenses attributable to the construction and installation of networks. Interest directly relating to acquisition, construction or production of an asset that necessarily requires considerable time to complete for the intended application is included in the acquisition value of the asset.

        Additional expenses for extensions and improvements that increase value are capitalized, while additional expenses for repairs and maintenance are charged continually to income during the period in which they arise.

Equipment, tools and installations

        Equipment comprises assets used in administration, sales and operations.

Proprietary software for internal use

        Tele2 capitalizes certain direct development costs attributable to software for internal use. These are written off over the period of use, which commences when the asset is ready for application. Costs attributable to the project phase in the planning stage as well as costs for maintenance and training are expensed as they arise.

Leasing

        Leases are classified as either financial or operating leases. A lease is considered financial if all economic risks and benefits associated with ownership of the asset have been transferred, to a material degree, to the lessee; otherwise, the lease is an operating lease. In the case of financial leases as reported in the consolidated financial statements, each asset is entered as a tangible fixed asset, and a corresponding amount is entered as a loan on the liability side of the balance sheet. In the income statement, the cost of the lease is divided into a depreciation portion and an item in interest expense. The asset is written off on a straight-line basis over the utilization period.

        Agreements covering financial leases before January 1, 1997 have been reported as operational leases in line with a transitional rule.

Materials and supplies

        Inventories of materials and supplies are valued in line with the first-in, first-out principle at the lower of purchase cost and market value.

Receivables

        Receivables are reported in the amounts expected to be paid.

Liquid funds

        Liquid funds consist of cash and bank balances as well as current investments with a maturity of a maximum three months. Liquid funds according to the cash flow statement and balance sheet include blocked bank accounts.

Financial items

        Financial items are reported originally at their acquisition value. Current financial assets are subsequently reported in line with the lower of cost and market value. Financial items such as cash and bank balances, current investments, receivables and liabilities, prepaid income and current liabilities to financial institutions are viewed as corresponding to their real value as they are of a short-term nature. The book value of long-term liabilities to financial institutions is also regarded as corresponding to their real value.

Shareholders' equity

        Shareholders' equity consists of registered share capital, reserves that are not available for distribution (statutory reserve, share premium reserve and other restricted reserves) and disposable earnings/accumulated losses, net profit/loss and shares in losses of associated companies.

        The share premium reserve pertains to surplus portions when a company's shares are issued at a price that exceeds the normal value. The equity reserve pertains to positive earnings of associated companies received after the acquisition date. According to the Swedish Companies Act, a provision must be made each year to the statutory reserve in a minimum amount corresponding to 10% of that portion of net profit for the year that is not used to cover retained losses until the statutory reserve and the share premium reserve, combined, correspond to 20% of the share capital. Restricted reserves in Tele2 and the Swedish Group companies may be used to increase share capital in order to cover accumulated losses, under certain conditions. Other restricted reserves pertain to the equity share of untaxed reserves, deferred tax receivables and a portion of exchange-rate differences.

        According to the Swedish Companies Act, Tele2's unrestricted earnings after the requisite provision to the statutory reserve and after covering accumulated losses of previous years are available for distribution to shareholders. The legal limit for distributable funds is represented by rules to the effect that dividends may not threaten the company's liquidity or overall position or exceed unrestricted shareholders' equity in the Group. The dividend is determined by shareholders at the Annual General Meeting and, generally, may not exceed the dividend proposed by the Board.

Revenue recognition

        Sales are reported net of VAT, discounts and exchange rate differences for sales in foreign currency. Revenue from telephony, cable TV and other services and products is recognized at the time the service/product is supplied to the customer.

        Revenue from mobile telecommunications services primarily comprises amounts charged to contract customers in respect of monthly charges, which are invoiced and recorded as part of a periodic billing cycle, and airtime usage, which is recognized as the mobile services are provided. Unbilled revenue resulting from mobile services provided to contract customers from the billing cycle date to the end of each period is accrued and unearned monthly access charges relating to period after each accounting period end are deferred. Revenue from sales to prepaid phone cards is deferred until such time as the customer uses the airtime.

        Revenue from the Company's fixed line businesses is primarily derived from call charges, which is recognized as the services are provided. International telephone revenue also arises from amounts receivable from overseas telephony service providers in respect of return traffic carried on Tele2's network. Unbilled revenue resulting from fixed line services provided to customers and to international telephony service providers from the billing cycle date to the end of each period is accrued.

Marketing expenses

        Expenditure for advertising and other marketing activities is charged on an ongoing basis.

Corporate income tax

        Consolidated profit or loss for the year is charged with the tax on taxable income for the year ("Current tax") and with estimated tax charges or credits for temporary differences ("Deferred tax"). A temporary difference is a provision to appropriations made by an individual company or any other item that merely alters the time when an item is considered taxable or entitling the company to a deduction.

        The calculation of deferred tax receivables in the Group takes into account the Group's loss carry-forwards to the extent that it is expected they can be used in the foreseeable future. Deferred tax receivables and deferred tax liabilities are netted only among units with the same domicile for tax purposes.

Earnings per share

        Earnings per share after dilution is calculated according to a method in which the present value of the exercise price of the option is assumed to be used to acquire shares at the average market value during the accounting period. If the result for the year is negative, this does not affect the calculation, since the dilution may not reduce the loss per share.

Transactions with related parties

        Transactions with related parties are shown in Note 33.

US accounting principles (US GAAP)

        The Group's balance sheet and income statement were drawn up in accordance with Swedish accounting principles. These diverge to a certain extent from US accounting principles (US GAAP). Note 37 includes a quantitative reconciliation of the Company's net income or loss for each period as well as shareholders' equity to amounts determined in accordance with US GAAP.

Other information

        Tele2 AB is a limited liability company domiciled in Stockholm, Sweden. The company's head office (phone +46 8 5620 0060) is located at Skeppsbron 18, Box 2094, 103 13 Stockholm, Sweden.

Note 1    Operating revenue

Operating area by market area:

	Operating revenue
	Year ended December 31,
	2000	2001	2002	Change
	(SEK in millions)
Nordic:
Mobile telephony	4,800	6,029	7,109	18%
Fixed telephony and Internet	5,294	5,886	6,637	13%
Cable TV	190	171	270	58%
Data processing	197	280	214	(24)%
Intra-Group sales	(620)	(468)	(664)	42%

Total, Nordic	9,861	11,898	13,566	14%
Of which, Tele2 in Sweden; Mobile telephony	4,777	5,720	6,611	16%
Of which, Tele2 in Sweden; Fixed telephony	3,013	3,183	3,877	22%
Of which, Tele2 in Sweden; Cable TV	177	157	253	61%

Of which, Tele2 in Sweden; Total	7,967	9,060	10,741	19%
Eastern Europe and Russia:
Mobile telephony	222	1,094	2,068	89%
Fixed telephony and Internet	5	34	198	482%
Cable TV	—	—	26	—
Data processing	34	53	77	45%
Intra-Group sales	(25)	(33)	(49)	48%

Total, Eastern Europe and Russia	236	1,148	2,320	102%
Central Europe:
Mobile telephony	4	25	145	480%
Fixed telephony and Internet	1,014	5,339	5,922	11%
Intra-Group sales	(90)	(520)	(378)	(27)%

Total, Central Europe	928	4,844	5,689	17%
Southern Europe:
Fixed telephony and Internet	882	5,591	8,415	51%
Intra-Group sales	(39)	(467)	(310)	(34)%

Total, Southern Europe	843	5,124	8,105	58%
Luxembourg:
Mobile telephony	74	471	535	14%
Fixed telephony and Internet	50	211	209	(1)%
Cable TV	—	—	2	—
Data processing	37	104	124	19%
Intra-Group sales	(18)	(123)	(116)	(6)%

Total, Luxembourg	143	663	754	14%
Branded products & services
Mobile telephony	—	17	—	—
Fixed telephony and Internet	496	1,559	1,004	(36)%
Intra-Group sales	(67)	(168)	(156)	(7)%

Total, Branded products & services	429	1,408	848	(40)%

Total by market	12,440	25,085	31,282	25%

	Operating revenue
	Year ended December 31,
	2000	2001	2002	Change
	(SEK in millions)
Mobile telephony	5,100	7,636	9,857	29%
Fixed telephony and Internet	7,741	18,620	22,385	20%
Cable-TV	190	171	298	74%
Data processing	268	437	415	(5)%
Intra-Group sales	(859)	(1,779)	(1,673)	(6)%

Total by operating area	12,440	25,085	31,282	25%

        Intra-group sales include sales to companies in the Tele2 Group. Intra-Group sales in each market area and additional information concerning the segments are shown in Note 31, Market areas and Note 32, Operating areas. Sales of telephones are included in operating revenue in the amount of SEK 453 million (2001: SEK 306 million, 2000: SEK 96 million).

        Optimal Telecom, which was previously reported in the Branded products and services market area, is included in the concept "Tele2 Sweden" as of January 1, 2002 and in the Nordic market area. Operating revenue for Optimal Telecom amounted to SEK 450 million in 2001.

        During the first quarter of 2002, Tele2 won a case in the County Administrative Court against Telia regarding the principles of payment for joint traffic charges, which means that Telia is responsible for paying SEK 350 million for switched traffic transited via its network (Cascade Accounting). As a result, operating revenue was positively affected in the amount of SEK 237 million in 2002 for traffic attributable to earlier periods.

Note 2    Depreciation/amortization for the year and operating profit

Market area split by business areas:

	EBITDA*			Depreciation/Amortization			EBIT**
	Year ended December 31,
	2000	2001	2002	2000	2001	2002	2000	2001	2002
	(SEK in millions)
Nordic:
Mobile telephony	2,237	2,917	3,576	(287)	(354)	(791)	1,950	2,563	2,785
Fixed telephony and Internet	667	847	1,187	(501)	(484)	(466)	166	363	721
CableTV	26	(11)	41	(63)	(72)	(73)	(37)	(83)	(32)
Data processing	13	15	10	(14)	(3)	(5)	(1)	12	5

Total, Nordic	2,943	3,768	4,814	(865)	(913)	(1,335)	2,078	2,855	3,479
Of which, Tele2 in Sweden; Mobile telephony	2,200	3,111	3,646	(286)	(352)	(388)	1,914	2,759	3,258
Of which, Tele2 in Sweden; Fixed telephony	499	675	870	(363)	(351)	(347)	136	324	523
Of which, Tele2 in Sweden; Cable TV	29	(13)	41	(62)	(70)	(70)	(33)	(83)	(29)

Of which, Tele2 in Sweden; Total	2,728	3,773	4,557	(711)	(773)	(805)	2,017	3,000	3,752
Eastern Europe and Russia:
Mobile telephony	(14)	320	611	(47)	(244)	(339)	(61)	76	272
Fixed telephony and Internet	(24)	(56)	(76)	(6)	(23)	(29)	(30)	(79)	(105)
Cable TV	—	—	(1)	—	—	(12)	—	—	(13)
Data processing	9	8	7	(6)	(11)	(10)	3	(3)	(3)

Total, Eastern Europe and Russia:	(29)	272	541	(59)	(278)	(390)	(88)	(6)	151
Central Europe:
Mobile telephony	1	(21)	(186)	(1)	(3)	(17)	—	(24)	(203)
Fixed telephony and Internet	(501)	(585)	105	(10)	(98)	(116)	(511)	(683)	(11)

Total, Central Europe	(500)	(606)	(81)	(11)	(101)	(133)	(511)	(707)	(214)
Southern Europe:
Fixed telephony and Internet	(331)	(1,331)	(101)	(5)	(96)	(129)	(336)	(1,427)	(230)

Total, Southern Europe	(331)	(1,331)	(101)	(5)	(96)	(129)	(336)	(1,427)	(230)
Luxembourg:
Mobile telephony	6	101	161	(14)	(65)	(65)	(8)	36	96
Fixed telephony and Internet	(98)	(61)	6	(5)	(48)	(18)	(103)	(109)	(12)
Cable TV	—	—	(29)	—	—	(5)	—	—	(34)
Data processing	1	(35)	(12)	—	(5)	(4)	1	(40)	(16)

Total, Luxembourg	(91)	5	126	(19)	(118)	(92)	(110)	(113)	34
Branded products & services:
Mobile telephony	—	(22)	—	(2)	—	—	(2)	(22)	—
Fixed telephony and Internet	(172)	(388)	(172)	(16)	(36)	(12)	(188)	(424)	(184)

Total, Branded products & services	(172)	(410)	(172)	(18)	(36)	(12)	(190)	(446)	(184)
Group depreciation/amortization				(423)	(1,512)	(1,506)	(423)	(1,512)	(1,506)

Total by market	1,820	1,698	5,127	(1,400)	(3,054)	(3,597)	420	(1,356)	1,530

* EBITDA = Operating profit before depreciation/amortization        ** EBIT = Operating profit after depreciation/amortization

	EBITDA*			Depreciation/Amortization			EBIT**
	Year ended December 31,
	2000	2001	2002	2000	2001	2002	2000	2001	2002
	(SEK in millions)
Mobile telephony	2,230	3,295	4,162	(351)	(666)	(1,212)	1,879	2,629	2,950
Fixed telephony and Internet	(459)	(1,574)	949	(543)	(785)	(770)	(1,002)	(2,359)	179
Cable-TV	26	(11)	11	(63)	(72)	(90)	(37)	(83)	(79)
Data processing	23	(12)	5	(20)	(19)	(19)	3	(31)	(14)
Group depreciation/amortization				(423)	(1,512)	(1,506)	(423)	(1,512)	(1,506)

Total by operating area	1,820	1,698	5,127	(1,400)	(3,054)	(3,597)	420	(1,356)	1,530

* EBITDA: Operating profit/loss before depreciation/amortization.
** EBIT: Operating profit/loss after depreciation/amortization.

	EBITDA-margin			EBIT-margin
	Year ended December 31,
	2000	2001	2002	2000	2001	2002
Nordic	30%	32%	35%	21%	24%	26%
of which, Tele2 in Sweden; Mobile telephony	46%	54%	55%	40%	48%	49%
of which, Tele2 in Sweden; Fixed telephony	17%	21%	22%	5%	10%	13%
of which, Tele2 in Sweden; Cable TV	16%	(8)%	16%	(19)%	(53)%	(11)%
of which, Tele2 in Sweden; Total	34%	42%	42%	25%	33%	35%
Eastern Europe and Russia	(12)%	24%	23%	(37)%	(1)%	7%
Central Europe	(54)%	(13)%	(1)%	(55)%	(15)%	(4)%
Southern Europe	(39)%	(26)%	(1)%	(40)%	(28)%	(3)%
Luxembourg	(63)%	1%	17%	(77)%	(17)%	5%
Branded products & services	(40)%	(29)%	(20)%	(44)%	(32)%	(22)%
Total by operating area	15%	7%	16%	3%	(5)%	5%

        The profit gauges above do not include internal sales to other companies in the Tele2 Group. Profit/loss including internal sales, depreciation by segment (with the exception of goodwill for the acquisition of SEC) and additional information on segments is shown in Note 31, Market areas and Note 32, Operating areas. Sales of telephones are included in operating expenses (cost of services sold) for the year in the amount of SEK -573 million (2001: SEK -543 million, 2000: SEK -120 million).

        Optimal Telecom, which was previously reported in the Branded products and services market area is included in the Nordic market area as of January 1, 2002. Operating profit/loss before and after depreciation/ amortization for Optimal Telecom in 2001 amounted to SEK -20 million and SEK -43 million, respectively.

By function:

	Depreciation/Amortization
	Year ended December 31,
	2000	2001	2002
	(SEK in millions)
Cost of services sold	(1,275)	(2,782)	(3,264)
Selling expenses	(35)	(75)	(83)
Administrative expenses	(90)	(197)	(250)

Total depreciation/amortization for the year by function	(1,400)	(3,054)	(3,597)

By type of asset:

	Depreciation/Amortization
	Year ended December 31,
	2000	2001	2002
	(SEK in millions)
Licenses and right of use	(16)	(46)	(339)
Goodwill	(426)	(1,506)	(1,512)
Buildings	(3)	(19)	(19)
Machinery and other technical plant	(875)	(1,276)	(1,350)
Equipment, tools and installations	(80)	(207)	(240)
Plant under construction	—	—	(137)

Total depreciation/amortization for the year by type of asset	(1,400)	(3,054)	(3,597)

Estimated utilization period:

Intangible assets:
Licenses and right of use	2-25 years
Goodwill	3-20 years
Tangible assets:
Buildings	5-40 years
Machinery and other technical plant	2-25 years
Equipment, tools, and installations	2-10 years

        Depreciation/amortization according to plan is based on the acquisition value of each fixed asset and its estimated utilization period. All depreciation/amortization is applied on a straight-line basis over the utilization period.

        Goodwill arising from the original acquisition of Comviq GSM AB and Tele2 Sverige AB and other acquisitions before 1996 are amortized over ten years. The goodwill arising in 1996 in conjunction with the acquisition of outstanding minority shareholding in Tele2 Sverige AB and outstanding options in Comviq GSM AB, is amortized over 20 years. Goodwill arising from the acquisition of Datametrix, Ritabell, SIA Tele2, SEC, Fora and Levicom Broadband is amortized over a period of 20 years. The amortization periods are set on the basis of the estimated long-term and strategic significance of each acquisition on the acquisition date. In the case of corporate acquisitions in new markets, an amortization period of 20 years is applied. Other goodwill is amortized over five years.

Note 3    Other operating revenue

	Year ended December 31,
	2000	2001	2002
	(SEK in millions)
Rental of capacity and antenna installations	105	64	—
Exchange gains in business operations	—	33	24
Divestment of fixed assets	4	2	9
Other revenue, external	103	90	17

Total other operating revenue	212	189	50

Note 4    Other operating expenses

	Year ended December 31,
	2000	2001	2002
	(SEK in millions)
Exchange loss from operations	(57)	(20)	(35)
Sale/scrapping of other fixed assets	(5)	(46)	(18)
Other expenses	(8)	(9)	(9)
Sale of shares in 4T Solution AB	(17)	—	—

Total other operating expenses	(87)	(75)	(62)

Note 5    Profit/loss on shares in associated companies

	Year ended December 31,
	2000	2001	2002
	(SEK in millions)
Participation in profit/loss of associated companies	(44)	(58)	(41)

Total profit/loss in associated companies	(44)	(58)	(41)

	Holding at December 31,			Year ended December 31,
	2000	2001	2002	2000	2001	2002
	(SEK in millions)
Svenska UMTS nät AB	—	50%	50%	—	(1)	(1)
Other associated companies	Note 16	Note 14	Note 14	(44)	(57)	(40)

Total net of profit/loss from associated companies				(44)	(58)	(41)

Profit/loss in associated companies:

	Year ended December 31,
	2000		2001		2002
	Sv UMTS nät	Other	Sv UMTS nät (9 months)	Other	Sv UMTS nät	Other
	(SEK in millions)
Profit/loss in each associated company	—	(9)	(2)	(113)	(2)	(108)
Holding	—	25% - 50%	50%	20% - 50%	50%	20% - 50%
Share of profit/loss	—	(5)	(1)	(57)	(1)	(39)
Change in accounting principles, start-up costs	—	(41)	—	—	—	—
Reversal to selling expenses	—	(18)	—	—	—	—
Change in share of profit/loss from preceding year	—	20	—	—	—	(1)

Total net profit/loss from associated companies	—	(44)	(1)	(57)	(1)	(40)

        In the fourth quarter of 2002, Tele2 sold its 20% shareholding in Moscow Cellular Communication, an associated company in Tele2 Russia Telecom BV Group (formerly Fora BV), which was acquired in 2001.

Extracts from the balance sheets and income statements of each associated company:

	Year ended December 31,
	2000		2001		2002
	Sv UMTS nät	Other	Sv UMTS nät (9 months)	Other	Sv UMTS nät	Other
	(SEK in millions)
Income statement:
Revenue	—	424	—	13	—	70
Operating profit/loss after depreciation/amortization	—	(30)	(11)	(103)	(20)	(86)
Profit/loss for the year	—	(9)	(2)	(113)	(2)	(108)

	Year ended December 31,
	2001		2002
	Sv UMTS nät	Other	Sv UMTS nät	Other
	(SEK in millions)
Balance sheet
Tangible assets	12	432	468	—
Intangible and financial assets	—	107	—	33
Current assets	492	141	545	80

Total assets	504	680	1,013	113

Shareholders' equity	498	130	995	(8)
Long-term liabilities	—	349	—	37
Current liabilities	6	201	18	84

Total shareholders' equity and liabilities	504	680	1,013	113

Note 6    Sales of associated companies

	Year ended December 31,
	2000	2001	2002
	(SEK in millions)
Sale of Moscow Cellular Communication	—	—	5
Sale of Transcom Worldwide S.A	—	91	—

Total sales of associated companies	—	91	5

Note 7    Profit/losses on other securities and receivables constituting fixed assets

	Year ended December 31,
	2000	2001	2002
	(SEK in millions)
Interest, external receivables	3	5	2
Writedown of shares in Xsource Corporation	—	—	(86)
Exchange rate differences	3	(1)	—

Total profit/loss on securities and receivables constituting fixed assets	6	4	(84)

Note 8    Other interest income

	Year ended December 31,
	2000	2001	2002
	(SEK in millions)
Interest, bank balances, etc	58	66	111
Interest, penalty interest, etc	—	—	47
Exchange rate differences on financial fixed assets	(1)	(1)	7

Total other interest income	57	65	165

Note 9    Interest expense and similar profit/loss items

	Year ended December 31,
	2000	2001	2002
	(SEK in millions)
Interest, loans	(205)	(557)	(679)
Interest, financial leasing	(11)	(11)	(13)
Interest, penalty interest rate and other liabilities	(34)	(53)	(30)
Exchange rate differences on financial liabilities	(6)	2	57
Other financial expenses	(18)	(71)	(114)

Total interest expenses and similar profit/loss items	(274)	(690)	(779)

Note 10    Tax on profit/loss for the year and deferred tax liability/receivable

	Tax on profit/loss for the year, geographic breakdown
	Year ended December 31,
	2000	2001	2002
	(SEK in millions)
Current tax expense:
Eastern Europe and Russia	—	(2)	(45)
Central Europe	(3)	—	(4)
Southern Europe	—	(1)	—
Luxembourg	(9)	4	—

	(12)	1	(49)
Deferred tax expense,as a result of temporary differences:
Nordic	(549)	2,334	(835)
Eastern Europe and Russia	—	—	22
Central Europe	—	—	116
Southern Europe	—	—	127
Luxembourg	—	—	30
Branded products & services	—	—	15

	(549)	2,334	(525)

Total tax expense (-)/tax income (+) on profit for the year	(561)	2,335	(574)

	Profit before tax and minority share, geographic breakdown
	Year ended December 31,
	2000	2001	2002
	(SEK in millions)
Sweden	1,904	2,072	2,532
Other countries	(1,739)	(4,016)	(1,736)

Total profit/loss and minority shares	165	(1,944)	796

        The difference between the booked tax expense for the Group and the tax expense based on prevailing tax rates in each country consists of the following components:

	Calculation of effective tax rate
	Year ended December 31,
	2000		2001		2002
	(SEK in millions)
Profit/loss before tax and minority share	165		(1,944)		796
Tax according to prevailing tax rate in:
Tax effect according to the tax rates in Sweden	(46)	28.0%	544	28.0%	(223)	28.0%
Difference between tax rates in Sweden for foreign subsidiaries	49		326		135

	3		870		(88)
Tax effect of:
Non-tax affecting items, Group adjustments	(119)	(72.1)%	(422)	(21.7)%	(418)	52.5%
Non-tax affecting items, other adjustments	238	(144.2)%	40	2.1%	18	(2.3)%
Liquidation of SEC and taxation of deferrel	—	—	3,082	158.5%	—	—
Non-deductible expences etc	22	(13.3)%	(35)	(1.8)%	(81)	10.2%
Loss carry-forwards:
-Valuation of loss carry-forwards in previous years	—	—	—	—	576	(72.4)%
-Non-assessed additional loss carry-forward for the year	(708)	429.1%	(1,200)	(61.7)%	(581)	73.0%
-From profit of preceding year	3	(1.8)%	—	—	—	—

Tax expense/income and effective tax rate	(561)	340.0%	2,335	120.1%	(574)	72.1%

	Deferred tax receivable attributable to
	At December 31,
	2001	2002
	(SEK in millions)
Long-term receivables	(5)	(3)
Machinery and technical plant	(928)	(1,019)
Value of unutilized loss carry-forwards	2,697	2,268

Total deferred asset (+)/tax liability (-)	1,764	1,246

	Deferred tax receivable, geographic distribution
	At December 31,
	2001	2002
	(SEK in millions)
Deferred tax receivable:
Nordic	2,697	1,937
Eastern Europe and Russia	—	35
Central Europe	—	117
Southern Europe	—	128
Luxemburg	—	36
Branded products & services	—	15

	2,697	2,268
Deferred tax liability:
Nordic	(933)	(1,022)

Total deferred asset (+)/tax liability (-)	1,764	1,246

Loss carry-forwards:

        At December 31, 2002, the Tele2 Group had loss carry-forwards totaling SEK 19,173 million (2001: SEK 19,871million), of which SEK 1,744 million (2001: SEK 3,300 million) expires within five years and the remaining amount, SEK 17,429 million (2001: SEK 16,571 million), expires after five years or they continue to apply in perpetuity.

        A deferred tax receivable in the case of loss carry-forwards is reported only to the extent that it is estimated that they can be utilized in the near future.

        Due to the improved results in Continental Europe deferred tax receivables of a total amount of SEK 576 million has been recognized in the profit and loss statement in 2002. Total losses carried forward for the Group at December 31 2002 amounted to SEK 19,173 million, of which SEK 7,881 million has been utilized for deferred tax accounting and the remaining part, SEK 11,292 million, is valued to 0.

        The Swedish tax authorities have queried a loss carry-forward in Tele2 AB corresponding to a tax effect of SEK 176 million (2001: SEK 176 million). These have been valued to SEK 169 million.

Note 11    Intangible assets

	December 31, 2001
	Licenses and right of use	Goodwill	Total
	(SEK in millions)
Acquisition value
Acquisition value at Jan 1, 2002	736	27,889	28,625
Acquisition value in acquired companies	187	2	189
Investments for the year	17	108	125
Reclassifications	8	—	8
Translation difference for the year	48	1,756	1,804

Total acquisition value	996	29,755	30,751
Accumulated depreciation/amortization:
Accumulated depreciation/amortization at Jan 1, 2002	(129)	(1,144)	(1,273)
Accumulated depreciation/amortization in acquired companies	(75)	—	(75)
Depreciation/amortization for the year	(46)	(1,506)	(1,552)
Reclassifications	(2)	—	(2)
Translation difference for the year	(8)	(72)	(80)

Total accumulated depreciation/amortization	(260)	(2,722)	(2,982)

Total intangible assets	736	27,033	27,769

	December 31, 2002
	Licenses and right of use	Goodwill	Total
	(SEK in millions)
Acquisition value
Acquisition value at Jan 1, 2002	996	29,755	30,751
Acquisition value in acquired companies	1	—	1
Investments for the year	147	460	607
Sale and scrapping	(272)	(9)	(281)
Reclassifications	(13)	(498)	(511)
Translation difference for the year	(37)	(962)	(999)

Total acquisition value	822	28,746	29,568
Accumulated depreciation/amortization:
Accumulated depreciation/amortization at Jan 1, 2002	(260)	(2,722)	(2,982)
Accumulated depreciation/amortization in acquired companies	—	—	—
Depreciation/amortization for the year	(339)	(1,512)	(1,851)
Sale and scrapping	271	9	280
Reclassifications	2	—	2
Translation difference for the year	13	66	79

Total accumulated depreciation/amortization	(313)	(4,159)	(4,472)

Total intangible assets	509	24,587	25,096

        Investments for the year in goodwill relate essentially to the supplementary purchase price paid for Tele2 Russia (SEK 407 million).

        Sales and scrapping relate essentially to the phase-out of Tele2 Norway's UMTS license, in which the net book value of capitalized license costs was dissolved in its entirety and charged to depreciation in the amount of SEK -263 million.

        When Tele2 acquired Société Europénne de Communication SA, through an offer to SEC's shareholders, there were outstanding stock options in SEC. Tele2's offer did not encompass the stock options, thus in order to calculate net assets, these have been given a theoretical value as if they had been encompassed by the offer and booked as a liability in the consolidated balance sheet. During 2002, this liability was adjusted vis-à-vis goodwill, shown above as a reclassification, in the amount of SEK 498 million, with no effect on cash and profit.

Note 12    Tangible assets

	At December 31, 2001
	Buildings and Land	Machinery, Technical plant	Equipment	Fixed plant under construction	Total
	(SEK in millions)
Acquisition value:
Acquisition value at Jan 1, 2001	127	11,408	921	142	12,598
Acquisition value in acquired companies	29	860	151	50	1,090
Investments for the year	22	1,604	323	260	2,209
Sale and scrapping	(20)	(206)	(13)	(21)	(260)
Reclassifications	10	202	(124)	(96)	(8)
Translation difference for the year	9	201	62	15	287

Total acquisition value	177	14,069	1,320	350	15,916
Accumulated depreciation/amortization:
Accumulated depreciation/amortization at Jan, 1, 2001	(28)	(4,182)	(357)	—	(4,567)
Accumulated depreciation/amortization in acquired companies	(9)	(349)	(105)	—	(463)
Depreciation/amortization for the year	(19)	(1,276)	(207)	—	(1,502)
Sale and scrapping	2	130	8	—	140
Reclassifications	4	(47)	45	—	2
Translation difference for the year	(3)	(75)	(17)	—	(95)

Total accumulated depreciation/amortization	(53)	(5,799)	(633)	—	(6,485)

Total tangible assets	124	8,270	687	350	9,431

	At December 31, 2002
	Buildings and Land	Machinery, Technical plant	Equipment	Fixed plant under construction	Total
	(SEK in millions)
Acquisition value:
Acquisition value at Jan 1, 2002	177	14,069	1,320	350	15,916
Acquisition value in acquired companies	1	14	13	—	28
Investments for the year	18	1,244	203	300	1,765
Sale and scrapping	(1)	(146)	(54)	(147)	(348)
Reclassifications	—	331	(55)	(263)	13
Translation difference for the year	(13)	(268)	(49)	(7)	(337)

Total acquisition value	182	15,244	1,378	233	17,037
Accumulated depreciation/amortization:
Accumulated depreciation/amortization at Jan, 1, 2002	(53)	(5,799)	(633)	—	(6,485)
Accumulated depreciation/amortization in acquired companies	—	(9)	(11)	—	(20)
Depreciation/amortization for the year	(19)	(1,350)	(240)	(137)	(1,746)
Sale and scrapping	—	130	44	144	318
Reclassifications	—	(11)	9	—	(2)
Translation difference for the year	5	129	28	(7)	155

Total accumulated depreciation/amortization	(67)	(6,910)	(803)	—	(7,780)

Total tangible assets	115	8,334	575	233	9,257

        Sales and scrapping relate essentially to the phase-out of Tele2 Norway's UMTS license, in which the net book value of capitalized license costs was dissolved in its entirety and charged to depreciation for the year in the amount of SEK -137 million.

	At December 31,
	2001	2002
	(SEK in millions)
Total capitalized interest expenses in fixed assets:	193	205

Financial leases:

        All fixed assets utilized through financial leasing have been included in the consolidated accounts as fixed assets and loan liabilities, with the exception, however, of contracts signed before 1997. The effects of these being included in the consolidated balance sheet are shown below and in Note 24.

	At December 31,
	Booked assets		Assets not booked
	2001	2002	2001	2002
	(SEK in millions)
Machinery and other technical plant:
Acquisition value	306	298	155	155
Accumulated depreciation/amortization	(87)	(57)	(42)	(49)

Book value	219	241	113	106

        Financial leasing pertains primarily to the extension for transmission capacity in Sweden through Svenska Kraftnät, Vattenfall and agreements signed in Denmark. Also, financial leasing occurs in Estonia, Russia and Luxembourg. During 2002, investments amounted to SEK 83 million, primarily in Sweden in the amount of SEK 66 million and in Luxembourg in the amount of SEK 11 million. During the year, termination of financial leasing occurred in Estonia and Latvia.

Tax-assessed value:

        The tax-assessed value of the Group's land in Sweden is SEK 1 million (2001: SEK 1 million).

Note 13    Shares in Group companies

        During 2002, the Parent Company paid a supplementary purchase price for Tele2 Russia Telecom BV (formerly Fora) of SEK 299 million.

Effect on cash of corporate acquisitions and divestments during the year:

        The Group's book value of acquired/divested assets and liabilities in acquired/divested companies was:

	Acquired			Divested
	Year ended December 31,			Year ended December 31,
	2000	2001	2002	2000	2001	2002
	(SEK in millions)
Intangible fixed assets	(24,764)	(394)	(351)	—	—	—
Tangible fixed assets	(1,540)	(614)	(2)	—	—	—
Financial fixed assets	(135)	(469)	(1)	—	—	—
Inventories	(131)	(21)	—	—	—	—
Current receivables	(1,876)	(238)	(9)	—	—	—
Current investments and liquid funds	(3,050)	(890)	(4)	—	—	—
Long-term liabilities	2,458	1,166	5	—	—	—
Current liabilities	3,686	428	12	—	—	—
Exchange rate difference	(145)	(11)	—	—	—	—

Purchase sum	(25,497)	(1,043)	(350)	—	—	—
Paid with own shares	23,290	849	—	—	—	—
Paid through loans from the seller	—	135	—	—	—	—

Paid/received purchase sums	(2,207)	(59)	(350)	—	—	—
Cash in acquired/divested companies	3,050	890	4	—	—	—

Effect on Group cash	843	831	(346)	—	—	—

Legal structure of the Tele2 Group*:

*
including associated companies and other investments

Company, reg. No, reg'd. Office	Number of shares	Total par value	Holding (capital/votes)
Tele2 Russia Telecom BV, 33287334, Rotterdam, Netherlands	400 pcs	NLG 40 000	100%
Tele2 Russia Telecom Services BV, 33.287.334, Amsterdam, Netherlands			100%
PSNR Personal System Networks in region, 1025202610157, Niznhy Novgorod, Russia			100%

Tele2 Russia EKA Holding GmbH, FN 131600 f, Vienna, Austria			100%
Fora Telecom M, no P-12721.17, Moskva, Russia			100%
Tele2 Russia VOL Holding GmbH, FN 131602 h, Vienna, Austria			100%
Kursk Cellular Communications, no P-16792.17, Kursk, Russia			100%
Smolensk Cellular Communications, no P-2581.16, Smolensk, Russia			60%
Belgorod Cellular Communications, no P-2586.16, Belgorod, Russia			65%
Kemerovo Mobile Communications, no P-13742.17, Kemerovo, Russia			100%
Rostov Cellular Communications, no P-1790.16, Rostov, Russia			75%
Udmurtiya Cellular Communications, no P-5818.16, Izhevsk, Russia			55%
Siberian Cellular Communications, no P-4458.16, Omsk, Russia			60%
Chelyabinsk Cellular Network, no P-3656.15, Chelyabinsk, Russia			51%
Tele2 Russia MAC Holding GmbH, FN 132666 y, Vienna, Austria			100%
CISC Cellular, no P-8068.17, Moskva, Russia			100%
Millicom New Tech. in Communications, no P-9894.17, Moskva, Russia			100%
Tele2 Russia International Holding BV, Nr 33221654, Amsterdam, Netherlands			100%
Tele2 Russia International Cellular BV, Nr 33227655, Amsterdam, Netherlands			100%
Suomen Kolmegee, Helsinki, Finland		Note 16	27,44% / 15%
SCD Invest AB, 556353-6753, Sweden		Note 16	9,1% / 49,9%
NetCom Luxembourg SA, RC B73.796 Luxembourg	1 000 pcs	TEURO 35	100%
Tele2 Holding AB, 556579-7700, Stockholm, Sweden			100%
Tele2 Sweden AB, 556267-5164, Stockholm, Sweden			100%
Tele2 Sweden SA, RC B73.802, Luxembourg			100%
4 T Solutions Holding AB, 556580-2690, Stockholm, Sweden			100%
XSource Corporation, USA		Note 16	11,88%
X-Source Holding AB, 556580-2682, Stockholm, Sweden			100%
X-Source AB, 556290-2238, Stockholm, Sweden			100%
X-Source SA, RC B 87235, Luxembourg			100%
Optimal Telecom Holding AB, 556580-7855, Stockholm, Sweden			100%
Optimal Telecom Sweden AB, 556440-1924, Stockholm, Sweden			100%
Datametrix Sweden Holding AB, 556580-7871, Stockholm, Sweden			100%

Datametrix AB, 556539-4870, Stockholm, Sweden		100%
Everyday Holding AB, 556579-7718, Stockholm, Sweden		100%
Stenblocket i Fruängen AB, 556058-8500, Stockholm, Sweden		100%
Everyday Webguide AB, 556182-6016, Stockholm, Sweden	Note 14	50%
Svenska UMTS-nät Holding AB, 556606-7988, Stockholm, Sweden		100%
Svenska UMTS-nät AB, 556606-7996, Stockholm, Sweden	Note 14	50%
Svenska UMTS-licens Holding AB, 556606-7764, Stockholm, Sweden, dormant		100%
Tele2 Norge Holding AB, 556580-8143, Stockholm, Sweden		100%
Tele2 AS, 974534703, Oslo, Norway		100%
Tele2 Norge UMTS AS, 982795761, Oslo, Norge		100%
Tele3 Norge AS, 932100975, Norge, dormant		100%
Tele2 Danmark Holding AB, 556580-8028, Stockholm, Sweden		100%
Tele2 Denmark A/S, 221234, Köpenhamn, Danmark		100%
In2Loop A/S, 25 48 43 47, Köpenhamn, Denmark		100%
In21oop Polska Sp. So.o, 54380, Warsawa, Poland		90%
Web Communication BV, 34112460, Amsterdam, Netherlands		100%
Tele2 Polska Sp, 57496, Warsawa, Poland		100%
Tele2 Holding AS, 10262238, Tallin, Estonia		90%
Tele2 Eesti AS, 10069046, Tallin, Estonia		52%
UAB Tele2, 1147164, Vilnius, Lithuania		100%
UAB Levi & Kuto Kaunas, 1149679, Kaunas, Lithuania, dormant		100%
UAB Levi & Kuto Klaipeda, 1150061, Klaipeda, Lithuania, dormant		100%
Belmus BV, 33261289, Amsterdam, Netherlands		100%
Tele2 Eesti AS, 10069046, Tallin, Estonia		48%
Tele2 Holding SIA, 000351206, Latvia		100%
SIA Tele2, 000327285, Latvia		100%
OU Levicom BroadBand, 10309744, Tallin, Estonia		100%
UAB KRT, 2304688, Vilnius, Lithuania		100%
UAB C-Gates, 2424016, Vilnius, Lithuania		100%
UAB Trigeris, 2123967, Vilnius, Lithuania		100%
AS Levi Kaabel, 10417072, Tallinn, Estonia		100%
AS Telset Telecommunications Group, 10673906,Tallinn, Estonia		100%
Tallinna Kaabeltelevisiooni AS, 10375439,Tallinn, Estonia		65%
OU Trigger Software, 10687966, Tallinn, Estonia		100%

AS Eesti Telag, 10310799, Tallinn, Estonia, dormant	100%
SIA Levicom Broadband, 000353597, Riga, Latvia, dormant	100%
Montalto Investments BV, 33135957,Amsterdam, Netherlands, dormant	100%
Corporation Severnaya Korona, no P-6117.16, Irkutsk, Russia	100%
St Petersburg Telecom, no AO-3177, St Petersburg, Russia	60,6%
Oblcom, no P-7180.16, St Petersburg, Russia	60,6%
ProcureITright AB, 556600-9436, Stockholm, Sweden	100%
Proceedo Solution AB, 5556599-5049, Stockholm, Sweden	100%
Datametrix Norway AS, 975993108, Oslo, Norway	100%
Datametrix Danmark A/S, 39419, Köpenhamn, Danmark	100%
Datametrix OY AS, 378548, Helsinki, Finland	100%
OY Finland Tele2 AB, 1482343-8, Helsinki, Finland	100%
Interloop AB, 556284-7565, Stockholm, Sweden	100%
NetCom GSM Sweden AB, 556304-7025, Stockholm, Sweden	100%
Åkersberga KV AB, 556326-3192, Österåker, Sweden	100%
Halmstads KV AB, 556380-6115, Halmstad, Sweden	100%
Skaraborgs Kabel-TV AB, 556483-6467, Mariestad, Sweden	60%
Hallstahammar KV KB, 916580-7912, Västerås, Sweden	90%
Kopparstaden KV KB, 916583-0564, Västerås, Sweden	80%
Nelab KV KB, 916597-8983, Västerås, Sweden	80%
Kabelvision KB, 916836-8828, Sweden, dormant	100%
KB Haninge Kabelvision, 916633-3485, Sweden, dormant	80%
Härnösand Kabelvision KB, 916589-2481, Sweden, dormant	80%
KB June Kabelvision, 916702-4836, Sweden, dormant	65%
KB Lidingö Kabelvision, 916631-3289, Sweden, dormant	80%
Älmhults Kabelvison KB, 916525,1043, Sweden, dormant	80%
Trade2 (Sweden) AB, 556469-7836, Sweden, dormant	100%
Comviq Broadband AB, 556405-6678, Sweden, dormant	100%
SCD AB, 556353-6829, Sweden, dormant	100%
Ca112Web AB, 556403-7983, Sweden, dormant	100%
NIU Nätteknik, Installation och Underhåll AB, 556041-1307, Sweden, dormant	100%
Kalmar Kabelvision AB, 556244-2466, Sweden, dormant	100%
Comviq GSM AB, 556450-2606, Sweden, dormant	100%
Swipnet AB, 556411-9401, Sweden, dormant	100%
NetCom Luxembourg Holding AB, 556580-7905, Sweden, dormant	100%
Tele1 A/S, 955780132, Norway, dormant	100%

SNPAC Swedish Nr Portability Adm.Centre AB, 556595-2925, Sweden	Note 14	20%
Travellink AB, 556596-2650, Stockholm, Sweden	Note 16	15%
S.E.C. Luxembourg S.A., R.C. B-84.649, Luxembourg		100%
Managest Media SA, RCB87091, Luxembourg	Note 14	40%
Managest Media Spa, Italy		100%
Tele2 Services Luxembourg SA, RC B 70203, Luxembourg		100%
Societe Europeenne de Communication (Ireland) Ltd, 316848, Dublin, Ireland, dormant		100%
3C Communications (Ireland) Ltd, 164025, Ireland, dormant		100%
Tele2 s.r.o., 25650009, Prag, Czech Republic		100%
Tele2 /Slovakia/ s.r.o., 35806486, Slovakien		100%
Tele2 Magyarorszag Kft., 0109695967, Hungary		100%
SEC Holding BV, 33141829, Rotterdam, Netherlands		100%
Kinnevik Telecommunications Int. SA, RC B 52976, Luxembourg		100%
Tele2 Europe SA, B 56944, Luxembourg		100%
Tele2 Telecommunication Services GmbH, FN 178222t, Vienna, Austria		100%
Tele2 Belgium SA, 609 392, Zellik, Belgium		100%
Télé2 France SA, FR48-409914058, Velizy, France		100%
Tele2 Telecommunication Services GmbH, 36232, Düsseldorf, Germany		100%
Tele2 Italia Spa, Ml-1998-247322, Segrate, Italy		100%
Tele2 AG, H.1045/80, Liechstenstein		100%
Tele2 Luxembourg SA, B 65774, Luxembourg		100%
Tele2 (Netherlands) BV, BV 291906, Amsterdam, Netherlands		100%
Tele2 Telecommunication Services S.L, B82051913, Madrid, Spain		100%
Tele2 Telecommunication Services AG, CH-020390 55 969, Zürich, Switzerland		100%
Tele2 Communications Serv. Ltd, 3565220, London, UK		100%
Telemilenio, Telecomunicacoes, Sociedade Unipessoal, 10468, Lisbon, Portugal		100%
TANGO SA, RC 59560, Luxembourg		100%
Transac SA, B49487, Luxembourg		100%
Everyday Media SA, R.C. B 78.227, Luxembourg		100%
Everyday Prod. SA, 69802, Luxembourg		100%
Calling Card Company SA, B 424 906 618, Paris, France		5%
3C Communications International SA, RC B 29697, Luxembourg		100%
3C Communications GmbH, FN695021, Vienna, Austria		100%

3C Communications BVBA, 514 274, Brussels, Belgium	99%
3C Communications SPA Italy, 28894/7359/14, Segrate, Italy	91%
3C Communications Czech s-r-s, Czech Republic, dormant	100%
3C Communications A/S,184462, Ballerup, Denmark	100%
3C Communications OY, 585632, Finland	100%
3C Communications SA, 345 343 396 00023 Orleans, France	99%
3C Communications GmbH, HRB 24104, Germany	99%
3C Communications Luxembourg SA, B39690, Luxembourg	100%
3C Kommunikacios Szolgaltato Kft, Budapest, Hungary	90%
3C Communications BV, Amsterdam, 14630454, Netherlands	99%
3C Communications A/S, Oslo, Norway	100%
3C Transac A/S, Norway	100%
3C Communicacoes Ltda, Domingos de Rana, Portugal	95%
3C Communications Espana SA, Madrid, Spain	99%
3C Communications AB, 556332-6346, Stockholm, Sweden	97%
3C Transac AB Sweden,556057-2116, Stockhom, Sweden	100%
3C Communications Ltd, 2343138, UK	96%
3C Transac Ltd, Kingston-upon-Thames, UK	100%
Comviq Holding BV, 14630454, Amsterdam, Netherlands	100%
3C Communications Equipment SA, B 25465, Luxembourg	100%
3C Communications BVBA, 514 274, Brussels, Belgium	1%
3C Communications SPA Italy, 28894/7359/14, Segrate, Italy	9%
3C Communications SA, 345 343 396 00023 Orleans, France	1%
3C Communications GmbH, HRB 24104, Germany	1%
3C Kommunikacios Szolgaltato Kft, Budapest, Hungary	10%
3C Communications BV, Amsterdam, 14630454, Netherlands	1%
3C Communicacoes Ltda, Domingos de Rana, Portugal	5%
3C Communications Espana SA, Madrid, Spain	1%

3C Communications AB, 556332-6346, Stockholm, Sweden	3%
3C Communications Ltd, 2343138, UK	4%
CCC Holding BV, 33 269 398, Amsterdam, Netherlands	100%
Calling Card Company Limited, 3794813, UK	100%
CCC Calling Card Company Germany GmbH, HRB 40498, Germany	100%
C3 Calling Card Company (Ireland) Limited, 309745, Ireland	100%
Calling Card Company SA, B 424 906 618, Paris, France	95%
Calling Card Company Italy SpA, 233372, Milano, Italy	100%
Tele2 International Card Company S.A., RC 64 902, Luxembourg	100%
Calling Card Company Netherlands BV, BV 82334, Amsterdam, Netherlands	100%
Calling Card Company Spain, S.A. A-62426457, Spain	100%
Calling Card Company Telecommunication Services GmbH, FN 215362i, Austria	100%
SEC Everyday Europe BV, 341124357, Amsterdam, Netherlands	100%
Everyday.com Internet Services GmbH, Austria	100%
Everyday.com Switzerland AG, CHF-0203023164-4, Zürich, Switzerland	100%
Everyday.com Germany GmbH, HR B 36232, Germany	100%
Everyday.com France SAS, B-430291898, Velizy, France	100%
Everyday.com Italia S.R.L, R.C. 1605497, Italia Srl, Italy	100%
Everyday Luxembourg SA, B 64 902, Luxembourg	100%
Everyday.com Netherlands BV, 34125168, Amsterdam, Netherlands	100%
IntelliNet Holding BV, 34126307, Amsterdam, Netherlands	100%
Intellinet Telecommunications GmbH, FN 190268 g, Vienna, Austria	100%
Intellinet Telecommunication GmbH, HRB 48344, Frankfurt, Germany	100%
IntelliNet S.p.A, R.C. 1615155, Segrate, Italy	99%
IntelliNet BV, 34120156, Amsterdam, Netherlands	100%
IntelliNet Telecommunication Services AG, CH-020.3.021.518-8, Zürich, Switzerland	100%
Fagersta AB, 556238-4171, Stockholm, Sweden	100%
Transcom Holding AB, 556468-0857, Sweden, dormant bolag	100%

3C Holding AB, 556491-9503, Sweden, dormant bolag	100%
Tele2 Marketing Dynamics AS, 932100975, Norway, dormant	100%
Tele2 Telecommunications Services Ltd, 292887, Dublin, Ireland, dormant	100%
IntelliNet S.p.A, R.C. 1615155, Segrate, Italy	1%

        In October 2002, Tele 2 acquired 100% of the shares in ProcureITright, a supplier of procurement function services and WEB-based procurement systems, from XSource Corporation. During 2002, the sale was made of the Swedish UMTS license to Svenska-nät AB, which is 50% owned with Telia; as well as a 20% share of OJSC Moscow Cellular Communication.

Significant events after the end of the financial year:

        In February 2003 Tele2 Alpha Telecom was acquired. This is the UK's leading operator in prepaid fixed network telephony for individuals and a market leader in cash cards for fixed telephony. Tele2 Alpha Telecom, sells about 1.25 million cash cards per month from 60,000 sales outlets in the UK and has sales of SEK 1.9 billion. The acquisition price amounted to approximately SEK 780 million, on a debt-free basis.

Note 14    Shares in associated companies

	At December 31,
	2002
				Book Value
	Number of shares
		Par Value	Holding	2001	2002
	(SEK in millions)
Svenska UMTS nät AB, 556606-7996, Stockholm, Sweden	502 000 st	tSEK 50 200	50%	249	498
OJSC Moscow Cellular Com., P7696.16, Moscow, Russia	1 250 000 st	tRUBEL 1 250	—	75	—
Managest Media SA, RCB87091, Luxembourg	12 000 st B	tEURO 120	40%	—	44
SNPAC Swedish Number Portability Administrative Centre AB, 556595-2925, Stockholm, Sweden	200 st	tSEK 20	20%	2	—

Total shares in associated companies				326	542

Everyday Webguide AB, 556182-6016, Stockholm, Sweden	1 750 st	tSEK 175	50%	(102)	(28)

Total provisions to associated companies				(102)	(28)

        During the fourth quarter of 2002, Tele2 sold its 20% shareholding in Moscow Cellular Communication.

Contribution of each associated company to Group equity:

	2001		2002
	Sv UMTS nät (9 months)	Other	Sv UMTS nät	Other
	(SEK in millions)
Goodwill:
Goodwill, book value, Dec 31	—	—	—	—
Equity share:
Equity share, Jan 1	—	(51)	249	(25)
Acquired companies, opening balance	—	75	—	—
Share of capital contributions and new share issues	250	8	250	147
Share of profit/loss	(1)	(57)	(1)	(40)
Divestments during the year	—	—	—	(66)

Equity share, Dec 31	249	(25)	498	16

Total shares in associated companies	249	(25)	498	16

Note 15    Receivables from associated companies

	At December 31,
	2001	2002
	(SEK in millions)
Acquisition value at January 1	105	115
Shareholder contribution	(7)	(102)
Lending	17	6

Total receivable from associated companies	115	19

        Receivables from associated companies are subject to commercial terms and conditions.

Note 16    Other long-term holdings of securities

	At December 31,
	Number of shares	Total par value	Holding
			Capital	Voting rights	Book Value
(Company, reg. no., reg'd.office)
	2002				2001	2002
	(SEK in millions)
Suomen Kolmegee, Helsinki, Finland	1 924 st	tFIM 1 924	27.44%	15%	5	28
SCD Invest AB, 556353-6753, Stockholm	1 058 425 A		9.1%	49.6%	—	—
XSource Corporation, USA	1 806 575 st	tUSD 18	11.88%	11.88%	122	36
Travellink AB, 556596-2650, Stockholm	15 000 st	tSEK 1 500	15%	15%	75	75

Total long-term holdings of securities					202	139

	At December 31,
	2001	2002
	(SEK in millions)
Acquisition value:
Acquisition value at Jan 1	489	545
Investment for the year	74	23
Sale for the year	—	—
Reclassification	(18)	—

Total acquisition value	545	568
Write-downs:
Accumulated write-downs at Jan 1	(343)	(343)
Write-downs during the year	—	(86)

Accumulated write-downs	(343)	(429)

Total other long-term holdings of securities	202	139

        During 2002, additional investments were made in Suomen Kolmegee OY for SEK 23 million, as well as share write-downs in XSource Corporation by SEK 86 million. The book value is regarded as corresponding to fair value.

Note 17    Other long-term receivables

	At December 31,
	2001	2002
	(SEK in millions)
Acquisition value at Jan 1	106	85
Lendings	23	8
Amortization	(5)	(11)
Reclassified items	(41)	(7)
Translation difference	2	(1)

Total other long-term receivables	85	74

	At December 31,
	2001	2002
	(SEK in millions)
Receivable from Finvision	47	39
Receivable from Xsource Corporation	17	20
Receivable from Alecta	6	6
Other	15	9

Total other long-term receivables	85	74

Note 18    Accounts receivable

	Receivables
	At December 31,
	2000	2001	2002
	(SEK in millions)
Accounts receivable	3,012	4,542	5,656
Reserve for doubtful receivables	(558)	(918)	(1,283)

Total other long-term receivables	2,454	3,624	4,373

	Reserve for doubtful receivables
	At December 31,
	2000	2001	2002
	(SEK in millions)
Reserve for doubtful receivables at Jan 1	172	558	918
Reserves in companies acquired during the year	111	15	—
Netincrease of reserve	273	349	415
Recovery of previous write-downs	—	(36)	(30)
Translation differences in opening balances	2	32	(20)

Total reserve for doubtful receivables	558	918	1,283

        Credit risk entails the book losses that should be reported as of the closing date if the counter-parties have completely neglected to fulfill their payment liability in accordance with agreements. The Group has limited its credit risk in respect of receivables by continually conducting credit assessments of the customer stock. Since the Group has a highly varied customer stock that covers individuals as well as companies, this entails that the credit risk is limited. The Group makes provisions for any credit losses, and these have remained within management's expectations.

Note 19    Other current receivables

	At December 31,
	2001	2002
	(SEK in millions)
VAT receivables	262	174
Receivable from Kinnevik	78	—
Receivable from Millicom International BV	113	—
Receivable from Svenska UMTS-nät	11	32
Receivable from suppliers	—	13
Miscellaneous	66	31

Total other current receivables	530	250

Note 20    Prepaid expenses and accrued revenues

	At December 31,
	2001	2002
	(SEK in millions)
Accrued telephony revenue, other telecom operators	544	934
Accrued telephony revenue, customers	1,511	1,525
Financing fees	209	170
Prepaid financing charges	505	420

Total prepaid expenses and accrued revenues	2,769	3,049

Note 21    Liquid funds and overdraft facilities

	Liquidity
	At December 31,
	2001	2002
	(SEK in millions)
Cash and bank balances	2,275	2,473
Current investments	—	—

Total cash	2,275	2,473
Blocked accounts	(897)	(870)
Unutilized overdraft facilities and credit lines	247	729

Total liquidity	1,625	2,332

	Overdraft facilities
	At December 31,
	2001	2002
	(SEK in millions)
Overdraft facilities granted	26	19
Overdraft facilities utilized	(14)	—

Total unutilized overdraft facilities	12	19
Unutilized credit lines	235	710

Unutilized overdraft facilities and credit lines	247	729

	Collateral pledged for overdraft facilities
	At December 31,
	2001	2002
	(SEK in millions)
Receivables	18	—
Other assets	9	—

Total collateral pledged for overdraft facilities	27	—

	Exchange-rate difference in liquid funds
	At December 31,
	2000	2001	2002
	(SEK in millions)
Liquid funds at Jan 1	(36)	83	(185)
Cash flow for the year	(108)	(58)	(68)

Total exchange-rate difference in cash	(144)	25	(253)

Note 22    Shareholders' equity

	Exchange-rate differnce in shareholders' equity
	Other restricted reserves	Unrestricted reserves	Total
	(SEK in millions)
Year-end, Dec.31, 1999	(1)	(19)	(20)
Change during the year	1,050	(301)	749

Year-end, Dec.31, 2000	1,049	(320)	729
Change during the year	1,844	(110)	1,734

Year-end, Dec.31, 2001	2,893	(430)	2,463
Other changes during the year	(4,189)	3,165	(1,024)
Tax effect this year, net	—	(2)	(2)
Total change during the year	(4,189)	3,163	(1,026)

Closing adjusted shareholders' equity, Dec.31, 2002	(1,296)	2,733	1,437

Exchange rate difference in consolidated income statement:

        Exchange-rate differences that arise in operations are reported across the income statements and amount to:

	Year ended December 31,
	2000	2001	2002
	(SEK in millions)
Other operating revenue	—	33	24
Other operating expenses	(57)	(20)	(35)
Result from other securities and receivables treated as fixed assets.	3	(1)	—
Other interest income and similar profit/loss items	(1)	(1)	7
Interest expense and similar profit/loss items	(6)	2	57

Exchange-rate difference in the income statement	(61)	13	53

        The consolidated balance sheet and income statement are affected by fluctuations in subsidiaries' currencies via-á-vis the Swedish krona. Group operating revenue and EBITDA are distributed among the following currencies:

	Operating revenue				EBITDA*
	2001		2002		2001		2002
	(SEK in millions)
SEK	9,289	37%	10,337	33%	3,690	217%	4,516	88%
EURO	10,084	40%	13,523	43%	(2,172)	(128)%	(355)	(7)%
Other	5,712	23%	7,422	24%	180	11%	966	19%

Total	25,085	100%	31,282	100%	1,698	100%	5,127	100%

*
Profit/loss before depreciation/amortization

        A 1% currency movement against the Swedish krona affects the Group's operating revenue and EBITDA on an annual basis by SEK 209 million (2001: SEK158 million) and SEK 6 million (2001: SEK -20 million), respectively. At December 31, 2002 changes in exchange rates compared with the preceding year affected operating revenue by SEK -57 million and EBITDA by SEK 1 million.

        The change rates used to translate income statements and balance sheets to SEK are shown below.

	Income statement			Balance sheet
	Year ended December 31,			December 31,
	2000	2001	2002	2001	2002
	(SEK in millions)
GBP	13.8579	14.8725	14.6394	15.4750	14.1475
USD	9.16080	10.33080	9.82870	10.6675	8.825
EURO	8.4463	9.2519	9.1698	9.4190	9.1925
CHF	5.4250	6.1280	6.2494	6.3600	6.3235
DEM	4.3185
FRF	1.2876
LUF	0.2094
NLG	3.8328
ITL	0.0044
ATS	0.6138
ESP	0.0508
PTE	0.0421
DDK	1.1332	1.2415	1.2340	1.2665	1.2375
NOK	1.0411	1.1499	1.2150	1.1835	1.2595
FIM	1.4206
EEK	0.5398	0.5913	0.5860	0.6020	0.5875
LVL	15.1085	16.5171	15.8860	16.9000	15.0200
LTL	2.2869	2.5819	2.6490	2.6700	2.6600
PLN	2.1073	2.5239	2.4076	2.6900	2.3000
CZK	0.2371	0.2718	0.2971	0.2936	0.2933
HUF	0.0325	0.0361	0.0377	0.0382	0.0390

Currency risks:

        In telephony operations a currency risk arises in connection with international call traffic, which means that a liability or a receivable arises between Tele2 companies and foreign operators. In mobile telephony through December 2002, these transactions were calculated in SDRs (Special Drawing Rights) but were invoiced and paid in USD. As of 2003, these are calculated and paid in EUR.

        Currency risks in our international operations are limited by denominating loans to group companies in the subsidiary's local currency.

        The five-year loan facility is denominated partly in EUR. The exchange-rate difference that continually arises in translating the loan liability is offset against the exchange-rate differences that arise on the corresponding net investment in subsidiaries. No hedging is undertaken against other types of currency risk.

Note 23    Number of shares

        The share capital in Tele2 AB is divided into two share classes, namely, Series A and B shares. Both types of shares have a par value of SEK 5 per share and offer equal participation in the company's net assets and earnings. Series A shares, however, entitle the holder to 10 voting rights and Series B shares to one voting right.

	A-shares		B-shares
						Par value per share (SEK)	Share capital (MSEK)
	Change	Total	Change	Total	Total number
Number of shares:
December 31, 1999		18,095,632		85,754,614	103,850,246	5	519
New share issues, acq. of SEC	11,911,315	30,006,947	28,837,165	114,591,779	144,598,726	5	723
New share issues, options		30,006,947	200,000	114,791,779	144,798,726	5	724

December 31, 2000		30,006,947		114,791,779	144,798,726	5	724
New share issues, acq. of Tele2 Russia		30,006,947	2,461,449	117,253,228	147,260,175	5	736
New share issues, convertibles		30,006,947	100,000	117,353,228	147,360,175	5	737

December 31, 2001		30,006,947		117,353,228	147,360,175	5	737
Reclassification, A- to B-shares	(8,317,143)	21,689,804	8,317,143	125,670,371	147,360,175	5	737
New share issues, convertibles*)		21,689,804	100,000	125,670,371	147,360,175	5	737

December 31, 2002		21,689,804		125,670,371	147,360,175	5	737

Outstanding convertibles and warrants:
Convertibles, 2000-2003		—		100,000	100,000
Warrants, 2002-2005		—		663,000	663,000

Total number or shares after full dilution		21,689,804		126,533,371	148,223,175

*)
At December 31, 2002, the shares converted in 2002, 100,000 B-shares were, being registered by the Swedish Patent and Registration Office.

Convertibles and warrants:

        In October 2000, three convertible debenture loans were issued at a par value of SEK 1, each with preference rights to subscribe for 100,000 B shares in Tele2 AB at a subscription price of SEK 150 per share, and maturing in 2001, 2002 and 2003. See Note 35 for further information.

        The outstanding warrants at Dec. 31, 2002 correspond to 663,000 B shares, at a subscription price of SEK 191 per share and a subscription period from 2005 to 2006. See Note 35 for further information.

Earnings/loss per share:

	Earnings/loss per share			Earnings/loss per share after full dilution
	2000	2001	2002	2000	2001	2002
	(SEK in millions, except earnings per share)
Net profit/loss for the year	(396)	392	223	(396)	392	223
Reversal: interest for the year after tax on outstanding convertibles				—	—	—
Adjusted profit/loss for the year after full dilution				(396)	392	223

Weighted average number of shares	114,087,366	145,003,847	147,360,175
Weighted average number of shares outstanding after full dilution				114,224,866	145,223,466	147,634,293

Earnings/loss per share	SEK (3.47)	SEK 2.70	SEK 1.51	SEK (3.47)	SEK 2.70	SEK 1.51

Dividend per share:

        Tele2 AB did not pay a dividend during the year and does not foresee paying a dividend during the current fiscal year.

Note 24    Liabilities to financial institutions

	Short-term liabilities to financial institutions
	At December 31,
	2001	2002
	(SEK in millions)
Five-year loan facility	707	2,344
Alfa Bank / Omskpromstoy Bank	—	3
(collateralt: chattel mortgages in Seberian Cellular Comm., Omsk Russia)
Financial leases	24	30

Total short-term interest-bearing loans	731	2,377

		Long-term liabilities to financial institutions
		At December 31,
Creditors (collateral provided)	Interest-rate terms	Maturity date	2001	2002
			(SEK in millions)
Five-year loan facility	EURIBOR/LIBOR +0.75-2.25%	2003-2006	9,834	6,954
(collateral: shares in Tele2 Sverige and SEC SA and certain shares in Group companies, which in turn are subject to, guarantees from Tele2 AB and cross-guarantees between certain Group companies, collateral provided in the form of receivables from certain Group companies and limitations in repayment potential of internal loans from Tele2 AB)
Banque Invik	Marginal 0.5% - 1%	2004-2005	881	755
(collateral: blocked bank accounts in Tele2 RussiaTelecom BV)
Merita- Nordbanken	Variable rate	2004	3	1
(collateral: guarantees from Tele2)
Financial leasing, for machinery and technical plant			125	166

Total long-term interest-bearing loans			10,843	7,876

	Collateral pledged for liabilities to financial institutions
	At December 31,
	2001	2002
	(SEK in millions)
Chattel mortgages	—	11
Net assets in subsidiaries	23,197	22,778
Bank deposits	897	841

Total collateral provided for liabilities to financial institutions.	24,094	23,630

        During 2001, Tele2 Sverige AB signed a new five-year bank finance facility for SEK 10.8 billion, guaranteed by ABN Amro, CIBC World Markets, ING Bank, Nordea, The Royal Bank of Scotland and West LB. The loan is partly denominated in SEK and partly in EUR. The five-year bank financing facility with amortization is divided up into three tranches, in which the agreed SEK 9.4 billion in Tranche A is to be repaid in seven repayments, and in which each amortization amounts to between 5% an 15% of the original loan amount and the remaining 17.5% of the loan is to be repaid by June 30, 2006. During 2002, repayment of Tranche A was made in the amount of SEK 467 million. The potential to borrow under Tranche B is limited to SEK 1.1 billion and is to be repaid by June 30, 2006. Tranche C, amounting to SEK 250 million, was repaid in its entirety in January 2002.

        The five-year loan facility is based on requirements involving the fulfillment of certain financial key ratios. Tele2 expects to fulfill the requirements. The loan liability carries a rate of interest corresponding to Euribor and Libor, respectively, plus an interest margin. The interest margin, which is based on indebtedness in relation to EBITDA, starts at 2.25% and is reduced in line with the improvement in EBITDA. At December 31, 2002 Tele2 attained the minimum interest differential of 0.75% with effect from February 2003. The five-year facility entails a certain curtailment of Tele2 Group's potential to raise other external loans and the potential to provide assets as collateral.

        The loan in Banque Invik pertains to loan to the Russian operations. Tele2 has deposited the corresponding amount with Banque Invik. The interest margin is 0.5% - 1%.

        Pledged shares are reported in the Group at an amount that corresponds to the book value of the net assets that each subsidiary represents in the consolidated balance sheet.

        The average rate of interest on loan liabilities during the year was 6.4% (2001: 6.3%).

	Loan liability matures
	At December 31,
	2001	2002
	(SEK in millions)
Within 1 year	731	2,377
1-2 years	2,375	3,070
2-3 years	3,254	2,646
3-4 years	2,601	2,049
4-5 years	2,553	16
5-10 years	60	75
10-15 years	—	20

Total loans to financial institutions	11,574	10,253

Interest rate risk:

        Of the total loan liability at December 31, 2002, SEK 9,330 million, corresponding to 91% (2001: SEK 10,824 million, 91%) carried a variable rate of interest. An increase in interest rates of 100 basic points would entail an additional interest expense of SEK 93 million, calculated on the basis of variable interest-bearing liabilities at December 31, 2002.

        The Group's interest-rate on borrowing is currently variable with fixed-interest periods of up to 12 months. However, Tele2 is monitoring trends on interest-rate markets and decisions regarding the interest-rate fixing strategy are assessed continually.

Interest-bearing liabilities with variable interest rates mature for payment as follows:

	Within 1 year	1-2 years	2-3 years	3-4 years	4-5 years	5-10 years	Total
Interest-bearing liabilities with variable interest rates	2,352	2,368	2,578	2,032	—	—	9,330

Financial leasing:

        All fixed assets utilized through financial leasing have been included in the consolidated accounts as fixed assets and loan liabilities, with the exception, however, of contracts signed before 1997. The effects of these being included in the consolidated balance sheet are shown below and in Note 12.

	Financial leasing
	Booked		Not booked
	December 31,
	2001	2002	2001	2002
	(SEK in millions)
Short-term portion	24	30	9	8
Long-term portion	125	166	91	84

Total loans for financial leasing objects	149	196	100	92

	Loan liability matures
	Booked	Not booked
	At December 31, 2002
	(SEK in millions)
Within 1 year	43	12
1-2 years	30	12
2-3 years	28	12
3-4 years	25	12
4-5 years	23	11
5-10 years	79	42
10-15 years	22	13

Total loan liability and interest	250	114
Less: interest portion	(54)	(22)

Total loans for financial leasing objects	196	92

        Financial leasing pertains primarily to the extension of transmission capacity in Sweden through Svenska Kraftnät Vattenfall and agreements signed in Denmark. Also, financial leasing occurs in Estonia, Russia and Luxembourg. During 2002, investments amounted to SEK 83 million, primarily in Sweden in the amount of SEK 66 million and in Luxembourg in the amount of SEK 11 million. During the year, termination of financial leasing occurred in Estonia and Latvia.

Note 25    Other interest-bearing liabilities

	Other short-term interest-bearing liabilities
	At December 31,
	2001	2002
	(SEK in millions)
Xsource Corporation	—	5
Levicom International	134	—
Ericsson	17	—

Total other short-term interest-bearing liabilities	151	5

	Other long-term interest-bearing liabilities
	At December 31,
	2001	2002
	(SEK in millions)
SCD Finans AB	—	23
Ericsson	2	—
Motorola	55	—
Kinnevik S.A	14	—
Millicom International BV	44	—

Total other long-term interest-bearing liabilities	115	23

	Loan maturity schedule
	At December 31,
	2001	2002
	(SEK in millions)
Within 1 year	151	5
1-2 years	115	23

Total other interest-bearing liabilities	266	28

Note 26    Other short-term liabilities

	At December 31,
	2001	2002
	(SEK in millions)
VAT liability	218	276
Tax-at-source, personnel	37	27
Other taxes	34	59
Liability to SCD Finans AB	30	—
Liability to Motorola	26	—
Customer deposits	17	26
Other	13	53

Total other short-term liabilities	375	441

Note 27    Accrued expenses and prepaid revenues

	At December 31,
	2001	2002
	(SEK in millions)
Personnel-related costs	734	168
Interest expense	150	212
Telephony expense to other telecom operators	1,664	1,701
Expenses for vendors	12	14
Leasing and rental expenses	29	24
Program costs	33	33
External services expenses	602	715
Prepaid income	541	702
Other	249	204

Total accrued expenses and prepaid revenues	4,014	3,773

        When Tele2 acquired Société Europénne de Communication SA, through an offer to SEC's shareholders, there were outstanding stock options in SEC. Tele2's offer did not encompass the stock options, thus in order to calculate net assets, these have been given a theoretical value as if they had been encompassed by the offer and booked as a liability in the consolidated balance sheet. During 2002, this liability was adjusted vis-à-vis goodwill, shown above as a personnel-related cost, and adjusted against goodwill the amount of SEK 498 million, with no effect on cash and profit.

Note 28    Pledged assets

	At December 31,
	2001	2002
	(SEK in millions)
Chattel mortgages	—	11
Net assets in Group companies	23,197	22,778
Inventories	18	19
Receivables	18	—
Bank deposits	897	870
Other assets	9	—

Total assets pledged for own liabilities	24,139	23,678

        The above information shows the book value of assets pledged as collateral for external loans (as in Note 24), overdraft facilities and blocked bank funds (as in Note 21) and other liabilities (as in Note 25). In the Group, pledged shares are reported in an amount corresponding to the book value of the net assets that each subsidiary represents in the consolidated balance sheet.

Note 29    Contingent liabilities and other commitments

	At December 31,
	2001	2002
	(SEK in millions)
Contingent liabilities	—	—

Total contingent liabilities	—	—

Operational leases:

	Operational leasing fees
	At December 31,
	2001	2002
	(SEK in millions)
Annual fees for operating leases	782	752
	Payment schedule for future fees
	At December 31,
	2001	2002
	(SEK in millions)
Within 1 year	471	621
1-2 years	238	279
2-3 years	189	197
3-4 years	123	158
4-5 years	112	135
More than 5 years	727	759

Total future fees for operating leases due for payment	1,860	2,149

Contractual commitments/commercial pledges:

	At December 31, 2002
	Within 1 year	1-3 years	3-5 years	After 5 years	Total
	(SEK in millions)
Liabilities to financial institutions	2,377	5,716	2,065	95	10,253
Other interest-bearing liabilities	5	23	—	—	28
Financial leasing, agreements signed before 1997	8	16	16	52	92
Operational leasing	621	476	293	759	2,149

Total contractual commitments/commercial pledges	3,011	6,231	2,374	906	12,522

Note 30    Supplementary cash-flow information

Transactions not affecting cash are as follows:

        In addition to the reported investing and financing operations, as shown in the cash flow statement, the following transactions occurred that did not affect cash.

        In addition to reported investments and loan liabilities in cash flow, investments and the raising of loans through financial leasing amounted to SEK 66 million (2001: SEK 17 million), as well as amortization of loans through financial leasing in the amount of SEK -20 million (2001: SEK -22 million)

        The acquisition of shares in 2001 in Tele2 Russia Telecom BV and in OU Levicom Broadband, respectively, was conducted through a limited share issue of SEK 849 million and through loan financing at the seller amounting to SEK 134 million and is not included in cash flow as investing or financing. On the acquisition date, the companies had cash of SEK 884 million and SEK 5 million, respectively, which is reported in the cash flow as a reduction in investment.

Cash flow statement based on net profit/loss:

	Year ended December 31,
	2000	2001	2002
	(SEK in millions)
Current operations:
Net profit/loss for the year	(396)	392	223
Adjustments of items in profit/loss for the year that do not generate cash flow from current operations:
Depreciation/amortization	1,400	3,054	3,597
Minority interest	—	(1)	(1)
Profit/loss from shares in associated companies	44	(33)	36
Deferred tax expense	561	(2,334)	525
Financial leases	(6)	(5)	(9)
Unpaid interest	(31)	88	107
Write-down of shares	2	—	86

	1,574	1,161	4,564
Change in working capital	(691)	(748)	(199)

Cash flow from current operations	883	413	4,365

Investments according to the cash flow statement by market and operating area:

	Investments
	Year ended December 31,
	2001	2002
	(SEK in millions)
Nordic	1,029	902
Eastern Europe and Russia	328	594
Central Europe	149	135
Southern Europe	454	142
Luxembourg	122	94
Branded products & other services	63	23

	2,145	1,890
Change in long-term receivable	87	3
Acquisition/divestment of companies	(765)	623

Total investments according to cash flow statement	1,467	2,516

	Investments
	Year ended December 31,
	2001	2002
	(SEK in millions)
Mobile telephony	789	998
Fixed telephony and Internet	1,272	794
Cable-TV	52	85
Data-processing	32	13

	2,145	1,890
Change in long-term receivable	87	3
Acquisition/sale of companies	(765)	623

Total investments according to cash flow statement	1,467	2,516

        Additional information on segments is presented in Notes 31-32.

Note 31    Market areas

        The Group's operations are primarily divided among six market areas: Nordic, Eastern Europe and Russia, Central Europe, Southern Europe, Luxembourg and Branded products and services, which reflect internal reporting to the Board and executive management and the division of responsibility and organization within the Group. Market control and prioritization is largely jointly undertaken for continental Europe, and thus goodwill and depreciation/amortization attributable to the acquisition of the SEC Group is not broken down across market areas Central Europe, Southern Europe, Luxembourg and Branded products and services.

        The Nordic market area is acting on a more mature market, while continental Europe has not pursued operations for an equally long period. The Eastern Europe and Russia market area is yet another market with its own particular risks and possibilities. The division is based on the geographical location of operations, which also reflects where customers are located. Relations between companies within the Group are based on commercial terms and conditions and pricing.

        The Nordic market area consists of Tele2 operations in Sweden, Norway, Denmark and Finland, Datametrix operation and ProcureITright. Optimal Telecom are also included in the Nordic market area as of January 1, 2002, having previously been part of the Branded products and services market area. The Eastern Europe and Russia market area encompasses Tele2 operations in the Baltic States (Estonia, Latvia and Lithuania), Poland, Czech Republic and Russia as well as X-Source operations. The Central Europe market area comprises Tele2 operations in Germany, Netherlands, Switzerland, Austria and a license in Ireland. The Southern Europe market area comprises Tele2 operations in France, Italy, Spain and Portugal. The Luxembourg market area encompasses Tele2 operations in Liechtenstein and Luxembourg, plus the recently launched operations in Belgium, as well as 3C operations and Transac. The Branded products and services market area comprises Tele2 UK, C3-operations, Everyday operations and IntelliNet operations.

        Operating revenue, operating profit before and after depreciation/amortization, as well as investments for the operating areas in each market area are presented in Note 1, Note 2 and Note 30.

        Below is market area information presented for the two years ended December 31, 2002. It has been impractical for the Group to present similar information for the year ended 2000 due to the acquisition of SEC SA and because information on internal revenue (intra group sales) and amortization of goodwill by market area have not been available. Note 1 and 2, however, provides information on total revenue by segment (including internal and external revenue), depreciations and operating income/loss before and after amortization and depreciation.

	Year ended December 31, 2001
	Nordic	Eastern Europe & Russia	Central Europe	Southern Europe	Luxembourg	Branded Products and services	Non- distributed and internal elimination	Total
	(SEK in millions)
Balance sheet
ASSETS
Intangible fixed assets	1,317	3,547	55	16	201	6	22,627	27,769
Tangible assets	6,162	1,408	479	682	578	122	—	9,431
Shares in associated comp	251	75	—	—	—	—	—	326
Other long-term securities	80	122	—	—	—	—	—	202
Other financial fixed assets	9,935	577	—	—	4,331	—	(12,879)	1,964

	17,745	5,729	534	698	5,110	128	9,748	39,692
Current assets	4,459	2,554	1,367	2,027	2,643	590	(4,074)	9,566

Total assets	22,204	8,283	1,901	2,725	7,753	718	5,674	49,258

LIABILITIES
Provisions	102	—	—	—	—	—	—	102
Interest-bearing liabilities	11,094	6,843	1,424	1,531	4,359	1,076	(14,473)	11,854
Long-term liabilities, other	7	1	—	—	—	—	—	8
Current liabilities, other	3,970	659	2,243	3,045	1,393	631	(4,192)	7,749

Total liabilities	15,173	7,503	3,667	4,576	5,752	1,707	(18,665)	19,713

	Year ended December 31, 2001
	Nordic	Eastern Europe & Russia	Central Europe	Southern Europe	Luxembourg	Branded Products and services	Non- distributed and internal elimination	Total
	(SEK in millions)
Income statement
Operating revenue
External	11,898	1,148	4,844	5,124	663	1,408		25,085
internal, other Group	226	33	396	444	74	84	(1,257)	—
internal, market area	242	—	124	23	49	84	(522)	—

Operating revenue, total	12,366	1,181	5,364	5,591	786	1,576	(1,779)	25,085
Depreciation/amortization	(1,011)	(447)	(101)	(96)	(118)	(36)	(1,245)	(3,054)
Operating expenses, other	(8,760)	(907)	(5,968)	(6,923)	(777)	(1,986)	1,820	(23,501)
Other operating revenue	198	9	15	2	3	4	(42)	189
Other operating expenses	(36)	(11)	(17)	(1)	(7)	(4)	1	(75)

Operating profit/loss	2,757	(175)	(707)	(1,427)	(113)	(446)	(1,245)	(1,356)
Profit/loss on assoc. comp	(58)	—	—	—	91	—	—	33
Profit/loss on fixed assets							4	4
Other interest income, etc.							65	65
Interest expense, etc.							(690)	(690)

Profit/loss after financial items	2,699	(175)	(707)	(1,427)	(22)	(446)	(1,866)	(1,944)

Tax on profit for the year							2,335	2,335
Minority interest							1	1

Profit/loss for the year	2,699	(175)	(707)	(1,427)	(22)	(446)	470	392

Miscellanuous
Investments, intangible ass.	1	(2)	2	15	1	—		17
Investments, tangible ass.	1,094	363	151	442	125	66	(32)	2,209

	Year ended December 31, 2002
	Nordic	Eastern Europe & Russia	Central Europe	Southern Europe	Luxembourg	Branded Products and services	Non- distributed and internal elimination	Total
	(SEK in millions)
Balance sheet
ASSETS
Intangible fixed assets	1,025	3,491	46	2	177	4	20,351	25,096
Tangible assets	6,055	1,399	616	557	569	61	—	9,257
Shares in associated comp	498	—	—	—	44	—	—	542
Other long-term securities	103	36	—	—	—	—	—	139
Other financial fixed assets	9,318	326	180	129	3,426	16	(12,056)	1,339

	16,999	5,252	842	688	4,216	81	8,295	36,373
Current assets	5,008	813	1,591	2,074	1,806	313	(1,106)	10,499

Total assets	22,007	6,065	2,433	2,762	6,022	394	7,189	46,872

LIABILITIES
Provisions	28	—	—	—	—	—	—	28
Interest-bearing liabilities	9,931	4,140	1,523	680	5,195	976	(12,164)	10,281
Long-term liabilities, other	—	1	—	142	1	12	(156)	—
Current liabilities, other	3,274	651	2,402	2,297	637	422	(1,870)	7,813

Total liabilities	13,233	4,792	3,925	3,119	5,833	1,410	(14,190)	18,122

	Year ended December 31, 2002
	Nordic	Eastern Europe & Russia	Central Europe	Southern Europe	Luxembourg	Branded Products and services	Non- distributed and internal elimination	Total
	(SEK in millions)
Income statement
Operating revenue
External	13,566	2,320	5,689	8,105	754	848	—	31,282
internal, other Group	79	41	265	263	29	95	(772)	—
internal, market area	585	8	113	47	87	61	(901)	—

Operating revenue, total	14,230	2,369	6,067	8,415	870	1,004	(1,673)	31,282
Depreciation/amortization	(1,435)	(577)	(133)	(129)	(92)	(12)	(1,219)	(3,597)
Operating expenses, other	(9,410)	(1,877)	(6,348)	(8,514)	(747)	(1,181)	1,934	(26,143)
Other operating revenue	37	33	204	1	6	5	(236)	50
Other operating expenses	(43)	16	(4)	(3)	(3)	—	(25)	(62)

Operating profit/loss	3,379	(36)	(214)	(230)	34	(184)	(1,219)	1,530
Profit/loss on assoc. comp	(31)	(4)	—	—	(1)	—	—	(36)
Profit/loss on fixed assets		(86)					2	(84)
Other interest income, etc.							165	165
Interest expense, etc.							(779)	(779)

Profit/loss after financial items	3,348	(126)	(214)	(230)	33	(184)	(1,831)	796
Tax on profit for the year							(574)	(574)
Minority interest							1	1

Profit/loss for the year	3,348	(126)	(214)	(230)	33	(184)	(2,404)	223

Miscellanuous
Investments, intangible ass.	23	124	—	—	—	—	—	147
Investments, tangible ass.	885	504	339	142	95	19	(219)	1,765

Note 32    Operating areas

        A secondary division of operations takes the form of a grouping into four operating areas: Mobile telephony, Fixed telephony & Internet, Cable TV and Data processing, which is based on services and products that differ from each other in terms of risks and possibilities.

        The Fixed telephony & Internet operating area includes fixed telephony as well as the Dial-up and DNS data services. The Cable TV operating area encompasses broadband services, Cable TV, the radio station Tango Sunshine and Tango TV. The Data processing operating area includes IT-outsourcing via X-source, as well as system integration through Datametrix, Internet payments, credit card transactions and call phone services via 3C, data processing of card transactions and invoicing through Transac, cash cards for fixed telephony through C3 and the Internet portal, Everyday.

        It is impractible to provide information that distribute financial fixed assets and current assets by operating area. Operating revenue, operating profit before and after depreciation/amortization, as well as investments of the operating areas in each market area are presented in Note 1, Note 2 and Note 30.

	Year ended December 31, 2001
	Mobile telephony	Fixed telephony & Internet	Cable TV	Data processing	Non- distributed and internal elimination	Total
	(SEK in millions)
Balance sheet
Intangible fixed assets	4,188	948	4	2	22,627	27,769
Tangible fixed assets	4,345	4,285	744	57	—	9,431
Financial fixed assets					2,492	2,492
Current assets					9,566	9,566

Total assets	8,533	5,233	748	59	34,685	49,258

	Year ended December 31, 2001
	Mobile telephony	Fixed telephony & Internet	Cable TV	Data processing	Non- distributed and internal elimination	Total
	(SEK in millions)
Income statement
Operating revenue from external customers	7615	16,937	172	361	—	25,085
Miscellaneous
Investments in intangible ass.	(2)	18	—	1	—	17
Investments in tangible ass.	841	1,280	57	31	—	2,209

	Year ended December 31, 2002
	Mobile telephony	Fixed telephony & Internet	Cable TV	Data processing	Non- distributed and internal elimination	Total
	(SEK in millions)
Balance sheet
Intangible fixed assets	3,687	1,014	3	41	20,351	25,096
Tangible fixed assets	4,232	4,226	736	63	—	9,257
Financial fixed assets					2,020	2,020
Current assets					10,499	10,499

Total assets	7,919	5,240	739	104	32,870	46,872

	Year ended December 31, 2002
	Mobile telephony	Fixed telephony & Internet	Cable TV	Data processing	Non- distributed and internal elimination	Total
	(SEK in millions)
Income statement
Operating revenue from external customers	9,819	20,843	298	322	—	31,282
Miscellaneous
Investments in intangible ass.	121	26	—	—	—	147
Investments in tangible ass	901	763	88	13	—	1,765

Note 33    Transactions with related parties

        As a result of its substantial direct and indirect shareholdings in the Tele2 Group, Invik Group, Kinnevik Group, Transcom Worldwide Group, Millicom Group, XSource Corporation Group, MTG Group, Metro Group and other companies, the Stenbeck family has the potential to exert considerable influence in terms of financial and operational decisions regarding operations in these companies. These companies have been regarded as related parties to Tele2. Business relations between Tele2 and all related parties are subject to commercial terms and conditions.

Significant transactions in recent years:

  •
  At year-end 1998, Tele2 acquired 48% of Tele2 Eesti (formerly Ritabell AS), with mobile operations in Estonia, from Millicom.

  •
  In November 1999 Tele2 sold its shareholding (24,8%) in the associated company Netcom ASA, a mobile telephony company in Norway, to SEC in return for 17.8% in SEC. SEC gradually divested Netcom ASA during under 1999 and 2000.

  •
  In August 2000, via a limited share issue corresponding to SEK 19,773 million, Tele2 acquired an additional 81.9% of SEC, which pursues fixed telephony operations in continental Europe and mobile telephony operations in Luxembourg, etc., from Millicom.

  •
  During 2000 Tele2 divested its holding in 4T Solutions, with billing systems operations, to XSource Corporation in return for 11.88% of XSource Corporation.

  •
  In January 2001, Tele2 Group divested its 37.45% holding in the associated company Transcom Worldwide to Industriförvaltings AB Kinnevik. Transcom Worldwide is one of Europe's largest customer service companies. The purchase price was based on the market share price 60 trading days after Transcom Worldwide was listed on the Stockholm Stock Exchange.

  •
  In December 2001, Tele2 Group acquired shares in Tele2 Russia Telecom BV from Millicom through a limited shares issue corresponding to a value of SEK 849 million. Tele2 Russia Group conducts mobile operations in Russia.

Transactions in 2002:

  •
  In October 2002, the Tele2 Group acquired all shares in the ProcureITright Group, a supplier of procurement function services and WEB-based procurement systems, from XSource Corporation Group for SEK 42 million.

Operational agreements between Tele2 and related parties:

        Tele2 supplies telephony and data services on commercial terms to closely related corporate groups.

        Invik Group:

  •
  Tele2 Group's telephony operates are, with the exception of Russian operations, insured by Moderna Försäkringar AB (a subsidiary of Invik & Co AB).

  •
  Banque Invik conducts certain financial services for the Tele2 Group. Bankque Invik is also a credit supplier and conducts credit transactions that arise using the equipment of 3C-operations.

        Kinnevik Group:

  •
  CIS Credit International Service AB provides Tele2 with debt collection services.

  •
  Collect Sweden AB is a company that managed a fidelity program and provided multi-bonus cards and was also in charge of marketing and management of benefit and offers within the framework of the Collect multi-bonus program. Collect is now being phased out.

        Transcom Worldwide Group:

  •
  Transcom provides customer services and telemarketing for Tele2.

        Millicom Group:

  •
  Millicom Group purchases certain consulting services from theTele2 company ProcureITright.

        XSource Corporation Group:

  •
  Savera Systems Incorporated and its sister company Basset AB supplies Tele2 with operator billing systems. Savera also supplies Tango with an invoicing system for cash cards,

  •
  NetCom Consultants AB supplies Tele2 with consulting services in tele and data communications.

        MTG Group:

  •
  Tele2 buys advertising time on radio and TV channels owned by MTG.

  •
  Tele2 Sverige AB purchases cable TV programs from TV1000 Sverige AB.

        Other related companies:

  •
  Viking Telecom provides Tele2 with most of the line routers that Tele2 supplies to its end customers.

Transactions between Tele2 and related parties:

	Operating revenues			Operating costs
	2000	2001	2002	2000	2001	2002
	(SEK in millions)
Invik Group	—	10	—	—	10	124
Kinnevik Group	—	1	11	60	387	132
Transcom Worldwide Group	20	20	23	504	2,031	1,860
Millicom Group	—	16	17	1	7	14
XSource Corporation Group	—	9	7	122	236	266
MTG, Modern Times Group	11	32	28	3	163	108
Metro International Group	—	2	3	—	5	4
Other related companies	4	1	5	5	140	102

Total	35	91	94	695	2,979	2,610

	Interest revenues			Interest costs
	Year ended December 31,
	2000	2001	2002	2000	2001	2002
	(SEK in millions)
Invik Group	—	—	97	—	—	131

Total	—	—	97	—	—	131

	Materials & supplies			Restricted cash
	Year ended December 31,
	2000	2001	2002	2000	2001	2002
	(SEK in millions)
Invik Group	—	—	—	—	897	841
Kinnevik Group	—	—	1	—	—	—
XSource Corporation Group	—	2	—	—	—	—
MTG, Modern Times Group	—	—	7	—	—	—
Other related companies	—	39	5	—	—	—

Total	—	41	13	—	897	841

	Acc. receivable, etc.		Other receivables
	Year ended December 31,
	2001	2002	2001	2002
	(SEK in millions)
Invik Group	1	—	—	—
Kinnevik Group	—	9	78	—
Transcom Worldwide Group	6	2	—	—
Millicom Group	20	8	113	—
XSource Corporation Group	69	2	17	20
MTG, Modern Times Group	45	53	—	—
Other related companies	1	8	47	39

Total	142	82	255	59

	Liabilities to suppliers, etc.		Other liabilities
	Year ended December 31,
	2001	2002	2001	2002
	(SEK in millions)
Invik Group	11	124	881	755
Kinnevik Group	43	23	—	—
Transcom Worldwide Group	267	188	—	—
Millicom Group	43	—	—	—
XSource Corporation Group	93	39	—	5
MTG, Modern Times Group	27	17	—	—
Metro International Group	—	2	—	—
Other related companies	98	63	30	23

Total	582	456	881	783

Note 34    Number of employees

	Average number of employees
	Year ended December 31,
	2000	of which men,	2001	of which men,	2002	of which men,
Nordic	1,192	72%	1,126	70%	1,169	70%
Eastern Europe and Russia	460	43%	602	49%	1,456	52%
Central Europe	29	59%	122	61%	116	59%
Southern Europe	16	63%	81	65%	95	65%
Luxembourg	40	50%	189	83%	231	68%
Branded products & services	10	80%	52	73%	48	83%

Total, by market	1,747	64%	2,172	65%	3,115	61%

        The average number of employees for each year for acquired companies is reported in relation to the period of time they have been part of the Tele2 Group. Tele2 Russia was acquired in December 2001.

Note 35    Personnel costs

	Year ended December 31,
	2000			2001			2002
	Salaries and remuneration	Social security expenses	of which pension expenses	Salaries and remuneration	Social security expenses	of which pension expenses	Salaries and remuneration	Social security expenses	of which pension expenses
	(SEK in millions)
Board and President	18	9	2	52	13	3	67	20	5
Other employees	563	215	36	870	254	50	995	303	59

Total Group	581	224	38	922	267	53	1,062	323	64

        Salaries and remuneration for each year for acquired companies is reported in relation to the period they have been part of the Tele2 Group. Tele2 Russia was acquired in December 2001. Note 34 shows the workforce.

	Pension expenses
	2000	2001	2002
Defined-benefit pension plans	1	4	20
Defined-contribution pension plans	37	49	44

Total, pension expenses	38	53	64

        In the case of defined-benefit plans, the company assumes the risk and responsibility on the pension payout date. In the case of defined-contribution plans, the company is not exposed to risk on the pension payout date.

	Year ended December 31,
	2000			2001			2002
	Salaries and remuneration			Salaries and remuneration			Salaries and remuneration
	Board and President	of which bonuses	Other employees	Board and President	of which bonuses	Other employees	Board and President	of which bonuses	Other employees
	(SEK in millions)
Nordic	14	1	472	22	2	539	27	3	573
Eastern Europe and Russia	1	—	45	5	—	78	21	2	150
Central Europe	1	—	14	6	—	63	7	1	73
Southern Europe	1	1	8	3	1	50	4	1	54
Luxembourg	—	—	18	9	—	104	1	—	112
Branded products & services	1	—	6	7	1	36	7	1	33

Total, by market	18	2	563	52	4	870	67	8	995

        In 2002, provision of SEK 16 million (2001: SEK 15 million, 2000: SEK 12 million) was made for bonuses to key personnel in the Group, plus social security expenses of SEK 5 million (2001: SEK 5 million, 2000: SEK 4 million). Distribution of the amount will be decided in 2003.

Remuneration of senior executives:

        The group "Other senior executives" consists of 13 people (2001: 13). In addition to the costs below, Tele2 also incurred costs relating to social security expenses.

	2001
	Basic salary/ Board fee	Variable remuneration	Options program	Other benefits	Other renumeration	Pension costs	Total renumeration
	(SEK in millions)
Chairman of the Board:
Jan Hugo Stenbeck	0.3				—		0.3
Group President and CEO:
Lars-Johan Jarnheimer	7.6	1.6	—	0.0	—	1.3	10.5
Other senior executives	18.9	10.4	—	1.1	—	1.0	31.4

	26.8	12.0	—	1.1	—	2.3	42.2

	2002
	Basic salary/ Board fee	Variable remuneration	Options program	Other benefits	Other renumeration	Pension costs	Total renumeration
	(SEK in millions)
Chairman of the Board:
Jan Hugo Stenbeck	0.1				6.8		6.9
Bruce Grant	0.2				—		0.2
Group President and CEO:
Lars-Johan Jarnheimer	10.0	1.5	1.0	0.0	—	1.9	14.4
Other senior executives	21.8	10.3	13.5	1.3	—	1.3	48.2

	32.1	11.8	14.5	1.3	6.8	3.2	69.7

	2002
	Previous years	Allocation for the year				Total
	Options program	Warrant program 2002/2005
	Number	Number of options	Market value on issuance	Acquisition price	Benefit	Number of options
Group President and CEO	—	15 000	1.0	—	1.0	15 000
Other senior executives	—	195 000	13.5	—	13.5	195 000

	—	210 000	14.5	—	14.5	210 000

Board of Directors:

        Board chairman Jan Hugo Stenbeck died during the year and Board member Bruce Grant was appointed Chairman in August. Total Board fees of SEK 1.9 million were paid compared with SEK 2.1 million decided of the Annual General Meeting of shareholders.

        During the year, the parent company paid SEK 6.8 million to acompany owned by Jan Hugo Stenbeck, for consultations regarding services that cannot be regarded as Board work. In addition Tele2 Group paid SEK 8.7 million (2001: SEK 17.3 million) to a company partly owned by Bruce Grant, for consultations regarding services that cannot be regarded as Board work.

President and CEO:

        In addition to a fixed salary, Lars-Johan Jarnheimer, President and CEO of Tele2, received a bonus of SEK 1.5 million (2001: SEK 1.6 million). The bonus is based on individualized goals. The pension premium, which is defined-contribution, is paid in the form of 20% of the fixed basic salary. The pension age is 65. The period of notice when served by the company is a minimum 12 and maximum 18 months in the case of the President of Tele2 AB. Salary during a period of notification of 12 months is paid to the President if he serves notice of termination of employment to the company. Salary and remuneration for the President are determined annually by the Board of Directors following proposals by the Chairman of the Board.

Other senior executives:

        Variable salary paid to other senior executives includes a bonus of 0%—35% based on profit benchmarks, with the remainder being based on individualized goals. Other benefits pertain primarily to car benefits. Pensions are paid in accordance with the public pension plan, of which SEK 1.1 million (2001: SEK 0.2 million) represents a defined-contribution plan and SEK 0.2 million (2001. SEK 0, 2 million) is a defined-benefit plan. The pension age is 65. The period of notice when served by the company is a minimum 6 and maximum 12 months. Salary during a period of notification of six months is received if the person serves notice of termination of employment to the company. Not other remuneration is paid.

Incentive program 1997-2006

        At the Annual General Meeting in 1997, it was decided to undertake an incentive program for a number of the senior executives employed at that time and future senior executives in the Group. Through a company established for this purpose, NC Intressenter AB, these persons were provided with the opportunity to acquire 100,000 shares per year during 1999-2003, up to a maximum total amount of 500,000 Series B shares. In October 2000, 200,000 shares were issued and three convertible-debenture notes corresponding to 300,000 shares were issued to NC Intressenter to fulfill the offer. At December 31, 2002, NC Intressenter held 400,000 Series B shares and a convertible debenture note corresponding to 100,000 Series B shares. The premium for the option amounted to SEK 7 million in 1997. This was based on a Black-Scholes evaluation and an exercise price of SEK 150 per share. In their turn, all partners in NC Intressenter made payments to NC Intressenter based on the Black-Scholes evaluations.

        On December 31, 2002, Invik & Co AB owned 42% of the shares in NC Intressenter. Invik & Co AB is not entitled to sell or transfer these shares without the permission of Tele2 AB.

Incentive Program 2002-2007

        At the Annual General Meeting in 2002, it was decided to undertake an incentive program corresponding to a maximum of 1,055,000 for current and future key employees of the Group. These persons are to be offered the opportunity, via warrants, to subscribe for Series B shares during a period of three to five years after allotment, at a price totaling the market value of the Series B share plus 10% at the time of allotment, on condition that they remain employed by the Group. No premium is to be paid. At December 31, 2002, allotments corresponding to 663,000 shares had been implemented. All of these had a redemption price of SEK 191. In addition, allotments corresponding to 153,700 shares had been made to a wholly owned Group company to secure the future cash flow for social insurance costs.

Note 36    Auditors' fees

	Year ended December 31,
	2001		2002
	PWC	Other auditors	PWC	Other auditors
	(SEK in millions)
Audit assignments*	18	1	17	4
Other assignments	13	3	13	4

	31	4	30	8
Total		35		38

*
Auditing assignments = examination of the annual report and the accounts as well as the administration by the Board and the President. All other is other assignments.

Note 37    The United States generally accepted accounting principles (US GAAP)

        The consolidated balance sheets and income statements are drawn up in accordance with Swedish accounting principles. These differ in certain respects from generally accepted accounting principles in the United States (US GAAP).

        The following adjustments are required for reporting profit/loss for the year and shareholders' equity in line with US GAAP.

Profit/loss for the year:

	Year ended December 31,
	2000	2001	2002	2002
	SEK	SEK	SEK	USD
	(in millions)
Profit/loss for the year according to Swedish accounting principles:	(396)	392	223	26
Adjustments required for compliance with US GAAP.
a) Transactions between companies under common control	24	21	9	1
b) Amortization of goodwill	—	—	1,512	174
c) Lease agreements	3	2	1	—
d) Tangible fixed assets	31	9	(81)	(9)
e) Stock options	(196)	5	9	1
f) Software development costs	80	—	—	—
g) Accounting for step acquisitions	(317)	(8)	—	—
h) Accounting for acquisitions	(104)	(367)	25	3
i) Deferred tax liability	—	828	—	—
j) Alecta refund	(8)	—	—	—
k) Changes in accounting principles	21	(156)	—	—
l) Hedge accounting	—	(2)	1	—

Net adjustment	(466)	332	1,476	170
Deferred tax effect on above US GAAP adjustments	(38)	39	(7)	(1)

Profit/loss for the year according to US GAAP	(900)	763	1,692	195

Earnings per share:

	Year ended December 31,
	2000	2001	2002	2002
	SEK	SEK	SEK	USD
Profit/loss for the year according to US GAAP	(900)	763	1,692	195
Number of shares, weighted average	114 087 366	145 003 847	147 360 175	147 360 175
Earnings per share	SEK (7.89)	SEK 5.26	SEK 11.48	USD 1,32
Profit/loss of the year according to US GAAP	(900)	763	1,692	195
Number of outstanding shares after full dilution, weighted average*)	114 087 366	145 215 999	147 596 866	147 596 866
Earnings per share after full dilution	SEK (7.89)	SEK 5.25	SEK 11.46	USD 1,32

*)
In contrast to Swedish accounting principles, US GAAP does not calculate earnings per share after dilution at the present value of the exercise price for the options.

Adjusted profit/loss for the year:

        The Company adopted the provisions of FAS 142 as of January 1, 2002 and, as a result, discontinued amortization and began testing goodwill for impairment at a level of reporting referred to as a reporting unit for purposes of US GAAP. As required by FAS 142, the Company completed transitional impairment testing of goodwill as of January 1, 2002 as well as an annual impairment test. No impairment losses were reported in fiscal year 2002 as a result of either test. The following table presents net income (and related share amounts) for fiscal year 2001 and 2000 adjusted to exclude amortization expense (including any related tax effects) recognized in those periods related to goodwill and equity method goodwill.

	Year ended December 31,
	2000	2001	2002	2002
	SEK	SEK	SEK	USD
Profit/loss for the year according to US GAAP	(900)	763	1,692	195
Reversal: amortization of goodwill	610	1,845	—	—

Adjusted profit/loss for the year according to US GAAP	(290)	2,608	1,692	195

Expected amortization of intangible assets

        Expected amortization expense through 2007 related to the current balance of the intangible assets still subject to amortization is as follows:

Year ended December 31
(SEK in millions)
2003	77
2004	77
2005	77
2006	77
2007	77

Adjusted earnings per share:

	Year ended December 31,
	2000	2001	2002	2002
	SEK	SEK	SEK	USD
Profit/loss for the year according to US GAAP	(900)	763	1,692	195
Reversal: amortization of goodwill	610	1,845	—	—

Adjusted earnings for the year	(290)	2,608	1,692	195
Number of shares, weighted average	114 087 366	145 003 847	147 360 175	147 360 175
Adjusted earnings per share	SEK (2.54)	SEK 17.99	SEK 11.48	USD 1,32
Profit/loss of the year according to US GAAP	(900)	763	1,692	195
Reversal: interest after tax on convertibles during the year	—	—	—	—
Reversal: amortization of goodwill	610	1,845	—	—

Adjusted earnings for the year after full dilution	(290)	2,608	1,692	195
Number of outstanding shares after full dilution, weighted average*)	114 087 366	145 215 999	147 596 866	147 596 866
Adjusted earnings per share after full dilution	SEK (2.54)	SEK 17.96	SEK 11.46	USD 1,32

Shareholders' equity:

	At December 31,
	2000	2001	2002	2002
	SEK	SEK	SEK	USD
	(in millions)
Shareholders' equity according to Swedish accounting principles	26,539	29,517	28,728	3304
Adjustments required for compliance with US GAAP:
a) Transactions between companies under common control	(47)	(27)	(18)	(2)
b) Amortization of goodwill	—	—	1,512	174
c) Lease agreements	11	13	14	2
d) Tangible fixed assets	51	60	(21)	(2)
e) Stock options	(30)	(25)	(4)	(1)
g) Accounting for step acquisitions	(94)	(102)	(103)	(12)
h) Accounting for acquisitions	6,592	6,630	6,500	748
i) Deferred tax liability	(828)	—	—	—
j) Alecta refund	(7)	(7)	2	—
k) Changes in accounting principles	156	—	—	—
l) Hedge accounting	—	(2)	—	—

Net adjustment	5,804	6,540	7,882	907
Deferred tax effect of above US GAAP adjustments	(54)	(16)	(32)	(4)

Shareholders' equity according to US GAAP	32,289	36,041	36,578	4,207

Change in shareholders' equity:

	At December 31,
	2000	2001	2002	2002
	SEK	SEK	SEK	USD
	(in millions)
Opening shareholders' equity, Jan. 1, according to US GAAP	5,772	32,289	36,041	4,145
Items reported directly against shareholders' equity
Gradual acquisitions	(33)	(8)	—	—
Exchange-rate difference, according to US GAAP	785	2,144	(1,181)	(136)

Total items reported directly against shareholders' equity	752	2,136	(1,181)	(136)
Other changes in shareholders' equity
New share issue, acquisition of SEC, according to US GAAP	26,628	—	—	—
New share issue, acquisition of Tele2 Russia, according to US GAAP	—	838	—	—
New share issue, convertibles, according to US GAAP	37	15	26	3
Profit/loss for the year, according to US GAAP	(900)	763	1,692	195

Closing shareholders' equity, Dec. 31, according to US GAAP	32,289	36,041	36,578	4,207

Deferred tax liability/asset:

        The estimated tax effect on temporary differences reported as deferred tax asset in accordance with US GAAP is shown below:

	At December 31,
	2001	2002	2002
	SEK	SEK	USD
	(in millions)
Deferred tax liability/asset, according to Swedish acc.principles	1,764	1,246	143
Deferred tax, adjustment according to US GAAP	(16)	(32)	(4)

Total deferred tax liability (-)/asset (+) according to US GAAP	1,748	1,214	139

        Out of Tele2's loss-carryforwards, approximately SEK 4,800 million of the unrecognized carry-forwards relate to the acquired SEC business. Any subsequent recognition of the losses carry forwards will be allocated to reduce goodwill.

Extract from the consolidated balance sheets:

	Swedish accounting principles		Adjustment items		US GAAP
	At December 31,
	2001	2002	2001	2002	2001	2002	2002
	SEK	SEK	SEK	SEK	SEK	SEK	USD
	(SEK/USD in millions)
Fixed assets	39,692	36,373	6,612	7,952	46,304	44,325	5,098
Current assets	9,566	10,499	—	—	9,566	10,499	1,207

Total assets	49,258	46,872	6,612	7,952	55,870	54,824	6,305

Shareholders' equity	29,517	28,728	6,524	7,850	36,041	36,578	4,207
Minority interest	28	22	—	—	28	22	2
Long-term liabilities	11,082	7,927	80	97	11,162	8,024	923
Current liabilities	8,631	10,195	8	5	8,639	10,200	1,173

Total shareholders' equity and liabilities	49,258	46,872	6,612	7,952	55,870	54,824	6,305

Explanation of current differences between Swedish accounting principles and US GAAP:

        The account below presents a description of the adjustments that must be made to report Tele2 Group's profit/loss for 2000, 2001 and 2002 and shareholders' equity as of December 31, 2000, 2001 and 2002 in accordance with US GAAP.

a)    Transactions between companies under common control

        In 1993 and 1994, the company acquired Tele2 and Comviq from the Industriförvaltnings AB Kinnevik Group. The acquisition method was used to report the transactions. Accordingly, the difference between the acquisition value and market value of net assets was reported as goodwill. According to US GAAP, acquisitions of operations from "jointly owned companies" should be conducted at historical values. Thus, as a US GAAP adjustment, all re-evaluations of plants, materials and supplies, goodwill, etc. that arise on the transaction date are eliminated and the resulting depreciation/amortization is reversed.

b)    Amortization of goodwill

        According to Swedish accounting principles, all intangible fixed assets, including goodwill, must be amortized. Amortization rates are based on the acquisition value of the fixed assets and the estimated utilization period. According to US GAAP, effective 2002, goodwill and intangible assets with an indefinite life are no longer amortized but are instead tested, at least annually, to identify any impairment loss. The goodwill impairment test consists of a two-step method. First, each reporting units carrying value will be compared to its fair value. Second, where the reporting unit's carrying value exceeds its fair value, an impairment loss is recognized to the extent that the goodwill carrying value exceeds the reporting unit's implied goodwill, which is calculated as the difference between the reporting unit's fair value and the fair value of the reporting unit's recognized and unrecognized assets and liabilities. The impairment test for indefinite-lived intangible assets will require that an impairment loss be recognized equal to the excess of its carrying value over its fair value.

c)    Lease agreements

        The Group has certain leasing transactions which, according to generally accepted accounting principles in Sweden, have been treated as operating leases, but which, according to US GAAP, are viewed as finance leases.

d)    Tangible fixed assets

        Through 1997, indirect costs, which also included general and administrative expenses, were capitalized under Swedish GAAP. General andadministrative expenses should be expensed as incurred under US GAAP. From January 1, 1998 no indirect costs at all are capitalized under Swedish GAAP. Construction overhead costs related to the construction of new sites, continue to be capitalized under US GAAP.

e)    Stock options

        According to US GAAP, as a result of the terms and conditions of the options programs in 1997, a liability is calculated based on the market value of the underlying shares. According to US GAAP, the commitments to employees should not be dissolved. Commitments to others should be valued at the value of the option on the date on which the decision was made to settle it through a new share issue and report it directly against shareholders' equity.

f)    Software development cost

        Through 1999, Tele2 has capitalized development costs for software for external sales. According to US GAAP, this should be expensed and depreciation attributable to capitalization be reversed until the product is technically finalized. As a result of the sale of 4T Solutions AB in 2000, there is currently no difference vis-a-vis US GAAP.

g)    Accounting for step acquisitions

        The gradual acquisitions of OU Levicom and Société Européene de Communications S.A. during 1999-2001 has, according to Swedish accounting principles, resulted in a restatement of adjustment of shareholders' equity corresponding to shares in profit of the holdings from the original acquisition date based on the equity method rather than historical acquisition values. According to US GAAP, not only should shareholders' equity be adjusted against the share in profit/loss but also goodwill and depreciation should be taken into account from the original acquisition date.

h)    Accounting for acquisitions

        The acquisition of Société Européene de Communications S.A. in 2000 was conducted via a non-cash share issue, in which newly issued shares in Tele2 were offered in exchange for the outstanding shares in Société Européene de Communications S.A. According to Swedish accounting principles, the acquisition price is calculated at a value corresponding to the share price of Tele2 on the transaction date. According to US GAAP, the acquisition price should be set at the share price on the date at which the offer was announced. There are also certain differences between acquired net assets according to US GAAP and Swedish accounting principles.

i)    Deferred tax liability

        According to US GAAP, deferred taxes should be reported for all temporary differences apart from certain exceptions. The reversal of deferred tax liabilities as a result of changes in circumstances is done restrictively. According to Swedish accounting principles, changes in circumstances can be taken into account in the assessment. In conjunction with the liquidation of Société Européene de Communications S.A. in 2001, there was no longer any differences vis-a-vis US GAAP.

j)    Alecta refund

        According to Swedish accounting principles, the value of the refund received by Tele2 from Alecta should be reported via the income statement in 2000. According to US GAAP, only the cash portion received should be reported as income.

k)    Changes in accounting principles

        According to Swedish accounting principles, changes in accounting principles are reported through a recalculation of the opening shareholders' equity as if the new principles had been applied already when the transaction arose. According to US GAAP, the change is reported across the income statement when changes in principles are made.

l)    Hedge accounting

        According to US GAAP, to qualify a hedge for accounting purposes, the hedge has to comply with very strict criteria in terms of the documentation of hedge relationship with hedged item and proof of its effectiveness. Swedish accounting principles do not require compliance with this strict criteria. Effective 2002, the company has documented the hedge and proved the effectivness of the hedge and thus there is no difference vis-à-vis US GAAP.

Stock options:

        In accordance with Swedish accounting principles, the option liability for the 1997 incentive program was dissolved in its entirety in 2000 as a result of the decision to settle the option through an issue of convertibles. According to US GAAP, depending on the conditions of the option program, a liability should be calculated based on the difference between the market value of the underlying shares and the exercise price. During 2002, stock options were issued as part of a new incentive program. This program is not reported as an expense in the income statement. A valuation in accordance with the Black-Scholes option model would have the following effect on profit/loss according to US GAAP. The calculation is based on a risk-free rate of interest of 4.7% (2001: 5.0%, 2000: 5.3%), no dividend (due to the uncertainty as to whether or not the Board will propose a dividend), volatility of 57.9% (2001: 45.5%, 2000: 40%) and the fact that the options expire on April 20, 2003 and September 1, 2005.

	Year ended December 31,
	2000	2001	2002
	(SEK in millions)
Profit/loss for the year, reported as above	(900)	763	1,692
Adjusted earnings per share after full dilution	SEK (7.89)	SEK 5.25	SEK 11.46
Profit/loss for the year, pro forma	(904)	760	1,687
Adjusted earnings per share after full dilution, pro forma	SEK (7.92)	SEK 5.23	SEK 11.43

Significant acquisitions during 2000:

        The following table shows the profit/loss for 2000 pro forma in accordance with US GAAP as if the acquisition of SEC had been conducted on January 2000.

Unaudited	December 31, 2000
(SEK in millions)
Revenues	16,273
Income/loss before tax	(2,071)
Net income/loss for the year	(2,661)
Earnings per share, basic and diluted, SEK	(18.40)
Number of shares before and after full conversion	144,598,726)

Summarized financial information

        Summarized financial information on Société Européenne de Communication S.A.

Summarized income statement	Nine months period ended September 30, 2000
(SEK in millions)
Revenues	3,905
Cost of revenues (excl depreciation and amortization)	(3,163)
Loss before taxation	(1,305)
Net loss	(1,305)

Summarized balance sheet	September 30, 2000
(SEK in millions)
Current assets	4,980
Non current assets	3,118
Current liabilities	3,505
Non-current liabilities	1,258

Segment reporting in accordance with US GAAP

        For US GAAP reporting purposes, the Company's market areas constitute its operating segments as a result of the fact that this is the level for which there is segment management. For purposes of US GAAP segment disclosures, the reportable measure of profit or loss for the segment is EBIT. The segment disclosures in Note 1, Note 2 and Note 30 include amounts that would not be reported for US GAAP.

Comprehensive income

        Comprehensive income includes profit/loss for the year and changes in translation differences.

	Year ended December 31,
Comprehensive income according to US GAAP
	2000	2001	2002
	(SEK in millions)
Profit/loss according to U.S. GAAP	(900)	763	1,692
Changes in translation differences according to US GAAP	785	2,144	(1,181)

Comprehensive Income based on U.S. GAAP	(115)	2,907	511

Accumulated other comprehensive income:	2000	2001	2002
	(SEK in millions)
Accumulated other comprehensive income according to US GAAP, Jan 1.	(22)	763	2,907
Change in translation differences according to U.S. GAAP	785	2,144	(1,181)

Accumulative Comprehensive Income based on U.S. GAAP, Dec 31	763	2,907	1,726

Advertising expenses:

        Total advertising expenses for the year amount to SEK 979 million (2001: 1,031 million and 2000: 630 million).

Classifications

        Equity method of accounting is used to account for associates. Under Swedish GAAP, result of associated companies is presented at a pre-tax level in the income statement with separate disclosure of the Company's share of the associate's income tax benefit/expense. Under US GAAP, result of associated companies is presented at a post-tax level. However, in the years 2000-2002, no income tax expense or benefit have been recognized by Tele2's associates.

        The accompanying statements of cash flows are prepared in a format consistent with SFAS No. 95 "Statements of cash flows", except for the presentation of blocked accounts (restricted cash) as liquid funds. Under US GAAP restricted cash should be disclosed separately from cash and cash equivalents in the statement of cash flows as a change in cash flows from investing activities. Under Swedish GAAP restricted cash has been presented with cash and bank as liquid fund in the statement of cash flows. These differences between Swedish and US GAAP are included in the following table.

	At December 31,
Balance Sheets
	2001	2002
	(SEK in millions)
Swedish GAAP
Cash and bank	2,275	2,473
US GAAP
Cash and bank	1,378	1,603
Restricted cash	897	870

	Year ended December 31,
Statements of cash flows
	2000	2001	2002
	(SEK in millions)
Net increase in cash (Swedish GAAP):	1,090	764	198
Adjustments:.
Cash flows from investing activities
Change in restricted cash	(434)	(463)	27
Net increase in cash (US GAAP)	656	301	225

Effects of new accounting Pronouncements:

US GAAP:

        In June 2001, the Financial Accounting Standards Board (FASB) issued a Statement of Financial Accounting Standards No. 143 (SFAS 143), entitled "Accounting for Asset Retirement Obligations". SFAS 143 states when and how accounting for liabilities and expenses attributable to the retirement o fixed assets should be done. Tele2 will apply SFAS 143 as of January 1, 2003. The application of this statement is not expected to have any significant effect on Tele2's earnings and financial position.

        In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities". SFAS 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity". SFAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized and measured initially at fair value only when the liability is incurred. The provisions of SFAS 146 are effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. We do not expect the adoption of SFAS 146 to have a material impact on our results of operations, financial position and cash flows.

        In November 2002, the FASB issued Interpretation No. 45 (FIN 45), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others". FIN 45 elaborates on the existing disclosure requirements for most guarantees, including loan guarantees, such as standby letters of credit. It also clarifies that at the time a company issues a guarantee, the company must recognize an initial liability for the fair value, or market value, of the obligations it assumes under the guarantee and must disclose that information in its interim and annual financial statements.FIN 45 will be effective to the Company on a prospective basis to guarantees issued or modified after December 31,2002. The disclosure requirements in this Interpretation are effective for financial statements of periods ending after December 15, 2002. Tele 2 AB has not determined the impact, if any, that this statement will have on its consolidated financial position or results of operations.

        In December 2002, the FASB issued SFAS 148, "Accounting for Stock-Based Compensation—Transition and Disclosure Amendment of FASB Statement No. 123. SFAS 148 amends SFAS 123, "Accounting for Stock-Based Compensation" to provide alternative methods of transition for an entity that voluntarily changes to the fair value methods of accounting for stock-based employee compensation. Tele2 AB accounts for stock-based compensation according to APB 25 and has not adopted the new rules for volunatry transition to the fair value based method of accounting for stock-based employee compensation.

        In January 2003, the Emerging Issues Task Force issued EITF 00-21, "Accounting for Revenue Arrangements with Multiple Deliverables". EITF 00-21 addresses the issue of (1) how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting; and

(2) how arrangement consideration should be measured an allocated to the separate units of accounting in the arrangement. EITF 00-21 is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The Company is in the process of assessing the impact of adopting EITF 00-21.

        In January 2003, the FASB issued FIN 46 "Consolidation of Variable Interest Entities, and Interpretation of ARB 51". FIN 46 addresses the consolidation of entities for which control is achieved through means other than through voting rights ("variable interest entities" or "VIE") by clarifying the application of ARB 51 to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from others. FIN 46 provides guidance on how to determine when and which business enterprise should consolidate the VIE. In addition, FIN 46 requires that both the primary beneficiary and all other enterprises with a significant variable interest in a VIE make additional disclosures. FIN 46 is required to be immediately applied by all entities with a variable interest in a VIE created after January 31, 2003. A public entity with a variable interest in a VIE created before February 1, 2003 is required to apply FIN 46 to that entity no later than the beginning of the first interim or annual period beginning after June 15, 2003. The Company is in the process of assessing the impact of adopting FIN 46.

UNAUDITED CONDENSED CONSOLIDATED
INTERIM FINANCIAL STATEMENTS OF
SOCIÉTÉ EUROPÉENNE DE COMMUNICATION S.A.

As of and for the nine months ended September 30, 2000

SOCIÉTÉ EUROPÉENNE DE COMMUNICATION S.A.

i) UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET

ii) AS OF SEPTEMBER 30

	Notes	September 30, 2000
		(DEM '000s)
ASSETS
NON-CURRENT ASSETS
Tangible fixed assets	3	267,550
Intangible assets, net		352,687
Licenses, net		62,262
Deferred costs, net		5,783
Equity investments	4	30,820

TOTAL NON-CURRENT ASSETS		719,102

CURRENT ASSETS
Current investments	5	—
Trade debtors and unbilled revenue		263,092
Receivables from affiliates		15,531
Inventory		28,747
Prepaids and other current assets		144,651
Cash and cash equivalents		696,598

TOTAL CURRENT ASSETS		1,148,619

TOTAL ASSETS	8	1,867,721

SHAREHOLDERS' EQUITY AND LIABILITIES
SHAREHOLDERS' EQUITY
Share capital, no par value	6	1,678,927
Foreign currency reserve		(536)
Retained losses		(605,819)
Loss for the period		(303,551)

TOTAL SHAREHOLDERS' EQUITY		769,021

LIABILITIES
NON-CURRENT LIABILITIES
Debt and other financing		289,772
Other non-current liabilities		467

TOTAL NON-CURRENT LIABILITIES		290,239

CURRENT LIABILITIES
Debt and other financing		152,922
Trade creditors		295,620
Amounts due to affiliates		90,827
Accrued expenses		216,287
Other current liabilities		52,805

TOTAL CURRENT LIABILITIES		808,461

TOTAL LIABILITIES		1,098,700

TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES		1,867,721

The accompanying notes are an integral part of this unaudited condensed consolidated balance sheet.

SOCIÉTÉ EUROPÉENNE DE COMMUNICATION S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF PROFIT AND LOSS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2000

	Notes	For the nine months ended September 30, 2000
		(DEM '000s)
Revenues	8	908,479
Operating expenses
Cost of revenues (excluding depreciation and amortization)		(735,942)
Sales and marketing		(546,238)
General and administrative		(128,380)
Depreciation and amortization		(71,559)

OPERATING LOSS BEFORE FINANCING AND TAXES	8	(573,640)
Interest expense and financial charges—external		(21,301)
Interest expense—affiliates		(8,128)
Interest and other income		16,609
Exchange gain/(loss)		6,609
Share of associates losses	4	(157)
Partial disposal of underlying assets of current investment	5	(6,482)
Disposal of current investment	5	282,971

LOSS BEFORE TAXATION		(303,519)
Income tax charge		(32)

LOSS AFTER TAXATION		(303,551)

Weighted average number of shares outstanding during the period (thousands)		572,220

Basic and diluted loss per share—DEM		(0.53)

The accompanying notes are an integral part of this unaudited condensed consolidated statement of profit and loss.

SOCIÉTÉ EUROPÉENNE DE COMMUNICATION S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2000

For the nine months ended September 30, 2000
(DEM '000s)
NET CASH USED BY OPERATING ACTIVITIES	(453,618)
CASH FLOW FROM INVESTING ACTIVITIES
Impact of Transcom Europe deconsolidation	(7,950)
Purchase of tangible fixed assets	(76,776)
Proceeds from the sale of fixed assets	6,066
Proceeds from sale of current investment	945,744

NET CASH PROVIDED/(USED) BY INVESTING ACTIVITIES	867,084

CASH FLOW FROM FINANCING ACTIVITIES
Proceeds from the issuance of debt	54,167
Advances from shareholders	—
Cash received from non-consolidated subsidiary	16,294
Repayment of debt	(13,131)

NET CASH PROVIDED BY FINANCING ACTIVITIES	57,330

CASH EFFECT OF EXCHANGE RATE CHANGES	1,007

NET INCREASE IN CASH AND CASH EQUIVALENTS	471,803
Cash and cash equivalents, beginning of period	224,795

Cash and cash equivalents, ending	696,598

The Group performed the following non-cash activities:
Tangible fixed assets acquired through vendor loans and finance leases	9,396

The accompanying notes are an integral part of this unaudited condensed consolidated statement of cash flows.

SOCIÉTÉ EUROPÉENNE DE COMMUNICATION S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2000

	Notes	For the nine months ended September 30, 2000
		(DEM '000s)
Opening balance		1,072,003
Convertible shareholder funding		—
Interest on 1999 convertible loan facility		—
Translation adjustments		(1,281)
Loss for the period		(303,551)
Gain on Transcom Europe transaction	4	1,850

Closing balance		769,021

The accompanying notes are an integral part of this unaudited condensed consolidated statement of changes in shareholders' equity.

SOCIÉTÉ EUROPÉENNE DE COMMUNICATION S.A.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2000

1.     ORGANIZATION

        In March 2000, the Group agreed, with effect from March 31, 2000, to merge its call centre activities with those of Kinnevik, leading to the creation of a combined entity to be called Transcom World Wide SA (see note 4). Following this merger, the Group owns 37.4% of Transcom World Wide SA.

        On August 3, 2000 the Group sold its shareholding of Comvik International Norge AS, along with its remaining shareholding in NetCom ASA, to Telia AB for proceeds of DEM 719 million, recognising a gain on the sale of DEM 283 million (see note 5)

        On July 24, 2000, the Company announced an offer by NetCom AB, a related party, for the total issued and outstanding share capital of the Company. The agreement was finalised on October 2, 2000 and resulted in NetCom AB owning 99.7% of the share capital of the Company (see note 9).

2.     SIGNIFICANT ACCOUNTING POLICIES

(a)    Presentation and basis of interim financial statements

        These unaudited condensed consolidated interim financial statements of the Company and its subsidiary companies (the "Group") are prepared in accordance with IAS 34 Interim Financial Reporting. The condensed consolidated interim financial data as of September 30, 2000 and for the nine months ended September 30, 2000 and 1999 is unaudited. However, in the opinion of the Company, the interim data includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the results of the interim periods. The accounting policies used in the preparation of the interim financial statements are consistent with those used in the audited annual financial statements for the year ended December 31, 1999 except as discussed below. The information included within these condensed interim financial statements should be read in conjunction with the audited financial statements for the year ended December 31, 1999.

(b)    Equity investments

        Entities over which the Group has significant influence but does not control, are accounted for using the equity method. The Group's share of the net assets of such companies is presented under "Equity investments", the Group's share of their loss before tax is recorded under "Share of loss of equity investments" and the Group's share of taxation is recorded under "Taxation". Provisions are recorded for long term impairment in value where appropriate.

3.     TANGIBLE FIXED ASSETS

Movements during the period were as follows

	Land and Buildings	Telephone Network equipment	Public Access Terminals	Leasehold Improvements	Assets in the course of construction	Office and Computer equipment	Total
	(DEM '000s)
Cost
Opening balance January 1, 2000	7,154	210,747	22,217	16,026	5,951	44,961	307,056
Additions	918	49,350	1,252	3,407	1,179	22,420	78,526
Disposals	(2,791)	(2,967)	(1,037)	(2,601)	—	(402)	(9,798)
Deconsolidation of Transcom Europe assets	—	(4,268)	—	(8,013)	—	(8,128)	(20,409)
Exchange rate movements	(2)	726	8	2	—	344	1,078
Other adjustments	526	—	6,441	503	(5,776)	(1,694)	—

Closing balance, September 30, 2000	5,805	253,588	28,881	9,324	1,354	57,501	356,453

Accumulated depreciation
Opening balance, January 1, 2000	527	36,147	8,990	1,691	—	8,378	55,733
Charge for the year	754	24,486	7,081	950	—	11,013	44,284
Disposals	(762)	(978)	(910)	(227)	—	(855)	(3,732)
Deconsolidation of Transcom Europe assets	—	(1,146)	—	(904)	—	(5,506)	(7,556)
Exchange rate movements	—	74	(6)	—	—	106	174
Other adjustments	60	—	1,306	256	—	(1,622)	—

Closing balance, September 30, 2000	579	58,583	16,461	1,766	—	11,514	88,903

Net book value, January 1, 2000	6,627	174,600	13,227	14,335	5,951	36,583	251,323

Net book value, September 30, 2000	5,226	195,005	12,420	7,558	1,354	45,987	267,550

Leased assets included in the above at September 30, 2000	—	3,343	—	—	—	352	3,695

Footnotes to above table:

i)
No interest was capitalized during the nine months to September 30, 2000.

ii)
Tangible fixed assets of DEM 83,236,000 were pledged as collateral against borrowings at September 30, 2000.

iii)
Finance lease amortization expense was DEM 462,000 for the nine months ended September 30, 2000. Accumulated amortization was DEM 1,488,000 at September 30, 2000.

4.     EQUITY INVESTMENTS

        On March 31, 2000, Transcom Europe, a 75% owned subsidiary of the Company, issued 1,255 new shares to Kinnevik BV, an affiliated company, in exchange for 100% of the shares of Transcom Europe Holding BV. There was no cash or other consideration in the transaction. As a result of this transaction, the Company's holding in Transcom World Wide S.A. (previously Transcom Europe) decreased from 75% to 37.4%. As of this date Transcom World Wide has been accounted for using the equity method as detailed below.

  (i) Holding value of Transcom World Wide

(DEM '000s)
Equity in net asset value of Transcom Europe at March 31, 2000(ii)	30,982
Equity loss from March 31, 2000 to September 30, 2000:
Share of equity investment loss before taxation	(157)
Share of equity investment taxation	(5)

Net share of equity investment loss	(162)

Equity in Transcom World Wide S.A. net assets at September 30, 2000	30,820

  (ii) Gain on transaction

(DEM '000s)
Equity in net assets after contribution (37.4%)	30,982
Less net assets prior to contribution (75%)	(21,849)
Less minority interest	(7,283)

Gain on contribution recorded in equity	1,850

5.     CURRENT INVESTMENTS

        On February 1, 2000, Comvik International Norge AS sold 2,500,000 of its shares in NetCom ASA, reducing its investment to 15.9%.

        The carrying value of the investment in Comvik accordingly was reduced by DEM 169,592,000, comprising:

            (i)  the cash received by the Group from Comvik of DEM 226,402,000, net of DEM 63,292,000 of accrued taxation

           (ii)  an adjustment to reflect the effect of the partial sale of the underlying assets of DEM 6,482,000, net of taxation recorded in the Group's consolidated statement of profit and loss.

        On August 3, 2000, the Group sold its shares in Comvik International Norge AS to Telia AB for net proceeds of DEM 719 million, recognising a gain of DEM 283 million. The gain was calculated as the difference between the proceeds of DEM 719 million, and the holding value of DEM 516 million adjusted for the write-off of the tax provision DEM 63 million referred to above as a result of the transaction and loans forgiven by Comvik of DEM 17 million.

6.     SHAREHOLDERS' EQUITY

i) (a) Share Capital

	Ordinary 'A' shares	Ordinary 'B' shares	Total shares
Opening balance at January 1, 2000	519,868,414	52,351,758	572,220,172
Conversion of class A shares to class B shares(i)	(56,000,000)	56,000,000	—

Closing balance at September 30, 2000	463,868,414	108,351,758	572,220,172

        On May 24, 2000, at the request of one of the Group's major shareholders, the Group converted 56,000,000 class A shares into 56,000,000 class B shares.

        The authorised share capital is DEM 3,000,000,000, comprising 1,100,000,000 class A shares and 1,000,000,000 class B shares with no par value.

ii) (b) Stock Options

        On May 31, 2000, the Company granted to members of its board of directors and certain key managers the option to purchase a total amount of 3,768,000 SEC class B shares. One-third of these options will vest on each of May 31, 2003, 2004 and 2005. These options will expire on May 31, 2006. The exercise price of the options is SEK44.9 per SEC class B share.

        1,192,000 options under existing schemes were cancelled during the first nine months of 2000 as a result of employees leaving the group.

        In June 2000, the May 17, 1998 variable scheme was modified to provide for granting of a fixed number of options on each vesting date at a determined exercise price as detailed below. The remaining terms of the scheme were not modified.

Date	Number of options	Exercise price
August 1, 1998	2,410,551	$0.99
August 1, 1999	2,410,551	$1.57
August 1, 2000	3,603,021	$1.09

        No compensation expense has been recorded in the statement of profit and loss in relation to options granted during the period and the modifications described above. As of September 30, 2000 no options relating to these plans have been exercised.

        Management is currently reviewing the effect of the NetCom AB acquisition of the Company (see footnotes 1 and 9) on the Company's stock option plans.

7.     DEBT AND OTHER FINANCING

        Certain of the Company's loans contain change of ownership clauses. As a result of the NetCom acquisition of the Company (see footnote 9), the Company is in violation of such clauses. Waivers have been obtained for all debt and trade credit facilities with the exception of the following, where waivers are being sought:

Balance as of September 30, 2000
(DEM '000)
ABN Amro € 20,000,000 trade credit facility	25,426
CIBC World Markets Plc and ING Barings € 128,000,000 revolving credit facility	250,346

8.     SEGMENTAL INFORMATION

        Nine months ended September 30, 2000 (DEM '000s)

	3C	Tele2	Tango	Intelli Net	Transac	Trans com Europe	C3	Holding Co's/ other	Elim	Consolidated 2000
REVENUE
External sales	21,538	751,523	55,144	8,719	7,557	1,393	62,544	61	—	908,479
Inter-divisional sales	2,343	49,078	1,105	—	1,410	30,640	—	—	(84,576)	—

Total revenue	23,881	800,601	56,249	8,719	8,967	32,033	62,544	61	(84,576)	908,479
Operating profit/ (loss) before financing and taxes	(2,783)	(484,487)	7,520	(17,278)	(1,868)	(102)	(19,410)	(34,239)	(20,993)	(573,640)

Segment total assets	42,868	771,654	132,108	25,983	56,823	—	47,775	3,343,502	(2,552,992)	1,867,721

9.     SUBSEQUENT EVENTS

        In October 2000, the NetCom Group acquired 81.9% of the total issued share capital in S.E.C. for SEK 27.9 billion, bringing the total percentage of S.E.C. owned by NetCom to 99.7%. NetCom previously held 17.8% of S.E.C. The terms of the offer were one NetCom class A share or one NetCom class B share, at the seller's election, in exchange for every 11.5 S.E.C. class A shares and one NetCom class B share in exchange for every 11.5 S.E.C. class A and class B shares held in combination. The new shares in NetCom were issued on October 2, 2000, resulting in 40,748,480 new shares, of which 11,911,315 are class A shares and 28,837,165 are class B shares. The acquisition will be accounted for under the purchase method of accounting.

        On October 16, 2000 the SEC shares were delisted from the Nasdaq stock exchange. On November 3, 2000, the Company's shares ceased trading on the Luxembourg and Frankfurt stock exchanges and the OM Stockholm Exchange.

10.   RECONCILIATION TO US GAAP

        The unaudited condensed consolidated financial statements of the Group have been prepared in accordance with IAS. The following differences between IAS and US GAAP impact the reconciliation of the Group's loss after taxes and balance sheet to US GAAP.

        a)    Intangible assets included in the balance sheet mainly represent the difference between the fair value of the Contribution as determined by an independent financial advisor and the fair value of the separable net assets contributed. This amount, which was agreed upon by the shareholders on the date of the Contribution, is first attributable to the recognition of the fair value of the licenses of the Company: the remainder is attributable to goodwill. Under US GAAP, both the Kinnevik Controlled Assets and the Millicom Controlled Assets are required to be recorded by the Company at historic book value. Summarized below is the amount of the intangible asset value that would not be recorded under US GAAP as of September 30, 2000 and December 31, 1999 (DEM thousands):

License	50,000
Goodwill	418,381

468,381

        b)    As referred to in a) above, under US GAAP the step-up in the value of the intangible assets would not have been permitted at the date of Contribution. In the income statement, these intangible assets are being amortized over periods up to 15 years in accordance with IAS. Under US GAAP, the step-up would not be permissible and, hence, the related amortization would not have been charged.

Nine months ended September 30, 2000
(DEM '000s)
Write-back of goodwill and license Amortization	23,766

        c)     Deferred costs include start-up costs incurred in connection with the formation of the businesses in previous years. In 1999 and previous years, the Company had capitalized these costs and was amortizing them over a period of 5 years under then existing IAS. IAS 38 "Intangible assets", effective for periods beginning on or after July 1, 1999, required the Company to write off all previously capitalized start-up costs and to expense further costs as incurred. Accordingly, the Company wrote off start-up costs carried in the December 31, 1999 balance sheet, totaling DEM 8,796,000 on January 1, 2000. Under US GAAP, start-up costs are expensed as incurred and as such were written off in previous periods. Accordingly, an adjustment to reverse the Company's write-off under IAS 38 has been made for US GAAP purposes.

        d)    The Company grants stock options to employees. Under IAS, no compensation expense is recorded. Under US GAAP Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees," compensation expense is required to be recorded. The following is the amount of compensation (benefit)/expense to be recorded:

Nine months ended September 30, 2000
(DEM '000s)
Compensation (benefit)/expense for stock options	(9,435)

Reconciliation of loss after taxes

        The above items give rise to the following differences in net loss recorded under US GAAP:

Nine months ended September 30, 2000
(DEM '000s except loss per share)
Loss after taxes under IAS per the financial statements	(303,551)
Items decreasing or increasing reported loss:
Goodwill and license amortization, written back	23,766
Additional start-up costs capitalized during the period	8,796
Compensation benefit/(expense) for stock options	9,435
Additional gain on Comvik sale	4,563
Comvik net equity income	1,062

Loss after taxes under US GAAP	(255,929)

Basic and diluted loss per share—DEM	(0.45)

Balance sheet reconciliation

        The following significant differences arise between the IAS to US GAAP balance sheet as of September 30, 2000:

	US GAAP
	(DEM '000s)
Non-current assets
Tangible fixed assets, net	267,550	—	267,550
Intangible assets, net	352,687	(352,222)	465
Investment in affiliate	—	—	—
Licenses, net	62,262	(42,223)	20,039
Deferred costs, net	5,783	—	5,783
Equity investments	30,820	—	30,820

Total non-current assets	719,102	(394,445)	324,657

Trade debtors and unbilled revenues, net	263,092		263,092
Receivables from affiliates	15,531	—	15,531
Inventory	28,747	—	28,747
Prepaid and other current assets	144,651	—	144,651
Cash and cash equivalents	696,598	—	696,598

Total current assets	1,148,619	—	1,148,619

TOTAL ASSETS	1,867,721	(394,445)	1,473,276

Shareholders' equity and liabilities
Common stock	1,678,927	(433,674)	1,245,253
Additional paid-in-capital	—	49,655	49,655
Foreign currency reserve / other	(536)	—	(536)
Deferred stock option compensation	—	—	—
Retained losses	(909,370)	(10,426)	(919,796)

Total shareholders' equity	769,021	(394,445)	374,576

Liabilities
Non-current liabilities
Debt and other financing	289,772	—	289,772
Deferred tax liability	—	—	—
Other non-current liabilities	467	—	467

Total non-current liabilities	290,239	—	290,239

Current liabilities
Debt and other financing	152,922	—	152,922
Trade creditors	295,620	—	295,620
Amounts due to affiliates	90,827	—	90,827
Accrued expenses	216,287	—	216,287
Other current liabilities	52,805	—	52,805
Current tax liability	—	—	—

Total current liabilities	808,461	—	808,461

Total liabilities	1,098,700	—	1,098,700

TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	1,867,721	(394,445)	1,473,276

Additional stock option disclosures

        As disclosed in footnote 6, the Company granted options to purchase a total of 3,768,000 S.E.C. class B shares. These options are non compensatory for US GAAP purposes.

        On May 17, 1998 the Group granted to an individual who is a key executive officer and a member of its Board of Directors the option to purchase a number of S.E.C. class B shares equal to an amount of 0.766% of the total S.E.C. shares outstanding on each of August 1, 1998, August 1, 1999 and August 1, 2000. These options expire on July 31, 2002. Previously, the exercise price and number of shares of the option was variable and thus not known at the time of grant. As mentioned in footnote 6, both the number of shares and exercise price of the options became fixed. Under US GAAP, S.E.C. was required to record compensation expense associated with these options prior to the modification. The estimated compensation cost as of December 31, 1999 for US GAAP purposes, based on a market value established by recent limited trading ranges in the NASDAQ and Swedish public markets, amounted to DEM 76,826,904, of which 57,766,106 had been recorded in previous years. As a result of the modification, total compensation was fixed at DEM 48,331,297 and a credit to compensation expense of DEM (9,434,809) was recorded for the nine months ended September 30, 2000.

Comvik International Norge AS and NetCom ASA

        In November 1999 SEC acquired 100% of the share capital of Comvik International Norge AS (Comvik). On August 3, 2000, Comvik was sold to Telia AB as described in Note 5. Under IAS, Comvik International Norge had been treated as fully owned subsidiary held for resale in the near future and had not been consolidated into the Group financial statements. The subsidiary was treated as a current investment and held at the lower of cost and fair value prior to its sale in 2000.

        Under US GAAP, the consolidation of Comvik from January 1 through August 3, 2000 would affect the condensed consolidated statement of profit and loss as follows for the nine months ended September 30, 2000:

(DEM '000s)
Reversal of loss on partial sale of NetCom ASA	6,482
Adjustment to gain on sale of Comvik	10,608

17,090

Comvik income statement adjustments:
Other income	1,322
Share of equity investment loss	(9,469)
Loss on partial sale of Netcom ASA	(3,318)

(11,465)

        Under US GAAP, the NetCom ASA shares had been accounted for under the equity method. In the Comvik purchase price allocation, the excess of the purchase price allocated to Netcoma ASA in excess of the Groups share in Netcom ASA's net assets have been allocated to goodwill and other intangible. These goodwill and intangibles assets are being amortized over an estimated composite useful life of 10 years, resulting in DEM 7,835,000 in amortization expense for the nine months ended September 30, 2000 included in the share of equity investee pre tax loss recorded in the adjustment to loss after taxes.

        Under US GAAP, the subsidiary was required to be consolidated with the purchase price allocated to the fair value of the underlying assets and liabilities of Comvik as of the acquisition date.

        The purchase price in 1999 would have been allocated as follows:

(DEM '000s)
Investment in Netcom ASA	1,107,269
Other assets and liabilities	3,564
Deferred tax liability	(311,141)

Total purchase price	799,692

Additional recent accounting pronouncements disclosures

        In December 1999 the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No 101 "Revenue Recognition in Financial Statements" ("SAB No 101"). SAB No 101 summarizes certain of the SEC staff's views in applying generally accepted accounting principles to revenue recognition in financial statements. On June 26, 2000, the SEC staff issued SAB 101B to provide registrants with additional time to implement guidance contained in SAB 101. SAB 101B delays the implementation date of SAB No 101 until no later than the fourth fiscal quarter of fiscal years beginning after December 15, 1999. The Company is currently assessing the impact of the adoption of this pronouncement on its financial statements.

        In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 requires that all derivative instruments be recorded on the balance sheet at their fair value. In July 1999, the FASB issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities—Deferral of the Effective Date of SFAS No.133- an amendment of FASB Statement No. 133." Citing concerns about companies' ability to modify their information systems in time to apply SFAS 133, the FASB delayed its effective date for one year, to fiscal years beginning after June 15, 2000 (January 1, 2001 for the Company). The Company is currently assessing the impact of the adoption of this pronouncement on its financial statements.

Comprehensive loss

        The Group's statement of comprehensive income under US GAAP for the following periods is as follows:

Nine months ended September 30, 2000
(DEM '000s)
Net loss after taxes under US GAAP	(255,929)
Other comprehensive loss:
Foreign currency reserve	(536)

Comprehensive loss after taxes under US GAAP	(256,465)

        There are no deferred taxes relating to the foreign currency reserve.

QuickLinks

TABLE OF CONTENTS
PRESENTATION OF FINANCIAL AND OTHER INFORMATION
FORWARD-LOOKING INFORMATION
PART I
  Item 1: Identity of Directors, Senior Management and Advisers
  Item 2: Offer Statistics and Expected Timetable
  Item 3: Key Information
  Item 4: Information on the Company
  Item 5: Operating and Financial Review and Prospects
  Item 6: Directors, Senior Management and Employees
  Item 7: Major Shareholders and Related Party Transactions
  Item 8: Financial Information
  Item 9: The Offer and Listing
  Item 10: Additional Information
  Item 11: Quantitative and Qualitative Disclosures About Market Risks
  Item 12: Description Of Securities Other Than Equity Securities
  Item 13: Defaults, Dividend Arrearages And Delinquencies
  Item 14: Material Modifications To The Rights Of Security Holders And Use Of Proceeds
  Item 15: Controls and Procedures
  Item 16: Reserved
PART II
  Item 17: Financial Statements
  Item 18: Financial Statements
  Item 19: Exhibits
SIGNATURES
CONSOLIDATED FINANCIAL STATEMENTS OF TELE2 AB, AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002
REPORT OF INDEPENDENT ACCOUNTANTS
Tele2 AB AND SUBSIDIARIES CONSOLIDATED INCOME STATEMENTS (in millions except per share data)
TELE2 AB AND SUBSIDIARIES CONSOLIDATED BALANCE SHEETS (in millions)
TELE2 AB AND SUBSIDIARIES CONSOLIDATED CASH FLOW STATEMENTS (in millions)
TELE2 AB AND SUBSIDIARIES CHANGE IN SHAREHOLDERS' EQUITY (in millions)
TELE2 AB AND SUBSIDIARIES NOTES (in SEK millions)
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS OF SOCIÉTÉ EUROPÉENNE DE COMMUNICATION S.A. As of and for the nine months ended September 30, 2000
SOCIÉTÉ EUROPÉENNE DE COMMUNICATION S.A. i) UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET ii) AS OF SEPTEMBER 30
SOCIÉTÉ EUROPÉENNE DE COMMUNICATION S.A. UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF PROFIT AND LOSS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2000
SOCIÉTÉ EUROPÉENNE DE COMMUNICATION S.A. UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2000
SOCIÉTÉ EUROPÉENNE DE COMMUNICATION S.A. UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2000
SOCIÉTÉ EUROPÉENNE DE COMMUNICATION S.A. NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2000