Form 20-F
period 2003-12-31
TELE2 AB
filed 2004-06-28
CIK 1122535

As filed with the Securities and Exchange Commission on June 28, 2004

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2003

or

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from N/A to N/A

Commission file number:  0-29080

Tele2 AB

(Exact name of Registrant as specified in its charter)

SWEDEN

(Jurisdiction of incorporation or organization)

Skeppsbron 18
Box 2094
S-103 13 Stockholm, Sweden

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
None	None

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Title of each class	Name of each exchange on which registered
American Depository Shares, each representing one Series A Share (nominal value SEK 5 per share)	NASDAQ National Market
American Depository Shares, each representing one Series B Share (nominal value SEK 5 per share)	NASDAQ National Market

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

Title of each class	Name of each exchange on which registered
None	None

Outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2003:	21,689,804 Series A Shares 125,870,371 Series B Shares

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

Unless the context otherwise requires, references herein to “we,” “us,” “our,” “the Company,” “Tele2” or the “Group” are to Tele2 AB and its consolidated subsidiaries (collectively, the “Tele2 Group”), and references herein to “this Annual Report” are to our Annual Report on Form 20-F for the year ended December 31, 2003.

We prepare our consolidated financial statements in conformity with the generally accepted accounting principles of Sweden, or Swedish GAAP, which is different in certain respects from the generally accepted accounting principles of the United States, or U.S. GAAP. In this Annual Report, unless otherwise stated or the context otherwise requires, references to “kronor,” “krona” or “SEK” are to the lawful currency of Sweden, references to “U.S. dollars” or “$” are to the lawful currency of the United States, and references to “euro”, “EUR” and “e“ are to the lawful currency of the EU member states participating in the third stage of European Economic and Monetary Union. Solely for your convenience, this Annual Report contains translations of certain SEK amounts into dollars at specified rates. These translations should not be construed as representations that the SEK amounts actually represent such dollar amounts or that you could convert into dollars at those rates. Unless otherwise stated, the translations of SEK into dollars have been made at the rate of $1.00 = SEK 7.1950, the rate derived from the noon buying rate in The City of New York for cable transfers in SEK as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”) on December 31, 2003. See Item 3: “Key Information—Exchange Rate Information” for information regarding certain currency exchange rates and Item 11: “Quantitative and Qualitative Disclosures about Market Risks—Risk of Variations in Exchange Rates” for a discussion of the effects of fluctuations in currency exchange rates on the Company.

FORWARD-LOOKING INFORMATION

This Annual Report includes certain forward-looking statements. All statements regarding our future financial condition, results of operations and business strategy, plans and objectives are forward-looking. Statements containing words such as “believe,” “plan,” “intend,” “estimate,” “expect” and “anticipate” or similar expressions are also forward-looking. Actual events or results may differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond our control. These factors include, without limitation, the effects on the Company of the intense competition existing in the markets in which we operate and in the markets we intend to enter, the impact on the Company of government regulation, and risk of exchange rate fluctuations. You should also consider the information contained in Item 3: “Key Information—Risk Factors” and Item 5: “Operating and Financial Review and Prospects,” as well as the information contained in our periodic filings with the Securities and Exchange Commission (including our reports on Form 6-K), for further discussion of the risks and uncertainties that may cause such differences to occur. We caution you not to place undue reliance on these forward-looking statements, which reflect our management’s view only as of the date of this document.

PART I

Item 1: Identity of Directors, Senior Management and Advisers

This item is not applicable.

Item 2: Offer Statistics and Expected Timetable

This item is not applicable.

Item 3: Key Information

Selected Consolidated Historical Financial and Operating Data

The following tables set forth selected consolidated financial data for the periods indicated and are qualified by reference to, and should be read in conjunction with, our consolidated financial statements and the accompanying notes thereto appearing elsewhere in this Annual Report (the “Consolidated Financial Statements”) and Item 5: “Operating and Financial Review and Prospects.” The balance sheet data as of December 31, 2002 and 2003 and the income statement data for the years ended December 31, 2001, 2002 and 2003 set forth below have been derived from our consolidated financial statements. The balance sheet data as of December 31, 1999, 2000 and 2001 and the income statement data for the years ended December 31, 1999 and 2000 have been derived from our audited consolidated financial statements, which are not presented separately herein. Our consolidated financial statements have been prepared in accordance with Swedish GAAP, which, as described in Note 39 of the Notes to the Consolidated Financial Statements, differs from U.S. GAAP in certain material respects.

On May 12, 2004, for business purposes and with no reportable disagreements with our former accountants, we changed our accounting firm from PricewaterhouseCoopers AB to Deloitte & Touche AB, authorized public accountants.  The change was approved by our shareholders at the annual general meeting on May 12, 2004.  Our consolidated financial statements for the periods ended December 31, 1999, 2000, 2001, 2002 and 2003 and as of December 31, 1999, 2000, 2001, 2002 and 2003 have been audited by representatives of PricewaterhouseCoopers AB, independent auditors.

Consolidated Income Statement Data

	Year ended December 31,
	1999	2000(3)	2001	2002	2003
	(in SEK millions, except per share/ADS amounts)
Amounts in accordance with Swedish GAAP
Operating revenue	8,171	12,440	25,085	31,282	36,911
Operating profit/loss (EBIT)	1,152	420	(1,356)	1,530	1,884
Share of profit/loss in associated companies(1)	3,273	(44)	33	(36)	(18)
Profit/loss after financial items (EBT)	4,184	165	(1,944)	796	1,267
Profit/loss for the year(2)	3,768	(396)	392	223	2,396
Weighted average number of shares	103,850,246	114,087,366	145,003,847	147,360,175	147,460,175
Earnings/loss per share/ADS SEK	36.28	(3.47)	2.70	1.51	16.25
Earnings/loss per share/ADS after full dilution SEK	36.28	(3.47)	2.70	1.51	16.20

Amounts in accordance with US GAAP

Profit/loss for the period	3,003	(900)	763	1,692	3,857
Earnings/loss per share/ADS (SEK)	28.92	(7.89)	5.26	11.48	26.16
Earnings/loss per share/ADS after full dilution (SEK)	28.92	(7.89)	5.25	11.46	26.10

(1)                                  The 1999 increase in share of profit/loss in associated companies is primarily attributable to the divestment of the associated company NetCom ASA. The share of profit/loss in associated companies in 2001 includes the divestiture of the associated company Transcom Worldwide S.A.

(2)                                  Profit (loss) for the year 2001 includes a tax effect of SEK 3,082 million in connection with the restructuring of SEC.

(3)                                  Net profit/loss for 2000 was affected by the acquisition of SEC on October 2, 2000.

Consolidated Balance Sheet Data

	As of December 31,
	1999	2000(2)	2001	2002	2003
	(in SEK millions)

Amounts in accordance with Swedish GAAP
Fixed Assets:
Intangible Assets(1)	2,030	27,352	27,769	25,096	23,556
Tangible assets	6,154	8,031	9,431	9,257	9,036
Other long-term financial assets(1)	3,606	497	2,492	2,020	3,057
Total fixed assets	11,790	35,880	39,692	36,373	35,649
Total current assets	2,618	6,517	9,566	10,499	12,321
Total assets	14,408	42,397	49,258	46,872	47,970
Shareholders’ equity	6,659	26,539	29,517	28,728	30,360
Minority interest	1	8	28	22	7
Provisions	265	623	102	28	26
Long-term liabilities	4,855	5,615	10,980	7,899	4,775
Current liabilities	2,628	9,612	8,631	10,195	12,802
Total shareholders’ equity and liabilities	14,408	42,397	49,258	46,872	47,970

Amounts in accordance with U.S. GAAP
Total assets	14,340	48,979	55,870	54,824	57,398
Total shareholders’ equity	5,772	32,289	36,041	36,578	39,602

(1)                                  The 2000 decrease in other long-term holdings of securities and the 2000 increase in intangible assets is primarily attributable to Tele2’s additional investment representing 81.9% of SEC’s shares in October 2000.

(2)                                  The balance sheet for 2000 was affected by the acquisition of SEC on October 2, 2000.

Exchange Rate Information

This section contains translations of Swedish krona into U.S. dollars at specified rates. These are simply translations, and you should not expect that a krona amount actually represents a stated U.S. dollar amount or that it could be converted into U.S. dollars at the rate suggested, or at any other rate. In particular, fluctuations in the exchange rate between the krona and the U.S. dollar will affect, among other things, the U.S. dollar equivalent of the krona price of our ordinary shares on the Stockholm Exchange, which is likely to affect the market price of, and amount of U.S. dollar dividends, if any, paid on our American Depositary Shares, or ADSs. Such fluctuations could also affect the U.S. dollar equivalent of the krona dividends, if any, paid on our ordinary shares. Changes in the exchange rate between the krona and the U.S. dollar could affect our financial results and accordingly, our results on a consolidated basis. See Item 3: “Key Information—Risk Factors” and Item 11: “Quantitative and Qualitative Disclosures about Market Risk.” These rates may differ from the actual rates used in the preparation of our financial statements and other financial information appearing in this Annual Report.

The table below sets forth the average of the year-end noon buying rates in New York City for cable transfers as certificated for customs purposes by the Federal Reserve Bank of New York (“Noon Buying Rates”) for krona on the last full day of each full month during each of the last five years ending December 31, 2003:

Year ended December 31,	Kronor per U.S. dollar

1999	8.3007
2000	9.2200
2001	10.4571
2002	9.6571
2003	8.0351

The following tables set forth, for the previous six months, the high and low Noon Buying Rates expressed in kronor per $1.00.

Monthly rates	High	Low
	SEK	SEK

2003
December	7.5420	7.1950
2004
January	7.4120	7.0850
February	7.4330	7.1295
March	7.6620	7.3660
April	7.7510	7.4650
May	7.7725	7.4170
June (through June 18)	7.6280	7.4123

On June 18, 2004, the Noon Buying Rate for Swedish kronor was SEK 7.5560 per $1.00. For additional information on exchange rates, see Note 22 of the Notes to the Consolidated Financial Statements.

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

The following discussion contains a number of forward-looking statements. Please refer to the “Forward-Looking Statements” discussion at the front of this Annual Report for cautionary information.

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

We expect to incur significant costs related to expansion in the future. We expect that the GSM (Global System for Mobile Communications) investments that we have undertaken in Russia will continue to require significant capital expenditures. Our UMTS (Universal Mobile Telecommunications System) investments in Luxembourg will also require significant capital expenditures. There is a risk that these UMTS investments will not deliver the same return we have historically experienced from our GSM investments. In particular, there is a risk that we may not be able to deliver data services that our current and future customers are willing to pay for.

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

Expected benefits from our operations in Russia may not be realized.

Our Russian subsidiary, Tele2 Russia, operates GSM or AMPS/D-AMPS (Advanced Mobile Phone System/Digital-Advanced Mobile Phone System) networks in all regions in Russia where we have mobile operations. We will have to make significant investments to build out the GSM-networks under our GSM 1800-licenses. To date we have launched eleven GSM networks in Russia. We cannot be certain that our investments in GSM technology in Russia will result in increased profits in the region, and the investments necessary to maintain and build capacity there could have an adverse effect on results from our Russian operations.  In addition, the political and regulatory environment in Russia is relatively volatile compared to other countries in which we operate, and there is accordingly a greater risk that political and regulatory changes may occur that could have an adverse effect on the results of our Russian operations.

We expect to encounter increasing competition, which could force us to lower prices and reduce margins.

Despite recent consolidation in certain markets, the telecommunications markets in which we operate are generally characterized by a large number of competitors that may have significantly greater financial, technical and marketing resources than us. Our operations in the Nordic market area face competition from TeliaSonera AB, Vodafone Group plc, Telenor ASA and Hi3G Access AB (in the mobile telecommunications market) and from TeliaSonera AB, Telenor ASA, Song Networks AB and Glocalnet AB (in the fixed-line telephony market), among others. Our competitors in continental Europe include local public telecommunications operators as well as new entrants, such as cable companies, that are able to leverage their existing networks.

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

Our mobile telephony services business has experienced substantial growth since it commenced operations. The growth of our mobile telephony services businesses could, at least in densely populated metropolitan areas, be restricted by capacity limitations in the local mobile telecommunications networks. One major constraint on the capacity of a mobile telecommunications system is the amount of frequency spectrum it is allocated. The only other currently practical ways to increase capacity are cell-splitting, adding base stations to existing cells and utilizing dual-band handsets to exploit our GSM 1800 network frequencies. The ability to increase capacity by continuing to split cells can be costly and subject to technological limitations. See Item 4: “Information on the Company—Products and Services—Mobile Telephony—Capacity Limitations.”

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

Our operations could be interrupted.

Our operations depend on our ability to protect our computer and telecommunications equipment and software systems against damage. Our data processing services are particularly sensitive to interruptions. Such damage could result from:

•                  Fire,

•                  Power loss,

•                  Telecommunication interruption or failure,

•                  Attacks by computer “hackers”,

•                  Terrorists,

•                  War, and

•                  Natural disasters.

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

As of December 31, 2003, Invik & Co. AB (“Invik”) owns, directly or indirectly, 8% of our outstanding share capital (but controls 29% of our voting rights), Industriförvaltnings AB Kinnevik (“Kinnevik”) owns, directly or indirectly, 20% of our outstanding share capital (but controls 26% of our voting rights), Emesco AB (“Emesco”) owns, directly or indirectly, 2% of our outstanding share capital (but controls 9% of our voting rights) and, lastly, the estate of Jan Stenbeck owns 1% of our outstanding share capital (but controls 3% of our voting rights).  On February 16, 2004, Invik and Kinnevik entered into a statutory merger under the Swedish Companies Act that has since been approved by the boards of each company.  The merger is expected to close in July 2004, at the earliest.  On June 22, 2004, we announced that holders of 6,173,141 class A shares have registered to reclassify their class A shares into class B shares pursuant to a share reclassification program we authorized in May 2004.  Together, these arrangements, once completed, will likely alter the percentage of voting rights controlled by Invik, Kinnevik, Emesco and the estate of Jan Stenbeck.

As of December 31, 2003, Invik, Kinnevik, Emesco and the estate of Jan Stenbeck collectively owned shares representing a majority of our voting rights and, consequently, acting together would be able to elect our entire board of directors and cast the majority of the votes with respect to virtually all matters submitted to a vote of our shareholders. See Item 7: “Major Shareholders and Related Party Transactions—Major Shareholders.” Other holders of our shares may therefore have limited influence over our management and affairs.   Even after the announced merger and share reclassification it is likely that majority control of our company will remain concentrated.

Mr. Stenbeck was the chairman of the board of directors of Tele2, Invik and Kinnevik until he passed away on August 19, 2002. The estate of Mr. Stenbeck is currently under administration in Luxembourg and Sweden. A notary and an administrator have been appointed in Luxembourg, and an attorney has been elected by the Stockholm City Court as Swedish legal administrator of the estate.  The administrators in Luxembourg and Sweden shall consult and inform each other as well as the heirs of any decisions or acts taken regarding the estate. No date has been set for the distribution of the estate. The estate has significant shareholdings in Tele2, Invik and Kinnevik. These shareholdings could, in the aggregate, be deemed under the U.S. federal securities laws to constitute control of such companies. See Item 7: “Major Shareholders and Related Party Transactions—Major Shareholders.”

Our historical financial results may not be indicative of future financial results.

Certain of our operating companies have experienced rapid growth and development in a relatively short period of time. Given the speed and magnitude of our growth, we believe that comparisons of changes in our financial condition and results between 1999 and 2003 may not be indicative of future financial results.

We have incurred indebtedness and contingent liabilities from loan guarantees.

To finance the establishment and operation of our businesses, we have incurred indebtedness in the form of loans from external lenders. As of December 31, 2003, the net borrowing of the Tele2 Group was SEK 4,427 million and shareholder’s equity was SEK 30,360 million. All of this indebtedness has been incurred directly by our companies.

Our ability to borrow additional funds is limited in a number of respects by the terms of existing external debt obligations, including a syndicated SEK 10.8 billion senior secured credit facility. We had at December 31, 2003 liquidity of SEK 3,444 million, of which unutilized overdraft facilities and unused credit lines amount to SEK 1,501 million. See Item 5: “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Borrowings.”

We have also guaranteed 50% of the borrowings of Svenska UMTS-nät AB, an associated company formed as part of a joint venture with TeliaSonera, up to a maximum amount of SEK 3.5 billion.  As of December 31, 2003, our guarantee amounted to only SEK 363 million. Over the next few years Svenska UMTS-nät AB’s borrowing under the credit facility may significantly increase. If Svenska UMTS-nät AB were to default on their repayment of any loans extended under the facility and thereby trigger our guarantee obligations, payment of our obligations under the guarantee could materially affect our results as well as impair our ability to incur additional borrowing.

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

We are exposed to fluctuations in exchange rates. Although we maintain our books and report our results in Swedish kronor, we conduct a material portion of our operations through subsidiaries outside Sweden. These subsidiaries accounted for approximately 74% of our consolidated revenues in 2003. The translation risks associated with currency fluctuations between the Swedish kronor and the currencies in which these subsidiaries conduct operations may have an adverse effect on our financial condition in the future. The impact of currency fluctuations on our revenue is partially hedged by the fact that most of our costs are also determined in local currency. In addition, our SEK 10.8 billion five-year loan facility is partly denominated in Euro. The exchange rate differences that continually arises in translating the loan liability are offset against the exchange rate differences that arise on the corresponding net investments in subsidiaries. No hedge is undertaken against other types of currency risk. See Item 11: “Qualitative and Quantitative Disclosures about Market Risk—Risk of Variations in Exchange Rates” and note 22 of the Notes to the Consolidated Financial Statements.

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

Our total loan liability that carried a variable rate of interest at December 31, 2003 was SEK 6,555 million. An increase in interest rates would cause us to incur additional interest expense, adversely affecting our financial results. See Item 11: “Qualitative and Quantitative Disclosures about Market Risk—Risk of Variations in Floating Interest Rates” and Note 24 of the Notes to the Consolidated Financial Statements.

Additional regulatory restrictions and changes in the regulatory environment may negatively affect our business.

The telecommunications markets in the countries in which we operate or intend to introduce our telephony services are subject to a significant degree of regulation. Like other telecommunications service providers we face regulatory and market access barriers resulting from a variety of restrictive laws, policies and licensing requirements. We must notify or obtain licenses from regulatory authorities and enter into interconnect agreements with one or more telecommunications network operators in most of the countries in which we offer telephony services. Our ability to continue to provide services depends on the ability to obtain and maintain such licenses and agreements. However, the regulatory regime in respect of EU member states is developing toward notification rather than licensing requirements in accordance with the impending regulatory framework of the European Union. Nevertheless, EU member states are permitted to require individual licenses for communications activities that consume scarce resources, i.e., for the use of radio frequencies and numbers.

Changes in laws, regulations or governmental policy affecting our business activities and those of our competitors could adversely affect our results of operations. Discussions regarding changes in the regulatory framework in each European Union member state continue to take place as the European Union liberalization process is progressing. Significant changes in the regulations affecting our operations could have a material adverse effect on our results of operations. In particular such changes could affect our ability to interconnect, or the prices at which we obtain interconnection, to the national public telecommunications operator in each of their markets. For example, Sweden’s National Post and Telecommunications Agency, or NPTA, has annually introduced new caps on interconnect rates for Telia Mobile. The NPTA has also designated Tele2 as an operator with Significant Market Power (“SMP”) and we expect that it will try to force Tele2 and Sweden’s other mobile telecommunications network operators to comply with similar caps on rates. Such caps or similar reductions in rates that we are able to charge could have an adverse effect on our business.

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

In 2003, the Swedish tax authorities challenged our use of a deduction in connection with our acquisition of SEC S.A.

In December 2003, we announced that the tax authorities’ review of our financial accounts for 2001 had been completed and that the Swedish tax authorities wished to change Tele2’s taxation. In 2000, Tele2 acquired the remaining majority in the listed company Société Europeène de Communication S.A. (“SEC”) out of liquidation proceedings in Luxembourg. In connection with the fact that the operation was restructured, an external valuation was carried out which indicated a fall in value, and the operations in SEC were then transferred for this value. We claimed a deduction for this realized loss. We believe that we have fulfilled the requirements for submission of evidence in respect of this deduction, and that the deduction claimed will be approved.  The tax authorities have questioned loss carry-forwards relating to this deduction in Tele2 AB, which corresponds to a tax effect of SEK 3,910 million, of which SEK 2,888 million had been utilized at December 31, 2003.  We expect to either request a reconsideration of the Swedish tax authorities’decision or lodge an appeal.  We are actively contesting this dispute and believe it will be decided in our favor, and as a result we have made no provision for these charges. Nonetheless, we cannot be certain of a favourable result, and our financial results would be adversely impacted by an unfavourable result in this matter.

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

NetCom Systems AB, our predecessor company, was formed to own and develop Industriförvaltnings AB Kinnevik group’s telecommunications operations in the Nordic market area following the deregulation of the Swedish fixed telephony market in 1993. We were demerged from Kinnevik when the shareholders of Kinnevik received a special dividend of Tele2 shares in May 1996, and trading of our shares on the Stockholm Exchange commenced. We expanded our fixed telephony operations into Norway in 1995 and Denmark in 1996. In 1998, we expanded our operations into the Baltic States, with the acquisition of Tele2 Eesti (formerly Ritabell) in Estonia, and in 1999, we acquired a 17.8% stake in Société Européenne de Communication S.A. (“SEC”), with operations in continental Europe (The Netherlands, Germany, Switzerland, Austria, France, Italy, Luxembourg, Liechtenstein, the Czech Republic and Spain). In 2000, we increased our stake in SEC to 99.7% and acquired Tele2 Latvia (formerly Baltkom). In 2001, we increased our interest in SEC to 100% and we expanded our operations into Russia with the acquisition of Tele2 Russia Telecom BV (formerly Fora Telecom BV). In 2003, we acquired Alpha Telecom, a UK operator in the area of prepaid calling cards for fixed telephony. Given the speed and magnitude of our growth since the launch of our primary services, comparisons of changes in financial condition and results between 1999 and 2003 may not be indicative of our future financial results. See “—Acquisitions and Divestitures” and Item 7: “Major Shareholders and Related Party Transactions—Related Party Transactions—Acquisitions and Divestitures.”

Business Overview

Tele2 AB, formed in 1993, is the leading alternative pan-European telecommunications company offering fixed and mobile telephony, as well as data network and Internet services under the brands Tele2, Tango and Comviq to over 22.3 million customers in 23 countries as of December 31, 2003. We also operate Datametrix, which specializes in systems integration; 3C Communications, which operates Internet payment and credit card transactions, and public pay phones; Transac, which offers data processing of credit card transactions and billing; C3, which is active in prepaid cards for fixed telephony; and Optimal Telecom, which offers households low price guarantees for fixed telephony services. We also offer cable television services and jointly own the Internet portal Everyday.com with Modern Times Group MTG AB. Our shares are listed on the Stockholmbörsen (Stockholm Stock Exchange) under TEL2A and TEL2B and on the NASDAQ National Market under TLTOA and TLTOB.

As of December 31, 2003, our company is organized around six market areas:

•                  Nordic, including Tele2 operations in Sweden (including Optimal Telecom), Norway, Denmark and Finland as well as Datametrix operations;

•                  Eastern Europe & Russia, including Tele2 operations in the Baltic states (Estonia, Latvia and Lithuania), Poland, the Czech Republic and Russia as well as our X-Source operations;

•                  Central Europe, including Tele2 operations in Germany, the Netherlands, Switzerland and Austria;

•                  Southern Europe, including Tele2 operations in France, Italy, Spain and Portugal;

•                  Luxembourg, including Tele2 operations in Luxembourg (including Tango), Liechtenstein and Belgium, as well as 3C Communications and Transac; and

•                  Branded products & services, including Tele2 operations in the UK, Alpha Telecom in the UK, C3 operations, Everyday operations, and IntelliNet operations.

Beginning in 2004, we will be reporting financial results in accordance with a new market area structure. For more information about this new market area structure, see Note 34 of the Notes to the Consolidated Financial Statements, which details the main changes in financial reporting that this new approach will require.

The following table presents a breakdown of the primary services we provide in the market areas in which we operate, and the year of launch under Tele2’s management.   Additional operations, not separately listed below, are Datametrix, X-Source, 3C Communications, Transac, Everyday, C3 and IntelliNet.

Market Area	Mobile	Fixed	Internet	Cable TV

Nordic
Sweden	1981	1993	1991	1986
Norway	2000	1998	1997	—
Denmark	2000	1996	1997	—
Finland	2004	2000	2001	—
Eastern Europe & Russia
Estonia	1998	1998	2000	1998
Lithuania	1999	2004	—	1998
Latvia	1999	2004	—	—
Russia	2001	—	—	—
Poland	—	2003	2000	—
Czech Republic	—	2002	2000	—
Central Europe
Germany	—	1998	—	—
The Netherlands	2001	1997	2003	—
Switzerland	2000	1998	2002	—
Austria	2003	1999	2003	—
Southern Europe
France	—	1999	2002	—
Italy	—	1999	2002	—
Spain	—	2001	2003	—
Portugal	—	2003	—	—
Luxembourg
Luxembourg	1998	1999	2000	—
Liechtenstein	2000	2000	2000	—
Belgium	—	2003	—	—
Branded products & services
United Kingdom	—	2003	—	—

We had total consolidated operating revenues of SEK 36,911 million in 2003 (2002: SEK 31,282 million, 2001: SEK 25,085 million), of which the Nordic market area represented 35% or SEK 12,970 million (2002: 43% or SEK 13,566 million, 2001: 47% or SEK 11,898 million); Eastern Europe & Russia 8% or SEK 3,006 million (2002: 8% or SEK 2,320 million, 2001: 5% or SEK 1,148 million); Central Europe 20% or SEK 7,502 million (2002: 18% or SEK 5,689 million, 2001: 19% or SEK 4,844 million); Southern Europe 28% or SEK 10,233 million (2002: 26% or SEK 8,105 million, 2001: 20% or SEK 5,124 million); Luxembourg 3% or SEK 917 million (2002: 2% or SEK 754 million, 2001: 3% or SEK 663 million); and Branded products & services 6% or SEK 2,283 million (2002: 3% or SEK 848 million, 2001: 6% or SEK 1,408 million).

Broken down by the types of service we provide, fixed telephony & Internet represented 70% (SEK 27,803 million) of our total consolidated operating revenues, mobile telephony 28% (SEK 10,963 million), cable television 1% (SEK 244 million), and other operations 1% (SEK 560 million). Our total consolidated operating revenues are reduced by SEK 2,285 million due to intra-group sales and reduced by SEK 374 million due to an adjustment described in Note 1 of the Notes to our Consolidated Financial Statements.

In 2003, we had operating profit after depreciation and amortization of SEK 1,884 million and net profits of SEK 2,396 million. For additional information on the results of our operations see Item 5: “Operating and Financial Review and Prospects” and Note 1 and Note 2 of the Notes to our Consolidated Financial Statements.

The following table presents a breakdown of our active customers by market area and by business area as of December 31, 2002 and 2003. Customers in Other operations are not included.

	As of December 31,		Net customer intake 2002-2003	Net customer intake in%
	2002	2003
All figures in thousands

Market Area
Nordic	6,252	6,720	468	7
Eastern Europe & Russia	1,574	3,077	1,503	95
Central Europe	3,587	5,081	1,494	42
Southern Europe	5,129	6,986	1,857	36
Luxembourg	222	442	220	99
Total	16,764	22,306	5,542	33
Business Area
Mobile Telephony	5,039	6,422	1,383	27
of which prepaid	3,363	4,598	1,235	37
Fixed Telephony & Internet	11,452	15,640	4,188	37
Cable Television	273	244	(29)	(11)
Total	16,764	22,306	5,542	33

Recent Acquisitions and Divestitures

The principal subsidiaries acquired or divested by us during the three years ended December 31, 2003, are set out below.

Acquisition of Alpha Telecom (United Kingdom)

In February 2003, we acquired all the shares in Alpha Telecom for SEK 704 million, including an anticipated supplementary purchase price based on the company’s profit. The acquisition resulted in goodwill of SEK 813 million. Alpha Telecom is a United Kingdom service provider of prepaid fixed network telephony for individuals and cash cards for fixed telephony.

Acquisition of Tele2 OÜ (the Baltic States)

During the first quarter of 1999 we acquired 19.9% of the capital of Tele2 OÜ (formerly OÜ Levicom BroadBand), a cable television and broadband company with fixed telephony operations in the Baltic States. In accordance with the shareholders’ agreement, Levicom International Holdings B.V. exercised a put option requiring us to purchase from it all of the outstanding shares of Tele2 OÜ. Effective December 31, 2001, we acquired the remaining shares of Tele2 OÜ for SEK 153 million in cash and through the issue of two tranches of loan notes in an aggregate principal amount of SEK 134 million. The notes were paid in full in 2002. The acquisition resulted in goodwill of SEK 167 million.

Acquisition of Tele2 Russia Telecom BV (Russia)

On November 30, 2001, we acquired all the shares in Tele2 Russia Telecom BV (formerly Fora Telecom BV), or “Tele2 Russia,” from Millicom, a related party, in exchange for newly issued shares of Tele2 AB corresponding to a value of SEK 849 million. The acquisition resulted in goodwill of SEK 86 million. Tele2

Russia had twelve mobile telephony operations in Russia located in Belgorod, Chelyabinsk, Irkutsk, Kemerovo, Kursk, Moscow, Nizhny Novgorod, Omsk, Rostov, Smolensk, St. Petersburg, and the Republic of Udmurtia.

Divestiture of Transcom Worldwide S.A.

In January 2001, we sold our 37.5% shareholding in Transcom Worldwide S.A., an associated company of SEC, which we acquired during 2000, to Förvaltnings AB Kinnevik at a value of SEK 235 million, resulting in a capital gain of SEK 91 million. The purchase price was based on the share price 60 trading days after Transcom was listed on the Stockholmsbörsen (Stockholm Exchange).

Organizational Chart

The following organizational chart shows the structure of the Tele2 Group as of December 31, 2003.  Our organizational structure includes certain non-operating holding companies interposed between Tele2 AB and certain of its subsidiaries. These holding companies, along with other smaller companies not material to our operations, have been omitted for purposes of showing the ownership structure of our operating subsidiaries. Ownership is 100% unless otherwise stated.

Strategy

Our mission to date is cheap and simple telecommunications for all Europeans. Our work is characterized by:

•                  Flexibility. Positioned close to the customers’ needs and fast-acting.

•                  Openness. Unity, straight answers and a simple organization.

•                  Cost-consciousness. Careful with money, investing as late as possible and always questioning costs.

We believe that our products and services can create synergies in that they can be used more effectively in several markets, creating conditions for higher profitability through economies of scale and better resource utilization. We seek to integrate the services offered by our various businesses by attempting to exploit the management, marketing and infrastructure synergies among them. For example, we have marketed mobile telephony to our fixed-line client base in certain markets and will continue to market such combined solutions in other markets.

We believe that, as competition in the telecommunications sector increases, it will become more expensive for new operators to build their market shares and that our substantial customer base, together with a high-quality infrastructure, will give us an advantage in maintaining leading positions in our chosen markets. We intend to develop and strengthen our position as a leading alternative provider of pan-European telephony services as well as to expand our provision of services in Russia.

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

Products and Services

We offer mobile telephony, fixed telephony, Internet and data network services, cable television and content services in 24 countries in Europe. Every service is not available in all of the countries in which we operate.

1.              Mobile Telephony

Overview

We provide mobile telephony services through our own networks in Sweden, Estonia, Lithuania, Latvia, Russia, Luxembourg and Liechtenstein. In addition, in Norway, Denmark, Finland, the Netherlands and Austria we provide these services as a mobile virtual network operator (a “MVNO”) and in Switzerland we provide these services as a service provider. Tele2 has UMTS (Universal Mobile Telecommunications System) licenses in Sweden, Luxembourg, Liechtenstein, Latvia, Estonia and Finland.

Services

We provide a number of GSM (Global System for Mobile Communications) mobile telephony services (including both GSM 900 and GSM 1800 coverage), as well as voice-mail, call-forwarding, caller ID, call-waiting, mobile-terminated and mobile-originated short message services, three-way calling, facsimile services and data transfer.

We charge customers for air-time, monthly access, service activation and custom calling features. Charges vary according to the type of prepaid or subscription package purchased. Our various prepaid and subscription packages are designed to cater to the call patterns and volumes of different customer segments. Contracts are designed to permit a customer to switch among different subscription packages as his or her calling behavior changes. Our air-time tariffs vary according to the type of subscription, time of day (peak and off-peak) and destination of call.

Roaming agreements enable customers in one system to use their mobile telephones in another operator’s system. We plan to enter into roaming agreements with additional GSM/UMTS operators as their systems develop to support roaming. The charges for terminating calls in each other’s system are netted, and any balance owed to either party is then paid.

We believe that third generation mobile telephony, 3G or UMTS, will enhance access to personal information and entertainment by connecting mobile customers with mobile broadband services such as e-mail, image services, games and content portals. In an effort to keep down costs of construction and operation of the UMTS network in Sweden, Tele2 and TeliaSonera have established a jointly owned company, Svenska UMTS-nät AB. We curtail costs through this arrangement through the use of both companies’ existing infrastructure, such as telecommunications masts.

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

GPRS (General Package Radio Service) was implemented to increase data speeds in GSM networks. GPRS also facilitates the transition from GSM to UMTS. We currently offer GPRS services in several application areas, thus enabling users to send e-mail and surf the Internet, for example. GPRS allows for significantly faster data transmission speeds than previous technologies and is expected to support speeds up to 115 kbit/s (GSM 9.6 kbit/s / UMTS 384 kbit/s). It is also possible for users to be constantly connected to the GSM network, even when the users are not making calls. Instead of paying for connection time, users pay for the amount of information that is sent.

In cases where deregulation in the telecommunications sector has been effective, new markets can be opened to service providers. Both Mobile Virtual Network Operators (MVNO) and Service Providers (SP) have emerged as new business models that add to competition in the mobile telephone market. In both cases, the operator leases an existing network and thus avoids building a new mobile network. The difference between MVNOs and SPs is a fundamental one. In the case of SPs, the operator becomes a vendor of another company’s telephony, since it only handles outgoing traffic. MVNO, by contrast, means simply that a mobile operator purchases radio access from an existing mobile operator, but is otherwise completely independent and can develop services, payment forms and direct traffic as if it were a conventional mobile operator. A difference between a conventional operator and a MVNO is that the MVNO has no control of geographic coverage build-out. In countries in which Tele2 does not have a mobile license, the MVNO concept permits us to complement our fixed telephony with a full range of services in subscription and prepaid calling cards for mobile telephony. We expect MVNOs to expand in the immediate future since deregulation of the EU telecommunications market is gaining an impact and the mobile market is maturing. These alternative models could provide major growth opportunities for our company, given our large customer base in many countries coupled with the fact that we do not have our own infrastructure.

Market Area Nordic

Sweden.  Tele2 Sweden remains the principal market for our services despite our recent expansion in other market areas. Our total number of mobile telephony customers in Sweden grew to over 3.3 million as of December 31, 2003, a 10% increase over our total number of telephony customers as of December 31, 2002. Of this total, 76% were prepaid customers. Sweden is also a key test market for the development of new products and services, which we then, on a case-by-case basis, implement in other countries in which we operate.

We market our mobile services in Sweden under the Tele2 Comviq and Tele2 Mobile brands. Tele2-Comviq addresses the consumer market, where its focus is to make services available to as many people as possible at the lowest possible rates. Tele2 Mobile services the business segment. Both brands are positioned as price leaders in the market, and they enjoy 97% brand recognition in Sweden. There are few providers of mobile telephony services in Sweden, with our principal competitors being Telia Mobile, Vodafone and Hi3G Access AB.

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

In December 2000, we received one of four third-generation cellular standard UMTS, mobile network licenses offered in Sweden. On March 15, 2001, we entered into a joint venture with TeliaSonera AB, which was not awarded a Swedish UMTS license, to exploit our UMTS license. We believe the joint venture, Svenska UMTS-nät AB, is the most effective way to limit our costs in building the necessary infrastructure and to generate a more rapid return on our invested capital. Both we and TeliaSonera can use our existing GSM networks as a base upon which to build the new network, reducing both the need for new transmitting masts and the environmental impact of the build out. During the year an agreement was made with a banking consortium to reduce the total loan facility for Svenska UMTS-nät AB from SEK 11 billion to SEK 7 billion. The reduction was made possible by cost-cutting measures in infrastructure through the use of new technological solutions. The loan, following the reduction, will cover the expansion of the jointly owned UMTS network. We and Telia Sonera each guarantee this loan facility up to the extent of our 50% interest in Svenska UMTS-nät AB, or SEK 3.5 billion. As of December 31, 2003, the amount outstanding under that guarantee was SEK 363 million.

Norway.  We have offered mobile telephony services in Norway since 2000. Customers using both Tele2 Norway’s fixed-line services and mobile telephony services receive all Tele2 Norway charges on a single bill.

Tele2 Norway increased its market share and strengthened its position in the mobile market in 2003, with revenue showing a stable increase during the year. Tele2 Norway successfully recruited mobile customers from its existing customer base in fixed telephony. In September 2002, Tele2 Norway signed an MVNO agreement with Telenor. The agreement offers Tele2 Norway the potential to transfer customers currently covered by the present Service Provider agreement to the more competitive MVNO service. We expect that this agreement will permit us to develop new, price-leading services for our customers in Norway, utilizing GSM technology as well as UMTS technology. The migration of customers from the Service Provider agreement to the MVNO agreement was completed in the first half of 2004.

Denmark.  In October 2000, Tele2 Denmark, our Danish subsidiary, launched our first MVNO through an agreement with Sonofon A/S. The agreement allows us to offer mobile telephony services to our existing fixed-line customers in Denmark.

In 2003, competition in mobile telephony was challenging and Tele2 adapted itself quickly to changes in the market resulting in increased turnover for the year. In 2004, the company will continue to focus on growth, profitability and the challenge of breaking the former monopoly.

Finland.  We have been granted one of four Finnish UMTS licenses. In addition, in June 2003, we signed an MVNO agreement with Radiolinja Origo, the number two GSM operator in Finland. The agreement enables us to offer GSM mobile services in Finland without having to build our own infrastructure. We started offering services based on the MVNO agreement in February 2004. In May 2003, we acquired the remaining shares in the Finnish company Suomen 3G Oy. Suomen 3G Oy already has 3G networks in nine Finnish towns. In accordance with the license conditions, the aim of the company is to expand its 3G network to 18 Finnish towns, but there is a possibility that these conditions will be changed.

Market Area Eastern Europe & Russia

Tele2 is growing rapidly in Eastern Europe & Russia, with more than 2.2 million customers in total as of December 31, 2003. We have a common network platform in the three Baltic countries. The common network makes significant long-term cost savings possible and creates competitive advantages like flexibility and economies of scale when developing new services.

Estonia.  We provide mobile telephony services under the Tele2 brand as a part of our wide range of product offerings in Estonia. Tele2 is the most rapidly growing mobile telephone operator in Estonia and is now the second largest operator in the Estonian mobile market, with an estimated one-third of the market. We target our mobile telephony services to residential customers and focus on sales growth for prepaid services in Estonia.

During 2003, additional supplementary services were launched, such as GPRS and MMS (Multimedia Messaging Service). For prepaid customers, international roaming was introduced, along with new ways to recharge calling cards electronically, and a new flexible price list. In addition, Tele2 received a UMTS licence.

In May 2004, we sold our cable-TV operations in Estonia, thus allowing increased focus on our core businesses.

Lithuania.  Tele2 has become a leading mobile service provider among private customers, and our customer base rose sharply in 2003, and 71% of the Lithuanians recognized the Tele2 brand. Despite fierce competition in the Lithuanian market, Tele2 managed to strengthen its position and is now the second largest mobile operator. During 2003, Tele2’s market share increased substantially. More and more Lithuanians are acquiring mobile phones, which means a bigger customer base. The number of mobile users increased by almost 30 percent in 2003. Tele2 is increasing its focus on customer benefits, which strengthens the perception of the Company as consumer-friendly and reliable, qualities that are vital for future expansion. Tele2 holds a Lithuanian GSM 1800 license and a GSM 900 license. Since the acquisition of its GSM 900 license in December 2000, Tele2 has gradually upgraded its network to operate on the GSM 900 band. During 2002, the GSM network was expanded to cover approximately 90% of the population.  We expect the mobile telephony market to continue to grow in Lithuania.

Latvia.  We are the leading alternative operator in Latvia with GSM 900 and GSM 1800 licenses. Since October 2000 we have been growing rapidly, especially through prepaid calling card plans. We have built our leading position on price leadership, new innovative voice and SMS services and superior distribution. Tele2 holds a strong position among the general public: nine out of ten recognize the Tele2 brand.  Tele2 has one of two UMTS licenses. According to the license conditions, UMTS will be launched commercially during 2004.

Tele2 leads the market for prepaid calling cards with its Zelta Zivtina, or “Gold Fish” card. Our subscription service remains the leading alternative mobile telephony provider to the former monopoly. We also introduced a service in 2002 whereby both subscription and prepaid customers can call from anywhere in the Baltic states at the same rates as if they were in Latvia as well as an initiative offering prepaid customers a bonus credited to their account. Customers in Latvia can also refill their prepaid calling cards directly from their bank account, saving costs for Tele2.

Russia.  We acquired the Russian operations from Millicom, a related party, in November 2001. Tele2’s Russian network reaches an estimated 31 million people in Belgorod, Chelyabinsk, Irkutsk, Kemerovo, Kursk, Nizhny Novgorod, Omsk, Rostov, Smolensk, St. Petersburg and the Republic of Udmurtia.  The minority interest in the Moscow based NMT450 operator MCC was sold in the end of 2002. During 2003 and 2004, GSM services were launched in all regions, complementing and eventually replacing the older AMPS networks. In 2003, Tele2 increased its holdings in five local mobile telephony companies.

Tele2 has been spearheading Calling Party Pays (“CPP”) service, whereby a person calling a mobile phone pays for the cost of the call. CPP is unusual in Russia, which tends to be dominated by Mobile Party Pays (“MPP”) services in which the owner of the mobile telephone pays for all incoming and outgoing calls. Offering a CPP service has proved to be an attractive and effective means of competing in the Russian market.

We believe that prospects for the Russian economy are positive. We expect rapid growth of the mobile telephony market to continue during the current year. The customer segments now seeking to acquire mobile telephones in Russia are the middle class, middle management in companies, and small business owners. These groups have traditionally been strong customer groups for us.

Market Area Central Europe

Germany.  Tele2 Germany and VIAG Interkom, a British Telecom subsidiary, signed an agreement allowing us to use Interkom’s wireless network to provide the interface for our fixed line customers. In Germany there was no commercial launch of MVNO services due to regulatory problems and the MVNO agreement we entered into in December 2001 has since terminated.

The Netherlands.  In August 2001, we launched the first MNVO in The Netherlands. We signed an agreement with Telfort, a GSM operator in The Netherlands, which is wholly owned by British Telecom. The agreement enables us to offer mobile telephony services in addition to our existing fixed line offering. During 2003, this operation expanded its customer base and focused on cross-selling mobile services to our substantial fixed line customer base. We were the second largest alternative operator in the Dutch fixed telephony market in 2003 and 80% of the population recognized the Tele2 brand.

Austria.  Tele2 launched a mobile telephony service under an MVNO agreement in early 2003. Approximately 10 percent of Tele2’s fixed telephony customers also had a mobile subscription with Tele2 at the end of the year. Up to 85% of the Austrian population is familiar with the Tele2 brand.

Switzerland.  In 2000, we launched a GSM mobile telephony service in Switzerland. We have an agreement to lease wireless capacity from Swisscom’s network, giving the Tele2 Mobile network coverage of 98% of the country and providing Tele2’s non-Swiss mobile customer base with roaming services in Switzerland. Tele2 Mobile offers the use of prepaid cards. The card can be recharged either by entering a pin-code on the mobile handset or by calling help-lines operated by Transcom World Wide. In December 2003, Tele2 was awarded a GSM license in Switzerland.

Market Area Luxembourg

Luxembourg.  Through Tango, we are the larger of the two main providers of mobile telephony services in Luxembourg, with a share of almost 50% of the active customers in the market. Tango holds a combined GSM 900/GSM 1800 license and offers a wide range of mobile telephony services. Tango received a UMTS license in May 2002 and services in the new network were launched in April of 2003. The trademark Tango is now also used by Optimal Telecom in Sweden.

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

UMTS, Universal Mobile Telecommunication System, technology increases capacity in mobile networks considerably compared to GSM. UMTS is the third-generation mobile telephony system and the successor to GSM. Users of UMTS telephones will have access to computer communication and multimedia, in parallel with ordinary telephone calls. UMTS should be able to offer multimedia and data transfer services with speeds of up to 2 MB per second. UMTS comprises part of the IMT-2000 family of the International Telecommunications Union (ITU). The vision is the creation of a global standard for third-generation mobile communication systems.

Infrastructure

Improved capacity is achieved through decreasing cell size or by adding capacity enhancing equipment to existing base stations. Additional capital expenditures will continue to be focused on improving coverage in more densely populated regions. To optimize infrastructure investment, we seek to cooperate with other operators by co-locating base stations where possible.

Cellular telephone systems are interconnected with fixed-line telephone networks, allowing customers to receive and originate local, long-distance and international calls from their cellular telephones. Cellular telephone system operators therefore require interconnection with the local fixed-line telephone companies. We pay TeliaSonera, P&T Luxembourg and other operators directly for interconnection to their respective public telephone networks. Rates vary according to the distance traveled on the public telephone network. See Item 4: “Information on the Company—Regulatory Overview.” We attempt to use our own fixed-line network as much as possible to minimize interconnect costs.

Capacity Limitations

One major constraint on the capacity of a mobile telecommunications system is the amount of frequency allocated to the system operator. Frequency is limited, and is shared both by the different operators providing a particular type of service and, for frequency bands, by other systems. Currently, one of the economically practical ways to increase a cellular system’s capacity (other than the procurement of additional frequency allocations) is through a process known as cell-splitting. Cell-splitting entails dividing a single cell into a number of smaller cells through relatively simple technological modifications. This allows for better use of the allocated frequency, thereby increasing the number of calls that can be handled in a given area. Another way to increase system capacity is to add base stations to existing cells. As cells become smaller, the investment per customer increases, as the infrastructure required to handle calls within smaller cells is more costly. The ability to increase capacity by continuing to split cells is limited beyond a minimum cell size because of cost and technological limitation reasons, particularly in densely populated areas.

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

Sales and Marketing

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

We have non-exclusive distribution contracts with dealers that serve our markets. We obtain at least 60% to 70% of our new mobile telephony customers from a limited number of dealer chains. We offer dealers a commission for each new customer they obtain. We also offer “air-time based” customer support incentives to dealers, which consist of payments of a portion of call revenues over a certain level made by customers obtained by the dealer. In order to enhance the dealers’ ability to sell our services successfully, we offer special training programs for our dealers’ sales forces.

We periodically conduct sales campaigns and offer special dealer incentives that typically give rise to significant increases in our mobile telephony services customer base. In addition, we have used television advertising extensively to enhance brand-name recognition.

Competition

We face strong competition in the GSM and UMTS market. We could in the future face competition from other cellular systems that are being developed, or from new entrants to the market. Although we believe that our existing mobile telephony services customer base and network investments give us an advantage over any potential new entrant, there is no guarantee that an operator with substantial resources could not establish itself as a competitor in the provision of mobile telephony services. Furthermore, in order to implement a full-scale GSM or UMTS system, infrastructure investments would need to be made, at a substantial cost.

2.              Fixed-line Telephony and Internet

Overview

Through our subsidiaries, we provide a number of fixed-line services in Sweden, Norway, Denmark, Finland, Estonia, Poland, Czech Republic, Germany, The Netherlands, Austria, Switzerland, France, Italy, Spain, Portugal, Luxembourg, Liechtenstein, Belgium and the UK. Fixed line services were launched in Lithuania and Latvia during 2004. We have also received licenses to provide fixed-line telephony services in Ireland, and intend to offer services there in the near future. We are also one of the two leading providers of Internet access services in Sweden, where we provide business network services, primarily consisting of LAN-to-LAN interconnect services, data communication services and leased line services.

Services

Our fixed-line services can be divided into voice telephony services and Internet access.

Voice telephony services

We provide national long-distance telephony services, and direct and indirect access fixed-line telephony services.  In most cases, smaller customers connect to our fixed line telephony service by connecting through a local network operator, usually the (formerly state-owned) national public telecommunications operator. If a Tele2 call is carried by a local network operator’s network, we are required to pay the local network operator an interconnect fee. For indirect connections, a customer usually selects our network by dialing our prefix or by having chosen us by carrier preselect. If preselection has been established, connection to our network occurs automatically each time the customer makes a call.

Customers with large telecommunications capacity needs are connected to our fixed-line network through “direct access.” We have opened up direct access points to our network, through radio links and local fiber optic cable loops, primarily in heavily populated areas, as well as in other areas with customers that account for telephone traffic volumes sufficient to enable us to make a profit after factoring in set-up costs. See “—Fixed-Line Telephony and Internet Services—Infrastructure.” We bear the cost of directly connecting a customer to our network. In exchange for bearing this cost, we typically obtain from the customer a contract to use fixed-line telephony services for 12 to 24 months with certain minimum usage requirements. Customers are also given an incentive to increase their use of our services for such period through call charge discounts that apply only if they generate certain minimum traffic volumes.

Operating revenue from outgoing international call traffic and from national long-distance fixed-line telephony services is derived from call charges. Tariffs are usually set on the basis of a flat rate per second that varies according to the destination and time of a call in addition to a set-up charge. We charge customers for the actual time elapsed during a call, which is measured to the nearest second and multiplied by the applicable tariff. In some countries, however, calls are subject to set-up fees or minimum charges, and customers may be subject to charges for increments larger than a single second. We provide customers with itemized bills that identify, for each of the customer’s telephone lines, the time, duration, destination and cost of each telephone call.

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

Internet Services

We are one of the leading providers of access to Internet services in Scandinavia, where our Internet subscriptions have grown significantly in recent years. We have also launched dial-up Internet in France and Italy. Our Internet product is continually upgraded with new services. We provide dial-up Internet access to consumers and businesses. We also provide fixed broadband Internet access for our direct access customers and web hosting that permits customers to establish businesses with their own web site. Dial-up customers purchase Internet subscriptions from us consisting of software, related literature and, sometimes, a modem. Dial-up customers connect to the Internet through our server web sites by dialing into our modem pools. Permanent access customers consist of customers who are directly connected to our network and lease Internet capacity from us at a fixed rate regardless of volume of use. We also lease capacity to other Internet services providers and carry large volumes of Internet signal traffic, both to our server sites and as a transit carrier. Demand for Internet services has increased significantly in recent years, and we believe that we are well positioned to take advantage of opportunities that may emerge from the growth of this sector.

Asymmetric Digital Subscriber Line (“ADSL”) is a technology that permits the use of broadband speed Internet access via conventional telephone lines. We believe that ADSL has commercial potential, especially since customers find the product easy to use relative to other Internet products, such as dial-up Internet. However, pricing by the former monopolies presents an obstacle to future growth as the former monopolies can charge higher fees for access to their network, which we must use for ADSL connections. We are actively continuing efforts to find solutions to this monopoly problem.

We offer ADSL services in Sweden, Norway, Denmark and Switzerland. Our ADSL services have made an impact in the Nordic market and we have consolidated our position as the largest Internet supplier in Scandinavia. We launched ADSL in France and Italy in 2003. We expect to introduce ADSL in additional countries in 2004.

Our Internet products also include an Internet telephony service and special subscriptions for corporate customers to satisfy demand for solutions that provide a combination of fixed and mobile telephony. We offer customers the ability to make and receive telephone calls while accessing the Internet on the same line. We also offer VoIP, voice-over Internet protocol, or telephony via the Internet. During 2003, we conducted a number of successful tests using VoIP in broadband networks.

Business Network Services

Data communications services broadly consist of the linking of computers in order to facilitate access to, and the processing of, information. These linkages are needed between computers within a company as well as between companies and external destinations. The dominant international standards for data communications are currently TCP/IP, and ISDN. We offer access to the TCP/IP standards through our “SWIPnet,” and “Lan2Lan” brand services. SWIPnet, one of the largest TCP/IP network services in Sweden, is used for, among other things, communication over the Internet through e-mail and other Internet services. Linkages for companies’ geographically separate LAN networks are provided by our and Lan2Lan service.

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

Metropolitan Area Networks

Tele2 offers broadband Internet access at speeds of 10 Mbit/s in a number of metropolitan area networks (“MAN”) in Sweden and Denmark. In Sweden, the MAN is linked to our wide-ranging network, Swipnet, which was the first commercial Internet Protocol (IP) network in Sweden. In Denmark, the MAN is linked to the country’s largest network.

Market Area Nordic

Sweden.  In fixed telephony, Tele2 increased market share among private and corporate customers in 2003. Tele2 now offers new forms of subscriptions in this area, which has resulted in a marked increase in cross-selling, particularly to corporate customers. Dial-up Internet experienced stable development during the year. However, unrealistic pricing from the incumbent operator has left us unable to offer our customers ADSL at lower prices than our competitors. We are working towards achieving a solution to offer the line rental part of fixed telephony subscriptions, currently handled by the incumbent service provider, since this may offer additional potential to reduce customer costs and enhance customer loyalty.

Optimal Telecom is a service provider that offers a lowest-price guarantee for fixed telephony, dial-up Internet and prepaid calling cards to Swedish households. By offering customers pre-selection for fixed telephony via telemarketing campaigns and effective cross-selling, the company increased its customer intake.

Norway.  Tele2 Norway strengthened its fixed telephony product offerings and sales rose in 2003, despite aggressive marketing from old and new competitors. In September of 2001 we acquired the customer base of Enitel, Norway’s third largest provider, and all private and many business customers moved to Tele2 Norway. A variety of marketing programs have been implemented in Norway to assist in the continued growth, including free domestic calling and one-fee calling on weekends. In December 2003, we started selling a fixed line subscription, which was previously a monopoly sold only by the state-owned incumbent service provider.

Although the market for our dial-up Internet product continued to weaken in Norway in 2003, Tele2 Norway managed to increase its market share. Marketing campaigns and cross-selling were successful in recruiting a substantial number of new customers. In August 2002, Tele2 Norway launched its ADSL service for households, which offers customers access to the market’s lowest rates.

Denmark.  Tele2 is one of the few companies in the Danish market offering a complete range of telephony services. Customer intake increased by successfully using sales personnel in shopping malls, train stations and retail environments. Tele2 has succeeded in persuading new and existing customers to choose regular subscriptions leading to more loyal customers and an increase in market share. During 2003, ADSL sales have boomed and we are one of the largest players in the market. Dial-up Internet services continue to make a positive contribution to operations.

Finland.  Tele2 Finland mainly sells international calls in fixed telephony. Deregulation in the Finnish market is incomplete, and we have found it difficult to compete on price for local calls. We nonetheless managed to double revenues in 2003. We also offer Internet access in Finland.

Market Area Eastern Europe & Russia

Estonia.  We operate fixed telephony and Internet in Estonia as well as cable TV in Estonia and Lithuania. Our operation in Estonia covers a population under license of approximately 1.4 million people. We have taken a large share of the market and are today the fastest growing operator in the country. We are also the leading alternative fixed network operator after Eesti Telekom, the state-owned incumbent. We are the second biggest provider of dial-up Internet after Eesti Telekom.

Lithuania.  The market for fixed telephony in Lithuania was deregulated in 2003 and we expect to pursue opportunities for cross-selling as they emerge.

Latvia.  Our application for a license to provide fixed telephone services was approved by Latvian authorities in March 2003, and we launched fixed telephone services in Latvia in the second quarter of 2004. We also hold a license for broadband Internet connection via radio networks.

Poland. In early 2003, Poland deregulated fixed telephony. Shortly after, in April 2003, Tele2 successfully launched fixed telephony for the private market. In the second half of 2003, we added new customers and were the fastest growing telecommunications company in the country. We are the only independent operator targeting the mass market. Our sales channels are telemarketing, partner sales and direct mail advertising. We are positioning ourselves as a price leader in the Polish market. We expect that the market for calls from the fixed network to mobiles will probably be completely deregulated in 2004. Although there are still inadequacies in the regulatory environment, 2004 is expected to be a year in which Tele2 enjoys growth in Poland.

Czech Republic. Towards the end of 2002, we started offering fixed telephony to private customers. Just one year later, we were the largest alternative operator. Apart from the former monopoly, we are currently the only company focusing entirely on the mass market.  During 2003, we introduced local calls, dial-up Internet and pre-selection. All the services were positively received and our number of customers rose sharply.

Regulations in the telecommunications sector are in need of improvement. However, the Czech Republic’s EU membership in May 2004 is expected to contribute towards better rules and regulations. As a whole, Tele2 considers the trends to be positive, and believes that growth will continue in 2004.

Market Area Central Europe

Germany. In 2003, we strengthened our position as one of the three largest alternative operators in the German fixed telephony market and are currently one of the fastest-growing operators in the country. Growth is the result of several measures undertaken during the year such as a simplified price structure, successful marketing campaigns focusing on comparing our prices with those of our competitors and targeting of preselection customers.

The Netherlands.  We began offering services in The Netherlands in October 1997. After a strategic concentration on pre-selection customers, we are now the country’s largest alternative fixed telephony operator. Eight out of ten customers now have pre-selection. The result is greater loyalty and revenue per customer. At the end of the year 80% of the population was familiar with the Tele2 brand.

Austria.  We are the largest alternative fixed telephony operator in Austria. The number of customers as well as operating revenue rose during 2003. We target our marketing towards private customers in Austria, and our market share increased during the year. We focus on providing competitive rates, a high level of customer service and reliability. Greater focus on pre-selection customers and “iHear” brand phones led to a substantial increase in Average Revenue Per User, or APRU, during 2003. Efforts to increase customer loyalty were successful and contributed to the rise in traffic volume.

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

In France, we provide a complete range of fixed telephony services to private customers and smaller businesses that consists of local calls, national calls, international calls and calls to mobile phones. We are the leading alternative operator in France, and France is also one of our largest operations. We are perceived as the price-leading operator in France and enjoy a brand recognition rate exceeding 80% among the French population. We believe that the French market offers potential for continuing growth. The strong brand offers us the potential to strengthen our position as the price-leading operator and keep down costs in order to attract new customers. We launched ADSL in 2003, complementing our dial-up Internet offering.

Italy.  We offer a complete range of services in fixed telephony in Italy. Tele2 is Italy’s second largest alternative operator.  We continued to experience growth in Italy in 2003, with revenues increasing compared to 2002. A factor in our rapid growth is that we have been offering all customers local calls via pre-selection since 2001.

Tele2 Italy is a strong and profitable part of our group. Tele2 Italy, which is positioned as the price leader in the Italian market, is a well-known brand—more than 80% of the population recognizes it. Greater recognition of the Tele2 brand, combined with higher customer satisfaction, has increased customer loyalty.

Tele2 Italy benefits from being able to offer local calls and a stable competitive situation. During the third quarter of 2002 Tele2 Italy launched dial-up Internet services, which have thus far proved to be a success.

The strategy of supplementing the product and service offering to the existing customer base and an increased number of preselection customers creates the potential for continuing growth. As in the case of Tele2 France, Tele2 Italy is undergoing strong development and the rapid customer intake has continued in early 2004.  ADSL services were launched in 2003.

Spain.  We are the fourth largest alternative fixed-line operator in the Spanish market. With a brand recognition rate of 60% among the Spanish population, Tele2 is beginning to capitalize on its marketing.

Portugal.  Using Spain as the base, we launched fixed telephony in Portugal during the second half of 2003. The launch attracted much attention, particularly from other competitors, who so far, have failed to take any major market share from the former monopoly.

Market Area Luxembourg

Luxembourg.  Tele2 Luxembourg provides a variety of fixed-line telecommunications services. The company has offered fixed telephony since 1999 and launched Internet services in 2000. Tele2 Luxembourg is now the leading alternative to the former monopoly. Pre-selection customers comprised almost half of Tele2 Luxembourg’s customer base in 2003. After repeated appeals from Tele2, regulatory authorities have forced the former monopoly to cut its interconnection fees by 20% during 2003. In March 2002, Tele2 began to offer prepaid calling cards for fixed telephony. In addition, the youth-oriented Tango Sunshine pop music radio station, which introduced its operations in February 2002, can be heard on FM-band, cable and the Internet. We also market products and services through Tango Sunshine. We established an Everyday Media subsidiary called Tango TV, which is licensed to broadcast 24 hours a day over the Luxembourg cable network and via the Astra satellite.

Everyday Media encompasses Tango TV and Tango Radio. Apart from marketing Tango’s services, the main purpose for this structure is to create interactivity between the media and mobile telephony by using SMS, MMS, WAP and IVR as bearers of content services being generated by the media companies.

Liechtenstein.  We have provided fixed telephony services in Liechtenstein under our own brand since 2000. We hold a license for all types of fixed telecommunications services, including the Internet.  We are the single largest alternative operator in Liechtenstein.

Belgium.  We hold a license for fixed telephony in Belgium and services have been offered since 2003. In the second half of this year we began a national roll-out of fixed line services.  We are becoming a leading alternative to the former monopoly.

Market Area Branded Products & Services

United Kingdom.  Tele2 UK launched fixed telephony in October 2003. We are today one of the fastest growing operators in the UK.  To supplement our fixed telephony business, we market a number of prepaid calling cards through the Post Office’s sales outlets. In addition, Tele2 UK also supplies national and international access through a digital switch based in London.

In 2003 we announced the acquisition of Alpha Telecom. Alpha Telecom is the leading “pay as you go” service provider in the UK with pre-paid residential customers as well as being a market leader in pre-paid cards, selling some 1.25 million cards per month in 60,000 outlets across the UK. In 2003 we also launched pre-selection services in the UK.

Calling Card Company (C³). C³ sells international calling cards in Ireland, Austria, the UK, France, Germany, Spain, the Netherlands, Switzerland, Poland, Portugal and Italy. Tele2’s rechargeable international calling card can now be used to make calls from 45 countries.  C3’s investment in Call Shops has been successful, and the service is now available in many European countries.

Integration of telephone card customers from the Alpha Telecom in the UK, acquired in 2003, has gone smoothly. New sales channels, which included electronic terminals and the Internet, were successfully launched during the year. In 2004, Tele2’s growth could increase due to additional focus on new distribution channels, more services and expansion to more countries.

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

We sell our Internet services through a network of independent dealers who receive a commission on sales. In Sweden we also give away start-up disks for our Free2Connect service, which has been voted the best free access provider by a Swedish Internet users association.

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

Competition

The Swedish fixed-line telephony market is highly developed. Telephony revenues represent about half of the revenues from telephony services in Sweden, while broadband and other data communications services, mobile telephony, leased lines, cable television and other types of communications services comprise the remaining sources of revenue, as reported by the Swedish government. Sweden also has a growing Internet market. We and TeliaSonera are the leading Internet access service providers, via dial-up access, with the remainder of the market served by Glocalnet and a number of smaller providers. ADSL and other types of high speed Internet access are growing rapidly.

Denmark has a competitive and open telecommunications market. We provide fixed-line and Internet access to both consumer and business markets in Denmark. We are the second largest fixed-line telephony service provider in Denmark and we compete, among others, with TDC, and TeliaSonera. TDC, the largest fixed-line telephony service provider, also has the largest share of the market in mobile telecommunications, data communications and cable television and broadband services.

Tele2 is one of the leading Internet access providers in Denmark, alongside TDC, Tiscali, and a number of smaller companies.

Norway has a competitive fixed-line telephony market. The Norwegian market was deregulated effective January 1, 1998, and in 1998 three new telecommunications companies began competing in Norway. We provide fixed-line telephony, mobile telephony, Internet access and data communications services to consumer and business markets. Tele2 Norway faces significant competition from the largest fixed-line provider in Norway, Telenor, the majority state-owned provider. Tele2 acquired the customers of the former second major competitor, Enitel AS, in 2001. Enitel AS had private and corporate fixed telephony customers as well as dial-up Internet customers, which were included in Tele2 Norway. Tele2 Norway is also one of the leading Internet access service providers in Norway. Internet competition in Norway includes Telenor, Tiscali and a significant number of smaller Internet service providers.

The markets in which we currently operate or which we intend to enter are generally highly competitive and increasingly are characterized by price competition. The relevant national public telecommunications operator or the former national public telecommunications operator, such as Deutsche Telekom in Germany, Koninklijke PTT in The Netherlands, Swisscom in Switzerland and Liechtenstein, France Telecom in France, Telekom Austria in Austria, Telecom Italia in Italy and P&T Luxembourg in Luxembourg, generally has a dominant market position in its national market. In addition, in each market there are usually a number of competitors, some of which may have more experience, longer operating histories and greater resources than us. Currently, our competitors in the fixed-line telephony market include, among others:

•                  Deutsche Telekom, Arcor and Freenet in Germany;

•                  Koninklijke PTT, Scarlet and Breitum in The Netherlands;

•                  Belgacom, Telenet and Scarlet in Belgium;

•                  Swisscom, Sunrise and Cablecom in Switzerland;

•                  Telekom Austria, E-tel, UTA and UPC Priority in Austria;

•                  France Telecom and Cégétel in France;

•                  Telecom Italia, Infostrada in Italy;

•                  Telefonica, Auna, Unidos, Jazztel in Spain;

•                  Portugal Telecom, Oni and Novis in Portugal;

•                  P&T Luxembourg in Luxembourg;

•                  Telekomunikaya Polska in Poland; and

•                  British Telecommunications in the UK.

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

We, along with other competitors of the dominant national public telecommunications operator in each country, face a structural competitive disadvantage in that customers access an alternative carrier’s telephony services indirectly by dialing a prefix, while calls generally default to the network of the respective national public telecommunications operator if no access code is dialed. The prefixes are “01013” in Germany, “1602” in The Netherlands, “10753” in Switzerland, “4” in France, “1005” in Austria, “1022” in Italy, “15777” in Luxembourg and “1076” in Liechtenstein. We are attempting to alleviate such competitive disadvantage by implementing the pre-dialer and preselection initiatives described above.

Despite intense competition with the relevant national public telecommunications operators and other competitors, we believe that we will be able to compete successfully and further develop our customer base because of important competitive advantages, including our marketing strategy aimed at residential customers and small to medium-sized business customers, our focus on “core” telecommunications services, competitive prices, cost efficiency, lean staff and attention to customer service. We also expect to benefit from the significant experience of Kinnevik and Millicom in a liberalized telecommunications environment. Furthermore, while there have been numerous telephony service rate reductions by our competitors since the launch of our services, our call charges are, in general, lower than those of most of our competitors for similar services. We do not plan to offer all the services provided by other competitors, but we expect to offer a range of services that will present an attractive alternative for residential and small-to medium-sized business customers.

Infrastructure

In Sweden, Luxembourg and the Baltic states, we expect that expenditure on infrastructure over the next few years will principally be to accommodate for growth in GSM mobile telephony as well as to rollout the next generation mobile network, UMTS. In the rest of Europe, we expect that expenditure on infrastructure will principally be on network improvements and modifications designed to accommodate for growth in fixed-line telephony. We also plan to expand our MVNO operations. We also expect expenditures on investments in Russia with regards to the GSM-mobile telephony networks build out.

Our right to use capacity on the trunk network of Banverket in Sweden, based on an agreement between Kinnevik (transferred to us as of December 2001) and Banverket, is critical to our fixed-line telecommunications infrastructure, particularly in areas not served by the network of Svenska Kraftnät. See Item

10:  “Additional Information—Material Contracts.” We have the exclusive right to install fiber optic cables through 2017 on the electricity transmission network of Svenska Kraftnät. This capacity is supplemented in Stockholm by our own local trunk network. These local cable networks permit us to expand our base of direct access fixed-line telephony services customers and to reduce payments to TeliaSonera for customer access. The fiber optic cable loop formation also protects against service interruptions since calls are merely routed in the opposite direction in the event of a fault somewhere in the loop. Additional fiber optic cable loops will be added in other towns and cities consistent with customer demand.

In Sweden, TeliaSonera charges us fixed-line interconnect fees at peak and off-peak rates which are based on either “local segments” for interconnection in the local area, “single segments” for interconnection in each of its 13 transit exchange areas or “double segments” for calls through two or more of these areas. Interconnect fees are higher for double segments than for single segments and higher for single segments than for local segments. We have established interconnect points in each transit exchange area to ensure that double segment fees are avoided. Local interconnection points are established to assure that the vast majority of calls are rated at local interconnection rates.

The previous interconnect agreement between TeliaSonera and Tele2 Sweden expired on December 31, 2000, although the agreement still applied afterward on an interim basis. The agreement introduced new interconnect fee arrangements that resulted in substantially lower interconnection tariffs for Tele2 Sweden. In particular, under the agreement, Tele2 Sweden paid only local segment fees on approximately 85% of its fixed-line interconnect traffic. The service we provide to our customers depends in part on the cooperation of TeliaSonera in implementing its interconnect agreements, although TeliaSonera is required by the Swedish Telecommunications Act to enter into such agreements. See “—Regulatory Overview—Nordic—Sweden—Competition—Interconnect Arrangements.”

We currently do not intend to build a pan-European network infrastructure with our own cable and microwave links. Instead, we lease existing lines under short-term leases from other operators of telecommunications networks, mainly from the incumbent operators in each country. We lease international lines that connect to national networks from other independent service providers.

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

Germany.  Our network in Germany currently consists of digital switches, several points of interconnect and digital transmission equipment to interconnect to the network of Deutsche Telekom. The points of interconnect are located throughout Germany in regional centers and are linked to our switches in Düsseldorf, Hamburg and Berlin via lines leased from Deutsche Telekom or other suppliers on a one year basis. Every call initiated with our Germany prefix, “01013,” is carried by Deutsche Telekom to the point of interconnect within the relevant “collection area,” where it is transferred to our leased lines. The call then travels to the switch, is routed to the designated point of interconnect, transferred back to Deutsche Telekom’s network and carried to the recipient of the call.

Under the terms of our existing interconnect agreement with Deutsche Telekom, Deutsche Telekom continues to charge fees at peak and off-peak rates based on the distance over which the call travels on Deutsche Telekom’s network, the applicable time-of-day tariff, the type of interconnection service and the duration of the connection.

For international call termination, we use wholesale carriers to a considerable extent, and terminate at a location and with a carrier selected on the basis of price, quality and volume.

The Netherlands.  The structure of our Dutch network is similar to our German network. It currently consists of digital switches and digital transmission equipment to interconnect with Koninklijke PTT’s network, with several points of interconnect.

The interconnect agreement with Koninklijke PTT had a term of three years, from 1997 to 2000, and is automatically extended for consecutive twelve-month periods unless terminated with six-months’ notice. Koninklijke PTT charges fees at peak and off-peak rates based on the distance over which the call travels on Koninklijke PTT’s network, the applicable time-of-day tariff, and duration of interconnection.

In The Netherlands, a MVNO was launched in November 2001, based on an agreement with Telfort BV. This service is operated on our own GSM equipment to handle calls, roaming, SMS and voice mail.

Switzerland.  The structure of our network in Switzerland is substantially similar to the existing networks in Germany and The Netherlands. It currently consists of a digital switch and digital transmission equipment to interconnect with Swisscom’s network.

The interconnect agreement with Swisscom, dated as of September 1, 1998, has an indefinite term but may be terminated by either party on three-months’ notice after the first year. The parties may, by mutual agreement, amend the terms. Swisscom charges fees at peak and off-peak rates based on the distance over which the call travels on Swisscom’s network, the applicable time-of-day tariff, the type of interconnection service and the duration of the interconnection. The tariffs can be changed by the end of June and December of each year on three months’ notice. If the parties cannot reach agreement on the tariff, they can request a decision by the regulatory authority.

Austria.  Our network in Austria currently consists of a digital switch and digital transmission equipment to interconnect with Telekom Austria’s network.

The interconnect agreement with Telekom Austria has an indefinite term but may be terminated by either party with three-months’ notice, as of June 30 and December 31 of each year.

France.  Our network in France currently consists of digital switches and digital transmission equipment to interconnect with France Telecom. We have expanded the network to include dual interconnect points and have, beginning in 2002, launched local calls.

Our license in France, awarded in 1998, has a term of 15 years, subject to renewal. The interconnect agreement with France Telecom is of indefinite duration, but can be terminated by both parties with three-months’ notice. France Telecom charges fees at peak and off-peak rates.

Italy.  Our network in Italy currently consists of switches and digital transmission equipment to interconnect with Telecom Italia.

The interconnect agreement with Telecom Italia entered into on March 20, 1999, has a 15-year term. It is automatically renewable and can be terminated exclusively by us on six-months’ notice. Telecom Italia charges fees at peak and off-peak rates based on the distance over which the call travels on Telecom Italia’s network and the duration of the interconnect.

Luxembourg.  Our network in Luxembourg consists of a switch and points of interconnect with P&T Luxembourg.

We have an interconnect agreement with P&T Luxembourg, which can be terminated on three-months’ notice. Interconnect rates are renegotiated every year.

Spain. Our network in Spain consists of a digital switch and digital transmission equipment to interconnect with Telefonica’s network.

United Kingdom.  We also have a digital switch located in London that enables us to some extent to terminate traffic in the United Kingdom and route to other international destinations by connecting international carriers to this switch.

International traffic.  We strive to carry our international traffic between our countries of operation on direct leased lines across borders. Traffic to other destinations outside our network is routed through external carriers. As the volume of traffic carried on our network grows, we will consider obtaining capacity on international links to the most frequent destinations, thus obviating the need to incur the additional cost of leasing lines from third parties, and as an upside we should receive revenues by selling termination within countries where we have our own operation.

We offer our international telephone services through international sea cables in which we have purchased or leased capacity, through terrestrial cables and through radio links. We and Tele Danmark jointly own a sea cable and radio links between Sweden and Denmark. We are co-owners—together with Cable &

Wireless, TeliaSonera and Lattelcom—of sea cables between Sweden and Latvia, and we are also co-owners—together with Cable & Wireless and TeliaSonera—of sea cables between Sweden and Finland. We are a part-owner of certain German-Swedish sea cables. We are also one of the investors, together with Mercury, TeliaSonera and Tele Danmark, in a second sea cable between Sweden and Denmark. In October 1996, we bought capacity in a fiber optic sea cable between Europe and the United States. This additional capacity is being used to meet growing demand for our Internet services. We believe we can maintain adequate capacity for the needs of our Internet customers.

International traffic can also be carried via satellite. Most such satellites belong to international organizations such as Intelsat and Eutelsat.

We believe that our capacity in sea cables, terrestrial cables and our radio links will enable us to satisfy projected customer demand for our services in the foreseeable future.

Suppliers

Like most telecommunications operators, we obtain fixed-line telecommunications network equipment from a small number of suppliers. These business relationships are stable and typically involve a high degree of cooperation with respect to a customer’s particular infrastructure needs. Most of the network infrastructure for our operations has been supplied by Nokia AB, which we believe is able to supply our future network equipment requirements. Nokia provides network switching elements and transmission equipment. Ericsson AB supplies the radio microwave links and some switching elements. We also purchase fixed-line telecommunications equipment from Cisco and Digital Switch Corporation. We believe that we have a good relationship with these suppliers.

3.              Cable Television

We provide cable television (CATV) services in Sweden under our Kabelvision brand and in Lithuania through Tele2 OU. We sold our cable television services in Estonia in the second quarter of 2004.

We offer multiple channels of entertainment, news, sports and informational programming to customers who pay a monthly fee based upon the package of channels they receive. Under the Kabelvision brand, we offer a basic package (Pluspaket) in Sweden that includes access to 15 popular TV channels such as MTV, Viasat Sport, Discovery, Eurosport and E! In addition, Kabelvision offers two expanded packages, Silver and Gold, as well as premium channels such as Canal+ and TV1000. Kabelvision is available throughout Sweden to 310,000 households, making it the country’s second largest cable-TV operator in terms of customers.

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

The cable industry in Sweden is generally deregulated, and there can be multiple competitors in any geographical area. A license is not required to provide cable television programming in Sweden. We face fierce competition in most areas throughout Sweden, especially from ComHem, the market leader, previously owned by TeliaSonera. Other competitors include Sweden Online as well as Chello, which is owned by UPC Sverige AB.

Content services

Our strategy with respect to content services is to provide access to, and organize but not develop, content services (e-mail, news, games, ringtones, image services). The services are linked to the portal Tele2 Internet that can be accessed irrespective of the form of communication. We have established a payment solution attached to the platform for exchange of micro-payments from customers to us, and then to the companies supplying services via revenue sharing.

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

4.              Other Operations

3C Communications.  3C offers integrated solutions for processing credit card transactions via terminals, the Internet and public credit card telephones. 3C has a presence in 20 countries, with a customer base consisting of 650 hotels, 350 restaurants and 550 parking companies, which makes 3C a European market leader in integrated credit card transactions. 3C also has credit card phones at more than 1,000 locations in Europe’s largest cities and airports.

3C’s positive performance can be attributed to the successful launch of parking services in the Scandinavian market, good sales growth and a successful expansion to new countries in the hotel and restaurant segment. In 2003, 3C introduced new software for terminals and also produced new integrated chip and pin solutions, which have been highly effective.

Datametrix.   Datametrix has a strong position as a system integrator in the Nordic market. The market for integration of telephony services is driven by IP telephony, increasing demand for integrated mobile solutions and call center integration. Datametrix has a good position and well-developed expertise in all areas. Like Tele2, Datametrix is a unique total solution provider with a strong product and service profile.

In Sweden, Datametrix is focusing on IP telephony and system integration of telephony and data. In 2003, there was a sharp increase in the number of installed total solutions for IP telephony. In addition, the Company intensified its presence in the broadband/metropolitan area networks with LAN/WAN and VPN solutions.

In Norway, Datametrix is the country’s leading system integrator in networks, telephony and communications. Datametrix is recognized as a highly competent provider, which focuses on customers and customer benefits. In 2003, Datametrix concentrated on IP telephony, MPLS networks, wireless solutions and security, while also expanding its range of services. In Denmark, Datametrix has a strong position in advanced call center services and voice recording. Several of Denmark’s largest companies have opted for Datametrix solutions.

X-Source. X-Source is an IT outsourcing supplier with operations in Sweden, Denmark, the UK, Luxembourg, Estonia, Latvia and Lithuania. The company, with around one hundred employees, takes responsibility for all or part of the customer’s IT environment and works to standardize and streamline the customers’ business operations. Using centralized automated functions and remote access, X-Source can reduce the customer’s overall IT costs. X-Source also offers functional responsibility, which means the Company guarantees that a particular IT function is working. X-Source has three different areas of service: operation of PC workplaces, servers, and shared customer applications. Security is an important aspect of all the solutions. The target group is primarily small and medium-sized companies.  During 2003, X-Source grew by over 25 percent in both revenue and personnel. The company merged with its Danish fellow subsidiary UNI2 and we expect the combined entity to change its name to UNI2 during 2004.

ProcureITright (PIR). ProcureITright, acquired during 2002, is a procurement consultant that targets the TIME segment (telecommunications, information, media and entertainment). The company focuses on strategic procurement and procurement of technically complex products and services. PIR offers a complete range of procurement services, which enable the customer to outsource procurement. The market for outsourcing procurement services is expected to grow in 2004. PIR works globally and has completed a number of projects in 34 countries in Europe, Asia, Latin America and Africa. Its head office is located in Stockholm.

Radio Components Sweden AB. One of Radio Components products is an antenna solution for GSM 1800, which reduces the need for sites by a factor of three to four times for coverage build-out. With the acquisition of the company in 2003, Tele2 has secured a cost efficient build-out in Russia and in areas where mobile rollouts may occur.

Seasonality

Our results are not materially affected by seasonal variations. However, our revenues may be subject to quarterly fluctuations depending on purchasing patterns, customer usage and other factors that are subject to general economic conditions and are difficult to predict. Generally, usage based on the number of customer minutes declines in July and August, but this is at least partially offset by an increase in international calls during those months, resulting in higher revenue per minute. Revenues that we receive in a particular quarter may not be indicative of future revenues to be received in any subsequent quarter.

Insurance

We believe that the Tele2 Group has sufficient insurance coverage, taking into account the nature and scope of our businesses. We purchase most of our insurance from Moderna Försäkringar, a subsidiary of Invik & Co. AB, which is one of our major shareholders and a related company. Up until April 1, 2004, Moderna Försäkringar insured the whole of the Tele2 Group, except for our Russian operations, which were insured by AIG. From April 2004, the insurance program with Moderna Försäkringar covers the whole Tele2 Group. In addition, the Tele2 Group has signed for cargo insurance with the If Group for all kinds of transportation between our premises, including transportation in owned and leased vehicles.

Property

We lease our premises, the most significant of which are located in Kista, Sweden. The premises, which cover approximately 11,000 square meters, are the subject of a package of leases that expire on different dates with respect to the different divisions, ranging from 2004 through 2008. We also lease small office premises in Stockholm from Kinnevik, a related party. We believe that the lease is on terms equivalent to those that would be determined on an arm’s-length basis. The lease is renewable annually. We also rent offices that we believe are suitable and adequate in each of the countries in which we operate. Through our subsidiary 3C, we own office space in Luxembourg.

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

Regulatory Overview

We are subject to certain licensing and other regulatory requirements in the countries in which we provide fixed-line or mobile telephony services. In our major markets, all of our current telephony services are now open to competition. However, we see a new potential in providing the fixed fee subscription in the fixed networks, a.k.a. Wholesale Line Rental, which was previously the domain of incumbent national providers, and which we expect will become open to competition in the near future. We generally must interconnect to a network operator (usually the formerly state-owned national public telecommunications operator) in each country in which we operate to provide access services for the origination and termination of public fixed-line and mobile telephony services and notify or obtain a license to provide public telecommunications services from the National Regulatory Authority (“NRA”).

We believe that we are in compliance with applicable telecommunications laws and regulations in our chosen markets.

European Union

Overview

All of the member states of the European Union (there are 25 members states since May 1, 2004, there were 15 member states before that date) must incorporate principles of European Union law into their respective domestic legal frameworks. As a matter of practice, several other countries, including Switzerland and Norway (non-members of the European Union), in which we operate have conformed or are conforming their regulatory frameworks to European Union requirements. As a result, the markets in which we operate have been significantly affected by regulation initiated by the European Union. As it develops, such European Union regulation, including future developments relating to the convergence of telecommunications, media and information technology, will continue to have a significant effect on these markets.

European Union “legislation” can take a number of forms. European Union regulations have general application and are binding in their entirety and directly applicable in all European Union member states. European Union directives are binding on the member states as to “the result to be achieved,” but national authorities may choose the form and method of implementation. Failure on the part of a member state to implement the directive completely or properly within the required period of time may lead to litigation against the defaulting member state before national courts. Thus, directives could have major effects in certain circumstances, in particular, if the respective provision concerned is unconditional and sufficiently precise, and confers rights on individuals that can be exercised against a member state.

European Union decisions are binding in their entirety upon the member state or party to which they are addressed. European Union recommendations and opinions are legal acts but, unlike regulations and directives, are not binding. European Union resolutions are political statements that have no legal character.

Liberalization and Harmonization of the Telecommunications Market

Over the past fifteen years, the EU Commission has introduced competition in the telecommunications markets through a series of liberalization directives that gradually abolished the monopoly rights of state-owned telecommunications operators. Public voice telephony services, already open to full competition in the United Kingdom, were opened in the majority of EU Member States on January 1, 1998. All restrictions on the provision of mobile and personal communications services, including restrictions on the use of facilities for mobile networks were required to be removed by November 15, 1996 (unless otherwise extended) in order to allow operators in the sector to make full use of their own and third parties’ infrastructure.

Between 1989 and 2001, the European Union also adopted a series of directives and recommendations regarding open and efficient access to, and use of, public telecommunications networks and services. These were intended to harmonize technical interfaces, usage conditions and provide mandatory minimum service standards for all fixed-line users.   The directive also created a general framework for tariffs throughout the European Union.  In addition, specific measures have been adopted in a number of areas including licensing and interconnection.  Operators designated by the national regulatory authorities (“NRAs”) in the telecommunications sector as having significant market power in the telecommunications market face additional obligations with respect to special network access, interconnection charging, accounting separation and cost accounting, publication and non-discrimination.

Electronic Commerce

On June 8, 2000, the European Parliament and the European Union Council of Ministers adopted the Directive (2000/31/EC) on certain legal aspects of information society services, in particular electronic commerce, in the Internal Market (“E-Commerce Directive”) relating to the legal aspects of information society services in the European Union. The purpose of the E-Commerce Directive is to ensure the free circulation of electronically provided services among European Union member states. The E-Commerce Directive had to be implemented within 18 months following its publication.

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

•                  A host service provider may not be held liable for information on its site, unless the provider is aware of the fact that providing the information is illegal and fails to restrict access to it; and

•                  Commercial communications such as advertising and direct marketing are subject to transparency requirements and other limitations to ensure consumer confidentiality and fair trade.

New EU Regulatory Framework

The telecommunications regulatory framework has recently been significantly revised. On March 7, 2002, the European Parliament and the Council of the European Union adopted the Directive (2002/21/EC) on a Common Regulatory Framework for electronic communications networks and services (“Framework Directive”), Directive (2002/19/EC) on access to, and interconnection of, electronic communications networks and associated facilities (“Access Directive”), Directive (2002/20/EC) on the authorization of electronic communications networks and services (“Authorization Directive”), and Directive (2002/22/EC) on universal service and users’ rights relating to electronic communications networks and services (“Universal Service Directive”). These directives superseded the prior directives. As of April 21, 2004 Belgium, France, Germany, Greece, Luxembourg and the Netherlands as well as some of the new member states still had not implemented the new legal framework and the old legislation was therefore still in place.  A new telecommunications data protection directive (Directive (2002/58/EC) concerning the processing of personal data and the protection of privacy in the electronic communications sector) was adopted on July 12, 2002.

The objective of the new regulatory regime is to replace the existing complex system of telecommunications regulations with a single system that can be applied to all types of electronic communications, including fixed-line telephony, mobile telephony, and internet-based communications.

The new regulatory framework:

•                  Sets out the rights, responsibilities, decision-making powers and procedures of the member states’ NRAs and the European Commission. This includes the NRAs’ obligation to submit to the Commission and the NRAs of other European Union member states in draft form the regulatory measures that they intend to take with respect to market definition and significant market power, and the Commission’s power to require NRAs to withdraw such drafts, if the Commission considers that they create a barrier to the single European market or are incompatible with law;

•                  Identifies specific policy objectives that NRAs must achieve in carrying out their responsibilities (namely, to promote an open and competitive European market for communications services, to promote the interests of European citizens and to consolidate the European Union’s internal market in a converging technological environment); and

•                  Provides that operators with significant market power in relevant communications markets will be subject to certain obligations as set out in the directives on universal service and access. The definition of significant market power, which a company may have individually or jointly with other companies, is based on the concept of dominance as developed in the case law of the European Court of Justice and the Court of First Instance of the European Communities.

The European Commission issued a recommendation on relevant product and services markets in February 2003. The recommendation identifies eighteen markets having characteristics which may justify the imposition of regulatory obligations relating to, for example, the cost-orientation of prices, transparency of information, non-discrimination between customers, accounting separation and mandated access to, and use of, network facilities. The Commission recommendation refers to, among other things:

•                  At the retail market level:

•                  Access to a fixed-location public telephone network for residential and non-residential customers;

•                  Publicly available local and/or national and international fixed location telephone services for residential and non-residential customers; and

•                  Minimum set of leased lines;

•                  At the wholesale market level:

•                  Call origination as well as call termination and transit in the fixed public telephone network;

•                  Unbundled access to the local loop;

•                  Broadband access; and

•                  Terminating and trunk segments of leased lines;

•                  Access and call origination on public mobile networks;

•                  Call termination on individual mobile networks; and

•                  The national market for international roaming on public mobile networks.

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

Currently many NRAs are working on constructing a market definition in line with the applicable conditions in their respective countries.  We expect these definitions to be well in line with the Commission’s recommendations.  Once the definition process is completed the NRA should conduct a market analysis to determine whether sufficient competition exists in the specific market.  If the result of the analysis is that there is insufficient competition then one operator with Significant Market Power (“SMP Operator”) will be designated. Where the NRA identifies an SMP Operator, it shall impose on such undertaking appropriate specific ex ante regulatory obligations.  This three-stage process is supposed to enable the refocusing of regulation onto areas with an already identified competition issue.

In certain fields that are currently subject to sector-specific regulation, the new regulatory framework may lead to some reduction of regulatory burdens as a result of greater flexibility of NRAs when choosing appropriate regulatory measures to address alleged market failure and the alignment of the notion of significant market power with the concept of dominance under general European Union competition rules. In particular, the new regulatory framework no longer allows for regulation of retail markets unless an NRA concludes that regulation on the level of wholesale markets is not sufficient to achieve the objectives of the directives. Whether any reduction of regulatory burdens will occur will largely depend on the manner in which the directives are implemented in member states and the concepts of the new framework are applied in practice.  We expect that the time frame between the date the new legal framework is implemented nationally until the decision on remedies to be imposed on operators with SMP to run between twelve and eighteen months.

The European Regulators Group (“ERG”), a body composed of NRA representatives, will influence the NRAs’ decisions and further determine the manner in which the directives will be implemented in the member states.  For example, the ERG is currently considering harmonization among NRAs in the area of wholesale broadband access.  The findings of the ERG, to be finalized in the second half of 2004, may place additional pressure on NRAs to adopt further regulation relating to bitstream access and products.

We expect that one result of the new framework will be an increase in co-operation among the EU Commission and the NRAs, with the EU Commission taking a leading role in deciding key regulatory issues such as market definition and market power analysis. We also believe that the new framework may lead to an increase in legal proceedings and uncertainty in the telecommunications market.

Competition Rules of the EC Treaty

The two main principles of European Union competition law that apply to private firms or “undertakings” are contained in Articles 81 and 82 of the EC Treaty (formerly Articles 85 and 86, respectively). Article 81 prohibits collusion, agreements, and concerted practices with an object or effect of the prevention, restriction or distortion of competition within the European common market. Article 82 prohibits abuse of a dominant market position within the common market or in a substantial part of it in so far as it may affect trade between member states.

These rules are enforced primarily by the Commission, in cooperation with the national competition authorities, and the national courts. The application of the general antitrust rules complements the regulatory framework described above. The obligations imposed by the regulatory regime on telecommunications operators, particularly incumbent carriers, are in some cases stricter than restrictions resulting from the application of Articles 81 and 82.

In September 1991, the European Community published general guidelines on the application of the competition rules in the telecommunications sector; these guidelines outline the European Community’s approach to common competition issues. On August 22, 1998, the European Commission published a notice on the application of the competition rules to access agreements in the telecommunications sector. The notice sets forth a series of rules designed to assist providers of telecommunications services with gaining access to existing networks in competition with current suppliers. Without establishing new principles, the notice sets forth the way in which the principles of current competition law implemented by the European Commission and the European Court of Justice could be applied to the problems relating to access in the context of the liberalization of the telecommunications sector.

Market area Nordic

Sweden

Regulatory Overview

In 1993, legislation was enacted to govern the telecommunications sector in Sweden. The regulatory framework was established principally by the Telecommunications Act and the Radio Communications Act. Regulation under both acts is carried out by the National Post and Telecom Agency (“NPTA”). The Telecommunications Act and the Radio Communications Act were succeeded by the Electronic Communications Act (the “Act”). The Act is in response to the new European Union legal framework that all EU member states were required to implement into national legislation as of July 25, 2003. See “ —New European Union Regulatory Framework.”

The Electronic Communications Act

The main objective of the Act is to provide the Swedish government with the means to manage and regulate electronic communications activities so that two telecommunications policy objectives can be met: providing the general public and the authorities with effective electronic communications at the lowest possible cost, and enabling all persons to use telephone services within a public network. The Act strives to achieve these policy goals by creating and promoting efficient competition within all areas of the electronic communications sector.

Under the Act, operators of certain electronic communications services in a public telecommunications network are required to notify the NPTA about their activities in that sector. In addition, a license is required in order to use radio transmitters and frequencies within a public communications network that provides mobile telecommunications services; A license under the Act may contain conditions that impose obligations on the operators to provide certain services and information.

There is no limit under the Act on the number of licenses that may be granted for radio transmitters, although the number of licenses for within a specific frequency range may be limited in order to secure an efficient usage of frequencies due to the scarcity of frequency spectrum.

The term of a license is of limited duration. Even if a license is limited for a certain time, its conditions may be granted for a shorter period and, upon expiry, must be renegotiated with the NPTA. New conditions may be substantially different. If stated in the license, conditions may also be altered before they expire.

A license may be revoked in whole or in part if the operator violates the terms of the Act or any conditions of the license. However, the operator must be notified and given an opportunity to cure the violation before any of the above measures are taken. The NPTA also may impose fines on licensees for failure to fulfil the conditions set forth in the license.

Tele2 Sweden has licenses under Act for its transmitters of radio signals in the GSM system and for its transmitters in its radio link network. The licenses terminate at regular intervals and are renewed through notice by Tele2 Sweden to the NPTA.

According to the regulations on transition from the Telecommunication Act and Radio Communications Act to the Electronic Communications Act (the “Transition Regulation”) the old obligations that operators had will be in force until new decisions have been issued or until the July 25, 2004, whichever comes first. The NPTA is currently in the process of its market analysis, designation of operators with significant market power and deciding remedies on these operators.

Mobile Telecommunications Licenses

GSM 900/1800 Licenses.  Under the previous regulatory structure, providers of mobile telecommunications services must be licensed under the Radio Communications Act and, must also be licensed under the Telecommunications Act. Under the new Act only one license is required. Tele2 Sweden and Tele2 AB received licenses under the Act, which succeeded the old licenses on March 31, 2004. Following our reorganization in 1998, Tele2 Sweden now holds our Swedish GSM 900 license. The GSM 1800 license is held directly by us. License obligations apply to the license holder. The conditions of the GSM 900 license were amended, on July 25, 2003. The principal conditions, which are valid until December 31, 2010, are as follows:

•                  Tele2 Sweden is required to cover all the roads in Sweden that were classified as European motorways as of December 31, 1990 and to cover all Swedish cities that had a population greater than 10,000 as of December 31, 1990. We believe that this condition has been fulfilled.

•                  When connecting to other operators’ networks, Tele2 Sweden is required to comply with existing and future technical standards and recommendations in Sweden and abroad.

The license is valid through 2010, and the conditions may, upon expiration, be reconsidered by the NPTA. Tele2 Sweden must pay, a yearly fee to the NPTA of 0.153% of Tele2 Sweden’s annual turnover for the business subject to the license. In addition to this an operator that has notified or been granted a license must pay a yearly fee of 0.087 % of the annual turnover for the business concerned in support of the Swedish overall defence.

Tele2 Sweden also provides mobile telephony services under a GSM 1800 license. The GSM 1800 license is valid through 2010 and contains conditions similar to those described above with respect to Tele2 Sweden’s GSM 900 license, including those with respect to payment of fees. These conditions also expire on December 31, 2010. See “—Mobile Telephony—Capacity Limitations” for a discussion of our frequency allocations.

UMTS Licenses

Tele2 assigned 50% of its UMTS license to TeliaSonera. A jointly owned company, Svenska UMTS-nät AB, now holds the license. The principal conditions, which unless otherwise noted are valid until March 31, 2006, are as follows:

•                  Svenska UMTS-nät AB is required to cover at least a population of 8,860,000 inhabitants in Sweden by the end of 2003. This condition has not been fulfilled. According to the Act a notification has been made from the NPTA to Svenska UMTS-nät AB requesting the company to fulfil this condition on December 1, 2004 at the latest. Should the coverage obligation not be fulfilled at that date, the NPTA may issue an order, which may be connected with a fine.

•                  30% of the population coverage should be based on own radio-infrastructure, i.e., in relation to other UMTS license holders. This means that you can only build a joint network with another license holder covering 70%, and the remaining network must be owned by you.

•                  Svenska UMTS-nät AB is required to launch a service as of January 1, 2002. We have fulfilled this condition, which has been confirmed by NPTA.

•                  When connecting to other operators’ networks, Svenska UMTS-nät AB is required to comply with existing and future technical standards and recommendations in Sweden and abroad.

•                  On a yearly basis, Svenska UMTS-nät AB must submit to the NPTA a list of shareholders owning more than 10% of the shares of Tele2 Sweden.

•                  Svenska UMTS-nät AB must perform services for the Swedish defence upon demand, in return for cost-based compensation.

•                  Svenska UMTS-nät AB must prepare its accounts in such a way that costs and revenues for the licensed service are separated from costs and revenues for other services. Accounts must be provided to the NPTA upon request. The NPTA has the right to audit Svenska UMTS-nät AB’s accounts and to review the method used in preparing such accounts.

•                  The license is valid through December 16, 2016, although the license conditions are valid for periods expiring before that date. Both the license and the conditions may, upon expiration, be reconsidered by the NPTA. Svenska UMTS-nät AB must pay, a yearly fee to the NPTA of 0.153% of Svenska UMTS-nät AB’s annual turnover for the business subject to the license. In addition to this an operator that has notified or been granted a license must pay a yearly fee of 0.087 % of the annual turnover for the business concerned in support of the Swedish overall defence.

License for Fixed Telephony

Under the Act no license is required for providing fixed telephony services. All relevant information on obligations for a service provider is now stated directly in the Act. However, according to the Transition

Regulation certain conditions will still be in force until new decisions have been issued under the Act. These conditions are as follows:

•                  Tele2 Sweden must prepare its accounts in such a way that costs and revenues for the licensed services are separated from costs and revenues for other services. Accounts must be provided to the NPTA upon request. The NPTA has the right to audit Tele2 Sweden’s accounts and to review the method used in preparing such accounts; and

•                  An obligation to be a part of the Swedish overall defence.

License for Leased Lines

Under the Act no license is required to provide leased lines. However, the Transition Regulation states that the obligation to be a part of the Swedish overall defence should remain.

•                  Tele2 Sweden must pay, for each of its telephony and leased line operations, a yearly fee to the NPTA of 0.153% of Tele2 Sweden’s annual turnover for the respective businesses subject to the licenses. In addition, an operator that has notified or been granted a license must pay a yearly fee of 0.087 % of the annual turnover for the business concerned in support of the Swedish overall defence.

Competition

The Swedish government follows a policy of unlimited competition in the telecommunications sector in Sweden. Entry into the telecommunications sector was never formally restricted in Sweden. Since, however, TeliaSonera was the only operator and there was no independent regulator, TeliaSonera had a de facto monopoly over the telecommunications market. The Swedish government decided to encourage competition through the introduction of a new competition law, new telecommunications legislation, and an independent telecommunications agency, the NPTA. See “—Mobile Telephony—Competition.”

Competition Law

On July 1, 1993, a new Competition Act entered into effect in Sweden. The Competition Act prohibits the abuse of a dominant position in a market and abusers are subject to a fine of up to 10% of annual turnover. The Competition Act also imposes fines on any supplier with a dominant position in a market that establishes excessive prices or unreasonable terms. The Competition Authority, the regulatory authority under the Competition Act, is empowered to issue injunctions and to enjoin a party to immediately discontinue practices that are not permitted under the Competition Act. The Competition Act is based on and generally conforms to European Community competition rules. The Competition Authority and the NPTA cooperate in order to facilitate investigations of monopolistic behaviour in the area of telecommunications services.

Tele2 Sweden has filed complaints with the Competition Authority relating to what it believes to be anti-competitive practices by TeliaSonera, including an abuse of dominance relating to the pricing policy in respect of ADSL services.

Interconnect Arrangements

In respect of interconnect agreements, the most critical issue is the interconnect rate that entitles a network operator to compensation for: (i) terminating a call in its network that has originated in another network; (ii) providing its customers with access to those services of another network that are invoiced by the other network; and (iii) transit of traffic between two networks.

Operators previously licensed to provide public telephony services or operators that have notified the NPTA of their intention to provide such services under the Telecommunications Act are under the Transition Regulation required to interconnect with other operators. The interconnect rates for fixed operators and mobile operators with a significant portion of the interconnection market must be cost-based. Operators of other telephony services are required to interconnect with other operators on market terms. The Transition Regulation states that these obligations will be succeeded by operator specific SMP-decisions under the Act. See “ —Sweden—The Electronic Communications Act.”

Mobile Telephony Interconnect Agreements

Interconnect rates that TeliaSonera charges Tele2 Sweden were revised as of July 14, 2000, effective as of March 1, 2001, and are based on whether Tele2 Sweden’s interconnection is for a local segment, single segment or a double segment, and on the basis of the time of day (peak or off-peak) at which a call is made. See “—Mobile Telephony—Infrastructure.” Under the Transition Regulation, TeliaSonera is obligated to provide interconnect services to operators even where there is no interconnect agreement between the parties.

On January 21, 2000, Tele2 Sweden asked the NPTA to decide what tariffs TeliaSonera should pay Tele2 Sweden for internationally originated calls, and calls transmitted via TeliaSonera’s network to Tele2 Sweden’s mobile network. On August 31, 2000, the NPTA ruled that Tele2 Sweden should be entitled to the same remuneration regardless of where the calls originated and, unless another agreement existed, payment should be made by the operator transmitting the calls. The Administrative Court of Appeal ruled in final in favour of Tele2.

Tele2 Sweden has entered into similar interconnect agreements with Vodafone, Colt Telecom AB, Banverket, Worldcom AB, Telenor Business Solution AB, Utfors Bredband AB, IP-Only Telecommunications AB, Direct2Internet AB, Ventelo Sverige AB, Song Networks AB and CallMedia Telecom CMT AB.

Fixed-line Telephony Interconnect Agreements

 The interconnect agreement between TeliaSonera and Tele2 Sweden expired on December 31, 2000, though the agreement continued to apply afterwards on an interim basis. For its fixed network, Tele2 Sweden also has interconnect agreements with, among others, Telia Mobile, Telenordia, Colt Telecom AB, Song Networks AB and Utfors Bredband AB.

Equal Access

A key feature of a competitive public telecommunications environment is equal access for customers to the services of all telecommunications operators. To comply with European Union legislation, Sweden introduced “00” as the international prefix to replace the previous “007” and “009” on September 11, 1999.

Also on September 11, 1999, Sweden introduced carrier preselection rules to allow consumers a choice in determining their default provider for domestic long-distance calls. A customer registered with Tele2 Sweden can make domestic long-distance calls through Tele2 Sweden using the same procedure for making a call through TeliaSonera. As of February 2002, the same rule applies for local calls.

Number Portability

On September 1, 2001, number portability between mobile networks was implemented in Sweden.

Pricing

The NPTA oversees pricing and tariff structures of the telecommunications service providers in Sweden. We are not currently subject to any controls over our pricing or tariff structures. However it is very likely that we will be designated as an SMP-operator on the pre-defined market of “voice call termination on individual mobile networks”. The remedies are not finally decided, but it is not unlikely that the NPTA will assess a cost-based interconnect price on our mobile operation. Such remedies can be appealed.

Our fixed-line telephony service pricing structure and long-term pricing strategy is, however, influenced by the price controls that the Swedish government has currently placed on TeliaSonera in accordance with the regulation of tariffs in a fixed network. TeliaSonera has according to themselves rebalanced its prices by lowering the price it charges for international calls and increasing its charges on local calls, leased lines and subscriptions.

Norway

Regulatory Overview

The telecommunications market in Norway was opened to free competition on January 1, 1998 under the Telecommunications Act of June 23, 1995, as revised April 30, 1999, and the Regulations on Public Telecommunications Networks and Public Telecommunications Services of December 5, 1997. The Electronic Communications Act (Ekomloven) of June 25, 2003 and the Electronic Communications Regulation of February 16, 2004 (Ekomforskriften) have replaced the old regulatory legal acts. However, the state-owned provider Telenor still controls a majority of the telecommunications infrastructure in Norway.

Regulatory Framework

Norway, although not a Member State of the European Union, is a member of the European Free Trade Agreement and the European Economic Area Agreement; thus, Norway’s regulatory framework must conform to the European Union model. Deregulation of the Norwegian telecommunications market has, to a large extent, been parallel to deregulation in the European Union, and European Union directives and implementing legislation in various European Union countries have served as points of reference for the development of the Norwegian regulatory regime.

The object of Ekomloven and Ekomforskriften is to implement the new regulatory framework of the European Union with the aim of enabling free and fair competition in the telecommunications sector. The laws define concepts in conformity with the respective European Union directives and provide a framework for the subjects to be covered by governmental regulations. They may grant administrative remedies against monopolistic measures such as, for example, charging unreasonable fees or setting unreasonable technical conditions for access by a dominant network operator.

The Norwegian Post and Telecommunications Authority (“PT”) ensures that the interconnect rates from Telenor are cost oriented. The method used to set cost oriented prices are presently, in the fixed network, fully distributed costs (FDC) based on historic costs. Since August 2000, there has been no significant changes in interconnect rates in the fixed network.  NetCom and Telenor have agreed to reduce their mobile termination charges to NOK 0.91 and NOK 0.63 from January 31, 2004, after pressure from PT.

All ex ante regulations imposed under the Act from 1995 will be upheld until PT has analysed the markets defined by the European Commission, and decided which remedies shall be imposed on the SMP firms in each of the markets. It is expected that the first decision on remedies under Ekomloven/Ekomforskriften will be issued at the end of 2004.

Tele2 Norway’s Licenses

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

Denmark

Regulatory Overview

In Denmark, the Telecommunications Act of June 1997 provided the basis for the liberalization of the telecommunication market in Denmark. However, in the access network market, Tele Danmark (“TDC”), the incumbent and the former public telecommunications operator, still retains a dominant position.

Regulatory Framework

In 1998, the Danish Telecommunications Act amended the previous law, extending obligations to all telecommunications operators. The new operators were granted new rights, including carrier preselection and number portability from fixed to fixed in 1999, which, together with the unbundling of the local loop and service provisions in 1998, helped liberalize the telecommunications market in Denmark. On July 1, 2001, number portability from mobile to mobile was introduced. Number portability between fixed and mobile was postponed to the end of 2005 due to technical and billing issues and a lack of international standards.

The legal framework governing telecommunications has been established by the “Act of Competition and Consumer Regulation in the Telecommunication Market” of May 31, 2000. The law represents a general revision and includes conditions regulating a decrease in interconnect prices in Denmark by using the long run average incremental cost (“LRAIC”) model in order to further liberalize the telecommunications market. An LRAIC Bottom Up working group was established by several operators, including Tele2 A/S, Telia A/S and Orange A/S; and a Bottom Up Model was delivered on November 1, 2001. The incumbent operator delivered its Top Down Model as well on November 1, 2001. The new interconnect prices based on LRAIC were in force on January 1, 2003. The above mentioned law is based upon the “Agreement in principle concerning perspectives of the telecommunication policy in Denmark” of September 1999. The agreement is between political parties whose objectives include offering Internet access to all consumers in Denmark and creating virtual network operator access for new mobile operators.

The new EU regulatory package was implemented in Denmark on July 25, 2003. Analysis concerning the markets is ongoing and will result in two hearing processes before the NRA makes decisions on each relevant market. The decisions are expected in October 2004.

The National Competition Authority in Denmark regulates competition issues generally, including those in the telecommunications market. IT- og Telestyrelsen, the National Telecom Agency in Denmark, administers specific telecommunication regulation by, for example, granting licenses and supervising compliance with regulation. The Ministry of Telecommunications has the authority to implement applicable laws by issuing “executive orders” with the force of law.

Tele2 A/S’s Licenses

Under Danish law, only mobile telecommunications operators need a license for radio frequencies. Licenses are not required for mobile virtual net operators (“MVNOs”), or operators on the fixed network, such as Internet or telephony service providers. Tele2 A/S currently provides mobile telephony as a MVNO, fixed telephony, ADSL and Internet services, and, accordingly, does not have a license.

Finland

Regulatory Overview

Finland has always had a multi-operator telecommunications market. Until 1994 Finland had regional fixed local monopolies, each of them having an exclusive licence for that particular area. In 1994 national and international telephony was liberalized. The Telecommunications Market Act of 1997 took further the liberalization of telecommunications market in Finland. The Act of 1997 was replaced with new Communications Market Act (“Act”), which came into force in two phases. The Act contains general framework provisions, while more detailed Decrees and Regulations are given under the Act by the Ministry of Transport and Telecommunications and the Finnish Communications Regulatory Authority (FICORA).

Regulatory Framework

The first phase of the Act came into force in June 2002. It contained essential elements of convergence, including the policy of technology neutrality. Networks built for traditional telecommunications, cable television and terrestrial television can be used for any service. The second phase came into force in July 2003. It implemented the European Community Directives on electronic communications. Most liabilities and obligations are applicable only to the telecommunication operators having significant market power (SMP). FICORA defines at regular intervals the relevant markets in order to establish the competitive situation and imposes obligations in cooperation with the European Commission and the regulatory authorities of other member states. The said obligations may include an obligation to relinquish access rights to mobile subscription capacity or some other smart card capacity that could be used to provide content services.

The Act introduced number portability from mobile to mobile. FICORA recently issued a Regulation on telephone number portability that remains in force until March 2009. The main changes include portability of nationwide corporate and service numbers, portability of reach ability, universal access and special service numbers by March 31, 2005, and establishment of direct routing of calls by March 31, 2006.

Third generation mobile services can be provided through GSM mobile networks. Pursuant to the new Act, a network operator with significant market power and with a licence for a GSM mobile network has an obligation to negotiate on roaming with network operators that have a licence for a third generation mobile network. If the operators fail to agree on the conditions of the roaming, FICORA can decide on the conditions. In April 2004, the Government amended the conditions of UMTS licences and allowed licensees to construct a part of the networks together. Each licensee’s own network must provide 35 % of the population coverage. Further proposals on commercial opening of networks and coverage requirement are expected before the end of 2004.

As a part of its broadband strategy, in April 2004 the Government submitted to the Parliament a proposal to amend the Act. The aim is to reduce the prices of broadband connections by allowing FICORA to set the maximum prices for subscriber access and to lower the prices of calls from fixed lines to mobile phones. A new Act on Privacy in Electronic Communications is also currently being handled in the Parliament. It will implement the corresponding EU Directive and deal with the rights and obligations of telecommunication operators relating to, for instance, identification data, location data and unsolicited e-mail advertising.

The Finnish Competition Authority has a general authority over competition issues, including the telecommunications sector. According to the Act, FICORA is the general administrative and supervisory authority in the electronic communication sector excluding licensing, which is handled by the Ministry of Transport and Communications.

Tele 2 Licences in Finland

Under Finnish legislation a licence is required only if an operator provides mobile telecommunications services or services in a digital terrestrial mass communications network using radio frequencies. Tele2 has an UMTS license in Finland. In addition to internet, long-distance and international telecommunications services in fixed networks, Tele2 currently provides mobile telecommunications services in Finland as a Mobile Virtual Network Operator using Oy Radiolinja Ab’s GSM network.

A telecommunications operator is obliged to submit a written telecommunications notification to the FICORA. All operators had to submit a telecommunications notification in accordance with the new Act by September 25, 2003. Tele2 has submitted such notification. The notification does not create independent rights or obligations supplementary to the Act.

Market area Eastern Europe & Russia

Estonia

Regulatory Overview

The telecommunications sector in Estonia is regulated by the Telecommunications Act (the “Act”), which was passed on February 9, 2000 by the Parliament of Estonia and entered into force on March 19, 2000.  Since then numerous amendments have been made to the Act, inter alia, in respect to UMTS licences, number portability, and interconnection tariffs. In August 2003, a preparation of a new electronic communication act (the “New Act”) was initiated by the ministry. Tele2 and other mobile and fixed operators had a chance to participate actively in the preparation process of the New Act through a separate working group set up by the Association of the Telecommunications and Information Technology Companies. At the moment, the draft of the New Act is under discussion and review by the Government. It is expected that the New Act will be effective by September 2004.

Regulatory Framework

In the telecommunications sector the regulatory agency is the Estonian National Communications Board (“NRA”), which acts under the Authority of the Estonian Ministry of Economic Affairs and

Communications. NRA represents the state, and reports directly to the Secretary of the Economic Affairs and Communications, who coordinates and supervises NRA’s activities.

Tele2’s experiences with the NRA suggest that they are not acting in a consistent way when imposing obligations on operators, e.g. although Tele2 is not an operator with SMP in interconnect or any other market, the NRA has requested Tele2 to reduce its interconnect tariffs. Even though the NRA has stated that the termination prices of other mobile operators also are too high, Tele2 was the only operator to get such a request.

The Carrier Pre select (“CPS”) model in Estonia is implemented in a way that prejudices alternative operators ability to compete. Due to the reluctance by the incumbent operator, Elion, to consider Tele2’s preferred CPS implementation model, Tele2 is now having discussions with the NRA regarding the CPS implementation model, with the objective to have a model that would increase competition. Furthermore, Tele2 argues that CPS should also be possible in analogue networks, which means 25% of the incumbent’s customer base. Today it is not possible due to calling line identification (“CLI”), or A-number forwarding, problems.

The regulation in respect to the Long Run Average Incremental Cost (“LRAIC”) cost model is effective as of December 2003, but has not been put into practice yet, which will have an effect on interconnect tariffs. At the moment another issue among mobile operators is number portability in mobile networks, which is expected to be put into effect not later than January 1, 2005.

Tele2’s license

According to the Act, a license is required for the operation of a public telecommunications network if the operation is based on either use of radio frequency bands from the national radio frequency allocation plan, or use of number ranges from the national numbering plan. A license is also required if a telecommunications network is interconnected to a public telecommunications network. The NRA granted a GSM 900/1800 standard license to Tele2 on November 24, 2000 for a period of 10 years with the right to operate a public mobile telephony network, transmission network, and access network.

On August 5, 2004 Tele2 was granted a UMTS license for a period of 10 years with the following obligations: to start operating the 3G mobile network covering at least 30% of the population of Estonia on the seventh year after issuance of the License at the latest and to guarantee the data transmission speed of at least 144 kbit/sec in urban areas and 64 kbit/sec in rural areas.

Lithuania

Regulatory Overview

The April 15, 2004 edition of the Law on Electronic Communications (effective May 1, 2004) is the main statutory instrument regulating the telecommunication sector. The main purpose of the Law on Electronic Communications is to implement the new 2002 European Regulatory Framework.

Regulatory Framework

The implementation of the law will depend on the Communications Regulatory Authority’s (“CRA”) competencies, as the regulation gives a broad mandate to the CRA in applying the law.

Currently, obligations under the old Law on Telecommunications are applied only to Lietuvos Telekomas as a SMP operator in the fixed telephony and leased line markets. According to the decisions of the CRA the following obligations are imposed: transparency, non-discrimination, costs accounting and separation, price control (costs oriented prices), and access (including the obligations to publish reference interconnection offer and access to the Local Loop Unbundling (LLU) offer, Carrier Select (CS) and Carrier Pre-select (“CPS”).

These obligations must be followed until a new separate decision under the Law of Electronic Communication is decided by the CRA.

According to the old Law on Telecommunications (effective until April 30, 2004) the starting date for mobile number portability in Lithuania was January 1, 2004.  Currently number portability based on ‘call-forward’, with some further improvements and developments, is fully implemented.  According to secondary legislation adopted by the CRA, number portability with central databases should be implemented by January 1, 2005. Nevertheless, for full implementation certain actions by the CRA and the operators are still needed. Implementation of CPS occurred on January 1, 2004. According to the above-mentioned rules, Lietuvos Telekomas is obliged to provide local, long-distance and international calls in case a subscriber is calling using the CS or CPS method.

Interconnection

According to the CRA order, adopted on November 20, 2003, price caps for the following interconnection services, provided by Lietuvos Telekomas have been established:

•                  Call set up fee;

•                  National termination and origination (peak and off-peak);

•                 Local termination and origination (peak and off-peak). In April 2004 the CRA started public consultation about using the long run average incremental cost (“LRAIC”) model in order to decrease Lietuvos Telekomas’ interconnect prices.

UAB Tele2’s licenses

UAB Tele2’s DCS-1800 license No. 188/98 and GSM-900 license No.195/200 were granted on August 23, 1998, and December 29, 2000, respectively.

Latvia

Regulatory Overview

The main legislation governing the telecommunications sector in Latvia as of April 15, 2004 is the new Electronic Communications law. The object of the above law is to implement the new EU regulatory framework in Latvia. This law has been adopted by the Government and is now subject to the Parliament’s approval.  Secondary legislation acts have to be adopted by the Government within 6 months.

Regulatory Framework

In 2001, the Law on Telecommunications amended the previous law changing the regulatory environment. Since 2002, the regulatory authority in Latvia is the Public Utilities Commission, which, according to the new law, overtook the regulation function in the telecommunications sector from the Ministry of Transport. The Ministry of Transport has authority to promulgate Regulations of the Cabinet of Ministers concerning telecommunications matters. In addition, the Council of Competition has jurisdiction over general matters of unfair competition and abuse of a dominant position in the market.  The Public Utilities Commission administers the law by granting general authorizations and overseeing compliance with regulations. The Public Utilities Commission will review the quality of services and monitor interconnection agreements in order to provide fair, transparent and non-discriminatory rules.

The Public Utilities Commission has imposed obligations on the fixed incumbent operator to provide carrier selection and carrier preselection services. Due to a transition period included in the incumbent’s license, this change will however not be implemented before the second half of 2006. According to the decision of Public Utilities Commission the number portability has to be implemented not later than by December 1, 2005.

Interconnection

Public Utilities Commission provides that a telecommunications service provider having a dominant position in a particular market must provide interconnection to other telecommunications service providers on a non-discriminatory basis and in accordance with a transparent and cost–based pricing policy. The regulator has recognized both mobile operators and fixed incumbent operator as having SMP in the interconnection market. Only the fixed incumbent operator has been recognized as having SMP in the retail market.

The interconnection cost calculation model was approved by the Public Utilities Commission. The incumbent operator (Lattlekom) and mobile operators have been recognized as having significant market power in the interconnection market and are obliged to provide interconnections services to other telecommunications operators and service providers on a non-discriminatory basis and in accordance with a transparent policy. Interconnection tariffs are not yet regulated according to the Regulator’s decision, and cost oriented tariffs are likely to come into effect in the second half of 2004. If the parties involved cannot agree on the terms of interconnect, the Public Utilities Commission may intervene and make a decision. Decisions of the Public Utilities Commission may be appealed in court.

SIA Tele2’s Licenses

Under the Law on Telecommunications, licenses are required if limited national resources, i.e., radio frequencies or numbering, will be used. Only general authorization is required for telecommunication providers if they do not use limited national resources. SIA Tele2’s current mobile telephony (GSM 900/1800 standard) license was granted in October 2000 for a five-year period.

In October 2002 SIA Tele2 was granted a UMTS license for a 10-year period. The license terms request that operation of the UMTS network should be started not later than January 1, 2005.

SIA Tele2 subsidiary SIA “Tele2 Telecom” was granted a fixed telephony license on March 26, 2003 for a five-year period.

According to the Electronic Communications law, all licenses shall be reregistered by the Public Utilities Commission as general authorizations within 6 months.

Russia

Regulatory Overview

The new Russian Federation (“RF”) Law On Communications (“New Law”) came into force in January 2004.  According to the Government plan, in the first half of 2004, 35 by-laws (complementing the New Law to make it valid) were to be developed.  The by-laws were developed, but due to the results of the Presidential elections, and in compliance with the Constitution, the old government was dissolved, and a new Government was established.

Within the new government a “Ministry of Transport and Communications” was formed.  Legitimacy of the former Ministry was terminated on March 9, 2004, and there started the process of the former government breaking up.  Telecommunications regulations from the new “Ministry of Transport and Communications” were not prepared and the “State Radio Frequency Committee,” which was created under the New Law as an interdepartmental collective body possessing full power in the area of frequency regulation, was dissolved.

Due to the above circumstances, practically all telecommunications regulatory activities in the country were paralyzed. Major initiatives of the former Ministry were blocked including: issuance of permissions by the State Radio Frequency Committee, licensing activities, issuance of permissions to import equipment, frequency assignments, issuance of numbering capacity, etc.

Under the pressure of public opinion and the dire circumstances, on May 20, 2004 the President signed a Decree restructuring of the Ministry of Transport and Communications and establishing a new entity - the Ministry of Information Technologies and Communications.  We expect that this decision will facilitate the return of telecommunications regulation to normal activities.  However, as a result of the events that occurred, at least three to four months will be required to restore normal activities of the Ministry and other telecommunications structures.  We also expect the State Radio Frequency Committee, which will comprise the new Ministry and departments to be formed, to be re-established around October or November of 2004.

Interconnection

The New Law and its relevant by-laws determine the terms and requirements of interconnection to telecommunications networks, and their interaction with a public switched telephone network (“PSTN”) network. The major principles are as follows:

•                  Not discriminating in access to the telecommunications market;

•                  Under similar conditions – applying equal terms for interconnection of telecommunications networks and traffic transfer to telecommunications operators rendering similar services;

•                  Disseminating information on interconnection terms;

•                  Preventing PSTN operators from refusing to conclude interconnect agreement when there are no contradictions with the license or other normative and legal acts.

Tele2’s licenses

All of the telecommunications activities in Russia are subject to licensing unless a network is used for internal production and technology, or for state control, defense or security. The licenses are granted by and registered with the Ministry of Information Technologies and Communications. Legal entities or persons can hold licenses for different types of telecommunications activities. A license is issued for a period of 3 to 25 years. A license is issued based on the results of the application. In the event that radio-frequency spectrum limits the possible number of telecommunications operators on a given territory, or there is a limited numbering capacity, the licenses are supposed to be issued on a tender basis (auctions, contests, etc.).

A license validity period can be extended for the same period for which it was initially issued.

Currently, Tele2 Russia has 12 AMPS licenses, 1 CDMA license, 12 GSM-1800 licenses, 3-E-GSM licenses, 1 GSM-900 license, three licenses for local telephony, a data transmission license for 17 regions, a telematic service license for 17 regions and 4 licenses for channel leasing. The terms of the GSM-1800 and GSM-900 licenses (identical for all twelve Russia’s operations) can be summarized as follows:

•                  Licenses are valid for 10 years,

•                  Licensee are provided 1.5 years to put the mobile system into commercial operation, which can be extended for additional 6 months,

•                  Interconnection is at a local level and at an intercity (long-distance) level,

•                  Licenses cannot be transferred,

•                  Licensees must make payments on a monthly basis to the account of the Ministry of Information Technologies and Communications at a rate of 0.3% of the revenues generated from providing communication services, and

•                  Licensees shall facilitate a gradual switching-over of the customer base from the AMPS network to the GSM network no later than by 2010.

Poland

Regulatory Overview

The Telecommunications Act of May 2000 (the “Act”), amended in April 2003, currently governs the telecommunications sector in Poland. Its stated purposes are:

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

Regulatory Framework

According to the Act, the market has been gradually deregulated. Following an earlier opening of the local market for switched telephony competitors as well as the data transmission market, the domestic long-distance market was opened in 2002. Pursuant to the Act, until December 31, 2002, the provision of international telecommunications services was within the exclusive competence of Telekomunikacja Polska SA, the former public telecommunications operator.  After this date provision of all types of telecommunication services have required only a telecommunication permit or a written notification to the National Regulatory Authority (NRA).

Interconnection

According to the Act every company determined by a decision of the NRA as a Dominant Market Player must satisfy a number of conditions regarding access to its network for other operators. These conditions are as follows:

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

As a result Tele2 Polska sp. z o.o. has a right to demand access to the incumbent’s network.

Tele2’s licenses

Our subsidiaries in Poland, In2Loop Polska sp. z o.o. and Tele2 Polska sp. z o.o., operate based on the following licenses/permissions:

In2 Loop Polska sp. z o.o.

•                  License for data transmission based services, which In2Loop Polska sp. z o.o. was granted under the previous Telecommunications Law by the Ministry of Communications.

•                  Radio permissions.

Tele2 Polska sp. z o.o.

•                  The right to provide data transmission based services, including Internet access services as well as local telephony (within limited administrative units) based on appropriate notifications.

•                  A telecommunications permit allowing provision of all types of phone services including phone services through “call-by-call” and carrier pre selection;

Czech Republic

Regulatory Overview

In the Czech Republic the liberalization process began in 2000 and is continuing. The Telecommunications Act of 2000, effective July 2000, formally provided for the complete liberalization of the telecommunications market in the Czech Republic in compliance with European Union directives to enable fair and free competition in the telecommunications market.

Regulatory Framework

The Telecommunications Act includes conditions and obligations for all telecommunications operators. The new operators were granted new rights, including the introduction of carrier selection in the second half of 2002 and number portability and preselection at the end of 2002.

Interconnection

Network operators with significant market power are obligated by the Telecommunications Act to conclude interconnection agreements with other telecommunications service providers. Currently, Cesky Telecom is the only telecommunications operator labeled as having significant market power. Copies of interconnection agreements must be deposited with the Cesky Telekomunikacni Urad, or CTU.

Price regulations

Tariffs are regulated by the CTU. Recently the CTU issued two regulations relating to reductions in interconnect tariffs. Because of the new regulation requiring the LRAIC model for calculations of interconnection prices, a further decrease of interconnection prices is expected.

Official Authorities

The Office For Protection of Economic Competition in the Czech Republic regulates competition issues generally, including those in the telecommunications market. CTU administers laws concerning telecommunications by granting licenses and overseeing the compliance with the regulations. It issues decisions to regulate prices, numbering plans, and frequency band plan. The Ministry of Informatics has the authority to implement laws by issuing “departmental orders” with the same force as laws.

Tele2’s Licenses

Under Czech Law, all telecommunications operators need a license for operating and providing public telephony service via public fixed telecommunication network, mobile telecommunication network, and radio frequencies. Licenses are not required for Internet providers. Tele2 currently provides Internet access via fixed wireless access at 3.5 GHz. Tele2 received the frequency allocation for 3.5 GHz at the end of 1999 and, in accordance with then valid law, did not obtain a license. Tele2 obtained a telephony license in July 2001.

Hungary

Regulatory Overview

In order to further improve the electronic communications infrastructure of the information society, provide consumers with reliable and safe electronic communications services of proper quality at the lowest possible prices, promote efficient competition in the electronic communications market regardless of the technology applied, and to comply with the legislation of the European Community, the Hungarian Parliament enacted the Act of 2003 on electronic communications (“ECA”), which became effective on January 1, 2004.

Regulatory Framework

The ECA is the most important act on electronic communications: it lays down the tasks and authorities of the Government, the Minister for Informatics and Communications, the National Communication Authority (“NCA”), and the Board of the National Communications Authority, Hungary (“NCA Board”). The decisions of the NCA Board are binding to the concerned parties. The cooperation with other authorities (Office of Economical Competition and the Consumer Protection Authority) in matters affecting competition and consumers in the electronic communications market is also regulated. The ECA lays special emphasis on the principles of non-discrimination, equal treatment, transparency, cost-orientation and separation in the accountancy. Based on the authorization of the ECA, the Government, the Minister of informatics and communications and the other concerned Ministers listed in the ECA, shall stipulate by decree (“secondary legislation”) several items. One of the most relevant of these decrees is the government decree on reference offers, network agreements and detailed rules of the related procedures (Government Decree 277/2003 (XII.24.) hereinafter: “Government Decree”). Pursuant to the ECA, liabilities and obligations of telecommunication operators are applicable only to companies having significant market power (SMP). Carrier selection and carrier pre-selection is effective since December 23, 2001, based on the Government Decree 250/2001 (XII.23.), which was framed upon the authorization of the previous act on communication (Act XL of 2001.).  This government decree was replaced by a new government decree (73/2004 (IV.15.), effective from April 24, 2004)) on carrier selection applicable in cases of access to the electronic communications service. Fixed telephony and mobile radio-telephone operators are obliged to offer number portability to end-users, according to the government decree 46/2004 (III. 18.), effective from May 1, 2004.

Licensing

In Hungary any domestic or foreign individual, legal entities or their organizations without legal entity can provide electronic communications service, as far as they fit the requirements set in the ECA and in the relevant secondary legislation. The provision of service itself can be initiated after giving a notification to the NCA with all the required data. Beside the notification –which is necessary for the official records enumerated in the ECA, kept by the NCA- no license is required; but in special cases, fulfilling of other conditions are needed for providing telecommunications services.

Interconnection

The ECA also acts as the framework law for interconnection, as far as it regulates the duties of service providers concerning interconnection, and determines the authority of the NCA Board in cases of legal dispute about interconnection.

According to the provisions of the ECA, every telecommunication service provider with SMP, which offers its services for the public in Hungary, is obligated to enter into negotiations with other service providers and operators based on its reference interconnection offer approved by the NCA Board. Refusing the conclusion of the interconnection contract can only be based on well established objective criteria listed in the ECA; the legal disputes arising can be solved in several ways mentioned in the ECA.

Tele2-s License

Our subsidiary in Hungary (Tele2 Hungary Kft.) operates based on the following licenses registered by the Central Department for Applications and Permissions of the National Communications Authority’s Office, Budapest Bureau, permitting the activities of Tele2 Hungary as follows:

•                  Provision of local public telephone services;

•                  Provision of domestic public telephone services;

•                  Provision of international public long-distance telephone services; and

•                  Provision of Internet access (dial up, broadband) services.

The NCA allocated the National Interconnect Signal Point Code (NISPC) (CCITT No. 7) to Tele2 on February 17, 2004 and the International Signal Point Code (ISPC) (CCITT No. 7) on March 30.

The Central Department mentioned above allocated for Tele2 the use of the carrier pre-selection prefix “1502” on April 1, 2004.

Market area Central Europe

Germany

Regulatory Overview

The regulatory framework of the telecommunications sector in Germany was formerly defined by the Telecommunications Act (Telekommunikationsgesetz) (“TKG”), which entered into force on August 1, 1996.  Due to the European Union reform package of 2002, the regulatory framework set out in the TKG has to be brought in line with the substantially revised European standards. At the time of writing this report, both Houses of the German Parliament had approved the draft legislation for a revised TKG, which is expected to enter into force on July 1, 2004 (“draft TKG of 2004”).

Regulatory Framework

In passing the TKG, Germany created the basis for market access by qualified entrants such as Tele2. The principal objectives of the TKG are to promote competition in the telecommunications sector through regulatory measures, to guarantee appropriate and adequate telephony services throughout Germany, and to provide for the regulation of frequencies. The TKG is intended to achieve these objectives principally by requiring licenses for the conduct of certain telecommunications activities, allocating frequencies, securing universal service and subjecting enterprises having dominant positions in particular telecommunications markets (so-called “market-dominant providers”) to a special regulatory framework.

Since January 1, 1998 regulatory functions under the TKG have been carried out by a new supervisory body, the Regulatory Authority for Telecommunications and Post (Regulierungsbehörde für Telekommunikation und Post) (the “Regulatory Authority”). The Regulatory Authority has various powers under the TKG, including the authority to grant and revoke licenses, assign and supervise frequencies, impose universal service obligations, control network access and interconnection, and approve or review the tariffs and tariff-related general business terms and conditions of market-dominant providers. According to the draft TKG of 2004, specific regulatory obligations shall only be imposed where the Regulatory Authority concludes that the relevant market is not effectively competitive. However, until these determinations with regard to effective competition are made, the obligations under the TKG of 1996 will remain in force if a market dominant position had been determined in regulatory findings under the TKG of 1996. It is expected that by way of these transitional measures the obligations under the TKG of 1996 will de facto remain effective until the end of 2004.

Licenses

The TKG establishes licensing requirements for provision of voice telephony services to the public and for operation of transmission lines that cross property boundaries and are used to provide public telecommunications services. Generally, the number of licenses is not limited, and each applicant satisfying basic qualification requirements is entitled to receive a license. In applying for a license, an applicant is entitled to specify the geographic scope and the type of activity subject to license. Conditions and obligations may at any time be attached to a license to promote the achievement of the objectives of the TKG. Due to the new Authorisation Directive 2002/20/EC of March 7, 2002, which is applicable since July 25, 2003, the Regulatory Authority abandoned most of the current license requirements. Under the draft TKG of 2004, no licenses are required for the provision of telecommunications services.

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

The tariffs of a market-dominant provider, such as Deutsche Telekom in the areas of public voice telephony service, the operation of transmission lines for telecommunications services to the public, and access and interconnection services require prior regulatory approval. In 2001, Deutsche Telekom sought declaratory orders from the Regulatory Authority confirming that it does not have a market-dominant position in certain delimited geographical and product markets for voice telephony. The Regulatory Authority rejected this attempt in principle, but accepted that traffic for termination in certain foreign states must be considered a distinct product market. As a consequence, rate regulation was abandoned regarding traffic to be terminated abroad, e.g. in Turkey.  It is possible that Deutsche Telekom will succeed before the administrative courts in defining smaller markets and thus avoiding rate regulation. Under the draft TKG of 2004, tariffs on the retail markets are only subject to prior regulatory approval if regulatory obligations on the wholesale markets prove not to be efficient. However, rate regulation under the TKG of 1996 will apply until the Regulatory Authority has carried out an analysis on the retail markets.

Special Network Access and Interconnection

The TKG imposes specific obligations concerning access to networks and interconnection. The Network Access Ordinance (Netzzugangsverordnung) provides details concerning these obligations and specifies the manner in which special network access (including interconnection) is to be effected. This regime is subject to significant changes under the draft TGK of 2004; in particular obligations concerning access to networks shall in the future be dependent on market analysis and on stricter requirements regarding the necessity of the specific network access that is demanded.

Under the TKG, every operator of a public telecommunications network, irrespective of the operator’s market position, is obligated upon request to offer to other network operators interconnection to its networks. If the respective parties cannot reach an agreement on interconnection, the Regulatory Authority will order the interconnection on other terms.

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

The Regulatory Authority publishes the terms and conditions for interconnect agreements if the terms and conditions are expected to be included in a number of agreements. These terms and conditions will then constitute a “basic offer” that must be included in the general business terms and conditions of a market-dominant provider.

Market-dominant providers are obligated to unbundle their service offerings to the extent demanded by their competitors in a public telecommunications market unless the market-dominant provider can demonstrate that unbundling is not objectively justified in the particular circumstances. Consequently, Deutsche Telekom has to grant access to its fixed local loop and parts thereof, including customer access lines. In April 2001, the Federal Administrative Court affirmed obligations on unbundling access in the local loop as imposed on Deutsche Telekom by the Regulatory Authority.

In October 2001, the Regulatory Authority established a new interconnect tariff regime for the period beginning January 1, 2002. Under the new regime operators are charged on the basis of the network elements used (element-based-charging), thus replacing the former regime of distance-based charging. As a corollary to the new element-based charging, the relevant network for interconnect agreements with Deutsche Telekom has changed to a two-tiered-system with 475 local switch-areas and 23 transit switch-areas. Preliminary injunctions applied for by Deutsche Telekom against both the new interconnect tariffs and its relevant network structure were rejected in all instances. Procedures on the merits are still pending before the administrative courts. In its decision of November 28, 2003, the Regulatory Authority ordered interconnection tariffs for voice telephony reduced until May 31, 2006; compared to the previous level, the interconnection rates were thereby reduced on average by 9.5%.

At present, interconnection between Deutsche Telekom and Tele2 is carried out on the basis of orders by the Regulatory Authority dated January 30, and February 21, 2003. These decisions, taken within a dispute settlement procedure, follow the new interconnect structure and the element-based charging system. As the Regulatory Authority ordered a number of changes to Deutsche Telekom’s standard offer for interconnection, Deutsche Telekom brought legal action against the order dated January 30, 2003 but later withdrew its action. The interconnection orders will, as such, not be affected by the entry into force of the draft TKG of 2004. It cannot be excluded, however, that Deutsche Telekom will seek an amendment to this order due to the changes in the legal framework.

Based on a statutory amendment to the TKG dated October 21, 2002, Deutsche Telekom is explicitly obliged to allow call-by-call and pre-selection for local calls since April 25, 2003 and July 9, 2003 respectively. The statutory amendment on carrier selection provides that different pre-selected choices may be made for national and local calls. On the level of interconnection, the Regulatory Authority requires interconnection at all 475 local switch areas in order for a competitor to be entitled to a nationwide offer of call-by-call and pre-selection. There are pending lawsuits as to whether this regulatory requirement conforms to EU directives. As judicial clarification is not expected in the foreseeable future, Tele2 extended its network to 475 points of interconnection with Deutsche Telekom. On this basis Tele2 is capable to offer local calls nationwide. At the same time the extension to 475 points of interconnection optimizes its average level of interconnect tariffs. In general the lowest interconnection tariffs will apply with a network configuration of 475 points of interconnect. Carrier selection for local calls was burdened by a surcharge of EUR 0.004 per minute on the call origination rate between April 25 and September 23, 2003. Tele2’s lawsuit against this surcharge is still pending on the merits. According to the draft TKG of 2004, the current legal stipulation on a surcharge for local call origination shall be abandoned.

By orders of 2001, the Regulatory Authority ordered Deutsche Telekom to offer a wholesale product for its services as access provider, in particular ISDN and analogue services as well as T-DSL lines. After unsuccessful negotiations between Tele2 and Deutsche Telekom, the Regulatory Authority on July 18 and August 15, 2003 ordered Deutsche Telekom to submit an offer for wholesale line rental that allows pre-selection to Tele2’s network. In this regard, however, the draft TKG of 2004 provides that regulatory obligations for such “unbundled” wholesale line rental may not be imposed before June 30, 2008. It seems questionable whether this stipulation conforms to EU law.

Tele2’s Licenses

We hold both a Class 3 license for the operation of transmission lines and a Class 4 license for the provision of voice telephony services in Germany. The licenses are not subject to any special restrictions or material license conditions and will remain in force under the draft TKG of 2004 (see above Licenses).

The Netherlands

Regulatory Overview

The basic provisions of Dutch telecommunications regulation are laid down in the Act of October 19, 1998 and modified on May 19, 2004.  The new revisions to the Act, based on European Union directives, grant more powers to the regulator Onafhankelijke Post en Telecommunicatie Autoriteit (“OPTA”) and will enable to a greater extent a fair and free competition in the telecommunications sector.  Currently, The Netherlands faces an intermediate period with a new Act implemented, while the Regulator is still performing market analysis in order to decide on the applicable remedies, and where the former Act and remedies remain applicable. The decisions on the remedies are expected in March 2005.

Regulatory Framework

Carrier pre-selection (CPS) became compulsory in The Netherlands on January 1, 2000. However, not until August 1, 2002 did CPS on local traffic become available. Currently, still not all traffic is available under CPS, since traffic to premium rated numbers is excluded. Mobile number portability entered into force on January 1, 1999.

The retail prices of the incumbent are tested on price squeeze (i.e. the margin between the retail and wholesale price must be sufficient for an efficient operator to manage to provide a similar service) before the prices will be effective. Bundling of subscriptions and voice services is not allowed.

Interconnection

All providers of a public telecommunications network or of telecommunication services offered to the public in The Netherlands, and thereby controlling the means of access to end users, are obliged to enter into negotiations with other providers of such networks or services, if those other providers introduce a request for interconnection.

In relation to interconnection tariffs, operators with significant market power in the market for interconnection are required to ensure that interconnection charges are non-discriminatory, transparent and cost-oriented. As a result, any such operator is required to provide interconnection to its competitors on terms comparable to those afforded to its subsidiaries, divisions and business partners. OPTA reviews the interconnection rates of the incumbent on cost orientation every year.

Cost calculation, for originating access is based on long-run incremental costs.  Terminating access is still calculated on embedded direct costs.

Tele2’s License

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

The Ordinance to the FMG (Fernmeldeverordnung), or FDV, was amended on April 1, 2003 by new articles granting to all telecommunication service providers full access, shared line access and bitstream-access to the ultimate last line to the customer, which was under Swisscom control so far. Swisscom has appealed to fight against these provisions.

The FMG is also under review.  The most important issue for Tele2 is that the Swiss Parliament is discussing the planned obligation for Swisscom to resell the “last mile”.

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

The FMG is intended to ensure that: (i) reliable universal service is provided at affordable prices to the entire Swiss population; (ii) telecommunications traffic is free from interference and respects personal and intellectual property rights; and (iii) effective competition in the provision of telecommunications services is allowed to develop. Important features of the regulatory framework include:

•                  Open Competition Subject to Licensing and Notification Requirements. The FMG seeks to permit open competition in telecommunications services, subject to licensing and notification requirements. With limited exceptions, anyone who provides telecommunications services and thereby independently operates a significant portion of the telecommunications installations used to provide transmission and anyone who wishes to make use of radio communication frequencies must obtain a license from the regulatory authority. Anyone meeting the conditions for a license application is entitled to receive a license, subject to frequency availability in the case of a license to use radio communication frequencies. Other providers of telecommunications services that are not required to obtain a license must notify the regulatory authority.

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

•                  Price Ceilings on Universal Service. Swisscom may not increase the prices charged for specified universal services above the price ceiling for each service set forth in the regulatory ordinance. The price ceilings are equal to Swisscom’s prices for such services in October 1997, when the regulatory ordinance was adopted. The price ceilings limit Swisscom’s ability to rebalance tariffs by increasing prices for services such as basic access or local telephone calls, although the ordinance does not restrict Swisscom from offering selective discounts in connection with tailored service packages or to particular customer segments.

•                  Interconnection Prices. Market-dominant service providers must set their prices for interconnection services in a transparent and cost-oriented manner. As of January 1, 2000, such prices must be based on the long-run incremental costs of providing the interconnection service, which may include an appropriate return of capital employed and an amount for joint and common costs. The latest price list of interconnect rates became effective May 1, 2003. The new prices as per January 1, 2004 are subject of an appeal by Tele2.

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

Licensing

The FMG requires that anyone who provides telecommunications services, and thereby independently operates a significant portion of the telecommunications network used to provide transmission, obtain a license.

In general, anyone meeting the conditions for a license application is entitled to receive a license. Conditions include satisfying the necessary technical capabilities, and compliance with the FMG and its implementing ordinances, the terms of the license and respective Swiss labor laws, including the maintenance of working conditions that are customary for the industry.

Under the FMG, a failure to comply with the applicable law and the terms of the license may lead to the suspension, restriction, revocation or withdrawal of the license.

Interconnection by a Market-Dominant Provider

The FMG provides that a telecommunications service provider having a dominant position in a particular market must provide interconnection to other telecommunications service providers on a non-

discriminatory basis and in accordance with a transparent and cost-based pricing policy, stating the conditions and prices separately for each interconnection service. The FMG authorized the Federal Council of Switzerland to determine the principles governing interconnection. Failing a negotiated agreement between the market-dominating operator and another service provider, the regulatory authority may determine the interconnection conditions.

In a telecommunications ordinance, the Federal Council has specified that a market-dominant provider must provide access to the necessary equipment, services and information to other providers on a non-discriminatory basis, in the same manner that the market-dominant provider supplies internally to its divisions, subsidiaries and partners. Interconnection is to be made through common usage of, for example, telecommunications installations, buildings and land, as necessary.

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

Tele2’s License

Our Swiss subsidiary was granted a final license on February 9, 1999 to provide the requested fixed-line telephony services.

As per January 1, 2004, Tele2 received the final GSM 1800 license to provide mobile telephony services. The License has the following conditions:

Coverage (population):

•                  End 2004:                     complete mobile network consisting of minimum one BTS with BSC,MSC,HLR,VLR

•                  End 2005:                     50% of one of the following cities: Geneva, Lausanne, Basel, Berne, Zurich

•                  End 2006:                     95% of one of the following cities: Zurich, Geneva, Basel, Bern, Lausanne and 50% of one further city

•                  End 2008:                     95% of Zurich, Geneva, Basel, Bern and Lausanne

Quality

•                  96% grade of service during busy hour

Austria

Regulatory Overview

The Austrian Telecommunications Act, Telekommunikationsgesetz (“TKG 1997”), became effective on August 1, 1997 and was enacted to prepare the market for the abolition of the voice telephone monopoly in 1998 and to fulfill Austria’s obligations under the relevant European Union directives. In order to implement the new European Regulatory Package, the TKG 1997 was revised by a new TKG on August 20, 2003.

Regulatory Framework

The TKG establishes the basic regulatory framework but leaves it to the relevant authorities to issue ordinances containing detailed provisions. So far, the Federal Minister of Traffic, Innovation and Technology and the regulatory authority Rundfunk und Telekom-Regulierungs-GmbH (RTR GmbH) have issued several ordinances. The TKG aims primarily at achieving reliable, high quality, innovative services, modern infrastructure, promoting high-quality services and efficient and interference-free use of the available frequencies, open and effective competition and the provision of universal service.

The TKG provides for two regulatory authorities: the Rundfunk und Telekom-Regulierungs-GmbH (RTR GmbH) and the Telekom-Control-Kommission, or the TKK. The TKK is an independent three-member committee meeting the requirements of a tribunal under the European Convention on Human Rights. The TKK is responsible for decisions regarding the confirmation of notifications for the provision of communication services, the approval of business conditions and tariffs of market-dominating operators, the definition of financial compensation to be paid from and to the universal service fund, the market analysis and determination of the obligations of market-dominating operators and the definition of the conditions for interconnection in the event of a dispute.  In second half of 2004, the TKK will decide about the market-dominance of operators on the redefined relevant markets and on appropriate remedies to be imposed according to the new TKG.

RTR GmbH (which acts as an operative arm of the TKK) is responsible for the implementation of the basic provisions, and provides legal, technical and commercial expertise for the TKK’s decisions. The RTR GmbH has redefined the relevant markets of the telecommunication sector being subject to specific regulation in an ordinance published in October 2003.

Authorisation

According to the TKG, anyone may offer communication services provided that the statutory requirements are met. The licensing regime of the TKG 1997 has been replaced by a system of general authorisation. The provision of communication services has to be notified to the TKK, which confirms authorisation without licenses being issued.

Interconnection

The framework for interconnection is set out in the TKG and two ordinances concerning interconnection (Zusammenschaltungsverordnung) and numbering (Kommunikationsparameter-, Entgelt- und Mehrwertdiensteverordnung). Additional principles for interconnection have been set out by the TKK in several decisions. These decisions also determine interconnection fees for traffic between the incumbent dominant operator, Telekom Austria AG, mobile operators and certain individual fixed-line operators. In practice they serve as a guideline for interconnection agreements concluded between other operators.

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

Provision of preselection was required by law by January 1, 2000. A decision of the TKK dated March 7, 2000, modified in April 2002, established the specific conditions and modalities for carrier preselection.

A decision by the TKK dated July 1999, and last modified in January 2003, established conditions and modalities under which Telekom Austria AG is required to unbundle local loops.

With decisions of April 2003, the TKK modified the interconnection fees for mobile operators.

With the decision of May 2004, the TKK established conditions and modalities for the interconnection of Tele2 as a Mobile Virtual Network Operator (MVNO).

Tele2’s Authorisations

On July 3, 1998, the TKK granted the local subsidiary of Tele2 two licenses, one for fixed-line voice telephony and one for the operation of leased lines. Tele2 started operations in Austria in mid-March 1999. According to the new TKG these licenses serve as confirmed notifications for the provision of fixed-line and leased line services. Furthermore, Tele2 has provided notification regarding the provision of Internet and mobile services. All notifications were confirmed by the TKK and therefore represent authorisations of unlimited duration and without any special restrictions or material conditions.

Ireland

Regulatory Overview

The Telecommunications (Miscellaneous Provisions) Act 1996 effectively deregulated the Irish telecommunications market from December 1, 1998 and created the Office of the Director of Telecommunications Regulation (ODTR).  Networks and services, such as general telecommunications licences and basic telecommunications licences, were subject to individual licensing. A new EU regulatory framework for the electronic communications sector was passed on July 25, 2003. However, in the access network market the incumbent and the former public telecommunications operator, Eircom, still retains a dominant position.

Regulatory Framework.

In June 1998 ODTR announced the introduction of “Carrier Selection” and “Carrier Access” to facilitate competition in telecommunications services. Wholesale line rental (SB-WLR) has been introduced into Irish market in the 2nd quarter of 2004.

In the mobile market, following the licensing of Meteor in 1999, there are a number of mobile operators in Ireland including Vodafone and O2. 3G is due for commercial launch in 2004. Currently there are no MVNO operations in the Irish market.

The new regulatory framework for electronic communications networks and services became law in Ireland from July 25, 2003 with the commencement of the Communications Regulation Act 2002 (the ‘Act’). This change in regulation of all forms of communications implemented the EC Communications Directives. From July 1, 2003, all former telecommunications licences have been replaced by standard general authorisations, a set of requirements on operators of “electronic communications networks” and the service providers that are authorised to use them. The former regulator ODTR has been replaced by ComReg.

Tele 2 Ireland Authorisations

Tele2 Communications Services Limited is authorised by ComReg to operate a public electronic communications network (PECN).

Market area Southern Europe

France

Regulatory Overview

The Loi de Réglementation des Télécommunications, or LRT, which was adopted in France on July 26, 1996, is the principal legislation governing the activities of Tele2’s subsidiary in France. The LRT provided for a complete transformation of the regulatory environment for the French telecommunications industry and full liberalization as of January 1, 1998. Its general objectives were to create a framework for a fully competitive telecommunications market, to ensure the provision of universal service and to establish an independent regulatory authority, the Autorité de Regulation des Télécommunications, or ART, which was formed on January 1, 1997.

The 2002 European Regulatory Framework has not been implemented by July 2003 as foreseen in the European directives. It is expected that the French Parliament will adopt the new law by mid 2004.

Regulatory Framework

The LRT has been implemented through a series of detailed administrative decrees (décrets or arrêtés) covering specific subjects. Most of the regulatory framework set out in the LRT has been implemented, especially the provisions pertaining to numbering and interconnection, or universal service. In April 2000, the EU directive relating to terminal equipment was put into effect, imposing obligations on network operators that would ensure greater access and easier interconnection of networks. Furthermore, a European recommendation on local access (unbundling the copper pair of the incumbent) enables the French regulator to rule unilaterally on conditions on this local loop access: the ART took two decisions in April and July 2002, which launched competition on ADSL, both on retail and wholesale markets. The growth of the ADSL market in France is as a result strong since 2003. Carrier selection and preselection for mobile networks became effective in July 2000, and carrier selection and preselection for local calls in January 2002. The carrier selection and preselection were until now restricted to long-distance and fixed to mobile calls. This opening of local competition, both on voice (extension of selection and preselection to local calls) and broadband services (unbundling) has huge potential consequences for the French market.

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

Interconnection

Any operator authorized by license to operate a public telecommunications network is required to permit interconnection with its network, on public and non-discriminatory terms, to other public network operators and public telephone service providers. As a result, any such operator is required to provide interconnection to its competitors on terms comparable to those afforded to its subsidiaries, divisions and business partners. Any authorized operator may not refuse a request for interconnection within the terms of the LRT if the terms are reasonable. Interconnection requests are governed by agreements between the parties, which must conform to the requirements of the LRT and its implementing decrees. Market-dominant operators with significant influence over a relevant telecommunications market must fulfill certain supplemental obligations. Primarily, they must publish their technical and pricing terms for interconnection to other operators. The operators that are considered dominant operators are determined annually by ART after prior consultation with the French Competition Council (Conseil de la Concurrence). The only operator currently considered a dominant operator is France Telecom. Orange (France Telecom mobile) and SFR (Vivendi Group) have obligations related to their power on the mobile market.

In general, interconnection tariffs of dominant operators must reflect their pertinent costs, including a proportionate share of overall costs that are common to interconnection and other services, network replacement costs based on the best available technology and an appropriate return on investment.

Tele2’s Licenses

On April 16, 1998, the French Minister of Telecommunications granted our French subsidiary, Téle2 France SA, a license to establish and exploit a telecommunications network open to the public and to provide telephone service to the public. A one-digit prefix (préfix E) was granted by a decision of the ART, No. 98-94 of February 9, 1998, giving Téle2 France SA the number “4” as a carrier selection code. The license has a term of 15 years, subject to renewal in accordance with the provisions of the LRT. This license requires Tele2’s French subsidiary to establish: (i) at least one point of interconnect in each of the 22 regions of mainland France within 18 months of the grant of the license; (ii) at least two points of interconnect in each region of mainland France within 36 months of the grant of the license; and (iii) at least three points of interconnect in each region of mainland France comprising at least three departments within ten years of the grant of the license. Téle2 France SA is also required to carry, within 36 months of the grant of the license, more than 60% of its national long-distance traffic on lines owned or leased by it. Téle2 France SA fully complies with this term of the one-digit license.

Italy

Regulatory Overview

The Italian telecommunication market has been extensively liberalized for substantially all telecommunications services, including the provision of fixed public voice telephony services and the operation of networks to support the provision of such services, starting from January 1, 1998.

The main authorities in the Italian telecommunication sector are:

•                  The Ministry of Communications, which is responsible for defining telecommunications policy in Italy and the issuing of authorisations;

•                  The National Regulatory Authority (Autorità per le Garanzie nelle Comunicazioni) (“AGCOM”), established in 1998 pursuant to Law No. 249 of July 31, 1997. The AGCOM is mainly responsible for i) implementing primary and secondary legislation; ii) promoting competition in the telecommunication market; iii) settling interconnection disputes between telephone network operators; iv) promoting the unbundling of the local loop; and v) granting UMTS licenses, WLL licenses and mobile frequencies;

•                  The Antitrust Authority (Autorità Garante della Concorrenza e del Mercato) (“AGCM”), which is competent for antitrust issues and cooperates with AGCOM.

Regulatory Framework

Italian telecommunications law has recently been consolidated in Legislative Decree n. 259 of August 1, 2003 (the “Code of Electronic Communications” or simply the “Code”), which entered into force on September 16, 2003.

The Code of Electronic Communications contains provisions concerning:

•                  The role and function of the Ministry of Communications and the National Regulatory Authority;

•                  Authorisations for the provision of electronic communication services;

•                  Access and interconnection;

•                  Special obligations imposed on operators having significant market power;

•                  Universal service obligations and their financing;

•                  Numbering and number portability; and

•                  Rights of way.

Authorisations

Since the entry into force of the new Code of Electronic Communications, the provision of telecommunication services to the public is no longer subject to the dual system of licenses and general authorisations. Art. 25 of the Code sets forth that operators wishing to provide such services must apply for an authorisation -pursuant to a standard form- stating the type of services they intend to provide and the date on which they intend to start. The Ministry shall verify that the operator has all the necessary requirements to provide the services and, in the case of a negative outcome, shall notify the operator within 60 days. Otherwise, the operator shall be free to provide the services.

Interconnection Agreements

The Code sets forth the general principles regarding interconnection and confers extensive powers to AGCOM in this matter. The AGCOM is charged with monitoring the interconnection market. It may set time limits for the execution of interconnection agreements on a case-by-case basis, and if such time limits are not observed, the AGCOM can establish mandatory time frames for interconnection. The AGCOM also has the power to issue binding decisions on operators failing to comply with the conditions of interconnection agreements and, in the event of disputes, to mandate interconnection. To this end, each party may file a request for the settlement of any unresolved issue.

In particular, AGCOM has initiated a market analysis in order to re-examine the former obligations in the field of access and interconnection and to assess whether to maintain, amend or revoke such obligations.

Special Obligations of Market-Dominant Operators

AGCOM shall impose special obligations to companies that are held to have a significant market power, based on the market analysis mentioned above.

In particular, AGCOM may impose obligations regarding:

•                  Transparency – and specifically, to disclose to the public accounting information, technical specifications, network characteristics, terms and conditions for the provision of the services, prices and to publish an annual interconnection offer;

•                  Non-discrimination;

•                  Separate accounting;

•                  Access and use of certain resources, and

•                  Price control.

Universal Service Obligations

The Code of Electronic Communications mandates provision of universal service—a minimum set of services of a given quality, including the provision of fixed public voice telephony services, publication of telephone directories and directory assistance services, public payphones, free emergency call services and special services for disabled or disadvantaged people—to end users regardless of their geographical location and at an affordable price. The decree also establishes a special fund for compensating operators who bear the cost of universal service provision. Initially, only the incumbent operator Telecom Italia must provide universal services. However, other service providers operating in the market may face similar obligations.

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

On December 20, 2002, the AGCOM issued Resolution No. 14/02, stating that Telecom Italia is entitled to some degree of contribution for its universal service obligations with regard to 2001. The total fund amounted to Euro 40.5 million, 17.2 million of which had to be contributed by Telecom Italia itself, while the remaining amount had to be contributed by Telecom Italia Mobile (12.3 million), Vodafone Omnitel (8.5 million), Wind (1.5 million) and Infostrada (0.8 million).

Numbering

The Ministry of Communications assigns ranges of numbers to requesting operators. Those companies allocated a range of numbers and having a license or an authorisation are entitled to negotiate reverse interconnection agreements, whereby they receive a termination fee whenever a call is terminated on one of their numbers.

In addition, since January 1, 2000, carrier preselection has been introduced for international, long-distance and local calls, allowing users to choose specific carriers on a permanent basis and to override such choices by means of call-by-call choices.

Number portability is being implemented and with resolution 13/02/CIR the AGCOM established that starting from January 1, 2003 the maximum price for the portability of mobile numbers would not exceed the price established for the portability of fixed numbers under resolution 10/00/CIR.

With the resolution 6/00/CIR the AGCOM reserved a new numbering range (700,701,702,709) to be used to provide Internet services. The use of the number 7 allows operators to originate or terminate Internet traffic at lower tariffs than the normal voice service.

Rights of Way

According to the Code of Electronic Communications, all licensed or authorized operators enjoy equal rights with regard to rights of way. No special authorization is required to install the equipment to provide services, except for those licenses issued by the competent local authorities, which must be granted based on non-discriminatory criteria.

Unbundling of the Local Loop

The process of unbundling of the local loop began with AGCOM Resolution No. 2/00/CIR, issued on March 16, 2000, which established the timeline and guidelines for unbundling the Italian local loop. Pursuant to this resolution, Telecom Italia must offer a number of unbundled services to its competitors, including access to the terminal end of its local loops (whether copper or fiber optic wires) and the collocation of competitors’ equipment in Telecom Italia switches.

The development of unbundling however is slow: by the end of April 2003 only 250,000 lines had been activated. The reasons for this are the economic crisis and the resulting unwillingness of operators to invest in infrastructures; the time required by Telecom Italia to install the exchanges for hosting operator’s equipment; and the lack of a significant demand.

Tele2’s License

On September 15, 1998, the Italian Ministry of Communications granted us a license for the provision of voice telephony services in Italy. The license has a term of 15 years. On March 17, 1999, the AGCOM approved the transfer of the license to our Italian subsidiary, Tele2 Italia S.p.a. The main conditions of the license, all of which have been fulfilled, are:

•                  Coverage of specific areas of Italy at the end of each year of the license from 1999 to 2002, including undertaking to cover highly populated and industrialized urban areas first;

•                  Coverage of all the provinces of Italy by the end of 2003;

•                  Undertaking to make combined investments for infrastructure as follows: By the end of the first year of the license (1999): ITL 43.6 billion; By the end of the second year of the license (2000): ITL 65.5 billion; By the end of the third year of the license (2001): ITL 91.5 billion; By the end of the fourth year of the license (2002): ITL 117.6 billion (Euro 60,700,000); and By the end of the fifth year of the license (2003): ITL 121.7 billion (Euro 63,000,000).

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

Spain

Regulatory Overview

The National Regulatory Authority is not a single entity in Spain. It is composed of the following authorities, each one with different competencies.

•                  Telecommunications Market Commission (the “CMT”): It is an independent Agency and its competencies are (a) arbitrating conflicts between operators, (b) number assignment for the provision of services, (c) safeguarding competition, avoiding discrimination, and assigning numbers, (d) overseeing some aspects of the universal service obligations, (e) resolving interconnection conflicts between operators, (f) adopting all measures to promote competition, in particular regarding network interconnection/access, price policy, and any issues involving the restriction of competition, (g) controlling mergers, changes of control and agreements between operators, (h) defining relevant markets for ex ante regulation (i) advising and informing the Government and the Minister of Science and Technology on issues affecting the telecommunications market, (j) requesting the intervention of the Minister of Science and Technology (Radio Communications State Agency) for inspection of telecommunications equipment in order to grant compliance with radio-electric emission limits, (k) imposing fines, (l) overseeing the register of operators, and (m) any other competence granted by the Government or the Minister of Science and Technology.

•                  The Ministry of Industry (MI): charged with defining telecommunications and “information society” policy, supervising technical specifications, regulating on consumer protection matters (notification of telephony, contracts with consumers, consumer arbitration, etc.); investigating and imposing fines on infringements that are under its competencies.

•                  The Radio Spectrum Agency is integrated in the above-mentioned MI and its competencies include: attribution of frequencies and management of radio spectrum. It also investigates and imposes fines on infringements that are under its competencies.

•                  The Ministry of Economy: charged with settling SMP retail tariffs (approves bonds, discounts and every special offer of the incumbent).

•                  The Government.

Regulatory Framework

The new Law of Telecommunications (Act 32/2003 of November 3, 2003) partially implements the European “Telecom package” Directives. Full implementation is expected to be enacted in mid 2004 through the subsequent regulations that will develop the Telecom Act.

However, market players are concerned that still many uncertainties prevail. For instance, the incumbent operator’s ADSL  (Telefonica´s Group) roll-out has captured more than 80% of the broadband market. The incumbent has been fined because of pre-selected customers win-back practices and delaying introduction of new interconnection models.

Interconnection

New entrants continue to express concern about a price squeeze between the incumbent’s interconnection charges and its retail tariffs and the discounts applied. A local loop unbundling offer for 2004 introduced an increase of the subscription charge and a decrease of the monthly fee. However penetration of unbundling is very low, as prices are mainly the same as they were at the enactment of the ULL Regulation. Price squeeze effects are increased by the way tariff rebalancing is conducted. By Ministerial Order of November 2003, ADSL retail prices were liberalized. This Ministerial Order stated that the price cap regime for telephony retail services would be abolished by December 31, 2004. Moreover, many of the incumbent’s retail offers are not reflected at wholesale level (e.g. bundling of voice and Internet access services, free connection, free modem, etc). Entrants note that these decreases and the lack of proportional reductions in the incumbent’s interconnection charges make entry more difficult in this segment. They also claim that Telefonica’s retail per minute local call tariffs are among the cheapest in the European Union and are not cost-based. There are several complaints filed before various bodies of the NRA which are still pending. For instance, we have filed a complaint on current retail minus procedure for calculation of bitstream services provided by Telefonica (claiming the inclusion of every offer that has effect on the ADSL retail price). We have also filed a complaint against several offers such as bundling voice and data, free connection, free ADSL modem, alleging the existence of predatory pricing and discriminatory bundling of services.

CMT has also introduced a new interconnection model based on capacity (similar to the UK FRIACO service), cost is based on number of channels and independent from time which allows the innovative offering of flat fee for voice. By means of the reference interconnect offer (“RIO”) 2003, the interconnection capacity model prices were significantly increased.

Tele2’s license

Tele2 is entitled to provide all the services that it currently provides and intends to provide in the near future in terms of fixed telephony and Internet access. We were granted a mobile virtual network operator (MVNO) license (A2) in July 2002, being the first operator in the market to obtain one. However, mobile network operators are reluctant to open their networks, and commercial negotiations still continue. Former licenses are still in force under the new Telecom Act, but obligations will be reviewed once the Authorizations´ Regulation is finally enacted later this year. Tele2 is duly registered in the CMT public Register.

Portugal

Regulatory Overview

Autoridade Nacional de Comunicações (ANACOM) is the regulator, supervisor and representative of the communications sector in Portugal. ANACOM is the new designation of the Instituto das Comunicações de Portugal (“ICP”), after the publication of the new statutes on January 6, 2002 – Decree-Law n.º 309/2001.  ANACOM is the continuation of the ICP’s corporate entity and with the new statute is released from its previous legal status as a public institute, to become a public corporation endowed with administrative and financial autonomy and its own assets.  ANACOM is thus the regulatory authority for telecommunications and postal communications, in accordance with the base laws for telecommunications and postal services (article 5 of Law no. 91/97, of 1 August and article 18 of Law no. 102/99 of 26 July).

To fulfil its responsibilities, it is incumbent upon ANACOM to:

•                  Assist the Government upon request or by own initiative in the definition of strategic guidelines and general policies for communications and the activities of communications operators, suggesting or proposing legislative or policy measures on issues related to its responsibilities, and to participate in setting a comprehensive strategy for communications development, particularly in the context of convergence;

•                  Elaborate regulations, in cases anticipated by law and when shown to be necessary, for the exercise of its responsibilities, to effect processes of public consultation and manifestations of interest, and particularly with regard to the introduction of new services or technologies;

•                  Assign spectral and numbering resources;

•                  Coordinate with the appropriate entity application of the competition law for the communications sector;

•                  Assess the conformity of equipment and materials, and define the requirements necessary for their commercialisation;

•                  Arbitrate and resolve disputes that arise in the context of communications.

In addition to this competence framework, with the publication of Decree-Law no. 7/2004, of January 7, which rules certain legal aspects associated with the information society services, namely e-commerce, and as a result of the transposition of the European Parliament and Council Directive no. 2000/31/EC, of June 8, 2000, ANACOM will act as central supervision entity, with competences at all levels ruled by this diploma, except as otherwise set forth in the special law, whereby sectorial competences are allocated to other entities. The specificity of the matters associated with e-commerce justified the set up of a Mission and Development for e-Commerce Unit (UMD-CE) within ANACOM, which has promoted several important actions, including national and international contacts with relevant entities.

The new EU regulatory framework for the electronic communications sector came into force in Portugal on February 10, 2004, by Law n.º 5/2004.  However, in the access network market the incumbent and the former public telecommunications operator Portugal Telecom still retains a dominant position.

Regulatory Framework

Law n.º 5/2004, February 10, 2004, establishes the legal regime applicable to the electronic communications networks and services and associated services and defines the assignments of the national regulatory authority in this field, in the scope of the transposition of Directives nos. 2002/19/EC, 2002/20/EC, 2002/21/EC and 2002/22/EC, all of the European Parliament and of the Council of 7 March 2002, and of Directive 2002/77/EC of the Council of 16 September.

In light of community law, ICP-ANACOM’s activity regulating the mobile networks market has mainly concerned the interconnection market.

Interconnection Conditions

Undertakings providing electronic communications networks and services are entitled to negotiate and agree between themselves technical and commercial arrangements for access and interconnection, without prejudice to the competence of the NRA.

Operators shall have a right and, when requested by other undertakings, an obligation to negotiate interconnection with each other for the purpose of providing publicly available electronic communications services, in order to ensure provision and interoperability of services.

The traffic ownership belongs to the undertaking operating the network or providing the service where the traffic is originated, unless otherwise agreed; and the respective conveyance, as well as the delivery point, may be freely negotiated between the parties.

In the case of transnational agreements, the undertaking, outside Portugal, of requesting access or interconnection need not be shaped by the regime of general authorization laid down in the present law, provided that it does not provide electronic communications networks and services in the national territory.

Tele2’s Authorisations

Tele 2 Portugal is authorised to operate, at the present stage the following services:

•                  Public Telecommunications Network Operator,

•                  Fixed Telephone Service Provider,

•                  Data Transmission Service Provider,

•                  Internet Service Provider (ISP).

Other Authorisations

Another Tele2’s company, Alpha International Overseas Telecommunications Services Limited, which has a registered branch office in Portugal, has authorisation from the Regulator to operate a telecommunications business from Portugal. Alpha International Overseas Telecommunications Services

Limited is also authorised by Ofcom, the UK regulator, to operate an electronic communications network in the UK.

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

The main objective of the Telecommunications Act is to create a competitive environment in the telecommunications sector, to allow the unrestricted provision of telecommunications services in accordance with the law, and to ensure the provision of a minimum universal telecommunications service. The Telecommunications Act sets forth principles governing universal service, open networks (interconnect), terms and conditions of services, interconnection, equipment, allocation of frequencies, numbering plans, easements on public and private property and telephone directories.

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

The minimum schedule of conditions for the awarding of licenses to operate mobile telephony services is set forth by Grand-Ducal decree of December 14, 2001 (Règlement Grand-Ducal du 14 Décembre 2001 fixant les conditions minimales du cahier des charges pour l’établissement et l’exploitation de réseaux de services de télécommunications mobiles). The schedule of conditions provides for: (i) certain minimum coverage (95%) of GSM and GSM 1800 services within a certain period of time; (ii) a maximum call blocking rate; and (iii) other specified minimum standards of service.

Grand-Ducal decrees were enacted to promote the efficient use of radio transmitters and receivers and to monitor the use of the radio frequency spectrum in Luxembourg. The decrees established a licensing regime for the ownership and use of radio transmitters and certain types of radio receivers, including the assignment of frequency to such devices.

Tango’s GSM 900/1800 License

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

Tango’s license is valid until 2012. Unless otherwise notified by the Ministry of Telecommunications prior to its expiration, the license will be renewed automatically, at each time for an additional five-year period. In addition to the initial fee of EUR 1,859,201, Tango is required to pay an annual management fee of minimum EUR 400,000 and maximum 0.2% of the turnover on the market covered by the license concerned, and an annual frequency fee of EUR 7,500 per dublex channel.

Tango’s 3G licenses

On May 22, 2002, Tango was granted a 3G license under the Telecommunications Law (modified on March 21, 1997) and under the Grand-Ducal decree of December 14, 2001. The principal conditions of the license are as follows: (i) Launch of commercial operation of the 3G network on January 2003 with a population coverage of 90% and geographical coverage of 69.5% at launch; (ii) Population coverage of 97% in May 2004 and 99% in May 2010 (with geographical coverage of 92% in May 2004 and 98% in May 2010); (iii) probability of connectivity of 90% at launch and 95% in May 2004 (with call blocking rates in peak time below 1% and call seizure rate below 1.5%); (iv) services offered at commercial launch to include higher quality voice service and data transmission of a speed of 384 kbit/s downlink and 64kbit/s uplink in the areas of coverage. On February 22, 2003, the Ministry delegated to telecommunications has accepted to change the roll out timetable as follows: launch of commercial operation of the 3G network in June 2003 with a population coverage of 90% and a geographical coverage of 69,5%; in May 2004 population coverage of 97% and geographical coverage of 92%, in May 2010 population coverage of 99% and geographical coverage of 98%.

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

Tango’s license is valid until 2017. Unless otherwise notified by the Ministry of Telecommunications prior to its expiration, the license will be renewed automatically, at each time for an additional five-year period. Tango is required to pay an annual management fee of minimum EUR 200,000 and maximum 0.2% of the turnover on the market covered by the license concerned, and an annual frequency fee of EUR 24,000 per MHz of duplex symmetrical channel in paired bands and EUR 12,000 per MHz of simplex channel in non-paired bands.

Tele2’s License

On February 10, 1999, the Luxembourg regulatory authority granted Tele2’s subsidiary a license with a term of 30 years to provide fixed line telecommunications services in Luxembourg. The license is renewable for ten-year periods. Significant terms of the license include: (i) an obligation that 95% of customers with fixed lines be activated within eight hours; (ii) an obligation that 90% of customers with fixed lines be activated within 15 days; (iii) an obligation that requests for appointments with the company be granted for 99% of all requests made; and (iv) a dropped call rate of no more than 1%.

Belgium

Regulatory Overview

The basic provisions of Belgian telecommunications regulation are laid down in the Act of March 21, 1991 as modified on December 17, 1997 and thereafter. The 1991 Act has been implemented by a number of Royal Decrees. It created the Belgian Institute of postal and telecommunications services (the “BIPT”), which is the regulatory authority for the telecommunications sector in Belgium. The BIPT became independent by law on January 17, 2003. The 1991 Act states that the provision of telecommunication services is generally liberalized, provided that the conditions and procedures laid down in the applicable laws and decrees are fulfilled. The 2002 European Regulatory Framework had not been implemented by July 24, 2003 as foreseen in the European directives. The government adopted a draft implementation law on May 7, 2004. It is expected that the Parliament will adopt the new law by the end of 2004.

Regulatory Framework

Carrier selection has existed since January 1, 1998. Carrier preselection became compulsory in Belgium on January 1, 2000. The royal decree of March 16, 2000 obliges fixed operators to offer number portability to end-users. The Act of July 19, 2001, obliges mobile operators to offer mobile number portability to end-users. Mobile number portability entered into force on October 1, 2002. The 1991 Act contemplated the creation of a fund to finance universal telecommunications services. Operators of public networks (fixed and mobile) and voice telephony operators will be called upon to contribute to this fund. Belgacom has requested in 2002 the activation of this fund. In May 2004, the BIPT should indicate the amount of the net cost of the universal service provision. The fund could be activated upon this decision. If the fund were activated, Tele2 Belgium would be required, under the terms of its licenses, to contribute to it. The unbundling of the local loop and bitstream access were imposed on SMP operators (i.e. Belgacom) by a royal decree of December 12, 2000. Belgacom must annually publish a Belgacom Reference Unbundling Offer (BRUO) and a Belgacom Reference Offer on Bitstream Access (BROBA).

Licensing

Articles 87 and 92 of the 1991 Act regulate the grant of voice telephony licenses and infrastructure licenses. The rights and obligations resulting from these licenses are contained in two royal decrees dated June 22, 1998. The royal decrees include provisions on interconnection, quality and availability of the services, numbering, duration of the licenses, privacy of communications, public safety, provision of directory information, equal treatment of foreign operators, publication requirements, collaboration with the ombudsman service and universal service obligations.  Since January 2004, new entrants (including Mobile Virtual Network Operators -MVNOs) are entitled to merely notify the BIPT, and need no longer to apply for a license. License holders remain subject to the 1991 Act until the new law enters into force.

Interconnection

All providers of a public telecommunications network or of telecommunication services offered to the public in Belgium and thereby controlling the means of access to the end users are obliged to enter into negotiations with other providers of such networks or services if those other providers introduce a request for interconnection.

In relation to interconnection tariffs, operators with significant market power in the market for interconnection (i.e. Belgacom, Belgacom Mobile and Mobistar) are required to ensure that interconnection charges are non-discriminatory, transparent and cost-oriented. As a result, any such operator is required to provide interconnection to its competitors on terms comparable to those afforded to its subsidiaries, divisions and business partners. The BIPT reviews and approves every year the Belgacom Reference Interconnection Offer (BRIO), which includes all technical, commercial and financial terms of the interconnection with the incumbent.

Tele2’s Licenses

On March 24, 2000, the Minister for Telecommunications granted to Tele2 Belgium SA, a license to provide voice telephony services on the entire Belgian territory and a license to establish and operate a public telecommunication network in the municipalities covered by the geographical license scope. The voice telephony license is granted for 15 years and is automatically renewed for 10-year periods, unless Tele2 Belgium or the Minister terminate the license in writing. The network license is granted for an undetermined period of time. No investment or coverage obligations are linked to these licenses. Tele2 Belgium has received the Carrier Selection Code 1602 from the BIPT to offer indirect access to its voice telephony services. Any change in the shareholder structure of Tele2 Belgium must be notified to the BIPT. Tele2 Belgium SA fully complies with the terms of its licenses.

Market Area Branded Product & Services

United Kingdom

Regulatory Overview

In the UK, the Telecommunications Act of 1984 provided the basis for the liberalization of the telecommunication market in the UK. A new regulatory framework for electronic communications networks and services (implementing the EC Communications Directives) became law in the UK on July 25, 2003. However, in the access network market the incumbent and the former public telecommunications operator, British Telecommunications plc (“BT”) still retains a dominant position.

Regulatory Framework

The Office of Telecommunications (Oftel) was the first regulator for the UK telecommunications industry.  Oftel was set up on August 1, 1984 under the Telecommunications Act 1984. In January 1985, BT’s monopoly on the supply and maintenance of the prime (first) telephone ended. In December 1996, Oftel published its Code of Practice covering all public switched telephone networks in the UK. All calls originating or terminating in the UK that are carried by one or more of the networks are covered by this Code.

In the mobile market, following the licensing of Vodafone and Cellnet in 1983, a duopoly operated until the entry of One2One (now T-Mobile) in 1993 and Orange in 1994. In 2003 there are 8 licensed mobile phone operators in the market. In August 1999, BT Cellnet agreed, at Oftel’s insistence, to let independent service providers market their own pre-pay packages to customers on its network.

The EU Interconnection Directive was implemented at the end of December 1997.  On June 30, 1999, rules governing entitlement to inclusion in the list of operators with rights and obligations to interconnect, known as the Annex 2 list were promulgated.  Carrier pre-selection was introduced from January 1, 2000.

A new regulatory framework for electronic communications networks and services became law in the UK on July 25, 2003. On July 25, 2003 the Communications Act (the ‘Act’) came into force and from that day all licences issued under the Telecommunications Act 1984 (including class licences) were revoked. The change in regulation of all forms of communications implements the EC Communications Directives. All former telecommunications licences have been replaced by standard general authorisations, a set of requirements on operators of “electronic communications networks” and the service providers that are authorised to use them.  Oftel has ceased to exist and the new regulator is the Office of Communications (Ofcom).

Tele 2 UK Authorisations

Tele2 UK Communications Limited is authorised by Ofcom to operate a public electronic communications network (PECN). It has applied to be included in the Ofcom’s voluntary register of PECN with rights and obligations to interconnect (formerly known as the Annex 2 list) which is available for public inspection.

Other Authorisations

Another Tele 2 company, although not UK based, Alpha International Overseas Telecommunications Services Limited, has a registered branch office in Portugal and has authorisation from the Portuguese regulator to operate a telecommunications business from Portugal.  Alpha International Overseas Telecommunications Services Limited is authorised by Ofcom to operate an electronic communications network in the UK as well.

Item 5: Operating and Financial Review and Prospects

This discussion of our results of operations and liquidity and capital resources includes forward-looking statements that involve risks and uncertainties. Our actual results in the future could differ materially from those anticipated in these forward-looking statements. See “Forward-Looking Information” and Item 3: “Key Information—Risk Factors.” Our Consolidated Financial Statements, and the other financial information relating to the Tele2 companies set forth in this section, have been prepared in accordance with Swedish GAAP. See “—U.S. GAAP—Reconciliation with Swedish GAAP.” You should read the following discussion in conjunction with our Consolidated Financial Statements and the accompanying Notes thereto appearing elsewhere in this Annual Report.

Introduction

Our operating revenue in 2003 amounted to SEK 36,911 million, an increase of SEK 5,629 million, or 18%, from SEK 31,282 million in 2002. Revenue growth in 2003 was primarily attributable to increases in the Southern Europe, Central Europe and Eastern Europe & Russia market areas. We had a total of 22.3 million customers at December 31, 2003. Our total number of customers for 2003 compared with 2002 increased by 33%.

Operating profit/loss (“EBIT”) totaled SEK 1,884 million, compared with SEK 1,530 million in 2002, with an EBIT margin of 5% for 2003 compared to 5% in 2002. We reported adjusted EBITDA (operating profit/loss before depreciation and amortization) of SEK 5,710 million for the 2003 financial year, compared with adjusted EBITDA of SEK 5,127 million in 2002, with an adjusted EBITDA margin of 15% for 2003 compared to 16% in 2002.

Net interest expense and other financial items totaled SEK –599 million for 2003 compared to SEK –698 million in 2002. The average interest rate on outstanding liabilities was 5% in 2003 compared to 6.4% last year. Profit/loss after financial items (“EBT”) amounted to SEK 1,267 million for 2003, compared to SEK 796 million in 2002.

During the year, one-off items totalling SEK –848 million for 2003 and SEK –249 million for 2002 were charged against profit before tax. For additional information see Notes 1, 2, 7 and 12 of the Notes to the Consolidated Financial Statements.

Tax on net profit for 2003 and 2002 amounted to SEK 1,092 and –574 million respectively. 2003 and 2002 figures were positively affected by a SEK 2,011 and 576 million respectively revaluation of loss carry-forwards in a number of European companies, as a consequence of improved results in continental Europe. Profit after tax was SEK 2,396 million in 2003 compared to SEK 223 million in 2002. Earnings per share were SEK 16.20 after full dilution, compared with SEK 1.51 in 2002.

In 2003, cash flow from operating activities amounted to SEK 5,974 million, compared to SEK 4,365 million for 2002, and cash flow after investments to SEK 3,418 million, compared to SEK 1,849 million for 2002.

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

For illustrative purposes, the following table sets forth the relationship between adjusted EBITDA and net profit/loss for the Tele2 Group for the periods indicated. Our calculation of adjusted EBITDA is equal to earnings before interest, taxes, depreciation and amortization adjusted for profit/loss in associated companies.

	Year ended December 31,
	2001	2002	2003
	(in SEK millions)

Net profit/loss	392	223	2,396
Reverse for non-cash transactions:
Minority interest	(1)	(1)	(37)
Income taxes	(2,335)	574	(1,092)
Net interest expense	621	698	599
Depreciation and amortization	3,054	3,597	3,826
EBITDA	1,731	5,091	5,692
Reverse for non-cash transactions:
Profit/(loss) in associated companies	(33)	36	18
Adjusted EBITDA	1,698	5,127	5,710

Factors Affecting Revenues

1.                   Mobile Telephony Services

The main revenue source for our mobile telecommunications business is air-time revenues, which consist of charges for calls that originate or terminate in our mobile telecommunications network. Air-time revenues depend on the number of customers, call volume and tariff pricing. Air-time revenues also include charges for “roaming” calls. Roaming calls are calls made by customers of other mobile networks that originate or terminate in a jurisdiction covered by our network, as well as calls made or received by our customers in a jurisdiction covered by another operator’s network for which we receive revenue.

Other revenue sources include monthly subscription fees, service activation fees and customer-calling services. The rates we charge for air-time, monthly access and service activation are the key determinants of the level of our mobile telephony revenues.

Number of Customers

The total number of mobile telephony customers increased by 28% to 6.4 million as of December 31, 2003, compared to 5.0 million as of December 31, 2002. The prepaid card business increased its customer base by 35% to 4.6 million as of December 31, 2003, compared to 3.4 million as of December 31, 2002. Our post- paid business accounted for the remaining 1.8 million customers as of December 31, 2003, compared to 1.6 million as of December 31, 2002.

Our mobile telephony operations in Sweden had 3.3 million customers as of December 31, 2003, an increase of 10% on an annual basis, accounting for 52% of our group’s mobile telephony customers. Mobile telephony customers in Eastern Europe & Russia increased by 61%, accounting for 34% of our group’s total number of mobile telephony customers. We also operate mobile telephony operations through proprietary networks in Luxembourg and Liechtenstein. During 2001 and 2002, we started to roll out mobile telephony operations in Norway, Denmark, Switzerland and the Netherlands via MVNO or service provider agreements with local network owners. In February 2003, we also launched service in Austria via an MVNO agreement.

Our customer base is affected by the level of churn and the level of passive customers. “Churn” refers to subscription disconnections that are either voluntary, upon termination by the customer, or involuntary, due to non-payment of bills or because of suspected fraudulent use. “Passive customers” are customers that continue to pay subscription fees but do not use their phones. We generally seek to minimize customer churn by providing strong customer service and high quality services at competitive prices, as well as through customer loyalty programs and direct customer communication. We believe, based on an independent survey conducted twice every year, that our emphasis on programs intended to promote customer loyalty and our improved coverage have increased customer satisfaction across our operations. Continued customer growth is also dependent on tariff pricing as well as, among other things, general economic conditions, competitive pressures and the quality and coverage of our mobile telecommunications network.

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

Between 1997 and 2003, average call volume per customer increased and there was a shift in the pattern of call traffic toward peak hours. While significantly lower than the corresponding average for customers during the same period, average call volume per prepaid customer also increased. Despite the increased call volumes, the total average call volume per customer decreased in 2003. This is due to a shift in our growing customer base towards prepaid customers.

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

Tariff Pricing

Tariff pricing structures vary between market areas. Typically, we offer three or four main mobile telephony tariff structures for post-paid customers, with different airtime, monthly access and service activation charges that are designed to cater to different usage patterns of customers. Airtime tariffs for domestic calls vary depending on the time of day when a call is made and tariffs for international calls vary according to the destination of the call. We charge mobile customers separately for certain of the additional custom-calling services we offer, such as voice-mail, call waiting, call forwarding, short message service and data and facsimile transmission.

Prepaid customers purchase an initial start-up package and then purchase cards for fixed amounts from which their call charges are deducted. Prepaid customers do not pay monthly fees, and this service normally does not include call waiting, call forwarding or data and facsimile transmission services.

We believe that future price levels will be determined primarily by the level of competition in the GSM and UMTS services market, changes affecting underlying costs, increased competition from other technologies and local telecommunications regulators’ decisions on termination fees. See “—Factors Affecting Expenditures—Mobile Telephony Services—Cost of Services” and Item 3: “Key Information—Risk Factors.”

2.                   Fixed-line Telephony and Internet Services

The main revenue sources for our fixed-line telephony and Internet services are call charges from international, national and fixed-to-mobile telephony and revenue from international traffic from overseas entities with which we have direct carrier agreements, known as “return traffic.” We also generate revenues from subscription fees for our ADSL and dial-up Internet access, as well as from payments for the provision of leased lines and permanent Internet capacity to direct access customers.

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

Our fixed-line call charges are based on a rate per second that varies depending upon destination and time of call. We also charge a connection fee for each call. The rates which the former monopolist charges its customers are likely to represent the upper limit on the rates we can charge for similar services. Hence, rate reductions by the former monopolist for services offered by us without corresponding reductions in the former monopolist’s interconnection charges could have an adverse effect on our profitability. We believe that downward pressure on rates and interconnection charges are declining.

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

Preselection

Preselection is an option whereby a customer can have all calls routed through an operator of the customer’s choice, without having to dial a prefix for every call. The availability of preselection in a given country depends, among other things, on the speed of implementation of the service by the relevant national public telecommunications operator. Our experience in markets where preselection has been introduced is an increase in revenues per customer. Our intention is to introduce this service in each market served by the Tele2 brand as permitted by the relevant regulators.

Resale of the fixed line subscription

Our source of revenue from resale of the fixed line subscription is the monthly fixed fee. As of December 31, 2003, we were only able to offer resale of fixed line subscription in two of the countries in which we operate. As deregulation continues across Europe, we expect to be able to offer this service in more countries, which would affect revenues from resale of fixed line subscription. The number of customers that we can attract in each country and pricing levels of the fixed fee are also significant factors that affect our fixed line subscription revenues. As margins for this product typically are very thin, the expected increase in revenue will not have a material effect on profit levels.

3.                   Cable Television Services

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

4.                   Other Operations

Fixed Credit Card Phone, Fax and Internet Telephony Services

The main source of revenue for 3C Communications is from calls made on its credit card phone, fax and Internet telecommunications equipment and charges for transactions made through its Parkomat and Transac equipment. Equipment usage and pricing are the key factors that determine 3C’s revenues. 3C continues to experience a decline in traffic on its equipment due to the increasing penetration of mobile telecommunications equipment. We expect this trend to continue and possibly accelerate. In light of intense competition from mobile telecommunications equipment, 3C intends to concentrate its equipment in locations where it experiences relatively high usage.

Factors Affecting Expenditures

1.                   Mobile Telephony Services

The principal components of our mobile telecommunications operating expenditures are the cost of services, sales and distribution expenses and indirect production and administrative costs.

Cost of Services

The cost of services for our mobile telephony business consists primarily of payments to other operators for delivering calls outside our network (interconnect costs), payments for the provision of fixed-line and microwave links between our and outside networks, and payments to telecommunications operators abroad for calls made by our mobile telephony customers in other systems. We also include certain costs of production and services personnel in cost of services. In addition, our costs in the Nordic market area include a portion of the payments to Banverket, the National Railway Administration and Svenska Kraftnät for the use of capacity on their trunk networks. Although we capitalized the initial payment to Banverket for the right to the base capacity, we expense annual payments for capacity in excess of such base capacity. See “Item 10: “Additional Information—Material Contracts” for a discussion of the Banverket arrangements.

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

Government regulation may also alter the cost of services. For example, Sweden’s National Post and Telecommunications Agency, or NPTA, has annually introduced new caps on interconnect rates for Telia Mobile. We expect that the NPTA may try to force Tele2 and Sweden’s other mobile telecommunications network operators to comply with similar caps. Such a reduction or cap could have an adverse effect on our business. See Item 3: “Key Information—Risk Factors.”

Sales and Marketing Expenses

Sales and marketing expenses include fixed commissions that are paid to dealers for the acquisition of customers, marketing contributions, variable dealer commissions, advertising and other marketing costs, as well as certain costs of sales and marketing personnel. Dealer commissions have fallen significantly from previous levels. Marketing contributions consist of contributions made to dealers to subsidize their marketing activities in connection with periodic sales campaigns. Marketing contributions vary according to the sales campaign but are not related to a dealer’s actual customer intake during a campaign. Competition has kept our fixed dealer commissions at relatively high levels. Variable dealer commissions consist of air-time commissions, which depend on the call volume of the customers obtained by each dealer. In recent years, our prepaid customer base has grown more rapidly than our contract customer base, and average sales and marketing expenses per prepaid customer are generally lower than for contract customers.

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

Administrative Costs

Administrative costs include salary and overhead expenditures relating to administrative functions and costs not attributable to other functions. Transcom World Wide, a company owned in part by Industri AB Kinnevik, performs customer service functions for us in exchange for a service fee that we believe is equivalent to compensation agreed at arm’s length. Because our customer base has been growing significantly, customer services account for an increasing share of the general administrative costs attributable to our mobile telephony services business.

Due to fraud prevention efforts, we have not incurred significant expenses associated with mobile telecommunications customer fraud to date. We also have not made any significant write-offs for bad debt in relation to our mobile telephony business.

Depreciation and Amortization

Depreciation and amortization costs primarily represent depreciation of telephony and office equipment and amortization of surplus. We include the portion of depreciation and amortization allocatable to assets employed in operating activities as part of cost of services. Other depreciation and amortization expenses are included in selling and administrative expenses. We allocate substantially all of our depreciation and amortization expenses to assets employed in operating activities.

Goodwill related to the acquisitions of Tango, Tele2 Eesti, Tele2 Latvia and Tele2 Russia will be amortized over a 20-year period and recorded as cost of services sold.

2.                   Fixed-line Telephony and Internet Services

Cost of Services and Revenues

Our cost of services for fixed-line telephony and Internet services includes the cost of interconnecting to the relevant state-owned or formerly state-owned public telecommunications operator’s networks or to the networks of other local operators, including mobile operators, and the cost of transmission and leased lines. We also include certain costs of production and services personnel in the cost of services. We expect that rates charged by state-owned or formerly state-owned public telecommunications operators will continue to fall, but that these expenses will increase overall, as our fixed-line customer base and total call volumes increase. The level of interconnect costs is an important factor in determining whether it is cost-effective for us to offer certain services. By transmitting calls along our own owned or leased network as far as possible before interconnecting with the network of any other operator for transmission of a call we are able to control, to a certain extent, the level of our fixed-line interconnect costs. See Item 4: “Information on the Company—Fixed-line Telephony and Internet—Infrastructure.”

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

We carry international calls between our countries of operation on direct leased lines across borders. These direct leased lines across borders offer significant cost advantages, as we do not have to use other carriers, usually the state-owned or former state-owned public telecommunications operators that have links across borders. Instead, we can carry the call on our leased lines directly to the relevant point of interconnection in the country in which the call is terminated. The interconnect costs payable by us to the relevant national public telecommunications operator are local call, rather than international call, termination costs.

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

Goodwill related to acquisitions of SEC, Datamatrix and Tele2 OÜ will be amortized over a 20-year period, and goodwill related to the acquisition of Alpha Telecom will be amortized over a 10-year period and recorded as cost of services sold.

3.                   Cable Television Services

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

4.                   Other Operations

3C incurs expenses relating to its credit card phone, fax and Internet telephony equipment, as well as commissions payable for use of the location of its equipment.

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

Depreciation and Amortization of the Acquisition Value of Fixed Assets

Depreciation and amortization according to plan is based on the acquisition value and estimated utilization period for fixed assets. The utilization period for machinery and technical plant is estimated to amount to between 2 to 25 years. All depreciation and amortization is straight-line over the utilization period. See Note 2 of the Notes to the Consolidated Financial Statements.

Amortization periods for goodwill are determined on the basis of each acquisition’s date and the acquisition’s estimated long-term, strategic significance. An amortization period of 20 years applies to corporate acquisitions in new markets. This means that goodwill arising from all strategic acquisitions in recent years (i.e., acquisitions in the Baltic States, continental Europe and Russia) is amortized over a period of 20 years. Our management conduct regular evaluations to confirm that these assumptions remain reasonable.

If technology develops more quickly than expected, or competition, regulatory requirements or market conditions develop differently than expected, this may affect the company’s future assessment of utilization periods. Changes to the assessments may in return affect operating profit/loss.

Impairment of Intangible Assets and Property, Plant and Equipment and Related Goodwill

Our management regularly makes assessments of the sustained value of intangible and tangible assets. If management identifies factors that involve a risk of reduced value of the particular assets, a revaluation of the asset is conducted by comparing the sum of future discounted cash flows with the asset’s book value. In cases in which the book value exceeds future discounted cash flows, a write down requirement emerges. The assessment of whether factors indicate an asset is vulnerable to a fall in value, the estimate of future cash flows (including discounting factors), and the final decisions regarding the fair value of the asset makes it necessary for management to utilize critical estimates and approximations. If the actual outcome varies from these estimates, or if we change these estimates in the future, this may have considerable impact on the results. See Note 11 and Note 12 of the Notes to the Consolidated Financial Statements.

Revenue Recognition

Revenue from mobile telephony services consists mainly of monthly fees from subscription customers.   This revenue is recognized at the time the mobile service is provided to the customer.  Unbilled subscription charges for the period from the last billing date to the end of the reporting period are shown as accrued income, and billed subscription charges for periods after the end of the reporting period are reported as deferred income.  Revenue from the sale of prepaid calling cards is reported as deferred income and is recognized as the customer uses the card.  The overriding principle followed is to match revenues with the provision of service and, accordingly, leaves little scope for subjectivity.

Revenue from fixed telephony services consists mainly of call time.  This revenue is recognized at the time the service is provided.  Revenue from international telephony traffic also consists of revenue from foreign telecommunications companies for traffic that goes through Tele2’s network.  Unbilled revenue from fixed telephony services to customers and from foreign telecommunications companies from the last billing date to the end of the period is reported as accrued income.

Deferred Taxes

The calculation of deferred taxes takes into consideration temporary differences, including a valuation of unutilized loss carry-forwards. Deferred tax assets are reported only for loss carry-forwards to the extent that the loss carry-forwards will be utilized against future profits. Our management conducts regular appraisals to confirm that previous assessments are reasonable. The valuation of deferred taxes is based on expectations about future results and market conditions, which by nature are subjective. Utilization of deferred tax assets may differ from the present estimates, which may affect future results. See Note 10 of the Notes to the Consolidated Financial Statements.

Reserves for Doubtful Accounts

Receivables are valued regularly and reported in the amounts expected to be paid. Reserves for doubtful receivables are based on various assumptions and historical experience. Payments received for doubtful receivables may vary from the amounts that have been reported in the financial statements. See Note 18 of the Notes to the Consolidated Financial Statements.

U.S. GAAP

Reconciliation with Swedish GAAP

Our financial statements are prepared in accordance with Swedish GAAP, which differ in certain respects from US GAAP. Adjustments that must be made for the purpose of reporting our profit (loss) for 2003 and shareholders’ equity as of December 31, 2003 in accordance with US GAAP amounted to SEK 1,461 million and SEK 9,242 million, respectively, of which SEK 6,431 million relates to calculating the share price and the value of net assets when we acquired SEC in 2000 and SEK 3,077 million relates to the reversal of amortization of goodwill.

The adjustments relate to: (i) transactions between companies under common control; (ii) valuation of acquired loss carry-forwards; (iii) amortization of goodwill; (iv) tangible fixed assets; (v) lease agreements; (vi) accounting for acquisitions through non-cash issue; (vii) accounting for step acquisitions; (viii) accounting for surplus value of acquisitions; (ix) stock options; (x) connection charge; (xi) deferred tax liability, (xii) changes in accounting principles; and (xiii) other. A detailed description of the differences and a quantification of their effects can be found in Note 39 of the Notes to the Consolidated Financial Statements.

Critical Accounting Policies under US GAAP

In order to prepare the reconciliation of our consolidated financial statements to US GAAP, the following critical accounting policies require significant judgments and estimates different from those used for Swedish GAAP.

Impairment of Intangible Assets and Property, Plant and Equipment and Related Goodwill

When assessing impairment of intangible and tangible fixed assets, and to calculate any write-down amount, Swedish accounting principles mandate that a future discounted cash flow be calculated and compared with the book value. According to US GAAP, a non-discounted cash flow is calculated to assess the need for any impairment write-down, while, as with Swedish accounting principles, a discounted cash flow is used to calculate any write-down amounts.

Swedish accounting principles stipulate the application of amortization of goodwill and other intangible assets. According to US GAAP, there is no amortization of goodwill and other intangible assets with an indefinite life from and including 2002. These assets instead undergo testing to determine whether impairment exist. The test is based on expected future cash flow of the reporting unit to which goodwill is attributable. Expected cash flow is based on the management’s best estimate but has an inherent uncertainty. Different estimates about the future may result in another valuation of goodwill.

Revenue Recognition

According to US GAAP, connection charges are recognized as revenue over the period in which there is a customer relationship, and direct charges are expenses immediately.  The estimated customer relationship period for which connection charges are recognized as revenue is approximately three years.  The deferral of connection charges in accordance with US GAAP resulted in a reduction of revenues by SEK 113 million.

Effects of New Accounting Pronouncements

US GAAP

In May 2003, the FASB issued SFAS 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity (FAS 150). The statement establishes standards on how to classify and measure certain financial instruments with characteristics of both liabilities and equity and requires additional disclosures regarding alternative ways of settling instruments and the capital structure of entities all of whose shares are mandatory redeemable. The provisions of FAS 150 were effective for all financial instruments entered into or modified after May 31, 2003, and otherwise was effective the first interim period beginning after June 15, 2003. However, the guidance applying to mandatorily redeemable noncontrolling interests has been deferred. The Company does not expect this statement to have a material impact on the financial statements.

In April 2003, the FASB issued SFAS 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities (FAS 149). FAS 149 generally improves financial reporting for derivative instruments by requiring that contracts with comparable characteristics be accounted for similarly and by clarifying when a derivative contains a financing component that warrants special reporting in the statement of cash flows. The guidance in SFAS 149 was effective prospectively for contracts entered into or modified and for hedging relationships designated after June 30, 2003. The Company has evaluated the impact of this statement and does not expect it to have a material impact on the financial statements.

In December 2003, the FASB issued SFAS 132 (revised 2003), “Employers’ Disclosures about Pensions and Other Postretirement Benefits” (“SFAS 132(R)”). The provisions of that Statement do not change the measurement and recognition provisions of SFAS No. 87, “Employers’ Accounting for Pensions,”

SFAS No. 88, “Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits,” and SFAS No. 106, “Employers’ Accounting for Postretirement Benefits Other Than Pensions.” SFAS No. 132(R) replaces SFAS No. 132, “Employers’ Disclosures about Pensions and Other Postretirement Benefits,” and requires additional disclosures pertaining to plan assets, benefit obligations, key assumptions, and the measurement date.  This standard is effective for domestic plans for the reporting period after December 15, 2003 (and June 15, 2004 for disclosure of estimated future benefit payments) and for foreign plans and non-public entities for interim periods ending after December 15, 2003 and for years ending after June 15, 2004.  The Company accounts for its pension plans on a multi-employer basis and has provided the required disclosures under SFAS 132(R).

In January 2003, the FASB issued FASB Interpretation (“FIN”) No. 46, “Consolidation of Variable Interest Entities - an interpretation of ARB No. 51” (“FIN 46”).  The interpretation addresses consolidation by business enterprises of Variable Interest Entities (“VIEs”) that either: (1) do not have sufficient equity investment at risk to permit the entity to finance its activities without additional subordinated financial support, or (2) the equity investors lack an essential characteristic of a controlling financial interest.  FIN 46 requires disclosure of VIEs in financial statements issued after January 31, 2003, if it is reasonably possible that as of the transition date: (1) the enterprise will be the primary beneficiary of an existing VIE that will require consolidation or, (2) the enterprise will hold a significant variable interest in, or have significant involvement with, an existing VIE. In December 2003, the FASB further revised FIN 46 through FIN 46R, “Consolidation of Variable Interest Entities” (“FIN 46R”).  FIN 46R changes the effective date for certain entities and makes other significant changes to FIN 46 based on implementation issues that arose during 2003.  Tele2 is required to adopt FIN 46R on January 1, 2004 and is currently in the process of evaluating the provisions of this standard.

In November 2002, the Emerging Issues Task Force reached a consensus on EITF Issue No. 00-21, “Revenue Arrangements with Multiple Deliverables” (“EITF 00-21”). EITF 00-21 provides guidance on how to account for arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets. The provisions of EITF 00-21 apply to revenue arrangements entered into in fiscal periods beginning after June 15, 2003 and did not have a material impact on the Company’s consolidated financial statements.

In December 2003, the Staff of the Securities and Exchange Commission (SEC or the Staff) issued Staff Accounting Bulletin No. 104 (“SAB 104”), “Revenue Recognition”, which supercedes SAB 101, “Revenue Recognition in Financial Statements.”   SAB 104’s primary purpose is to rescind accounting guidance contained in SAB 101 related to multiple element revenue arrangements, superceded as a result of the issuance of EITF 00-21. Additionally, SAB 104 rescinds the SEC’s Revenue Recognition in Financial Statements Frequently Asked Questions and Answers (the FAQ) issued with SAB 101 that had been codified in SEC Topic 13, Revenue Recognition. Selected portions of the FAQ have been incorporated into SAB 104. While the wording of SAB 104 has changed to reflect the issuance of EITF 00-21, the revenue recognition principles of SAB 101 remain largely unchanged by the issuance of SAB 104. The application of SAB 104 had no impact to the consolidated financial statements for fiscal 2003.

Swedish GAAP

From January 1, 2005, we will change over to reporting in accordance with the international IAS/IFRS (International Financial Reporting Standards) accounting standards. A gradual changeover has already taken place in Sweden, involving, by and large, the adoption of the recommendations of the Swedish Financial Accounting Standards Council to comply with the international regulations. We are already following the recommendations issued by the Swedish Financial Accounting Standards Council and are therefore already largely in compliance with the international regulations. As a consequence of this gradual transition, we expect no major changes to be made in its reports up to and including 2005.

The most significant difference between our current accounting principles and the future IFRS principles is expected to be the fact that goodwill will no longer be amortized in a straight line but based on an annual assessment of write-down requirements.

We are continually following changes in this area, making plans and working to reach a stage where the company will be able to submit its quarterly report on March 31, 2005, including comparative figures, in accordance with the IAS/IFRS.  We are also reviewing reporting procedures so that the required data can be collected for the financial statements for 2005.

Consolidated Results of Operations

Acquisitions and Divestitures

During the three years ended December 31, 2003, we acquired shares in a number of companies and, as a consequence, the financial results of many of these companies were consolidated in our financial statements for the first time during that three-year period. The principal consolidated subsidiaries acquired by us during the three years ended December 31, 2003, and the dates on which these entities became consolidated subsidiaries, are set out below.

•                  Alpha Telecom (market area Branded products and services). In February 2003, we acquired Alpha Telecom in UK. The subsidiaries of the Alpha Group became consolidated subsidiaries on February 15, 2003. See Item 4: “Information on the Company—Recent Acquisitions and Divestitures— Acquisition of Alpha Telecom (United Kingdom).”

•                  Estonia and Lithuania (market area Eastern Europe & Russia). On December 31, 2001, we acquired the remaining 81% of Tele2 OU (formerly OU Levicom BroadBand). See Item 4: “Information on the Company—Recent Acquisitions and Divestitures—Acquisition of Tele2 OU (the Baltic States).” The subsidiaries of the Tele2 OU Group became consolidated subsidiaries on December 31, 2001.

•                  Russia (market area Eastern Europe & Russia). In December 2001, we acquired Tele2 Russia Telecom BV Group (formerly Fora Telecom BV) in Russia. The subsidiaries of the Tele2 Russia Group became consolidated subsidiaries on December 1, 2001. See Item 4: “Information on the Company—Recent Acquisitions and Divestitures—Acquisition of Tele2 Russia Telecom BV (Russia).”

•                  Transcom World Wide (market area Luxembourg). In January 2001, we sold our 37.5% shareholding in Transcom Worldwide S.A., an associated company of SEC and a provider of call center services, to Kinnevik, a related company. The purchase price was based on the share price 60 trading days after Transcom was listed on the Stockholmsbörsen (Stockholm Exchange). See Item 4: “Information on the Company—Recent Acquisitions and Divestitures—Divestiture of Transcom Worldwide, S.A.”

The Income Statement in 2003 was affected by the acquisition of Alpha Telecom in February 2003. The contribution of Alpha Telecom in 2003 amounted to SEK 919 million of our aggregate revenues in 2003. Total revenues for Alpha Telecom in 2003 represented 40.3% of total revenues for the Branded products and services market area.

The acquisition of Tele2 OÜ (“Levicom operations”) in the Baltic States and Tele2 Russia Telecom BV (“Russian operations”) (both in market area Eastern Europe & Russia) during 2001 did not have any significant effect on the income statement in 2001 since the Levicom operations were not included in the income statement that year and the Russian operations only affected the income statement for the one month during which they were consolidated. The contribution of the Russian operations during 2002 amounted to SEK 366 million, which amounted to 1.2% of our aggregated revenues or 15.8% of the total revenues for the Eastern Europe & Russia market area. The Levicom operations represent 0.4% of our aggregated revenues for 2002.

Results of Operations

During 2003, we grew faster than our competitors, with an organic growth rate of 15% (excluding Alpha Telecom) and managed to generate record cash flow provided by operating activities to date, amounting to SEK 6.0 billion. We also increased pre-tax profits by more than SEK 0.5 billion to SEK 1.3 billion, even though we had one-off items totaling SEK –0.9 billion charged against profits before tax. We expect to continue to prioritize maintaining a balance between customer growth, profitability and cash flow in 2004. We are continuing to focus on cutting costs in an effort to win new customers, reduce customer turnover (or churn) and control operating expenses.

Results of Operations for 2003 as Compared with 2002

Operating Revenues

Tele2 had total operating revenue of SEK 36,911 million in 2003, compared with SEK 31,282 million in 2002.

Our total operating revenues are generated from our six market areas. The Nordic market area represented 35% of total revenues for our group in 2003. Continental Europe is growing rapidly and Southern Europe and Central Europe represented 28% and 20%, respectively, of total revenues in 2003. The contribution of each of our market areas to our total revenues in 2003 was as follows: Nordic with SEK 12,970 million (2002: SEK 13,566 million) affected by one-off items of SEK –374 million (2002: SEK 237 million), Eastern Europe & Russia with SEK 3,006 million (2002: SEK 2,320 million), Central Europe with SEK 7,502 million (2002: SEK 5,689 million), Southern Europe with SEK 10,233 million (2002: SEK 8,105 million), Luxembourg with SEK 917 million (2002: SEK 754 million) and Branded products & services with SEK 2,283 million (2001: SEK 848 million).

Our total operating revenues are generated from four business areas, of which Fixed telephony & Internet represented 70% of revenues for our group and Mobile telephony represented 28% in 2003. CableTV and Other operations each represent 1% of total revenue. Mobile telephony grew by 14% and Fixed telephony & Internet grew by 25% in 2003. See Note 1 of the Notes to the Consolidated Financial Statements.

In 2003, revenues increased to SEK 10,233 million in our Southern Europe market area, an increase of SEK 2,128 million, or 26%. Central Europe had an increase of SEK 1,813 million, or 32%. The total number of customers in the same period increased by 36% for Southern Europe and 42% for Central Europe. These increases are due in part to local pre-selection being steadily introduced throughout Europe in 2002 and 2003. Fixed telephony operations in continental Europe continued to show sharp growth, and as of December 31, 2003, had 11 million customers. With local pre-selection already available in the Netherlands since August 2002 and with its introduction in Germany 2003, Central Europe experienced similar benefits during 2003 to those Southern Europe experienced in 2002.

Eastern Europe & Russia experienced growth of 30%, or SEK 686 million, in 2003. The total number of customers in the Eastern Europe & Russian market area increased by 95% during 2003.

Nordic had operating revenue of SEK 12,970 million, or a decrease of –4%, mainly due to one-off items of SEK –374 million (2002: SEK 237 million), regarding mobile telephony in Sweden. For the Nordic market area, mobile telephone revenues increased by 7% from 2002 to 2003, and the number of customers increased during the same period by 12%. Revenues from fixed telephony and Internet decreased by -4% in 2003, compared with an increase of 13% in the number of customers in 2003. Tele2 Sweden is the largest operation in the Nordic market area. Tele2 Sweden has 3.3 million mobile telephony customers.

Luxembourg had growth of 22%, or SEK 163 million, and an increase of operating revenues for Branded products & services of SEK 1,435 million was mainly due to the acquired Alpha Telecom during 2003.

Operating Costs

Total operating costs increased by 18% from SEK 29,740 million in 2002 to SEK 35,039 million in 2003. Operating costs consisted, in 2003, of 66% of costs of service sold, 25% of selling costs and 9% of administrative expenses, which is almost the same as in 2002.

Cost of services sold (“CoS”) increased by SEK 3,219 million, or 16%, from SEK 19,890 million in 2002 to SEK 23,109 million in 2003, due in large part to volume growth in most market areas. For 2003, selling expenses amounted to SEK 8,820 million, an increase of SEK 1,541 million, or 25%, from SEK 7,279 million for 2002, due to higher marketing and sales costs in countries and market areas with higher growth. Administrative expenses increased by SEK 539 million, or 21%, from SEK 2,571 million in 2002 to SEK 3,110 million in 2003.

The increased CoS were driven mainly by the market areas where we experienced strong revenue growth, Southern Europe, Nordic, Eastern Europe & Russia and Central Europe. In all of these market areas CoS is influenced by two factors: continually decreasing interconnect and network capacity costs, offset by the steadily increasing volume growth. Selling cost per gross new customer increased in 2003 compared to 2002. We expect this cost to continue to increase as markets mature, and customers become more and more reluctant to change telecommunications operator.

Administrative expenses increased by a lower percentage than the increase in revenue. We believe this to be the result of administrative economies of scale, and expect a further decrease of administrative costs in relation to revenue as we continue to grow.

Other Operating Revenue and Other Operating Expenses

Other operating revenue increased during 2003 by SEK 28 million to SEK 78 million, due to higher exchange rate gains in business operations of SEK 14 million, lower capital gains of SEK -7 million relating to the sale of fixed assets, and higher other revenues from secondary operations of SEK 21 million. See Note 3 of the Notes to the Consolidated Financial Statements.

Other operating expenses increased by SEK 4 million to SEK 66 million in 2003. This development was mainly attributable to lower exchange losses from operations of SEK 5 million, a higher capital loss of SEK 11 million relating to disposal of fixed assets, and lower other expenses from secondary operations of SEK 2 million. See Note 4 of the Notes to the Consolidated Financial Statements.

Adjusted EBITDA

Adjusted EBITDA (operating profit/loss before depreciation and amortization) was SEK 5,710 million (2002: SEK 5,127 million), an increase of SEK 583 million, with an adjusted EBITDA margin of 15% (2002: of 16%).

The adjusted EBITDA margin in the Nordic market area decreased from 35% to 30%, or from 34% to 32% before one-off items affecting operating revenue for mobile telephony in Sweden. Mobile telephony EBITDA margin decreased from 49% to 45%, while fixed telephony and Internet EBITDA margin decreased from 18% to 14%. Eastern Europe & Russia contributed an adjusted EBITDA margin of 20% (2002: 23%), with a strong customer intake, notably in Russia. Southern Europe improved adjusted EBITDA margin significantly to 10% in 2003, compared with -1% in 2002. Central Europe increased adjusted EBITDA margin to 2% in 2003 from –1% in 2002. Luxembourg showed decreasing adjusted EBITDA margin from 17% in 2002, to 9% in 2003. The strong improvements of adjusted EBITDA margins for continental Europe demonstrated that our subsidiaries, according to plan, in country after country report positive adjusted EBITDA about three years after start-up. This was mainly a result of effective cost control, rolling out our concept across Europe, and from the benefits that flowed from our experience with previously deregulated markets. See Note 2 of the Notes to the Consolidated Financial Statements.

Operating Profit/Loss (“EBIT”)

Operating profit/loss (“EBIT”) was SEK 1,884 million (2002: SEK 1,530 million), an increase of SEK 354 million, with an EBIT margin of 5% (2002: of 5%). The difference between EBIT and adjusted EBITDA is depreciation and amortization of SEK –3,597 in 2002 and SEK –3,826 million in 2003. The increase in depreciation and amortization is to the amount of SEK –322 million due to the tax effect of the year’s valued loss carry-forwards related to acquired loss carry-forwards which at the time of acquisition were valued at zero. This value, adjusted to the remaining depreciation period of the acquisition’s goodwill, has reduced the book value of goodwill through a group depreciation/amortization in the income statement. Increase of depreciation and amortization is also affected by a write-down of fixed assets amounted to SEK –172 million, and relates to an Atlantic undersea cable in which Tele2 invested in the late 1990s. In addition, depreciation from the Alpha operations was fully consolidated for the first time in 2003. See Note 2 of the Notes to the Consolidated Financial Statements.

The EBIT margin in the Nordic market area decreased from 26% to 22% in 2003, or 24% before one-off items affecting operating revenue for mobile telephony in Sweden (2002: 24%). Mobile telephony accounted for 39% (2002: 37%) and fixed telephony and Internet accounted for 6% (2002: 11%). Eastern Europe contributed an EBIT margin of 6% in 2003 (2002: 7%). Southern Europe and Central Europe improved EBIT margin significantly to 9% and 0% respectively in 2003, compared with -3% and -4% respectively for 2002. Luxembourg showed a decrease to -12% compared with 5% in 2002. Explanations of the changes to EBIT are the same as stated under the section “Adjusted EBITDA” above.

Results from Associated Companies

Loss on shares in associated companies in 2003 decreased from SEK -41 million in 2002 to SEK –18 million in 2003, mainly attributable to lower losses of Everyday Webguide AB, higher losses of Svenska UMTS-nät AB and no loss of OJSC Moscow Cellular Communications. See Note 5 of the Notes to the Consolidated Financial Statements.

The sale in 2002 of Moscow Cellular Communications resulted in a capital gain of SEK 5 million.

Net Interest Expenses and Other Financial

Net interest expenses and other financial items totaled SEK –599 million in 2003 (2002: SEK –698 million), a decrease of 14% including write-down costs.

Profit on other securities and receivables classified as fixed assets declined from SEK –84 million in 2002 to SEK –70 million in 2003. During 2003 and 2002 a write-down of SEK –75 million and SEK –86 million affected the result attributable to shares in Travellink AB and Modern Holdings Inc respectively. See Note 7 of the Notes to the Consolidated Financial Statements.

Other interest revenues and similar income decreased from SEK 165 million in 2002 to SEK 106 million in 2003, attributable to lower penalty interest revenue, bank balance interest revenue, and an exchange rate loss instead of a gain on financial current assets. See Note 8 of the Notes to the Consolidated Financial Statements.

Interest expense and similar costs totaled SEK –635 million for 2003, a decrease of 18% from the SEK –779 million recorded for 2002. Interest on loans decreased by SEK 200 million, or 29%. The average interest rate applied to debt outstanding decreased to 5.0% compared to 6.4% the same period last year. Exchange rate gains on financial liabilities decreased by SEK 60 million to be a loss of –3 million compared with a gain of 57 million last year. See Note 9 of the Notes to the Consolidated Financial Statements.

Profit/Loss After Financial Items (“EBT”)

Profit/loss after financial items (“EBT”) amounted to SEK 1,267 million (2002: SEK 796 million).

Tax on Profit/Loss for the Year

Tax on net profit for the year amounted to SEK 1,092 million (2002: SEK –574 million), which was positively affected by SEK 2,011 million (2002: SEK 576 million) in respect of a valuation of loss carry-forwards in a number of European companies as a consequence of improved results in continental Europe.

Deferred tax assets are reported for loss carry-forwards only to the extent that the loss carry-forward can be utilized against future profits. Due to the improved results in continental Europe, the tax effect of deferred tax assets totaling SEK 2,011 million (2002: SEK 576 million) has been recognized in the income statement in 2003. Total losses carried forward for the Group as of December 31, 2003, amounted to SEK 18,486 million (2002: SEK 19,173 million), of which SEK 11,575 million (2002: SEK 7,881 million) has been utilized for deferred tax accounting and the remainder, SEK 6,911 million (2002: SEK 11,292 million), is valued to zero. Some of the tax effects of the year’s valued loss carry-forwards relates to acquired loss carry-forwards, which at the time of acquisition were valued to zero. This value, adjusted to the remaining depreciation period of the acquisition’s goodwill, has reduced the book value of goodwill through depreciation of SEK –322 million in the income statement. Remaining acquired unvalued loss carry-forwards amount to SEK 1,241 million with a tax effect of SEK 558 million. See Note 10 of the Notes to the Consolidated Financial Statements.

For the years ended December 31, 2003 and 2002, certain one-time items impacted the effective tax rates, which amounted to a positive rate of 86.2% in 2003 and a negative rate of 72.1% in 2002. The effective tax rates were impacted by a SEK 1,700 million (2002: SEK 576 million) revaluation of a loss carry-forward in a number of European companies in 2003. As a result, these rates should not be considered indicative of effective rates expected in future years.

Profit/Loss for the Year

Profit after tax in 2003 was SEK 2,396 million (2002: SEK 223 million). Earnings per share in 2003 were SEK 16.20 (2002: SEK 1.51) on a fully diluted basis.

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

Our total operating revenues are generated from four business areas, of which Fixed telephony & Internet represented 68% of revenues for our group and Mobile telephony represented 30% in 2002. Both CableTV and Other operations represent 1% each of total revenue. Mobile telephony grew by 29% and Fixed telephony & Internet grew by 21% in 2002. See Note 1 of the Notes to the Consolidated Financial Statements.

In 2002, revenues increased to SEK 8,105 million in our Southern Europe market area compared with SEK 5,124 million in 2001, a 58% rise, and Central Europe had an increase of SEK 845 million, or 17%. The total number of customers in the same period increased by 20% for Southern Europe and 12% for Central Europe. These increases are due in part to local pre-selection being steadily introduced throughout Europe in 2002, when it was widely available in, for example, Sweden, Denmark, France, Spain and Italy. Local pre-selection made a major contribution to growth in Southern Europe during the year, with revenue increasing by 58%.

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

Nordic and Luxembourg each had growth of 14%, or SEK 1,668 million and SEK 91 million respectively. A decrease of operating revenues for Branded products & services was mainly due to Optimal Telecom being moved to market area Nordic with effect from January 1, 2002. For the Nordic market area, mobile telephone revenues increased by 18% from 2001 to 2002, and the number of customers increased during the same period by 22%. Revenues from fixed telephony and Internet increased by 14% in 2002, compared with a change of –4% in the number of customers in 2001, adjusted to account for the group-wide definition of customers adopted as of January 1, 2002. Tele2 Sweden is the largest operation in the Nordic market area. Tele2 Sweden has more than 3 million mobile telephony customers, reflecting growth during 2002 when Tele2 Sweden expanded faster than its two primary competitors, attaining a market share of more than 50% of the total number of new customers for the year.

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

The increased costs of service sold (“CoS”) were driven mainly by the market areas where we experienced strong revenue growth, Southern Europe, Nordic, Eastern Europe & Russia and Central Europe.

Southern Europe, contributing 48% of the revenue growth, accounted for 60% of the increased CoS. Nordic, contributing 27% of the revenue growth, accounted for 21% of the increased CoS. Eastern Europe & Russia, contributing 19% of the revenue growth, accounted for 26% of the increased CoS. Central Europe, contributing 14% of the revenue growth, accounted for 1% of the increased CoS. Branded products & services had a decrease in revenues as a result of Optimal Telecom’s move to the Nordic market area.

In all of the above Market Areas, CoS is influenced by two factors: continually decreasing interconnect and network capacity costs, offset by the steadily increasing volume growth. Selling cost per gross new customer increased in 2002 compared to 2001. We expect this cost to continue to increase as markets mature, and customers become more and more reluctant to change telecommunications operator.

Administrative expenses increased by a lower percentage than the increase in revenue. We believe this to be the result of administrative economies of scale, and expect a further decrease of administrative costs in relation to revenue as we continue to grow.

Other Operating Revenue and Other Operating Expenses

Other operating revenue decreased during 2002 by SEK 139 million to SEK 50 million, primarily due to lower revenue from rental of capacity and antenna installations in Sweden of SEK 64 million, lower exchange rate gains in business operations of SEK 9 million, higher capital gains of SEK 7 million relating to the sale of fixed assets and lower other revenues from secondary operations of SEK 73 million. See Note 3 of the Notes to the Consolidated Financial Statements.

Other operating expenses decreased by SEK 13 million to SEK –62 million in 2002. This development was mainly attributable to higher exchange losses from operations of SEK 15 million and a lower capital loss of SEK –28 million relating to disposal of fixed assets. See Note 4 of the Notes to the Consolidated Financial Statements.

Adjusted EBITDA

Adjusted EBITDA (operating profit/loss before depreciation and amortization) was SEK 5,127 million (2001: SEK 1,698 million), an increase of SEK 3,429 million, with an adjusted EBITDA margin of 16% (2001: of 7%).

The adjusted EBITDA margin in the Nordic market area increased from 32% to 35%, of which mobile telephony accounted for 55% (2001: 54%) and fixed telephony and Internet accounted for 22% (2001: 21%). The adjusted EBITDA margin for fixed telephony operations in Sweden remains within our profitability target. Eastern Europe & Russia contributed an adjusted EBITDA margin of 23% (2001: 24%), with a strong customer intake, notably in the Baltic States. Southern Europe and Central Europe improved adjusted EBITDA margin significantly to –1% for both areas in 2002, compared with –26% and –13% respectively in 2001. In addition, Luxembourg showed strong improvement, increasing adjusted EBITDA margin to 17% in 2002, compared with 1% in 2001. The strong improvements of adjusted EBITDA margins for continental Europe demonstrated that our subsidiaries, according to plan, in country after country report positive adjusted EBITDA about three years after start-up. This was mainly a result of effective cost control, rolling out our concept across Europe, and from the benefits that flowed from our experience with previously deregulated markets. See Note 2 of the Notes to the Consolidated Financial Statements.

Fixed telephony operations in continental Europe continued to show sharp growth, and as of December 31, 2002, had 8.5 million customers. Combined, Southern and Central Europe reached breakeven at the adjusted EBITDA level during 2002. Growth of 58% in Southern Europe was driven through the introduction of local pre-selection.

Operating Profit/Loss (“EBIT”)

Operating profit/loss (“EBIT”) was SEK 1,530 million (2001: SEK –1,356 million), an increase of SEK 2,886 million, with an EBIT margin of 5% (2001: of –5%). The additional decrease compared with the change in EBITDA is an increase of depreciation and amortization of from SEK –3,054 in 2001 to SEK –3,597 million in 2002. The increase in depreciation and amortization is mainly attributable to Tele2 Norway’s return of its UMTS license, whereby the net book value of capitalized costs was eliminated in its entirety and was charged against depreciation for the year in an amount of SEK –400 million. In addition, depreciation from the Russian operations and the Tele2 OU operations, both acquired at the end of 2001, were fully consolidated for the first time in 2002. See Note 2 of the Notes to the Consolidated Financial Statements.

The EBIT margin in the Nordic market area increased from 24% to 26% in 2002, of which mobile telephony accounted for 49% (2001: 48%) and fixed telephony and Internet accounted for 13% (2001: 10%). Eastern Europe contributed an EBIT margin of 7% in 2002 (2001: –1%). Southern Europe and Central Europe improved EBIT margin significantly to –3% and –4% respectively in 2002, compared with –28% and –15% respectively for 2001. In addition, Luxembourg showed strong improvements to 5% compared with –17% in 2001. Explanations to changes of EBIT are the same as stated under the section “Adjusted EBITDA” immediately above.

Results from Associated Companies

Loss on shares in associated companies in 2002 decreased from SEK –58 million in 2001 to SEK –41 million in 2002, mainly attributable to lower losses of Everyday Webguide AB. See Note 5 of the Notes to the Consolidated Financial Statements.

The sale in 2002 of Moscow Cellular Communications and the sale in 2001 of Transcom Worldwide S.A. resulted in a capital gain of SEK 5 million and SEK 91 million respectively. See Note 6 of the Notes to the Consolidated Financial Statements.

Net Interest Expenses And Other Financial

Net interest expenses and other financial items totaled SEK –698 million in 2002 (2001: SEK –621 million), an increase of 12% including write-down costs, or a decrease of 1% before write-down.

Profit on other securities and receivables classified as fixed assets declined from SEK 4 million in 2001 to SEK –84 million in 2002. During 2002 a write-down of SEK –86 million affected the result attributable to shares in Modern Holdings Inc. See Note 7 of the Notes to the Consolidated Financial Statements.

Other interest revenues and similar income increased from SEK 65 million in 2001 to SEK 165 million in 2002, mainly attributable to penalty interest revenue and higher bank balance interest revenue compared to last year. See Note 8 of the Notes to the Consolidated Financial Statements.

Interest expense and similar costs totaled SEK –779 million for 2002, an increase of 13% from the SEK –690 million recorded for 2001. Interest on loans increased by SEK –122 million, or 22%. The average interest rate applied to debt outstanding increased to 6.4% compared to 6.3% the same period last year. Exchange rate gains on financial liabilities increased by SEK 55 million and other financial expenses increased by SEK 43 million related to our five year senior loan facility agreement settled during 2001 with full year affect first time in 2002. See Note 9 of the Notes to the Consolidated Financial Statements.

Profit/Loss After Financial Items (“EBT”)

Profit/loss after financial items (“EBT”) amounted to SEK 796 million (2001: SEK –1,944 million), with the difference from the prior year being attributable to the improved profitability throughout the Group.

Tax on Profit/Loss for the Year

Tax on net profit for the year amounted to SEK –574 million, which was positively affected by SEK 576 million in respect of a revaluation of loss carry-forwards in a number of European companies. In 2001, tax on net profit was SEK 2,335 million, which reflected the tax effects in Swedish operations, and a tax effect of SEK 3,082 million in connection with the restructuring of SEC.

A deferred tax receivable in the case of loss carry-forwards is reported only to the extent that it is estimated that it can be utilized in the near future. Due to the improved results in Nordic, Eastern Europe and continental Europe, deferred tax receivables have been recognized in the profit and loss statement in 2002. Total losses carried forward for the Group as of December 31, 2002 amounted to SEK 19,173 million, of which SEK 7,881 million had been utilized for deferred tax accounting and the remaining part, SEK 11,292 million, is valued to zero. Deferred tax receivables will currently be recognized in future profit and loss statement when the criteria for doing so are met for the Group’s subsidiaries throughout Europe. See Note 10 of the Notes to the Consolidated Financial Statements.

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

Liquidity and Capital Resources

Our primary sources of liquidity have been cash generated by our operations, mainly from Swedish operations, but also from our other operations that are starting to generate positive cash flow.  Liquidity is also provided by our secured long-term bank loans from external lenders. As of December 31, 2003, we had cash and bank balances of SEK 2.8 billion and a liquidity of SEK 3.4 billion after reductions for restricted funds of SEK 0.9 billion and the addition of un-utilized overdraft facilities and credit lines of SEK 1.5 billion. See “ —Borrowings.” We intend to meet our current and future cash requirements from cash flow from operations. In the immediate future we anticipate that our primary needs will be investments in the Russian operations and in capital expenditures and marketing expenditures in both fixed and mobile business areas in the market areas where we are experiencing the strongest growth. In the fiscal year 2003 we paid a dividend of SEK 3 per share, or an aggregate amount of SEK 443 million.

Cash Flow

The following table sets forth certain information about the cash flows of the Tele2 Group for the periods indicated.

	Year ended December 31,
	2001	2002	2003
	(SEK in millions)

Cash flows from operations	1,161	4,564	5,062
Change in working capital	(748)	(199)	912
Net cash provided by operating activities	413	4,365	5,974
Net cash used in investing activities	(1,467)	(2,516)	(2,556)
	(1,054)	1,849	3,418
Net cash from financing activities	1,793	(1,398)	(2,940)
Net change in cash	739	451	478

Cash at the end of period	2,275	2,473	2,773
of which, blocked funds	897	870	830

Net cash provided by operating activities increased by SEK 1,609 million (2002: SEK 3,952 million) to SEK 5,974 million in 2003 (2002: SEK 4,365 million). The improved cash flow for 2003 and 2002 is mainly due to improvements of operations within all market areas.

Cash used in investing activities of SEK 2,556 million (2002: SEK 2,516 million) primarily consists of capital expenditures relating to infrastructure and acquisition of new businesses. See Note 12 of the Notes to the Consolidated Financial Statements.

Net cash provided by financing activities of SEK –2,940 million (2002: SEK –1,398 million) decreased in 2003 due to amortization of loans. See “—Borrowings.”

Borrowings

In 2001, Tele2 Sverige AB signed a five-year bank finance facility for SEK 10.8 billion, guaranteed by ABN Amro, CIBC World Markets, ING Bank, Nordea, The Royal Bank of Scotland and West LB. The loan is partly denominated in SEK and partly in EUR. The five-year bank financing facility with amortization is divided up into three tranches. The SEK 9.4 billion agreed in Tranche A is to be repaid in seven repayments, and each amortization amounts to between 5% and 15% of the original loan amount. The remaining 17.5% of the loan, minus any voluntary repayments, is to be repaid by June 30, 2006. During 2003, repayment of Tranche A was made in the amount of SEK 2,746 million. The potential to borrow under Tranche B is limited to SEK 1.1 billion and is to be repaid by June 30, 2006. Tranche C, amounting to SEK 250 million, was repaid in its entirety in 2002. See Item 10: “Additional Information—Material Contracts.”

In 2003, UMTS investments in Tango and Liechtenstein of SEK 72 million were financed by a loan from Ericsson, and mobile network investments in Russia of SEK 126 million were financed by a loan from SEB. The following table summarizes our current external interest-bearing indebtedness outstanding as of December 31 of the years indicated.

	December 31,
	2001	2002	2003
	(SEK in millions)

Five-year Bank Facility	10,541	9,298	6,152
Bank loan facilities	—	—	—
Banque Invik	881	755	681
SEB	—	—	126
Ericsson S.A./N.V.	—	—	72
Other bank loan facilities	17	4	1
Financial leases	149	196	169
Other interest-bearing liabilities	266	28	35
Total	11,854	10,281	7,236
Of which mature within one year	882	2,382	2,461

Restrictive Covenants

The five-year loan facility is based on requirements involving the fulfillment of certain financial key ratios. We expect to fulfill these requirements. The loan liability carries a rate of interest corresponding to Euribor and Libor, plus an interest margin. The interest margin, which is based on indebtedness in relation to EBITDA, starts at 2.25% and is reduced in line with the improvement in EBITDA. At December 31, 2002, we attained the minimum interest differential of 0.75% with effect from February 2003.

The five-year loan facility entails a certain curtailment of Tele2 Group’s potential to raise other external loans and the potential to provide assets as collateral. See Note 24 of the Notes to the Consolidated Financial Statements.

The average rate of interest on loan liabilities during 2003 was 5.0% (2002: 6.4%).

Working Capital and Investments

The following table summarizes the capital resources of the Tele2 Group for the periods indicated.

	Year ended December 31,
	2001	2002	2003
	(SEK in millions)
Change in working capital	(748)	(199)	912
Capital expenditures(1)	2,145	1,890	1,890

Split by Market Area:
Nordic	1,029	902	454
Eastern Europe & Russia	328	594	987
Central Europe	149	135	186
Southern Europe	454	142	118
Benelux	122	94	130
Branded Products and Services	63	23	15
	2,145	1,890	1,890
Split by Business Area:
Mobile Telephony	789	998	1,250
Fixed and Internet	1,272	794	545
Cable TV	52	85	32
Other Operations	32	13	63
	2,145	1,890	1,890

(1)                                  Not including acquisitions and purchases of assets and shares from Group companies and changes in long-term lending.

We have incurred, and expect to continue to incur, capital expenditures in order to build and expand our operations. The vast majority of our capital expenditures over the past three years have consisted of telecommunications infrastructure costs and the acquisition of licenses. We believe that we have completed most of the significant further capital expenditures associated with building up our backbone infrastructure and network of licenses. However, we expect significant investment in the market areas where we are experiencing the strongest growth. The continued build out of GSM networks in our Russian operations will necessitate capital expenditure. Lastly, we are continually evaluating opportunities to enhance or expand our telecommunications activities through joint ventures with strategic partners and also through targeted acquisitions, which may require us to commit substantial parts of our cash flow from operations and/or incur additional indebtedness.

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

In March 2001, we signed an agreement to form a joint UMTS network company with TeliaSonera in Sweden. We decided on the joint venture with TeliaSonera as the most effective way to limit our costs in building the necessary infrastructure and generate a more rapid return on our invested capital. Both we and TeliaSonera can use our existing GSM network as a base upon which to build the new network, reducing the need for new transmitting masts and reducing the environmental impact of the build out. The joint venture is

50%-owned by each party, through both equity and guarantees of the financing obtained by the joint venture. During 2003, an agreement was made with a banking consortium to reduce the total loan facility for Svenska UMTS-nät AB from SEK 11 billion to SEK 7 billion. We and TeliaSonera each guarantee any amounts outstanding under this loan facility up to the extent of our 50% interest in the joint venture, or SEK 3.5 billion. The joint venture will build and maintain the UMTS network and will own the license. We will continue to compete with TeliaSonera for customers, on the basis of both prices and services offered. The terms of the joint venture were approved by the relevant competition authorities in March 2002. See Item 4: “Information on the Company—Products and Services—Mobile Telephony—Markets—Nordic—Sweden.”

Fixed-Line and Internet

We have largely completed the build-up of our fixed-line network’s backbone infrastructure. We expect, however, that Svenska Kraftnät in Sweden will continue, in accordance with our needs over the next few years, to lay fiber optic cable in its system, which we have the right to lease on an exclusive basis. See Item 4: “Information on the Company—Fixed-line Telephony and Internet Services—Infrastructure.”

Cable TV

We expect to fund capital expenditures for our cable television services in large part through a combination of the existing budget for our fixed-line telecommunications capital expenditures and cash flow from operations.

Contractual Obligations and Commercial Commitments

The following table represents our contractual cash obligations and other commercial commitments as of December 31, 2003:

	Payments Due by Period
Contractual Obligations	Within 1 year	1-3 years	3-5 years	After 5 years	Total
	(SEK in millions)

Liabilities to Financial Institutions	2,449	4,589	65	98	7,201
Financial leasing, agreements signed before 1997	8	16	16	44	84
Operational Leases	572	465	279	712	2,028
Other interest-bearing liabilities	12	23	—	—	35
Total Contractual Cash Obligations	3,041	5,093	360	854	9,348

Svenska UMTS-nät AB, a 50/50 joint venture between Tele2 and Telia Sonera, has entered into a loan facility of SEK 7 billion (2002: SEK 11 billion). We guarantee utilized amounts under that loan facility up to 50%, or a maximum of SEK 3.5 billion (2002: SEK 5.5 billion). As of December 31, 2003, our guarantee amounted to SEK 363 million (2002: SEK 0).

We have no other contingent liabilities besides the guarantee of the loan facility of Svenska UMTS-nät AB. See Note 29 of the Notes to the Consolidated Financial Statements. The Group’s pledged assets of SEK 12,921 million are mainly net assets in Group companies. See Note 28 of the Notes to the Consolidated Financial Statements.

Tax Loss Carry-forwards

As of December 31, 2003, the Group had loss carry-forwards totaling SEK 18,486 million (2002: SEK 19,173 million), of which SEK 881 million (2002: SEK 1,744 million) expires within five years and the remaining amount, SEK 17,605 million (2002: SEK 17,429 million), expires after five years or may continue to apply in perpetuity.

A deferred tax asset is reported for loss carry-forwards only to the extent that loss carry-forwards can be utilized against future profits. Due to the improved results in continental Europe, the tax effect of deferred tax assets totaling SEK 2,011million (2002: SEK 576 million) has been recognized in the income statement in 2003. Total losses carried forward for the Group at December 31, 2003 amounted to SEK 18,486 million (2002: SEK 19,173 million), of which SEK 11,575 million (2002: SEK 7,881 million) has been utilized for deferred tax accounting and the remainder, SEK 6,911 million (2002: SEK 11,292 million), is valued to zero.

Some of the tax effects of the year’s valued loss carry-forwards relates to acquired loss carry-forwards which at the time of acquisition were valued to zero. This value, adjusted to the remaining depreciation period of the acquisition’s goodwill, has reduced the book value of goodwill through depreciation of SEK –322 million in the income statement. Remaining acquired unvalued loss carry-forwards amount to SEK 1,241 million with a tax effect of SEK 558 million. See Note 10 of the Notes to the Consolidated Financial Statements.

In December 2003, we announced that the tax authorities’ review of our financial accounts for 2001 had been completed and that the authorities wished to change Tele2’s taxation. In 2000, Tele2 acquired the remaining majority in the listed company SEC SA. In connection with the fact that the operation was restructured, an external valuation was carried out which indicated a fall in value, and the operations in SEC were then transferred for this value. We have claimed a deduction for this realized loss. We believe that we have fulfilled the requirements for submission of evidence in respect of this deduction and that the deduction claimed will be approved.  The tax authorities have questioned loss carry-forwards relating to this deduction in Tele2 AB, which corresponds to a tax effect of SEK 3,910 million, of which SEK 2,888 million had been utilized at December 31, 2003.  We expect to either request a reconsideration of this decision or lodge an appeal.  As our request for deferment of the tax payment has been granted, there is no effect on the cash flow or income statement.

Other tax disputes involving Tele2 AB amount to SEK 184 million (2002: SEK 176 million) at December 31, 2003, of which we have won a dispute of SEK 6 million in June 2004. We believe that the disputes will be settled in Tele2’s favor, which is why the loss carry-forwards have been valued at their full fiscal value.

Foreign Exchange

Our results are affected by fluctuations in exchange rates. Currently, companies reporting in Swedish kronor account for 26% (2002: 33%) of the Group’s operating revenue. Companies using Euro account for 49% (2002: 43%). See Note 22 of the Notes to the Consolidated Financial Statements.

In telecommunications operations a currency risk arises in connection with international call traffic, since a liability or a receivable is created between Tele2 companies and foreign operators. In mobile telephony these transactions are calculated in SDRs (Special Drawing Rights) but are invoiced and paid in Euro.

The five-year loan facility is denominated partly in Euro. No hedging is undertaken against other types of currency risk. As of December 31, 2003, exchange rate differences after tax of SEK 7 million (2002: SEK 40 million) relating to loan liabilities were booked directly to shareholder’s equity.

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

A number of countries in which we operate joined the European Union on May 1, 2004, and other countries where we operate may join the EU in the future.  When countries outside the EU prepare for potential membership, one area of preparation is the deregulation of the telecommunications sector. Countries inside the EU still have additional stages of deregulation to undertake in connection with fully adopting EU policies. We expect these trends towards telecommunications deregulation to benefit our operations.

Inflation

Management believes that the effect of inflation was not material to our results of operations or financial condition during the three years ended December 31, 2003.

Item 6: Directors, Senior Management and Employees

Directors

Under the Swedish Companies Act, our board of directors is responsible for the organization of Tele2 and the management of its affairs. The board of directors is also responsible for ensuring that satisfactory controls exist in the areas of accounting and the management of assets. The president is appointed by our board of directors and is in charge of day-to-day management of Tele2 according to guidelines and instructions issued by the board of directors. The members of the board of directors are elected at the annual general meeting of our shareholders and serve for a period that expires at the end of the next annual general meeting. The chairman is elected by the board of directors. Each year the board of directors is required to adopt rules of procedure to govern its activities, guidelines setting forth the division of responsibilities between the board of directors and the president, Lars-Johan Jarnheimer, and guidelines for reporting financial results to the board of directors.

Jan Hugo Stenbeck was chairman of our board of directors for nine years, from 1993 to 2002. He was also chairman of Industriförvaltnings AB Kinnevik, Invik & Co AB, Modern Times Group MTG AB, Millicom International Cellular S.A., Metro International S.A. and Transcom WorldWide S.A., each of which is a related party. Mr. Stenbeck passed away on August 19, 2002. Bruce Grant served as chairman of the board of directors of Tele2 from August 2002 to the annual general meeting in May 2003, when a member of our board, Sven Hagströmer, was appointed as the new chairman of the board. At the same time John Shakeshaft and Cristina Stenbeck were appointed new members, and Lars Wohlin and Pelle Törnberg left the Board. In August 2003, Bruce Grant left the Board. In March 2004, the Board member Håkan Ledin passed away, and Jan Loeber was appointed new member of the Board on the general meeting in May 2004.

The members of our board of directors and our executive officers, and their respective year of birth, positions, and year of appointment, are as follows:

Board Members

Name	Position in Tele2	Other Positions	Current Term Expires

Sven Hagströmer (born in 1943)	Chairman of the board since 2003. Member of the board since 1997.

Mr. Hagströmer serves as President and chairman of the board of directors of Hagströmer & Qviberg, and as chairman of the board of Investment AB Öresund, AB Custos and Avanza AB. He is a member of the board of Acando Fontec AB, Bilia AB, LGP Telecom Holding AB and HQ Fonder AB.

May 2005

Marc J.A. Beuls (born in 1956)	Member of the board since 1998.

Mr. Beuls serves as president and CEO of Millicom International Cellular SA and as member of the board of Banque Invik SA. Mr. Beuls previously held executive positions at Générale de Banque in Belgium.

May 2005

Vigo Carlund (born in 1946)	Member of the board since 1995.

Mr. Carlund serves as president of Industriförvaltnings AB Kinnevik, as chairman of the board of Metro International S.A., Transcom Worldwide S.A. and Korsnäs AB, and as member of the board of Millicom International Cellular S.A.

May 2005

Jan Loeber (born in 1943)	Member of the board since May 2004.	Mr. Loeber serves as chairman of the board of Newfound Communications Inc, and adviser to Interxion Holding N.V.	May 2005

John Shakeshaft (born in 1954)	Member of the board since 2003.

Mr. Shakeshaft serves as president of Cardona, Lloyd Limited, external member of the Audit committee of Cambridge University and adviser to the board of Quintain Estates and Development plc. He was previously a partner of Lazard.

May 2005

Cristina Stenbeck (born in 1977)	Member of the board since 2003.

Miss Stenbeck serves as vice chairman of the board of Industriförvaltnings AB Kinnevik, Invik & Co and Metro International S.A., and as member of the board of Millicom International Cellular S.A., Modern Times Group MTG AB and Transcom Worldwide S.A.

May 2005

Senior Executives

Senior executives of the operations of Tele2 are as follows:

Name	Position

Lars-Johan Jarnheimer (born in 1960)	President and chief executive officer of Tele2 AB since 1999.

Håkan Zadler (born in 1960)	Chief financial officer and executive vice president of Tele2 AB. Employed by Tele2 since 2000.

Johnny Svedberg (born in 1962)	Chief Operating Officer - market area director of Baltic & Russia, market area director of Services and executive vice president of Tele2 AB. Employed by Tele2 since 1990.

Fredrik Berglund (born in 1961)	Market area director of Nordic; president of Tele2 Sweden and executive vice president of Tele2 AB. Employed by Tele2 since 1995.

Jean-Louis Constanza (born in 1961)	Market area director of Southern Europe and president of Tele2 France. Employed by Tele2 since 1998.

Anders Olsson (born in 1969)	Market area director of Central Europe, marketing coordinator and president of Tele2 Germany. Employed by Tele2 since 1997.

Per Borgklint (born in 1972)	Market area director of Benelux and president of Tele2 Netherlands. Employed by Tele2 since 2000.

Jeanette Almberg (born in 1965)	Director Customer Operation. Employed by Tele2 since 1995.

Jan Tjernell (born in 1963)	Director Legal, Regulatory and Purchasing. Employed by Tele2 since 1994.

Karl-Johan Nybell (born in 1968)	Director Product Implementation and New Markets. Employed by Tele2 since 1995.

Roger Mobrin (born in 1968)	Director Billing Operations. Employed by Tele2 since 1995.

Björn Lundström (born in 1965)	Director Network and Operations. Employed by Tele2 since 1991.

Ib Andersen (born in 1955)	Director Carrier Business and Revenue Assurance. Employed by Tele2 since 2000.

Lars-Erik Svegander (born in 1941)	Personnel director. Employed by Tele2 since 1991.

Compensation of Directors and Senior Executives

The total aggregate salary and remuneration paid to senior executives for the year ended December 31, 2003, was SEK 45 million (2002: SEK 70 million). In addition to the costs stated, we also incurred costs relating to social security expenses. See Note 36 of the Consolidated Financial Statements.

Board of Directors

We paid total board fees of SEK 1.9 million to our directors in 2003, compared to the SEK 2.2 million authorized at the annual general shareholders’ meeting in May 2003.

President and CEO

In 2003, Lars-Johan Jarnheimer, President and CEO of Tele2, received a fixed salary of SEK 10.4 million (2002: SEK 10.0 million) and a bonus of SEK 2.0 million (2002: SEK 1.5 million). The bonus was based on individualized goals. In addition, the company made a contribution to Mr. Jarnheimer’s defined contribution pension plan in an amount equal to 20% of his fixed basic salary. Mr. Jarnheimer may begin to collect his pension at age 65. The period of notice of termination of Mr. Jarnheimer’s employment when served by the company is a minimum of 12 and a maximum of 18 months. Salary for a period of notification of 12 months would be paid to Mr. Jarnheimer in the event he were to serve notice of termination of employment to the company. Salary and remuneration for our president are determined annually by the board of directors based on the recommendation of the Chairman of the Board. See Note 36 of the Notes to the Consolidated Financial Statements for additional information.

Senior Executives

The “senior executives” group consists of thirteen people (2002: thirteen people) not including the president. The salaries of these executives consist of a fixed salary and variable bonus.  During 2003, these individuals collectively received a fixed salary of SEK 23.4 million (2002: SEK 21.8 million). Their bonuses, which were based on financial benchmarks and individualized goals, totalled SEK 4.3 million (2002: SEK 10.3 million). Our pension plan contributions on behalf of these executives equalled SEK 1.4 million in 2003 (2002: SEK 1.3 million) with SEK 1.1 million (2002: SEK 1.1 million) paid to a defined-contribution plan and SEK 0.3 million (2002: SEK 0.2 million) paid to a defined-benefit plan. These executives may begin collecting their pensions at age 65.  Other miscellaneous benefits to senior executives, which were primarily related to car benefits, totalled SEK 0.7 million (2002: SEK 1.3 million).   The period of notice of termination of employment when served by the company is a minimum of six and a maximum of 12 months. Salary for a period of notification of six months is received of a senior executive serves notice of termination of employment to the company.

During 2003, provision of SEK 15 million (2002: SEK 16 million) was made for bonuses to senior executives and key personnel in the Group. For additional information on executive compensation see Note 36 to the Consolidated Financial Statements.

Share and Option Ownership

The following table sets forth information known to us with respect to the ownership of our ordinary shares by each of the members of directors and our senior executives as of December 31, 2003.

					Number
	Number of Shares		Percentage		of
Name	Series A	Series B	Capital	Voting	Options

Board
Sven Hagströmer	—	130,000	—	—	—
Marc J.A. Beuls	—	—	—	—	—
Vigo Carlund	—	379	—	—	—
Jan Loeber	—	—	—	—	—
John Shakeshaft	—	—	—	—	—
Cristina Stenbeck	—	—	—	—	—
Senior executives
Lars-Johan Jarnheimer	—	52,000	—	—	15,000
Håkan Zadler	—	5,000	—	—	15,000
Johnny Svedberg	1	9,239	—	—	15,000
Fredrik Berglund	—	30,000	—	—	15,000
Anders Olsson	—	1,056	—	—	15,000
Jean-Louis Constanza	—	—	—	—	15,000
Per Borgklint	—	—	—	—	7,500
Jeanette Almberg	—	1,500	—	—	15,000
Jan Tjernell	—	1,804	—	—	7,500
Karl-Johan Nybell	—	1,500	—	—	15,000
Roger Mobrin	—	1,550	—	—	15,000
Björn Lundström	—	1,500	—	—	15,000
Ib Andersson	—	—	—	—	15,000
Lars-Erik Svegander	—	1,500	—	—	15,000
Total	1	237,028	—	—	195,000

As of December 31, 2003, 1 Series A Share and 237,028 Series B Shares were owned either directly or through NC Intressenter, see “ —Options to Purchase Securities—Incentive Program 1997-2006,” by members of our board of directors and our senior executives as a group, representing an aggregate of approximately 0.07% of our voting capital. In addition, as of December 31, 2003, our senior executives held options to acquire 195,000 Series B Shares.

The estate of Jan Stenbeck held 914,157 Series A shares at December 31, 2003, representing 0.6% share of capital and 2.7% share of votes in Tele2.  The estate of Mr. Stenbeck is currently under administration in Luxembourg and Sweden.  A notary and an administrator have been appointed in Luxembourg, and an attorney has been elected by the Stockholm City Court as Swedish legal administrator of the estate.  The administrators in Luxembourg and Sweden shall consult and inform each other as well as the heirs of any decisions or acts taken regarding the estate.  No date has been set for the distribution of the estate.

Options to Purchase Securities

Incentive Program 1997-2006

At the Annual General Meeting in 1997, it was decided to adopt an incentive program for a number of our senior management employed at that time and for future senior management. Through a created entity established for this purpose, NC Intressenter AB, these persons were provided with the opportunity to acquire 100,000 Series B shares per year from 1999 until 2003 up to a maximum total amount of 500,000 series B shares. In October 2000, 200,000 shares were issued and three convertible-debenture notes corresponding to 300,000 shares were issued to NC Intressenter to fulfill the offer. On December 31, 2003, NC Intressenter held 500,000 Series B shares. The premium for the option amounted to SEK 7 million in 1997. This was based on a Black-Scholes evaluation and an exercise price of SEK 150 per share. In their turn, all partners in NC Intressenter made payments to NC Intressenter based on the Black-Scholes evaluation.

SEC Program

SEC maintained a number of options programs for its senior executives. These programs were not included in our bid in connection with our acquisition of SEC in 2000.

Incentive Program 2002-2007

At the Annual General Meeting in 2002, it was decided to adopt an incentive program through which current and future key employees could acquire up to 1,055,000 series B shares. These persons are to be offered the opportunity, via warrants, to subscribe for Series B shares during a period of three to five years after allotment, at a price totaling the market value of the Series B share plus 10% at the time of allotment, on condition that they remain employed by the Group. No premium is to be paid. On December 31, 2003, we had outstanding warrants corresponding to 643,500 (2002: 663,000) shares. All of these had a redemption price of SEK 191. In addition, allotments corresponding to 153,700 shares were implemented in 2002 to a wholly owned Group company to secure the future cash flow for social insurance costs.

Audit and Remuneration Committee

The board of directors appointed an audit committee during 2003.  The audit committee is to consist of independent non-executive members of the board.  The committee currently consists of Jan Loeber and John Shakeshaft.  The purpose of the audit committee is, among other things, to assist the board in fulfilling its responsibilities to oversee our accounting and financial reporting processes.

The board of directors also appointed a remuneration committee in 2003, which considers certain matters relating to compensation of senior executives, including with respect to remuneration of the CEO and president and global incentive programs for senior executives.

Employees

During 2003, we had an average number of 3,274 employees. We believe that relations with our employees are good. The following table sets out the average number of employees in each market area for the past three years.

	Year ended December 31,
Market Area	2001	2002	2003

Nordic	1,126	1,169	1,219
Eastern Europe & Russia	602	1,456	1,449
Central Europe	122	116	166
Southern Europe	81	95	114
Luxembourg	189	231	160
Branded products & services	52	48	166
	2,172	3,115	3,274

Item 7: Major Shareholders and Related Party Transactions

Major Shareholders

As a result of substantial direct and indirect shareholdings by the Jan Hugo Stenbeck estate in the Tele2 Group, Invik Group, Kinnevik Group, Transcom Worldwide Group, Millicom Group, Modern Holdings Inc Group, MTG Group, Metro Group, Viking Telecom Group and other companies, said estate has the potential to exert considerable influence in terms of financial and operational decisions regarding activities by these companies. Tele2’s associated companies and the companies listed above are regarded as related parties to Tele2.

The estate of Mr. Stenbeck also has direct or indirect holdings in us that are greater than those of any other shareholder and could therefore be deemed under the U.S. federal securities laws to control such companies. See Item 3: “Key Information—Risk Factors.” The estate of Mr. Stenbeck is currently under administration in Luxembourg and Sweden. A notary and an administrator have been appointed in Luxembourg, and an attorney has been elected by the Stockholm City Court as Swedish legal administrator of the estate.  The administrators in Luxembourg and Sweden shall consult and inform each other as well as the heirs of any decisions or acts taken regarding the estate. No date has been set for the distribution of the estate.

As far as we are aware, we are neither directly nor indirectly owned or controlled by another corporation or any government, and there are no arrangements in place, the operation of which may result in a change in its control of us. However, Invik may, given the size of its holding of our shares and the other relationships described below, be deemed to control us. Except as set forth below, we are not aware of any persons who own more than 5% of the votes in our shares. The table below sets forth certain information regarding the holdings of our Series A Shares and Series B Shares as of December 31, 2003.  On February 16, 2004, Invik and Kinnevik entered into a statutory merger under the Swedish Companies Act that has since been approved by the boards of each company.  The merger is expected to close in July 2004, at the earliest.

Identity of	Number of Shares		Percentage at December 31, 2003(1)
Person or Group	A Shares	B Shares	Capital	Votes

Invik & Co AB(2)	9,891,787	1,900,579	8.0	29.4
Industriförvaltnings AB Kinnevik(2)	6,368,880	23,665,929	20.4	25.5
EMESCO(3)	3,205,379	—	2.2	9.4
Jan H. Stenbeck (Estate) (2)	914,157	—	0.6	2.7

(1)           Based on 21,689,804 Series A shares and 125,870,371 Series B shares outstanding (excluding warrants), with 216,898,040 and 125,870,371 votes respectively.

(2)           Mr. Stenbeck was the chairman of the Board of Directors of Invik and Kinnevik. The estate of Mr. Stenbeck is currently under administration in Luxembourg and Sweden. A notary and an administrator have been appointed in Luxembourg, and an attorney has been elected by the Stockholm City Court as Swedish legal administrator of the estate. The administrators in Luxembourg and Sweden shall consult and inform each other as well as the heirs of any decisions or acts taken regarding the estate. No date has been set for the distribution of the estate.

(3)           The majority owner of Emesco is a charitable irrevocable trust established under the laws of Liechtenstein; Sapere Aude Trust reg. The trustees (persons unrelated to the late Mr. Stenbeck and his heirs) have full voting and investment power with respect to the shares.

Our Series A shares and Series B shares carry ten and one votes per share, respectively. None of our major shareholders have voting rights different from any other of our shareholders.

As a result of its ownership interests described above, the estate of Jan Stenbeck could be deemed to be the beneficial owner of the shares of Tele2 owned by Kinnevik and Invik, although the estate of Jan Stenbeck, in accordance with Rule 13d-4 under the U.S. Securities Exchange Act of 1934, disclaims such beneficial ownership.

Significant Changes in Major Shareholders

During the three years ending December 31, 2003, there has been no significant change in the percentage ownership held by any major shareholder.

Shareholder Information

As of December 31, 2003, 147,560,175 shares were issued, including 21,689,804 Series A shares and 125,870,371 Series B shares, excluding warrants. No additional shares have been issued since that date. The annual general meeting in May 2004 decided to allow a reclassification of Series A shares to Series B shares during 2004. The total number of our shares outstanding was not affected, and holders of Series A shares were able, but not required, to participate in the reclassification.   On June 22, 2004, we announced that holders of 6,173,141 class A shares have registered to reclassify their class A shares into class B shares.  Total shares outstanding will be unaffected and after the reclassification there will be 15,516,663 Series A shares and 132,043,512 Series B shares.

At our annual general meeting in 2002, our shareholders voted to implement a new global incentive program for key personnel within the Group. The program will be limited to a maximum of 1,055,000 Series B shares. At December 31, 2003, allotments corresponding to 643,500 Series B shares had been implemented. In addition, allotments corresponding to 153,700 Series B shares had been made to cover insurance costs that, according to Swedish law, arise when distributing options to employees. See Note 36 of the Notes to the Consolidated Financial Statements.

During 2002, Tele2 had a reclassification of 8,317,143 A shares to 8,317,143 B shares as per the decision made at the annual general meeting in May 2002. See Note 23 of the Notes to the Consolidated Financial Statements.

As of April 30, 2004 (the most recent date for which demographic information about our ordinary shareholders is available), 18 registered shareholders with addresses in the U.S. held an aggregate of 17,946 Series A shares and 240 registered shareholders with addresses in the United States held an aggregate of 6,211,274 Series B shares.

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

As of April 30, 2004, there were 2,804 registered shareholders of our Series A shares and 60,031 registered shareholders of our Series B shares with addresses in Sweden. The Swedish shareholders collectively held 17,029,729, or 78.5%, of our Series A shares and 91,334,071, or 72.6%, of our Series B shares as of April 30, 2004.

Related Party Transactions

Acquisitions and Divestitures

As a result of substantial direct and indirect shareholdings by the Jan Hugo Stenbeck estate in the Tele2 Group, Invik Group, Kinnevik Group, Transcom Worldwide Group, Millicom Group, Modern Holdings Inc Group, MTG Group, Metro Group, Viking Telecom Group and other companies, said estate has the potential to exert considerable influence in terms of financial and operational decisions regarding activities by these companies. Tele2’s associated companies and the above companies are regarded as related parties to us. Business relations between us and all related parties are subject to commercial terms and conditions.

The estate of Mr. Stenbeck is currently under administration in Luxembourg and Sweden. A notary and an administrator have been appointed in Luxembourg, and an attorney has been elected by the Stockholm City Court as Swedish legal administrator of the estate.  The administrators in Luxembourg and Sweden shall consult and inform each other as well as the heirs of any decisions or acts taken regarding the estate. No date has been set for the distribution of the estate.

There were no significant transactions with related parties in 2003. Significant transactions between us and related parties before January 1, 2003 are set forth in Note 38 of the Notes to the Consolidated Financial Statements.

Operational agreements

We supply telephony and data services on commercial terms to related parties. We are also one of two turnkey contractors for planning, expansion and operation in the associated company Svenska UMTS-nät AB’s 3G-network. For additional financial and other information regarding our obligations with regards to related parties, see Note 38 of the Notes to the Consolidated Financial Statements.

Item 8: Financial Information

Consolidated Statements and other Financial Information

See Item 18: “Financial Statements.”

Dividends and Dividend Policy

Our income is principally derived from the operations of our subsidiaries and associated companies. External loan facilities and a shareholders’ agreement also impose limitations on our ability to pay dividends. See Item 5: “Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

For the financial year 2003, we paid a dividend for the first time in the company’s history. The amount of the dividend per share was SEK3. We may pay dividends in the future, although the payment of future dividends in any given year will depend on our earnings, financial condition and business prospects in addition to other factors relating to our business. Dividends in respect of a fiscal year, if proposed by our board of directors and if approved by our shareholders at the annual general meeting of shareholders after the end of such fiscal year, will be payable following the receipt of such approval. Under Swedish law, no dividends may be paid in respect of a fiscal year as to which audited financial statements have not been adopted by the annual general meeting of shareholders. Dividends may not, except in limited circumstances, exceed the amount recommended by the board of directors and may only be paid from funds available for dividends. Under the Swedish Companies Act, dividends to shareholders may not exceed the amount which, according to a company’s balance sheet adopted for the most recent fiscal year and the consolidated balance sheet adopted for the most recent fiscal year of the group, is the equivalent of the company’s or the group’s net profit for such year, profits brought forward and non-restricted reserves less the sum of: (1) the amount of reported losses; (2) the amount which, pursuant to law or the articles of association of the company, is to be allocated to restricted equity or the amount which, according to the annual reports submitted by the group entities, is to be transferred from group non-restricted equity; and (3) the amount which, according to the articles of association of the company, shall otherwise be used for a purpose other than for dividends to its shareholders.

As dividends, if any, will be paid by us in kronor, exchange rate fluctuations will affect the U.S. dollar amounts received by holders of our ADSs upon conversion by the depositary of such cash dividends. Any dividends may be subject to Swedish withholding tax. See Item 10: “Additional Information—Taxation.”

Legal Proceedings

The Swedish tax authorities have a pending claim against us in an amount with a potential tax effect of SEK 23 million. The tax authorities challenge deductions made by us for the fiscal year 1990 in relation to certain assets that were depreciated on an accelerated basis. The Administration Court of Appeal rendered an unfavorable judgment in November 2000, which we have appealed to the Supreme Administrative Court in August 2002.  The outcome of this appeal is uncertain, although we believe that an outcome in our favor is likely.  We have not made any financial provision with respect to such claim.

In December 2003, we announced that the tax authorities’ review of our financial accounts for 2001 had been completed and that the authorities wished to change Tele2’s taxation. In 2000, Tele2 acquired the remaining majority in the listed company SEC SA. In connection with the fact that the operation was restructured, an external valuation was carried out which indicated a fall in value, and the operations in SEC were then transferred for this value. We have claimed a deduction for this realized loss. We believe that we have fulfilled the requirements for submission of evidence in respect of this deduction and that the deduction claimed will be approved.  The tax authorities have questioned loss carry-forwards relating to this deduction in Tele2 AB, which corresponds to a tax effect of SEK 3,910 million, of which SEK 2,888 million had been utilized at December 31, 2003.  We expect to either request a reconsideration of this decision or lodge an appeal.  As our request for deferment of the tax payment has been granted, there is no effect on the cash flow or income statement.

Other tax disputes involving Tele2 AB amount to SEK 184 million (2002: SEK 176 million) at December 31, 2003, of which we have won a dispute of SEK 6 million in June 2004. We believe that the disputes will be settled in Tele2’s favor, which is why the loss carry-forwards have been valued at their full fiscal value. We have appealed certain of the Swedish tax authorities’ decisions to the Swedish tax administration and the administrative court of appeal.

In January 2000, we made an application to the Post och Telestyrelsen (“PTS”) that it decide that: (1) TeliaSonera, in its capacity as transit operator, should remunerate us for all traffic that TeliaSonera transits through its network for termination on our mobile network, from other Swedish operators with which we did not have interconnect agreements at such time; and (2) that the remuneration be determinable at fair market value. PTS ruled in our favor in respect of both claims. The ruling also sets forth that the rates charged by us for the termination of calls on our mobile network may not exceed an amount equivalent to 10% above the cost-oriented fee that Telia Mobile was allowed to charge for terminating calls on its network. We appealed this decision, requesting the court to determine that we have the right to charge an amount equivalent to market rates when terminating calls on our network and that such market rates could not be linked to the cost of a competitor for producing similar services. The Administrative Court ruled in our favor. Both PTS and TeliaSonera appealed this decision to the Administrative Court of Appeal.  The Administrative Court of Appeal ruled in favour of Tele2 in regard of (1) above, but due to a formal error by PTS during its proceedings the court sent part (2) of the case back to PTS for correction. There are now several cases regarding different time periods pending at PTS and in court regarding what price Tele2 is allowed to charge for terminating calls on its mobile network, i.e. what is a fair market price.

In furtherance of the above dispute, Tele2 Sverige AB has sued TeliaSonera AB for payment of approximately SEK 680 million, claiming failure to make due payments of interconnect fees (no deduction of payments passed on by TeliaSonera has been made in this amount). The proceedings have been suspended by the District Court pending a final decision regarding the terminating price in the above-referenced case between Tele2, TeliaSonera and PTS.

In 2003, we began discussions with Levicom International Holdings B.V. (“Levicom”) regarding the terms of a shareholders’ agreement to which Tele2 Sweden is a party.  Levicom had taken the position that our acquisition of SIA Tele2 violated a provision of the agreement.  We settled this dispute with Levicom out of court in June 2004.

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

Item 9: The Offer and the Listing

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

On January 24, 1997, our ADSs, each representing one B Share, began trading on the National Market of the NASDAQ Stock Market, Inc. (“NASDAQ”). The Bank of New York is the depository of our ADSs, which trade on NASDAQ under the symbols “TLTOA” and “TLTOB.” During 2003, our Series A and Series B ADSs had trading volumes ranging from approximately zero to 800 and zero to 51,000 shares traded per day, respectively. As of December 31, 2003, the Series A ADS closed at $54.38 and our Series B ADSs closed at $53.00. Our Series A ADSs closed at $40.02 and our Series B ADSs closed at $44.01 on June 22, 2004.

The following table sets forth the range of high and low closing prices for the common shares on the Stockholmsbörsen for the periods indicated.

		Series A Shares		Series B Shares
		High	Low	High	Low
		(SEK)		(SEK)

1999	First quarter	369.00	235.00	368.00	251.00
	Second quarter	318.50	249.00	292.50	252.50
	Third quarter	316.00	256.50	312.50	266.00
	Fourth quarter	590.00	280.00	598.00	301.00
2000	First quarter	885.00	460.50	950.00	505.00
	Second quarter	700.00	501.00	725.00	570.00
	Third quarter	686.00	435.50	713.00	471.50
	Fourth quarter	467.00	298.00	495.00	333.00
2001	First quarter	458.50	265.00	490.00	287.00
	Second quarter	388.00	274.00	425.00	290.00
	Third quarter	324.00	198.00	362.00	226.50
	Fourth quarter	346.00	219.50	378.00	254.00
2002	First quarter	289.00	258.50	314.50	279.50
	Second quarter	288.00	148.50	313.00	148.00
	Third quarter	210.00	135.00	213.00	133.50
	Fourth quarter	244.00	126.00	249.00	122.00
2003	First quarter	269.00	216.00	280.00	217.00
	Second quarter	306.00	242.00	309.00	246.00
	Third quarter	347.00	278.50	353.00	281.00
	Fourth quarter	400.00	329.50	405.00	333.50
2004	January	415.00	380.00	425.00	386.00
	February	409.50	357.00	417.50	358.00
	March	370.00	340.50	372.00	340.00
	April	375.00	345.00	377.00	345.00
	May	346.00	314.00	347.50	312.50
	June (1)	331.50	314.00	333.00	314.00

(1)                                  The price range set forth for June 2004 covers a period between June 1 and June 22.

The following table sets forth the range of high and low closing prices for the common shares on the NASDAQ National Market for the periods indicated.

		American Depositary Shares—Series A		American Depositary Shares—Series B
		High	Low	High	Low
		($)	($)	($)	($)

1999	Whole year	—	—	71.75	30.00
2000	Whole year	48.00	29.00	107.00	33.38
2001	Whole year	40.00	26.25	51.38	20.00
2002	First quarter	28.50	24.26	30.50	26.39
	Second quarter	28.50	17.69	30.28	15.91
	Third quarter	23.00	16.09	22.10	14.75
	Fourth quarter	26.93	13.50	26.69	14.10
2003	First quarter	31.75	25.11	31.41	25.62
	Second quarter	38.00	30.67	39.90	29.50
	Third quarter	38.00	33.66	45.37	34.45
	Fourth quarter	54.75	38.00	54.20	43.75
2004	January	57.00	49.00	57.86	54.00
	February	55.00	48.94	57.98	48.25
	March	48.94	48.64	49.73	45.70
	April	48.64	48.64	49.00	45.25
	May	46.00	40.02	45.25	41.00
	June(1)	40.02	40.02	44.21	43.01

(1)                                  The price range set forth for June 2004 covers a period between June 1 and June 22.

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

General

We are registered in Sweden, No. 556410-8917. Our principal objectives are set out in full in Clause 3 of our articles of association and include managing the transmission of mobile and fixed telephony and similar businesses.

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

The total fee of the Board of Directors is decided by the shareholders at an annual general meeting and the allocation thereof to each director is resolved by the Board of Directors. A director or deputy director may retire or be removed prematurely by the shareholders at a General Meeting at any time.

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

A chairman of the board and a managing director are appointed by the Board of Directors.

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

There are no specific limitations of the borrowing powers of the Board of Directors set out in our articles of association or in the Swedish Companies Act.

Issuance of Shares

Our articles of association provide for class A shares and class B shares. Each class A share carries 10 votes, and each class B share carries one vote. No class of shares provide for any preference over the other class of shares.

Meetings of Shareholders

According to the Swedish Companies Act, a shareholder’s right to take part in decisions related to our affairs is exercised at the annual general meeting of shareholders.

Annual general meetings shall be held within six months of the end of each financial year and will consider statutory accounts and reports, disposition of profit or loss, discharging the directors and the managing director from liability, electing directors and, if applicable, auditors and related matters. We must provide four to six weeks’ notice of our annual general meetings and two to six weeks’ notice of our extraordinary general meetings. We must provide four to six weeks’ notice of an extraordinary general meeting if the articles of association are to be amended at such meeting. Extraordinary general meetings may be held when the board of directors considers appropriate and must be held upon written request by the auditors or by shareholders representing at least one-tenth of all of our issued shares.

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

Resolutions are passed by a simple majority of the votes cast, except in certain circumstances provided by law, including:

•                  A resolution to amend the articles of association requires a majority of at least two-thirds of the votes cast as well as at least two-thirds of the shares represented at the meeting;

•                  A resolution to amend the articles of association that reduces any existing shareholder’s rights to profits or other assets, restricts the transferability of issued shares or alters the legal relationship between issued shares, normally requires the unanimous approval of the shareholders present at the meeting and representing at least nine-tenths of all shares issued; and

•                  A resolution to amend the articles of association for the purpose of limiting the number of shares which a shareholder may vote at an annual general meeting, or requiring us to retain a larger amount of the net profit than required by the Swedish Companies Act, or amending shareholders’ rights in a winding-up of Tele2, normally requires the approval of shareholders representing at least two-thirds of the votes cast and at least nine-tenths of the shares represented at the meeting.

Special rules also apply for voting in connection with a reduction of share capital, mergers or the disapplication of preemption rights (see “Preferential Rights to Subscribe for Shares”).

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

Dividends

Decisions regarding payment of dividends are made at an annual general meeting. Our Articles of Association stipulates that all classes of shares carry equal rights regarding entitlement to dividends, assets and capital distribution. The Swedish Companies Act stipulates that interim dividends are not permitted. The Companies Act furthermore stipulates that owners of not less than one-tenth of all shares have the rights to in some situations demand the distribution of limited dividends.

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

Preferential Rights to Subscribe for Shares

Under the Swedish Companies Act and our articles of association, existing shareholders have preferential rights to subscribe for new shares, convertible debt instruments or similar instruments issued for cash in proportion to their existing holdings unless the articles of association provide otherwise or the annual general meeting deciding on the issue stipulates that the shareholders shall not have such preferential rights. There is however no liability upon the shareholders to further capital calls by the company set out in the articles of association or in the Companies Act. A decision by the annual general meeting requires approval of shareholders representing at least two-thirds of the votes cast as well as at least two-thirds of the shares represented at the meeting. Our articles of association do not limit the shareholders’ preferential rights to subscribe.

Disclosure of Change in Ownership

The Swedish Industry and Commerce Stock Exchange Committee (Näringslivets Börskommitté, or NBK) has issued rules according to which any seller and purchaser of shares in a Swedish company listed on the Stockholm Stock Exchange and companies whose shares are listed on another Swedish stock exchange or authorized marketplace is required to disclose transactions to such company and to the relevant stock exchange wherein the purchaser, as a result of the purchase, holds directly or indirectly 5% or more of either the total voting rights for all shares or the total number of shares in the company, or the seller ceases to own that threshold amount or the holdings of a 5% holder subsequently reaches, exceeds or falls below any of the thresholds of 10%, 15%, 20% and further increments of 5%, up to 90%. The rules are also applicable to certain sales and purchases of convertible debt instruments, options and futures contracts regarding the purchase of shares.

Disclosure in accordance with the rules shall be made to the issuing company, the stock exchange, an established news agency and to at least one nationally published newspaper, no later than 9:00 a.m. on the first day of stock exchange trading after the date of the transaction.

The 1991 Swedish Financial Instruments Trading Act (lag 1991:980 om handel med finansiella instrument) also provides that when a natural person or legal person acquires or disposes of shares in a Swedish limited liability company which has issued shares that are registered on a securities exchange situated or operating in one or more European Economic Area Countries, or shares that without being registered are listed on a securities exchange or authorized marketplace in Sweden, and following that acquisition or disposal the proportion of voting rights held reaches, exceeds or falls below one of the thresholds of 10%, 20%, 33, 1/3%, 50% or 66 2/3%, that person shall notify both the company and such stock exchange in writing or if the shares are not listed in Sweden, the Swedish Financial Supervisory Authority (Finansinspektionen) within seven calendar days of the acquisition or disposal.

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

A party holding less than 30% of the total number of voting rights in a Swedish publicly listed company, which then, by way of purchase, subscription, conversion or other form of acquisition of shares in the company alone, or together with an affiliated party, reaches or exceeds 30% of the total number of voting rights in the company, is required, pursuant to the NBK Takeover Rules 2003 to offer to acquire all outstanding shares and other securities issued by the company. There are exemptions and modifications of this mandatory bid rule that apply to shareholders who already owned shares in excess of the 30% threshold as of the date the mandatory bid rule was introduced. Furthermore, the Swedish Securities Council (Aktiemarknadsnämnden) may, upon application by a shareholder, grant exemptions from the mandatory bid rule.

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

Swedish listed companies may under certain circumstances buy and sell their own shares. A resolution authorizing a company to repurchase its own shares must be passed by the general meeting of the company’s shareholders, or, following authorization by the general meeting, by the board of directors. The resolution by the shareholders must be passed by a two-thirds majority of the votes cast as well as at least two-thirds of the shares represented at the meeting.

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

We may hold repurchased shares for an unlimited period of time. We may not vote for the shares, and the shares do not give a right to dividends or preferential rights to new shares in connection with an issue of new shares. However, if we hold our own shares, we may receive new shares by way of a bonus issue.

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

Material Contracts

On December 20, 2002, Tele2 Sverige AB and Tele2 Holding entered into an Amendment Agreement with the Security Providers, the Original Cross-Guarantors, the Original Guarantors (as such terms are defined in the Amendment Agreement), Tele2 AB (publ), ABN AMRO Bank N.V., CIBC World Markets plc, ING Bank N.V., Nordea Markets, the Royal Bank of Scotland plc and West LB, London Branch, amending and restating our Senior Loan Facility dated as of November 28, 2001.  On March 3, 2003, Tele2 Sverige AB and Tele2 Holding AB entered into the Second Amendment and Restatement Agreement relating to the same senior loan facility.  Both amendments altered certain terms of the senior loan facility, and were filed with the Form 20-F we filed on June 27, 2003 with the SEC.  On October 31, 2003, Tele2 Sverige entered into a letter agreement with CIBC World Markets plc amending the senior loan facility.  Under the terms of the letter agreement, the credit facility was amended to take into account changes to the reorganization plan relating to SEC, the Luxembourg entity we acquired in 2000.  A copy of the letter agreement is filed as an exhibit to this Form 20-F.

Exchange Controls

There is no Swedish legislation affecting a) the import or export of capital or b) the remittance of dividends, interest or other payments to non-resident holders of our securities except that, subject to the provisions in any tax treaty, dividends are subject to withholding tax.

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

Dividends on Shares or ADSs

Non-Swedish holders will be subject to withholding tax with respect to any dividends paid on shares or ADSs at a 30% or lower rate pursuant to the applicable provisions of income tax treaties with other countries. For example, the income tax treaty between the United States and Sweden reduces the rate of withholding for certain eligible holders to 15%. In Sweden, VPC normally performs the withholding of tax, with the exception of nominee registered shares, for which the tax is withheld by the nominee. VPC, or the nominee generally, will withhold at a lower treaty rate with respect to cash dividends paid on shares or ADSs to a non-Swedish holder entitled to the benefits of such treaty, as long as the person entitled to the dividend is registered as a non-resident and sufficient information regarding the tax residency of the beneficial owner is available to the VPC or the nominee. In those cases where Swedish withholding tax is withheld at the rate of 30% and the person who received the dividends is entitled to a reduced rate of withholding tax under a tax treaty, a refund may be claimed from the Swedish tax authorities before the end of the fifth calendar year following the distribution.

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

The gross amount of dividends received by you (including amounts withheld in respect of Swedish withholding tax) generally will be subject to U.S. federal income taxation as foreign source dividend income and will not be eligible for the dividends received deduction allowed to corporations. Dividends paid in a currency other than the U.S. dollar will be included in your income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date of receipt by the Depositary, if applicable, or you, regardless of whether the payment is in fact converted into U.S. dollars. If such dividends are converted into U.S. dollars on the date of

receipt, you should generally not be required to recognize foreign currency gain or loss in respect of the dividend income.   Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual prior to January 1, 2009 with respect to our ADSs will be subject to taxation at a maximum rate of 15% if the dividends are “qualified dividends.” Dividends paid on our ADSs will be treated as qualified dividends if we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company (“PFIC”), foreign personal holding company (“FPHC”) or foreign investment company (“FIC”).  Based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC, FPHC or FIC for U.S. federal income tax purposes with respect to our 2003 taxable year.  In addition, based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC, FPHC or FIC for our 2004 taxable year.

Swedish withholding tax at the rate applicable to you under the Sweden-U.S. income tax treaty will be treated as a foreign income tax that, subject to generally applicable limitations, is eligible for credit against your U.S. federal income tax liability. Foreign tax credits may not be allowed for withholding taxes imposed in respect of certain short-term or hedged positions in securities. You should consult your own adviser concerning the implications of these rules in light of your particular circumstances.

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

Documents On Display

We are subject to certain informational requirements of the Securities Exchange Act of 1934 and, in accordance therewith, file reports and other information with the Securities and Exchange Commission. Such reports and other information filed by us can be inspected and copied at the public reference facilities maintained by the Securities and Exchange Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. Reports and other information concerning us also may be inspected at the National Association of Securities Dealers, Inc. at 1735 K Street, N.W., Washington, D.C. 20006. Any filings we make electronically in the future will be available to the public over the Internet at the Security and Exchange Commission’s website at http://www.sec.gov

Item 11: Quantitative and Qualitative Disclosures About Market Risks

The Tele2 Group faces primary market risk exposures in three categories: exchange rate fluctuations, interest rate fluctuations and creditworthiness of customers.

Risk of Variations in Exchange Rates

We are affected by fluctuations in exchange rates. Currently, companies reporting in Swedish kronor account for 26% of our operating revenue and companies using EUR account for 49%. In telephony operations a currency risk arises in connection with international call traffic as a liability or a receivable created between Tele2 companies and foreign operators. In mobile telephony, these transactions are calculated in SDRs (Special Drawing Rights) but are invoiced and paid in EUR. See Note 22 of the Notes to the Consolidated Financial Statements.

The five-year loan facility is denominated partly in EUR. The exchange-rate differences that regularly arise in translating loan liabilities are partially offset against the exchange-rate differences that arise from corresponding net investment in subsidiaries. No hedging is undertaken against other types of currency risk. On December 31, 2003, exchange rate differences after tax of SEK 7 million (2002: SEK 40 million) relating to loan liabilities were booked directly against shareholders’ equity.

Our net foreign exchange difference reported in the income statement amounted to a loss of SEK –7 million in 2003 and a gain of SEK 53 million in 2002. We believe that some of the risks of our operations in multiple currencies are mitigated by structural matching. This structural matching occurs because we incur many of our operating expenses in the same currency in which we invoice the services relating to such costs.

Although we maintain our books and report our results in Swedish kronor, we conduct a material portion of our operations through subsidiaries outside Sweden (corresponding to approximately 74% of consolidated operating revenues in 2003). We record the assets and liabilities in the books of such subsidiaries in reporting currencies other than Swedish kronor. Net unrealized exchange adjustments arising from translation of assets and liabilities are not included in the consolidated statements of earnings but appear as a component of shareholders’ equity, accounting for SEK 1,734 million, SEK –1,026 million and SEK –780 million in 2001, 2002 and 2003 respectively. The translation risks associated with currency fluctuations may have an adverse effect on our financial condition in the future. Currency risks in our international operations are limited by denominating loans to group companies in the subsidiary’s local currency.

Risk of Variations in Floating Interest Rates

Our total loan liability to financial institutions and other interest-bearing liabilities that carried a variable rate of interest at December 31, 2003 was SEK 6,555 million, or 91% of total liability to financial institutions and other interest-bearing liabilities (2002: SEK 9,527million, 93%). An increase in interest rates of 100 basic points would entail an additional interest expense of SEK 66 million, calculated on the basis of variable interest-bearing liabilities at December 31, 2003. However, we are monitoring trends on interest-rate markets and decisions regarding the interest-rate fixing strategy are assessed regularly. See Note 24 of the Notes to the Consolidated Financial Statements.

A table summarizing our debt obligations as of December 31, 2003, which are sensitive to changes in interest rates, is set forth in Note 24 of Notes to the Consolidated Financial Statements. The table presents principal payment obligations by maturity date, where 38% of total interest-bearing liabilities with variable interest rates of SEK 6,555 million mature for payment within one year.

Credit Risk

Credit risk entails the book loss that would be reported on the closing date if counter parties completely neglected to fulfill their payment liability in accordance with agreements. We have limited its credit risk in respect of receivables by continually conducting credit assessments of the customer stock. Since we have a highly varied customer stock that covers individuals as well as companies, this entails that the credit risk is limited. We make provisions for any credit losses, and these have remained within management’s expectations.

Item 12: Description Of Securities Other Than Equity Securities

This item is not applicable.

PART II

Item 13: Defaults, Dividend Arrearages And Delinquencies

This item is not applicable.

Item 14: Material Modifications To The Rights Of Security Holders And Use Of Proceeds

This item is not applicable.

Item 15: Controls and Procedures

As of December 31, 2003, we carried out an evaluation under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon and as of the date of our evaluation, our chief executive officer and chief financial officer concluded that the disclosure controls and procedures are, as of December 31, 2003, effective to provide reasonable assurance that information required to be disclosed in the reports we file and submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported as and when required.

There has been no change in our internal control over financial reporting during 2003 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16: Reserved

Item 16A.  Audit Committee Financial Expert

Our board of directors has determined that audit committee member John Shakeshaft, who it believes is considered “independent,” qualifies as an “audit committee financial expert” within the meaning of this Item 16A.

Item 16B.  Code of Ethics

We are in the process of adopting a formal code of ethics for our chief executive officer and chief financial officer, though our board of directors has not as yet adopted such a code.  In the interim, the board of directors believes that our existing internal control procedures and current business practices are adequate to promote honest, ethical and lawful conduct and to deter wrongdoing on the part of these executives.

Item 16C.  Principal Accountant Fees and Services

The Sarbanes-Oxley Act of 2002 requires that audit committees pre-approve all services provided by the company’s independent auditor.  This process is critical to the auditor maintaining independence.  The company’s process requires that all services provided by the independent auditor by pre-approved by the audit committee.

During 2003 we paid the SEK 34 million (2002: SEK 30 million) to our auditors PWC and SEK 8 million (2002: SEK 8 million) to our other auditors. These amounts are split on audit services, audit-related services, tax services and other services as follows:

The following table presents the aggregate fees for professional services and other services rendered by PricewaterhouseCoopers to Tele2 for 2003 and 2002.

	Year ended December 31,
	2002	2003
Audit fees (1)	17	17
Audit-related fees (2)	1	1
Tax fees (3)	11	14
All other fees (4)	1	2
Total	30	34

(1)           Audit Fees consist of fees billed for the annual audit of the company’s consolidated financial statements and the statutory financial statements of the company’s subsidiaries. They also include fees billed for other audit services, which are those services that only the external auditor reasonably can provide, and include the review of documents filed with the SEC.

(2)           Audit-related Fees consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the company’s financial statements or that are traditionally performed by the external auditor, and include consultations concerning financial accounting and reporting standards.

(3)           Tax Fees include fees billed for tax compliance services; tax consultations, such as assistance and representation in connection with tax audits and appeals, tax advice related to mergers and acquisitions, transfer pricing, and requests for rulings or technical advice from taxing authorities; and tax planning services.

(4)           All Other Fees include fees billed for due diligence related to acquisitions.

Item 16D: Exemptions from the Listing Standards for Audit Committees

This item is not applicable.

Item 16E.  Purchases of Equity Securities by the Issuer and Affiliated Purchasers

This item is not applicable.

PART III

Item 17: Financial Statements.

The registrant has responded to Item 18 in lieu of responding to this item.

Item 18: Financial Statements.

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
2.1

Deposit Agreement, dated as of January 17, 1997, among NetCom, The Bank of New York as Depositary and the Owners and Beneficial Owners from time to time of American Depositary Receipts evidencing American Depositary Shares representing Series B Shares of NetCom.(2)

2.2

Specimen form of American Depositary Receipt representing NetCom’s American Depositary Shares evidencing the right to receive one Series B Share (nominal value SEK 5 per share) (included as Exhibit A to Exhibit 2.1).(2)

2.3

Deposit Agreement, dated as of August 24, 2000, among NetCom, The Bank of New York as Depositary and the Owners and Beneficial Owners from time to time of American Depositary Receipts evidencing American Depositary Shares representing Series A Shares of NetCom.(3)

2.4

Specimen form of American Depositary Receipt representing NetCom’s American Depositary Shares evidencing the right to receive one Series A Share (nominal value SEK 5 per share) (included as Exhibit A to Exhibit 2.3).(3)

4.1

License of Millicom Luxembourg S.A. to establish and operate a cellular digital network for mobile communications, granted by the Communications Minister of the Grand Duchy of Luxembourg on November 30, 1997.(5)

4.2

License of Tele2 AG, dated February 22, 2000, to establish and operate a mobile communications network and mobile communications services granted by the Government of the Principality of Liechtenstein.(6)

4.3	License to render wireless telecommunications services in the Republic of Latvia, dated August 29, 2000, granted by the Minister of transport of the Republic of Latvia.(1)
4.4

License to establish and operate a public national mobile digital cellular GSM-900 radio telecommunication network and to provide services via the network, granted by the Minister of transport of the Republic of Lithuania.(1)

4.5	Operating License for a Mobile Communication Network of General Use, issued by the Communications Board of Estonia, dated as of November 24, 2000.(1)
4.6	Agreement between Industriförvaltnings AB Kinnevik and Comviq GSM AB regarding the Banverket Rights, dated April 15, 1994.(4)
4.7	Agreement between Industriförvaltnings AB Kinnevik and Tele2 AB regarding the Banverket Rights, dated January 1995.(4)
4.8	Agreement, dated October 28, 1998, between Millicom Holding B.V. and NetCom AB for the acquisition of the entire issued share capital of Beleggingsmaatschappij Belmus B.V.(7)
4.9

Shareholders’ Agreement, dated January 29, 1999, among Tele2 AB, Levicom International Holdings B.V., Levicom Investments Curacao N.V., the shareholders of Levicom Investments Curacao N.V. and NetCom AB relating to AS Levicom Cellular.(7)

4.10	Share Purchase Agreement, dated January 29, 1999, between Levicom International Holdings B.V. and Tele2 AB.(7)
4.11	Framework Agreement, dated as of March 15, 2001, between TeliaSonera AB (publ), Telia Mobile AB, NetCom AB (publ) and Tele2 AB.(8)

4.12	Shareholder Agreement, dated as of March 15, 2001, between TeliaSonera AB (publ), Telia Mobile AB, NetCom AB (publ) and Tele2 AB.(8)
4.13

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

4.14	Share Purchase Agreement, dated as of November 30, 2001, between Millicom International Operations B.V., and Tele2 AB.(9)
4.15	Share Purchase Agreement, dated as of December 28, 2001, between Levicom International Holdings B.V. and Tele2 Sverige AB.(9)
4.16

Amendment Agreement, dated December 20, 2002, among Tele2 Sverige AB, Tele2 Holding AB, the Security Providers, the Original Cross-Guarantors, the Original Guarantors (as such terms are defined in the Amendment Agreement), Tele2 AB (publ), ABN AMRO Bank N.V., CIBC World Markets plc, ING Bank N.V., Nordea Markets, the Royal Bank of Scotland plc and WestLB, London Branch, amending and restating the amended and restated Senior Loan Facility dated as of November 28, 2001.(10)

4.17

Second Amendment and Restatement Agreement, dated March 3, 2003, among Tele2 Sverige AB, Tele2 Holding AB, the Security Providers, the Original Cross— Guarantors, the Original Guarantors (as such terms are defined in the Second Amendment and Restatement Agreement), Tele2 AB (publ), the Lenders (as such term is defined in the Second Amendment and Restatement Agreement) Nordea Bank Sweden AB (publ) and CIBC World Markets plc, amending and restating the amended and restated Senior Loan Facility dated as of November 28, 2001.(10)

4.18	Letter Agreement with CIBC World Markets plc, dated October 31, 2003, amending the senior loan facility.
8.1	List of subsidiaries and other associated companies of Tele2 AB as of December 31, 2003.
12.1	Certification of CEO Pursuant to 17 C.F.R. 240.13a-14 or 15d-14 as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2003.
12.2	Certification of CFO Pursuant to 17 C.F.R. 240.13a-14 or 15d-14 as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2003.
13.1	Certification of CEO and CFO Pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2003.

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

(10)                            Previously filed with the Securities and Exchange Commission in connection with the annual report on Form 20-F to be filed for the year ended December 31, 2002.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TELE2 AB

/s/ Lars-Johan Jarnheimer

Lars-Johan Jarnheimer

President and Chief Executive Officer

Date: June 28, 2004

CONSOLIDATED FINANCIAL STATEMENTS OF TELE2 AB,
AS OF AND FOR THE YEARS ENDED
DECEMBER 31, 2001, 2002 AND 2003

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Shareholders of Tele2 AB (publ):

We have audited the accompanying consolidated balance sheets of Tele2 AB and its subsidiaries as of December 31, 2003 and 2002 and the related consolidated statements of income, of cash flows and of changes in shareholders’ equity for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Tele2 AB and its subsidiaries at December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in Sweden.

Accounting principles generally accepted in Sweden vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 39 to the consolidated financial statements.

Stockholm, Sweden

March 3, 2004

Pål Wingren

Authorized Public Accountant

PricewaterhouseCoopers AB

TELE2 AB AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENTS

(in millions except per share data)

	Year ended December 31,
	Note	2001	2002	2003	2003
		SEK	SEK	SEK	USD (Unaudited)

Operating revenue	(1)	25,085	31,282	36,911	5,130
Cost of services sold		(17,715)	(19,890)	(23,109)	(3,212)
Gross profit		7,370	11,392	13,802	1,918
Selling expenses		(6,652)	(7,279)	(8,820)	(1,226)
Administrative expenses	(37)	(2,188)	(2,571)	(3,110)	(432)
Other operating revenue	(3)	189	50	78	11
Other operating expenses	(4)	(75)	(62)	(66)	(9)
Operating profit/loss	(2, 36)	(1,356)	1,530	1,884	262
Profit/loss in associated companies:
Result from associated companies	(5)	(58)	(41)	(18)	(3)
Sale of associated companies	(6)	91	5	—	—
Profit/loss on financial investments:
Result from other securities and receivables classified as fixed assets	(7)	4	(84)	(70)	(10)
Other interest revenue and similar income	(8)	65	165	106	15
Interest expenses and similar costs	(9)	(690)	(779)	(635)	(88)
Profit/loss after financial items		(1,944)	796	1,267	176
Tax on profit/loss for the year	(10)	2,335	(574)	1,092	152
Minority interest		1	1	37	5
Profit for the year	(31-32)	392	223	2,396	333

Earnings per share	(23)	SEK2.70	SEK1.51	SEK16.25	USD2.26
Earnings per share after full dilution	(23)	SEK2.70	SEK1.51	SEK16.20	USD2.25

Number of shares	(23)	147,360,175	147,460,175	147,560,175	147,560,175
Average number of shares	(23)	145,003,847	147,360,175	147,460,175	147,460,175
Number of shares after dilution	(23)	147,560,175	148,223,175	148,203,675	148,203,675
Average number of shares after dilution	(23)	145,303,847	147,634,293	147,869,175	147,869,175

Solely for the convenience of the reader, the 2003 financial statements have been translated into United States Dollars (USD) using the December 31, 2003 noon buying rate of the Federal Reserve Bank of New York of USD 1 = SEK 7.1950.

The accompanying notes are an integral part of these financial statements.

TELE2 AB AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (in millions)

	At December 31,
	Note	2002	2003	2003
		SEK	SEK	USD (Unaudited)

ASSETS
Fixed assets
Intangible assets
Licenses and right of use	(11)	509	480	67
Goodwill	(11)	24,587	23,076	3,207
Total intangible assets		25,096	23,556	3,274
Tangible assets
Buildings and land	(12)	115	108	15
Machinery and other technical plant	(12)	8,334	8,334	1,158
Equipment, tools and installations	(12)	575	301	42
Fixed plant under construction	(12)	233	293	41
Total tangible assets		9,257	9,036	1,256
Financial fixed assets
Shares in group companies	(13)
Shares in associated companies	(14)	542	514	71
Receivables from associated companies	(15)	19	—	—
Other long-term holdings of securities	(16)	139	36	5
Other long-term receivables	(17)	74	48	7
Deferred tax receivable	(10)	1,246	2,459	342
Total financial fixed assets		2,020	3,057	425
Total fixed assets		36,373	35,649	4,955
Current assets
Inventory		353	350	49
Current receivables
Accounts receivable	(18)	4,373	5,569	774
Current tax receivables		1	2	—
Other receivables	(19)	250	308	43
Prepaid expenses and accrued revenues	(20)	3,049	3,319	461
Total current receivables		7,673	9,198	1,278
Cash and bank balances	(21)	2,473	2,773	385
Total current assets		10,499	12,321	1,712
Total assets	(31-32)	46,872	47,970	6,667

Solely for the convenience of the reader, the 2003 financial statements have been translated into United States Dollars (USD) using the December 31, 2003 noon buying rate of the Federal Reserve Bank of New York of USD 1 = SEK 7.1950.

The accompanying notes are an integral part of these financial statements.

TELE2 AB AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (in millions)

	At December 31,
	Note	2002	2003	2003
		SEK	SEK	USD (Unaudited)

EQUITY AND LIABILITIES
Shareholders’ equity	(22)
Restricted equity
Share capital	(23)	737	738	103
Restricted reserves		24,401	23,706	3,295
Total restricted equity		25,138	24,444	3,398
Non-restricted reserves
Non-restricted reserves		3,367	3,520	489
Profit/loss of the year		223	2,396	333
Total non-restricted reserves		3,590	5,916	822
Total shareholders’ equity		28,728	30,360	4,220
Minority interest		22	7	1
Provisions
Shares in associated companies	(14)	28	6	1
Other provisions		—	20	3
Total provisions		28	26	4
Long-term liabilities
Interest-bearing
Liabilities to financial institutions	(24)	7,876	4,752	660
Other liabilities	(25)	23	23	3
Total long-term liabilities		7,899	4,775	663
Short-term liabilities
Interest-bearing
Liabilities to financial institutions	(24)	2,377	2,449	340
Other liabilities	(25)	5	12	2
Total interest-bearing liabilities		2,382	2,461	342
Non-interest-bearing
Accounts payable		3,542	4,486	623
Current tax liabilities		57	83	12
Other liabilities	(26)	441	598	83
Accrued expenses and prepaid revenues	(27)	3,773	5,174	719
Total non-interest-bearing liabilities		7,813	10,341	1,437
Total current liabilities		10,195	12,802	1,779
Total shareholders’ equity and liabilities	(31-32)	46,872	47,970	6,667

PLEDGED ASSETS AND CONTINGENT LIABILITIES
Pledged assets	(28)	11,735	12,921	1,796
Contingent liabilities	(29)	None	363	50

Solely for the convenience of the reader, the 2003 financial statements have been translated into United States Dollars (USD) using the December 31, 2003 noon buying rate of the Federal Reserve Bank of New York of USD 1 = SEK 7.1950.

The accompanying notes are an integral part of these financial statements.

TELE2 AB AND SUBSIDIARIES

CONSOLIDATED CASH FLOW STATEMENTS  (in millions)

	Year ended December 31,
	Note	2001	2002	2003	2003
		SEK	SEK	SEK	USD (Unaudited)
Operating activities
Operating profit/loss		(1,356)	1,530	1,884	262
Adjustments of income/expense items that do not generate cash flow from operating activities:
Depreciation and amortization		3,054	3,597	3,826	532
Capital losses/gains on sale of machinery, other technical plant		40	9	27	4
Financial leases		(14)	(20)	(32)	(5)
Exchange rate differences		—	63	(15)	(2)
Interest received		54	157	124	17
Interest paid		(569)	(619)	(532)	(74)
Financial expenses paid		(55)	(104)	(118)	(17)
Tax paid/refund		7	(49)	(102)	(14)
		1,161	4,564	5,062	703
Change in working capital:
Inventory		(66)	(12)	(7)	(1)
Accounts receivable		(837)	(815)	(1,250)	(174)
Other current receivables		(69)	167	37	5
Prepaid expenses and accrued revenues		(851)	(185)	(274)	(38)
Accounts payable		566	236	1,038	145
Other current liabilities		112	123	12	2
Accrued expenses and prepaid revenues		397	287	1,361	189
Provisions		—	—	(5)	(1)
		(748)	(199)	912	127
Cash flow provided by operating activities		413	4,365	5,974	830
Investing activities
Acquisition of intangible fixed assets		(17)	(208)	(102)	(14)
Acquisition of tangible fixed assets		(2,167)	(1,699)	(1,809)	(252)
Sale of tangible fixed assets		38	17	21	3
Acquisition of shares in Group companies, excluding cash	(13)	831	(346)	(699)	(97)
Acquisition of other long-term securities		(334)	(317)	—	—
Sale of other long-term securities		236	40	21	3
Other long-term lending		(103)	(12)	(64)	(9)
Payments received on other long-term lending		49	9	76	11
Cash flow from investing activities		(1,467)	(2,516)	(2,556)	(355)
Financing activities
Raising of loans from credit institutions		12,139	528	1,399	194
Amortization of loans from credit institutions		(9,861)	(1,744)	(4,327)	(601)
Raising of other interest-bearing liabilities		342	12	—	—
Amortization of other interest-bearing liabilities		(842)	(209)	(27)	(4)
New share issue		15	15	15	2
Cash flow from financing activities		1,793	(1,398)	(2,940)	(409)
Net change in cash		739	451	478	66
Liquid funds at beginning of year	(21)	1,511	2,275	2,473	(344)
Exchange rate differences in liquid funds	(21)	25	(253)	(178)	(24)
Liquid funds at end of year*	(21)	2,275	2,473	2,773	(302)

*of which, blocked accounts	(21)	897	870	830	115
For additional cash flow information:	(30)

Solely for the convenience of the reader, the 2003 financial statements have been translated into United States Dollars (USD) using the December 31, 2003 noon buying rate of the Federal Reserve Bank of New York of USD 1 = SEK 7.1950.

The accompanying notes are an integral part of these financial statements.

TELE2 AB AND SUBSIDIARIES

CHANGES IN SHAREHOLDERS’ EQUITY  (in millions)

	Note	Share Capital	Restricted reserves	Unrestricted reserves	Total shareholders’ equity
	(SEK in millions)

Opening shareholders’ equity Jan 1, 2001		724	25,098	717	26,539
Items reported directly against shareholders’ equity
Step acquisitions		—	—	(12)	(12)
Exchange-rate difference	(22)	—	1,844	(110)	1,734
Total items reported directly against shareholders’ equity		—	1,844	(122)	1,722
Other changes in shareholders’ equity
New share issue, acquisition of Tele2 Russia		12	837	—	849
New share issue		1	14	—	15
Transfers within shareholders’ equity		—	7,948	(7,948)	—
Net profit/loss for the year		—	—	392	392
Closing shareholders’ equity Dec 31, 2001		737	35,741	(6,961)	29,517

Opening shareholders’ equity Jan 1, 2002		737	35,741	(6,961)	29,517
Items reported directly against shareholders’ equity
Exchange-rate difference	(22)	—	(868)	(158)	(1,026)
Total items reported directly against shareholders’ equity		—	(868)	(158)	(1,026)
Other changes in shareholders’ equity
Utilization of share premium reserve		—	(7,387)	7,387	—
New share issue		—	14	—	14
Transfers within shareholders’ equity		—	(3,099)	3,099	—
Net profit/loss for the year		—	—	223	223
Closing shareholders’ equity Dec 31, 2002		737	24,401	3,590	28,728

Opening shareholders’ equity Jan 1, 2003		737	24,401	3,590	28,728
Items reported directly against shareholders’ equity
Exchange-rate difference	(22)	—	(865)	85	(780)
Total items reported directly against shareholders’ equity		—	(865)	85	(780)
Other changes in shareholders’ equity
New share issue		1	15	—	16
Transfers within shareholders’ equity		—	155	(155)	—
Net profit/loss for the year		—	—	2,396	2,396
Closing shareholders’ equity Dec 31, 2003		738	23,706	5,916	30,360

TELE2 AB AND SUBSIDIARIES

NOTES

(in SEK millions)

OPERATIONS

References to “Tele2” or the “Group” in these notes to the financial statements pertain to Tele2 AB (the parent) and its subsidiaries in accordance with the description below, unless specifically indicated otherwise.

Tele2 AB, formed in 1993, is the leading and profitable, alternative pan-European telecommunications company offering fixed and mobile telephony, as well as data network and Internet services under the brands Tele2, Tango and Comviq to more than 22.3 million customers in 23 countries. Tele2 operates Datametrix, which specializes in systems integration; 3C Communications, which operates Internet payments, credit card transactions and public pay telephones; Transac, which operates data processing of credit card transactions and billing; C3, which is active in prepaid calling cards for fixed telephony; and Optimal Telecom, which offers households low price guarantees for telephony services. The Group also offers cable TV services and jointly owns the Internet portal Everyday.com with MTG.

GENERAL ACCOUNTING PRINCIPLES

The annual report has been prepared in accordance with the Annual Accounts Act, recommendations of the Swedish Financial Accounting Standards Council’s Emerging Issues Task Force and the Swedish Financial Accounting Standards Council’s recommendations RR1:00-RR29, of which RR29 was applied before it came into force.

In 2003, Tele2 modified its accounting principles to conform to recommendation RR29 – Employee Benefits. Previously, Tele2 reported defined-benefit pension plans in line with local rules and regulations in each country. The application of RR29 means that all the Group’s subsidiaries are now reported on the basis of uniform principles. Since the Group has largely had defined-contribution plans, the introduction of RR29 has not had any significant impact on Tele2’s earnings and financial position (Note 36).

Consolidated accounts

The consolidated financial statements include the accounts of the Parent Company and all companies in which the Parent Company, directly or indirectly, holds more than 50% of the voting rights, or in some other aspect has a controlling interest.

The consolidated accounts were prepared using the purchase method, which means that the Group’s shareholders’ equity includes only that part of each subsidiary’s equity which has been earned after the acquisition.

The difference between the acquisition value of shares in a subsidiary and the market value of that subsidiary’s net assets at the time of acquisition is allocated to the subsidiary’s identifiable assets. Remaining amounts are reported as goodwill.

The current method is used to translate the accounts of foreign subsidiaries. Consequently, the exchange rate on the closing date is used to translate items in the balance sheet, while items in the income statement are translated using the average exchange rate for the year.

All non-Swedish companies in the Tele2 Group are regarded as independent foreign operations as they conduct independent business activities and transactions in local currencies, so that exchange rate differences arising from translations are charged directly to shareholders’ equity.

When an independent foreign operation is divested, the accumulated exchange rate differences attributable to the divested operation are reported in “Net assets in Group companies divested” in the income statement.

The Group hedges some net investments in foreign subsidiaries by means of foreign-currency loans. All foreign exchange gains and losses, net of taxes, relating to the translation of a loan which hedges such an investment is reported directly against shareholders’ equity.

Accounting for associated companies and joint ventures

Companies in which the shareholding is regarded as long term, and in which the Company has a significant influence by means of voting rights amounting to a minimum of 20% and a maximum of 50% are treated as associated companies. Companies in which the owners have equal control pursuant to an agreement are regarded as joint ventures.

Associated companies and joint ventures (“associated companies”) are reported in accordance with the equity method. The book value of the shares in the associated company which is reported in the consolidated financial statements corresponds to the Group’s share in the equity of the associated company and any residual value of consolidated surplus values after adjustment to the consolidated accounting principles. Participation in earnings after net financial items of the associated company is reported in the income statement under the item “Result from shares in associated companies” along with amortization of acquired surplus values. The portion of associated companies’ tax expense and deferred tax income/expense is reported in the income statement under the item “Tax on profit for the year”. Tax receivables/liabilities is reported in the balance sheet as “Shares in associated companies”. Earnings accrued in associated companies arising after the acquisition date, and which have not yet materialized through dividends, are allocated to the equity method reserve, which comprises part of restricted shareholders’ equity in the Group. The equity share reduces unrestricted shareholders’ equity in the event of losses.

In the event of an increase or decrease in the Group’s equity share in associated companies through share issues, the gain or loss is reported in the consolidated income statement under the item “Return on shares in associated companies”.

In the event of negative shareholders’ equity in associated companies in which the company has pledged to contribute additional capital, the negative portion is reported as a provision.

Group surplus values relating to foreign associated companies are reported as assets in foreign currencies. These values are translated in accordance with the same principles as the income statements and balance sheets for associated companies.

Minority interest

The minority share in net profit/loss and shareholders’ equity is reported as minority interest.

Financial items

Acquisition and sale of investments is reported on the trading day, which is the date on which the Group has an undertaking to purchase or sell the asset. Investments are initially reported at the acquisition value, including transaction costs. Financial assets, both current and fixed are reported at the lower of cost or market value.

Receivables from/liabilities to Group companies and associated companies are based on commercial terms and conditions. Financial loan receivables and loan liabilities are reported in accordance with the original amount. In the event of any deviation between the market rate and the interest rate agreed at the time of the loan, the loan amount is discounted to the fair value. Financing costs relating to the raising of loans are reported under prepaid expenses and expensed for the duration of the agreement in relation to the size of the loan (Note 33).

Receivables and liabilities of Swedish and non-Swedish subsidiaries denominated in foreign currencies

Receivables and liabilities of Group companies denominated in foreign currencies have been converted into Swedish kronor applying the year-end rate.

Gains or losses on foreign exchange in international transactions related to regular operations are included in the income statement under “Other operating revenues” and “Other operating expenses” respectively, while differences in financial receivables and liabilities are reported within financial items. Note 22 summarizes the exchange rate differences charged directly to shareholders’ equity and the differences which affected profit/loss for the year.

Long-term lending to/borrowing from Tele2’s foreign operations is regarded as a permanent part of the Parent Company’s financing of/borrowing from foreign operations, and thus as an expansion/reduction of the Parent Company’s investment in the independent foreign operation. This lending/borrowing is translated at the historical rate of exchange if the borrowing is denominated in the foreign company’s currency. This means that exchange rate fluctuations in intra-Group transactions in the consolidated accounts are reported directly against shareholders’ equity.

Fixed assets

Intangible (Note 11) and tangible (Note 12) fixed assets are reported net after deductions for accumulated depreciation and amortization according to plan. Depreciation according to plan is based on the acquisition value and estimated utilization period of fixed assets. Note 2 presents depreciation and amortization schedules for fixed assets and reasons for amortizing certain intangible assets over a utilization period longer than five years.

If there is an indication that a tangible or intangible asset has declined in value, an estimate is made of its recovery value. If the calculated recovery value is less than the reported value, a write-down is made to the asset’s recovery value.

Intangible assets

Tele2 holds a number of licenses issued by the Swedish National Post and Telecom Agency and the equivalent licensing authority in other countries. Capitalized expenses for these rights are amortized on a straight-line basis over the duration of the contract.

Goodwill is defined as the difference between the purchase cost of shares or assets acquired and the market value of net assets.

Tangible assets

Land and buildings relates to fixed assets intended for use in actual operations. Buildings are written off on a straight-line basis over the utilization period. Acquisition value includes direct costs attributable to the building.

Machinery and technical plant includes equipment and machinery intended for use in operations, such as network installations. The asset is depreciated on a straight-line basis over the utilization period. The acquisition value includes direct expenses attributable to the construction and installation of networks. Interest directly relating to acquisition, construction or production of an asset which necessarily requires considerable time to complete for the intended application is included in the acquisition value of the asset.

Additional expenses for extensions and improvements which increase value are capitalized, while additional expenses for repairs and maintenance are regularly charged to income during the period in which they arise.

Equipment, tools and installations comprise assets used in administration, sales and operations.

Dismantling costs

Tele2 has a number of antennas and masts, which would involve costs if a decision were made to dismantle them. Tele2 expenses maintenance of antennas as it arises. As Tele2 believe it is unlikely that antennas will be dismantled in the foreseeable future, no provision has been made for dismantling costs. Tele2 also believes that these potential dismantling costs do not represent a substantial amount.

Development work

Tele2 capitalizes some direct development expenses relating to software for internal use. These are written off over the utilization period, which begins when the asset is ready for use. Project-planning costs and maintenance and training costs are expensed as they arise.

Other development work is expensed as it arises as such expenses does not satisfy the criteria for reporting as an asset as defined in RR15 – Intangible assets.

Leasing

Leases are classified as financial or operating leases. A lease is considered financial if all economic risks and benefits associated with ownership of the asset have been transferred, to a material degree, to the lessee; otherwise, the lease is an operating lease. In the case of financial leases as reported in the consolidated financial statements, each asset is entered as a tangible fixed asset, and a corresponding amount is entered as a loan on the liability side of the balance sheet. In the income statement, the cost of the lease is divided into a depreciation portion and an item in interest expense. The asset is depreciated on a straight-line basis over the utilization period (Notes 12 and 24).

Agreements covering financial leases before January 1, 1997 have been reported as operational leases in line with a transitional rule.

Materials and supplies

Inventories of materials and supplies are valued in accordance with the first-in, first-out principle at the lower of acquisition value and market value. Tele2’s inventories essentially consist of finished products and goods for resale. There is no further specification in the notes, as long as the total value of inventories is of a relatively insignificant value.

Receivables

Receivables are reported in the invoiced amounts less the reserve for doubtful debts. The reserve for doubtful receivables is reported as soon as it is likely the Group will not receive the balance outstanding in accordance with the original billing terms (Note 18).

Credit risk means the accounting loss which would be reported at year-end if the other parties completely failed to fulfill their payment obligations under the agreement.

Cash and cash equivalents

Cash and cash equivalents consist of cash and bank balances as well as current investments with a maturity of a maximum three months. Cash and cash equivalents according to the cash flow statement and balance sheet include restricted funds (Note 21).

Shareholders’ equity

Shareholders’ equity consists of registered share capital, reserves which are not available for distribution (statutory reserve, share premium reserve and other restricted reserves) and disposable earnings/accumulated losses, net profit/loss and shares in losses of associated companies.

The share premium reserve applies to surplus portions when a company’s shares are issued at a price that exceeds the nominal value. The equity reserve pertains to positive earnings of associated companies received after the acquisition date. According to the Swedish Companies Act, a provision must be made each year to the statutory reserve in a minimum amount corresponding to 10% of that portion of net profit for the year which is not used to cover retained losses until the statutory reserve and the share premium reserve, combined, correspond to 20% of the share capital. Restricted reserves in Tele2 AB and the Swedish group companies may be used to increase share capital in order to cover accumulated losses, under certain conditions. Other restricted reserves pertain to the equity share of untaxed reserves.

According to the Swedish Companies Act, Tele2 AB’s disposable earnings after the requisite provision to the statutory reserve, and after covering accumulated losses for previous years, are available for distribution to shareholders. The legal limit for distributable funds is represented by rules to the effect that dividends may not threaten the company’s liquidity or overall position or exceed unrestricted shareholders’ equity in the Group. The dividend is determined by shareholders at the Annual General Meeting and, generally, may not exceed the dividend proposed by the Board.

Additional direct costs relating to the issuance of new shares, except when in connection with company acquisitions, are reported directly to shareholders’ equity as a reduction, net after tax, of proceeds from the share issue. Share issue expenses relating to company acquisitions are included in the acquisition price.

Provisions

Provisions are reported when a company has a legal or constructive obligation in which it is probable that payments will be required to fulfill the commitment, and where it is possible to make a reliable estimate of the amount to be paid.

Revenue recognition

Sales are reported net of VAT, discounts and exchange rate differences for sales in foreign currency.

Revenue from mobile telephony services consists mainly of monthly fees from subscription customers. This revenue is recognized at the time the mobile service is provided to the customer. Unbilled subscription charges for the period from the last billing date to the end of the reporting period are shown as accrued income, and billed subscription charges for periods after the end of the reporting period are reported as deferred income. Revenue from the sale of prepaid calling cards is reported as deferred income and is recognized as the customer uses the card.

Revenue from fixed telephony services consists mainly of call time. This revenue is recognized at the time the service is provided. Revenue from international telephony traffic also consists of revenue from foreign telecommunications companies for traffic which goes through Tele2’s network. Unbilled revenue from fixed telephony services to customers and from foreign telecommunications companies from the last billing date to the end of the period is reported as accrued income.

Revenue from cable TV and other products and services is recognized at the time the product or service is supplied to the customer.

Marketing expenses

Expenditures for advertising and other marketing activities are charged on an ongoing basis.

Corporate income tax

Consolidated profit or loss for the year is charged with the tax on taxable income for the year (“Current tax”) and with estimated tax charges or credits for temporary differences (“Deferred tax”). A temporary difference is an item which merely alters the time when an item is considered taxable or entitles the company to a deduction.

The calculation of deferred tax receivables takes into account the company’s loss carry-forwards to the extent that it is expected they can be used against future profits. In cases where a company reports losses, an assessment is made of whether there are any convincing factors to indicate that there will be sufficient future profits. One example of such a factor is if a company’s forecasts show a positive earnings trend and forecasts have proven to be historically reliable (Note 10). Tax receivable and deferred tax payable are netted only among units with the same domicile for tax purposes.

When an acquired company has loss carry-forwards and Tele2, at the time of acquisition, has made an assessment that tax receivables are not to be reported at any value, but a subsequent assessment results in tax receivables being valued and reported in the income statement as tax revenue, an amount corresponding to the reported value of the original loss carry-forward (adjusted to the remaining depreciation period of the acquisition’s goodwill item) will reduce the book value of goodwill by means of depreciation in the income statement.

The tax effects of Group contributions paid and received are reported in the individual companies as tax expense or tax revenue in the income statement (“Current tax”) and charged to retained earnings.

Earnings per share

Earnings per share after dilution (Note 23) is calculated according to a method in which the present value of the exercise price of the option is assumed to be used to acquire shares at the average market value during the accounting period.

Number of employees, salary and remuneration

The average number of employees (Note 35) as well as salaries and remuneration (Note 36) for each year in acquired companies is reported in relation to the length of time the company has been part of the Tele2 Group.

The number of employees as well as salaries and remuneration is not reported by country but are grouped and presented by market area for the sake of clarity and to give a truer picture which is in keeping with other parts of the annual report, thereby allowing comparison of operating revenue and other income statement items.

Pensions

In the case of defined-benefit plans, Tele2 has the risk and obligation at the time of the pension payment. In the case of defined-contribution plans, Tele2 does not bear the risk at the time of the pension payment.

There are a number of pension plans in the Group, but the majority are defined-contribution plans (Note 36) for which the Group makes payments to public and private pension institutions. The regular payments represent the pension expenses for the year and are included in personnel costs. The Group’s outgoing payments for defined-contribution pension plans are reported as an expense during the period in which the employees performed the services to which the contribution relates.

The provision for defined-benefit plans is made up of the present value of the defined-benefit commitment minus the fair value of plan assets and an adjustment for actuarial gains and losses and costs for service in previous years. Actuaries calculate the defined-benefit commitment and also revalue the pension plan’s commitment each year using the Projected Unit Credit Method. These commitments are valued at the present value of expected future payments using a discount rate which corresponds to the rate for high-grade corporate bonds or government bonds with a remaining maturity which is more or less the same as the current commitment. Actuarial gains and losses outside the 10 percent corridor are distributed over the employees’ remaining period of service.

Remuneration to Auditors

Auditing assignments consist of the auditing of the annual accounts, accounting records and administration of the Board and President. All else comes under other assignments (Note 37).

Transactions with related parties

Transactions with other related parties are listed in Note 38.

United States generally accepted accounting principles (US GAAP)

The consolidated balance sheets and income statements are drawn up in accordance with Swedish accounting principles. These differ in certain aspects from generally accepted accounting principles in the United States (US GAAP). Note 39 shows the adjustments required for compliance with US GAAP.

Other information

Tele2 is a limited company and has its registered office in Stockholm. The Head Office (phone +46 8 5620 0060) is located at Skeppsbron 18, PO Box 2094, SE-103 13 Stockholm, Sweden.

The balance sheets and income statements will be adopted at the Annual General Meeting on May 12, 2004.

NOTE 1  OPERATING REVENUE

Market area split by business areas:

	Operating revenue
	Year ended December 31,
	2001	2002	2003	Change
	(SEK in millions)
Nordic:
Mobile telephony	6,029	6,872	7,330	7%
Fixed telephony and Internet	5,734	6,557	6,310	(4)%
Cable TV	171	222	207	(7)%
Other operations	432	342	346	1%
Adjustment, mobile Sweden	—	237	(374)	(258)%
Intra-Group sales	(468)	(664)	(849)	28%
Total, Nordic	11,898	13,566	12,970	(4)%
Of which, Tele2 in Sweden; Mobile telephony	5,720	6,374	6,626	4%
Of which, Tele2 in Sweden; Fixed telephony	3,183	3,925	3,793	(3)%
Of which, Tele2 in Sweden; Cable TV	157	205	191	(7)%
Adjustment, mobile Sweden	—	237	(374)	(258)%
Of which, Tele2 in Sweden; Total	9,060	10,741	10,236	(5)%
Eastern Europe & Russia:
Mobile telephony	1,094	2,068	2,600	26%
Fixed telephony and Internet	34	198	348	76%
Cable TV	—	26	26	0%
Other operations	53	77	99	29%
Intra-Group sales	(33)	(49)	(67)	37%
Total, Eastern Europe & Russia	1,148	2,320	3,006	30%
Central Europe:
Mobile telephony	25	145	432	198%
Fixed telephony and Internet	5,339	5,922	7,645	29%
Intra-Group sales	(520)	(378)	(575)	52%
Total, Central Europe	4,844	5,689	7,502	32%
Southern Europe:
Fixed telephony and Internet	5,591	8,415	10,578	26%
Intra-Group sales	(467)	(310)	(345)	11%
Total, Southern Europe	5,124	8,105	10,233	26%
Luxembourg:
Mobile telephony	471	535	601	12%
Fixed telephony and Internet	211	209	314	50%
Cable TV	—	2	11	450%
Other operations	104	124	101	(19)%
Intra-Group sales	(123)	(116)	(110)	(5)%
Total, Luxembourg	663	754	917	22%
Branded products & services
Mobile telephony	17	—	—	—
Fixed telephony and Internet	1,559	1,004	2,608	160%
Other operations	—	—	14	—
Intra-Group sales	(168)	(156)	(339)	117%
Total, Branded products & services	1,408	848	2,283	169%
Total by market	25,085	31,282	36,911	18%

	Operating revenue
	Year ended December 31,
	2001	2002	2003	Change
	(SEK in millions)

Mobile telephony	7,636	9,620	10,963	14%
Fixed telephony and Internet	18,468	22,305	27,803	25%
Cable-TV	171	250	244	(2)%
Other operations	589	543	560	3%
Adjustment, mobile Sweden	—	237	(374)	(258)%
Intra-Group sales	(1,779)	(1,673)	(2,285)	37%
Total by operating area	25,085	31,282	36,911	18%

Telephony revenue is reported at the time the customers make calls. As such, prepaid calling cards which have been sold but not yet utilized are not included in revenue. To account for this, revenue has been recognized according to a model which has been applied in Sweden since prepaid calling cards were introduced in 1997, in the absence of a system which could measure the value of cards sold but not yet utilized. Such a system was introduced by Comviq towards the end of 2003 and it was established that the value of sold but unutilized cards was underestimated by a total of SEK –374 million for the period 1997 to September 30, 2003. Of this amount, SEK –95 million is estimated to be related to 2003.

In 2002, Tele2 won a lawsuit in the County Administrative Court against Telia regarding principles of payment of interconnection charges. The result of the ruling is that Telia is responsible for payment regarding traffic transited via its network (Cascade accounting) at certain tariffs rates. An amount of SEK 237 million has been included in the operating revenue for 2002, thereby recognizing the receivable in its entirety in 2002. On June 26, 2003, the Stockholm Court of Appeal ruled that Telia is responsible for payment.

In intra-Group sales, no sales were made to companies in the Tele2 Group. Internal sales in the market areas and additional information about segments are shown in Note 31 (Market areas) and Note 32 (Business areas).

Sales of telephones, which amounted to SEK 387 million (2002: SEK 453 million, 2001: SEK 306 million), are included in operating revenue for the year.

NOTE 2  DEPRECIATION/AMORTIZATION FOR THE YEAR AND OPERATING PROFIT

Market area split by business areas:

	Depreciation/ Amortization			Operating profit/loss
	Year ended December 31,
	2001	2002	2003	2001	2002	2003
	(SEK in millions)

Nordic:
Mobile telephony	(354)	(791)	(424)	2,563	2,548	2,875
Fixed telephony and Internet	(481)	(472)	(498)	376	720	401
CableTV	(72)	(64)	(61)	(83)	(32)	(21)
Other operations	(6)	(8)	(9)	(1)	6	—
Adjustment, mobile Sweden	—	—	—	—	237	(374)
Total, Nordic	(913)	(1,335)	(992)	2,855	3,479	2,881
Of which, Tele2 in Sweden; Mobile telephony	(352)	(388)	(413)	2,759	3,021	2,912
Tele2 in Sweden; Fixed telephony	(351)	(356)	(406)	324	523	308
Tele2 in Sweden; Cable TV	(70)	(61)	(58)	(83)	(29)	(23)
Adjustment, mobile Sweden	—	—	—	—	237	(374)
Tele2 in Sweden; Total	(773)	(805)	(877)	3,000	3,752	2,823
Eastern Europe & Russia:
Mobile telephony	(244)	(339)	(355)	76	272	454
Fixed telephony and Internet	(23)	(29)	(28)	(79)	(105)	(252)
Cable TV	—	(12)	(9)	—	(13)	(10)
Other operations	(11)	(10)	(12)	(3)	(3)	3
Total, Eastern Europe & Russia:	(278)	(390)	(404)	(6)	151	195
Central Europe:
Mobile telephony	(3)	(17)	(27)	(24)	(203)	(151)
Fixed telephony and Internet	(98)	(116)	(165)	(683)	(11)	142
Total, Central Europe	(101)	(133)	(192)	(707)	(214)	(9)
Southern Europe:
Fixed telephony and Internet	(96)	(129)	(106)	(1,427)	(230)	918
Total, Southern Europe	(96)	(129)	(106)	(1,427)	(230)	918
Luxembourg:
Mobile telephony	(65)	(65)	(73)	36	96	147
Fixed telephony and Internet	(48)	(18)	(95)	(109)	(12)	(219)
Cable TV	—	(5)	(6)	—	(34)	(15)
Other operations	(5)	(4)	(13)	(40)	(16)	(20)
Total, Luxembourg	(118)	(92)	(187)	(113)	34	(107)
Branded products & services:
Mobile telephony	—	—	—	(22)	—	—
Fixed telephony and Internet	(36)	(12)	(56)	(424)	(184)	(99)
Other operations	—	—	(1)	—	—	(7)
Total, Branded products & services	(36)	(12)	(57)	(446)	(184)	(106)
Group depreciation/amortization	(1,512)	(1,506)	(1,888)	(1,512)	(1,506)	(1,888)
Total by market	(3,054)	(3,597)	(3,826)	(1,356)	1,530	1,884

	Depreciation/ Amortization			Operating profit/loss
	Year ended December 31,
	2001	2002	2003	2001	2002	2003
	(SEK in millions)

Mobile telephony	(666)	(1,212)	(879)	2,629	2,713	3,325
Fixed telephony and Internet	(782)	(776)	(948)	(2,346)	178	891
Cable-TV	(72)	(81)	(76)	(83)	(79)	(46)
Other operations	(22)	(22)	(35)	(44)	(13)	(24)
Adjustment, mobile Sweden	—	—	—	—	237	(374)
Group depreciation/amortization	(1,512)	(1,506)	(1,888)	(1,512)	(1,506)	(1,888)
Total by business area	(3,054)	(3,597)	(3,826)	(1,356)	1,530	1,884

	Operating profit/loss-margin
	Year ended December 31,
	2001	2002	2003

Nordic	24%	26%	22%
of which, Tele2 in Sweden; Mobile telephony	48%	47%	44%
of which, Tele2 in Sweden; Fixed telephony	10%	13%	8%
of which, Tele2 in Sweden; Cable TV	(53)%	(14)%	(12)%
of which, Tele2 in Sweden; Total	33%	35%	28%
Eastern Europe & Russia	(1)%	7%	6%
Central Europe	(15)%	(4)%	0%
Southern Europe	(28)%	(3)%	9%
Luxembourg	(17)%	5%	(12)%
Branded products & services	(32)%	(22)%	(5)%
Total by business area	(5)%	5%	5%

The item Adjustment, mobile Sweden of SEK –374 million (2002: SEK 237 million) relates to operating revenue and is described in Note 1.

Some of the tax effect of the year’s valued loss carry-forwards relates to acquired loss carry-forwards which at the time of acquisition were valued at zero. This value, adjusted to the remaining depreciation period of the acquisition’s goodwill, has reduced the book value of goodwill through Group depreciation/amortization of SEK –322 million in the income statement (Note 10).

Write-downs of fixed assets amounted to SEK –172 million and relates to an Atlantic undersea cable, in which Tele2 invested in the late 1990s. They are expensed as a result of Tele2’s assessment of continued excess supply of capacity.

Internal sales to other companies in the Tele2 Group are not included in the figures above. Profit/loss including internal sales, depreciation by segment and additional information about segments is shown in Note 31 (Market areas) and Note 32 (Business areas).

Sales of telephones are included in operating expenses for the year at SEK –432 million (2002: SEK –573 million, 2001: SEK –543 million).

Depreciation/amortization by function:

	Year ended December 31,
	2001	2002	2003
	(SEK in millions)

Cost of services sold	(2,782)	(3,264)	(3,413)
Selling expenses	(75)	(83)	(55)
Administrative expenses	(197)	(250)	(358)
Total depreciation/amortization for the year by function	(3,054)	(3,597)	(3,826)

Depreciation/amortization by type of asset:

	Year ended December 31,
	2001	2002	2003
	(SEK in millions)

Licenses and right of use	(46)	(339)	(85)
Goodwill	(1,506)	(1,512)	(1,906)
Buildings	(19)	(19)	(24)
Machinery and technical plant	(1,276)	(1,350)	(1,652)
Equipment, tools and installations	(207)	(240)	(159)
Plant under construction	—	(137)	—
Total depreciation/amortization for the year by type of asset	(3,054)	(3,597)	(3,826)

Estimated utilization period:

Intangible assets:
Licenses and right of use	1-23 years
Goodwill	3-20 years
Tangible assets:
Buildings	5-40 years
Machinery and technical plant	2-25 years
Equipment, tools, and installations	2-10 years

Depreciation/amortization according to plan is based on the acquisition value and estimated utilization period of fixed assets. All depreciation is straight-line over the utilization period.

Goodwill arising from the original acquisition of Comviq GSM AB and Tele2 Sverige AB and other acquisitions before 1996, in addition to acquisition of Alpha during 2003, is amortized over ten years. The goodwill arising in 1996 in conjunction with the acquisition of the outstanding minority shareholding in Tele2 Sverige AB and outstanding options in Comviq GSM AB, is amortized over 20 years. Goodwill arising from the acquisition of Datametrix, Tele2 Eesti, SIA Tele2, SEC, Tele2 Russia and Tele2 OU (Levicom Broadband) is amortized over a period of 20 years. Amortization periods are set on the basis of each acquisition date and the acquisition’s estimated long-term, strategic significance. An amortization period of 20 years applies to corporate acquisitions in new markets. Other goodwill is amortized over five years.

NOTE 3  OTHER OPERATING REVENUE

	Year ended December 31,
	2001	2002	2003
	(SEK in millions)

Rental of capacity and antenna installations	64	—	—
Exchange gains from operations	33	24	38
Disposal of fixed assets	2	9	2
Other revenue, external	90	17	38
Total other operating revenue	189	50	78

NOTE 4  OTHER OPERATING EXPENSES

	Year ended December 31,
	2001	2002	2003
	(SEK in millions)

Exchange loss from operations	(20)	(35)	(30)
Sale/scrapping of other fixed assets	(46)	(18)	(29)
Other costs	(9)	(9)	(7)
Total other operating expenses	(75)	(62)	(66)

NOTE 5  TOTAL RESULT FROM SHARES IN ASSOCIATED COMPANIES

	Year ended December 31,
	2001	2002	2003
	(SEK in millions)

Participation in profit/loss of associated companies	(58)	(41)	(18)
Total result from associated companies	(58)	(41)	(18)

	Holding at December 31,			Year ended December 31,
	2001	2002	2003	2001	2002	2003
	(SEK in millions)

Svenska UMTS nät AB	50%	50%	50%	(1)	(1)	(9)
Other associated companies	Note 14	Note 14	Note 14	(57)	(40)	(9)
Total result from associated companies				(58)	(41)	(18)

Profit/loss in associated companies:

	Year ended December 31,
	2001		2002		2003
	Sv UMTS nät (9 months)	Other	Sv UMTS nät	Other	Sv UMTS nät	Other
	(SEK in millions)

Profit/loss in each associated company	(2)	(113)	(2)	(108)	(17)	(2)
Holding	50%	20% - 50%	50%	20% - 50%	50%	20% - 50%

Share of profit/loss	(1)	(57)	(1)	(39)	(8)	(5)
Change in share of profit/loss from preceding year	—	—	—	(1)	(1)	(4)
Total profit/loss from associated companies	(1)	(57)	(1)	(40)	(9)	(9)

Extracts from the balance sheets and income statements of each associated company:

	Year ended December 31,
	2001		2002		2003
	Sv UMTS nät (9 months)	Other	Sv UMTS nät	Other	Sv UMTS nät	Other
	(SEK in millions)

Income statement:
Revenue	—	13	—	70	—	45
Operating loss	(11)	(103)	(20)	(86)	(19)	(2)
Profit/loss for the year	(2)	(113)	(2)	(108)	(17)	(2)

	At December 31,
	2002		2003
	Sv UMTS nät	Other	Sv UMTS nät	Other
	(SEK in millions)

Balance sheet
Tangible assets	468	—	1,574	—
Intangible and financial assets	—	33	1	22
Current assets	545	80	307	42
Total assets	1,013	113	1,882	64

Shareholders’ equity	995	(8)	977	24
Long-term liabilities	—	37	725	—
Short-term liabilities	18	84	180	40
Total shareholders’ equity and liabilities	1,013	113	1,882	64

NOTE 6  SALES OF ASSOCIATED COMPANIES

	Year ended December 31,
	2001	2002	2003
	(SEK in millions)

Sale of Moscow Cellular Communication	—	5	—
Sale of Transcom Worldwide S.A	91	—	—
Total sales of associated companies	91	5	—

NOTE 7  RESULT FROM OTHER SECURITIES AND RECEIVABLES CLASSIFIED AS FIXED ASSETS

	Year ended December 31,
	2001	2002	2003
	(SEK in millions)

Interest, external receivables	5	2	5
Writedown of shares in TravelLink AB.	—	—	(75)
Writedown of shares in Modern Holdings Inc.	—	(86)	—
Exchange rate differences	(1)	—	—
Total result from securities and receivables classified as fixed assets	4	(84)	(70)

NOTE 8  OTHER INTEREST REVENUE AND SIMILAR INCOME

	Year ended December 31,
	2001	2002	2003
	(SEK in millions)

Interest, bank balances	66	111	90
Interest, penalty interest, etc	—	47	28
Exchange rate differences on financial current assets	(1)	7	(12)
Total other interest revenue and similar income	65	165	106

NOTE 9  INTEREST EXPENSES AND SIMILAR COSTS

	Year ended December 31,
	2001	2002	2003
	(SEK in millions)

Interest, loans	(557)	(679)	(479)
Interest, financial leasing	(11)	(13)	(11)
Interest, penalty interest	(53)	(30)	(24)
Exchange rate differences on financial liabilities	2	57	(3)
Other financial expenses	(71)	(114)	(118)
Total interest expenses and similar costs	(690)	(779)	(635)

Other financial expense relates primarily to financing costs involved in the raising of the five-year loan facility. These are expensed during the period of agreement in proportion to the size of the loan amount.

NOTE 10  TAX ON PROFIT/LOSS FOR THE YEAR AND DEFERRED TAX LIABILITY/RECEIVABLES

Tax expenses/income for the year:

	Year ended December 31,
	2001	2002	2003
	(SEK in millions)

Current tax expense:
Eastern Europe & Russia	(2)	(45)	(73)
Central Europe	—	(4)	—
Southern Europe	(1)	—	(31)
Luxembourg	4	—	—
	1	(49)	(104)
Deferred tax expense,as a result of temporary differences:
Nordic	2,334	(835)	(604)
Eastern Europe & Russia	—	22	(1)
Central Europe	—	116	317
Southern Europe	—	127	101
Luxembourg	—	30	1,239
Branded products & services	—	15	144
	2,334	(525)	1,196
Total tax expense (-)/tax income (+) on profit for the year	2,335	(574)	1,092

Profit/(loss) before tax and minority share:

	Year ended December 31,
	2001	2002	2003
	(SEK in millions)

Sweden	2,072	2,532	3,473
Other countries	(4,016)	(1,736)	(2,206)
Total profit/loss before tax and minority shares	(1,944)	796	1,267

Theoretical tax expense:

The difference between the booked tax expense for the Group and the tax expense based on prevailing tax rates in each country consists of the following components:

	Year ended December 31,
	2001		2002		2003
	(SEK in millions)

Profit/loss before tax and minority share	(1,944)		796		1,267
Tax according to prevailing tax rate in:
Tax effect according to tax rate in Sweden	544	(28)%	(223)	(28)%	(355)	(28)%
Effect of foreign tax rates	326		135		66
	870		(88)		(289)
Tax effect of:
Non-tax affecting items, goodwill amortization	(422)	(21.7)%	(418)	(52.5)%	(522)	(41.2)%
Non-tax affecting items, other Group adjustments	40	2.1%	18	2.3%	(9)	(0.7)%
Write-downs of shares in other securities	3,082	158.5%	(24)	(3.0)%	(21)	(1.7)%
Write-downs of shares in Group companies, deductible	—	—	—	—	483	38.1%
Other non-deductible expenses/taxable revenue	(35)	(1.8)%	(57)	(7.2)%	52	4.1%
Loss carry-forwards:
-Valuation of loss carry-forwards in previous years	—	—	576	72.4%	1,700	134.2%
-Non-assessed additional loss carry-forward	(1,200)	(61.7)%	(581)	(73.0)%	(302)	(23.8)%
Tax expense/income and effective tax rate	2,335	120.1%	(574)	(72.1)%	1,092	86.2%

Deferred tax asset:

	At December 31,
	2002	2003
	(SEK in millions)

Long-term receivables	(3)	—
Machinery and technical plant	(1,019)	(1,005)
Value of unutilized loss carry-forwards	2,268	3,464
Total deferred asset (+)/tax liability (-)	1,246	2,459

	At December 31,
	2002	2003
	(SEK in millions)

Deferred tax asset:
Nordic	1,937	1,365
Eastern Europe & Russia	35	41
Central Europe	117	429
Southern Europe	128	227
Luxemburg	36	1,270
Branded products & services	15	159
	2,268	3,491
Deferred tax liability:
Nordic	(1,022)	(1,005)
Eastern Europe & Russia	—	(27)
	(1,022)	(1,032)

Total deferred asset (+)/tax liability (-)	1,246	2,459

Loss carry-forwards:

At December 31, 2003, the Tele2 Group had loss carry-forwards totaling SEK 18,486 million (2002: SEK 19,173 million), of which SEK 881 million (2002: SEK 1,744 million) expires within five years and the remaining amount, SEK 17,605 million (2002: SEK 17,429 million), expires after five years or may continue to apply in perpetuity.

Deferred tax asset are reported for loss carry-forwards only to the extent that the loss-carry forwards can be utilized against future profits. Due to the improved results in Continental Europe, the tax effect of deferred tax asset totaling SEK 2,011 million (2002: SEK 576 million) has been recognized in the income statement. Total losses carried forward for the Group at December 31, 2003 amounted to SEK 18,486 million (2002: SEK 19,173 million), of which SEK 11,575 million (2002: SEK 7,881 million) has been utilized for deferred tax accounting and the remainder, SEK 6,911 million (2002: SEK 11,292 million), is valued at zero.

Some of the tax effect of the year’s valued loss carry-forwards relates to acquired loss carry-forwards which at the time of acquisition were valued at zero. This value, adjusted to the remaining depreciation period of the acquisition’s goodwill, has reduced the book value of goodwill through depreciation of SEK –322 million in the income statement. Remaining acquired unvalued loss carry-forwards amount to SEK 1,241 million with a tax effect of SEK 558 million.

In December 2003, Tele2 announced that the tax authorities’ review of Tele2’s financial accounts for 2001 had been completed and that the authorities wished to change Tele2’s taxation. In 2000, Tele2 acquired the remaining majority in the listed company SEC SA. In connection with the fact that the operation was restructured, an external valuation was carried out which indicated a fall in value, and the operations in SEC SA were then transferred for this value. Tele2 has claimed a deduction for this realized loss. We are convinced that we have fulfilled all possible requirements for submission of evidence and that the deduction claimed will be approved. We shall either request a reconsideration of the decision or lodge an appeal. As our request for deferment of the tax payment has been granted, there is no effect on the cash flow or income statement. The tax authorities have questioned loss carry-forwards relating to this in Tele2 AB, which correspond to a tax effect of SEK 3,910 million, of which SEK 2,888 million had been utilized at December 31, 2003. Other disputes in Tele2 amount to SEK 184 million (2002: SEK 176 million). We are convinced that the disputes will be settled in Tele2’s favor, which is why the loss carry-forwards have been valued at their full fiscal value.

NOTE 11  INTANGIBLE ASSETS

	At December 31, 2002
	Licenses and right of use	Goodwill	Total
	(SEK in millions)

Acquisition value
Acquisition value at Jan 1	996	29,755	30,751
Investments for the year	147	460	607
Sale and scrapping	(272)	(9)	(281)
Reclassifications	(13)	(498)	(511)
Translation difference for the year	(36)	(962)	(998)
Total acquisition value	822	28,746	29,568
Accumulated depreciation/amortization:
Accumulated depreciation/amortization at Jan 1	(260)	(2,722)	(2,982)
Depreciation/amortization for the year	(339)	(1,512)	(1,851)
Sale and scrapping	271	9	280
Reclassifications	2	—	2
Translation difference for the year	13	66	79
Total accumulated depreciation/amortization	(313)	(4,159)	(4,472)
Total intangible assets	509	24,587	25,096

Investments for the year 2002 in goodwill relate essentially to the supplementary purchase price paid for Tele2 Russia (SEK 407 million).

Sales and scrapping in 2002 relate essentially to the phase-out of Tele2 Norway’s UMTS license, in which the net book value of capitalized license costs was dissolved in its entirety and charged to depreciation in the amount of SEK -263 million.

When Tele2 acquired Société Europénne de Communication SA, through an offer to SEC’s shareholders, there were outstanding stock options in SEC. Tele2’s offer did not encompass the stock options, thus in order to calculate net assets, these have been given a theoretical value as if they had been encompassed by the offer and booked as a liability in the consolidated balance sheet. During 2002, this liability was adjusted vis-à-vis goodwill, shown above as a reclassification, in the amount of SEK 498 million, with no effect on cash and profit.

	At December 31, 2003
	Licenses and right of use	Goodwill	Total
	(SEK in millions)

Acquisition value
Acquisition value at Jan 1	822	28,746	29,568
Valuation of acquired loss carry-forwards	—	(391)	(391)
Investments for the year	78	913	991
Sale and scrapping	(24)	—	(24)
Reclassifications	10	—	10
Translation difference for the year	(48)	(591)	(639)
Total acquisition value	838	28,677	29,515
Accumulated depreciation/amortization:
Accumulated depreciation/amortization at Jan 1	(313)	(4,159)	(4,472)
Valuation of acquired loss carry-forwards	—	391	391
Depreciation/amortization for the year	(85)	(1,906)	(1,991)
Sale and scrapping	24	—	24
Reclassifications	(8)	—	(8)
Translation difference for the year	24	73	97
Total accumulated depreciation/amortization	(358)	(5,601)	(5,959)
Total intangible assets	480	23,076	23,556

Investments for the year 2003 in goodwill relate essentially to the acquisition of the Alpha Group (SEK 813 million). Other acquisitions in the year 2003 included Radio Components Sweden AB, the remaining shares in Suomen 3G OY and additional shares in the Russian companies.

The valuation of acquired loss carry-forwards relates to an adjustment of the acquisition value and accumulated amortization of goodwill relating to acquired loss carry-forwards, which at the time of acquisition were valued at zero but during 2003 were valued and recognized as tax income. In addition, this value, adjusted to the remaining amortization period at the time of the original acquisition, has been reported as amortization of SEK -322 million in the income statement.

NOTE 12  TANGIBLE ASSETS

	At December 31, 2002
	Buildings and Land	Machinery, Technical plant	Equipment	Plant under construction	Total
	(SEK in millions)

Acquisition value:
Acquisition value at Jan 1	177	14,069	1,320	350	15,916
Acquisition value in acquired companies	1	14	13	—	28
Investments for the year	18	1,244	203	300	1,765
Sale and scrapping	(1)	(146)	(54)	(147)	(348)
Reclassifications	—	331	(55)	(263)	13
Translation difference for the year	(13)	(268)	(49)	(7)	(337)
Total acquisition value	182	15,244	1,378	233	17,037
Accumulated depreciation:
Accumulated depreciation at Jan, 1	(53)	(5,799)	(633)	—	(6,485)
Accumulated depreciation in acquired companies	—	(9)	(11)	—	(20)
Depreciation for the year	(19)	(1,350)	(240)	(137)	(1,746)
Sale and scrapping	—	130	44	144	318
Reclassifications	—	(11)	9	—	(2)
Translation difference for the year	5	129	28	(7)	155
Total accumulated depreciation	(67)	(6,910)	(803)	—	(7,780)
Total tangible assets	115	8,334	575	233	9,257

	At December 31, 2003
	Buildings and Land	Machinery, Technical plant	Equipment	Plant under construction	Total
	(SEK in millions)

Acquisition value:
Acquisition value at Jan 1	182	15,244	1,378	233	17,037
Acquisition value in acquired companies	11	77	11	1	100
Investments for the year	11	1,117	122	565	1,815
Sale and scrapping	(6)	(475)	(77)	(8)	(566)
Reclassifications	1	703	(269)	(445)	(10)
Translation difference for the year	(11)	(282)	(60)	(53)	(406)
Total acquisition value	188	16,384	1,105	293	17,970
Accumulated depreciation:
Accumulated depreciation at Jan, 1	(67)	(6,910)	(803)	—	(7,780)
Accumulated depreciation in acquired companies	—	(30)	(6)	—	(36)
Depreciation for the year	(24)	(1,480)	(159)	—	(1,663)
Sale and scrapping	6	453	63	—	522
Reclassifications	—	(56)	64	—	8
Translation difference for the year	5	145	37	—	187
Total accumulated depreciation	(80)	(7,878)	(804)	—	(8,762)
Accumulated write-downs:
Write-downs for the year	—	(172)	—	—	(172)
Total accumulated write-downs	—	(172)	—	—	(172)
Total tangible assets	108	8,334	301	293	9,036

Write-downs of fixed assets in 2003 relates to an Atlantic undersea cable, in which Tele2 invested in the late 1990s. These are expensed as a result of Tele2’s assessment of continued excess supply of capacity.

Plant under construction relates mainly to investments in Russia.

Sales and scrapping in 2002 relate essentially to the phase-out of Tele2 Norway’s UMTS license, in which the net book value of capitalized license costs was dissolved in its entirety and charged to depreciation for the year in the amount of SEK -137 million.

	At December 31,
	2002	2003
	(SEK in millions)

Total capitalized interest expenses in fixed assets:	5	5

Financial leases:

All fixed assets utilized through financial leasing have been included in the consolidated accounts as fixed assets and loan liabilities, with the exception, however, of contracts signed before 1997. The effects of these being included in the consolidated balance sheet are shown below and in Note 24.

	Booked assets		Assets not booked
	At December 31,
	2002	2003	2002	2003
	(SEK in millions)

Machinery and technical plant:
Acquisition value	298	299	155	155
Accumulated depreciation	(57)	(75)	(49)	(56)
Book value	241	224	106	99

Financial leasing relates mainly to the extension of transmission capacity in Sweden through Svenska Kraftnät Vattenfall.

NOTE 13  SHARES IN GROUP COMPANIES

In February 2003, Tele2 acquired Alpha Telecom, the leading prepaid fixed telephony operator in the UK for private individuals and the market leader in prepaid cards for fixed telephony. In May 2003, Tele2 acquired the remaining shares (72.6%) in Suomen 3G Oy, a company with a 3G network in nine Finnish cities. As part of the Group’s mobile strategy in Russia, Tele2 acquired 62.5% of Radio Components Sweden AB in September. One of Radio Components’ products is an antenna solution for GSM 1800, which reduces the need for base stations by three to four times. The investment has provided Tele2 with cost-effective expansion in Russia and in other areas in which mobile networks may be built. In the fall of 2003, Tele2 increased its holdings in five of its Russian mobile operations.

During 2002, the Parent Company paid a supplementary purchase price for Tele2 Russia Telecom BV (formerly Fora) of SEK 299 million.

In October 2002, Tele2 acquired 100% of the shares in ProcureITright, a supplier of procurement function services and WEB-based procurement systems, from Modern Holdings Inc. During 2002, the sale was made of the Swedish UMTS license to Svenska-nät AB, which is 50% owned with TeliaSonera; as well as a 20% share of OJSC Moscow Cellular Communication.

Effect on cash of corporate acquisitions and divestments during the year:

The Group’s book value of acquired/divested assets and liabilities in acquired/divested companies was:

	Acquired			Divested
	At December 31,			At December 31,
	2001	2002	2003	2001	2002	2003
	(SEK in millions)

Intangible fixed assets	(394)	(351)	(945)	—	—	—
Tangible fixed assets	(614)	(2)	(150)	—	—	—
Financial fixed assets	(469)	(1)	—	—	—	—
Material and supplies	(21)	—	(9)	—	—	—
Current receivables	(238)	(9)	(346)	—	—	—
Current investments and cash	(890)	(4)	(211)	—	—	—
Long-term liabilities	1,166	5	209	—	—	—
Current liabilities	417	12	441	—	—	—
Purchase sum	(1,043)	(350)	(1,011)	—	—	—
Paid with own shares	849	—	—	—	—	—
Additional earn-out payments, restricted funds	—	—	68	—	—	—
Paid through loans from the seller	135	—	33	—	—	—
Paid/received purchase sums	(59)	(350)	(910)	—	—	—
Cash in acquired/divested companies	890	4	211	—	—	—
Effect on Group cash	831	(346)	(699)	—	—	—

NOTE 14  SHARES IN ASSOCIATED COMPANIES

	Number of				Book Value At December 31,
	shares		Total par Value	Holding	2002	2003
					(SEK in millions)

Svenska UMTS nät AB, 556606-7996, Stockholm, Sweden	501 000		tSEK 50,100	50%	498	489
Managest Media SA, RCB87091, Luxembourg	12,000	B	tEURO 120	40%	44	22
SNPAC Swedish Number Portability Administrative Centre AB, 556595-2925, Stockholm, Sweden	400		tSEK 40	20%	—	3
Total shares in associated companies					542	514

Everyday Webguide AB, 556182-6016, Stockholm, Sweden	1,750		tSEK 175	50%	(28)	(6)
Total provisions to associated companies					(28)	(6)

Contribution of each associated company to Group equity:

	At December 31,
	2002		2003
	Sv UMTS nät	Other	Sv UMTS nät	Other
	(SEK in millions)

Equity share:
Equity share, Jan 1	249	(25)	498	16
Share of capital contributions and new share issues	250	147	—	34
Repayment of captial employed	—	—	—	(22)
Share of profit/loss	(1)	(40)	(9)	(9)
Divestments during the year	—	(66)	—	—
Total shares in associated companies	498	16	489	19

NOTE 15  RECEIVABLES FROM ASSOCIATED COMPANIES

	At December 31,
	2002	2003
	(SEK in millions)

Acquisition value at Jan.1	115	19
Converted shareholder contribution	(102)	(22)
Lending	6	3
Total receivable from associated companies	19	—

NOTE 16  OTHER LONG-TERM HOLDINGS OF SECURITIES

	Number of	Total par			Book Value At December 31,
(Company, reg. no., reg’d.office)	shares	value	Capital	Voting rights	2002	2003
					(SEK in millions)

Suomen 3G Oy, 502981, Helsinki, Finland	1,924	tFIM 1,924	100%	100%	28	—
SCD Invest AB, 556353-6753, Stockholm	1,058,425	tSEK 5,292	9,1%	49.6%	—	—
Shared Services S.A., B-97776, Luxembourg	100	tEURO 4.5	14.3%	14.3%	—	—
Modern Holdings Inc., USA	1,806,575	tUSD 18	11.88%	11.88%	36	36
Travellink AB, 556596-2650, Stockholm	15,000	tSEK 1,500	15%	15%	75	—
Total other long-term holdings of securities					139	36

	At December 31,
	2002	2003
	(SEK in millions)

Acquisition value:
Acquisition value at Jan 1	545	568
Investment for the year	23	74
Sale for the year	—	(102)
Total acquisition value	568	540
Write-downs:
Accumulated write-downs at Jan 1	(343)	(429)
Write-downs during the year	(86)	(75)
Total accumulated write-downs	(429)	(504)
Total other long-term holdings of securities	139	36

In May 2003, Tele2 acquired the remaining shares (72.6%) in Suomen 3G Oy and the holding was thereafter reported as a Group company. The shares in TravelLink AB were written down by SEK 75 million in 2003.

As the holding in SCD Invest AB is only temporary and Tele2 intends to sell the shares, the holding was reported under other securities.

During 2002, additional investments were made in Suomen Kolmegee OY for SEK 23 million, as well as share write-downs in Modern Holdings Inc by SEK 86 million. The book value is regarded as corresponding to fair value.

NOTE 17  OTHER LONG-TERM RECEIVABLES

	At December 31,
	2002	2003
	(SEK in millions)

Acquisition value at Jan 1	85	74
Lendings	8	61
Amortization	(11)	(87)
Reclassification	(7)	—
Translation difference	(1)	—
Total other long-term receivables	74	48

	At December 31,
	2002	2003
	(SEK in millions)

Receivable from Finvision	39	16
Receivable from Modern Holdings Inc.	20	14
Receivable from TravelLink	—	6
Receivable from Alecta	6	3
Other	9	9
Total other long-term receivables	74	48

NOTE 18  ACCOUNTS RECEIVABLE, TRADE

	Accounts receivables, trade At December 31,
	2002	2003
	(SEK in millions)

Accounts receivable, trade	5,656	6,975
Reserve for doubtful receivables	(1,283)	(1,406)
Total other long-term receivables, trade	4,373	5,569

	Reserve for doubtful depts At December 31,
	2002	2003
	(SEK in millions)

Reserve for doubtful receivables at Jan 1	918	1,283
Reserves in companies acquired during the year	—	10
Net increase in reserves	415	305
Recovery of previous write-downs	(30)	(163)
Translation differences in opening balances	(20)	(29)
Total reserve for doubtful receivables	1,283	1,406

NOTE 19  OTHER CURRENT RECEIVABLES

	At December 31,
	2002	2003
	(SEK in millions)

VAT receivable	174	220
Receivable from Svenska UMTS-nät	32	45
Receivable from suppliers	13	27
Other	31	16
Total other current receivables	250	308

NOTE 20  PREPAID EXPENSES AND ACCRUED INCOME

	At December 31,
	2002	2003
	(SEK in millions)

Telephony revenue, other telecom operators	934	774
Telephony revenue, customers	1,525	1,793
Interest revenue	24	48
Accrued income, other	3	46
Financing fees	170	95
Rental costs	10	31
ADSL costs	—	63
Prepaid expenses, other	383	469
Total prepaid expenses and accrued income	3,049	3,319

NOTE 21  CASH AND CASH EQUIVAENTS AND OVERDRAFT FACILITIES

Liquidity:

	At December 31,
	2002	2003
	(SEK in millions)

Cash and bank balances	2,473	2,773
Restricted funds	(870)	(830)
Unutilized overdraft facilities and credit lines	729	1,501
Liquidity	2,332	3,444

Overdraft facilities:

	At December 31,
	2002	2003
	(SEK in millions)

Overdraft facilities granted	19	231
Overdraft facilities utilized	—	—
Total unutilized overdraft facilities	19	231
Unutilized credit lines	710	1,270
Unutilized overdraft facilities and credit lines	729	1,501

No specific collateral is provided for overdraft facilities, as these come under the loan facilities for which collateral is provided and is listed in Note 24.

Exchange-rate difference in cash and cash equivalents:

	At December 31,
	2001	2002	2003
	(SEK in millions)

Cash and cash equivalents at Jan 1	83	(185)	(122)
Cash flow for the year	(58)	(68)	(56)
Total exchange rate difference in cash and cash equivalents	25	(253)	(178)

NOTE 22  EXCHANGE RATE EFFECTS

Exchange-rate difference in shareholders’ equity:

	At December 31,
	2001			2002			2003
	Other restricted reserves	Unrest- ricted reserves	Total	Other Restricted reserves	Unrest-ricted reserves	Total	Other restricted reserves	Unrest-ricted reserves	Total
	(SEK in millions)
Opening in shareholders’ equity, Jan. 1	1,049	(320)	729	2,893	(430)	2,463	2,025	(588)	1,437

Change during the year	1,844	(110)	1,734	(868)	(156)	(1,024)	(865)	32	(833)
Tax effect this year, net	—	—	—	—	(2)	(2)	—	53	53
Total change during the year	1,844	(110)	1,734	(868)	(158)	(1,026)	(865)	85	(780)
Closing in shareholders’ equity, Dec. 31	2,893	(430)	2,463	2,025	(588)	1,437	1,160	(503)	657

Exchange rate difference in income statement:

Exchange rate differences which arise in operations are reported across the income statements and amount to:

	Year ended December 31,
	2001	2002	2003
	(SEK in millions)

Other operating revenue	33	24	38
Other operating expenses	(20)	(35)	(30)
Result from other securities and receivables classified as fixed assets	(1)	—	—
Other interest revenue and similar income	(1)	7	(12)
Interest expense and similar costs	2	57	(3)
Exchange rate differences in the income statement	13	53	(7)

The consolidated balance sheet and income statement are affected by fluctuations in subsidiaries’ currencies via-á-vis the Swedish krona. Group operating revenue is distributed among the following currencies:

	Operating revenue
	Year ended December 31,
	2001		2002		2003
	(SEK in millions)

SEK	9,289	37%	10,337	33%	9,688	26%
EURO	10,084	40%	13,523	43%	18,188	49%
Other	5,712	23%	7,422	24%	9,035	25%
Total	25,085	100%	31,282	100%	36,911	100%

A 1% currency movement against the Swedish krona affects the Group’s operating revenue and operating profit/loss before depreciation/amortization on an annual basis by SEK 272 million (2002: SEK 209 million, 2001: SEK 158 million) and SEK 20 million (2002: SEK 6 million, 2001: SEK –20 million), respectively. In 2003, Tele2’s results were mainly affected by fluctuations in GBP, USD, NOK and LVL. Operating revenue and EBITDA were negatively affected by SEK –627 million (2002: SEK –57 million) and SEK –17 million (2002: SEK 1 million) in 2003 (compared to results measured at stable exchange rates during the year).

The charge rates used to translate income statements and balance sheets to SEK are shown below:

	Income statement Year ended December 31,			Balance sheet At December 31,
	2001	2002	2003	2002	2003

GBP	14.8725	14.6394	13.1946	14.1475	12.9125
USD	10.33080	9.82870	8.0894	8.825	7.2750
EURO	9.2519	9.1698	9.1250	9.1925	9.0940
CHF	6.1280	6.2494	6.0043	6.3235	5.8285
DKK	1.2415	1.2340	1.2280	1.2375	1.2215
NOK	1.1499	1.2150	1.1418	1.2595	1.0805
EEK	0.5913	0.5860	0.5832	0.5875	0.5810
LVL	16.5171	15.8860	14.2559	15.0200	13.6000
LTL	2.5819	2.6490	2.6431	2.6600	2.6300
PLN	2.5239	2.4076	2.0787	2.3000	1.9400
CZK	0.2718	0.2971	0.2866	0.2933	0.2795
HUF	0.0361	0.0377	0.0360	0.0390	0.0348

Currency risks:

In telephony operations a currency risk arises in connection with international call traffic as a liability or a receivable is created between Tele2 companies and foreign operators. In mobile telephony, these transactions are calculated in SDRs (Special Drawing Rights) but are invoiced and paid in EUR.

Currency risks in our international operations are limited by denominating loans to group companies in the subsidiary’s local currency.

The five-year loan facility is denominated partly in EUR. The exchange rate difference which regularly arises in translating the loan liability is offset against the exchange rate differences which arise in the corresponding net investment in subsidiaries. No hedging is undertaken against other types of currency risk. At December 31, 2003, exchange rate differences after tax of SEK 7 million (2002: SEK 40 million) relating to loan liabilities were booked directly to shareholders’ equity.

NOTE 23  NUMBER OF SHARES

The share capital in Tele2 AB is divided into two share classes, namely, Series A and B shares. Both types of shares have a par value of SEK 5 per share and offer equal participation in the company’s net assets and earnings. Series A shares, however, entitle the holder to 10 voting rights per share and Series B shares to one voting right per share.

Number of shares:

						Par value	Share
	A-shares		B-shares		Total	per share	capital
	Change	Total	Change	Total	number	(SEK)	(MSEK)

December 31, 2000		30,006,947		114,791,779	144,798,726	5	724
New share issues, acq. of Tele2 Russia		30,006,947	2,461,449	117,253,228	147,260,175	5	736
New share issues, convertibles		30,006,947	100,000	117,353,228	147,360,175	5	737
December 31, 2001		30,006,947		117,353,228	147,360,175	5	737

Restamping of A shares to B shares	(8,317,143)	21,689,804	8,317,143	125,670,371	147,360,175	5	737
New share issues, convertibles		21,689,804	100,000	125,770,371	147,460,175	5	737
December 31, 2002		21,689,804		125,770,371	147,460,175	5	737

New share issues, convertibles		21,689,804	100,000	125,870,371	147,560,175	5	738
December 31, 2003		21,689,804		125,870,371	147,560,175	5	738

Outstanding convertibles and warrants:

	At December 31,
	2001	2002	2003

Number of outstanding shares	147,360,175	147,460,175	147,560,175

Convertibles, 2000-2003	200,000	100,000	—
Warrants, 2002-2007	—	663,000	643,500
Total number of outstanding convertibles and warrants	200,000	763,000	643,500

Total number or shares after full dilution	147,560,175	148,223,175	148,203,675

Convertibles and warrants:

In October 2000, three convertible debenture loans were issued at a par value of SEK 1, each with preferential rights to subscribe for 100,000 B shares in Tele2 AB at a subscription price of SEK 150 per share, and maturing in 2001, 2002 and 2003. On December 31, 2003 the last of these debenture loans had been converted.

The outstanding warrants at Dec. 31, 2003 correspond to 643,500 B shares (2002: 663,000) in Tele2 AB, at a subscription price of SEK 191 per share and a subscription period from 2005 to 2007. See Note 36 for further information.

Earnings/loss per share:

	Earnings per share			Earnings per share after full dilution
	Year ended December 31,
	2001	2002	2003	2001	2002	2003
	(SEK in millions, except earnings per share)

Net profit/loss for the year	392	223	2,396	392	223	2,396
Reversal: interest for the year after tax on out-standing convertibles				—	—	—
Adjusted profit/loss for the year after full dilution				392	223	2,396
Weighted average number of shares	145,003,847	147,360,175	147,460,175	145,003,847	147,360,175	147,460,175
Convertibles				300,000	200,000	100,000
Warrants				—	74,118	309,000
Weighted average number of outstanding shares after full dilution				145,303,847	147,634,293	147,869,175
Earnings per share	SEK 2.70	SEK 1.51	SEK 16.25	SEK 2.70	SEK 1.51	SEK 16.20

Dividend per share:

The Board recommends to the Annual General Meeting that Tele2 pay a dividend of SEK 3 (2002: 0, 2001: 0) per share for the financial year 2003.

NOTE 24  LIABILITIES TO FINANCIAL INSTITUTIONS

Short-term liabilities:

	At December 31,
	2002	2003
	(SEK in millions)

Five-year loan facility	2,344	2,340
Ericson S.A./N.V.	—	72
(collateralt: guarantee from Tele2 AB and Tele2 Sverige AB)
SEB	—	11
Alfa Bank / Omskpromstoy Bank	3	1
(collateralt: chattel mortgage in Seberian Cellular Comm., Omsk Russia)
Financial leases	30	25
Total short-term interest-bearing loans	2,377	2,449

Long-term liabilities:

Creditors		Maturity	At December 31,
(collateral provided)	Interest-rate terms	date	2002	2003
			(SEK in million)

Five-year loan facility	EURIBOR/LIBOR +0.75-2.25%	2003-2006	6,954	3,812

(collateral: shares in Tele2 Holding AB as well as certain shares in its Group companies. Guarantees from Tele2 AB and cross-guarantees among certain Group companies. Also, collateral provided in the form of receivables from certain Group companies and limitations in repayment potential of internal loans from Tele2 AB)

Banque Invik	marginal 0.5% - 1%	2004-2005	755	681
(collateral: Restricted funds in Tele2 Russia Telecom BV)
SEB	EURIBOR +0.75-3.00%	2004-2010	—	115
(collateral: guarantee from Tele2 Sverige AB)
Merita- Nordbanken	Variable rate	2004	1	—
Financial leasing, for machinery and technical plant			166	144
Total long-term interest-bearing loans			7,876	4,752

During 2001, Tele2 Sverige AB signed a five-year bank finance facility for SEK 10.8 billion, guaranteed by ABN Amro, CIBC World Markets, ING Bank, Nordea, The Royal Bank of Scotland and West LB. The loan is partly denominated in SEK and partly in EUR. The five-year bank financing facility with amortization is divided into three tranches. The SEK 9.4 billion agreed in Tranche A is to be repaid in seven repayments, and each amortization amounts to between 5% and 15% of the original loan amount. The remaining 17.5% of the loan, minus any voluntary repayments, is to be repaid by June 30, 2006. During 2003, repayment of Tranche A was made in the amount of SEK 2,746 million. The potential to borrow under Tranche B is limited to SEK 1.1 billion and is to be repaid by June 30, 2006. Tranche C, amounting to SEK 250 million, was repaid in its entirety in 2002.

The five-year loan facility is based on requirements involving the fulfillment of certain financial key ratios. Tele2 expects to fulfill these requirements. The loan liability carries a rate of interest corresponding to Euribor and Libor, plus an interest margin. The interest margin, which is based on indebtedness in relation to EBITDA, starts at 2.25% and is reduced in line with the improvement in EBITDA. At December 31, 2002, Tele2 attained the minimum interest differential of 0.75%, with effect from February 2003. The five-year loan facility entails a certain curtailment of Tele2 Group’s potential to raise other external loans and the potential to provide assets as collateral.

The loan in Banque Invik pertains to the loan to Russian operations. Tele2 has deposited the corresponding amount with Banque Invik. The interest margin is 0.5%–1%.

The average rate of interest on loan liabilities during the year was 5.0% (2002: 6.4%).

Collateral provided:

	At December 31,
	2002	2003
	(SEK in millions)

Chattel mortgages	11	3
Net assets in subsidiaries	10,835	12,072
Bank deposits	841	744
Total collateral provided for own liabilities to financial institutions.	11,687	12,819

Pledged shares are reported in the Group at an amount which corresponds to the book value of the net assets which each subsidiary represents in the consolidated balance sheet.

Loan liability matures:

	At December 31,
	2002	2003
	(SEK in millions)

Within 1 year	2,377	2,449
1-2 years	3,070	3,309
2-3 years	2,646	1,280
3-4 years	2,049	39
4-5 years	16	26
5-10 years	75	93
10-15 years	20	5
Total loans to financial institutions	10,253	7,201

Interest rate risk:

Of the total loan liability to financial institutions and other interest-bearing liabilities at December 31, 2003, SEK 6,555 million, corresponding to 91% (2002: SEK 9,527 million, 93%), carried a variable rate of interest. An increase in interest rates of 100 basic points would entail an additional interest expense of SEK 66 million, calculated on the basis of variable interest-bearing liabilities at December 31, 2003. However, Tele2 is monitoring trends in interest-rate markets and decisions regarding interest-rate fixing strategy are assessed regularly.

Interest-bearing liabilities with variable interest rates mature for payment:

	Within 1 year	1-2 years	2-3 years	3-4 years	4-5 years	5-10 years	Total
	(SEK in millions)
Interest-bearing liabilities with variable interest rates	2,461	2,640	1,291	39	26	98	6,555

Financial leasing:

All fixed assets utilized through financial leasing have been included in the consolidated accounts as fixed assets and loan liabilities, with the exception, however, of contracts signed before 1997. The effects of these being included in the consolidated balance sheet are shown below and in Note 12.

	Booked		Not booked
	At December 31,
	2002	2003	2002	2003
	(SEK in millions)

Short-term	30	25	8	8
Long-term	166	144	84	76
Total loans for financial leasing objects	196	169	92	84

Loan liability matures:

	Booked	Not booked
	At December 31, 2003
	(SEK in millions)

Within 1 year	34	11
1-2 years	25	11
2-3 years	21	11
3-4 years	20	11
4-5 years	20	10
5-10 years	77	41
10-15 years	6	4
Total loan liability and interest	203	99
Less: interest portion:	(34)	(15)
Total loans for financial leasing objects	169	84

NOTE 25  OTHER INTEREST-BEARING LIABILITIES

Short-term liabilities:

	At December 31,
	2002	2003
	(SEK in millions)

Modern Holdings Inc	5	—
Digitel Com Ltd	—	11
Other	—	1
Total other short-term interest-bearing liabilities	5	12

Long-term liabilities:

	At December 31,
	2002	2003
	(SEK in millions)

SCD Finans AB	23	1
Digitel Com Ltd	—	22
Total other long-term interest-bearing liabilities	23	23

Collateral provided:

No collateral has been provided for other interest-bearing liabilities.

Loan liablity matures:

	At December 31,
	2002	2003
	(SEK in millions)

Within 1 year	5	12
1-2 years	23	12
2-3 years	—	11
Total other interest-bearing liabilities	28	35

NOTE 26  OTHER SHORT-TERM LIABILITIES

	At December 31,
	2002	2003
	(SEK in millions)

VAT liability	276	331
Tax at source, personnel	27	36
Other taxes	59	78
Additional earn-out payment for Alpha	—	68
Customer deposits	26	26
Other	53	59
Total other short-term liabilities	441	598

NOTE 27  ACCRUED EXPENSES AND DEFERRED INCOME

	At December 31,
	2002	2003
	(SEK in millions)

Personnel-related costs	168	204
Interest expenses	212	107
Telephony expenses to other telecom operators	1,701	2,071
Expenses for vendors	14	17
ADSL	—	55
Leasing and rental expenses	24	152
Program expenses	33	28
External services expenses	715	769
Deferred income	702	1,516
Other	204	255
Total accrued expenses and deferred income	3,773	5,174

NOTE 28  PLEDGED ASSETS

	At December 31,
	2002	2003
	(SEK in millions)

Chattel mortgages	11	3
Net assets in Group companies	10,835	12,072
Material and supplies	19	16
Bank bills	870	830
Total pledged assets for own liabilities	11,735	12,921

The above information shows the book value of assets pledged as collateral for external loans (as in Note 24), overdraft facilities and restricted bank funds (as in Note 21) and other liabilities (as in Note 25). Pledged shares are reported in the Group in an amount corresponding to the book value of the net assets represented by each subsidiary in the consolidated balance sheet.

NOTE 29  CONTINGENT LIABILITIES AND OTHER COMMITMENTS

	At December 31,
	2002	2003
	(SEK in millions)

Surely bonds benefiting associated companies	—	363
Total contingent liabilities	—	363

SEK 6,152 million (2002: SEK 9,298 million) of the contingent liabilities in the Parent Company relates to a guarantee for the five-year loan facility.

Svenska UMTS-nät AB, an associated company of Tele2, has an approved loan facility of SEK 7 billion (2002: SEK 11 billion), whereby Tele2 guarantees utilized amounts up to 50 percent or a maximum of SEK 3.5 billion (2002: 5.5 billion). At December 31, 2003, Tele2’s guarantee amounted to SEK 363 million (2002: 0).

Operational leasing:

Annual fees:

	Year ended December 31,
	2002	2003
	(SEK in millions)

Annual fees for operating leases	752	957

Future fees due for payment:

	At December 31,
	2002	2003
	(SEK in millions)

Within 1 year	621	572
1-2 years	279	261
2-3 years	197	204
3-4 years	158	165
4-5 years	135	114
5-10 years	354	333
10-15 years	201	197
More than 15 years	204	182
Total future fees for operating leases	2,149	2,028

Contractual commitments/commercial pledges:

	At December 31, 2003
	Within 1 year	1-3 years	3-5 years	After 5 years	Total
	(SEK in millions)

Liabilities to financial institutions	2,449	4,589	65	98	7,201
Other interest-bearing liabilities	12	23	—	—	35
Financial leasing, agreements signed before 1997	8	16	16	44	84
Operational leasing	572	465	279	712	2,028
Total contractual commitments/commercial pledges	3,041	5,093	360	854	9,348

NOTE 30  SUPPLEMENTARY CASH FLOW INFORMATION

Non-cash transactions:

In addition to the reported investing and financing activities, as shown in the cash flow statement, the following transactions occurred which did not affect cash.

In addition to investments and loan liabilities reported in the cash flow, investments and loan financing through financial leasing in the Group amounted to SEK 5 million (2002: SEK 66 million, 2001: SEK 17 million), as well as amortization of loans through financial leasing in the amount of SEK –32 million (2002: SEK –20 million, 2001: SEK –22 million).

In addition to investments and loan liabilities reported in the cash flow, Tele2 acquired shares in Russian companies in 2003 through loan financing from Digitel Com Ltd amounting to SEK 33 million.

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

Cash flow statement based on net profit/loss:

	Year ended December 31,
	2001	2002	2003
	(SEK in millions)

Current operations
Profit for the year	392	223	2,396
Adjustments for non-cash operating activities:
Depreciation/amortization	3,054	3,597	3,826
Minority interest	(1)	(1)	(37)
Result from shares in associated companies	(33)	36	18
Deferred tax expense	(2,334)	525	(1,196)
Financial leases	(5)	(9)	(31)
Unpaid interest	88	107	(18)
Unpaid tax	—	—	2
Write-down of shares	—	86	75
Write-down of fixed assets	—	—	27
	1,161	4,564	5,062
Change in working capital	(748)	(199)	912
Cash flow from operating activities	413	4,365	5,974

Investments according to the cash flow statement by market and business area:

	Year ended December 31,
	2001	2002	2003
	(SEK in millions)

Nordic	1,029	902	454
Eastern Europe & Russia	328	594	987
Central Europe	149	135	186
Southern Europe	454	142	118
Luxembourg	122	94	130
Branded Products & Services	63	23	15
Investments in intangible and tangible assets	2,145	1,890	1,890

Additional investments, not affecting cash flow:
Financial leasing	17	66	5
Total, CAPEX	2,162	1,956	1,895

	Year ended December 31,
	2001	2002	2003
	(SEK in millions)

Mobile telephony	789	998	1,250
Fixed telephony and Internet	1,272	794	545
Cable-TV	52	85	32
Other operations	32	13	63
Investments in intangible and tangible assets	2,145	1,890	1,890

Additional information on segments is presented in Notes 32.

NOTE 31  MARKET AREAS

The Group’s operations are primarily divided among six market areas: Nordic, Eastern Europe & Russia, Central Europe, Southern Europe, Luxembourg and Branded products & services. This reflects internal reporting to the Board and senior executives and the division of responsibility and organization within the Group. Market control and prioritization are largely undertaken jointly for continental Europe. Thus goodwill and depreciation/amortization attributable to the acquisition of the SEC Group is not broken down across the market areas Central Europe, Southern Europe, Luxembourg and Branded products & services.

The Nordic market area is acting within a more mature market, while continental Europe reflects companies which have not operated for an equally long period. The Eastern Europe & Russia market area is yet another market with its own particular risks and possibilities. The division is based on the geographical location of operations, which also reflects where customers are located. Relations between companies within the Group are based on commercial terms, conditions and pricing.

The Nordic market area encompasses of Tele2 operations in Sweden (including Optimal Telecom), Norway, Denmark and Finland, as well as Datametrix operations and ProcureITright. The Eastern Europe & Russia market area encompasses Tele2 operations in the Baltic States (Estonia, Latvia and Lithuania), Poland, the Czech Republic and Russia, as well as X-Source operations. The Central Europe market area encompasses Tele2 operations in Germany, the Netherlands, Switzerland and Austria. The Southern Europe market area encompasses Tele2 operations in France, Italy, Spain and Portugal. The Luxembourg market area encompasses Tele2 operations in Luxembourg (including Tango), Liechtenstein and Belgium, as well as 3C operations and Transac. The Branded Products & Services market area comprises Tele2 operations in the UK, Alpha Telecom in the UK, C3-operations, Everyday operations and IntelliNet operations.

Operating revenue, operating profit/loss before depreciation/amortization, operating profit/loss and investments for the operating areas in each market area are presented in Note 1, Note 2 and Note 30.

In September 2003, Tele2 decided to report its results in line with a new market structure, beginning with the first interim report for 2004. All previous reporting, including the year-end accounts for 2003, follows the original market structure. The original six market areas form the basis of the new market structure. The new structure is the result of new internal reporting to the Board and senior executives and the division of responsibility and organization within the Group. The most important changes are described in Note 34.

	Year ended December 31, 2001
	Nordic	Eastern Europe & Russia	Central Europe	Southern Europe	Luxembourg	Branded Products and services	Non- distributed and internal elimination	Total
	(SEK in millions)

Income statement
Operating revenue
External	11,898	1,148	4,844	5,124	663	1,408	—	25,085
internal, other Group	226	33	396	444	74	84	(1,257)	—
internal, market area	242	—	124	23	49	84	(522)	—
Operating revenue, total	12,366	1,181	5,364	5,591	786	1,576	(1,779)	25,085
Depreciation/amortization	(1,011)	(447)	(101)	(96)	(118)	(36)	(1,245)	(3,054)
Operating expenses, other	(8,760)	(907)	(5,968)	(6,923)	(777)	(1,986)	1,820	(23,501)
Other operating revenue	198	9	15	2	3	4	(42)	189
Other operating expenses	(36)	(11)	(17)	(1)	(7)	(4)	1	(75)
Operating profit/loss	2,757	(175)	(707)	(1,427)	(113)	(446)	(1,245)	(1,356)
Result from shares in associated companies	(58)	—	—	—	91	—	—	33
Result from other securities and receivables classified as fixed assets							4	4
Other interest revenue and similar income							65	65
Interest expenses and similar costs							(690)	(690)
Profit/loss after financial items	2,699	(175)	(707)	(1,427)	(22)	(446)	(1,866)	(1,944)

Tax on profit for the year							2,335	2,335
Minority interest							1	1
Profit/loss for the year	2,699	(175)	(707)	(1,427)	(22)	(446)	470	392

Miscellanuous
Investments, intangible assets	1	(2)	2	15	1	—	—	17
Investments, tangible assets	1,094	363	151	442	125	66	(32)	2,209
Non-cash operating items:
Captial gain/loss of fixed assets	(30)	(5)	(6)	1	—	—	—	(40)
Financial leses	14	—	—	—	—	—	—	14

	Year ended December 31, 2002
	Nordic	Eastern Europe & Russia	Central Europe	Southern Europe	Luxembourg	Branded Products and Services	Non- distributed and internal elimination	Total
	(SEK in millions)

Income statement
Operating revenue
External	13,566	2,320	5,689	8,105	754	848	—	31,282
internal, other Group	79	41	265	263	29	95	(772)	—
internal, market area	585	8	113	47	87	61	(901)	—
Operating revenue, total	14,230	2,369	6,067	8,415	870	1,004	(1,673)	31,282
Depreciation/amortization	(1,435)	(577)	(133)	(129)	(92)	(12)	(1,219)	(3,597)
Operating expenses, other	(9,410)	(1,877)	(6,348)	(8,514)	(747)	(1,181)	1,934	(26,143)
Other operating revenue	37	33	204	1	6	5	(236)	50
Other operating expenses	(43)	16	(4)	(3)	(3)	—	(25)	(62)
Operating profit/loss	3,379	(36)	(214)	(230)	34	(184)	(1,219)	1,530
Result from shares in associated companies	(31)	(4)	—	—	(1)	—	—	(36)
Result from other securities and receivables classified as fixed assets		(86)					2	(84)
Other interest revenue and similar income							165	165
Interest expenses and similar costs							(779)	(779)
Profit/loss after financial items	3,348	(126)	(214)	(230)	33	(184)	(1,831)	796
Taxes							(574)	(574)
Minority interest							1	1
Profit/loss for the year	3,348	(126)	(214)	(230)	33	(184)	(2,404)	223

Miscellanuous
Investments, intangible assets	23	124	—	—	—	—	—	147
Investments, tangible assets	885	504	339	142	95	19	(219)	1,765
Non-cash operating items:
Captial gain/loss of fixed assets	(7)	1	—	(2)	(1)	—	—	(9)
Financial leses	20	—	—	—	—	—	—	20

	Year ended December 31, 2003
	Nordic	Eastern Europe & Russia	Central Europe	Southern Europe	Luxembourg	Branded Products and services	Non- distributed and internal elimination	Total
	(SEK in millions)

Income statement
Operating revenue
External	12,970	3,006	7,502	10,233	917	2,283	—	36,911
internal, other Group	167	57	458	321	24	111	(1,138)	—
internal, market area	682	10	117	24	86	228	(1,147)	—
Operating revenue, total	13,819	3,073	8,077	10,578	1,027	2,622	(2,285)	36,911
Depreciation/amortization	(1,073)	(586)	(192)	(106)	(187)	(154)	(1,528)	(3,826)
Operating expenses, other	(10,062)	(2,417)	(8,185)	(9,554)	(961)	(2,621)	2,587	(31,213)
Other operating revenue	132	23	293	—	17	357	(744)	78
Other operating expenses	(16)	(80)	(2)	—	(3)	(407)	442	(66)
Operating profit/loss	2,800	13	(9)	918	(107)	(203)	(1,528)	1,884
Result from shares in associated companies	(18)	—	—	—	—	—	—	(18)
Result from other securities and receivables classified as fixed assets		(75)					5	(70)
Other interest revenue and similar income							106	106
Interest expenses and similar costs							(635)	(635)
Profit/loss after financial items	2,782	(62)	(9)	918	(107)	(203)	(2,052)	1,267

Taxes							1,092	1,092
Minority interest							37	37
Profit/loss for the year	2,782	(62)	(9)	918	(107)	(203)	(923)	2,396

Miscellanuous
Investments, intangible assets	14	61	—	—	3	—		78
Investments, tangible assets	464	892	201	144	128	20	(34)	1,815
Non-cash operating items:
Captial gain/loss of fixed assets	(15)	(13)	—	—	—	1	—	(27)
Financial leses	26	2	—	—	4	—	—	32

	At December 31, 2002
	Nordic	Eastern Europe & Russia	Central Europe	Southern Europe	Luxembourg	Branded Products and services	Non- distributed and internal elimination	Total
	(SEK in millions)

Balance sheet
ASSETS
Intangible fixed assets	1,025	3,491	46	2	177	4	20,351	25,096
Tangible assets	6,055	1,399	616	557	569	61	—	9,257
Shares in associated companies	498	—	—	—	44	—	—	542
Other long-term holdings of securities	103	36	—	—	—	—	—	139
Other financial fixed assets	9,318	326	180	129	3,426	16	(12,056)	1,339
	16,999	5,252	842	688	4,216	81	8,295	36,373
Current assets	5,008	813	1,591	2,074	1,806	313	(1,106)	10,499
Total assets	22,007	6,065	2,433	2,762	6,022	394	7,189	46,872
LIABILITIES
Provisions	28	—	—	—	—	—	—	28
Interest-bearing liabilities	9,931	4,140	1,523	680	5,195	976	(12,164)	10,281
Long-term liabilities, other	—	1	—	142	1	12	(156)	—
Short-term liabilities, other	3,274	651	2,402	2,297	637	422	(1,870)	7,813
Total liabilities	13,233	4,792	3,925	3,119	5,833	1,410	(14,190)	18,122

	At December 31, 2003
	Nordic	Eastern Europe & Russia	Central Europe	Southern Europe	Luxembourg	Branded Products and services	Non- distributed and internal elimination	Total
	(SEK in millions)

Balance sheet
ASSETS
Intangible fixed assets	937	3,092	41	2	158	703	18,623	23,556
Tangible assets	5,512	1,730	626	563	506	99	—	9,036
Shares in associated companies	492	—	—	—	22	—	—	514
Other long-term holdings of securities	—	36	—	—	—	—	—	36
Other financial fixed assets	9,076	374	646	1,616	5,438	202	(14,845)	2,507
	16,017	5,232	1,313	2,181	6,124	1,004	3,778	35,649
Current assets	6,332	1,051	2,017	16,923	2,075	691	(16,768)	12,321
Total assets	22,349	6,283	3,330	19,104	8,199	1,695	(12,990)	47,970

LIABILITIES
Provisions	6	—	—	—	—	20	—	26
Interest-bearing liabilities	8,690	4,303	1,603	39	5,904	978	(14,281)	7,236
Long-term liabilities, other	—	1	—	745	1	1	(748)	—
Short-term liabilities, other	19,777	853	2,838	3,137	436	847	(17,547)	10,341
Total liabilities	28,473	5,157	4,441	3,921	6,341	1,846	(32,576)	17,603

NOTE 32  BUSINESS AREAS

A secondary division of operations takes the form of a grouping into four business areas: Mobile telephony, Fixed telephony & Internet, Cable TV and Other Operations. These are based on services and products which differ from each other in terms of risks and possibilities.

The Fixed telephony & Internet business area includes fixed telephony, dial-up data network services and other broadband services. The Cable TV business area encompasses Cable TV and Tango TV. Other Operations includes: IT-outsourcing via X-Source; system integration through Datametrix; Internet payments, credit card transactions and call phone services via 3C; processing of card transactions and invoicing through Transac; cash cards for fixed telephony through C3; and the Internet portal, Everyday.

It is not possible to distribute financial fixed assets and current assets by business area. Operating revenue, operating profit/loss before depreciation/amortization, operating profit/loss and investments for the business areas in each market area are presented in Note 1, Note 2 and Note 30.

	Year ended December 31, 2001
	Mobile telephony	Fixed telephony & Internet	Cable TV	Other operations	Non- distributed and internal elimination	Total
	(SEK in millions)

Income statement
Operating revenue from external customers	7,615	16,937	172	361	—	25,085
Other
Investments in intangible assets	(2)	18	—	1	—	17
Investments in tangible assets	841	1,280	57	31	—	2,209

	Year ended December 31, 2002
	Mobile telephony	Fixed telephony & Internet	Cable TV	Other operations	Non- distributed and internal elimination	Total
	(SEK in millions)

Income statement
Operating revenue from external customers	9,819	20,843	298	322	—	31,282
Other
Investments in intangible assets	121	26	—	—	—	147
Investments in tangible assets	901	763	88	13	—	1,765

	Year ended December 31, 2003
	Mobile telephony	Fixed telephony & Internet	Cable TV	Other operations	Non- distributed and internal elimination	Total
	(SEK in millions)

Income statement
Operating revenue from external customers	10,421	25,887	224	379	—	36,911
Other
Investments in intangible assets	66	2	—	10	—	78
Investments in tangible assets	1,184	575	34	22	—	1,815

	At December 31, 2002
	Mobile telephony	Fixed telephony & Internet	Cable TV	Other operations	Non- distributed and internal elimination	Total
	(SEK in millions)

Balance sheet
Intangible fixed assets	3,687	1,014	3	41	20,351	25,096
Tangible fixed assets	4,232	4,226	736	63	—	9,257
Financial fixed assets					2,020	2,020
Current assets					10,499	10,499
Total assets	7,919	5,240	739	104	32,870	46,872

	At December 31, 2003
	Mobile telephony	Fixed telephony & Internet	Cable TV	Other operations	Non- distributed and internal elimination	Total
	(SEK in millions)

Balance sheet
Intangible fixed assets	3,237	1,581	3	112	18,623	23,556
Tangible fixed assets	4,757	3,466	708	105	—	9,036
Financial fixed assets					3,057	3,057
Current assets					12,321	12,321
Total assets	7,994	5,047	711	217	34,001	47,970

NOTE 33  FINANCIAL ITEMS

As Tele2’s receivables and liabilities are normally of a short-term nature, the book value and real value usually tally. The real value of financial receivables and financial loan liabilities is calculated by means of discounting at the current market rate. Our assessment is that the calculation of theoretical market value deviates from the book value only slightly.

The Group has limited its credit risk in respect of receivables by continually conducting credit assessments of the customer base. Since the Group has a highly varied customer base which covers individuals as well as companies, this means that the credit risk is limited. The Group makes provisions for credit losses, and these have remained within management’s expectations.

NOTE 34  CHANGED REPORTING STRUCTURE

In September 2003, Tele2 decided to report in accordance with a new market structure, beginning with the first interim report for 2004. All previous reporting, including the year-end accounts for 2003, is in accordance with the original market structure. The original six market areas form the basis of the new market structure. The new structure is the result of new internal reporting to the Board and senior executives and the division of responsibilities and organization within the Group. The most important changes are listed below.

• ProcureITright/Proceedo moves from Nordic to Services.

• Poland and the Czech Republic move from Eastern Europe & Russia to Central Europe.

• The Netherlands and Switzerland move from Central Europe to Benelux and Southern Europe respectively.

• Tele2 UK, Alpha and C3 operations move from Branded Products & Services to Southern Europe.

• 3C operations move from Luxembourg to Services.

• X-Source operations move from Eastern Europe & Russia to Services.

• Everyday and Intellinet operations move from Branded Products & Services to Central Europe, Southern Europe and Benelux.

Operating revenue and operating profit/loss before depreciation/amortization before and after the reorganization are shown below.

	Operating revenue
	New structure			Original structure
	Year ended December 31,
	2002	2003	change	2002	2003	change
	(SEK in millions)

Nordic	13,557	12,942	(5)%	13,566	12,970	(4)%
Baltic & Russia (formerly Eastern Europe & Russia)	2,177	2,724	25%	2,320	3,006	30%
Central Europe	2,465	3,441	40%	5,689	7,502	32%
Southern Europe	10,293	13,859	35%	8,105	10,233	26%
Benelux (formely Luxembourg)	2,669	3,704	39%	754	917	22%
Services (formely Branded Products & Services)	121	241	99%	848	2,283	169%
Total operating revenue	31,282	36,911	18%	31,282	36,911	18%

NOTE 35  NUMBER OF EMPLOYEES

	Average number of employees Year ended December 31,
	2001	of which men,	2002	of which men,	2003	of which men,

Nordic	1,126	70%	1,169	70%	1,219	70%
Eastern Europe & Russia	602	49%	1,456	52%	1,449	50%
Central Europe	122	61%	116	59%	166	70%
Southern Europe	81	65%	95	65%	114	66%
Luxembourg	189	83%	231	68%	160	76%
Branded products & Services	52	73%	48	83%	166	74%
Total by market	2,172	65%	3,115	61%	3,274	61%

	Year ended December 31,
	2002 Women	2003 Men

Number of Board members in all Group companies	7%	93%
Number of other Senior Executives in all Group companies	16%	84%
Total number of Board members and other senior executives	11%	89%

NOTE 36  PERSONNEL COSTS

	Salaries and remuneration Year ended December 31,
	2001			2002			2003
	Board and President	of which bonus	Other employees	Board and President	of which bonus	Other employees	Board and President	of which bonus	Other employees
	(SEK in millions)

Nordic	22	2	539	27	3	573	35	6	549
Eastern Europe & Russia	5	—	78	21	2	150	19	2	157
Central Europe	6	—	63	7	1	73	7	3	112
Southern Europe	3	1	50	4	1	54	6	1	67
Luxembourg	9	—	104	1	—	112	4	—	98
Branded products & Services	7	1	36	7	1	33	13	1	108
Total by market	52	4	870	67	8	995	84	13	1,091

In 2003, provision of SEK 15 million (2002: SEK 16 million, 2001: SEK 15 million) was made for bonuses to key personnel in the Group plus social security expenses of SEK 5 million (2002: SEK 5 million, 2001: 5 million). Distribution of the amount will be decided in 2004.

	Year ended December 31,
	2001			2002			2003
	Salaries and remuneration	Social security expenses	of which pension	Salaries and remuneration	Social security expenses	of which pension	Salaries and remuneration	Social security expenses	of which pension
	(SEK in millions)

Board and President	52	13	3	67	20	5	84	23	5
Other employees	870	254	50	995	303	59	1,091	342	75
Total personnel costs	922	267	53	1,062	323	64	1,175	365	80

Commitments concerning defined-benefit pension plans:

Balance sheet:

At December 31, 2003
(SEK in millions)

Present value of funded commitment	(13)
Investment assets real value	13
Net	—
Unrealized actuarial gains/losses	2
Net receivables (+) / payables (-) in balance sheet	2
of which assets	2
of which liablities	—

At December 31, 2003
(SEK in millions)

Net receivables (+) / payables (-) at beginning of year	4
Net costs reported in income statement	(3)
Payments	1
Net receivables (+) / payables (-) in balance sheet at year-end	2

Income statement:

Year ended December 31, 2003
(SEK in millions)

Costs in respect of service during current year	(3)
Investment on commitments	(1)
Anticipated return on investment assets	1
Net costs reported in income statement	(3)

Important actuarial assumptions (weighted average):

Year ended December 31, 2003
(SEK in millions)

Discount rate	4-6%
Anticipated return on investment assets	4-7%
Future annual salary increases	2-3%
Future annual pension increases	3%

The Group’s pension commitments also comprise pension plans in Swedish companies insured in Skandia (somewhat similar to ITP, supplementary pensions for salaried employees), and Alecta (ITP). These commitments are, to some extent, defined-benefit pension plans, but due to equalization in the insurance companies, these pension plans constitute the type of plan that includes several employers (multi-employer plans). At present, there is insufficient information available from the insurers to be able to report the commitments as defined-benefit commitments. These plans have, therefore above, been reported as if they were defined-contribution plans. The degree of funding in both insurance companies is considered to be such that accounting of the commitments concerned as defined-benefit would only involve marginal liability and asset effects for Tele2 compared with the accounts as they have now been drawn up.

	Pension expenses Year ended December 31,
	2001	2002	2003
	(SEK in millions)

Defined-benefit pension plans	4	20	24
Defined-contribution pension plans	49	44	56
Total pension expenses	53	64	80

Contribution to multi-employer plans during 2003 has been SEK 21 million (2002: SEK 18 million, 2001: SEK 3 million).

Remuneration of senior executives:

The group “Other senior executives” consists of 13 people (2002: 13 people). In addition to the costs below, Tele2 also incurred costs relating to social security expenses.

	Year ended December 31, 2002
	Basic salary/ board remuneration	Variable remuneration	Options program	Other benefits	Other renumeration	Pension costs	Total renumeration
	(SEK in millions)

Chairman of the Board:
Jan Hugo Stenbeck / Bruce Grant	0.3				6.8		7.1
Group President and CEO:
Lars-Johan Jarnheimer	10.0	1.5	1.0	0.0	—	1.9	14.4
Other senior executives	21.8	10.3	13.5	1.3	—	1.3	48.2
	32.1	11.8	14.5	1.3	6.8	3.2	69.7

	Year ended December 31, 2003
	Basic salary/ board remuneration	Variable remuneration	Options program	Other benefits	Other renumeration	Pension costs	Total renumeration
	(SEK in millions)

Chairman of the Board:
Sven Hagströmer / Bruce Grant	0.4				—		0.4
Group President and CEO:
Lars-Johan Jarnheimer	10.4	2.0	—	0.0	—	2.0	14.4
Other senior executives	23.4	4.3	—	0.7	—	1.4	29.8
	34.2	6.3	—	0.7	—	3.4	44.6

	Year ended December 31, 2003
	Previous years Warrants	Allocation for the year Warrant program 2002/2007				Total
	Number	Number	Market value on issuance	Acquisition price	Benefit	Number

Group President and CEO	15,000.	—	—	—	—	15,000.
Other senior executives	180,000.	—	—	—	—	180,000.
	195,000.	—	—	—	—	195,000.

In 2003, the warrants previously allotted changed by –15,000.

Board of Directors:

Total Board fees of SEK 1.9 million were paid in 2003 compared with SEK 2.2 million decided at the Annual General Meeting of shareholders.

President and CEO:

In addition to a fixed salary, Lars-Johan Jarnheimer, President and CEO of Tele2 AB received a bonus of SEK 2.0 million (2002: SEK 1.5 million). The bonus is based on individualized goals. The pension premium, which is defined-contribution, is paid in the form of 20% of the fixed basic salary. The pension age is 65. The period of notice when served by the company is a minimum of 12 and maximum of 18 months in the case of the President of Tele2 AB. Salary during a period of notification of 12 months is paid to the President if he serves notice of termination of employment to the company. Salary and remuneration for the President are determined annually by the Board of Directors following proposals by the Chairman of the Board.

Other senior executives:

Variable salary paid to other senior executives includes a bonus of 0%–35% based on profit benchmarks, with the remainder being based on individualized goals. Other benefits pertain primarily to car benefits. Pensions are paid in accordance with the public pension plan, of which SEK 1.1 million (2002: SEK 1.1 million) represents a defined-contribution plan and SEK 0.3 million (2002: SEK 0.2 million) a defined-benefit plan. The pension age is 65. The period of notice when served by the company is a minimum 6 and maximum 12 months. Salary during a period of notification of six months is received if the person serves notice of termination of employment to the company. No other remuneration is paid.

Incentive program 1997-2006

At the Annual General Meeting in 1997, it was decided to undertake an incentive program for a number of senior management employed at that time and future senior management in the Group. Through a company established for this purpose, NC Intressenter AB, these persons were provided with the opportunity to acquire 100,000 shares per year during 1999 - 2003 up to a maximum total amount of 500,000 Series B shares. In October 2000, 200,000 shares were issued and three convertible debenture notes corresponding to 300,000 shares were issued to NC Intressenter AB to fulfill the offer. At December 31, 2003, NC Intressenter AB held 500,000 Series B shares. The premium for the option amounted to SEK 7 million in 1997. This was based on a Black-Schole evaluation with an exercise price of SEK 150 per share. In their turn, all partners in NC Intressenter AB made payments to NC Intressenter AB based on the Black-Schole evaluations.

Incentive Program 2002-2007

At the Annual General Meeting in 2002, it was decided to undertake an incentive program corresponding to a maximum of 1,055,000 Series B shares for current and future key employees of the Group. These persons are to be offered the opportunity, via warrants, to subscribe for Series B shares during a period of three to five years after allotment, at a price totaling the market value of the Series B share plus +10% at the time of allotment, on condition that they remain employed by the Group. No premium is to be paid. At December 31, 2003, Tele2 had outstanding warrants corresponding to 643,500

(2002: 663,000) shares. In total 684,000 warrants were granted to employees and 21,000 was forfeited in 2002 and in 2003 19,500 warrrants were forfeited. No warrants were exercisable in 2002 or 2003. All of these had a redemption price of SEK 191. In addition, allotments corresponding to 153,700 shares were implemented in 2002 to a wholly-owned Group company to secure the future cash flow for social insurance costs.

NOTE 37  REMUNERATION TO AUDITORS

	Year ended December 31,
	2002		2003
	PWC	Other auditors	PWC	Other auditors
	(SEK in millions)

Audit assignments	17	4	17	2
Other assignments:
Audit-related	1	1	1	1
Taxes	11	1	14	3
Other	1	2	2	2
	30	8	34	8
Total		38		42

NOTE 38  TRANSACTION WITH RELATED PARTIES

As a result of substantial direct and indirect shareholdings by the Jan Hugo Stenbeck estate in the Tele2 Group, Invik Group, Kinnevik Group, Transcom Worldwide Group, Millicom Group, Modern Holdings Inc. Group, MTG Group, Metro Group, Viking Telecom Group and other companies, said estate has the potential to exert considerable influence in terms of financial and operational decisions regarding activities by these companies. Tele2’s associated companies (listed in Note 14) and the above companies are regarded as related parties to Tele2. Business relations between Tele2 and all related parties are subject to commercial terms and conditions.

Significant transactions in recent years:

•                                          At year-end 1998, Tele2 acquired 48% of Tele2 Eesti (formerly Ritabell AS), with mobile operations in Estonia, from Millicom.

•                                          In November 1999, Tele2 sold its holding (24.8%) in the associated company Netcom ASA, a mobile telephony company in Norway, to SEC in return for 17.8% in SEC. SEC gradually divested Netcom ASA during 1999 and 2000.

•                                          In August 2000, Tele2 acquired from Millicom an additional 81.9% of SEC via a limited share issue corresponding to SEK 19,773 million. SEC pursues fixed telephony operations in continental Europe and mobile telephony operations in Luxembourg, etc.

•                                          During 2000, Tele2 divested its holding in 4T Solutions, with billing systems operations, to Modern Holdings Inc. (formerly XSource Corp) in return for 11.88% of Modern Holdings Inc.

•                                          In January 2001, Tele2 Group divested its 37.45% holding in the associated company Transcom Worldwide to Industriförvaltings AB Kinnevik. Transcom Worldwide is one of Europe’s largest customer service companies. The purchase price was based on the market share price 60 trading days after Transcom Worldwide was listed on the Stockholm Stock Exchange.

•                                          In December 2001, Tele2 Group acquired all the shares in Tele2 Russia Telecom BV (formerly Fora Telecom) from Millicom through a limited share issue corresponding to a value of SEK 849 million. Tele2 Russia Group conducts mobile operations in Russia.

•                                          In October 2002, the Tele2 Group acquired all the shares in the ProcureITright Group, a supplier of procurement function services and WEB-based procurement systems, from Modern Holdings Inc. Group for SEK 42 million.

Transactions in 2003:

•                                          There were no significant transactions with related parties in 2003.

Operational agreements between Tele2 and related parties:

Tele2 supplies telephony and data services on commercial terms to related parties. Tele2 is also one of two turnkey contractors for planning, expansion and operation in the associated company Svenska UMTS-nät AB’s 3G-network.

Invik Group:

•                                          Tele2 Group’s telephony operations are, with the exception of Russian operations, insured by Moderna Försäkringar AB.

•                                          Banque Invik conducts certain financial services for the Tele2 Group. Banque Invik is also a credit card supplier and conducts credit transactions using the equipment of 3C-operations.

Kinnevik Group:

•                                          Collect Sweden AB is a company which managed a fidelity program and provided multi-bonus cards. The company was also in charge of marketing and managing benefits and offers within the framework of the Collect multi-bonus program. Collect was wound up during the year.

Transcom Worldwide Group:

•                                          Transcom provides customer services and telemarketing for Tele2.

•                                          CIS Collection AB provides debt collection services for Tele2.

Millicom Group:

•                                          Millicom Group purchases certain consulting services from ProcureITright, a Tele2 company.

Modern Holdings Inc. Group:

•                                          The Basset Group provides an operator settlement and anti-fraud system for Tele2.

•                                          NetCom Consultants AB provides Tele2 with consulting services in telecommunications and data communications.

MTG Group:

•                                          Tele2 buys advertising time on radio and TV channels owned by MTG.

•                                          Tele2 Sverige AB purchases cable TV programs from TV1000 Sverige AB.

Viking Telecom Group:

•                                          Viking Telecom provides Tele2 with most of the line routers which Tele2 supplies to its end customers.

Transactions between Tele2 and related parties:

	Operating revenues			Operating costs
	Year ended December 31,
	2001	2002	2003	2001	2002	2003
	(SEK in millions)

Invik Group	10	—	14	10	124	28
Kinnevik Group	1	11	2	387	132	31
Transcom Worldwide Group	20	23	37	2,031	1,860	2,049
Millicom Group	16	17	11	7	14	13
Modern Holdings Inc. Group	9	7	2	236	266	129
MTG, Modern Times Group	32	28	27	163	108	73
Metro International Group	2	3	—	5	4	17
Viking Telecom Group	—	3	(4)	—	2	111
Associated companies	—	—	54	—	—	—
Other related companies	1	2	10	140	100	47
Total	91	94	153	2,979	2,610	2,498

	Interest revenues			Interest costs
	Year ended December 31,
	2001	2002	2003	2001	2002	2003
	(SEK in millions)

Invik Group	—	100	52	—	(128)	(56)
Total	—	100	52	—	(128)	(56)

	Restricted cash At December 31,
	2001	2002	2003
	(SEK in millions)

Invik Group	897	841	744
Total	897	841	744

	Other receivables		Interest- bearing receivables
	At December 31,
	2002	2003	2002	2003
	(SEK in millions)

Invik Group	—	39	—	—
Kinnevik Group	9	2	—	—
Transcom Worldwide Group	2	7	—	—
Millicom Group	8	4	—	—
Modern Holdings Inc. Group	2	1	20	14
MTG, Modern Times Group	53	14	—	—
Viking Telecom Group	4	—	—	—
Associated companies	32	45	19	—
Other related companies	4	—	39	16
Total	114	112	78	30

	Non-interest- bearing liabilities		Interest-bearing liabilities
	At December 31,
	2002	2003	2002	2003
	(SEK in millions)

Invik Group	124	96	755	681
Kinnevik Group	23	1	—	1
Transcom Worldwide Group	188	244	—	—
Millicom Group	—	43	—	—
Modern Holdings Inc. Group	39	27	5	—
MTG, Modern Times Group	17	12	—	2
Metro International Group	2	2	—	—
Viking Telecom Group	62	2	—	—
Other related companies	1	4	23	1
Total	456	431	783	685

NOTE 39  THE UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (US GAAP)

The Group’s consolidated financial statements are prepared in accordance with Swedish accounting principles, which differ in certain respects from accounting principles generally accepted in the United States (US GAAP).

The principal differences between Swedish accounting principles and US GAAP are presented below together with explainations of certain adjustments that affect consolidated net income and total shareholders’ equity.

Profit for the year:

	Year ended December 31,
	2001	2002	2003	2003
	SEK	SEK	SEK	USD
	(in millions)

Profit for the year according to Swedish accounting principles:	392	223	2,396	333
Adjustments required for compliance with US GAAP:
a) Transactions between companies under common control	21	21	6	1
b) Valuation of acquired loss carry-forwards	—	—	(69)	(10)
c) Amortization of goodwill	—	1,500	1,577	219
d) Tangible fixed assets	9	(81)	21	3
e) Lease agreements	2	1	1	—
f) Accounting for acquisitions through non-cash issue	(367)	25	—	—
g) Accounting for step acquisitions	(8)	(1)	1	—
h) Accounting for surplus value of acquisitions	—	—	(42)	(6)
i) Stock options	5	9	4	1
j) Connection charge	—	—	(113)	(16)
k) Deferred tax liability	828	—	—	—
l) Changes in accounting principles	(156)	—	—	—
m) Other	(2)	2	14	2
Net adjustment	332	1,476	1,400	194
Deferred tax effect on above US GAAP adjustments	39	(7)	61	9
Profit for the year according to US GAAP	763	1,692	3,857	536

Earnings per share:

	Year ended December 31,
	2001	2002	2003	2003
	SEK	SEK	SEK	USD
	(in millions except for share data and number of shares)

Profit for the year according to US GAAP	763	1,692	3,857	536
Number of shares, weighted average	145 003 847	147 360 175	147,460,175	147,460,175
Earnings per share	SEK 5.26	SEK 11.48	SEK 26.16	USD 3.64

	Year ended December 31,
	2001	2002	2003	2003
	SEK	SEK	SEK	USD
	(in millions except for share data and number of shares)

Profit of the year according to US GAAP	763	1,692	3,857	536
Reversal: Interest after tax outstanding covertibles during the year	—	—	—	—
Adjusted profit for the year after full dilution	763	1,692	3,857	536

Number of outstanding shares after full dilution, weighted average*)	145,296,380	147,596,866	147,795,748	147,795,748
Earnings per share after full dilution	SEK 5.25	SEK 11.46	SEK 26.10	USD 3.63

*)                                     In contrast to Swedish accounting principles, US GAAP does not calculate earnings per share after dilution at the present value of the exercise price for the options.

Adjusted profit for the year:

Upon the adoption of SFAS 142, on January 1, 2002, Tele2 ceased to amortize goodwill and began instead to testing goodwill for impairment. In accordance with US GAAP, this impairment testing takes place at a level which is referred to as a reporting unit. This testing revealed that there was no write-down requirement for 2002 and 2003. For comparative purposes, profit/loss for the year and earnings per share have been adjusted in the tables below to show how the year 2001 would have appeared had no goodwill amortization taken place in 2001.

	Year ended December 31,
	2001	2002	2003	2003
	SEK	SEK	SEK	USD
	(in millions)

Profit for the year according to US GAAP	763	1,692	3,857	536
Reversal: amortization of goodwill	1,845	—	—	—
Adjusted profit for the year according to US GAAP	2,608	1,692	3,857	536

Adjusted earnings per share:

	Year ended December 31,
	2001	2002	2003	2003
	SEK	SEK	SEK	USD
	(in millions except per share data)

Profit/loss for the year according to US GAAP	763	1,692	3,857	536
Reversal: amortization of goodwill	1,845	—	—	—
Adjusted profit	2,608	1,692	3,857	536

Number of shares, weighted average	145,003,847	147,360,175	147,460,175	147,460,175
Adjusted earnings per share	SEK 17.99	SEK 11.48	SEK 26.16	USD 3.64

	Year ended December 31,
	2001	2002	2003	2003
	SEK	SEK	SEK	USD
	(in millions except per share data)
Profit/loss of the year according to US GAAP	763	1,692	3,857	536
Reversal: interest after tax on outstanding convertibles during the year	—	—	—	—
Reversal: amortization of goodwill	1,845	—	—	—
Adjusted profit for the year after full dilution	2,608	1,692	3,857	536

Number of outstanding shares after full dilution, weighted average*)	145,296,380	147,596,866	147,795,748	147,795,748
Adjusted earnings per share after full dilution	SEK 17.95	SEK 11.46	SEK 26.10	USD 3.63

*)                                     In contrast to Swedish accounting principles, US GAAP does not calculate earnings per share after dilution at the present value of the exercise price for the options.

Shareholders’ equity:

	At December 31,
	2001	2002	2003	2003
	SEK	SEK	SEK	USD
	(in millions)

Shareholders’ equity according to Swedish accounting principles	29,517	28,728	30,360	4,220
Adjustments required for compliance with US GAAP:
a) Transactions between companies under common control	(27)	(6)	—	—
b) Valuation of acquired loss carry-forwards	—	—	(69)	(10)
c) Amortization of goodwill	—	1,500	3,077	428
d) Tangible fixed assets	60	(21)	—	—
e) Lease agreements	13	14	15	2
f) Accounting for acquisitions through non-cash issue	6,630	6,500	6,431	894
g) Accounting for step acquisitions	(102)	(103)	(102)	(14)
h) Accounting for surplus value of acquisitions	—	—	(42)	(6)
i) Stock options	(25)	(4)	—	—
j) Connection charge	—	—	(113)	(16)
m) Other	(9)	(7)	7	1
Net adjustment	6,540	7,873	9,204	1,279

Deferred tax effect of above, US GAAP adjustments	(16)	(23)	38	5
Shareholders’ equity according to US GAAP	36,041	36,578	39,602	5,504

Change in shareholders’ equity:

	At December 31,
	2001	2002	2003	2003
	SEK	SEK	SEK	USD
	(in millions)

Opening shareholders’ equity, Jan. 1, according to US GAAP	32,289	36,041	36,578	5,084

Items reported directly against shareholders’ equity
Step acquisitions	(8)	—	—	—
Exchange-rate difference, according to US GAAP	2,144	(1,181)	(849)	(118)
Total items reported directly against shareholders’ equity	2,136	(1,181)	(849)	(118)

Other changes in shareholders’ equity
New share issue, acquisition of Tele2 Russia, according to US GAAP	838	—	—	—
New share issue, convertibles, according to US GAAP	15	26	16	2
Profit for the year, according to US GAAP	763	1,692	3,857	536
Closing shareholders’ equity, Dec. 31, according to US GAAP	36,041	36,578	39,602	5,504

Items which are reported directly against shareholders’ equity and which do not represent transactions with the owners (Comprehensive income) include the profit/loss for the year and changes in translation differences.

	Year ended December 31,
	2001	2002	2003
	(SEK in millions)
Comprehensive income:
Profit/loss according to U.S. GAAP	763	1,692	3,857
Changes in translation differences according to US GAAP	2,144	(1,181)	(849)
Comprehensive Income according to US GAAP	2,907	511	3,008

	Year ended December 31,
	2001	2002	2003
	(SEK in millions)
Accumulated Comprehensive Income:
Cum. Comprehensive Income according to US GAAP, Jan 1.	763	2,907	1,726
Change in translation differences according to U.S. GAAP	2,144	(1,181)	(849)
Cum. Comprehensive Income according to US GAAP, Dec 31	2,907	1,726	877

Extract from consolidated balance sheet:

	Swedish accounting principles		Adjustment items		US GAAP
	At December 31,
	2002	2003	2002	2003	2002	2003	2003
	SEK	SEK	SEK	SEK	SEK	SEK	USD
	(in millions)

Fixed assets	36,373	35,649	7,952	9,431	44,325	45,080	6,265
Current assets	10,499	12,321	—	(3)	10,499	12,318	1,712
Total assets	46,872	47,970	7,952	9,428	54,824	57,398	7,977

Shareholders’ equity	28,728	30,360	7,850	9,242	36,578	39,602	5,504
Minority interest	22	7	—	—	22	7	1
Long-term liabilities	7,927	4,801	97	79	8,024	4,880	678
Short-term liabilities	10,195	12,802	5	107	10,200	12,909	1,794
Total shareholders’ equity and liabilities	46,872	47,970	7,952	9,428	54,824	57,398	7,977

Explanation of current differences between Swedish accounting principles and US GAAP:

a) Transactions between companies under common control

In 1993 and 1994, the company acquired shares in formerly Tele2 AB and Comviq AB (today are these operations a part of Tele2 Sverige AB) from the Industriförvaltnings AB Kinnevik Group. The acquisition method was used to report the transactions. Accordingly, the difference between the acquisition value and market value of net assets was reported as goodwill. According to US GAAP, acquisitions of operations from “companies under common control” should be conducted at historical values. Thus, as a US GAAP adjustment, all revaluations of plants, inventories, goodwill, etc. which arise on the transaction date are eliminated and the resulting depreciation/amortization is reversed. From 2003, there is no difference between US GAAP and the book value in accordance with Swedish accounting principles.

b) Valuation of acquired loss carry-forwards

According to Swedish accounting principles, an amount representing acquired loss carry-forwards, which on the date of acquisition is valued at zero, but which in subsequent years is valued and recognized as tax income, is reported as amortization of goodwill in the income statements after an adjustment for the remaining amortization period of the original acquisition. According to US GAAP, acquired loss carry-forwards are not reported as tax income, but reduce goodwill.

c) Amortization of goodwill

According to Swedish accounting principles, all intangible fixed assets, including goodwill, must be amortized. Amortization rates are based on the acquisition value of the assets and the estimated utilization period. According to US GAAP, with effect from January 1, 2002, goodwill and certain other intangible assets are not amortized but instead are tested, at least annually, to identify any impairment loss. In this test, the book value of a reporting unit is compared with its fair value. If the fair value is lower than the book value, a write-down of goodwill is reported equivalent to the difference between the book value of goodwill and the estimated goodwill of the reporting unit. This estimated goodwill is the difference between the reporting unit’s fair value and the fair value of the unit’s reported and non-reported assets and liabilities. Accordingly, this year’s amortization of such assets under Swedish accounting principles has been reversed and a potential write-down based on the completed impairment test has been recognized.

d) Tangible fixed assets

Certain expenditures which have been capitalized according to Swedish accounting principles must be expensed according to US GAAP.

US GAAP requires certain costs relating to installation of networks to be capitalized and not expensed.

e) Lease agreements

The Group has certain leasing transactions which, according to generally accepted accounting principles in Sweden, have been treated as operating leases, but which, according to US GAAP, are viewed as finance leases.

f) Accounting for acquisitions through non-cash issue

Société Européenne de Communication SA (SEC) was acquired in 2000 by means of a non-cash issue, in which newly issued shares in Tele2 were offered in exchange for the remaining shares in SEC. In accordance with Swedish accounting principles, the acquisition price is calculated at a value corresponding to Tele2’s market price on the transaction date. In US GAAP, the acquisition price is defined as the market price at the time when the offer is made public. There are also some differences between acquired net assets in accordance with US GAAP and Swedish accounting principles.

g) Accounting for step acquisitions

The gradual acquisition of OU Levicom Broadband and Société Européene de Communications S.A. during 1999–2001 has, according to Swedish accounting principles, resulted in a restatement of adjustment to shareholders’ equity. This corresponds to shares in the profit of the holdings from the original acquisition date, based on the equity method rather than historical acquisition values. According to US GAAP, not only should shareholders’ equity be adjusted against the share in profit/loss, but goodwill and depreciation should also be taken into account from the original acquisition date.

h) Purchase price allocation

Under US GAAP, certain identifiable intangible assets are valued in the event of a company acquisition. Only the remainder is reported as goodwill and therefore is not subject to amortization. Swedish accounting principles require the whole amount to be reported as goodwill. A portion of the goodwill which, using Swedish accounting principles, arose upon the acquisition of Alpha in 2003 has, according to US GAAP, been divided into brands and interconnection traffic. These intangible assets are amortized over five years.

i) Stock options

According to US GAAP, as a result of the conditions of the 1997 option program, a liability is calculated based on the market value of the underlying shares and the commitment to employees does not cease. The commitment to parties other than employees is valued at the value of the option at the time the decision was made for settlement by a new share issue, and is reported directly against shareholders’ equity. From 2003, there were no differences from US GAAP.

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

As allowed by SFAS 123, Accounting for Stock-Based Compensation (“SFAS 123”), as amended by SFAS No. 148, “Accounting for Stock-Based Compensations - Transitions and Disclosure, “ under US GAAP, the Group has elected to continue to apply APB 25 and related interpretations in accounting for its stock-based compensation plans.  No stock-based employee compensation cost is reflected in profit for the year for options granted with an exercise price equal to the market value of the underlying stock at the date of of grant. No compensation expense was recorded in 2003, 2002 or 2001.

Had compensation cost for stock-based incentive plans been determined based on the fair value at the grant dates for options under that plan consistent with the method prescribed in SFAS 123, the Groups’s profit for the year and earnings per share would have been reduced to the pro forma amounts indicated below:

	Year ended December 31,
	2001		2002		2003
	(SEK in millions except per share value)

Profit for the year, according to US GAAP	763		1,692		3,857
Total stock-based employee compensation expense determined under fair value method for all awards, net of tax	(3)		(5)		(15)
Profit for the year, according to US GAAP, proforma	760		1,687		3,842

Earnings per share	SEK	5.26	SEK	11.48	SEK	26.16
Earnings per share, pro forma	SEK	5.24	SEK	11.45	SEK	26.05

Earnings per share, after full dilution	SEK	5.25	SEK	11.46	SEK	26.10
Earnings per share, after full dilution, pro forma	SEK	5.23	SEK	11.43	SEK	26.00

For SFAS 123 purposes, the fair value of each option granted is estimated as of the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for options granted in fiscal 2002; risk-free interest rate of 4.7%, no dividend, volatility of 57.9% and an option expiration date of September 1, 2005. The weighted average fair value of options granted in 2002 was SEK 69.

j) Connection charge

According to US GAAP, connection charges are recognized as revenue over the period in which there is a customer relationship, and direct charges are expensed immediately. The estimated customer relationship period for which connection charges are recognized as revenue is approximately three years. According to Swedish accounting principles, these charges are recognized as revenue and direct charges are expensed at the time when the service is provided.

k) Deferred tax liability

According to US GAAP, deferred taxes must be reported for all temporary differences apart from certain exceptions. The reversal of deferred tax liabilities as a result of changes in circumstances is done restrictively. According to Swedish accounting principles, changes in circumstances can be taken into account in the assessment. In conjunction with the liquidation of Société Européene de Communications S.A. in 2001, there were no longer any differences vis-à-vis US GAAP.

l) Changes in accounting principles

According to Swedish accounting principles, changes in accounting principles are reported through a recalculation of the opening shareholders’ equity as if the new principles were already in force when the transaction arose. According to US GAAP, the change in accounting principle is reported in the income statement during the year of change.

m) Other

Other relates primarily to social security charges on options.

Expected amortization of intangible assets:

Estimated amortization of intangible assets according to US GAAP for the next five years:

(SEK in millions)

1 year	(127)
1-2 year	(127)
2-3 year	(127)
3-4 year	(127)
4-5 year	(127)

Deferred tax liability/receivables:

	At December 31,
	2002	2003
	SEK	SEK
	(SEK in millions)

Deferred tax liability/receivable according to Swedish accounting principles	1,246	2,459
Deferred tax, US GAAP adjustment	(23)	38
Total deferred tax liability (-)/receivable (+) according to US GAAP	1,223	2,497

Advertising expenses:

Total advertising expenses for the year amount to SEK 1,186 million (2002: 979 million and 2001: 1,031 million).

Market area reporting

Both Swedish accounting principles and US GAAP require a company to divide its operations into different market areas on the basis of how operations are run. According to US GAAP, additional information for each market area is submitted for the operating profit/loss earnings measure. However, in Notes 1, 2 and 31, Tele2 has also provided additional information by market area for earnings measures which are not required by US GAAP.

Classifications

Tele2 uses the equity method for reporting associated companies. According to Swedish accounting principles, profit/loss from shares in associated companies is divided into profit/loss before tax and tax. Under US GAAP, profit/loss from shares in associated companies is reported after tax. In the last three years, no tax has been booked to Tele2’s shares in associated companies.

The cash flow statement according to Swedish accounting principles is in line with US GAAP, with the exception that restricted funds are included in cash and cash equivalents. According to US GAAP, restricted funds are reported as an investing activity in the change of cash flow during the year. The difference is shown in the table below.

	Year ended December 31,
	2001	2002	2003
	(SEK in millions)

Liquid funds in the cash flow statement according to US GAAP	1,378	1,603	1,943
Restricted funds	897	870	830
Liquid funds in the cash flow statement according to Swedish accounting principles	2,275	2,473	2,773

	Year ended December 31,
	2001	2002	2003
	(SEK in millions)

Change in liquid funds in the cash flow statement according to US GAAP	301	225	340
Change in restricted funds	463	-27	-40
Change in liquid funds in the cash flow statement according to Swedish accounting principles	764	198	300

Effects of new US GAAP accounting recommendations:

In May 2003, the FASB issued SFAS 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity (FAS 150). The statement establishes standards on how to classify and measure certain financial instruments with characteristics of both liabilities and equity and requires additional disclosures regarding alternative ways of settling instruments and the capital structure of entities all of whose shares are mandatory redeemable. The provisions of FAS 150 were effective for all financial instruments entered into or modified after May 31, 2003, and otherwise was effective the first interim period beginning after June 15, 2003. However, the guidance applying to mandatorily redeemable noncontrolling interests has been deferred. The Company does not expect this statement to have a material impact on the financial statements.

In April 2003, the FASB issued SFAS 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities (FAS 149). FAS 149 generally improves financial reporting for derivative instruments by requiring that contracts with comparable characteristics be accounted for similarly and by clarifying when a derivative contains a financing component that warrants special reporting in the statement of cash flows. The guidance in SFAS 149 was effective prospectively for contracts entered into or modified and for hedging relationships designated after June 30, 2003. The Company has evaluated the impact of this statement and does not expect it to have a material impact on the financial statements.

In December 2003, the FASB issued SFAS 132 (revised 2003), “Employers’ Disclosures about Pensions and Other Postretirement Benefits” (“SFAS 132(R)”). The provisions of that Statement do not change the measurement and recognition provisions of SFAS No. 87, “Employers’ Accounting for Pensions,” SFAS No. 88, “Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits,” and SFAS No. 106, “Employers’ Accounting for Postretirement Benefits Other Than Pensions.” SFAS No. 132(R) replaces SFAS No. 132, “Employers’ Disclosures about Pensions and Other Postretirement Benefits,” and requires additional disclosures pertaining to plan assets, benefit obligations, key assumptions, and the measurement date.  This standard is effective for domestic plans for the reporting period after December 15, 2003 (and June 15, 2004 for disclosure of estimated future benefit payments) and for foreign plans and non-public entities for interim periods ending after December 15, 2003 and for years ending after June 15, 2004.  The Company accounts for its pension plans on a multiemployer basis and has provided the required disclosures under SFAS 132(R).

In January 2003, the FASB issued FASB Interpretation (“FIN”) No. 46, “Consolidation of Variable Interest Entities - an interpretation of ARB No. 51” (“FIN 46”).  The interpretation addresses consolidation by business enterprises of Variable Interest Entities (“VIEs”) that either: (1) do not have sufficient equity investment at risk to permit the entity to finance its activities without additional subordinated financial support, or (2) the equity investors lack an essential characteristic of a controlling financial interest.  FIN 46 requires disclosure of VIEs in financial statements issued after January 31, 2003, if it is reasonably possible that as of the transition date: (1) the enterprise will be the primary beneficiary of an existing VIE that will require consolidation or, (2) the enterprise will hold a significant variable interest in, or have significant involvement with, an existing VIE. In December 2003, the FASB further revised FIN 46 through FIN 46R, “Consolidation of Variable Interest Entities” (“FIN 46R”).  FIN 46R changes the effective date for certain entities and makes other significant changes to FIN 46 based on implementation issues that arose during 2003.  Tele2 is required to adopt FIN 46R on January 1, 2004 and is currently in the process of evaluating the provisions of this standard.

In November 2002, the Emerging Issues Task Force reached a consensus on EITF Issue No. 00-21, “Revenue Arrangements with Multiple Deliverables” (“EITF 00-21”). EITF 00-21 provides guidance on how to account for arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets. The provisions of EITF 00-21 apply to revenue arrangements entered into in fiscal periods beginning after June 15, 2003 and is not expected to have a material impact on the Company’s consolidated financial statements.

In December 2003, the Staff of the Securities and Exchange Commission (SEC or the Staff) issued Staff Accounting Bulletin No. 104 (“SAB 104”), “Revenue Recognition”, which supercedes SAB 101, “Revenue Recognition in Financial Statements.”  SAB 104’s primary purpose is to rescind accounting guidance contained in SAB 101 related to multiple element revenue arrangements, superceded as a result of the issuance of EITF 00-21. Additionally, SAB 104 rescinds the SEC’s Revenue Recognition in Financial Statements Frequently Asked Questions and Answers (the FAQ) issued with SAB 101 that had been codified in SEC Topic 13, Revenue Recognition. Selected portions of the FAQ have been incorporated into SAB 104. While the wording of SAB 104 has changed to reflect the issuance of EITF 00-21, the revenue recognition principles of SAB 101 remain largely unchanged by the issuance of SAB 104. The application of SAB 104 had no impact to the consolidated financial statements for fiscal 2003.