Form 20-F
period 2004-12-31
TELE2 AB
filed 2005-06-21
CIK 1122535

QuickLinks -- Click here to rapidly navigate through this document

As filed with the Securities and Exchange Commission on June 21, 2005

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
or
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended: December 31, 2004
or
☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from N/A to N/A

Commission file number: 0-29080

Tele2 AB (Exact name of Registrant as specified in its charter)
SWEDEN (Jurisdiction of incorporation or organization)
Skeppsbron 18 Box 2094 S-103 13 Stockholm, Sweden (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
None	None

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Title of each class	Name of each exchange on which registered
American Depository Shares, each representing one Series A Share (nominal value SEK 5 per share)	None
American Depository Shares, each representing one Series B Share (nominal value SEK 5 per share)	None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

Title of each class	Name of each exchange on which registered
None	None
Outstanding shares of each of the issuer's classes of capital or common stock as of December 31, 2004:	15,516,663 Series A Shares 132,043,512 Series B Shares

        Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒    No ☐

        Indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☒    Item 18 ☐

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

        Unless the context otherwise requires, references herein to "we," "us," "our," "the Company," "Tele2" or the "Group" are to Tele2 AB and its consolidated subsidiaries (collectively, the "Tele2 Group"), and references herein to "this Annual Report" are to our Annual Report on Form 20-F for the year ended December 31, 2004.

        We prepare our consolidated financial statements in conformity with accounting principles generally accepted in Sweden, or Swedish GAAP, which is different in certain respects from accounting principles generally accepted in the United States of America, or U.S. GAAP. In this Annual Report, unless otherwise stated or the context otherwise requires, references to "kronor," "krona" or "SEK" are to the lawful currency of Sweden, references to "U.S. dollars" or "$" are to the lawful currency of the United States, references to GBP are to the lawful currency of the United Kingdom and references to "euro", "EUR" and "€" are to the lawful currency of the EU member states participating in the third stage of European Economic and Monetary Union. Solely for your convenience, this Annual Report contains translations of certain SEK amounts into dollars at specified rates. These translations should not be construed as representations that the SEK amounts actually represent such dollar amounts or that you could convert into dollars at those rates. Unless otherwise stated, the translations of SEK into dollars have been made at the rate of $1.00 = SEK 6.6687, the rate derived from the noon buying rate in The City of New York for cable transfers in SEK as certified for customs purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate") on December 31, 2004. See Item 3: "Key Information—Exchange Rate Information" for information regarding certain currency exchange rates and Item 11: "Quantitative and Qualitative Disclosures about Market Risks—Risk of Variations in Exchange Rates" for a discussion of the effects of fluctuations in currency exchange rates on the Company.

FORWARD-LOOKING INFORMATION

        This Annual Report includes certain forward-looking statements. All statements regarding our future financial condition, results of operations and business strategy, plans and objectives are forward looking. Statements containing words such as "believe," "plan," "intend," "estimate," "expect" and "anticipate" or similar expressions are also forward looking. Actual events or results may differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond our control. These factors include, without limitation, the effects on the Company of the intense competition existing in the telecommunications markets in which we operate and in the markets we intend to enter; the impact on the Company of government regulation; our ability to adapt to technological changes in the telecommunications industry; trends in results, operations and overall market trends; and the risk of exchange rate fluctuations. You should also consider the information contained in Item 3: "Key Information—Risk Factors" and Item 5: "Operating and Financial Review and Prospects," as well as the information contained in our periodic filings with the Securities and Exchange Commission (including our reports on Form 6-K), for further discussion of the risks and uncertainties that may cause such differences to occur. We caution you not to place undue reliance on these forward-looking statements, which reflect our management's view only as of the date of this document.

PART I

Item 1: Identity of Directors, Senior Management and Advisers

        This item is not applicable.

Item 2: Offer Statistics and Expected Timetable

        This item is not applicable.

Item 3: Key Information

Selected Consolidated Historical Financial Data

        The following tables set forth selected consolidated financial data for the periods indicated and are qualified by reference to, and should be read in conjunction with, our consolidated financial statements and the accompanying notes thereto appearing elsewhere in this Annual Report (the "Consolidated Financial Statements") and Item 5: "Operating and Financial Review and Prospects." The balance sheet data as of December 31, 2003 and 2004 and the income statement data for the years ended December 31, 2002, 2003 and 2004 set forth below have been derived from our Consolidated Financial Statements. The balance sheet data as of December 31, 2000, 2001 and 2002 and the income statement data for the years ended December 31, 2000 and 2001 have been derived from our audited Consolidated Financial Statements, which are not presented separately herein. Our Consolidated Financial Statements have been prepared in accordance with Swedish GAAP, which, as described in Note 39 of the Notes to the Consolidated Financial Statements, differs from U.S. GAAP in certain significant respects.

        On May 12, 2004, for business purposes and with no reportable disagreements with our former auditors, we changed from the auditing firm of PricewaterhouseCoopers AB to Deloitte & Touche AB, authorized public accountants in Sweden and an independent public accounting firm registered with the Public Company Accounting Oversight Board of the United States of America. The change was approved by our shareholders at the annual general meeting on May 12, 2004. Our Consolidated Financial Statements as of and for the years ended December 31, 2000, 2001, 2002 and 2003 have been audited by representatives of PricewaterhouseCoopers AB, an independent registered public accounting firm.

Consolidated Income Statement Data

	Year ended December 31,
	2000(2)	2001	2002	2003	2004
	(in SEK millions, except share and per share amounts)
Amounts in accordance with Swedish GAAP
Operating revenue	12,440	25,085	31,282	36,911	43,033
Operating profit/loss	376	(1,323)	1,494	1,866	2,789
Profit/loss after financial items	165	(1,944)	796	1,267	2,681
Net profit/loss for the year(1)	(396)	392	223	2,396	1,902
Dividends declared per share SEK(3)	—	—	—	3.00	15.00
Weighted average number of shares outstanding during the year(4)	342,262,098	435,011,540	442,080,525	442,380,525	442,680,525
Weighted average number of shares outstanding during the year after dilution(4)	435,670,397	442,902,879	442,902,879	443,607,524	443,571,555
Earnings/loss per share in SEK(4)	(1.16)	0.90	0.50	5.42	4.30
Earnings/loss per share after dilution in SEK(4)	(1.16)	0.90	0.50	5.40	4.29
Amounts in accordance with U.S. GAAP(5)
Operating revenue	12,440	25,085	31,282	36,798	42,963
Operating profit/loss	(90)	(1,819)	2,968	3,657	4,575
Net profit/loss for the year	(900)	763	1,692	3,857	3,237
Earnings/loss per share in SEK(4)	(2.63)	1.75	3.83	8.72	7.31
Earnings/loss per share after full dilution in SEK(4)	(2.63)	1.75	3.82	8.70	7.30

(1)
Net profit for the year 2001 includes a tax effect of SEK 3,082 million in connection with the restructuring of Société Européenne de Communication S.A. ("SEC").

(2)
The net loss for 2000 was affected by the acquisition of SEC on October 2, 2000.

(3)
In 2005 we paid a distribution equivalent to an amount of SEK 15 per share in respect of the fiscal year 2004. The dividend consisted of a cash payment of SEK 5 per share and a 4:1 share split, comprising three ordinary shares and one redemption share, in combination with a mandatory redemption procedure through which the redemption shares will be redeemed for SEK 10 per share.

  Dividends declared per share in U.S. dollars were $0.45 for 2003 and $2.25 for 2004.

(4)
As described in Note 25 (for Swedish GAAP) and Note 39 (for U.S. GAAP) to the Consolidated Financial Statements, all earnings per share amounts, and the related weighted-average number of shares outstanding during the year, have been restated to retroactively reflect the effects of an ordinary share split combined with a redemption procedure, approved and completed by Tele2 after December 31, 2004 but before the filing of this annual report on Form 20-F. For each ordinary share held, a shareholder received three new ordinary shares and one redemption share.

(5)
The consolidated financial statements of Tele2 are prepared in accordance with Swedish GAAP, which differ in certain significant respects from U.S. GAAP. See Note 1 and the Reconciliation to U.S. GAAP in Note 39 to the Consolidated Financial Statements filed as part of this Form 20-F.

Consolidated Balance Sheet Data

	As of December 31,
	2000	2001	2002	2003	2004
	(in SEK millions)
Amounts in accordance with Swedish GAAP
Fixed Assets:
Intangible assets	27,352	27,769	25,096	23,556	22,526
Tangible assets	8,031	9,431	9,257	9,036	9,015
Other long-term financial assets	497	2,492	2,020	3,057	3,371

Total fixed assets	35,880	39,692	36,373	35,649	34,912
Total current assets	6,517	9,566	10,499	12,321	12,914

Total assets	42,397	49,258	46,872	47,970	47,826
Shareholders' equity	26,539	29,517	28,728	30,360	31,396
Minority interest	8	28	22	7	2
Provisions	623	102	28	26	63
Long-term liabilities	5,615	10,980	7,899	4,775	1,651
Current liabilities	9,612	8,631	10,195	12,802	14,714

Total shareholders' equity and liabilities	42,397	49,258	46,872	47,970	47,826
Amounts in accordance with U.S. GAAP(1)
Total assets	48,979	55,870	54,824	57,398	58,596
Total shareholders' equity	32,289	36,041	36,578	39,602	41,912

(1)
The consolidated financial statements of Tele2 are prepared in accordance with Swedish GAAP, which differs in certain significant respects from U.S. GAAP. See Note 1 and the Reconciliation to U.S. GAAP in Note 39 to the Consolidated Financial Statements filed as part of this Form 20-F.

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

        The table below sets forth the average of the noon buying rates in New York City for cable transfers as certificated for customs purposes by the Federal Reserve Bank of New York ("Noon Buying Rates") for krona on the last full day of each full month during each of the last five years ending December 31, 2004:

Year ended December 31,	Kronor per U.S. dollar
2000	9.2200
2001	10.4328
2002	9.6571
2003	8.0351
2004	7.3320

        The following tables set forth, for the previous six months, the high and low Noon Buying Rates expressed in kronor per $1.00.

Monthly rates	High SEK	Low SEK
2004
December	6.8043	6.5939
2005
January	7.0069	6.6855
February	7.1114	6.8275
March	7.0716	6.7312
April	7.1627	7.0118
May	7.4108	7.0850
June (through June 10)	7.6037	7.4373

        On June 10, 2005, the Noon Buying Rate for Swedish kronor was SEK 7.6037 per $1.00. For additional information on exchange rates, see Note 24 of the Notes to the Consolidated Financial Statements.

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

        Our future ability to maintain positive cash flow and operating profits will depend upon a number of factors about which projections are difficult to make. These include the ability of our operating companies to: attract and retain customers; maintain, control or improve usage levels per customer and tariff levels; and control costs. In addition, ongoing changes in our markets, including the current consolidation trend in a number of our European markets, may affect our results in the future. There is a risk, especially as the number of our mobile customers increases, that average call volumes and average revenues per customer will not remain at current levels or increase.

        We anticipate significant future capital expenditures.

        We expect to incur significant costs related to expansion in the future. We expect that the GSM (Global System for Mobile Communications) investments that we have undertaken in Russia and Croatia will continue to require significant capital expenditures. Our UMTS (Universal Mobile Telecommunications System) investments in Latvia will also require significant capital expenditures. There is a risk that these UMTS investments will not deliver the same return we have historically experienced from our GSM investments. In particular, there is a risk that we may not be able to deliver data services at a price that our current and future customers are willing to pay.

        The success of our mobile telephony operations will depend on our ability to attract and retain customers.

        Our ability to attract and retain customers—and thus the success of our mobile telephony operations—is subject to high penetration rates in some or our market areas, and other external factors. Given these factors, as well as the relatively short history of these industries, it is difficult to predict the future penetration rate of mobile telephony services for any of our companies.

        The future growth of our mobile telephony customer base is increasingly vulnerable to market saturation and may be significantly lower than in past years. The market penetration rates in some of the market areas in which we operate are among the highest in the world. This forces us to seek growth in direct competition with other providers. With the focus of competition shifting from customer acquisition to customer retention and to increasing average revenues per user by stimulating demand for new products and services, churn rates could rise as mobile network operators seek to acquire customers of other mobile network operators.

        In addition, the growth of our customer base in each of our markets may be affected by dealer commissions and the related costs of attracting new customers, handset prices, tariffs, general customer usage patterns, the competitiveness of alternative services, the development of the mobile telecommunications market and general macroeconomic conditions, some of which are outside our control.

        Expected benefits from our operations in Russia may not be realized.

        Our Russian subsidiary, Tele2 Russia, operates GSM or AMPS/D-AMPS (Advanced Mobile Phone System/Digital-Advanced Mobile Phone System) networks in all regions in Russia where we have mobile operations. We will have to make significant investments to build out the GSM networks under our GSM 1800 licenses. To date we have launched thirteen GSM networks in Russia. There is a risk that our investments in GSM technology in Russia will not result in increased profits in the region, and the investments necessary to maintain and build capacity there could have an adverse effect on results from our Russian operations. In addition, the political and regulatory environment in Russia is relatively volatile compared to other countries in which we operate, and there is accordingly a greater risk that political and regulatory changes may occur that could have an adverse effect on the results of our Russian operations.

        We expect to encounter increasing competition, which could force us to lower prices and reduce margins.

        Despite recent consolidation in certain markets, the telecommunications markets in which we operate are generally characterized by a large number of competitors, some of whom may have significantly greater financial, technical and marketing resources than us. Our operations in the Nordic market area face competition from TeliaSonera AB, Vodafone Group plc, Telenor ASA, TDC AS and Hi3G Access AB among others. Our competitors in continental Europe include local public telecommunications operators as well as new entrants, such as cable companies, that are able to leverage their existing networks.

        In order to continue to grow and generate profits, we must provide our customers with attractive pricing policies. However, sustained price competition could hinder our ability to generate profits. If we are forced to lower our rates then, to the extent that we cannot cover our costs, our business, financial condition and results of operations would be adversely affected.

        Our mobile telephony operations may be subject to spectrum capacity constraints.

        Our mobile telephony services business has experienced substantial growth since it commenced operations. The growth of our mobile telephony services businesses could, at least in densely populated metropolitan areas, be restricted by capacity limitations in the local mobile telecommunications networks. One major constraint on the capacity of a mobile telecommunications system is the amount of frequency spectrum it is allocated. The only other currently practical ways to increase capacity are cell-splitting, adding base stations to existing cells and utilizing dual-band handsets to exploit our GSM 1800 network frequencies. Splitting cells as a way to increase capacity can be costly and subject to technological limitations.

        The success of our fixed-line operations depends upon effective interconnections with other operators.

        Our ability to provide commercially viable telephony services depends in part on our ability to interconnect with the telecommunications networks of all other fixed and mobile operators in the countries in which we operate. We lease national and international circuits from network operators, usually the successors of the relevant state-owned public telecommunications operator, in certain countries in which we operate. We depend on these network operators to provide interconnect services for the origination and termination of our public fixed-line and mobile telephony services. We have experienced interconnection capacity shortages in the past, and we may be unable to obtain replacement interconnect services as rapidly as we would like and on competitive terms in each country in which we intend to introduce or continue to offer our telephony services. Interconnect and transmission circuits provided by national public telecommunications operators and other network operators are often subject to unanticipated price fluctuations and service restrictions or cancellations. We may also be subject to the constraints of the relevant network operator, which may be unable to provide all of the capacity that we request. If we cannot obtain the capacity we require to adequately serve all of our existing customers, our services might suffer, we could lose customers and consequently our reputation in the market could suffer. If we cannot obtain the capacity we require to connect all of our potential new customers, we may lose them to our competitors. All of these factors could adversely affect our business, financial condition and results of operations.

        Our operations could be interrupted.

        Our operations depend on our ability to protect our computer and telecommunications equipment and software systems against damage. Our data processing services are particularly sensitive to interruptions. Such damage could result from:

  •
  Fire

  •
  Power loss

  •
  Telecommunication interruption or failure

  •
  Attacks by computer "hackers"

  •
  Terrorists

  •
  War

  •
  Natural disasters

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

        As of December 31, 2004, Investment AB Kinnevik ("Kinnevik") owned, directly or indirectly, 28% of our outstanding share capital (but controlled 50% of our voting rights), Emesco AB ("Emesco") owned, directly or indirectly, 2% of our outstanding share capital (but controlled 9% of our voting rights) and, lastly, the estate of Jan Stenbeck owned 1% of our outstanding share capital (but controlled 3% of our voting rights).

        As of December 31, 2004, Kinnevik, Emesco and the estate of Jan Stenbeck collectively owned shares representing a majority of our voting rights and, consequently, acting together would be able to elect our entire board of directors and cast the majority of the votes with respect to virtually all matters submitted to a vote of our shareholders. See Item 7: "Major Shareholders and Related Party Transactions—Major Shareholders." Other holders of our shares may therefore have limited influence over our management and affairs.

        Mr. Stenbeck was the chairman of the board of directors of Tele2 and Kinnevik until he passed away on August 19, 2002. The estate of Mr. Stenbeck is currently under administration in Luxembourg and Sweden. No date has been set for the distribution of the estate. The estate has significant shareholdings in Tele2 and Kinnevik. These shareholdings could, in the aggregate, be deemed under the

U.S. federal securities laws to constitute control of such companies. See Item 7: "Major Shareholders and Related Party Transactions—Major Shareholders."

        We have delisted our American Depositary Shares from NASDAQ and may deregister our shares from registration with the U.S. Securities and Exchange Commission if and when that becomes possible.

        On April 8, 2005, we delisted our American Depositary Shares from the NASDAQ national exchange in the United States. As a result of this action, we will not be subject to certain corporate governance requirements that would otherwise apply to us as a NASDAQ listed company. ADSs representing our Series A shares and Series B shares no longer trade publicly in the United States. In the absence of a public market, shareholders in the United States may find it more difficult to trade our shares. Our Series A shares and Series B shares will continue to be traded on the Stockholm stock exchange. The decision to delist was based on the fact that the costs of listing outweighed the limited benefits of remaining listed on NASDAQ. Of our total traded volume during 2004, less than 0.1% was on NASDAQ. The last trading day for our ADSs on NASDAQ was April 8, 2005.

        We also terminated our ADR deposit agreement with The Bank of New York (the "Depositary") on April 25, 2005. On and after the termination date, ADR holders, upon surrender of their ADRs, are entitled to the delivery of the amount of deposited securities represented by the ADSs evidenced by such ADRs. After the termination date, the Depositary will stop registering transfers of ADRs, suspend the distribution of dividends to the holders of ADRs, and stop giving notices. The Depositary will continue to collect dividends and other distributions pertaining to deposited securities, sell rights as provided in the deposit agreement and deliver deposited securities, together with any dividends or other distributions received with respect thereto and the net proceeds of the sale of any rights or other property, in exchange for ADRs surrendered to the Depositary, but it will stop performing other acts under the deposit agreement. After the expiration of one year from the termination date, the Depositary will be entitled to sell any remaining deposited securities and hold uninvested the net proceeds of any such sale, together with any other cash then held by it, for the pro rata benefit of the holders of ADRs which have not yet been surrendered.

        Although our ADSs remain registered with the U.S. Securities and Exchange Commission following delisting from NASDAQ, we may pursue a suspension of our U.S. reporting obligations by deregistering our securities in the future if and when this becomes possible. If we deregister our securities, we may without advance notice cease to make filings that would otherwise be required by U.S. securities laws, with the result that information about us might become more difficult to obtain on a timely basis.

        Our historical financial results may not be indicative of future financial results.

        Certain of our operating companies have experienced rapid growth and development in a relatively short period of time. Given the speed and magnitude of our growth, we believe that comparisons of changes in our financial condition and results between 2000 and 2004 may not be indicative of future financial results.

        We have incurred indebtedness and contingent liabilities from loan guarantees.

        To finance the establishment and operation of our businesses, we have incurred indebtedness in the form of loans from external lenders. As of December 31, 2004, the net borrowing of the Tele2 Group was reduced to SEK 2,738 million and shareholders' equity was SEK 31,396 million. All of this indebtedness has been incurred directly by our companies.

        Our ability to borrow additional funds is limited in a number of respects by the terms of existing external debt obligations, including a syndicated SEK 7 billion senior secured credit facility. We had at December 31, 2004 liquidity of SEK 5,113 million, of which unutilized overdraft facilities and unused credit lines amounted to SEK 3,330 million. See Item 5: "Operating and Financial Review and Prospects—Liquidity and Capital Resources—Borrowings."

        We have also guaranteed 50% of the borrowings of Svenska UMTS-nät AB, an associated company formed as part of a joint venture with TeliaSonera, up to a maximum amount of SEK 5.3 billion. As of December 31, 2004, our guarantee amounted to only SEK 1,007 million. Over the next few years Svenska UMTS-nät AB's borrowing under the credit facility may significantly increase. If Svenska UMTS-nät AB were to default on their repayment of any loans extended under the facility and thereby trigger our guarantee obligations, payment of our obligations under the guarantee could materially affect our results as well as impair our ability to incur additional borrowing.

        We may need to seek additional financing in order to finance growth in the longer term or if investments exceed currently expected levels, or in the event that operating profitability is lower than expected. We may also need to seek additional financing in order to finance the expansion of our operations, including in the Russian market, and moves into other markets, or to pursue opportunities relating to the joint provision of services by our divisions that require investments beyond those currently planned. If such additional financing is not available when needed or on the terms we expect it to be available, our business, financial position and results of operations could be adversely affected.

        We are exposed to exchange rate risks, and fluctuations in exchange rates may adversely affect our results.

        We are exposed to fluctuations in exchange rates. Although we maintain our books and report our results in Swedish kronor, we conduct a material portion of our operations through subsidiaries outside Sweden. These subsidiaries accounted for approximately 78% of our consolidated revenues in 2004. The translation risks associated with currency fluctuations between the Swedish kronor and the currencies in which these subsidiaries conduct operations may have an adverse effect on our financial condition in the future. The impact of currency fluctuations on our revenue is partially hedged by the fact that most of our costs are also determined in local currency. In addition, our SEK 7 billion five-year loan facility can be used in several currencies, including at present USD, SEK, EUR and GBP. The exchange rate differences that continually arise in translating our loan liability are offset against the exchange rate differences that arise on the corresponding net investments in subsidiaries. No hedge is undertaken against other types of currency risk. See Item 11: "Qualitative and Quantitative Disclosures about Market Risk—Risk of Variations in Exchange Rates" and Note 24 of the Notes to the Consolidated Financial Statements.

        We are affected by fluctuations in variable interest rates.

        Our total loan liability that carried a variable rate of interest at December 31, 2004 was SEK 4,651 million. An increase in interest rates would cause us to incur additional interest expense, adversely affecting our financial results. See Item 11: "Qualitative and Quantitative Disclosures about Market Risk—Risk of Variations in Floating Interest Rates" and Note 27 of the Notes to the Consolidated Financial Statements.

        Additional regulatory restrictions and changes in the regulatory environment may negatively affect our business.

        The telecommunications markets in the countries in which we operate or intend to introduce our telephony services are subject to a significant degree of regulation. Like other telecommunications service providers we face regulatory and market access barriers resulting from a variety of restrictive laws, policies and licensing requirements. We must notify or obtain licenses from regulatory authorities and enter into interconnect agreements with one or more telecommunications network operators in most of the countries in which we offer telephony services. Our ability to continue to provide services depends on obtaining and maintaining such licenses and agreements. However, the regulatory regimes of EU member states are developing toward notification rather than licensing requirements in accordance with the impending regulatory framework of the European Union. Nevertheless, EU member states are permitted to require individual licenses for communications activities that consume scarce resources, such as radio frequencies and numbers.

        Changes in laws, regulations or governmental policy affecting our business activities and those of our competitors could adversely affect our results of operations. Discussions regarding changes in the regulatory framework in each European Union member state continue to take place as the European Union liberalization process is progressing. Significant changes in the regulations affecting our operations could have a material adverse effect on our results of operations. In particular, such changes could affect our ability to interconnect, or the prices at which we obtain interconnection, to the national public telecommunications operators in each of their markets. For example, Sweden's National Post and Telecommunications Agency, or NPTA, has annually introduced new caps on interconnect rates for mobile operators. Such caps or similar reductions in rates that we are able to charge could have an adverse effect on our business. The new EU regulatory framework also allows member states to adopt legislative measures concerning traffic data retention where this is proportionate and necessary to, among other things, safeguard national and public security and prevent and prosecute criminal offences or unauthorized uses of electronic commerce systems (see Item 4: "Information on the Company—Business Overview—Group Perspective—Legal Framework—New EU Regulatory Framework"). An obligation to retain traffic data could, depending on the scope and duration of the retention, result in significant costs for us as a network operator. Finally, the new EU regulatory framework may lead to an increase in legal proceedings and uncertainty in the telecommunications market.

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

        Lawsuits against several wireless service operators and several wireless phone manufacturers relating to radio frequency transmissions to and from wireless handsets are pending in the United States. There is a risk that similar litigation will arise in our markets and that we will be subject to such litigation in the future. In addition, we could be subject to additional legislation or adverse publicity relating to damage caused by mobile telephones, including damage caused by persons using mobile telephones while driving.

        In 2003, the Swedish tax authorities challenged our use of a deduction in connection with our acquisition of SEC S.A.

        In December 2003, Tele2 announced that the tax authorities' review of Tele2's financial accounts for 2001 had been completed and that the Swedish tax authorities wished to change Tele2's taxation. In 2000, Tele2 acquired a majority interest in the listed company Société Européenne de Communication S.A. ("SEC"). Because SEC's operations were restructured, an external valuation was carried out, and this indicated a fall in value. The operations in SEC were therefore transferred at this reduced value. It was for this realized loss that Tele2 claimed a deduction. The tax authorities' announcement about changing Tele2's taxation was expected, as large sums are involved. However, Tele2 considered it remarkable that the judgement was made with the reference that there should not have been an actual fall in the value of SEC, despite the fact that the independent valuation, as well as valuations carried out by analysts and other sector observers at that time, showed that there had actually been a decline in the value of SEC. Tele2 decided to request a reinvestigation from the same local tax authority and an explanation of the grounds for their decision. The tax authority has now completed its reinvestigation, but nothing has emerged to change our conviction that we have fulfilled all possible requirements for submission of evidence. Tele2 has now lodged an appeal in the county administrative court. The tax authorities have questioned loss carry forwards in Tele2 in this connection, representing a tax effect of SEK 3,910 million, of which SEK 3,675 million had been utilized at December 31, 2004. We are actively contesting this dispute and believe it will be decided in our favor, and as a result we have made no provision for these charges. Nonetheless, we cannot be certain of a favourable result, and our financial results would be adversely impacted by an unfavorable result in this matter.

        Our cooperation with Teliasonera in connection with the build out and operation of a UMTS network in Sweden may not be successful.

        We have entered into a cooperation arrangement with Teliasonera to build and operate a UMTS network in Sweden through our 50 percent owned associated company Svenska UMTS-nät AB, which has rights to the Swedish UMTS license originally granted to Tele2. We have made significant investments in and financial commitments to this venture. As this is a jointly controlled venture, there is a risk that the partners may disagree on important matters, including the funding of the company. This risk may be magnified because TeliaSonera and Tele2 are significant competitors. A disagreement or deadlock regarding the company or a breach by one of the parties of the material provisions of the cooperation arrangements could have a negative effect on our ability to pursue our UMTS strategy. In addition, the current exemption for Svenska UMTS-nät from the prohibition against anti-competitive agreements included in the Swedish Competition Act will expire in 2007. Thereafter, a reassessment of the cooperation will be made from a competition law perspective. Accordingly, there is a risk that the Swedish Competition Authority will in the future change its view on our cooperation with Teliasonera, which could have a material adverse effect upon Svenska UMTS-nät and our operations.

Item 4: Information on the Company

History and Development of the Company

        We are a public limited liability company incorporated under the laws of Sweden and subject to the Swedish Companies Act. We were incorporated under the legal and commercial name NetCom Systems AB in 1990 with the Swedish Patent and Registration Office—Company Register under the registration number 556410-8917. We changed our legal and commercial name to Tele2 AB from NetCom System AB in 2001. Our principal offices are at Skeppsbron 18, S-103 13 Stockholm, Sweden, and our telephone number is +46 8 562 000 60. Our agent in the United States is CT Corporation, 111 Eighth Avenue, New York, New York, 10011.

        NetCom Systems AB, was formed to own and develop Industriförvaltnings AB Kinnevik group's telecommunications operations in the Nordic market area following the deregulation of the Swedish fixed telephony market in 1993. We were demerged from Kinnevik when the shareholders of Kinnevik received a special dividend of Tele2 shares in May 1996, and trading of our shares on the Stockholm Exchange commenced. We expanded our fixed telephony operations into Norway in 1995 and Denmark in 1996. In 1998, we expanded our operations into the Baltic States, with the acquisition of Tele2 Eesti (formerly Ritabell) in Estonia, and in 1999, we acquired a 17.8% stake in SEC, with operations in continental Europe (The Netherlands, Germany, Switzerland, Austria, France, Italy, Luxembourg, Liechtenstein, the Czech Republic and Spain). In 2000, we increased our stake in SEC to 99.7% and acquired Tele2 Latvia (formerly Baltkom). In 2001, we increased our interest in SEC to 100% and we expanded our operations into Russia with the acquisition of Tele2 Russia Telecom BV (formerly Fora Telecom BV). In 2003, we acquired Alpha Telecom, a UK operator in the area of prepaid calling cards for fixed telephony. In July 2004 we acquired the remaining shares in Tele2 Estonia and Tele2 Lithuania and in December 2004 UTA, an Austrian alternative telecom operator, which has fixed-telephony and Internet operations. In February 2005, we acquired Tiscali in Denmark, with its ADSL and dial-up Internet operations. Given the speed and magnitude of our growth since the launch of our primary services, comparisons of changes in financial condition and results between 2000 and 2004 may not be indicative of our future financial results. See "—Recent Acquisitions and Divestitures" and Item 7: "Major Shareholders and Related Party Transactions—Related Party Transactions—Acquisitions and Divestitures."

Organizational Structure

        Tele2 is a European alternative telecom operator with close to 28 million customers in 24 countries as of December 31, 2004. Tele2 offers products and services in fixed and mobile telephony, Internet, data network services, cable TV and content services. Our main competitors are the former government monopolies. Tele2 was founded in 1993 by Jan Stenbeck and has been listed on Stockholmsbörsen since 1996. In 2004, we had operating revenue of SEK 43 billion and a profit before taxes of SEK 2.7 billion.

        As of December 31, 2004, our Company is organized around six market areas:

  •
  Nordic, including operations in Sweden (including Optimal Telecom), Norway, Denmark and Finland, as well as Datametrix operations;

  •
  Baltic & Russia, including operations in Estonia, Latvia, Lithuania and Russia;

  •
  Central Europe, including operations in Germany, Austria, Poland, the Czech Republic and Hungary;

  •
  Southern Europe, including operations in France, Italy, Spain, Switzerland, Portugal, the UK and Ireland, as well as C3 operations;

  •
  Benelux, including operations in The Netherlands, Luxembourg (including Tango), Liechtenstein and Belgium; and

  •
  Services, including 3C operations, ProcureITright, Proceedo Solutions, Radio Components and UNI2 operations.

        The following table presents a breakdown of the primary services we provide in the market areas in which we operate.

Market Area	Fixed	Mobile		Internet	Broadband	Calling cards	Cable TV
Nordic
Sweden	•	•	(1)	•	•	—	•
Norway	•	•		•	•	—	—
Denmark	•	•		•	•	—	—
Finland	•	•		•	•	—	—
Baltic & Russia
Estonia	•	•	(1)	•	—	—	—
Latvia	•	•	(1)	—	—	—	—
Lithuania	•	•	(1)	—	—	—	•
Russia		•	(1)	—	•	—	—
Central Europe
Germany	•	—		•	—	•	—
Austria	•	•		•	•	•	—
Poland	•	—		•	•	•	—
Czech Republic	•	—		•	•	—	—
Hungary	•	—		—	—	—	—
Southern Europe
France	•	—		•	•	•	—
Italy	•	—		•	•	•	—
Spain	•	—		•	•	•	—
Switzerland	•	•		•	•	•	—
Portugal	•	—		•	—	•	—
United Kingdom	•	—		•	—	•	—
Ireland	•	—		—	—	•	—
Benelux
The Netherlands	•	•		•	—	•	—
Luxembourg	•	•	(1)	•	—	—	—
Liechtenstein	•	•	(1)	•	•	—	—
Belgium	•	—		•	—	—	—

(1)
Own network. In other markets, Tele2 acts as MVNO.

        We had total consolidated operating revenues of SEK 43,033 million in 2004 (2003: SEK 36,911 million, 2002: SEK 31,282 million), of which the Nordic market area represented 32% or SEK 13,775 million (2003: 35% or SEK 12,942 million, 2002: 43% or SEK 13,557 million); Baltic & Russia represented 8% or SEK 3,297 million (2003: 7% or SEK 2,724 million, 2002: 7% or SEK 2,177 million); Central Europe represented 12% or SEK 5,058 million (2003: 9% or SEK 3,441 million, 2002: 8% or SEK 2,465 million); Southern Europe represented 38% or SEK 16,440 million (2003: 38% or SEK 13,943 million, 2002: 33% or SEK 10,293 million); Benelux represented 10% or SEK 4,245 million (2003: 10% or SEK 3,704 million, 2002: 9% or SEK 2,669 million); and Services represented 0% or SEK 218 million (2003: 1% or SEK 157 million, 2002: 0% or SEK 121 million).

        Broken down by the types of service we provide, fixed telephony & Internet represented 72% (SEK 32,978 million) of our total consolidated operating revenues, mobile telephony 26% (SEK 11,974 million), cable television 0% (SEK 224 million), and other operations 2% (SEK 742 million). Our total consolidated operating revenues are reduced by SEK 2,885 million due to intra-group sales.

        In 2004, we had operating profit of SEK 2,789 million and net profit of SEK 1,902 million. For additional information on the results of our operations see Item 5: "Operating and Financial Review and Prospects" and Note 5 and Note 6 of the Notes to our Consolidated Financial Statements.

        The following table presents a breakdown of our active customers by market area and by business area as of December 31, 2003 and 2004. Customers in Other operations are not included.

	Number of customers as of December 31,
			Net customer intake 2003-2004
	2003	2004
All figures in thousands of customers
Market Area
Nordic	6,720	6,787	67
Baltic & Russia	2,327	3,708	1,427
Central Europe	3,469	5,893	1,940
Southern Europe	7,487	8,797	1,310
Benelux	2,303	2,609	306

			5,050
Corporate acquisition			484
Corporate divestments			(46)

Total	22,306	27,794	5,488

Business Area
Mobile Telephony	6,422	8,259	1,837
of which prepaid	4,598	6,072	1,474
Fixed Telephony & Internet	15,640	19,323	3,200
Cable Television	244	212	13
Corporate acquisition			484
Corporate divestments			(46)

Total	22,306	27,794	5,488

        In May 2004, the number of customers in the Baltic & Russia market area fell by 46,000 following the sale of the cable TV operations in Estonia. At December 31, 2004 the Central Europe market area had an additional 484,000 fixed telephony and Internet customers due to the acquisition of UTA in Austria.

Recent Acquisitions and Divestitures

        The principal subsidiaries acquired or divested by us during the three years ended December 31, 2004, are set out below.

Acquisition of UTA (Austria)

        In December 2004, we acquired all the shares in UTA, an Austrian alternative telecom operator with fixed-telephony and Internet operations, for SEK 1,723 million.

Acquisition of remaining shares of Tele2 Estonia and Tele2 Lithuania

        In July 2004, we acquired the remaining 10% in Tele2 Holding AS in the Baltic region for SEK 323 million, with the result that Tele2 now owns all the shares in Tele2 Estonia and Tele2 Lithuania.

Acquisition of Alpha Telecom (United Kingdom)

        In February 2003, we acquired all the shares in Alpha Telecom for SEK 850 million. The acquisition resulted in goodwill of SEK 479 million, which was later reclassified to intangible assets, brand names and interconnection agreements on December 31, 2004. Alpha Telecom is a United Kingdom service provider of prepaid, fixed-network telephony for individuals and cash cards for fixed telephony.

Song Networks

        On September 22, 2004, we launched a public cash tender offer for the outstanding shares and convertible debentures of Song Networks Holding AB ("Song Networks"), a telecommunications company active in the Nordic region. However, although we raised our initial offer, in October 2004, TDC, the Danish telecommunications company, ultimately acquired Song Networks, and we sold the stake we had acquired in Song Networks in accordance with the terms of the merger with TDC. The disposal resulted in a capital gain of SEK 171 million.

Organizational Chart

        The following organizational chart shows the structure of the Tele2 Group as of December 31, 2004. Our organizational structure includes certain non-operating holding companies interposed between Tele2 AB and certain of its subsidiaries. These holding companies, along with other smaller companies not material to our operations, have been omitted for purposes of showing the ownership structure of our operating subsidiaries. Ownership is 100% unless otherwise stated.

Tele2 AB
Tele2 Sweden
Tele2 Sweden SA
Tele2 Europe SA
Kabelvision Sweden
Tele2 Finland
Suomen 3G Oy
Tele2 Estonia
Tele2 Lithuania
Tele2 Latvia
Tele2 Poland
Interloop Poland, 90%
Alpha operations
Radio Components, 70%
ProcureITright
Proceedo Solutions
Irkutsk in Russia
S:t Petersburg in Russia
Oblcom in Russia, 97%
Votec in Russia
Kursk in Russia
Smolensk in Russia, 60%
Belgorod in Russia, 65%
Kemerovo in Russia
Rostov in Russia, 87.5%
Udmurtia in Russia, 77.5%
Omsk in Russia, 60%
Chelyabinsk in Russia
Moscow in Russia
Nizhny Novgorod in Russia
Tele2 Norway
Tele2 Denmark
Optimal Telecom
UNI2 operations
Datametrix operations
UMTS nät Sweden, 50%
Tele2 Czech Republic
Tele2 Slovakia
Tele2 Germany
Tele2 Netherlands
Tele2 Switzerland
Tele2 Austria
Tele2 France
Tele2 Italy
Tele2 Spain
Tele2 Portugal
Tango
Tele2 Luxembourg
Tele2 Liechtenstein
Tele2 Belgium
Tele2 UK
Tele2 Hungary
Tele2 Ireland
3C operations
C3 operations

Strategy

        Our mission is to provide cheap and simple telecommunications for all Europeans. We strive to fulfill our mission by implementing the following strategies:

  •
  We offer simple services at low prices.

  •
  We seek to grow as deregulation spreads throughout Europe.

  •
  We believe investments into customer relationships are more important than investments into infrastructure.

  •
  We cross-sell new services to our existing customer base.

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

        We believe that as competition in the telecommunications sector increases it will become more expensive for new operators to build market share and that our established customer base and infrastructure will give us an advantage in maintaining our positions in our chosen markets. We intend to develop and strengthen our position as an alternative provider of pan-European telephony services as well as to expand our provision of services in Russia.

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

        We avoid contracting and owning infrastructure unless it will help reduce our unit cost.

Business Overview

Group Perspective

Legal Framework

        We are subject to certain licensing and other regulatory requirements in the countries in which we provide fixed-line or mobile telephony services. In our major markets, all of our current telephony services are now open to competition. However, we see a new potential in providing fixed-fee subscriptions for fixed networks, a.k.a. wholesale line rental, which is still generally the domain of incumbent national providers, but which we expect will become open to competition in the near future in most countries in which we operate. We generally must interconnect to a network operator (usually the formerly state-owned national public telecommunications operator) in each country in which we operate to provide access services for the origination and termination of public fixed-line and mobile telephony services and we must also either file notice with or obtain a license to provide public telecommunications services from the National Regulatory Authority ("NRA") in each jurisdiction.

        We believe that we are in compliance with applicable telecommunications laws and regulations in markets in which we operate.

European Union

Overview

        All of the member states of the European Union (25 as of May 1, 2004, and 15 immediately before that date) must incorporate principles of European Union law into their respective domestic legal frameworks. As a matter of practice, several other countries, including Switzerland and Norway (non-members of the European Union), in which we operate have conformed or are conforming their regulatory frameworks to European Union requirements. In addition, countries outside the European Union are conforming their regulatory framework with the EU legislation. As a result, the markets in which we operate have been significantly affected by regulation initiated by the European Union. As it develops, such European Union regulation, including future convergence of telecommunications, media and information technology, will continue to have a significant effect on these markets.

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

Liberalization and Harmonization of the Telecommunications Market

        Over the past 15 years, the EU Commission has introduced competition in the telecommunications markets through a series of liberalization directives that gradually abolished the monopoly rights of state-owned telecommunications operators. Public voice telephony services, already open to full competition in the United Kingdom, were opened in the majority of EU Member States on January 1, 1998. All restrictions on the provision of mobile and personal communications services, including restrictions on the use of facilities for mobile networks, were required to be removed by November 15, 1996 (unless otherwise extended) in order to allow operators in that sector to make full use of their own and third parties' infrastructure.

        Between 1989 and 2001, the European Union also adopted a series of directives and recommendations regarding open and efficient access to, and use of, public telecommunications networks and services. These were intended to harmonize technical interfaces and usage conditions and provide mandatory minimum service standards for all fixed-line users. The directive also created a general framework for tariffs throughout the European Union. In addition, specific measures have been adopted in a number of areas including licensing and interconnection. Operators designated by the NRAs in the telecommunications sector as having significant market power in the telecommunications market face additional obligations with respect to special network access, interconnection charging, accounting separation and cost accounting, publication and non-discrimination.

Electronic Commerce

        On June 8, 2000, the European Parliament and the European Union Council of Ministers adopted the Directive (2000/31/EC) on certain legal aspects of information society services, in particular electronic commerce, in the Internal Market ("E-Commerce Directive") relating to the legal aspects of information society services in the European Union. The purpose of the E-Commerce Directive is to ensure the free circulation of electronically provided services among European Union member states. The E-Commerce Directive had to be implemented within 18 months following its publication.

        The E-Commerce Directive sets forth two fundamental principles:

  •
  Adherence to the legal requirements of the country of origin, meaning that the services electronically provided by a service provider established within a European Union member state must conform to the legal requirements of that state; and

  •
  The general principle of mutual recognition, according to which a European Union member state may not, as a rule, restrict the electronic services provided from another European Union member state, as long as the service provider complies with applicable legal requirements of that other state.

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

New EU Regulatory Framework

        The telecommunications regulatory framework was significantly revised on March 7, 2002, when the European Parliament and the Council of the European Union adopted the Directive (2002/21/EC) on a Common Regulatory Framework for electronic communications networks and services ("Framework Directive"), Directive (2002/19/EC) on access to, and interconnection of, electronic communications networks and associated facilities ("Access Directive"), Directive (2002/20/EC) on the authorization of electronic communications networks and services ("Authorization Directive"), and Directive (2002/22/EC) on universal service and users' rights relating to electronic communications networks and services ("Universal Service Directive"). These directives superseded the prior directives. The implementation of the new legal framework was supposed to have been completed by July 2003 but it has been delayed in many countries and it is expected that it will be implemented in all member states during the first half of 2005. A new telecommunications data protection directive (Directive (2002/58/EC) concerning the processing of personal data and the protection of privacy in the electronic communications sector) was adopted on July 12, 2002.

        The objective of the new regulatory regime is to replace the existing complex system of telecommunications regulations with a single system that can be applied to all types of electronic communications, including fixed-line telephony, mobile telephony and Internet-based communications.

        The new regulatory framework:

  •
  Sets out the rights, responsibilities, decision-making powers and procedures of the member states' NRAs and the European Commission. This includes the NRAs' obligation to submit to the Commission and the NRAs of other European Union member states in draft form the regulatory measures that they intend to take with respect to market definition and significant market power, and the Commission's power to require NRAs to withdraw such drafts, if the

    Commission considers that they create a barrier to the single European market or are incompatible with law;

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

        The European Commission issued a recommendation on relevant product and services markets in February 2003. The recommendation identifies eighteen markets having characteristics which may justify the imposition of regulatory obligations relating to, for example, the relationship of costs to prices, transparency of information, non-discrimination between customers, accounting separation and mandated access to, and use of, network facilities. The Commission recommendation refers to, among other things:

  •
  At the retail market level:

  •
  Access to a fixed-location public telephone network for residential and non-residential customers;

  •
  Publicly available local and/or national and international fixed-location telephone services for residential and non-residential customers; and

  •
  A minimum set of leased lines;

  •
  At the wholesale market level:

  •
  Call origination as well as call termination and transit in the fixed public telephone network;

  •
  Unbundled access to the local loop;

  •
  Broadband access;

  •
  Terminating and trunk segments of leased lines;

  •
  Access and call origination on public mobile networks;

  •
  Call termination on individual mobile networks; and

  •
  A national market for international roaming on public mobile networks.

        We cannot predict what consequences the new regulatory framework will have, but it is possible that it may result in additional regulation of our business. On the other hand, it may also enable us to compete better in other areas, e.g. with an offer of wholesale line rental. The new regulatory framework applies to all communications markets that the European Commission has included in its recommendation or that NRAs have decided to include in the scope of sector-specific regulation with the agreement of the Commission. Thus, an extension of sector-specific regulation to mobile markets and online communications markets cannot be ruled out.

        Currently many NRAs are working on constructing market definitions in line with the applicable conditions in their respective countries. We expect these definitions to be in line with the Commission's recommendations. Once the definition process is completed the NRAs are to conduct a market analysis to determine whether sufficient competition exists in each specific market. If the result of the analysis is that there is insufficient competition then one operator with Significant Market Power is designated the "SMP Operator". Where an NRA identifies an SMP Operator, it is to impose on such SMP Operator appropriate specific ex ante regulatory obligations. This three-stage process is supposed to enable the refocusing of regulation onto areas with an already identified competition issue.

        In certain fields that are currently subject to sector-specific regulation, the new regulatory framework may lighten the regulatory burden as a result of greater flexibility for NRAs when choosing appropriate regulatory measures to address alleged market failure and because of the alignment of the notion of significant market power with the concept of dominance under general European Union competition rules. In particular, the new regulatory framework no longer allows for regulation of a retail market unless the relevant NRA concludes that regulation on the level of the wholesale market is not sufficient to achieve the objectives of the directives. Whether any reduction of regulatory burdens will occur will largely depend on the manner in which the directives are implemented in member states and how the concepts of the new framework are applied in practice. We expect that the time period between the date a new legal framework is implemented nationally and the date that decisions on remedies are imposed on operators with SMP to run between twelve and eighteen months.

        The European Regulators Group ("ERG"), a body composed of NRA representatives, will influence the NRAs' decisions and further determine the manner in which the directives will be implemented in the member states.

        We expect that one result of the new framework will be an increase in cooperation among the EU Commission and the NRAs, with the EU Commission taking a leading role in deciding key regulatory issues such as market definition and market power analysis. We also believe that the new framework may lead to an increase in legal proceedings and uncertainty in the telecommunications market.

  Competition Rules of the EC Treaty

        The two main principles of European Union competition law that apply to private firms or "undertakings" are contained in Articles 81 and 82 of the EC Treaty (formerly Articles 85 and 86, respectively). Article 81 prohibits collusion, agreements, and concerted practices with an object or effect of the prevention, restriction or distortion of competition within the European common market. Article 82 prohibits abuse of a dominant market position within the common market or in a substantial part of it insofar as it may affect trade between member states.

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

        In September 1991, the European Community published general guidelines on the application of the competition rules in the telecommunications sector that outline the European Community's approach to common competition issues. On August 22, 1998, the European Commission published a notice on the application of the competition rules to access agreements in the telecommunications sector. The notice sets forth a series of rules designed to assist providers of telecommunications services to gain access to existing networks in competition with current suppliers. Without establishing new principles, the notice sets forth the way in which the principles of current competition law implemented by the European Commission and the European Court of Justice could be applied to the problems relating to access in the context of the liberalization of the telecommunications sector.

Mobile Virtual Network Operators

        In cases where deregulation in the telecommunications sector has been effective, new markets can be opened to service providers. Both Mobile Virtual Network Operators (MVNOs) and Service Providers (SPs) have emerged as new business models that add to competition in the mobile telephone market. In both models, the operator leases an existing network and thus avoids building a new mobile network. The difference between MVNOs and SPs is a fundamental one. In the case of SPs, the operator becomes a vendor of another company's telephony, since it only handles outgoing traffic. MVNO, by contrast, means simply that a mobile operator purchases radio access from an existing mobile operator, but is otherwise completely independent and can develop services, payment forms and direct traffic as if it were a conventional mobile operator. One significant difference between a conventional operator and a MVNO is that a MVNO has no control of geographic coverage build-out. In countries in which Tele2 does not have a mobile license, the MVNO model permits us to complement our fixed telephony with a full range of services in subscription and prepaid calling cards for mobile telephony. We expect MVNOs to expand in the immediate future since deregulation of the EU telecommunications market is gaining momentum and the mobile market is maturing. These alternative models could provide major growth opportunities for our company, given our established customer base in many countries coupled with the fact that we do not have our own infrastructure.

Products and Services Overview

        We offer products and services in fixed and mobile telephony, dial-up Internet, broadband, telephone cards, cable TV and content services. Everything we offer is geared to the customers' preference for cheaper and simpler services.

Fixed Telephony

        We usually start operations in a new country by gaining a foothold in the fixed-telephony market, which is why this service is available in all our countries with the exception of Russia. Our fixed-telephony product portfolio includes fixed preselection, fixed subscription, broadband telephony (VOIP) and telephone cards.

Fixed pre-selection

        With pre-selection, customers make their calls with Tele2 from their landlines without having to dial a prefix before the telephone number. Following deregulation in the EU, fixed pre-selection is now available to most of our customers. If the service has not been introduced in the local market, our customers can use Tele2's prefix to make calls.

Subscription

        In many markets, the traditional supplier has kept a tight grip on customers through its monopoly on fixed subscriptions. This means that the customer has two bills to settle, one to Tele2 for the traffic and one to the traditional supplier for the fixed subscription. Tele2 is now offering fixed subscriptions to customers in Denmark, Norway and Sweden, which means that these customers not only obtain cheaper subscriptions, but also avoid receiving two bills. If the deregulation which began in the Nordic countries continues across the rest of Europe, Tele2 will then be in a position to put more pressure on the national incumbent operators, and ultimately offer cheaper and simpler telephony to more Europeans.

Broadband telephony (voice over internet protocol, VOIP)

        Broadband telephony involves the customer using the Internet to make phone calls. Customers can save money through lower call rates and by canceling their landline and using their broadband connection for telephony.

Telephone cards

        Tele2's telephone card operations are run by Alpha Telecom and Calling Card Company (C3). C3 sells fixed telephone cards in several European markets. The cards are marketed under different brands and are sold mainly in stores and at newsstands. Alpha Telecom markets and sells prepaid fixed telephony. Instead of buying a telephone card, customers top up their account in advance and can then make calls via the fixed network without receiving a bill.

Mobile Telephony

        Tele2 offers mobile telephony to private users and companies in 13 countries, under different types of subscriptions. Tele2 has its own network in seven countries. In other countries we use an arrangement called MVNO, which involves leasing network capacity from another operator. Our customers still use mobile phones mainly to make calls and send SMS messages. Voice mailbox continues to be the most popular additional service. Use of WAP and MMS has increased significantly, due to the upgrading of GSM networks to GPRS, and sophisticated new camera mobile phones.

Mobile virtual network operator (MVNO)

        MVNO means that Tele2 functions as a total mobile operator with a limited infrastructure, leasing radio network capacity from a network owner. In countries where Tele2 does not have its own mobile license or mobile network, the MVNO model allows us to complement fixed telephony with mobile telephony, without having to make any appreciable investment in infrastructure.

Content services

        Tele2's content services include news, weather, market prices, ringtones, ring-up tones, images and games. We have placed the most popular services on a WAP portal. Tele2 works with content providers to offer attractive content services. This also means that Tele2 does not need to invest in development and operation.

3G

        UMTS technology increases mobile network capacity considerably compared with GSM. Increased data transmission speed allows customers simpler and faster use of advanced mobile services. 3G also enables video telephony, i.e. the ability to see the person to whom one is speaking. Surfing, WAP, mobile e-mail, video clips, games and other content services will be used increasingly as more of our customers gain access to 3G.

Internet services

        Tele2 sells Internet access in 20 countries. We have a wide range of different offerings to meet the different requirements of customers with regard to price, speed and security. We also offer different types of security solutions, such as antivirus software and firewalls.

Dial-up Internet

        Dial-up Internet is still the most common way of connecting to the Internet. Customers usually pay for the time they are online, which is often the cheapest option. In 2004, Tele2 launched Tele2 Safe Surf which protects against modem hijacking.

ADSL

        ADSL (Asymmetric Digital Subscriber Line) provides broadband via an ordinary telephone jack. This is the fastest-growing broadband technology, and the new standard, ADSL2+, means that customers can achieve download speeds of up to 26 Mbit/s. We believe there is major potential in offering packages with ADSL, VOIP, and Internet TV (IPTV). Tele2 offers ADSL in nine countries at present. Triple play is a telephony package bundled with broadband and TV. Tele2 offers TV, broadband and VOIP in one package, a solution which also features in our broadband and metropolitan area networks. We also expect to be able to offer triple play via ADSL2+ in the near future.

Wireless broadband

        Wireless broadband via local radio networks complements existing wireline broadband and offers exciting potential. Also, in areas where it is not possible to offer broadband services via xDSL technology or fiber, Tele2 can provide broadband via WLL.

MAN

        Tele2 offers broadband at speeds of up to 10 Mbit/s in a number of fixed metropolitan area networks. A metropolitan area network is a local network such as a housing complex, where a network owner has connected a number of households over fiber, for example. If this network is connected to an Internet operator's network, these households can be offered broadband Internet access.

Broadband via cable TV

        Tele2 was offering broadband as early as 1998 in Sweden, with cable TV as the carrier. Over the years, a large number of networks have been converted to allow broadband access, and we can now offer VOIP telephony to our cable TV customers.

Telephone booths, Internet terminals and WLAN hot spots

        Through 3C Communications, Tele2 provides credit card telephone booths and Internet terminals in hotels, restaurants and other high-traffic locations throughout Europe. This also paves the way for adding WLAN hot spots, which provide wireless connection of laptops to the Internet.

Cable TV

        Tele2 offers cable TV in Sweden and Lithuania.

Market and Customers

        Tele2 seeks to offer the same services and the same high quality as our competitors, but at a more affordable price. We are able to do this because we believe we have developed an efficient organization and are experts in keeping costs down. Our approach is first to build a large customer base in one service area, such as fixed telephony, and then to cross-sell other services to the same customers. In mature markets, where customers are experienced users and greater competition exists, Tele2 aims to cross-sell services and create long-term, stable relationships with our customers. This means that a customer who uses Tele2 for fixed telephony will receive an attractive offer for other services, such as ADSL. When Tele2 enters a new market where competition has just been introduced and consumers are unfamiliar with alternative telecom service providers, Tele2 concentrates on running large-scale advertising campaigns based on price comparisons with the existing monopoly. Our aim is to get the man in the street to associate the Tele2 brand with low prices and high quality.

Infrastructure

        In Sweden, Luxembourg, the Baltic states and Russia, we expect that expenditure on infrastructure over the next few years will principally be to accommodate growth in GSM mobile telephony as well as to roll out the next generation mobile network, UMTS. In the rest of Europe, we expect that expenditure on infrastructure will principally be on network improvements and modifications designed to accommodate growth in fixed-line telephony. We also plan to expand our ADSL infrastructure and to invest in Croatia to build on the GSM-mobile telephony network there.

Mobile Telephony

        The basic infrastructure of GSM and UMTS cellular networks consists of a mobile services switching center (or exchange), base station controllers, radio base stations, repeaters and transmission systems. The area serviced by a cellular telephone network is divided into a number of cells. A radio base station, containing a number of transmitters and receivers, is installed in each cell. Radio base stations are connected to base station controllers that, in turn, are connected to a mobile services switching center. Switches control the routing of calls and allow cellular phone users to move freely from cell to cell while continuing their calls. Mobile services switching centers are connected to other such centers in the same network and to other fixed or mobile telephone networks. Transmissions between base stations, base station controllers and switches occur through digital fiber optic cables or radio microwave links.

        The widespread adoption of the GSM and UMTS standards in Europe and elsewhere facilitates international roaming that enables a customer to use the same mobile telephone throughout the countries that use the GSM or UMTS standards.

        Improved capacity is achieved through decreasing cell size or by adding capacity enhancing equipment to existing base stations. We expect to focus additional capital expenditures on improving coverage in more densely populated regions. To optimize infrastructure investment, we seek to cooperate with other operators by co-locating base stations where possible.

        Cellular telephone systems are interconnected with fixed-line telephone networks, allowing customers to receive and originate local, long-distance and international calls from their cellular telephones. Cellular telephone system operators therefore require interconnection with local fixed-line telephone companies. We pay TeliaSonera, P&T Luxembourg and other operators directly for interconnection to their respective public telephone networks. Rates vary according to the distance traveled on the public telephone network. We attempt to use our own fixed-line network as much as possible to minimize interconnect costs.

Capacity Limitations

        One major constraint on the capacity of a mobile telecommunications system is the amount of frequency allocated to the system operator. Frequency is limited and is shared both by the different operators providing a particular type of service and, for frequency bands, by other systems. Currently, one of the economically practical ways to increase a cellular system's capacity (other than the procurement of additional frequency allocations) is through a process known as cell-splitting. Cell-splitting entails dividing a single cell into a number of smaller cells through relatively simple technological modifications. This allows for better use of the allocated frequency, thereby increasing the number of calls that can be handled in a given area. Another way to increase system capacity is to add base stations to existing cells. As cells become smaller, the investment per customer increases, since the infrastructure required to handle calls within smaller cells is more costly. The ability to increase capacity by splitting cells is limited below a minimum cell size because of cost and technological limitations, particularly in densely populated areas.

        We have applied these capacity enhancement techniques, and will continue to do so, in order to satisfy our capacity needs. However, based on the present allocation of frequency, existing technologies and the current pattern of GSM customer growth rates, we could reach capacity limitations in certain markets in future years. For the same reasons, other GSM operators may experience similar capacity limitations. We expect, however, that advances in capacity enhancement technologies and increased frequency allocation from our additional licenses should provide us with sufficient additional capacity during the intervening years.

Fixed-line Telephony and Internet

        We currently do not intend to build a pan-European network infrastructure with our own cable and microwave links. Instead, we lease existing lines under short-term leases from other operators of telecommunications networks, mainly from the incumbent operators in each country. We lease international lines that connect to national networks from other independent service providers.

        As our customer base grows, we expect to be able to use leased lines sourced from new alternative suppliers with increasingly higher bandwidths and on longer term, low cost contracts. The current terms of such contracts are one year, but as prices in the industry stabilize, the terms may be extended. We expect that this, together with technological enhancements, will decrease our network unit costs per customer over time.

International traffic

        We strive to carry our international traffic between our countries of operation on direct leased lines across borders. Traffic to other destinations outside our network is routed through external carriers. As the volume of traffic carried on our network grows, we will consider obtaining capacity on international links to the most frequent destinations, thus obviating the need to incur the additional cost of leasing lines from third parties, and offering the potential to generate additional revenues through the sale of termination within countries where we have our own operation.

        We offer our international telephone services through international sea cables in which we have purchased or leased capacity, through terrestrial cables and through radio links. We and Tele Danmark jointly own a sea cable and radio links between Sweden and Denmark. We are co-owners—together with Cable & Wireless, TeliaSonera and Lattelcom—of sea cables between Sweden and Latvia, and we are also co-owners—together with Cable & Wireless and TeliaSonera—of sea cables between Sweden and Finland. We are a part-owner of certain German-Swedish sea cables. We are also one of the investors, together with Mercury, TeliaSonera and Tele Danmark, in a second sea cable between Sweden and Denmark. We own capacity in a fiber optic sea cable between Europe and the United States, which is being used to meet growing demand for our Internet services. We believe we can maintain adequate capacity for the needs of our Internet customers.

        International traffic can also be carried via satellite. Most such satellites belong to international organizations such as Intelsat and Eutelsat.

        We believe that our capacity in sea cables, terrestrial cables and our radio links will enable us to satisfy projected customer demand for our services in the foreseeable future.

Suppliers

        Like most telecommunications operators, we obtain telecommunications network equipment from a small number of suppliers. These business relationships are stable and typically involve a high degree of cooperation with respect to a customer's particular infrastructure needs.

        Under the Council Directive 93/38/EEC (EC Competitive Procurement Directive) we are required to solicit bids in order to procure equipment for our networks in the European Union. We believe that we have complied to date with these tender requirements and intend to comply with such requirements in the future.

        Most of the network infrastructure for our fixed-line and Internet operations has been supplied by Nokia, which we believe is able to supply our future network equipment requirements. Nokia provides network switching elements and transmission equipment. Ericsson supplies the radio microwave links and some switching elements. We also purchase fixed-line telecommunications equipment from Cisco and Digital Switch Corporation.

        Siemens, Motorola and Ericsson supply most of the network infrastructure for our mobile telecommunications operations. We expect that these suppliers will continue to supply our future network equipment needs.

Seasonality

        Our results are not materially affected by seasonal variations. However, our revenues may be subject to quarterly fluctuations depending on purchasing patterns, customer usage and other factors that are subject to general economic conditions and are difficult to predict. Generally, the number of customer minutes used declines in July and August, but this is at least partially offset by an increase in international calls during those months, resulting in higher revenue per minute. Revenues that we receive in a particular quarter may not be indicative of future revenues to be received in any subsequent quarter.

Market Area Nordic

Sweden

Legal Framework

        In 1993, legislation was enacted to govern the telecommunications sector in Sweden. The regulatory framework was established principally by the Telecommunications Act and the Radio Communications Act. Regulation under both acts is implemented by the National Post and Telecom Agency ("NPTA"). The Telecommunications Act and the Radio Communications Act were succeeded by the Electronic Communications Act (the "Act") in 2003. The Act was introduced in response to the new European Union legal framework that all EU member states were required to implement into national legislation by July 25, 2003. See "—Group Perspective—Legal Framework—New EU Regulatory Framework."

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

        Under the Act, operators of certain electronic communications services in a public telecommunications network are required to notify the NPTA about their activities in that sector. In addition, a license is required to use radio transmitters and frequencies within a public communications network that provides mobile telecommunications services. A license under the Act may contain conditions that impose obligations on the operator to provide certain services and information.

        There is no limit under the Act on the number of licenses that may be granted for radio transmitters, although the number of licenses within a specific frequency range may be limited in order to secure efficient usage of frequencies due to the scarcity of frequency spectrum.

        The term of a license is of limited duration. Apart from the term of the license itself, its conditions may each have a separate and shorter duration and must then be renegotiated with the NPTA upon expiry. New conditions may be substantially different. Conditions may also be altered by the NPTA before they expire if the license so specifies.

        A license may be revoked in whole or in part if the operator violates the terms of the Act or any conditions of the license. However, the operator must be notified and given an opportunity to cure the violation before any of the above measures are taken. The NPTA also may impose fines on licensees for failure to fulfil the conditions set forth in the license.

        Tele2 Sweden has licenses under the Act for its transmitters of radio signals in the GSM system and for its transmitters in its radio link network. The licenses terminate at regular intervals and are renewed through notice by Tele2 Sweden to the NPTA.

        According to the regulations on the transition from the Telecommunication Act and Radio Communications Act to the Electronic Communications Act (the "Transition Regulation") the old obligations of operators were to remain in force until new decisions were issued or until July 25, 2004, whichever came first. The NPTA issued its new decisions in July 2004. The NPTA's process of market analysis, designation of operators with significant market power and determination of remedies for such operators is at various stages of completion in each of the new relevant markets.

Licenses

Mobile Telecommunications Licenses

  1. GSM 900/1800 Licenses

        Under the previous regulatory structure, providers of mobile telecommunications services had to be licensed under the Radio Communications Act and had also to be licensed under the Telecommunications Act. Under the new Act only one license is required. Tele2 Sweden and Tele2 AB received licenses under the Act, which succeeded the old licenses on March 31, 2004. License obligations apply to the license holder. The conditions of the GSM 900 license were amended on July 25, 2003. The principal conditions, which will remain in force until December 31, 2010, are as follows:

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

        The license is valid through 2010, and the conditions may, upon expiration, be reconsidered by the NPTA. Tele2 Sweden must pay a yearly fee to the NPTA of 0.148% of Tele2 Sweden's annual turnover for the business subject to the license. In addition, an operator that has filed notice or been granted a license must pay a yearly fee of 0.197% of the annual turnover for the business concerned to support Sweden's defence.

        Tele2 Sweden also provides mobile telephony services under a GSM 1800 license. The GSM 1800 license is valid through 2010 and contains conditions similar to those described above with respect to Tele2 Sweden's GSM 900 license, including those with respect to payment of fees. These conditions also expire on December 31, 2010.

  2. UMTS Licenses

        In December 2000, we received one of four third-generation cellular standard UMTS mobile network licenses offered in Sweden. On March 15, 2001, we entered into a joint venture with TeliaSonera AB, which was not awarded a Swedish UMTS license, to exploit our UMTS license. We believe the joint venture, Svenska UMTS-nät AB, is the most effective way to limit our costs in building the necessary infrastructure and to generate a more rapid return on our invested capital. Both we and TeliaSonera can use our existing GSM networks as a base upon which to build the new network, reducing both the need for new transmitting masts and the environmental impact of the build out. During February 2005 an agreement was made with a banking consortium to reduce the total loan facility for Svenska UMTS-nät AB from SEK 7 billion to SEK 5.3 billion. The reduction was made possible by cost-cutting measures in infrastructure through the use of new technological solutions. The loan, following the reduction, will cover the expansion of the jointly owned UMTS network. We and

Telia Sonera each guarantee this loan facility up to the extent of our 50% interest in Svenska UMTS-nät AB, or SEK 2,650 million. As of December 31, 2004, the amount outstanding under that guarantee was SEK 1,007 million.

        Tele2 assigned 50% of its UMTS license to TeliaSonera. A jointly owned company, Svenska UMTS-license AB, now holds the license. The principal conditions, which unless otherwise noted are valid until March 31, 2006, are as follows:

  •
  Svenska UMTS-nät AB was required to cover at least a population of 8,860,000 inhabitants in Sweden by the end of 2003. This condition has not been fulfilled. Pursuant to procedures under the Act, the NPTA requested that Svenska UMTS-nät AB fulfil this condition by December 1, 2004. Should the coverage obligation not be fulfilled at that date, the NPTA may issue an order, which may be connected with a fine. We expect such order to be issued during the summer of 2005. It is likely that the order will include a potential fine if we do not meet a new roll-out time schedule set by the NPTA based on their estimate on our remaining roll-out time schedule to meet the license condition.

  •
  At least 30% of the population coverage should be based on radio infrastructure owned by the licensee. This means that the licensee can only build a joint network with another license holder covering 70%, and the remaining network must be owned by the license holder.

  •
  The license is valid through December 16, 2016, although the license conditions are valid for periods expiring before that date. Both the license and the conditions may, upon expiration, be considered for revision by the NPTA. Svenska UMTS-nät AB must pay a yearly fee to the NPTA of 0.148% of Svenska UMTS-nät AB's annual turnover for the business subject to the license. In addition, an operator that has filed notice or been granted a license must pay a yearly fee of 0.197% of the annual turnover for the business concerned in support of Sweden's defence.

Fixed Telephony & Leased Lines

        Under the Act no license is required for providing fixed-telephony services, or to provide leased lines. All relevant information on obligations for a service provider is now stated directly in the Act. Tele2 Sweden has been designated as a SMP operator and has been assigned certain obligations, which in all relevant aspects are the same as were imposed by the previous legislation, e.g.:

  •
  Tele2 Sweden must prepare its accounts in such a way that costs and revenues for the licensed services are separated from costs and revenues for other services. Accounts must be provided to the NPTA upon request. The NPTA has the right to audit Tele2 Sweden's accounts and to review the method used in preparing such accounts; and

  •
  Tele2 Sweden must pay, for each of its telephony and leased line operations, a yearly fee to the NPTA of 0.148% of Tele2 Sweden's annual turnover for the respective businesses subject to the licenses. In addition, an operator that has filed notice or been granted a license must pay a yearly fee of 0.197% of the annual turnover for the business concerned in support of Sweden's defence.

Interconnection

        The most critical issue with interconnect agreements is the interconnect rate that entitles a network operator to compensation for: (i) terminating a call in its network that has originated in another network; (ii) providing its customers with access to those services of another network that are invoiced by the other network; and (iii) shifting traffic between two networks.

        The interconnect rates for TeliaSonera fixed and mobile networks, Vodafone and Tele2 mobile networks must be cost based. Operators of other telephony services are required to interconnect with other operators on fair and reasonable terms and conditions.

        The fixed-line interconnect rates that TeliaSonera charges Tele2 Sweden were revised as of July 14, 2000, effective as of March 1, 2001, and are based on whether Tele2 Sweden's interconnection is for a local segment, single segment or a double segment, and on the time of day (peak or off-peak) at which the call is made. We have established interconnect points in each transit exchange area to ensure that double segment fees are avoided. Local interconnection points are established to ensure that the vast majority of calls are rated at local interconnection rates. TeliaSonera is obligated to provide interconnect services to operators even where there is no interconnect agreement signed between the parties.

Mobile Telephony Interconnect Agreements

        On January 21, 2000, Tele2 Sweden asked the NPTA to decide what tariffs TeliaSonera should pay Tele2 Sweden for internationally originated calls, and calls transmitted via TeliaSonera's network to Tele2 Sweden's mobile network. On August 31, 2000, the NPTA ruled that Tele2 Sweden should be entitled to the same remuneration regardless of where the calls originated and, unless another agreement existed, payment should be made by the operator transmitting the calls. The Administrative Court of Appeal made a final ruling in favour of Tele2 on June 26, 2003.

        Tele2 Sweden has been designated an SMP-operator in the mobile termination market and as a consequence must now apply cost-based prices. We have appealed this decision. Tele2 Sweden entered into similar interconnect agreements with Vodafone, Colt Telecom AB, Banverket, Worldcom AB, Hi3G Access AB, Telenor Business Solution AB, IP-Only Telecommunications AB, Direct2Internet AB, Ventelo Sverige AB, Song Networks AB and CallMedia Telecom CMT AB.

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

        For its fixed network, Tele2 Sweden has interconnect agreements with, among others, Telia Mobile, Telenor Business Solutions AB, Colt Telecom AB and TDCSong AB.

Equal Access

        A key feature of a competitive public telecommunications environment is equal access for customers to the services of all telecommunications operators. To comply with European Union legislation, Sweden introduced "00" as the international prefix to replace the previous "007" and "009" on September 11, 1999.

        Also, on September 11, 1999, Sweden introduced carrier preselection rules to allow consumers a choice in determining their default provider for domestic long-distance calls. A customer registered with Tele2 Sweden can make domestic long-distance calls through Tele2 Sweden using the same procedure for making a call through TeliaSonera. As of February 2002, the same rule applies for local calls.

Number Portability

        On September 1, 2001, number portability between mobile networks was implemented in Sweden.

Products and Services

Mobile Telephony

        Tele2 Sweden remains the principal market for our services despite our recent expansion in other market areas. Our total number of mobile telephony customers in Sweden grew to over 3.4 million as of December 31, 2004, a 3% increase over our total number of telephony customers as of December 31, 2003. Of this total, 75% were prepaid customers. Sweden is also a key test market for the development of new products and services, which we then, on a case-by-case basis, implement in other countries in which we operate.

Fixed-line Telephony and Internet

        In fixed telephony, the Tele2 market share was stable among private and corporate customers in 2004. Sales of the fixed-telephony subscription fee that Tele2 started marketing at the end of 2004 took off in December, and some 300,000 of Tele2's fixed-line customers had already signed up for this service by March 31, 2005. Dial-up Internet experienced stable development during the year. In ADSL, the incumbent operator has maintained what we regard as unrealistic pricing. Consequently, in order to lower ADSL prices for our customers, we have introduced an alternative ADSL supplier.

        Optimal Telecom is a service provider that offers a lowest-price guarantee for fixed telephony, dial-up Internet and prepaid calling cards to Swedish households. By offering customers pre-selection for fixed telephony via telemarketing campaigns and effective cross-selling, the company increased its customer intake.

Cable Television

        Under the Kabelvision brand, we offer a basic package ("Pluspaketet") in Sweden that includes access to 15 popular TV channels such as MTV, Viasat Sport, Discovery and Eurosport. In addition, Kabelvision offers two expanded packages, "Silver" and "Gold", as well as premium channels such as Canal+ and TV1000. Kabelvision is available throughout Sweden to 280,000 households, making it one of the country's largest cable-TV operators.

        Taking advantage of our cable-TV lines, we started offering broadband to consumers in 1998. Our continued efforts have resulted in the conversion of a significant percentage of our network to handle broadband. Since 1999, we also have offered broadband over local area networks (LANs). We use wireless local loop (WLL) technology as well. In addition, we have access to a highly developed backbone network in Swipnet.

Sales and Marketing

        We market our mobile services in Sweden under the Tele2Comviq brand. Tele2Comviq targets the consumer and business market, where its focus is to make services available to as many people and companies as possible at the lowest possible rates. We strive to position the Tele2Comviq brand as the price leader in the market.

Competition

        The Swedish government follows a policy of unlimited competition in the telecommunications sector in Sweden. Entry into the telecommunications sector was never formally restricted in Sweden. Since, however, TeliaSonera was the only operator and there was no independent regulator, TeliaSonera had a de facto monopoly over the telecommunications market. The Swedish government decided to encourage competition through the introduction of a new competition law, new telecommunications legislation and an independent telecommunications agency, the NPTA.

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

        Tele2 Sweden has filed complaints with the Competition Authority relating to what it believes to be anti-competitive practices by TeliaSonera, including an abuse of dominance relating to pricing policy in respect of ADSL services.

        There are few providers of mobile telephony services in Sweden, with our principal competitors being Telia Mobile, Vodafone and Hi3G Access AB.

        According to telecommunications market publications, Sweden has one of the highest penetrations of mobile telephone services in the world. We believe, based in part on industry estimates, the rapid growth of our mobile telephony services to date and the global trend of growth in the GSM market, that there is still potential for customer growth in Sweden. We anticipate, however, that the future growth rate will be slower than the rapid growth we have experienced in the past.

        The Swedish fixed-line telephony market is highly developed. Fixed-line telephony revenues represent about half of the revenues from telephony services in Sweden, while broadband and other data communications services, mobile telephony, leased lines, cable television and other types of communications services comprise the remaining sources of revenue, as reported by the Swedish government. Sweden also has a growing Internet market. We are one of the leading Internet access service providers via dial-up access. ADSL and other types of high-speed Internet access are growing rapidly, and we also face competition in this area from companies such as Bredbandsbolaget.

        The cable industry in Sweden is generally deregulated, and there can be multiple competitors in any geographical area. A license is not required to provide cable television programming in Sweden. We face fierce competition in most areas throughout Sweden, especially from ComHem, the market leader, previously owned by TeliaSonera. Other competitors include Canal Digital and UPC.

Infrastructure

        Our right to use capacity on the trunk network of Banverket in Sweden, based on an agreement between Kinnevik (transferred to us as of December 2001) and Banverket, is critical to our fixed-line telecommunications infrastructure, particularly in areas not served by the network of Svenska Kraftnät. See Item 10: "Additional Information—Material Contracts." We have the exclusive right to install fiber optic cables through 2017 on the electricity transmission network of Svenska Kraftnät. This capacity is supplemented in Stockholm by our own local trunk network. These local cable networks permit us to expand our base of direct access fixed-line telephony services customers and to reduce payments to TeliaSonera for customer access. The fiber optic cable loop formation also protects against service interruptions since calls are merely routed in the opposite direction in the event of a fault somewhere in the loop. We plan to add additional fiber optic cable loops in other towns and cities consistent with customer demand.

Norway

Legal Framework

        Norway, although not a Member State of the European Union, is a member of the European Free Trade Agreement and the European Economic Area Agreement, and thus its regulatory framework must conform to the European Union model. Deregulation of the Norwegian telecommunications market has, to a large extent, proceeded in parallel to deregulation in the European Union, and

European Union directives and implementing legislation in various European Union countries have served as points of reference for the development of the Norwegian regulatory regime.

        The telecommunications market in Norway was opened to free competition on January 1, 1998 under the Telecommunications Act of June 23, 1995, as revised April 30, 1999 (the "Act"), and the Regulations on Public Telecommunications Networks and Public Telecommunications Services of December 5, 1997. The Electronic Communications Act (Ekomloven) of June 25, 2003 and the Electronic Communications Regulation of February 16, 2004 (Ekomforskriften) have replaced the old regulatory legal acts.

        The object of Ekomloven and Ekomforskriften is to implement the new regulatory framework of the European Union with the aim of enabling free and fair competition in the telecommunications sector. The laws define concepts in conformity with the respective European Union directives and provide a framework for the subjects to be covered by governmental regulations. They may grant administrative remedies against monopolistic measures taken by a dominant network operator such as, for example, charging unreasonable fees or setting unreasonable technical conditions for access.

        The Norwegian Post and Telecommunications Authority's ("PT") main responsibility is to ensure that the interconnect rates from Telenor are cost based. The method used to set cost-based prices is presently, in the fixed network, to implement fully distributed costs (FDC) based on historic costs. There were no significant changes in interconnect rates for the fixed network between August 2000 and their adjustment in 2004.

        All ex ante regulations imposed under the Act since 1995 will remain in force until the PT has analysed the markets defined by the European Commission and decided on remedies to be imposed on the SMP firms in each of these markets. The first draft decision on remedies under the Ekomloven/Ekomforskriften was issued in early 2005.

Licenses

        Only telecommunications operators who have significant market power are required to apply for a license in Norway. Those operators not having significant market power but providing public telecommunications networks or services are required to register with the PT.

Interconnection and Infrastructure

Mobile Telephony

        The MVNO agreement with Telenor Mobil gives us the opportunity to deliver GSM and UMTS services. All mobile services are provided on our own network either in Norway or Sweden.

Fixed-Line telephony

        We have interconnection with Telenor in all 12 interconnection areas in Norway. We also have interconnection with Telenor Mobil and Netcom GSM in Oslo. All international traffic is routed via Tele2 in Sweden.

ADSL

        Tele2 has a wholesale agreement with Telenor on ADSL. This agreement gives us the opportunity to deliver ADSL to approximately 80% of all the households in Norway. Tele2 has connections with Telenor in Oslo, Trondheim and Bergen, where all our customers' traffic is transferred to Tele2. All services, including mail accounts, homepages and Spam filters, that are offered to our customers are provided through our own network in either Norway or Sweden. All international data traffic is directed to Tele2 Sweden; for national traffic we are connected to two NIX points where we meet other ISPs.

Products and Services

        We provide fixed-line telephony, mobile telephony, Internet access and data communications services to consumer and business markets.

Mobile Telephony

        We have offered mobile telephony services in Norway since 2000. Customers using Tele2's fixed-line services, mobile telephony services and ADSL receive all Tele2 charges on a single bill.

        Tele2 increased its mobile revenue by approximately 91% in 2004 compared to 2003. The MVNO agreement with Telenor will permit us to develop new services for our customers in Norway, utilizing GSM technology as well as UMTS technology. The migration of customers from the previous Service Provider agreement to the new MVNO agreement was completed in June 2004.

Fixed-line Telephony and Internet

        Tele2 was able to maintain its market share during 2004 despite aggressive marketing from existing competitors. A variety of marketing programs have been implemented in Norway to slow down the overall decrease of fixed revenues, including free domestic calling and "free weekends", i.e. national fixed-to-fixed calls free of charge other than the opening fee. In December 2003, we started selling fixed-line subscriptions, which was previously the monopoly of the state-owned incumbent service provider.

        Although the market for our dial-up Internet product continued to weaken in Norway in 2004, Tele2 managed to uphold its market share. Marketing campaigns for ADSL and cross-selling in 2004 were successful in recruiting a substantial number of new customers, in addition to offering ADSL to customers churning on dial-up.

Sales and Marketing

        During 2004 we reduced our prices several times, especially on mobile and ADSL products. New sales channels that have increased rapidly are web and field sales. Web has primarily been driven by intensive marketing of mobile subscription and also to a certain extent marketing of ADSL. Due to the high percentage of telemarketing reservations, field sales have become an important new sales channel both for mobile and fixed telephony. Retail distribution has also become a significant sales channel for mobile with the bundling of subscription with terminals.

Competition

        Norway has a competitive fixed-line telephony market. Tele2 faces significant competition from the largest fixed-line provider in Norway, Telenor, the majority state-owned provider. Tele2 provides Internet access service in Norway in competition primarily with Telenor, Nextgentel, Song/TDC, Bluecom and Tiscali. Mobile Telephony is a very competitive market, with three operators with their own network, Telenor, Netcom and Teletopia, along with several Service Providers. Tele2 is the only mobile operator in Norway that is a MVNO.

Denmark

Legal Framework

        In Denmark, the Telecommunications Act of June 1997 provided the basis for the liberalization of the telecommunication market. However, in the access network market, Tele Danmark ("TDC"), the incumbent and the former public telecommunications operator, still retains a dominant position.

        In 1998, the Danish Telecommunications Act amended the previous law, extending obligations to all telecommunications operators. The new operators were granted new rights, including carrier pre-selection and number portability from fixed to fixed in 1999, which, together with the unbundling of the local loop and service provisions in 1998, helped liberalize the telecommunications market in Denmark. On July 1, 2001, number portability from mobile to mobile was introduced. Number portability between fixed and mobile was postponed to the end of 2005 due to technical and billing issues and a lack of international standards.

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

        The new EU regulatory package was implemented in Denmark on July 25, 2003. Analysis concerning the markets is ongoing and will result in two hearing processes before the NRA makes decisions on each relevant market. The decisions were at first expected to be made by October 2004, but the process is now expected to be completed by the end of 2005.

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

Licenses

        Under Danish law, only mobile telecommunications operators need a license for radio frequencies. Licenses are not required for mobile virtual network operators ("MVNOs"), or operators on the fixed network, such as Internet or telephony service providers. Tele2 currently provides mobile telephony as an MVNO, fixed telephony, ADSL and Internet services, and, accordingly, does not require or possess a license.

Interconnection

        Tele2 primarily operates on infrastructure owned by third parties, and provides end-user access to this infrastructure under agreements with the network owners.

Products and Services

Mobile Telephony

        In October 2000, Tele2 launched the first MVNO in Denmark through an agreement with Sonofon A/S. The agreement allows us to offer mobile telephony services to customers in Denmark.

        In 2004, Tele2 kept its focus on mobile telephony. The market for prepaid products has been decreasing, as these products are displaced by postpaid and online products. Tele2 has launched a number of new services, including the WAP-menu Go Live!, GPRS, MMS and prepaid international roaming. The mobile market has been driven by terminal subsidies, and Tele2 has launched a new web site, Tele2shoppen, where customers can buy handsets at attractive prices and extend payment over six months.

Fixed-line Telephony and Internet

        Tele2 is maintaining its revenues in a declining market. The existing product offerings have been expanded with a number of new products, including Talk2Net, which is a VOIP product.

        The strong growth of the ADSL market continued in 2004. A growing number of customers are migrating from dial-up to ADSL. We also see a trend towards higher bandwidth. The Tele2 dial-up product, Get2net, experienced a declining customer base and revenue in 2004. In 2005, the company will continue its focus on the Internet, especially the ADSL market.

Sales and Marketing

        Tele2 is one of the few companies in the Danish market offering a complete range of telephony services. The company uses a variety of different sales and marketing efforts, including direct sales (sales personnel in shopping malls, train stations and retail environments), online sales, TV campaigns, direct mail, and to a smaller extent a professional sales force focusing on larger business customers.

Competition

        Denmark has a competitive and open telecommunications market. We compete with, among others, TDC and TeliaSonera in the fixed-line telephony market. TDC, the largest fixed-line telephony service provider, also has the largest share of the market in mobile telecommunications, data communications and cable television and broadband services.

        In 2004, Tele2 competed with Internet access providers in Denmark such as TDC, Cybercity, Tiscali and a number of smaller companies.

Infrastructure

        Tele2 acquired all the shares in Tiscali's Danish operations on February 1, 2005. Tiscali has made significant infrastructure investments in the Danish ADSL market. These investments have been on co-locations with TDC, thereby providing the Company with a competitive advantage and better options for supplying customers with new and innovative internet products.

Finland

Legal Framework

        Finland has always had a multi-operator telecommunications market. Until 1994, Finland had regional fixed local monopolies, each of which had an exclusive licence for its own particular area. In 1994 national and international telephony was liberalized. The Telecommunications Market Act of 1997 took further the liberalization of the telecommunications market in Finland. The Act of 1997 was replaced with the new Communications Market Act (the "Act"), which came into force in two phases. The Act contains general framework provisions, while more detailed Decrees and Regulations are given under the Act by the Ministry of Transport and Telecommunications and the Finnish Communications Regulatory Authority (FICORA).

        The first phase of the Act came into force in June 2002. It contained essential elements of convergence, including the policy of technology neutrality. The second phase came into force in July 2003. It implemented the European Community Directives on electronic communications. Most obligations are applicable only to telecommunication operators having significant market power (SMP). The Act introduced number portability from mobile to mobile. FICORA recently issued a Regulation on telephone number portability that will remain in force until March 2009. The main changes include mandatory portability of nationwide corporate and service numbers, portability of reach ability numbers (i.e. special subscriber numbers with non-geographical area codes), universal access and special service numbers by March 31, 2005 and mandatory establishment of direct routing of calls by March 31, 2006. Mandatory portability for other numbers will be introduced in two additional steps by March 31, 2006.

        Pursuant to the new Act, a network operator with significant market power and with a licence for a GSM mobile network has an obligation to negotiate on roaming with network operators that have a licence for a third-generation mobile network. If the operators fail to agree on the conditions for supplying roaming services, FICORA can decide them itself. In April 2004 the Government amended the conditions of UMTS licences and allowed the licensees to construct part of their networks together. Each licensee's own network must provide 35% of the population coverage. Further proposals on commercial opening of networks and coverage requirement are expected during 2005.

        As a part of its broadband strategy, in April 2004 the Government submitted to the Parliament a proposal to amend the Act. The aim was to reduce the prices of broadband connections by allowing FICORA to set the maximum prices for subscriber access and to lower the prices of calls from fixed lines to mobile phones. In the first half of 2005 price setting for fixed-to-mobile calls was extended to fixed operators. Previously price setting was applied only to mobile operators. A new Act on Privacy in Electronic Communications is also currently being discussed in the Parliament. It will implement the corresponding EU Directive and deal with the rights and obligations of telecommunication operators relating to, for instance, identification data, location data and unsolicited e-mail advertising.

        The Finnish Competition Authority has general authority over competition issues, including in the telecommunications sector. According to the Act, FICORA is the general administrative and supervisory authority in the electronic communication sector, excluding licensing, which is handled by the Ministry of Transport and Communications.

Licences

        Under Finnish legislation a licence is required only if an operator provides mobile telecommunications services or services in a digital terrestrial mass communications network using radio frequencies. Tele2 has a UMTS licence and 3.5 GHz licence for WLA in 22 cities in Finland.

Interconnection

        Currently, for our mobile operations, we purchase interconnections as a minute-based service from the network operator (MVNO host). As traffic increases we will set up our own direct interconnection.

Products and services

        In addition to Internet, long-distance and international telecommunications services in fixed networks, Tele2 currently provides mobile telecommunications services in Finland as a Mobile Virtual Network Operator using the network of Elisa.

Mobile Telephony

        We started offering services based on an MVNO agreement in February 2004. In May 2003, we acquired the remaining shares in the Finnish company Suomen 3G Oy.

Fixed-line Telephony and Internet

        Tele2 Finland mainly sells international calls through fixed telephony. Deregulation in the Finnish market is incomplete, and we have found it difficult to compete on price for local calls. We nonetheless managed to increase our revenues by 29% in 2004. We also offer Internet access in Finland.

Sales and Marketing

        Sales and marketing activities are mostly handled through media and telesales campaigns. Even though media pressure from our competition is huge we have been able to achieve increasing customer awareness and customer numbers in Finland, with a relatively low advertising budget. For fixed telephony we are using a combination of mainstream media and telesales. Prepaid mobile (the only Tele2 mobile product in Finland) is sold only on-line, so the main sales campaigns are on the Internet. We do not have any separate sales organization in Finland.

Competition

        During 2004 the competition increased in the Finnish mobile markets. Total advertising investments in the category rose by approximately 45% (to €61 million). At the same time, price erosion was over 65% (from 16 cents/minute to 6.9 cents/minute). There are some 20 operators in the mobile markets of which 8 are substantial ones. The mobile penetration is over 95%.

        In fixed telephony the competition is not as tough, but the migration from fixed to mobile is accelerating fast. ADSL is one focus of the authorities and their goal is to have a nationwide ADSL network up and running. Penetration is increasing rapidly and all the operators are shifting their attention towards ADSL revenues and profits.

Infrastructure

        Tele2 does not own infrastructure in Finland, apart from our mobile and fixed switches.

Datametrix

        Datametrix has a strong position as a system integrator in the Nordic market. The market for integration of telephony services is driven by IP telephony, increasing demand for integrated mobile solutions and call center integration. Datametrix has a good position and well-developed expertise in all of these areas. Like Tele2, Datametrix is a total solution provider with a strong product and service profile, offering solutions for IP telephony, LAN/WAN and VPN solutions, MPLS networks, wireless solutions, security, advanced call center services and voice recording.

Market Area Baltic & Russia

Estonia

Legal Framework

        The electronic communications sector in Estonia is regulated by the Electronic Communications Act (the "Act"), which was passed on December 8, 2004 by the Parliament of Estonia and entered into force on January 1, 2005. The purpose of the Act is to create the necessary conditions to promote the development of electronic communications networks and communications services in Estonia and to ensure the protection of the interests of users of electronic communications services by promoting free competition. The Act is based on EU directives concerning electronic communication.

        In the electronic communications sector the regulatory agency is the Estonian National Communications Board ("NRA"), which acts under the Authority of the Estonian Ministry of Economic Affairs and Communications.

Licenses

        Under the Act anyone has the right to commence provision of communications services. Before the commencement of activities, anyone intending to provide communications services must submit written notice to the NRA. Therefore under the Act no license is required unless a communications provider applies for the right to use radio frequency bands from the national radio frequency allocation plan, or the right to use number ranges from the national numbering plan for the provision of services. Both frequency authorizations and numbering authorizations are issued for a term of one year.

        On August 5, 2003 Tele2 was granted a UMTS license for a period of 10 years with the following obligations: Tele2 must start operating a 3G mobile network covering at least 30% of the population of Estonia by the seventh year after issuance of the license at the latest and it must guarantee a data transmission speed of at least 144 kbit/second in urban areas and 64 kbit/second in rural areas.

Interconnection

        In 2004 the interconnect termination prices ("IC prices") of Tele2's mobile operations were reviewed by the NRA. As a result of this, the NRA made a determination that our mobile network call termination fee was to be calculated proportionally from a reasonable profit, thus forcing Tele2 to lower its IC prices starting from October 1, 2004. Tele2 interpreted the determination of the NRA to mean that the new prices should be agreed with other communication operators as of October 1, 2005 and would be applicable in new IC agreements signed after that date. The NRA has accepted this interpretation. At the same time, Tele2 has contested the determination of the NRA, since Tele2 is not an SMP and our prices should therefore not be subject to regulation by the NRA. This court case with the NRA is still pending.

        The incumbent fixed-telephony operator, Elion, was forced by the NRA to lower their IC prices from October 1, 2004. The decrease was around 15% on average. At the moment Tele2 Estonia has submitted a draft of a resolution to the NRA which would allow the incumbent fixed-telephony operator to raise their IC prices by 2-3%. A more significant rise may occur in call set-up fees.

Products and services

        Tele2 offers a broad range of telecom services: mobile telephony, fixed telephony, Internet and content services. Tele2 also develops software for Internet applications. In May 2004, Tele2 sold its cable-TV operations in Estonia, thus allowing increased focus on its core businesses.

        We target our mobile telephony services at residential customers and focus on sales growth in prepaid services in Estonia.

        In 2004 Tele2 Estonia supplemented its service profile with new goods and services. Among others, a unique Internet environment 'Go Live' was launched for post-paid mobile customers, in which everything related to the mobile-internet is centralized, from the settings of mobile phones to entertainment. In 2004, Tele2 upgraded its voicemail platform and extended the coverage of its mobile parking service. Tele2's prepaid card remained a bestseller in the Estonian prepaid segment in 2004 due to its flexible pricing policy and attractive marketing campaigns. In cooperation with certain banks, Tele2 launched a reload option via ATM for prepaid mobile customers.

        During 2004 a new service package, Seenior, was launched for older people. In addition,Tele2 Estonia introduced two new business packages to target business customers.

Sales and marketing

        We are using various media and direct marketing, including our unique web-based self-service, to inform new and existing customers about the Company's prices and products. Our distribution network consists of dealers as well as our own shops.

Competition

        Competition increased in Estonia at the end of 2004 with a number of new Service Providers entering the market before the launch of Mobile Number Portability (MNP) that was implemented in Estonia starting from January 1, 2005.

Infrastructure

        Tele2 Estonia owns its own mobile network, which consists of a radio network and related equipment.

Latvia

Legal framework

        The main legislation governing the telecommunications sector in Latvia is the Electronic Communications law. The object of the law is to implement the new EU regulatory framework in Latvia. This law has been adopted by the Government and approved by the Parliament.

        In 2001, the Law on Telecommunications amended the previous law and changed the regulatory environment. Since 2002 the regulatory authority in Latvia has been the Public Utilities Commission. The Ministry of Transport has authority to promulgate Regulations of the Cabinet of Ministers concerning telecommunications matters. In addition, the Council of Competition has jurisdiction over general matters of unfair competition and abuse of a dominant position in the market. The Public Utilities Commission administers the law by granting general authorizations and overseeing compliance with regulations. The Public Utilities Commission reviews the quality of services and monitors interconnection agreements in order to provide fair, transparent and non-discriminatory rules.

        The Public Utilities Commission has required the incumbent fixed-line operator to provide carrier selection and carrier preselection services. Due to a transition period included in the incumbent's license, this change will not be fully implemented before the end of 2005. Under a decision of the Public Utilities Commission number portability must be implemented by December 1, 2005.

Licenses

        Under the Law on Telecommunications, licenses are required for the use of limited national resources, i.e. radio frequencies and numbering. Only general authorization is required for telecommunication providers if they do not use limited national resources. Tele2's current mobile telephony (GSM 900/1800 standard) license was granted in October 2000 for a five-year period. The license will be extended for another five years when it expires in 2005.

        In October 2002 Tele2 was granted a UMTS license for a 15-year period. In order to meet the UMTS license requirements, a small-scale commercial launch was made in December 2004. The license requires coverage of 30% and 45% of the country's population by the end of 2005 and 2006, respectively.

        Tele2 was granted a fixed telephony license in March 2003 for a five-year period. We also hold a license for broadband Internet connection via radio networks.

Interconnection

        The Public Utilities Commission has stated that a telecommunications service provider having a dominant position in a particular market must provide interconnection to other telecommunications service providers on a non-discriminatory basis and in accordance with a transparent and cost-based pricing policy. The regulator has recognized both mobile operators and the fixed incumbent operator as having SMP in the interconnection market. Only the fixed incumbent operator has been recognized as having SMP in the retail market.

        The market analysis stipulated by the new Electronic Communications law is to be launched during 2005, but there is no indication as to when it will be completed.

        The Public Utilities Commission has approved an interconnection cost calculation model. If the parties involved cannot agree on terms for the provision of interconnection, the Public Utilities Commission may intervene and make a decision, which may be appealed in court.

Products and Services

        Tele2 provides both prepaid calling cards, with its Zelta Zivtina or "Gold Fish" card, and subscription mobile telephony services. We also introduced a service in 2002 whereby both subscribers and prepaid customers can call from anywhere in the Baltic States at the same rates as if they were in Latvia, as well as an initiative offering prepaid customers a bonus credited to their account. Customers in Latvia can also refill their prepaid calling cards directly from their bank accounts, saving costs for Tele2.

        During 2004, Tele2 further developed its mobile offer by introducing GPRS services for both postpaid and prepaid customers and it is preparing to introduce UMTS during the coming years.

        We launched fixed-telephony services in Latvia in the second quarter of 2004. Due to the regulatory situation, Tele2 is so far only offering fixed telephony to international destinations. As the commercial conditions for fixed-line challengers improves in Latvia we intend to expand our product line to embrace local/national and fixed-to-mobile services.

Sales and Marketing

        Low prices combined with handset subsidies are our main tools for attracting and retaining customers. Tele2 is using various media and direct marketing to inform new and existing customers about the Company's prices and products. Tele2 has strong brand recognition among the general public: nine out of ten recognize the Tele2 brand, according to Annual Reward Baltic Brand, 2005.

        The main sales channels used in Latvia are the Tele2 shops, which are located in the country's main cities and are owned and operated by Tele2. Furthermore, in areas not served by the Tele2 shops, an extensive network of dealers covering the whole country offers the Company's services.

Competition

        Tele2 is one of two operators in Latvia that own mobile networks. The other one is the partly state-owned operator Latvijas Mobilais Telefons (LMT). In addition, there is one service provider, Zetcom, which is marketing their prepaid cards under the brand name "Amigo". In March 2005, a third GSM/UMTS license was awarded to Danish operator TDC via its Lithuanian subsidiary Bite. Bite has announced that they will launch services in Latvia during the third quarter of 2005. A total of three GSM licenses and three UMTS licenses have been awarded in Latvia, and Tele2, LMT and Bite hold one of each type of license. Furthermore, during 2004 a 450 MHz license was awarded to a local company, TriaTel. TriaTel has started offering mobile services based on CDMA technology.

        In the fixed-line market, state-owned Lattelekom is the dominant player with close to 100% market share.

Infrastructure

        Tele2 Latvia owns its own mobile network, which consists of a radio network, related equipment and a core network. In addition, there is surrounding equipment like SMSC, IN-node and voicemail equipment. Tele2 Latvia also owns a small optical network in Riga.

        The fixed-line infrastructure mainly consists of a Nokia switch.

Lithuania

Legal Framework

        The principal institutions involved in telecommunications policy and regulation are the Ministry of Transport and Communications (MTC) and the Communications Regulatory Authority (CRA). While all drafts of legal acts to be adopted by the government, including the regulation of the CRA, are required to be submitted to the MTC for comment and approval, the court can only change regulatory decisions of the CRA. In line with the 2002 EU regulatory framework on electronic communications, discretionary power was granted to the CRA under the 2004 Law on Electronic Communications (the "LEC") which entered into force on May 1, 2004, particularly in determining which entities have SMP, and it was also given full authority over licensing. At present, only the incumbent operator is designated as having SMP and as a result has been charged with the following obligations: transparency, non-discrimination, cost accounting and separation and the obligation to provide access and network interconnection at cost-based prices. Currently the CRA is preparing to conduct new market analysis based on the approach introduced under the 2004 LEC. SMP obligations could be critical to future Company activities. Currently, number portability based on onward routing, in which a call is sent forward to other operators, is fully implemented. Under secondary legislation adopted by the CRA, number portability with central databases must be implemented by July 1, 2005.

Licenses

        Tele2 holds a Lithuanian GSM 1800 license and a GSM 900 license. Since the acquisition of its GSM 900 license in December 2000, Tele2 has gradually upgraded its network to operate on the GSM 900 band. During 2004, the GSM network was expanded to cover approximately 95% of the population.

Interconnection

        The CRA order, adopted on November 20, 2003, established price caps for the following interconnection services provided by the incumbent, Lietuvos Telekomas:

  •
  Call set-up fees;

  •
  National termination and origination (peak and off-peak); and

  •
  Local termination and origination (peak and off-peak).

        In April 2004, the CRA started public consultation about using the long run average incremental cost ("LRAIC") model in order to decrease Lietuvos Telekomas's interconnect prices.

Products and services

        Tele2 provides mobile telephony, fixed telephony and cable-TV services in Lithuania. It also offers a prepaid calling card marketed under the Pildyk brand. Last year we launched two new subscription plans for private customers to stimulate new usage patterns and to boost retention. During 2004 Tele2 launched new products such as MMS and GPRS services to its contractual customers.

        From Q1 2004 Tele2 has provided international, national and fixed-to-mobile calls. The monopoly of the incumbent operator means Tele2 cannot yet offer local calls.

Sales and marketing

        Our marketing strategy is to invest in our network and brand and to seek a position as the price leader in order to increase our market share, especially in the prepaid segment. We are increasing our focus on customer benefits, to strengthen the perception of the Company as consumer-friendly and reliable, qualities that are vital for future expansion.

Competition

        Today in Lithuania there are three mobile operators and one MVNO, which provides mobile telephony services through the network of Bite GSM. There is fierce competition in the Lithuanian market and the market is approaching saturation.

Infrastructure

        Tele2 Lithuania owns its own mobile network, which consists of a radio network and related equipment. In addition there is surrounding equipment like SMSC, IN-node and voicemail equipment. The transmission between base stations, base station controllers and switches occurs through digital lines, which we lease from the incumbent operator.

Russia

Legal framework

        In January 2004 the new Federal Law "On telecommunications" (the "New Law") came into force. It was originally intended to be a normative act of comprehensive scope but this aim was not realized, since the power to determine some important regulatory issues was given to the Government and the Regulator (the federal executive authority in the area of telecommunications—the Ministry). Some provisions of the New Law provoked a negative reaction in the market, however, as they did not provide for direct action and left many matters dependent on subsequent regulation by executive bodies. For this purpose the Government planned to adopt during the first nine months of 2004 more than 35 by-laws.

        The administrative reform launched by the President in February 2004, followed by the resignation of the cabinet, restructuring of the executive system and liquidation and subsequent reconstruction of the Ministry paralyzed regulatory activity in the industry and caused serious problems for operators.

        During 2004 the Government approved only 10 by-laws which partially resolved the most urgent problems facing operators concerning the provision of numbering and radio frequency resources, use of radio-electronic facilities and obligatory confirmation of equipment quality conformance. The adoption of the by-laws regulating the licensing terms of operators and their interconnection, defining mandatory requirements for the structure of the PSTN (Public Switched Telephone Network) and traffic routing and introducing a universal service, was postponed to 2005.

        The New Law grants the Ministry wide authority to regulate the industry, which has been interpreted by market players in different ways.

        On one hand, the Regulator has declared a policy of furthering liberalization of the Russian telecom market:

  •
  by ending the existing monopoly for long-distance communication and by granting long-distance operators the right to render services directly to end users;

  •
  by introducing the concept of SNP (Significant Network Power)—a SNP operator is one with significant power in PSTN, a concept similar to SMP (Significant Market Power)—and by requiring SNP operators to make public the terms of their interconnect agreements and to offer the same terms to all operators;

  •
  by canceling the state regulation of tariffs for the services provided by a SNP operator to end users and by introducing state regulation of tariffs for interconnection services and traffic handling rendered by a SNP operator to other operators; and

  •
  by ensuring non-discriminatory access by subscribers to services of different operators.

        On the other hand, the by-laws already adopted or in the process of adoption include at the same time norms that create obstacles for new players trying to enter the market and do not ensure equal terms with SNP operators. The most serious concerns of the market players are related to:

  •
  the lack of transparent and fair procedures for providing operators with numbering and radio frequency resources;

  •
  the interpretation of numbering as a limited resource with the implication that this could constitute a basis for limiting the number of operators' licenses within a particular territory; and

  •
  lack of reciprocity in the regulation of interconnection to PSTN via a SNP operator, as for example small operators must pay charges to an SNP operator for traffic termination, while the SNP operator, according to the law, is not required to pay similar charges to small operators.

Licenses

        All telecommunications activities in Russia are subject to licensing and almost 20 types of telecom licenses exist. The licenses are granted by and registered with the Regulator (the Ministry). Each license covers a specific area, in general one of the 89 Russian regions, and is issued for a period from 3 to 25 years. A license's validity period can be extended for the same period for which it was initially issued.

        Acquiring the right to use radio frequency spectrum involves a separate preliminary procedure:

  •
  The State Commission for Radio Frequencies (controlled by the Ministry) allocates to an applicant a radio frequency band to be used by the reported radio-electronic facilities in the reported territory.

  •
  The Ministry then assigns to the licensee specific radio frequencies at the reported sites.

        In the event that radio-frequency spectrum limits the possible number of telecommunications operators in a given territory, or there is limited numbering capacity, licenses are issued on a tender basis (such as by auction or contest).

        Currently Tele2-Russia has a strong license set in 13 operational regions:

  •
  13 GSM-1800 licenses;

  •
  4 GSM-900 licenses (including 3 E-GSM);

  •
  13 (D)AMPS-800 licenses;

  •
  1 CDMA-800 license;

  •
  3 licenses for local fixed telephony;

  •
  13 data transmission licenses;

  •
  13 telematic service licenses; and

  •
  4 licenses for channel leasing.

        The terms of the GSM-1800 and GSM-900 licenses (identical for all Russian operations) can be summarized as follows:

  •
  Licenses are valid for ten years.

  •
  The licensee has 1.5 years to put the mobile system into commercial operation, which can be extended for an additional six months.

  •
  Interconnection is standard for GSM operators (obligatory interconnection to regional long-distance fixed switch and to transit long-distance mobile network, optional interconnection to local fixed and mobile networks).

  •
  Licenses cannot be transferred.

  •
  Licensees must facilitate the gradual migration of their customer base from the AMPS network to the GSM network by 2010.

Interconnection

        The regulator intentionally supports disparity (inequality of rights) among interconnected parties and the mutual nature of this relation is ignored. The New Law treats interconnection as a service provided by the SNP operator to alternative and mobile operators for which these operators pay fees to the SNP operator, rather than a bilateral arrangement under which each party pays the other depending on the origin of the call.

        But some favorable developments for mobile operators are expected in 2005 or later:

  •
  The introduction of CPP (Calling Party Pays) for traffic exchange between mobile and fixed operators;

  •
  The introduction of MNP (Mobile Numbers Portability); and

  •
  The introduction of MVNO (Mobile Virtual Network Operators).

Products and Services

        Our strategy is to provide inexpensive cellular communication services for which there is strong demand to all types of mobile users. At the first stage of the company's development, Tele2 sought to position itself as a price leader using the slogan "always cheaper". Tele2 provides mass-market services such as voice-mail, SMS, national/international long-distance, automatic customer services, IP-telephony and value-added services based on SMS.

Sales and Marketing

        During 2004 Tele2 launched GSM networks in four new regions: Nizhniy Novgorod, Kursk, Belgorod and Chelyabinsk. In addition, in 2004 we introduced new tariffs and launched marketing campaigns.

        In 2004 central marketing campaigns were introduced to help establish a single image of Tele2 in all regions and to improve brand awareness.

Competition

        In 2004 the Russian cellular market demonstrated an impressive growth rate, and the number of cellular users grew by 104%, reaching 75 million. The market developed faster in regional areas, which accounted for 86% of all new subscriptions. The market cycle has moved toward consolidation: the three Pan-Russian mobile operators control over 80% of the Russian market. Tele2 faces strong competition from these companies and other local players. Our strategy is to secure growth by establishing and maintaining price leadership in the regions we operate in.

Infrastructure

        Tele2 Russia operates AMPS and GSM 1800 networks. Initially, only highly populated regional cities were covered by the GSM network, and current network expansion aims at reaching a high percentage of the population in the licensed areas. Interconnection is made on both federal and local levels to PSTN, and directly to other commercial operators, so Tele2 subscribers can use both federal (10-digit) and local (5-7 digit) numbering ranges.

Other

        We acquired the Russian operations from Millicom, a related party, in November 2001. During 2003 and 2004, GSM services were launched in all regions, complementing and eventually replacing the older AMPS networks. In 2004 a new company, Votec Mobile, a mobile operator with a GSM license in the territory of Voronezh, in Southern Russia was acquired. On April 2, 2004 Tele2 obtained 100% ownership in and full control over the Russian GSM operator Sankt-Peterburg Telecom by purchasing the remaining 14% stake in the company. Sankt-Peterburg Telecom operates in Russia's second largest city, St Petersburg, with a population of 4.7 million.

        Currently Tele2's addressable market is about 33.5 million people in Irkutsk, Kemerovo, Omsk, Chelyabinsk, Izhevsk (Republic of Udmurtia), Nizhniy Novgorod, Rostov-na-Donu, Voronezh, Smolensk, Kursk, Belgorod and Sankt-Peterburg.

        We believe that prospects for the Russian economy are positive and there is an excellent growth opportunity for Tele2 before market saturation in these regions is reached. The liberalization of the telecommunication market declared by the Regulator would support such new business models for Russia as CPP, MNP and MVNO, which would open up new opportunities for Tele2 Russia in Russia's mobile market.

Turkey

Legal framework

        Turkey has for the last few years accelerated the process of liberalizing its telecommunication markets, influenced by developments in other countries, particularly those in the EU. As a result of regulatory reforms, the first sector-specific independent regulator in the country was created in the Telecommunications Authority (the "Authority"). The Authority started to operate in August 2000, and the deadline to open up fully the monopoly markets, i.e. fixed-line telephony services and infrastructure, was set for the beginning of 2004 although this has not yet been fully implemented. Thereafter, a number of new regulations were introduced addressing matters such as licensing, interconnection and dispute resolution mechanisms.

        Around early May 2004, the Authority started issuing licenses for long-distance telephony services operators ("LTDS") in the form of A Type (call pre-selection), B Type (call-by-call basis) and C Type (prepaid cards, VOIP) licenses.

        The government is also planning to privatize the incumbent Türk Telekomünikasyon A.Ş. ("Turk Telekom") during 2005, through the block sale of 55% of its shares to foreign or Turkish investors.

        Turkey started major structural changes toward liberalization with the enactment of Law No. 4000 in June 1994 which removed telecommunications services from direct administration by the government by establishing Turk Telekom as a state economic enterprise.

        The next big change came in January 2000 with the enactment of an amending Law No. 4502, which separated the policy-making and regulatory functions of the government by establishing an independent regulatory body, the Authority, as the first sector-specific regulator in Turkey.

        A further development came in May 2001 with another amending law (Law No. 4673). One of the major changes was the transfer of more responsibility away from the Ministry of Transport. For example, the Authority was entrusted with power to determine the terms and conditions of licenses, and the power to issue or revoke them was transferred to the regulator.

        Following expiry of Turk Telekom's monopoly on December 31, 2003, the Authority issued several licenses for data transmission services over fixed lines and also for long distance telephony services and published an Authorization Regulation on August 26, 2004, setting out the general framework of the licensing regime.

        Currently, the Ministry of Transport together with the Authority and the Competition Board are working on a new law, the Draft Electronic Communications Law (the "Draft Law"). The Draft Law will provide a general framework for the telecom sector, replacing the main piece of legislation, the Telephone and Telegram Law No. 406 ("T&T Law") and the Authorization Regulation that currently determine the relations among the operators and the method of provision of telecom services in the Turkish telecom market.

Licenses

        Under Turkish Law, there are four types of telecommunication licenses: (i) authorization agreements; (ii) concession agreements; (iii) telecommunication licenses (A type and B type licenses); and (iv) general permits (collectively "Telecom Licenses"). No person may provide telecommunication services unless it has obtained a Telecom License from the Authority.

        The licensing regime is currently not yet complete because the relevant secondary legislation has not been issued for all types of telecommunication services and infrastructures and the level of license fees has not yet been determined for all services and infrastructures.

        Tele2 obtained an A type license from the Authority on August 2, 2004, permitting:

  •
  Provision of long-distance telephony services with carrier selection; and

  •
  The connection of intercity and international voice traffic originating from PSTN, GSM or other networks to national or international networks using any and all infrastructure and technology.

        The License has a term of 15 years.

Interconnection

        In principle the T&T Law provides that operators may freely determine the prices of their services and infrastructure fees. However, in case of a de facto monopoly, dominant position or significant market power, the Authority is entitled to intervene and determine or impose price controls for tariffs.

        Accordingly, the Interconnection Regulation sets a range of obligations to be imposed on operators having significant market power ("SMP"), including Turk Telekom, in order to promote efficiency and sustainable competition in the telecommunications market.

        Pursuant to such obligations, the tariffs of Turk Telekom and operators with SMP must be cost-based. Until the Authority ensures that these tariffs are cost-based, it may impose a binding price cap on the tariffs to be charged by entities having SMP.

Croatia

Legal framework

        Croatia adopted EU legislation in the telecommunications field with the promulgation of the new Telecommunications Law, which came into effect on August 1, 2003. There were minor amendments to this law in 2004. This law stipulates that the setting up, maintenance and development of telecommunications infrastructure and equipment, management and use of radio waves and letter and numerical address spacing and the provision of telecommunications services and activities are matters of national interest to Croatia and therefore fall within an area which is under the special care of the state.

        The Telecommunications Law sets out the governmental authorities with jurisdiction over telecommunication matters: the Parliament, which enacts laws and general regulations on telecommunication activities; the Ministry of Telecommunications, which is responsible for inspection in telecommunications affairs and enacting bylaws; and finally the Telecommunication Agency, a regulatory agency dealing with telecommunication issues on a case-by-case basis which is responsible only to the Parliament.

        The principles of the telecommunications market are also set out in the Telecommunication Law: to promote the interest of the users of telecommunications services by implementing the principles of non-discrimination and transparency; to protect the privacy of personal information of users and of the information transmitted through telecommunications channels; to adapt telecommunication technology to meet the needs of disabled and socially disadvantaged persons; and to maintain an effective telecommunications market for the benefit of its users through new and innovative products and services.

Licenses

        The Telecommunications Law distinguishes two sorts of approvals for providing telecommunications services: licenses and concessions. Licenses are granted for telecommunications services which do not include emitting radio waves.

        The provider of a mobile public voice telecommunications service must be a company which has been granted a concession on the basis of a public tender. The candidate for the concession must prove that it is competent to provide mobile public voice telecommunications service in terms of technical support, personnel, financial resources and other means necessary for the successful construction of a network.

        The Council of the Telecommunication Agency decided on December 22, 2004 that Tele2 should be granted a frequency for providing public telecommunication services in the mobile network of the second generation GSM/DCS—1800 and the network of the third generation UMTS over the entire territory of Croatia for twenty years.

        Tele2 started building the network in the first quarter of 2005, with a commercial launch planned for 2005. This is the third GSM and UMTS license to be awarded in Croatia. Croatia's population is 4.4 million and the country's mobile penetration is currently around 60%. Tele2 must build the required infrastructure in accordance with the plan it submitted with the application to acquire the concession.

Interconnection

        Interconnection must include the following services:

  •
  Access to the network of operators with significant market share from the networks of other operators through programmed network selection or by dialing numbers for selection in accordance with the number plan;

  •
  Transmission of information necessary for connection to the linked network;

  •
  Switching calls to the users of the second operator; and

  •
  Storing information on cost calculation in adequate form for the operator or service provider linked to the network.

        Operators are obliged to enable interconnection and to request interconnection from other operators. Moreover, operators must enable and develop communication among users of different networks.

        The only situation in which an operator is not required to allow interconnection is if it provides evidence that interconnection could result in contravening the Telecommunication Law by compromising:

  •
  The security of network operations;

  •
  The unity of the telecommunication network;

  •
  The joint functioning of telecommunication services; or

  •
  Information protection.

        The Telecommunication Agency decides whether or not the evidence submitted by an operator seeking to disable interconnection is sufficient to justify disabling interconnection.

        Operators are required to negotiate interconnection with each other. The Telecommunication Agency has the power to decide disputes between operators. The interconnection costs charged by the operators with significant market share must be calculated on the basis of transparency and moderate expenses, and must be based on the real costs of the service to be provided, including a reasonable return on investment.

        Operators holding significant market share must notify the Telecommunication Agency on concluding an agreement on interconnection and must allow the Telecommunication Agency to inspect the agreement. Thereafter the Telecommunication Agency may change the provisions of such agreements if they contravene the Telecommunications Law. Operators holding significant market share must act in a non-discriminatory and transparent fashion.

Market Area Central Europe

Germany

Regulatory Framework

        The regulatory framework of the telecommunications sector in Germany is defined by the Telecommunications Act (Telekommunikationsgesetz), which entered into force on June 26, 2004 ("TKG 2004"). The TKG 2004 was adopted to implement the European Union reform package of 2002. Based on the EU requirements, the principal objectives of the TKG include the protection of consumer interests, promotion of competition in the telecommunications sector and guaranty of appropriate and adequate telecommunications services throughout Germany, as well as the promotion of efficient infrastructure investments and support of innovations. Furthermore, the efficient administration of scarce resource, i.e. frequencies and numbers, is included in the principles of regulation under the TKG 2004.

        Since January 1, 1998 regulatory functions under the TKG have been carried out by a supervisory body, the Regulatory Authority for Telecommunications and Post (Regulierungsbehörde für Telekommunikation und Post) (the "Regulatory Authority"). The Regulatory Authority maintains various powers under the TKG 2004, including the authority to assign and supervise frequencies and numbers, impose universal service obligations, control network access and interconnection and approve or review the tariffs and tariff-related general business terms and conditions of market-dominant providers.

        Under the TKG 2004, specific regulatory obligations are only to be imposed where the Regulatory Authority concludes that the relevant market is not effectively competitive as per the EU reform package. The TKG 2004 provides for a transition period by stating that until these determinations with regard to companies having SMP and with regard to effective competition are made, the obligations under the TKG of 1996 will remain in force if a market dominant position had been determined in regulatory findings under the TKG of 1996. This transitory provision has been subject to highly controversial debates between the Regulatory Authority, market participants and the administrative court, with the controversy focusing on the specific meaning of the term "obligations".

Licenses

        In accordance with the EU reform package, the TKG 2004 has abolished all licensing requirements. Instead, the provision of telecommunications services is subject to notification requirements. Tele2 holds both a Class 3 license for the operation of transmission lines and a Class 4 license for the provision of voice telephony services in Germany. The licenses are not subject to any special restrictions or material license conditions and remain in force under the TKG 2004.

Interconnection

        The TKG 2004 imposes a general obligation for public network operators to provide upon request an interconnection offer to other public network operators. This obligation in principle applies to all public network operators irrespective of their market position. Access and interconnection obligations for SMP operators may only be imposed on the basis of the results of a market analysis proceeding.

        The Regulatory Authority has established an interconnect tariff regime which has been in force since January 1, 2002. Under this regime operators are charged on the basis of the network elements used (element-based charging). As a corollary to the new element-based charging, the relevant network for interconnect agreements with Deutsche Telekom has changed to a two-tiered system with 475 local switch areas and 23 transit switch areas. In its decision of November 28, 2003, the Regulatory Authority determined interconnection tariffs for voice telephony until May 31, 2006; compared to the previous level, the interconnection rates were reduced on average by 9.5%.

        At present, interconnection between Deutsche Telekom and Tele2 is carried out on the basis of orders by the Regulatory Authority dated January 30, and February 21, 2003. On this basis Tele2 extended its network to 475 points of interconnection with Deutsche Telekom and is capable of offering local calls nationwide. At the same time, the extension to 475 points of interconnection optimizes its average level of interconnect tariffs. The interconnection orders were not affected by the entry into force of the TKG 2004.

        Under the terms of our existing interconnect agreement with Deutsche Telekom, Deutsche Telekom continues to charge fees at peak and off-peak rates based on the distance over which the call travels on Deutsche Telekom's network, the applicable time-of-day tariff, the type of interconnection service and the duration of the connection.

Pricing

        Under the TKG 2004, tariffs (including tariff-related business terms and conditions) for the telecommunications services of market-dominant providers and their affiliates are subject to special regulatory oversight and control. Moreover, the tariffs of all providers in Germany are subject to European and German law of general application, including competition and consumer protection laws and ordinances.

        The tariffs of an SMP provider such as Deutsche Telekom are only subject to prior approval to the extent they apply to access services imposed by the Regulatory Authority. These tariffs are reviewed by the Regulatory Authority to ensure they are cost based. End-customer tariffs do not require prior approval.

Products and Services

        Tele2 launched fixed-line telephony in March 1998 when the German market was deregulated. Tele2 focuses its business on the residential mass market and offers fixed telephony including open-call-by-call services and dial-up Internet access. Since 2003 Tele2 has also been able to offer local calls. Growth has resulted from several measures undertaken during the year such as a simplified price structure, successful marketing campaigns focusing on comparing our prices with those of our competitors and the targeting of preselection customers.

Sales and Marketing

        The main focus is to acquire preselection customers in the residential mass market via telemarketing, promotion stands and door-to-door sales agencies. In addition, the brand and the prefix are promoted via TV advertising.

Competition

        Tele2 Germany's main competitors, besides the incumbent, Deutsche Telekom, are Arcor, the fixed-line operation of Vodafone in Germany, and an open-call-by-call company, 01051 GmbH. In addition to these providers there are several other open-call-by-call companies in the highly competitive fixed-line telephony market.

Infrastructure

        Our network in Germany currently consists of digital switches, 475 points of interconnect and digital transmission equipment to interconnect to the network of Deutsche Telekom. The points of interconnect are located throughout Germany in regional centers and are linked to our switches in several cities via lines leased from Deutsche Telekom or other suppliers on an annual basis. Every call initiated with our prefix, "01013," is carried by Deutsche Telekom to the point of interconnect within the relevant "collection area," where it is transferred to our leased lines. The call then travels to the switch, is routed to the designated point of interconnect, transferred back to Deutsche Telekom's network and carried to the recipient of the call.

        For international call termination, we use wholesale carriers to a considerable extent, and terminate at a location and with a carrier selected on the basis of price, quality and volume.

Austria

Legal framework

        The Austrian Telecommunications Act, Telekommunikationsgesetz ("TKG 1997"), became effective in 1997 and was enacted to prepare the market for the abolition of the voice telephone monopoly in

1998 and to fulfill Austria's obligations under the relevant European Union directives. In order to implement the new European Regulatory Package, the TKG 1997 was revised by a new TKG on August 20, 2003.

        The TKG provides for two regulatory authorities: the Rundfunk und Telekom-Regulierungs-GmbH (RTR GmbH) and the Telekom-Control-Kommission, or the TKK. The TKK is an independent three-member committee meeting the requirements of a tribunal under the European Convention on Human Rights. The TKK is responsible for decisions regarding the confirmation of notifications for the provision of communication services, the approval of business conditions and tariffs of market-dominating operators, the determination of financial compensation to be paid from and to the universal service fund, market analysis and determination of the obligations of market-dominating operators and the determination of the conditions for interconnection in the event of a dispute. RTR GmbH (which acts as an operative arm of the TKK) is responsible for the implementation of the basic provisions of the TKG, and provides legal, technical and commercial expertise for the TKK's decisions.

Sales & Marketing

        Based on the new European Regulatory Package, the TKG provides for a two-tiered process through which the specific obligations of market-dominating operators are determined. First, the RTR defines the relevant geographic and product markets in a binding Ordinance. Then the TKK analyzes these relevant markets to determine which, if any, operators have substantial market power in these markets. The TKK then decides on the obligations (remedies) to be imposed on these operators.

        In its Telecommunications Markets Ordinance 2003, the RTR identified 16 relevant markets which are subject to specific regulation. These markets were determined mainly in accordance with the EC Recommendation on Relevant Markets. All markets comprise the entire territory of the Republic of Austria. In a draft Ordinance published in March 2005, the RTR proposes to add the market for wholesale broadband access, which was not included in its 2003 Ordinance. In this draft Ordinance the RTR proposes, inter alia, to include cable TV networks and other alternative access infrastructures in the wholesale broadband access market.

        The TKK has completed its market analysis proceedings for all markets defined in the Telecommunications Markets Ordinance 2003 except for the wholesale national market for international roaming on public mobile networks. Neither of the local subsidiaries of Tele2 (Tele2 and UTA) were determined to have significant market power in any of these markets, except for UTA which was determined to have significant market power in the market for the termination of calls on its own fixed telecommunications network. In addition, market analysis proceedings are pending concerning the position of Tele2 as a MVNO in the market for the termination of calls in its MVNO network.

Licences

        In 1998, the TKK granted Tele2 two licenses, one for fixed-line voice telephony and one for the operation of leased lines. Tele2 started operations in Austria in 1999. UTA, which was acquired by Tele2 in 2004, holds two licenses, one for fixed-line voice telephony and one for the operation of leased lines, which were both granted in 1997. According to the new TKG these licenses serve as confirmed notifications for the provision of fixed-line and leased-line services. Furthermore, Tele2 has provided notification regarding the provision of Internet and mobile services. All notifications were confirmed by the TKK and therefore represent authorisations of unlimited duration and without any special restrictions or material conditions.

        According to the TKG, anyone may offer communication services provided that the statutory requirements are met. Notice of the provision of communication services must be given to the TKK, which confirms authorisation without licenses being issued.

Interconnection

        The framework for interconnection is set out in the TKG and two ordinances concerning interconnection (Zusammenschaltungsverordnung) and numbering (Kommunikationsparameter-, Entgelt-und Mehrwertdiensteverordnung). Additional principles for interconnection have been set out by the TKK in several decisions. These decisions in practice serve as a guideline for interconnection agreements concluded between other operators.

        A decision dated October 1998 established, among other things, the tariffs for carrier selection, the type of carrier selection to be implemented, local exchange interconnection, mutual access to free-phone numbers and transmission of unrestricted ISDN bearers at the same tariff as voice and emergency services. The specific conditions and fees for interconnection with Telekom Austria were modified in 2002.

        Preselection was required by law to be made available by January 1, 2000. A decision of the TKK dated March 7, 2000, modified in April 2002, established the specific conditions and modalities for carrier preselection.

        A decision by the TKK dated July 1999, and last modified in January 2003, established conditions and modalities under which Telekom Austria AG is required to unbundle local loops. These conditions and modalities are now under review in proceedings currently pending before the TKK. By decisions in April 2003, the TKK modified the interconnection fees for mobile operators. In a decision of May 2004, the TKK established conditions and modalities for the interconnection of Tele2 as a MVNO. Interconnection decisions issued by the TKK under the old legal framework (TKG 1997) remain in force until they are reviewed and, if applicable, replaced by a formal decision of the TKK.

        The interconnect agreement with Telekom Austria has an indefinite term but may be terminated by either party with three months' notice, as of June 30 and December 31 of each year.

Products and Services

Mobile Telephony

        Tele2 launched a mobile telephony service under an MVNO agreement in early 2003. Close to 20 percent of Tele2's fixed telephony customers also had a mobile subscription with Tele2 at the end of the year.

Fixed-line Telephony and Internet

        In 2004, both the customer base and fixed-line revenue were stable. ADSL services, launched at the end of 2003, proved an attractive alternative to the existing dial-up Internet service.

        In December 2004, we acquired UTA Telekom AG, the largest alternative competitor. The infrastructure owned by UTA offers unique opportunities for unbundling a significant number of subscribers.

Sales and Marketing

        In the fixed-line market, we target our marketing at private customers in Austria, which constitute a slightly shrinking market. Our focus is on providing competitive rates and a high level of customer service and reliability to preselected customers. ARPU (Average Revenue Per User) is under pressure from the substitution of fixed line by mobile traffic. We engage in efforts to increase customer loyalty to reduce the churn rate.

        In the mobile segment, Tele2 cross-sells a cheap and simple prepaid service to its fixed-line customer base. The newly introduced postpaid product is mainly sold through retail sales channels (big electronics and photo chains).

        For all products, door-to-door sales are the most important intake source.

Competition

        After our acquisition of UTA, the incumbent is the only major competitor left in the fixed-line market. Other operators cover only specific segments of the market, like business or broadband customers.

        The mobile market in Austria is characterized by stiff competition, with four GSM/UMTS operators, one UMTS-only operator and Tele2, the only MVNO. The market is close to saturation, and competition is focusing on low per minute prices and heavily subsidized handsets.

Infrastructure

        The Tele2 network in Austria currently consists of a digital switch and digital transmission equipment to interconnect with Telekom Austria's network.

        However, the acquisition of UTA substantially increased our infrastructure inventory, which now consists of a transmission network covering all of Austria, data networks for ATM, Frame Relay and a high-capacity IP Internet backbone. The switching infrastructure also expanded to include a multi-switch network with several layers to serve direct access customers, carrier selection customers and international minute wholesale.

        To get access to the Unbundled Local Loop (ULL) and the copper line of the last mile, UTA has invested in more than 140 sites (co-location or rented space), in which technical equipment to collect voice and data traffic from unbundled customers is installed.

Poland

Legal Framework

        In early 2003, Poland deregulated fixed telephony. Shortly after, in April 2003, Tele2 successfully launched fixed telephony for the private market. The Polish parliament has implemented the new EU regulatory framework for electronic communications through a law that has been in force since September 2004.

        Some major executive ordinances are still expected, and the crucial market analysis process has not started yet. The former monopoly, however, will remain a SMP even during the transition period.

        The major regulatory problem experienced by Tele2 in Poland is that ambiguous or inadequate legal regulations, combined with political conditions, have made the domestic NRA ineffective in several significant areas:

  •
  Delays in solving interconnection disputes. Provisions requiring that administrative proceedings to help independent operators establish the conditions of contracts with the incumbent be completed within 60 days of filing a motion with the NRA are not respected by the NRA. The incumbent's frequent refusal to conclude interconnection contracts results in significant delays for new entrants. The lack of suitable disposition of interconnection disputes by the NRA, and the resulting necessity to seek external advice, has lowered market expectations of this body.

  •
  A lack of determination and the legal tools to ensure the execution of its decisions. The NRA fails to enforce its decisions when the incumbent fails to follow them or violates the law.

  •
  The Reference Offers put forward by the incumbent (concerning interconnection and local loop unbundling) have, despite numerous contradictions with the Law, as well as other problems, been approved by the NRA and have become effective.

Products and Services

        Tele2 targets the mass market, providing the following types of fixed-line telephony:

  •
  Local calls—Domestic Short Distance

  •
  Domestic Long Distance

  •
  Fixed-to-Mobile

  •
  International Long Distance

  •
  Dial-up Internet

        Tele2 also offers Internet access services through Wireless Local Loop (WLL).

Sales and Marketing

        Our sales channels are telemarketing, partner sales and direct mail advertising. We seek to position ourselves to be the price leader in the Polish market. We make most of our sales through door-to-door solicitations, independent dealers, direct marketing and telemarketing or through promo teams in public places.

        We promote ourselves as the operator offering cheaper phone calls of equal quality to those of the incumbent.

Competition

        The markets in which we currently operate are highly competitive and increasingly are characterized by price competition. The national public telecommunications operator, Telekomunikacja Polska (owned by France Telecom), still has a dominant market position in Poland. However, a number of smaller competitors are growing rapidly and are aggressively offering products that are more and more competitive with our own offerings. Currently, our competitors in the fixed-line telephony market include, among others:

  •
  Telekomunikacja Polska S.A., (TP S.A.);

  •
  Netia S.A.;

  •
  Telefonia Dialog;

  •
  Energis Polska Sp. z o.o.;

  •
  NOM Sp. z o.o.;

  •
  Realia Telekomunikacja; and

  •
  MediaTel S.A.

        In these markets, intense competition has led to lower prices for telephony services.

        The relatively recent introduction of competition, which has gradually broadened to include the provision of local calls and tailor-made price plans, may mean that our prices, which we believe are currently competitive, may not remain so in the future.

Czech Republic

Legal Framework

        Regulations in the telecommunications sector are in need of improvement. The advent of the Czech Republic's EU membership in May 2004 is expected to further contribute towards fair competition and a better regulatory environment.

        The new Electronic Communication Act, effective from May 2005, formally implemented the new regulatory framework. Based on the recommendation of the European Commission, the relevant markets are expected to be analyzed and the draft decision of assigned remedies is expected to be issued in 2006.

        Tariffs are regulated by the Czech NRA. The NRA recently issued price regulations relating to ULL, ADSL, universal service and minute reductions in interconnect tariffs. Due to the fact that the new law is effective from May 2005, the requirements currently imposed on the former monopoly by the Czech NRA have been left unchanged until the market analysis is completed.

        The Office For Protection of Economic Competition in the Czech Republic regulates competition issues generally, including those in the telecommunications market. The NRA administers laws concerning electronic communications by overseeing the competitiveness of the electronic communication market and by upholding the interests of the end users. The Ministry of Informatics has the authority to implement laws by issuing "departmental orders" with the same force as laws.

Licenses

        Under the new Electronic Communication Act, all telecommunications activities may be provided under a general license. Licenses are required to obtain frequency allocations. Tele2 currently provides Internet access via fixed wireless access at 3.5 GHz. Tele2 received the frequency allocation for 3.5 GHz at the end of 1999. The licenses are valid until August 2005. Tele2 will apply for their extension.

Interconnection

        Network operators are obligated by the Electronic Communications Act to conclude interconnection agreements with other telecommunications service providers. A network operator having significant market power is obliged to provide interconnection and access to its network on a non-discriminatory basis. Copies of interconnection agreements must be deposited with the Czech NRA.

Products and Services

        Towards the end of 2002, Tele2 started offering fixed telephony to private customers. Apart from the former monopoly, Tele2 currently is the only company focusing entirely on the residential market. During 2003, the company introduced local calls, dial-up Internet and carrier pre-selection. Tele2 markets fixed-line telephony and dial-up Internet access primarily to the residential market. Our core product is carrier pre-select (CPS) voice telephony.

Sales and Marketing

        Tele2 uses media, as well as special promotions and campaigns to promote our services. Tele2 always promotes itself as the price leader for telephony and Internet services, providing services of equal quality at a lower cost.

Competition

        Tele2 has no competitor in the residential market other than the incumbent. All other alternative operators are competing solely in the business segment. Czech incumbent Cesky Telecom was recently privatized. The privatization is in the approval process, and the new owner, Telefonica, has 51% of the shares in Cesky Teleco.

        In August 2004 the Office for Protection of Economic Competition opened a case against the former monopoly for abuse of its dominant position by offering bundled products, but there is no clear indication as to when this case will be closed. Tele2 has filed a lawsuit against the former monopoly, claiming damages resulting from the repeated breach of the competition law and abuse of its dominant position when offering certain bundled products.

Infrastructure

        Tele2 currently operates 3.5GHz fixed wireless networks in eight cities, with 18 base stations. Tele2 expects that expenditure on infrastructure will principally be on network improvements and modifications designed to accommodate growth in fixed-line telephony and Internet.

Hungary

Legal Framework

        In order to further improve the electronic communications infrastructure of an information society, provide consumers with reliable and safe electronic communications services of proper quality at the lowest possible prices, promote efficient competition in the electronic communications market regardless of the technology applied and comply with the legislation of the European Community, the Hungarian Parliament enacted the Act of 2003 on electronic communications (the "ECA"), which became effective on January 1, 2004, with the aim of fulfilling the new requirements resulting from Hungary's accession to the European Union.

        The ECA is the most important act on electronic communications: it lays down the tasks and powers of the Government, the Minister for Informatics and Communications, the National Communication Authority ("NCA") and the Board of the National Communications Authority, Hungary ("NCA Board"). The decisions of the NCA Board are binding on parties that come before it. Cooperation with other authorities (Office of Economic Competition and the Consumer Protection Authority) in matters affecting competition and consumers in the electronic communications market is also regulated. According to the ECA, the Government, the Minister of Informatics and Communications and the other concerned Ministers listed in the ECA are to stipulate by decree ("secondary legislation") several items. One of the most relevant of these decrees is the government decree on reference offers, network agreements and detailed rules of the related procedures, Government Decree 277/2003 (XII.24.)("Government Decree").

        Pursuant to the ECA, the liabilities and obligations of telecommunication operators are applicable only to companies having significant market power (SMP). Carrier selection and carrier pre-selection have been effective since December 23, 2001.

        Fixed-telephone and mobile radio-telephone operators are obliged to offer number portability to end users by a government decree effective from May 1, 2004.

Licenses

        In Hungary anyone can provide electronic communications service, provided they satisfy the requirements set out in the ECA and in the relevant secondary legislation. The provision of service itself can be initiated after giving notification to the NCA with all the required data. Other than the notification no license is required, although in special cases fulfillment of other conditions is necessary to provide telecommunications services.

Interconnection

        The ECA also acts as the framework law for interconnection, insofar as it regulates the duties of the service providers concerning interconnection and determines the authority of the NCA Board in cases of legal disputes about interconnection.

        According to the provisions of the ECA, every telecommunication service provider with SMP is obligated to enter into negotiations with other service providers and operators based on its reference interconnection offer, which is approved by the NCA Board. Refusal to conclude an interconnection contract may only be based on well-established objective criteria listed in the ECA. Legal disputes concerning interconnection can be resolved in several ways set out in the ECA.

Products and Services

        Tele2 operates under licenses permitting the following activities:

  •
  Provision of local public telephone services;

  •
  Provision of domestic public telephone services;

  •
  Provision of international public long-distance telephone services; and

  •
  Provision of Internet access (dial up, broadband) services.

        The NCA allocated the National Interconnect Signal Point Code (NISPC) (CCITT No. 7) to Tele2 on February 17, 2004 and the International Signal Point Code (ISPC) (CCITT No. 7) on March 30, 2004. Tele2 was allocated a carrier pre-selection prefix on April 1, 2004.

Sales and Marketing

        We market fixed-line telephony, focusing on the residential market, and plan to start offering Internet services through our call center and our wide network of sales partners. We use media, as well as special promotions and campaigns, to promote sales of fixed-line telephony and Internet services. We promote ourselves as the price leader for telephony services, providing services of equal quality at a lower cost.

Competition

        In Hungary there are five incumbents, with Matav (majority owned by Deutsche Telecom) being the largest with approximately 80% market share, according to the NCA. There are a few alternative operators in the market, but Tele2 is the only one focused on the residential market. The biggest competition is from the incumbents who also recently started to act as alternative operators in each other's territories. There is also some competition from UPC, the largest cable TV operator in Hungary. They launched VOIP service during 2004, and in 2005 they are expected to expand services nationwide.

Infrastructure

        We expect that expenditure on infrastructure will principally be on network improvements and modifications designed to accommodate growth in fixed-line telephony. As our customer base grows, we expect to be able to use leased lines sourced from new alternative suppliers with increasingly higher bandwidths and on longer term, low-cost contracts. The current terms of such contracts are two or three years.

Market Area Southern Europe

France

Legal Framework

        The Loi de Réglementation des Télécommunications, or LRT, which was adopted in France in 1996, is the principal legislation governing the activities of Tele2 in France. The LRT provided for a complete transformation of the regulatory environment for the French telecommunications industry and full liberalization as of 1998. Its general objectives were to create a framework for a fully competitive telecommunications market, to ensure the provision of universal service and to establish an independent regulatory authority, the Autorité de Regulation des Télécommunications, or ART, which was formed in 1997.

        The LRT has been implemented through a series of detailed administrative decrees (décrets or arrêtés) covering specific subjects. Most of the regulatory framework set out in the LRT has been implemented, especially the provisions pertaining to numbering and interconnection and universal service. Carrier selection and preselection for mobile networks became effective in 2000, and carrier selection and preselection for local calls in 2002.

        In April 2000, the EU directive relating to terminal equipment was put into effect, imposing obligations on network operators to ensure greater access and easier interconnection of networks. Furthermore, a European recommendation on local access enables the French regulator to rule unilaterally on conditions for local loop access, and the ART took two decisions in April and July 2002, which launched competition on ADSL, concerning both retail and wholesale markets. The growth of the ADSL market in France has as a result been strong since 2003, specifically with the development of unbundling networks.

        The 2002 European Regulatory Framework was implemented in French law in July 2004. This law is known as Loi sur les Communications Electroniques (LCE). The new LCE is now being implemented with the review of the markets listed in the Directive. The ART has issued its views for most of the markets, and these market analyses are in various stages of the standard review process involving the competition council and European Commission. This should be finished and new obligations implemented before the end 2005 for all markets.

Licenses

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

        On April 16, 1998, our French subsidiary, Téle2 France SA, was granted a license to establish and exploit a telecommunications network open to the public and to provide telephone service to the public. A one-digit prefix (préfix E) was granted on February 9, 1998, giving Téle2 France SA the number "4" as a carrier selection code. The license has a term of 15 years, subject to renewal in accordance with the provisions of the LRT.

Interconnection

        Any operator authorized by license to operate a public telecommunications network is required to permit interconnection with its network, on public and non-discriminatory terms, to other public network operators and public telephone service providers. Any authorized operator may not refuse a request for interconnection within the terms of the LRT if the terms are reasonable. Interconnection requests are governed by agreements between the parties, which must conform to the requirements of the LRT and its implementing decrees. Market-dominant operators with significant influence over a telecommunications market must fulfill certain supplemental obligations. Primarily, they must publish their technical and pricing terms for interconnection to other operators. The operators that are considered dominant operators are determined annually by the ART after prior consultation with the French Competition Council (Conseil de la Concurrence). The only operator currently considered a dominant operator in the fixed market is France Telecom.

        Orange (in France Telecom mobile) and SFR (Vivendi Group) have obligations related to their power in the mobile market.

        In general, interconnection tariffs of dominant operators must reflect their pertinent costs, including a proportionate share of overall costs that are common to interconnection and other services, network replacement costs based on the best available technology and an appropriate return on investment.

        Tele2 France is interconnected to all major carriers in France. The interconnect agreement with France Telecom is of indefinite duration, but can be terminated on three months' notice. France Telecom charges fees at peak and off-peak rates. Connection at the local POP level (rather than the regional one) keeps increasing, in order to reduce the interconnection costs.

Products and services

        Since 2002, we have offered the full range of fixed-telephony services (International, National, Local and Fixed to Mobile). Internet dial-up was launched in 2002, and ADSL in mid 2003. An Enhanced Service Provider ("ESP") agreement was signed in April 2005 with Orange. Tele2 France will be offering mobile services before the end of 2005.

Sales and Marketing

        Tele2 France targets residential and small business customers. Its services are mainly marketed through direct sales, supported by media campaigns.

Competition

        Tele2 France's main competitors are the incumbent France Telecom, Cegetel (Vivendi), neuf Telecom and Iliad (One Tel, Free).

Infrastructure

        Our network in France currently consists of digital switches and digital transmission equipment to interconnect with France Telecom and other operators. This equipment is linked by fiber optic cable, either owned (mainly from our local points of presence to the France Telecom premises) or operated through IRU, long-term and mid-term lease agreements.

Italy

Legal framework

        Italian telecommunications law has recently been consolidated in Legislative Decree n. 259 of August 1, 2003 (the "Code of Electronic Communications" or the "Code"), which entered into force on September 16, 2003. The Code contains provisions concerning, among other things:

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

        The Italian telecommunication market has been extensively liberalized for substantially all telecommunications services, including the provision of fixed public voice telephony services and the operation of networks to support the provision of such services, starting from January 1, 1998. The main authorities in the Italian telecommunication sector are:

  •
  The Ministry of Communications, which is responsible for determining telecommunications policy in Italy and issuing authorisations;

  •
  The National Regulatory Authority (Autorità per le Garanzie nelle Comunicazioni) ("AGCOM"), which is mainly responsible for (i) implementing primary and secondary legislation; (ii) promoting competition in the telecommunication market; (iii) settling interconnection disputes between telephone network operators; (iv) promoting the unbundling of local loops; and (v) granting UMTS licenses, WLL licenses and mobile frequencies; and

  •
  The Antitrust Authority (Autorità Garante della Concorrenza e del Mercato) ("AGCM"), which is responsible for antitrust issues and cooperates with the AGCOM.

Authorisations

        Since the entry into force of the new Code, the provision of telecommunication services to the public is no longer subject to the dual system of licenses and general authorisations. The Code sets forth that operators wishing to provide such services must apply for an authorisation using a standard form that states the type of services they intend to provide and the date on which they intend to start. The Ministry then verifies that the operator has satisfied all the necessary requirements to provide the services and, in the case of a negative outcome, notifies the operator within 60 days. Otherwise, the operator is free to provide the services.

Rights of Way

        According to the Code, all licensed or authorized operators enjoy equal rights with regard to rights of way. No special authorization is required to install equipment to provide services, except for those licenses issued by the competent local authorities, which must be granted based on non-discriminatory criteria.

Licenses

        On September 15, 1998, the Ministry of Communications granted us a license for the provision of voice telephony services in Italy. The license has a term of 15 years. On March 17, 1999, we transferred the license to our Italian subsidiary, Tele2 Italia S.p.A. The main conditions of the license, all of which have been fulfilled, are:

  •
  Coverage of all the provinces of Italy by the end of 2003; and

  •
  A commitment to make combined investments in infrastructure as follows: ITL 43.6 billion by the end of 1999; ITL 65.5 billion by the end of 2000; ITL 91.5 billion by the end of 2001; ITL 117.6 billion (Euro 60,700,000) by the end of 2002; and ITL 121.7 billion (Euro 63,000,000) by the end of 2003.

        In addition to an initial fee of ITL 100 million, Tele2 must pay an annual contribution of EUR 129,000 for the allocation of certain carrier selection codes, and EUR 62,000 as an annual contribution to cover the costs of monitoring the performance of services offered.

        On December 23, 1998 the Italian Finance Ministry issued a decree defining the obligation of licensed operators to pay an annual contribution, set for 2002 at an amount equal to 2% of the annual approved earnings of each licensed operator from telecommunications like fixed and mobile telephony, radio and television services and interactive multimedia services.

        On July 12, 2000 the Italian Finance Ministry issued a decree defining the obligation of licensed operators to contribute to the funding of the AGCOM (as provided for in Article 2, paragraph 38(b) of the Telecommunications Regulation). For 2000, the contribution was set at an amount equal to 0.35 per thousand of the annual approved earnings of each licensed operator from telecommunications services, like fixed and mobile telephony, radio and television services and interactive multimedia services.

        To facilitate the market entry of new competitors, such contribution was not levied during 2000 on, among other things, revenues arising from (i) services that have been rendered by an operator for a period of less than two years, unless such revenues derive from the same activity performed by other operators during the same two-year period; (ii) services rendered pursuant to concessions, authorizations or licenses assigned for coverage at the local level; and (iii) interactive and multimedia services.

Interconnection

        The Code sets forth general principles regarding interconnection and confers extensive powers to AGCOM in this matter. It may set time limits for the execution of interconnection agreements on a case-by-case basis, and if such time limits are not observed, the AGCOM can establish mandatory time frames for interconnection. The AGCOM also has the power to issue binding decisions on operators failing to comply with the conditions of interconnection agreements and, in the event of disputes, to mandate interconnection. To this end, each party to a dispute may file a request for the settlement of any unresolved issue. In particular, the AGCOM has initiated a market analysis in order to re-examine existing obligations in the field of access and interconnection and to assess whether to maintain, amend or revoke such obligations.

Products and services

        We offer a complete range of services in fixed telephony in Italy and in particular we have offered all customers local calls via pre-selection since 2001.

Sales and Marketing

        Tele2 Italy benefits from being able to offer local calls and a stable competitive situation. During 2002 Tele2 Italy launched dial-up Internet services. The strategy of supplementing our products and services offerings to our existing customer base and an increased number of preselection customers has created the potential for continuing growth. ADSL services were launched in 2003 and the service is expected to contribute to further growth.

Competition

        Our main competitor is Telecom Italia.

Infrastructure

        Our network in Italy currently consists of switches and digital transmission equipment to interconnect with Telecom Italia.

        The interconnect agreement with Telecom Italia entered into on March 20, 1999, has a 15-year term. It is automatically renewable and can be terminated exclusively by us on six months' notice. Telecom Italia charges fees at peak and off-peak rates based on the distance over which the call travels on Telecom Italia's network and the duration of the interconnect.

Spain

Legal Framework

        The National Regulatory Authority in Spain is composed of the following authorities, each with its own jurisdiction and responsibilities:

  •
  The Telecommunications Market Commission (the "CMT") is an independent Agency responsible for (a) arbitrating conflicts between operators, (b) number assignment for the provision of services, (c) safeguarding competition, avoiding discrimination, and assigning numbers, (d) overseeing some aspects of the universal service obligations, (e) resolving interconnection conflicts between operators, (f) adopting measures to promote competition, in particular regarding network interconnection/access, pricing policy, and any issues involving the restriction of competition, (g) controlling mergers, changes of control and agreements between operators, (h) defining relevant markets for ex ante regulation, (i) advising and informing the Government and the Minister of Science and Technology on issues affecting the telecommunications market, (j) requesting the intervention of the Minister of Science and Technology (Radio Communications State Agency) to inspect telecommunications equipment in order to determine compliance with radio emission limits, (k) imposing fines, (l) overseeing the register of operators, and (m) any other responsibilities delegated by the Government or the Minister of Science and Technology.

  •
  The Ministry of Industry (MI) is charged with defining telecommunications and "information society" policy, supervising technical specifications, regulating consumer protection matters (notification of telephony, contracts with consumers, consumer arbitration, etc.) and investigating and imposing fines for infringements in areas are under its jurisdiction.

  •
  The Radio Spectrum Agency is integrated in the above-mentioned MI and its responsibilities include assigning frequencies and managing the radio spectrum. It also investigates and imposes fines for infringements in areas under its jurisdiction.

  •
  The Ministry of Economy is charged with setting SMP retail tariffs, and it approves bonds, discounts and special offers of the incumbent.

  •
  The Government.

        The Law of Telecommunications partially implements the European "Telecom package" Directives. The Telecom Act is implemented through two main Regulations, the Market and Network Access Regulation and the Universal Service and Authorisation Conditions Regulation (Enacted on April 14, 2004 and to be published soon). There are two more Regulations expected to be enacted during 2005, one on the Telecom Market Commission Competences and the other on the Radio Spectrum Agency competences.

        Market analyses have not been completed. Some preliminary consultations started last year on fixed-telephony services, fixed access, mobile access and services, broadband, and broadcasting transmission services.

        Alternative operators have complained that the current framework allows the incumbent to be very aggressive in ADSL. As a result, the CMT has started to apply price squeeze tests to retail offers. Nevertheless, this test does not take into account competitors' costs and it allows the incumbent operator to launch retail offers without prior modification of the wholesale offer in order to provide a reasonable margin to competitors. Recently, Telefonica has been approved to charge for ADSL by volume of data, and the corresponding wholesale offer provides very narrow margin.

        Local loop unbundling penetration is very low, and operators are facing difficulties in deployment. A great number of access conflicts have been submitted before the NRA.

        Tele2 has used verbal ordering since it was regulated in August 2004. The incumbent is still very aggressive in fixed telephony and it is using verbal ordering to win back preselected customers, in addition to special price plans and promotions, like bundled offers of line rental and traffic minutes. Tele2 has complained about those practices. Telefonica has recently obtained an authorisation for the provision of VOIP and is planning to launch its service this year.

        The price of line rental increased again during 2005, for a cumulative increase of 80% since 1998. Tele2 has complained about the lack of a wholesale line-rental product.

Licenses

        Tele2 is licensed to provide all the services that it currently provides and intends to provide in the near future in terms of fixed telephony, Internet access and mobile services (MVNO). Former licenses are still in force under the new Telecom Act, but obligations will be reviewed once the Authorization Conditions Regulation is finally published. Tele2 is duly registered in the CMT public Registry.

Interconnection

        For fixed-line telephony Tele2 has an interconnection agreement with Telefonica, based on regulated RIO, which is among the first in Europe to use various models like Interconnection per Minute and Interconnection by Capacity. Tele2 uses both systems depending on the actual need in the relevant province or region.

        Tele2 has filed a complaint before the CMT because mobile operators are reluctant to provide access to their networks. We were granted a mobile virtual network operator (MVNO) license (A2) in July 2002, but commercial negotiations have failed. Tele2 expects the CMT to take a decision before July 2005. Recently, a fourth GSM licence bidding process has started and the granting decision is expected to be known on June 20, 2005.

Products and Services

        Tele2 started in 2001 by providing services for international and long-distance calling for prepaid customers and later expanded to cover all major fixed-line indirect access services. Dial-up Internet service was launched in December 2003. ADSL was launched in November 2004.

Sales and Marketing

        Tele2 currently concentrates only on the residential fixed telephony market. ADSL has been a high-growth market from the second half of 2004, and Tele2 has entered this market with a wholesale offer using a partner's network.

Competition

        The incumbent (Telefonica) still has a very strong hold on the market, both fixed line and ADSL, and is extremely aggressive. Recently it launched a TV service, thus coming up with a triple play offer. Two main cable operators, ONI and AUNA, are set to merge, which will create a stronger rival.

        Other significant players are Wanadoo (France Telecom), Ya.com (Deutsche Telecom affiliate), which is only active in the ADSL segment, and Jazztel, which was previously experiencing financial difficulties but now has new management and additional cash.

Infrastructure

        Our network in Spain is based on a digital switch and digital transmission equipment to interconnect with Telefonica's network. The network is interconnected with national and international carriers, and allows Tele2 to provide fixed telephony, dial-up Internet and ADSL services.

Switzerland

Legal Framework

        A comprehensive new regulatory framework governing telecommunications services in Switzerland was established with the entry into effect on October 20, 1997 and January 1, 1998, of the Telecommunications Act (Fernmeldegesetz), or FMG. The FMG and implementing ordinances opened domestic and international public fixed-line telephony in Switzerland to full competition.

        The Ordinance to the FMG (Fernmeldeverordnung), or FDV, was amended on April 1, 2003 by new articles granting to all telecommunication service providers full access, shared-line access and bitstream access to the ultimate last line to the customer, which has been under Swisscom control. Swisscom has appealed to block these provisions.

        The FMG is also under review. The most important issue for Tele2 is that the Swiss Parliament is discussing the planned obligation for Swisscom to resell the "last mile".

Regulatory Framework

        Switzerland is not a member state of the European Union and therefore is not subject to European Union legislation relating to telecommunications. However, the deregulation of the Swiss telecommunications market has to a large extent run in parallel to deregulation in the European Union, and European Union directives and implementing legislation in various European Union countries have served as points of reference for the development of the Swiss regulatory regime.

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

  •
  Open Competition Subject to Licensing and Notification Requirements. With limited exceptions, anyone who provides telecommunications services and thereby independently operates a significant portion of the telecommunications installations used to provide transmission and anyone who wishes to make use of radio communication frequencies must obtain a license from the regulatory authority. Anyone meeting the conditions for a license application is entitled to receive a license, subject to frequency availability in the case of a license to use radio communication frequencies. Other providers of telecommunications services that are not required to obtain a license must file notice with the regulatory authority.

  •
  Universal Services. Swisscom is the only operator to provide universal service in Switzerland. It is unlikely that, in the near future, any operator other than Swisscom will be able to provide 100% full network coverage in Switzerland.

  •
  Price Ceilings on Universal Service. Swisscom may not increase the prices charged for specified universal services above the price ceiling for each service set forth in the regulatory ordinance. The price ceilings limit Swisscom's ability to rebalance tariffs by increasing prices for services such as basic access or local telephone calls.

  •
  Interconnection Prices. Market-dominant service providers must set their prices for interconnection services in a transparent and cost-oriented manner. As of January 1, 2000, such prices must be based on the long-run incremental costs of providing the interconnection service, which may include an appropriate return on capital employed and an amount for joint and common costs. The latest price list of interconnect rates became effective May 1, 2003. The new prices as of January 1, 2004 are the subject of an appeal by Tele2.

  •
  Carrier Selection. In order to promote competition in national and international telephony services, as of January 1, 1998, public fixed-line telephony service providers are required to provide call-by-call and pre-selection services.

  •
  Number Portability. As of January 1, 2000, public telephony service providers generally provide number portability.

        Important regulatory matters not resolved by the FMG are regulated by legislative bodies and regulatory agencies through the implementation of ordinances. Due to the relatively recent enactment of the FMG and the lack of prior competition in most of the Swiss telecommunications market, important aspects of the regulatory regime will require time to clarify. Legal challenges concerning the application of the FMG and the interpretation of the ordinances that follow may subsequently arise.

Licences

        Our Swiss subsidiary was granted a final license on February 9, 1999 to provide the requested fixed-line telephony services. On January 1, 2004, Tele2 received the final GSM 1800 license to provide mobile telephony services. The License has the following conditions:

        Coverage (population) timetable:

•
End 2005:    50% of one of the following cities: Geneva, Lausanne, Basel, Berne or Zurich

•
End 2006:    95% of one of the following cities: Zurich, Geneva, Basel, Bern or Lausanne and 50% of one further city

•
End 2008:    95% of Zurich, Geneva, Basel, Bern and Lausanne

        Quality:

  •
  96% grade of service at peak times

Interconnection

        The FMG provides that a telecommunications service provider with a dominant position in a particular market must provide interconnection to other telecommunications service providers on a non-discriminatory basis and in accordance with a transparent and cost-based pricing policy, stating the conditions and prices separately for each interconnection service. The FMG authorized the Federal Council of Switzerland to determine the principles governing interconnection. Failing a negotiated agreement between the market-dominating operator and another service provider, the regulatory authority may determine the interconnection conditions.

        The Federal Council has specified that a market-dominant provider must provide access to necessary equipment, services and information to other providers on a non-discriminatory basis and in the same manner that the market-dominant provider supplies these internally to its divisions, subsidiaries and partners.

Products and Services

Mobile Telephony

        In 2000, we launched a GSM reselling product in cooperation with Swisscom, giving the Tele2 Mobile network coverage of 98% of the area of Switzerland. Tele2 Mobile offers the use of prepaid cards. These cards can be recharged either by entering a pin code on the mobile handset or by calling a help line.

        In December 2003, Tele2 was awarded a GSM license in Switzerland. We have and are still building up mobile base stations in the city of Zurich and were able to fulfil the first milestone set by the licence by handling a call in December 2004.

Fixed-line Telephony

        We launched fixed telephony in Switzerland as soon as the market was deregulated in October 1998, and we have been able to take local traffic since April 1, 2002. We are known for our competitive rates, easy-to-understand pricing and for challenging the former monopoly.

ADSL

        Currently the only way to offer ADSL in Switzerland is by reselling Swisscom's product, which we have been doing since the end of 2002.

Sales and Marketing

        We base our sales activities on telemarketing (contracts via voice recording), stand and door-to-door activities, assisted by up-sale and cross-sale activities. These sales initiatives are backed up by TV, poster, print and direct mail activities. We focus on price and have launched a "Moonlight" price plan, offering free calls at night.

Competition

        Apart from the former monopoly (Swisscom), the TDC Company "Sunrise" is our main competitor. We all compete in a shrinking market, where fixed line telephony is heavily substituted by mobile and also recently by voice over TV cable. Lots of new price plans are being introduced to the market, many of them with binding periods. The more price plans that appear, the more complex it gets for the end customer to make a choice.

Infrastructure

        Given our GSM licence we are now investing in building up our own GSM network. Currently we are putting up GSM antennas in and around Zurich with the aim of launching a Mobile City Net product during the first half of 2005.

Portugal

Legal Framework

        Originally incorporated in 1988 as ICP—Instituto das Comunicações de Portugal, ICP—Autoridade Nacional de Comunicações, ANACOM is, for the purposes of article 3 of the Framework Directive, the Portuguese National Regulatory Authority. According to its current statutes, ANACOM is a public entity endowed with financial and administrative autonomy and with its own assets and charged with the general duties of regulating, supervising and representing the communications sector.

        Although ANACOM's statutes were not modified by either the Electronic Communications Law (Law 5/2004, of February 10—"2004 Communications Law"), or by the Electronic Commerce Law (Decree Law 7/2004, of January 7), its supervisory powers and particularly its regulatory policy objectives were broadened and it was given the power to impose new harsher penalties for infringements of electronic communications laws. Under the 2004 Communications Law, ANACOM's regulatory policy objectives may be summarised in two key objectives:

  •
  promoting effective competition in the provision of electronic communications network and service provision and rationalizing the use of frequency allocation and numbering resources; and

  •
  securing consumer protection, universal access services and privacy protection and acting as a watch dog for some aspects of the e-commerce.

        The 2004 Communications Law introduced two very important innovations in respect of ANACOM's powers and duties:

  •
  a consultation and transparency mechanism referred to as the "general consultation procedure", under which ANACOM will be required to hold public consultations as part of its regular decision making process; and

  •
  the empowerment of administrative courts to review the merits of ANACOM's decisions on appeal. Before the 2004 Communications Law, only appeal courts could review decisions on legal and procedural grounds.

ANACOM's powers as an independent regulatory agency are relatively new. However, over the last quarter of 2004 it considerably stepped up its supervisory and regulatory activity. ANACOM's Board of Directors may only be dismissed in very limited circumstances, and after their five-year term they may not be part of the management of any company subject to ANACOM supervision, i.e., any company holding a telecommunications or postal license or registry.

Regulatory Framework

        Most of the new EU regulatory package was implemented in a single act of Parliament, the 2004 Communications Law, which revoked practically all existing telecommunications regulations. Although some provisions of the 2004 Communications Law already dealt with data privacy issues, the Data Protection Directive was implemented on August 18, 2004.

Licenses

        Tele2 Portugal holds authorisations for the following activities:

  •
  Operating a public telecommunications network;

  •
  Providing fixed telephony service;

  •
  Providing data transmission service; and

  •
  Providing Internet services (ISP).

Interconnection

        The new legislation establishes the principle of freedom of negotiation of interconnection agreements between all operators, notwithstanding ANACOM's intervention powers. ANACOM may impose access and interconnection obligations on all operators whenever it believes this is appropriate to promote competition and protect the customer, and it may also impose technical and operational interconnection requirements.

Products and Services

        From the launch of our fixed telephony service in Portugal on September 12, 2003, we have offered local, national, international and fixed-to-mobile calls on a nationwide basis. On December 27, 2004, we launched a dial-up service as well.

Sales and Marketing

        Tele2 targets residential customers and its services are mainly marketed through direct sales and telemarketing, supported by media campaigns.

Competition

        Tele2 is an alternative telecom operator in Portugal and its main competitor is the incumbent PT Portugal Telecom.

United Kingdom

Legal Framework

        In the UK, the Telecommunications Act of 1984 provided the basis for the liberalization of the telecommunication market. A new regulatory framework for electronic communications networks and services (implementing the EC Communications Directives) became law in the UK on July 25, 2003. However, in the access network market the incumbent and the former public telecommunications operator, British Telecommunications plc ("BT"), still retains a dominant position.

        The Office of Telecommunications (Oftel) was the first regulator for the UK telecommunications industry. In December 1996, Oftel published its Code of Practice covering all public switched telephone networks in the UK. All calls originating or terminating in the UK that are carried by one or more of the networks are covered by this Code.

        In 2004 there were eight licensed mobile phone operators in the market. In August 1999, BT Cellnet agreed, at Oftel's insistence, to let independent service providers market their own pre-pay packages to customers on its network.

        Carrier pre-selection was introduced from January 1, 2000.

        A new regulatory framework for electronic communications networks and services, the Communications Act (the "Act"), became law in the UK on July 25, 2003. From that day all licences issued under the Telecommunications Act 1984 (including class licences) were revoked. The change in regulation of all forms of communications implements the EC Communications Directives. All former telecommunications licences have been replaced by standard general authorisations, a set of requirements on operators of "electronic communications networks" and the service providers that are authorised to use them. Oftel has ceased to exist and the new regulator is the Office of Communications (Ofcom).

Licenses

        Tele2 UK Communications Limited is authorised by Ofcom to operate a public electronic communications network (PECN). It has applied to be included in Ofcom's voluntary register of PECN with rights and obligations to interconnect (formerly known as the Annex 2 list) which is available for public inspection.

Interconnection

        Any operator authorized by license to operate a public telecommunications network is required to permit interconnection with its network, on public and non-discriminatory terms, to other public network operators and public telephone service providers. Market-dominant operators with significant influence over a relevant telecommunications market must fulfill certain supplemental obligations. In particular, they must publish their technical and pricing terms for interconnection to other operators. The operators that are considered dominant operators are determined annually by Ofcom. The only operators currently considered dominant operators in the fixed market are British Telecom and Kingston Communications.

Products and Services

        Tele2 UK launched fixed telephony in October 2003.

        In the United Kingdom, we provide a complete range of fixed-telephony services to private customers that consists of local calls, national calls, international calls, mobile phone calls and calls to non-geographic numbers.

        In addition, Tele2 UK also supplies national and international access through a digital switch based in London.

Sales and Marketing

        Tele2 targets residential customers and its services are mainly marketed through direct sales, supported by media campaigns.

Competition

        Tele2 is an alternative telecom operator in the United Kingdom and its main competitor is the incumbent, British Telecommunications.

Infrastructure

        Our network in the United Kingdom currently consists of a digital switching network terminating UK national and international destinations. In addition to using other local operators for termination, Tele2 UK has a number of direct interconnects into PTTs around the world.

Ireland

Legal Framework

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

        In June 1998 ODTR announced the introduction of "Carrier Selection" and "Carrier Access" to facilitate competition in telecommunications services. Wholesale line rental (SB-WLR) was introduced into the Irish market in the second quarter of 2004.

        In the mobile market, following the licensing of Meteor in 1999, there are a number of mobile operators in Ireland including Vodafone and O2. 3G was launched commercially in 2004. Currently there are no MVNO operations in the Irish market. ComReg, during its market framework analysis, found O2 and Vodafone "jointly dominant" and opened up the possibility of MVNO operations in the Irish market based on commercial negotiation. While the outcome is still unclear, this development may result in the opening up of this market in the near future.

        The new regulatory framework for electronic communications networks and services became law in Ireland from July 25, 2003 with the commencement of the Communications Regulation Act 2002 (the "Act"). This change in the regulation of all forms of communications implemented the EC Communications Directives. From July 1, 2003, all former telecommunications licences were replaced by standard general authorizations and a set of requirements on operators of "electronic communications networks" and the service providers that are authorised to use them. The former regulator, the ODTR, has been replaced by ComReg.

Licenses

        Tele2 Communications Services Limited is authorised by ComReg to operate a public electronic communications network (PECN).

Products and Services

        We have offered a fixed telephony service to the Irish residential population since September 2004. We offer Carrier Pre Select (CPS) voice telephony services.

Sales and Marketing

        We market fixed-line telephony and Internet services primarily through third-party direct sales suppliers. We also use television, print media and door drops, as well as special promotions and campaigns to promote sales of fixed-line telephony service. Customers can also sign up to Tele2 via our Call Centres or on-line.

        We promote ourselves as the price leader for telephony services, providing services of equal quality at a lower cost. Comparative advertising is used extensively in our marketing campaigns.

Competition

        The Irish market is highly competitive and is characterized by price competition. Eircom, the incumbent operator, has a dominant market position. In addition to Eircom, there are a number of competitors in the CPS and WLR (Wholesale Line Rental) market, most of which have been operating in the Irish market longer than we have. Currently, our competitors in the fixed-line telephony market include, among others:

  •
  Eircom (the incumbent);

  •
  BT Ireland (formerly Esat BT);

        This competition has led to lower prices for telephony services overall. Our call charges are generally lower than those of most of our competitors so our biggest challenge is to build our brand (and brand values) to the mass market in the face of established operators and brands.

Infrastructure

        We do not currently require any network infrastructure as our calls are routed through an external carrier via the incumbent's network. Plans for the future include the selective routing of relevant traffic via the Tele2 International network.

Calling Card Company (C3)

Legal framework and Licences

        Calling Card Company provides prepaid telephony services. It is categorized under the branded products and services sector within Tele2. CCC Holding BV is the holding company for the C3 group. Telephony services are provided by a PECN provider. Therefore no telecommunications licences are required directly. All interconnections are provided by the local Tele2 company. Services are provided across Europe, mainly in the following countries: Ireland, Austria, Belgium, the UK, France, Germany, Spain, Netherlands, Switzerland, Poland, Portugal and Italy.

Products and services

        C3 currently offer telephony via prepaid international calling cards, call shops and e-vouchers, as well as a rechargeable international calling card that can be used to make calls from 45 different countries. There are plans to launch mobile services for ethnic customers via the Dutch MVNOs and to launch "Mi-Locutorio", which is a MLM product designed for the call shop market, in Spain. However, not all products will be available in all markets.

Sales and Marketing

        Sales are directed via country managers in each country. These managers are responsible for creating new products as well as marketing these products via various channels. These channels include direct advertising via the distributors as well as mainstream advertising using print media. Distributors can also have cards branded as they wish to facilitate increased sales. Dealers are also offered commissions on card sales, which vary depending on the type of card as well as the country.

Competition

        The group faces intense competition from companies across Europe such as:

  •
  IDT

  •
  Nomicall

  •
  Planet Talk

  •
  Lyka Telecom

  •
  1st National

  •
  Swift Call

  •
  Voice Telecom

  •
  Vectone

  •
  Universalcom

Alpha Telecom

Legal framework and Licences

        Alpha International Overseas Telecommunications Services Limited, which has a registered branch office in Portugal, has authorisation from the Regulator to operate a telecommunications business from Portugal. Alpha International Overseas Telecommunications Services Limited is also authorised by Ofcom, the UK regulator, to operate an electronic communications network in the UK. Services are provided in the following countries: Ireland, the UK and France.

Products and services

        Alpha Telecom Communications Ltd currently offers telephony via a prepaid account service.

Sales and Marketing

        Sales are directed from the registered branch office in Portugal. The Sales and Marketing division is responsible for creating new products as well as marketing these products via various media channels.

Competition

        The group faces competition from companies in the UK such as:

  •
  One Tel

  •
  Telediscount

  •
  Telestunt

  •
  IDT

  •
  Nomi

  •
  Planet Talk

  •
  1st National

  •
  Swift Call

  •
  Voice Telecom

  •
  Vectone

  •
  Universalcom

Market Area Benelux

The Netherlands

Legal Framework

        The basic provisions of Dutch telecommunications regulation are laid down in the Telecommunications Act ("Telecommunicatiewet") of October 19, 1998, as modified on May 19, 2004. The revisions to the Act, based on European Union directives, grant more powers to the regulator

Onafhankelijke Post en Telecommunicatie Autoriteit ("OPTA"). Currently, the regulator is performing market analysis in order to decide on applicable remedies. Decisions on the remedies are expected in 2005. During this process the former Act and remedies will remain applicable.

        Carrier pre-selection (CPS) was implemented in The Netherlands on January 1, 2000. However, CPS for local traffic did not become available until August 1, 2002, while premium rated numbers will not become available before June 2005.

        The retail prices of the incumbent are required to meet a price squeeze test, i.e. the margin between the retail and wholesale price must be sufficient for an efficient operator to manage to provide a similar service, before the prices will be effective. Mobile number portability entered into force on January 1, 1999.

Licenses

        Under the Telecommunications Act, licenses for telecommunications providers are no longer required. Instead, it was sufficient to register Tele2 (Netherlands) BV in a public register.

Interconnection

        All providers of a public telecommunications network or telecommunication services offered to the public in The Netherlands for origination and termination services, who thereby control the means of access to end users, are obliged to enter into negotiations with other providers of such networks or services if those other providers request interoperability. The European Committee has started an infringement procedure against The Dutch Government since the EU Directives were not followed on this subject.

        Operators with significant market power in the market for interconnection are required to ensure that interconnection charges are non-discriminatory, transparent and cost-based. As a result, any such operator is required to provide interconnection to its competitors on terms comparable to those afforded to its subsidiaries, divisions and business partners. Every year the regulator reviews the interconnection rates of the incumbent. Cost calculations for originating access are still based on an Embedded Direct Cost (EDC) model. Terminating access is calculated based on long-run incremental costs (LRIC).

Products and Services

        Tele2 (Netherlands) B.V. began offering services in The Netherlands in October 1997. The strategic concentration is on residential pre-selection customers with limited focus on the Small/Home Office market.

        Our interconnect agreement with KPN had a term of three years, from 1997 to 2000, and is automatically extended for consecutive twelve-month periods unless terminated with six-months' notice. KPN charges interconnection rates based on the distance over which the call travels on its network, the applicable time-of-day tariff and the duration of interconnection.

        In August 2001, Tele2 launched the first MVNO in The Netherlands. Tele2 signed an agreement with Telfort, an independent GSM operator in The Netherlands. This service is operated on Tele2's own GSM equipment to handle calls, roaming, SMS and voice mail.

        Tele2 Netherlands launched a dial-up Internet service in August 2003. To be able to further develop Internet services a wholesale ADSL agreement was signed with KPN in December 2004, after which the ADSL consumer product was launched in April 2005.

Sales and Marketing

        Tele2 Netherlands is the country's largest alternative fixed telephony operator. Eight out of ten Tele2 fixed-line customers have pre-selection. During 2004 Tele2 NL operations focused on cross-selling prepaid mobile services to the residential fixed-line customer base and successfully launching a postpaid mobile product. Common ways of customer intake include direct sales, direct mailing and telemarketing.

Competition

        Our main competitor in the fixed-line market remains KPN although competition is getting more aggressive from cable operators and ADSL offers (whose service packages include VoDSL). Bundling of fixed-line subscriptions and voice services is not allowed. On the mobile side, Tele2 NL faces competition from both MNOs and MVNO/ESPs. The latter continue to offer "sim-only" products and Internet-based products (balance info/top-ups available on websites).

Infrastructure

        The structure of the Dutch Tele2 network consists of digital switches and digital transmission equipment to interconnect at all 20 Regional Interconnect Points with the incumbent's (KPN) network.

Luxembourg

Legal Framework

        The enforcement of telecommunications laws and regulations is carried out by the Luxembourg Institute of Regulation (Institut Luxembourgeois de Régulation, or ILR).

        The main objective of the Telecommunications Act is to create a competitive environment in the telecommunications sector, to allow the unrestricted provision of telecommunications services in accordance with the law, and to ensure the provision of a minimum universal telecommunications service. The Telecommunications Act sets forth principles governing universal service, open networks, terms and conditions of services, interconnection equipment, allocation of frequencies, numbering plans, easements on public and private property and telephone directories.

        Following changes in the EU regulatory framework, a new legislative package is expected to be enacted in 2005. Mobile number portability was introduced in February 2005.

        Until 1997, the telecommunications sector in the Grand-Duchy of Luxembourg was a state monopoly. Despite the adoption of European Union legislation aimed at liberalizing the markets for telecommunications services, the public sector remained the sole operator of telecommunications systems in Luxembourg. In 1997, the state monopoly was repealed and replaced by a more liberal legal framework, the Telecommunications Act (Loi du 21 mars 1997 sur les télécommunications), as amended.

Licenses

        The Telecommunications Act provides for a licensing regime that fundamentally conforms to European Union law. Mobile-telephony services are, along with various other telecommunications services, subject to a licensing requirement.

        The minimum schedule of conditions for the awarding of licenses to operate mobile-telephony services is set forth by the Grand-Ducal decree of December 14, 2001 (Règlement Grand-Ducal du 14 Décembre 2001 fixant les conditions minimales du cahier des charges pour l'établissement et l'exploitation de réseaux de services de télécommunications mobiles). The schedule of conditions provides for: (i) certain minimum coverage (95%) of GSM 900 and DCS 1800 services within a certain period of time; (ii) a maximum call blocking rate; and (iii) other specified minimum standards of service.

        Grand-Ducal decrees were enacted to promote the efficient use of radio transmitters and receivers and to monitor the use of the radio frequency spectrum in Luxembourg. This regime is expected to change with the introduction of the new legislative package.

        Our Luxembourg subsidiary, Tango, was granted a GSM 900/DCS 1800 license under the Telecommunications Act on November 28, 1997. The principal conditions of the license are as follows:

  •
  GSM coverage of at least 99% of the population and 97% of the territory;

  •
  DCS 1800 coverage of at least 76% of the population and 48% of the territory, including major highways and tunnels on major highways and in Luxembourg City;

  •
  Call blocking rate not exceeding 2.3%;

  •
  Provision of four calling plans (prepaid, low subscriber, medium subscriber and high subscriber);

  •
  Free provision during a period of at least five years following the launch of commercial operations of itemized billing, connection and subscription to voice mail services;

  •
  Provision of 24 hours-a-day and seven days-a-week multilingual (Luxembourgish, French, English and German) customer services free of charge; and

  •
  Undertaking not to increase the average call charges, as defined by reference to an average user call basket agreed upon between the ILR and Tango, during a period of five years following the launch of commercial operations.

        Tango's license is valid until 2012. Unless otherwise notified by the Ministry of Telecommunications prior to its expiration, the license will be renewed automatically for additional five-year periods. In addition to the initial fee of EUR 1,859,201, Tango is required to pay an annual management fee of at least EUR 400,000 and at most 0.2% of turnover for the market covered by the license concerned, and an annual frequency fee of EUR 7,500 per duplex channel.

        On May 22, 2002, Tango was granted a 3G license under the Telecommunications Law (modified on March 21, 1997) and under the Grand-Ducal decree of December 14, 2001. The principal conditions of the license are as follows:

  •
  Population coverage of 97% and geographical coverage of 92% by May 2004;

  •
  Population coverage of 99% and geographical coverage of 98% by May 2010;

  •
  Probability of connectivity of 95% (with call blocking rates at peak time below 1% and call seizure rate below 1.5%); and

  •
  Services offered at commercial launch to include higher quality voice service and data transmission at a speed of 384 kbit/s downlink and 64kbit/s uplink in the areas of coverage.

        These obligations are subject to modifications based on regulation and building permits, the granting of necessary authorizations, and the existence and availability of adequate 3G equipment. The Minister has the authority to modify the license upon a reasonable request by the license holder.

        Under the terms of the license, we have further committed to share sites on terms based on objective and transparent criteria and on costs, offer number portability from commercial launch onwards and offer technical and financial conditions for national roaming to other operators at the latest on the date of commercial launch.

        Tango's license is valid until 2017. Unless otherwise notified by the Minister of Telecommunications prior to its expiration, the license will be renewed automatically for additional five-year periods. Tango is required to pay an annual management fee of at least EUR 200,000 and at most 0.2% of the turnover for the market covered by the license concerned, and an annual frequency fee of EUR 24,000 per MHz of duplex symmetrical channel in paired bands and EUR 12,000 per MHz of simplex channel in non-paired bands.

        On February 10, 1999, the Luxembourg regulatory authority granted Tele2's subsidiary a license with a term of 30 years to provide fixed-line telecommunications services in Luxembourg. The license is renewable for ten-year periods. Significant terms of the license include:

  •
  An obligation that 95% of customers with fixed lines be activated within eight hours, if the point of interconnect already exists;

  •
  An obligation that 90% of customers with fixed lines be activated within 15 days, if the point of interconnect does not yet exist;

  •
  An obligation that 99% of all requests for appointments with the company be granted; and

  •
  A dropped call rate of no more than 1%.

Interconnection

        Our network in Luxembourg is interconnected with EPT's, to terminate calls on EPT's fixed network and on networks of operators with which Tango/Tele2 Luxembourg does not have direct interconnection, and VoxMobile's to terminate on its mobile network. We have an interconnect agreements with the EPT and one with VoxMobile, which can be terminated on three months' notice. Interconnect rates are renegotiated every year. We charge a uniform tariff rate for fixed international calls, regardless of whether such calls are made during peak or off-peak hours.

        There are different interconnect rates for calls terminating on fixed or on mobile networks. Rates vary if calls are made during peak or off-peak hours. Interconnect rates do not vary for national or international calls.

Products and Services

        Tango holds a combined GSM 900/DCS 1800 license and has sold a wide range of services since 1998. UMTS commercial services were launched in June 2004. Tele2 Luxembourg provides a variety of fixed-line telecommunications services. The company has offered fixed telephony since 1999 and launched Internet services in 2000. Pre-selection customers comprised almost half of Tele2 Luxembourg's customer base in 2004.

        In 2002 we established an Everyday Media subsidiary operating as T.TV, which is licensed to broadcast 24 hours a day over the Luxembourg cable network and via the Astra satellite. Apart from marketing Tango's services, the main purpose for this structure is to create interactivity between the media and mobile telephony by using SMS, MMS and WAP as bearers of content services being generated by the media companies. With the capacities offered by UMTS, we will offer to the market new services based on the convergence between television and mobile.

Sales and Marketing

        For the fixed-line business, traditional channels are used, like direct mail and telemarketing, with the main focus on the residential market. Mobile subscriptions are sold via Tango shops, telemarketing and cross sales via our fixed-line base. Active promotions are another source of customer intake. The business segment is approached by our sales managers with an account management structure.

Competition

        In May 2004 a new mobile operator, VoxMobile, started operation. On the fixed-line side we mainly compete with the local incumbent (EPT).

Liechtenstein

Products and Services

        We have provided mobile telephony services in Liechtenstein since March 2000 under the Tango brand. We hold a license for GSM and were awarded a UMTS license in 2002.

        We have provided fixed telephony services in Liechtenstein under our own brand since 2000. We hold a license for all types of fixed telecommunications services, including the Internet.

Belgium

Legal Framework

        The basic provisions of Belgian telecommunications regulation are still those set forth in the Act of March 21, 1991, as modified on December 17, 1997 and thereafter. It created the Belgian Institute of Postal and Telecommunications Services (the "BIPT"), which is the regulatory authority for the telecommunications sector in Belgium. The BIPT became independent by the law of January 17, 2003. However, following a decision by the Belgian Constitutional court, the Federal government and the French, Flemish and German Communities have to reach a cooperation agreement by the end of 2005, otherwise some of the BIPT competencies under the law of January 17, 2003 could become void. The 1991 Act states that the provision of telecommunication services is generally to be liberalized, provided that the conditions and procedures laid down in the applicable laws and decrees are fulfilled. The 2002 European Regulatory Framework has not been implemented yet. One Chamber of the Parliament voted on the new law on April 21, 2005. In March 2005, the European Court of Justice condemned Belgium for the late implementation of the European directives.

        Carrier selection has been in place since January 1, 1998. Carrier pre-selection became compulsory in Belgium on January 1, 2000. The royal decree of March 16, 2000 obliges fixed operators to offer number portability to end-users. Mobile number portability entered into force on October 1, 2002. The 1991 Act contemplated the creation of a fund to finance universal telecommunications services. The unbundling of local loop and bitstream access was imposed on SMP operators (i.e. Belgacom) on December 12, 2000. Belgacom must annually publish a Belgacom Reference Unbundling Offer (BRUO) and a Belgacom Reference Offer on Bitstream Access (BROBA).

        Articles 87 and 92 of the 1991 Act regulate the granting of voice telephony licenses and infrastructure licenses. The rights and obligations under these licenses are defined in two royal decrees dated June 22, 1998. The royal decrees include provisions on interconnection, quality and availability of services, numbering, duration of licenses, privacy of communications, public safety, provision of directory information, equal treatment of foreign operators, publication requirements, collaboration with the ombudsman service and universal service obligations. Since January 2004, new entrants (including MVNOs) are entitled to merely notify the BIPT. New entrants need no longer apply for a license. License holders remain subject to the 1991 Act until the new law enters into force.

Licenses

        On March 24, 2000, the Minister for Telecommunications granted to Tele2 Belgium SA a license to provide voice telephony services over the entire Belgian territory and a license to establish and operator a public telecommunication network in the municipalities covered by the geographical license scope. The voice telephony license is granted for 15 years and will be automatically renewed for 10-year periods, unless Tele2 Belgium or the Minister terminates the license by written notice. The network license is granted for an undetermined period of time. No investment or coverage obligations are linked to these licenses. Tele2 Belgium SA fully complies with the terms of its licenses.

Interconnection

        All providers of a public telecommunications network or of telecommunication services offered to the public in Belgium, who thereby control the means of access to end users, are obliged to enter into negotiations with other providers of such networks or services if those other providers request interconnection.

        In relation to interconnection tariffs, operators with significant market power in the market for interconnection (i.e. Belgacom, Belgacom Mobile and Mobistar) are required to ensure that interconnection charges are non-discriminatory, transparent and cost-based. The BIPT reviews and approves every year the Belgacom Reference Interconnection Offer (BRIO) which includes all technical, commercial and financial terms of interconnection with the incumbent.

Products and Services

        Tele2 Belgium offers fixed-telephony and Internet services to the residential population. The operations were launched in January 2003 in Brussels and in July 2003 in the rest of the country.

Sales and Marketing

        The company markets to the Belgian residential population through a mix of telemarketing, direct sales, TV and print media.

Competition

        The main competitors in the market are Belgacom (the incumbent), Telenet (a cable operator) and Scarlet.

Infrastructure

        The structure of the Belgian Tele2 network consists of digital switches and digital transmission equipment to interconnect at all Regional Interconnect Points with the incumbent's (Belgacom) network.

Market Area Services

ProcureITright (PIR)/Proceedo

        ProcureITright (PIR), acquired during 2002, is a procurement consultant that targets the TIME segment (telecommunications, information, media and entertainment). The company focuses on strategic procurement and procurement of technically complex products and services. PIR offers a complete range of procurement services, which enable the customer to outsource procurement. PIR is also the majority owner in a company called Proceedo, which provides eProcurement solutions, including market places and electronic invoice solutions in the Nordic region. The market for outsourcing procurement services is expected to grow in 2005. PIR works globally and has completed a number of projects in 34 countries in Europe, Asia, Latin America and Africa. Its head office is located in Stockholm.

Radio Components Sweden AB

        One of Radio Components' products is an antenna solution for GSM 1800, which reduces the need for sites by a factor of three to four for coverage build-out. With the acquisition of this company in 2003, Tele2 has helped to secure a cost-efficient build-out in Russia and in areas where mobile rollouts may occur.

Uni2

        Uni2 is an IT outsourcing supplier with operations in Sweden, Denmark, Norway, the UK, Luxembourg, Estonia, Latvia and Lithuania. The company, with around one hundred employees, takes responsibility for all or part of the customer's IT environment and works to standardise and streamline the customer's business operations. Using centralised automated functions and remote access, UNI2 can reduce the customer's overall IT costs. UNI2 also offers functional responsibility, which means the Company guarantees that a particular IT function is working. Uni2 has four different areas of service: desktop solutions—operation of PC workplaces, server solutions—operation of servers, system solutions—shared customer applications and security solutions. Security is an important aspect of all the solutions provided by Uni2. The target market is primarily small and medium-sized companies.

3C Communications

        3C Communications (3C) offers integrated solutions for card processing to the hospitality, retail, parking and e-commerce industries. 3C has a presence in 23 countries, with a customer base consisting of 750 hotels, 500 restaurants/retailers, 550 parking companies and more than 100 e-commerce customers. 3C also has credit card phones at more than 1,000 locations in Europe's largest cities and airports.

        3C has launched services in North America and in 2004 3C introduced a new integrated application for the conversion of card transactions into foreign currencies.

Item 5: Operating and Financial Review and Prospects

        This discussion of our results of operations and liquidity and capital resources includes forward-looking statements that involve risks and uncertainties. Our actual results in the future could differ materially from those anticipated in these forward-looking statements. See "Forward-Looking Information" and Item 3: "Key Information—Risk Factors." Our Consolidated Financial Statements, and the other financial information relating to the Tele2 companies set forth in this section, have been prepared in accordance with Swedish GAAP. See "—U.S. GAAP—Reconciliation from Swedish GAAP to U.S. GAAP." You should read the following discussion in conjunction with our Consolidated Financial Statements and the accompanying Notes thereto appearing elsewhere in this Annual Report.

Introduction

        We had a total of 27.8 million customers at December 31, 2004. Our total number of customers for 2004 increased by 25%, compared with 2003, corresponding to 5.0 million customers, not including customers of the acquired UTA. Our operating revenue in 2004 amounted to SEK 43,033 million, an increase of SEK 6,122 million, or 16.6%, including (and 17.2% excluding) exchange rate effects, from SEK 36,911 million in 2003. The Group's ARPU (monthly average revenue per unit), not including customers of UTA, was SEK 145 in 2004 compared to SEK 157 in 2003. The decline on the previous year's figure is largely a dilution effect due to the fact that growth was highest in countries with a low ARPU.

        Operating profit/loss totaled SEK 2,789 million, compared with SEK 1,866 million in 2003, with an operating profit margin of 6.5% for 2004 compared to 5.1% in 2003.

        Net interest expense and other financial items totaled SEK -108 million for 2004, with capital gain from the shares in Song Networks boosting financial items by SEK 171 million, compared to SEK -599 million in 2003. The average interest rate on outstanding liabilities was 3.5% in 2004 compared to 5.0% the same period last year. Profit after financial items amounted to SEK 2,681 million for 2004, compared to SEK 1,267 million in 2003.

        Tax on net profit for 2004 and 2003 amounted to SEK -779 million and SEK 1,092 million, respectively, which had a positive net effect of SEK 729 million and SEK 2,011 million respectively on the tax part of accumulated losses in companies that began to report positive results during the year. Net profit was SEK 1,902 million in 2004 compared to SEK 2,396 million in 2003. Earnings per share, after giving retrospective effect of the 2005 share split, were SEK 4.29 after full dilution, compared with SEK 5.40 in 2003.

        In 2004, cash flow from operating activities amounted to SEK 5,876 million, compared to SEK 5,974 million for 2003, and cash flow after investments in intangible and tangible assets rose to SEK 4,314 million, compared to SEK 4,084 million for 2003. Investments (CAPEX) amounted to SEK 1,562 and SEK 1,890 million respectively or 3.6% and 5.1%, respectively, of operating revenues.

Factors Affecting Revenues

1.     Mobile Telephony Services

        The main revenue source for our mobile telecommunications business is air-time revenues, which consist of charges for calls that originate or terminate in our mobile telecommunications network. Air-time revenues depend on the number of customers, call volume and tariff pricing. Air-time revenues also include charges for "roaming" calls. Roaming calls are calls made by customers of other mobile networks that originate or terminate in a jurisdiction covered by our network, as well as calls made or received by our customers in a jurisdiction covered by another operator's network for which we receive revenue.

        Other revenue sources include monthly subscription fees, service activation fees and customer-calling services. The rates we charge for air time, monthly access and service activation are the key determinants of the level of our mobile telephony revenues.

Number of Customers

        The total number of mobile telephony customers increased by 29% to 8.3 million as of December 31, 2004, compared to 6.4 million as of December 31, 2003. The prepaid card business increased its customer base by 32% to 6.1 million as of December 31, 2004, compared to 4.6 million as of December 31, 2003. Our post-paid business accounted for the remaining 2.2 million customers as of December 31, 2004, compared to 1.8 million as of December 31, 2003.

        Our mobile telephony operations in Sweden had 3.4 million customers as of December 31, 2004, an increase of 3% on an annual basis. Nordic accounts for 46% of our group's mobile telephony customers. Mobile telephony customers in Baltic & Russia increased by 64%, accounting for 44% of our group's total number of mobile telephony customers. Benelux accounts for 8% of our group's mobile telephony customers.

        Our customer base is affected by the level of churn and the level of passive customers. "Churn" refers to subscription terminations that are either voluntary, upon termination by the customer, or involuntary, due to non-payment of bills or because of suspected fraudulent use. "Passive customers" are customers that continue to pay subscription fees but do not use their phones. We generally seek to minimize customer churn by providing strong customer service and high-quality services at competitive prices, as well as through customer loyalty programs and direct customer communication. We believe, based on an independent survey conducted twice every year, that our emphasis on programs intended to promote customer loyalty and our improved coverage have increased customer satisfaction across our operations. Continued customer growth is also dependent on tariff pricing as well as, among other things, general economic conditions, competitive pressures and the quality and coverage of our mobile telecommunications network.

Call Volumes

        Our mobile telephony revenues are affected by the call volume per customer. The influx of new private customers in recent years has been partly a result of our strategy to attract mobile telephony customers with call patterns that are different from those of business customers. However, we also focus mobile telephony marketing efforts on large corporate and other high-volume customers to maintain an appropriate balance of customers with differing calling patterns with the aim of ensuring maximum utilization of our network at all hours of the day.

        We anticipate that our aggregate revenues will continue to increase as our customer base grows. However, while increased usage has thus far sustained average revenue per customer, we believe that this average is likely to decline over time as the number of low-usage customers on our network increases. An increase in the proportion of the number of low-usage customers could have the effect of diluting the average revenue per customer and therefore lowering average revenue per customer, even while overall aggregate revenues increase.

Tariff Pricing

        Tariff pricing structures vary between market areas. Typically, we offer three or four main mobile telephony tariff structures for post-paid customers, with different airtime, monthly access and service activation charges that are designed to cater to different customer usage patterns. Airtime tariffs for domestic calls vary depending on the time of day when a call is made and tariffs for international calls vary according to the destination of the call. We charge mobile customers separately for certain of the additional custom-calling services we offer, such as voice-mail, call waiting, call forwarding, short message service and data and facsimile transmission.

        Prepaid customers purchase an initial start-up package and then purchase cards for fixed amounts from which their call charges are deducted. Prepaid customers do not pay monthly fees.

        We believe that future price levels will be determined primarily by the level of competition in the GSM and UMTS services market, changes affecting underlying costs, increased competition from other technologies and local telecommunications regulators' decisions on termination fees. See "—Factors Affecting Expenditures—Mobile Telephony Services—Cost of Services" and Item 3: "Key Information—Risk Factors."

2.     Fixed-line Telephony and Internet Services

        The main revenue sources for our fixed-line telephony and Internet services are call charges from international, national and fixed-to-mobile telephony and revenue from international traffic from overseas entities with which we have direct carrier agreements, known as "return traffic." We also generate revenues from subscription fees for our ADSL and dial-up Internet access, as well as from payments for the provision of leased lines and permanent Internet capacity to direct access customers.

        Average monthly revenue per customer varies significantly from market area to market area depending on factors such as price differentials, the percentage of international calls, the percentage of fixed-to-mobile calls and general competitiveness in the fixed-telephony and Internet services market. Average monthly revenue per customer in the Nordic market area tends to be higher than in our continental European markets because of lower usage per customer, which is explained by the lower penetration of preselect in continental Europe. We introduced preselect in the Nordic market area a few years before it was introduced in the continental European countries in which we operate.

Tariff Pricing

        The most significant factor that has affected, and is expected to continue to affect, our revenues in the Nordic market area is the level of our rates. The most significant factors affecting continental European revenues are the number of customers in our targeted markets, their usage levels and our tariffs.

        Our fixed-line call charges are either based on a rate per second that varies depending upon the destination and time of the call or a fixed fee per month for unlimited call minutes, again depending on the destination and time of the call. In some markets we also charge a connection fee for each call. The rates which the relevant former monopoly charges its customers are likely to represent the upper limit on the rates we can charge for similar services. Hence, rate reductions by the former monopoly for services offered by us without corresponding reductions in the former monopoly's interconnection charges could have an adverse effect on our profitability. We believe that downward pressure on rates and interconnection charges is declining.

        Due to technological improvements, liberalization of the European telecommunications market and increased availability of transmission capacity from third parties, we expect costs per minute to decline. We expect that the decline of per-minute costs will outpace any decline in per-minute rates. If reductions in costs do not outpace reductions in revenues, we may experience a substantial decline in our margins on calls. Absent a significant increase in billable minutes of traffic carried or increased charges for additional services, this would have a material adverse effect on our business and financial results.

Preselection

        Preselection is an option whereby a customer can have all calls routed through an operator of the customer's choice, without having to dial a prefix for every call. The availability of preselection in a given country depends, among other things, on the speed of implementation of the service by the relevant national public telecommunications operator. Our experience in markets where preselection has been introduced is an increase in revenues per customer. Our intention is to introduce this service in each market served by the Tele2 brand as permitted by the relevant regulators.

Resale of fixed-line subscriptions

        Our source of revenue from resale of fixed-line subscriptions is the monthly fixed fee. As of December 31, 2004, we were only able to offer resale of fixed-line subscriptions in three of the countries in which we operate. As deregulation continues across Europe, we expect to be able to offer this service in more countries, which would affect revenues from resale of fixed-line subscriptions. The number of customers that we can attract in each country and the pricing levels of the fixed fee are also significant factors that affect our fixed-line subscription revenues. Though margins for this product typically are very thin, we expect a positive effect on churn and thus profit levels.

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

        Our costs have risen more slowly than revenues. This is due primarily to the effect of economies of scale, decreases in the interconnect rates payable for mobile calls delivered to other networks and an increase in local mobile-to-mobile calls among mobile telephony customers within our network that do not incur interconnect expenses. The Swedish regulatory authorities have indicated that we and other Swedish mobile telecommunications operators may be required to reduce mobile interconnection rates in the future. The benefit to us of cost reductions associated with lower interconnection rates payable by us are likely to be offset in part, or possibly exceeded, by reductions in our revenues from incoming traffic.

Sales and Marketing Expenses

        Sales and marketing expenses include fixed commissions that are paid to dealers for the acquisition of customers, marketing contributions, variable dealer commissions, advertising and other marketing costs, as well as certain costs of sales and marketing personnel. Dealer commissions have fallen significantly from previous levels. Marketing contributions consist of contributions made to dealers to subsidize their marketing activities in connection with periodic sales campaigns. Marketing contributions vary according to the sales campaign but are not related to a dealer's actual customer intake during a campaign. Competition has kept our fixed dealer commissions at relatively high levels. Variable dealer commissions consist of air-time commissions, which depend on the call volume of the customers obtained by each dealer. In recent years, our prepaid customer base has grown more rapidly than our contract customer base, and average sales and marketing expenses per prepaid customer are generally lower than for contract customers. In an effort to reduce fixed dealer commissions, new tariff plans have been introduced, with no subsidised handset offset by lower per minute charges.

        Expenditures for advertising and other marketing activities (e.g., dealer commissions) are charged to expense on an ongoing basis. Marketing activities will have a negative effect on results of operations in the period the marketing activity is performed, but the result of the marketing activity will often have a positive effect (increased revenues) in subsequent periods. This will result in fluctuations in our operating profit depending on when and to what extent marketing activities are undertaken.

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

        Goodwill related to the acquisitions of Tango, Tele2 Eesti, Tele2 Latvia and Tele2 Russia is amortized over a 20-year period and recorded as cost of services sold.

2.     Fixed-line Telephony and Internet Services

Cost of Services and Revenues

        Our cost of services for fixed-line telephony and Internet services includes the cost of interconnecting to the relevant state-owned or formerly state-owned public telecommunications operator's networks or to the networks of other local operators, including mobile operators, and the cost of transmission and leased lines. We also include certain costs of production and services personnel in the cost of services. We expect that rates charged by state-owned or formerly state-owned public telecommunications operators will continue to fall, but that these expenses will increase overall, as our fixed-line customer base and total call volumes increase. The level of interconnect costs is an important factor in determining whether it is cost-effective for us to offer certain services. By transmitting calls along our own owned or leased network as far as possible before interconnecting with the network of any other operator for transmission of a call we are able to control, to a certain extent, the level of our fixed-line interconnect costs.

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

Selling and Administrative Expenses

        Selling and administrative expenses include marketing costs, amounts paid to Transcom World Wide for call center services and general expenses related to administrative functions, as well as costs that cannot be allocated to other functions. We anticipate that these costs will increase in conjunction with the growth of our operations and work force expansion. In particular, we expect our continental European marketing expenses to increase significantly as we expand our fixed-line telephony services and increase call center service purchases from Transcom World Wide. However, we expect the impact of such increased outsourcing costs on revenue growth to be mitigated by corresponding savings in respect of cost of personnel. Accordingly, our results of operations will vary, depending on the timing and speed of our expansion strategy. We expect that, during a period of rapid expansion, sales and marketing expenses will be relatively higher than during more stable periods of growth.

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

        Goodwill related to the acquisitions of SEC, Datamatrix and Tele2 OÜ is amortized over a 20-year period and recorded as cost of service sold. The goodwill related to the acquisition of Alpha Telecom was being amortized over a 10-year period and recorded as cost of services sold. However, at December 31, 2004, the Alpha Telecom goodwill was reclassified to the intangible assets, brand names and interconnection agreements which are amortized over a 5-year period.

3.     Cable Television Services

        The principal operating costs for our cable television services include the costs of programming, system maintenance and customer service expenses. Our programming costs have decreased in recent years due to the decline in customer numbers that resulted from the transfer of small master antenna-based (SMATV) customers of Finvision, a related company, as well as the outsourcing to ViaSat, a related company, of program distribution to individual cable or fiber-optic based television (CATV) customers. Both system maintenance and customer service costs have been relatively stable in recent years. We expect system maintenance and customer service costs in the future to change proportionally with the number of customers. The cable television industry in Sweden has not shown significant growth for several years, with approximately 70% of households connected. If demand for cable service increases, costs would likely rise proportionally. Future growth of Internet service on the 950 MHz band could increase expenditures on cable infrastructure, customer service and technical support.

4.     Other Operations

Fixed Credit Card Phone, Fax and Internet Telephony Services

        3C incurs expenses relating to its credit card phone, fax and Internet telephony equipment, as well as commissions payable for use of the location of its equipment.

Critical Accounting Policies under Swedish GAAP

        Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with Swedish GAAP. Our reported financial condition and results of operations are sensitive to accounting methods, assumptions and estimates that underlie preparation of the financial statements. We base our estimates on historical experience and on various other assumptions, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources.

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

Depreciation and Amortization of the Acquisition Value of Fixed Assets

        Depreciation and amortization according to plan is based on the acquisition value of the fixed assets and estimated utilization period, with the estimated residual value deducted at the end of the utilization period.

        Amortization periods for goodwill are determined on the basis of each acquisition's estimated strategic significance. An amortization period of 20 years applies to corporate acquisitions in new markets. This means that goodwill arising from all strategic acquisitions in recent years (i.e., acquisitions in the Baltic States, continental Europe and Russia) is amortized over a period of 20 years. Our management conducts regular evaluations to confirm that these assumptions remain reasonable.

        If technology develops more quickly than expected, or competition, regulatory requirements or market conditions develop differently than expected, this may affect the company's future assessment of utilization periods. Changes to the assessments may in turn affect operating profit/loss.

Impairment of Intangible Assets and Property, Plant and Equipment and Related Goodwill

        Our management regularly makes assessments of the recoverable value of intangible and tangible assets. Management has to make certain assumptions and estimates which may have a significant effect on the evaluation of the recoverability of an asset. If the actual outcome varies from these estimates or if Tele2 changes these estimates in the future, this may have considerable impact on the future results.

Deferred Taxes

        The calculation of deferred taxes takes into consideration temporary differences, including the valuation of unutilized loss carry-forwards. Deferred tax assets are reported only for loss carry-forwards to the extent that it is more likely than not that the loss carry-forwards will be utilized in the future. Our management conducts regular appraisals to confirm that previous assessments are reasonable. The valuation of deferred taxes is based on expectations about future results and market conditions, which by nature are subjective. Utilization of deferred tax assets may differ from the present estimates, which may affect future results.

Disputes and damages

        Tele2 is involved in a number of disputes. For each individual dispute, an assessment is carried out of the most likely outcome, and the results are presented in accordance with this. If the actual outcome is different from these assessments or if Tele2 changes them in the future, this may have a considerable impact on the results.

Reserves for Doubtful Accounts

        Receivables are valued regularly and reported in the amounts expected to be paid. Reserves for doubtful receivables are based on various assumptions and historical experience. Future payments received may vary from the amounts that have been reported in the financial statements net of the reserve.

U.S. GAAP

Reconciliation from Swedish GAAP to U.S. GAAP

        Our financial statements are prepared in accordance with Swedish GAAP, which differ in certain significant respects from U.S. GAAP. Adjustments that must be made for the purpose of reporting our net profit for 2004 in accordance with U.S. GAAP amounted to SEK 1,335 million, of which SEK 1,525 million relates to the reversal of the Swedish GAAP amortization of goodwill as goodwill is not amortized under U.S. GAAP. Adjustments that must be made for the purpose of reporting shareholders' equity as of December 31, 2004 in accordance with U.S. GAAP amounted to SEK 10,515 million, of which SEK 6,370 million relates to calculating the share price and the value of net assets when we acquired SEC in 2000 and SEK 4,601 million relates to the reversal of the Swedish GAAP amortization of goodwill which is not recorded for U.S. GAAP.

        The other adjustments to arrive at U.S. GAAP relate to: (i) transactions between companies under common control; (ii) valuation of acquired loss carry-forwards; (iii) tangible fixed assets; (iv) lease agreements; (v) accounting for step acquisitions; (vi) accounting for surplus value of acquisitions; (vii) connection charge; (viii) other.

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

Impairment of Intangible Assets and Property, Plant and Equipment and Related Goodwill

        When assessing impairment of intangible and tangible fixed assets, and to calculate any write-down amount, Swedish GAAP mandate that a future discounted cash flow be calculated and compared with the carrying value of the related asset. According to U.S. GAAP, a non-discounted cash flow is calculated to assess the need for any impairment write-down. Management has to make certain assumptions and estimates which may have a significant effect on the evaluation of the recoverability of an asset. If the actual outcome varies from these estimates or if Tele2 changes these estimates in the future, this may have considerable impact on the future results.

        Swedish GAAP stipulate the application of amortization of goodwill and other intangible assets. According to U.S. GAAP, there is no amortization of goodwill and other intangible assets with an indefinite life beginning January 1, 2002. These assets instead undergo testing to determine whether impairment has occurred. The test is based on expected future cash flow of the reporting unit to which goodwill is attributable. Expected cash flow is based on the management's best estimate, but this is inherently uncertain. Different estimates about the future may result in different valuations of goodwill.

Revenue Recognition

        According to Swedish GAAP, connection charges are recognized as revenue when collected at the inception of a contract.

        According to U.S. GAAP, for all contracts entered into prior to 2004, connection charges collected at the inception of a service contract were deferred and recognized as revenue over the period in which there is a customer relationship which is approximately three years. Effective for new contracts entered into from January 1, 2004, U.S. GAAP changed in regards to the Group's accounting for revenue arrangements containing multiple elements which are required to be treated as separate units of accounting as a result of the adoption of Emerging Issues Task Force Issue ("EITF") No. 00-21 ("EITF 00-21"). Where a revenue arrangement contains multiple elements which are determined to require separate accounting, total revenue under the contract is allocated and measured using units of accounting within the arrangement based on relative fair values.

        The application of EITF 00-21 by the Group to revenue arrangements containing multiple elements which are required to be treated as separate units of accounting generally results in the connection charge being recognized as revenue at the inception of the contract, together with any proceeds received pertaining to the delivery of a mobile handset.

        EITF 00-21 did not change the Group's U.S. GAAP accounting for connection charges collected on revenue arrangements which are determined not to contain multiple elements which require separate accounting—that is, the Group continues to defer and amortize connection charges for such arrangements.

        Connection charges received on all contracts prior to 2004 continue to be deferred and amortized over the estimated life of the customer relationship. The adoption of EITF 00-21 during 2004 did not have a significant effect on the Group's consolidated financial position or results of operations under U.S. GAAP.

Effects of New Accounting Pronouncements

U.S. GAAP

        In December 2003, the U.S. Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 46 (revised December 2003), "Consolidation of Variable Interest Entities," ("FIN 46R") which addresses the consolidation of variable interest entities by business enterprises. Variable interest entities are entities in which either the equity investment at risk is not sufficient to absorb the probable losses without additional subordinated financial support from other parties, or the investors with equity at risk lack certain essential characteristics of a controlling interest. Under FIN 46R, Tele2 must consolidate any variable interest entity in which Tele2 holds variable interests and Tele2 is deemed the primary beneficiary. Portions of the requirements of FIN 46R were required to be adopted in 2003, while other portions were required to be adopted in 2004 under the transition rules. The adoption of the remaining provisions of FIN 46R during 2004 did not have a material effect on the Tele2's consolidated financial position or results of operations reported in accordance with U.S. GAAP.

        In May 2003, the EITF of the FASB reached a consensus on Issue No. 00-21 "Revenue Arrangements with Multiple Deliverables" ("EITF 00-21"), providing further guidance on how to account for multiple element contracts. EITF 00-21 was effective for all arrangements entered into on or after January 1, 2004. The adoption of EITF 00-21 during 2004 did not have a significant effect on Tele2's consolidated financial position or results of operations reported in accordance with U.S. GAAP.

        In December 2004, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 123 (revised 2004), "Share-Based Payment"("SFAS 123R"). The revised standard eliminates the alternative used by Tele2 in accounting for share-based compensation using the intrinsic value method of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees." The revised standard generally requires the recognition of the cost of employee services based on the grant date fair value of equity or liability instruments issued. The U.S. Securities and Exchange Commission issued Staff Accounting Bulletin No. 107 in March 2005 to express the view of the staff regarding the interaction between SFAS 123R and certain Securities and Exchange Commission rules and regulations and provide the staff's views regarding the valuation of share-based payment arrangements for public companies. The effective date of SFAS 123R for Tele2 is January 1, 2006. Although the revised standard applies to new awards granted after the effective date, the revised standard also may, in certain instances, impact the accounting for awards granted before the effective date. The impact of the adoption of the revised standard on Tele2's consolidated financial position and results of operations reported in accordance with U.S. GAAP has not been determined.

        In December 2004, the FASB issued SFAS No. 153, "Exchanges of Non-Monetary Assets—an amendment of APB Opinion No. 29" ("SFAS 153"). APB Opinion No. 29, "Accounting for Nonmonetary Transactions", provided an exception to the basic fair-value measurement principle for exchanges of similar productive assets. That exception required that some nonmonetary exchanges, although commercially substantive, be recorded on a carryover basis. SFAS 153 eliminates the exception to fair value for exchanges of similar productive assets and replaces it with a general exception to fair value measurement for exchange transactions that do not have commercial substance, that is, transactions that are not expected to result in significant changes in the cash flows of the reporting entity. SFAS 153 is effective prospectively for Tele2 in accounting for nonmonetary asset exchanges under U.S. GAAP occurring in fiscal periods beginning after June 15, 2005.

        In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections—a replacement of APB Opinion No. 20 and FASB Statement No. 3" ("SFAS 154"). The Statement applies to all voluntary changes in accounting principle, and changes the requirements for accounting for and reporting of a change in accounting principle. SFAS 154 requires retrospective application to prior periods' financial statements of a voluntary change in accounting principle unless it is impracticable. APB No. 20, "Accounting Changes" previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005 (fiscal 2006 for Tele2). We have not yet assessed the impact of the adoption of SFAS 154.

Swedish GAAP

        From January 1, 2005, Tele2 will present its consolidated financial statements in accordance with International Financial Reporting Standards, or IFRS. There has been a gradual transition to accounting policies identical to IFRS in recent years in Sweden, with most of the recommendations of the Swedish Financial Accounting Standards Council having been revised to comply with IFRS. Tele2 has been applying all the recommendations issued by the Swedish Financial Accounting Standards Council for some time, which means that the majority of its accounting already complies with IFRS. Despite the gradual adoption, the requirement for full transition to IFRS will have an effect on Tele2's financial statements.

        The most significant difference between Tele2's present accounting principles and IFRS is that goodwill will no longer be amortized. For more detailed information about the changes, please see Note 37 of the Notes to the Consolidated Financial Statements.

Consolidated Results of Operations

Acquisitions and Divestitures

        During the three years ended December 31, 2004, we acquired shares in a number of companies and, as a consequence, the financial results of many of these companies were consolidated in our financial statements for the first time during that three-year period. The principal consolidated subsidiaries acquired by us during the three years ended December 31, 2004, and the dates on which these entities became consolidated subsidiaries, are set out below.

  •
  UTA (market area Central Europe). In December 2004, we acquired UTA in Austria. UTA became a consolidated subsidiary on December 31, 2004, with no effect on the income statement during 2004. See Item 4: "Information on the Company—Recent Acquisitions and Divestitures—Acquisition of UTA (Austria)."

  •
  Tele2 Estonia and Tele2 Lithuania (market area Baltic & Russia). In July 2004, we acquired the remaining 10% of Tele2 Holding AS in the Baltics region, with the result that we now own all the shares in Tele2 Estonia and Tele2 Lithuania. See Item 4: "Information on the Company—Recent Acquisitions and Divestitures—Acquisition of remaining shares of Tele2 Estonia and Tele2 Lithuania".

  •
  Alpha Telecom (market area Southern Europe). In February 2003, we acquired Alpha Telecom in the UK. The subsidiaries of the Alpha Group became consolidated subsidiaries on February 15, 2003. See Item 4: "Information on the Company—Recent Acquisitions and Divestitures—Acquisition of Alpha Telecom (United Kingdom)."

        The acquisition of UTA during 2004 did not have any effect on the income statement in 2004 since the acquisition became a consolidated subsidiary on December 31, 2004. The acquisition of the remaining shares in Estonia and Lithuania will have no material effect on the income statement since the companies already were consolidated subsidiaries, and the acquisition will only affect minority interests.

        The income statement in 2003 was affected by the acquisition of Alpha Telecom in February 2003. The contribution of Alpha Telecom in 2003 amounted to SEK 919 million of our aggregate revenues in 2003.

Results of Operations for 2004 as Compared with 2003

Operating Revenue

        Tele2 had total operating revenue of SEK 43,033 million in 2004, compared with SEK 36,911 million in 2003.

        Our total operating revenues are generated from our six market areas. The market area Southern Europe represented 38% of total revenues for our Group in 2004 and the Nordic market area represented 32%.

        The contribution of each of our market areas to our total revenues in 2004 was as follows: Nordic represented SEK 13,775 million (2003: SEK 12,942 million affected by one-off items of SEK 374 million related to underestimated reserve for sold but unutilized prepaid calling cards for mobile telephony in Sweden), Baltic & Russia represented SEK 3,297 million (2003: SEK 2,724 million), Central Europe represented SEK 5,058 million (2003: SEK 3,441 million), Southern Europe represented SEK 16,440 million (2003: SEK 13,943 million), Benelux represented SEK 4,245 million (2003: SEK 3,704 million) and Services represented SEK 218 million (2003: SEK 157 million).

        In 2004, revenues increased to SEK 5,058 million in our Central Europe market area, an increase of SEK 1,617 million, or 47%. Southern Europe had an increase of SEK 2,497 million, to SEK 16,440 million, or 18%. Benelux had an increase of SEK 541 million, or 15%. The total number of customers in the same period increased by 70% for Central Europe, 18% for Southern Europe and 13% for Benelux.

        Baltic & Russia experienced growth of 21%, or SEK 573 million, in 2004. The total number of customers in the Baltic & Russian market area increased by 59% during 2004.

        Nordic had operating revenue of SEK 13,775 million, or an increase of 6%. For the Nordic market area, mobile telephone revenues increased by 2% from 2003 to 2004, and the number of customers increased during the same period by 6%. Revenues from fixed telephony and Internet increased by 5% in 2004, compared with an decrease of -5% in the number of customers in 2004. Tele2 Sweden is the largest operation in the Nordic market area. Tele2 Sweden has 3.4 million mobile telephony customers.

        Our total operating revenues are generated from four business areas, of which Fixed telephony & Internet represented 72% of revenues for our group and Mobile telephony represented 26% in 2004. CableTV and Other operations represent 0% and 2% respectively of total revenue. Mobile telephony grew by 9% and Fixed telephony & Internet grew by 19% in 2004. See Note 5 of the Notes to the Consolidated Financial Statements.

Operating Costs

        Total operating costs increased by 15% from SEK 35,039 million in 2003 to SEK 40,313 million in 2004. Operating costs consisted, in 2004, of 65% costs of service sold, 27% selling costs and 8% administrative expenses.

        Cost of services sold ("CoS") increased by SEK 3,309 million, or 14%, from SEK 23,109 million in 2003 to SEK 26,418 million in 2004, due in large part to volume growth in most market areas. For 2004, selling expenses amounted to SEK 10,738 million, an increase of SEK 1,918 million, or 22%, from SEK 8,820 million for 2003, due to higher marketing and sales costs in countries and market areas with higher growth. Administrative expenses increased by SEK 47 million, or 2%, from SEK 3,110 million in 2003 to SEK 3,157 million in 2004.

        The increased CoS were driven by the market areas where we experienced strong revenue growth. In all of these market areas CoS is influenced by two factors: continually decreasing interconnect and network capacity costs, offset by the steadily increasing volume growth. Selling cost per gross new customer increased in 2004 compared to 2003. We expect this cost to continue to increase as markets mature, and customers become more reluctant to change telecommunications operator.

        Administrative expenses increased by a lower percentage than the increase in revenue. We believe this to be the result of administrative economies of scale, and expect a further decrease of administrative costs in relation to revenue as we continue to grow.

Other Operating Revenue and Other Operating Expenses

        Other operating revenue increased during 2004 by SEK 14 million to SEK 92 million, mainly due to a capital gain of SEK 26 million related to the sale of Cable TV operations in Estonia and lower other revenues from secondary operations of SEK -12 million. See Note 7 of the Notes to the Consolidated Financial Statements.

        Other operating expenses decreased by SEK -26 million to SEK 40 million in 2004. This development was mainly attributable to a lower capital loss of SEK -22 million relating to disposal of fixed assets. See Note 8 of the Notes to the Consolidated Financial Statements.

Results from Associated Companies

        Profit in associated companies in 2004 increased from SEK -18 million in 2003 to SEK 17 million in 2004, mainly due to the change from loss to profit of Svenska UMTS-nät AB and the fact that the losses of Everyday Webguide AB are no longer relevant since this company is no longer an associated company. See Note 9 of the Notes to the Consolidated Financial Statements.

Operating Profit

        Operating profit was SEK 2,789 million (2003: SEK 1,866 million), an increase of SEK 923 million, with an operating profit margin of 6.5% (2003: 5.0%).

        Depreciation and amortization included in operating profit amount to SEK -3,826 million in 2003 and SEK -3,846 million in 2004. Depreciation and amortization are affected by SEK -378 million (2003: SEK -322 million) due to the tax effect of the year's valued loss carry-forwards related to acquired loss carry-forwards which at the time of acquisition were valued at zero. This value, adjusted to the remaining depreciation period of the acquisition's goodwill, has reduced the book value of goodwill through Group depreciation/amortization in the income statement. See Note 6 of the Notes to the Consolidated Financial Statements.

        The operating profit margin in the Nordic market area decreased from 22.0% (or from 24.2% before one-off items affecting operating revenue for mobile telephony in Sweden) in 2003 to 21.4% in 2004. Mobile telephony operating profit margin in the Nordic market area accounted for 32.0% (2003: 39.1%) and fixed telephony and Internet operating profit margin accounted for 9.5% (2003: 6.0%).

        Baltic & Russia had a mobile telephony operating profit margin of 14.2% in 2004 (2003: 17.5%).

        Central Europe improved its fixed telephony & Internet operating profit margin significantly to 2.1% in 2004, compared with -10.7% in 2003. Southern Europe had a fixed telephony & Internet operating profit margin of 5.5% in 2004, down from 6.4% in 2003. Benelux had a mobile telephony operating profit margin of 5.8% in 2004, compared to 6.5% in 2003, and fixed telephony and Internet operating profit margin of -0.6% compared to 5.5% in 2004. The strong improvements in operating profit margins for continental Europe demonstrated that our subsidiaries, according to plan, generally report positive operating profit before depreciation about three years after start-up. This is mainly a result of effective cost control, rolling out our concept across Europe, and our experience with previously deregulated markets. The decrease in operating profit margin in Southern Europe is a result of strong marketing activities related to ADSL in France and fixed telephony in the UK. The decrease in operating profit margin for Benelux mobile operators reflects an increase in Holland's share of operating revenue and a decrease in Luxembourg's share.

Net Interest Expenses and Other Financial Items

        Net interest expenses and other financial items totaled SEK -108 million in 2004 (2003: SEK -599 million), a decrease of SEK 491 million.

        Results for other securities and receivables classified as fixed assets improved from SEK -70 million in 2003 to SEK 1 million in 2004. During 2003 a write-down of SEK -75 million affected the result attributable to shares in Travellink AB. See Note 11 of the Notes to the Consolidated Financial Statements.

        Other interest revenues and similar income increased from SEK 106 million in 2003 to SEK 260 million in 2004, mainly due to a capital gain from the sale of shares in Song Networks, which boosted financial items by SEK 171 million. See Note 12 of the Notes to the Consolidated Financial Statements.

        Interest expense and similar costs totaled SEK -369 million for 2004, a decrease of 42% from the SEK -635 million recorded for 2003. Interest on loans decreased by SEK 250 million, or 52%. The average interest rate applied to debt outstanding decreased to 3.5% compared to 5.0% for the same period in the prior year. See Note 13 of the Notes to the Consolidated Financial Statements.

Profit/Loss after Financial Items

        Profit after financial items amounted to SEK 2,681 million (2003: SEK 1,267 million).

Tax on Profit for the Year

        Income tax expense on profit for the year amounted to SEK -779 million (2003: SEK 1,092 million income tax benefit), which was positively affected by SEK 729 million (2003: SEK 2,011 million) in respect of a valuation of loss carry-forwards as a consequence of improved results in continental Europe.

        For the years ended December 31, 2004 and 2003, certain one-time items impacted the effective tax rates, which amounted to an income tax expense rate of -29.1% in 2004 and an income tax benefit rate of 86.2% in 2003. The effective tax rates were mainly impacted by a SEK 1,404 million (2003: SEK 1,700 million) revaluation of a loss carry-forward in a number of European companies in 2004 and a write-down of shares in Group companies of SEK -483 million in 2004 (2003: SEK 483 million) related to companies for which we have changed our previous assessment that we can offset accumulated losses. As a result, these rates should not be considered indicative of effective rates expected in future years.

Net profit for the Year

        Net profit in 2004 was SEK 1,902 million (2003: SEK 2,396 million). Earnings per share in 2004 were SEK 4.29 (2003: SEK 5.40) on a diluted basis, after consideration of the 2005 share split (See Notes 25 and 40 to the Consolidated Financial Statements).

Results of Operations for 2003 as Compared with 2002

Operating Revenue

        Tele2 had total operating revenue of SEK 36,911 million in 2003, compared with SEK 31,282 million in 2002. Our total operating revenues are generated from our six market areas. The

Nordic market area represented 35% of total revenues for our Group in 2003. Continental Europe is growing rapidly and Southern Europe represented 38% of total revenues in 2003.

        The contribution of each of our market areas to our total revenues in 2003 was as follows: Nordic represented SEK 12,942 million (2002: SEK 13,557 million) affected by one-off items of SEK 374 million in 2003 related to underestimated reserve for sold but unutilized prepaid calling cards for mobile telephony in Sweden and a one-off item of SEK 237 million in 2002 related to revenues from winning a lawsuit regarding principles of payment of interconnection charges for mobile telephony in Sweden; Baltic & Russia represented SEK 2,724 million (2002: SEK 2,177 million); Central Europe represented SEK 3,441 million (2002: SEK 2,465 million); Southern Europe represented SEK 13,943 million (2002: SEK 10,293 million); Benelux represented SEK 3,704 million (2002: SEK 2,669 million); and Services represented SEK 157 million (2002: SEK 121 million).

        Our total operating revenues were generated from four business areas, of which Fixed telephony & Internet represented 70% of revenues for our group and Mobile telephony represented 28% in 2003. CableTV and Other operations each represented 1% of total revenue. Mobile telephony grew by 14% and Fixed telephony & Internet grew by 25% in 2003. See Note 5 of the Notes to the Consolidated Financial Statements.

        In 2003, revenues increased to SEK 13,943 million in our Southern Europe market area, an increase of SEK 3,650 million, or 35%. Central Europe had an increase of SEK 976 million, or 40%. Benelux had an increase of SEK 1,035 million, or 39%. The total number of customers in the same period increased by 34% for Southern Europe, 91% for Central Europe and 43% for Benelux. These increases are due in part to local pre-selection being steadily introduced throughout Europe in 2002 and 2003. Fixed telephony operations in continental Europe continued to show sharp growth. With local pre-selection already available in The Netherlands since August 2002 and with its introduction in Germany in 2003, Benelux and Central Europe experienced similar benefits during 2003 to those Southern Europe experienced in 2002.

        Baltic & Russia experienced growth of 25%, or SEK 547 million, in 2003. The total number of customers in the Baltic & Russian market area increased by 56% during 2003.

        Nordic had operating revenue of SEK 12,942 million, or a decrease of -5%, mainly due to one-off items of SEK -374 million (2002: SEK 237 million) related to mobile telephony in Sweden described above. For the Nordic market area, mobile telephone revenues increased by 7% from 2002 to 2003, and the number of customers increased during the same period by 12%. Revenues from fixed telephony and Internet decreased by -4% in 2003, compared with an increase of 4% in the number of customers in 2003. Tele2 Sweden is the largest Tele2 operation in the Nordic market area.

Operating Costs

        Total operating costs increased by 18% from SEK 29,740 million in 2002 to SEK 35,039 million in 2003. Operating costs in 2003 consisted of 66% costs of service sold, 25% selling costs and 9% administrative expenses, which is almost the same as in 2002.

        Cost of services sold ("CoS") increased by SEK 3,219 million, or 16%, from SEK 19,890 million in 2002 to SEK 23,109 million in 2003, due in large part to volume growth in most market areas. For 2003, selling expenses amounted to SEK 8,820 million, an increase of SEK 1,541 million, or 21%, from SEK 7,279 million for 2002, due to higher marketing and sales costs in countries and market areas with higher growth. Administrative expenses increased by SEK 539 million, or 21%, from SEK 2,571 million in 2002 to SEK 3,110 million in 2003.

        The increased CoS were driven by the market areas where we experienced strong revenue growth. In all of these market areas CoS is influenced by two factors: continually decreasing interconnect and network capacity costs, offset by steadily increasing volume growth. Selling cost per gross new customer increased in 2003 compared to 2002.

Other Operating Revenue and Other Operating Expenses

        Other operating revenue increased during 2003 by SEK 28 million to SEK 78 million, due to higher exchange rate gains in business operations of SEK 14 million, lower capital gains of SEK -7 million relating to the sale of fixed assets, and higher other revenues from secondary operations of SEK 21 million. See Note 7 of the Notes to the Consolidated Financial Statements.

        Other operating expenses increased by SEK 4 million to SEK 66 million in 2003. This development was mainly attributable to lower exchange losses from operations of SEK 5 million, a higher capital loss of SEK 11 million relating to disposal of fixed assets, and lower other expenses from secondary operations of SEK 2 million. See Note 8 of the Notes to the Consolidated Financial Statements.

Results from Associated Companies

        Losses in associated companies in 2003 decreased from SEK -41 million in 2002 to SEK -18 million in 2003, mainly due to lower losses at Everyday Webguide AB, higher losses at Svenska UMTS-nät AB and no loss at OJSC Moscow Cellular Communications. See Note 9 of the Notes to the Consolidated Financial Statements.

        The sale in 2002 of Moscow Cellular Communications resulted in a capital gain of SEK 5 million.

Operating Profit/Loss

        Operating profit was SEK 1,866 million (2002: SEK 1,494 million), an increase of SEK 372 million, with an operating profit margin of 5.0% (2002: of 4.8%).

        Depreciation and amortization included in operating profit amounted to SEK -3,597 million in 2002 and SEK -3,826 million in 2003. The increase in depreciation and amortization was SEK -322 million due to the tax effect of the year's valued loss carry-forwards related to acquired loss carry-forwards which at the time of acquisition were valued at zero. This value, adjusted to the remaining depreciation period of the acquisition's goodwill, has reduced the book value of goodwill through a group depreciation/amortization in the income statement. The increase in depreciation and amortization was also affected by a write-down of fixed assets amounting to SEK -172 million, and relates to an Atlantic undersea cable in which Tele2 invested in the late 1990s. In addition, depreciation from the Alpha operations was fully consolidated for the first time in 2003. See Note 6 of the Notes to the Consolidated Financial Statements.

        The operating profit margin in the Nordic market area decreased from 25.3% to 22.0% in 2003, or from 24.0% to 24.2% before one-off items affecting operating revenue for mobile telephony in Sweden of SEK 374 million in 2003 related to underestimated reserve for sold but unutilized prepaid calling cards for mobile telephony in Sweden and one-off item of SEK 237 million in 2002 related to revenues from winning a lawsuit regarding principles of payment of interconnection charges for mobile telephony in Sweden. Mobile telephony operating profit margin in the Nordic market area accounted for 39.1% (2002: 36.6%) and fixed telephony and Internet operating profit margin accounted for 6.0% (2002: 10.9%).

        Baltic & Russia had a mobile telephony operating profit margin of 17.5% in 2003 (2002: 13.0%).

        Southern Europe improved fixed telephony & Internet operating profit margin significantly to 6.4% in 2003, compared with -1.9% in 2002. Central Europe increased fixed telephony & Internet operating profit margin to -10.7% in 2003 from -11.2% in 2002. Benelux showed increased mobile telephony operating profit margin from -14.0% in 2002, to 6.5% in 2003, and fixed telephony and

Internet operating profit margin from 0.7% to -0.6% in 2003. The strong improvements in operating profit margins for continental Europe demonstrated that our subsidiaries, according to plan, generally report positive operating profit before depreciation about three years after start-up. This was mainly a result of effective cost control, rolling out our concept across Europe, our experience with previously deregulated markets, and one-off depreciatons as described above.

Net Interest Expenses And Other Financial Items

        Net interest expenses and other financial items totaled SEK -599 million in 2003 (2002: SEK -698 million), a decrease of 14% including write-down costs as described below.

        Profit on other securities and receivables classified as fixed assets declined from SEK -84 million in 2002 to SEK -70 million in 2003. During 2003 and 2002 write-downs of SEK -75 million and SEK -86 million affected the results attributable to shares in Travellink AB and Modern Holdings Inc, respectively. See Note 11 of the Notes to the Consolidated Financial Statements.

        Other interest revenues and similar income decreased from SEK 165 million in 2002 to SEK 106 million in 2003, due to lower penalty interest revenue, bank balance interest revenue, and an exchange rate loss instead of a gain on financial current assets. See Note 12 of the Notes to the Consolidated Financial Statements.

        Interest expense and similar costs totalled SEK -635 million for 2003, a decrease of 18% from the SEK -779 million recorded for 2002. Interest on loans decreased by SEK 200 million, or 29%. The average interest rate applied to debt outstanding decreased to 5.0% compared to 6.4% the same period last year. Exchange rate gains on financial liabilities decreased by SEK 60 million to a loss of -3 million compared with a gain of 57 million last year. See Note 13 of the Notes to the Consolidated Financial Statements.

Profit After Financial Items

        Profit after financial items amounted to SEK 1,267 million (2002: SEK 796 million).

Tax on Profit for the Year

        Tax on profit for the year amounted to SEK 1,092 million (2002: SEK -574 million), which was positively affected by SEK 2,011 million (2002: SEK 576 million) in respect of a valuation of loss carry-forwards in a number of European companies as a consequence of improved results in continental Europe.

        For the years ended December 31, 2003 and 2002, certain one-time items impacted the effective tax rates, which resulted in a income tax benefit rate of 86.2% in 2003 and a income tax expense rate of 72.1% in 2002. The effective tax rates were mainly impacted by a SEK 1,700 million (2002: SEK 576 million) revaluation of a loss carry-forward in a number of European subsidiaries in 2003 and a write-down of shares in Group companies of SEK 483 million in 2003. As a result, these rates should not be considered indicative of effective rates expected in future years.

Net profit for the Year

        Profit after tax in 2003 was SEK 2,396 million (2002: SEK 223 million). Earnings per share in 2003 were SEK 5.40 (2002: SEK 0.50) on a diluted basis, after consideration of the 2005 share split (See Notes 25 and 40 to the Consolidated Financial Statements).

Liquidity and Capital Resources

        Our primary sources of liquidity have been cash generated by our operations, mainly from our Swedish operations, but several of our other operations are also generating positive cash flow. Liquidity is also provided by our secured long-term bank loans from external lenders. As of December 31, 2004, we had cash and cash equivalents of SEK 2.1 billion and liquidity of SEK 5.1 billion after reductions for restricted funds of SEK 0.4 billion and the addition of un-utilized overdraft facilities and credit lines of SEK 3.4 billion. See "—Borrowings." We intend to meet our current and future cash requirements from cash flow from operations and, accordingly, believe that our working capital is sufficient for the Group's present requirements. In the immediate future we anticipate that our primary needs will be investments in the Russian and Croatian operations, expansion of our ADSL capabilities and in capital expenditures and marketing expenditures in both fixed and mobile business areas in the market areas where we are experiencing the strongest growth.

        In 2005 we paid a distribution equivalent to an amount of SEK 15 per share with respect to the fiscal year 2004 (2003: SEK 3 per share), or an aggregate amount of SEK 2,213 million (2003: SEK 443 million). The dividend consists of a cash payment of SEK 5 per share and a 4:1 share split, comprising three ordinary shares and one redemption share, in combination with a mandatory redemption procedure through which the redemption shares will be redeemed for SEK 10 per share.

Cash Flow

        The following table sets forth certain information about the cash flows of the Tele2 Group for the periods indicated.

	Year ended December 31,
	2002	2003	2004
	(SEK in millions)
Cash flows from operations before changes in working capital	4,564	5,062	6,228
Change in working capital	(199)	912	(352)

Net cash provided by operating activities	4,365	5,974	5,876
Net cash used in investing activities	(2,516)	(2,556)	(3,417)

	1,849	3,418	2,459
Net cash used in financing activities	(1,398)	(2,940)	(3,074)

Net change in cash and cash equivalents	451	478	(615)

Cash and cash equivalents at the end of year	2,473	2,773	2,148
of which, restricted funds	870	830	365

        Net cash provided by operating activities decreased by SEK 98 million (2003: SEK 1,609 million) to SEK 5,876 million in 2004 (2003: SEK 5,974 million). The decrease of SEK 98 million consists of an increase of SEK 1,166 million from cash flows from operations, mainly due to improved operating profit from operations within the Group but also to a decrease in paid interest costs, and a decrease of SEK 1,264 million from change in working capital compared with last year. Change in working capital compared with last year is mainly due to lower change in account receivables, account payables and accrued expenses and deferred income in 2004 compared to 2003.

        Cash used in investing activities of SEK 3,417 million (2003: SEK 2,556 million) primarily went toward the acquisition of new businesses and capital expenditures relating to infrastructure. Investing activities in 2004 compared with 2003 increased SEK 861 million, mainly due to net acquisition of new businesses of SEK 1,192 million and decreased investments in intangible and tangible assets of SEK 328 million compared with the prior year.

        Net cash provided by financing activities of SEK -3,074 million (2003: SEK -2,940 million) decreased SEK 134 million in 2004 compared with 2003 due to decreased net amortization of loans of SEK 370 million and dividends paid in 2004 of SEK 443 million. See "—Borrowings."

Borrowings

        In November 2004, Tele2 Sverige AB signed an agreement with a number of banks regarding a loan facility of SEK 7 billion. The loan facility will be used for financing operations and for the final repayment of Tele2's remaining debt in the loan facility signed in 2001. The loan can be used in several currencies, at present USD, SEK, EUR and GBP. The five-year bank financing is divided into two facilities. Facility A amounts to SEK 3 billion and Facility B amounts to SEK 4 billion. Facility B matures on November 23, 2009 and Facility A matures on November 23, 2005, on condition that neither Tele2 Sverige AB nor any of creditors wishes to extend the credit. In 2004, repayment of the previous loan facility amounted to SEK 3,431 million.

        Tele2 has improved cash flow and the balance sheet in 2004 compared to the situation at the time of the previous loan. This has reduced the interest margin from 75 basis points to 20-25 points for Facility B. The interest margin of Facility A is 20 basis points.

        The loan facility is guaranteed by ABN Amro, Calyon Bank, Citigroup Global Markets Limited, DNB Nor Bank ASA, Nordea Bank AB (publ), SEB Merchant Banking, Svenska Handelsbanken AB (publ), Royal Bank of Scotland PLC, WestLB AG and Société Générale. See Item 10: "Additional Information—Material Contracts."

        In 2003, UMTS investments in Tango and in Liechtenstein were financed by a loan from Ericsson, and mobile network investments in Russia were financed by a loan from SEB. The following table summarizes our current external interest-bearing indebtedness outstanding as of December 31 of the years indicated.

	December 31,
	2002	2003	2004
	(SEK in millions)
Five-year Bank Facility	9,298	6,152	3,954
Banque Invik	755	681	300
Ericsson S.A./N.V.	—	72	25
SEB	—	126	225
Financial leases	196	169	429
Other interest-bearing liabilities	32	36	18

Total	10,281	7,236	4,951

Of which mature within one year	2,382	2,461	3,300

Restrictive Covenants

        The five-year loan facility is based on requirements involving the fulfilment of certain key financial ratios. Tele2 expects to fulfill these requirements.

        The five-year loan facility entails a certain curtailment of Tele2 Group's potential to raise other external loans and the potential to provide assets as collateral.

        The average rate of interest on loan liabilities during 2004 was 3.5% (2003: 5.0%).

Working Capital and Investments

        The following table summarizes the capital resources of the Tele2 Group for the periods indicated.

	Year ended December 31,
	2002	2003	2004
	(SEK in millions)
Change in working capital	(199)	912	(352)
Capital expenditures(1)	1,890	1,890	1,562
Split by Market Area:
Nordic	901	454	430
Eastern Europe & Russia	560	908	684
Central Europe	182	163	156
Southern Europe	149	134	133
Benelux	62	155	103
Branded Products and Services	36	76	56

	1,890	1,890	1,562

Split by Business Area:
Mobile Telephony	998	1,250	1,063
Fixed and Internet	794	545	432
Cable TV	85	32	7
Other Operations	13	63	60

	1,890	1,890	1,562

(1)
Not including acquisitions and purchases of assets and shares from Group companies and changes in long-term lending.

        We have incurred, and expect to continue to incur, capital expenditures in order to build and expand our operations. The vast majority of our capital expenditures over the past three years have consisted of telecommunications infrastructure costs and the acquisition of licenses. We believe that we have completed most of the significant further capital expenditures associated with building up our backbone infrastructure and network of licenses. However, we expect significant investment in the market areas where we are experiencing the strongest growth. The continued build out of GSM networks in our Russian and Croatian operations will necessitate capital expenditure. Lastly, we are continually evaluating opportunities to enhance or expand our telecommunications activities through joint ventures with strategic partners and also through targeted acquisitions, which may require us to commit substantial parts of our cash flow from operations and/or incur additional indebtedness.

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

        In March 2001, we signed an agreement to form a joint UMTS network company with TeliaSonera in Sweden. We decided on the joint venture with TeliaSonera as the most effective way to limit our costs in building the necessary infrastructure and generate a more rapid return on our invested capital. Both we and TeliaSonera can use our existing GSM network as a base upon which to build the new network, reducing the need for new transmitting masts and reducing the environmental impact of the build out. The joint venture is 50% owned by each party, through both equity and guarantees of the financing obtained by the joint venture. During 2005, an agreement was made with a banking consortium to reduce the total loan facility for Svenska UMTS-nät AB from SEK 7 billion to SEK 5.3 billion. We and TeliaSonera each guarantee any amounts outstanding under this loan facility up to the extent of our 50% interest in the joint venture, or SEK 2.3 billion. The joint venture will build and maintain the UMTS network and will own the license. We will continue to compete with TeliaSonera for customers, on the basis of both prices and services offered. The terms of the joint venture were approved by the relevant competition authorities in March 2002.

Fixed-Line and Internet

        We have largely completed the build-up of our fixed-line network's backbone infrastructure. We expect, however, that Svenska Kraftnät in Sweden will continue, in accordance with our needs over the next few years, to lay fiber optic cable in its system, which we have the right to lease on an exclusive basis. See Item 4: "Information on the Company—Business Overview—Market Area Nordic—Sweden—Infrastructure."

Cable TV

        We expect to fund capital expenditures for our cable television services in large part through a combination of the existing budget for our fixed-line telecommunications capital expenditures and cash flow from operations.

Contractual Obligations and Commercial Commitments

        The following table represents our contractual cash obligations and other commercial commitments as of December 31, 2004:

	Payments Due by Period
Contractual Obligations	Within 1 year	1-3 years	3-5 years	After 5 years	Total
	(SEK in millions)
Liabilities to Financial Institutions	3,292	250	1,222	169	4,933
Other interest-bearing liabilities	8	10	—	—	18
Financial leasing, agreements signed before 1997	8	16	16	36	76
Operational Leases	847	605	365	593	2,410

Total Contractual Cash Obligations	4,155	881	1,603	798	7,437

        As described previously, Svenska UMTS-nät AB, a 50/50 joint venture between Tele2 and Telia Sonera, has entered into a loan facility which was amended in 2005 amounting to SEK 5.3 billion. We currently guarantee utilized amounts under that loan facility up to 50%, or a maximum of SEK 2.3 billion. As of December 31, 2004, our guarantee amounted to SEK 1,007 million (2003: SEK 363 million).

        We have only contingent liabilities of SEK 6 million besides the guarantee of the loan facility of Svenska UMTS-nät AB. See Note 32 of the Notes to the Consolidated Financial Statements. The

Group's pledged assets of SEK 430 million (2003: SEK 12,921 million) are mainly restricted cash compared with net assets pledged in Group companies last year related to the previous loan agreement. See Note 31 of the Notes to the Consolidated Financial Statements.

Tax Loss Carry-forwards

        A deferred tax asset is reported for loss carry-forwards only to the extent that it is more likely than not that the loss carry-forwards can be realized in the future. According to this principle, losses in newly started operations are not offset against profits in more established operations for tax purposes. This has resulted in higher tax expenses for the Group than if the tax had been calculated on the Group's total profit.

        Total losses carried forward for the Group as of December 31, 2004, amounted to SEK 13,275 million (2003: SEK 18,486 million), of which SEK 10,582 million (2003: SEK 11,575 million) has been recorded as deferred income tax assets and the remainder, SEK 2,693 million (2003: SEK 6,911 million), is valued to zero. Of the total loss carry-forwards, SEK 917 million (2003: SEK 881 million) expires after five years or may continue to apply in perpetuity. See Note 14 of the Notes to the Consolidated Financial Statements.

        In December 2003, Tele2 announced that the tax authorities' review of Tele2's financial accounts for 2001 had been completed and that the Swedish tax authorities wished to change Tele2's taxation. In 2000, Tele2 acquired the remaining majority interest in the listed company SEC. Because SEC's operations were restructured, an external valuation was carried out, and this indicated a fall in value. The operations in SEC were therefore transferred at this reduced value. It was for this realized loss that Tele2 claimed a deduction. The tax authorities' announcement about changing Tele2's taxation was expected, as large sums are involved. However, Tele2 considered it remarkable that the judgement was made with the reference that there should not have been an actual fall in the value of SEC, despite the fact that the independent valuation, as well as valuations carried out by analysts and other sector observers at that time, showed that there had actually been a decline in the value of SEC. Tele2 decided to request a reinvestigation from the same local tax authority and an explanation of the grounds for their decision. The tax authority has now completed its reinvestigation, but nothing has emerged to change our conviction that we have fulfilled all possible requirements for submission of evidence. Tele2 also remains convinced that the deduction claimed will ultimately be approved, and we have now lodged an appeal in the county administrative court. The tax authorities have questioned loss carry forwards in Tele2 AB in this connection, representing a tax effect of SEK 3,910 million, of which SEK 3,675 million had been utilized at December 31, 2004. We are actively contesting this dispute and believe it will be decided in our favour, and as a result we have made no provision for these charges. Nonetheless, we cannot be certain of a favourable result, and our financial results would be adversely impacted by an unfavourable result in this matter.

        Other tax disputes involving Tele2 AB amount to SEK 183 million (2003: SEK 184 million) at December 31, 2004. We are convinced that these disputes will be settled in Tele2's favor and, accordingly, the income tax loss carry-forwards have been recorded as deferred income tax assets at their full fiscal value.

Foreign Exchange

        Our results are affected by fluctuations in exchange rates. Currently, companies reporting in Swedish kronor account for 22% (2003: 26%) of the Group's operating revenue. Companies using Euro account for 52% (2003: 49%). See Note 24 of the Notes to the Consolidated Financial Statements.

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

        The five-year loan facility is denominated in USD, SEK, EUR and GBP. The exchange rate differences which regularly arise in translating the loan liability are offset against the exchange-rate differences which arise in the corresponding net investment in subsidiaries. No hedging is undertaken against other types of currency risk. As of December 31, 2004, exchange rate differences after tax of SEK 77 million (2003: SEK 7 million) relating to loan liabilities were booked directly to shareholders' equity.

Off Balance Sheet Arrangements

        We do not have any material off-balance sheet arrangements required to be disclosed under Item 5.E. of the instructions to Form 20-F.

Trend Information

        Our continental European operations are in a development stage during which we expect them to produce lower margins than our more mature operations. In the longer term, however, we anticipate that our continental European margins will improve as these operations mature. We also hope to see the continuation of the trend to lower interconnection rates. We believe that the negative effects resulting from a decrease in our interconnect revenues in respect of our mobile networks will be offset by the reduced interconnect costs in respect of our fixed and mobile networks, as well as our operations in general, and by the trend toward higher internal efficiency through synergies across our businesses.

        The markets in which we operate are evolving. Certain of our markets have experienced significant consolidation among competitors in recent periods. As a result, the extreme competitive pressures that have been a hallmark of the European telephony markets have eased to some extent. We expect this trend toward consolidation to continue.

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

Inflation

        Management believes that the effect of inflation was not material to our results of operations or financial condition during the three years ended December 31, 2004.

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

        Jan Hugo Stenbeck was chairman of our board of directors for nine years, from 1993 to 2002. He was also chairman of Investment AB Kinnevik (formerly Industriförvaltnings AB Kinnevik and Invik & Co AB), Modern Times Group MTG AB, Millicom International Cellular S.A., Metro International S.A. and Transcom WorldWide S.A., each of which is a related party. Mr. Stenbeck passed away on August 19, 2002. Bruce Grant served as chairman of the board of directors of Tele2 from August 2002 to the annual general meeting in May 2003, when a member of our board, Sven Hagströmer, was appointed as the new chairman of the board. At the same time John Shakeshaft and Cristina Stenbeck were appointed new members, and Lars Wohlin and Pelle Törnberg left the Board. In August 2003, Bruce Grant left the Board. In March 2004, Board member Håkan Ledin passed away, and Jan Loeber was appointed a new member of the Board at the annual general meeting in May 2004. At the annual general meeting in May 2005 John Hepburn was appointed as a new member of the Board.

        The members of our board of directors and our executive officers, and their respective years of birth, positions, and years of appointment, are as follows:

Board Members

Name	Position in Tele2	Other Positions	Current Term Expires
Sven Hagströmer (born in 1943)	Chairman of the board since 2003. Member of the board since 1997.	Mr. Hagströmer serves as President and chairman of the board of directors of Hagströmer & Qviberg, and as chairman of the board of Investment AB Öresund, AB and Avanza AB. He is a member of the board of Bilia AB, Fabege AB, HQ Fonder AB and Skanditek Industriförvaltning AB.	May 2006
Marc J.A. Beuls (born in 1956)	Member of the board since 1998.	Mr. Beuls serves as president and CEO of Millicom International Cellular SA and as member of the board of Banque Invik SA.	May 2006
Vigo Carlund (born in 1946)	Member of the board since 1995.
		Mr. Carlund serves as president of Investment AB Kinnevik, as chairman of the board of Metro International S.A., Transcom Worldwide S.A. and Korsnäs AB, and as member of the board of Millicom International Cellular S.A. and Modern Times Group MTG AB.	May 2006

John Hepburn (born in 1949)	Member of the board since May 2005.
		Mr. Hepburn serves as adviser to and vice chairman of the board of Morgan Stanley (Europe) Ltd, and as member of the board of Grand Hotel Holdings, UKRD Ltd, Stream VPN Ltd, Sportsfact Ltd, Primary Times Ltd, member of the board of Lakefield College School and St Paul's School (London), and adviser to Princeton University.	May 2006
Jan Loeber (born in 1943)	Member of the board since 2004.
		Mr. Loeber serves as chairman of the board of SAMI, Newfound Communications Inc and Vinovia B.V., member of the board of WJ Communications and APAX Partners (UK) Technology Advisory Board, and adviser to Interxion Holding N.V.	May 2006
John Shakeshaft (born in 1954)	Member of the board since 2003.
		Mr. Shakeshaft serves as president of the Financial Institutions Division of ABN AMRO, chairman of the board of the Alternative Theatre Company Ltd, member of the audit committee of The Economy Bank N.V. and external member of the Audit Committee of Cambridge University.	May 2006
Cristina Stenbeck (born in 1977)	Member of the board since 2003.
		Miss Stenbeck serves as chairman of the board of Emesco AB, vice chairman of the board of Investment AB Kinnevik and Metro International S.A., and as member of the board of Millicom International Cellular S.A., Modern Times Group MTG AB and Transcom Worldwide S.A.	May 2006

Senior Executives

        Senior executives of the operations of Tele2 are as follows:

Name	Position
Lars-Johan Jarnheimer (born in 1960)	President and chief executive officer of Tele2 AB since 1999, and employed since 1992.
Håkan Zadler (born in 1960)	Chief financial officer. Employed by Tele2 since 2000.
Johnny Svedberg (born in 1962)	Chief operating officer, market area director of Baltic & Russia and market area director of Services. Employed by Tele2 since 1990.
Fredrik Berglund (born in 1961)	Market area director of Nordic and president of Tele2 Sweden. Employed by Tele2 since 1995.
Jean-Louis Constanza (born in 1961)	Market area director of Southern Europe and president of Tele2 France. Employed by Tele2 since 1998.
Anders Olsson (born in 1969)	Market area director of Central Europe, marketing coordinator and president of Tele2 Germany. Employed by Tele2 since 1997.

Per Borgklint (born in 1972)	Market area director of Benelux and president of Tele2 Netherlands. Employed by Tele2 since 2000.
Jeanette Almberg (born in 1965)	Director Customer Operation. Employed by Tele2 since 1995.
Jan Tjernell (born in 1963)	Director Legal, Regulatory and Purchasing. Employed by Tele2 since 1994.
Karl-Johan Nybell (born in 1968)	Director Product Implementation and New Markets. Employed by Tele2 since 1995.
Roger Mobrin (born in 1968)	Director Billing Operations. Employed by Tele2 since 1995.
Björn Lundström (born in 1965)	Chief Technical Officer. Employed by Tele2 since 1991.
Ib Andersen (born in 1955)	Director Carrier Business and Revenue Assurance. Employed by Tele2 since 2000.

Compensation of Directors and Senior Executives

        The total aggregate salary and remuneration paid to senior executives for the year ended December 31, 2004, was SEK 47 million (2003: SEK 45 million). In addition to the costs stated, we also incurred costs relating to social security expenses. See Note 35 of the Consolidated Financial Statements.

Board of Directors

        We paid total board fees of SEK 2.9 million to our directors in 2004, as decided by the annual general shareholders' meeting in May 2004. Our service contracts with our directors have no provision for benefits upon termination of employment.

President and CEO

        In 2004, Lars-Johan Jarnheimer, President and CEO of Tele2, received a fixed salary of SEK 10.5 million (2003: SEK 10.4 million) and a bonus of SEK 3.3 million (2003: SEK 2.0 million). The bonus was based on individualized targets. In addition, the company made a contribution to Mr. Jarnheimer's defined contribution pension plan in an amount equal to 20% of his fixed basic salary. Mr. Jarnheimer may begin to collect his pension at age 65. The period of notice of termination of Mr. Jarnheimer's employment when served by the company is a minimum of 12 and a maximum of 18 months. Salary for a period of notification of 12 months would be paid to Mr. Jarnheimer in the event he were to serve notice of termination of employment to the company. Salary and remuneration for our president are determined annually by the board of directors following proposals from the compensation committee. See Note 35 of the Notes to the Consolidated Financial Statements for additional information.

Senior Executives

        The "senior executives" group consists of twelve people (2003: thirteen people) not including the president. The salaries of these executives consist of a fixed salary and variable bonus. During 2004, these individuals collectively received a fixed salary of SEK 22.1 million (2003: SEK 23.4 million). Their bonuses, which were based on financial benchmarks and individualized targets, totalled SEK 4.5 million (2003: SEK 4.3 million). Our pension plan contributions on behalf of these executives equalled SEK 2.4 million in 2004 (2003: SEK 1.4 million) with SEK 2.1 million (2003: SEK 1.1 million) paid to a defined-contribution plan and SEK 0.3 million (2003: SEK 0.3 million) paid to a defined-benefit plan. These executives may begin collecting their pensions at age 65. The period of notice of termination of employment when served by the company is a minimum of six and a maximum of 12 months. Salary for a period of notification of six months is received if a senior executive serves notice of termination of employment to the company.

        During 2004, provision of SEK 13 million (2003: SEK 15 million) was made for bonuses to senior executives and key personnel in the Group. For additional information on executive compensation see Note 35 to the Consolidated Financial Statements.

Share and Option Ownership

        The following table sets forth information known to us with respect to the ownership of our ordinary shares by each of the members of the board and our senior executives as of December 31, 2004, before the 2005 share split.

	Number of Shares		Percentage
Name	Series A	Series B	Capital	Voting	Number of Options
Board
Sven Hagströmer	—	205,000	—	—	—
Marc J.A. Beuls	—	940	—	—	—
Vigo Carlund	—	397	—	—	—
Jan Loeber	—	7,500	—	—	—
John Shakeshaft	—	—	—	—	—
Cristina Stenbeck	—	—	—	—	—
Senior executives
Lars-Johan Jarnheimer	—	52,000	—	—	15,000
Håkan Zadler	—	7,000	—	—	15,000
Johnny Svedberg	1	9,239	—	—	15,000
Fredrik Berglund	—	30,000	—	—	15,000
Anders Olsson	—	—	—	—	15,000
Jean-Louis Constanza	—	—	—	—	15,000
Per Borgklint	—	—	—	—	7,500
Jeanette Almberg	—	1,500	—	—	15,000
Jan Tjernell	—	1,804	—	—	7,500
Karl-Johan Nybell	—	2,160	—	—	15,000
Roger Mobrin	—	—	—	—	15,000
Björn Lundström	—	—	—	—	15,000
Ib Andersson	—	—	—	—	15,000

Total, before 2005 share split and redemption	1	317,540	—	—	180,000

Total, after 2005 share split and redemption	3	952,620	—	—	540,000

        As of December 31, 2004, 1 Series A Share and 317,540 Series B Shares (3 Series A Shares and 952,620 Series B Shares after the 2005 share split and redemption) were owned either directly or through NC Intressenter by members of our board of directors and our senior executives as a group, representing an aggregate of approximately 0.11% of our voting capital; see "—Options to Purchase Securities—Incentive Program 1997". In addition, as of December 31, 2004, our senior executives held options to acquire 180,000 Series B Shares (540,000 Series B Shares after the 2005 share split and redemption).

        The estate of Jan Stenbeck held 914,157 Series A shares (2,742,471 Series A Shares after the 2005 share split and redemption) at December 31, 2004, representing a 0.6% share of capital and a 3.2%

share of votes in Tele2. The estate of Mr. Stenbeck is currently under administration in Luxembourg and Sweden. A notary and an administrator have been appointed in Luxembourg, and an attorney has been elected by the Stockholm City Court as Swedish legal administrator of the estate. The administrators in Luxembourg and Sweden shall consult and inform each other as well as the heirs of any decisions or acts taken regarding the estate. No date has been set for the distribution of the estate.

Options to Purchase Securities

Incentive Program 1997

        At the annual general meeting in 1997, it was decided to adopt an incentive program for a number of our senior management employed at that time and for future senior management. Through an entity created for this purpose, NC Intressenter AB, these persons were provided with the opportunity to acquire 100,000 Series B shares per year from 1999 until 2003 up to a maximum total amount of 500,000 series B shares. In October 2000, 200,000 shares were issued and three convertible-debenture notes corresponding to 300,000 shares were issued to NC Intressenter to fulfill the offer. The premium for the option amounted to SEK 7 million in 1997. This was based on a Black-Scholes evaluation and an exercise price of SEK 150 per share. In their turn, all partners in NC Intressenter made payments to NC Intressenter based on the Black-Scholes evaluation. The final convertible debenture was converted to shares in December 2003. All numbers in this paragraph reflect the state of affairs before giving effect to the 2005 share split.

Incentive Program 2002-2007

        At the annual general meeting in 2002, it was decided to adopt an incentive program through which current and future key employees could acquire up to 1,055,000 Series B shares (3,165,000 Series B shares after the 2005 share split and redemption). These persons are to be offered the opportunity, via warrants, to subscribe for Series B shares during a period of three to five years after allotment, at a price equal to the market value of the Series B shares plus 10% at the time of allotment, on condition that they remain employed by the Group. No premium is to be paid. On December 31, 2003, we had outstanding warrants corresponding to 616,500 (2003: 643,500) shares before the 2005 share split and to 1,849,500 (2003: 1,930,500) shares after the 2005 share split and redemption. All of these had a redemption price of SEK 191 before the 2005 share split. In addition, allotments corresponding to 153,700 shares (461,100 shares after the 2005 share split and redemption) were implemented in 2002 to a wholly owned Group company to secure future cash flow for social insurance costs.

Audit Committee

        The Board appoints the chairman and members of the audit committee. The audit committee's role is to establish and improve the efficiency of contact with the Group's auditors and to supervise the procedures for accounting/financial reporting and auditing within the Group. At our annual general meeting held on May 11, 2005, John Shakeshaft, Jan Loeber and John Hepburn were appointed members of the audit committee, with John Shakeshaft as chairman of the committee.

Compensation Committee

        The Board appoints the chairman and members of the compensation committee. The work of the compensation committee includes matters relating to salaries, pension conditions, bonus systems and other terms of employment for the CEO and other senior executives in the Group. At our annual general meeting held on May 11, 2005, Sven Hagströmer, Vigo Carlund, John Shakeshaft and Cristina Stenbeck were appointed members of the compensation committee, with Sven Hagströmer as chairman of the committee.

Nominations and the nomination group

        The annual general meeting held on May 11, 2005 decided to assume the following procedure for the nomination group for the election of members of the board of directors. A nomination group shall prepare a proposal of members to the board of directors for the annual general meeting of 2006. The nomination group will be formed during the autumn of 2005.

Employees

        During 2004, we had an average number of 2,928 employees. We believe that relations with our employees are good. The following table sets out the average number of employees in each market area for the past three years.

	Year ended December 31,
Market Area
	2002	2003	2004
Nordic	1,131	1,172	1,120
Baltic & Russia	1,328	1,318	998
Central Europe	114	166	188
Southern Europe	157	282	248
Benelux	245	153	143
Services	140	183	231

	3,115	3,274	2,928

Item 7: Major Shareholders and Related Party Transactions

Major Shareholders

        As a result of substantial direct and indirect shareholdings by the Jan Hugo Stenbeck estate in the Tele2 Group, Investment AB Kinnevik Group, Transcom Worldwide Group, Millicom Group, Modern Holdings Inc Group, MTG Group, Metro Group, Viking Telecom Group and other companies, this estate has the potential to exert considerable influence on financial and operational decisions regarding activities by these companies. Tele2's associated companies and the companies listed above are regarded as related parties to Tele2. Kinnevik merged with, and assumed the holdings of, Invik & Co AB in July 2004.

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

        As far as we are aware, we are neither directly nor indirectly owned or controlled by another corporation or any government, and there are no arrangements in place, the operation of which may result in a change in control of us. However, Investment AB Kinnevik may, given the size of its holding of our shares and the other relationships described below, be deemed to control us. Except as set forth below, we are not aware of any persons who own more than a 5% voting interest in us. The table below sets forth certain information regarding the holdings of our Series A Shares and Series B Shares as of December 31, 2004.

	Number of Shares, before 2005 share split and redemption		Percentage at December 31, 2004(1)
Identity of Person or Group
	A Shares	B Shares	Capital	Votes
Investment AB Kinnevik(3)	11,276,743	30,550,432	28.3	49.9
EMESCO(4)	2,455,000	750,379	2.2	8.8
Jan H. Stenbeck (Estate)(3)	914,157	—	0.6	3.2
	Number of Shares, after 2005 share split and redemption		Percentage at December 31, 2004(2)
Identity of Person or Group
	A Shares	B Shares	Capital	Votes
Investment AB Kinnevik(3)	33,830,229	91,651,296	28.3	49.9
EMESCO(4)	7,365,000	2,251,137	2.2	8.8
Jan H. Stenbeck (Estate)(3)	2,742,471	—	0.6	3.2

(1)
Based on 15,516,663 Series A shares and 132,043,512 Series B shares outstanding before the 2005 share split and redemption (excluding warrants), with 155,166,630 and 132,043,512 votes, respectively.

(2)
Based on 46,549,989 Series A shares and 396,130,536 Series B shares outstanding after the 2005 share split and redemption (excluding warrants), with 465,499,890 and 396,130,536 votes, respectively.

(3)
Mr. Stenbeck was the chairman of the Board of Directors of Investment AB Kinnevik. The estate of Mr. Stenbeck is currently under administration in Luxembourg and Sweden. A notary and an administrator have been appointed in Luxembourg, and an attorney has been elected by the Stockholm City Court as Swedish legal administrator of the estate. The administrators in Luxembourg and Sweden shall consult and inform each other as well as the heirs of any decisions or acts taken regarding the estate. No date has been set for the distribution of the estate.

(4)
The majority owner of Emesco is a charitable irrevocable trust established under the laws of Liechtenstein, Sapere Aude Trust reg. The trustees (persons unrelated to the late Mr. Stenbeck and his heirs) have full voting and investment power with respect to the shares.

        As a result of its ownership interests described above, the estate of Jan Stenbeck could be deemed to be the beneficial owner of the shares of Tele2 owned by Investment AB Kinnevik, although the estate of Jan Stenbeck, in accordance with Rule 13d-4 under the U.S. Securities Exchange Act of 1934, disclaims such beneficial ownership.

        Our Series A shares and Series B shares carry ten and one votes per share, respectively. None of our major shareholders have voting rights different from any other of our shareholders.

Significant Changes in Major Shareholders

        During the past three years, there has been no significant change in the percentage ownership held by any major shareholder except as described above.

Shareholder Information

        As of December 31, 2004, 147,560,175 shares were issued, including 15,516,663 Series A shares and 132,043,512 Series B shares, excluding warrants. At the annual general meeting in May 2005, our shareholders approved a 4:1 share split, comprising three ordinary shares and one so-called redemption share, in combination with a mandatory redemption procedure through which the redemption shares were to be redeemed for a payment of SEK 10 per share. The decision meant that a total of some SEK 1.5 billion was distributed to shareholders in June 2005. After the share split, the par value of a share, irrespective of class, became SEK 1.25. In order to achieve a time efficient redemption procedure without requiring court approval, the annual general meeting decided to amend the Articles of Association to allow for a new class of shares to be introduced, class C shares, and to issue no more than 147,560,175 C shares. The new C shares have been subscribed for by a securities company at a subscription price equal to the par value of the shares. The C shares were redeemed for an equivalent amount adjusted with interest, and an amount equivalent to the reduced share capital was transferred to the company's reserves. After execution of the above-mentioned decisions, the company's share capital amounted to SEK 553,350,656.25 and the number of outstanding shares became 442,680,525, of which 46,549,989 were Class A shares and 396,130,536 Class B shares. (Note that the paragraphs that follow in "—Shareholder Information" do not reflect the implementation of the 2005 share split.)

        During 2004, Tele2 reclassified 6,173,141 A shares to 6,173,141 B shares as per the decision made at the annual general meeting in May 2004. During 2002, Tele2 reclassified 8,317,143 A shares to 8,317,143 B shares as per the decision made at the annual general meeting in May 2002. See Note 25 of the Notes to the Consolidated Financial Statements.

        At our annual general meeting in 2002, our shareholders voted to implement a new global incentive program for key personnel within the Group. The program will be limited to a maximum of 1,055,000 Series B shares. At December 31, 2004, allotments corresponding to 616,500 Series B shares had been implemented. In addition, allotments corresponding to 153,700 Series B shares had been made to cover insurance costs that, according to Swedish law, arise when distributing options to employees. See Note 35 of the Notes to the Consolidated Financial Statements.

        As of April 29, 2005 (the most recent date for which demographic information about our ordinary shareholders is available), 15 registered shareholders with addresses in the U.S. held an aggregate of 12,054 Series A shares and 212 registered shareholders with addresses in the United States held an aggregate of 1,126,410 Series B shares.

        We terminated our ADR deposit agreement with The Bank of New York (the "Depositary") on April 25, 2005. On and after the termination date, ADR holders, upon surrender of their ADRs, are entitled to the delivery of the amount of deposited securities represented by the ADSs evidenced by such ADRs. After the termination date, the Depositary will stop registering transfers of ADRs, suspend the distribution of dividends to the holders of ADRs, and stop giving notices. The Depositary will continue to collect dividends and other distributions pertaining to deposited securities, sell rights as provided in the deposit agreement and deliver deposited securities, together with any dividends or other distributions received with respect thereto and the net proceeds of the sale of any rights or other property, in exchange for ADRs surrendered to the Depositary, but it will stop performing other acts under the deposit agreement. After the expiration of one year from the termination date, the Depositary will be entitled to sell any remaining deposited securities and hold uninvested the net proceeds of any such sale, together with any other cash then held by it, for the pro rata benefit of the holders of ADRs which have not yet been surrendered.

        All fees charged to the shareholders by the Depositary for the termination of the Tele2 ADR facility have been and will be paid by Tele2.

        We believe that a significant portion of our remaining outstanding ADSs, both Series A and Series B, are beneficially held by U.S. holders. Since a significant percentage of the registered holders of our shares and ADSs are brokers and other nominees, however, data regarding record holdings by U.S. residents of our shares or ADSs is likely not to be an accurate representation of the actual number of U.S. beneficial holders or the number of our shares beneficially held by U.S. persons.

        As of April 29, 2005, there were 1,875 registered shareholders of our Series A shares and 55,169 registered shareholders of our Series B shares with addresses in Sweden. The Swedish shareholders collectively held 14,511,900, or 93.5%, of our Series A shares and 101,731,309, or 77.0%, of our Series B shares as of April 29, 2005.

Related Party Transactions

Acquisitions and Divestitures

        As a result of substantial direct and indirect shareholdings by the Jan Hugo Stenbeck estate in the Tele2 Group, Investment AB Kinnevik Group, Transcom Worldwide Group, Millicom Group, Modern Holdings Inc Group, MTG Group, Metro Group, Viking Telecom Group and other companies, this estate has the potential to exert considerable influence on financial and operational decisions regarding activities by these companies. Tele2's associated companies and the above companies are regarded as related parties to us. Business relations between us and all related parties are conducted on commercial terms and conditions.

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

        Transactions with related parties are set forth in Note 38 of the Notes to the Consolidated Financial Statements.

Operational Agreements

        We supply telephony and data services on commercial terms to related parties. We are also one of two turnkey contractors for planning, expansion and operation in the associated company Svenska UMTS-nät AB's 3G-network. For additional financial and other information regarding our obligations with regards to related parties, see Note 38 of the Notes to the Consolidated Financial Statements.

Item 8: Financial Information

Consolidated Statements and other Financial Information

        See Item 17: "Financial Statements."

Dividends and Dividend Policy

        Our income is principally derived from the operations of our subsidiaries and associated companies. Shareholders' agreements also impose limitations on our ability to pay dividends.

        In 2005 we paid a distribution equivalent to an amount of SEK 15 per share in respect of the fiscal year 2004 (2003: SEK 3 per share, the first dividend in the company's history), or an aggregate amount of SEK 2,213 million (2003: SEK 443 million). The dividend consisted of a cash payment of SEK 5 per share and a 4:1 share split, comprising three ordinary shares and one redemption share, in combination with a mandatory redemption procedure through which the redemption shares will be redeemed for SEK 10 per share.

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

Legal Proceedings

        In December 2003, Tele2 announced that the tax authorities' review of Tele2's financial accounts for 2001 had been completed and that the Swedish tax authorities wished to change Tele2's taxation. In 2000, Tele2 acquired a majority interest in the listed company SEC. Because SEC's operations had been restructured, an external valuation was carried out, and this indicated a fall in value. The operations in SEC were therefore transferred at this reduced value. It was for this realized loss that Tele2 claimed a deduction. The tax authorities' announcement about changing Tele2's taxation was expected, as large sums are involved. However, Tele2 considered it remarkable that the judgement was made with the reference that there should not have been an actual fall in the value of SEC, despite the fact that the independent valuation, as well as the valuations carried out by analysts and other sector observers at that time, showed that there had actually been a decline in the value of SEC. Tele2 decided to request a reinvestigation from the same local tax authority and an explanation of the grounds for their decision. The tax authority has now completed its reinvestigation, but nothing has emerged to change our conviction that we have fulfilled all possible requirements for submission of evidence. Tele2 also remains convinced that the deduction claimed will be finally approved, and we have now lodged an appeal in the county administrative court. The tax authorities have questioned loss carry-forwards in Tele2 AB in this connection, representing a tax effect of SEK 3,910 million, of which SEK 3,675 million (2003: SEK 2,888 million) had been utilized at December 31, 2004. Tele2 is convinced that the disputes will be settled in Tele2's favor, and the loss carry-forwards have accordingly been valued at their full fiscal value.

        Other tax disputes involving Tele2 AB amounted to SEK 183 million (2003: SEK 184 million) at December 31, 2004. We believe that these disputes will be settled in Tele2's favor, which is why the loss carry-forwards have been valued at their full fiscal value.

        In January 2000, we made an application to the Post och Telestyrelsen ("PTS") that it decide that: (1) TeliaSonera, in its capacity as transit operator, should remunerate us for all traffic that TeliaSonera transits through its network for termination on our mobile network from other Swedish operators with which we did not have interconnect agreements at such time; and (2) that the remuneration be determinable at fair market value. PTS ruled in our favour in respect of both claims. The ruling also sets forth that the rates charged by us for the termination of calls on our mobile network may not exceed an amount equivalent to 10% above the cost-oriented fee that Telia Mobile was allowed to charge for terminating calls on its network. We appealed this decision, requesting the court to determine that we have the right to charge an amount equivalent to market rates when terminating calls on our network and that such market rates should not be linked to the cost of a competitor for producing similar services. The Administrative Court ruled in our favour. Both the PTS and TeliaSonera appealed this decision to the Administrative Court of Appeal. The Administrative Court of Appeal ruled in favour of Tele2 in regard of (1) above, but due to a formal error of the PTS during its proceedings the court sent part (2) of the case back to the PTS for correction. There are now several cases regarding different time periods pending at the PTS and in court regarding what price Tele2 is allowed to charge for terminating calls on its mobile network, i.e. what is a fair market price.

        In connection with the above dispute, Tele2 Sverige AB has sued TeliaSonera AB for payment of approximately SEK 840 million, claiming failure to make due payments of interconnect fees (no deduction of payments passed on by TeliaSonera has been made in this amount). The proceedings have been suspended by the District Court pending a final decision regarding the terminating price in the above-referenced case between Tele2, TeliaSonera and the PTS.

        In addition to the cases described above, various Tele2 companies are parties to litigation incidental to the normal conduct of their businesses. Also, certain of our subsidiaries are and may in the future be involved in investigations involving value-added taxes and related matters in certain European jurisdictions. We cannot be sure that these investigations will not lead to reassessment of taxes or penalties by the relevant tax authorities. We do not believe that liabilities related to the litigation and investigations described above, in the aggregate, are likely to have a significant effect on the financial position of the Tele2 Group.

Significant Changes

        Other than as disclosed above or elsewhere in this annual report, no significant change has occurred since the date of our most recent audited financial statements.

Item 9: The Offer and the Listing

Price History of Our Stock

        The principal trading market for our shares is the Stockholmsbörsen. The Stockholmsbörsen consists of shares quoted on two lists: the A-list and the O-list. The O-list is primarily intended for smaller companies, companies with short operating histories and companies intending to join the A-list but not yet able to satisfy the requirements of the A-list. Our Shares began trading on the O-list of the Stockholmsbörsen on May 14, 1996.

        On January 24, 1997, our ADSs, began trading on NASDAQ. The Bank of New York was the depository of our ADSs, which traded on NASDAQ under the symbols "TLTOA" and "TLTOB". On April 8, 2005, we delisted our American Depositary Shares from the NASDAQ national exchange in the United States. ADSs representing our Series A shares and Series B shares therefore no longer trade publicly in the United States. The decision to delist was based on the fact that the costs of listing outweighed the limited benefits of remaining listed on NASDAQ. Of our total traded volume during 2004, less than 0.1% was on NASDAQ. The last trading day for our ADSs on NASDAQ was April 8, 2005.

        We also terminated our ADR deposit agreement with The Bank of New York (the "Depositary") on April 25, 2005. On and after the termination date, ADR holders, upon surrender of their ADRs, are entitled to the delivery of the amount of deposited securities represented by the ADSs evidenced by such ADRs. After the termination date, the Depositary will stop registering transfers of ADRs, suspend the distribution of dividends to the holders of ADRs, and stop giving notices. The Depositary will continue to collect dividends and other distributions pertaining to deposited securities, sell rights as provided in the deposit agreement and deliver deposited securities, together with any dividends or other distributions received with respect thereto and the net proceeds of the sale of any rights or other property, in exchange for ADRs surrendered to the Depositary, but it will stop performing other acts under the deposit agreement. After the expiration of one year from the termination date, the Depositary will be entitled to sell any remaining deposited securities and hold uninvested the net proceeds of any such sale, together with any other cash then held by it, for the pro rata benefit of the holders of ADRs which have not yet been surrendered.

        All fees charged to the shareholders by the Depositary for the termination of the Tele2 ADR facility have been and will be paid by Tele2.

        As of December 31, 2004, the Series A ADS closed at $38.01 (last day traded November 17, 2004) and our Series B ADS closed at $39.73 (last day traded December 30, 2004). On April 8, 2005, the last trading day for our ADSs on NASDAQ, the Series A ADS closed at $34.00 (last day traded March 29, 2005) and our Series B ADS closed at $32.57 (last day traded April 6, 2005).

        Tele2 carried out a 4:1 share split, whereby every share, irrespective of share class, was split into three ordinary shares and one redemption share. The record date for the share split was May 23, 2005. Trading in the redemption shares took place on the Stockholmsbörsen during the period from May 24 to June 10, 2005, after which all redemption shares were automatically redeemed. The record date for the redemption was June 17, 2005. Payment for the redemption shares, corresponding to SEK 10 per share, is expected to take place on June 22, 2005.

        The following table sets forth the range of high and low closing prices for the common shares on the Stockholmsbörsen for the periods indicated.

		Series A Shares				Series B Shares
		High		Low		High		Low
		(SEK)				(SEK)
2000	Whole year	885.00		298.00		950.00		333.00
2001	Whole year	458.50		198.00		490.00		226.50
2002	Whole year	289.00		126.00		314.50		122.00
2003	First quarter	269.00		216.00		280.00		217.00
	Second quarter	306.00		242.00		309.00		246.00
	Third quarter	347.00		278.50		353.00		281.00
	Fourth quarter	400.00		329.50		405.00		333.50
2004	First quarter	415.00		342.00		422.50		344.00
	Second quarter	372.50		310.00		371.50		314.50
	Third quarter	329.00		264.50		328.00		261.50
	Fourth quarter	283.00		232.00		279.50		224.50
2005	January	272.00		241.00		269.50		239.00
	February	265.00		242.50		265.00		239.50
	March	256.50		237.00		250.00		230.00
	April	250.00		226.00		250.50		222.00
	May	234.00		71.50	(1)	234.00		71.50	(1)
	June(2)	73.00	(1)	70.50	(1)	72.00	(1)	68.50	(1)

(1)
On May 23, 2005, Tele2 carried out a share split 4:1, whereby every share, irrespective of share class, was split into three ordinary shares and one redemption share.

(2)
The price range set forth for June 2005 covers the period between June 1 and June 14.

        The following table sets forth the range of high and low closing prices for the common shares on the NASDAQ National Market for the periods indicated.

		American Depositary Shares—Series A		American Depositary Shares—Series B
		High	Low	High	Low
		($)	($)	($)	($)
2000	Whole year	48.00	29.00	107.00	33.38
2001	Whole year	40.00	26.25	51.38	20.00
2002	Whole year	32.00	13.50	37.22	14.10
2003	First quarter	31.75	25.11	31.41	25.62
	Second quarter	38.00	30.67	39.90	29.50
	Third quarter	38.00	33.66	45.37	34.45
	Fourth quarter	54.75	38.00	54.20	43.75
2004	First quarter	56.99	48.64	57.98	45.70
	Second quarter	46.00	40.00	48.64	41.00
	Third quarter	40.20	35.50	43.99	34.40
	Fourth quarter	38.01	34.50	40.18	31.37
2005	January	No trades	No trades	39.73	34.19
	February	38.01	35.00	36.71	34.99
	March	38.50	34.00	36.44	32.80
	April(1)	No trades	No trades	33.31	32.57

(1)
The price range set forth for April 2005 covers the period between April 1 and April 8, due to the delisting from NASDAQ on April 8, 2005.

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

        The Swedish Companies Act stipulates, in addition to the rules in the articles of association, that a written notice must be sent to each shareholder whose address is known to us when an annual general meeting is convened to deal with, inter alia, amendments to the articles of association as described under the second and third bullet points above or with the commencement or discontinuance of our liquidation.

        There are no limitations under Swedish law or under our articles of association on the right of foreigners to hold or vote our shares.

Dividends

        Decisions regarding payment of dividends are made at an annual general meeting. Our articles of association stipulate that all classes of shares carry equal rights regarding entitlement to dividends, assets and capital distribution. The Swedish Companies Act stipulates that interim dividends are not permitted. The Companies Act furthermore stipulates that owners of not less than one-tenth of all shares have the right to in some situations demand the distribution of limited dividends.

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

Preferential Rights to Subscribe for Shares

        Under the Swedish Companies Act and our articles of association, existing shareholders have preferential rights to subscribe for new shares, convertible debt instruments or similar instruments issued for cash in proportion to their existing holdings unless the articles of association provide otherwise or the annual general meeting deciding on the issue stipulates that the shareholders shall not have such preferential rights. There is however no liability upon the shareholders for further capital calls by the company set out in the articles of association or in the Companies Act. A decision by the annual general meeting requires approval of shareholders representing at least two-thirds of the votes cast as well as at least two-thirds of the shares represented at the meeting. Our articles of association do not limit the shareholders' preferential rights to subscribe.

Disclosure of Change in Ownership

        The Swedish Industry and Commerce Stock Exchange Committee (Näringslivets Börskommitté, or NBK) has issued rules according to which any seller and purchaser of shares in a Swedish company listed on the Stockholm Stock Exchange and companies whose shares are listed on another Swedish stock exchange or authorized marketplace is required to disclose transactions to such company and to the relevant stock exchange if such purchaser, as a result of the purchase, holds directly or indirectly 5% or more of either the total voting rights for all shares or the total number of shares in the company, or the seller ceases to own that threshold amount or the holdings of a 5% holder subsequently reach, exceed or fall below any of the thresholds of 10%, 15%, 20% and further increments of 5%, up to 90%. The rules are also applicable to certain sales and purchases of convertible debt instruments, options and futures contracts regarding the purchase of shares.

        Disclosure in accordance with the rules shall be made to the issuing company, the stock exchange, an established news agency and to at least one nationally published newspaper, no later than 9:00 a.m. on the first day of stock exchange trading after the date of the transaction.

        The 1991 Swedish Financial Instruments Trading Act (lag 1991:980 om handel med finansiella instrument) also provides that when a natural person or legal person acquires or disposes of shares in a Swedish limited liability company which has issued shares that are registered on a securities exchange situated or operating in one or more European Economic Area Countries, or shares that without being registered are listed on a securities exchange or authorized marketplace in Sweden, and following that acquisition or disposal the proportion of voting rights held reaches, exceeds or falls below one of the thresholds of 10%, 20%, 33 1/3%, 50% or 66 2/3%, that person shall notify both the company and such stock exchange in writing or if the shares are not listed in Sweden, the Swedish Financial Supervisory Authority (Finansinspektionen) within seven calendar days of the acquisition or disposal.

        The Swedish Reporting Duty (Certain Holdings of Financial Instruments) Act (lagen 2000:1087 om anmälningsskydighet för vissa innehav av finansiella instrument) calls for a person holding an insider position, that is a person deemed to enjoy especially good conditions to obtain access to confidential information regarding the company, to report in writing shareholdings and other financial instruments in the company held by him and by closely affiliated natural or legal persons. Changes in such holdings must also be reported to The Financial Supervisory Authority within five days of the change. Where the change relates to closely affiliated persons, the report must be made within five calendar days from the date on which the insider became aware of the change. Stock market companies are obliged to report to the Financial Supervisory Authority the identity of persons in the company and its subsidiaries who hold insider positions. The report must be received by the Financial Supervisory Authority within 14 calendar days from the date on which the insider position arose.

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

        Company share repurchases may only take place on the stock market or pursuant to an offer to all shareholders (or all shareholders of a specified class of shares) and may not exceed 10 percent of the issued shares. We may not repurchase our own shares by way of direct negotiations with any of our shareholders. To buy our own shares on a stock exchange or marketplace outside the European Economic Area, we must obtain permission from the Swedish Financial Supervisory Authority.

        Share buybacks may only take place to the extent they do not impair our restricted equity after the buyback. We may not record our own shares as assets on our balance sheet. Further, the proportions of a share buyback may not be so large as to violate sound business practice considering our need of consolidation, liquidity or financial position in other respects. We may not hold more than one-tenth of all our issued shares. In this context, shares held by any of our subsidiaries are deemed to belong to us.

        We may hold repurchased shares for an unlimited period of time. We may not vote these shares, and these shares do not confer a right to dividends or preferential rights to new shares in connection with an issue of new shares. However, if we hold our own shares, we may receive new shares by way of a bonus issue.

        As a public company, if we hold our own shares, we may either reduce the share capital and cancel the shares or sell the shares to someone else. If we buy or sell our own shares, we must notify the stock exchange or the marketplace where the shares are listed, as well as an established news agency and at least three newspapers that circulate throughout the country.

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

Material Contracts

        On November 23, 2004, Tele2 Sverige AB entered into an agreement with a number of banks regarding a loan facility of SEK 7 billion. The loan facility is guaranteed by ABN Amro, Calyon Bank, Citigroup Global Markets Limited, DNB Nor Bank ASA, Nordea Bank AB (publ), SEB Merchant Banking, Svenska Handelsbanken AB (publ), Royal Bank of Scotland PLC, WestLB AG and Société Générale.

Exchange Controls

        There is no Swedish legislation affecting a) the import or export of capital or b) the remittance of dividends, interest or other payments to non-resident holders of our securities except that, subject to the provisions in any tax treaty, dividends are subject to withholding tax.

Taxation

        The following is a summary of certain Swedish and U.S. federal tax considerations relevant to the ownership and disposition of shares or ADSs. The summary does not purport to be a comprehensive description of all of the tax considerations that may be relevant to any particular holder, including tax considerations that arise from rules of general application or that are generally assumed to be known by holders. In particular, the summary deals only with holders that hold shares or ADSs as capital assets and does not address the tax treatment of holders that are subject to special rules, such as banks, insurance companies, tax-exempt organizations, financial institutions, dealers in securities or currencies, persons that elect mark to market treatment, persons that hold shares or ADSs as a position in a straddle, conversion transaction, synthetic security or other integrated financial transaction and persons that own, or will own, directly or indirectly, 10% or more of our outstanding stock.

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

Estate and Wealth Taxation

        Non-Swedish holders will not be subject to wealth tax in Sweden. No gift, estate or inheritance taxes will arise in Sweden.

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

        The gross amount of dividends received by you (including amounts withheld in respect of Swedish withholding tax) generally will be subject to U.S. federal income taxation as foreign source passive income and will not be eligible for the dividends received deduction allowed to corporations. Dividends paid in a currency other than the U.S. dollar will be included in your income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date of receipt by the Depositary, if applicable, or you, regardless of whether the payment is in fact converted into U.S. dollars. If such dividends are converted into U.S. dollars on the date of receipt, you should generally not be required to recognize foreign currency gain or loss in respect of the dividend income. Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual prior to January 1, 2009 with respect to our ADSs will be subject to taxation at a maximum rate of 15% if the dividends are "qualified dividends." Dividends paid on our ADSs will be treated as qualified dividends if (i) we are eligible for the benefits of a comprehensive income tax treaty with the United States that the IRS has approved for the purposes of the qualified dividend rules and (ii) we were not, (a) a passive foreign investment company ("PFIC") or (b) for dividends paid prior to the 2005 tax year, a foreign personal holding company ("FPHC") or foreign investment company ("FIC"). The income tax treaty between Sweden and the United States has been approved for the purposes of the qualified dividend rules. Based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC, FPHC or FIC for U.S. federal income tax purposes with respect to our 2003 or 2004 taxable year. In addition, based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2005 taxable year.

        The U.S. Treasury has announced its intention to promulgate rules pursuant to which holders of ADSs or shares and intermediaries though whom such securities are held will be permitted to rely on certifications from issuers to establish that dividends are treated as qualified dividends. Because such procedures have not yet been issued, it is not clear whether we will be able to comply with them. Holders of ADSs and shares should consult their own tax advisers regarding the availability of the reduced dividend tax rate in the light of their own particular circumstances.

        Swedish withholding tax at the rate applicable to you under the Sweden-U.S. income tax treaty will be treated as a foreign income tax that, subject to generally applicable limitations, is eligible for credit against your U.S. federal income tax liability. Foreign tax credits will not be allowed for withholding taxes imposed with regard to certain short-term or hedged positions in securities and may not be allowed with regard to arrangements in which a holder's expected economic profit is insubstantial. You should consult your own adviser concerning the implications of these rules in light of your particular circumstances.

        Distributions of additional shares with respect to your shares or ADSs that are made as part of a pro rata distribution to all Tele2 shareholders generally will not be subject to U.S. federal income tax.

Sale or Other Disposition of Shares or ADSs

        You generally will realize gain or loss on the sale or other disposition of shares or ADSs equal to the difference between the amount realized on the disposition and your adjusted tax basis in the shares or ADSs. Any such gain or loss will be subject to U.S. federal income taxation as capital gain or loss, and will be long-term gain or loss if your holding period for the shares or ADSs is more than one year at the time of disposition. If you are an individual, the net amount of long-term capital gain realized by you generally is subject to taxation at a maximum rate of 15%.

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

Risk of Variations in Exchange Rates

        We are affected by fluctuations in exchange rates. Currently, companies reporting in Swedish kronor account for 22% of our operating revenue and companies using EUR account for 52%. In telephony operations a currency risk arises in connection with international call traffic as a liability or a receivable created between Tele2 companies and foreign operators. In mobile telephony, these transactions are calculated in SDRs (Special Drawing Rights) but are invoiced and paid in EUR. See Note 24 of the Notes to the Consolidated Financial Statements.

        Our SEK 7 billion five-year loan facility can be used in several currencies, at present USD, SEK, EUR and GBP. The exchange rate differences that continually arise in translating loan liabilities are offset against the exchange rate differences that arise from the corresponding net investment in subsidiaries. No hedging is undertaken against other types of currency risk. On December 31, 2004, exchange rate differences after tax of SEK 77 million (2003: SEK 7 million) relating to loan liabilities were booked directly against shareholders' equity.

        Our net foreign exchange difference reported in the income statement amounted to SEK -3 million in 2004 (2003: SEK -7 million). We believe that some of the risks of our operations in multiple currencies are mitigated by structural matching. This structural matching occurs because we incur many of our operating expenses in the same currency in which we invoice the services relating to such costs.

        Although we maintain our books and report our results in Swedish kronor, we conduct a material portion of our operations through subsidiaries outside Sweden (corresponding to approximately 78% of consolidated operating revenues in 2004). We record the assets and liabilities in the books of such subsidiaries in reporting currencies other than Swedish kronor. Net unrealized exchange adjustments arising from translation of assets and liabilities are not included in the consolidated statements of earnings but appear as a component of shareholders' equity, accounting for SEK -1,026 million, SEK -780 million and SEK -423 million in 2002, 2003 and 2004 respectively. The translation risks associated with currency fluctuations may have an adverse effect on our financial condition in the future. Currency risks in our international operations are limited by denominating loans to group companies in the subsidiary's local currency.

Risk of Variations in Floating Interest Rates

        Our total loan liability to financial institutions and other interest-bearing liabilities that carried a variable rate of interest at December 31, 2004 was SEK 4,651 million, or 94% of total liability to financial institutions and other interest-bearing liabilities (2003: SEK 6,555 million, 91%). An increase in interest rates of 100 basis points would entail an additional interest expense of SEK 47 million, calculated on the basis of variable interest-bearing liabilities at December 31, 2004. However, we are monitoring trends on interest-rate markets and decisions regarding the interest-rate fixing strategy are assessed regularly. See Note 27 of the Notes to the Consolidated Financial Statements.

        A table summarizing our debt obligations as of December 31, 2004, which are sensitive to changes in interest rates, is set forth in Note 27 of Notes to the Consolidated Financial Statements. The table presents principal payment obligations by maturity date, and indicates that 64% of total interest-bearing liabilities with variable interest rates of SEK 4,651 million mature for payment within one year.

Credit Risk

        Credit risk entails the book loss that would be reported on the closing date if counterparties completely neglected to fulfil their payment obligations in accordance with agreements. We have limited our credit risk in respect of receivables by continually conducting credit assessments of the customer stock. Since we have a highly varied customer stock that includes individuals as well as companies, our credit risk is more limited than it might otherwise be. We make provisions for any credit losses, and these have remained within management's expectations.

Item 12: Description Of Securities Other Than Equity Securities

        This item is not applicable.

PART II

Item 13. Defaults, Dividend Arrearages And Delinquencies

        None.

Item 14. Material Modifications To The Rights Of Security Holders And Use Of Proceeds

        None.

Item 15. Controls and Procedures

        We carried out an evaluation under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2004. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that the disclosure controls and procedures as of December 31, 2004 were effective to provide reasonable assurance that information required to be disclosed in the reports we file and submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported as and when required.

        There has been no change in our internal control over financial reporting during 2004 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16. Reserved

Item 16A. Audit Committee Financial Expert

        Our board of directors has determined that audit committee member John Shakeshaft, who it believes is considered "independent," qualifies as an "audit committee financial expert" within the meaning of this Item 16A.

Item 16B. Code of Ethics

        We have not adopted a code of ethics, as defined in Item 16B of Form 20-F under the Securities Exchange Act of 1934, as amended, because our senior executive and financial officers are bound by Swedish mandatory ethics rules and a number of internal rules and guidelines, which we believe have collectively a purpose and function that is substantially similar to a code of ethics within the meaning of Item 16B.

        Such Swedish mandatory ethics rules include various Swedish corporate laws, Swedish securities laws and related listing rules of the Stockholm Stock Exchange, providing detailed rules regarding insider-trading and disclosure requirements. In addition, Tele2 has detailed internal insider trading rules and we have implemented a number of compliance programmes and policies. Moreover, many of our employment contracts for our directors and executive managers include provisions regarding conflict of interests. Finally, we have developed corporate principles that describe our vision and values, which have been implemented throughout Tele2 and which form the basis for our business conduct.

Item 16C. Principal Accountant Fees and Services

        The Sarbanes-Oxley Act of 2002 requires that audit committees pre-approve all services provided by the company's independent auditor, except in limited circumstances where approval is waived under the provisions of paragraph (c)(7)(i) of Rule 2-01 of Regulation S-X. This process is critical to the auditor maintaining independence. The company's process requires that all services provided by the independent auditor be pre-approved by the audit committee.

        During 2004 we paid SEK 18 million to Deloitte (2003: SEK 34 million to PWC, our auditors at that time) and SEK 21 million (2003: SEK 8 million) to our other auditors. All services provided by our auditors were pre-approved pursuant to the company's pre-approval policy. These amounts were spent on audit services, audit-related services, tax services and other services as follows.

        The following table presents the aggregate fees for professional services and other services rendered by PricewaterhouseCoopers to Tele2 for 2003 and by Deloitte for 2004.

	Year ended December 31,
	2003	2004
	(SEK in millions)
Audit fees(1)	17	15
Audit-related fees(2)	3	3
Tax fees(3)	14	—

Total	34	18

(1)
Audit fees consist of fees billed for the annual audit of the company's consolidated financial statements and the statutory financial statements of the company's subsidiaries. They also include fees billed for other audit services, which are those services that only the external auditor reasonably can provide, and include the review of documents filed with the Securities and Exchange Commission.

(2)
Audit-related fees consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the company's financial statements or that are traditionally performed by the external auditor, and include consultations concerning financial accounting and reporting standards.

(3)
Tax fees include: fees billed for tax compliance services; tax consultations, such as assistance and representation in connection with tax audits and appeals, tax advice related to mergers and acquisitions and transfer pricing, and requests for rulings or technical advice from taxing authorities; and tax planning services.

Item 16D: Exemptions from the Listing Standards for Audit Committees

        This item is not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

        Neither we nor any affiliated purchaser have purchased any of our equity securities during the year ended December 31, 2004.

PART III

Item 17. Financial Statements.

        The financial statements listed in the Index to Financial Statements are filed or incorporated by reference as a part of this Annual Report.

Item 18. Financial Statements.

        The registrant has responded to Item 17 in lieu of responding to this item.

Item 19. Exhibits

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
4.16
Amendment Agreement, dated December 20, 2002, among Tele2 Sverige AB, Tele2 Holding AB, the Security Providers, the Original Cross-Guarantors, the Original Guarantors (as such terms are defined in the Amendment Agreement), Tele2 AB (publ), ABN AMRO Bank N.V., CIBC World Markets plc, ING Bank N.V., Nordea Markets, the Royal Bank of Scotland plc and WestLB, London Branch, amending and restating the amended and restated Senior Loan Facility dated as of November 28, 2001.(10)
4.17
Credit Facility Agreement, dated November 23, 2004, among Tele2 Sverige AB, Tele2 AB (publ) as Original Guarantor, the Mandated Lead Arrangers, the Original Lenders and the Facility Agent (as such terms are defined in the Credit Facility Agreement).
8.1	List of subsidiaries and other associated companies of Tele2 AB as of December 31, 2004.
12.1	Certification of CEO Pursuant to 17 C.F.R. 240.13a-14 or 15d-14 as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of CFO Pursuant to 17 C.F.R. 240.13a-14 or 15d-14 as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification of CEO and CFO Pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

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

TELE2 AB
/s/ LARS-JOHAN JARNHEIMER Lars-Johan Jarnheimer President and Chief Executive Officer

Date: June 21, 2005

Index to the Consolidated Financial Statements of Tele2 AB and Subsidiaries

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Tele2 AB:

        We have audited the accompanying consolidated balance sheet of Tele2 AB and subsidiaries (the "Company") as of December 31, 2004, and the related consolidated statements of income, changes in shareholders' equity and cash flow for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The consolidated financial statements of the Company as of December 31, 2003 and for the years ended December 31, 2002 and 2003 were audited by other auditors whose report, dated March 3, 2004 (except for Notes 2, 25 and 40, as to which the date is June 20, 2005), expressed an unqualified opinion on those statements and included an explanatory paragraph relating to the differences between accounting principles generally accepted in Sweden and accounting principles generally accepted in the United States of America and the nature and effect of such differences.

        We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

        In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Tele2 AB and subsidiaries as of December 31, 2004, and the results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in Sweden.

        Accounting principles generally accepted in Sweden vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 39 to the consolidated financial statements.

        Our audit also comprehended the translation of Swedish kronor amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 1. Such U.S. dollar amounts are presented solely for the convenience of readers in the United States of America.

Deloitte & Touche AB
Stockholm, Sweden

June 20, 2005

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Shareholders of Tele2 AB (publ):

        We have audited the accompanying consolidated balance sheets of Tele2 AB and its subsidiaries as of December 31, 2003 and the related consolidated statements of income, of cash flows and of changes in shareholders' equity for each of the two years in the period ended December 31, 2003. These financial statements are the responsibility of Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Tele2 AB and its subsidiaries at December 31, 2003, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in Sweden.

        Accounting principles generally accepted in Sweden vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 39 to the consolidated financial statements.

Stockholm, Sweden
March 3, 2004 except for Notes 2, 25 and 40, as to which the date is June 20, 2005

Pål Wingren
Authorized Public Accountant
PricewaterhouseCoopers AB

TELE2 AB AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENTS

(in millions except share and per share data)

		Year ended December 31,
	Note	2002	2003	2004	2004
		SEK	SEK	SEK	USD
Operating revenue	(5)	31,282	36,911	43,033	6,453
Cost of services sold		(19,890)	(23,109)	(26,418)	(3,962)

Gross profit		11,392	13,802	16,615	2,491
Selling expenses		(7,279)	(8,820)	(10,738)	(1,610)
Administrative expenses	(36)	(2,571)	(3,110)	(3,157)	(473)
Other operating revenues	(7)	50	78	92	14
Other operating expenses	(8)	(62)	(66)	(40)	(6)
Profit (loss) from associated companies	(9)	(41)	(18)	17	2
Sale of associated companies		5	—	—	—

Operating profit	(6, 35)	1,494	1,866	2,789	418
Profit/loss on financial investments:
Result from other securities and receivables classified as fixed assets	(11)	(84)	(70)	1	—
Other interest revenue and similar income	(12)	165	106	260	39
Interest expenses and similar costs	(13)	(779)	(635)	(369)	(55)

Profit after financial items		796	1,267	2,681	402
Tax on profit for the year	(14)	(574)	1,092	(779)	(117)
Minority interest		1	37	—	—

Net profit for the year	(2, 3)	223	2,396	1,902	285

Earnings per share(1)	(25)	SEK 0.50	SEK 5.42	SEK 4.30	USD 0.64
Earnings per share after dilution(1)	(25)	SEK 0.50	SEK 5.40	SEK 4.29	USD 0.64
Number of shares outstanding at year end(1)	(25)	442,380,525	442,680,525	442,680,525
Average number of shares outstanding during the year(1)	(25)	442,080,525	442,380,525	442,680,525
Number of shares outstanding at year end after dilution(1)	(25)	444,669,525	444,611.025	444,530,025
Average number of shares outstanding during the year after dilution(1)	(25)	442,902,879	443,607,524	443,571,555

(1)
All earnings per share amounts and number of shares outstanding have been retroactively restated to reflect the impact of the share split described in Note 40.

Solely for the convenience of the reader, the 2004 financial statements have been translated into United States Dollars (USD) using the December 31, 2004 noon buying rate of the Federal Reserve Bank of New York of USD 1 = SEK 6.6687. See Note 1.

The accompanying notes are an integral part of these consolidated financial statements.

TELE2 AB AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(in millions)

		At December 31,
	Note	2003	2004	2004
		SEK	SEK	USD
ASSETS
Fixed assets
Intangible assets
Goodwill	(15)	23,076	20,960	3,143
Other intangible assets	(15)	480	1,566	235

Total intangible assets		23,556	22,526	3,378
Tangible assets
Machinery and technical plant	(16)	8,334	8,098	1,214
Other tangible assets	(16)	702	917	138
Total tangible assets		9,036	9,015	1,352
Financial assets
Shares in group companies	(17)
Shares in associated companies	(18)	514	531	79
Deferred income tax assets	(14)	2,459	2,747	412
Other financial assets	(19)	84	93	14

Total financial assets		3,057	3,371	505

Total fixed assets		35,649	34,912	5,235
Current assets
Materials and supplies		350	308	46
Current receivables
Accounts receivable	(20)	5,569	5,945	891
Other receivables	(21)	310	568	85
Prepaid expenses and accrued income	(22)	3,319	3,945	592

Total current receivables		9,198	10,458	1,569
Cash and cash equivalents	(23)	2,773	2,148	322

Total current assets		12,321	12,914	1,937

Total assets	(2, 3)	47,970	47,826	7,172

Solely for the convenience of the reader, the 2004 financial statements have been translated into United States Dollars (USD) using the December 31, 2004 noon buying rate of the Federal Reserve Bank of New York of USD 1 = SEK 6.6687. See Note 1.

The accompanying notes are an integral part of these consolidated financial statements.

TELE2 AB AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(in millions)

		At December 31,
	Note	2003	2004	2004
		SEK	SEK	USD
EQUITY AND LIABILITIES
Shareholders' equity	(24)
Restricted equity
Share capital	(25)	738	738	111
Restricted reserves		23,706	22,583	3,386

Total restricted equity		24,444	23,321	3,497
Unrestricted reserves
Unrestricted reserves		3,520	6,173	926
Net profit of the year		2,396	1,902	285

Total unrestricted reserves		5,916	8,075	1,211

Total shareholders' equity		30,360	31,396	4,708
Minority interests		7	2	—
Provisions	(26)	26	63	9
Long-term liabilities
Interest-bearing
Liabilities to financial institutions	(27)	4,752	1,641	246
Other liabilities	(28)	23	10	2

Total long-term liabilities		4,775	1,651	248
Short-term liabilities
Interest-bearing
Liabilities to financial institutions	(27)	2,449	3,292	494
Other liabilities	(28)	12	8	1

Total interest-bearing liabilities		2,461	3,300	495
Non-interest-bearing
Accounts payable		4,486	5,060	759
Current income tax liabilities		83	226	34
Other liabilities	(29)	598	494	74
Accrued expenses and deferred income	(30)	5,174	5,634	845

Total non-interest-bearing		10,341	11,414	1,712

Total short-term liabilities		12,802	14,714	2,207

Total shareholders' equity and liabilities	(2, 3)	47,970	47,826	7,172

PLEDGED ASSETS AND CONTINGENT LIABILITIES
Pledged assets	(31)	12,921	430	64
Contingent liabilities	(32)	363	1,013	152

Solely for the convenience of the reader, the 2004 financial statements have been translated into United States Dollars (USD) using the December 31, 2004 noon buying rate of the Federal Reserve Bank of New York of USD 1 = SEK 6.6687. See Note 1.

The accompanying notes are an integral part of these consolidated financial statements.

TELE2 AB AND SUBSIDIARIES

CONSOLIDATED CASH FLOW STATEMENTS

(in millions)

		Year ended December 31,
	Note	2002	2003	2004	2004
		SEK	SEK	SEK	USD
Operating activities
Operating profit		1,494	1,866	2,789	418
Adjustments for non-cash operating activities:
Depreciation and amortization		3,597	3,826	3,846	577
Result from shares in associated companies		36	18	(17)	(2)
Capital (gain) loss on sale of fixed assets		9	27	(24)	(4)
Finance leases		(20)	(32)	(31)	(5)
Exchange rate differences		63	(15)	(9)	(1)
Interest received		157	124	133	20
Interest paid		(619)	(532)	(284)	(43)
Financial expenses paid		(104)	(118)	(23)	(3)
Tax paid		(49)	(102)	(152)	(23)

Cash flow from operating activities before changes in working capital		4,564	5,062	6,228	934
Changes in working capital:
Materials and supplies		(12)	(7)	28	4
Operating receivables		(815)	(1,487)	(597)	(89)
Operating liabilities		628	2,406	217	32

Changes in working capital		(199)	912	(352)	(53)

Cash flow from operating activities		4,365	5,974	5,876	881
Investing activities
Acquisition of intangible fixed assets		(208)	(102)	(56)	(8)
Net investments in tangible fixed assets		(1,682)	(1,788)	(1,506)	(226)
Acquisition of shares in group companies (excluding cash)	(17)	(346)	(699)	(2,065)	(310)
Proceeds from sale of subsidiaries		—	—	33	5
Acquisition of other securities		(317)	—	(737)	(111)
Sale of other securities		40	21	899	135
Other long-term lending		(12)	(64)	(17)	(2)
Other repayments from long-term lending		9	76	32	5

Cash flow from investing activities		(2,516)	(2,556)	(3,417)	(512)
Cash flow after investing activities		1,849	3,418	2,459	369
Financing activities
Proceeds from loans from credit institutions		528	1,399	7,431	1,114
Repayment of loans from credit institutions		(1,744)	(4,327)	(9,989)	(1,498)
Proceeds from other interest-bearing liabilities		12	—	—	—
Repayment of other interest-bearing liabilities		(209)	(27)	(73)	(11)
Dividends paid		—	—	(443)	(66)
Proceeds from new shares issued		15	15	—	—

Cash flow from financing activities		(1,398)	(2,940)	(3,074)	(461)

Net change in cash and cash equivalents		451	478	(615)	(92)
Cash and cash equivalents at the beginning of the year	(23)	2,275	2,473	2,773	416
Exchange rate differences in cash and cash equivalents	(23)	(253)	(178)	(10)	(2)

Cash and cash equivalents at the end of the year*	(23)	2,473	2,773	2,148	322

*of which, restricted funds	(23)	870	830	365	55
For additional cash flow information, please refer to:	(33)

Solely for the convenience of the reader, the 2004 financial statements have been translated into United States Dollars (USD) using the December 31, 2004 noon buying rate of the Federal Reserve Bank of New York of USD 1 = SEK 6.6687. See Note 1.

The accompanying notes are an integral part of these consolidated financial statements.

TELE2 AB AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(in millions)

	Note	Share Capital	Restricted reserves	Unrestricted reserves	Total Shareholders' Equity
		(SEK in millions)
Opening shareholders' equity January 1, 2002		737	35,741	(6,961)	29,517
Items reported directly against shareholders' equity:
Exchange rate difference	(24)	—	(868)	(158)	(1,026)

Total items reported directly against shareholders' equity		—	(868)	(158)	(1,026)
Other changes in shareholders' equity:
Utilization of share premium reserve		—	(7,387)	7,387	—
New shares issued		—	14	—	14
Transfers between restricted and unrestricted reserves		—	(3,099)	3,099	—
Net profit for the year		—	—	223	223

Closing shareholders' equity December 31, 2002		737	24,401	3,590	28,728

Opening shareholders' equity January 1, 2003		737	24,401	3,590	28,728
Items reported directly against shareholders' equity:
Exchange rate differences	(24)	—	(865)	85	(780)

Total items reported directly against shareholders' equity		—	(865)	85	(780)
Other changes in shareholders' equity:
New shares issued		1	15	—	16
Transfers between restricted and unrestricted reserves		—	155	(155)	—
Net profit for the year		—	—	2,396	2,396

Closing shareholders' equity December31, 2003		738	23,706	5,916	30,360

Opening shareholders' equity January 1, 2004		738	23,706	5,916	30,360
Items reported directly against shareholders' equity:
Exchange rate differences	(24)	—	(620)	197	(423)

Total items reported directly against shareholders' equity		—	(620)	197	(423)
Other changes in shareholders' equity:
Dividend		—	—	(443)	(443)
Transfers between restricted and unrestricted reserves		—	(503)	503	—
Net profit for the year		—	—	1,902	1,902

Closing shareholders' equity December 31, 2004		738	22,583	8,075	31,396

The accompanying notes are an integral part of these consolidated financial statements.

TELE2 AB AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in SEK millions unless otherwise stated)

NOTE 1 BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES

OPERATIONS

        References to "Tele2", the "Group" or the "Tele2 Group" in these notes to the financial statements pertain to Tele2 AB (the parent) and its subsidiaries in accordance with the description below, unless specifically indicated otherwise.

        Tele2 is a European alternative telecom operator. Tele2 strives to offer the market's best prices and to provide cheap and simple telecoms for all Europeans in the markets in which we operate. We have close to 28 million customers in 24 countries. Tele2 offers products and services. Our main competitors are the former government monopolies. Tele2 was founded in 1993 by Jan Stenbeck and has been listed on Stockholmsbörsen since 1996. In 2004, we had an operating revenue of SEK 43 billion and a profit before income taxes of 2.7 billion.

GENERAL ACCOUNTING PRINCIPLES

        The annual report has been prepared in accordance with the Annual Accounts Act, and the recommendations of the Swedish Financial Accounting Standards Council and its Emerging Issues Task Force ("Swedish GAAP"). In addition, Tele2 is required to reconcile its financial statements to accounting principles generally accepted in the United States of America ("US GAAP") as Tele2 is a registered with the U.S. Securities and Exchange Commission. Differences between Swedish GAAP and US GAAP are described in Note 39.

        In 2004, Tele2 changed its classification of reporting results from shares in associated companies, which was previously an item between operating profit and financial items. This is now reported in operating profit. The revised classification better reflects Tele2's operations, in that the share in profit (loss) from Svenska UMTS-nät AB is deemed to be of an operating rather than a financial nature. Prior periods have been reclassified to conform with the 2004 presentation.

        In 2004, Tele2 changed its method of reporting the market structure. The new structure is a result of the new method of internal reporting to the board and senior management. Prior periods have been reclassified to conform with the 2004 presentation.

Consolidated Financial Statements

        The consolidated financial statements include the financial statements of Tele2 and the companies in which Tele2, directly or indirectly, owns more than 50% of the voting rights, or in some other respect has a controlling interest (the "subsidiaries").

        Acquisitions of businesses have been accounted for using the purchase method. This means that the Group's shareholders' equity includes only subsidiaries' equity earned after their acquisition, and the consolidated income statement includes only the profit/loss from the date of their acquisition, up to the date of sale, if relevant. The difference between the acquisition value of shares in subsidiaries and the fair value of subsidiaries' identifiable net assets on the date of acquisition is reported as goodwill.

        The current method is used to translate the financial statements of foreign subsidiaries into Swedish kronor. Consequently, items in the balance sheet are translated at the closing exchange rate, equity is translated at the historic rate and items in the income statement are translated using the average exchange rate during the year. As all non-Swedish companies in the Tele2 Group are regarded as independent operations, in that they conduct independent business activities and transactions mainly in local currencies, exchange rate differences arising from translations are charged directly to shareholders' equity.

        The Group hedges some net investments in foreign subsidiaries by means of foreign-currency denominated loans. Profit and loss after tax relating to the translation of a loan which hedges the investment in such a subsidiary is reported directly against shareholders' equity.

        When shares and participations in a subsidiary are divested, the capital gain/loss and accumulated exchange rate differences attributable to the divested foreign operation are reported under other operating revenues/expenses in the income statement.

Minority interest

        The minority share in net profit/loss and shareholders' equity is reported as a minority interest.

Associated companies and joint ventures

        Companies in which the shareholding is regarded as long term and in which the company has significant influence, by means of voting rights amounting to a minimum of 20% and a maximum of 50%, are treated as associated companies. Companies in which the owners have a joint controlling interest are treated as joint ventures.

        Associated companies and joint ventures are reported in accordance with the equity method. The book value of the shares in the company which is reported in the consolidated financial statements corresponds to the Group's share in the equity and any residual value of consolidated surplus values after adjustment to the consolidated accounting principles. The share of the company's profit (loss) after net financial items is reported under "Operating profit" as "Result from shares in associated companies" along with amortization of acquired surplus values. The Group's share of the company's tax expense/income is included in the income statement on the line "Income tax benefit (expense)". The company's tax receivables/liabilities are reported in the balance sheet as "Shares in associated companies." Earnings accrued in the company after the acquisition date, which have not yet materialized through dividends, are allocated to the equity method reserve which comes under restricted shareholders' equity in the Group. The equity share reduces unrestricted shareholders' equity in the event of losses. The dividend received reduces the equity share reported in the balance sheet and equity method reserve.

        In the event of an increase or decrease in the Group's equity share in associated companies through share issues, the gain or loss is reported in the consolidated income statement as "Profit (loss) from associated companies". In the event of negative shareholders' equity in an associated company, where the Group has pledged to contribute additional capital, the negative portion is reported as a provision.

        Goodwill and other acquired intangible assets relating to foreign associated companies are carried in the currency of the associated company as determined at the date of investment. These balances are translated in accordance with the same principles as the income statements and balance sheets for associated companies.

Translation of Swedish kronor financial statements to U.S. dollar financial statements

        The financial statements are stated in Swedish kronor ("SEK"), the currency of the country in which Tele2 AB is incorporated. The translations of SEK amounts into U.S. dollar ("USD") amounts are included solely for the convenience of readers in the United States of America and have been made at the rate of SEK 6.6687 to USD 1, the approximate free rate of exchange at December 31, 2004 by reference to the noon buying rate of the Federal Reserve Bank of New York on such date. Such translations should not be construed as representations that the SEK amounts could be converted into U.S. dollar at that or any other rate.

Revenue recognition

        Operating revenues include customer-related revenues from mobile and fixed telephony services such as connection, subscription and call charges, data and information services and other services. Operating revenues also includes interconnection revenues from other operators and income from the sale of products such as mobile telephones and modems. Revenues are reported at the selling value, less discounts and VAT.

        Connection charges are recognized at the time of the sale. Subscription charges are recognized in the period covered by the charge. Call charges and interconnection revenues are recognized in the period during which the service is provided. Revenue from the sale of products, together with the associated costs of the products, is recognized at the time the product is supplied to the customer. Revenue from the sale of prepaid calling cards is recognized as the customer uses the card or when the period of validity expires. For revenue arrangements involving multiple deliverables, the Group recognizes revenue on each separate deliverable in amounts equal to the price stated in the agreement with the customer. Mobile handsets purchased by the Group in anticipation of generating multiple-element revenue arrangements are carried in inventory at cost until delivered to a customer at which time the cost is recognized as expense.

        Revenue from data and information services such as text messages and ringtones is reported when the service is provided. In cases where Tele2 acts as the agent of another supplier, revenue is reported net, i.e. only Tele2's share in revenue is recognized.

        Operating revenues also include subscription charges for cable TV, ADSL, dial-up Internet, capacity leased under operating leases, and Internet connection for direct-access customers, which are recognized in the period covered by the charge.

Marketing expenses

        Advertising, customer acquisition costs, commissions to retailers, and other marketing costs are expensed as they arise. Retailers' commissions paid by Tele2 Sweden on prepaid mobile calling cards are also expensed at the time of retail sale of the calling card, but are reported in the income statement as a reduction of revenues from the sales of such calling cards.

Number of employees, salary and remuneration

        The average number of employees (Note 34), and salaries and remuneration (Note 35) for companies acquired each year is reported in relation to the length of time the company has been part of the Tele2 Group.

        The number of employees, salaries and remuneration are not reported by country, but grouped and presented by market area for the sake of clarity and to give a truer picture, which is in keeping with other parts of the annual report, thereby allowing comparison of operating revenue and other income-statement items.

Share-based payments

        Tele2 grants warrants and other share-based instruments to certain employees. The premium paid by the employee is reported directly as an increase in shareholders' equity. If the instrument's fair value exceeds the premium, no cost is reported in the income statement.

Pensions

        There are a number of pension plans in the Group, but the majority of Tele2's pension commitments are defined-contribution plans (Note 35) for which the Group makes payments to public and private pension institutions and has no obligation to guarantee a defined benefit payment to the employees. The payments made by the Group are included in personnel costs during the period in which the employees performed the services to which the contribution relates. Only a small proportion of the Group's pension commitments are through defined-benefit plans.

Corporate income tax

        Net profit or loss for the year is charged with the income tax on taxable income for the year ("current income tax") and with estimated income tax charges or credits for temporary differences ("deferred income tax"). A temporary difference is an item which changes the time when an item is considered taxable or deductible.

        The calculation of deferred tax assets takes into account the Groups loss carry-forwards to the extent that they can be used against future profits. In cases where a company reports losses, an assessment is made of whether there are any convincing factors to indicate that there will be sufficient future profits. One example of such a factor is if forecasts show a positive earnings trend and forecasts have proven to be historically reliable (Note 14). Deferred income tax assets and deferred income tax liabilities are netted only among subsidiaries with the same domicile for tax purposes.

        When an acquired company has loss carry-forwards and Tele2, at the time of acquisition, has made an assessment that tax receivables are not to be reported at any value, but a subsequent assessment results in tax assets being valued and reported in the income statement as tax revenue, an amount corresponding to the reported value of the original loss carry-forward (adjusted to the remaining amortization period of the acquisition's goodwill item) will reduce the book value of goodwill by means of amortization in the income statement.

Earnings per share

        Earnings per share after dilution (Note 25) is calculated according to a method in which the present value of the exercise price of the warrants is assumed to be used to acquire shares at the average market value during the accounting period.

        If share splits are performed after the balance sheet date, but before the financial statements are issued, earnings per share amounts for all periods presented are restated to give retroactive treatment of the share split, except that any mandatorily redeemable shares arising from the split are not considered to be ordinary shares for the purposes of computing earnings per share.

Fixed assets

        Intangible (Note 15) and tangible (Note 16) fixed assets are reported net after deductions for accumulated depreciation and amortization according to plan. Depreciation according to plan is straight-line and based on the acquisition value and estimated utilization period of the fixed assets, less the estimated residual value at the end of the utilization period. Note 6 presents depreciation and amortization schedules for fixed assets and reasons for amortizing certain intangible assets over a utilization period longer than five years.

        If there is an indication that a tangible or intangible asset has declined in value, a calculation of its recoverable amount is made. The recoverable amount is the higher of the asset's value in use and its net realizable value, which is the price that would be received if the particular asset were to be sold to an independent party. The value in use is the present value of all future cash flows obtainable as a result of the asset's continued use, plus the present net realizable value at the end of the utilization period. If the calculated recoverable amount is less than the carrying amount, the asset is written down to its recoverable amount.

Intangible assets

        Tele2 holds a number of licenses entitling it to conduct telephony operations in Sweden and other countries. Expenses relating to the acquisition of these licenses are reported and amortized on a straight-line basis over the duration of the license agreements.

        Goodwill is defined as differences between the original acquisition value (including any additional earn-out payments) of shares or assets and the fair value of the net identifiable assets acquired.

        Customer agreements are valued in conjunction with corporate acquisitions. Tele2 applies a model which uses the average of the cost of obtaining new customers and gross profit per customer to value customer agreements. Customer agreements are amortized over four years which is the estimated average customer relationship period.

        Tele2 capitalizes external direct development expenses for software which is specific to its operations. These are amortized over the utilization period, which begins when the asset is ready for use. Project-planning costs and maintenance and training costs are expensed as they arise. Other costs for development work are expensed in the period in which they are incurred where the work does not meet the criteria for recognition as an asset.

Tangible assets

        Land and buildings relates to fixed assets intended for use in operations. Depreciation of buildings is on a straight-line basis over the utilization period, with the estimated residual value deducted at the end of the utilization period. The acquisition value includes direct costs attributable to the building.

        Machinery and technical plant includes equipment and machinery intended for use in operations, such as network installations. Depreciation of the asset is on a straight-line basis over the utilization period. The acquisition value includes direct costs attributable to the construction and installation of networks. Interest directly relating to the acquisition, construction or production of an asset which of necessity requires considerable time to complete for the intended area of application is included in the acquisition value of the asset.

        Additional expenses for extension and value-increasing improvements to the asset's original condition are capitalized, while additional expenses for repairs and maintenance are charged to income during the period in which they arise.

        Equipment, tools and installations comprise assets used in administration, sales and operations.

Leases

        Leases are classified as finance or operating leases. A lease is classified as a finance lease if it transfers substantially all the economic risks and rewards of ownership of an asset to the lessee; otherwise, the lease is an operating lease. When reporting finance lease in the consolidated financial statements, each asset is entered as a tangible asset, and a corresponding amount is entered as a lease obligation under liabilities. Depreciation of the asset is on a straight-line basis over the utilization period, with the estimated residual value deducted at the end of the utilization period (Notes 16 and 27).

        Agreements covering finance leases before January 1, 1997 have been reported as operating leases in line with a transitional rule.

Dismantling costs

        Insofar as there is an obligation to a third party, the estimated cost of dismantling and removing an asset and restoring the site is included in the acquisition value. Any change to the estimated cost of dismantling and removing an asset and restoring the site is added to or subtracted from the carrying amount of the particular asset. Tele2 does not consider there to be any significant obligations in respect of the Group's assets.

Financial items

        Acquisition and sale of financial assets is reported on the trading day, which is the date on which the Group has an undertaking to purchase or sell the asset. Investments are initially reported at the acquisition value, including transaction costs. Financial assets, both current and fixed, are reported at the lower of cost or market value.

        Financial loan receivables and loan liabilities are normally reported at the nominal amount.

        In the event of any deviation between the market rate and the interest rates agreed at the time of the loan, the nominal loan amount is discounted to the fair value. Financing costs relating to the raising of loans are reported under prepaid expenses and expensed for the duration of the agreement in relation to the size of the loan (Note 4).

Receivables and liabilities denominated in foreign currencies

        Receivables and liabilities denominated in foreign currencies have been converted into Swedish kronor applying the year-end exchange rate.

        Gains or losses on foreign exchange in international transactions related to regular operations are included in the income statement under "Other operating revenues" or "Other operating expenses," while differences in financial receivables and liabilities are reported within financial investments.

        Long-term lending to/borrowing from Tele2's foreign operations is regarded as a permanent part of the Parent Company's financing of/borrowing from foreign operations, and thus as an expansion/reduction of the Parent Company's investment in the independent foreign operation. This lending/borrowing is translated at the historical rate of exchange if the borrowing is denominated in the foreign company's currency. This means that exchange rate fluctuations in intra-Group transactions in the consolidated accounts are reported directly against shareholders' equity.

        Note 24 summarizes the exchange rate differences reported directly in shareholders' equity and the differences which affected net profit for the year.

Materials and supplies

        Inventories of materials and supplies are valued in accordance with the first-in, first-out principle at the lower of acquisition value and market value. Tele2's inventories essentially consist of SIM cards, telephones and modems.

Receivables

        Receivables are reported in the invoiced amounts less the reserve for doubtful receivables. Entries are made in the reserve for doubtful receivables as soon as it is believed that the Group will not receive the balance outstanding in accordance with the original terms (Note 20).

Cash and cash equivalents

        Cash and cash equivalents consist of cash and bank balances as well as current investments with a maturity of maximum three months.

        Cash and cash equivalents according to the cash flow statement and balance sheet include restricted funds (Note 23).

Shareholders' equity

        Shareholders' equity consists of registered share capital, reserves which are not available for distribution (statutory reserve, share premium reserve and other restricted reserves) and disposable earnings, net profit/loss and shares in losses of associated companies.

        The share premium reserve is for amounts which exceed the nominal value during an equity issue. The equity reserve is for positive earnings of associated companies and joint ventures received after the acquisition date.

        Additional direct costs relating to the issuance of new shares, except when in connection with corporate acquisitions, are reported directly to shareholders' equity as a reduction, net after tax, of proceeds from the share issue. Share issue expenses relating to company acquisitions are reported directly against shareholders' equity.

Provisions

        Provisions are reported when a Group company has a legal or constructive obligation in which it is probable that payments will be required to fulfill the commitment, and where it is possible to make a reliable estimate of the amount to be paid.

Segments

        Tele2's operations are divided into market areas and business areas. As the risks in the business are governed mainly by the different markets in which Tele2 operates, the market areas represent the primary segment and the business areas the secondary segment.

        Market area grouping follows the method of internal reporting to the board and management group. Market control and prioritization covers continental Europe as a whole. Continental Europe comprises countries in the Central Europe, Southern Europe, Benelux and Services market areas.

        The assets of a segment include all operating assets used by the segment, and consist mainly of tangible and intangible assets, shares in associated companies, materials & supplies, accounts receivable, other receivables, and prepaid expenses & accrued income.

        The liabilities of a segment include all operating liabilities used by the segment, and consist mainly of accounts payable, other non-interest-bearing liabilities, and accrued expenses & deferred income.

        Assets and liabilities not divided into segments include current and deferred tax and items of a financial or interest-bearing nature. As market control and prioritization covers continental Europe as a whole, goodwill and depreciation/amortization arising from the acquisition of the SEC Group in 2000 has not been divided by market area. As it is not practically possible to distribute accounts receivable and other current assets by business area in the secondary segment, these are reported as undistributed assets.

        Segment information by market area is shown in Note 2 and by business area in Note 3.

        Market area revenue split by business area is shown in Note 5. The total of all the segments' operating revenues differs from total Group operating revenues in that intercompany revenues have not been eliminated from the segment operating revenues. Segment operating revenues is reconciled to Group operating revenues in Note 5.

        Market area depreciation/amortization and operating profit split by business area is shown in Note 6. The total of all the segments' depreciation/amortization and operating profits differs from total Group depreciation/amortization and operating profit in that Group depreciation and amortization is not allocated to segment operating profit. Segment depreciation/amortization and operating profit is reconciled to total Group depreciation/amortization and operating profit in Note 6.

Other information

Assessments and estimates

        The consolidated financial reports are, in part, based on assumptions and estimates in conjunction with the preparation of the consolidated financial statements. The calculations and estimates are based on historical experience and a number of other assumptions to result in a decision regarding the value of the assets or liabilities which cannot be determined in any other way. The actual outcome may vary from these estimates and calculations.

        The presentation below shows the accounting principles that are based on the most critical assessments and estimates used in preparing the Group's financial statements.

Depreciation/amortization of fixed assets

        Depreciation/amortization is based on the acquisition value of the fixed assets and the estimated utilization period, with the estimated residual value deducted at the end of the utilization period.

        Amortization periods for goodwill are determined on the basis of each acquisition's estimated strategic significance. An amortization period of 20 years applies to corporate acquisitions in new markets. This means that goodwill arising from all strategic acquisitions in recent years (i.e. acquisitions in the Baltic States, continental Europe and Russia) is amortized over a period of 20 years. Tele2's management conducts regular evaluations to confirm that these assumptions remain reasonable.

        If technology develops more quickly than expected or if competition, regulatory requirements or market conditions develop differently than expected, this may affect the Company's future assessment of utilization periods. Changes to the assessment may in turn affect operating profit/loss.

Impairment of tangible and intangible assets, including goodwill

        Tele2's management regularly makes assessments of the recoverable value of intangible and tangible fixed assets. Management has to make certain assumptions and estimates which may have a significant effect on the evaluation of the recoverability of an asset. If the actual outcome varies from these estimates or if Tele2 changes these estimates in the future, this may have considerable impact on the future results (Notes 15 and 16).

Deferred income tax

        The calculation of deferred income taxes takes into consideration temporary differences, including a valuation of unutilized income tax loss carry-forwards. Deferred income tax assets are reported only for income tax loss carry-forwards to the extent that it is more likely than not that the loss carry-forwards will be utilized in the future. Tele2's management updates its assessments at regular intervals. The valuation of deferred income tax assets is based on expectations about future results and market conditions, which is by nature subjective. Utilization of deferred income tax assets may therefore differ from the present estimates, which may affect future results (Note 14).

Disputes and damages

        Tele2 is involved in a number of disputes. For each individual dispute, an assessment is carried out of the most likely outcome, and the results are presented in accordance with this. If the actual outcome is different from these assessments or if Tele2 changes them in the future, this may have considerable impact on the results.

Reserve for doubtful receivables

        Receivables are valued regularly and reported in the amounts expected to be paid. Reserves for doubtful receivables are based on various assumptions and historical experience. Future payments received may differ from the amounts reported in the financial statements net of the reserve (Note 20).

NOTE 2 MARKET AREAS

        In September 2003, Tele2 decided to report its results in line with a new market structure, beginning with the first interim report for 2004. All previous reporting, including the year-end financial statements for 2003, followed the original market structure. The original six market areas form the basis of the new market structure. The new structure is the result of new internal reporting to the Board and senior executives and the division of responsibility and organization within the Group.

        The Nordic market area encompasses Tele2 operations in Sweden (including Optimal Telecom), Norway, Denmark and Finland, and also Datametrix operations. The Baltic & Russia market area encompasses Tele2 operations in Estonia, Latvia, Lithuania and Russia. The Central Europe market area encompasses Tele2 operations in Germany, Austria, Poland, the Czech Republic and Hungary. The Southern Europe market area encompasses Tele2 operations in France, Italy, Spain, Switzerland, Portugal, the United Kingdom and Ireland, and C3 operations. The Benelux market area encompasses Tele2 operations in the Netherlands, Luxembourg (including Tango), Liechtenstein and Belgium. The Services market area covers 3C operations, ProcureITright, Proceedo Solutions, Radio Components and UNI2 operations.

	Year ended December 31, 2002
	Nordic	Baltic & Russia	Central Europe	Southern Europe	Benelux	Services	Undistributed and internal elimination	Total
	(SEK in millions)
Income statement
Operating revenue
external	13,557	2,177	2,465	10,293	2,669	121	—	31,282
internal	79	—	281	103	46	78	(587)	—

Operating revenue	13,636	2,177	2,746	10,396	2,715	199	(587)	31,282
Result from shares in associated companies	(31)	(4)	—	—	(1)	—	—	(36)
Operating profit (loss)	3,334	55	(326)	(204)	(134)	(12)	(1,219)	1,494
Result from fixed assets						(86)	2	(84)
Other interest revenue and similar income							165	165
Interest expenses and similar costs							(779)	(779)
Income tax expense							(574)	(574)
Minority interest							1	1

Profit (loss) for the year	3,334	55	(326)	(204)	(134)	(98)	(2,404)	223

Miscellaneous
Investments, intangible assets	23	121	3	—	—	—	—	147
Investments, tangible assets	910	454	351	173	100	20	(243)	1,765
Non-cash operating items:
Depreciations/amortizations	(1,439)	(543)	(95)	(156)	(123)	(22)	(1,219)	(3,597)
Sale of fixed assets	(7)	1	—	(2)		(1)	—	(9)
Finance leases	20	—	—	—	—	—	—	20

	At December 31, 2002
	Nordic	Baltic & Russia	Central Europe	Southern Europe	Benelux	Services	Undistributed and internal elimination	Total
	(SEK in millions)
Shares in associated companies	498	—	—	—	44	—	—	542

	Year ended December 31, 2003
	Nordic	Baltic & Russia	Central Europe	Southern Europe	Benelux	Services	Undistributed and internal elimination	Total
	(SEK in millions)
Income statement
Operating revenue
External	12,942	2,724	3,441	13,943	3,704	157	—	36,911
Internal	167	— -	438	141	54	108	(908)	—

Operating revenue	13,109	2,724	3,879	14,084	3,758	265	(908)	36,911
Result from shares in associated companies	(18)	—	—	—	—	—	—	(18)
Operating profit (loss)	2,127	245	(517)	285	(38)	(85)	(151)	1,866
Result from fixed assets						(75)	5	(70)
Other interest revenue and similar income							106	106
Interest expenses and similar costs							(635)	(635)
Income tax benefit							1,092	1,092
Minority interest							37	37

Profit (loss) for the year	2,127	245	(517)	285	(38)	(160)	454	2,396

Miscellaneous
Investments, intangible assets	14	54	—	—	3	7	—	78
Investments, tangible assets	464	853	175	166	156	35	(34)	1,815
Non-cash operating items:
Depreciations/amortizations	(1,071)	(547)	(172)	(224)	(210)	(74)	(1,528)	(3,826)
Sale of fixed assets	(15)	(8)	(5)	1	—	—	—	(27)
Finance leases	26	2	—	—	4	—	—	32

	At December 31, 2003
	Nordic	Baltic & Russia	Central Europe	Southern Europe	Benelux	Services	Undistributed and internal elimination	Total
	(SEK in millions)
Shares in associated companies	492	—	—	—	22	—	—	514
Assets	13,160	5,583	1,775	4,112	2,862	272	20,206	47,970
Liabilities	4,682	722	2,034	4,102	921	133	5,009	17,603

	Year ended December 31, 2004
	Nordic	Baltic & Russia	Central Europe	Southern Europe	Benelux	Services	Undistributed and internal elimination	Total
	(SEK in millions)
Income statement
Operating revenue
External	13,775	3,297	5,058	16,440	4,245	218	—	43,033
Internal	212	1	420	185	76	164	(1,058)	—

Operating revenue	13,987	3,298	5,478	16,625	4,321	382	(1,058)	43,033
Result from shares in associated companies	17	—	—	—	—	—	—	17
Operating profit (loss)	2,240	273	(22)	(86)	135	(11)	260	2,789
Result from fixed assets							1	1
Other interest revenue and similar income							260	260
Interest expenses and similar costs							(369)	(369)
Income tax expense							(779)	(779)
Minority interest							—	—

Profit (loss) for the year	2,240	273	(22)	(86)	135	(11)	(627)	1,902

Miscellaneous
Investments, intangible assets	13	16	17	—	1	9	—	56
Investments, tangible assets	420	683	145	137	115	48	(19)	1,529
Non-cash operating items:
Depreciation/amortization	(958)	(667)	(197)	(272)	(132)	(53)	(1,567)	(3,846)
Sale of fixed assets	(4)	25	(1)	—	4	—	—	24
Finance leases	24	3	—	—	4	—	—	31

	At December 31, 2004
	Nordic	Baltic & Russia	Central Europe	Southern Europe	Benelux	Services	Undistributed and internal elimination	Total
	(SEK in millions)
Shares in associated companies	509	—	—	—	22	—	—	531
Assets	12,236	5,818	3,546	4,570	1,813	347	19,496	47,826
Liabilities	4,303	746	2,809	5,174	919	182	2,295	16,428

NOTE 3 BUSINESS AREAS

        The Fixed telephony & Internet business area includes fixed telephony, dial-up data network services and other broadband services such as ADSL. The Cable TV business area encompasses Cable TV and Tango TV. Other operations includes IT outsourcing (UNI2), system integration (Datametrix), Internet payment, credit card transactions and payphone services via 3C and cash cards for fixed telephony through C3.

	Year ended December 31, 2002
	Mobile telephony	Fixed telephony & Internet	Cable TV	Other operations	Non- distributed and internal elimination	Total
	(SEK in millions)
Operating revenue from external customers	9,819	20,843	298	322	—	31,282
Investments in intangible assets	121	26	—	—	—	147
Investments in tangible assets	901	763	88	13	—	1,765

	Year ended December 31, 2003
	Mobile telephony	Fixed telephony & Internet	Cable TV	Other operations	Non- distributed and internal elimination	Total
	(SEK in millions)
Operating revenue from external customers	10,421	25,887	224	379	—	36,911
Investments in intangible assets	66	2	—	10	—	78
Investments in tangible assets	1,184	575	34	22	—	1,815
Total assets, December 31	7,994	5,047	711	217	34,001	47,970

	Year ended December 31, 2004
	Mobile telephony	Fixed telephony & Internet	Cable TV	Other operations	Non- distributed and internal elimination	Total
	(SEK in millions)
Operating revenue from external customers	11,870	30,450	211	502	—	43,033
Investments in intangible assets	17	30	—	9	—	56
Investments in tangible assets	1,048	421	7	53	—	1,529
Total assets, December 31	8,589	5,163	593	289	33,192	47,826

NOTE 4 FINANCIAL ITEMS

        As Tele2's receivables and liabilities are normally of a short-term nature, the book value and fair value usually tally. The fair value of financial receivables and financial loan liabilities is calculated by means of discounting at the current market rate. Our assessment is that the calculation of theoretical market value deviates from the book value only slightly.

        The Group is regularly conducting credit assessments of the customer base. Since the Group has a highly varied customer base which covers individuals as well as companies, the exposure in relation to each customer and thereby the credit risk is restricted. The Group makes provisions for possible credit losses, and these have remained within management's expectations.

NOTE 5 OPERATING REVENUE

Market area split by business areas:

	Operating revenue
	Year ended December 31,
	2002	2003	2004
	(SEK in millions)
Nordic:
Mobile telephony	6,872	7,330	7,480
Fixed telephony and Internet	6,557	6,310	6,627
Cable TV	222	207	201
Other operations	320	281	352
Adjustment, mobile Sweden	237	(374)	—
Intra-Group sales	(651)	(812)	(885)

	13,557	12,942	13,775
Baltic & Russia:
Mobile telephony	2,068	2,600	3,178
Fixed telephony and Internet	91	106	108
Cable TV	26	26	16
Intra-Group sales	(8)	(8)	(5)

	2,177	2,724	3,297
Central Europe:
Mobile telephony	—	58	88
Fixed telephony and Internet	2,781	3,863	5,461
Intra-Group sales	(316)	(480)	(491)

	2,465	3,441	5,058
Southern Europe:
Mobile telephony	30	32	31
Fixed telephony and Internet	10,746	14,647	17,558
Intra-Group sales	(483)	(736)	(1,149)

	10,293	13,943	16,440
Benelux:
Mobile telephony	650	943	1,197
Fixed telephony and Internet	2,055	2,834	3,186
Cable TV	2	11	7
Other operations	66	21	6
Intra-Group sales	(104)	(105)	(151)

	2,669	3,704	4,245
Services
Fixed telephony and Internet	75	43	38
Other operations	157	258	384
Intra-Group sales	(111)	(144)	(204)

	121	157	218

Total by market	31,282	36,911	43,033

	Operating revenue
	Year ended December 31,
	2002	2003	2004
	(SEK in millions)
Mobile telephony	9,620	10,963	11,974
Fixed telephony and Internet	22,305	27,803	32,978
Cable TV	250	244	224
Other operations	543	560	742
Adjustment, mobile Sweden	237	(374)	—
Intra-Group sales	(1,673)	(2,285)	(2,885)

Total by business area	31,282	36,911	43,033

	Operating revenue
	Year ended December 31,
Tele2 in Sweden*):	2002	2003	2004
	(SEK in millions)
Mobile telephony	6,374	6,626	6,306
Fixed telephony and Internet	3,925	3,793	3,867
Cable TV	205	191	201
Adjustment, mobile	237	(374)	—

Tele2 in Sweden; Total	10,741	10,236	10,374

*)
Tele2 Sverige AB, Optimal Telecom AB, cable TV operations in Sweden and results from associated company Svenska UMTS-nät AB

        Telephony revenue is reported at the time the customers make calls. As such, prepaid calling cards which have been sold but not yet utilized are not included in revenue. To account for this, revenue has been recognized according to a model which has been applied in Sweden since prepaid calling cards were introduced in 1997, in the absence of a system which could measure the value of cards sold but not yet utilized. Such a system was introduced by Comviq towards the end of 2003 and it was established that the value of sold but unutilized cards was underestimated by a total of SEK -374 million for the period 1997 to September 30, 2003. Of this amount, SEK -95 relates to 2003.

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

        Sales of telephones, which amounted to SEK 272 million (2003: SEK 387 million, 2002: SEK 453 million), are included in operating revenue for the year.

NOTE 6 DEPRECIATION/AMORTIZATION AND OPERATING PROFIT

Market area split by business areas:

	Operating Profit
	Year ended December 31,
	2002	2003	2004
	(SEK in millions)
Nordic:
Mobile telephony	2,516	2,866	2,397
Fixed telephony and Internet	711	383	627
Cable TV	(32)	(21)	(65)
Other operations	1	(9)	(15)
Adjustment, mobile Sweden	237	(374)	—

	3,433	2,845	2,944
Baltic & Russia:
Mobile telephony	268	454	451
Fixed telephony and Internet	(13)	(9)	(13)
Cable TV	(13)	(10)	23

	242	435	461
Central Europe:
Mobile telephony	(14)	(61)	(66)
Fixed telephony and Internet	(312)	(414)	115

	(326)	(475)	49
Southern Europe:
Mobile telephony	(2)	(4)	(15)
Fixed telephony and Internet	(202)	940	963

	(204)	936	948
Benelux:
Mobile telephony	(91)	61	69
Fixed telephony and Internet	14	(17)	175
Cable TV	(34)	(15)	(25)
Other operations	(24)	(16)	(9)

	(135)	13	210
Services:
Fixed telephony and Internet	(20)	(1)	(3)
Other operations	10	1	44

	(10)	—	41
Group depreciation/amortization	(1,506)	(1,888)	(1,864)

Total by market	1,494	1,866	2,789

	Operating Profit
	Year ended December 31,
	2002	2003	2004
	(SEK in millions)
Mobile telephony	2,677	3,316	2,836
Fixed telephony and Internet	178	882	1,864
Cable TV	(79)	(46)	(67)
Other operations	(13)	(24)	20
Adjustment, mobile Sweden	237	(374)	—
Group depreciation/amortization	(1,506)	(1,888)	(1,864)

Total by business area	1,494	1,866	2,789

	Operating Profit Margin
	Year ended December 31,
	2002	2003	2004
Nordic	25%	22%	21%
Baltic & Russia	11%	16%	14%
Central Europe	(13)%	(14)%	1%
Southern Europe	(2)%	7%	6%
Benelux	(5)%	0%	5%
Services	(8)%	—	19%

Total by business area	5%	5%	6%

	Operating Profit
	Year ended December 31,
Tele2 in Sweden*):	2002	2003	2004
	(SEK in millions)
Mobile telephony	2,989	2,903	2,444
Fixed telephony	523	308	486
Cable TV	(29)	(23)	(65)
Adjustment, mobile	237	(374)	—

Tele2 in Sweden	3,720	2,814	2,865

	EBIT margin
	Year ended December 31,
Tele2 in Sweden*):	2002	2003	2004
Mobile telephony	47%	44%	39%
Fixed telephony	13%	8%	13%
Cable TV	(14)%	(12)%	(32)%

Tele2 in Sweden	35%	27%	28%

*)
Tele2 Sverige AB, Optimal Telecom AB, cable-TV operations in Sweden and profit/loss from the associated company Svenska UMTS-nät AB

        The item Adjustment, mobile Sweden of SEK -374 million for 2003 (2002: SEK 237 million) relates to operating revenue and is described in Note 5.

        Some of the tax effect of the year's valued loss carry-forwards relates to acquired loss carry-forwards which at the time of acquisition were valued at zero. This value, adjusted to the remaining depreciation period of the acquisition's goodwill, has reduced the book value of goodwill through consolidated depreciation of SEK -378 (2003: SEK -322) million in the income statement (Note 14). All loss-carry forwards present in SEC at the time of acquisition are now included at their full estimated fiscal value in the balance sheet.

        Write-downs of fixed assets in 2003 amounted to SEK -172 million and relate to an Atlantic undersea cable, in which Tele2 invested in the late 1990s. They were expensed as a result of Tele2's assessment of continued excess supply of capacity.

        Sales of telephones are included in operating expenses for the year at SEK -478 (2003: SEK -432, 2002: SEK -573) million.

Depreciation/amortization by function:

	Year ended December 31,
	2002	2003	2004
	(SEK in millions)
Cost of services sold	(3,264)	(3,413)	(3,505)
Selling expenses	(83)	(55)	(57)
Administrative expenses	(250)	(358)	(284)

Total depreciation/amortization	(3,597)	(3,826)	(3,846)

Depreciation/amortization by class of asset:

	Year ended December 31,
	2002	2003	2004
	(SEK in millions)
Licenses, rights of use and software	(339)	(85)	(122)
Goodwill	(1,512)	(1,906)	(1,902)
Buildings	(19)	(24)	(24)
Machinery and technical plant	(1,350)	(1,652)	(1,661)
Equipment, tools and installations	(240)	(159)	(137)
Fixed assets under construction	(137)	—	—

Total depreciation/amortization	(3,597)	(3,826)	(3,846)

Estimated utilization period:

Intangible assets:
Licenses, rights of use and software	1-23 years
Interconnect agreements	5 years
Customer agreements	4 years
Goodwill	3-20 years
Tangible assets:
Buildings	5-40 years
Machinery and technical plant	2-25 years
Equipment, tools, and installations	2-10 years

        Goodwill arising from the original acquisition of Comviq GSM AB and Tele2 Sverige AB and other acquisitions before 1996, in addition to acquisition of Alpha in 2003, is amortized over ten years. The goodwill arising in 1996 in conjunction with the acquisition of the outstanding minority shareholding in Tele2 Sverige AB and outstanding options in Comviq GSM AB, is amortized over

20 years. Goodwill arising from the acquisition of Datametrix, Tele2 Eesti, SIA Tele2, SEC, Tele2 Russia and Tele2 OU (formerly Levicom Broadband) is amortized over a period of 20 years. Amortization periods are set on the basis of each acquisition date and the acquisition's estimated strategic significance. An amortization period of 20 years applies to corporate acquisitions in new markets. Other goodwill is amortized over five years.

NOTE 7 OTHER OPERATING REVENUE

	Year ended December 31,
	2002	2003	2004
	(SEK in millions)
Exchange gains from operations	24	38	35
Disposal of fixed assets	9	2	5
Sale of cable TV operations in Estonia	—	—	26
Other revenue, external	17	38	26

Total other operating revenue	50	78	92

        In 2004, Tele2 divested its cable TV operations in Estonia, resulting in a capital gain of SEK 26 million.

NOTE 8 OTHER OPERATING EXPENSES

	Year ended December 31,
	2002	2003	2004
	(SEK in millions)
Exchange loss from operations	(35)	(30)	(29)
Sale/scrapping of other fixed assets	(18)	(29)	(7)
Other expenses	(9)	(7)	(4)

Total other operating expenses	(62)	(66)	(40)

NOTE 9 PROFIT/LOSS FROM ASSOCIATED COMPANIES

Profit/loss from associated companies:

	Year ended December 31,
	2002		2003		2004
	Sv UMTS nät	Other	Sv UMTS nät	Other	Sv UMTS nät	Other
	(SEK in millions)
Profit (loss) before tax in each associated company	(2)	(108)	(17)	(2)	26	20
Holding	50%	9.1%-50%	50%	9.1%-50%	50%	9.1%-50%
Share of profit (loss) before tax	(1)	(39)	(8)	(5)	13	4
Change in share of profit (loss) from preceding year	—	(1)	(1)	(4)	—	—

Total profit (loss) from associated companies	(1)	(40)	(9)	(9)	13	4

Extracts from the balance sheets and income statements of each associated company:

	Year ended December 31,
	2002		2003		2004
	Sv UMTS nät	Other	Sv UMTS nät	Other	Sv UMTS nät	Other
	(SEK in millions)
Income statement:
Revenue	—	70	—	45	97	43
Operating profit (loss)	(20)	(86)	(19)	(2)	35	20
Profit (loss) before tax	(2)	(108)	(17)	(2)	26	20
Net profit (loss) for the year	(2)	(108)	(17)	(2)	24	20

	At December 31,
	2003		2004
	Sv UMTS nät	Other	Sv UMTS nät	Other
	(SEK in millions)
Balance sheet
Tangible assets	1,574	—	3,009	—
Intangible and financial assets	1	22	—	19
Current assets	307	42	398	35

Total assets	1,882	64	3,407	54

Shareholders' equity	977	24	1,001	49
Provisions	—	—	2	—
Long-term liabilities	725	—	2,014	1
Current liabilities	180	40	390	4

Total shareholders' equity and liabilities	1,882	64	3,407	54

NOTE 10 SALE OF ASSOCIATED COMPANIES

	Year ended December 31,
	2002	2003	2004
	(SEK in millions)
Sale of Moscow Cellular Communication	5	—	—

Total sales of associated companies	5	—	—

NOTE 11 RESULT FROM OTHER SECURITIES AND RECEIVABLES CLASSIFIED AS FIXED ASSETS

	Year ended December 31,
	2002	2003	2004
	(SEK in millions)
Interest	2	5	2
Write-down of shares in TravelLink AB.	—	(75)	—
Write-down of shares in Modern Holdings Inc.	(86)	—	(1)

Total result from securities classified as fixed assets	(84)	(70)	1

NOTE 12 OTHER INTEREST REVENUE AND SIMILAR INCOME

	Year ended December 31,
	2002	2003	2004
	(SEK in millions)
Interest, bank balances	111	90	81
Interest, penalty interest	47	28	16
Capital gain on sale of shares in Song Networks shares	—	—	171
Exchange rate differences on financial current assets	7	(12)	(8)

Total other interest revenue	165	106	260

NOTE 13 INTEREST EXPENSES AND SIMILAR COSTS

	Year ended December 31,
	2002	2003	2004
	(SEK in millions)
Interest, loans	(679)	(479)	(229)
Interest, finance leases	(13)	(11)	(10)
Interest, penalty interest	(30)	(24)	(12)
Exchange rate differences on financial liabilities	57	(3)	—
Other financial expenses	(114)	(118)	(118)

Total interest expenses and similar costs	(779)	(635)	(369)

        Other financial expense relates primarily to financing costs involved in the raising of the five-year loan facility. These are expensed during the period of agreement in proportion to the size of the loan amount. The item also includes a non-recurring cost relating to expensing of the previous loan facility's remaining prepaid financing cost of SEK -41 million.

NOTE 14 TAX ON PROFIT AND DEFERRED TAX ASSETS/LIABILITY

Profit before tax and minority share:

	Year ended December 31,
	2002	2003	2004
	(SEK in millions)
Sweden	1,020	2,001	2,502
Other countries	1,736	1,172	2,081
Amortization of goodwill	(1,512)	(1,906)	(1,902)

Total profit before tax and minority share	796	1,267	2,681

Income tax (expense) benefit for the year:

	Year ended December 31,
	2002	2003	2004
	(SEK in millions)
Current tax expense:
Nordic	—	—	(23)
Baltic and Russia	(45)	(73)	(62)
Central Europe	(4)	—	(24)
Southern Europe	—	(31)	(159)
Services	—	—	(3)

	(49)	(104)	(271)
Deferred tax (expense) benefit:
Nordic	(833)	(600)	(755)
Baltic and Russia	18	(3)	20
Central Europe	73	(1)	1,074
Southern Europe	185	209	12
Benelux	19	1,431	(858)
Services	13	160	(1)

	(525)	1,196	(508)

Total income tax (expense) benefit for the year	(574)	1,092	(779)

Theoretical tax expense:

        The difference between the recorded income tax expense for the Group and the tax expense based on prevailing statutory income tax rates in each country consists of the following components:

	Year ended December 31,
	2002		2003		2004
	(SEK in millions)
Profit before income tax and minority share	796		1,267		2,681
Theoretical tax based on income tax rate in each country	(88)	(11.1)%	(289)	(22.8)%	(766)	(28.6)%
Tax effect of:
Non-tax affecting items, goodwill amortization	(418)	(52.5)%	(522)	(41.2)%	(513)	(19.1)%
Write-downs of shares in other securities	(24)	(3.0)%	(21)	(1.7)%	—	—
Write-downs of shares in Group companies	—	—	483	38.1%	(483)	(18.0)%
Other non-deductible expenses/taxable revenue	(57)	(7.2)%	52	4.1%	(133)	(5.0)%
Loss carry-forwards:
-Valuation of loss carry-forwards in previous years	576	72.4%	1,700	134.2%	1,404	52.4%
-Non-assessed additional loss carry-forward for the year	(563)	(70.7)%	(311)	(24.5)%	(288)	(10.7)%

Income tax (expense) benefit and effective tax rate	(574)	(72.1)%	1,092	86.2%	(779)	(29.1)%

        Write-downs of shares in Group companies of SEK -483 millions (2003: SEK 483 millions) relates to companies for which we have changed our previous assessment that we can offset accumulated losses.

Net deferred income tax assets:

        The net deferred income tax assets are attributable to the following items:

	At December 31,
	2003	2004
	(SEK in millions)
Deferred income tax asset (liability):
Machinery and technical plant	(1,032)	(923)
Unutilized income tax loss carry-forwards	3,491	3,644
Other	—	26

Net deferred income tax assets	2,459	2,747

	At December 31,
	2003	2004
	(SEK in millions)
Deferred income tax assets:
Nordic	1,365	554
Baltic & Russia	41	60
Central Europe	70	1,850
Southern Europe	388	406
Benelux	1,444	597
Services	183	183

	3,491	3,650
Deferred income tax liabilities:
Nordic	(1,005)	(864)
Baltic & Russia	(27)	(29)
Southern Europe	—	(10)

	(1,032)	(903)

Net deferred income tax asset	2,459	2,747

Loss carry-forwards:

        Deferred income tax assets are reported for loss carry-forwards only to the extent that it is more likely than not that the loss carry-forwards can be utilized against future profits. According to this principle, losses in newly started operations are not offset against gains in more established operations for tax purposes. This has resulted in a higher tax expense for the Group than if the tax had been calculated on the Group's total profit.

        Due to the improved results in continental Europe, the tax effect of deferred income tax asset totalling SEK 729 (2003: 2,011) million has been recognized in the income statement. Under net profit, SEK 1,212 million relates primarily to companies which started to report positive results during the year and for which we consider that accumulated losses can be netted against profits, and SEK -483 million to companies for which we have changed our previous assessment that accumulated losses can be offset.

        Total losses carried forward for the Group at December 31, 2004 amounted to SEK 13,275 (2003:18,486) million, of which SEK 10,582 (2003: 11,575) million has been utilized for deferred income tax accounting and the remainder, SEK 2,693 (2003: 6,911) million, is valued at zero. Of the total loss carry-forwards, SEK 917 (2003: 881) million expires within five years and the remaining amount, SEK 12,358 (2003:17,605) million, expires after five years or may continue to apply in perpetuity.

        Some of the tax effect of the year's valued loss carry-forwards relates to acquired loss carry-forwards which at the time of acquisition were valued at zero. This value, adjusted to the remaining depreciation period of the acquisition's goodwill, has reduced the book value of goodwill through depreciation by SEK -378 (2003: -322) million in the income statement. All loss carry-forwards which existed in SEC at the time of acquisition are now included at their full fiscal value in the balance sheet.

        In December 2003, Tele2 announced that the tax authorities' review of Tele2's financial accounts for 2001 had been completed and that the authorities wished to change Tele2's taxation. In 2000, Tele2 acquired the remaining majority in the listed company SEC SA. Because operations had been restructured, an external valuation was carried out, which indicated a fall in value, and the operations in SEC SA were then transferred for this value. It was for this realized loss that Tele2 claimed a deduction. The tax authorities' announcement about changing Tele2's taxation was expected, as large sums are involved. However, Tele2 considered it remarkable that the judgement was made with the reference that there should not have been an actual fall in the value of SEC, despite the fact that the independent valuation and valuations carried out by analysts and other sector observers at that time showed that there had actually been a decline in the value of SEC. Tele2 decided to request a reinvestigation from the same local tax authority to enable them to explain the grounds for their decision. The tax authority has now completed this and nothing has emerged to change our conviction that we have fulfilled all possible requirements for submission of evidence. Tele2 also remain convinced that the deduction claimed will be finally approved, and we have now lodged an appeal in the county administrative court. The tax authorities have questioned loss carry-forwards in Tele2 AB in this connection, representing a tax effect of SEK 3,910 million, of which SEK 3,675 (2003: 2,888) million had been utilized at December 31, 2004. Other disputes in which Tele2 AB is involved amount to SEK 183 (2003: 184) million. Tele2 is convinced that the disputes will be settled in Tele2's favor, and the loss carry-forwards have accordingly been valued at their full fiscal value.

NOTE 15 INTANGIBLE ASSETS

	Year ended December 31, 2003
	Licenses, rights of use & software	Goodwill	Total
	(SEK in millions)
Acquisition value
Acquisition value at January 1, 2003	822	28,746	29,568
Valuation of acquired loss carry-forwards	—	(391)	(391)
Investments for the year	78	913	991
Sales and scrapping	(24)	—	(24)
Reclassification	10	—	10
Exchange rate differences for the year	(48)	(591)	(639)

Total acquisition value at December 31, 2003	838	28,677	29,515
Accumulated depreciation/amortization:
Accumulated depreciation/amortization at January 1, 2003	(313)	(4,159)	(4,472)
Valuation of acquired loss carry-forwards	—	391	391
Depreciation according to plan	(85)	(1,906)	(1,991)
Sale and scrapping	24	—	24
Reclassification	(8)	—	(8)
Exchange rate differences for the year	24	73	97

Total accumulated depreciation/amortization at December 31, 2003	(358)	(5,601)	(5,959)

Net intangible assets at December 31, 2003	480	23,076	23,556

	Year ended December 31, 2004
	Licenses, right of use & software	Interconnect agreements	Customer agreement	Total other intangible assets	Goodwill	Total
	(SEK in millions)
Acquisition value
Acquisition value at January 1, 2004	838	—	—	838	28,677	29,515
Acquisition value in acquired companies	931	—	—	931	—	931
Valuation of acquired loss carry-forwards	—	—	—	—	(483)	(483)
Investments for the year	76	—	674	750	320	1,070
Sales and scrapping	(18)	—	—	(18)	—	(18)
Reclassification	477	175	—	652	(242)	410
Exchange rate differences for the year	(43)	(10)	(8)	(61)	(380)	(441)

Total acquisition value at December 31, 2004	2,261	165	666	3,092	27,892	30,984
Accumulated depreciation/amortization:
Accumulated depreciation/amortization at Jan 1, 2004	(358)	—	—	(358)	(5,601)	(5,959)
Accumulated depreciation/amortization in acquired companies	(894)	—	—	(894)	—	(894)
Valuation of acquired loss carry-forwards	—	—	—	—	483	483
Depreciation according to plan	(122)	—	—	(122)	(1,902)	(2,024)
Sales and scrapping	17	—	—	17	—	17
Reclassification	(195)	—	—	(195)	—	(195)
Exchange rate differences for the year	26	—	—	26	88	114

Total accumulated depreciation/amortization at Dec 31, 2004	(1,526)	—	—	(1,526)	(6,932)	(8,458)

Net intangible assets at December 31, 2004	735	165	666	1,566	20,960	22,526

        Investments for the year relating to corporate acquisitions mainly concern UTA. They also include Everyday Webguide AB and Votec Mobile ZAO. Investments for the year, which amount to SEK 1,070 million, mainly relate to the purchase of UTA for SEK 633 million and the acquisition of the remaining 10% in Tele2 Estonia and Tele2 Lithuania for SEK 317 million. During the year, goodwill which arose on the acquisition of Alpha in 2003 was reclassified, partly as agreements, licenses, rights of use and software.

        Investments for the year 2003 in goodwill related essentially to the acquisition of the Alpha Group (SEK 813 million). Other acquisitions in the year 2003 included Radio Components Sweden AB, the remaining shares in Suomen 3G OY and additional shares in the Russian companies.

        The valuation of acquired loss carry-forwards relates to an adjustment of the acquisition value and accumulated amortization of goodwill relating to acquired loss carry-forwards, which at the time of acquisition were valued at zero but during 2004 were valued and recognized as tax income. In addition, this value, adjusted to the remaining amortization period of the original acquisition, has been reported as amortization of SEK -378 (2003: SEK -322) million in the income statement.

NOTE 16 TANGIBLE ASSETS

	Year ended December 31, 2003
	Land & buildings	Equipment, tools and installations	Fixed assets under construction	Total other	Machinery, & technical plant	Total
	(SEK in millions)
Acquisition value:
Acquisition value at January 1, 2003	182	1,378	233	1,793	15,244	17,037
Acquisition value in acquired companies	11	11	1	23	77	100
Investments for the year	11	122	565	698	1,117	1,815
Sales and scrapping	(6)	(77)	(8)	(91)	(475)	(566)
Reclassification	1	(269)	(445)	(713)	703	(10)
Exchange rate differences for the year	(11)	(60)	(53)	(124)	(282)	(406)

Total acquisition value at December 31, 2003	188	1,105	293	1,586	16,384	17,970
Accumulated depreciation:
Accumulated depreciation at January 1, 2003	(67)	(803)	—	(870)	(6,910)	(7,780)
Accumulated depreciation in acquired companies	—	(6)	—	(6)	(30)	(36)
Depreciation according to plan	(24)	(159)	—	(183)	(1,480)	(1,663)
Sales and scrapping	6	63	—	69	453	522
Reclassification	—	64	—	64	(56)	8
Exchange rate differences for the year	5	37	—	42	145	187

Total accumulated depreciation at Dec 31, 2003	(80)	(804)	—	(884)	(7,878)	(8,762)
Accumulated write-downs:
Write-downs for the year	—	—	—	—	(172)	(172)

Total accumulated write-downs	—	—	—	—	(172)	(172)

Net tangible assets at December 31, 2003	108	301	293	702	8,334	9,036

	At December 31, 2004
	Land & buildings	Equipment, tools and installations	Fixed assets under construction	Total Other	Machinery & technical plant	Total
	(SEK in millions)
Acquisition value:
Acquisition value at January 1, 2004	188	1,105	293	1,586	16,384	17,970
Acquisition value in acquired companies	—	161	1	162	1,721	1,883
Acquisition value in sold companies	—	(1)	—	(1)	(42)	(43)
Investments for the year	7	105	656	768	761	1,529
Sales and scrapping	(6)	(36)	(1)	(43)	(297)	(340)
Reclassification	11	(46)	(390)	(425)	15	(410)
Exchange rate differences for the year	(6)	(21)	(33)	(60)	(177)	(237)

Total acquisition value at December 31, 2004	194	1,267	526	1,987	18,365	20,352
Accumulated depreciation:
Accumulated depreciation at Jan 1, 2004	(80)	(804)	—	(884)	(7,878)	(8,762)
Accumulated depreciation in acquired companies	—	(106)	—	(106)	(1,134)	(1,240)
Accumulated depreciation in sold companies	—	1	—	1	31	32
Depreciation according to plan	(24)	(137)	—	(161)	(1,661)	(1,822)
Sales and scrapping	6	34	—	40	280	320
Reclassification	—	24	—	24	171	195
Exchange rate differences for the year	3	13	—	16	95	111

Total accumulated depreciation at Dec 31, 2004	(95)	(975)	—	(1,070)	(10,096)	(11,166)

Accumulated write-downs:
Acc. Write-downs at January 1, 2004	—	—	—	—	(172)	(172)
Exchange rate differences for the year	—	—	—	—	1	1

Total accumulated write-downs	—	—	—	—	(171)	(171	)l
Net tangible assets at December 31, 2004	99	292	526	917	8,098	9,015

        Investments for the year which relate to corporate acquisitions concern UTA and Votec Mobile ZAO. Investment in existing operations and fixed assets under construction mainly concern Russia and Sweden, where the investment in a new billing system amounts to SEK 89 million.

        Write-downs of fixed assets in 2003 relates to an Atlantic undersea cable, in which Tele2 invested in the late 1990s. These are expensed as a result of Tele2's assessment of continued excess supply of capacity.

	At December 31,
	2003	2004
	(SEK in millions)
Total capitalized interest expenses in fixed assets:	5	6

Finance leases:

        All fixed assets utilized through finance leasing have been reported in the consolidated accounts as fixed assets and lease obligations, except for contracts signed before 1997. Finance lease contracts signed before 1997 are accounted for as operating leases and, accordingly, are not recorded as finance leases. The asset balances of finance leases are as follows:

	Finance leases, recorded		Finance leases, not recorded
	At December 31,
	2003	2004	2003	2004
	(SEK in millions)
Machinery and technical plant:
Acquisition value	299	656	155	155
Accumulated depreciation	(75)	(196)	(56)	(63)

Net book value	224	460	99	92

        See Note 27 for the related finance lease obligations for the above leases.

        Finance leases relate mainly to the extension of transmission capacity in Sweden through Svenska Kraftnät, and finance leases in the company UTA, acquired in 2004.

NOTE 17 SHARES IN GROUP COMPANIES

        On December 7, 2004, Tele2 acquired UTA, which operates in fixed telephony and Internet, for SEK 1,723 million, and Russian mobile operator Votec Mobile ZAO. In July 2004, Tele2 acquired the remaining 10% in Tele2 Holding AS in the Baltic region, with the result that Tele2 now owns all the shares in Tele2 Estonia and Tele2 Lithuania. In 2004, Tele2 also increased its holding in Everyday Webguide AB and St. Petersburg. On May 12, 2004, Tele2 sold its Cable TV operations in Estonia.

        In February 2003, Tele2 acquired Alpha Telecom, the leading prepaid fixed telephony operator in the UK for private individuals and the market leader in prepaid cards for fixed telephony. In May 2003, Tele2 acquired the remaining shares (72.6%) in Suomen 3G Oy, a company with a 3G network in nine Finnish cities. As part of the Group's mobile strategy in Russia, Tele2 acquired 62.5% of Radio Components Sweden AB in September. One of Radio Components' products is an antenna solution for GSM 1800, which reduces the need for base stations by three to four times. The investment has provided Tele2 with cost-effective expansion in Russia and in other areas in which mobile networks may be built. In the fall of 2003, Tele2 increased its holdings in five of its Russian mobile operations.

Effect on cash of corporate acquisitions and divestments:

        The Group's acquisition value of acquired assets and liabilities in acquired companies, and the Group's book value of divested assets and liabilities from divested companies were as follows:

	Acquired Year ended December 31,			Divested Year ended December 31,
	2002	2003	2004	2002	2003	2004
	(SEK in millions)
Intangible fixed assets	(351)	(945)	(722)	—	—	3
Tangible fixed assets	(2)	(150)	(644)	—	—	11
Financial fixed assets	(1)	—	(874)	—	—	—
Material and supplies	—	(9)	(3)	—	—	—
Current receivables	(9)	(346)	(396)	—	—	3
Current investments and cash	(4)	(211)	(143)	—	—	1
Long-term liabilities	5	209	448	—	—	—
Current liabilities	12	441	559	—	—	(6)
Minority share, cash effect	—	—	(338)	—	—	—
Capital gain, corporate divestment	—	—	—	—	—	26

Purchase sum	(350)	(1,011)	(2,113)	—	—	38
Additional earn-out payments, restricted funds	—	68	(64)	—	—	—
Paid through loans from the seller	—	33	—	—	—	—
Receivable from sellers/purchasers	—	—	(31)	—	—	(4)

Paid/received purchase sums	(350)	(910)	(2,208)	—	—	34
Cash in acquired/divested companies	4	211	143	—	—	(1)

Net effect on Group cash	(346)	(699)	(2,065)	—	—	33

NOTE 18 SHARES IN ASSOCIATED COMPANIES

					Net Book Value
					At December 31,
	Number of shares	Total par value
			Holding		2003	2004
					(SEK in millions)
Svenska UMTS nät AB, 556606-7996, Stockholm, Sweden	501,000	tSEK 50,100	50%		489	500
ZAO Setevaya Kompanya, 104 779 674, 3312, Moskva, Russia	300	TRUR 3,000	50%		—	—
SCD Invest AB, 556353-6753, Stockholm, Sweden	1,058,425 A	TSEK 5,292	Capital 9,1 Votes 49,6	% %	—	—
Managest Media SA, RCB87091, Luxembourg	12,000 B	tEURO 120	40%		22	22
SNPAC Swedish Number Portability Administrative Centre AB, 556595-2925, Stockholm, Sweden	400	tSEK 40	20%		3	6
GH Giga Hertz HB and 15 other partnerships with licenses			33,3%		—	3

Total shares in associated companies					514	531

	Net book value At December 31,
	2003	2004
	(SEK in millions)
Everyday Webguide AB, 556182-6016, Stockholm, Sweden	(6)	—

Total provisions in associated companies	(6)	—

        In 2004, Tele2 acquired additional shares in Everyday Webguide AB, after which the holding was consolidated with the Group.

Contribution of each associated company to Group equity:

	Year ended December 31,
	2003		2004
	Sv UMTS nät	Other	Sv UMTS nät	Other
	(SEK in millions)
Equity share:
Equity share, January 1	498	16	489	19
Opening balance of acquired companies	—	—	—	3
Share of capital contributions and new share issues	—	34	—	—
Repayment of capital employed	—	(22)	—	(1)
Share of net profit (loss) after tax	(9)	(9)	11	4
Reclassification	—	—	—	6

Total equity share, December 31	489	19	500	31

Total shares in associated companies		508		531

NOTE 19 OTHER FINANCIAL ASSETS

	At December 31, 2003	2004
	(SEK in millions)
Receivable from SCD Invest AB, associated company	—	16
Receivable from Finvision	16	—
Receivable from Modern Holdings Inc	14	10
Pension fund	2	14
Other long-term holdings of securities	36	48
Other	16	5

Total other long-term receivables	84	93

        Other long-term holdings of securities consists of participating interests in the following companies:

				Net Book Value At December 31,
(Company registration number, and registered office)	Number of shares	Total par value	Holding	2003	2004
Modern Holdings Inc., USA	1,806,575	tUSD 18	36	36
Travellink AB, 556596-2650, Stockholm, Sweden	18,607	tSEK 1,861	15%	—	11
Radio National Luleå AB, 556475-0411, Stockholm, Sweden	55	TSEK 5	5.5%	—	1

Total other long-term holdings of securities			36	48

        In May 2003, Tele2 acquired the remaining shares (72.6%) in Suomen 3G Oy and the holding was thereafter reported as a Group company. The shares in TravelLink AB were written down by SEK 75 million in 2003.

        During 2004, Tele2 acquired an 18% ownership interest in Song Networks (listed company). The investment was sold prior to the end of 2004 as a result of a cash tender offer by a competing telecommunications company for all of the shares in Song Network. Tele2 realized a SEK 171 million gain from the sale of its shares in Song Networks during 2004.

NOTE 20 NET ACCOUNTS RECEIVABLE

	At December 31,
	2003	2004
	(SEK in millions)
Accounts receivable	6,975	7,428
Reserve for doubtful receivables	(1,406)	(1,483)

Net trade accounts receivable	5,569	5,945

	Year ended December 31,
	2002	2003	2004
	(SEK in millions)
Reserve for doubtful receivables at January 1	918	1,283	1,406
Reserves in companies acquired during the year	—	10	37
Net increase in reserves	415	305	379
Reversal due to change in estimate of doubtful receivables	(30)	(163)	(323)
Translation differences in opening balances	(20)	(29)	(16)

Total reserve for doubtful receivables	1,283	1,406	1,483

NOTE 21 OTHER CURRENT RECEIVABLES

	At December 31,
	2003	2004
	(SEK in millions)
VAT receivable	220	366
Receivable from Svenska UMTS-nät	45	59
Receivable from seller of UTA	—	30
Receivable from suppliers	27	63
Current tax receivables	2	6
Other	16	44

Total other current receivables	310	568

NOTE 22 PREPAID EXPENSES AND ACCRUED INCOME

	At December 31,
	2003	2004
	(SEK in millions)
Telephony revenue, customers	1,793	2,113
Telephony revenue, other telecom operators	774	1,024
Interest revenue	48	60
Accrued income, other	46	62
Rental costs	194	155
Vendors' commission, fixed telephony calling cards	137	131
Financing fees	95	14
Prepaid expenses, other	232	386

Total prepaid expenses and accrued income	3,319	3,945

NOTE 23 CASH AND CASH EQUIVALENTS AND OVERDRAFT FACILITIES

Liquidity:

	At December 31,
	2003	2004
	(SEK in millions)
Cash and cash equivalents	2,773	2,148
Less: Restricted funds included in cash and cash equivalent	(830)	(365)
Add: Unutilized overdraft facilities and credit lines	1,501	3,330

Liquidity	3,444	5,113

Overdraft facilities:

	At December 31,
	2003	2004
	(SEK in millions)
Overdraft facilities granted	231	229
Overdraft facilities utilized	—	(21)

Total unutilized overdraft facilities	231	208
Unutilized credit lines	1,270	3,122

Unutilized overdraft facilities and credit lines	1,501	3,330

        No specific collateral is provided for overdraft facilities.

Exchange rate difference in cash and cash equivalents:

	At December 31,
	2002	2003	2004
	(SEK in millions)
Cash and cash equivalents at January 1	(185)	(122)	(27)
Cash flow for the year	(68)	(56)	17

Total exchange rate difference in cash and cash equivalents	(253)	(178)	(10)

NOTE 24 EXCHANGE RATE EFFECTS

Exchange rate difference in shareholders' equity:

	Year ended December 31,
	2002			2003			2004
	Other restricted reserves	Unrestricted reserves	Total	Other restricted reserves	Unrestricted reserves	Total	Other restricted reserves	Unrestricted reserves	Total
	(SEK in millions)
Opening in shareholders' equity, January 1	2,893	(430)	2,463	2,025	(588)	1,437	1,160	(503)	657
Change during the year	(868)	(156)	(1,024)	(865)	32	(833)	(620)	223	(397)
Tax effect for the year, net	—	(2)	(2)	—	53	53	—	(26)	(26)

Total change during the year	(868)	(158)	(1,026)	(865)	85	(780)	(620)	197	(423)

Closing in shareholders' equity, December 31	2,025	(588)	1,437	1,160	(503)	657	540	(306)	234

Exchange rate difference in income statement:

        Exchange rate differences which arise in operations are reported in the income statement and amount to:

	Year ended December 31,
	2002	2003	2004
	(SEK in millions)
Other operating revenue	24	38	35
Other operating expenses	(35)	(30)	(29)
Result from other securities and receivables classified as fixed assets.	—	—	(1)
Other interest revenue and similar income	7	(12)	(8)
Interest expense and similar costs	57	(3)	—

Exchange rate differences in income statement	53	(7)	(3)

        The consolidated balance sheet and income statement are affected by fluctuations in subsidiaries' currencies against the Swedish krona. Group operating revenue and operating profit/loss after depreciation/amortization are distributed among the following currencies:

	Operating revenue Year ended December 31,
	2002		2003		2004
	(SEK in millions)
SEK	10,337	33%	9,688	26%	9,718	22%
EURO	13,523	43%	18,188	49%	22,305	52%
Other	7,422	24%	9,035	25%	11,010	26%

Total	31,282	100%	36,911	100%	43,033	100%

        A 1% currency movement against the Swedish krona affects the Group's operating revenue and operating profit/loss before depreciation/amortization on an annual basis by SEK 333 (2003: SEK 272, 2002: SEK 209) million and SEK 30 (2003: SEK 20, 2002: SEK 6) million, respectively. In 2004, Tele2's results were mainly affected by fluctuations in NOK, USD, LVL and GBP. Operating revenue and operating profit/loss before depreciation/amortization were negatively affected by SEK -227 (2003: SEK -627, 2002: SEK -57) million and SEK -23 (2003: SEK -17, 2002: SEK 1) million in 2004 (compared with results measured at stable exchange rates during the year).

        The charge rates used to translate income statements and balance sheets to SEK are shown below:

	Income statement Year ended December 31,			Balance sheet At December 31,
	2002	2003	2004	2003	2004
GBP	14.6394	13.1946	13,4560	12.9125	12,7100
USD	9.82870	8.0894	7,3496	7.2750	6,6125
EURO	9.1698	9.1250	9,1268	9.0940	9,0070
CHF	6.2494	6.0043	5,9125	5.8285	5,8270
DKK	1.2340	1.2280	1,2267	1.2215	1,2115
NOK	1.2150	1.1418	1,0905	1.0805	1,0880
EEK	0.5860	0.5832	0,5833	0.5810	0,5755
LVL	15.8860	14.2559	13,7283	13.6000	12,9200
LTL	2.6490	2.6431	2,6431	2.6300	2,6100
PLN	2.4076	2.0787	2,0192	1.9400	2,2100
CZK	0.2971	0.2866	0,2862	0.2795	0,2951
HUF	0.0377	0.0360	0,0363	0.0348	0,0367

Currency risks:

        In telephony operations a currency risk arises in connection with international call traffic, as a liability or a receivable is created between Tele2 companies and foreign operators. In mobile telephony, these transactions are calculated in SDRs (Special Drawing Rights) but are invoiced and paid in EUR.

        Currency risks in our international operations are limited by denominating loans to group companies in the subsidiary's local currency.

        The five-year loan facility is denominated in USD, SEK, EUR and GBP. The exchange rate difference which regularly arises in translating the loan liability is offset against the exchange rate differences which arise in the corresponding net investment in subsidiaries. No hedging is undertaken against other types of currency risk. At December 31, 2004, exchange rate differences after tax of SEK 77 million (2003: SEK 7 million) relating to loan liabilities were booked directly to shareholders' equity.

NOTE 25 NUMBER OF SHARES

        The share capital in Tele2 AB is divided into two share classes, namely, Class A and B shares. Both share classes have a par value of SEK 5 per share and offer equal participation in the company's net assets and earnings. Class A shares, however, entitle the holder to 10 voting rights per share and Class B shares to one voting right per share.

        As discussed in Note 40, subsequent to December 31, 2004 a share split was approved and completed. After the share split, the par value of a share, irrespective of class, is SEK 1.25.

Number of shares issued and outstanding before share split in 2005:

	A-shares		B-shares
					Total number
	Change	Total	Change	Total
January 1, 2002		30,006,947		117,353,228	147,360,175
Conversion of A shares to B shares	(8,317,143)	21,689,804	8,317,143	125,670,371	147,360,175
New shares issued, convertibles		21,689,804	100,000	125,770,371	147,460,175

December 31, 2002		21,689,804		125,770,371	147,460,175
New shares issued, convertibles		21,689,804	100,000	125,870,371	147,560,175

December 31, 2003		21,689,804		125,870,371	147,560,175
Conversion of A shares to B shares	(6,173,141)	15,516,663	6,173,141	132,043,512	147,560,175

December 31, 2004, before 2005 share split and redemption		15,516,663		132,043,512	147,560,175

December 31, 2004, after 2005 share split and redemption		46,549,989		396,130,536	442,680,525

        At December 31, 2004, the number of shares authorized were 15,516,663 A-shares and 132,660,012 B-shares (after 2005 share split and redemption: 46,549,989 A-shares and 396,130,536 B-shares).

Outstanding convertibles and warrants before share split in 2005:

	At December 31,
	2002	2003	2004
Number of outstanding shares	147,460,175	147,560,175	147,560,175
Convertibles, 2000-2003	100,000	—	—
Warrants, 2002-2007	663,000	643,500	616,500
Total number of outstanding convertibles and warrants	763,000	643,500	616,500

Total number or shares after full dilution, before 2005 share split and redemption	148,223,175	148,203,675	148,176,675

Total number or shares after full dilution, after 2005 share split and redemption	444,669,525	444,611,025	444,530,025

        The outstanding warrants at December 31, 2004 before the 2005 share split and redemption correspond to 616,500 B shares (2003: 643,500, 2002: 663,000) in Tele2 AB, at a subscription price of SEK 191 per share and a subscription period from 2005 to 2007. See Note 35 for further information.

Earnings per share:

	Earnings per share			Earnings per share after dilution
	Year ended December 31,
	2002	2003	2004	2002	2003	2004
	(SEK in millions, except earnings per share)
Net profit for the year	223	2,396	1,902	223	2,396	1,902
Weighted average number of shares outstanding, before 2005 share split	147,360,175	147,460,175	147,560,175	147,360,175	147,460,175	147,560,175
Convertibles(2)				200,000	100,000	—
Warrants				74,118	309,000	297,010

Weighted average number of shares outstanding after dilution, before 2005 share split				147,634,293	147,869,175	147,857,185
Post share-split weighted average number of shares(1)	442,080,525	442,380,525	442,680,525	442,902,879	443,607,524	443,571,555

Earnings per share(1)	SEK 0.50	SEK 5.42	SEK 4.30	SEK 0.50	SEK 5.40	SEK 4.29

(1)
As discussed in Note 40, subsequent to December 31, 2004 a share split was approved and completed. However, as the split resulted in the issuance of three ordinary shares and one mandatorily redeemable share, such mandatorily redeemable share is deemed to be a liability in the form of a financial instrument as opposed to an ordinary share. Accordingly, the retroactive restatement of basic earnings per share for all periods required by Swedish GAAP has been computed on the basis of a 3:1 share split of the ordinary shares.

(2)
The last convertibles were converted on December 31, 2003.

NOTE 26 PROVISIONS

		At December 31,
		2003	2004
		(SEK in millions)
Shares in associated companies	Note 17	6	—
Pensions and similar commitments	Note 34	—	6
Disputes		—	40
Other provisions		20	17

Total provisions		26	63

NOTE 27 LIABILITIES TO FINANCIAL INSTITUTIONS

Short-term liabilities:

		At December 31,
Creditors (collateral provided)
	Interest-rate terms	2003	2004
		(SEK in millions)
Five-year syndicated loan facility	EURIBOR etc +0.20%-0.40%	2,340	2,859
(collateral: guarantee from Tele2 AB)
Banque Invik	marginal: 0.5%-1%	—	300
(collateral: blocked bank accounts in Tele2 Russia Telecom BV and Tele2 Sverige AB)
Ericsson S.A./N.V.	EURIBOR +2.5%	72	25
(collateral: guarantee from Tele2 AB and Tele2 Sverige AB)
SEB.	EURIBOR +0.75-3.00%	11	52
(collateral: guarantee from Tele2 Sverige AB)
Alfa bank/Omskpromstoy Bank.		1	—
Finance leases		25	56

Total short-term interest-bearing loans		2,449	3,292

Long-term liabilities:

		At December 31,
Creditors	Maturity date
		2003	2004
		(SEK in million)
Five-year loan facility	2009	3,812	1,095
Banque Invik		681	—
SEB	2006-2011	115	173
Finance leases		144	373

Total long-term interest-bearing loans		4,752	1,641

        In November 2004, Tele2 Sverige AB signed an agreement with a number of banks regarding a loan facility of SEK 7 billion. The loan facility will be used for financing operations and for the final repayment of Tele2's remaining debt in the loan facility signed in 2001. The loan can be used in most currencies, at present USD, SEK EUR and GBP. The five-year bank financing is divided into two facilities. Facility A amounts to SEK 3 billion and facility B amounts to SEK 4 billion. Facility B matures on November 23, 2009 and facility A matures on November 23, 2005, on condition that neither Tele2 Sverige AB nor any of the creditors wishes to extend the credit. In 2004, repayment of the previous loan facility amounted to SEK 3,431 million.

        Tele2's improved cash flow and balance sheet since the previous loan facility has reduced the interest margin from 75 basis points to 20-25 points at the time of signing the financing agreement, which also includes more flexibility regarding repayments and purpose of the loan. The interest margin of the five-year loan facility is based on debt in relation to EBITDA, and varies between 25 and 40 points for facility B. The interest margin of facility A is 20 basis points. The five-year loan facility is based on requirements involving the fulfillment of certain key financial ratios. Tele2 expects to fulfill these requirements.

        The loan facility is guaranteed by ABN Amro, Calyon Bank, Citigroup Global Markets Limited, DNB Nor Bank ASA, Nordea Bank AB (publ), SEB Merchant Banking, Svenska Handelsbanken AB (publ), Royal Bank of Scotland PLC, WestLB AG and Société Générale.

        The loan in Banque Invik relates to loans to the Russian operations. Tele2 has deposited the corresponding amount with Banque Invik. The interest margin is 0.5%-1%. The amount deposited is restricted and is included as cash and cash equivalents (see Note 23).

        The average rate of interest on loan liabilities during the year was 3.5% (2003: 5.0%).

Collateral provided:

	At December 31,
	2003	2004
	(SEK in millions)
Chattel mortgages	3	—
Net assets in subsidiaries	12,072	—
Bank deposits	744	300

Total collateral provided for liabilities	12,819	300

Loan liability matures:

	At December 31,
	2003	2004
	(SEK in millions)
Within 1 year	2,449	3,292
Within 1-2 years	3,309	141
Within 2-3 years	1,280	109
Within 3-4 years	39	1,160
Within 4-5 years	26	62
Within 5-10 years	93	169
Within 10-15 years	5	—

Total loans to credit institutions	7,201	4,933

Interest rate risk:

        Of the total loan liability to credit institutions (above) and other interest-bearing liabilities (Note 28) at December 31, 2004, SEK 4,651 (2003: SEK 6,555) million, corresponding to 94% (91%), carried a variable rate of interest. An increase in interest rates of 100 points would entail an additional interest expense of SEK 47 million, calculated on the basis of variable interest-bearing liabilities at December 31, 2004. Tele2 is monitoring trends in interest-rate markets and decisions regarding interest-rate fixing strategy are assessed continually.

        Interest-bearing liabilities to financial institutions and other interest-bearing liabilities with variable interest rates fall due for payment as follows.

	Within 1 year	Within 1-2 years	Within 2-3 years	Within 3-4 years	Within 4-5 years	Within 5-10 years	Total
	(SEK in millions)
Interest-bearing liabilities:
-with variable interest rates	3,000	151	109	1,160	62	169	4,651
-with fixed interest rates	300	—	—	—	—	—	300

Interest-bearing liabilities	3,300	151	109	1,160	62	169	4,951

Finance leases:

        All fixed assets utilized through finance leases have been reported in the consolidated accounts as fixed assets and lease obligations, except for contracts signed before 1997. Finance lease contracts signed before 1997 are accounted for as operating leases and, accordingly, are not recorded as finance leases. The lease obligation balances of finance leases are as follows:

	Finance leases, recorded		Finance leases, not recorded
	At December 31,
	2003	2004	2003	2004
	(SEK in millions)
Short-term	25	56	8	8
Long-term	144	373	76	68

Total loans for finance lease objects	169	429	84	76

        See Note 16 for the asset balances related to the above finance leases.

        Finance leases relate mainly to the extension of transmission capacity in Sweden through Svenska Kraftnät and finance leases in the company UTA, acquired in 2004.

Finance lease liability matures:

	Finance leases, recorded	Finance leases, not recorded
	At December 31, 2004
	(SEK in millions)
Within 1 year	71	10
Within 1-2 years	91	9
Within 2-3 years	56	10
Within 3-4 years	55	10
Within 4-5 years	54	9
Within 5-10 years	157	32
Within 10-15 years	—	4

Total loan liability and interest	484	84
Less: interest portion:	-55	-8

Total loans for finance lease objects	429	76

NOTE 28 OTHER INTEREST-BEARING LIABILITIES

Short-term liabilities:

	At December 31,
	2003	2004
	(SEK in millions)
Digitel Com Ltd	11	8
Other	1	—

Total other short-term interest-bearing liabilities	12	8

Long-term liabilities:

	At December 31,
	2003	2004
	(SEK in millions)
Digitel Com Ltd	22	10
Other	1	—

Total other long-term interest-bearing liabilities	23	10

Collateral provided:

	At December 31,
	2003	2004
	(SEK in millions)
Net assets in subsidaries	52	52

Total collateral provided for other interest-bearing liabilities	52	52

Loan liability matures:

	At December 31,
	2003	2004
	(SEK in millions)
Within 1 year	12	8
Within 1-2 years	12	10
Within 2-3 years	11	—

Total other interest-bearing liabilities	35	18

NOTE 29 OTHER SHORT-TERM LIABILITIES

	At December 31,
	2003	2004
	(SEK in millions)
VAT liability	331	306
Tax at source, personnel	36	37
Other taxes	78	78
Additional earn-out payment for Alpha Telecom	68	27
Customer deposits	26	25
Other	59	21

Total other short-term liabilities	598	494

NOTE 30 ACCRUED EXPENSES AND DEFERRED INCOME

	At December 31,
	2003	2004
	(SEK in millions)
Telephony expenses to other telecom operators	2,089	2,064
External services expenses	777	782
Personnel-related costs	204	270
Lease and rental expenses	176	227
Expenses for vendors	17	140
Interest expenses	107	84
Deferred income	1,516	1,911
Other	288	156

Total accrued expenses and deferred income	5,174	5,634

NOTE 31 PLEDGED ASSETS

	At December 31,
	2003	2004
	(SEK in millions)
Chattel mortgages	3	—
Net assets in Group companies	12,072	52
Material and supplies	16	13
Bank bills	830	365

Total pledged assets for own liabilities	12,921	430

        In 2004, the five-year loan facility was refinanced, after which previously pledged shares were no longer provided as collateral for the loan.

        Pledged shares are reported in the Group in an amount corresponding to the book value of the net assets which each subsidiary represents in the consolidated balance sheet.

NOTE 32 CONTINGENT LIABILITIES AND OTHER COMMITMENTS

	At December 31,
	2003	2004
	(SEK in millions)
Surety bonds benefiting associated companies	363	1,007
Future commitments	—	6

Total contingent liabilities	363	1,013

        SEK 3,921 (2003: SEK 6,152) million of the contingent liabilities in the Parent Company relates to a guarantee for the five-year loan facility. Svenska UMTS-nät AB, an associated company of Tele2, has an approved loan facility of SEK 7 (2003: SEK 7) billion, whereby Tele2 guarantees utilized amounts up to 50 percent or a maximum of SEK 3.5 (2003: 3.5) billion. The Tele2 guarantee as at December 31, 2004 was SEK 1,007 (2002: 363) million.

Operating leasing:

Annual rental fees:

	Year ended December 31,
	2003	2004
	(SEK in millions)
Annual rental fees for operating leases	1,865	2,057

        The cost of operating leases for the year relates mainly to leased capacity.

Contractual minimum future rental fees due for payment:

	At December 31,
	2003	2004
	(SEK in millions)
Due for payment:
Within 1 year	572	847
Within 1-2 years	261	322
Within 2-3 years	204	283
Within 3-4 years	165	210
Within 4-5 years	114	155
Within 5-10 years	333	286
Within 10-15 years	197	187
More than 15 years	182	120

Total future rental fees for operating leases	2,028	2,410

Contractual commitments/commercial pledges:

	At December 31, 2004
	Within 1 year	1-3 years	3-5 years	After 5 years	Total
	(SEK in millions)
Liabilities to financial institutions	3,292	250	1,222	169	4,933
Other interest-bearing liabilities	8	10	—	—	18
Finance leases, agreements signed before 1997	8	16	16	36	76
Operating leases	847	605	365	593	2,410

Total contractual commitments/commercial pledges	4,155	881	1,603	798	7,437

NOTE 33 SUPPLEMENTARY CASH FLOW INFORMATION

Non-cash transactions:

        In addition to the reported investing and financing activities, as shown in the cash flow statement, the following transactions occurred which did not affect cash.

        Investments and borrowings through finance leases in the Group amounted to SEK 0 (2003: SEK 5, 2002: SEK 66) million, and amortization of loans through finance leases to SEK -31 (2003: SEK -32, 2002: SEK -20) million.

        Tele2 acquired shares in Russian companies in 2003 through loan financing from Digitel Com Ltd amounting to SEK 33 million.

Cash flow statement based on net profit:

	Year ended December 31,
	2002	2003	2004
	(SEK in millions)
Current operations
Net profit	223	2,396	1,902
Adjustments for non-cash operating activities:
Depreciation/amortization	3,597	3,826	3,846
Result from shares in associated companies	36	18	(17)
Capital gain from sale of fixed assets	—	27	2
Capital gain from sale of shares	—	—	(197)
Finance leases	(9)	(31)	(31)
Unpaid interest	107	(18)	—
Unpaid financial items	—	—	95
Unpaid tax	—	2	120
Minority interest	(1)	(37)	—
Deferred tax expense	525	(1,196)	508
Write-down of shares	86	75	—

	4,564	5,062	6,228
Change in working capital	(199)	912	(352)

Cash flow from operating activities	4,365	5,974	5,876

Investments according to the cash flow statement by market and business area:

	Year ended December 31,
	2002	2003	2004
	(SEK in millions)
Nordic	901	454	430
Baltic & Russia	560	908	684
Central Europe	182	163	156
Southern Europe	149	134	133
Benelux	62	155	103
Services	36	76	56

Investments in intangible and tangible assets	1,890	1,890	1,562

Additional investments, not affecting cash flow:
Finance leases	66	5	—

Total capital expenditure	1,956	1,895	1,562

	Year ended December 31,
	2002	2003	2004
	(SEK in millions)
Mobile telephony	998	1,250	1,063
Fixed telephony and Internet	794	545	432
Cable-TV	85	32	7
Other operations	13	63	60

Investments in intangible and tangible assets	1,890	1,890	1,562

Additional investments, not affecting cash flow:
Finance leases	66	5	—

Total capital expenditure	1,956	1,895	1,562

        Additional information on business areas is presented in Note 2 and Note 3.

NOTE 34 NUMBER OF EMPLOYEES

	Average number of employees Year ended December 31,
	2002	of which men	2003	of which men	2004	of which men
Nordic	1,131	69%	1,172	70%	1,120	70%
Baltic & Russia	1,328	50%	1,318	47%	998	52%
Central Europe	114	64%	166	70%	188	66%
Southern Europe	157	69%	282	67%	248	66%
Benelux	245	69%	153	76%	143	79%
Services	140	74%	183	80%	231	80%

Total by market	3,115	61%	3,274	61%	2,928	64%

	Year ended December 31,
	2003 Women	2003 Men	2004 Women	2004 Men
Proportion of Board members, all Group companies	7%	93%	2%	98%
Proportion of other Senior Executives, all Group companies	16%	84%	17%	83%

Total proportion of Board members and other senior executives	11%	89%	10%	90%

NOTE 35 PERSONNEL COSTS

	Salaries and remuneration Year ended December 31,
	2002			2003			2004
	Board and President	of which bonus	Other employees	Board and President	of which bonus	Other employees	Board and President	of which bonus	Other employees
				(SEK in millions)
Nordic	24	2	549	28	4	526	30	5	538
Baltic & Russia	18	2	113	16	1	111	15	1	98
Central Europe	4	1	54	4	2	97	8	3	96
Southern Europe	14	3	96	20	3	176	21	4	174
Benelux	2	—	122	6	—	99	9	2	72
Services	5	—	61	10	3	82	9	3	92

Total by market	67	8	995	84	13	1,091	92	18	1,070

        During the year, provision of SEK 13 (2003: SEK 15, 2002: SEK 16) million was made for bonuses to key personnel in the Group plus social security expenses of SEK 4 (2003: SEK 5, 2002: SEK 5) million. Distribution of the amount will be decided in 2005.

	Year ended December 31,
	2002			2003			2004
	Salaries and remuneration	Social security expenses	of which pension expenses	Salaries and remuneration	Social security expenses	of which pension expenses	Salaries and remuneration	Social security expenses	of which pension expenses
				(SEK in millions)
Board and Group president and CEO	67	20	5	84	23	5	92	26	7
Other employees	995	303	59	1,091	342	75	1,070	331	67

Total personnel costs	1,062	323	64	1,175	365	80	1,162	357	74

	Pension expenses Year ended December 31,
	2002	2003	2004
	(SEK in millions)
Defined-benefit plans, retirement pension	—	3	3
Defined-benefit plans, survivors' and disability pension	—	—	4
Multi-employer plans	20	21	—
Defined-contribution plans	44	56	67

Total pension expenses	64	80	74

        Information was received in 2004 which enabled the Swedish multi-employer pension plans in Skandia to be reported as defined-benefit plans. In 2003, in the absence of information from the insurance company, these were reported as defined-contribution plans.

Remuneration of senior executives:

	Year ended December 31, 2003
	Basic salary/ board fees	Variable remuneration	Warrants	Other benefits	Other renumeration	Pension costs	Total renumeration
			(SEK in millions)
Chairman of the Board:
Sven Hagströmer / Bruce Grant	0.4				—		0.4
Group President and CEO:
Lars-Johan Jarnheimer	10.4	2.0	—	0.0	—	2.0	14.4
Other Senior Executives	23.4	4.3	—	0.7	—	1.4	29.8

	34.2	6.3	—	0.7	—	3.4	44.6

        "Other Senior Executives" comprises 12 people (2003: 13 people). Tele2 also had social security expenses on top.

	Year ended December 31, 2004
	Basic salary/ board fees	Variable remuneration	Warrants	Other benefits	Other renumeration	Pension costs	Total renumeration
			(SEK in millions)
Chairman of the Board:
Sven Hagströmer	0.8						0.8
Group President and CEO:
Lars-Johan Jarnheimer	10.5	3.3	—	0.0	—	2.7	16.5
Other Senior Executives	22.1	4.5	—	0.7	—	2.4	29.7

	33.4	7.8	—	0.7	—	5.1	47.0

		Year ended December 31, 2004 Allocation for the year
	Warrants from Prior Years					Total Warrants
Warrants program, 2002/2007			Market value on issuance	Acquisition price
	Number	Number			Benefit	Number
Group President and CEO	15,000	—	—	—	—	15,000
Other Senior Executives	165,000	—	—	—	—	165,000

Total, before 2005 share split and redemption	180,000	—	—	—	—	180,000

Total, after 2005 share split and redemption	540,000	—	—	—	—	540,000

        In 2004, the warrants previously allotted changed by -15,000 (after 2005 share split and redemption: -45,000) representing warrants which were forfeited by individuals who ceased employment with the Group prior to warrants becoming exercisable. Such forfeitures had no impact on the Group's financial position or results of operations.

Board of Directors:

        Total Board fees of SEK 2.9 million were paid in 2004, as decided by the Annual General Meeting of Shareholders in May 2004.

Group President and CEO:

        In addition to a fixed salary, Lars-Johan Jarnheimer, Group President and Chief Executive Officer of Tele2 AB received a bonus of SEK 3.3 (2003: SEK 2.0) million. The bonus is based on individual targets. The pension premium, which is defined-contribution, is paid at 20% of the fixed basic salary. The pensionable age is 65 years. The period of notice when served by the company is a minimum of 12 and maximum of 18 months in the case of the President of Tele2 AB. If the President serves notice of termination of employment to the company, salary is paid during a period of notice of 12 months. No other remuneration is made. The President's salary and remuneration are determined annually by the Board of Directors following proposals by the compensation committee.

Other Senior Executives:

        Variable salary paid to other senior executives includes a bonus of 0%-50% based on profit benchmarks, with the remainder based on individual targets. Pensions are paid in accordance with the public pension plan, of which SEK 2.1 (2003: SEK 1.1) million relates to defined-contribution plans and SEK 0.3 (2003: SEK 0.3) million to defined-benefit plan. The pensionable age is 65 years. The period of notice when served by the company is a minimum 6 and maximum 12 months. If the person serves notice of termination of employment to the company, salary is paid during a period of notice of 6 months. No other remuneration is made.

Incentive program 1997

        At the 1997 Annual General Meeting, it was decided to establish an incentive program for present and future members of senior management in the Group. Through a company established for this purpose, NC Intressenter AB, these individuals were given the opportunity to acquire 100,000 shares a year between 1999 and 2003, up to a maximum total amount of 500,000 B shares. 200,000 shares were issued in October 2000, and three convertible debentures corresponding to 300,000 shares were issued to NC Intressenter AB to fulfill the commitment. The final convertible debenture was converted to shares in December 2003. All numbers above are before the effect of the 2005 share split and redemption.

Incentive Program 2002-2007

        At the 2002 Annual General Meeting, it was decided to establish an incentive program corresponding to a maximum of 1,055,000 Class B shares (after 2005 share split and redemption: 3,165,000 Class B shares) for present and future key employees of the Group. These persons are entitled to subscribe for Class B shares by means of warrants, over a period of three to five years after allotment, at a price corresponding to the market value of the B shares +10% at the time of allotment, on condition that they remain in the Group's employment. No premium is to be paid. At December 31, 2004, Tele2 had outstanding warrants corresponding to 616,500 (2003: 643,500) shares before the 2005 share split and redemption and to 1,849,500 (2003: 1,930,500) shares after the 2005 share split and redemption. Warrants corresponding to 684,000 shares were issued in 2002, with forfeited warrants in 2002, 2003 and 2004 totalling 21,000, 19,500 and 27,000 respectively before the 2005 share split and redemption. No new warrants were issued in 2003 or 2004. All warrants have an exercise price of SEK 191 per share before the 2005 share split. In 2002, an additional allotment corresponding to 153,700 shares (after 2005 share split and redemption: 461,100 shares) was made to a wholly-owned Group company to secure future cash flows for social security expenses.

NOTE 36 REMUNERATION TO AUDITORS

	Year ended December 31,
	2003		2004
	PWC	Other auditors	Deloitte	Other auditors
		(SEK in millions)
Audit assignments	17	2	15	4
Other assignments:
Audit-related	3	3	3	3
Taxes	14	3	—	14

	34	8	18	21

Total		42		39

        The item Audit assignments refers to invoiced fees for auditing the financial statements of the Group, and statutory auditing of subsidiaries. This also includes a fee for other auditing services. This refers to services which can only normally be performed by the appointed auditor, and the examination of documents relating to the U.S. registration. The item Other assignments, audit-related, includes invoiced fees for analyses and other similar investigations which are normally performed by the appointed auditor, consultations relating to accounting principles and due diligence in regards to corporate acquisitions. The item Taxes includes invoiced fees for checking of tax computations, services connected with tax audits and appeals, tax advice relating to mergers, acquisitions and intra-group pricing, and consultation concerning fiscal regulations and tax avoidance.

NOTE 37 CHANGE IN ACCOUNTING PRINCIPLES FOR 2005

        There has been a gradual transition in recent years to new Swedish recommendations of the Swedish Financial Accounting Standards Council which are based on and comply with IFRS. However, from January 1, 2005, Tele2 will present its consolidated financial statements fully in accordance with International Financial Reporting Standards (IFRS).

        The date for the changeover to IFRS has been defined as January 1, 2004, as IFRS requires that one year be restated and reported in accordance with IFRS for comparison with the current year. Consequently, there is no requirement to restate financial information relating to financial years prior to 2004.

        It is expected that the most significant impact on the Tele2 Group from adoption of IFRS is that goodwill will not be amortized but, instead, it will be tested annually for impairment or more frequently if there are indication that it could be impaired.

NOTE 38 TRANSACTION WITH RELATED PARTIES

        As a result of substantial direct and indirect shareholdings by the Jan Hugo Stenbeck estate in the Tele2 Group, Kinnevik Group, Transcom Worldwide Group, Millicom Group, Modern Holdings Inc. Group, MTG Group, Metro Group, Viking Telecom Group and other companies, the said estate has the potential to exert considerable influence in terms of financial and operational decisions regarding activities by these companies. Tele2's associated companies (listed in Note 18) and the above companies are regarded as related parties to Tele2. Business relations between Tele2 and all related parties are subject to commercial terms and conditions.

Significant non-recurring transactions with related parties during 2002, 2003 and 2004:

  •
  In October 2002, the Tele2 Group acquired all the shares in the ProcureITright Group, a supplier of procurement function services and WEB-based procurement systems, from Modern Holdings Inc. Group for SEK 42 million.

Operational agreements between Tele2 and related parties:

        Tele2 supplies telephony and data services on commercial terms to closely related corporate groups.

  Kinnevik Group:

  •
  Tele2 Group's telephony operations are, with the exception of Russian operations, insured by Moderna Försäkringar AB.

  •
  Banque Invik performs certain financial services for the Tele2 Group. Banque Invik is also a credit-card supplier and conducts credit transactions using the equipment of 3C-operations.

  Transcom Worldwide Group:

  •
  Transcom provides customer services and telemarketing for Tele2.

  •
  CIS Collection AB provides debt collection services for Tele2.

  Millicom Group:

  •
  Millicom Group purchases certain consulting services from ProcureITright.

  Modern Holdings Inc. Group:

  •
  The Basset Group provides an operator settlement and anti-fraud system for Tele2.

  •
  NetCom Consultants AB provides Tele2 with consulting services in telecommunications and data communications.

  MTG Group:

  •
  Tele2 buys advertising time on radio and TV channels owned by MTG.

  •
  Tele2 Sverige AB purchases cable TV programs from MTG Group.

  Viking Telecom Group:

  •
  Viking Telecom provides Tele2 with most of the line routers that Tele2 supplies to its end customers.

  Associated companies

  •
  Tele2 is also one of two turnkey contractors for the planning, expansion and operation of the associated company Svenska UMTS-nät AB's 3G network.

Transactions between Tele2 and related parties:

	Operating revenue			Operating expenses
	Year ended December 31,
	2002	2003	2004	2002	2003	2004
	(SEK in millions)
Kinnevik Group	11	16	10	256	59	27
Transcom Worldwide Group	23	37	49	1,860	2,049	2,314
Millicom Group	17	11	9	14	13	—
Modern Holdings Inc. Group	7	2	3	266	129	253
MTG, Modern Times Group	28	27	30	108	73	50
Metro International Group	3	—	2	4	17	16
Viking Telecom Group	3	(4)	1	2	111	5
Associated companies	—	54	51	—	—	46
Other related companies	2	10	1	100	47	30

Total	94	153	156	2,610	2,498	2,741

	Interest revenues			Interest expense
	Year ended December 31,
	2002	2003	2004	2002	2003	2004
	(SEK in millions)
Kinnevik Group	100	52	27	(128)	(56)	(38)
Modern Holdings Inc Group	—	—	1	—	—	—
Associated companies	—	—	1	—	—	—

Total	100	52	29	(128)	(56)	(38)

Balances between Tele2 and related parties:

	Restricted cash		Other receivables		Interest-bearing receivables
	At December 31,
	2003	2004	2003	2004	2003	2004
	(SEK in millions)
Kinnevik Group	744	300	41	24	—	—
Transcom Worldwide Group	—	—	7	7	—	—
Millicom Group	—	—	4	1	—	—
Modern Holdings Inc. Group	—	—	1	1	14	10
MTG, Modern Times Group	—	—	14	11	—	—
Metro International Group	—	—	—	1	—
Viking Telecom Group	—	—	—	—	—	—
Associated companies	—	—	45	99	—	17
Other related companies	—	—	—	1	16	—

Total	744	300	112	145	30	27

	Non-interest- bearing liabilities		Interest-bearing liabilities
	At December 31,
	2003	2004	2003	2004
	(SEK in millions)
Kinnevik Group	97	26	682	300
Transcom Worldwide Group	244	300	—	—
Millicom Group	43	—	—	—
Modern Holdings Inc. Group	27	34	—	—
MTG, Modern Times Group	12	6	2	—
Metro International Group	2	3	—	—
Viking Telecom Group	2	1	—	—
Associated companies	—	9	—	—
Other related companies	4	—	1	—

Total	431	379	685	300

NOTE 39 SUMMMARY OF SIGNIFICANT DIFFERENCES BETWEEN SWEDISH GAAP AND US GAAP

        The consolidated financial statements are prepared in accordance with Swedish GAAP, which differ in certain significant respects from US GAAP. The principal differences between Swedish GAAP and US GAAP are presented below together with explanations of certain adjustments that affect consolidated net profit and total shareholders' equity.

        Net profit for the year:    The application of US GAAP would have had the following effect on consolidated net profit.

	Year ended December 31,
	2002 SEK	2003 SEK	2004 SEK	2004 USD
	(in millions)
Net profit for the year according to Swedish GAAP:	223	2,396	1,902	285
Adjustments required for compliance with US GAAP:
a) Transactions between companies under common control	21	6	—
b) Valuation of acquired loss carry-forwards	—	(69)	(105)	(16)
c) Amortization of goodwill	1,500	1,577	1,525	229
d) Tangible fixed assets	(81)	21	—	—
e) Lease agreements	1	1	1	—
f) Accounting for acquisitions through non-cash issue	25	—	—	—
g) Accounting for step acquisitions	(1)	1	—	—
h) Accounting for surplus value of acquisitions	—	(42)	(47)	(7)
i) Connection charge	—	(113)	(70)	(11)
j) Other	11	18	(1)	—

Net adjustment before income tax effects	1,476	1,400	1,303	195
Deferred income tax effects on above US GAAP adjustments	(7)	61	32	5

Net profit for the year according to US GAAP	1,692	3,857	3,237	485

US GAAP earnings per share:

	Year ended December 31,
	2002 SEK	2003 SEK	2004 SEK	2004 USD
	(in millions except for share and per share data)
Net profit for the year according to US GAAP	1,692	3,857	3,237	485
Weighted-average number of shares outstanding, before 2005 share split	147,360,175	147,460,175	147,560,175
Weighted-average number of shares outstanding, after 2005 share split(1)	442,080,525	442,380,525	442,680,525

Earnings per share(1)	SEK 3.83	SEK 8.72	SEK 7.31	USD 1.10

	Year ended December 31,
	2002 SEK	2003 SEK	2004 SEK	2004 USD
	(in millions except for share and per share data)
Net profit for the year according to US GAAP	1,692	3,857	3,237	485
Weighted-average number of shares outstanding after dilution,(2) before 2005 share split	147,596,866	147,795,748	147,807,085
Weighted-average number of shares outstanding after dilution,(2) after 2005 share split(1)	442,790,598	443,387,244	443,421,255

Earnings per share after dilution(1)	SEK 3.82	SEK 8.70	SEK 7.30	USD 1.09

(1)
As discussed in Note 40, subsequent to December 31, 2004 a share split was approved and completed. However, as the split resulted in the issuance of three ordinary shares and one mandatorily redeemable share, such mandatorily redeemable share is deemed to be a liability in the form of a financial instrument as opposed to an ordinary share. Accordingly, the retroactive restatement of basic earnings per share for all periods required by US GAAP has been computed on the basis of a 3:1 share split of the ordinary shares.

(2)
In contrast to Swedish GAAP, US GAAP does not calculate earnings per share after dilution at the present value of the exercise price for the warrants, but rather using the undiscounted exercise price of the warrants.

        Shareholders' equity:    the application of US GAAP would have had the following effect on consolidated shareholders' equity.

	At December 31,
	2003 SEK	2004 SEK	2004 USD
	(in millions)
Shareholders' equity according to Swedish accounting principles	30,360	31,396	4,708
Adjustments required for compliance with US GAAP:
a) Transactions between companies under common control	—	—	—
b) Valuation of acquired loss carry-forwards	(69)	(174)	(26)
c) Amortization of goodwill	3,077	4,602	690
d) Tangible fixed assets	—	—	—
e) Lease agreements	15	16	2
f) Accounting for acquisitions through non-cash issue	6,431	6,370	955
g) Accounting for step acquisitions	(102)	(102)	(15)
h) Accounting for surplus value of acquisitions	(42)	(89)	(13)
i) Connection charge	(113)	(183)	(27)
j) Other	7	6	—

Net adjustment before income tax effects	9,204	10,446	1,566
Deferred income tax effects on above US GAAP adjustments	38	70	11

Shareholders' equity according to US GAAP	39,602	41,912	6,285

Change in US GAAP shareholders' equity:

	Year ended December 31,
	2003 SEK	2004 SEK	2004 USD
	(in millions)
Shareholders' equity, January 1, according to US GAAP	36,578	39,602	5,939
Items reported directly against shareholders' equity
Exchange rate differences, according to US GAAP	(849)	(484)	(73)
Total items reported directly against shareholders' equity	(849)	(484)	(73)

Other changes in shareholders' equity
Dividends	—	(443)	(66)
New shares issued, convertibles, according to US GAAP	16	—	—
Net profit for the year, according to US GAAP	3,857	3,237	485

Shareholders' equity, December 31, according to US GAAP	39,602	41,912	6,285

        Items which are reported directly against shareholders' equity and which do not represent transactions with the owners (comprehensive income), include the net profit for the year and changes in exchange rate differences.

Comprehensive income according to US GAAP:

	Year ended December 31,
	2002 SEK	2003 SEK	2004 SEK	2004 USD
		(in millions)
Comprehensive income:
Net profit for the year according to US GAAP	1,692	3,857	3,237	485
Changes in translation differences, net of tax, according to US GAAP	(1,181)	(849)	(484)	(73)

Comprehensive Income according to US GAAP	511	3,008	2,753	412

Explanation of current differences between Swedish accounting principles and US GAAP:

a) Transactions between companies under common control

        In 1993 and 1994, the Group acquired shares in Tele2 AB and Comviq AB (both now part of Tele2 Sverige AB) from the Industriförvaltnings AB Kinnevik Group. The transaction was accounted for using the purchase method under Swedish GAAP. Accordingly, the difference between the acquisition value and market value of net assets was reported as goodwill. According to US GAAP, acquisitions of operations from "companies under common control" should be conducted at historical values. Thus, as a US GAAP adjustment, all revaluations of plant and equipment, other identifiable assets, and goodwill which arose on the transaction date are eliminated and the resulting depreciation and amortization is reversed. From 2003, there is no difference between US GAAP and the book value in accordance with Swedish GAAP.

b) Valuation of acquired loss carry-forwards

        According to Swedish GAAP, an amount representing acquired loss carry-forwards, which on the date of acquisition is valued at zero, but which in subsequent years is valued and recognized as an income tax benefit, is reported as amortization of goodwill in the income statements after an adjustment for the remaining amortization period of the original acquisition. According to US GAAP, acquired loss carry-forwards subsequently recognized are not reported as an income tax benefit, but instead directly reduce goodwill related to the acquisition when a valuation allowance was recognized for the related deferred tax asset at the acquisition date.

        For 2004, in the reconciliation of Swedish GAAP net profit and to US GAAP net profit, Swedish GAAP income tax benefits recognized of SEK 483 (2003: SEK 391) million has been reversed and partially offset by the reversal of Swedish GAAP goodwill amortization recognized of SEK 378 (2003: SEK 322) million. As of December 31, 2004, Swedish GAAP goodwill and retained earnings are each cumulatively SEK 174 (2003: SEK 69) million greater than the respective balances under US GAAP as a result of the differences in accounting.

c) Amortization of goodwill

        According to Swedish GAAP, all intangible fixed assets, including goodwill, must be amortized. Amortization rates are based on the acquisition value of the assets and the estimated utilization period. According to US GAAP, with effect from January 1, 2002, goodwill and certain other intangible assets are not amortized, but are subject to annual impairment test. In these tests, the book value of a reporting unit is compared with its fair value. If the fair value is lower than the book value, an impairment of goodwill is recognized, equivalent to the difference between the book value of goodwill and the implied goodwill of the reporting unit. This implied goodwill is the difference between the reporting unit's fair value and the fair value of the reporting unit's assets and liabilities. At year end, the Group performs its annual impairment tests on the goodwill balances which have been allocated to eight of the group's reporting units. No impairments were required to be recorded under US GAAP.

        Amortization of goodwill under Swedish GAAP has been reversed for US GAAP purposes. See b) for additional reversals of goodwill amortization.

d) Tangible fixed assets

        Certain indirect costs, including general and administrative expenditures, which were capitalized according to Swedish GAAP through 1997, were required to be expensed according to US GAAP. Certain costs, including labor and construction overhead costs related to the construction of new sites, are required to be capitalized under US GAAP. Prior to 2001, such costs were not capitalized under Swedish GAAP.

        Although the Group's capitalization policies are generally the same under US GAAP and Swedish GAAP beginning in 2001, the effects of the historical differences, including related depreciation, were reversed in arriving at US GAAP through 2003. At the end of 2003, all historical differences ceased to exist as the related tangible fixed assets had been fully depreciated or disposed of.

e) Lease agreements

        The Group has certain lease transactions originating before 1997 which, according to Swedish GAAP, have been treated as operating leases, but which, according to US GAAP, are accounted for as finance leases.

        Accordingly, at December 31, 2004, under US GAAP, the leased assets are carried on the books (net of accumulated depreciation) in the amount of SEK 92 (2003: SEK 99) million together with a lease obligation of SEK 76 (2003: SEK 84) million. Also, the operating lease rental fees recorded as expense in each year of SEK 8 million under Swedish GAAP are reversed and depreciation expense and interest on the lease obligation is recorded under US GAAP in the amount of SEK 7 million.

f) Accounting for acquisitions through non-cash issue

        Société Européenne de Communication SA (SEC) was acquired in 2000 by means of a non-cash share issue, in which newly issued shares in Tele2 were offered in exchange for the remaining shares in SEC. In accordance with Swedish GAAP, the acquisition price is calculated at a value corresponding to Tele2's market price on the transaction date. In US GAAP, the acquisition price is based on the market price over a reasonable period of time before and after the terms of the acquisition are agreed to and announced. Also, prior to 2004, there were also some differences between acquired net assets in accordance with US GAAP and Swedish GAAP. See also g) relating to the accounting for the acquisition of SEC as a step acquisition.

g) Accounting for step acquisitions

        During 2000 and 2001, the Group acquired 100% ownership of SEC and Levicom Broadband, respectively, increasing its share ownership in the companies ("step acquisitions") from its initial investment ownerships of less than 20%.

        In accounting for the step acquisitions under Swedish GAAP, direct adjustments to Group equity were made in the period in which the Group acquired control. The adjustments were made to account for the Group's equity in the net profit/loss of the companies under the equity method of accounting (see Note 1) based on the Group's ownership during previous periods. Swedish GAAP does not require any amortization of the equity-method goodwill which is implicit in the original cost of the-less-than 20% investment until after control is attained.

        Under US GAAP, instead of making direct adjustments to Group equity in the period in which control was acquired, prior periods' results are restated to reflect the Group's equity in the net profit/

loss of the companies under the equity method of accounting based on the Group's ownership in the respective periods restated. In addition, for US GAAP, amortization of goodwill implicit in the original cost of the less-than-20% investment is required to be recognized in the periods which are restated.

        As a result of the above differences, goodwill amortization is recorded under US GAAP but not recorded under Swedish GAAP. However, since the amortization of goodwill ceased on January 1, 2002 as described in c) above, the cumulative amount of the difference between Swedish GAAP and US GAAP has essentially been unchanged since December 31, 2001.

h) Accounting for surplus value of acquisition

        Under Swedish GAAP, Tele2 recorded the entire surplus value from the acquisition of Alpha Telecom in 2003 as goodwill which is subject to amortization. At December 31, 2004, Tele2 reclassified the unamortized goodwill balance to the intangible assets brand names and interconnection agreements which are subject to amortization beginning in 2005. Under US GAAP, the surplus was assigned to the intangible assets brand names and interconnection agreements since the 2003 acquisition date.

        The Swedish GAAP goodwill amortization has been reversed for US GAAP in item c) above. The adjustment shown as item h) is to record the US GAAP amortization of the intangible assets brand names and interconnection agreements which were not recorded for Swedish GAAP until December 31, 2004.

i) Connection charge

        According to Swedish GAAP, connection charges are recognized as revenue when collected at the inception of a contract.

        According to US GAAP, for all contracts entered into prior to 2004, connection charges collected at the inception of a service contract were deferred and recognized as revenue over the period in which there is a customer relationship which is approximately three years. Effective for new contracts entered into from January 1, 2004, US GAAP changed in regards to the Group's accounting for revenue arrangements containing multiple elements which are required to be treated as separate units of accounting as a result of the adoption of Emerging Issues Task Force Issue 00-21, "Revenue Arrangements with Multiple Deliverables" ("EITF 00-21"). Where a revenue arrangement contains multiple elements which are determined to require separate accounting, total revenue under the contract is allocated and measured using units of accounting within the arrangement based on relative fair values.

        The application of EITF 00-21 by the Group to revenue arrangements containing multiple elements which are required to be treated as separate units of accounting generally results in the connection charge being recognized as revenue at the inception of the contract, together with any proceeds received pertaining to the delivery of a mobile handset.

        EITF 00-21 did not change the Group's US GAAP accounting for connection charges collected on revenue arrangements which are determined not to contain multiple elements which require separate accounting—that is, the Group continues to defer and amortize connection charges.

        Connection charges received on all contracts prior to 2004 continue to be deferred and amortized over the estimated life of the customer relationship. The adoption of EITF 00-21 during 2004 did not have a significant effect on the Group's consolidated financial position or result of operations under US GAAP.

j) Other

        Through 2003, minor differences in the accounting for warrants issued under the 1997 incentive program and related social costs existed. No differences exist after 2003.

        In addition, certain differences in pension accounting under US GAAP compared to Swedish GAAP exist.

Classifications

Statement of Cash Flows

        The cash flow statement according to Swedish GAAP is generally in line with US GAAP, with the exception that restricted funds are included in cash and cash equivalents. According to US GAAP, restricted funds are reported as an investing activity in the change of cash flow during the year. The differences are shown in the table below.

	Year ended December 31,
	2002	2003	2004
	(SEK in millions)
Cash flows from investing activities in the cash flow statement according to US GAAP	(2,543)	(2,596)	(3,882)
Change in restricted funds	27	40	465

Cash flows from investing activities in the cash flow statement according to Swedish GAAP	(2,516)	(2,556)	(3,417)

	Year ended December 31,
	2002	2003	2004
	(SEK in millions)
Cash and cash equivalents in the cash flow statement according to US GAAP	1,603	1,943	1,783
Restricted funds	870	830	365

Cash and cash equivalents in the cash flow statement according to Swedish GAAP	2,473	2,773	2,148

	Year ended December 31,
	2002	2003	2004
	(SEK in millions)
Change in cash and cash equivalents in the cash flow statement according to US GAAP	225	340	(160)
Change in restricted funds	(27)	(40)	(465)

Change in cash and cash equivalents in the cash flow statement according to Swedish GAAP	198	300	(625)

NOTE 40 SIGNIFICANT EVENTS SUBSEQUENT TO THE BALANCE SHEET DATE

        In January 2005, Tele2 acquired Tiscali's Danish operations, Tiscali A/S, for EUR 20.7 million on a debt-free basis. Tiscali Denmark has approximately 26,000 ADSL customers and over 50,000 dial-up Internet customers. The acquisition also includes a large ADSL network serving more than 65% of Danish households.

        On March 21, 2005, Tele2 AB announced its decision to delist from the NASDAQ National Market in the United States of America ("NASDAQ"). The last trading day of Tele2 ADRs on NASDAQ was April 8, 2005. The decision to delist from NASDAQ does not affect the listing of Tele2's A and B shares on Stockholmsbörsen. Delisting from NASDAQ does not affect the registration of

Tele2 AB with the U.S. Securities and Exchange Commission and Tele2 AB will continue to meet its filing obligations.

        In March 2005, Tele2 signed a letter of intent with Neuf Telecom in France for the long-term use of Neuf Telecom's ADSL network, giving Tele2 access to the broadest ULL network in France on favorable terms. This agreement gives Tele2 a great opportunity to increase its exposure to the France ADSL market. The letter of intent includes an upfront payment of MEUR 35 in the second quarter of 2005, and a second payment of MEUR 27 in three years.

        In April 2005, Tele2 announced that it had secured an MVNO in France using Orange's network. The MVNO is in the form of an enhanced service provider (ESP) agreement. Tele2 will commence mobile services in France during 2005.

        The May 11, 2005 Annual General Meeting approved a dividend of SEK 5 per share. May 16, 2005 was decided as the record date for the dividend.

        In accordance with the Board of Directors' proposal, the May 11, 2005 Annual General Meeting approved a share split 4:1, comprising three ordinary shares and one redemption share, in combination with a mandatory redemption procedure. The record date for the share split was May 23, 2005. Trading in the redemption shares took place during the period from May 24, 2005—June 10, 2005. June 17, 2005 was decided as the record date for the share redemption. Payment for the redemption shares, corresponding to SEK 10 per share, will be executed on or around June 22, 2005. The decision means that a total of some SEK 1.5 billion will be distributed to shareholders.

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
  Item 9: The Offer and the Listing
  Item 10: Additional Information
  Item 11: Quantitative and Qualitative Disclosures About Market Risks
  Item 12: Description Of Securities Other Than Equity Securities
PART II
  Item 13. Defaults, Dividend Arrearages And Delinquencies
  Item 14. Material Modifications To The Rights Of Security Holders And Use Of Proceeds
  Item 15. Controls and Procedures
  Item 16. Reserved
  Item 16A. Audit Committee Financial Expert
  Item 16B. Code of Ethics
  Item 16C. Principal Accountant Fees and Services
  Item 16D: Exemptions from the Listing Standards for Audit Committees
  Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers
PART III
  Item 17. Financial Statements.
  Item 18. Financial Statements.
  Item 19. Exhibits
SIGNATURES
  REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
  REPORT OF INDEPENDENT AUDITORS
TELE2 AB AND SUBSIDIARIES CONSOLIDATED INCOME STATEMENTS (in millions except share and per share data)
TELE2 AB AND SUBSIDIARIES CONSOLIDATED BALANCE SHEETS (in millions)
TELE2 AB AND SUBSIDIARIES CONSOLIDATED BALANCE SHEETS (in millions)
TELE2 AB AND SUBSIDIARIES CONSOLIDATED CASH FLOW STATEMENTS (in millions)
TELE2 AB AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (in millions)
TELE2 AB AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (in SEK millions unless otherwise stated)