Form 20-F
period 2005-12-31
TELE2 AB
filed 2006-06-22
CIK 1122535

Draft of June 13, 2006

As filed with the Securities and Exchange Commission on June 21, 2005

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2005

Commission file number: 0-29080

Tele2 AB

(Exact name of Registrant as specified in its charter)

SWEDEN

(Jurisdiction of incorporation or organization)

Skeppsbron 18
Box 2094
S-103 13 Stockholm, Sweden

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
None	None

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Title of each class	Name of each exchange on which registered
Series A Share (quota value SEK 1.25 per share)	None
Series B Share (quota value SEK 1.25 per share)	None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

Title of each class	Name of each exchange on which registered
None	None

Outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2005:	46,549,989 Series A Shares 397,102,843 Series B Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes   ☒   No   ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.   Yes   ☐   No   ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes   ☒ No   ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer   ☒      Accelerated filer   ☐      Non-accelerated filed   ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   Yes   ☐ No   ☒

Indicate by check mark which financial statement item the registrant has elected to follow. Item 17   ☒ Item 18   ☐

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Unless the context otherwise requires, references herein to “we,” “us,” “our,” “the Company,” “Tele2” or the “Group” are to Tele2 AB and its consolidated subsidiaries (collectively, the “Tele2 Group”), and references herein to “this Annual Report” are to our Annual Report on Form 20-F for the year ended December 31, 2005.

We prepare our consolidated financial statements in conformity with the International Financial Reporting Standards (IFRS) as adopted by the European Union (EU), which is different in certain respects from accounting principles generally accepted in the United States of America or U.S. GAAP. The transition date to IFRS was January 1, 2004. No comparable information for IFRS has therefore been presented for periods prior to 2004. In this Annual Report, unless otherwise stated or the context otherwise requires, references to “kronor,” “krona” or “SEK” are to the lawful currency of Sweden, references to “dollars” or “$” are to the lawful currency of the United States, references to GBP are to the lawful currency of the United Kingdom and references to “euro”, “EUR” and “€” are to the lawful currency of the EU member states participating in the third stage of European Economic and Monetary Union. Solely for your convenience, this Annual Report contains translations of certain SEK amounts into dollars at specified rates. These translations should not be construed as representations that the SEK amounts actually represent such dollar amounts or that you could convert into dollars at those rates. Unless otherwise stated, the translations of SEK into dollars have been made at the rate of $1.00 = SEK 7.9370, the rate derived from the noon buying rate in The City of New York for cable transfers in SEK as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”) on December 31, 2005. See Item 3: “Key Information—Exchange Rate Information” for information regarding certain currency exchange rates and Item 11: “Quantitative and Qualitative Disclosures about Market Risks—Risk of Variations in Exchange Rates” for a discussion of the effects of fluctuations in currency exchange rates on the Company.

FORWARD-LOOKING INFORMATION

This Annual Report includes certain forward-looking statements. All statements regarding our future financial condition, results of operations and business strategy, plans and objectives are forward looking. Statements containing words such as “believe,” “plan,” “intend,” “estimate,” “expect” and “anticipate” or similar expressions are also forward looking. Actual events or results may differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond our control. These factors include, without limitation, the effects on the Company of the intense competition existing in the telecommunications markets in which we operate and in the markets we intend to enter; the impact on the Company of government regulation; our ability to adapt to technological changes in the telecommunications industry; trends in results, operations and overall market trends; and the risk of exchange rate fluctuations. You should also consider the information contained in Item 3: “Key Information—Risk Factors” and Item 5: “Operating and Financial Review and Prospects,” as well as the information contained in our periodic filings with the Securities and Exchange Commission (including our reports on Form 6-K), for further discussion of the risks and uncertainties that may cause such differences to occur. We caution you not to place undue reliance on these forward-looking statements, which reflect our management’s view only as of the date of this document.

PART I

Item 1: Identity of Directors, Senior Management and Advisers

This item is not applicable.

Item 2: Offer Statistics and Expected Timetable

This item is not applicable.

Item 3: Key Information

Selected Consolidated Historical Financial Data

The following tables set forth selected consolidated financial data for the periods indicated and are qualified by reference to, and should be read in conjunction with, our consolidated financial statements and the accompanying notes thereto appearing elsewhere in this Annual Report (the “Consolidated Financial Statements”) and Item 5: “Operating and Financial Review and Prospects.” The balance sheet data as of December 31, 2004 and 2005 and the income statement data for the years ended December 31, 2004 and 2005 set forth below have been derived from our Consolidated Financial Statements. Our Consolidated Financial Statements have been prepared in accordance with the International Financial Reporting Standards (IFRS) as adopted by the EU, which, as described in Note 39 of the Notes to the Consolidated Financial Statements, differs from U.S. GAAP in certain significant respects. The transition date to IFRS was January 1, 2004. No comparable information for IFRS has therefore been presented for periods prior to 2004.

Our auditor is the auditing firm Deloitte AB, authorized public accountants in Sweden and an independent public accounting firm registered with the Public Company Accounting Oversight Board of the United States of America.

Consolidated Income Statement Data

	Year ended December 31,
	2004	2005
	(in SEK millions, except share and per share amounts)
Amounts in accordance with IFRS
Operating revenue	43,033	49,943
Operating profit/loss	4,318	3,510
Profit/loss after financial items	4,207	3,127
Net profit/loss for the year	3,428	2,341
Dividends declared per share SEK	1.67	1.75
Redemption per share SEK	3.33	—
Dividends declared per share USD	0.25	0.22
Redemption per share USD	0.50	—
Weighted average number of shares outstanding during the year	442,680,525	442,842,576
Weighted average number of shares outstanding during the year after dilution	443,741,574	443,391,346
Earnings/loss per share in SEK	7.74	5.30
Earnings/loss per share after dilution in SEK	7.73	5.29

	Year ended December 31,
	2001	2002	2003	2004	2005
	(in SEK millions, except share and per share amounts)
Amounts in accordance with U.S. GAAP(1)
Operating revenue	25,085	31,282	36,798	42,963	49,936
Operating profit/loss	(1,819)	2,968	3,657	4,575	3,511
Net profit/loss for the year	763	1,692	3,857	3,237	2,343
Earnings/loss per share in SEK	1.75	3.83	8.72	7.31	5.29
Earnings/loss per share after full dilution in SEK	1.75	3.82	8.70	7.30	5.28

(1)    The consolidated financial statements of Tele2 are prepared in accordance with IFRS as adopted by the EU, with transition date January 1, 2004, which differs in certain significant respects from U.S. GAAP. See Note 1 and the Reconciliation to U.S. GAAP in Note 39 to the Consolidated Financial Statements filed as part of this Form 20-F.

Consolidated Balance Sheet Data

	As of December 31,
	2004	2005
	(in SEK millions)
Amounts in accordance with IFRS
Fixed Assets:
Intangible assets	24,016	31,079
Tangible assets	9,107	14,282
Long-term financial assets	624	506
Deferred tax assets	3,218	5,281
Total fixed assets	36,965	51,148
Total current assets	12,900	17,135
Total assets	49,865	68,283
Shareholders’ equity attributable to equity holders of the parent company	32,898	34,965
Minority interest	2	403
Shareholders’ equity	32,900	35,368
Long-term liabilities	2,237	11,422
Current liabilities	14,728	21,493
Total shareholders’ equity and liabilities	49,865	68,283

	As of December 31,
	2001	2002	2003	2004	2005
	(in SEK millions)
Amounts in accordance with U.S. GAAP(1)
Total assets	55,870	54,824	57,398	58,596	77,674
Total shareholders’ equity	36,041	36,578	36,602	41,912	44,271

(1)    The consolidated financial statements of Tele2 are prepared in accordance with IFRS, with transition date January 1, 2004. IFRS differs in certain significant respects from U.S. GAAP. See Note 1 and the Reconciliation to U.S. GAAP in Note 39 to the Consolidated Financial Statements filed as part of this Form 20-F.

Exchange Rate Information

This section contains translations of Swedish krona into U.S. dollars at specified rates. These are simply translations, and you should not expect that a krona amount actually represents a stated U.S. dollar amount or that it could be converted into U.S. dollars at the rate suggested, or at any other rate. In particular, fluctuations in the exchange rate between the krona and the U.S. dollar will affect, among other things, the U.S. dollar equivalent of the krona price of our ordinary shares on the Stockholm Exchange, which is likely to affect the market price of, and amount of U.S. dollar dividends, if any, paid on Shares. Such fluctuations could also affect the U.S. dollar equivalent of the krona dividends, if any, paid on our ordinary shares. Changes in the exchange rate between the krona and the U.S. dollar could affect our financial results and accordingly, our results on a consolidated basis. See Item 3: “Key Information—Risk Factors” and Item 11: “Quantitative and Qualitative Disclosures about Market Risk.” These rates may differ from the actual rates used in the preparation of our financial statements and other financial information appearing in this Annual Report.

The table below sets forth the average of the noon buying rates in New York City for cable transfers as certificated for customs purposes by the Federal Reserve Bank of New York (“Noon Buying Rates”) for krona on the last full day of each full month during each of the last five years ending December 31, 2005:

Year ended December 31,	Kronor per U.S. dollar
2001	10.4571
2002	8.6950
2003	7.1950
2004	6.6687
2005	7.9370

The following tables set forth, for the previous six months, the high and low Noon Buying Rates expressed in kronor per $1.00.

Monthly rates	High SEK	Low SEK
2005
December	8.1162	7.8323
2006
January	7.8097	7.5385
February	7.9656	7.6487
March	7.9604	7.6491
April	7.7580	7.3579
May	7.3929	7.1975
June (through June 12)	7.3298	7.0917

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

Investments into unbundling of the local loop (ULL) that we currently undertake in a number of countries may not deliver adequate returns, as potential overcapacity may lead to tariff pressure.

The success of our operations will depend on our ability to attract and retain customers.

Our ability to attract and retain customers—and thus the success of our mobile telephony operations—is subject to high penetration rates in some of our market areas, and other external factors. Given these factors, as well as the relatively short history of these industries, it is difficult to predict the future penetration rate of mobile telephony services for any of our companies.

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

In addition, the growth of our customer base in each of our markets may be affected by dealer commissions and the related costs of attracting new customers, handset prices, tariffs, general customer usage patterns, the competitiveness of alternative services, the development of the mobile telecommunications market and general macroeconomic conditions.

Similar concerns apply to our Fixed telephony & internet operations. On fixed telephony we face a declining market where operators seek to acquire customers from other operators. On broadband, a market that is not yet saturated, we face numerous competitors, all trying to attract the same limited growth, resulting in strong downward tariff pressure.

Expected benefits from our operations in Russia and Croatia may not be realized.

Our Russian subsidiary, Tele2 Russia, operates GSM or AMPS/D-AMPS (Advanced Mobile Phone System / Digital - Advanced Mobile Phone System) networks in all regions in Russia where we have mobile operations. We will have to make significant investments to build out the GSM networks under our GSM 1800 licenses. To date we have launched thirteen GSM networks in Russia. There is a risk that our investments in GSM technology in Russia will not result in increased profits in the region, and the investments necessary to maintain and build capacity there could have an adverse effect on results from our Russian operations. In addition, the political and regulatory environment in Russia is relatively volatile compared to other countries in which we operate, and there is accordingly a greater risk that political and regulatory changes may occur that could have an adverse effect on the results of our Russian operations.

Similar concerns apply to our Croatian operations.

We expect to encounter increasing competition, which could force us to lower prices and reduce margins.

Despite recent consolidation in certain markets, the telecommunications markets in which we operate are generally characterized by a large number of competitors, some of whom may have significantly greater financial, technical and marketing resources than us. Our operations in the Nordic market area face competition from TeliaSonera AB, Telenor ASA, TDC AS and Hi3G Access AB among others. Our competitors in continental Europe include local public telecommunications operators as well as new entrants, such as cable companies, that are able to leverage their existing networks. Other competitors include unbundlers of the local loop (ULL), such as Neuf Telecom in France.

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

Our mobile telephony services business has experienced substantial growth since it commenced operations. The growth of our mobile telephony services businesses could, at least in densely populated metropolitan areas, is restricted by capacity limitations in the local mobile telecommunications networks. One major constraint on the capacity of a mobile telecommunications system is the amount of frequency spectrum it is allocated. The only other currently practical ways to increase capacity are cell-splitting, adding base stations to existing cells and utilizing dual-band handsets to exploit our GSM 1800 network frequencies. Splitting cells as a way to increase capacity can be costly and subject to technological limitations.

The success of our fixed-line operations depends upon effective interconnections with other operators.

Our ability to provide commercially viable telephony services depends in part on our ability to interconnect with the telecommunications networks of all other fixed and mobile operators in the countries in which we operate. We lease national and international circuits from network operators, usually the successors of the relevant state-owned public telecommunications operator, in certain countries in which we operate. We depend on these network operators to provide interconnect services for the origination and termination of our public fixed-line and mobile telephony services. We have experienced interconnection capacity shortages in the past, and we may be unable to obtain replacement interconnect services as rapidly as we would like and on competitive terms in each country in which we intend to introduce or continue to offer our telephony services. Interconnect and transmission circuits provided by national public telecommunications operators and other network operators are often subject to unanticipated price fluctuations and service restrictions or cancellations. We may also be subject to the constraints of the relevant network operator, which may be unable to provide all of the capacity that we request. If we cannot obtain the capacity we require to adequately servi all of our existing customers, our services might suffer, we could lose customers and consequently our reputation in the market could suffer. If we cannot obtain the capacity we require to connect all of our potential new customers, we may lose them to our competitors. All of these factors could adversely affect our business, financial condition and results of operations.

Our operations could be interrupted.

Our operations depend on our ability to protect our computer and telecommunications equipment and software systems against damage. Our data processing services are particularly sensitive to interruptions. Such damage could result from:

•                     Fire

•                     Power loss

•                     Telecommunication interruption or failure

•                     Attacks by computer “hackers”

•                     Terrorists

•                     War

•                     Natural disasters

If all or part of our systems becomes temporarily or permanently unavailable, our businesses could be adversely affected. Should such interruption occur, we might have to pay contractual damages to clients or allow clients to terminate or renegotiate their contracts.

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

As of December 31, 2005, Kinnevik, Emesco and the estate of Jan Stenbeck collectively owned shares representing a majority of our voting rights and, consequently, if they are acting together then they would be able to elect our entire board of directors and cast the majority of the votes with respect to virtually all matters submitted to a vote of our shareholders. See Item 7: “Major Shareholders and Related Party Transactions—Major Shareholders.” Other holders of our shares may therefore have limited influence over our management and affairs.

We have delisted our American Depositary Shares from NASDAQ and may deregister our shares from registration with the U.S. Securities and Exchange Commission if and when that becomes possible.

We terminated our ADR deposit agreement with The Bank of New York (the “Depositary”) on April 25, 2005. After the expiration of one year from the termination date, the Depositary was entitled to sell any remaining deposited securities and hold uninvested the net proceeds of any such sale, together with any other cash then held by it, for the pro rata benefit of the holders of ADRs which had not yet been surrendered.

We may pursue a suspension of our U.S. reporting obligations by deregistering our [Shares] in the future if and when this becomes possible. If we deregister our [Shares], we may without advance notice cease to make filings that would otherwise be required by U.S. securities laws; with the result that information about us might become more difficult to obtain on a timely basis.

We have incurred indebtedness and contingent liabilities from loan guarantees.

To finance the establishment and operation of our businesses, we have incurred indebtedness in the form of loans from external lenders. As of December 31, 2005, the net borrowing (interest-bearing liabilities less interest-bearing assets) of the Tele2 Group was increased to SEK 11,831 million and shareholders’ equity was SEK 35,368 million. All of this indebtedness has been incurred directly by our companies.

Our ability to borrow additional funds is limited in a number of respects by the terms of existing external debt obligations, including a syndicated SEK 19.1 billion senior secured credit facility. We had at December 31, 2005 available liquidity of SEK 8,941 million, of which unutilized overdraft facilities and unused credit lines amounted to SEK 5,854 million. See Item 5: “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Borrowings.”

We have also guaranteed 50% of the borrowings of Svenska UMTS-nät AB, an associated company formed as part of a joint venture with TeliaSonera, up to a maximum amount of SEK 2.7 billion each. As of December 31, 2005, our guarantee amounted to only SEK 1,475 million. Over the next few years Svenska UMTS-nät AB’s borrowings under the credit facility may significantly increase. If Svenska UMTS-nät AB were to default on their repayment of any loans extended under the facility and thereby trigger our guarantee obligations, payment of our obligations under the guarantee could materially affect our results as well as impair our ability to incur additional borrowing.

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

We are exposed to fluctuations in exchange rates. Although we maintain our books and report our results in Swedish kronor, we conduct a material portion of our operations through subsidiaries outside Sweden. These subsidiaries accounted for approximately 79% of our consolidated revenues in 2005. The translation risks associated with currency fluctuations between the Swedish kronor and the currencies in which these subsidiaries conduct operations may have an adverse effect on our financial condition in the future. The impact of currency fluctuations on our revenue is partially hedged by the fact that most of our costs are also determined in local currency. In addition, our SEK 19.1 billion five-year loan facility can be used in several currencies, including at present USD, SEK, EUR and GBP. The exchange rate differences that continually arise in translating our loan liability are offset against the exchange rate differences that arise on the corresponding net investments in subsidiaries. No hedge is undertaken against other types of currency risk. See Item 11: “Qualitative and Quantitative Disclosures about Market Risk—Risk of Variations in Exchange Rates” and Note 12 of the Notes to the Consolidated Financial Statements.

We are affected by fluctuations in variable interest rates.

Our total loan liability that carried a variable rate of interest at December 31, 2005 was SEK 14,096 million. An increase in interest rates would cause us to incur additional interest expense, adversely affecting our financial results. See Item 11: “Qualitative and Quantitative Disclosures about Market Risk—Risk of Variations in Floating Interest Rates” and Note 24 of the Notes to the Consolidated Financial Statements.

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

The European Union has made a decision of new regulation concerning retaining of traffic data. The new EU regulatory framework allows member states to adopt legislative measures concerning traffic data retention where this is proportionate and necessary to, among other things, safeguard national and public security and prevent and prosecute criminal offences or unauthorized uses of electronic commerce systems (see Item 4: “Information on the Company—Business Overview—Group Perspective—Legal Framework—New EU Regulatory Framework”). An obligation to retain traffic data could, depending on the scope and duration of the retention, result in significant costs for us as a network operator. Finally, the new EU regulatory framework may lead to an increase in legal proceedings and uncertainty in the telecommunications market.

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

In December 2003, we announced that the tax authorities’ review of our financial accounts for 2001 had been completed and that the Swedish tax authorities wished to change our taxation. In 2000, we acquired a majority interest in the listed company Société Européenne de Communication S.A. (“SEC”). Because SEC’s operations were restructured, an external valuation was carried out, and this indicated a fall in value. The operations in SEC were therefore transferred at this reduced value. It was for this realized loss that we claimed a deduction.

The tax authorities’ announcement about changing our taxation was expected, as large sums are involved. However, We considered it remarkable that the assessment was made with the reference that there should not have been an actual fall in the value of SEC, despite the fact that the independent valuation, as well as valuations carried out by analysts and other sector observers at that time, showed that there had actually been a decline in the value of SEC. We decided to request a reinvestigation from the same local tax authority and an explanation of the grounds for their decision, which the tax authorities made in December 2004.

In October 2005 Tele2 submitted a supplementary statement since the tax authorities did not provide their own statement. No information has been presented changing Tele2’s opinion that they fulfill the requirements for submission of evidence. Tele2’s opinion is still that the deduction claimed will be finally approved, and we have now lodged an appeal with the country administrative court.

Loss carry-forwards in Tele2 questioned by the tax authorities with regard to this correspond to a tax effect of SEK 3,910 million. We are of the opinion that the disputes will be settled in our favor, which is why a contingent tax liability has not been recorded for the amount of losses utilized. Nonetheless, we cannot be certain of a favorable result, and our financial results would be adversely impacted by an unfavorable result in this matter.

Our cooperation with TeliaSonera in connection with the build out and operation of a UMTS network in Sweden may not be successful.

We have entered into a cooperation arrangement with TeliaSonera to build and operate a UMTS network in Sweden through our 50 percent owned joint venture Svenska UMTS-nät AB, which has rights to the Swedish UMTS license originally granted to Tele2. We have made significant investments in and financial commitments to this venture. As this is a jointly controlled venture, there is a risk that the partners may disagree on important matters, including the funding of the company. This risk may be magnified because TeliaSonera and Tele2 are significant competitors. A disagreement or deadlock regarding the company or a breach by one of the parties of the material provisions of the cooperation arrangements could have a negative effect on our ability to pursue our UMTS strategy. In addition, the current exemption for Svenska UMTS-nät from the prohibition against anti-competitive agreements included in the Swedish Competition Act will expire in 2007. Since changes in the legislation have removed the possibility of exemption, future operations of Swedish UMTS networks will be executed at the risk of the involved parties. Accordingly, there is a risk that the Swedish Competition Authority will in the future change its view on our cooperation with TeliaSonera, which could have a material adverse effect upon Svenska UMTS-nät and our operations.

The integration of recent major acquisitions may not render anticipated synergies.

The acquisitions of Comunitel and Versatel was partially driven by synergies to be created by the integration of these operations into the operations of Tele2. There is a risk this integration will be less successful than planned, and thus the size of the synergies will be less than anticipated.

Item 4: Information on the Company

History and Development of the Company

We are a public limited liability company incorporated under the laws of Sweden and subject to the Swedish Companies Act. We were incorporated under the legal and commercial name NetCom Systems AB in 1990 with the Swedish Patent and Registration Office—Company Register under the registration number 556410-8917. We changed our legal and commercial name to Tele2 AB from NetCom System AB in 2001. Our principal offices are at Skeppsbron 18, S-103 13 Stockholm, Sweden, and our telephone number is +46 8 562 000 60. Tele2’s shares have been listed on the Stockholm Stock Exchange’s (Stockholmsbörsen) O list since 1996.

Tele2 was formed to own and develop Industriförvaltnings AB Kinnevik group’s telecommunications operations in the Nordic market area following the deregulation of the Swedish fixed telephony market in 1993. The subsidiary Tele2 Sverige AB (Tele2 Sweden) was incorporated under the name Comvik Skyport AB in 1986. The first services offered included the transmission of data via satellite and the provision of equipment used for the direct transmission of television signals via a Sky-Bus installation. In 1991, Tele2 became the first Swedish telecom operator to offer internet connections, and in the same year was awarded a license to operate fixed telephony. Tele2’s fixed telephony operations subsequently began in 1993, thereby laying the foundations for Tele2’s current business. In January 1998, Tele2 Sweden, with fixed telephony operation, merged with the group company Comviq GSM AB (Comviq), a Swedish mobile telecommunication operator incorporated in 1985 by the late Mr Jan Stenbeck. A group company to Comviq, Comvik GSM AB, had launched its own analog network for mobile telephony in 1981 and obtained a license for Global System for Mobile communication (GSM) in Sweden in 1988. Comviq was the first company to establish a GSM network in Sweden. This program was started in 1990, and in September 1992 Comviq, as one of the very first commercial GSM operators in Europe, was able to place its network in commercial service.

We were demerged from Kinnevik when the shareholders of Kinnevik received a special dividend of Tele2 shares in May 1996, and trading of our shares on the Stockholm Exchange (Stockholmsbörsen) commenced. In 1997, Tele2’s shares were listed on Nasdaq, by which time Tele2 had launched fixed telephony services in Norway (in 1995) and Denmark (in 1996). In October 1998, Tele2 began operations in Estonia through the acquisition of 48% of the ordinary shares of AS Ritabell, a mobile telecommunications operator. In January 1999 Tele2 increased its holding in Ritabell to 94.8% and acquired 100% of a DCS 1800 license in Lithuania.

In 1999, we acquired a 17.8% stake in Société Européenne Communication S.A. (SEC) also known as Tele2 Europe, with operations in continental Europe. In 2000, we increased our stake in SEC to 99.7%, from the related parties, Kinnevik and Millicom. SEC was fully operational in eight European countries with licenses in a further three. SEC had established the Tele2 brand in these markets and provided national and international long distance telephony services through Tele2 Europe in the Netherlands, Germany, Switzerland, Austria, France, Italy, Luxembourg and Liechtenstein, and provided mobile telecommunication services in Luxembourg (Tango), Liechtenstein and Switzerland. SEC also included 3C and C3 operations. In October 2000 Tele2 acquired Baltkom GSM, Latvia’s second-largest mobile phone operator and in the same year launched internet services in Poland and the Czech Republic, and launched fixed telephony in Finland. Also, in 2000, Tele2 launched the world’s first mobile virtual network operator (MVNO) in Denmark and was awarded a Universal Mobile Telecommunications System (UMTS) license, a technology for third generation mobile phones, in Sweden. In the following year, Tele2 established a joint UMTS venture with TeliaSonera in Sweden.

In 2001, we increased our interest in SEC to 100% and we expanded our operations into Russia with the acquisition of Fora Telecom BV, with twelve mobile telephony operations. In 2001, fixed telephony services were launched in Spain. 2003 saw the launch of Tele2’s fixed telephony services in Portugal, Belgium and the UK and the launch of Tele2’s GSM network in Russia. In the same year, Tele2 acquired Alpha Telecom, the UK’s leasing operator in prepaid fixed telephony for private individuals and a market leader in cash cards for fixed telephony.

In July 2004 we acquired the remaining shares in Tele2 Estonia and Tele2 Lithuania. In December 2004, Tele2 acquired UTA Telecom AG, Austria’s leading alternative telecom operator which operates in fixed telephony and internet. In 2004 Tele2 also acquired Votec Mobile ZAO in Russia. In the same year Tele2 launched fixed telephony services in Hungary and Ireland.

2005 saw Tele2 making several significant acquisitions throughout Europe. Tele2 spent approximately SEK 9 billion on these strategic acquisitions, thereby reshaping the company’s infrastructure. These acquisitions included in January 2005 Tiscali’s

Danish operations, in September 2005 Comunitel Globel SA, one of Spain’s largest alternative telecoms operators and in October 2005 80.29% of the public company Versatel Telecom International NV (Versatel), a leading alternative telecommunications operator with operations in the Netherlands and Belgium. A common rationale behind these 3 acquisitions was to get access to their extensive Unbundled Local Loop (ULL) infrastructure. In July 2005 Tele2 also acquired Econophone AG, Switzerland’s third largest alternative fixed line operator, and in November 2005 Lipetsk Mobile CJSC, a mobile telephony operator with a GSM license in Russia. In December 2005, Tele2 decided to sell its non-core UK and Ireland operations. In 2006, Tele2 has continued its strategic acquisitions with the increase in its shareholdings in five of its Russian operations, as a result of which Tele2 now wholly owns 11 of its 14 Russian operations. See “—Recent Acquisitions and Divestitures” and Item 7: “Major Shareholders and Related Party Transactions—Related Party Transactions—Acquisitions and Divestitures.”

Organizational Structure

Tele2 is a European alternative telecom operator. Our mission is to offer cheap and simple telecom. Tele2 always strives to offer the market’s best prices. We have over 30 million customers in 23 countries as of December 31, 2005. Tele2 offers products and services in fixed and mobile telephony, broadband and cable TV. Ever since Jan Stenbeck founded Tele2 in 1993, the company has been a tough challenger to the former government monopolies. Tele2 has been listed on the Stockholm Stock Exchange (Stockholmsbörsen) since 1996. In 2005, we had operating revenues of SEK 50 billion and a profit before taxes of SEK 3.1 billion.

As of December 31, 2005, our Company is organized around six market areas, five of which are geographical:

•                  Nordic, including operations in Sweden, Norway and Denmark. Operations in Finland were discontinued in 2005;

•                  Baltic & Russia, including operations in Estonia, Latvia, Lithuania, Russia and Croatia;

•                  Central Europe, including operations in Germany, Austria, Poland, the Czech Republic and Hungary;

•                  Southern Europe, including operations in France, Italy, Spain, Switzerland and Portugal;

•                  UK & Benelux, including operations in the Netherlands, Luxembourg, Liechtenstein, Belgium, C3 operations and Alpha Telecom. Fixed telephony operations in the UK and Ireland were sold during 2005; and

•                  Services, including 3C, Datametrix, ProcureITright, Radio Components and UNI2, where a number of these are operating in several countries. Proceedo Solutions was sold in 2005.

The following table presents a breakdown of the primary services we provide in the market areas in which we operate.

Market Area	Fixed telephony and dial-up internet	Mobile telephony	Calling cards	Broadband	IP Telephony (Voip)	Cable TV and IP TV
Nordic		●(2),(3)
Sweden	●	●(1)	—	●(2),(3)	●	●
Norway	●	●	—	●(2),(3)	●	—
Denmark	●	●	—	●(2)	●	—
Baltic & Russia
Estonia	—	●(1)	—	●(3)	—	—
Latvia	—	●(1)	—	●(3)	—	—
Lithuania	—	●(1)	—	●(3)	—	●
Russia	—	●(1)	—	●(3)	—	—
Croatia	—	●(1)	—	—	—	—
Central Europe
Germany	●	—	●	●	—	—
Austria	●	●	●	●(2)	●	—
Poland	●	—	●	●(3)	—	—
Czech Republic	●	—	—	●(3)	—	—
Hungary	●	—	—	—	—	—
Southern Europe
France	●	●	●	●	—	—
Italy	●	—	●	●(2)	—	—
Spain	●	—	●	●(2)	●	—
Switzerland	●	●(1)	●	●	●	—
Portugal	●	—	●	—	—	—
UK & Benelux
The Netherlands	●	●	●	●(2)	●	●
Luxembourg	●	●(1)	—	●	—	—
Liechtenstein	●	●(1)	—	●	—	—
Belgium	●	—	—	●(2)	●	—
United Kingdom	—	—	●	—	—	—

(1)           Own/shared network. In other markets, Tele2 acts as MVNO.

(2)           Own/shared broadband network.

(3)           Broadband over 3G, cable TV or WLL.

We had total consolidated operating revenues of SEK 49,943 million in 2005 (2004: SEK 43,033 million), of which the Nordic market area represented 30% or SEK 15,074 million (2004: 31% or SEK 13,467 million); Baltic & Russia represented 8% or SEK 4,234 million (2004: 8% or SEK 3,297 million); Central Europe represented 17% or SEK 8,378 million (2004: 12% or SEK 5,058 million); Southern Europe represented 29% or SEK 14,258 million (2004: 33% or SEK 14,152 million); UK & Benelux represented 15% or SEK 7,406 million (2004: 15% or SEK 6,536 million); and Services represented 1% or SEK 593 million (2004: 1% or SEK 523 million).

Broken down by the types of service we provide, fixed telephony & internet represented 70% (SEK 37,277 million) of our total consolidated operating revenues, mobile telephony 28% (SEK 14,672 million), cable television 0% (SEK 236 million), and other operations 2% (SEK 859 million). Our total consolidated operating revenues are reduced by SEK 3,235 million due to intra-group sales and affected by non-recurring items of SEK 134 million.

In 2005, we had operating profit of SEK 3,510 million and net profit of SEK 2,341 million. For additional information on the results of our operations see Item 5: “Operating and Financial Review and Prospects” and Note 4 and Note 5 of the Notes to our Consolidated Financial Statements.

The following table presents a breakdown of our active customers by market area and by business area as of December 31, 2004 and 2005. Customers in Other operations are not included.

	Number of customers as of December 31,		Net customer intake
	2004	2005	2004-2005
All figures in thousands of customers
Market Area
Nordic	6,787	6,280	33
Baltic & Russia	3,708	6,358	2,649
Central Europe	5,893	6,485	907
Southern Europe	8,509	8,379	78
UK & Benelux	2,897	2,750	(254)
			3,413
Acquired companies			721
Divested companies			(274)
Changed method of calculation			(1,402)
Total	27,794	30,252	2,458
Business Area
Mobile Telephony	8,259	11,527	3,261
of which prepaid	6,072	8,738	2,666
Fixed Telephony & internet	19,323	18,518	157
Cable Television	212	207	(5)
Acquired companies			721
Divested companies			(274)
Changed method of calculation			(1,402)
Total	27,794	30,252	2,458

In 2005 the number of customers increased by 76,000 in connection with the takeover of Tiscali of Denmark, 128,000 customers through the acquisition of Econophone in Switzerland, 81,000 customers through the acquisition of Comunitel in Spain, 434,000 customers through the acquisition of Versatel in the Netherlands and Belgium, as well as 2,000 customers through the acquisition of Votec in Russia. The number of customers has also reduced during the year by 274,000 customers through the sale of the operations in Tele2 UK and Tele2 Ireland.

After the acquisition of Versatel and Comunitel, the reporting of the number of customers with dial-up internet has been changed. Previously, a fixed telephony customer also using Tele2’s dial-up internet service, has been reported as two customers. Given that a reported broadband customer can use up to three different services, Tele2 now reports a fixed telephony customer using dial-up internet, as one customer. The one-time effect from this change is a decrease in the reporting customer base of 1,402,000 customers, of which 616,000 are in Nordic, 1,000 in Baltic & Russia, 315,000 in Central Europe, 417,000 in Southern Europe and 53,000 in UK & Benelux. A retroactive change has been considered not possible in practice and has not applied.

Recent Acquisitions and Divestitures

The principal subsidiaries acquired or divested by us during the three years ended December 31, 2005, are set out below.

Divestment of Tele2 UK and Tele2 Ireland (UK and Ireland)

On December 16, 2005, we divested all of our shares in Tele2 UK Communications Ltd and Tele2 Telecommunication Service Ltd, with operations in fixed telephony in UK and Ireland with a total of 274,000 fixed telephony customers, for SEK 157 million. Tele2 UK and Tele2 Ireland have affected Tele2’s operating revenue for 2005 with SEK 517 million and net profit by SEK -318 million beyond the capital gain of SEK 137 million.

Acquisition of Lipetsk (Russia)

On November 10, 2005, we acquired all the shares in Lipetsk Mobile CJSC, a mobile telephony operator with a GSM license in the territory of Lipetsk in central Russia, for SEK 3 million.

Divestment of Trigger Software (Estonia)

On October 31, 2005, we divested all of our shares in OU Trigger Software, with operations in Estonia, for SEK 18 million.

Acquisition of Versatel (the Netherlands and Belgium)

On July 18, 2005, Tele2 announced its intention to acquire the public company Versatel Telecom International N.V., a leading alternative telecom operator in the Netherlands and Belgium with 434,000 fixed telephony and internet customers. On October 14 and November 1 collectively, Tele2 acquired a total of 80.29% of the shares in the company for SEK 6.6 billion. Tele2 made the acquisition together with the private equity company Apax Partners, where Apax took over Versatel’s German business and Tele2 assumed control of operations in the Netherlands and Belgium. Goodwill in connection with the acquisition of Versatel relates to an expectation of obtaining economies of scale advantages in the merger of Versatel and Tele2’s existing operations in the Netherlands and Belgium. There will be a migration of Tele2’s traffic to Versatel’s infrastructure.

Acquisition of Comunitel (Spain)

On September 30, 2005, we acquired 99,96% of the share capital in Comunitel Global S.A., a Spanish telecom operator, for SEK 2.3 billion with 81,000 fixed telephony and internet customers. Goodwill in connection with the acquisition of Comunitel relates to our expectation of strengthening our position in Spanish market via reduced costs, powerfully improved coverage of the consumer market and a breakthrough in the corporate market. The acquisition is also an important milestone for Tele2’s pan-European broadband offerings.

Divestment of Proceedo Solutions (Sweden)

On September 14, 2005, we divested all of our shares in Proceedo Solutions AB, a Swedish company with electronic solutions to gather information on different suppliers’ products and prices, for SEK 19 million.

Acquisition of Econophone (Switzerland)

On July 20, 2005, we acquired all the shares in Econophone AG, the third largest alternative Swiss fixed network operator, for SEK 116 million with 128,000 fixed telephony and internet customers.

Acquisition of Tiscali (Denmark)

On January 31, 2005, we acquired all the shares in Tiscali in Denmark, with extensive ADSL network, for SEK 165 million with 76.000 fixed telephony and internet customers.

Acquisition of UTA (Austria)

In December 2004, we acquired all the shares in UTA, an Austrian alternative telecom operator with fixed-telephony and internet operations, for SEK 1,723 million.

Song Networks

On September 22, 2004, we launched a public cash tender offer for the outstanding shares and convertible debentures of Song Networks Holding AB (“Song Networks”), a telecommunications company active in the Nordic region. However, although we raised our initial offer, in October 2004, TDC, the Danish telecommunications company, ultimately acquired Song Networks, and we sold the stake we had acquired in Song Networks in accordance with the terms of the merger with TDC. The disposal resulted in a capital gain of SEK 171 million.

Acquisition of remaining shares of Tele2 Estonia and Tele2 Lithuania

In July 2004, we acquired the remaining 10% in Tele2 Holding AS in the Baltic region for SEK 323 million, with the result that Tele2 now owns all the shares in Tele2 Estonia and Tele2 Lithuania.

Acquisition of Alpha Telecom (United Kingdom)

In February 2003, we acquired all the shares in Alpha Telecom for SEK 850 million. The acquisition resulted in goodwill of SEK 479 million, which was later reclassified to intangible assets, brand names and interconnection agreements on December 31, 2004. At December 31, 2005 an impairment of goodwill related to Alpha Telecom of SEK 263 million was recorded. Alpha Telecom is a United Kingdom service provider of prepaid, fixed-network telephony for individuals and cash cards for fixed telephony.

Strategy

Tele2 employs a low risk strategy that originates from the deregulation of the European telecommunications markets in the late 1990s, as result of which state-owned incumbent telecoms companies had to make their network access available as a regulatory requirement. On the advent of deregulation, Tele2 embarked on a strategy of expanding into neighbouring markets, being one of the first telecoms operators to execute a strategy of leasing network capacity and using interconnect agreements from an incumbent, as opposed to first building or buying network assets. Tele2 strives to be a low cost leader in each of its markets, and its mantra is “to provide cheap and simple telecommunications services for all Europeans”.

The starting point for Tele2’s strategic model is to enter a market by leasing network capacity. Having achieved this, Tele2 repackages the service offered and sells it under the Tele2 brand name. Tele2 will then leverage on this new customer base by cross-selling other products to improve its margins. When sufficient scale is reached, Tele2 will consider acquiring or building its own network, a process otherwise known as backward integration. In several markets backward integration has been accomplished (e.g. the recent addition of Versatel in the Netherlands and in Belgium). Opportunities to undertake backward integration or complete any acquisition are always balanced with financial objectives, including the ability to maintain a conservative financial profile.

This approach allows Tele2 to enter a market quickly, and, since it does not require significant capital expenditure, Tele2 believes that this strategy is relatively low risk. Tele2 will also exit markets as necessary (recent examples include exiting the UK, Ireland and Finland) where it deems profitability to be insufficient to retain a presence.

One of Tele2’s main objectives is to achieve product profitability within three years. In order to achieve this, Tele2 retains a low cost base, provides simple fixed line or mobile offers, and invests in marketing campaigns. The aim of these campaigns is to establish the image of Tele2 in the minds of the customer as an operator that provides value for money. Tele2 has developed an efficient organization (for example, its French operation employs around 100 people with close to 4 million customers) and considers itself an expert in managing costs. This has enabled Tele2 to remain one of Europe’s leading low cost alternative telecommunications providers.

Business Overview

Group Perspective

Legal Framework

We are subject to certain licensing and other regulatory requirements in the countries in which we provide fixed-line or mobile telephony services. In our major markets, all of our current telephony services are now open to competition. However, we see a new potential in providing fixed-fee subscriptions for fixed networks, a.k.a. wholesale line rental, which is still generally the domain of incumbent national providers, but which we expect will become open to competition in the near future in most countries in which we operate. We generally must interconnect to a network operator (usually the formerly state-owned national public telecommunications operator) in each country in which we operate to provide access services for the origination and termination of public fixed-line and mobile telephony services and we must also either file notice with or obtain a license to provide public telecommunications services from the National Regulatory Authority (“NRA”) in each jurisdiction.

We believe that we are in compliance with applicable telecommunications laws and regulations in markets in which we operate.

European Union

Overview

All of the member states of the European Union must incorporate principles of European Union law into their respective domestic legal frameworks. As a matter of practice, several other countries, including Switzerland and Norway (non-members of the European Union), in which we operate have conformed or are conforming their regulatory frameworks to European Union requirements. In addition, countries outside the European Union are conforming their regulatory framework with the EU legislation. As a result, the markets in which we operate have been significantly affected by regulation initiated by the European Union. As it develops, such European Union regulation, including future convergence of telecommunications, media and information technology, will continue to have a significant effect on these markets.

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

Liberalization and Harmonization of the Telecommunications Market

Over the past 15 years, the EU Commission has introduced competition in the telecommunications markets through a series of liberalization directives that gradually abolished the monopoly rights of state-owned telecommunications operators. Public voice telephony services, already open to full competition in the United Kingdom, were opened in the majority of EU Member States on January 1, 1998. All restrictions on the provision of mobile and personal communications services, including restrictions on the use of facilities for mobile networks, were required to be removed by November 15, 1996 (unless otherwise extended) in order to allow operators in that sector to make full use of their own and third parties’ infrastructure.

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

New EU Regulatory Framework

The telecommunications regulatory framework was significantly revised on March 7, 2002, when the European Parliament and the Council of the European Union adopted the Directive (2002/21/EC) on a Common Regulatory Framework for electronic communications networks and services (“Framework Directive”), Directive (2002/19/EC) on access to, and interconnection of, electronic communications networks and associated facilities (“Access Directive”), Directive (2002/20/EC) on the authorization of electronic communications networks and services (“Authorization Directive”), and Directive (2002/22/EC) on universal service and users’ rights relating to electronic communications networks and services (“Universal Service Directive”). These directives superseded the prior directives. The implementation of the new legal framework was supposed to have been completed by July 2003 but it has been delayed in many countries and it has finally been implemented in all member states. A new telecommunications data protection directive (Directive (2002/58/EC) concerning the processing of personal data and the protection of privacy in the electronic communications sector) was adopted on July 12, 2002.

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

We cannot predict what consequences the new regulatory framework will have, but it is has resulted in some additional regulation of our business. On the other hand, it has  also enabled us to compete better in other areas, e.g. with an offer of line rental and in the broadband markets. The new regulatory framework applies to all communications markets that the European Commission has included in its recommendation or that NRAs have decided to include in the scope of sector-specific regulation with the agreement of the Commission. Thus, an extension of sector-specific regulation to mobile markets and online communications markets cannot be ruled out.

Currently most NRAs have finalized the  market definitions which in general have been in line with the Commission’s recommendations. Once the definition process is completed the NRAs are to conduct a market analysis to determine whether sufficient competition exists in each specific market. If the result of the analysis is that there is insufficient competition then one operator with Significant Market Power is designated the “SMP Operator”. Where an NRA identifies an SMP Operator, it is to impose on such SMP Operator appropriate specific ex ante regulatory obligations. This three-stage process is supposed to enable the refocusing of regulation onto areas with an already identified competition issue.

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

One result of the new framework has been an increase in cooperation among the EU Commission and the NRAs, with the EU Commission taking a leading role in deciding key regulatory issues such as market definition and market power analysis. The new framework  has lead to an increase in legal proceedings and uncertainty in the telecommunications market.

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

In September 1991, the European Community published general guidelines on the application of the competition rules in the telecommunications sector that outline the European Community’s approach to common competition issues. On August 22, 1998, the European Commission published a notice on the application of the competition rules to access agreements in the telecommunications sector. The notice sets forth a series of rules designed to assist providers of telecommunications services to gain access to existing networks in competition with current suppliers. Without establishing new principles, the notice sets forth the way in which the principles of current competition law implemented by the European Commission and the European Court of Justice could be applied to the problems relating to access in the context of the liberalization of the telecommunications sector.

Mobile Virtual Network Operators

In cases where deregulation in the telecommunications sector has been effective, new markets can be opened to service providers. Both Mobile Virtual Network Operators (MVNOs) and Service Providers (SPs) have emerged as new business models that add to competition in the mobile telephone market. In both models, the operator leases an existing network and thus avoids building a new mobile network. The difference between MVNOs and SPs is a fundamental one. In the case of SPs, the operator becomes a vendor of another company’s telephony, since it only handles outgoing traffic. MVNO, by contrast, means simply that a mobile operator purchases radio access from an existing mobile operator, but is otherwise completely independent and can develop services, payment forms and direct traffic as if it were a conventional mobile operator. One significant difference between a conventional operator and a MVNO is that a MVNO has no control of geographic coverage build-out. In countries in which Tele2 does not have a mobile license, the MVNO model permits us to complement our fixed telephony with a full range of services in subscription and prepaid calling cards for mobile telephony. We expect MVNOs to expand in the immediate future since deregulation of the EU telecommunications market is gaining momentum and the mobile market is maturing. These alternative models could provide major growth opportunities for our company, given our established customer base in many countries coupled with the fact that we only have limited own infrastructure.

Products and Services Overview

We offer products and services in fixed and mobile telephony, dial-up Internet, broadband, telephone cards, cable TV and content services. Everything we offer is geared to the customers’ preference for cheaper and simpler services.

Fixed Telephony

We usually start operations in a new country by gaining a foothold in the fixed-telephony market, which is why this service is available in the majority of our countries. Our fixed-telephony product portfolio includes fixed preselection, fixed subscription, broadband telephony (VOIP) and telephone cards.

Fixed pre-selection

With pre-selection, customers make their calls with Tele2 from their landlines without having to dial a prefix before the telephone number. Following deregulation in the EU, fixed pre-selection is now available to most of our customers. If the service has not been introduced in the local market, our customers can use Tele2’s prefix to make calls.

Subscription

In many markets, the traditional supplier has kept a tight grip on customers through its monopoly on fixed subscriptions. This means that the customer has two bills to settle, one to Tele2 for the traffic and one to the incumbent supplier for the fixed subscription. Tele2 is now offering fixed subscriptions to customers in Denmark, Norway and Sweden, which means that these customers not only obtain cheaper subscriptions, but also avoid receiving two bills. If the deregulation which began in the Nordic countries continues across the rest of Europe, Tele2 will then be in a position to put more pressure on the national incumbent operators, and ultimately offer cheaper and simpler telephony to more Europeans.

Broadband telephony (voice over internet protocol, VOIP)

Broadband telephony involves the customer using the Internet to make phone calls. Customers can save money through lower call rates and by canceling their fixed line rental and using their broadband connection for telephony.

Telephone cards

Tele2’s telephone card operations are run by Alpha Telecom and Calling Card Company (C3). C3 sells fixed telephone cards in several European markets. The cards are marketed under different brands and are sold mainly in stores and at newsstands. Alpha Telecom markets and sells prepaid fixed telephony. Instead of buying a telephone card, customers pre-pay an amount to their account in advance and can then make calls via the fixed network without receiving a bill.

Mobile Telephony

Tele2 offers mobile telephony to private residential and business users in 14 countries, under different types of subscriptions and prepaid offerings. Tele2 has its own network in  eight countries. In other countries we use an arrangement called MVNO, which involves leasing network capacity from another operator.

Our customers still use mobile phones mainly  for voice and to send SMS messages. Voice mailbox continues to be the most popular additional service. Use of WAP and MMS has increased significantly, due to the upgrading of GSM networks to GPRS, improved content and sophisticated new camera mobile phones.

Mobile virtual network operator (MVNO)

MVNO means that Tele2 functions as a mobile operator with a limited infrastructure, leasing radio network capacity from a network owner. In countries where Tele2 does not have its own mobile license or mobile network, the MVNO model allows us to complement fixed telephony with mobile telephony, without having to make any appreciable investment in infrastructure.

Content services

Tele2’s content services include news, weather, ring tones, ring-up tones, images and games etc. The services are offered to the customers via our WAP portal. Tele2 works with content providers on a revenue sharing model to offer attractive content services. This also means that Tele2 does not need to invest in development and operation.

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

Dial-up internet

Dial-up internet is a common way of connecting to the Internet. Customers usually pay for the time they are online, which is often the cheapest option. In 2004, Tele2 launched Tele2 Safe Surf which protects against modem hijacking.

ADSL

ADSL (Asymmetric Digital Subscriber Line) provides broadband via an ordinary telephone jack. This is the fastest-growing broadband technology, and the new standard, ADSL2+, means that customers can achieve download speeds of up to 26 Mbit/s. We believe there is major potential in offering packages with ADSL, VOIP, and Internet TV (IPTV). Currently Tele2 offers ADSL in thirteen countries. Triple play is a telephony package bundled with broadband and TV.

Wireless broadband

Wireless broadband via local radio networks complements existing wire line broadband and offers exciting potential. Also, in areas where it is not possible to offer broadband services via xDSL technology or fiber, Tele2 can provide broadband via WLL.

Broadband via cable TV

Tele2 was offering broadband as early as 1998 in Sweden, with cable TV as the carrier. Over the years, a large number of networks have been converted to allow broadband access, and we now offer VOIP telephony to our cable TV customers.

Cable TV

Tele2 offers cable TV in Sweden and Lithuania.

Market and Customers

Tele2 seeks to offer the same services and the same high quality as our competitors, but at a more affordable price. We are able to do this because we believe we have developed an efficient organization and are experts in keeping costs down. Our approach is first to build a large customer base in one service area, such as fixed telephony, and then to cross-sell other services to the same customers. In mature markets, where customers are experienced users and greater competition exists, Tele2 aims to cross-sell services and create long-term, stable relationships with our customers. This means that a customer who uses Tele2 for fixed telephony will receive an attractive offer for other services, such as ADSL. Tele2 is using advertising in all markets with the aim to become the perceived price leader. Some of the main intake channels are telemarketing, retailers and direct sales. Successes and learning’s of the different channels are replicated between the countries.

Infrastructure

In Sweden, Luxembourg, the Baltic States, Russia and Croatia, we expect that expenditure on infrastructure over the next few years will principally be to accommodate growth in GSM mobile telephony as well as to roll out the next generation mobile network, UMTS. In the rest of Europe, we expect that expenditures on infrastructure will principally be on network improvements and modifications designed to accommodate growth in fixed-line telephony. We also plan to expand our ADSL and ULL infrastructure.

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

Unbundling of Local Loop (ULL)

In certain countries, deregulation combined with market conditions has allowed Tele2 to investing into ULL. In short, this means Tele2 will rent the last mile copper cable that connects the customer with the local telephone station. In the local telephone station, Tele2 will invest into equipment that will allow us to offer the customer voice and data services.

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

We offer our international telephone services through international sea cables in which we have purchased or leased capacity, through terrestrial cables and through radio links. We and Tele Denmark jointly own a sea cable and radio links between Sweden and Denmark. We are co-owners—together with Cable & Wireless, TeliaSonera and Lattelcom—of sea cables between Sweden and Latvia, and we are also co-owners—together with Cable & Wireless and TeliaSonera—of sea cables between Sweden and Finland. We are a part-owner of certain German-Swedish sea cables. We are also one of the investors, together with Mercury, TeliaSonera and Tele Denmark, in a second sea cable between Sweden and Denmark. We own capacity in a fiber optic sea cable between Europe and the United States, which is being used to meet growing demand for our Internet services. We believe we can maintain adequate capacity for the needs of our Internet customers.

International traffic can also be carried via satellite. Most such satellites belong to international organizations such as Intelsat and Eutelsat.

We believe that our capacity in sea cables, terrestrial cables and our radio links will enable us to satisfy projected customer demand for our services in the foreseeable future.

Suppliers

In each segment, we obtain telecommunications network equipment from a small number of suppliers. These business relationships are stable and typically involve a high degree of cooperation with respect to a customer’s particular infrastructure needs.

Under the Council Directive 93/38/EEC (EC Competitive Procurement Directive) we are required to solicit bids in order to procure equipment for our networks in the European Union. We believe that we have complied to date with these tender requirements and intend to comply with such requirements in the future.

Most of the network infrastructure for our fixed-line and Internet operations has been supplied by Nokia, Ericsson and Cisco which we believe are able to supply our future network equipment requirements. Siemens, Motorola and Ericsson supply most of the network infrastructure for our mobile telecommunications operations. We expect that these suppliers will continue to supply our future network equipment needs.

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

Market Area Nordic

Sweden

Legal Framework

In 1993, legislation was enacted to govern the telecommunications sector in Sweden. The regulatory framework was established principally by the Telecommunications Act and the Radio Communications Act. Regulation under both acts is implemented by the National Post and Telecom Agency (“NPTA”). The Telecommunications Act and the Radio Communications Act were succeeded by the Electronic Communications Act (the “Act”) in 2003. The Act was introduced in response to the new

European Union legal framework that all EU member states were required to implement into national legislation by July 25, 2003. See “—Group Perspective—Legal Framework—New EU Regulatory Framework.”

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

The NPTA’s process of market analysis, designation of operators with significant market power and determination of remedies for such operators is at various stages of completion in each of the new relevant markets.

Licences

Mobile Telecommunications Licences

1. GSM 900/1800 Licences

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

The license is valid through 2010, and the conditions may, upon expiration, be reconsidered by the NPTA. Tele2 Sweden must pay a yearly fee to the NPTA of 0.127% of Tele2 Sweden’s annual turnover for the business subject to the license. In addition, an operator that has filed notice or been granted a license must pay a yearly fee of 0.170% of the annual turnover for the business concerned to support Sweden’s civil defence.

Tele2 Sweden also provides mobile telephony services under a GSM 1800 license. The GSM 1800 license is valid through 2010 and contains conditions similar to those described above with respect to Tele2 Sweden’s GSM 900 license, including those with respect to payment of fees. These conditions also expire on December 31, 2010.

2. UMTS Licenses

In December 2000, we received one of four third-generation cellular standard UMTS mobile network licenses offered in Sweden. On March 15, 2001, we entered into a joint venture with TeliaSonera AB, which was not awarded a Swedish UMTS license, to exploit our UMTS license. We believe the joint venture, Svenska UMTS-nät AB, is the most effective way to limit our costs in building the necessary infrastructure and to generate a more rapid return on our invested capital. Both we and TeliaSonera can use our existing GSM networks as a base upon which to build the new network, reducing both the need for new transmitting masts and the environmental impact of the build out. During February 2005 an agreement was made with a banking consortium to reduce the total loan facility for Svenska UMTS-nät AB from SEK 7 billion to SEK 5.3 billion. The reduction was made possible by cost-cutting measures in infrastructure through the use of new technological solutions. The loan, following the reduction, will cover the expansion of the jointly owned UMTS network. We and TeliaSonera each guarantee this loan facility up to the extent of our 50% interest in Svenska UMTS-nät AB.

Tele2 assigned 50% of its UMTS license to TeliaSonera. A jointly owned company, Svenska UMTS-license AB, now holds the license. The principal conditions are as follows:

•                  Svenska UMTS-nät AB was required to cover at least a population of 8,860,000 inhabitants in Sweden by the end of 2003. This condition has not been fulfilled. There is currently a revision of the license conditions and a draft has been submitted from the NPTA to be effective by July 2006. The draft contains the same coverage requirement which we not will be able to fulfill; hence the NPTA may issue an order, which may be connected with a fine. We expect such order to be issued during the autumn  of 2006. It is likely that the order will include a potential fine if we do not meet a new roll-out time schedule set by the NPTA based on their estimate on our remaining roll-out time schedule to meet the license condition.

•                  At least 30% of the population coverage should be based on radio infrastructure owned by the licensee. This means that the licensee can only build a joint network with another license holder covering 70%, and the remaining network must be owned by the license holder.

•                  The license is valid through December 16, 2016, although the license conditions are valid for periods expiring before that date. Both the license and the conditions may, upon expiration, be considered for revision by the NPTA. Svenska UMTS-nät AB must pay a yearly fee to the NPTA of 0.127% of Svenska UMTS-nät AB’s annual turnover for the business subject to the license. In addition, an operator that has filed notice or been granted a license must pay a yearly fee of 0.170% of the annual turnover for the business concerned in support of Sweden’s defence.

Fixed Telephony & Leased Lines

Under the Act no license is required for providing fixed-telephony services, or to provide leased lines. All relevant information on obligations for a service provider is now stated directly in the Act. Tele2 Sweden has been designated as an SMP operator and has been assigned certain obligations, which in all relevant aspects are the same as were imposed by the previous legislation, e.g.:

•                  Tele2 Sweden must prepare its accounts in such a way that costs and revenues for the licensed services are separated from costs and revenues for other services. Accounts must be provided to the NPTA upon request. The NPTA has the right to audit Tele2 Sweden’s accounts and to review the method used in preparing such accounts; and

•                  Tele2 Sweden must pay, for each of its telephony and leased line operations, a yearly fee to the NPTA of 0.127% of Tele2 Sweden’s annual turnover for the respective businesses subject to the licenses. In addition, an operator that has filed notice or been granted a license must pay a yearly fee of 0.170% of the annual turnover for the business concerned in support of Sweden’s defence.

Interconnection

The most critical issue with interconnect agreements is the interconnect rate that entitles a network operator to compensation for: (i) terminating a call in its network that has originated in another network; (ii) providing its customers with access to those services of another network that are invoiced by the other network; and (iii) shifting traffic between two networks.

The interconnect rates for TeliaSonera fixed and mobile networks, Telenor, Hi3G and Tele2 mobile networks must be cost based. Operators of other telephony services are required to interconnect with other operators on fair and reasonable terms and conditions.

The fixed-line interconnect rates that TeliaSonera charges Tele2 Sweden and are based on whether Tele2 Sweden’s interconnection is for a local segment, single segment or a double segment, and on the time of day (peak or off-peak) at which the call is made. We have established interconnect points in each transit exchange area to ensure that double segment fees are avoided. Local interconnection points are established to ensure that the vast majority of calls are rated at local interconnection rates. TeliaSonera is obligated to provide interconnect services to operators even where there is no interconnect agreement signed between the parties.

Mobile Telephony Interconnect Agreements

On January 21, 2000, Tele2 Sweden asked the NPTA to decide if and what tariffs TeliaSonera should pay Tele2 Sweden for internationally originated calls, and calls transmitted via TeliaSonera’s network to Tele2 Sweden’s mobile network. On August 31, 2000, the NPTA ruled that Tele2 Sweden should be entitled to the same remuneration regardless of where the calls originated and, unless another agreement existed, payment should be made by the operator transmitting the calls. The Administrative Court of Appeal made a final ruling in favor of Tele2 on June 26, 2003. As for the minute price to be paid this is still pending in court — see section Legal proceedings.

Tele2 Sweden has been designated an SMP-operator in the mobile termination market and as a consequence must now apply cost-based prices. We have appealed this decision. As a consequence we must apply the same price to all operators that change minutes with us. Even though Tele2 continues to invoice its counter parties at historic termination tariffs, we only recognize as revenue according to cost-based tariffs.

Fixed-line Telephony Interconnect Agreements

The interconnect agreement between TeliaSonera and Tele2 Sweden expired on December 31, 2000, though the agreement continued to apply afterwards on an interim basis. The agreement introduced new interconnect fee arrangements that resulted in substantially lower interconnection tariffs for Tele2 Sweden. In particular, under the agreement, Tele2 Sweden paid only local segment fees on approximately 85% of its fixed-line interconnect traffic. The interconnect fees charged by TeliaSonera is currently scrutinized by NPTA and it may result in substantially lower prices.

For its fixed network, Tele2 Sweden has interconnect agreements with, among others, TeliaSonera Mobile, Telenor Business Solutions AB, Colt Telecom AB and TDCSong AB.

Number Portability

In 2001, number portability between mobile networks was implemented in Sweden.

Products and Services

Mobile Telephony

Tele2 Sweden remains the principal market for our services despite our recent expansion in other market areas. Our total number of mobile telephony customers in Sweden grew to over 3.5 million as of December 31, 2005, a 3% increase over our total number of telephony customers as of December 31, 2004. A clear majority of the customers are prepaid customers. Sweden is also a key test market for the development of new products and services, which we then, on a case-by-case basis, implement in other countries in which we operate.

Fixed-line Telephony and Internet

In fixed telephony, the Tele2 market share was stable among private and corporate customers in 2005. On the fixed telephony subscription that Tele2 started marketing at the end of 2004, there are now more than 500 000 subscribers that have signed up for the service. Dial-up Internet experienced stable development during the year. In ADSL, the incumbent operator has maintained what we regard as unrealistic pricing. Consequently, in order to lower ADSL prices for our customers,  we are starting to offer ADSL on our own network during 2006.

Optimal Telecom, our subsidiary, is a service provider that offers a lowest-price guarantee for fixed telephony, dial-up Internet and prepaid calling cards to Swedish households. By offering customers pre-selection for fixed telephony via telemarketing campaigns and effective cross-selling, the company increased its customer intake.

Cable Television

Via our subsidiary Tele2Vision, we offer the Swedish market both analogue and, since February 2006, also digital- TV packages. The new digital platform gives access to approximately 60 TV channels in a range of interest areas such as sport, entertainment, news, documentaries and premium movie channels. The platform also supports Pay-Per-View (PPV) and Video-on-demand (VOD) services. Tele2Vision offers broadband and broadband telephony (via Tele2) as well. The services are available throughout Sweden to 270 000 households, making Tele2Vision the second largest cable- TV operator.

Taking advantage of our cable- TV lines, we started offering broadband to consumers in 1998. A significant percentage of our network is today converted to handle broadband. We also offer the market broadband over Local Area Networks (LANs), xDSL, city ring networks and wireless local loop (WLL). In addition, we have access to a highly developed network in Swipnet.

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

There are few providers of mobile telephony services in Sweden, with our principal competitors being TeliaSonera Mobile, and Hi3G Access AB.

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

The Swedish fixed-line telephony market is highly developed. Fixed-line telephony revenues represent about half of the revenues from telephony services in Sweden, while broadband and other data communications services, mobile telephony, leased lines, cable television and other types of communications services comprise the remaining sources of revenue, as reported by the Swedish government. Sweden also has a growing Internet market. We are one of the leading Internet access service providers via dial-up access. ADSL and other types of high-speed Internet access are growing rapidly, and we also face competition in this area from companies such asTelenor and TDC.

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

The telecommunications market in Norway was opened to free competition on January 1, 1998 under the Telecommunications Act of June 23, 1995, as revised April 30, 1999 (the “Act”), and the Regulations on Public Telecommunications Networks and Public Telecommunications Services of December 5, 1997. The Electronic Communications Act (Ekomloven) of June 25, 2003 and the Electronic Communications Regulation of February 16, 2004 (Ekomforskriften) have replaced the old regulatory legal acts.

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

The Norwegian Post and Telecommunications Authority’s (“PT”) main responsibility is to ensure that the interconnect rates from Telenor are cost based. The method used to set cost-based prices is presently, in the fixed network, to implement fully distributed costs (FDC) based on historic costs. There were no significant changes in interconnect rates for the fixed network between August 2000 and their adjustment in 2004.

All ex ante regulations imposed under the Act since 1995 will remain in force until the PT has analyzed the markets defined by the European Commission and decided on remedies to be imposed on the SMP firms in each of these markets. The first draft decision on remedies under the Ekomloven/Ekomforskriften was issued in early 2005. PT has so far issued decisions in markets 8,9,10,11,12,15 and 16. Telenor has appealed against the decisions in markets 11, 15 and 16, and they can still appeal against the decisions in markets 8-10. The Ministry of Transport and Communications (“the Ministry”) is the deciding body in the appeal cases, and no final decisions have been issued from the Ministry so far. Those operators not having significant market power but providing public telecommunications networks or services are required to register with the PT.

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

ADSL

Tele2 has a wholesale agreement with Telenor on ADSL. This agreement gives us the opportunity to deliver ADSL to approximately 80% of all the households in Norway. Tele2 has connections with Telenor in Oslo, Trondheim and Bergen, where all our customers’ traffic is transferred to Tele2. All services, including mail accounts, homepages and Spam filters, that are offered to our customers are provided through our own network in either Norway or Sweden. All international data traffic is directed to Tele2 Sweden; for national traffic we are connected to two NIX points where we meet other ISPs.

Products and Services

We provide fixed-line telephony, mobile telephony, Internet access and data communications services to consumer and business markets.

Mobile Telephony

We have offered mobile telephony services in Norway since 2000. Customers using Tele2’s fixed-line services, mobile telephony services and ADSL receive all Tele2 charges on a single bill.

Tele2 increased its mobile revenue by approximately 48% in 2005 compared to 2004.

Fixed-line Telephony and Internet

Tele2 was able to maintain its market share during 2005 despite aggressive marketing from existing competitors. A variety of marketing programs have been implemented in Norway to slow down the overall decrease of fixed revenues, including free domestic calling and “free weekends”, i.e. national fixed-to-fixed calls free of charge other than the opening fee.

Although the market for our dial-up Internet product continued to weaken in Norway in 2005, Tele2 managed to uphold its market share. Marketing campaigns for ADSL and cross-selling in 2005 were successful in recruiting a substantial number of new customers, in addition to offering ADSL to customers churning on dial-up.

Sales and Marketing

During 2005 we reduced our prices several times, especially on mobile and ADSL products. New sales channels that have increased rapidly are web and field sales. Web has primarily been driven by intensive marketing of mobile subscription and also to a certain extent marketing of ADSL. Due to the high percentage of telemarketing reservations, field sales have become an important new sales channel both for mobile and fixed telephony. Retail distribution has also become a significant sales channel for mobile with the bundling of subscription with terminals.

Competition

Norway has a competitive fixed-line telephony market. Tele2 faces significant competition from the largest fixed-line provider in Norway, Telenor, the majority state-owned provider. Tele2 provides Internet access service in Norway in competition primarily with Telenor, Nextgentel, Song/TDC and Ventelo. Mobile Telephony is a very competitive market, with three operators with their own network, Telenor, Netcom and Teletopia, along with several Service Providers and MVNOs.

Denmark

Legal Framework

In Denmark, the Telecommunications Act of June 1997 provided the basis for the liberalization of the telecommunication market in Denmark. However, in the access network market, Tele Denmark (“TDC”), the incumbent and the former public telecommunications operator, still retains a dominant position.

In 1998, the Danish Telecommunications Act amended the previous law, extending obligations to all telecommunications operators. The new operators were granted new rights, including carrier pre-selection and number portability from fixed to fixed in 1999, which, together with the unbundling of the local loop and service provisions in 1998, helped liberalize the telecommunications market in Denmark. On July 1, 2001, number portability from mobile to mobile was introduced. Number portability between fixed and mobile was postponed to end of 2005 due to technical and billing issues and lack of international standards.

The legal framework governing telecommunications has been established by the “Act of Competition and Consumer Regulation in the Telecommunication Market” of May 31, 2000. The law represents a general revision and includes conditions regulating a decrease in interconnect prices in Denmark by using the long run average incremental cost (“LRAIC”) model in order to further liberalize the telecommunications market. An LRAIC Bottom Up working group was established by several operators, including Tele2 A/S, TeliaSonera A/S and Orange A/S; and a Bottom Up Model was delivered on November 1, 2001. The incumbent operator delivered its Top Down Model as well on November 1, 2001. The new interconnect prices based on LRAIC were in force on January 1, 2003. The above mentioned law is based upon the “Agreement in principle concerning perspectives of the telecommunication policy in Denmark” of September 1999. The agreement is between political parties whose objectives include offering Internet access to all consumers in Denmark and creating virtual network operator access for new mobile operators.

The new EU regulatory package was implemented in Denmark on July 25, 2003. Analysis concerning the markets has been done, and decisions were made on more markets in 2005. The remainder of the decisions were made within January to March 2006. Several of the decisions have been appealed by the incumbent and are therefore not yet implemented.

Konkurrencestyrelsen The National Competition Authority in Denmark regulates competition issues generally, including those in the telecommunications market. IT- og Telestyrelsen, the National Telecom Agency in Denmark, administers specific telecommunication regulation by, for example, granting licenses and supervising compliance with regulation, but also in doing the market examinations and making decisions on each market under the new EU regulatory package. The Ministry of Telecommunications has the authority to implement applicable laws by issuing “executive orders” with the force of law.

Licenses

Under Danish law, only mobile telecommunications operators need a license for radio frequencies. Licenses are not required for mobile virtual network operators (“MVNOs”), or operators on the fixed network, such as Internet or telephony service providers. Tele2 A/S currently provides mobile telephony as an MVNO, fixed telephony, ADSL and Internet services, and, accordingly, does not have a license.

Interconnection

Tele2 primarily operates on infrastructure owned by 3rd parties, and provide end-user access on this infrastructure according to agreements made with the network owners.

Products and Services

Mobile Telephony

In October 2000, Tele2 Denmark launched the first MVNO through an agreement with Sonofon A/S. The agreement allows us to offer mobile telephony services to (our existing fixed-line) customers in Denmark.

In 2005, Tele2  has  continued the expansion on the mobile market, now with more mobile customers than fixed-line customers. The growth is similar in both prepaid and post-paid products and the market is constantly dependent on the enhanced demand for new and more advanced terminals. During 2005 Tele2 has concentrated to consolidate on the current product portfolio.

In 2006, Tele 2 expects the mobile products to continue the integration with other business areas combined with extended services via Internet. Tele2 expects to continue the growth rate from 2005.

Fixed-line Telephony and Internet

Tele2 is still no. 2 on the Danish fixed-line market, maintaining its position and revenue in a declining market.In 2006, the company intends to maintain and strengthen its position as the primary alternative to the incumbent, TDC.

The strong growth on the ADSL-market has continued in 2005 A growing number of customers are migrating from dial up to ADSL. The Tele2 dial up product, Get2net, has continued  the decline in customer base and revenue.

In 2006, the company will continue its focus on the Internet, especially the ADSL market.

Sales and Marketing

Tele2 is one of the few companies in the Danish market offering a complete range of telephony services. The company uses a variety of different sales and marketing efforts, including. directs sales (sales personnel in shopping malls, train stations and retail environments), online sales, TV campaigns, direct mails etc., and to a smaller extent a professional sales force focusing on the larger business customers.

Competition

Denmark has a competitive and open telecommunications market. Tele 2 provides mobile, fixed-line and Internet access to both consumer and business markets in Denmark. During 2005 the Norwegian company Telenor Group acquired Cybercity a major player in the Internet market in Denmark. Telenor also owns Sonfon.

Tele 2 is  the second largest fixed-line telephony service provider in Denmark. Major competitors in this market are  TDC and TeliaSonera.

In the mobile market the major competitors are TDC, Telenor and TeliaSonera.

In the Internet market major competitors are TDC and Telenor.

Infrastructure

Tele2 has on February 1st, 2005 acquired all the shares in Tiscali A/S. Tiscali has made significant infrastructure investments in the Danish ADSL market. These investments have been on co-locations, thereby providing the company with a competitive advantage and better options for supplying customers with new and innovative Internet products. During 2005 the integration of the Tiscali business in Tele2 has taken place. The positive synergies between the companies are currently being reakuzed.

Finland

Tele2 decided to withdraw from the Finnish market in 2005, due to the prevailing regulatory climate.

Market Area Baltic & Russia

Estonia

Legal Framework

The electronic communications sector in Estonia is regulated by the Electronic Communications Act (the “Act”), which was passed on December 8, 2004 by the Parliament of Estonia and entered into force on January 1, 2005. The purpose of the Act is to create the necessary conditions to promote the development of electronic communications networks and communications services in Estonia and to ensure the protection of the interests of users of electronic communications services by promoting free competition. The Act is based on EU directives concerning electronic communication.

In the electronic communications sector the regulatory agency is the Estonian National Communications Board (“NRA”), which acts under the Authority of the Estonian Ministry of Economic Affairs and Communications.

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

Interconnection

In 2004 the interconnect termination prices (“IC prices”) of Tele2’s mobile operations were reviewed by the NRA. As a result of this, the NRA made a determination that our mobile network call termination fee was to be calculated proportionally from a reasonable profit, thus forcing Tele2 to lower its IC prices starting from October 1, 2004. Tele2 interpreted the determination of the NRA to mean that the new prices should be agreed with other communication operators as of October 1, 2005 and would be applicable in new IC agreements signed after that date. The NRA has accepted this interpretation. At the same time, Tele2 has contested the determination of the NRA, since Tele2 is not an SMP and our prices should therefore not be subject to regulation by the NRA. This court case with the NRA is still pending.

On March 22nd, 2006, the NRA analyzed the market of voice call termination in a specific mobile telephone network and Tele2 had been designated as undertaking having SMP. The NRA imposed the following obligations: obligation of transparency, obligation of non-discrimination, obligation of access and price control and cost accounting obligation. Price control and cost accounting obligation includes fixing the rate of maximum termination rate for the voice calls and obligation to use glide path and price cap method for years 2006-2008. Tele2 will appeal the decision.

Products and services

Tele2 offers a broad range of telecom services: mobile telephony, fixed telephony, Internet and content services. Due to an unsatisfactory the regulatory situation, Tele2 decided to stop investment in marketing the fixed line services during the summer 2005.

In 2005, Tele2 enlarged its product portfolio with new products and services thus offering its customers even more flexible consumption opportunities and strengthening its position as the price leader. In the first quarter of 2005, Tele2 introduced the best-priced Internet-based service plans Tele2.net 1 and Tele2.net 2 to its contractual mobile subscribers. The opening of GPRS and MMS to Smart and Ultra prepaid card customers in September supports more flexible usage of mobile phones.

Besides the private subscribers market where Tele2 has a good positioning, during 2005 we became more active in approaching the corporate market.

Sales and marketing

We are using various media and direct marketing, including our unique web-based self-service, to inform new and existing customers about the Company’s prices and products. Our distribution network consists of dealers as well as our own shops.

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

Due to an unsatisfactory regulatory situation, Tele2 decided to stop investment in marketing fixed line services in 2005.

Licenses

Under the Electronic Communication Law, licenses are required for the use of limited national resources, i.e. radio frequencies and numbering. Only general authorization is required for telecommunication providers if they do not use limited national resources. Tele2’s current mobile telephony (GSM 900/1800 standard) license was granted in October 2000 for a five-year period. Recently the license has been prolonged for another 10 years.

In October 2002 Tele2 was granted a UMTS license for a 15-year period. In order to meet the UMTS license requirements, a small-scale commercial launch was made in December 2004 and 30% of the Latvian population was covered by the end of 2005.

Interconnection

The Public Utilities Commission has stated that a telecommunications service provider having a dominant position in a particular market must provide interconnection to other telecommunications service providers on a non-discriminatory basis and in accordance with a transparent and cost-based pricing policy. The regulator has recognized the mobile operators “LMT”, and “Tele2” and the fixed incumbent operator as having SMP in the interconnection market. Only the fixed incumbent operator has been recognized as having SMP in the retail market.

The market analysis stipulated by the new Electronic Communications law is in process and it is expected that the first results will be available at the third quarter of 2006.

The Public Utilities Commission has approved an interconnection cost calculation model. If the parties involved cannot agree on terms for the provision of interconnection, the Public Utilities Commission may intervene and make a decision, which may be appealed in court.

In 2005, the regulator intervened in the interconnect pricing and lowered the mobile termination interconnect charged by Tele2 and its competitors.

Products and Services

Tele2 provides both prepaid calling cards, under the brands “Ura!” and “ Zelta Zivtina” and postpaid mobile telephony services. Tele2 Latvia has a wide range of roaming partners throughout the world, allowing both post- and prepaid customers to use their Tele2 sim cards also when abroad. Zelta Zivtiņa-customers get a bonus credited to their accounts when receiving calls, which is a feature that distinguishes the product in the prepaid segment in Latvia. Tele2’s prepaid customers in Latvia can also refill their prepaid calling cards directly from their bank accounts, saving costs for Tele2.

During 2005, Tele2 further developed its mobile offer by introducing GPRS services for both postpaid and prepaid customers. In late November 2005, Tele2 was the first operator in Latvia who launched a 3G (UMTS) network commercially.

Due to an unsatisfactory  regulatory situation, Tele2 decided to stop investment in marketing the fixed line services during the summer 2005.

Sales and Marketing

Low prices combined with handset subsidies are our main tools for attracting and retaining customers. Tele2 is using various media and direct marketing to inform new and existing customers about the Company’s prices and products. Tele2 has strong brand recognition among the general public: 97% of the Latvian Public recognizes the Tele2 brand, according to Tele2 market research executed by Data Serviss.

The main sales channels used in Latvia are the Tele2 shops, which are located in the country’s main cities and are owned and operated by Tele2. Furthermore, in areas not served by the Tele2 shops, an extensive network of dealers covering the whole country offers the Company’s services.

Competition

Tele2 is one of three  operators in Latvia that own mobile networks. The others are  the partly state-owned operator Latvijas Mobilais Telefons (LMT) and Bite (a subsidiary to the Danish operator TDC). LMT is a well-established player in the market, whereas Bite was awarded their license in March 2005 and launched their services in September 2005. In addition, there is one service provider, Zetcom, which is using LMT’s network and is marketing their prepaid cards under the brand name “Amigo”. A total of three GSM licenses and three UMTS licenses have been awarded in Latvia, and Tele2, LMT and Bite hold one of each type of license. Furthermore, during 2004 a 450 MHz license was awarded to a local company, TriaTel. TriaTel is offering mobile services based on CDMA technology.

In the fixed-line market, state-owned Lattelekom is the dominant player with close to 100% market share.

Infrastructure

Tele2 Latvia owns its own mobile network, which consists of a radio network, related equipment and a core network. In addition, there is surrounding equipment that supports the various product features offered. Tele2 Latvia also owns a small optical network in Riga.

Lithuania

Legal Framework

The principal institutions involved in telecommunications policy and regulation are the Ministry of Transport and Communications (MTC) and the Communications Regulatory Authority (CRA). While all drafts of legal acts to be adopted by the government, including the regulation of the CRA, are required to be submitted to the MTC for comment and approval, the court can only change regulatory decisions of the CRA. In line with the 2002 EU regulatory framework on electronic communications, discretionary power was granted to the CRA under the 2004 Law on Electronic Communications (the “LEC”) which entered into force on May 1, 2004, particularly in determining which entities have SMP, and it was also given full authority over licensing.

In the second half of 2005, after completing the study of the market of termination of voice calls in individual public mobile telephone networks the Communications Regulatory Authority set obligations, foreseen in the Law on Electronic Communications (Official Gazette Valstybes zinios No. 69-2382, 2004) to the undertakings, holding significant market power - UAB ,,Omnitel” together with the related legal persons, UAB ,,Bitė Lietuva”, UAB ,,Tele2” together with the related legal persons, which obligations include granting of access and non-discrimination. In the fourth quarter of 2005 the aforementioned public mobile telecommunication operators publicly announced typical networks interconnection offers.

Under secondary legislation adopted by the CRA, number portability with central databases must be implemented by July 1, 2005.

Licenses

Tele2 holds a Lithuanian GSM 900 and GSM 1800 licenses. Since the acquisition of its GSM 900 license in December 2000, Tele2 has gradually upgraded its network to operate on the GSM 900 band. During 2004, the GSM network was expanded to cover approximately 97% of the population.

Based on the public tender results CRA in March 2006 granted the right to use radio frequencies/channels in the third generation UMTS/IMT-2000 mobile radio communication networks of the 1920 — 1980 MHz and 2110 — 2170 MHz radio frequency bands for UAB Tele2. According to the general terms not later than within the time period of one year from the date of issuance of the Permission shall commence the provision of public mobile telephone communication UMTS/IMT-2000 services by using its own public mobile telephone communication UMTS/IMT-2000 network.

Products and services

Tele2 provides mobile telephony, fixed telephony and cable-TV services in Lithuania. It also offers a prepaid calling card marketed under the Pildyk brand. Last year we launched two new subscription plans for private postpaid customers under

Plepys (prototype of the Swedish product “Kompis”) and Cempionas names to stimulate new usage patterns and to boost retention. In 2006 Tele2 launched new products such as GPRS and MMS services to its prepaid customers.

Due to an unsatisfactory regulatory situation, Tele2 decided to stop investment in marketing the fixed line services during the summer 2005

Sales and marketing

Our marketing strategy is to invest in our network and brand and to seek a position as the price leader in order to increase our market share, especially in the prepaid segment. During 2005 the company has increased focus on the business segment. We are increasing our focus on customer benefits to strengthen the perception of the Company as consumer-friendly and reliable, qualities that are vital for future expansion.

Competition

Today in Lithuania there are three mobile operators and four  MVNO, which provide mobile telephony services through the network of Bite GSM. There is fierce competition in the Lithuanian market and the market has reached its saturation.

Infrastructure

Tele2 Lithuania owns its own mobile network, which consists of a radio network and related equipment. In addition there is surrounding equipment like SMSC, IN-node and voicemail equipment. The transmission between base stations, base station controllers and switches occurs through digital lines, which we lease from the incumbent operator.

Russia

Legal framework

Implementation of the new Russian regulation on communications has been continuing in 2005. The highlights were:

- Liberalization of licensing;

- Demonopolization of the long distance (LD) telephony market;

- Introduction of SNP status for fixed monopolists;

- CPP(Calling Party Pays) implementation.

20 kinds of wired and wireless telecom services are now under licensing in Russia: long-distance telephony, local fixed telephony, IP-telephony as a sort of fixed telephony, mobile telephony, data transmission, channel leasing, telematic services including Internet providing, etc. License procedures for wired services are transparent now, but obtaining of spectrum is still not quiet transparent. A procedure of spectrum tender was approved which assumes either an auction or a beauty contest.

Around 20 operators obtained long-distance telephony licenses. The main problem for newcomers is the absence of our own channel infrastructure because only Rostelecom and Transtelecom (also LD license holders) have now developed pan-Russia networks. Business of all future LD players depends on channel leasing tariffs, which are not regulated by the State. In Q1 2006 two mobile giants MTS and Vympelcom each with their own developed inter-regional network also obtained LD licenses. In the end of 2005 all Sviazinvest incumbent fixed operators were qualified as SNP (Significant Network Power), which is similar to the European SMP. The state now regulates their interconnect tariffs. Their tariffs for subscribers are also under the state regulation so far.

CPP is to be introduced from July 1, 2006. Mobile operators will be prohibited charging incoming calls while fixed operators are supposed to pay them for termination. So far calls to mobile networks are free for the PSTN subscribers. An attempt to introduce such payments a year ago caused public protests.

Since 2005 a fee to the Universal Services Reserve was imposed on all the telecom operators. In Q1 2006 Constitutional Court approved this obligation. The taxation equals 1.2% of the operator’s revenue.

The pilot project on the introduction of MNP (Mobile Network Portability) is supposed to be done in 2006.

3G licenses are expected in the end of 2006.

Licenses

Currently Tele2-Russia has a strong license set in 14 operational regions:

•                  14 GSM-1800 licenses;

•                  4 GSM-900 licenses (including 3 E-GSM);

•                  13 (D)AMPS-800 licenses;

•                  1 CDMA-800 license;

•                  4 licenses for local fixed telephony;

•                  13 data transmission licenses;

•                  13 telematic service licenses; and

•                  4 licenses for channel leasing.

All of the telecommunications activities in Russia are subject to licensing. The licenses are granted by and registered with the Regulator (the Ministry). Each license covers specific areas — one of the 89 Russian regions in general and is issued for a period from 3 to 25 years. A license validity period can be extended for the same period for which it was initially issued.

The receipt of the right to use radio frequency spectrum is a separate preliminary procedure.

The process of license issuance and radio frequency spectrum receipting is rather complicated, the operators managed to safe even non profitable licenses for DAMPS and CDMA.

The terms of the GSM-1800 and GSM-900 licenses (identical for all Russia’s operations) can be summarized as follows:

•                  Licenses are valid for 10 years

•                  Licensee is provided 1.5 years to put the mobile system into commercial operation, which can be extended for additional 6 months

•                  Licenses cannot be transferred

•                  Licensees shall facilitate a gradual switching-over of the customer base from the AMPS-network to the GSM network no later than by 2010.

Interconnection

Since January, 1st 2006 all the mobile and fixed telecom operators in the territory of Russia were obligated to sign interconnect contracts with each other and include the new rules and payment conditions established by the Russian Ministry of Telecommunications related to the implementation of “calling party pays” set-up. The respective agreements have though not been signed a due time by the fixed line operators due to some disagreements. All the operators now are at the process of price negotiations. All the disputes should be solved before July 1st 2006, when the new law will obtain legal status, but as of today there are a number of uncertainties about the final outcome.

Products and Services

Our strategy is to provide inexpensive cellular communication services for which there is strong demand to all types of mobile users. At the first stage of the company’s development, Tele2 sought to position itself as a price leader using the slogan “always cheaper”. Tele2 provides mass-market services such as voice-mail, SMS, national/international long-distance, automatic customer services, IP-telephony and value-added services based on SMS. In 2005 GPRS services were launched in Chelyabinsk. The launch was very successful, helping to strengthen the image of Tele2. The roll-out of GPRS into other operations will happen throughout 2006. The internal Tele2 roaming was enabled in 2005 between the Russian regions.

Sales and Marketing

During 2005 Tele2 continued introduction of new products to secure the companies price leader position. Central marketing campaigns were continued  to help establish a single image of Tele2 in all regions and to improve brand awareness. A new GSM network was launched in Voronezh city in August 2005.

Competition

In 2005 the Russian cellular market demonstrated an impressive growth rate, and the number of cellular users grew by 50%, reaching 124 million. The market developed faster in regional areas, which accounted for more than 90% of all new subscriptions. The market cycle has moved toward consolidation: the three Pan-Russian mobile operators control over 80% of the Russian market. Tele2 faces strong competition from these companies and other local players. Our strategy is to secure growth by establishing and maintaining price leadership in the regions we operate in.

Infrastructure

Tele2 Russia continued to expand the network covering, not only in highly populated cities, but also settlements and villages trying to provide “non-stop” coverage in the licensed territory. In some regions (Kemerovo, Rostov and Irkutsk) dual network (GSM 1800 - 900) started functioning.

Also the construction of Tele2’s own transport infrastructure began in 2005 and will be continued in 2006.

In most operations expansion sites were launched to provide good quality of communication. Necessary actions have been taken to secure the launch of WAP and GPRS.

Other

We acquired the Russian operations from Millicom, a related party, in November 2001. During 2003 and 2004, GSM services were launched in all regions, complementing and eventually replacing the older AMPS networks. In 2004 a new company, Votec Mobile, a mobile operator with a GSM license in the territory of Voronezh, in Southern Russia was acquired. On April 2, 2004 Tele2 obtained 100% ownership in and full control over the Russian GSM operator Sankt-Peterburg Telecom by purchasing the remaining 14% stake in the company. Sankt-Peterburg Telecom operates in Russia’s second largest city, St Petersburg, with a population of 4.7 million. In 2005 Tele2 continued to develop its operations: through expanding the operations in the existing regions and through acquiring new operations. During 2005 a new company was acquired: CJSC “Lipetsk Mobile”, a mobile operator with a GSM license in the territory of Lipetsk, in Southern Russia.

Currently Tele2’s addressable market is about 34 million people in Irkutsk, Kemerovo, Omsk, Chelyabinsk, Izhevsk (Republic of Udmurtia), Nizhniy Novgorod, Rostov-na-Donu, Voronezh, Smolensk, Kursk, Belgorod, Lipetsk and Sankt-Peterburg.

We believe that prospects for the Russian economy are positive and there is an excellent growth opportunity for Tele2 before market saturation in these regions is reached. The liberalization of the telecommunication market declared by the Regulator would support such new business models for Russia as CPP, MNP and MVNO, which would open up new opportunities for Tele2 Russia in Russia’s mobile market.

Turkey

Plans to enter the Turkish market in 2005 were abandoned.

Croatia

Legal framework

Croatia adopted EU legislation in the telecommunications field with the promulgation of the new Telecommunications Law, which came into effect on August 1, 2003. There were minor amendments to this law in 2004 and more extensive in 2005. This law stipulates that the setting up, maintenance and development of telecommunications infrastructure and equipment, management and use of radio waves and letter and numerical address spacing and the provision of telecommunications services and activities are matters of national interest to Croatia and therefore fall within an area which is under the special care of the state.

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

Tele2 started building the network in the first quarter of 2005, with a commercial launch made on October, 17th 2005. This is the third GSM and UMTS license to be awarded in Croatia. Croatia’s population is 4.4 million and the country’s mobile penetration is currently around 83%. Tele2 must build the required infrastructure in accordance with the plan it submitted with the application to acquire the concession.

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

Operators are required to negotiate interconnection with each other. The Telecommunication Agency has the power to decide disputes between operators. The interconnection costs charged by the operators with significant market share must be calculated on the basis of transparency and moderate expenses, and must be based on the real costs of the service to be provided, including a reasonable return on investment. This is still not in power so the incumbent is using this situation to its benefit.

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

Sales and Marketing

Low prices combined with handset subsidies are our main tools for attracting and retaining customers. Tele2 is using various media and marketing to inform new and existing customers about the company’s prices and products.

The main sales channels are non-exclusive shops throughout Croatia where customers can sign postpaid contract. Prepaid SIM cards are being sold also through several alternative channels available throughout Croatia.

Competition

Tele2 is one of three operators in Croatia. The other two are T-mobile and VIP that have been operating in the country for 11 and 7 years respectively.

Infrastructure

Tele2 Croatia is building its own  network according to the concession agreement. In the meantime, the territory of Croatia is covered through a national roaming agreement signed with VIP.

Market Area Central Europe

Germany

Regulatory Framework

The regulatory framework of the telecommunications sector in Germany is defined by the Telecommunications Act (Telekommunikationsgesetz), which entered into force on June 26, 2004 (“TKG 2004”). The TKG 2004 was adopted to implement the European Union reform package of 2002. Based on the EU requirements, the principal objectives of the TKG include the protection of consumer interests, promotion of competition in the telecommunications sector and guaranty of appropriate and adequate telecommunications services throughout Germany, as well as the promotion of efficient infrastructure investments and support of innovations. Furthermore, the efficient administration of scarce resource, i.e. frequencies and numbers, is included in the principles of regulation under the TKG 2004.

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

Under the TKG 2004, specific regulatory obligations are only to be imposed where the Regulatory Authority concludes that the relevant market is not effectively competitive as per the EU reform package. The TKG 2004 provides for a transition period by stating that until these determinations with regard to companies having SMP and with regard to effective competition are made, the obligations under the TKG of 1996 will remain in force if a market dominant position had been determined in regulatory findings under the TKG of 1996. This transitory provision has been subject to highly controversial debates between the Regulatory Authority, market participants and the administrative court, with the controversy focusing on the specific meaning of the term “obligations”.

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

In November 2005 Tele2 successfully launched ADSL services on a resale basis.

Sales and Marketing

The main focus is to acquire preselection customers in the residential mass market via telemarketing, promotion stands and door-to-door sales agencies. In addition, the brand and the prefix are promoted via TV advertising.

Competition

Tele2 Germany’s main competitors, besides the incumbent, Deutsche Telekom, are Arcor, the fixed-line operation of Vodafone in Germany, and an open-call-by-call company, 01051 GmbH. In addition to these providers there are several other open-call-by-call companies in the highly competitive fixed-line telephony market.

In the ADSL market Tele2 Germany’s main competitors are United Internet (1&1), Arcor, AOL, Freenet and Hansenet.

Infrastructure

Our network in Germany currently consists of digital switches, 475 points of interconnect and digital transmission equipment to interconnect to the network of Deutsche Telekom. The points of interconnect are located throughout Germany in regional centers and are linked to our switches in several cities via lines leased from Deutsche Telekom or other suppliers on an annual basis. Every call initiated with our prefix, “01013,” is carried by Deutsche Telekom to the point of interconnect within the relevant “collection area,” where it is transferred to our leased lines. The call then travels to the switch, is routed to the designated point of interconnect, transferred back to Deutsche Telekom’s network and carried to the recipient of the call.

For international call termination, we use wholesale carriers to a considerable extent, and terminate at a location and with a carrier selected on the basis of price, quality and volume.

Austria

Legal framework

The Austrian Telecommunications Act, Telekommunikationsgesetz (“TKG 1997”), became effective in 1997 and was enacted to prepare the market for the abolition of the voice telephone monopoly in 1998 and to fulfill Austria’s obligations under the relevant European Union directives. In order to implement the new European Regulatory Package, the TKG 1997 was revised by a new TKG on August 20, 2003.

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

In its Telecommunications Markets Ordinance 2003, the RTR identified 16 relevant markets which are subject to specific regulation. These markets were determined mainly in accordance with the EC Recommendation on Relevant Markets. All markets comprise the entire territory of the Republic of Austria. In an  Ordinance published in  2005, the RTR has added  the market for wholesale broadband access, which was not included in its 2003 Ordinance. In this  Ordinance the RTR includes cable TV networks and other alternative access infrastructures in the wholesale broadband access market.

The TKK has completed its market analysis proceedings for all markets defined in the Telecommunications Markets Ordinance 2003 except for the wholesale national market for international roaming on public mobile networks. Neither of the local subsidiaries of Tele2 (Tele2 and UTA) were determined to have significant market power in any of these markets, except for UTA which was determined to have significant market power in the market for the termination of calls on its own fixed telecommunications network and  Tele2 as a MVNO in the market for the termination of calls in its MVNO network.

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

A decision by the TKK dated July 1999, and last modified in January 2003, established conditions and modalities under which Telekom Austria AG is required to unbundle local loops. By decisions in 2005, the TKK modified the interconnection fees for mobile operators. In decisions of 2004 and 2005, the TKK established conditions and modalities for the interconnection of Tele2 as a MVNO. Interconnection decisions issued by the TKK under the old legal framework (TKG 1997) remain in force until they are reviewed and, if applicable, replaced by a formal decision of the TKK.

The interconnect agreement with Telekom Austria has an indefinite term but may be terminated by either party with three months' notice, as of June 30 and December 31 of each year.

Products and Services

Mobile Telephony

Tele2 launched a mobile telephony service under an MVNO agreement in early 2003. More than 20 percent of Tele2's fixed telephony customers also had a mobile subscription with Tele2 at the end of the year.

Fixed-line Telephony and Internet

In 2005 both the customer base and fixed-line revenue slightly eroded.

The acquisition of  UTA Telekom AG, which was completed in December 2004, opened the unbundling segment for Tele2. Business focus is shifting from offering preselection telephony to higher-value access-based services. End of 2005 the ULL coverage is 50 % of residential and 60 % of business customers. In areas where ULL is not available, resale ADSL is offered as an alternative.

Sales and Marketing

In the fixed-line market,  marketing is addressing private customers in Austria, which constitute a slightly shrinking market. The focus is on providing access-based services at competitive rates and a high level of customer service and reliability. ARPU (Average Revenue Per User) is under pressure from the substitution of fixed line by mobile traffic. Tele2 continuously engages in efforts to increase customer loyalty to reduce the churn rate.

In the mobile segment, Tele2 cross-sells a cheap and simple prepaid service to its fixed-line customers. Efforts are taken to acquire mobile customers also outside Tele2’s existing customer base.

For all products, door-to-door sales remain the most important intake source.

Competition

After the acquisition of UTA, the incumbent is the only major competitor left in the fixed-line market. Other operators cover only specific segments of the market, like business or broadband customers.

The mobile market in Austria is characterized by stiff competition, with four GSM/UMTS operators, one UMTS-only operator, Tele2, the first MVNO in the market, and another aggressive MVNO launched in 2005. The market is over-saturated and competition is focusing on low per minute prices in our own networks and heavily subsidized handsets. However, there are strong signs of upcoming concentration in the market; the takeover of Tele-ring, the number 4 GSM operator by T-Mobile, the number 2 in the market, is awaiting green light from European Commission.

Infrastructure

In 2005, the Tele2 and UTA networks were integrated and now  consist of a transmission network covering all of Austria, data networks for ATM, Frame Relay and a high-capacity IP Internet backbone. The switching infrastructure also expanded to include a multi-switch network with several layers to serve direct access customers, carrier preselection customers and international minute wholesale.

To get access to the Unbundled Local Loop (ULL) and the copper line of the last mile, UTA has invested in more than 180 sites (co-location or rented space), in which technical equipment to collect voice and data traffic from unbundled customers is installed.

Poland

Legal Framework

The new regulatory framework for electronic communications has been implemented in Poland in July 2004. At present the telecommunications market in Poland is open to competition on the fixed line call market. Still, the fixed subscription has not been opened up to competition in Poland. Because of this the former monopolist can offer a number of unfair bundled products, in order to preserve and gain further market shares, and the other market players do not have fair and effective competition conditions in the provision of telecommunications services.

The new Telecommunications law has nevertheless introduced different regulations, according to which entities with significant market power (SMP) are to perform relevant regulatory obligations. A starting point is the analysis of 18 relevant markets, the results of which are to allow regulation that conforms to actual market conditions. This process is still ongoing and European Commission has started the procedure against Poland related with significant delays in this area.

The reference offers for regulated services still need to be improved. A reference offer for interconnection has been announced in early 2004 and since that time has not been changed at all. A reference offer for local loop unbundling was issued in early spring 2005 in accordance with the old telecoms legislation and then was changed in August 2005 but this change wasn’t significant. However, due to the high wholesale prices, limited access to co-location and other issues, the unbundling of local loop in Poland has not started yet. However, the new NRA has identified these and other shortfalls and currently runs the proceeding aiming to substantially improve the key reference offers, which will improve the competitive conditions on the fixed line market and will open up the ADSL market for alternative operators.

The Polish mobile market still has not been actively liberalized yet and the existing MVNO licenses are not subject to any commercial deals.

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

Competition

The markets in which we currently operate are highly competitive and increasingly are characterized by price competition. The national public telecommunications operator, Telekomunikacja Polska (owned by France Telecom), still has a dominant market position in Poland. A number of smaller competitors are growing rapidly and are aggressively offering products that are more and more competitive with our own offerings. However, these players focus primarily on the business and corporate segments of the market. Currently, our competitors in the fixed-line telephony market include, among others:

•                  Telekomunikacja Polska S.A., (TP S.A.);

•                  Netia S.A.;

•                  Telefonia Dialog;

•                  Energis Polska Sp. z o.o.;

•                  NOM Sp. z o.o.

On the mass market, Tele2 is the main competitor for the incumbent, TP. Although the prices for all types of calls have declined in the last  few years, there is still room for further price erosion. The incumbent is trying to compete by offering uncompetitive product bundles, bundling free minutes with the monthly subscription (where they still have the monopoly).

Czech Republic

In June 2006, Tele2’s operations in Czech Republic were divested.

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

Competition

Tele2 has no competitor in the residential market other than the incumbent. All other alternative operators are competing solely in the business segment. Czech incumbent Cesky Telecom was recently privatized. The privatization is in the approval process, and the new owner, Telefonica, has 51 % of the shares in Cesky Teleco.

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

Hungary

Legal Framework

The Act of 2003 on electronic communications (the "ECA"), which became effective on January 1, 2004, is the most important act on electronic communications: it lays down the tasks and powers of the Government, the Minister for Informatics and Communications, the National Communication Authority ("NCA") and the Board of the National Communications Authority, Hungary ("NCA Board"). The decisions of the NCA Board are also binding on parties that they are addressed to. According to the ECA, the Government, the Minister of Informatics and Communications and the other concerned Ministers listed in the ECA are mandated to issue decrees on details of the regulation (secondary legislation). Two of the most relevant of these decrees is the government decree on reference offers, network agreements and detailed rules of the related procedures, Government Decree 277/2003 (XII.24.) and the government decree on carrier selection, Government Decree 73/2004 (IV.15.)

Carrier selection and carrier pre-selection have been effective since December 23, 2001. Other remedies applicable according to the European Framework Regulation and the ECA are imposed by the NRA on SMP operators. Fixed incumbent telephony operators are thus designated as SMP operators in several markets (fixed telephony retail markets, fixed origination and fixed termination markets, local loop unbundling, wholesale broadband access market). As a result, incumbent operators are obliged to publish a reference interconnect offer and a reference unbundling offer with transparent processes and cost based tariffs. Mobile operators are designated SMP operators on the mobile termination market, and are also obliged to set cost based termination fees.

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

Interconnection

The ECA also acts as the framework law for interconnection, insofar as it regulates the duties of the service providers concerning interconnection.

According to the provisions of the ECA, every telecommunication service provider with SMP is obligated to enter into negotiations with other service providers and operators based on its reference interconnection offer, which is approved by the NCA Board. Refusal to conclude an interconnection contract may only be based on well-established objective criteria listed in the ECA. Legal disputes concerning interconnection can be resolved in several ways set out in the ECA (NCA Board, court, arbitration).

The reference interconnect offers of the SMP operators recently changed: CPS fees and interconnect charges have been significantly reduced by the NRA. Tele2 Hungary has signed direct interconnection agreements with all fixed incumbent operators.

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

Sales and Marketing

Currently we market fixed-line telephony and dial-up internet focusing on the residential market through our call center and our wide network of sales partners. We use media, as well as special promotions and campaigns, to promote sales of fixed-line telephony and Internet services. We promote ourselves as the price leader for telephony services, providing services of equal quality at a lower cost.

Competition

In Hungary there are five incumbents, with T-Com (majority owned by Deutsche Telecom) being the largest with approximately 79% market share, according to the NCA, followed by Invitel (12%), HTCC (5%), MonorTel (2%) and EmiTel (2%). There are a few alternative operators in the market, but Tele2 is the only one focused on the residential market. There is competition from UPC, the largest cable TV operator in Hungary. They launched 3Play services including VoIP telephony service during 2004, and expanded their offer to the full footprint during 2005.

Infrastructure

We expect that expenditures on infrastructure will principally be on network improvements and modifications designed to accommodate growth in fixed-line telephony. As our customer base grows, we expect to be able to use leased lines sourced from new alternative suppliers with increasingly higher bandwidths and on longer term, low-cost contracts. The current terms of such contracts are two or three years.

Market Area Southern Europe

France

Legal Framework

The Loi de Réglementation des Télécommunications, or LRT, which was adopted in France in 1996, is the principal legislation governing the activities of Tele2 in France. The LRT provided for a complete transformation of the regulatory environment for the French telecommunications industry and full liberalization as of 1998. Its general objectives were to create a framework for a fully competitive telecommunications market, to ensure the provision of universal service and to establish an independent regulatory authority, the Autorité de Regulation des Communications Electroniques et des Postes or ARCEP (formerly Autorité de Regulation des Télécommunications, or ART), which was formed in 1997.

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

In April 2000, the EU directive relating to terminal equipment was put into effect, imposing obligations on network operators to ensure greater access and easier interconnection of networks. Furthermore, a European recommendation on local access enables the French regulator to rule unilaterally on conditions for local loop access, and the ARCEP took two decisions in April and July 2002, which launched competition on ADSL, concerning both retail and wholesale markets. The growth of the ADSL market in France has as a result been strong since 2003, specifically with the development of unbundling networks.

The 2002 European Regulatory Framework was implemented in French law in July 2004. This law is known as Loi sur les Communications Electroniques (LCE). The new LCE is now being implemented with the review of the markets listed in the Directive. The ARCEP has issued its views for most of the markets, and these market analyses are for most of them finished. New obligations are implemented for all markets, except market 15 (mobile) whose analysis has been suspended.

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

On April 16, 1998, our French subsidiary, Téle2 France SAS, was granted a license to establish and exploit a telecommunications network open to the public and to provide telephone service to the public. A one-digit prefix (préfix E) was granted on February 9, 1998, giving Téle2 France SAS the number "4" as a carrier selection code. The license has a term of 15 years, subject to renewal in accordance with the provisions of the LRT.

Interconnection

Any operator authorized by license to operate a public telecommunications network is required to permit interconnection with its network, on public and non-discriminatory terms, to other public network operators and public telephone service providers. Any authorized operator may not refuse a request for interconnection within the terms of the LRT if the terms are reasonable. Interconnection requests are governed by agreements between the parties, which must conform to the requirements of the LRT and its implementing decrees. Market-dominant operators with significant influence over a telecommunications market must fulfill certain supplemental obligations. Primarily, they must publish their technical and pricing terms for interconnection to other operators. The operators that are considered dominant operators are determined annually by the ART after prior consultation with the French Competition Council (Conseil de la Concurrence). The only operator currently considered a dominant operator in the fixed market is France Telecom, but all local loops operators like Free, Neuf Cegetel or Tele2 are also dominant on the market of fixed termination over their network.

Orange (in France Telecom mobile), SFR (Vivendi Group) and Bouygues Telecom have obligations related to their power in the mobile market.

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

Products and services

Since 2002, we have offered the full range of fixed-telephony services (International, National, Local and Fixed to Mobile). Internet dial-up was launched in 2002, and ADSL in mid 2003. An Enhanced Service Provider ("ESP") agreement was signed in April 2005 with Orange. Tele2 France has been offering mobile services  since June 2005.

Sales and Marketing

Tele2 France targets residential and small business customers. Its services are mainly marketed through direct sales, supported by media campaigns.

Competition

Tele2 France's main competitors are the incumbent France Telecom,, NeufCegetel Iliad (One Tel, Free), Alice, Club Internet, Orange.

Infrastructure

Our network in France currently consists of digital switches and digital transmission equipment to interconnect with France Telecom and other operators. This equipment is linked by fiber optic cable, either owned (mainly from our local points of presence to the France Telecom premises) or operated through IRU, long-term and mid-term lease agreements.

Since mid 2005, Tele2 has an agreement with NeufCegetel, giving us full access to their ULL network. The agreement gives Tele2 the benefits of owning a ULL network, without the need to make the capital expenditures.

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

Licenses

On September 15, 1998, the Ministry of Communications granted us a license for the provision of voice telephony services in Italy. The license has a term of 15 years. On March 17, 1999, we transferred the license to our Italian subsidiary, Tele2 Italia S.p.A. The main conditions of the license, all of which have been fulfilled, are:

•                  Coverage of all the provinces of Italy by the end of 2003; and

•                  A commitment to make combined investments in infrastructure of Euro 63,000,000 by the end of 2003.

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

Products and services

We offer a complete range of services in fixed telephony in Italy and in particular we have offered all customers local calls via pre-selection since 2001. Dial up internet was launched in 2002 and ADSL was launched in 2003. During 2006 Local loop unbundling will be launched.

Sales and Marketing

The strategy of supplementing our products and services offerings to our existing customer base and an increased number of preselection customers has created the potential for continuing growth. The ADSL service and local loop unbundling will contribute to further growth.

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

Spain

Legal Framework

The National Regulatory Authority in Spain is composed of the following authorities, each with its own jurisdiction and responsibilities:

•                  The Telecommunications Market Commission (the "CMT") is an independent Agency responsible for (a) arbitrating conflicts between operators, (b) number assignment for the provision of services, (c) safeguarding competition, avoiding discrimination and assigning numbers, (d) overseeing some aspects of the universal service obligations, (e) resolving interconnection conflicts between operators, (f) adopting measures to promote competition, in particular regarding network interconnection/access, pricing policy, and any issues involving the restriction of competition, (g) controlling mergers, changes of control and agreements between operators, (h) defining relevant markets for ex ante regulation, (i) advising and informing the Government and the Minister of Science and Technology on issues affecting the telecommunications market, (j) requesting the intervention of the Minister of Science and Technology (Radio Communications State Agency) to inspect telecommunications equipment in order to determine compliance with radio emission limits, (k) imposing fines, (l) overseeing the register of operators, and (m) any other responsibilities delegated by the Government or the Minister of Science and Technology.

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

•                  The Ministry of Economy is charged with setting SMP retail tariffs, and it approves bonds, discounts and special offers of the incumbent. As well, is charged of the national competition authority (Servicio de Defensa de la Competencia, “SDC”).

•                  The Government.

The Law of Telecommunications partially implements the European "Telecom package" Directives. The Telecom Act is implemented through two main Regulations, the Market and Network Access Regulation and the Universal Service and Authorization Conditions Regulation (Enacted on April 14, 2004).

Market analyses have not been completed. CMT has notified to the European Commission the conclusions of its analysis in most of the markets and the final resolution has been adopted in market 15 with the introduction of Mobile Virtual Network Operator (MVNO) as a remedy.

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

Local loop unbundling penetration is very low, and operators are facing difficulties in deployment. A great number of access conflicts have been submitted before the NRA. Comunitel, the company acquired by Tele2 in July of 2005, was the first operator to provide services based on unbundling local loop and has a large number of its clients based on this access.

Tele2 has used verbal preselect ordering since it was regulated in August 2004. The incumbent is still very aggressive in fixed telephony and it is using same verbal ordering to win back preselected customers, in addition to special price plans and promotions, like bundled offers of line rental and traffic minutes. Tele2 has complained about those practices. Telefonica has recently obtained an authorization for the provision of VOIP and is planning to launch its service this year.

The price of line rental increased again during 2005, for a cumulative increase of 80% since 1998. Tele2 has complained about the lack of a wholesale line rental product and asked for it as a remedy in the analysis of market 8, 1 and 2.

Licenses

Tele2 is licensed to provide all the services that it currently provides and intends to provide in the near future in terms of fixed telephony, Internet access and mobile services (MVNO). Former licenses are still in force under the new Telecom Act, but obligations will be reviewed once the Authorization Conditions Regulation is finally published. Tele2 is duly registered in the CMT public Registry. It also has a license to provide nomadic services.

Interconnection

For fixed-line telephony Tele2 has an interconnection agreement with Telefonica, based on regulated RIO, which is among the first in Europe to use various models like Interconnection per Minute and Interconnection by Capacity. Tele2 uses both systems depending on the actual need in the relevant province or region. Through Comunitel, it has an interconnection with the three mobile network operators.

Tele2 has filed a complaint before the CMT because mobile operators are reluctant to provide access to their networks. We were granted a mobile virtual network operator (MVNO) license (A2) in July 2002, but commercial negotiations have failed. With the new situation after the analysis of market 15, it is hoped that an agreement will be reached during 2006.

Products and Services

Tele2 started in 2001 by providing services for international and long-distance calling for prepaid customers and later expanded to cover all major fixed-line indirect access services. Dial-up Internet service was launched in December 2003. ADSL was launched in November 2004. With the acquisition of Comunitel in 2005, Tele2 launched full ULL services (direct access voice + broadband bundles) as well as expanded its portfolio to SMBs and Corporations offering a wide range of telecommunications solutions ranging from voice and data VPNs to advanced datacenter and outsourcing services.

Sales and Marketing

Tele2 is still strong on the residential fixed telephony market, however Tele2 is moving very fast to broadband and direct access voice by using full ULL over its own recently acquired network. With the acquisition of Comunitel, Tele2 also entered in the business market (SMB & Corporations) accounting for almost half of the total revenues.

Competition

The incumbent (Telefonica) still has a very strong hold on the market, both fixed line and ADSL, and is extremely aggressive. Recently it launched a TV service, thus coming up with a triple play offer. The recent merger of the two main cable operators (ONO and AUNA) has led to a strong rival.

Other significant players are Wanadoo (France Telecom) which has recently acquired Amena thus now holding a GSM license, Ya.com (Deutsche Telecom affiliate), which is only active in the ADSL segment, and Jazztel, which was previously experiencing financial difficulties but with the new management has managed to improve its financials and has a very aggressive growth strategy both in terms of network development and customer intake.

Infrastructure

After the acquisition of Comunitel, existing infrastructures have been added in Spain. Within this new infrastructure is included a broad footprint of 226 DSLAM collocated in Incumbent’ premises to provide direct access voice and data services to corporate and residential markets with almost 40% coverage. A roll-out plan to increase the number of collocations up to close to 400 (almost 60% coverage) in 2006 has already been launched in the last quarter of 2005.

In addition to the access network, an IP network with 41 PoPs all over Spain is also deployed to provide direct VoIP, VPN and Internet Services to end customers. This network is also connected to Incumbent’s data network to provide indirect access adsl services based in wholesale services.

SDH Transmission network is deployed over 2,5Gbps lambda rings and leased lines to provide full control of the services. Dark fiber is used in metro rings to provide connectivity between big hosting centers and different internal PoPs within the same city.

Voice Services are provided through two different technologies; TDM and VoIP. Direct access customers are served by conventional switching facilities or via Soft Switch facilities installed to provide VoIP services. Conventional Digital TDM network is also deployed to provide interconnection services to Incumbent’s network and other local operators.

Switzerland

Legal Framework

A comprehensive new regulatory framework governing telecommunications services in Switzerland was established on January 1, 1998; the Telecommunications Act (Fernmeldegesetz), or FMG. The FMG and implemented ordinances opened domestic and international public fixed-line telephony in Switzerland to full competition.

The Ordinance to the FMG (Fernmeldeverordnung), or FDV, was amended on April 1, 2003 by new articles granting to all telecommunication service providers full access, shared-line access and bitstream access to the ultimate last line to the customer, which has been under Swisscom control. Swisscom has appealed to block these provisions.

The FMG is also under review. The Swiss Parliament has finally reached an agreement in the spring of 2006 for a new FMG. One of the main planned obligations for Swisscom is to resell the "last mile".

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

•                  Price Ceilings on Universal Service. Swisscom may not increase the prices charged for specified universal services above the price ceiling for each service set forth in the regulatory ordinance. The price ceilings limit Swisscom’s ability to rebalance tariffs by increasing prices for services such as line rental or local telephone calls.

•                  Interconnection Prices. Market-dominant service providers must set their prices for interconnection services in a transparent and cost-oriented manner. As of January 1, 2000, such prices must be based on the long-run incremental costs of providing the interconnection service, which may include an appropriate return on capital employed and an amount for joint and common costs. The latest price list of interconnect rates became effective May 1, 2003. Since January1, 2004 the new prices are the subject of an appeal by Tele2.

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

The revision of the Law of 30 April 1997 on Telecommunications (LTC) was accepted by the Federal parliament on 24 March 2006. The new text opens up the way to liberalizing the last mile for all services. As far as high-speed access is concerned, this liberalization is limited to four years, during which the alternative operators must develop their own infrastructure. The statutory decrees are now in preparation. The new law is expected to enter into force in the first quarter of 2007.

It will have the following positive implications for Tele2:

•                  Resale of fixed line rental — consequently less churn

•                  Leased line prices based on LRIC calculation

•                  Full unbundling of the copper lines

Licences

Our Swiss subsidiary was granted a final license on February 9, 1999 to provide the requested fixed-line telephony services. On January 1, 2004, Tele2 received the final GSM 1800 license to provide mobile telephony services. The License has the following conditions:

Coverage (population) timetable:

•                  End 2005: 50% of one of the following cities: Zurich, Geneva, Basel, Bern and Lausanne

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

Products and Services

Mobile Telephony

In 2000, we launched a GSM reselling product in cooperation with Swisscom, giving the Tele2 Mobile network coverage of 98% of the area of Switzerland. Tele2 Mobile offers the use of prepaid cards. These cards can be recharged either by entering a pin code on the mobile handset or by calling a help line. This product will be stopped as per end of May 2006 and be replaced by the Tele2 Mobile solution (see below).

In December 2003, Tele2 was awarded a GSM license in Switzerland. We have and are still building up mobile base stations in the city of Zurich and were able to fulfil the first milestones set by the licence by handling a call in December 2004 and the coverage of 50% of the population of Zurich. Furthermore Tele2 signed a national roaming agreement with TDC in February 06 and will launch within the next months a national campaign.

Fixed-line Telephony

We launched fixed telephony in Switzerland as soon as the market was deregulated in October 1998, and we have been able to take local traffic since April 1, 2002. We are known for our competitive rates, easy-to-understand pricing and for challenging the former monopoly.

In order to further strengthen our market position Tele2 Europe acquired Econophone AG and merged Econophone into Tele2 Switzerland in early 2006.

ADSL

Currently the only way to offer ADSL in Switzerland is by reselling Swisscom’s product, which we have been doing since the end of 2002.

Sales and Marketing

We base our sales activities on telemarketing (contracts via voice recording), stand and door-to-door activities, assisted by up-sale and cross-sale activities. These sales initiatives are backed up by TV, poster, print and direct mail activities. We focus on price and have launched  “Moonlight” price plans, offering free calls at night and highly competitive international rates.

Competition

Apart from the former monopoly (Swisscom), the TDC Company “Sunrise” and Cablecom owned by UPC are our main competitors. The market is highly competitive, where fixed line telephony is heavily substituted by mobile and also recently by voice over TV cable. New price plans are being introduced to the market, many of them with binding periods. As more price plans appear, the more complex it gets for the end customer to make a choice.

Infrastructure

Given our GSM licence we are now investing in building up our own GSM network. Currently we are putting up GSM antennas in and around Zurich as well as in Berne, Lausanne, Geneva and Basel.

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

Although ANACOM’s statutes were not modified by either the Electronic Communications Law (Law 5/2004, of February 10—“2004 Communications Law”), or by the Electronic Commerce Law (Decree Law 7/2004, of January 7), its supervisory powers and particularly its regulatory policy objectives were broadened and it was given the power to impose new harsher penalties for infringements of electronic communications laws. Under the 2004 Communications Law, ANACOM’s regulatory policy objectives may be summarised in two key objectives:

•                  promoting effective competition in the provision of electronic communications network and service provision and rationalizing the use of frequency allocation and numbering resources; and

•                  securing consumer protection, universal access services and privacy protection and acting as a watch dog for some aspects of the e-commerce.

The 2004 Communications Law introduced two very important innovations in respect of ANACOM’s powers and duties:

•                  a consultation and transparency mechanism referred to as the “general consultation procedure”, under which ANACOM will be required to hold public consultations as part of its regular decision making process; and

•                  the empowerment of administrative courts to review the merits of ANACOM’s decisions on appeal. Before the 2004 Communications Law, only appeal courts could review decisions on legal and procedural grounds.

ANACOM’s powers as an independent regulatory agency are relatively new. However, over the last quarter of 2004 it considerably stepped up its supervisory and regulatory activity. ANACOM’s Board of Directors may only be dismissed in very limited circumstances, and after their five-year term they may not be part of the management of any company subject to ANACOM supervision, i.e., any company holding a telecommunications or postal license or registry.

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

•                  Providing data transmission service; and

•                  Providing Internet services (ISP).

Interconnection

The new legislation establishes the principle of freedom of negotiation of interconnection agreements between all operators, notwithstanding ANACOM’s intervention powers. ANACOM may impose access and interconnection obligations on all operators whenever it believes this is appropriate to promote competition and protect the customer, and it may also impose technical and operational interconnection requirements.

Products and Services

From the launch of our fixed telephony service in Portugal in September of 2003, we have offered local, national, international and fixed-to-mobile calls on a nationwide basis. In December of 2004, a dial-up service was launched.

Sales and Marketing

Tele2 targets residential customers and its services are mainly marketed through direct sales and telemarketing, supported by media campaigns.

Competition

Tele2 is an alternative telecom operator in Portugal and its main competitor is the incumbent PT Portugal Telecom.

Market Area UK & Benelux

The Netherlands

Legal Framework

The basic provisions of Dutch telecommunications regulation are laid down in the Telecommunications Act (“Telecommunicatiewet”) of October 19, 1998, as modified on May 19, 2004. The revisions to the Act, based on European Union directives, grant more powers to the regulator Onafhankelijke Post en Telecommunicatie Autoriteit (“OPTA”). OPTA has performed market analysis in the course of 2005, which have resulted in several market analysis decisions as per 1 January 2006. Following these decisions, various remedies have been imposed on both incumbent KPN as on other operators. The market analyses decisions currently subject to appeal procedures, which will take place in the course of 2006. Pending the appeal, the obligations following these decisions remain into force.

Carrier pre-selection (CPS) was implemented in The Netherlands on January 1, 2000. However, CPS for local traffic did not become available until August 1, 2002, while premium rated numbers have become available in March 2006.

The retail prices of the incumbent are required to meet a price squeeze test, i.e. the margin between the retail and wholesale price must be sufficient for an efficient operator to manage to provide a similar service, before the prices will be effective. Following the market analysis decision for the retail market, the price squeeze test has been amended, granting more freedom to the incumbent to introduce potentially non-competitive retail pricing. The revised price squeeze is being appealed by Tele2 (Netherlands) BV and several other market parties. Mobile number portability entered into force on January 1, 1999. Following the market analysis decisions, the incumbent is required to offer Wholesale Line Rental (“WLR”). The regulator, together with market parties and the incumbent, is still in the process of shaping the WLR offer and the accompanying wholesale pricing. WLR is not expected to be operational before 2007.

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

Operators with significant market power in the market for interconnection are required to ensure that interconnection charges are non-discriminatory, transparent and cost-based. As a result, any such operator is required to provide interconnection to its competitors on terms comparable to those afforded to its subsidiaries, divisions and business partners. Every year the regulator reviews the interconnection rates of the incumbent. Following the market analysis decision for fixed termination markets, cost calculations for the incumbent’s terminating access services will be based on a Wholesale Price Cap system, which is a combination of an Embedded Direct Cost (EDC) model and a comparative efficiency analysis (CEA). All other operators having their own fixed network are obliged to set their fixed terminating tariffs based on the principle of delayed reciprocity, following the incumbent’s interconnection tariffs of three years before.

Products and Services

Tele2 (Netherlands) B.V. began offering services in The Netherlands in October 1997. The strategic concentration is on residential fixed-line, mobile and broadband services with limited focus on the Small/Home Office market.

Our interconnect agreement with KPN had a term of three years, from 1997 to 2000, and is automatically extended for consecutive twelve-month periods unless terminated with six-months’ notice. KPN charges interconnection rates based on the distance over which the call travels on its network, the applicable time-of-day tariff and the duration of interconnection.

In August 2001, Tele2 launched the first MVNO in The Netherlands. Tele2 signed an agreement with Telfort, an independent GSM operator in The Netherlands. This service is operated on Tele2’s own GSM equipment to handle calls, roaming, SMS and voice mail.

Tele2 Netherlands launched a dial-up Internet service in August 2003. To be able to further develop Internet services a wholesale ADSL agreement was signed with KPN in December 2004, after which the ADSL consumer product was launched in April 2005. In February 2006 a ‘Dual Play’ (combination of ADSL and Voice-over-IP) product was launched.

Sales and Marketing

Tele2 Netherlands is the country’s largest alternative fixed telephony operator. Eight out of ten Tele2 fixed-line customers have pre-selection. During 2005 Tele2 Netherlands operations focused on selling postpaid mobile services, retention of fixed-line customers and implementing ADSL and VoIP services. Common ways of customer intake include direct sales, direct mailing and telemarketing.

Competition

Our main competitor in the fixed-line market remains KPN although competition is getting more aggressive from cable operators and ADSL offers like UPC, Casema. Bundling of fixed-line subscriptions and voice services is not allowed. On the mobile side, Tele2 Netherlands faces competition from both MNOs and MVNO/ESPs. The latter continue to offer “sim-only” products and Internet-based products (balance info/top-ups available on websites).

Infrastructure

The structure of the Dutch Tele2 network consists of digital switches and digital transmission equipment to interconnect at all 20 Regional Interconnect Points with the incumbent’s (KPN) network.

Acquisition of Versatel

On September 14, 2005 Tele2 Finance B.V. in the Netherlands made a public bid on all outstanding shares and convertible notes of Versatel Telecom International N.V. (Versatel), a public company listed on the Euronext stock exchange in Amsterdam. In October 2005 the bid was declared unconditional and the German operations of Versatel were sold to Apax, as was announced in the in the offer memorandum. Tele2 now holds 80.3% of all outstanding shares and 100% of the convertible notes of Versatel. Versatel and Tele2 are currently in the process of preparing a proposal for a triangular merger among Versatel, Tele2 Finance B.V. and Tele2 Netherlands Holding B.V. which is anticipated to be effectuated in 2006.

Versatel and Tele2 are engaged in legal proceedings with minority shareholders (some investment funds and the Dutch Association of Shareholders). The Enterprise Chamber of the Court in Amsterdam appointed three independent Supervisory Board members to represent Versatel in all transactions with the Tele2 group.

Versatel Telecom International N.V. was founded in 1995 and owns an extensive telecommunication network in the Netherlands and Belgium that uses the latest technologies to provide business and residential customers with voice, data and internet services. Versatel’s network supports all major protocols, including Frame Relay, Asynchronous Transfer Mode (‘ATM’) and Internet Protocol (‘IP’) and consists of proven technical equipment from, amongst others, Cisco Systems, Samsung Electronics and Nortel Networks. The backbone infrastructure constitutes the largest part of the network and extends to all major commercial and population centers in the Netherlands and Belgium, including most interconnection points with other telecommunication network operators and major internet exchanges.

Fiber optic business park rings, city rings and “near overlay sections” as well as DSL infrastructure, ISDN infrastructure and points of presence are all examples of local access extensions that Versatel uses in its markets. Via its own equipment in the central offices Versatel deploys DSL and ISDN based services to end customers in all regions.

Versatel re-branded it’s residential products in the Netherlands and Belgium to the Tele2 brand. The main products sold to the residential market are ADSL, ‘Dual Play’ (combination of ADSL and Voice-over-IP) and ‘Triple Play’ (ADSL, VoIP and Television) services. For the Television product Versatel acquired the rights for broadcasting live soccer games of the Dutch premier soccer league.

The business products remain being sold under the Versatel brand. Main products are Voice (e.g. ISDN 20/30), Data (e.g. IP VPN) and Internet (e.g. Business Internet) services. Versatel sells its products through personal sales, telemarketing and media.

Luxembourg

Legal Framework

The enforcement of telecommunications laws and regulations is carried out by the Luxembourg Institute of Regulation (Institut Luxembourgeois de Régulation, or ILR).

A new package of 4 laws has been implemented on June 30, 2005. They are an adaptation of European Union’s ‘Telecommunication Package’ regulations. The main objectives of these laws are to define the conditions of access to telecommunication networks with the aim of increasing competition, promoting investments and offering more services to the market.

Mobile number portability was introduced in February 2005.

Licenses

The new legislative framework replaces the licensing regime with a lighter notification procedure. This change does not however cancel the requirements set forth to Tango and Tele2 in the licenses received under the previous framework.

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

•                  Provision of four calling plans (prepaid, low subscriber, medium subscriber and high subscriber); and

•                  Provision of 24 hours-a-day and seven days-a-week multilingual (Luxembourgish, French, English and German) customer services free of charge.

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

On February 10, 1999, the Luxembourg regulatory authority granted Tele2’s subsidiary a license with a term of 30 years to provide fixed-line telecommunications services in Luxembourg. The license is renewable for ten-year periods. Significant terms of the license include:

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

Interconnection

Our network in Luxembourg is interconnected with EPT’s, to terminate calls on EPT’s fixed network and on networks of operators with which Tango/Tele2 Luxembourg does not have direct interconnection, and VoxMobile’s to terminate on its mobile network. We have one interconnect agreement with the EPT and one with VoxMobile, which can be terminated on three months’ notice. Interconnect rates are renegotiated every year. We charge a uniform tariff rate for fixed international calls, regardless of whether such calls are made during peak or off-peak hours.

There are different interconnect rates for calls terminating on fixed or on mobile networks. Rates vary if calls are made during peak or off-peak hours. Interconnect rates do not vary for national or international calls.

Products and Services

Tango holds a combined GSM 900/DCS 1800 license and has sold a wide range of services since 1998. UMTS commercial services were launched in June 2004. Tele2 Luxembourg provides a variety of fixed-line telecommunications services. The company has offered fixed telephony since 1999, Internet services since 2000 and ADSL since 2005. Pre-selection customers comprised half of Tele2 Luxembourg’s customer base in 2005.

Sales and Marketing

For both mobile and fixed-line businesses, traditional channels are used, like mass market advertising, promotions through events and Tango shops, with the main focus on the residential market.

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

Belgium

Legal Framework

The basic provisions of Belgian telecommunications regulation are set forth in the new electronic communications Act of 13 June 2005 (“2005 Act”). A separate law deals with the national regulatory authority, the BIPT, that became independent by the law of January 17, 2003. However, following a decision by the Belgian Constitutional court, the Federal government and the French, Flemish and German Communities had to reach a cooperation agreement by the end of 2005, otherwise some of the BIPT competencies under the law of January 17, 2003 would become void. This cooperation agreement has not yet been adopted.

Carrier selection has been in place since January 1, 1998. Carrier pre-selection became compulsory in Belgium on January 1, 2000. The royal decree of March 16, 2000 obliges fixed operators to offer number portability to end-users. Mobile number portability entered into force on October 1, 2002. The 2005 Act created a fund to finance universal telecommunications services. The unbundling of local loop and bitstream access was imposed on SMP operators (i.e. Belgacom) on December 12, 2000. Belgacom must annually publish a Belgacom Reference Unbundling Offer (BRUO) and a Belgacom Reference Offer on Bitstream Access (BROBA). These offers allow for naked ADSL.

Article 9 of the 2005 Act establishes the authorization regime for providers of electronic communications services. Awaiting the adoption of the secondary legislation (i.e. implementation royal decrees), when applicable, existing rights and obligations stated in royal decrees are still valid.

In April 2006, the European Commission has given a last warning to Belgium before initiating infringement proceedings with the ECJ for not having notified one single market analysis nor remedy in the framework of Article 7 of the Framework Directive. Draft market analysis and remedies have been submitted to public consultation on markets 1 to 6, 8 to 12, 16 and 17. In addition to existing SMP obligations, proposed remedies include wholesale line rental and bitstream access for ADSL2+ and VDSL.

Licenses

On March 24, 2000, the Minister for Telecommunications granted to Tele2 Belgium SA a license to provide voice telephony services over the entire Belgian territory and a license to establish and operate a public telecommunication network in the municipalities covered by the geographical license scope. The voice telephony license is granted for 15 years and will be automatically renewed for 10-year periods, unless Tele2 Belgium or the Minister terminates the license by written notice. The network license is granted for an undetermined period of time. No investment or coverage obligations are linked to these licenses. Tele2 Belgium SA fully complies with the terms of its licenses.

Versatel Belgium SA has been granted such voice license on November 9, 1998 and infrastructure license on December 21, 1998. Versatel Belgium SA also fully complies with the terms of its licenses.

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

As a consequence of huge infrastructure investments made by Versatel Belgium SA, the BIPT has granted Versatel on December 7, 2004, the right to charge non reciprocal interconnection termination charges to other operators. Belgacom, the incumbent operator, has appealed the BIPT decision before the Brussels court of appeal. Parties have pleaded the case in January 2006, no judgment has yet been rendered.

Products and Services

Tele2 Belgium offers fixed-telephony and Internet services to the residential population. The operations were launched in January 2003 in Brussels and in July 2003 in the rest of the country. In 2005 to further develop internet services a wholesale ADSL agreement was signed with Belgacom and in August 2005 an ADSL consumer product was launched.

Versatel Belgium offers fixed-telephony and Internet services to the residential population and a range of fixed-telephony, Internet, leased line and VPN services to the business market and carrier services to other carriers, ISP’s(internet service providers) and other resellers.

In November 2005 Tele2 and Versatel jointly launched a product combining ADSL and fixed telephony through Voice over IP on the bitstream network of Versatel. With this product the customers does not need a separate fixed line subscription.

Sales and Marketing

Tele2 and Versatel markets to the Belgian residential population through a mix of telemarketing, direct sales, TV and print media. Versatel uses a number of resellers for its Residential and business products. For Versatel the corporate and carrier service segments are approached by sales managers with an account management structure.

Competition

The main competitors in the residential market are Belgacom (the incumbent), Telenet (a cable operator) and Scarlet. For the business and carrier services the main competitors are Belgacom, Colt and MCI/Verizon and BT.

Infrastructure

The structure of the Belgian Tele2 network consists of digital switches and digital transmission equipment to interconnect at all Regional Interconnect Points with the incumbent’s (Belgacom) network.

The backbone infrastructure constitutes the largest part of the network and extends to all major commercial and population centers in Belgium, including most interconnection points with other telecommunication network operators and major internet exchanges.

Fiber optic business park rings, city rings and “near overlay sections” as well as DSL infrastructure, ISDN infrastructure and points of presence are all examples of local access extensions that Versatel uses in her markets. Via its own equipment in the central offices Versatel deploys DSL and ISDN based services to end customers in all regions.

Acquisition of Versatel

See comments under The Netherlands.

Government regulations

The VAT administration continues to investigate VAT issues regarding call shops at Versatel.

Versatel generated revenues on Post and pre-paid resellers. Most of the pre-paid resellers were allegdly established in other European Countries and as such were invoiced by Versatel without VAT in accordance with the exception foreseen in the Belgian VAT legislation and the Sixth EU Directive. This legal exception foresees this VAT exemption provided the Party to whom Telecommunication services are provided for have their economic activities in this European Country (i.e. are established in this EU Country). The Special VAT Authority in Belgium (BBI) questions the foreign establishment of some of these foreign prepaid resellers and as such questions the VAT exemption applied by Versatel.

Versatel is in worst case exposed to a retroactive application of VAT (21%) + 20% fine as from 2001 and if considered as fraud a fine up to 200%.

In the opening balance of Versatel in the consolidated Tele2 accounts, we have provisioned an amount of 5.6 MEUR. The administration could potentially claim up to 5 million euros of VAT for the years from 2001 to 2005 and up to 10 million euros of fines.

United Kingdom

As of December 16 2005, Tele2 UK (Tele2 UK Communications Limited) has been sold to the CarPhone Warehouse Group PLC, a company incorporated in England.

Ireland

As of December 16 2005, Tele2 Ireland (Tele2 Telecommunications Service Limited) has been sold. to the CarPhone Warehouse Limited, a company incorporated in the Republic of Ireland, a wholly owned subsidiary of the CarPhone Warehouse Group PLC, a company incorporated in England.

Calling Card Ccompany, C3

Legal framework and Licences

Calling Card Company provides prepaid telephony services. CCC Holding BV is the holding company for the C3 group. Telephony services are provided by a PECN provider. Therefore no telecommunications licences are required directly. All interconnections are provided by the  Tele2 Services company. Services are provided across Europe, mainly in the following countries: Ireland, Austria, Belgium, the UK, France, Germany, Spain, Netherlands, Switzerland, Poland, Portugal and Italy.

Products and services

C3 currently offers telephony via prepaid international calling cards, call shops and e-vouchers, as well as a rechargeable international calling card that can be used to make calls from 45 different countries. C3 has launched a mobile service for ethnic customers via the Dutch MVNO and has launched “Mi-Locutorio”, which is a product designed for the call shop market, in Spain. However, not all products will be available in all markets.

Sales and Marketing

Sales are directed via country managers in each country. These managers are responsible for creating new products as well as marketing these products via various channels. These channels include direct advertising via the distributors as well as mainstream advertising using print media. Distributors can also have cards branded as they wish to facilitate increased sales. Dealers are offered commissions on card sales, which vary depending on the type of card as well as the country.

Competition

The group faces intense competition from companies across Europe such as:

•                  IDT

•                  Nomicall

•                  Planet Talk

•                  Lyka Telecom

•                  1st National

•                  Swift Call

•                  Voice Telecom

•                  Vectone

•                  Universalcom

Government regulations

Decisions taken by local VAT Authorities and regulators might effect C3 operations. VAT discussion with German Authorities is ongoing. A provision of 161 MESK has been taken in 2005 of which 110 MSEK has been paid in February 2006 to the German VAT Authorities.

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

Sales and Marketing

Sales are directed from the registered branch office in Luxemburg. The Sales and Marketing division is responsible for creating new products as well as marketing these products via various media channels.

Competition

The group faces competition from companies in the UK such as:

•                  One Tel

•                  Telediscount

•                  Telestunt

•                  IDT

•                  Nomi

•                  Planet Talk

•                  1st National

•                  Swift Call

•                  Voice Telecom

•                  Vectone

•                  Universalcom

Market Area Services

3C Communications

3C Communications (3C) offers integrated solutions for card processing to the hospitality, retail, parking and e-commerce industries. 3C has a presence in 24 countries, with a customer base consisting of 1000 hotels, 650 restaurants/retailers, 900 parking companies and more than 250 e-commerce customers. 3C is the only provider of card processing solutions operating on a global basis and offering standardised solutions around the world.

3C will launch its services in Asia Pacific in 2006 and today 3C is the only provider of integrated card processing solutions incorporating Dynamic Currency Conversion (DCC) in the Hospitality market worldwide.

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

ProcureITright (PIR)

ProcureITright (PIR), acquired during 2002, is a procurement consultant that targets the TIME segment (telecommunications, information, media and entertainment). The company focuses on strategic procurement and procurement of technically complex products and services. PIR offers a complete range of procurement services, which enable the customer to outsource procurement. PIR has sold Proceedo in September 2005. The market for outsourcing procurement services is expected to grow in 2005. PIR works globally and has completed a number of projects in 34 countries in Europe, Asia, Latin America and Africa. Its head office is located in Stockholm.

Radio Components Sweden AB

One of Radio Components’ products is an antenna solution for GSM 1800, which reduces the need for sites by a factor of three to four for coverage build-out. With the acquisition of this company in 2003, Tele2 has helped to secure a cost-efficient build-out in Russia and in areas where mobile rollouts may occur.

UNI2

UNI2 is an IT outsourcing supplier with operations in Sweden, Denmark, Norway, the UK, Luxembourg, Estonia, Latvia and Lithuania. The company, with around one hundred employees, takes responsibility for all or part of the customer’s IT environment and works to standardise and streamline the customer’s business operations. Using centralised automated functions and remote access, UNI2 can reduce the customer’s overall IT costs. UNI2 also offers functional responsibility, which means the Company guarantees that a particular IT function is working. UNI2 has four different areas of service: desktop solutions—operation of PC workplaces, server solutions—operation of servers, system solutions—shared customer applications and security solutions. Security is an important aspect of all the solutions provided by UNI2. The target market is primarily small and medium-sized companies.

Item 4A. Unresolved Staff Comments.

None.

Item 5: Operating and Financial Review and Prospects

This discussion of our results of operations and liquidity and capital resources includes forward-looking statements that involve risks and uncertainties. Our actual results in the future could differ materially from those anticipated in these forward-looking statements. See “Forward-Looking Information” and Item 3: “Key Information—Risk Factors.” Our Consolidated Financial Statements, and the other financial information relating to the Tele2 companies set forth in this section, have been prepared in accordance with IFRS. At transition to IFRS certain exceptions permitted by IFRS 1 has been applied, for additional information see Note 37 of the Notes to the Consolidated Financial Statements. See “—U.S. GAAP—Reconciliation from IFRS to U.S. GAAP.” You should read the following discussion in conjunction with our Consolidated Financial Statements and the accompanying Notes thereto appearing elsewhere in this Annual Report.

Introduction

We believe the telecom market will continue to move towards mobile and broadband services. In order to prosper in this market, we have positioned ourselves to exploit broadband opportunities with key acquisitions and infrastructure access agreements, as well as further investment into own mobile networks in markets where this can be justified, complemented with MVNO agreements in other markets.

Our operating revenue in 2005 amounted to SEK 49,943 million, an increase of SEK 6,910 million, or 16.1%, including (and 14.1% excluding) exchange rate effects, from SEK 43,033 million in 2004. Exchange rate effects amounted to 0.3-3.1% per market area. Organic growth (changes in revenues less acquired and divested operations) was 6.9% including, and 5.1% excluding, exchange rate effects.

We had a total of 30.3 million customers at December 31, 2005. Net customer intake, excluding acquired and divested companies was 3.4 million customers compared with 5.0 million customers the pervious year.

The Group’s ARPU (monthly average revenue per user) was SEK 143 in 2005 compared to SEK 143 in 2004.

Operating profit/loss totaled SEK 3,510 million, compared with SEK 4,318 million in 2004, with an operating profit margin of 7.0% for 2005 compared to 10.0% in 2004.

Net interest expense and other financial items totaled SEK -383 million for 2005 compared to SEK -111 million in 2004. Exchange differences of SEK -198 million for 2005 and SEK -9 million for 2004 were reported under net financial items, of which SEK -124 million relates to exchange differences on intra-group balances, which were previously recognized directly in equity. The previous year’s net financial items included a gain of SEK 171 million from sale of shares in Song Networks. The average interest rate on outstanding liabilities was 3.7% in 2005 compared to 4.4% the same period last year. Profit after financial items amounted to SEK 3,127 million for 2005, compared to SEK 4,207 million in 2004.

Tax on net profit for 2005 and 2004 amounted to SEK -786 million and SEK -779 million, respectively, of which SEK 340 million related to the tax portion of the accumulated losses valued for the first time. The corresponding amount was SEK 1,212 million the previous year. Net profit was SEK 2,341 million in 2005 compared to SEK 3,428 million in 2004. Earnings per share were SEK 5.29 after dilution, compared with SEK 7.73 in 2004.

In 2005, cash flow from operating activities amounted to SEK 5,487 million, compared to SEK 5,876 million for 2004, and cash flow after investments in intangible and tangible assets amounted to SEK 1,847 million, compared to SEK 4,314 million for 2004. Investments (CAPEX) amounted to SEK 3,640 and SEK 1,562 million respectively.

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

Number of Customers

The total number of mobile telephony customers increased by 40% to 11.5 million as of December 31, 2005, compared to 8.3 million as of December 31, 2004. The prepaid card business increased its customer base by 44% to 8.7 million as of December 31, 2005, compared to 6.1 million as of December 31, 2004. Our post-paid business accounted for the remaining 2.8 million customers as of December 31, 2005, compared to 2.2 million as of December 31, 2004.

Our mobile telephony operations in Sweden had 3.6 million customers as of December 31, 2005, an increase of 3% on an annual basis. Nordic accounts for 35% of our group’s mobile telephony customers. Number of mobile telephony customers in Baltic & Russia increased by 73%, accounting for 54% of our group’s total number of mobile telephony customers. UK & Benelux accounts for 7% of our group’s mobile telephony customers.

Our customer base is affected by the level of churn and the level of passive customers. “Churn” refers to subscription terminations that are either voluntary, upon termination by the customer, or involuntary, due to non-payment of bills or because of suspected fraudulent use. “Passive customers” are customers that continue to pay subscription fees but do not use their phones. We generally seek to minimize customer churn by providing strong customer service and high-quality services at competitive prices, as well as through customer loyalty programs and direct customer communication. We believe, based on an independent survey conducted twice every year, that our emphasis on programs intended to promote customer loyalty and our improved coverage have increased customer satisfaction across our operations. Continued customer growth is also dependent on tariff pricing as well as, among other things, general economic conditions, competitive pressures and the quality and coverage of our mobile telecommunications network.

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

We believe that future price levels will be determined primarily by the level of competition in the GSM and UMTS services market, changes affecting underlying costs, increased competition from other technologies and local telecommunications regulators’ decisions on termination fees. See “ —Factors Affecting Expenditures—Mobile Telephony Services—Cost of Services” and Item 3: “Key Information—Risk Factors.”

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

Our fixed-line call charges are either based on a rate per second that varies depending upon the destination and time of the call or a fixed fee per month for unlimited call minutes, again depending on the destination and time of the call. In some markets we also charge a connection fee for each call. The rates which the relevant former monopoly charges its customers are likely to represent the upper limit on the rates we can charge for similar services. Hence, rate reductions by the former monopoly for services offered by us without corresponding reductions in the former monopoly’s interconnection charges could have an adverse effect on our profitability. We believe that downward pressure on rates and interconnection charges is declining.

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

Resale of fixed-line subscriptions

Our source of revenue from resale of fixed-line subscriptions is the monthly fixed fee. As of December 31, 2005, we only offered resale of fixed-line subscriptions in three of the countries in which we operate. As deregulation continues across Europe, we expect to be able to offer this service in more countries, which would affect revenues from resale of fixed-line subscriptions. The number of customers that we can attract in each country and the pricing levels of the fixed fee are also significant factors that affect our fixed-line subscription revenues. Though margins for this product typically are very thin, we expect a positive effect on churn and thus profit levels.

ULL

In the countries where Tele2 has invested into ULL, we take full control of the revenue streams from the customer, including line rental, voice services and data services. Additionally, we capture revenue from termination fees for calls from other operators’ customers that are terminated with our ULL customers.

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

Our costs have risen more slowly than revenues. This is due primarily to the effect of economies of scale, decreases in the interconnect rates payable for mobile calls delivered to other networks and an increase in local mobile-to-mobile calls among mobile telephony customers within our network that do not incur interconnect expenses. Regulatory authorities have indicated that mobile telecommunications operators may be required to reduce mobile interconnection rates in the future. The benefit to us of cost reductions associated with lower interconnection rates payable by us are likely to be offset in part, or possibly exceeded, by reductions in our revenues from incoming traffic.

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

Administrative Costs

Administrative costs include salary and overhead expenditures relating to administrative functions and costs not attributable to other functions. Transcom World Wide, a company owned in part by Förvaltnings AB Kinnevik, performs customer service functions for us in exchange for a service fee that we believe is equivalent to compensation agreed at arm’s length. Because our customer base has been growing significantly, customer services account for an increasing share of the general administrative costs attributable to our mobile telephony services business.

Due to fraud prevention efforts, we have not incurred significant expenses associated with mobile telecommunications customer fraud to date. We also have not made any significant write-offs for bad debt in relation to our mobile telephony business.

Depreciation and Amortization

Depreciation and amortization costs primarily represent depreciation of telephony and office equipment and amortization of licenses, interconnect agreements and customer agreements. We include the portion of depreciation and amortization allocatable to assets employed in operating activities as part of cost of services. Other depreciation and amortization expenses are included in selling and administrative expenses. We allocate substantially all of our depreciation and amortization expenses to assets employed in operating activities.

2.    Fixed-line Telephony and Internet Services

Cost of Services and Revenues

Our cost of services for fixed-line telephony and internet services include the cost of interconnecting to the relevant state-owned or formerly state-owned public telecommunications operator’s networks or to the networks of other local operators, including mobile operators, and the cost of transmission and leased lines. We also include certain costs of production and services personnel in the cost of services. We expect that rates charged by state-owned or formerly state-owned public telecommunications operators will continue to fall, but that these expenses will increase overall, as our fixed-line customer base and total call volumes increase. The level of interconnect costs is an important factor in determining whether it is cost-effective for us to offer certain services. By transmitting calls along our own owned or leased network as far as possible before interconnecting with the network of any other operator for transmission of a call we are able to control, to a certain extent, the level of our fixed-line interconnect costs.

In the countries where Tele2 has invested into ULL, we incur a cost of renting the copper cable of the “last mile” between the local telephone station and the customer.

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

Critical Accounting Policies under IFRS

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with IFRS as adopted by EU. For significant accounting principles see Note 1 of the Notes to the Consolidated Financial Statements.

Choice of accounting principles

When choosing and applying Tele2’saccounting principles, the board and the president have made the following choices:

Reporting of joint ventures

Tele2 reports joint ventures according to the equity method of accounting. Another accepted method is the proportional method, which means that the consolidated balance sheet includes the Group’s share of assets and liabilities in joint ventures as well as any residual value of consolidated surplus value when Group’s accounting principles have been applied. The consolidated income statement includes the Group’s share of joint venture’s revenues and expenses.

Application of the proportional method would increase Tele2’s total assets and liabilities while the net income would be unchanged.

Assessments and estimates

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

No material changes in assumptions and estimated has occurred during the last years except for the write-down in Alpha Telecom in 2005, according to Note 14 of the Notes to the Consolidated Financial Statements, and valuation of deferred tax assets in 2004 and 2005, according to Note 13 of the Notes to the Consolidated Financial Statements.

Valuation of acquired intangible assets

When acquiring businesses, intangible assets are valued at fair value. If there is an active market for the acquired assets, the fair value is defined based on the prices on this market. Since there is often no active markets for these assets, valuation models have been developed to estimate the fair value. Examples of valuation models are discounting of future cash flows and estimates of Tele2’s historic costs to acquire corresponding assets.

Valuation of goodwill

When estimating cash generating units’ recoverable amount for the evaluation of goodwill impairment, the assumption of future values and estimates of parameters are made. These assumptions are presented in Note 14 of the Notes to the Consolidated Financial Statements.

Valuation of property, plant and equipment with a finite useful life

If the recoverable amount falls below the book value, an impairment is recognized. The decision of whether the existing factors indicating that an asset is exposed to an impairment is based on management’s evaluation of future cash flows including discounting factors.

Useful lives for fixed assets

Depreciation according to plan is based on the acquisition value of the fixed assets and estimated utilization period, with the estimated residual value deducted at the end of the utilization period. If technology develops more quickly than expected, or competition, regulatory requirements or market conditions develop differently than expected, this may affect the company’s future assessment of utilization periods and residual values.

Valuation of deferred taxes

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

Valuation of disputes and damages

Tele2 is involved in a number of disputes. For each individual dispute, an assessment is carried out of the most likely outcome, and the results are presented in accordance with this.

Valuation of reserves for doubtful accounts

Receivables are valued regularly and are reported at accrued acquisition value. Reserves for doubtful receivables are based on various assumptions and historical experience.

U.S. GAAP

Reconciliation from IFRS to U.S. GAAP

Our financial statements are prepared in accordance with IFRS as adopted by the EU, which differ in certain significant respects from U.S. GAAP. There are no material adjustments that must be made for the purpose of reporting our net profit for 2005 in accordance with U.S. GAAP. The adjustments amounted to a net amount of SEK 2 million.

Adjustments that must be made for the purpose of reporting shareholders’ equity as of December 31, 2005 in accordance with U.S. GAAP amounted to SEK 8,903 million, of which SEK 6,667 million relates to calculating the share price and the value of net assets when we acquired SEC in 2000 and SEK 3,112 million relates to the reversal of the amortization of goodwill during 2002-2003 due to Tele2s’ transition date to IFRS was 2004 and as goodwill is not amortized under U.S. GAAP from 2002.

The other adjustments to arrive at U.S. GAAP relate to: (i) valuation of acquired loss carry-forwards; (ii) accounting for step acquisitions; (iii) accounting for surplus value of acquisitions; (iv) connection charge; (v) minority share; (vi) other.

A detailed description of the differences and a quantification of their effects can be found in Note 39 of the Notes to the Consolidated Financial Statements.

Critical Accounting Policies under U.S. GAAP

In order to prepare the reconciliation of our consolidated financial statements to U.S. GAAP, the following critical accounting policies require significant judgments and estimates different from those used for IFRS.

Valuation of intangible assets

When assessing impairment of intangible assets with definite life and tangible fixed assets, and to calculate any write-down amount, IFRS mandate that a future discounted cash flow be calculated and compared with the carrying value of the related asset. According to U.S. GAAP, a non-discounted cash flow is calculated to assess the need for any impairment write-down and then a write down to fair value is made if an initial impairment has been indicated. Management has to make certain assumptions and estimates which may have a significant effect on the evaluation of the recoverability of an asset. If the actual outcome varies from these estimates or if Tele2 changes these estimates in the future, this may have considerable impact on the future results.

Revenue Recognition

According to IFRS, connection charges are recognized as revenue when collected at the inception of a contract.

According to U.S. GAAP, for all contracts entered into prior to 2004, connection charges collected at the inception of a service contract were deferred and recognized as revenue over the period in which there is a customer relationship which was approximately three years. Effective for new contracts entered into from January 1, 2004, U.S. GAAP changed in regards to the Group’s accounting for revenue arrangements containing multiple elements which are required to be treated as separate units of accounting as a result of the adoption of Emerging Issues Task Force Issue (“EITF”) No. 00-21 (“EITF 00-21”). Where a revenue arrangement contains multiple elements which are determined to require separate accounting, total revenue under the contract is allocated and measured using units of accounting within the arrangement based on relative fair values.

The application of EITF 00-21 by the Group to revenue arrangements containing multiple elements which are required to be treated as separate units of accounting generally results in the connection charge being recognized as revenue at the inception of the contract, together with any proceeds received pertaining to the delivery of a mobile handset.

EITF 00-21 did not change the Group’s U.S. GAAP accounting for connection charges collected on revenue arrangements which are determined not to contain multiple elements which require separate accounting—that is, the Group continues to defer and amortize connection charges for such arrangements.

Connection charges received on all contracts prior to 2004 continue to be deferred and amortized over the estimated life of the customer relationship. The adoption of EITF 00-21 during 2004 did not have a significant effect on the Group’s consolidated financial position or results of operations under U.S. GAAP.

Effects of New Accounting Pronouncements

U.S. GAAP

A detailed description of new accounting pronouncements under US GAAP can be found in Note 39 of the Notes to the Consolidated Financial Statements.

Consolidated Results of Operations

Acquisitions and Divestitures

During the three years ended December 31, 2005, we acquired shares in a number of companies and, as a consequence, the financial results of many of these companies were consolidated in our financial statements for the first time during that three-year period. The principal consolidated subsidiaries acquired by us during the three years ended December 31, 2005, and the dates on which these entities became consolidated subsidiaries, are set out below.

•                  Tele2 UK and Tele2 Ireland (market area UK & Benelux). In December 2005, we divested all of our shares in Tele2 UK Communication Ltd in UK and Tele2 Telecommunication Service Ltd in Ireland. Tele2 UK and Tele2 Ireland was a consolidated subsidiary up to December 16, 2005. See Item 4: “Information on the Company—Recent Acquisitions and Divestitures—Divestment of Tele2 UK and Tele2 Ireland (UK and Ireland).”

•                  Lipetsk (market area Baltic & Russia). In November 2005, we acquired Lipetsk Mobile CJSC in Russia. Lipetsk became a consolidated subsidiary on November 10, 2005. See Item 4: “Information on the Company—Recent Acquisitions and Divestitures—Acquisition of Lipetsk (Russia).”

•                  OU Trigger Software (market area Baltic & Russia). In October 2005, we divested all of our shares in OU Trigger Software in Estonia. Trigger was a consolidated subsidiary up to October 31, 2005. See Item 4: “Information on the Company—Recent Acquisitions and Divestitures—Divestment of Trigger (Estonia).”

•                  Versatel (market area UK & Benelux). In October 2005, we acquired 80.29% in the public company Versatel Telecom International N.V. in the Netherlands and Belgium. Versatel became a consolidated subsidiary on October 14, 2005. See Item 4: “Information on the Company—Recent Acquisitions and Divestitures—Acquisition of Versatel (the Netherlands and Belgium).”

•                  Comunitel (market area Southern Europe). In September 2005, we acquired 99.96% in Comuntel Globel S.A. in Spain. Comunitel became a consolidated subsidiary on September 31, 2005. See Item 4: “Information on the Company—Recent Acquisitions and Divestitures—Acquisition of Comunitel (Spain).”

•                  Proceedo (market area Services). In September 2005, we divested all of our shares in Proceedo Solutions AB in Sweden. Proceedo was a consolidated subsidiary up to September 14, 2005. See Item 4: “Information on the Company—Recent Acquisitions and Divestitures—Divestments of Proceedo Solutions (Sweden).”

•                  Econophone (market area Southern Europe). In July 2005, we acquired Econophone AG in Switzerland. Econophone became a consolidated subsidiary on July 20, 2005. See Item 4: “Information on the Company—Recent Acquisitions and Divestitures—Acquisition of Econophone (Switzerland).”

•                  Tiscali (market area Nordic). In January 2005, we acquired Tiscali in Denmark. Tiscali became a consolidated subsidiary on January 31, 2005. See Item 4: “Information on the Company—Recent Acquisitions and Divestitures—Acquisition of Tiscali (Denmark).”

•                  UTA (market area Central Europe). In December 2004, we acquired UTA in Austria. UTA became a consolidated subsidiary on December 31, 2004, with no effect on the income statement during 2004. See Item 4: “Information on the Company—Recent Acquisitions and Divestitures—Acquisition of UTA (Austria).”

•                  Tele2 Estonia and Tele2 Lithuania (market area Baltic & Russia). In July 2004, we acquired the remaining 10% of Tele2 Holding AS in the Baltic region, with the result that we now own all the shares in Tele2 Estonia and Tele2 Lithuania. See Item 4: “Information on the Company—Recent Acquisitions and Divestitures—Acquisition of remaining shares of Tele2 Estonia and Tele2 Lithuania”.

•                  Alpha Telecom (market area Southern Europe). In February 2003, we acquired Alpha Telecom in the UK. The subsidiaries of the Alpha Group became consolidated subsidiaries on February 15, 2003. See Item 4: “Information on the Company—Recent Acquisitions and Divestitures—Acquisition of Alpha Telecom (United Kingdom).”

The income statement in 2005 was affected by acquisition of Comunitel and Versatel in September and October 2005. Tele2’s result for 2005 includes operating revenue of SEK 397 million and SEK 942 million related to Comunitel and Versatel respectively, and a net loss of SEK -65 million and SEK-65 million, respectively. The other three acquisitions (Tiscali, Econophone and Lipetsk) are included in Tele2’s operating revenue of SEK 347 million and the net profit of approximately SEK -44 million. Since Tiscali has merged with Tele2 Denmark, only an estimate has been made of how large a share relates to the acquired Tiscali operations. The divested operations, Tele2 UK and Tele2 Ireland, have affected Tele2’s operating revenue for 2005 with SEK 517 million and net profit by SEK -318 million beyond the capital gain of SEK 137 million. The other two divested operations (Proceedo and Trigger) has affected Tele2’s operating revenue by SEK 26 million and net profit by SEK 1 million beyond the capital gain recorded of SEK 10 million.

According to a pro forma analysis for operating revenue, based on if acquired and divested operations during 2005 instead had been acquired and divested January 1, 2005, shows operating revenue for 2005 of approximately SEK 53.4 billion compared with reported revenues for 2005 of SEK 49.9 billion. Additional pro forma figures are stated in Note 16 of the Notes to the Consolidated Financial Statements.

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

Results of Operations for 2005 as Compared with 2004

Operating Revenue

Tele2 had total operating revenue of SEK 49,943 million in 2005, compared with SEK 43,033 million in 2004.

Our total operating revenues are generated from our six market areas. The market area Southern Europe represented 29% of total revenues for our Group in 2005 and the Nordic market area represented 30%.

The contribution of each of our market areas to our total revenues in 2005 was as follows:

	Year ended December 31,
	2004	Net change 2004-2005		2005
		(SEK in millions)
Nordic	13,467	1,607	12%	15,074
Baltic & Russia	3,297	937	28%	4,234
Central Europe	5,058	3,320	66%	8,378
Southern Europe	14,152	106	1%	14,258
UK & Benelux	6,536	870	13%	7,406
Services	523	70	13%	593
Total	43,033	6,910	16%	49,943

Nordic represented SEK 15,074 million affected by one-off items of SEK 134 million related to a dispute with TeliaSonera in Sweden (2004: SEK 13,467 million). Nordic increased by 12%. For the Nordic market area, mobile telephone revenues increased by 14% from 2004 to 2005, and the number of customers, before changed method of calculation according to Note 4 of the Notes to the Consolidated Financial Statements, increased during the same period by 7%. Revenues from fixed telephony and internet increased by 7% in 2005, compared with a decrease of -6% in the number of customers in 2005. The introduction of new products such as Line Rental in Sweden outweighed the negative effect of a declining customer base. Tele2 Sweden is the largest operation in the Nordic market area. Tele2 Sweden has 3.6 million mobile telephony customers.

Baltic & Russia experienced growth of 28%, or SEK 937 million, in 2005. The total number of customers in the Baltic & Russian market area increased by 71% during 2005. Most of the customer growth came from Russia, where a lower ARPU diluted the corresponding effect on revenue growth for the region.

In 2005, Central Europe revenues increased by 66%, Southern Europe increased by 1% and UK & Benelux increased by 13%. The 2005 acquisition of Comunitel and Versatel impacted the operating revenue of 2005 with SEK 397 million and SEK 942 million respectively. Operating revenue for 2005 was also impacted by the UTA operation acquired in the end of 2004. The total number of customers, before changed method of calculation according to Note 4 of the Notes to the Consolidated Financial Statements, in the same period increased by 15% for Central Europe, 3% for Southern Europe and decreased by -3% for UK & Benelux.

The contribution of each of our business area to our total revenues in 2005 was as follows:

	Year ended December 31,
	2004	Net change 2004-2005		2005
		(SEK in millions)
Mobile telephony	11,974	2,698	23%	14,672
Fixed telephony & internet	32,978	4,299	13%	37,277
Cable TV	224	12	5%	236
Other operations	742	117	16%	859
Non-recurring items	-	134		134
Intra-Group sales	-2,885	-350		-3,235
Total	43,033	6,910	16%	49,943

Our total operating revenues are generated from four business areas, of which Fixed telephony & internet represented 70% of revenues for our group and Mobile telephony represented 28% in 2005. CableTV and Other operations represent 0% and 2% respectively of total revenue. Fixed telephony & internet accounted for 60% of total revenue increase in 2005, fuelled by the push into broadband and the acquisitions supporting this strategy. Mobile telephony accounted for 38% of the revenue growth, half of which was generated by our operations in Sweden, Norway and Russia. See Note 4 of the Notes to the Consolidated Financial Statements.

Operating Costs

Total operating costs increased by 20% from SEK 38,784 million in 2004 to SEK 46,524 million in 2005. Operating costs consisted, in 2005, of 64% costs of service sold, 27% selling costs and 9% administrative expenses.

The split of each operating costs in 2005 was as follows:

	Year ended December 31,
	2004	Net change 2004-2005		2005
		(SEK in millions)
Cost of services sold (“CoS”)	24,889	4,812	19%	29,701
Selling & marketing expenses	10,738	1,831	17%	12,569
Administrative expenses	3,157	1,097	35%	4,254
Total	38,784	7,740	20%	46,524

Operating costs in relation to operating revenues was as follows:

	Year ended December 31,
	2004	2005
	(SEK in millions)
Cost of services sold (“CoS”)	58%	59%
Selling & marketing expenses	25%	25%
Administrative expenses	7%	9%
Total	90%	93%

The increased CoS were driven by the market areas where we experienced strong revenue growth. In all of these market areas CoS is influenced by two factors: continually decreasing interconnect and network capacity costs, offset by the steadily increasing volume growth. Selling cost per gross new customer increased in 2005 compared to 2004. We expect this cost to continue to increase as markets mature, and customers become more reluctant to change telecommunications operator, combined with our move towards more complex ULL services.

Administrative expenses for 2005 increased by 35% driven partly by the increased revenue and partly by the acquired companies, whose administrative expenses in relation to revenue was higher than the average Tele2 administrative expenses in relation to revenue.

Other Operating Revenue and Other Operating Expenses

Other operating revenue increased during 2005 by SEK 139 million to SEK 231 million, mainly due to a capital gain of SEK 147 million in 2005 related to the sale of Tele2 UK, Tele2 Ireland, Proceedo and Trigger compared to a sale last year of SEK 26 million of the cable TV operation in Estonia, and increased exchange rate gains from operations of SEK 22 million. See Note 6 of the Notes to the Consolidated Financial Statements.

Other operating expenses remained stable at SEK -40 million in 2005 compared to 2004. This development was mainly attributable to a lower exchange rate loss from operations of SEK 10 million and a higher capital loss of SEK -10 million relating to disposal of fixed assets. See Note 7 of the Notes to the Consolidated Financial Statements.

Results from Associated Companies and Joint Ventures

Profit in associated companies and joint ventures in 2005 decreased from SEK 17 million in 2004 to SEK -100 million in 2005, mainly due to the change from profit to loss of the joint venture Svenska UMTS-nät AB (SUNAB) in Sweden. See Note 8 of the Notes to the Consolidated Financial Statements. In a short term perspective, SUNAB’s revenues from Tele2 and TeliaSonera are set to balance the operating costs and thus achieve a neutral operating cash flow. To the extent SUNAB’s depreciation costs are not matched by corresponding loan repayments, SUNAB will show a negative profit.

Operating Profit

Operating profit was SEK 3,510 million (2004: SEK 4,318 million), a decrease of SEK 808 million, with an operating profit margin of 7.0% (2004: 10.0%).

Depreciation and amortization included in operating profit amount to SEK 2,328 million in 2004 and SEK 2,968 million in 2005. Depreciation and amortization for 2005 are affected by SEK 304 million due to impairment in fixed assets of which SEK 263 million is related to impairment of goodwill in Alpha Telecom. The reason for this impairment was primarily a change in the rate of VAT which resulted in lower margins. Information regarding impairment assumptions and calculations is stated in Note 14 of the Notes to the Consolidated Financial Statements. Depreciation and amortization for 2004 are affected by SEK 378 million due to the tax effect of the year’s valued loss carry-forwards related to acquired loss carry-forwards which at the time of acquisition were valued at zero. This value has reduced the book value of goodwill through Group depreciation/amortization in the income statement. See Note 5 of the Notes to the Consolidated Financial Statements.

The operating profit margin of each of our market areas in 2005 was as follows:

	Year ended December 31,
	2004	2005
	(SEK in millions)
Nordic	22%	19%
Baltic & Russia	14%	11%
Central Europe	-6%	1%
Southern Europe	10%	4%
UK & Benelux	-5%	-7%
Services	6%	1%
Total	10%	7%

The operating profit margin in the Nordic market area decreased from 22.2% in 2004 to 19.1% in 2005. Mobile telephony operating profit margin in the Nordic market area decreased to 27.4% (2004: 32.4%), due to margin pressure on the highly profitable Swedish market. Fixed telephony and internet operating profit margin decreased to 6.0% (2004: 9.6%), depressed by the one-time costs of converting the Swedish fixed line customer stock to Line Rental customers.

Baltic & Russia had a mobile telephony operating profit margin of 12.0% in 2005 (2004: 14.2%), reduced as Russia’s relative weight increases.

Central Europe had a fixed telephony & internet operating profit margin of 1.9% in 2005, compared with 2.2% in 2004. Southern Europe had a fixed telephony & internet operating profit margin of 6.4% in 2005, compared with 10.2% in 2004. The reduction was partly due to margin pressure in fixed telephony in France, and partly due to increased marketing costs for internet services in France. UK & Benelux had a mobile telephony operating profit margin of 2.8% in 2005, compared to 4.3% in 2004. The decline in 2005 was affected by the reduction of the relative weight of highly profitable Tango in Luxembourg partially offset by an improved fixed telephony and internet operating profit margin of -4.2%, compared to -5.6% in 2004, due in part to the decreased exposure to the UK market.

Net Interest Expenses and Other Financial Items

Net interest expenses and other financial items totaled SEK -383 million in 2005 (2004: SEK -111 million), an increase cost of SEK -272 million.

Interest income decreased from SEK 99 million in 2004 to SEK 89 million in 2005. See Note 9 of the Notes to the Consolidated Financial Statements.

Interest costs decreased with SEK 86 million compared with 2004, of which SEK 55 million relates to a non-recurring cost in 2004 related to the expensing of the previous loan facility’s remaining prepaid financing costs, and SEK 28 million relates to decreased interest on loans (-9%). The average interest rate applied to debt outstanding decreased to 3.7% compared to 4.4% for the same period in the prior year. See Note 10 of the Notes to the Consolidated Financial Statements.

Other financial items amounted to SEK -186 million in 2005 compared to a positive amount of SEK 162 million in 2004. The change of SEK -348 million are mainly due to a capital gain from the sale of shares in Song Networks of SEK 171 million in 2004, and increased exchange rate differences cost on financial assets and liabilities of SEK -189 million. See Note 11 of the Notes to the Consolidated Financial Statements.

Profit/Loss after Financial Items

Profit after financial items amounted to SEK 3,127 million (2004: SEK 4,207 million).

Tax on Profit for the Year

Income tax expense on profit for the year amounted to SEK -786 million (2004: SEK -779 million), which was positively affected by SEK 340 million (2004: SEK 1,212 million) related to the tax portion of the accumulated losses valued for the first time.

The weighted average tax rate was 29.3% (2004: 28.4%). The increase compared with previous year is due to the fact that increasingly more subsidiaries in continental Europe with a higher tax rate than the more mature operations in Nordic and Baltic are starting to report positive results. The effective tax rate for 2005 was impacted by a reserve for tax disputes of SEK -162 million and non-taxable gain from sale of shares in subsidiaries of SEK 515 million.

Net profit for the Year

Net profit in 2005 was SEK 2,341 million (2004: SEK 3,428 million). Earnings per share in 2005 were SEK 5.29 (2004: SEK 7.73) on a diluted basis (See Note 23 of the Notes to the Consolidated Financial Statements).

Liquidity and Capital Resources

Our primary sources of liquidity have been cash generated by our operations, mainly from our Swedish operations, but several of our other operations are also generating positive cash flow. Liquidity is also provided by our secured long-term bank loans from external lenders. As of December 31, 2005, we had cash and cash equivalents of SEK 4.0 billion and available liquidity of SEK 8.9 billion after reductions for restricted funds of SEK 0.9 billion and the addition of un-utilized overdraft facilities and credit lines of SEK 5.8 billion. See “—Borrowings”. In the immediate future we anticipate that our primary needs will be investments in the Russian and Croatian operations, expansion of our ADSL and ULL capabilities and in capital expenditures and marketing expenditures in both fixed and mobile business areas in the market areas where we are experiencing the strongest growth.

In 2006 we paid a dividend to an amount of SEK 1.75 per share with respect to the fiscal year 2005 (2004: distribution of SEK 5 per share), or an aggregate amount of SEK 776 million (2004: SEK 2,213 million).

Cash Flow

The following table sets forth certain information about the cash flows of the Tele2 Group for the periods indicated.

	Year ended December 31,
	2004	2005
	(SEK in millions)
Cash flows from operations before changes in working capital	6,228	5,659
Change in working capital	(352)	(172)
Net cash from operating activities	5,876	5,487
Cash flow from investing activities	(3,417)	(11,176)
Cash flow after investing activities	2,459	(5,689)
Cash flow from financing activities	(3,074)	7,395
Net change in cash and cash equivalents	(615)	1,706

Cash and cash equivalents at the end of year	2,148	3,979
of which, restricted funds	365	892

Net cash provided by operating activities decreased by SEK 389 million to SEK 5,487 million in 2005 (2004: SEK 5,876 million). The decrease of SEK 389 million consists of a decrease of SEK 569 million from cash flows from operations, and an increase of SEK 180 million from change in working capital compared with last year. The changes of cash flow from operations are mainly due to increased tax payments of SEK 400 million as a result of improved profits and fully used loss carry forwards. Change in working capital compared with last year, SEK 180 million, is mainly due to increased operating liabilities of SEK 687 million with positive effect on cash flow, but also decreased operating assets of SEK -321 million and material and supplies of SEK -186 million. Change of operating liabilities are very much impacted by the timing of payments of interconnect charges from other operators, and therefore fluctuates between periods.

Cash used in investing activities of SEK 11,176 million (2004: SEK 3,417 million) primarily went toward the acquisition of new businesses and capital expenditures relating to infrastructure. Investing activities in 2005 compared with 2004 increased SEK 7,759 million, mainly due to net acquisition of new businesses of SEK5,680 million and increased investments in intangible and tangible assets of SEK 2,078 million compared with the prior year. See additional information in Note 16 and Note 14 of the Notes to the Consolidated Financial Statements.

Net cash provided by financing activities of SEK 7,395 million (2004: SEK -3,074million) increased SEK 10,469 million in 2005 compared with 2004 mainly due to a new loan facility, but also increased due to dividends paid in 2005 of SEK 1,770 million. See “—Borrowings.”

Borrowings

On October 10, 2005, the existing loan facility was increased from SEK 7.0 billion to SEK 19.1 billion.

In October 2005, Tele2 Sverige AB signed an agreement with a number of banks regarding a loan facility of SEK 19.1 billion, divided into SEK 14.1 billion expiring in November 2009 and SEK 5.0 billion expiring in November 2006 with the opportunity of extending one year at a time. The interest margin of the long-term portion amounts to 25-50 basis points, depending on the debt/equity ratio and on the short-term part amounting to 20 basis points. The loan facility will be used for financing operations and for potential acquisitions. The loan can be used in several currencies, at present USD, SEK, EUR and GBP. The loan facility is guaranteed by a number of banks and financial institutions. See Item 10: “Additional Information—Material Contracts.”

The loan in Banque Invik relates to loans to Tele2’s operation in Russia, Croatia and Turkey. Tele2 has deposited a corresponding amount in Banque Invik. The loan in SEB relates to mobile network investments in Russia.

The following table summarizes our current external interest-bearing indebtedness outstanding as of December 31 of the years indicated.

	December 31,
	2004	2005
	(SEK in millions)
Five-year Bank Facility	3,940	13,412
Banque Invik	300	822
SEB	225	206
Eredivisie CV	—	592
Samsung	—	180
Financial leases	505	450
Other	43	49
Total	5,013	15,711

Of which mature within one year	3,304	6,259

Restrictive Covenants

The five-year loan facility is based on requirements involving the fulfillment of certain key financial ratios. Tele2 expects to fulfill these requirements.

The five year loan facility is based on requirements involving the fulfilment of two financial key ratios;

(1)            total net debt in relation to operating profit before depreciations, amortization and result from associated companies and joint ventures less restructuring costs related to acquisitions, and

(2)            in relation to operating profit before depreciations, amortization and result from associated companies and joint ventures less restructuring costs related to interest expense.

The five-year loan facility entails a certain curtailment of Tele2 Group’s potential to raise other external loans and the potential to provide assets as collateral.

The five-year loan facility also entails some general covenants. The constraints are mainly for negative pledges, disposal of assets, financial indebtedness and acquisitions. The definitions of the constraints are broad and put no material limit on the business of Tele2.

Working Capital and Investments

The following table summarizes the capital resources of the Tele2 Group for the periods indicated.

	Year ended December 31,
	2004	2005
	(SEK in millions)
Change in working capital	(352)	(172)
Capital expenditures(1)	(1,562	(3,640)

Split by Market Area:
Nordic	(427)	(596)
Baltic & Russia	(684)	(1,539)
Central Europe	(156)	(272)
Southern Europe	(119)	(685)
UK & Benelux	(117)	(500)
Services	(59)	(48)
	(1,562)	(3,640)

Split by Business Area:
Mobile Telephony	(1,063)	(1,807)
Fixed and internet	(432)	(1,768)
Cable TV	(7)	(17)
Other Operations	(60)	(48)
	(1,562)	(3,640)

(1)             Not including acquisitions and purchases of assets and shares from Group companies and changes in long-term lending.

We have incurred, and expect to continue to incur, capital expenditures in order to build and expand our operations. The vast majority of our capital expenditures over the past three years have consisted of telecommunications infrastructure costs and the acquisition of licenses. We expect significant investment in the market areas where we are experiencing the strongest growth. The continued build out of GSM networks in our Russian and Croatian operations as well as our investments into ADSL and ULL will necessitate capital expenditures. Lastly, we are continually evaluating opportunities to enhance or expand our telecommunications activities through joint ventures with strategic partners and also through targeted acquisitions, which may require us to commit substantial parts of our cash flow from operations and/or incur additional indebtedness.

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

Mobile Telephony

We plan to expand our mobile telecommunications network in order to meet anticipated growth in the number of mobile customers and to add new services. We anticipate that significant additional investment in our mobile telecommunications networks will be required. Additional expenditures, which consist primarily of dealer commissions and related incentives, will also be necessary to attract new mobile customers. We believe that additional capital expenditures relating to infrastructure will be principally based on projections as to where it would be most profitable to increase capacity and quality of coverage.

In March 2001, we signed an agreement to form a joint UMTS network company with TeliaSonera in Sweden. We decided on the joint venture with TeliaSonera as the most effective way to limit our costs in building the necessary infrastructure and generate a more rapid return on our invested capital. Both we and TeliaSonera can use our existing GSM network as a base upon which to build the new network, reducing the need for new transmitting masts and reducing the environmental impact of the build out. The joint venture is 50% owned by each party, through both equity and guarantees of the financing obtained by the joint venture. During 2005, an agreement was made with a banking consortium to reduce the total loan facility for Svenska UMTS-nät AB from SEK 7 billion to SEK 5.3 billion. We and TeliaSonera each guarantee any amounts outstanding under this loan facility up to the extent of our 50% interest in the joint venture, or SEK 2.7 billion. The joint venture will build and maintain the UMTS network and will own the license. We will continue to compete with TeliaSonera for customers, on the basis of both prices and services offered. The terms of the joint venture were approved by the relevant competition authorities in March 2002.

Fixed-Line and internet

We expect to increase capital expenditures related to ADSL and ULL. Depending on deregulation and market conditions, Tele2 will invest into ADSL and ULL where we expect such investments will generate an adequate return.

Cable TV

The relatively small investments into Cable TV will be directed towards digitalization. This will enable Tele2 to offer not only TV services, but also voice services and data services (Triple play), via the cable TV network.

Contractual Obligations and Commercial Commitments

The following table represents our contractual cash obligations and other commercial commitments as of December 31, 2005:

	Payments Due by Period
Contractual Obligations	Within 1 year	1-3 years	3-5 years	After 5 years	Total
	(SEK in millions)
Liabilities to Financial Institutions	5,812	72	8,549	12	14,445
Other interest-bearing liabilities	447	548	102	169	1,266
Contractual and other commitments	366	—	—	—	366
Operational Leases	1,462	1,043	362	715	3,582
Total Contractual Obligations	8,087	1,663	9,013	896	19,659

As described previously, Svenska UMTS-nät AB, a 50/50 joint venture between Tele2 and Telia Sonera, has entered into a loan facility amounting to SEK 5.3 billion. We currently guarantee utilized amounts under that loan facility up to 50%, or a maximum of SEK 2.7 billion. As of December 31, 2005, our guarantee amounted to SEK 1,475 million (2004: SEK 1,007 million).

We have only contingent liabilities of SEK 163 million besides the guarantee of the loan facility of Svenska UMTS-nät AB. See Note 30 of the Notes to the Consolidated Financial Statements. The Group’s pledged assets of SEK 963 million (2004: SEK 430 million) are mainly restricted cash. See Note 29 of the Notes to the Consolidated Financial Statements.

Tax Loss Carry-forwards

A deferred tax asset is reported for loss carry-forwards only to the extent that it is considered likely that the loss carry-forwards can be utilized against future profits. According to this principle, losses in newly started operations are not offset against profits in more established operations for tax purposes.

Total losses carried forward for the Group as of December 31, 2005, amounted to SEK 17,679 million (2004: SEK 13,275 million), of which SEK 15,053 million (2004: SEK 10,582 million) has been recorded as deferred income tax assets and the remainder, SEK 2,626 million (2004: SEK 2,693 million), is valued to zero. Of the total loss carry-forwards, SEK 1,399 million (2004: SEK 917 million) expires after five years or may continue to apply in perpetuity. See Note 13 of the Notes to the Consolidated Financial Statements.

Tax disputes

In December 2003, we announced that the tax authorities’ review of our financial accounts for 2001 had been completed and that the Swedish tax authorities wished to change our taxation. In 2000, we acquired a majority interest in the listed company Société Européenne de Communication S.A. (“SEC”). Because SEC’s operations were restructured, an external valuation was carried out, and this indicated a fall in value. The operations in SEC were therefore transferred at this reduced value. It was for this realized loss that we claimed a deduction.

The tax authorities’ announcement about changing our taxation was expected, as large sums are involved. However, We considered it remarkable that the assessment was made with the reference that there should not have been an actual fall in the value of SEC, despite the fact that the independent valuation, as well as valuations carried out by analysts and other sector observers at that time, showed that there had actually been a decline in the value of SEC. We decided to request a reinvestigation from the same local tax authority and an explanation of the grounds for their decision, which the tax authorities made in December 2004.

In October 2005 Tele2 submitted a supplementary statement since the tax authorities did not provide their own statement. No information has been presented changing Tele2’s opinion that they fulfill the requirements for submission of evidence. Tele2’s opinion is still that the deduction claimed will be finally approved, and we have now lodged an appeal with the country administrative court.

Loss carry-forwards in Tele2 questioned by the tax authorities with regard to this correspond to a tax effect of SEK 3,910 million. We are of the opinion that the disputes will be settled in our favor, which is why a contingent tax liability has not been recorded for the amount of losses utilized. Nonetheless, we cannot be certain of a favorable result, and our financial results would be adversely impacted by an unfavorable result in this matter.

Other tax disputes involving Tele2 AB amount to SEK 21 million (2004: SEK 183 million) at December 31, 2005. We are convinced that these disputes will be settled in Tele2’s favor and, accordingly, a contingent tax liability has not been recorded for the amount of losses utilized.

Foreign Exchange

Our results are affected by fluctuations in exchange rates. Currently, companies reporting in Swedish kronor account for 21% (2004: 23%) of the Group’s operating revenue. Companies using Euro account for 52% (2004: 52%). See Note 12 of the Notes to the Consolidated Financial Statements.

In telecommunications operations a currency risk arises in connection with international call traffic, since a liability or a receivable is created between Tele2 companies and foreign operators. In mobile telephony these transactions are calculated in SDRs (Special Drawing Rights, a currency substitute) but are invoiced and paid in EUR.

Currency exposure arising as a result of the translation of foreign operations is limited by the Group’s borrowings in currencies that reflect the net investment in these operations. The five-year loan facility is denominated in USD, SEK, EUR and GBP. The currency exposure regarding net investments in foreign operations/subsidiaries is covered and insured in part through a loan facility in the same currency.

Off Balance Sheet Arrangements

Except for the financial guarantee issued for Svenska UMTS-nät AB’s loan facility agreement discussed above in “Contractual Obligations” there are no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

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

Inflation

Management believes that the effect of inflation was not material to our results of operations or financial condition during the two years ended December 31, 2005.

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

Jan Hugo Stenbeck was chairman of our board of directors for nine years, from 1993 to 2002. He was also chairman of Investment AB Kinnevik, Invik & Co AB, Modern Times Group MTG AB, Millicom International Cellular S.A., Metro International S.A. and Transcom WorldWide S.A., each of which is a related party. Mr. Stenbeck passed away on August 19, 2002. Bruce Grant served as chairman of the board of directors of Tele2 from August 2002 to the annual general meeting in May 2003, when a member of our board, Sven Hagströmer, was appointed as the new chairman of the board. At the same time John Shakeshaft and Cristina Stenbeck, the daughter of the late Jan Hugo Stenbeck, were appointed new members, and Lars Wohlin and Pelle Törnberg left the Board. In August 2003, Bruce Grant left the Board. In March 2004, Board member Håkan Ledin passed away, and Jan Loeber was appointed a new member of the Board at the annual general meeting in May 2004. At the annual general meeting in May 2005 John Hepburn was appointed as a new member of the Board. At the general meeting in May 2006 Vigo Carlund was appointed as the new chairman of the board, Mia Brunell, Donna Cordner and Daniel Johannesson were appointed as new Board Members, and Sven Hagströmer and Marc Beuls left the Board.

The members of our board of directors and our executive officers, and their respective years of birth, positions, and years of appointment, are as follows:

Board Members

Name	Position in Tele2	Other Positions	Current Term Expires
Vigo Carlund (born in 1946)	Chairman of the board since 2006. Member of the board since 1995.

Mr. Carlund serves as president and CEO of Investment AB Kinnevik until August 1, 2006, thereafter active as Board member in the company, as chairman of the board of Metro International S.A. and Korsnäs AB, and as member of the board of Millicom International Cellular S.A., Transcom Worldwide S.A., Modern Times Group MTG AB and Invik & Co AB.

May 2007
Cristina Stenbeck (born in 1977)	Member of the board since 2003.

Mrs. Stenbeck serves as chairman of the board of Investment AB Kinnevik and Invik & Co AB, and board member of Metro International S.A., Millicom Interna-tional Cellular S.A., Modern Times Group MTG AB and Transcom Worldwide S.A.

May 2007
John Shakeshaft (born in 1954)	Member of the board since 2003.

Mr. Shakeshaft serves as president of the Financial Institutions of ABN AMRO, chairman of the board of the Alternative Theatre Company Ltd, board member of the Economy Bank NV and Questair Inc., and as member of the Audit Committee of Cambridge University.

May 2007

Name	Position in Tele2	Other Positions	Current Term Expires
Jan Loeber (born in 1943)	Member of the board since 2004.	Mr. Loeber serves as advisor to and chairman of Interxion —SAMI, board member of Newfound Communicaiton Inc., VinoVia B.V. and Interxion Holding B.V.	May 2007
John Hepburn (born in 1949)	Member of the board since May 2005.	Mr. Hepburn serves as adviser to Morgan Stanley (Europe) Ltd, as chairman of the Board of Sportfact Ltd, vice chairman of UKRD Ltd, and as member of the board of Grand Hotel Holding AB	May 2007
Mia Brunell (born in 1965)	Member of the board since May 2006.	Mrs. Brunell will serve as president and CEO of Investment AB Kinnevik as of August 1, 2006. Serves as board member of Invik & Co. AB and CTC Media, a Russian broadcast associate company of MTG.	May 2007
Donna Cordner (born in 1956)	Member of the board since May 2006.	Mrs. Cordner serves as board member of Millicom International Cellular S.A. and consultant for Global Leadership Council; USAID, Private Sector and Partnership, NY	May 2007
Daniel Johannesson (born in 1943)	Member of the board since May 2006.	Mr. Johannesson serves as chairman of the board of Millicom International Cellular S.A., and Carmen Systems AB, and board member of Unibet Plc. UK and Kentor AB.	May 2007

Senior Executives

Senior executives of the operations of Tele2 are as follows:

Name	Position
Lars-Johan Jarnheimer (born in 1960)	President and chief executive officer of Tele2 AB since 1999, and employed since 1992.
Håkan Zadler (born in 1960)	Executive vice president and chief financial officer. Employed by Tele2 since 2000.
Anders Olsson (born in 1969)	Executive vice president, Sales & Marketing coordinator and market area director of Central Europe. Employed by Tele2 since 1997.
Johnny Svedberg (born in 1962)	Executive vice president, chief operating officer and market area director of Baltic & Russia. Employed by Tele2 since 1990.
Niclas Palmstierna (born in 1973)	Market area director of Nordic and president of Tele2 Sweden. Employed by Tele2 since 1999.
Andrea Filippetti (born in 1960)	Market area director of Southern Europe and president of Tele2 Italy. Employed by Tele2 since 2000.
Per Borgklint (born in 1972)	Market area director of UK & Benelux and president of Tele2 Netherlands and Versatel. Employed by Tele2 since 2000.
Fredrik Linton (born in 1966)	Market area director of Services and coordinator for Mergers & Acquisitions. Employed by Tele2 since 2005.
Ene Raja (born in 1964)	Director Customer Servoces. Employed by Tele2 since 1998.
Jan Tjernell (born in 1963)	Director Legal, Regulatory and Purchasing. Employed by Tele2 since 1994.
Karl-Johan Nybell (born in 1968)	Director Product Implementation and New Markets. Employed by Tele2 since 1995.
Roger Mobrin (born in 1968)	Director Billing Operations. Employed by Tele2 since 1995.
Björn Lundström (born in 1965)	Technical Director. Employed by Tele2 since 1991.
Ib Andersen (born in 1955)	Director Carrier Business and Revenue Assurance. Employed by Tele2 since 2000.

Compensation of Directors and Senior Executives

The total aggregate salary and remuneration paid to senior executives for the year ended December 31, 2005, was SEK 60 million (2004: SEK 53 million). In addition to the costs stated, we also incurred costs relating to social security expenses. See Note 34 of the Notes to the Consolidated Financial Statements.

Board of Directors

We paid total board fees of SEK 3.4 million to our directors in 2005, as decided by the annual general shareholders’ meeting in May 2005. Our service contracts with our directors have no provision for benefits upon termination of employment.

President and CEO

In 2005, Lars-Johan Jarnheimer, President and CEO of Tele2, received a fixed salary of SEK 11.2 million (2004: SEK 10.5 million) and a bonus of SEK 3.3 million (2004: SEK 3.3 million). The bonus was based on individualized targets. In addition, the company made a contribution to Mr. Jarnheimer’s defined contribution pension plan in an amount equal to 20% of his fixed basic salary. Mr. Jarnheimer may begin to collect his pension at age 65. The period of notice of termination of Mr. Jarnheimer’s employment when served by the company is a minimum of 12 and a maximum of 18 months. Salary for a period of notification of 12 months would be paid to Mr. Jarnheimer in the event he were to serve notice of termination of employment to the company. Salary and remuneration for our president are determined annually by the board of directors following proposals from the compensation committee. See Note 34 of the Notes to the Consolidated Financial Statements for additional information.

Senior Executives

The “senior executives” group consists of 13 people (2004: 12 people) not including the president. The salaries of these executives consist of a fixed salary and variable bonus. During 2005, these individuals collectively received a fixed salary of SEK 25.4 million (2004: SEK 22.1 million). Their bonuses, which were based on financial benchmarks and individualized targets, totalled SEK 13.2 million (2004: SEK 10.5 million). Our pension plan contributions on behalf of these executives equalled SEK 2.7 million in 2005 (2004: SEK 2.4 million) with SEK 2.4 million (2004: SEK 2.1 million) paid to a defined-contribution plan and SEK 0.3 million (2004: SEK 0.3 million) paid to a defined-benefit plan. These executives may begin collecting their pensions at age 65. The period of notice of termination of employment when served by the company is a minimum of six and a maximum of 12 months. Salary for a period of notification of six months is received if a senior executive serves notice of termination of employment to the company.

During 2005, provision of SEK 14 million (2004: SEK 13 million) was made for bonuses to senior executives and key personnel in the Group. For additional information on executive compensation see Note 34 to the Notes of the Consolidated Financial Statements.

Share and Option Ownership

The following table sets forth information known to us with respect to the ownership of our ordinary shares by each of the members of the board and our senior executives as of December 31, 2005.

	Number of Shares		Percentage
Name	Series A	Series B	Capital	Voting	Number of Options
Board
Sven Hagströmer	—	1,215,000	—	—	—
Vigo Carlund	—	24,191	—	—	—
Cristina Stenbeck	—	—	—	—	—
Marc J.A. Beuls	—	2,820	—	—	—
John Shakeshaft	—	—	—	—	—
Jan Loeber	—	22,500	—	—	—
John Hepburn	—	95,015	—	—	—
Senior executives
Lars-Johan Jarnheimer	—	156,000	—	—	47,100
Håkan Zadler	—	21,000	—	—	47,100
Anders Olsson	—	—	—	—	47,100
Johnny Svedberg	3	27,717	—	—	—
Niclas Palmstierna	—	3,771	—	—	—
Andrea Filippetti	—	—	—	—	—
Per Borgklint	—	—	—	—	—
Fredrik Linton	—	—	—	—	—
Ene Raja	—	—	—	—	—
Jan Tjernell	—	5,412	—	—	—
Karl-Johan Nybell	—	7,804	—	—	47,100
Roger Mobrin	—	—	—	—	—
Björn Lundström	—	—	—	—	—
Ib Andersson	—	—	—	—	—
Total	3	1,581,230	—	—	188,400

As of December 31, 2005, 3 Series A Shares and 1,581,230 Series B Shares were owned either directly or through NC Intressenter by members of our board of directors and our senior executives as a group, representing an aggregate of approximately 0.18% of our voting capital. In addition, as of December 31, 2005, our senior executives held options to acquire 188,400 Series B Shares.

The estate of Jan Stenbeck held 2,742,471 Series A shares at December 31, 2005, representing a 0.6% share of capital and a 3.2% share of votes in Tele2. The estate of Mr. Stenbeck is currently under administration in Luxembourg and Sweden. A notary and an administrator have been appointed in Luxembourg, and an attorney has been elected by the Stockholm City Court as Swedish legal administrator of the estate. The administrators in Luxembourg and Sweden shall consult and inform each other as well as the heirs of any decisions or acts taken regarding the estate. No date has been set for the distribution of the estate.

Options to Purchase Securities

Incentive Program 2002-2007

At the annual general meeting in 2002, it was decided to adopt an incentive program through which current and future key employees could acquire up to 3,312,700 Series B shares after the 2005 share split and redemption process. These persons are to be offered the opportunity, via warrants, to subscribe for Series B shares during a period of three to five years after allotment, at a price equal to the market value of the Series B shares plus 10% at the time of allotment, on condition that they remain employed by the Group. No premium is to be paid. Warrants corresponding to 2,630,378 shares were issued in 2002, with forfeited warrants in 2002-2005 totaling 353,250. In 2005 warrants totaling to 972,307 shares were exercised. On December 31, 2005, we had outstanding warrants corresponding to 1,304,821 (2004: 2,418,428) shares. All of these had a redemption price of

SEK 60.80 per share. Included in above, allotments corresponding to 482,618 shares were implemented in 2002 to a wholly owned Group company to secure future cash flow for social insurance costs, of which 162,187 was exercised in 2005 and 320,431 are outstanding as of December 31, 2005.

Incentive Program 2006-2011

The Extraordinary General Meeting on February 21, 2006 resolved to adopt an incentive program for a maximum of 32 senior executives and key employees in the Tele2 Group, resulting in a combined offering of a maximum of 1,059,000 warrants and a maximum of 2,118,000 stock options. As a result of the acquisition price for 752,000 issued warrants, shareholders’ equity has increased by SEK 7 million in 2006. For each acquired warrant, the participant is entitled to two free stock options, each entitling the holder to subscribe for one new Class B-share. At March 31, 2006, outstanding warrants and stock options related to the 2006/2011 incentive program corresponded to 2,256,000 Class B shares in Tele2 AB. Subscription for Class B shares through the warrants may take place during February 25 — May 25, 2009. The stock options run over approximately five years and can be exercised three years from allotment, at the earliest. The subscription price for the warrants and the exercise price for the stock options is SEK 94.80, corresponding to 110% of the average last trading price for Tele2’s Class B share during the period from February 22 to March 7, 2006.

Nomination Committee

The Nomination Committee is a body of the annual general meeting (AGM) that prepares the Meeting’s recommendations on appointments with the aim of creating a good basis for the Meeting’s consideration of these issues. The Nomination Committee’s tasks include making an evaluation of the Board’s composition and work; submitting proposals to the AGM regarding the election of directors of the board and chairman of the Board; preparing proposals regarding election of auditors in cooperation with the Audit committee, when necessary; preparing proposals regarding fees to the directors of the board and to auditors, as well as preparing proposals of chairman for the AGM.

The principles for appointing members for the company’s Nomination Committee were determined at the AGM 2006. The Nomination Committee which will consist of at least three representatives of larger shareholders, will be formed during September 2006 in consultation with the largest shareholders in the company at that time. Cristina Stenbeck will act as the convenor of the Committee.

Remuneration Committee

The Board appoints the chairman and members of the Remuneration Committee. The work of the compensation committee includes remuneration principles, including suggestions of incentive programs, and other terms of employment for the CEO and other senior executives in the Group. At a statutory meeting of the Board following the annual general meeting held on May 10, 2006, Donna Cordner, Vigo Carlund and Mia Brunell were appointed members of the compensation committee, with Donna Cordner as chairman of the committee.

Audit Committee

The Audit Committee’s main tasks is to relieve and assist the Board in its supervision and review of the internal and external audit process as well as to review and ensure the quality of the company’s financial reporting. Besides the supervision of the financial reporting and audit, the committee has been monitoring the company’s internal control functions. At a statutory meeting of the Board following the annual general meeting held on May 10, 2006, John Shakeshaft, John Hepburn and Jan Loeber were appointed members of the audit committee, with John Shakeshaft as chairman of the committee.

Employees

During 2005, we had an average number of 3,909 employees. We believe that relations with our employees are good. The following table sets out the average number of employees in each market area for the past three years.

	Year ended December 31,
Market Area	2003	2004	2005
Nordic	1,024	973	975
Baltic & Russia	1,318	998	1,027
Central Europe	166	188	576
Southern Europe	137	140	360
UK & Benelux	298	251	538
Services	331	378	433
	3,274	2,928	3,909

Item 7: Major Shareholders and Related Party Transactions

Major Shareholders

As a result of substantial direct and indirect shareholdings by the Jan Hugo Stenbeck estate in the Tele2 Group, Investment AB Kinnevik Group, Invik & Co AB Group, Invik & Co AB Group, Transcom Worldwide Group, Millicom Group, Modern Holdings Inc Group, MTG Group, Metro Group, Viking Telecom Group and other companies, this estate has the potential to exert considerable influence on financial and operational decisions regarding activities by these companies. Tele2’s associated companies and joint ventures and the companies listed above are regarded as related parties to Tele2.

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

As far as we are aware, we are neither directly nor indirectly owned or controlled by another corporation or any government, and there are no arrangements in place, the operation of which may result in a change in control of us. However, Investment AB Kinnevik may, given the size of its holding of our shares and the other relationships described below, be deemed to control us. Except as set forth below, we are not aware of any persons who own more than a 5% voting interest in us. The table below sets forth certain information regarding the holdings of our Series A Shares and Series B Shares as of December 31, 2005.

	Number of Shares		Percentage at December 31, 2005(1)
Identity of Person or Group	A Shares	B Shares	Capital	Votes
Investment AB Kinnevik(2)	33,830,229	91,651,296	28.3	49.8
EMESCO(3)	7,365,000	2,251,137	2.2	8.8
Jan H. Stenbeck (Estate)(2)	2,742,471	—	0.6	3.2

(1)           Based on 46,549,989 Series A shares and 397,102,843 Series B shares outstanding after the 2005 share split and redemption (excluding warrants), with 465,499,890 and 397,102,843 votes, respectively.

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

Shareholder Information

As of December 31, 2005, 443,652,832 shares were issued, including 46,549,989 Series A shares and 397,102,843 Series B shares, excluding warrants. During the year, 2005, 972,307 Series B shares were issued due to exercised warrants related to incentive program 2002-2007. During 2006 additional 547,186 Series B shares were issued due to exercised warrants related to the same incentive program.

At our annual general meeting in may 2006, our shareholders voted to allow reclassification from Series A shares to Series B shares during the period May 30, 2006 up to June 13, 2006. The board of directors was also authorized to pass a resolution on one or more occasions for the period up to the next Annual General Meeting on purchasing so many Serie B shares that the company’s holing does not at any time exceed 5 percent of the total number of shares in the company. The share price interval registered at that time, where share price interval means the difference between the highest buying price and lowest selling price. Further, the Board of Directors was authorized to pass a resolution on one or more occasions for the period up until the next Annual General Meeting on transferring the company’s own Class B shares on the Stockholm Stock Exchange or in connection with an acquisition of companies or businesses. The transfer of shares on the Stockholm Stock Exchange may only occur at a price within the share price interval registered at that time.

The Extraordinary General Meeting on February 21, 2006 resolved to adopt an incentive program for a maximum of 32 senior executives and key employees in the Tele2 Group, resulting in a combined offering of a maximum of 1,059,000 warrants and a maximum of 2,118,000 stock options. As a result of the acquisition price for 752,000 issued warrants, shareholders’ equity has increased by SEK 7 million in 2006. For each acquired warrant, the participant is entitled to two free stock options, each entitling the holder to subscribe for one new Class B-share. At March 31, 2006, outstanding warrants and stock options related to the 2006/2011 incentive program corresponded to 2,256,000 Class B shares in Tele2 AB. Subscription for Class B shares through the warrants may take place during February 25 — May 25, 2009. The stock options run over approximately five years and can be exercised three years from allotment, at the earliest. The subscription price for the warrants and the exercise price for the stock options is SEK 94.80, corresponding to 110% of the average last trading price for Tele2’s Class B share during the period from February 22 to March 7, 2006.

At the annual general meeting in May 2005, our shareholders approved a 4:1 share split, comprising three ordinary shares and one so-called redemption share, in combination with a mandatory redemption procedure through which the redemption shares were to be redeemed for a payment of SEK 10 per share. The decision meant that a total of some SEK 1.5 billion was distributed to shareholders in June 2005. After the share split, the par value of a share, irrespective of class, became SEK 1.25. In order to achieve a time efficient redemption procedure without requiring court approval, the annual general meeting decided to amend the Articles of Association to allow for a new class of shares to be introduced, class C shares, and to issue no more than 147,560,175 C shares. The new C shares have been subscribed for by a securities company at a subscription price equal to the par value of the shares. The C shares were redeemed for an equivalent amount adjusted with interest, and an amount equivalent to the reduced share capital was transferred to the company’s reserves.

During 2004, Tele2 reclassified 18,519,423 A shares to 18,519,423 B shares as per the decision made at the annual general meeting in May 2004. See Note 23 of the Notes to the Consolidated Financial Statements.

As of April 28, 2006, there were 1,803 registered shareholders of our Series A shares and 46,628 registered shareholders of our Series B shares with addresses in Sweden. The Swedish shareholders collectively held 43,556,339, or 93.6%, of our Series A shares and 283,790,967, or 71.4%, of our Series B shares as of April 28, 2006.

As of April 28, 2006, 14 registered shareholders with addresses in the U.S. held an aggregate of 33,570, or 0.1% of our Series A shares and 196 registered shareholders with addresses in the United States held an aggregate of 37,648,410, or 9.5% of our Series B shares.

We terminated our ADR deposit agreement with The Bank of New York (the “Depositary”) on April 25, 2005. As o April 25, 2006, the Depositary was entitled to sell any remaining deposited securities and hold uninvested the net proceeds of any such sale, together with any other cash then held by it, for the pro rata benefit of the holders of ADRs which had not yet been surrendered.

Related Party Transactions

As a result of substantial direct and indirect shareholdings by the Jan Hugo Stenbeck estate in the Tele2 Group, Investment AB Kinnevik Group, Invik & Co AB Group, Transcom Worldwide Group, Millicom Group, Modern Holdings Inc Group, MTG Group, Metro Group, Viking Telecom Group and other companies, this estate has the potential to exert considerable influence on financial and operational decisions regarding activities by these companies. Tele2’s associated companies and joint ventures and the above companies are regarded as related parties to us. Business relations between us and all related parties are conducted on commercial terms and conditions.

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

Operational Agreements

We supply telephony and data services subject to principles based on commercial terms to related parties. We are also one of two turnkey contractors for planning, expansion and operation in the joint venture Svenska UMTS-nät AB’s 3G-network. For additional financial and other information regarding our obligations with regards to related parties, see Note 38 of the Notes to the Consolidated Financial Statements.

Item 8: Financial Information

Consolidated Statements and other Financial Information

See Item 17: “Financial Statements.”

Dividends and Dividend Policy

Our income is principally derived from the operations of our subsidiaries and associated companies and joint ventures. Shareholders’ agreements also impose limitations on our ability to pay dividends.

In 2006 we paid a distribution equivalent to an amount of SEK 1.75 per share in respect of the fiscal year 2005 (2004: SEK 5.00 per share, of which SEK 1.67 is a cash payment and SEK 3.33 due to a 4:1 share split and redemption procedure), or an aggregate amount of SEK 777 million (2004: SEK 2,213 million).

We may pay dividends in the future, although the payment of future dividends in any given year will depend on our earnings, financial condition and business prospects in addition to other factors relating to our business. Dividends in respect of a fiscal year, if proposed by our board of directors and if approved by our shareholders at the annual general meeting of shareholders after the end of such fiscal year, will be payable following the receipt of such approval. Under Swedish law, no dividends may be paid in respect of a fiscal year as to which audited financial statements have not been adopted by the annual general meeting of shareholders. Dividends may not, except in limited circumstances, exceed the amount recommended by the board of directors and may only be paid from funds available for dividends. Under the Swedish Companies Act, dividends to shareholders may not exceed the parent company’s restricted equity. There are also limitations that need to be considered such as the nature and size of the business and risks in the group related to equity, liquidity, need to strengthen the balance sheet and the group’s financial situation in general.

Any dividends may be subject to Swedish withholding tax. See Item 10: “Additional Information—Taxation.”

Legal Proceedings

In December 2003, we announced that the tax authorities’ review of our financial accounts for 2001 had been completed and that the Swedish tax authorities wished to change our taxation. In 2000, we acquired a majority interest in the listed company Société Européenne de Communication S.A. (“SEC”). Because SEC’s operations were restructured, an external valuation was carried out, and this indicated a fall in value. The operations in SEC were therefore transferred at this reduced value. It was for this realized loss that we claimed a deduction.

The tax authorities’ announcement about changing our taxation was expected, as large sums are involved. However, We considered it remarkable that the assessment was made with the reference that there should not have been an actual fall in the value of SEC, despite the fact that the independent valuation, as well as valuations carried out by analysts and other sector observers at that time, showed that there had actually been a decline in the value of SEC. We decided to request a reinvestigation from the same local tax authority and an explanation of the grounds for their decision, which the tax authorities made in December 2004.

In October 2005 Tele2 submitted a supplementary statement since the tax authorities did not provide their own statement. No information has been presented changing Tele2’s opinion that they fulfill the requirements for submission of evidence. Tele2’s opinion is still that the deduction claimed will be finally approved, and we have now lodged an appeal with the country administrative court.

Loss carry-forwards in Tele2 questioned by the tax authorities with regard to this correspond to a tax effect of SEK 3,910 million. We are of the opinion that the disputes will be settled in our favor, which is why a contingent tax liability has not been recorded for the amount of losses utilized. Nonetheless, we cannot be certain of a favorable result, and our financial results would be adversely impacted by an unfavorable result in this matter.

Other tax disputes involving Tele2 AB amount to SEK 21 million (2004: SEK 183 million) at December 31, 2005. We are convinced that these disputes will be settled in Tele2’s favor and, accordingly a contingent tax liability has not been recorded for the amount of losses utilized

In January 2000, we made an application to the Post och Telestyrelsen (“PTS”) that it decide that: (1) TeliaSonera, in its capacity as transit operator, should remunerate us for all traffic that TeliaSonera transits through its network for termination on our mobile network from other Swedish operators with which we did not have interconnect agreements at such time; and (2) that the remuneration be determinable at fair market value. PTS ruled in our favor in respect of both claims. The ruling also sets forth that the rates charged by us for the termination of calls on our mobile network may not exceed an amount equivalent to 10% above the cost-oriented fee that Telia Mobile was allowed to charge for terminating calls on its network. We appealed this decision, requesting the court to determine that we have the right to charge an amount equivalent to market rates when terminating calls on our network and that such market rates should not be linked to the cost of a competitor for producing similar services. The Administrative Court ruled in our favor. Both the PTS and TeliaSonera appealed this decision to the Administrative Court of Appeal. The Administrative Court of Appeal ruled in favor of Tele2 in regard of (1) above, but due to a formal error of the PTS during its proceedings the court sent part (2) of the case back to the PTS for correction. There are now several cases regarding different time periods pending at the PTS and in court regarding what price Tele2 is allowed to charge for terminating calls on its mobile network, i.e. what is a fair market price.

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

Tele2 is a party to legal proceedings as a result of our normal business operations. As these proceedings can be complex, it may be difficult to predict their outcome. An unfavorable result can have an extremely negative effect on our business operations, operating profit or financial position. .

In 2005 Tele2 provided SEK 161 million related to a VAT-dispute in he prepaid card operations. The dispute relates to the period 2003 until the first quarter of 2005 and the provision correspond to the estimated probable outcome, which is estimated at 75% of the maximum worst case outcome.

Telecom Italy has sued Tele2 for damages for EUR 200 million which the company claims it has suffered due to misleading marketing by Tele2. The claim has been made jointly against Tele2 Italy S.p.A. and Tele2 AB, since Tele2 Italy, according to Telecom Italia, has acted on instructions from Tele2 AB. Tele2 disputes the claim. Even if Telecom Italia should succeed, Tele2 believes that the damages will only result in a fraction of the amount claimed.

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

On January 24, 1997, our ADSs, began trading on NASDAQ. The Bank of New York was the depository of our ADSs, which traded on NASDAQ under the symbols “TLTOA” and “TLTOB”. On April 8, 2005, we delisted our American Depositary Shares from the NASDAQ national exchange in the United States. ADSs representing our Series A shares and Series B shares therefore no longer trade publicly in the United States. The decision to delist was based on the fact that the costs of listing outweighed the limited benefits of remaining listed on NASDAQ. Of our total traded volume during 2004, less than 0.1% was on NASDAQ. The last trading day for our ADSs on NASDAQ was April 8, 2005.

We terminated our ADR deposit agreement with The Bank of New York (the “Depositary”) on April 25, 2005. As of April 25, 2006, one year from the termination date, the Depositary was entitled to sell any remaining deposited securities and hold uninvested the net proceeds of any such sale, together with any other cash then held by it, for the pro rata benefit of the holders of ADRs which had not yet been surrendered. All fees charged to the shareholders by the Depositary for the termination of the Tele2 ADR facility have been paid by Tele2.

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

The following table sets forth the range of high and low closing prices for the common shares on the Stockholmsbörsen for the periods indicated.

		Series A Shares		Series B Shares
		High	Low	High	Low
		(SEK)		(SEK)
2001	Whole year	152.83	66.00	163.33	75.50
2002	Whole year	96.33	42.00	104.83	40.67
2003	Whole year	133.33	72.00	135.00	72.33
2004	First quarter	138.33	114.00	140.83	114.67
	Second quarter	124.17	103.33	123.83	104.83
	Third quarter	109.67	88.17	109.33	87.17
	Fourth quarter	94.33	77.33	93.17	74,83
2005	First quarter	90.67	79.00	89.83	79.67
	Second quarter	83.33	70.25	83.50	68.50
	Third quarter	89.00	71.50	87.50	69.00
	Fourth quarter	89.25	74.75	86.75	73.50
2006	January	87.25	81.25	85.50	79.50
	February	92.00	83.00	91.00	81.50
	March	98.75	86.00	98.00	84.50
	April	98.25	92.25	98.00	91.25
	May	93.50	72.00	93.00	71.50
	June(1)	81.00	74.25	81.50	72.25

(1)           The price range set forth for June 2006 covers the period between June 1 and June 12.

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

General

We are registered in Sweden, No. 556410-8917, with the Swedish Companies Registration Office (Bolagsverket). Our principal objectives are set out in full in Clause 3 of our articles of association and include managing the transmission of mobile and fixed telephony and similar businesses.

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

Issuance of Shares

We have issued class A shares and class B shares. Each class A share carries 10 votes, and each class B share carries one vote. Neither of these classes of shares provide for any preference over the other class of shares as regards the assets or profits of Tele2. Our articles of association provide for the possibility to issue another class of shares, class C shares. No class C shares have been issued..

Meetings of Shareholders

According to the Swedish Companies Act, a shareholder’s right to take part in decisions related to our affairs is exercised at the general meeting of shareholders.

Annual general meetings shall be held within six months of the end of each financial year and will consider statutory accounts and reports, disposition of profit or loss, discharging the directors and the managing director from liability, electing directors and, if applicable, auditors and related matters. We must provide four to six weeks’ notice of our annual general meetings and two to six weeks’ notice of our extraordinary general meetings. We must provide four to six weeks’ notice of an extraordinary general meeting if the articles of association are to be amended at such meeting. Notice of a general meeting of shareholders shall be made by announcement in Post- och Inrikes Tidningar and in Svenska Dagbladet. Extraordinary general meetings may be held when the board of directors considers appropriate and must be held upon written request by the auditors or by shareholders representing at least one-tenth of all of our issued shares.

Under Swedish law, a shareholder may attend and vote at a general meeting in person or by proxy. Shareholders wishing to vote by proxy may submit their own forms of proxy to us. A form of proxy, which must be signed and dated, cannot be valid for more than one year from the date of issue. Our articles of association provide that a shareholder must give us notice of his intention to attend the general meeting not later than the date specified in the notice convening the meeting. Under Swedish law, a person designated on the register of shareholders as a nominee is not entitled to vote at a general meeting. To be entitled to vote, a beneficial owner whose shares are registered in the name of a nominee must arrange to have the shares registered in his or her own name on the register of shareholders not later than on the fifth day prior to the date of the meeting and also notify us. A shareholder may bring advisors to a general meeting, however the shareholder shall have notified the company of the number of advisors that shall attend the meeting. Our articles of association does not provide for a possibility to collect proxies at the company’s expense.

Resolutions are passed by a simple majority of the votes cast, except in certain circumstances provided by law, including, but not limited to:

•                  A resolution to amend the articles of association requires a majority of at least two-thirds of the votes cast as well as at least two-thirds of the shares represented at the meeting;

•                  A resolution to amend the articles of association that reduces any existing shareholder’s rights to profits or other assets, restricts the transferability of issued shares or alters the legal relationship between issued shares, normally requires the unanimous approval of the shareholders present at the meeting and that the present shareholders represent at least nine-tenths of all shares issued;

•                  A resolution to amend the articles of association for the purpose of limiting the number of shares which a shareholder may vote for at a general meeting, or requiring us to retain a larger amount of the net profit than required by the Swedish Companies Act, or amending shareholders’ rights in a winding-up of Tele2, normally requires the approval of shareholders representing at least two-thirds of the votes cast and at least nine-tenths of the shares represented at the meeting; and

•                  A resolution to change the company from a public to a private company requires the unanimous approval of the shareholders present at the meeting and that the present shareholders represent at lease nine-tenths of all shares issued.

Special rules also apply for voting in connection with a reduction of share capital, mergers or the disapplication of preemption rights (see “ —Preferential Rights to Subscribe for Shares”).

The Swedish Companies Act stipulates, in addition to the rules in the articles of association, that a written notice must be sent to each shareholder whose address is known to us when a general meeting is convened to deal with, inter alia, amendments to the articles of association as described under the second and third bullet points above or with the commencement or discontinuance of our winding -up.

There are no limitations under Swedish law or under our articles of association on the right of foreigners to hold or vote our shares.

Dividends

Decisions regarding payment of dividends are made by the general meeting of shareholders. Our articles of association stipulate that all classes of shares carry equal rights regarding entitlement to dividends, assets and capital distribution. The Swedish Companies Act stipulates that interim dividends are not permitted. The Companies Act furthermore stipulates that owners of not less than one-tenth of all shares have the right to in some situations demand the distribution of limited dividends.

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

Preferential Rights to Subscribe for Shares

Under the Swedish Companies Act and our articles of association, existing shareholders have preferential rights to subscribe for new shares, convertible debt instruments or similar instruments issued for cash in proportion to their existing holdings unless the articles of association provide otherwise or the annual general meeting deciding on the issue stipulates that the shareholders shall not have such preferential rights. There is however no liability upon the shareholders for further capital calls by the company set out in the articles of association or in the Companies Act. A decision by the general meeting on a share issue deviating from the shareholders’ preferential right requires approval of shareholders representing at least two-thirds of the votes cast as well as at least two-thirds of the shares represented at the meeting. Our articles of association do not limit the shareholders’ preferential rights to subscribe.

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

The 1991 Swedish Financial Instruments Trading Act (lag 1991:980 om handel med finansiella instrument) also provides that when a natural person or legal entity acquires or disposes of shares in a Swedish limited liability company which has issued shares that are registered on a securities exchange situated or operating in one or more European Economic Area Countries, or shares that without being registered are listed on a securities exchange or authorized marketplace in Sweden, and following that acquisition or disposal the proportion of voting rights held reaches, exceeds or falls below one of the thresholds of 10%, 20%, 33 1/3%, 50% or 66 2/3%, that person shall notify both the company and such stock exchange in writing or if the shares are not listed in Sweden, the Swedish Financial Supervisory Authority (Finansinspektionen) within seven calendar days of the acquisition or disposal.

The Swedish Act Concerning Reporting (Obligations for Certain Holdings of Financial Instruments lagen 2000:1087 om anmälningsskydighet för vissa innehav av finansiella instrument) calls for a person holding an insider position, that is a person deemed to enjoy especially good conditions to obtain access to confidential information regarding the company, to report in writing to the Financial Supervisory Authority the shareholdings and other financial instruments in the company held by him and by closely affiliated natural or legal entities. Changes in such holdings must also be reported to the Financial Supervisory Authority within five days of the change. Where the change relates to closely affiliated persons, the report must be made within five calendar days from the date on which the insider became aware of the change. Stock market companies are obliged to report to the Financial Supervisory Authority the identity of persons in the company and its subsidiaries who hold insider positions. The report must be received by the Financial Supervisory Authority within 14 calendar days from the date on which the insider position arose.

A party holding less than 30% of the total number of voting rights in a Swedish publicly listed company, which then, by way of purchase, subscription, conversion or other form of acquisition of shares in the company alone, or together with an affiliated party, reaches or exceeds 30% of the total number of voting rights in the company, is required, pursuant to the NBK Rules Concerning Public Offers for the Acquisition of Shares (2003) to offer to acquire all outstanding shares and other securities issued by the company. There are exemptions and modifications of this mandatory bid rule that apply to shareholders who already owned shares in excess of the 30% threshold as of the date the mandatory bid rule was introduced. Furthermore, the Swedish Securities Council (Aktiemarknadsnämnden) may, upon application by a shareholder, grant exemptions from the mandatory bid rule.

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

As a public company, if we hold our own shares, we may either reduce the share capital and cancel the shares or sell the shares to someone else. If we buy or sell our own shares, we must notify the stock exchange or the marketplace where the shares are listed, and announce the information through two established news agencies and at least three newspapers that circulate throughout the country as well as on our website.

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

Material Contracts

On October 10, 2005 , Tele2 Sverige AB entered into an agreement with a number of banks regarding a loan facility of SEK 19.1 billion. The loan facility is financed by ABN Amro, Citigroup International plc, Calyon Bank SA, DnB Nor Bank ASA, Nordea Bank AB (publ), Skandinaviska Enskilda Banken AB, Société Générale, Royal Bank of Scotland plc, WestLB AG, Svenska Handelsbanken AB, Cooperatieve Centrale Raiffeisen-Boerenleenbank BA, Danske Bank A/S, HSBC Bank plc and ING Bank NV.

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

The gross amount of dividends received by you (including amounts withheld in respect of Swedish withholding tax) generally will be subject to U.S. federal income taxation as foreign source income and will not be eligible for the dividends received deduction allowed to corporations. Dividends paid in a currency other than the U.S. dollar will be included in your income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date of receipt by the Depositary, if applicable, or you, regardless of whether the payment is in fact converted into U.S. dollars. Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by non-corporate holders prior to January 1, 2011 with respect to our ADSs will be subject to taxation at a maximum rate of 15% if the dividends are “qualified dividends.” Dividends paid on our ADSs will be treated as qualified dividends if (i) we are eligible for the benefits of a comprehensive income tax treaty with the United States that the IRS has approved for the purposes of the qualified dividend rules and (ii) we are not a passive foreign investment company (“PFIC”) in the year the dividend is paid and is not a PFIC in the year prior to which the dividend is paid. The income tax treaty between Sweden and the United States has been approved for the purposes of the qualified dividend rules. Based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2004 or 2005 taxable year. In addition, based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2006 taxable year.

Swedish withholding tax at the rate applicable to you under the Sweden-U.S. income tax treaty will be treated as a foreign income tax that, subject to generally applicable limitations, is eligible for credit against your U.S. federal income tax liability or, at your election, may be deducted in computing your taxable income.

Sale or Other Disposition of Shares or ADSs

You generally will realize gain or loss on the sale or other disposition of shares or ADSs equal to the difference between the amount realized on the disposition and your adjusted tax basis in the shares or ADSs. Any such gain or loss will be subject to U.S. federal income taxation as capital gain or loss, and will be long-term gain or loss if your holding period for the shares or ADSs is more than one year at the time of disposition. If you are an individual, the net amount of long-term capital gain realized by you generally is subject to taxation at reduced rates.

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

Documents On Display

We are subject to certain informational requirements of the Securities Exchange Act of 1934 and, in accordance therewith, file reports and other information with the Securities and Exchange Commission. Such reports and other information filed by us can be inspected and copied at the public reference facilities maintained by the Securities and Exchange Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. Reports and other information concerning us also may be inspected at the National Association of Securities Dealers, Inc. at 1735 K Street, N.W., Washington, D.C. 20006. Any filings we make electronically in the future will be available to the public over the Internet at the Security and Exchange Commission’s website at http://www.sec.gov.

Item 11: Quantitative and Qualitative Disclosures about Market Risks

The Tele2 Group faces primary market risk exposures in three categories: exchange rate fluctuations, interest rate fluctuations and creditworthiness of customers.

Risk of Variations in Exchange Rates

We are affected by fluctuations in exchange rates. Currently, companies reporting in Swedish kronor account for 21% of our operating revenue (2004: 23%) and companies using EUR account for 52% (2004: 52%). In telephony operations a currency risk arises in connection with international call traffic as a liability or a receivable created between Tele2 companies and foreign operators. In mobile telephony, these transactions are calculated in SDRs (Special Drawing Rights, a currency substitute) but are invoiced and paid in EUR. See Note 36 of the Notes to the Consolidated Financial Statements.

Currency exposure arising as a result of the translation of foreign operations is limited by the Group’s borrowings in currencies that reflect the net investments in these operations. Our SEK 19.1 billion five-year loan facility can be used in several currencies, at present USD, SEK, EUR and GBP. The currency exposure regarding net investments in foreign operations/subsidiaries is covered and insured in part through a loan facility in the same currency. No hedging is undertaken against other types of currency risk.

Our net foreign exchange difference reported in the income statement amounted to SEK -160 million in 2005 (2004: SEK -3 million). We believe that some of the risks of our operations in multiple currencies are mitigated by structural matching. This structural matching occurs because we incur many of our operating expenses in the same currency in which we invoice the services relating to such costs.

Although we maintain our books and report our results in Swedish kronor, we conduct a material portion of our operations through subsidiaries outside Sweden (corresponding to approximately 79% of consolidated operating revenues in 2005). We record the assets and liabilities in the books of such subsidiaries in reporting currencies other than Swedish kronor. Financial items in income statement include currency differences of SEK -198 million (2004: SEK -9 million), of which SEK -124 million refer to internal currency differences that have previously been included in shareholders’ equity. Exchange currency differences not included in the income statement but appear as a component of shareholders’ equity, accounting for SEK 1,836 million in 2005 (2004: SEK -458 million). The translation risks associated with currency fluctuations may have an adverse effect on our financial condition in the future. Currency risks in our international operations are limited by denominating loans to group companies in the subsidiary’s local currency.

Risk of Variations in Floating Interest Rates

Our total loan liability to financial institutions and other interest-bearing liabilities that carried a variable rate of interest at December 31, 2005 was SEK 14,096 million, or 90% of our total liability to financial institutions and other interest-bearing liabilities (2004: SEK 4,651 million, 94%). An increase in interest rates of 100 basis points would entail an additional interest expense of SEK 141 million (2004: SEK 47 million) with a net income effect of approximately SEK 99 million (2004: SEK 13 million), calculated on the basis of variable interest-bearing liabilities at December 31, 2005. However, we are monitoring trends on interest-rate markets and decisions regarding the interest-rate fixing strategy are assessed regularly. See Note 24 of the Notes to the Consolidated Financial Statements.

A table summarizing our debt obligations as of December 31, 2005, which are sensitive to changes in interest rates, is set forth in Note 24 of Notes to the Consolidated Financial Statements. The table presents principal payment obligations by maturity date, and indicates that 36% of total interest-bearing liabilities with variable interest rates of SEK 14,096 million mature for payment within one year.

Liquidity Risk

The Group’s cash is placed in short-term investments and the goal is that the surplus cash shall be used to decrease the outstanding loan balance. According to current financial policy, the risk of refinancing is mitigated by subscribing to long-term binding credit facilities. At end of 2005, the Group had a available liquidity of SEK 8.9 billion. For additional information, see Note 22 to the Notes to the Consolidated Financial Statements

Credit Risk

Credit risk entails the book loss that would be reported on the closing date if counterparties completely neglected to fulfill their payment obligations in accordance with agreements. We have limited our credit risk in respect of receivables by continually conducting credit assessments of the customer stock. Since we have a highly varied customer stock that includes individuals as well as companies, our credit risk is more limited than it might otherwise be. We make provisions for any credit losses, and these have remained within management’s expectations.

Fair values for Tele2’s liabilities with fixed interest rates do not deviate significantly from the book value. The fair values of the other financial assets and liabilities also do not deviate significantly from the book value.

Item 12: Description Of Securities Other Than Equity Securities

This item is not applicable.

PART II

Item 13. Defaults, Dividend Arrearages And Delinquencies

None.

Item 14. Material Modifications To The Rights Of Security Holders And Use Of Proceeds

None.

Item 15. Controls and Procedures

We carried out an evaluation under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2005. Based upon our evaluation, our chief executive officer and chief financial officer concluded that the disclosure controls and procedures as of December 31, 2005 were effective to provide reasonable assurance that information required to be disclosed in the reports we file and submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported as and when required.

There has been no change in our internal control over financial reporting during 2005 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16C. Principal Accountant Fees and Services

The Sarbanes-Oxley Act of 2002 requires that audit committees pre-approve all services provided by the company’s independent auditor, except in limited circumstances where approval is waived under the provisions of paragraph (c)(7)(i) of Rule 2-01 of Regulation S-X. This process is critical to the auditor maintaining independence. The company’s process requires that all services provided by the independent auditor be pre-approved by the audit committee.

During 2005 we paid SEK 26 million to Deloitte (2004: SEK 18 million) and SEK 25 million (2004: SEK 21 million) to our other auditors. All services provided by our auditors were pre-approved pursuant to the company’s pre-approval policy. These amounts were spent on audit services, audit-related services, tax services and other services as follows.

The following table presents the aggregate fees for professional services and other services rendered by Deloitte for 2005 and 2004.

	Year ended December 31,
	2004	2005
	(SEK in millions)
Audit fees(1)	15	21
Audit-related fees(2)	3	4
Tax fees(3)	—	1
Total	18	26

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
4.13

Amendment and restated Agreement, dated as of November 28, 2001, among Tele2 Sverige AB, SociétéEuropéenne de Communication S.A., ABN AMRO Bank N.V., CIBC World Markets plc, ING Bank N.V., Nordbanken AB (publ), Royal Bank of Scotland plc and Westdeutsche Landesbank Girozentrale, London Branch, amending and restating the Facility Agreement, dated as of August 22, 2001, including as Annex A the amended and restated form of the Facility Agreement.(9)

4.14	Share Purchase Agreement, dated as of November 30, 2001, between Millicom International Operations B.V., and Tele2 AB.(9)
4.15	Share Purchase Agreement, dated as of December 28, 2001, between Levicom International Holdings B.V. and Tele2 Sverige AB.(9)
4.16

Amendment Agreement, dated December 20, 2002, among Tele2 Sverige AB, Tele2 Holding AB, the Security Providers, the Original Cross-Guarantors, the Original Guarantors (as such terms are defined in the Amendment Agreement), Tele2 AB (publ), ABN AMRO Bank N.V., CIBC World Markets plc, ING Bank N.V., Nordea Markets, the Royal Bank of Scotland plc and WestLB, London Branch, amending and restating the amended and restated Senior Loan Facility dated as of November 28, 2001.(10)

4.17

Amendment and Restatement Agreement dated October 10, 2005 among Tele2 Sverige AB, Tele2 AB (publ) as Original Guarantor, the Mandated Lead Arrangers, the Original Lenders and the Facility Agent (as such terms are defined in the Credit Facility Agreement).

4.18

Credit Facility Agreement, dated November 23, 2004, among Tele2 Sverige AB, Tele2 AB (publ) as Original Guarantor, the Mandated Lead Arrangers, the Original Lenders and the Facility Agent (as such terms are defined in the Credit Facility Agreement) as amended and restated by an Amendment and Restatement Agreement dated October 10, 2005.

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

Tele2 AB
/s/ Lars-Johan Jarnheime

Lars-Johan Jarnheimer
President and Chief Executive Officer

Date: June 16, 2006

Index to the Consolidated Financial Statements of Tele2 AB and Subsidiaries

Report of Independent Registered Public Accounting Firm

Consolidated Income Statements for the years ended December 31, 2005, 2004

Consolidated Balance Sheets as of December 31, 2005 and 2004

Consolidated Cash Flow Statements for the years ended December 31, 2005, 2004

Consolidated Statements of Changes in Shareholders’ Equity for the years ended December 31, 2005, and 2004

Notes to Consolidated Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Tele2 AB:

We have audited the accompanying consolidated balance sheets of Tele2 AB and subsidiaries (the “Company”) as of December 31, 2005 and 2004, and the related consolidated statements of income, changes in shareholders’ equity and cash flow for the years then ended (all expressed in Swedish kronor). These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Tele2 AB and subsidiaries as of December 31, 2005 and 2004, and the results of their operations and their cash flows for the years then ended, in conformity with International Financial Reporting Standards as adopted by the European Union.

International Financial Reporting Standards as adopted by the European Union vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 39 to the consolidated financial statements

Our audit also comprehended the translation of Swedish kronor amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 1. Such U.S. dollar amounts are presented solely for the convenience of readers in the United States of America.

Deloitte AB
Stockholm, Sweden

June 15, 2006

TELE2 AB AND SUBSIDIARIES
CONSOLIDATED INCOME STATEMENTS
(in millions except share and per share data)

	Note	2004	2005	2005
		SEK	SEK	USD
Operating revenue	(4)	43,033	49,943	6,292
Cost of services sold		(24,889)	(29,701)	(3,742)

Gross profit		18,144	20,242	2,550
Selling expenses		(10,738)	(12,569)	(1,584)
Administrative expenses		(3,157)	(4,254)	(536)
Other operating revenue	(6)	92	231	29
Other operating expenses	(7)	(40)	(40)	(5)
Result from shares in associated companies and joint ventures	(8)	17	(100)	(12)

Operating profit	(5)	4,318	3,510	442
Profit/loss on financial investments:
Interest income	(9)	99	89	11
Interest costs	(10)	(372)	(286)	(36)
Other financial items	(11)	162	(186)	(23)

Profit after financial items		4,207	3,127	394
Tax on profit for the year	(13)	(779)	(786)	(99)

Net profit	(2,3)	3,428	2,341	295

Attributable to:
Equity holders of the parent company		3,428	2,347	296
Minority interest		—	(6)	(1)

Net profit		3,428	2,341	295

Earnings per share	(23)	SEK 7.74	SEK 5.30	USD 0.67
Earnings per share after dilution	(23)	SEK 7.73	SEK 5.29	USD 0.67

Number of shares	(23)	442,680,525	443,652,832
Number of shares weighted average	(23)	442,680,525	442,842,576
Number of shares after dilution	(23)	443,714,392	443,980,845
Number of shares after dilution, weighted average	(23)	443,741,574	443,391,246

Solely for the convenience of the reader, the 2005 financial statements have been translated into United States Dollars (USD) using the December 30, 2005 noon buying rate of the Federal Reserve Bank of New York of USD 1 = SEK 7.9370. See Note 1. Such translations should not be construed as representations that the SEK amounts could be converted into U.S. dollars at the above or any other rate.

The accompanying notes are an integral part of these consolidated financial statements.

TELE2 AB AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(in millions)

	At December 31,
	Note	2004	2005	2005
		SEK	SEK	USD
ASSETS
Fixed assets
Intangible assets
Goodwill	(14)	22,450	26,702	3,364
Other intangible assets	(14)	1,566	4,377	552

Total intangible assets		24,016	31,079	3,916
Tangible assets
Machinery and technical plant	(15)	8,190	12,302	1,550
Other tangible assets	(15)	917	1,980	249

Total tangible assets		9,107	14,282	1,799
Financial assets
Shares in associated companies and joint ventures	(17)	531	431	54
Other financial assets	(18)	93	75	10

Total financial assets		624	506	64
Deferred tax assets	(13)	3,218	5,281	665

Total fixed assets		36,965	51,148	6,444

Current assets
Materials and supplies		308	516	65
Current receivables
Accounts receivable	(19)	5,945	6,726	847
Current tax receivables		6	149	19
Other receivables	(20)	562	1,172	148
Prepaid expenses and accrued income	(21)	3,931	4,593	579

Total current receivables		10,444	12,640	1,593
Cash and cash equivalents	(22)	2,148	3,979	501

Total current assets		12,900	17,135	2,159

Total assets	(2, 3)	49,865	68,283	8,603

Solely for the convenience of the reader, the 2005 financial statements have been translated into United States Dollars (USD) using the December 30, 2005 noon buying rate of the Federal Reserve Bank of New York of USD 1 = SEK 7.9370. See Note 1.

The accompanying notes are an integral part of these consolidated financial statements.

TELE2 AB AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(in millions)

		At December 31,
	Note	2004	2005	2005
		SEK	SEK	USD

EQUITY AND LIABILITIES
Shareholders’ equity	(23)
Share capital		738	555	70
Other paid-in capital		16,577	16,819	2,119
Reserves		199	2,035	256
Retained earnings		15,384	15,556	1,960

Attributable to equity holders of the parent company		32,898	34,965	4,405
Minority interests		2	403	51
Total shareholders’ equity		32,900	35,368	4,456

Long-term liabilities
Interest-bearing
Liabilities to financial institutions	(24)	1,258	8,633	1,088
Provisions	(25)	19	97	12
Other liabilities	(26	451	819	103
Total interest-bearing		1,728	9,549	1,203
Non interest-bearing
Deferred tax liability	(13)	475	1,759	222
Provisions	(25)	34	114	14
Total non- interest-bearing		509	1,873	236

Total long-term liabilities		2,237	11,422	1,439

Short-term liabilities
Interest-bearing
Liabilities to financial institutions	(24)	3,207	5,812	733
Provisions	(25)	4	17	2
Other liabilities	(26)	97	447	56

Total interest-bearing		3,308	6,276	791
Non-interest-bearing
Accounts payable		5,060	6,581	829
Current tax liabilities		226	396	50
Provisions	(25)	6	234	29
Other liabilities	(27)	494	585	74
Accrued expenses and deferred income	(28)	5,634	7,421	935
Total non-interest-bearing		11,420	15,217	1,917
Total short-term liabilities		14,728	21,493	2,708
Total shareholders’ equity and liabilities	(2,3)	49,865	68,283	8,603

Solely for the convenience of the reader, the 2005 financial statements have been translated into United States Dollars (USD) using the December 30, 2005 noon buying rate of the Federal Reserve Bank of New York of USD 1 = SEK 7.9370. See Note 1.

The accompanying notes are an integral part of these consolidated financial statements.

TELE2 AB AND SUBSIDIARIES

CONSOLIDATED CASH FLOW STATEMENTS

(in millions)

	Note	2004	2005	2005
		SEK	SEK	USD
Operating activities
Operating profit		4,318	3,510	442
Adjustments for non-cash items:
Depreciation and amortization		2,328	2,968	374
Result from shares in associated companies and joint ventures		(17)	100	12
Capital gain/loss on sale of fixed assets		(24)	(130)	(16)
Finance leases		(39)	(3)	(—)
Exchange rate differences		(9)	(74)	(9)
Interest received		133	70	9
Interest paid		(301)	(225)	(28)
Finance cost paid		(9)	(6)	(1)
Dividend received		—	1	—
Taxes paid		(152)	(552)	(70)
Cash flow from operations before changes in working capital	(32)	6,228	5,659	713
Changes in working capital:
Materials and supplies		28	(158)	(20)
Operating assets		(597)	(918)	(116)
Operating liabilities		217	904	114
Changes in working capital	(32)	(352)	(172)	(22)
Cash flow from operating activities		5,876	5,487	691

Investing activities
Acquisition of intangible assets		(56)	(740)	(93)
Sale of intangible assets	(32)	—	7	1
Acquisition of tangible assets	(32)	(1,529)	(2,915)	(367)
Sale of tangible assets	(32)	23	8	1
Acquisition of shares in Group companies (excluding cash)	(32)	(2,065)	(7,720)	(973)
Sale of shares in Group companies	(16)	33	148	19
Acquisition of other securities		(737)	—	—
Sale of other securities		899	22	3
Other long-term lending		(17)	(12)	(2)
Other payments from long-term lending		32	26	3
Cash flow from investing activities		(3,417)	(11,176)	(1,408)
Cash flow after investing activities		2,459	(5,689)	(717)
Financing activities
Proceeds from credit institutions		7,403	11,306	1,425
Repayment of loans from credit institutions		(9,554)	(2,049)	(258)
Proceeds from other interest-bearing liabilities		28	443	56
Repayment of other interest-bearing liabilities		(508)	(189)	(24)
Dividend/redemption		(443)	(2,213)	(279)
Proceeds from new shares issued		—	59	7
Shareholder contribution from minority owners		—	38	5
Cash flow from financing activities		(3,074)	7,395	932
Net change in cash and cash equivalents		(615)	1,706	215
Cash and cash equivalents at beginning of the year	(22)	2,773	2,148	271
Exchange rate differences in cash	(22)	(10)	125	15
Cash and cash equivalents at end of the year*	(22)	2,148	3,979	501
*of which, restricted funds	(22)	365	892	112
For additional cash flow information, please refer to:	(32)

Solely for the convenience of the reader, the 2005 financial statements have been translated into United States Dollars (USD) using the December 30, 2005 noon buying rate of the Federal Reserve Bank of New York of USD 1 = SEK 7.9370. See Note 1.

The accompanying notes are an integral part of these consolidated financial statements.

TELE2 AB AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(in millions)

	Attributable to equity holders of the parent company
	Share capital	Other paid-in capital	Hedge reserve	Trans- lation reserve	Retained earnings	Total	Minority interest	Total equity
	(SEK million)
Shareholders’ equity at January 1, 2004	738	16,577	26	631	12,399	30,371	7	30,378
Items recognized directly in shareholders’ equity:
Exchange rate difference	—	—	55	(487)	—	(432)	(5)	(437)
Exchange rate difference, tax effect	—	—	(22)	(4)	—	(26)	—	(26)
Total items recognized directly in shareholders’ equity	—	—	33	(491)	—	(458)	(5)	(463)
Net profit for the year:
Net profit	—	—	—	—	3,428	3,428	—	3,428

Total for the year	—	—	33	(491)	3,428	2,970	(5)	2,965
Other changes in shareholders’ equity:
Dividend	—	—	—	—	(443)	(443)	—	(443)
Shareholders’ equity at December 31, 2004	738	16,577	59	140	15,384	32,898	2	32,900
Shareholders’ equity at January 1, 2005	738	16,577	59	140	15,384	32,898	2	32,900
Items recognized directly in shareholders’ equity:
Exchange rate difference	—	—	(183)	1,917	—	1,734	(1)	1,733
Exchange rate difference, tax effect	—	—	60	42	—	102	—	102
Total items recognized directly in shareholders’ equity	—	—	(123)	1,959	—	1,836	(1)	1,835
Net profit for the year:
Net profit	—	—	—	—	2,347	2,347	(6)	2,341
Total for the year	—	—	(123)	1,959	2,347	4,183	(7)	4,176
Other changes in shareholders’ equity:
New share issues	1	58	—	—	—	59		59
Dividends and redemption procedures	(184)	184	—	—	(2,213)	(2,213)	—	(2,213)
Minority’s share in acquired companies	—	—	—	—	—	—	408	408
Shareholder contribution from minority	—	—	—	—	38	38	—	38
Shareholders’ equity at December 31, 2005	555	16,819	(64)	2,099	15,556	34,965	403	35,368

The accompanying notes are an integral part of these consolidated financial statements.

TELE2 AB AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in SEK millions unless otherwise stated)

NOTE 1 ACCOUNTING PRINCIPLES AND OTHER INFORMATION

OPERATIONS

References to “Tele2”, the “Group” or the “Tele2 Group” in theses notes to the financial statements pertain to Tele2 AB (the parent) and its subsidiaries in accordance with the description below, unless specifically indicated otherwise.

Tele2 is a European alternative telecom operator. Tele2 strives to offer the market’s best prices and to provide cheap and simple telecoms for all Europeans in the markets in which we operate. We have over to 30 million customers in 23 countries. Tele2 offers products and services within fixed and mobile telephony, broadband and cable-TV. Our main competitors are the former government monopolies. Tele2 was founded in 1993 by Jan Stenbeck and has been listed on Stockholmbörsen since 1996. In 2005, we had an operating revenue of SEK 49.9 billion and a profit before income taxes of 3.1 billion.

GENERAL ACCOUNTING PRINCIPLES

The consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards (IFRS) and the interpretations of the International Financial Reporting Interpretations Committee (IFRIC) of January 1, 2005, as adopted by the EU. The IFRS transition date is January 1, 2004. This means that comparative figures for 2004 have been restated according to the new standards. The Group also applies the Swedish Financial Accounting Standards Council’s recommendation RR30, Supplementary Rules for Consolidated Financial Statements, which specifies additional information required under the Swedish Annual Accounts Act.

The financial reports have been prepared on the basis of historic acquisition value, apart from financial instruments which are normally based on the amortized cost method, with the exception of other long-term securities which are measured at fair value.

Further information on the transition to IFRS can be found in Note 37.

New regulations

IFRS 6 Exploration for and Evaluation of Mineral Resources, IFRIC 4 Determining Whether an Arrangement Contains a Lease and IFRIC 5 Rights to Interests Arising From Decommissioning, Restoration and Environmental Rehabilitation Funds are applied as of January 1, 2006. IFRS 7 Financial Instruments Disclosures will be applied as of January 1, 2007. Earlier application is encouraged.

IFRIC 4 will be applied prospectively and provides guidelines for determining whether an arrangement which does not legally constitute a lease should still be reported in accordance with IAS 17 Leases.

IFRS 7 will be applied prospectively and does not involve any change to reporting and measurement of financial instruments. However, there will be certain additional disclosure requirements compared with previous requirements under IAS 32.

IFRS 6 and IFRIC 5 are not applicable to Tele2’s operations.

CONSOLIDATION

The consolidated accounts include the parent company and the companies where the parent company directly or indirectly holds more than 50% of the voting rights or in any other way has control.

The consolidated accounts are prepared in accordance with the purchase method. This means that consolidated shareholders’ equity only includes the subsidiary’s equity that arose after the acquisition and the consolidated income statements only include earnings from the date of acquisition until the date of divestment, if the subsidiary is sold. The difference between the acquisition value of shares in subsidiaries and the fair value of the subsidiary’s identifiable assets, liabilities and contingent liabilities at the time of acquisition is reported as goodwill.

Accounts of all foreign group companies are in the currency used in the primary economic environment of each company’s main activity, which is normally the local currency.

The assets and liabilities of foreign group companies are translated to Tele2’s reporting currency (SEK) at the closing exchange rate, while income and expenses are translated at the year’s average exchange rates. Exchange rate differences arising from translation are reported as a translation reserve in shareholders’ equity. When foreign group companies are divested, the accumulated exchange rate difference attributable to the sold group company is recognised in the income statement.

Goodwill and adjustments to fair value which arise from the acquisition of a foreign entity are treated as assets and liabilities of the acquired entity and are translated at the closing rate.

ASSOCIATED COMPANIES AND JOINT VENTURES

Associated companies are companies in which the holding is considered to be long-term and Tele2 has voting power of between 20% and 50% or in some other way has significant influence. Joint ventures are companies over which the owners have a joint control.

Associated companies and joint ventures are accounted for in accordance with the equity method. This means that the group’s carrying amount of the shares in the company correspond to the group’s share of shareholders’ equity as well as any residual value of consolidated surplus values after application of the group’s accounting principles. The share of the company’s profit or loss after net financial items is reported as a part of “Operating profit” as “Result from shares in associated companies and joint ventures”, along with depreciation of the acquired surplus value. The share of the company’s tax expense/income is included in the income statement on the line “Tax on profit for the year”. The company’s tax assets/liabilities are reported in the balance sheet as “Shares in associated companies and joint ventures”.

In the event of an increase or decrease in the group’s equity share in associated companies and joint ventures through share issues, the gain or loss is reported in the consolidated income statement as result from shares in associated companies and joint ventures. In the event of negative equity in an associated company and joint venture, where the company has committed to contribute additional capital, the negative portion is reported as a liability.

Group surplus values relating to foreign associated companies and joint ventures are reported as assets in foreign currencies. These values are translated in accordance with the same principles as the income statements and balance sheets for associated companies and joint ventures.

REVENUE RECOGNITION

Operating revenue includes customer-related revenues from mobile and fixed telephony services such as connection charges, subscription charges, call charges, data and information services and other services. Operating revenue also includes interconnect revenue from other operators and income from the sale of products such as mobile phones and modems. Revenues are reported at the selling value, less discounts and VAT.

Connection charges are recognized at the time of the sale. Subscription charges for mobile and fixed telephony services, cable TV, ADSL, dial-up internet, leased capacity and internet connection for direct access customers are recognized in the period covered by the charge. Call charges and interconnect revenue are recognized in the period during which the service is provided. Revenue from the sale of products is recognized at the time the product is supplied to the customer. Revenue from the sale of cash cards is recognized based on actual use of the card or when the expiry date has passed.

Revenue from data and information services such as text messages and ring tones is recognized when the service is provided. When Tele2 acts as agent for another supplier, the revenue is reported net, i.e. only that part of the revenue that is allocated to Tele2 is reported as revenue.

OPERATING EXPENSES

Operating expenses are classified according to function, as described below. Depreciation and amortization and personnel costs are stated by function. Total costs for depreciation and amortization are presented in Note 5 and the total personnel costs are presented in Note 34.

Cost of services sold

Cost of services sold consists of costs for renting and leasing networks and capacity as well as interconnect charges. The cost of services sold also includes the part of the cost for personnel, premises, purchased services and depreciation and amortization of fixed assets attributable to production of sold services.

Selling expenses

Selling expenses include costs for internal sales organization, purchased services, personnel costs, rental costs, as well as depreciation and amortization of fixed assets attributable to sales activities. Advertising and other marketing activities are also included and are expensed continuously.

Administrative expenses

Administrative expenses consist of the part of the personnel costs, rental costs, purchased services as well as depreciation and amortization of fixed assets attributable to the other joint functions. Costs associated with Board of Directors, business management and staff functions are included in administrative expenses.

Other operating revenues and other operating expenses

Other operating revenues and other operating expenses apply to secondary activities, exchange rate differences in operating items and capital profit/loss on the sale of tangible assets. The group accounts also include capital profit/loss on the sale of subsidiaries and associated companies and joint ventures.

NUMBER OF EMPLOYEES, SALARY AND REMUNERATION

The average number of employees (Note 33) as well as salaries and remunerations (Note 34) for companies acquired during each year is reported in relation to how long the company has been a part of the Tele2 Group.

The number of employees as well as salaries and remunerations are not reported per country, but categorized and presented per market area in order to promote clarity and provide a more true and fair view which complies with other parts of the annual report and therefore to facilitate a comparison with operating revenue and other income statement items.

SHARE-BASED PAYMENTS

Tele2 grants options and other share-based instruments to certain employees.

Tele2 has chosen to use IFRS 1’s exemption rule with regard to share-based payments. IFRS 2 Share-based payments are therefore not applied to the incentive programmes that were granted before November 7, 2002 and were vested prior to January 1, 2005. For these incentive programmes, previous accounting principles are applied which means that the premium paid by the employees upon exercise is reported directly against shareholders’ equity. To the extent that the instrument’s actual value exceeds the premium, no cost has been charged to the income statement.

For other incentive programmes, the fair value, calculated at the date of grant, of the allotted options and other share-based instruments are charged over the vesting period. Possible influence of non market-related conditions for earnings has been excluded. Payments received, after deductions for any costs directly related to transactions, are credited shareholders’ equity.

PENSIONS

The Group has a number of pension schemes, where the main part of Tele2’s pension plans consist of defined-contribution plans (Note 34) for which the Group makes payments to public and private pension institutions. The regular payments represent the pension expenses for the year and are included in personnel costs. Payments made by the Group with regard to defined-contribution pension plans are reported as an expense during the period in which the employees performed the services to which the contribution relates. Only a small part of the Group’s pension commitments relate to defined-benefit plans.

The defined-contribution plans ensure a certain predefined payment of premiums and changes of the value of investments is not compensated by Tele2. Therefore Tele2 does not bear the risk at the time of pension payment.

CORPORATE INCOME TAX

When accounting for income taxes, the balance sheet method is applied. The method involves deferred tax liabilities and assets for all temporary differences between the carrying amount of an asset or liability in the balance sheet and its tax base as well as other tax-related deductions or deficits. An item which alters the time when an item is taxable or deductible is considered a temporary difference. Deferred tax liabilities and assets are calculated based on the expected tax rate at the time of reversal of the temporary difference.

Profit or loss for the year is charged with the tax on taxable income for the year (“current tax”), and with estimated tax/tax reduction for temporary differences (“deferred tax”).

The calculation of deferred tax assets takes into account the loss carry-forwards and temporary differences where it is likely that losses will be utilized toward future gains. In cases where a company reports losses, an assessment is made of whether sufficient taxable profits will be available against which loss carry-forwards can be utilized. When Tele2 launches in new markets by making use of a common business model applicable for the group, a continuous comparison can be made between actual and expected development according to the model. When newly established companies are showing they will generate a positive result and therefore will likely utilize tax loss carry-forwards that have accrued during the establishment period, deferred tax assets are recorded to the company’s loss carry-forward amount, including positive temporary differences, with the mentioned model as a basis.

Valuation and accounting for deferred taxes in connection with the acquisition of companies is done as part of the valuation of assets and liabilities to the fair value at the time of acquisition. In these circumstances, the deferred tax assets are assessed at a value corresponding to what the company expects to utilize. When an acquired company has loss carry-forwards and Tele2, at the time of acquisition, has made an assessment that the related tax assets are not realizable, but a subsequent assessment results in tax assets being recorded and reported in the income statement as a tax benefit, an amount corresponding to the reported value of the original loss carry-forward will reduce the book value of goodwill by means of an expense in the income statement.

Deferred tax assets and deferred tax liabilities are netted only among group companies within the same tax jurisdiction.

EARNINGS PER SHARE

Earnings per share after dilution (Note 23) are calculated according to a method where the redemption price of outstanding options is compared to the average market value of Tele2’s shares during the financial period.

FIXED ASSETS

Intangible assets (Note 14) and tangible assets (Note 15) with a finite useful life are reported at the acquisition value with deductions for accumulated depreciation and amortization. Depreciation and amortization is based on the acquisition value of the assets less the estimated residual value at the end of the useful life and is done on a straight-line basis throughout the asset’s estimated useful life. Useful lives and residual values are subject to annual review. Useful lives for fixed assets are illustrated below.

Intangible assets:
Licenses, utilization rights and software	1—23 years
Interconnection agreements	5—10 years
Customer agreements	4 years

Tangible assets:
Buildings	5—40 years
Modem	3 years
Machinery and technical plant	2—25 years
Equipment and installations	2—10 years

At the end of each reporting period an assessment is made of whether there is any indication of reduced value with regard to the Group’s assets. If there is any indication that a fixed asset has declined in value, a calculation of its recoverable amount is made.

The recoverable amount is the higher of the assets value in use in the operations and the value that is achieved if the asset is divested to an independent party, the net sales value. The value in use consists of the present value of all cash flows from the asset during the utilization period as well as the addition of the present value of the net sales value at the end of the utilization period. If the estimated recoverable amount is less than the carrying amount, the asset is written down to its recoverable amount.

Impairments are reported in the income statement. Impairments that have been recorded are reversed if changes are made in the assumptions that led to the original impairment. The impairment reversal is limited to the carrying amount, net of depreciation according to plan, had the original impairment not occurred. A reversal of impairment is reported in the income statement. Impairment of goodwill is not reversed.

Intangible assets

Tele2 holds a number of licenses entitling it to conduct telephony operations. The costs related to the acquisition of these licenses are reported and amortized on a straight-line basis through the duration of the license agreements.

Goodwill is measured as the differences between the fair value of the identifiable assets, the liabilities and contingent liabilities and the total purchase price of the acquisition. Goodwill is reported at acquisition value with deduction for any write-downs. Where the fair value of the acquired net assets exceeds the purchase cost, the surplus is immediately reported as income in the income statement.

Goodwill has been allocated to the cash generating units that are expected to obtain benefits as a result of the acquisition and is, along with the intangible assets with indefinite lives and intangible assets that are not put to use, subject to annual impairment testing even if there is no indication of a fall in value. The impairment test of goodwill has been made at the lowest level where separable cash flows are identified. The value of the respective cash generating unit is based on the estimated value in use. The most important factors that influenced the year’s impairment testing are presented in Note 14.

In the case of reorganization or divestment involving the change of the composition of cash generating units to which goodwill has been allocated, the goodwill shall be allocated to the relevant units. The allocation is based on the value of the part of the cash generating unit which the reorganization or divestment relates to, and the part that remains after the reorganization or the divestment.

Customer agreements are valued in conjunction with business acquisitions. Tele2 applies a model where the average cost of acquiring new customers or alternatively, expected future cash flows, is applied to value customer agreements. The customer agreements are amortized during their useful life on a straight-line basis.

Tele2 capitalizes external direct development expenses for software which are specific to its operations. These costs are amortized over the utilization period, which begins when the asset is ready for use. Costs relating to the planning phase of the projects as well as costs of maintenance and training are expensed as incurred. Other expenses relating to development work are expensed as they arise, since they do not meet the criteria for being reported as an asset.

Tangible assets

Land and buildings relate to assets intended for use in operations. Buildings are depreciated on a straight-line basis during the utilization period with deductions for estimated residual value at the end of the utilization period. The acquisition value includes the direct costs attributable to the building.

Machinery and technical plant include equipment and machinery intended for use in operations, such as network installations. Depreciation of the asset is made on a straight-line basis over the utilization period. The acquisition value includes the direct expenses attributable to the construction and installation of networks.

Additional expenses for extension and value-increasing improvements to the assets original condition are capitalized, while additional expenses for repairs and maintenance are charged to income during the period in which they arise.

Equipment and installations comprise assets used in administration, sales and operations.

Expenses attributable to modem

Tele2 charges modem-related expenses over the period in use. Other expenses, such as installation costs, are expensed as incurred.

Loan expenses

Loan expenses which are directly attributable to acquisition, construction or production of an asset which of necessity requires considerable time to complete for the intended usage are included in the acquisition value of the asset. Other interest expenses are expensed in the period in which they arise.

Leases

Leases are classified as finance or operating leases. A lease is classified as a finance lease if it transfers substantially all the economic risks and rewards of ownership of an asset to the lessee. When reporting a financial lease in the consolidated accounts, each asset is recorded as a tangible asset, and a corresponding amount is entered as a lease obligation under liabilities (Note 15 and 26). The asset is depreciated on a straight-line basis over the utilization period, with the estimated residual value deducted at the end of the utilization period. A lease is classified as an operating lease if substantially all the economic risks and rewards of ownership of an asset remain with the leasing company. Payments are expensed in the income statement on a straight-line basis over the leasing period.

Dismantling costs

Insofar as there is a commitment to a third party, the estimated cost of dismantling and removing an asset and restoring the site/area is included in the acquisition value. Any change to the estimated cost of dismantling and removing an asset and restoring the site is added to or subtracted from the carrying amount of the particular asset. Tele2 does not consider there to be any such material commitments in respect of the company’s assets at the present time.

FINANCIAL ASSETS AND LIABILITIES

Acquisitions and sales of financial assets are reported on the trading date, which is the date that the Group has an undertaking to acquire or sell the asset. Financial instruments are initially recognized at acquisition value and then updated on a continuous basis to the fair value or amortized cost based on the initial categorization.

Other long-term securities

Tele2’s other long-term securities are classified as assets at fair value through profit or loss. Assets in this category are initially reported at acquisition value, i.e. fair value at the time of acquisition, and valued thereafter on a continuous basis at fair value. The change in values is reported in the income statement. If Tele2 has not obtained a reliable valuation, the securities are valued its acquisition cost.

Receivables

Tele2’s accounts receivable and other receivables are categorized as “Loan receivables and other receivables” and reported on a continuous basis at accrued acquisition value, which corresponds to their nominal amounts. On each closing day, a revaluation is done of these assets.

Cash and cash equivalents

Cash and cash equivalents consist of cash and bank balances as well as current investments with a maturity of less than three months. Cash and cash equivalents according to the cash flow statement and balance sheet include restricted funds (Note 22). Restricted funds can be made available within 3 months.

Financial liabilities

Financial liabilities not included by the hedge accounting are reported and valued at amortized cost. Direct costs related to the origination of loans are included in the acquisition value. Financial liabilities in foreign currency are translated at the closing exchange rate.

Hedge accounting of financial liabilities in foreign currency

Changes in fair values for loans in foreign currency fulfilling the hedge accounting requirements of net investment in foreign operations are reported on a continuous basis as hedge reserve in shareholders’ equity. When divesting foreign subsidiaries, the accumulated exchange rate difference attributable to the divested subsidiary is recorded in the income statement.

Receivables and liabilities in foreign currency

Receivables and liabilities of group companies denominated in foreign currencies have been translated into Swedish kronor applying the year-end rates.

Gains or losses on foreign exchanges relating to regular operations are included in the income statement under Other operating revenues/expenses. Differences in financial assets and liabilities are reported within profit/loss from financial items. A summary of the exchange rate differences charged directly to shareholders’ equity is presented in the statement “Change in consolidated shareholders’ equity” and the differences which affected profit/loss of the year are presented in Note 12.

When long-term lending to/borrowing from Tele2’s foreign operations is regarded as a permanent part of the parent company’s financing of/borrowing from foreign operations, and thus as an expansion/reduction of the parent company’s investment in the foreign operations, the lending/borrowing is translated at the historical rate of exchange if the borrowing is denominated in the foreign company’s currency. In these cases, the consequence is that the exchange rate changes of the intra-group transactions in the group accounts are reported directly to the translation reserve in shareholders’ equity.

INVENTORIES

Inventories of materials and supplies are valued in accordance with the first-in, first-out principle at the lower of acquisition value and net realizable value. Tele2’s inventories essentially consist of SIM cards, telephones and modems.

SHAREHOLDERS’ EQUITY

Shareholders’ equity consists of the registered share capital, other paid-in capital, hedge reserve, translation reserve, retained earnings, profit/loss for the year and minority interests.

Other paid-in capital relates to capital injections through issues of new shares. Additional direct costs attributable to the issue of new shares are reported directly against shareholders’ equity as a reduction, net after taxes, of proceeds from the share issue.

Hedge reserve involves translation differences on external loans in foreign currencies which are used to secure net investments in foreign subsidiaries.

Translation reserves involve translation differences attributable to translation of foreign subsidiaries to Tele2’s reporting currency as well as translation differences on intra-group transactions which are considered an expansion/reduction of the parent company’s net investment in foreign operations.

Minority interest involves the value of minority shares in net assets for subsidiaries included in the consolidated accounts at the time of the original acquisition and the minority shareholders’ share of changes in equity after the acquisition.

PROVISIONS

Provisions are reported when a company within the Group, as a result of the events that have occurred, has a legal or constructive obligation, when it is probable that payments will be required in order to fulfil the commitments and a reliable estimate can be done of the amount to be paid.

SEGMENTS

Tele2’s operations are divided into market areas and business areas. Since the risks in the operations primarily are controlled by the various markets where Tele2 operates, the market areas constitute the primary segment and business areas the secondary. Market area grouping follows the method of internal reporting to the board and management and is divided into six market areas of which five are geographic.

Assets in each segment include all operating assets that are utilized by the segment and consist mainly of intangible and tangible assets, shares in associated companies and joint ventures, materials and supplies, accounts receivable, other receivables, prepaid expenses and accrued revenues. Goodwill is distributed among the Group’s cash generating units, identified in accordance with Note 14.

Liabilities in each segment include all operating liabilities that are utilized by the segment and consist mainly of accounts payable, other non-interest-bearing liabilities, accrued expenses and deferred income.

Assets and liabilities not divided into segments include current and deferred taxes and items of a financial or interest-bearing nature.

For the secondary segment it is not practical to distribute accounts receivable and other current assets by business area and therefore, these assets are reported as undistributed assets.

Segment information by market area is provided in Note 2 and segment information by business area is presented in Note 3. Segment information for operating revenue, operating profit and investments are presented in Note 4, Note 5 and Note 32, where the intra-group sales eliminated under each market area relate to sales to companies in the Tele2 Group.

Internal pricing

The sale of services in the Tele2 Group is made on market terms. Group-wide costs are invoiced to operations that have used the services.

CHOICE OF ACCOUNTING PRINCIPLES

When choosing and applying Tele2’s accounting principles, the board and the president have made the following choices.

Reporting of joint ventures

Tele2 reports joint ventures according to the equity method of accounting. Another accepted method is the proportional method, which means that the consolidated balance sheet includes the Group’s share of assets and liabilities in joint ventures as well as any residual value of consolidated surplus value when the Group’s accounting principles have been applied. The consolidated income statement includes the Group’s share of joint venture’s revenues and expenses.

Application of the proportional method would increase Tele2’s total assets and liabilities while the net income would be unchanged.

ASSESSMENTS AND ESTIMATES

The group financial reports are partly based on assumptions and estimates related to the preparation of the group accounts. The estimates and calculations are based on historical experience and a number of other assumptions to result in a decision regarding the value of the assets or liabilities which cannot be determined in any other way. The actual outcome may vary from these estimates and assessments.

The most critical assessments and estimates used in preparing the Group’s financial reports are as follows:

Valuation of acquired intangible assets

When acquiring businesses, intangible assets are valued at fair value. If there is an active market for the acquired assets, the fair value is defined based on the prices on this market. Since there is often no active markets for these assets, valuation models have been developed to estimate the fair value. Examples of valuation models are discounting of future cash flows and estimates of Tele2’s historic costs to acquire corresponding assets.

Valuation of goodwill

When estimating cash generating units’ recoverable amount for the evaluation of goodwill impairment, the assumption of future values and estimates of parameters are made. These assumptions are presented in Note 14.

Valuation of property, plant and equipment with a finite useful life

If the recoverable amount falls below the book value, an impairment is recognized. The decision of whether the existing factors indicating that an asset is exposed to an impairment is based on management’s evaluation of future cash flows including discounting factors.

Useful lives for fixed assets

Depreciation rates are based on the acquisition value of the fixed assets and the estimated utilization period with deduction for calculated residual value at the end of the utilization period. If technology is developed faster than expected or the competition, regulating or market conditions are developed differently than expected, the company’s evaluation of utilization periods and residual values will be influenced.

Valuation of deferred income tax

Deferred income tax accounting takes into consideration temporary differences, including a valuation of unutilized loss carry-forwards. Deferred tax assets are reported for loss carry-forwards only to the extent that it is considered likely that the loss carry-forward can be utilized to offset future profits. Management updates its assessments at regular intervals. The valuation of deferred tax assets is based on expectations of future results and market conditions, which in turn are subjective.

Valuation of disputes and damages

Tele2 is party to a number of disputes. For each separate dispute an assessment is made of the most likely outcome, and the income statement is affected by the estimated expenses.

Valuation of receivables

Receivables are valued continuously and are reported at accrued acquisition value. Reserves for doubtful accounts are based on various assumptions as well as historic experience.

Translation of Swedish kronor Statements to U.S. Dollar Statements

The financial statements are stated in Swedish kronor (SEK), the currency of the country in which the company is incorporated and operates. The translations of SEK amounts to U.S. dollar amounts are included solely for the convenience of the readers in the United States of America and have been made at the December 30, 2005 noon buying rate of the Federal Reserve Bank of New York of USD 1=SEK 7.9370.

NOTE 2 MARKET AREAS

The Nordic market area includes operations in Sweden, Norway and Denmark. The Baltic & Russia market area comprises operations in Estonia, Latvia, Lithuania, Russia and Croatia. The Central Europe market area comprises operations in Germany, Austria, Poland, the Czech Republic and Hungary. The Southern Europe market area includes operations in France, Italy, Spain, Switzerland and Portugal. The UK & Benelux market area includes operations in the Netherlands, Luxembourg, Liechtenstein, Belgium, Alpha Telecom and C3 operations. The Services market area includes 3C, Datametrix, ProcureITright, Radio Components and UNI2, where a number of these are operating in several countries. In 2005 Tele2 has changed reporting of the market area structure where a number of companies which previously were included in the market areas Southern Europe and Services respectively are now included in UK & Benelux. The Datametrix operations have also been moved from Nordic to Services. The change is primarily a consequence of altered areas of responsibility in connection with the replacement of the Market Area Directors as well as Services. This change has been applied retrospectively for earlier periods.

	Year ended December 31, 2004
	Nordic	Baltic & Russia	Central Europe	Southern Europe	UK & Benelux	Services	Un- distributed as well as internal elimination	Total
	(SEK in millions)

Income statement
Operating revenue
External	13,467	3,297	5,058	14,152	6,536	523	—	43,033
Internal	169	1	420	85	176	207	(1,058)	—
Operating revenue	13,636	3,298	5,478	14,237	6,712	730	(1,058)	43,033
Result from associated companies and joint ventures	17	—	—	—	—	—	—	17
Operating profit	2,315	457	(397)	1,023	(898)	(9)	1,827	4,318
Interest income							99	99
Interest costs							(372)	(372)
Other financial items							162	162
Tax on profit for the year							(779)	(779)
Net profit	2,315	457	(397)	1,023	(898)	(9)	937	3,428

Other information
Investments, intangible assets	13	16	17	—	1	9	—	56
Investments, tangible assets	415	683	145	123	129	53	(19)	1,529
Non-cash generating profit/loss items:
Depreciation/amortization	(901)	(483)	(572)	(154)	(175)	(43)	—	(2,328)
Sales of fixed assets	(4)	25	(1)	—	4	—	—	24
Finance leases	32	3	—	—	4	—	—	39

	At December 31, 2004
	Nordic	Baltic & Russia	Central Europe	Southern Europe	Benelux	Services	Un- distributed and internal elimination	Total
	(SEK in millions)
Shares in associated companies and joint ventures	509	—	—	—	22	—	—	531
Assets	12,172	5,999	9,402	12,340	6,338	554	3,060	49,865
Liabilities	4,237	746	2,809	3,923	2,170	248	2,832	16,965

Investments in market areas in accordance with the cash flow analysis are presented in Note 32. Operating revenue and operating profit per market area based on elimination of internal sales to companies in the other market areas are presented in Note 4 and Note 5.

	Year ended December 31, 2005
	Nordic	Baltic & Russia	Central Europe	Southern Europe	UK & Benelux	Services	Un- distributed as well as internal elimination	Total
	(SEK in millions)

Income statement
Operating revenue
External	15,074	4,234	8,378	14,258	7,406	593	—	49,943
Internal	331	26	441	503	188	233	(1,722)	—
Operating revenue	15,405	4,260	8,819	14,761	7,594	826	(1,722)	49,943
Result from associated companies and joint ventures	(100)	—	—	—	—	—	—	(100)
Operating profit	2,300	472	(38)	429	(1,116)	(50)	1,513	3,510
Interest income							89	89
Interest costs							(286)	(286)
Other financial items							(186)	(186)
Tax on profit for the year							(786)	(786)
Net profit	2,300	472	(38)	429	(1,116)	(50)	344	2,341

Other information
Investments, intangible assets	45	252	72	602	1	12	—	984
Investments, tangible assets	556	1,393	207	255	307	48	—	2,766
Non-cash generating profit/loss items:
Depreciation/amortization	(882)	(445)	(515)	(294)	(780)	(52)	—	(2,968)
Sales of fixed assets	(4)	—	43	153	(67)	5	—	130
Finance leases	—	1	—	—	2	—	—	3

	At December 31, 2005
	Nordic	Baltic & Russia	Central Europe	Southern Europe	UK & Benelux	Services	Un- distributed as well as internal elimination	Total
	(SEK in millions)
Shares in associated companies and joint ventures	408	—	—	—	23	—	—	431
Assets	13,410	8,331	9,606	15,943	15,370	512	5,111	68,283
Liabilities	4,828	1,217	2,684	4,988	3,070	290	15,838	32,915

NOTE 3 BUSINESS AREAS

In the business area Mobile telephony, there are various types of subscriptions for individuals as well as businesses and prepaid cards. Either Tele2 owns the networks or we rent from other operators a set-up called MVNO (Mobile Virtual Network Operator). The business area Fixed telephony & internet partly includes broadband ( ADSL and data network services), as well as other fixed telephony which also includes dial-up internet and carrier operations. Tele2’s product portfolio for fixed telephony consists of fixed preselection (dialing the number without any prefix), subscription and IP-telephony (VoIP). The most important service for internet connection is offered via ADSL (broadband via copper wire). Also other solutions with various prices and speeds are offered, such as dial-up internet, wireless broadband, metropolitan area networks and broadband via cable TV. The Cable TV business area encompasses Cable TV and IP-TV. The business area Other operations includes IT-outsourcing via UNI2, system integration through Datametrix, internet payment, cash card transactions, as well as call phone services through 3C and cash card transactions for fixed telephony through C3.

	Year ended December 31, 2004
	Mobile telephony	Fixed telephony & Internet	Cable TV	Other operations	Un- distributed and internal elimination	Total
	(SEK in millions)

Operating revenue from external customers	11,870	30,450	211	502	—	43,033
Investments in intangible assets	17	30	—	9	—	56
Investments in tangible assets	1,048	421	7	53	—	1,529
Total assets, December 31	8,589	23,652	593	289	16,742	49,865

	Year ended December 31, 2005
	Mobile telephony	Fixed telephony & Internet	Cable TV	Other operations	Un- distributed and internal elimination	Total
	(SEK in millions)

Operating revenue from external customers	14,676	34,473	214	580	—	49,943
Investments in intangible assets	281	691	—	12	—	984
Investments in tangible assets	1,742	959	17	48	—	2,766
Total assets, December 31	10,244	34,252	560	305	22,922	68,283

NOTE 4 OPERATING REVENUE

Market areas by business areas:

	Operating revenue
	Year ended December 31,
	2004	2005
	(SEK in millions)
Nordic:
Mobile telephony	7,480	8,561
Fixed telephony and Internet	6,627	7,084
of which broadband	855	952
of which fixed telephony	5,772	6,132
Cable TV	201	210
Non-recurring item	—	134
Intra-Group sales	(841)	(915)
	13,467	15,074
Baltic & Russia:
Mobile telephony	3,178	4,126
Fixed telephony and Internet	108	130
of which broadband	16	15
of which fixed telephony	92	115
Cable TV	16	12
Intra-Group sales	(5)	(34)
	3,297	4,234
Central Europe:
Mobile telephony	88	184
Fixed telephony and Internet	5,461	8,753
of which broadband	40	535
of which fixed telephony	5,421	8,218
Intra-Group sales	(491)	(559)
	5,058	8,378
Southern Europe:
Mobile telephony	31	105
Fixed telephony and Internet	14,668	14,818
of which broadband	769	1,081
of which fixed telephony	13,899	13,737
Other operations	—	11
Intra-Group sales	(547)	(676)
	14,152	14,258
UK & Benelux:
Mobile telephony	1,197	1,696
Fixed telephony and Internet	6,079	6,460
of which broadband	—	450
of which fixed telephony	6,079	6,010
Cable TV	7	14
Other operations	6	—
Intra-Group sales	(753)	(764)
	6,536	7,406
Services
Fixed telephony and Internet	35	32
of which broadband	5	—
of fixed telephony	30	32
Other operations	736	848
Intra-Group sales	(248)	(287)
	523	593
Total	43,033	49,943

	Operating revenue
	Year ended December 31,
	2004	2005
	(SEK in millions)

Mobile telephony	11,974	14,672
Fixed telephony and Internet	32,978	37,277
of which broadband	1,685	3,033
of which fixed telephony	31,293	34,244
Cable TV	224	236
Other operations	742	859
Non-recurring item	—	134
Intra-Group sales	(2,885)	(3,235)
Total	43,033	49,943

	Operating revenue
	Year ended December 31,
Tele2 in Sweden:	2004	2005
	(SEK in millions)

Mobile telephony	6,306	6,776
Fixed telephony and Internet	3,867	4,188
of which broadband	404	387
of which fixed telephony	3,463	3,801
Cable TV	201	210
Non-recurring item	—	134
Total Tele2 in Sweden	10,374	11,308

Tele2 in Sweden includes Tele2 Sverige AB, Optimal Telecom AB, cable TV operations in Sweden and the result from joint venture-company Svenska UMTS-nät AB.

	Operating revenue
	Year ended December 31,
Russia:	2004	2005
	(SEK in millions)

Russia	538	1,058
Total Russia	538	1,508

Tele2 Sweden has for a number of years had several disputes with TeliaSonera regarding interconnect rates. Tele2 has had claims against TeliaSonera and TeliaSonera has had claims against Tele2. Tele2’s view on these claims has, accounting wise, been relatively prudent, and Tele2 has continuously made assessments regarding the most likely outcomes. The likelihood of an, accounting wise, positive outcome has further increased over the years. Based on this, Tele2 has booked an amount equivalent to MSEK 134 in the operating revenue in 2005, related to one of the disputes.

In the operating revenue for Tele2 in Sweden, a sum of SEK 96 (2004: 24) million is included regarding mobile telephony in accordance with the MVNO agreement with Telenor. At group-level this agreement is to be regarded as a change of capacity transaction with Telenor, after which the revenue of the swap transaction is netted against the expense.

Sales of telephones are included in the operating revenue for the year, which amounted to SEK 406 (2004: 286) million.

NOTE 5 OPERATING PROFIT AND DEPRECIATION/AMORTIZATION

Market area split by business areas:

	Operating Profit
	Year ended December 31,
	2004	2005
	(SEK in millions)

Nordic:
Mobile telephony	2,422	2,346
Fixed telephony and Internet	633	426
of which broadband	(90)	(232)
of which fixed telephony	723	658
Cable TV	(68)	(22)
Non-recurring item	—	134
	2,987	2,884
Baltic & Russia:
Mobile telephony	451	497
Fixed telephony and Internet	(13)	(16)
of which broadband	2	9
of fixed telephony	(15)	(25)
Cable TV	23	(1)
	461	480
Central Europe:
Mobile telephony	(66)	(82)
Fixed telephony and Internet	118	162
of which broadband	(16)	(227)
of which fixed telephony	134	389
Non-recurring item	(378)	—
	(326)	80
Southern Europe:
Mobile telephony	(15)	(353)
Fixed telephony and Internet	1,500	955
of which broadband	(619)	(662)
of which fixed telephony	2,119	1,617
	1,485	602
UK & Benelux:
Mobile telephony	52	47
Fixed telephony and Internet	(339)	(272)
of which broadband	—	(251)
of which fixed telephony	(339)	(21)
Cable TV	(25)	(28)
Other operations	(9)	—
Non-recurring items	—	(287)
	(321)	(540)
Services:
Fixed telephony and Internet	(4)	(2)
of which broadband	(3)	—
of which fixed telephony	(1)	(2)
Other operations	36	6
	32	4

Total	4,318	3,510

Adjustment for write-down of goodwill	378	278

	Operating Profit Margin
	Year ended December 31,
	2004	2005

Nordic	22%	19%
Baltic & Russia	14%	11%
Central Europe	(6)%	1%
Southern Europe	10%	4%
UK & Benelux	(5)%	(7)%
Services	6%	1%
Total	10%	7%

	Operating profit		Operating profit margin
	Year ended December 31,
	2004	2005	2004	2005
	(SEK in millions)

Mobile telephony	2,844	2,455	24%	17%
Fixed telephony and Internet	1,895	1,253	6%	3%
of which broadband	(726)	(1,363)	(43)%	(45)%
of which fixed telephony	2,621	2,616	8%	8%
Cable TV	(70)	(51)	(31)%	(22)%
Other operations	27	6	4%	1%
Non-recurring items	(378)	(153)

Total	4,318	3,510	10%	7%

	Operating profit		Operating profit margin
Tele2 in Sweden*):	2004	2005	2004	2005
	(SEK in millions)
Mobile telephony	2,444	2,497	39%	37%
Fixed telephony and internet	490	295	13%	7%
of which broadband	(64)	(129)	(16)%	(33)%
of which fixed telephony	554	424	16%	11%
Cable TV	(65)	(19)	(32)%	(9)%
Non-recurring item	—	134	—	—
Total Tele2 in Sweden	2,869	2,907	28%	26%

Tele2 in Sweden includes Tele2 Sverige AB, Optimal Telecom AB, cable TV operations in Sweden and the result from joint venture-company Svenska UMTS-nät AB.

	Operating profit		Operating profit margin
Tele2 in Russia:	2004	2005	2004	2005
	(SEK in millions)
Total Russia	(479)	(359)	(89)%	(34)%

For 2005, the market area UK & Benelux reported a capital gain on sale of the operations in Tele2 UK and Tele2 Ireland of SEK 137 million and reported a reserve of SEK 161 million, relating to a VAT-dispute in the prepaid card operations. The dispute is related to 2003 until the first of 2005 and the reserve corresponds to the estimated probable outcome, which amounts to 75% of the maximum worst case outcome. During the year, UK & Benelux recorded an impairment of goodwill related to Alpha Telecom of SEK 263 million.

The tax effects of the year’s valued loss carry-forwards relate to acquired loss carry-forwards which were valued at zero at the time of acquisition. This value has reduced the previous year’s book value of goodwill by SEK -378 million (Note 13).

Sales of telephones are included in the operating profit for the year which amounted to SEK -773 (2004: -492) million.

Depreciation/amortization by function:

	Year ended December 31,
	2004	2005
	(SEK in millions)
Depreciation/amortization:
Cost of services sold	(1,609)	(2,222)
Selling expenses	(57)	(36)
Administrative expenses	(284)	(406)
Total depreciation	(1,950)	(2,664)

Impairment:
Cost of services sold	(378)	(304)
Total impairment	(378)	(304)
Total depreciation/amortization for the year by function	(2,328)	(2,968)

Depreciation/amortization by type of asset:

	Year ended December 31,
	2004	2005
	(SEK in millions)
Depreciation/amortization:
Licenses, utilization rights and software	(122)	(311)
Interconnection agreements	—	(97)
Customers agreements	—	(280)
Buildings	(24)	(23)
Machinery and technical plant	(1,667)	(1,777)
Equipment and installations	(137)	(176)
Total depreciation/amortization	(1,950)	(2,664)

Impairment:
Licenses, utilization rights and software	—	(8)
Goodwill	(378)	(278)
Machinery and technical plant	—	(18)
Total impairment	(378)	(304)
Total depreciation/amortization for the year by type of asset	(2,328)	(2,968)

NOTE 6 OTHER OPERATING REVENUE

	Year ended December 31,
	2004	2005
	(SEK in millions)

Sale of operations	26	147
Exchange rate gains from operations	35	57
Sale of fixed assets	5	1
Other revenue	26	26
Total other operating revenue	92	231

In 2005 Tele2 has divested the shares in Tele2 UK, Tele2 Ireland, Proceedo Solution in Sweden as well as Trigger Software in Estonia. The cable TV operations in Estonia were divested in 2004. For additional information, please refer to Note 16.

NOTE 7 OTHER OPERATING EXPENSES

	Year ended December 31,
	2004	2005
	(SEK in millions)

Exchange rate loss from operations	(29)	(19)
Sale/scrapping of fixed assets	(7)	(17)
Other expenses	(4)	(4)
Total other operating expenses	(40)	(40)

NOTE 8 RESULT FROM FROM SHARES IN ASSOCIATED COMPANIES AND JOINT VENTURES

	Year ended December 31,
	2004		2005
	Sv UMTS nät	Other	Sv UMTS nät	Other
	(SEK in millions)

Profit/loss before taxes in associated companies and joint ventures	26	20	(205)	1
Holdings	50%	9.1%-50%	50%	9.1%-50%
Share of profit/loss before tax	13	4	(102)	—
Correction of share of profit/loss from preceding year	—	—	3	(1)
	13	4	(99)	(1)

Total result of shares in associated companies and joint ventures		17		(100)

Extracts from the balance sheets and income statements of associated companies and joint ventures:

	Year ended December 31,
	2004		2005
	Sv UMTS nät	Other	Sv UMTS nät	Other
	(SEK in millions)

Income statement:
Revenue	97	43	551	228
Operating profit	35	20	(89)	13
Profit/loss before tax	26	20	(205)	1
Net profit/loss	24	20	(205)	1

	At December 31,
	2004		2005
	Sv UMTS nät	Other	Sv UMTS nät	Other
	(SEK in millions)

Balance sheet
Intangible and financial assets	—	19	—	—
Tangible assets	3,009	—	3,471	—
Current assets	398	35	374	126
Total assets	3,407	54	3,845	126

Shareholders’ equity	1,001	49	796	40
Long-term liabilities	2,016	1	2,951	2
Current liabilities	390	4	98	84
Total shareholders’ equity and liabilities	3,407	54	3,845	126

NOTE 9 INTEREST INCOME

	Year ended December 31,
	2004	2005
	(SEK in millions)

Interest, bank balances	81	62
Interest, penalty interest	16	25
Interest, other securities and receivables	2	2
Total other interest income	99	89

NOTE 10 INTEREST COSTS

	Year ended December 31,
	2004	2005
	(SEK in millions)

Interest, credit institutions	(282)	(213)
Interest, other liabilities	(14)	(29)
Interest, penalty interest	(12)	(38)
Other financial expenses	(64)	(6)
Total interest costs	(372)	(286)

Other financial expenses for 2004 include a non-recurring cost related to expensing of the previous loan facility’s remaining prepaid financing costs of SEK -55 million.

NOTE 11 OTHER FINANCIAL ITEMS

	Year ended December 31,
	2004	2005
	(SEK in millions)

Exchange rate differences on financial assets and liabilities	(9)	(198)
Gain on sale of shares in Travellink AB	—	12
Gain on sale of shares in Song Networks	171	—
Total other financial items	162	(186)

NOTE 12 EXCHANGE RATE EFFECTS

Exchange rate differences which arise in operations are reported in the income statement and amount to:

	Year ended December 31,
	2004	2005
	(SEK in millions)

Other operating revenue	35	57
Other operating expenses	(29)	(19)
Other financial items	(9)	(198)
Total exchange rate differences in Income Statement	(3)	(160)

The consolidated balance sheet and income statement are affected by fluctuations in subsidiaries’ currencies against the Swedish krona. Group operating revenues are distributed among the following currencies.

Operating revenue:

	Year ended December 31,
	2004		2005
	(SEK in millions)

SEK	9,718	23%	10,527	21%
EUR	22,305	52%	25,874	52%
Other	11,010	25%	13,542	27%
Total	43,033	100%	49,943	100%

A 1% currency movement against the Swedish krona affects the Group’s operating revenue on an annual basis by SEK 394 (2004: 333) million. Tele2’s operating profit for the year was mainly affected by fluctuations in EUR, NOK, PLN and LVL. Tele2’s operating revenues have been affected positively by SEK 843 (2004: -227) million in 2005, as opposed to if the exchange rates had not been changed at all during the year.

NOTE 13 TAXES

Tax expense/income for the year:

	Year ended December 31,
	2004	2005
	(SEK in millions)

Current tax expense	(271)	(744)
Deferred tax expense	(508)	(42)
Total tax expense (-) /tax income (+) on profit for the year	(779)	(786)

Theoretical tax expense:

The difference between recorded tax expense for the Group and the tax expense based on prevailing tax rates in each country consist of the following components:

	Year ended December 31,
	2004		2005
	(SEK in millions)

Profit before tax	4,207		3,127
Theoretic tax according to prevailing tax rate in each country	(1,193)	(28.4)%	(917)	(29.3)%

Tax effect of:
Impairment of goodwill, non-tax affecting	(86)	(2.0)%	(78)	(2.5)%
Sale of shares in subsidiaries, non-taxable	—	—	515	16.5%
Write-down of shares in group companies	(483)	(11.5)%	—	—
Tax dispute from previous years expensed	(23)	(0.5)%	(162)	(5.2)%
Other non-deductible expense/non-taxable revenue	(110)	(2.6)%	32	1.0%
Valuation of tax-assets relating to loss carry-forwards etc from previous years	1,404	33.4%	300	9.6%
Adjustment of tax assets from previous years	—	—	(180)	(5.8)%
Reserve for the year’s additional loss carry-forwards	(288)	(6.8)%	(296)	(9.5)%
Tax expense/income and effective tax rate	(779)	(18.5)%	(786)	(25.1)%

The weighted average tax rate was 29.3% (2004: 28.4%). The increase compared with the previous year is due to the fact that increasingly more subsidiaries in continental Europe with a higher tax rate than more mature operations in Nordic and Baltic are starting to report positive results.

In 2005 a reserve for tax disputes of SEK -162 million has been reported. Tax costs regarding write-down of shares in group companies of SEK -483 million in 2004 relate to companies where we have changed our previous estimate that we can utilize tax loss carry-forwards.

Deferred tax assets and liabilities:

Deferred tax assets and liabilities are attributable to the following items:

	At December 31,
	2004	2005
	(SEK in millions)
Deferred tax assets:
Unutilized loss carry-forwards	3,255	4,566
Tangible assets	(63)	480
Other	26	235
Total deferred tax assets	3,218	5,281

Deferred tax liabilities:
Intangible assets	—	(543)
Tangible assets	(458)	(880)
Other	(17)	(336)
Total deferred tax liabilities	(475)	(1,759)

Total deferred tax assets and tax liabilities	2,743	3,522

Loss carry-forwards:

Deferred tax assets are reported for loss carry-forwards only to the extent that it is considered likely that the loss carry-forwards can be utilized against future profits. According to this principle, losses in newly started operations are not netted against profits in more mature operations.

As a result of continued improved results in continental Europe, a deferred tax asset of net SEK 182 (2004: 729) million has been reported in the income statement. The net includes SEK 340 (2004: 1,212) million relating primarily to companies that have started reporting a positive result during the year and where accumulated losses are considered likely to be used against future profits, and SEK -158 (2004: -483) million relating to companies where we are changing our previous evaluation that we can utilize the accumulated losses.

The tax effect of prior year’s valuation of loss carry-forwards relates to acquired loss carry-forwards which were valued at zero at the time of acquisition. This value has reduced last year’s book value of goodwill by SEK -378 million.

The Group’s total loss carry-forwards as of December 31, 2005 were 17,679 (2004: 13,275) million of which SEK 15,053 (2004: 10,582) million has been recorded as a deferred tax asset and the remaining part, SEK 2,626 (2004: 2,693) million has been valued at zero. Of the total loss carry-forwards, SEK 1,399 (2004: 917) million expires in five years and the remaining part, SEK 16,280 (2004: 12,358) million, expires after five years or may continue to apply in perpetuity.

Tax disputes:

In December 2003, Tele2 announced that the tax authorities’ investigation of Tele2’s financial year 2001 had been completed and that the authorities wished to change Tele2’s tax assessment. In 2000, Tele2 acquired the outstanding majority of the listed company SEC SA. Because the operations had been restructured an external valuation was carried out, which indicated a decline in value, and the operations were transferred to this value. Tele2 has claimed a deduction for this realized loss.

The authorities’ notification that they wished to change Tele2’s tax assessment was expected, since it involved a significant amount. However, Tele2 considered it remarkable that the assessment was made saying that there should not have been an actual decline in the value of SEC SA, in spite of the fact that the independent valuation that was made as well as the analysts’ and other sector observers’ valuations at this time showed that there had actually been a decline in the value of SEC SA. Tele2 chose to request a reconsideration by the same local tax authority to enable them to explain the grounds for their decision, which the tax authority made in December 2004.

In October 2005 Tele2 submitted a supplementary statement since the tax authorities did not provide their own statement. No information has been presented changing Tele2’s opinion that they fulfil the requirements for submission of evidence. Tele2’s opinion is still that the deduction claimed will be finally approved, and we have now lodged an appeal with the county administrative court.

Loss carry-forwards in Tele2 questioned by the tax authorities with regard to this correspond to a tax effect of SEK 3,910 million. Other disputes in Tele2 AB amount to SEK 21 (2004: 183) million. Tele2 is of the opinion that the disputes will be settled in Tele2’s favour, which is why a contingent tax liability has not been recorded for the amount of losses utilized.

NOTE 14 INTANGIBLE ASSETS

	At December 31, 2004
	Licenses, rights of use & software	Inter- connection agree- ments	Customer agreements	Total other intangible assets	Goodwill	Total
	(SEK in millions)

Acquisition value
Acquisition value at January 1	838	—	—	838	23,076	23,914
Acquisition value in acquired companies	57	—	674	731	320	1,051
Investments for the year	56	—	—	56	—	56
Sales and scrapping	(18)	—	—	(18)	—	(18)
Reclassification	477	175	—	652	(242)	410
Translation differences for the year	(43)	(10)	(8)	(61)	(326)	(387)
Total acquisition value at December 31	1,367	165	666	2,198	22,828	25,026
Accumulated amortizations:
Accumulated amortization at January 1	(358)	—	—	(358)		(358)
Amortization according to plan	(122)	—	—	(122)		(122)
Sale and scrapping	17	—	—	17		17
Reclassification	(195)	—	—	(195)		(195)
Translation differences for the year	26	—	—	26		26
Total accumulated amortization at December 31	(632)	—	—	(632)		(632)

Accumulated write-downs:
Write-downs during the year	—	—	—	—	(378)	(378)
Total accumulated write-downs at December 31	—	—	—	—	(378)	(378)
Total intangible assets at December 31	735	165	666	1,566	22,450	24,016

An adjustment has been made of the accumulated amortization in acquired companies for 2004 to be netted against the acquisition value.

	At December 31, 2005
	Licenses, rights of use & software	Inter- connect agree- ments	Customer agreements	Total other intangible assets	Goodwill	Total
	(SEK in millions)

Acquisition value:
Acquisition value at January 1	1,367	165	666	2,198	22,828	25,026
Acquisition value in acquired companies	283	303	1,802	2,388	3,438	5,826
Acquisition value in divested companies	—	—	—	—	(13)	(13)
Investments for the year	395	589		984	—	984
Sales and scrapping	(39)	(2)	—	(41)	(2)	(43)
Reclassification	20	—	—	20	—	20
Translation differences for the year	127	27	58	212	1,111	1,323
Total acquisition value at December 31	2,153	1,082	2,526	5,761	27,362	33,123
Accumulated amortization:
Accumulated amortization at January 1	(632)	—	—	(632)		(632)
Amortization according to plan	(311)	(97)	(280)	(688)		(688)
Sales and scrapping	36	—	—	36		36
Reclassification	(6)	—	—	(6)		(6)
Translation differences for the year	(80)	(1)	(4)	(85)		(85)
Total accumulated amortization at December 31	(993)	(98)	(284)	(1,375)		(1,375)

Accumulated write-downs:
Accumulated write-downs at January 1	—	—	—	—	(378)	(378)
Write-downs during the year	(8)	—	—	(8)	(278)	(286)
Translation differences for the year	(1)	—	—	(1)	(4)	(5)
Total accumulated write-downs at December 31	(9)	—	—	(9)	(660)	(669)
Total intangible assets at December 31	1,151	984	2,242	4,377	26,702	31,079

Of this year’s total acquisition value in acquired companies of SEK 5,826 million, SEK 5,536 million refers to the acquisitions of Versatel and Comunitel. SEK 806 million of the year’s total investments of SEK 984 million relates to the signing of the interconnection agreement in France and the license in Croatia.

Goodwill is distributed among the Group’s cash generating units identified per market area.

At December 31, 2005
(SEK in millions)

Nordic	762
Baltic	2,822
Russia	421
Central Europe	4,405
Southern Europe	12,391
UK & Benelux	5,817
Services	84
Total Goodwill	26,702

In connection with the acquisition of operations, goodwill is allocated to the cash generating units or groups that expect to achieve future financial benefits of the acquired operations. In the event that separate cash generating units cannot be identified, goodwill is allocated to the lowest level at which it is controlled and monitored internally. Tele2 monitors and controls its operations and acquisition primarily based on market areas and therefore allocates goodwill to each market area.

The most important assumptions for impairment calculations are discount rates, growth rates, profit margins and investment requirements. The discount rate is determined considering the prevailing and specific risk in the respective cash generating unit. Expected future growth rates, profit margins and investment requirements are based on industry data, expected changes in the market, management’s experience from similar markets as well as management’s assessment of each market.

Tele2 calculates the future cash flows based on the most recently approved three year plan combined with the expected growth rates during another seven years based on Tele2’s general business model. This business model, built on experience from telecom operations in various stages of maturity, has an assumption of growth which initially exceeds the average growth for the industry as a whole. Based on experiences with the business model, Tele2 regards this to be justified. Similarly, the business model contains assumptions on profit and investment levels that reflect the stages of maturity for the operations in the various cash generating units from year four to ten. For the period following, a growth of 2-3% is expected, which does not exceed the average long-term growth for the industry as a whole. The discount rate has been set between 10-13%, depending on the specific risk in the respective cash-generating unit. It is Tele2’s assessment that reasonable, possible changes in the above-mentioned conditions should not have such significant effects that they individually should reduce the value in use to a value that is lower than the carrying value.

At the end of 2005, a SEK 263 million impairment of goodwill was recorded for Alpha Telecom. The reason for this impairment was primarily a change in the rate of VAT, which resulted in lower margins.

NOTE 15 TANGIBLE ASSETS

	As at December 31, 2004
	Buildings & land	Equipment	Construction in progress	Other total tangible assets	Machinery, & technical plant	of which finance leases	Total

Acquisition value:
Adjusted acquisition value at January 1	188	1,105	293	1,586	16,539	454	18,125
Acquisition value in acquired companies	—	55	1	56	587	261	643
Acquisition value in divested companies	—	(1)	—	(1)	(42)	—	(43)
Investments for the year	7	105	656	768	761	—	1,529
Sales and scrapping	(6)	(36)	(1)	(43)	(297)	(11)	(340)
Reclassification	11	(46)	(390)	(425)	15	—	(410)
Translation differences for the year	(6)	(21)	(33)	(60)	(177)	(6)	(237)
Total acquisition value	194	1,161	526	1,881	17,386	698	19,267
Accumulated depreciation:
Accumulated depreciation at January 1	(80)	(804)		(884)	(7,934)	(131)	(8,818)
Accumulated depreciation in divested companies	—	1		1	31	—	32
Depreciation according to plan	(24)	(137)		(161)	(1,667)	(27)	(1,828)
Sales and scrapping	6	34		40	280	11	320
Reclassification	—	24		24	171	—	195
Translation differences for the year	3	13		16	94	1	110
Total accumulated depreciation	(95)	(869)		(964)	(9,025)	(146)	(9,989)

Accumulated write-downs:
Accumulated write-downs at January 1	—	—		—	(172)	—	(172)
Translation differences for the year	—	—		—	1	—	1
Total accumulated write-downs	—	—		—	(171)	—	(171)
Total tangible assets	99	292	526	917	8,190	552	9,107

An adjustment has been made of accumulated depreciation in acquired companies for 2004 to be netted against acquisition value.

	As at December 31, 2005
	Buildings & land	Equipment	Construction in progress	Other total tangible assets	Machinery & technical plant	of which finance leases	Total
	(SEK in millions)

Acquisition value:
Acquisition value at January 1	194	1,161	526	1,881	17,386	698	19,267
Acquisition value in acquired companies	11	144	426	581	3,422		4,003
Acquisition value in divested companies		(24)		(24)			(24)
Investments for the year	16	159	1,031	1,206	1,560		2,766
Sales and scrapping	(2)	(45)	(1)	(48)	(188)		(236)
Reclassification		(27)	(607)	(634)	613		(21)
Translation differences for the year	13	74	89	176	707	10	883
Total acquisition value	232	1,442	1,464	3,138	23,500	708	26,638
Accumulated depreciation:
Accumulated depreciation at January 1	(95)	(869)		(964)	(9,025)	(146)	(9,989)
Accumulated depreciation in divested companies		23		23			23
Depreciation according to plan	(23)	(176)		(199)	(1,777)	(59)	(1,976)
Sales and scrapping		42		42	156		198
Reclassification		6		6	1		7
Translation differences for the year	(7)	(59)		(66)	(360)	(1)	(426)
Total accumulated depreciation	(125)	(1,033)		(1,158)	(11,005)	(206)	(12,163)

Accumulated write-downs:
Accumulated write-downs at January 1					(171)		(171)
Write-downs during the year					(18)		(18)
Translation differences for the year					(4)		(4)
Total accumulated write-downs					(193)		(193)
Total tangible assets	107	409	1,464	1,980	12,302	502	14,282

SEK 1,093 million of the year’s total investment of SEK 2,766 million relates to Russia. Construction in progress primarily involves projects in Russia and Sweden. Finance leases relate to assets reported according to Note 26.

Tele2 has not capitalized any interest expenses in fixed assets as of December 31, 2005 (2004: SEK 6 million).

NOTE 16 BUSINESS ACQUISITIONS AND DIVESTMENTS

Acquisitions and sale of share and participations affecting cash flow refer to the following:

As at December 31, 2005
(SEK in millions)
Comunitel Spain	2,258
Versatel Netherlands/Belgium	5,203
Other acquisitions	255
Divestments	(148)
Other cash flow changes in shares and participations	(18)
Cash flow effect of acquisitions and divestments	7,550

ACQUISITIONS

Comunitel Spain (Southern Europe)

On September 30, 2005, Tele2 acquired 99.96% of the share capital in Comunitel Global S.A., a Spanish telecom operator, for SEK 2.3 billion with 81,000 fixed telephony and internet customers. Tele2’s results for 2005 include operating revenue of SEK 397 million and a net loss of SEK —65 million related to Comunitel. Goodwill in connection with the acquisition of Comunitel relates to our expectation to strengthening our position in the Spanish market via reduced costs, vastly improved coverage of the consumer market and a breakthrough in the corporate market. The acquisition is also an important milestone for Tele2’s pan-European broadband offerings.

Versatel Netherlands/Belgium (UK & Benelux)

On July 18 2005, Tele2 announced its intention to acquire the public company Versatel Telcom International N.V., a leading alternative telecom operator in the Netherlands and Belgium with 434,000 fixed telephony and internet customers. On October 14 2005, and November 1 2005, collectively, Tele2 acquired a total of 80.29% of the shares in the company for SEK 6.6 billion. Tele2’s result for 2005 includes operating revenue of SEK 942 million and a net loss of SEK —65 million related to Versatel. Goodwill in connection with the acquisition of Versatel relates to an expectation of obtaining economies of scale from the merger of Versatel and Tele2’s existing operations in the Netherlands and Belgium. There will be a migration of Tele2’s traffic to Versatel’s infrastructure.

Other acquisitions

On January 31, 2005 Tele2 acquired 100% of the shares in Tiscali in Denmark for SEK 165 million with 76,000 fixed telephony and internet customers. July 20, 2005 Tele2 acquired 100% of the shares in Econophone AG, the third largest alternative Swiss fixed network operator, for SEK 116 million with 128,000 fixed telephony and internet customers. November 10, 2005 Tele2 acquired 100% of the shares in Lipetsk Mobile CJSC, a mobile telephony operator in Russia, for SEK 3 million.

The three above-mentioned acquisitions are included by SEK 347 million in Tele2’s operating revenue of SEK 347 million and by approximately SEK —44 million in the net profit. Since Tiscali has merged with Tele2 Denmark, only an estimate has been made of how large a share relates to the acquired Tiscali operations. Goodwill in connection with the acquisition of Econophone relates to an expectation that we will strengthen our position through lowered costs and by increasing our market share in the Swiss market.

The assets, liabilities and contingent liabilities that were included in the acquired operations amount to the following:

	Comunitel Spain			Versatel Netherlands/Belgium			Other acquisitions
	Reported			Reported			Reported
	value at the	Adjustment		value at the	Adjustment		value at the	Adjustment
	time of	to fair	Fair	time of	to fair	Fair	time of	to fair	Fair
	acquisition	value	value	acquisition	value	value	acquisition	value	value
	(SEK in millions)
Customer agreements		436	436		1,309	1,309		152	152
Interconnection agreements	303		303
Licenses				747	(539)	208	1	7	8
Brands								5	5
Software	60		60
Tangible assets	337		337	3,591		3,591	28	45	73
Deferred tax assets	533		533	446		446		116	116
Other financial assets	66		66				10		10
Material and supplies	2		2				2		2
Current receivables	231		231	7,238		7,238	88		88
Cash and cash equivalents	4		4	1,373		1,373	28		28
Deferred tax liabilities		(131)	(131)		(231)	(231)		(28)	(28)
Other long-term liabilities	(1,223)		(1,223)	(3,125)		(3,125)	(22)	(21)	(43)
Short-term liabilities	(597)		(597)	(8,814)		(8,814)	(178)	(5)	(183)
Minority interest				(295)	(106)	(401)
Acquired net assets	(284)	305	21	1,161	433	1,594	(43)	271	228
Goodwill			1,073			2,094			3
Purchase price for shares in subsidiary			1,094			3,688			231
Payment of debts in acquired operations			1,168			2,888			53
Acquisition value			2,262			6,576			284
Liabilities to former owners									(1)
Less: cash in acquired operations			(4)			(1,373)			(28)
Effect on group cash and cash equivalents			2,258			5,203			255

As a consequence of the size and complexity of the acquisitions, and since they took place so late in the year, the reviews of the acquired operations’ accounting principles and valuation of acquired assets, liabilities and contingent liabilities are not complete. The above-mentioned information and the pro forma below are therefore only preliminary.

Divestments

In September 14, 2005 Tele2 divested all of its shares in Proceedo Solutions AB, a Swedish company with electronic solutions to gather information on different suppliers’ products and prices, for SEK 19 million. The sale of Proceedo has affected Tele2’s operating revenue by SEK 14 million and net profit by SEK —1 million beyond the capital gain recorded of SEK 5 million.

On October 31, 2005, Tele2 divested all of its shares in OU Trigger software, along with the operations in Estonia, for SEK 18 million. Trigger has affected Tele2’s operating revenue with SEK 12 million and net profit by SEK 2 million beyond the capital gain recorded of SEK 5 million.

On December 16, 2005, Tele2 divested all of its shares in Tele2 UK Communication Ltd and Tele2 telecommunication Service Ltd, with operations in fixed telephony in the UK and Ireland with a total of 274,000 fixed telephony customers, for SEK 157 million. Tele2 UK and Tele2 Ireland have affected Tele2’s operating revenue with SEK 517 million and net profit by SEK —318 million beyond the capital gain of SEK 137 million.

The assets, liabilities and contingent liabilities that were included in the divested operations amount to the following:

Net assets at the time of divestment
(SEK in millions)

Goodwill	13
Tangible assets	2
Current receivables	111
Cash and cash equivalents	46
Exchange rate difference in shareholders’ equity	(6)
Short-term liabilities	(119)
Divested net assets	47
Capital gain	147
Sales price	194
Less: cash in divested operations	(46)
Effect on group cash and cash equivalents	148

Pro forma

Presented below is a pro forma analysis of how the operations acquired throughout the year and the divested operations respectively would have affected Tele2’s operating revenue and operating profit before amortization, depreciation and result from shares in associated companies and joint ventures if they had been acquired and divested respectively as of January 1, 2005. Since Tiscali has merged with Tele2 Denmark, only an estimate has been made of how large a share relates to the acquired Tiscali operations.

Since the year’s divested operations do not constitute a significant part of the Tele2 Group’s result and financial position, disclosure in the income statement has not been done according to IFRS 5 Non-current assets held for sale and discontinued operations.

	2005
	Tele2 Group	Acquired operations before the time of acquisition	Less divested operations	Tele2 Group (pro forma)
	(SEK in millions)

Operating revenue	49,943	4,040	(543)	53,440
Operating profit before amortization, depreciation and result from shares in associated companies and joint ventures	6,578	464	173	7,215

NOTE 17 SHARES IN ASSOCIATED COMPANIES AND JOINT VENTURES

				Net Book Value
	Number of	Total par		At December 31,
	shares	value	Holding	2004	2005
	(SEK in millions)

Svenska UMTS nät AB, 556606-7996, Stockholm, Sweden	501,000	tSEK 50,100	50%	500	401
ZAO Setevaya Kompanya, 104 779 674, 3312, Moskva, Russia	300	tRUR 3,000	50%	—	—
SCD Invest AB, 556353-6753, Stockholm, SwedenSweden	1,058,425 A	tSEK 5,292	equity 9,1% votes 49,6%	—	—
Managest Media SA, RCB87091, Luxembourg	12,000 B	tEURO 120	40%	22	23
SNPAC Swedish Number Portability Administrative Centre AB, 556595-2925, Stockholm, Sweden	400	tSEK 40	20%	6	4
GH Giga Hertz HB and 15 other partnerships with licensess			33,3%	3	3
Total shares in associated companies and joint ventures				531	431

None of the associated companies and joint ventures are listed on stock exchanges.

	Net book value
	At December 31,
	2004	2005
	(SEK in millions)
Acquisition:
Acquisition value at Jan 1	851	874
Investments	3	—
Repayment of capital invested	(1)	—
Share of profit/loss	15	(100)
Reclassifications	6	—
Total acquisition value	874	774
Write-downs:
Accumulated write-downs at Jan 1	(343)	(343)
Total accumulated write-downs at Jan 1	(343)	(343)

Total shares in associated companies and joint ventures	531	431

Contribution of each associated company and joint venture to Group equity:

	Year ended December 31,
	2004		2005
	Sv UMTS nät	Other	Sv UMTS nät	Other
	(SEK in millions)

Share of shareholders’ equity:
Equity share, January 1	489	19	500	31
Acquired operations’ opening balance	—	3	—	—
Repayment of capital invested	—	(1)	—	—
Share of profit/loss	11	4	(99)	(1)
Reclassification	—	6	—	—
	500	31	401	30
Total share of shareholders’ equity		531		431

NOTE 18 OTHER FINANCIAL ASSETS

	At December 31,
	2004	2005
	(SEK in millions)

Receivables from SCD Invest AB, associated company	16	—
Receivables from LCC Peoples Mobile	—	3
Receivable from Modern Holdings Inc	10	11
Pension fund	14	9
Other long-term securities	48	39
Other	5	13
Total other financial assets	93	75

Other long-term securities consist of shares in the following companies:

				Net Book Value
	Number of	Total par		At December 31,
(Company, registration number, and registered office)	shares	value	Holding	2004	2005
	(SEK in millions)
Modern Holdings Inc., USA	1,806,575	tUSD 18	11.88%	36	36
Travellink AB, 556596-2650, Stockholm, Sweden	18,607	tSEK 1,861	15%	11	—
LCC Peoples Mobile, 1047796469973, Moscow, Russia		tRUR 0.2	2%	—	1
Radio National Luleå AB, 556475-0411, Stockholm, Sweden	55	tSEK 5	5.5%	1	1
Other				—	1
Total other long-term securities				48	39

NOTE 19 ACCOUNTS RECEIVABLE

	At December 31,
	2004	2005
	(SEK in millions)

Accounts receivable	7,428	8,521
Reserve for doubtful accounts	(1,483)	(1,795)
Total accounts receivable	5,945	6,726

	Year ended December 31,
	2004	2005
	(SEK in millions)
Reserve for doubtful accounts at January 1	1,406	1,483
Reserves in companies acquired during the year	37	165
Reserves in companies divested during the year	—	(27)
Provisions during the year	379	395
Recovery of previous provisions	(323)	(301)
Translation differences	(16)	80
Total reserve for doubtful accounts	1,483	1,795

NOTE 20 OTHER CURRENT RECEIVABLES

	At December 31,
	2004	2005
	(SEK in millions)

VAT receivable	366	734
Receivable from APAX Partners	—	187
Receivable from suppliers	63	122
Receivable from Svenska UMTS-nät	59	—
Receivable from seller of UTA	30	—
Other	44	129
Total other current receivables	562	1,172

NOTE 21 PREPAID EXPENSES AND ACCRUED INCOME

	At December 31,
	2004	2005
	(SEK in millions)

Traffic revenues, from customers	2,113	2,882
Traffic revenues, from other telecom operators	1,024	534
Interest income	60	88
Accrued income, other	62	259
Rental costs	155	139
Retailers’ commission, prepaid cards	131	119
Fixed subscription charges	73	173
Prepaid expenses, other	313	399
Total prepaid expenses and accrued income	3,931	4,593

SEK 7 million of the balance sheet items is estimated to be paid more than 12 months after the closing date.

NOTE 22 CASH AND CASH EQUIVALENTS AND OVERDRAFT FACILITIES

Available liquidity:

	At December 31,
	2004	2005
	(SEK in millions)

Cash and cash equivalents	2,148	3,979
Restricted funds	(365)	(892)
Unutilized overdraft facilities and credit lines	3,330	5,854
Total available liquidity	5,113	8,941

Overdraft facilities:

	At December 31,
	2004	2005
	(SEK in millions)

Overdraft facilities granted	229	238
Overdraft facilities utilized	(21)	—
Total unutilized overdraft facilities	208	238

Unutilized credit lines	3,122	5,616
Total unutilized overdraft facilities and credit lines	3,330	5,854

No specific collateral is provided for overdraft facilities.

Exchange rate difference in cash and cash equivalents:

	At December 31,
	2004	2005
	(SEK in millions)

Cash and cash equivalents at January 1	(27)	142
Cash flow for the year	17	(17)
Total exchange rate difference in cash and cash equivalents	(10)	125

NOTE 23 NUMBER OF SHARES AND EARNINGS PER SHARE

The share capital in Tele2 AB is divided into two classes of shares: Class A and B shares. Both types of shares have a quota value of SEK 1.25 per share and have the same rights on the company’s net assets and profits. Shares of class A-shares, however, entitle the holder to 10 voting rights per share and class B-shares to one voting right per share.

The Annual General Meeting of May 11, 2005 decided on a share split and a redemption procedure where each share was divided into 3 ordinary shares and 1 redemption share. Redemption shares have been automatically redeemed for SEK 10 per share, corresponding to a total of 1,476 million. Together with the ordinary dividend of SEK 5 per share, the shareholders have received SEK 2,213 million.

Number of shares:

	A-shares		B-shares		Total
	Change	Total	Change	Total	number

As of January 1, 2003		65,069,412		377,311,113	442,380,525
New shares issued, convertibles	—	65,069,412	300,000	377,611,113	442,680,525
December 31, 2003		65,069,412		377,611,113	442,680,525

Restamping of A-shares to B-shares	(18,519,423)	46,549,989	18,519,423	396,130,536	442,680,525
December 31, 2004		46,549,989		396,130,536	442,680,525

New share issue, convertibles	—	46,549,989	972,307	397,102,843	443,652,832
Total number of shares as of December 31, 2005		46,549,989		397,102,843	443,652,832

Number of shares after dilution:

	At December 31,
	2004	2005

Number of outstanding shares	442,680,525	443,652,832
Warrants, 2002-2007	1,033,867	328,013
Total number of shares after dilution	443,714,392	443,980,845

As of December 31, 2005, Tele2 has outstanding warrants corresponding to 1,304,821 (2004: 2,418,428) B-shares in Tele2 AB at a subscription price of SEK 60.80 per share and a subscription period 2005-2007. Further information is provided in Note 34.

Earnings per share:

	Earnings per share		Earnings per share after dilution
	Year ended December 31,
	2004	2005	2004	2005
	(SEK in millions, except earnings per share)
Net profit	3,428	2,347	3,428	2,347
Weighted average number of shares	442,680,525	442,842,576	442,680,525	442,842,576
Effect of warrants			1,061,049	548,670
Weighted average number of outstanding shares after dilution			443,741,574	443,391,246
Earnings per share	SEK 7.74	SEK 5.30	SEK 7.73	SEK 5.29

Dividend:

The dividends that were determined at the Annual General Meeting and paid in 2005 were SEK 5 (2004: 1) per share including redemption procedures. At the General Meeting in May 2006, a dividend for 2005 of SEK 1.75 per share has been approved, a total of SEK 777 million.

NOTE 24 LIABILITIES TO FINANCIAL INSTITUTIONS

Short-term liabilities:

			At December 31,
			2004		2005
Creditors collateral provided)	Interest rate terms	Maturity date	Short-term liabilities	Long-term liabilities	Short-term liabilities	Long-term liabilities
			(SEK in millions)
5-year syndicated loan facility	EURIBOR et. al. +0.20%-0.50%.	2009	2,855	1,085	4,921	8,491
(collateral: guarantee from Tele2 AB)

Banque Invik	margin: +0.07%- 0.50%.	2006	300	—	822	—
(collateral: restricted bank funds in Tele2 Russia Telecom BV and Tele2 Sverige AB)

SEB.	EURIBOR +0.75- 3.00%	2006-2011	52	173	69	137
(collateral: guarantee from Tele2 Sverige AB)

Other			—	—	—	5

Total short-term and long-term liabilities to financial institutions			3,207	1,258	5,812	8,633

Total liabilities to financial institutions				4,465		14,445

On October 10, 2005, the existing loan facility was increased from SEK 7.0 billion SEK 19.1 billion, divided into SEK 14.1 billion expiring in November 2009 and SEK 5.0 billion expiring in November 2006 with the opportunity of extending one year at a time. The interest margin of the long-term portion amounts to 25-50 basis points, depending on the debt/equity ratio, and on the short-term part amounting to 20 basis points.

The loan can be used in most currencies, at present USD, SEK, EUR and GBP. The facility allows a debt/equity ratio and net liabilities to operating profit excluding depreciation and amortization, of up to 3.5. The five-year loan facility is based on requirements involving the fulfilment of certain financial ratios. Tele2 expects to fulfil these requirements.

The loan facility is financed by ABN Amro, Citigroup International plc, Caylon Bank SA, DnB NOR Bank ASA, Nordea

Bank AB (publ), Skandinaviska Enskilda Banken AB (publ), Société Générale, the Royal Bank of Scotland plc, WestLB AG, Svenska Handelsbanken AB (publ), Cooperatieve Centrale Raiffeisen-Boerenleenbank BA, Danske Bank A/S, HSBC Bank plc and ING Bank NV.

The loan in Banque Invik relates to loans to Tele2’s operations in Russia, Croatia and Turkey. Tele2 has deposited a corresponding amount in Banque Invik. The margin between the interest on bank funds and interest on loan liabilities respectively is 0.07%-0.50%.

The average interest rate on loans during the year was 3.7% (2004: 4.4%).

Collateral provided:

	At December 31,
	2004	2005
	(SEK in millions)

Bank deposits	300	831
Total collateral provided for liabilities.	300	831

Maturities for the outstanding debt are as follows:

	At December 31,
	2004	2005
	(SEK in millions)

Within 1 year	3,207	5,812
Within 1-2 years	59	60
Within 2-3 years	60	12
Within 3-4 years	1,110	8,530
Within 4-5 years	16	19
Within 5-10 years	13	12
Within 10-15 years	—	—
Total liabilities to financial institutions	4,465	14,445

Interest rate risk:

Of the total loan liabilities as of December 31, 2005 partly to financial institutions (above) and partly other interest-bearing liabilities (as in Note 26), are SEK 14,096 million, corresponding to 90%, (2004: SEK 4,651 million, 94%) with variable interest rates. An increase of the interest level of 1% should involve additional interest expenses of SEK 141 million, calculated on the basis of interest-bearing liabilities as of December 31, 2005.

Interest-bearing liabilities to financial institutions and other liabilities with variable interest rates fall due for payment as follows:

	Within 1 year	Within 1-2 years	Within 2-3 years	Within 3-4 years	Within 4-5 years	Within 5-10 years	Total
	(SEK in millions)
Liabilities with variable interest rates	5,069	137	58	8,580	71	181	14,096
Liabilities with fixed interest rates	1,190	279	146	—	—	—	1,615
Total interest-bearing liabilities	6,259	416	204	8,580	71	181	15,711

NOTE 25   PROVISIONS

	At December 31, 2005
	Rented buildings	Legal requirements	Pensions and similar commitments	Total
	(SEK in millions)

Provisions as of January 1	17	40	6	63
Provisions in acquired companies	76	54	—	130
Additional provisions	14	269	3	286
Utilized provisions	—	(14)	(1)	(15)
Exchange rate differences	(1)	(1)	—	(2)

Total provisions as of December 31	106	348	8	462

	At December 31,
	2004	2005
	(SEK in millions)

Provisions, short-term portion	10	251
Provisions, long-term portion	53	211
Total provisions	63	462

In 2005 Tele2 provided SEK 161 million related to VAT-dispute in the prepaid card operations. The dispute relates to the period 2003 until the first quarter of 2005 and the provision corresponds to the estimated probable outcome, which is estimated at 75% of the maximum worst case outcome. Furthermore, acquired companies during the year also have provisions for VAT-disputes of SEK 53 million. Other disputes relate to provisions in Tele2 Italy and Tele2 Spain, mainly relating to disputes with other operators and tax disputes.

Telecom Italia has sued Tele2 for damages for MEUR 200 which the company claims it has suffered due to misleading marketing by Tele2. The claim has been made jointly against Tele2 Italy S.p.A. and Tele2 AB, since Tele2 Italy, according to Telecom Italia, has acted on instructions from Tele2 AB. Tele2 disputes the claim. Even if Telecom Italia should succeed, Tele2 believes that the damages will only result in a fraction of the amount claimed.

Provisions have been made for unutilized premises.

NOTE 26   OTHER INTEREST-BEARING LIABILITIES

	At December 31,
	2004		2005
	Short-term liabilities	Long-term liabilities	Short-term liabilities	Long-term liabilities
	(SEK in millions)

Eredivisie CV	—	—	228	364
Samsung	—	—	124	56
Finance leasing	64	441	66	384
Other	33	10	29	15

Total other short-term and long-term interest-bearing liabilities	97	451	447	819

Total other interest-bearing liabilities		548		1,266

Collateral provided:

	At December 31,
	2004	2005
	(SEK in millions)

Net assets in subsidiaries	52	52
Total pledged collateral for other interest-bearing liabilities	52	52

Other interest-bearing liabilities fall due:

		2004			2005
	Total loan liabilities	of which finance lease present value	of which finance lease, nominal value	Total loan liabilities	of which finance lease, present value	of which finance lease, nominal value
	(SEK in millions)
Within 1 year	97	79	81	447	80	81
Within 1-2 years	96	95	100	356	73	77
Within 2-3 years	53	61	66	192	53	58
Within 3-4 years	56	57	65	50	52	59
Within 4-5 years	54	54	63	52	51	59
Within 5-10 years	192	156	189	161	136	164
Within 10-15 years		3	4	8	5	8
Total loan liability and interest			568			506
Less interest portion			(63)			(56)

Total other interest-bearing liabilities	548	505	505	1,266	450	450

Finance leases relate to the expansion of transmission capacity in Sweden and Austria. The portion of the liability that includes variable interests totals to SEK 264 million and has during the year resulted in interest expense of SEK 18 (2004: 0) million.

NOTE 27   OTHER SHORT-TERM LIABILITIES

	At December 31,
	2004	2005
	(SEK in millions)
VAT liability	306	340
Employee withholding tax	37	46
Other taxes	78	40
Additional earn-out payment for Alpha Telecom	27	—
Customer deposits	25	30
Other	21	129

Total other short-term liabilities	494	585

NOTE 28 ACCRUED EXPENSES AND DEFERRED INCOME

	At December 31,
	2004	2005
	(SEK in millions)

Traffic expenses to other telecom operators	2,064	2,476
External service expenses	782	1,065
Personnel-related expenses	270	431
Expenses for dealers	140	133
Interest expenses	84	174
Leasing and rental expenses	227	97
Other accrued expenses	148	432
Deferred income, prepaid cards	884	821
Other deferred income	1,035	1,792

Total accrued expenses and deferred income	5,634	7,421

NOTE 29 PLEDGED ASSETS

	At December 31,
	2004	2005
	(SEK in millions)
Net assets in group companies	52	52
Material and supplies	13	19
Bank deposits	365	892

Total pledged assets	430	963

Pledged shares are reported at an amount corresponding to the carrying amount of the net assets which each subsidiary represents in the group balance sheet.

NOTE 30 CONTINGENT LIABILITIES

	At December 31,
	2004	2005
	(SEK in millions)
Guarantee related to joint venture	1,007	1,475
Future commitments	6	163

Total contingent liabilities	1,013	1,638

Svenska UMTS-nät AB, a joint venture to Tele2, has an approved loan facility of SEK 5.3 (2004: SEK 7) billion, where Tele2 guarantees utilized amounts up to its 50 percent holding or a maximum of SEK 2.7 (2004: 3.5) billion. As of December 31, 2005, Tele2’s guarantee amounted to SEK 1,475 (2004: 1,007) million.

NOTE 31 OPERATING LEASES AND OTHER COMMITMENTS

Annual expenses:

	Year ended December 31,
	2004	2005
	(SEK in millions)
Annual leasing expenses for operating leases	2,057	1,999

The cost of operating leases relates mainly to leased capacity. Other assets that are owned under operating leases relate to rented premises, machines and office equipment. Tele2 has a multitude of agreements relating to rented connections. The majority of these involve some type of initiation fee and thereafter monthly or quarterly fees. Most of the agreements have terms ranging from six months to three years with the option of extending terms. Generally these agreements have no index clauses or possibilities to acquire the asset.

Contractual future lease payments due for payment:

	At December 31,
	2004	2005
	(SEK in millions)
Due for payment:
Within 1 year	847	1,462
Within 1-2 years	322	575
Within 2-3 years	283	468
Within 3-4 years	210	234
Within 4-5 years	155	128
Within 5-10 years	286	383
Within 10-15 years	187	239
More than 15 years	120	93

Total future lease payments for operating leases	2,410	3,582

Contractual commitments/commercial pledges:

	At December 31, 2005
	Within 1 year	1-3 years	3-5 years	After 5 years	Total
	(SEK in millions)

Liabilities to financial institutions	5,812	72	8,549	12	14,445
Other interest-bearing liabilities	447	548	102	169	1,266
Contractual and other commitments	366	—	—	—	366
Operating leases	1,462	1,043	362	715	3,582

Total contractual commitments/commercial pledges	8,087	1,663	9,013	896	19,659

NOTE 32 SUPPLEMENTARY CASH FLOW INFORMATION

Of the year’s investment in intangible assets and tangible assets, SEK 439 million is unpaid at December 31, 2005 and has therefore not been reported as investments in the cash flow statement. Payment of the previous year’s investment of SEK 343 million has been reported as investment in the cash flow for 2005.

Cash flow from operating activities based on the net result:

	Year ended December 31,
	2004	2005
	(SEK in millions)
The operating activities:
Net profit	3,428	2,341
Adjustments for non-cash items:
Depreciation/amortization	2,328	2,968
Result from shares in associated companies and joint ventures	(17)	100
Net capital gain/loss on sale of fixed assets	2	17
Net capital gain/loss on sale of shares	(197)	(159)
Finance leases	(39)	(3)
Unpaid financial items	95	160
Unpaid tax	120	192
Dividend from associated companies	—	1
Deferred tax expense	508	42
Cash flow from operations	6,228	5,659
Changes in working capital	(352)	(172)
Cash flow from operating activities	5,876	5,487

Investments according to the cash flow statement by market and business area:

	Year ended December 31,
	2004	2005
	(SEK in millions)
Nordic	427	596
Baltic & Russia	684	1,539
Central Europe	156	272
Southern Europe	119	685
UK & Benelux	117	500
Services	59	48

Total investments in intangible and tangible assets	1,562	3,640

	Year ended December 31,
	2004	2005
	(SEK in millions)
Mobile telephony	1,063	1,807
Fixed telephony and internet	432	1,768
Cable-TV	7	17
Other operations	60	48

Total investments in intangible and tangible assets	1,562	3,640

Further information on the segments is provided in Note 2 and Note 3.

NOTE 33 NUMBER OF EMPLOYEES

	Average number of employees
	Year ended December 31,
	2004	of which men	2005	of which men
Nordic	973	68%	975	68%
Baltic & Russia	998	52%	1,027	53%
Central Europe	188	66%	576	71%
Southern Europe	140	62%	360	56%
UK & Benelux	251	75%	538	75%
Services	378	81%	433	79%
Total number of employees	2,928	64%	3,909	65%

	Year ended December 31,
	2004	2004	2005	2005
	Women	Men	Women	Men
Proportion of Board members in all group companies	3%	97%	4%	96%
Proportion of other Senior Executives in all group companies	17%	83%	19%	81%
Total share of Board members and other senior executives	12%	88%	14%	86%

NOTE 34 PERSONNEL COSTS

	Salaries and remuneration
	Year ended December 31,
	2004			2005
	Board and	of which	Other	Board and	of which	Other
	President	bonus	employees	President	bonus	employees
	(SEK in millions)
Nordic	28	5	470	30	4	494
Baltic & Russia	15	1	98	18	3	115
Central Europe	8	3	96	8	3	282
Southern Europe	11	3	86	13	2	149
UK & Benelux	19	3	160	19	3	299
Services	11	3	160	5	—	159
Total salaries and remuneration	92	18	1,070	93	15	1,498

During the year, provision has been made of SEK 14 (2004: SEK 13) million for bonus to key personnel in the Group and costs for social security, SEK 5 (2004: SEK 4) million. Distribution of the amount will be decided in 2006.

	Year ended December 31,
	2004			2005
	Salaries and remuneration	Social security expenses	of which pension expenses	Salaries and remuneration	Social security expenses	of which pension expenses
	(SEK in millions)
Board and President	92	26	7	93	23	6
Other employees	1,070	331	67	1,498	412	86
Total salaries and remuneration	1,162	357	74	1,591	435	92

	Pension expenses
	Year ended December 31,
	2004	2005
	(SEK in millions)
Defined-benefit plans, retirement pension	3	19
Defined-benefit plans, compliance and disability pension	4	5
Defined-contribution plans	67	68
Total pension expenses	74	92

Remuneration of senior executives:

	Year ended December 31,
	2004
	Basic salary/ board fee	Variable remuneration	Option program	Other benefits	Other remuneration	Pension expenses	Total remuneration
	(SEK in millions)
Chairman of the Board:
Sven Hagströmer	0.8				—		0.8
President and CEO:
Lars-Johan Jarnheimer	10.5	3.3	—	0.0	—	2.7	16.5
Other Senior Executives	22.1	10.5	—	0.7	—	2.4	35.7
Total remuneration to Senior executives	33.4	13.8		0.7		5.1	53.0

	Year ended December 31,
	2005
	Basic salary/ board fee	Variable remuneration	Option program	Other benefits	Other remuneration	Pension expenses	Total remuneration
	(SEK in millions)
Chairman of the Board:
Sven Hagströmer	0.8				—		0.8
President and CEO:
Lars-Johan Jarnheimer	11.2	3.3	—	0.1	—	2.1	16.7
Other Senior Executives	25.4	13.2	—	1.1	—	2.7	42.4
Total remuneration to Senior executives	37.4	16.5		1.2		4.8	59.9

The group Other Senior Executives comprises 13 (2004: 12) persons. In addition to the expenses mentioned above, Tele2 has also had social security expenses.

		Warrants program,
		2002/2007
		Year ended December 31,
		2005
	Previous year	The year’s allotment				Total
	Number of		Market value at issue	Acquisition price	Benefit	Number
Group President and CEO	47,100	—	—	—	—	47,100
Other Senior Executives	376,800	—	—	—	—	376,800
Total warrants to Senior Executive	423,900	—	—	—	—	423,900

Board of Directors:

Total fees to the Board of Directors in 2005 were SEK 3.4 million following a decision by the Annual General Meeting in May 2005.

President/CEO:

In addition to a fixed salary, the President and CEO of Tele2 AB, Lars-Johan Jarnheimer, received a bonus of SEK 3.3 (2004: SEK 3.3) million. The bonus is based on individual targets. Pension benefit, which is a defined-contribution pension, is 20% of his fixed basic salary. The retirement age is 65. The period of notice when served by the company is a minimum of 12 and a maximum of 18 months. If the President serves notice of termination of employment to the company, salary is paid during a 12 month period. No other remuneration is paid. The President’s salary and remuneration are determined annually by the Board of Directors following proposals from the Remuneration Committee.

Other Senior executives:

Variable salary to other Senior executives includes a bonus of 0%—50% of fixed salary and based on profit benchmarks and other individual targets. Pensions are paid in accordance with a public pension plan, of which SEK 2.4 (2004: 2.1) million relates to defined-contribution plans and SEK 0.3 (2004: 0.3) million to defined-benefit plans. The retirement age is 65. The period of notice when served by the company is a minimum of 6 and a maximum of 12 months. If the person serves notice of termination of employment to the company, salary is paid during a 6 month period. No other remuneration is made.

Share-based payments:

Change in the number of outstanding warrants and their weighted average redemption price:

	2004		2005
	Weighted redemption price per share, SEK	Warrants (number)	Weighted redemption price per share, SEK	Warrants (number)
	(SEK in millions)
Outstanding as of January 1	60.80	2,503,208	60.80	2,418,428
Forfeited	60.80	(84,780)	60.80	(141,300)
Exercised	—	—	60.80	(972,307)
Total outstanding warrants as of December 31*)	60.80	2,418,428	60.80	1,304,821
*)of which may be exercised as of December 31		—		1,304,821
of which may not be exercised as of December 31		2,418,428		—

Outstanding warrants at the end of the year have the following expiration date and exercise price:

	Shares
	Exercise price	2004	2005
Expiration date:
2007	60.80	2,418,428	1,304,821

Incentive Program 2002-2007

The Annual General Meeting in 2002 approved an incentive program corresponding to a maximum of 3,312,700 B-shares for present and additional key personnel in the Group converted after the split and redemption procedure in 2005. These people are entitled to subscribe to Class B-shares by means of warrants over a period of three to five years corresponding to a market value +10% for B-shares at the time of allotment, provided that they remain in the Group’s employment. No premium is to be paid. Warrants corresponding to 2,630,378 shares were issued in 2002, with forfeited warrants in 2002 — 2005 totalling 353,250. In 2005 warrants totalling to 972,307 shares were exercised. As of December 31, 2005, Tele2 has outstanding warrants corresponding to 1,304,821 (2004: 2,418,428) shares. All warrants have a redemption price of SEK 60.80/share. Included in the above, an allotment totalling to 482,618 shares was issued in 2002 to a wholly-owned group company to secure future cash flow for social expenses, of which 162,187 was exercised in 2005 and 320,431 is outstanding as of December 31, 2005.

NOTE 35 REMUNERATION TO AUDITORS

	Year ended December 31,
	2004		2005
	Deloitte	Other auditors	Deloitte	Other auditors
		(SEK in millions)
Audit assignments	15	4	21	5
Other assignments:
Audit-related	3	2	4	1
Taxes	—	14	1	18
Other	—	1	—	1
	18	21	26	25
Total remuneration to auditors		39		51

Audit assignments refer to the fees and expenses for auditing the financial statements of the parent company and the Group, and statutory auditing of subsidiaries. This also includes the fees for other auditing services related to services which only can normally be performed by the appointed auditor, and the examination of documents relating to the Nasdaq stock market.

The item Other assignments, “Audit-related”, includes fees for analyses and other similar investigations which are closely related to the auditing of the company’s annual accounts or which are normally performed by the appointed auditor and consultations relating to accounting principles.

The item “Taxes” includes expenses for checking tax computations, services connected with tax audits and appeals, tax advice relating to mergers, acquisitions and intra-group pricing as well as consultation concerning fiscal regulations.

The item “Other” covers all other assignments, including the costs for investigations and analyses in conjunction with corporate acquisitions (due diligence).

NOTE 36 FINANCIAL RISK MANAGEMENT

Through its operations, the Group is exposed to various financial risks such as exchange risk, interest rate risk, liquidity risk and credit risk. Handling of financial risks is mainly centralised to the corporate management. The aim is to minimise the Group’s capital costs through appropriate financing and the effective handling and controlling of the Group’s financial risks.

Foreign currency exchange risk

The foreign currency exchange risk consists of exchange risk influencing the Group’s profit and equity in a negative way. The exchange exposure arises in connection with the payment flow in foreign currency (transaction exposure) and when translating foreign subsidiaries’ balance sheets and income statements to SEK.

In telephony operations there is currency risk in connection with international call traffic, as a liability or a receivable is created between Tele2 and foreign operators. In mobile telephony these transactions are calculated in SDR’s (Special Drawing Rights, a currency substitute) but are invoiced and paid in EUR. The Group’s policy is not to hedge transaction exposures.

Currency exposure arising as a result of the translation of foreign operations is limited by the Group’s borrowings in currencies that reflect the net investment in these operations. Our loan facility is in USD, SEK, EUR and GBP. The currency exposure regarding net investments in foreign operations/subsidiaries is covered and insured in part through a loan facility in the same currency. In 2005 21% (2004: 23%) of the operating revenue constitutes SEK and 55% (2004: 55%) EUR. During the year Tele2’s result has primarily been influenced by fluctuations in EUR, PLN, NOK and LVL. For additional information, refer to Note 12.

Interest rate risk

Tele2 follows the development on the interest rate market and decisions regarding the strategy for the amount of fixed versus variable rate debt are assessed continually. The Group utilizes at present no interest rate hedging instruments. At the end of 2005 90% (2004: 94%) of the Group’s interest-bearing liabilities carried a variable rate of interest. For additional information, refer to Note 24.

Liquidity risk

The Group’s cash is placed in short-term investments and the goal is that the surplus cash shall be used to decrease the outstanding loan balance. According to current financial policy, the risk of refinancing is mitigated by subscribing to long-term binding credit facilities. At the end of 2005, the Group had available liquidity of SEK 8.9 billion. For additional information, refer to Note 22.

Credit risk

Tele2’s credit risk primarily relates to accounts receivable and cash. The Group assesses its credit risk on a continuous basis. Since the customer base is very differentiated and includes individuals as well as businesses, the exposure and thus the credit risk are limited as a whole. The Group makes provisions for expected customer losses.

Fair values for Tele2’s liabilities with fixed interest rates do not deviate significantly from the book value. The fair values of the other financial assets and liabilities also do not deviate significantly from the book value.

NOTE 37 TRANSITION TO IFRS

As of January 1, 2005 Tele2 has prepared its consolidated financial statements in accordance with International Financial Reporting Standards (IFRS). There has been a gradual transition to IFRS over a number of years in Sweden, with most of the recommendations of the Swedish Financial Accounting Standards Council having been revised to comply with IFRS. Tele2 has been applying all the recommendations issued by the Swedish Financial Accounting Standards Council for some time, which means that the majority of its accounting already complies with IFRS. In spite of this gradual transition, the requirement for full transition to IFRS will have an effect on Tele2’s financial statements.

The date for the transition to IFRS has been set to January 1, 2004, as IFRS requires that one year be restated and reported in accordance with IFRS for comparison. The transition to IFRS is reported in accordance with IFRS 1 First-time adoption of International Financial Reporting Standards. The main rule of IFRS 1 is that all recommendations are to be implemented retrospectively. However, IFRS 1 allows optional exceptions to the principle of retrospective application, with Tele2 having elected to apply the following exceptions:

— Only company acquisitions and combinations occurring on and after the transition date, January 1, 2004, have been restated according to IFRS 3.

— Share-based payments will be accounted for according to IFRS 2 for the incentive program allotted after November 7, 2002 and not utilized as of January 1, 2005. Tele2 has elected not to retrospectively apply IFRS 2 prior to this date, and consequently no plans have been restated.

— Tele2 has chosen to apply IAS 19 from the transition date, which means that actuarial gains and losses that occurred prior to this date are reported against opening shareholders’ equity. These effects are small, which is why they have not been included in the table below.

There has been no requirement to restate financial information relating to financial years prior to 2004.

Income Statement:

	2004
	According		b)	c)	Total
	to Swedish	a)	Financial	Other	IFRS-	According
	GAAP	Goodwill	leasing	IFRS items	adjustments	to IFRS
	(SEK in millions)
Operating revenue	43,033	—	—	—	—	43,033
Operating costs	(40,261)	1,525	4		1,529	(38,732)
The result of shares in associated companies and joint ventures	17	—	—	—	—	17
Operating profit	2,789	1,525	4	—	1,529	4,318
Financial items	(108)	—	(3)	—	(3)	(111)
Operating profit after financial items	2,681	1,525	1	—	1,526	4,207
Taxed	(779)	—	—	—	—	(779)
Minority interest	—	—	—	—	—	—
Net profit	1,902	1,525	1	—	1,526	3,428

Attributable to:
- Equity holders of the parent company	1,902	1,525	1	—	1,526	3,428
- Minority interest	—	—	—	—	—	—
Earnings per share	4.30	3.44	—	—	3.44	7.74
Earnings per share, after dilution	4.29	3.44	—	—	3.44	7.73

Balance sheet:

	2004
	According		b)		Total
	to Swedish	a)	Financial	c)	IFRS-	According
	GAAP	Goodwill	leasing	Other	adjustments	to IFRS
	(SEK in millions)
Intangible assets	22,526	1,490	—	—	1,490	24,016
Tangible assets	9,015	—	92	—	92	9,107
Financial assets (1)	3,846	—	(4)	—	(4)	3,842
Current assets	12,914	—	—	(14)	(14)	12,900
Assets	48,301	1,490	88	—	1,564	49,865
Shareholders’ equity January 1, 2004	31,396	1,490	12	2	1,504	32,900
Minority interest	2	—	—	(2)	(2)
Provisions (1)	538	—	—	(538)	(538)
Long-term liabilities	1,651	—	68	518	586	2,237
Short-term liabilities	14,714	—	8	6	14	14,728
Shareholders’ equity and liabilities	48,301	1,490	88	(14)	1,564	49,865

	Change in shareholders’ equity
Shareholders’ equity January 1, 2004	30,360	—	11	7	18	30,378
Translation differences	(423)	(35)	—	(5)	(40)	(463)
Dividend	(443)	—	—	—	—	(443)
Net profit	1,902	1,525	1	—	1,526	3,428
Shareholders’ equity and liabilities	31,396	1,490	12	2	1,504	32,900

(1) Certain reclassifications of deferred tax assets and deferred tax liabilities have been made to the 2004 Swedish GAAP financial statements in order for the presentation to be consistent with the current presentation in 2005.

a)             Goodwill

According to IFRS, intangible assets are divided into assets with a definite useful life and assets with an indefinite useful life. According to IFRS 3, goodwill is to be classified as an asset with an indefinite useful life and should therefore not be amortized, but undergo annual impairment tests. Since IFRS 3 applies from the date of acquisition, goodwill amortization for 2004 will be reversed in accordance with IFRS. In accordance with the transitional provisions, Tele2 performed the required impairment tests on January 1 and December 31, 2004. The tests indicate that no impairment had occurred.

IFRS clarifies the criteria for identifying and reporting certain classes of assets in conjunction with business acquisitions. IFRS 3 requires disclosure of different acquired intangible assets, such as customer relationships, patents, licenses, trademarks, agreements, etc., which are to be assessed at fair value at the acquisition date and reported separately from goodwill. Tele2 has analyzed the acquisitions made in 2004 and is satisfied that the acquisition analyses meet the requirements outlined by IFRS.

b)             Finance leasing

Tele2 has certain rental agreements which previously were reported as operating leasing agreements, as they were entered into before January 1, 1997, and according to a transitional rule, were not covered by the Swedish Financial Accounting Standards Council’s recommendations RR6:99. In accordance with IAS 17, such agreements are however to be reported as financial leasing agreements.

c) Other

Minority interest

Minority interest shall be reported as a separate item under shareholders’ equity in the balance sheet. This differs from the prior regulations applied under Swedish GAAP whereby minority interest is reported as an item between liabilities and shareholders’ equity. Under these previous regulations, minority interest was included as an item in profit/loss on the income statement. Instead, profit/loss attributable to equity holders of the parent company and minority equity holders in subsidiaries is separately specified under net profit.

Provisions

Provisions are reported as a separate component among short-term and long-term liabilities respectively in the balance sheet. This differs from the previous regulations applied under Swedish GAAP whereby provisions were to be reported as a separate item between liabilities and shareholders’ equity.

Loan expenses

In connection with the borrowings of the Group, the debt issuance costs shall be reported as a deduction of the loan liability in the balance sheet. This differs from the previous regulations of reporting as prepaid expenses. In the income statements, the amortization of these costs is reported as interest expense. This differs from previous regulations whereby this was reported as other financial expenses.

Distribution of group depreciation/amortization

In the segment reporting, the group depreciation/amortization has previously been reported on a separate line. According to IFRS, the group depreciation/amortization is also distributed by respective market area.

NOTE 38 TRANSACTIONS WITH RELATED PARTIES

As a result of substantial direct and indirect shareholdings by the Jan Hugo Stenbeck estate in the Tele2, Kinnevik, Invik & Co AB, Transcom Worldwide, Millicom, Modern Holdings Inc, MTG, Metro and Viking Telecom groups as well as certain other companies, said estate has the potential to exert considerable influence in terms of financial and operational decisions regarding activities by these companies. The above companies, including associated companies and joint ventures according to Note 17, are regarded as related parties to Tele2. Business relations and pricing between Tele2 and all related parties are subject to principles based on commercial terms and conditions.

Operating agreements between Tele2 and related parties

Tele2 supplies of telephony and data services are subject to principles based on commercial terms to closely related corporate groups.

Invik Group

Tele2 Group’s telephony operations are, with the exception of certain of the companies acquired during the year, insured by Moderna Försäkringar AB. Banque Invik provides certain financial services for the Tele2 Group. Banque Invik is also the credit card supplier and conducts credit card transactions arising via the 3C equipment.

Transcom Worldwide Group

Transcom provides customer services and telemarketing for Tele2. CIS Collection AB provides debt-collection services for Tele2.

Millicom Group

Millicom Group purchases certain consulting services from the Tele2 company ProcureITright.

Modern Holdings Inc Group

The Basset Group provides an operator settlement and anti-fraud system for Tele2.

MTG, Modern Times Group

Tele2 buys advertising time on radio and TV channels owned by MTG. Tele2 purchases cable TV programs from MTG Group.

Viking Telecom Group

Viking Telecom provides Tele2 with most of the line routers that Tele2 supplies to its end customers.

Associated companies and joint ventures

Tele2 is also one of two turnkey contractors for the planning, expansion and operation of the joint venture Svenska UMTS-nät. Transactions with associated companies and joint ventures are subject to principles based on market terms.

Transactions between Tele2 and related parties:

	Operating revenue		Operating expenses
	Year ended December 31,
	2004	2005	2004	2005
	(SEK in millions)

Kinnevik Group	7	6	2	3
Invik Group	3	3	25	18
Transcom Worldwide Group	49	52	2,314	2,896
Millicom Group	9	12	—	—
Modern Holdings Inc. Group	3	3	253	145
MTG, Modern Times Group	30	33	50	56
Metro International Group	2	5	16	17
Viking Telecom Group	1	1	5	5
Associated companies and joint ventures	51	252	46	252
Other related companies	1	1	30	36
Total	156	368	2,741	3,428

	Interest revenue		Interest expense
	Year ended December 31,
	2004	2005	2004	2005
	(SEK in millions)

Invik Group	27	26	38	30
Modern Holdings Inc Group	1	1	—	—
Associated companies and joint ventures	1	—	—	—

Total	29	27	38	30

Balances between Tele2 and related parties:

	Restricted cash		Other receivables		Interest-bearing receivables
	At December 31,
	2004	2005	2004	2005	2004	2005
	(SEK in millions)

Kinnevik Group	—	—	—	1	—	—
Invik Group	300	831	—	—	—	—
Transcom Worldwide Group	—	—	7	31	—	—
Millicom Group	—	—	1	4	—	—
Modern Holdings Inc. Group	—	—	1	1	10	11
MTG, Modern Times Group	—	—	11	12	—	—
Metro International Group	—	—	1	1	—	—
Associated companies and joint ventures	—	—	99	45	17	—
Other related companies	—	—	25	21	—	—
Total	300	831	145	116	27	11

	Non-interest- bearing liabilities		Interest-bearing liabilities
	At December 31,
	2004	2005	2004	2005
	(SEK in millions)

Invik Group	26	92	300	822
Transcom Worldwide Group	300	557	—	—
Modern Holdings Inc. Group	34	33	—	—
MTG, Modern Times Group	6	9	—	—
Metro International Group	3	4	—	—
Viking Telecom Group	1	—	—	—
Associated companies	9	13	—	—
Total	379	708	300	822

NOTE 39 SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN IFRS AND US GAAP

The consolidated financial statements are prepared in accordance with IFRS and IFRIC of January 1, 2005, as adopted by the EU, which differ in certain significant respects from US GAAP. The principal differences between IFRS and US GAAP are presented below together with explanations of certain adjustments that affect consolidated net profit and total shareholders’ equity.

References to Swedish GAAP refer to accounting policies applied by Tele2 according to the exceptions allowed by IFRS 1. Such exceptions are discussed in Note 37 and primarily relate to accounting for acquisitions.

Net profit for the year

The application of US GAAP would have had the following effect on consolidated net profit:

	Year ended December 31,
	2004	2005	2005
	SEK	SEK	USD

Net profit for the year according to IFRS:	3,428	2,341	295
Adjustments required for compliance with US GAAP:
a) Valuation of acquired loss carry-forwards	(105)	—	—
e) Accounting for surplus value of acquisitions	(47)	—	—
f) Connection charges	(70)	(7)	(1)
g) Minority interest	—	8	1
h) Other	(1)	1	—
Net adjustment before income tax effects	(223)	2	—
Deferred income tax effects on above US GAAP adjustments	32	—	—
Net adjustments	(191)	2	—
Net profit for the year according to US GAAP	3,237	2,343	295

Earnings per share

	Year ended December 31,
	2004	2005	2005
	SEK	SEK	USD

Net profit for the year according to US GAAP (in millions)	3,237	2,343	295
Weighted-average number of shares outstanding	442,680,525	442,842,576	—
Earnings per share according to US GAAP	SEK 7.31	SEK 5.29	USD 0.67

	Year ended December 31,
	2004	2005	2005
	SEK	SEK	USD

Net profit for the year according to US GAAP (in millions)	3,237	2,343	295
Weighted-average number of shares outstanding after dilution	443,421,255	443,391,246
Earnings per share after dilution	SEK 7.30	SEK 5.28	USD 0.67

Shareholders’ equity

The application of US GAAP would have had the following effect on consolidated shareholders’ equity:

	At December 31,
	2004	2005	2005
	SEK	SEK	USD
	(in millions)

Shareholders’ equity according to IFRS	32,900	35,368	4,456
Adjustments required for compliance with US GAAP:
a) Valuation of acquired loss carry-forwards	(174)	(174)	(22)
b) Amortization of goodwill	3,112	3,112	392
c) Accounting for acquisitions through non-cash issue	6,370	6,667	840
d) Accounting for step acquisitions	(102)	(103)	(13)
e) Accounting for surplus value of acquisitions	(89)	(89)	(11)
f) Connection charges	(183)	(190)	(24)
g) Minority interest	(2)	(401)	(51)
h) Other	6	7	1
Net adjustment before income tax effects	8,938	8,829	1,112
Deferred income tax effects on above US GAAP adjustments	74	74	10
Net adjustments	9,012	8,903	1,122
Shareholders’ equity according to US GAAP	41,912	44,271	5,578

Change in US GAAP shareholders’ equity

	Year ended December 31,
	2004	2005	2005
	SEK	SEK	USD
	(in millions)

Shareholders’ equity, January 1, according to US GAAP	39,602	41,912	5,281

Items reported directly against shareholders’ equity
Exchange rate differences, according to US GAAP	(484)	2,132	269
Total items reported directly against shareholders’ equity	(484)	2,132	269

Other changes in shareholders’ equity
New shares issues	—	59	7
Dividends	(443)	(2,213)	(279)
Shareholder contribution from minority	—	38	5
Net profit for the year, according to US GAAP	3,237	2,343	295
Shareholders’ equity, December 31, according to US GAAP	41,912	44,271	5,578

Comprehensive income

Items which are reported directly against shareholders’ equity and which do not represent transactions with the owners (comprehensive income), include the net profit for the year, translation adjustments and changes in fair values associated with hedges of net investments in foreign operations.

	Year ended December 31,
	2004	2005	2005
	SEK	SEK	USD
	(in millions)
Comprehensive income:
Net profit for the year according to US GAAP	3,237	2,343	295
Changes in fair value associated with hedges, net of tax, according to US GAAP	33	(123)	(15)
Changes in translation adjustments, net of tax, according to US GAAP	(517)	2,255	284
Comprehensive Income according to US GAAP	2,753	4,475	564

Explanation of current differences between IFRS and US GAAP

References to Swedish GAAP refer to accounting policies applied by Tele2 according to the exceptions allowed by IFRS 1. Such exceptions are discussed in Note 37 and primarily relate to accounting for acquisitions.

As of January 1, 2005 Tele2 has prepared its consolidated financial statements in accordance with IFRS, using the 1st of January 2004 as the transition date. As a result, the US GAAP adjustments for amortization of goodwill in 2004 and adjustments for financial leases in 2004 are not shown separately, since these adjustments are included in the reported values of Tele2 according to IFRS.

a) Valuation of acquired loss carry-forwards

According to IFRS, an amount representing acquired loss carry-forwards, which on the date of acquisition is valued at zero, but which in subsequent years is valued and recognized as an income tax benefit, is reported as a write-down of goodwill in the income statements after an adjustment for the remaining amortization period of the original acquisition. According to US GAAP, acquired loss carry-forwards subsequently recognized are not reported as an income tax benefit, but instead directly reduce goodwill related to the acquisition when a valuation allowance was recognized for the related deferred tax asset at the acquisition date.

b) Amortization of goodwill

Since Tele2 now is complying with IFRS, goodwill is no longer amortized but is tested yearly for impairment. The Tele2 transition date was the 1st of January 2004, while similar accounting treatment for goodwill amortization has been used according to US GAAP since January 1, 2002. The primary difference is related to the cumulative reversal of goodwill amortization between January 1, 2002 and December 31, 2003, since Tele2 chose to apply the exemptions in IFRS 1 not to restate acquisitions and combinations occurring before the transition date. US GAAP also requires annual impairment tests where the book value of a reporting unit is compared with its fair value. If the fair value is lower than the book value, an impairment of goodwill is recognized, equivalent to the difference between the book value of goodwill and the implied goodwill of the reporting unit. This implied goodwill is the difference between the reporting unit’s fair value and the fair value of the reporting unit’s assets and liabilities. At year end, the Group performs its annual impairment tests on the goodwill balances which have been allocated to seven of the group’s reporting units. As of December 31, 2005, there have been no additional impairments recorded for US GAAP purposes.

c) Accounting for acquisitions through non-cash issue

Société Européenne de Communication SA (SEC) was acquired in 2000 by means of a non-cash share issue, in which newly issued shares in Tele2 were offered in exchange for the remaining shares in SEC. In accordance with Swedish GAAP, the acquisition price is calculated at a value corresponding to Tele2’s market price on the transaction date. Under US GAAP, the acquisition price is based on the market price over a reasonable period of time before and after the terms of the acquisition are agreed to and announced. Also, prior to 2004, there were also some differences between acquired net assets in accordance with US GAAP and Swedish GAAP. See also d) relating to the accounting for the acquisition of SEC as a step acquisition.

d) Accounting for step acquisitions

During 2000 and 2001, the Group acquired 100% ownership of SEC and Levicom Broadband, respectively, increasing its share ownership in the companies (“step acquisitions”) from its initial investment ownerships of less than 20%.

In accounting for the step acquisitions under Swedish GAAP, direct adjustments to Group equity were made in the period in which the Group acquired control. The adjustments were made to account for the Group’s equity in the net profit/loss of the companies under the equity method of accounting (see Note 1) based on the Group’s ownership during previous periods. Swedish GAAP does not require any amortization of the equity-method goodwill which is implicit in the original cost of the-less-than 20% investment until after control was attained.

Under US GAAP, instead of making direct adjustments to Group equity in the period in which control was acquired, prior periods’ results are restated to reflect the Group’s equity in the net profit/loss of the companies under the equity method of accounting based on the Group’s ownership in the respective periods restated. In addition, for US GAAP, amortization of goodwill implicit in the original cost of the less-than-20% investment is required to be recognized in the periods which are restated.

As a result of the above differences, goodwill amortization was recorded under US GAAP which was not recorded under Swedish GAAP. However, since the amortization of goodwill ceased on January 1, 2002 as described in b) above, the cumulative amount of the difference between Swedish GAAP and US GAAP has essentially been unchanged since December 31, 2001.

e) Accounting for surplus value of acquisition

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

The Swedish GAAP goodwill amortization has been reversed for US GAAP in item b) above. The adjustment shown as item e) is to record the US GAAP amortization of the intangible assets brand names and interconnection agreements which were not recorded for Swedish GAAP or IFRS until December 31, 2004.

f) Connection charges

According to IFRS, connection charges may be recognized as revenue when collected at the inception of a contract.

According to US GAAP, for all contracts entered into prior to 2004, connection charges collected at the inception of a service contract were deferred and recognized as revenue over the period in which there is a customer relationship which is approximately three years. Effective for new contracts entered into from January 1, 2004, US GAAP changed in regards to the Group’s accounting for revenue arrangements containing multiple elements which are required to be treated as separate units of accounting as a result of the adoption of Emerging Issues Task Force Issue 00-21, “Revenue Arrangements with Multiple Deliverables” (“EITF 00-21”). Where a revenue arrangement contains multiple elements which are determined to require separate accounting, total revenue under the contract is allocated and measured using units of accounting within the arrangement based on relative fair values.

The application of EITF 00-21 by the Group to revenue arrangements containing multiple elements which are required to be treated as separate units of accounting generally results in the connection charges being recognized as revenue at the inception of the contract, together with any proceeds received pertaining to the delivery of a mobile handset.

EITF 00-21 did not change the Group’s US GAAP accounting for connection charges collected on revenue arrangements which are determined not to contain multiple elements which require separate accounting - that is, the Group continues to defer and amortize connection charges.

Connection charges received on all contracts prior to 2004 continue to be deferred and amortized over the estimated life of the customer relationship. The adoption of EITF 00-21 during 2004 did not have a significant effect on the Group’s consolidated financial position or result of operations under US GAAP.

g) Minority interest

In accordance with IFRS minority interests are presented as an item within equity and the profit attributable to minority interests is specified below the net profit line. Under US GAAP, minority interests are shown as a separate category from equity and liabilities in the balance sheet and the share of profit attributable to minority interests is shown as a separate line in the income statement prior to net profit.

Under IFRS minority interests are recorded on the fair value adjustments associated with accounting for acquisitions. The minority interests recorded under IFRS on fair value adjustments related to acquisitions was SEK 103 millions at December 31, 2005 (2004: 0). Under US GAAP minority interest are not recognized on fair value adjustments associated with accounting for acquisitions.

h) Other

Through 2003, minor differences in the accounting for warrants issued under the 1997 incentive program and related social costs existed. No differences exist after 2003.

In addition, certain minor differences in pension accounting under US GAAP compared to IFRS exist.

Effects of new US GAAP accounting pronouncements

SFAS 123(R)

In December 2004, the FASB issued SFAS No. 123R, Share-Based Payment. SFAS No. 123R is a revision of SFAS No. 123, Accounting for Stock Based Compensation, and supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees. Among other items, SFAS No. 123R focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. SFAS No. 123R requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). That cost will be recognized over the period during which an employee is required to provide service in exchange for the award. As permitted by SFAS No. 123, Tele2 accounted for share-based payments to employees using the intrinsic value method prescribed in APB Opinion No. 25 and, as such, generally recognize no compensation cost for employee stock options.

SFAS No. 123R generally requires public companies to adopt its requirements using the “modified prospective” method. Under the “modified prospective” method, compensation cost is recognized in the financial statements beginning with the effective date, based on the requirements of SFAS No. 123R for all share-based payments granted after that date, and based on the requirements of SFAS No. 123 for all unvested awards granted prior to the effective date of SFAS No. 123R. Based on our current unvested stock options at December 31, 2005, and an estimate of stock options to be granted to employees in 2006, we expect that the adoption of SFAS No. 123R will reduce 2006 net income with approximately SEK 4 million. SFAS No. 123R also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow as required under current literature. This requirement will reduce net operating cash flows and increase net financing cash flows in periods after adoption.

In August 2005, FASB released FASB Staff Position (FSP) SFAS 123(R)-1, “Classification and Measurement of Freestanding Financial Instruments Originally Issued in Exchange for Employee Services under FASB Statement No. 123(R)”. The FSP is effective upon initial adoption of Statement 123(R). Tele2 is in the process of evaluating the impact, if any, of SFAS No. 123 (R)-1, on the Company’s consolidated financial statements.

In October 2005, FASB released FASB Staff Position (FSP) SFAS 123(R)-2, “Practical Accommodation to the Application of Grant Date as Defined in FASB Statement No. 123(R)”. FSP FAS 123(R)-2 clarifies that for purposes of determining grant date, a mutual understanding between the employer and employee is presumed to exist at the date the award is approved by the board of directors or management with relevant authority, if the following conditions are met: (a) the recipient does not have the ability to negotiate the key terms and conditions of the award with the employer, (b) the key terms and conditions are expected to be communicated to all recipients within a relatively short time period from the approval date, and (c) all other criteria for determining the grant date have been met. The FSP is effective upon initial adoption of Statement 123(R). Tele2 is in the process of evaluating the impact, if any, of SFAS No. 123 (R)-2, on the Company’s consolidated financial statements.

In December 2005, the FASB released FASB Staff Position (FSP) SFAS 123(R)-3, “Transition Election Related to Accounting for the Tax Effects of Share-Based Payment Awards,” which provides a practical transition election related to accounting for the tax effects of share-based payment awards to employees. Tele2 is currently reviewing the transition alternatives and will elect the appropriate alternative within one year of the adoption of SFAS 123(R).

SFAS 151

In November 2004, the FASB issued SFAS No. 151 “Inventory Costs—an amendment of ARB No. 43, Chapter 4” (SFAS No. 151) was issued. SFAS No. 151is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. Earlier application is permitted for inventory costs incurred during fiscal years beginning after November 24, 2004. SFAS No. 151 should be applied prospectively. The provisions of SFAS No. 151 do not have a material effect on Tele2’s earnings and financial position under U.S. GAAP.

SFAS 153

In November 2004, the FASB issued SFAS No. 153, “Exchanges of Non-monetary Assets—An Amendment of APB No. 29” (“SFAS No. 153”). The provisions of SFAS No. 153 are effective for asset exchanges occurring in financial periods beginning after June 15, 2005. SFAS No. 153 eliminates the exception to the fair value requirements, which applied to exchanges of similar productive assets and replaces it with a general exception for exchange transactions that do not have commercial substance (i.e., transactions that are not expected to result in significant changes in the cash flows of the reporting entity). Tele2 does not believe that the adoption of SFAS No. 153 will have a significant effect on its future consolidated financial statements under U.S. GAAP.

SFAS 154

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections, A Replacement of APB Opinion No. 20 and FASB Statement No. 3” (“SFAS No. 154”). SFAS No. 154 requires retrospective application of changes in accounting principles to prior periods’ financial statements, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. SFAS No. 154 also requires that the retrospective application of a change in accounting principle be limited to the direct effects of the change. Indirect effects of a change in accounting principle, such as a change in non-discretionary profit-sharing payments resulting from an accounting change, should be recognized in the period of the accounting change. SFAS No. 154 also requires that a change in depreciation, amortization, or depletion method for non-current, non-financial assets be accounted for as a change in accounting estimate affected by a change in accounting principle. SFAS No. 154 is effective for accounting changes and corrections of errors made in financial years beginning after December 15, 2005. Tele2 will apply SFAS No. 154 on a prospective basis as required.

FIN 45-3

In November 2005, the FASB issued FSP FIN 45-3, “Application of FASB Interpretation No.45 to Minimum Revenue Guarantees Granted to a Business or Its Owners” (“FIN 45-3”). FIN 45-3 requires provisions for guarantees granted to a business or its owner(s) that the revenue of the business (or a specific portion of the business) for a specified period of time will be at least a specified amount. Tele2 is in the process of evaluating the impact, if any, of FIN 45-3 on the Company’s consolidated financial statements under U.S. GAAP.

FIN 47

In March 2005, FASB Interpretation No. 47 “Accounting for Conditional Asset Retirement Obligations” (FIN 47) was issued. FIN 47 clarifies that FASB Statement No. 143 “Accounting for Asset Retirement Obligations” requires that a liability for the fair value of a conditional asset retirement obligation is recognized when incurred if the liability’s fair value can be reasonably estimated. FIN 47 is effective no later than at the end of fiscal years ending after December 15, 2005. The adoption of FIN 47 did not have a material impact on Tele2’s financial position or results of operations under U.S. GAAP.

NOTE 40 SIGNIFICANT EVENTS SUBSEQUENT TO THE BALANCE SHEET DATE

At the Extraordinary General Meeting held on February 21, 2006 the shareholders decided to adopt an incentive program for a maximum of 32 senior executives and key persons employed in the Tele2 Group, a combined offer of warrants and stock options. For each warrant the participant acquires free of charge a maximum of two stock options, each of which gives the right to subscribe to one B share in the company. For 2006, the meeting decided to issue a maximum of 1,059,000 warrants. At the meeting it was also decided that the Board should be authorized to issue a maximum of 2,118,000 warrants closer to the time of the next General Meeting, to be used to secure the delivery of B shares according to the stock options in the incentive program described above. Supported by the subscription warrants, B shares may be subscribed for in the period February 25—May 25, 2009, and the duration for the stock options are five years and can be exercised first after approximately three years after allotment. The subscription price for the warrants and the acquisition price at time for exercise of the stock options will be 110% of the averages of last prices paid for the company’s B-share during the period of February 22 to March 7, 2006. The intention of the Board is to leave consideration of the annual allocation proposal, as per the above, to the Annual General Meetings in 2007 and 2008.

In May 2006 Tele2 has agreed to sell its operation in the Czech Republic due to the lack of improvement in regulatory environments.