Form 20-F
period 2018-12-31
TELE2 AB
filed 2019-04-01
CIK 1122535

As filed with the Securities and Exchange Commission on         , 2019

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2018

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number: 000-30918

TELE2 AB (PUBL)
(Exact name of registrant as specified in its charter)

Not Applicable
(Translation of registrant’s name into English)

Kingdom of Sweden
(Jurisdiction of incorporation or organization)

Skeppsbron 18 P.O. Box 2094 SE-103 13 Stockholm, Sweden
(Address of principal executive offices)

Erik Strandin Pers Tele2 AB (publ) Skeppsbron 18 P.O. Box 2094 SE-103 13 Stockholm, Sweden +46 (0) 733 41 41 88 erik.pers@tele2.com
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act: None

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

Title of Each Class:	Name of Each Exchange on Which Registered:
Class B common shares, quota value of SEK 1.25 per share	None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

63,929,392 Class B common shares at December 31, 2018

with a reporting obligation pursuant to Section 15(d) of the Act

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐   No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:

Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definition of “large accelerated filer”, “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☐	(Do not check if a smaller reporting company)

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐   Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐   No ☒

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

In this annual report on Form 20-F (the “Form 20-F”), references to “we”, “us” and “Company” are to Tele2 AB (publ) together with its consolidated subsidiaries.  In this Form 20-F, references to “SEK” or “kr” are to Swedish Krona, the lawful currency of the Kingdom of Sweden, references to “€” are to euros, the lawful single currency of the participating member states of the European Economic and Monetary Union of the Treaty establishing the European Community, as amended from time to time, and references to “$” are to U.S. dollars, the currency of the United States of America. Tele2 publishes its consolidated financial statements which have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (IASB) (“IFRS”) in Swedish Krona.

This Form 20-F contains financial measures which are used by us to assess the financial performance of our businesses.  These measures include Adjusted EBITDA, Adjusted EBITDA margin, Capex Paid, Capex, Equity Free Cash Flow and Net Debt and are included because we believe that they are important supplemental measures of operating performance and liquidity. These measures are presented based on information derived from our financial statements and other historical accounting records. These measures of operating performance and liquidity are not required by or presented in accordance with IFRS and should not be considered a substitute to our financial statements prepared in accordance with IFRS. In addition, these measures are not intended to be an indication of our ability to fund our cash requirements. Consideration should be given to the types of events and transactions that are excluded from the calculation of these non-IFRS measures. Other companies may calculate non-IFRS measures differently than we do.

Certain financial measures are presented in this Form 20-F that are not defined by IFRS. Calculations are shown in the Notes. It is the view of Tele2 that these measures give valuable additional information to investors and other readers of this report since they are used by management to manage and control the operating businesses.

The figures shown in parentheses correspond to the comparable period last year and continuing operation unless otherwise stated.

Adjusted EBITDA and Adjusted EBITDA Margin

	Year ended December 31,
	2018	2017	2016

Net profit from operations	1,610	2,431	1,781
Income tax	1,762	734	1,010
Interest income	(15)	(11)	(11)
Interest expense	327	314	333
Other financial items	66	1	20
Operating Profit	3,750	3,469	3,133
Items affecting comparability(1)	468	243	309
Results from shares in joint ventures and associated companies	(9)	—	—
Depreciation/amortization and other impairments	2,446	2,086	1,677
Adjusted EBITDA	6,655	5,798	5,119
Revenue	23,704	21,466	18,131
Adjusted EBITDA Margin (percent)	28.1	27.0	28.2

(1)         Items affecting comparability: consists of the following items:

	Year ended December 31,
	2018	2017	2016
Reversal of impairment	(149)	—	—
Sale of operations	—	—	1
Acquisition costs	306	20	37
Integration costs(a)	311	145	36
Challenger program(b)	—	78	235
Total items affecting comparability	468	243	309

(a)         Integration costs: Integration costs include redundancy costs, other employee and consultancy costs, and costs associated with the exit of contracts related to TDC, Sweden and Com Hem, Sweden.

(b)         Challenger program: At the end of 2014, Tele2 announced its Challenger program, which is a program to step change productivity in the Tele2 Group. The program will strengthen the organization further and enable it to continue to challenge the industry. Challenger program costs include redundancy costs, other employee and consultancy costs, and costs associated with the exit of contracts. The Challenger program ended on December 31, 2017.

Adjusted EBITDA: Net profit from continuing operations before interest income, interest expenses, other financial items, income taxes, depreciation/amortization and other impairments, results from shares in joint ventures and associated companies and items affecting comparability.

Adjusted EBITDA margin: Adjusted EBITDA in relation to revenue.

Adjusted EBITDA and Adjusted EBITDA margin are presented to illustrate the profitability of the underlying business, excluding items affecting comparability and historical investment decisions. Adjusted EBITDA is the measure used by management to assess the trading performance of our business and is therefore the measure of segment profit that the Group presents under IFRS. Adjusted EBITDA is also presented on a consolidated basis because management believes it is important to consider our profitability on a basis consistent with that of our operating segments. When presented on a consolidated basis, Adjusted EBITDA is a non-IFRS measure. Management believes that Adjusted EBITDA should, therefore, be made available to securities analysts, investors and other interested parties to assist in their assessment of the trading performance of our businesses.

Capex

	Year ended December 31,
Balance sheet additions	2018	2017	2016

Intangible Asset Additions	1,816	624	658
Tangible Asset; Additions	1,290	2,337	3,175
Add: Other tangible asset additions included within Asset Held for Sale	1,016	—	—
Capex	4,122	2,961	3,833

Capex: Additions to intangible asset and tangible assets that are capitalised on the balance sheet plus any other intangible and tangible assets capitalised within asset held for sale for the period.

Capex is presented to provide a view on how much Tele2 invests organically on intangible and tangible assets to maintain and grow its business which is not dependent on the timing of cash payments. The telecom industry is capital intensive, thus a focus on Capex management is important for the cash generation of Tele2’s business. Capex in relation to revenue shows how much Tele2 invests in relation to the size of its business. For Tele2’s mature operations, Capex is compared to Adjusted EBITDA to measure how much of the profitability that is converted to cash. For investment markets, Capex is put in relation to the future prospects to create value.

Capex paid

	Year ended December 31,
Cash flows relating to:	2018	2017	2016

Acquisition of intangible assets	(936)	(671)	(527)
Acquisition of tangible assets	(2,488)	(2,554)	(3,296)
Sale of intangible assets	12	5	—
Sale of tangible assets	9	7	24
Capex Paid	(3,403)	(3,213)	(3,799)

Capex paid: Cash paid for the acquisition of intangible and tangible assets net of cash proceeds from sales of intangible and tangible assets.

Capex Paid is presented to provide an indication of how much we invest organically on intangible and tangible assets to maintain and expand its business. Tele2 believes that this is an important additional supplemental measure given the significance of such assets to its future growth and the capital intensive nature of its industry.

Equity Free Cash Flow

	Year ended December 31,
	2018	2017	2016

Cash flow from operating activities	5,160	5,732	5,016
Capex paid	(3,403)	(3,213)	(3,799)
Equity free cash flow	1,757	2,519	1,217

Equity free cash flow: Cash flow from operating activities less Capex paid.

Equity free cash flow is presented to provide a view of funds generated from operating activities which also includes investments in intangible and tangible assets. Management believes equity free cash flow is meaningful to investors because it is the measure of the Group’s funds available for acquisition related payments, dividends to shareholders, share repurchases and debt repayment. The purpose of presenting equity free cash flow is to indicate the ongoing cash generation within the control of the Group after taking account of the necessary cash expenditures of maintaining the capital and operating structure of the Group (in the form of payments of interest, corporate taxation and capital expenditure). This computation may not be comparable to that of similarly titled measures presented by other companies.

Net debt

	Year ended December 31,
	2018	2017	2016

Interest-bearing non-current liabilities	23,238	11,565	8,954
Interest-bearing current liabilities	6,763	820	3,388
Excluding equipment financing	—	(8)	(70)
Excluding provisions	(1,695)	(1,080)	(1,310)
Cash and cash equivalents, current investments, and restricted funds	(406)	(806)	(279)
Derivatives	(33)	(17)	(55)
Net debt	27,867	10,474	10,628

Net debt: Interest-bearing non-current and current liabilities excluding equipment financing, provisions, cash and cash equivalents, current investments, restricted cash and derivatives.

Unless otherwise indicated, the information contained in this Form 20-F on the market environment, market developments, growth rates, market trends and competition in the markets in which we operate is taken from sources, including, but not limited to publicly available, or private third-party sources, or reflects estimates that are principally based on information from publicly available, or private third-party sources. The information obtained from third-party sources that is cited in this Form 20-F has been reproduced accurately. No facts have been omitted which would render the reproduced information inaccurate or misleading.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements contained in this Form 20-F that are not historical facts, particularly in “Item 3. Key Information — Risk Factors”, “Item 4. Information on the Company” and “Item 5.  Operating and Financial Review and Prospects” and “— Business Outlook” are statements of future expectations and other forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933 or Section 21E of the Securities Exchange Act of 1934, each as amended) that are based on management’s current views and assumptions, and are conditioned upon and also involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those anticipated by such statements due to, among other factors:

Certain statements contained herein may constitute forward-looking information or forward-looking statements. These include statements using the words “believe,” “expect,” “seek,” “target,” “outlook,” “may,” “will,” “should,” “could,” “estimate,” “continue,” “expect,” “intend,” “plan,” “predict,” “potential,” “project” and “anticipate,” and similar statements which do not describe the present or provide information about the past. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors which may cause our actual results, performance, achievements or developments to be materially different from any future results, performance, achievements or developments expressed or implied by such forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. These statements are based on many assumptions, uncertainties and other factors, including general economic and market conditions, industry conditions, corporate approvals, regulatory approvals and operational factors, the occurrence or non-occurrence of which could cause the actual results of the Group, including its financial condition and/or profitability, to differ materially from or fail to meet the expectations expressed or implied in the forward-looking statements. Any changes in such assumptions or factors could also cause actual results to differ materially from current expectations. In addition, the forward-looking estimates and forecasts reproduced in this document from third-party industry reports could prove to be inaccurate. Thus, no assurance is given that forward-looking statements will prove to have been correct.

All forward-looking statements attributable to us, persons acting on our behalf or other third parties, are expressly qualified in their entirety by the cautionary statements set out in this paragraph. Undue reliance should not be placed on such statements, which speak only as of the date they are made. Such factors include, but are not limited to:

•                                          the failure by us to successfully obtain a spectrum license, or to achieve the expected benefits from such licenses;

•                                          changes in legislation, regulation or government policy in the countries in which we operate;

•                                          an increase in competition in the telecommunications industry in the countries in which we operate;

•                                          the leakage of sensitive customer data;

•                                          a deterioration in economic and business conditions and industry trends in the countries in which we operate;

•                                          changes in consumer viewing habits;

•                                          the loss of key employees and the availability of qualified personnel;

•                                          fluctuations in currency exchange rates and interest rates; and

•                                          other factors that are set out in “Risk Factors.”

Some of these risk factors are set forth and are discussed in more detail in “Item 3. Key Information — Risk Factors”.  Additional factors not included in “Item 3. Key Information — Risk Factors” could cause actual results to differ materially from those in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in this Form 20-F as anticipated, believed or expected. Unfavorable changes in the above or other factors listed under “Item 3. Key Information — Risk Factors” from time to time in our Securities and Exchange Commission (“SEC”) filings, could have a material adverse effect on our business and/or financial condition. Subject to compliance with applicable laws and regulations of the relevant stock exchanges, we disclaim any intention or obligation to confirm, update or revise any forward-looking statements and undertake no obligation to release publicly the results of any future revisions to the forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. Our past performance does not guarantee or predict our future performance.

PART I

Item 1.         Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.         Offer Statistics and Expected Timetable

Not applicable.

Item 3.         Key Information

A.                                    Selected Financial Data

We present below certain selected financial data derived from our consolidated financial statements as of and for the years ended December 31, 2018, 2017 and 2016, included herein, prepared in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). We present certain selected financial data as of and for the year ended December 31, 2015 below which is derived from our consolidated financial statements as of and for the year ended December 31, 2015, not included herein, after adjusting for the impact of the restatement described further below. IFRS differs in certain significant respects from the accounting principles generally accepted in the United States, or “U.S. GAAP.” As a result of adopting IFRS 15 using the full retrospective method, we have not included 2014 data in the table below as it is overly burdensome to calculate. The impact of the adoption of IFRS 15 was disclosed in the 2017 financial statements.

The selected financial data should be read in conjunction with our consolidated financial statements and the notes thereto contained in this Form 20-F (the “Consolidated Financial Statements”), as well as the information set forth under the heading “Item 5. Operating and Financial Review and Prospects” and “Presentation of Financial Information”.

Tele2 AB (publ), company registration number 556410-8917, is a limited company, with its registered office in Stockholm, Sweden. The company’s registered office (phone +46 8 5620 0060) is at Skeppsbron 18, Box 2094, 103 13 Stockholm, Sweden. This Form 20-F was approved by the board of directors for issuance on March 29, 2019. The balance sheet and income statement are subject to adoption by the Annual General Meeting on May 6, 2019.

	As at and for the year ended December 31,
	2018		2017(1) (restated)	2016(2) (restated)	2015(3) (restated)
	(SEK million, unless otherwise stated)
CONTINUING OPERATIONS
Revenue	23,704		21,466	18,131	16,972
Operating profit	3,750		3,469	3,133	3,053
Profit after financial items	3,372		3,165	2,791	2,745
Net profit	1,610		2,431	1,781	1,988
Operating profit margin, percent	15.8		16.2	17.3	18.0

Earnings per share (SEK)
Earnings per share	3.03		4.88	3.94	4.35
Earnings per share, after dilution	3.01		4.87	3.94	4.33

Equity	36,362	(4)	17,132	18,473	18,438
Total assets	82,644		39,724	41,142	36,938

Value per share (SEK)
Net profit/loss	1.61		0.38	(5.02)	6.17
Net profit/loss, after dilution	1.59		0.37	(5.02)	6.13
Equity	68.41		34.31	41.52	40.24
Dividend, ordinary	4.40		4.00	5.23	5.35
Market price at closing day	112.95		100.80	73.05	81.67

(1)         The consolidated income statement for the full year 2017 has been adjusted retroactively as a result of joint operations’ revenue and related expenses to the owners previously have not been fully eliminated. The effect of the adjustments for the full year 2017 was a decrease in revenue and expenses of SEK 634 million.

(2)         The consolidated income statement for the full year 2016 has been adjusted retroactively as a result of joint operations’ revenue and related expenses to the owners previously have not been fully eliminated. The effect of the adjustments for the full year 2016 was a decrease in revenue and expenses of SEK 599 million.

(3)         The consolidated income statement for the full year 2015 has been adjusted retroactively as a result of joint operations’ revenue and related expenses to the owners previously have not been fully eliminated. The effect of the adjustments for the full year 2015 was a decrease in revenue and expenses of SEK 635 million.

(4)         Equity as of December 31, 2018 include proceeds from issuances of shares of SEK 19,766 million regarding the acquisition of Com Hem.

B.                                    Capitalization and Indebtedness

Not applicable.

C.                                    Reasons for the Offer and Use of Proceeds

Not applicable.

D.                                    Risk Factors

Our business is highly dependent on our continued success in spectrum auctions

The winning of spectrum auctions is vital in order for us to conduct a substantial part of our business. A failure to obtain a spectrum license (which is a time-limited right to use a specific frequency band obtained through an auction system), as well as the award of such license to one of our competitors would increase the competition that we face in the provision of mobile services in the specific country where the spectrum auction took place. A failure to obtain a spectrum license may have significant consequences for us. The granting of licenses to, or the amending of, or revoking of licenses from, us or other parties, could adversely affect our business, financial condition and results of operations. It is also possible that existing operators are prevented from acquiring licenses in specific auctions due to spectrum caps.

Also, a spectrum auction may result in burdensome conditions for the winning bidder. Examples of burdensome conditions are comprehensive coverage obligations, short time limits and excessive technical conditions. The preparations for a spectrum auction may be time consuming and extended. The timing and terms of spectrum auctions in different countries may vary and impact the number of participants and winning bidders. If any of these risks were to materialize, they could have a material adverse effect on our business, financial condition and results of operations.

We operate in a highly regulated environment

We operate in a highly regulated industry. The regulations we are subject to impose significant limits on our flexibility to manage our business. Changes in legislation, regulation or government policy affect our business activities, as well as decisions by regulatory authorities and courts. The regulatory framework in which we operate may become more restrictive, increasing our costs and burden in existing or new markets, and may materially and adversely affect our ability to operate our business, for example, by resulting in a decreased level of flexibility in setting tariff structures for interconnection and roaming service. Access regulation, which ensures competition by giving access to incumbents’ copper and fiber networks in case of significant market power, may be relaxed with the review of the European Telecoms Regulatory Framework, as a result of which the competitive pressure on our business could increase. We believe that the industry is expected to see continued downward revenue pressure because of the roaming regulation, “Roam Like At Home” (“RLAH”), meaning the removal of roaming surcharges within the EU/the European Economic Area (“EEA”) that entered into force in June 2017. Moreover, the EU intends to limit the price that providers may charge on consumers for intra-EU calls and SMS, which can have a negative impact on us. Additionally, various governments and regulators have taken an increased interest in regulating data transfer, which has resulted in, for example, the implementation of the General Data Protection Regulation (EU 2016/679) (“GDPR”) which entered into force May 25, 2018 and in the drafting of a proposal for a regulation updating the legal framework on ePrivacy. The potential regulation of cable services to multi-dwelling units, or conversely the deregulation of current open access to single dwelling units, in Sweden could have an adverse impact on our business. The continued focus of regulators on Net Neutrality could prevent us from entering into partnerships or developing new pricing models, such as the “zero-rating” of certain data services of our partners. This increased customer and regulatory interest in privacy and data retention could impact our business and operations. Further changes in consumer protection legislation could affect the market on which we operate and the terms on which we can offer services bundled with hardware over fixed-term contract periods. If we are unable to effectively respond to regulatory changes, it could have a material adverse effect on our business, financial condition and result of operations.

Moreover, in January 2018, the Swedish Post and Telecom Authority (“PTS”) submitted a proposal to the Swedish Government which, if implemented, would give PTS powers to impose fines for infringements of the Swedish Electronic Communications Act (2003:389) (lag om elektronisk kommunikation) (the “Electronic Communications Act”) amounting to 10 percent of the entity’s annual revenue.

We may not be able to successfully implement or achieve the goals outlined in our strategic initiatives

Our markets are in different phases of maturity when it comes to usage of mobile and fixed telephony, television and broadband and demand for services related to such usage, and have cultural, economic and competitive differences. Successful implementation of strategic initiatives, such as the bundling and cross selling of mobile services with fixed broadband and digital TV services by our business is dependent on our ability to foresee the development and meet customer needs as the capabilities of these service offerings converge, as well as transform the organization and our processes as it might be required. We may not be able to implement effectively or without additional cost the strategic initiatives necessary to realize the benefits of our ongoing or proposed strategic initiatives. Should we be unable to execute our business strategy, it could have a material adverse effect on our business, financial condition and result of operations.

We operate in a highly competitive environment

The markets in which telecommunication companies operate are highly competitive. Market participants include local, national and international competitors and both established competitors and new market entrants. Our long-term growth and profitability are dependent on our ability to continue to develop and offer products and services that are competitive in terms of quality and price as well as to build our position in our markets. We may be adversely affected by, among other things, increase in competitors’ activity; new entrants, lower prices; and customer offerings. Competition in the market could lead to adjustments in the business model, changes in our business strategy, increased customer outflow and a decrease in customer growth rates as well as to a decrease in the prices we charge for our products and services. In addition, an increasing level of penetration for our services may make it more difficult for us to attract new customers, which may result in increased customer acquisition costs. If we are unable to meet customer demands, or are unable to develop new offerings that help generate profitable business, we may lose market share and competitive position.

In Sweden, in contrast to many other markets, the infrastructure upon which we rely to provide our services is largely overbuilt by the infrastructure of competitors, allowing existing or potential customers to select their provider from among several different operators. Similarly, low switching costs in the mobile market, such as the legal requirement for a customer to be able to retain their mobile number when switching providers, could result in significant customer churn in the event that we or our mobile service offerings become uncompetitive. Our operations are, for the foreseeable future, exposed to severe competition which has caused, and could continue to cause, significant downward price pressure, declining margins and reductions in our sales. If we are unable to attract new customers and retain existing customers while maintaining our pricing and margins, or to anticipate, respond to and keep up with new business models, technologies, price or product trends and compete effectively, it could have a material adverse effect on our business, financial condition and results of operations.

Our success is dependent on our ability to adapt and adopt new technology

We operate in markets characterized by rapidly changing technology. This may result in price erosion and increased price competition for our products and services. The new technology in the telecommunications market includes, for example, OTT Services, embedded SIMs and 5G rollout. We may be adversely affected by development of new technologies, for example, developments in OTT services may exceed the technological capabilities of our broadband network and offer content that meets customer demands while being unavailable via our digital TV& play offering, each resulting in a decline for our services. Development in new technologies may furthermore require a review of the life cycles of our assets and may result in additional depreciation or impairment costs, and there is a risk that we will not be able to focus on the right projects for innovation or successfully obtain contracts vital for us to offer our products and services in line with market demands. For example, the customer base for digital terrestrial television throughout Sweden has generally been declining. We risk losing customers of our pay-TV services and there is a risk that the structural digital terrestrial television decline will accelerate, without replacement by a different service offered by us. Another example is that fiber may be further deployed with the result that our current cable customers may replace their subscriptions of cable services with fiber services, entailing a decrease in cable. Furthermore, customers may choose to obtain broadband services from a competitor with actual or perceived faster download and upload speeds, increasing pressure on prices and margins and leading us to incur significant capital expenditures to match our competitors’ service offerings. If we are unable to anticipate, respond to and keep up with new technology and compete effectively, it could have a material adverse effect on our business, financial condition and results of operations.

The security and integrity of our networks and information technology, the security of our customers’ personal data and their safeguarding from security breaches and cyber-attacks is vital to our success

Our operations depend on the secure and reliable performance of our network and information technology systems. We are dependent on an efficient IT infrastructure in our operations, a number of applications and different software programs that are used at many of our facilities. Also, we manage significant network and data volumes and therefore aim to ensure network integrity, data security and to protect customers’ personal data.

We allow interception of customer communication or otherwise provide personal data to authorities only to the extent required by law or decisions from competent authorities or with the customer’s permission. To ensure privacy, we need to protect assets such as personnel, customers, information, IT infrastructure, internal and public networks as well as office buildings and technical facilities. External or internal factors, including human error, may negatively impact security and have a material adverse effect on customers’ perception on how we handle these matters, which in turn may have a material adverse effect on our business and results of operations.

An increasing number of companies have recently experienced systems related events and security breaches, such as from worms and other destructive or disruptive software, “cyber-attacks,” process breakdowns, denial of service attacks and other malicious activity, which have generally increased in frequency, scope and potential harm. Because the techniques used to obtain unauthorized access, disable or degrade service or sabotage systems change frequently and often are not recognized until launched against a target, we may be unable to anticipate these techniques or to implement in a timely manner effective and efficient countermeasures. If unauthorized parties attempt or manage to bring down our network or force access into our information technology systems, they may be able to misappropriate confidential information, cause significant and lengthy interruptions in our operations, damage our computers or process control systems or otherwise damage our reputation and business. In such circumstances, we could be held liable or be subject to regulatory or other actions for breaching confidentiality and personal data protection rules. Any compromise of the security of our information technology systems may have a material adverse effect on our business, financial condition and results of operations.

In the event our IT infrastructure becomes unusable or its function is significantly impaired for any reason during an extended period of time, our operations may be adversely affected since the ability to provide services to customers are largely dependent on our IT infrastructure. Difficulties in maintaining, upgrading and integrating these systems may result in damage to our reputation in the eyes of our customers, increased costs, and reduced profitability also due to refunding customers for services that we were unable to deliver during a lengthy period of service interruption. In addition, any problems with IT systems or any compromise of our IT security could result in leakage of sensitive information, unavailability of our network or loss of confidence in our security measures and be subject to litigation, civil or criminal penalties, or adverse publicity that could have a material adverse effect on our business, financial condition and results of operations.

The GDPR that is applicable and has been effective since May 25, 2018 has been adopted at EU level and applies throughout the EU. The GDPR contains provisions that already existed in the Swedish Personal Data Act (1998:204), but there are also new or changed provisions compared to the data protection rules in force in Sweden prior to May 25, 2018. The GDPR also contains more stringent sanctions for failure to comply with the rules. Among other things, the supervisory authority is given the right to impose administrative fines of up to €20 million, or 4 percent of our annual global revenue, if certain rules are breached. Any failure by us to comply with the GDPR would subject us to litigation, civil or criminal penalties, and adverse publicity that could have a material adverse effect on our reputation, financial condition and results of operations.

Our business may be adversely affected by macroeconomic and geopolitical factors

As we operate in several different countries, our operations and profitability may be affected by changes in the global economic environment. The global economic environment has been, and may continue to be, adversely affected by factors relating to general economic conditions, such as deterioration in business and consumer confidence, employment trends, the availability of credit and rising interest rates; tensions in the global financial markets, low consumer spending, low business investment, low government spending and increasing credit austerity, inflation, increased levels of public debt; actual or perceived risk of sovereign illiquidity or insolvency; loss of confidence in certain currencies; and general factors such as political instability, terrorism or natural disasters; as well as fear of, or actual, contagion of any of the foregoing to previously unaffected markets, affecting the profitability of our business. In a period of low growth and high public debt, characterized by higher unemployment, lower household income or lower corporate production, the demand for our services could be adversely affected, for example, by customers switching to cheaper data buckets, decreasing value added services, lower broadband speeds or customer cord-cutting.

Even though we operate in several different countries, our main market, which accounts for a large percentage of our consolidated revenue, is Sweden, entailing that our operations and profitability depend most on the financial conditions and consumer spending patterns in Sweden, which may be affected by, inter alia, general economic conditions and uncertainties. Household consumption is a main driver of the Swedish economy and affects our business. Developments which may adversely impact Swedish household spending, rising interest-rates, in particular when households have large debts (as is the case for many Swedish households) could particularly impact our business. In the event of an interest-rate rise or actual or perceived adverse developments in the general economic conditions affecting households, households may reduce their consumption, especially if Swedish housing prices start to fall at the same time. Depending on future developments, the changed geopolitical situation in Eastern Europe following the Crimea crisis could potentially also affect some of our operations, particularly in the countries bordering Russia, such as the Baltic countries. The impact of these risks and conditions could have a material adverse effect on our business, financial condition and results of operations.

Changes in consumer behavior trends may have an adverse effect on demand for our services

Changes in viewing habits and other customer behavior trends may have a material adverse effect on the demand for broadband, digital TV and fixed-telephony services. We depend on demand for these services and must continuously develop our services to meet customer demand and to compete effectively despite a decrease in the demand for any of our services.

As 5G mobile networks are developed and adopted, the performance of a 5G mobile service offered by us may become comparable to the performance of our existing fixed broadband services and also negatively impact the competitiveness of our digital TV& play services that are offered to customers connected to our fixed network. In the future, we may experience some cannibalization of existing customer demand for our existing fixed broadband and digital TV& play services as we roll out our 5G mobile services. We may be affected by changes in the demand for these services in both the business-to-customer (“B2C”) sector as well as in the business-to-business (“B2B”) sector. If demand for broadband, digital TV& play and fixed-telephony services in the B2C sector and the B2B sector does not develop as expected, if we are no longer able to sell combinations of these services in bundles at adequate prices, or if the roll out of 5G mobile services generally diverts demand from our other products and services, and we are unable to compete effectively as a result, this could have a material adverse effect on our business, financial condition and results of operations.

The telecommunications industry experiences customer churn, which could reduce the number of our customers

Customer churn is a measure of the number of customers who stop subscribing for one or more of our services. Churn arises mainly as a result of competitive influences, relocation of customers and price increases. Further, customer churn may increase if we are unable to deliver satisfactory services over our network. The introduction of new product offerings can initially place significant pressure on our operational customer care team. Increased pressure on operational teams is generally associated with the decreased satisfaction of customers, which may result in an increase in churn. Churn may also increase as a result of customers’ reduced willingness to pay for the type of digital services offered by our business. For example, any interruption of our services, which may not be under our control, or other customer service problems as well as landlords’ termination of contracts could contribute to increased customer churn. The expiry or failure to renew an existing contract with a landlord could have a disproportionate negative effect on overall churn as, if an alternative open network is not available to continue servicing tenants, all subscriber agreements within those MDUs are automatically terminated upon the expiry of a landlord contract. Our ability to meet the needs of landlords of MDUs and enter contracts for the provision of services with them is key to our business. Further, customer churn may increase if we are unable to deliver satisfactory services over our network or as a result of customers’ reduced willingness to pay for digital services offered by us, for example, any interruption of our services could contribute to increased customer churn. In particular, the loss of a large B2B customer may have disproportionate impact on customer churn.

An increase in customer churn may lead to increased costs and reduced revenue, and could have a material adverse effect on our business, financial condition and results of operations.

We may not achieve the expected benefits from the investments that we have made in networks and telecommunications licenses

In recent years, we have made substantial investments in telecommunications networks and licenses to expand and upgrade our coverage and improve our competitive position. We expect to invest substantial amounts over the coming years in the upgrading, maintaining and expansion of networks. We may also in the future have to pay fees to acquire new licenses or to renew or maintain our existing licenses. The success of these investments depends on a variety of factors, some of which are beyond our control, including the cost of acquiring, renewing or maintaining licenses, the cost of new technology, availability of new and attractive services, the costs associated with providing these services, the timing of their introduction, the market demand and prices for such services, and competition. Any failure to realize the benefits expected by us from these investments, as well as potentially high ongoing costs associated with these investments, could have a material adverse effect on our business, financial condition and results of operations.

The failure to reach target networks, budget overruns or lower than expected returns on these investments could have a material adverse effect on our business, financial condition and results of operations. In addition, on-going upgrades to our existing network require significant capital expenditures and any deterioration of our network may result in higher maintenance and replacement costs in the long term. There is a risk that financing for necessary maintenance of our networks or for future strategic capital expenditure projects will not be available on terms that are acceptable to us, or at all. If we cannot raise funds on acceptable terms, we may not be able to develop or upgrade our network, execute our business strategy, take advantage of future opportunities or respond to competitive pressures or unanticipated customer requirements, our ability to retain customers may be hampered by not obtaining required licenses or frequencies at a reasonable price. Hence, we use processes put in place to ensure compliance with license requirements, which increase chances for renewal and extension of existing licenses and for obtaining adjacent and new licenses. This could have a material adverse effect on our business, financial condition and results of operations. Further, if we fail to develop, or obtain timely access to, new technologies or equipment, or if we fail to obtain the necessary licenses or spectrum to provide services using these new technologies, we may lose customers and market share and become less profitable, which could have a material adverse effect on our business, financial condition and results of operations.

Any negative impact on the reputation of and value associated with our name, including as a result of customer service and satisfaction issues, could adversely affect our business

The “Tele2”, “Comviq”, “Com Hem” and “Boxer” names are some of our most important business assets. Our success is to a high extent dependent on our ability to strengthen our brands and maintain our good reputation and value associated with our names among our customers and the general public. Our reputation may be harmed if we encounter difficulties in the provision of new or existing services, whether due to technical faults, lack of necessary equipment, changes to our traditional service offerings or otherwise. A negative customer perception of us arising from customer service difficulties could also harm our reputation. Any negative impact on our brands and good reputation may be strengthened by comments on social media and in other situations, which may in time cause additional attention from our customers as well as our competitors. There is a risk that our customers might act on negative information circulating on social media without investigating the reliability of such information. Damage to our brands and good reputation may in such cases be immediate and may result in us not being able to take sufficient actions or make adequate rectifications.

Our reputation is also important in relation to our business partners, such as suppliers. We are dependent on good relations with our suppliers. Supplier dissatisfaction could lead to us losing existing suppliers or being unable to establish relationships with new suppliers. To re-establish our brands and reputation may be costly and difficult to accomplish.

Additionally, prior right holders could assert certain claims regarding the use of “Tele2”, “Comviq”, “Com Hem” and “Boxer” as trademarks. Substantial erosion in the reputation of, or value associated with the names “Tele2”, “Comviq”, “Com Hem” and “Boxer” could have a material adverse effect on our business, financial condition and results of operations.

We operate in a capital-intensive business with changing technologies and we may not have adequate capital to finance future upgrades, which could limit our growth and harm our competitive position

The mobile telephony, television, high-speed broadband and fixed-telephony businesses in which we operate are capital intensive. Significant expenditures are required to add customers to networks, including expenditures for equipment and labor costs. In addition, rapidly changing technology requires careful review of the life cycles of our assets and may result in additional depreciation or impairment costs, or accelerated growth in usage by customers may require investment in network capacity or other capital expenditure at a faster pace than currently anticipated. We can provide no assurances that our future upgrades will generate a positive return or that we will have adequate capital available to finance such future upgrades. If we are unable to, or elect not to, pay for costs associated with adding new customers, expanding or upgrading our network or making our other planned or unplanned capital expenditures, or if we experience unexpected material depreciation or impairment costs, our growth could be limited and our competitive position could be harmed, which in turn could have a material adverse effect on our business, financial condition and results of operations.

Current or future challenging market conditions may affect our ability to obtain sufficient funding for our operations

Our ability to finance our operations or refinance our existing loans depends on a number of factors, such as the availability of cash flows from operations and access to additional financing, and there is a risk that such funds will not be available at a commercially reasonable cost, or at all. There is also a risk that we will not be able to incur additional debt and/or refinance our existing debt when it matures. In addition, adverse developments in the credit market, as well as other future adverse developments such as the deterioration of the overall financial markets or a worsening of general economic conditions, could have a material adverse effect on our ability to borrow additional funds as well as the cost and other terms of funding. The failure to obtain sufficient funding for operations or the increased costs or unfavorable terms of financing or refinancing could have a material adverse effect on our business, financial condition and results of operations.

Furthermore, we may encounter difficulties in financing our capital investments, which may prevent the realization of our strategic plans and could result in us having to forgo opportunities that may arise in the future. This, in turn, could have a material adverse effect on our business operations, financial condition and results of operations.

The financial targets included in this annual report may differ materially from the actual results

The financial targets for us set forth in this Form 20-F are expectations for the upcoming financial years, including a net debt/EBITDA range of between 2.5-3.0x, maintenance of investment grade credit metrics, an ordinary dividend of at least 80 percent of equity free cash flow and extraordinary dividends and/or share repurchases, based on remaining equity free cash flow, proceeds from asset sales and re-leveraging of EBITDA growth. These financial targets are based upon a number of assumptions (including the success of our business strategies), which are inherently subject to significant business, operational, economic and other risks, many of which are outside of our control. Accordingly, such assumptions may change or may not materialize at all. In addition, unanticipated events may adversely affect the actual results that we achieve in future periods whether or not our assumptions relating to future periods otherwise prove to be correct.

Furthermore, our financial targets set out are only preliminary financial targets which our management team together with our Board of Directors may revise and possibly adapt. As a result, our actual results may vary materially from the targets set out in this Form 20-F and investors should not place undue reliance on them.

We face certain risks in connection with our joint ventures

We conduct certain of our activities through joint operations in which we do not have a controlling interest. Such companies include Svenska UMTS-nät AB (together with Telia Company AB (publ) (“Telia Company”)) and NET4MOBILITY Handelsbolag (“Net4Mobility HB”) (together with Telenor) in Sweden and T-Mobile Netherlands after the merger with Tele2 Netherlands. We may enter into further similar arrangements in the future.

As a result of these activities being conducted through such joint operations, we have limited influence over the conduct of these businesses. In these joint operations, there is a risk that the partners may disagree on important matters, including the funding of the business. This risk may be greater where the parties are competitors. A disagreement or deadlock regarding the joint operations or a breach by one of the parties of the material provisions of the cooperation arrangements could have a material adverse effect on our business.

Our governance and compliance processes may not prevent breaches of law or governance standards by joint operations. We also face the risk of violations at our joint operations and other companies in which we have an interest, particularly if we only have a minority stake and do not control accounting or other rules and protocols for the conduct of business. Our failure to comply with applicable laws and other standards could subject us to fines, loss of operating licenses and reputational harm.

Under the documents which govern the ownership rights in relation to certain joint operations, the parties may have protected rights in relation to certain matters such as approval of business plans, budgets, dividends or other cash distributions, changes in the ownership structure and other shareholder-related matters. As a result, actions outside our control and adverse to our interests may affect our strategy and actions in relation to any of these joint operations.

If any of the risks in relation to joint operations were to materialize, it could have a material adverse effect on our business, financial condition and results of operations.

Contracts with the landlords of multi-dwelling units are important to our business

A majority of our current customers that use Com Hem offerings live in multi-dwelling units (“MDUs”) and contracts with landlords of these MDUs form the basis of these Com Hem customer relationships. Our ability to renew existing contracts with landlords of MDUs, and to enter into contracts with new landlord partners, is important to our business. Contracts with landlords are important to provide us with network access to individual tenants and households within MDUs because in-house wiring is owned by landlords. We could lose our direct subscriber relationships with end-users if landlords terminate or fail to renew the contracts that are in place and we are unable to migrate MDU customers to alternative services via open networks. Based on historical loss of 1 — 2 percent of landlord contracts each year, with approximately the same amount being gained in new landlord contracts per year, we could lose landlord contracts in the future. The pace of contract renegotiation and/or loss of contracts could also accelerate in the future.

Landlords have the right to terminate their contracts due to, for example, repeated and material technical interruptions, which, unless remedied within a reasonable period, could be deemed a material breach of contract. If landlords cancel or fail to renew existing contracts, and an alternative open network is not available to continue servicing tenants, all end-user agreements within those MDUs will be automatically terminated.

Our inability to maintain or renew existing agreements with landlords or enter into new contracts on commercially favorable terms could lead to reduced sales, lower margins and a decrease in our customer base, any of which could have a material adverse effect on our business, financial condition and results of operations.

We operate in a global environment and may be affected by political uncertainties, local business risks as well as laws, rules and regulations in individual countries

We operate in a global environment and are consequently exposed to various risks such as implementation of new, or changes in existing, legislation, rules or regulations in individual countries. Trade restrictions introduced by the authorities in the countries where we operate, or in countries where we may operate in the future, as well as sanctions or other measures by associations and organizations such as the US Treasury’s Office of Foreign Asset Control, the EU or UN, may restrict our operations, delay or prevent planned investments or otherwise adversely affect our financial results. Our business is also subject to risks inherent in our business activities, such as:

•                                          recessionary trends, inflation or instability in local markets;

•                                          differences and unexpected changes in regulatory environment, including environmental, health and safety, detailed development plans and labor law;

•                                          the introduction or application of more stringent product norms and standards and associated costs;

•                                          exposure to different legal standards and enforcement mechanisms and the cost of compliance with those standards;

•                                          being subject to multiple taxation regimes, including regulations relating to transfer pricing and tax deductions on remittance and other payments by or to subsidiaries;

•                                          being subject to various, and potentially overlapping, regulations and rules, particularly those relating to anti-corruption and antibribery;

•                                          longer payment terms for debtors with respect to products and services delivered by us and difficulties collecting accounts receivable;

•                                          changes in pricing restrictions;

•                                          foreign exchange control and restriction on repatriation factors of funds; and

•                                          political and social unrest and instability.

There is a risk that we fail to develop and implement systems, policies and practices to completely manage these risks or comply with applicable regulations without incurring substantial cost. The materialization of any of these risks could have a material adverse effect on our business, financial condition and results of operations.

We currently conduct business in Kazakhstan, which is a developing market and our exit from our Kazakh joint venture may be delayed

In Kazakhstan, our business activities are currently conducted through a jointly owned company in which we hold 51 percent of the voting rights and 49 percent of the economic interest. We hold a controlling interest in and operational control over the jointly owned company.

Pursuant to the shareholder agreement between Kazakhtelecom and us, in December 2018 we exercised a put option triggering a share of the equity value to be paid to us and the reimbursement of a shareholder loan which will result in our exit of the Kazakh joint venture. Such repayment and exit may be negatively impacted by potential negative movements in exchange rates, an inability of Kazakhtelecom to raise debt or equity to repay the loan to us and political factors.

In Kazakhstan, the political, economic, regulatory and legal environment as well as the tax system is still developing and is less predictable than in countries with more mature institutional structures. This also applies to prevailing corporate governance codes, business practices and the reporting and disclosure standards. These circumstances imply risks to us and increase the need for thorough ethical considerations until the exit of our Kazakh joint venture is complete. Any of these factors, or any delay in repayment by our joint venture partner, could have a material adverse effect on our business, financial condition and results of operations.

We may acquire new businesses or divest existing business, need to integrate acquired businesses, and face inherent risks associated with such acquisitions, divestments and integration

In recent years, we have made a number of targeted acquisitions and divestments and we may continue to do so based on a regular review of our strategy and asset portfolio. However, the execution of transactions associated with acquisitions and divestments exposes us to risks such as the diversion of management’s attention from existing business or the potential impairment of acquired intangible assets, including goodwill, as well as the incurrence of liabilities or other claims from acquired businesses, or ongoing claims from disposed of businesses depending on the terms and conditions of the divestment. In addition, we may not successfully identify appropriate targets or consummate transactions on satisfactory terms. Furthermore, we may be unable to arrange financing for acquired businesses (including acquisition financing) on favorable terms to us and, as a result, elect to fund acquisitions with cash that could otherwise be allocated for other uses in our existing operations, which could have a material adverse effect on our business, financial condition and results of operations.

Integration of acquisitions could pose numerous risks to our operations. Managing growth has required continued development of our financial and management information control systems, the integration of acquired assets with existing operations, attracting and retaining qualified management and personnel as well as continued training and supervision of such personnel, and the ability to manage the risks and liabilities associated with the acquired businesses. The efficient integration of these acquisitions and the realization of related cost and revenue synergies, as well as the positive development of the acquired operations, are expected to enhance our results of operations both in the long and short term, but there is a risk that this will not occur. Further, future acquisitions or divestments could result in potentially dilutive issuances of equity securities, debt incurrence, contingent liabilities or amortization expenses, write-offs of goodwill or integration expenses, any of which could have an adverse effect on our business, financial condition and results of operations.

Failure to continue to manage growth could have a material adverse effect on our business, financial condition and results of operations. With unexpected difficulties in integrating or managing any acquired company or strategic alliance, there is a risk that our management’s attention will be diverted away from other on-going business concerns and also that the expected benefits will not be realized either in the expected timeframe or at all.

If any of these risks related to past or future acquisitions or divestments, or integration and managing growth were to materialize, they could have a material adverse effect on our business, financial condition and results of operations.

Our business depends on our customer service and network quality, either of which may be inconsistent

One of our strategies is to focus on delivering high quality network access and services to our customers. Disruptions in our fixed and mobile network can rapidly have serious repercussions on our capability to serve our customers. We have, and may in the future experience, shutdowns of our network or periods of network downtime as a result of equipment failures and planned maintenance. Operations may also be disrupted for a variety of other reasons including such as a lightning strike, flood, fire or other natural disaster, a power outage or equipment and system failures, including those caused by terrorism, sabotage and other criminal acts, or other events occurring in the markets where we carry out our businesses. Furthermore, accidents may lead to downtimes with respect to network construction or even closure of some network assets, including for the duration of any ongoing investigation. Disaster recovery, security and service continuity protection measures that we may in the future undertake, and our or other parties’ monitoring of network performance, may be insufficient to prevent losses. Any catastrophe or other damage that affects the network could result in substantial uninsured losses. If uninsured network elements are disrupted as described above, we may not have sufficient resources to make necessary repairs or replacements, and such repair or replacement work may cause us to incur significant costs and may not be completed in a timely manner. Our network may be susceptible to increased network disturbances and technological problems, and such difficulties may increase over time. Such disruptions could have a material adverse effect on our business, financial condition and results of operations.

Lease agreements are necessary to operate a significant part of our network

We have lease agreements with several facility providers such as municipalities and individual suppliers, for example Skanova AB, a Swedish network wholesaler, relating to the lease of cable duct space, dark fiber and in some instances coaxial cables as well as facilities for headends and hubs. Our ability to offer our services to our customers depends on the performance of contract counterparties and their affiliates in carrying out their respective obligations under certain agreements and such contract counterparties’ rights of use.

The termination of any material portion, or all, of these agreements could materially affect the value of our network or business. Upon such termination, continuing our business, if possible, would require a significant expense to purchase or lease the relevant facility or facilities or a sizeable investment to replicate the lost facilities or services. In many cases, we would not be able to find suitable alternative service providers at a comparable cost or within a reasonable period of time. Any disruption or termination of our lease arrangements could have a material adverse effect on our business, financial condition and results of operations.

Contractual conditions and fees in our agreements may be subject to review by regulatory authorities and we may have obligations imposed on us by regulatory authorities

The telecommunications sector is also a priority for various regulatory authorities. Contractual conditions and fees in agreements that are included in our operations, are subject to general EU and Swedish competition law. The Swedish Competition Authority (Konkurrensverket) (the “SCA”), as well as the EC and/or other national competition authorities, have the power to initiate ex-post regulation procedures and to instruct us to cease applying contractual terms and fees that are found to be anti-competitive. Furthermore, the Patent and Market Court (Patent- och marknadsdomstolen), a division of the Stockholm District Court (Stockholms tingsrätt), also has the power to, upon a claim initiated by SCA, impose an administrative fine (konkurrensskadeavgift) on us. The EC also has the power to impose fines for breaches of EU competition law.

Contractual conditions and fees in our agreements are subject to specific EU and Swedish telecommunication laws. As an example, the wholesale fees charged by us are, as they are fees for the termination of calls on individual public telephone networks provided at a fixed location (fixed call termination) and fees for call termination on mobile networks (mobile call termination), subject to regulation by PTS. As such, the fees must be fair and reasonable and not higher than the cost-oriented price that Telia Company would have charged for call termination in a public fixed communications network and, as regards mobile call termination, not higher than the maximum prices set by PTS. As an effect of the adoption of the European Electronic Communications Code (the “EECC”), the regulation of wholesale termination fees will move from the Swedish to the EU level. Moreover, the wholesale and retail fees charged by us for the usage of mobile data, voice and message services outside of Sweden are subject to EU regulation. From May 2019 and onwards, the retail fees charged by us for international calls within the EU will also be subject to regulation by EU. See “Item 4.B Business Overview-Telecommunications Regulation in Sweden and the European Union” for further detail.

To the extent that our fees are subject to regulatory adjustment by the SCA, PTS or the EU, we may be restricted from imposing or enforcing certain pricing mechanisms, including volume-based discounts and exclusivity provisions. In the event that the contractual conditions and associated fees for some television channels were reduced to a level that cannot be justified as being non-discriminatory, we may be exposed to claims from other television channel providers or the SCA for equal treatment or alleged abuse of our position on the market. If these contractual conditions and fee structures are successfully challenged, we could, under certain circumstances, be found liable for fines or damages.

PTS may also impose on operators of public electronic communications networks with significant market power (“SMP”) the obligation to grant access to network components and facilities, and to offer the re-sale of their electronic communications services on a wholesale basis. We have been found to have SMP in certain markets and we could in the future be found to have SMP in additional markets.

Furthermore, PTS may require an operator to provide access to wiring inside buildings where it is justified on the grounds that duplication of the infrastructure would be economically inefficient or physically impracticable. Additionally, a network operator shall upon written request of an undertaking providing or authorization to provide public communications networks, meet all reasonable requests for access to our physical infrastructure under fair and reasonable terms and conditions. Furthermore, every public communications network provider has the right to access any existing in-building physical infrastructure with a view to deploying a high-speed electronic communication network if duplication is technically impossible or economically inefficient.

Accordingly, we may not be able to enforce current or future changes to our fees, and may be subject to fines if our fees are found to be inconsistent with the requirements of applicable laws and regulations, and PTS and/or the EU may decide to impose obligations on us in the future or public communications network providers may request such access specified above, which could have a material adverse impact on our business, financial condition and results of operations.

Our business requires access to television content

Our business relies on our ability to provide a wide selection of popular content and cutting-edge services to our customers. We do not produce our own content and are therefore dependent upon broadcasters and content providers for programming.

We license certain programs for our digital TV services. Rights with respect to a significant amount of premium and/or high definition (“HD”) content are sometimes already held by competing distributors and, to the extent such competitors stop wholesaling such content or wholesale such content to distributors other than us, our ability to obtain any highly rated content could be limited. Further, as we continually develop our digital TV& play services, which includes e.g. traditional television content, VoD libraries, OTT content and applications, our ability to source content for the TV service is increasingly important and depends on our ability to maintain relationships and cooperation with content providers and broadcasters for both standard and HD content. As we continue to develop our digital TV& play services, we may incur additional licensing and/or other fees for content distributed over those platforms. In addition, content providers may elect to distribute their content exclusively through distribution platforms other than our digital TV network, including satellite or internet-based platforms, or through other distributors.

We may be unable to obtain or retain attractive content in the future on favorable terms, or at all. Our inability to obtain or retain attractively priced competitive programs on our networks could reduce demand for our existing and future television services, thereby limiting our ability to maintain or increase revenue from these services. The inability to obtain or retain programs could have an adverse effect on our business, financial condition and results of operations.

The Boxer business is dependent on a single DTT distribution agreement

We have entered into a service provider agreement with Teracom Group AB (“Teracom”) in respect of the distribution of the television services provided by Boxer TV-Access AB (“Boxer”) using the DTT network. The subscriber base for DTT throughout Sweden has generally been declining. In consequence, we risk losing customers of our pay-TV services and there is a risk that the structural DTT decline will accelerate and increase further than expected, which could have an adverse effect on our business, financial condition and results of operations. Pursuant to the service provider agreement, we pay Teracom fees for the distribution of our services in the DTT network. Any disruption or termination of the service provider agreement could have an adverse effect on our business, financial condition and results of operations.

Our conditional access systems are dependent on licensed technology and subject to illegal piracy risks

We operate conditional access systems to distribute encrypted digital programs, including our digital television packages. We have third-party suppliers who install our conditional access systems for our distribution, including hardware equipment, grants licenses for the respective intellectual property rights for the conditional access system and provides maintenance, support and security services. Billing and revenue generation for such services rely on the proper functioning of our conditional access systems.

The security of our conditional access systems may be compromised by illegal piracy. Further, other means and authentication methods such as smart cards and common face modules have been and may continue to be illegally duplicated, providing unlawful access to our broadcasted television signals. There is a risk that we will not be able to successfully eliminate the piracy that we may face in the future. In addition, there can be no assurances that any new conditional access system security that we may put in place will not be circumvented. Encryption failures could result in lower revenue, higher costs and increased television customer churn or otherwise have a material adverse effect on our business, financial condition and results of operations.

Our success is dependent on our ability to recruit and retain skilled personnel

To remain competitive and implement our strategy, and to adapt to changing technologies, we need to recruit, retain and, where necessary, retrain highly skilled employees with the relevant expertise. In particular, competition is intense for qualified personnel within telecommunications.

The loss of key individuals or other employees who have specific knowledge of, or relationships with, customers in the markets in which we operate could have a material adverse effect on our business, financial condition and results of operations.

Our success also depends, to a great extent, on our ability to attract, retain and motivate qualified employees throughout the organization. If we are unable to attract, retain and motivate qualified employees at all levels, it could have a material adverse effect on our business, financial condition and results of operations.

Some of our employees are unionized or employed under collective bargaining agreements

We are also subject to the risk of labor disputes, strikes, adverse employee relations and other industrial actions in accordance with applicable regulations under national laws, which we are subject to, that could disrupt our business operations. In countries where our employees are represented by labor unions and if they have signed collective bargaining agreements with us, there is a risk that the collective bargaining agreements will not prevent strikes or work stoppages at any of our facilities, or that such agreements will not be renewed on substantially similar terms and conditions in the future.

We may in the future experience lengthy consultations with trade unions, strikes, work stoppages or other industrial actions called by the trade unions in accordance with applicable law, which could result in delays in our ability to serve customers in a timely manner and have a material adverse effect on our business, financial condition and results of operations.

We are dependent on intellectual property rights and we must successfully protect and defend these rights

We market and sell our products under different trademarks, for example Tele2, Com Hem, Comviq and Boxer in Sweden. We are dependent on these trademarks. Failure to protect these trademarks and other intellectual property or prevent their unauthorized use by third parties could have a material adverse effect on our business. Further, there is a risk that governmental authorities may not approve trademark applications filed by us and if the applications are approved, third parties may seek to oppose or challenge these registrations. A failure to obtain trademark registrations could limit our ability to use our trademarks and impede our marketing efforts. There is a risk that our efforts to protect our intellectual property may not be sufficient to prevent attempts from unauthorized parties to copy or obtain and use our trademarks. Also, there is a risk that our measures for protecting our trade secrets and confidential information are insufficient to prevent others from obtaining such information. If any of these risks were to materialize, it could have a material adverse effect on our business, financial condition and results of operations.

We are exposed to currency exchange risks

Currency risk refers to the risk of exchange rate fluctuations having an adverse effect on the consolidated income statement, balance sheet or cash flow. We report in SEK, and SEK is our principal presentation currency. Foreign exchange exposure occurs in conjunction with products and services being bought or sold in currencies other than the respective subsidiary’s local currency (transaction exposure) and during conversion of the balance sheets and income statements of non-Swedish subsidiaries into SEK (translation exposure). Our global operations give rise to cash flows in currencies other than SEK. We are principally exposed to changes in EUR, KZT and HRK in relation to SEK. Accordingly, exchange rate fluctuations could have a material adverse effect on our business, financial condition and results of operations.

We face a number of risks related to involvement in certain legal proceedings

We are and will continue to be involved in a number of litigation and arbitration proceedings under industry-specific and general laws and regulations, including with customers, competitors and regulatory authorities.

Actual decisions of courts and arbitration tribunals may not match our expectations and could result in large damages awards and/or other remedies against us that affect our interests. Any future governmental, legal or other similar proceedings can be costly, divert management attention and may result in reputational damage for us. Any unsuccessful litigation or arbitration proceedings (whether based on a judgment or a settlement agreement) or adverse publicity may have a material adverse effect on our business, reputation, financial condition and results of operations.

Our past or current tax positions may be challenged or changed

We operate through a number of subsidiaries in several countries. Our tax position rests on our interpretations of the current tax laws, treaties and regulations in the countries where we operate and the requirements of the relevant tax authorities. Furthermore, we regularly obtain advice regarding these requirements from independent tax professionals. We and our subsidiaries are, and we will probably be, from time to time subject to tax reviews. There is a risk that tax audits or reviews may result in reduction of tax losses carry forwards or imposition of additional tax, in particular due to our acquisitions and sales of shares, financing, intra-group reorganizations, application of transfer pricing and our structure. For example, Tele2 Sweden has made a provision of SEK 361 million related to the years 2013-2018 as a result of tax disputes regarding the right to deduct interest expenses on intra-group loans. Tele2 Sweden has appealed decisions by the Swedish Tax Agency related to the years 2015 and 2016 and rulings by the Administrative Court in Stockholm related to the years 2013 and 2014.

In the event that our interpretation of tax laws, treaties and regulations or their applicability is incorrect, if one or more governmental authorities successfully make negative tax adjustments with regard to an entity of ours, our past or current tax positions may be challenged. In the event tax authorities were to succeed with such claims, this could result in an increased tax cost, including tax surcharges and interest which could have a material adverse effect on our business, financial condition and results of operations.

Our deferred tax assets may be reduced

As of December 31, 2018, we had recorded a deferred tax asset in the amount of SEK 368 million. If tax rates are reduced or the taxable income in our business is lower than the projected income on which we have based the valuation of our deferred tax asset, the deferred tax asset may be reduced and this could have a material adverse effect on our business, financial condition and results of operations.

In 2018, the Swedish Parliament has passed a bill according to which the corporate income tax rate was lowered from 22 percent to 21.4 percent as of January 1, 2019 and will be further lowered from 21.4 percent to 20.6 percent as of January 1, 2021, with our recognized deferred tax asset included in the Consolidated Financial Statements adjusted to reflect the lower tax rates.

Changes in tax regimes that are expected and may increase our tax burden

Laws, tax treaties and other regulations on taxation and other fiscal charges are subject to frequent changes. Any such changes could have a significant impact on our tax burden, possibly with a retroactive effect, as well as a material adverse effect on our business, financial condition and results of operations.

In 2018, the Swedish Parliament passed a bill regarding new interest deduction limitation rules. The legislation introduces new interest deduction limitations for a taxpayer’s net financial costs based on a fiscal EBITDA basis (as determined in the legislation). The prior interest deduction limitations are kept, in addition to the new rules, with a slightly limited scope. Our interest expenses are significant and depending on the Court’s interpretation of the new rules going forward, our tax burden could increase and this could have a material adverse effect on our business, financial condition and results of operations. The new rules entered into force January 1, 2019 and will be applied for the first time on financial years starting after December 31, 2018.

Differing opinions regarding the legal interpretation of tax laws often exist both among and within governmental ministries and organizations, including tax administrations, creating uncertainties and areas of conflict for taxpayers and investors. While we believe that we are currently in compliance with the tax laws affecting our operations, it is possible that relevant authorities may take differing positions with regard to tax law interpretation, which may result in a material adverse effect on our operations, financial condition and value of investments.

Our insurance coverage may be inadequate

Operating telecommunications assets involves many risks and hazards including breakdown, failure or substandard performance of network and other equipment, improper installation or operation of network equipment, labor disturbances, environmental hazards, organized crime, industrial accidents and terrorist activities. We believe that we maintain the types and amounts of insurance customary in the industry and countries in which we operate. However, our insurance may not provide adequate coverage in certain circumstances and is subject to certain deductibles, exclusions, local insurance lack of capacity, no or inadequate local insurance-related estimated maximum loss reporting and limits on coverage. The occurrence of an accident that causes losses in excess of limits specified under the relevant policy or is subject to material deductibles, or losses arising from events not covered by insurance policies, could have a material adverse effect on our business, financial condition and results of operations.

We have a limited number of suppliers

We are reliant upon a limited number of suppliers to manufacture and supply equipment and services, such as handsets and other hardware, software and related services and products necessary to operate our business and to offer our services on a commercial basis. In certain cases, we have made substantial investments in the equipment or software of a particular supplier, making it difficult for us to quickly change supply and maintenance relationships in the event that our initial supplier refuses to offer us favorable prices, is unable to satisfy our requirements or ceases to produce equipment or provide the support that we require, or is in any other way restricted in continuing to supply us.

We may be forced to purchase products and services from other suppliers for various reasons, including if a supply contract is not extended, if a supplier is not able to meet our delivery obligations (including due to regulatory, export, import or other restrictions for certain purchases) or if a supplier faces financial or operational difficulties or disruptions. The limited number of suppliers of these services, and the terms of our arrangements with current and future suppliers, could create technical problems, damage our reputation and adversely affect our business, including by restricting our operational flexibility.

Telecommunications services may have actual or perceived health risks

Allegations of health risks related to the use of mobile telecommunication devices and base stations could harm our business. We are subject to health and safety laws and regulations in each of the markets in which we operate and these laws and regulations impose increasingly stringent health and safety protection standards. There have been allegations that the use of certain mobile telecommunication devices and equipment may cause serious health risks. The actual or perceived health risks of mobile handsets or base stations and related publicity or litigation could reduce the growth rate, customer base or average usage per customer of our mobile communications services, which may result in significant restrictions on the location and operation of base stations and/or could subject us to claims for damages, any of which could have a material adverse effect on our business, financial condition and results of operations.

We are exposed to interest rate risks. Shifts in such rates may adversely affect our debt service obligations

We are exposed to the risk of fluctuations in interest rates under certain of our existing debt instruments. Although we manage our exposure to movements in interest rates in line with the terms of our financing arrangements, there can be no assurances that we are able to fully manage our exposure or to continue to do so at a reasonable cost. As a result, an increase in market interest rates could increase our interest expense and our risks related to debt service obligations, which would exacerbate the risks associated with our capital structure and would have an adverse effect on our business, financial condition and results of operations.

We have identified material weaknesses in our internal control over financial reporting, and may identify additional material weaknesses in the future. If we fail to remediate any material weaknesses or if we otherwise fail to establish and maintain effective control over financial reporting, our ability to accurately and timely report our financial results could be adversely affected.

In connection with the audit of our Consolidated Financial Statements, material weaknesses in our internal control over financial reporting were identified. Under PCAOB standards, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented or detected on a timely basis. The material weaknesses identified relate to deficiencies in our processes to assess risk and to design and implement effective control activities over financial reporting. We also had material weaknesses in the areas of journal entry approval controls and controls which encompass the preparation, documentation, analysis and oversight of accounting for complex matters, key judgements and estimates.

We are working to remediate the material weaknesses as quickly and efficiently as possible. The remediation measures that we have taken and are taking involve implementation of appropriate processes with the objective of improving the effectiveness of control activities over financial reporting. These include the processes for journal entry approvals, identifying, documenting and reviewing complex transactions and assessing if the level of complexity of the issue requires involvement of external experts in order to confirm our accounting treatment and support our judgements.

We were not required to perform an evaluation of internal control over financial reporting in accordance with the provisions of the Sarbanes-Oxley Act of 2002 applicable in the United States or any similar law applicable in other jurisdictions. Had such an evaluation been performed, additional control deficiencies may have been identified, and those control deficiencies could have also represented one or more material weaknesses. As such, we cannot assure you that we have identified all of our existing material weaknesses.

If we are unable to successfully remediate material weaknesses or if we identify additional material weaknesses, and if we are unable to produce accurate and timely financial statements, the financial statements could contain material misstatements that, when discovered in the future, could cause them to fail to meet their reporting obligations.

Differences in currency exchange rates may negatively affect the value of shareholdings or dividends paid

Any future dividends will be paid in SEK. As a result shareholders outside Sweden may experience adverse effects on the value of their shareholdings and their dividend when converted into their local currencies if the SEK depreciates against the relevant currencies.

It may be difficult to effect service of process or enforce judgments against us or our officers and directors

We are a public limited liability company formed under the laws of the Kingdom of Sweden. In addition, certain of our directors and officers reside outside the United States, and all or a substantial portion of our assets and the assets of our directors and officers are located in jurisdictions outside the United States. As such, it may be difficult or impossible to effect service of process within the United States upon us or those persons, or to recover against us or those persons on the judgments of U.S. courts, including judgments predicated upon civil liability provisions of the U.S. federal securities laws.

We have been advised by Swedish counsel that under Swedish law, support in law is required for Swedish courts to enforce judgments of U.S. courts. We have been advised by Swedish counsel that there is no treaty in effect between the U.S. and Sweden providing for the enforcement of judgments of U.S. courts and that, therefore, there is doubt as to whether Swedish courts would enforce judgments of U.S. courts obtained in actions against us or our directors and officers predicated upon the civil liability provisions of the U.S. federal securities laws. Furthermore there is doubt as to whether Swedish courts would judge in cases concerning actions against us or our directors and officers predicated solely upon U.S. federal securities laws.

We intend to terminate the obligation to file or furnish reports with respect to the Tele2 B shares under the Exchange Act and cease to be an SEC reporting company when we are able to do so under applicable regulations

We intend to terminate the obligation to file or furnish reports with respect to the Tele2 B shares under the Exchange Act if we are able to do so in accordance with the rules that permit the deregistration of eligible foreign private issuers who (i) have had reporting obligations under the Exchange Act for at least 12 months, (ii) have not sold the securities in question in the United States in a registered offering under the Securities Act for at least 12 months, (iii) have maintained a primary trading market outside the United States, and (iv) with relatively low average daily trading volumes in the United States or relatively few United States resident shareholders. We intend to assess these criteria at the first opportunity and, if we satisfy them, we intend to terminate our reporting obligations at that time. If we are able to terminate such registration, we will no longer be subject to the reporting provisions of the Exchange Act and we will cease, among other things, to be subject to certain liability provisions of the Exchange Act and the provisions of the Sarbanes-Oxley Act of 2002 relating to internal controls on financial reporting to which we would have otherwise become subject. If we terminate the registration of the Tele2 B shares under the Exchange Act, we will no longer be subject to certain of the rules and regulations thereunder, including periodic filing requirements.

Item 4.         Information on the Company

A.                                    History and Development of the Company

Tele2 has been a fearless challenger to the former government monopolies and other established telecoms providers ever since Jan Stenbeck founded the company in Sweden in 1993, and remains focused on being a customer focused champion, fearlessly liberating a more connected life, wherever it operates. The Group provides services to consumers and businesses including mobile services, fixed broadband, digital entertainment, fixed telephony, data network services and global IoT solutions.

•                                          1986: Tele2 Sverige AB commences operations

•                                          1993: Tele2 launches fixed telephony in Sweden, laying the foundation of today’s Tele2

•                                          1996: Tele2 is listed on the O-list of Nasdaq Stockholm

•                                          1996 — 2000: Tele2 starts its international expansion with the launch of operations in the Netherlands, Estonia, Lithuania and Latvia

•                                          2001: Tele2 establishes a joint 3G network company with Telia Company in Sweden

•                                          2003: Tele2 launches operations in Russia with its first Russian GSM networks

•                                          2010: Tele2 expands its operations into Kazakhstan with the acquisition of the mobile operator NEO

•                                          2013: Tele2 divests its Russian Business to VTB Group

•                                          2015: Tele2 divests its Norwegian business to Telia Company

Tele2 launches an industry leading “4G-only” network in the Netherlands

•                                          2016: Tele2 completes the acquisition of TDC Sweden

Tele2 is able to offer 4G mobile services throughout its footprint

Tele2 finalizes its joint venture with Kazakhtelecom’s mobile business Altel in Kazakhstan

•                                          2017: Tele2 and Deutsche Telekom announce their intention to combine operations in the Netherlands

Tele2 completes divestment of its Austrian business to Three Austria

•                                          2018: Tele2 and Com Hem merge operations in Sweden

Tele2 announces its intention to exit its joint venture in Kazakhstan

•                                          2019: Tele2 and Deutsche Telekom merge their operations in the Netherlands

General facts on the company

Legal and commercial name of the Parent Company: Tele2 AB (publ).

Registration number: 556410-8917

Legal form of the Parent Company: A Swedish limited liability company, organized under the Swedish Companies Act.

Country of incorporation: Sweden.

Date of incorporation: We were incorporated on November 19, 1990.

Domicile: Our registered office is in Stockholm, Sweden. Our headquarters are located at Skeppsbron 18, P.O. Box 2094, SE-103 13, Stockholm, Sweden.

Telephone number: +46 (0) 8 5620 0060.

Website: www.tele2.com. The information included on our website is not incorporated herein by reference.

Agent in the US: Puglisi & Associates, 850 Library Ave, Suite 204, Newark, DE 19711: +1 (302) 738-6680.

Shares: Our Class A and Class B common shares are traded on Nasdaq Stockholm.

Company history and development

Our Mission Is to Fearlessly Liberate People to Live a More Connected Life.

We constantly strive to be the truly integrated challenger — providing speed, data and video content, no matter where or when. Ever since Tele2 was founded in 1993, we have continued to challenge prevailing norms and dusty monopolies. Today, our award winning networks enable mobile and fixed connectivity, telephony, data network services, TV, streaming and global IoT solutions for millions of customers. We drive growth through customer satisfaction and smart combined offerings. Tele2 has been listed on Nasdaq Stockholm since 1996.

B.                                    Business Overview

The Group continued to undertake significant structural changes during 2018. The merger with Com Hem was announced on 10 January and closed on 5 November, following approval by shareholders and competition authorities. The merger of Tele2 Netherlands and T-Mobile Netherlands was approved by competition authorities on 27 November and closed on 2 January, 2019. On 28 December, Tele2 initiated the exit process from Kazakhstan, now reported as a discontinued operation.

Following these changes, the Group’s footprint will be dominated by the Swedish business which contributed 76 percent of the Group’s revenue on a pro forma basis in 2018. During the year the Swedish business was split into two reporting segments; Sweden Consumer and Sweden Business. The three Baltic operations in Lithuania, Latvia and Estonia contributed 15 percent of the Group’s revenue on a pro forma basis, with the remaining revenue coming mainly from Croatia, Germany and IoT. The below table sets out the Group’s revenue by segment and geography for each of the three years ended December 31, 2018.

	Year ended December 31,
	2018	2017	2016

Sweden Consumer	10,000	8,632	8,507
Sweden Business	6,417	6,425	3,767
Lithuania	2,430	1,957	1,709
Latvia	1,308	1,178	1,022
Estonia	787	743	695
Croatia	1,937	1,694	1,534
Germany	539	612	708
IoT	200	147	75
Other	152	135	158
Internal sales, elimination	(66)	(57)	(44)
	23,704	21,466	18,131

After the merger with T-Mobile Netherlands, which closed on January 2, 2019 Tele2 is a 25 percent shareholder in an enlarged T-Mobile Netherlands. Through the merger the new company is expected to extract significant synergies and become a stronger challenger to the dominant FMC players in the Dutch market, to the benefit of the Dutch consumers.

Strategic focus

In all our markets we aim to play a critical role in powering the digital society by providing the infrastructure and connectivity services which are the building blocks of the digital economy. Usage and expectations on connectivity are constantly increasing and access to the internet is today more or less seen as a necessity of life. And still, there are many reasons to believe that the digital society is only at its beginning.

In the longer term, new technologies and use cases like smart cities, autonomous vehicles, advanced robotics, augmented and virtual reality will not only add to traffic growth, but will also require increased reliability, higher speeds and even more sophisticated networks.

To satisfy this seemingly ever-growing demand for connectivity is what we live for and Tele2 will continue to fearlessly liberate people to live a more connected life.

Services offered within the segments are mobile telephony, fixed broadband, fixed telephony and other operations (mainly business solutions, carrier operations and wholesale).

International markets

With the merger in the Netherlands and the initiated process of divesting our operation in Kazakhstan, Tele2 continues its journey towards a leading challenger operator in the Baltic Sea region, with a natural gravity towards Sweden.

Our approach in the Baltics differ country by country, as each market has its own set of characteristics. The existing strategy has proven successful and we will continue to drive performance through monetizing data.

Re-igniting growth in the Swedish market by creating a truly integrated operator

Today’s customers expect to use digital services and devices wherever they are and wherever they go, independently of access technology. But, the number of choices and options customers are facing today can sometimes be overwhelming. By providing a one stop shop for connectivity to all customers, we will simplify and better facilitate a connected lifestyle.

By combining strengths of Tele2 and Com Hem, we will offer a full range of complementary and high-quality connectivity and digital services. To serve our customers in the best way, we will create a truly integrated operator as a foundation for great customer experiences as well as internal efficiency.

We believe TV will continue to play a vital role for our business and our role as aggregator of great content remains relevant as content becomes more and more fragmented across different services and devices. We will therefore shape a TV offering for the future to better serve the changing behavior and viewing patterns of our customers — which are increasingly on-demand, personalized and available on any screen or device.

In the business segment we will continue our work to return to growth by creating a competitive and cost-efficient challenger on the B2B market, with high-quality connectivity at the heart of its service offering.

Accelerate digital transformation and create an outstanding customer experience

Digital transformation is at the top of the agenda for many leading companies and has the potential to drive significant value. We have already come a long way on our digital journey, but we will continue to simplify products and processes to enable further digitalization and automation.

But, we believe digitalization is not only about systems, simplifications and savings, it is, above all, to create a greater customer experience and find new opportunities to serve. By deep understanding of customer needs and behavior, we will create a truly amazing experience for existing and new Tele2 customers.

Leverage future technology shifts to serve our customers better

New technologies like 5G and DOCSIS 3.1 open new opportunities for operators to deliver more benefit at lower costs. 5G will be introduced in our networks during the coming years and will be a cost-efficient way to build network capacity, but it will also enable completely new use cases. eSIM, as another example, has the potential to reinvent the way we sell and distribute our services.

To us, new technology is not a value in itself, but only when we see a clear upside in how we can serve our customers better. A priority for us the coming years is to evolve our business models and incorporate new technology to strengthen our relevance to the end customer in the future.

Winning people and culture

Tele2’s culture and strong values, “The Tele2 Way”, make the foundation for attracting and retaining driven and engaged talent. With emphasis on diversity, leadership and flexible ways of working we will continue to have one of the strongest cultures and team of people in the global telecom industry.

Our ambition

•                                          Happiest customers - Tele2 shall be the operator of choice for service and value for money. As a result, customers will reward us with their loyalty.

•                                          Most engaged employees - Tele2 shall be considered a great place to work and as a result will attract and retain the best people who can deliver on our ambitions.

•                                          Profitable growth - To create a growing and transparent cash flow, with a strong link to shareholder remuneration.

•                                          By having the happiest customers, the most engaged employees and a unique set of winning strategies, Tele2 shall deliver profitable growth with a growing and transparent cashflow. These fundamental priorities and objectives will continue to guide Tele2’s activities going forward.

Sweden Consumer Segment

2018 was a year of profound change for the Swedish consumer business as it made the transition to become a full-service provider of mobile, fixed and digital entertainment services to Swedish consumers through the merger with Com Hem. The merger closed on 5 November and Com Hem contributed to the segment’s financial results from that date, resulting in reported revenue growth of 16 percent for the full year.

Integration of Com Hem started at the time of closing and is expected to result in synergies amounting to SEK 1,350 million annually when fully exploited, mainly in the Sweden Consumer segment. Revenue synergies are expected to arise mainly through cross-selling of mobile services to the fixed customer base, cross-selling of fixed services to the mobile customer base, and through increased customer loyalty as a result of the broadened service offering which is expected to reduce customer churn. Already ten days after closing of the merger, mobile customers under the Tele2 brand who are also fixed-line customers under the Com Hem brand were offered to opt in for benefits such as increased speed or data volume. The initiative is expected to increase customer loyalty over time. At the same time Com Hem’s fixed-line products became available through Tele2’s sales channels, and in February 2019 mobile services were launched under the Com Hem brand. Thus, the first initiatives in all the three main revenue enhancing areas have been launched.

Revenue and cost synergies arising from the merger with Com Hem are further described in Note 15.

Revenue in the mobile consumer business was stable compared with the previous year. Data consumption continued to grow strongly, resulting in upselling opportunities including upselling to Tele2’s Unlimited offering. Postpaid revenue, contributing 80 percent of total mobile end-user service revenue, grew 4 percent driven mainly by an increase in ASPU. Prepaid revenue declined by 11 percent as a result of continued pre- to postpaid migration. Legacy services including Fixed telephony and DSL continued to decline in line with expectations.

Expectations for 2019

The main focus in 2019 will be the continued integration with Com Hem and the execution of the market opportunities that the merger brings. The launch of Com Hem mobile is one of the most important product introductions of the year and will be at the center of Com Hem’s marketing in the first half of the year. This, combined with the other growth initiatives, is expected to gradually enhance the growth rate of the business during the year and set it in a position to contribute to the Group’s growth ambition for 2020 and onwards. In 2019, Tele2 will begin the rollout of 5G technology in the mobile network. The rollout is expected to be gradually implemented over the next few years to enhance the network and meet increased customer demand for data capacity.

Sweden Business Segment

Tele2 continued with its strategy to be a challenger with a broad service offering, following the acquisition of TDC at the end of 2016.

During the year, Tele2 won significant new and extended contracts with customers in both the private and the public sector, such as ICA, Siemens, PostNord, Lantmännen, Handelsbanken and the cities of Gothenburg and Uppsala.

At the end of the year, the overall end-user service revenue showed signs of stabilization despite continued price competition. The mobile business returned to growth fueled by an 8 percent increase in the number of mobile RGUs, reflecting continued strong customer momentum, whereas the price erosion in the legacy fixed segment put a drag on the total end user service development.

Expectations for 2019

Tele2 aims to continue the positive momentum in mobile customer intake in the business segment and monetize mobile data through unlimited data offers. The business is going through a period of restructuring in order to focus on higher margin, network-based ICT services, with an aim to make structural cost savings and improve revenue growth trends.

Lithuania Segment

In 2018, the market remained highly competitive in terms of pricing. Tele2 managed to defend its position while executing effective customer retention programs and introducing strong mobile broadband products to the market. A focused market investment into the B2B segment was successful, with a growing customer and revenue base.

A platform for instant mobile payments was successfully launched at the end of 2018. The platform is called “Mobilūs mokėjimai” (Mobile payments) and is managed by a regulated joint venture of the three telecommunications operators in Lithuania.

Tele2’s prepaid brand “Pildyk” introduced a new pricing scheme which resulted in increased data usage and a higher ASPU for prepaid users. Pre- to postpaid migration also increased, which helped retaining customers and improving their spending.

Tele2 Lithuania was recognized as the Best Employer in the Baltics based on research from AON Hewitt, and was awarded by Daily Business News as technology leader for the second year in a row. Moreover, Tele2 campaign (titled Tele2 Flying House) was shortlisted in Cannes Lions International Festival of Creativity.

Expectations for 2019

In 2019, Tele2 will aim to further develop the platform for mobile payments through retailer deployment and introduction of new features, use the market momentum within mobile broadband to fuel further growth, and build brand equity to attract new customers. Data monetization and customer experience digitalization will continue as one of the main focus areas.

Latvia Segment

Tele2 continued its positive revenue trend in Latvia in 2018. A focused data monetization strategy in combination with success in the B2B market drove strong growth in mobile end-user service revenue, supported by pre- to postpaid migration and a growing market for mobile broadband. Attention to customer care secured a winning position among customers migrating between operators. Revenue growth and disciplined cost management produced a further increase in the Adjusted EBITDA margin to 36 (2017: 35) percent.

Tele2 Latvia also continued developing its 4G network to strengthen its market leading position. Looking forward to future network development, Tele2 also secured 100MHz of full uninterrupted 5G spectrum in the 3.5-3.8 GHz band.

Expectations for 2019

Tele2 aims to continue to build on its positive momentum and strengthen its market position with attractive commercial offers and a focus on strong customer service. Key focus areas are further service revenue growth both in the consumer and business segments, exploiting continued pre-to postpaid migration, development of digital distribution and service channels, and a further strengthening of the network quality perception by taking the first steps towards 5G. In addition to the above, new content services will be offered in the market.

Estonia Segment

2018 was a year for re-building the Tele2 Estonia organization, by bringing in new people, a new strategy and a new direction. Cold-calling, i.e. unsolicited telemarketing, which was highly unpopular with current and new customers alike, was closed down in the Estonian industry. Instead the focus is on growth through leading customer-orientation, providing the best value, the best customer service, and a great network experience. The new strategic focus is expected to result in improving operating trends over time.

Tele2 continued to invest in the network to provide a high quality experience at an affordable price. According to measurements by the national regulator Tele2’s network was rated as having the highest maximum download speeds in the market.

The number of RGUs declined by 28,000 in 2018 as a result of the aggressive telemarketing and discounting by competitors. Revenue grew by 6 percent, driven mainly by higher sales of equipment, while end-user service revenue fell by 1 percent driven by a decline in the mobile subscriber base, and adjusted EBITDA declined by 10 percent.

Expectations for 2019

Key priorities for 2019 include executing on the customer-focused strategy and becoming a customer champion in the consumer market. In B2B, the focus will be on continued development of a full FMC product portfolio to provide a one-stop shop for business customers.

Croatia Segment

Tele2 Croatia further cemented its position as an open and flexible challenger with competitive prices, liberating people to live more connected lives. This supports customers’ needs, especially those with high data usage on-the-go, for both postpaid and prepaid. The increase in the customer base of 56,000 is evidence that Tele2 is well positioned in regards to what customers expect from their operator in today’s world of high and growing data usage.

Revenue increased due to strong growth of mobile end-user service revenue underpinned both by ASPU growth driven by the continued success of Tele2’s unique Unlimited offerings, and an increase in the customer base. This resulted in an increased adjusted EBITDA on an underlying basis, which was further enhanced by extraordinary effects. In particular, the government decided to reduce spectrum fees also with retrospective effect. 2018 adjusted EBITDA included SEK 56 million retroactive recognition of a lower spectrum fee for 2017.

Expectations for 2019

In 2019 Tele2 Croatia will continue to improve customer experience and help customers to stay connected whenever and wherever they need, offering solutions that support a data-centric lifestyle for individuals, families and businesses. Furthermore, investments to secure network capacity and quality of service will continue.

Germany Segment

With a focus on the maximization of customer lifetime value, Tele2 has centered its operational activities on retention and on up- and cross selling into the customer base. As a result customer churn has slowed down. This, combined with continued cost discipline results in an increased Adjusted EBITDA margin of 46 percent, up from 43 percent in the previous year.

Expectations for 2019

Tele2 will continue to focus on cash contribution but also on efforts to stabilize the customer base. This will be done by further improving retention success through the use of customer analytics and the improvement of value propositions.

IoT & Other Segment

We deliver IoT services through a dedicated business unit which focuses on European sales but with service provisioning capability in a global footprint to more than 160 countries.

Through our IoT solution, business critical information can be delivered in real time, allowing customers to automate events and alarms, manage fleets of vehicles and equipment installed at remote locations, and be protected from technological malfunction or fraud, allowing that they stay on top of their business. In addition, our offering within IoT contains a number of value-added services that support the customer’s extraction and enhancement of data from devices, such as:

•                                          customer specific APN/VPN connections (secure data connectivity solutions);

•                                          management of multiple connectivity types and services (connected device management);

•                                          professional services to support customers with customization or integration to our platform;

•                                          education and training to get started with the IoT solution.

Other mainly includes the parent company Tele2 AB (publ) and central functions.

Kazakhstan Segment (discontinued)

Network quality is an important foundation of the company’s strategy and during the year the LTE-Advanced was implemented everywhere on the network. In addition, we estimate that population coverage increased to 75 percent.

Mobile end-user service revenue continued to grow strongly, at 16 percent in reported currency and by 20 percent in local currency, driven by a 4 percent increase in the customer base coupled with higher ASPU levels through step-change price increases both for new and existing customers. Revenue growth, combined with improved operating leverage and integration synergies, produced growth in adjusted EBITDA of 65 percent.

The company launched new commercial price plans on the Tele2 brand in mid-September, taking the first steps to limit the vast use of zero-rated mobile data on the network.

In December 2018, we launched mobile financial services allowing customers to pay for goods and services directly from the balance of their mobile phones through a third party. Currently over 150 services are available, ranging from public transportation, parking and utilities to online games and more.

Expectations for 2019

In 2019, the company aims to continue its data monetization efforts and attract new customers through its dual brand strategy, and further improve its operational efficiency. Furthermore, the company will expand LTE services across additional locations, whilst maintaining a disciplined investment strategy.

Exit process

Tele2 Kazakhstan is jointly owned by Tele2 and Kazakhtelecom. On December 28, 2018, Tele2 gave notice to exercise the put option stipulated in the joint venture (JV) between Tele2 and Kazakhtelecom. By serving the put option notice to Kazakhtelecom, Tele2 has initiated the sale process with expected closing in approximately six months from the put option notice date. Following this, the Kazakh business is reported as a discontinued operation.

On December 31, 2018, Tele2’s had investments in Kazakhstan in the form of a shareholder loan to the JV amounting to approximately KZT 88 billion (SEK 2.1 billion) and a 49 percent equity stake in the JV. The net equity exposure, after having taken into account the earn-out liability to a former partner, is 31 percent. Repayments on the shareholder loan have been made every quarter of 2018 and continued after the put option notice.

Telecommunications Regulation in Sweden and the European Union

Providers of telecommunications services such as Tele2 are subject to various regulatory requirements and obligations including electronic communications and media laws, competition law as well as technical and other regulations.

In general, electronic communications laws apply to the establishment and operation of technical infrastructure used for communication, whereas media laws apply to the content of such communication. In addition, competition law is also generally applicable.

Regulatory framework

Publicly available electronic communications services and electronic communication networks are subject to EU and national regulation. (EU legal instruments include Regulations, which are directly applicable and Directives, which need to be transposed into national law.) For Sweden the Electronic Communications Act and related regulations apply.

On December 11, 2018, the European Parliament and the Council of the European Union adopted the EECC. This Directive entered into force on December 20, 2018 and must be transposed into national law by Member States by December 20, 2020. The objectives of this regulation remain comparable to the existing EU Regulatory Framework (definition given below), being (paraphrased): to promote connectivity and access to, and take-up of, very high capacity networks; to promote competition in the provision of electronic communications networks and associated facilities, including efficient infrastructure-based competition; to contribute to the development of the internal market by removing remaining obstacles; and to promote the interests of the citizens of the Union, by ensuring connectivity and the widespread availability and take-up of very high capacity networks, by enabling maximum benefits in terms of choice, price and quality on the basis of effective competition.

The EECC replaces the current “EU Regulatory Framework”, which consists of: the Framework Directive (2002/21/EC †), the Authorisation Directive (2002/20/EC †), the Access Directive (2002/19/EC †), the Universal Service Directive (2002/22/EC †) and the ePrivacy Directive (2002/58/EC), as amended by Directive 2009/140/EC and 2009/136/EC (the “Amendment Directives”). In addition, the Competition Directive (2002/77/EC) is generally also considered to be a material to the functioning of that framework. With the entry into force of the EECC, the directives marked with (†) have been repealed with effect from December 21, 2020.

During negotiations on the EECC, the institutions agreed to limit the price that providers may charge on consumers for calls made from the home country in the EU to another country in the EU (the “Intra-EU Regulation”), which can have a negative impact on us. The Intra-EU Regulation was included in the RLAH Regulation (definition given below) and will become applicable from May 15, 2019 onward.

Furthermore, the European Commission has set out to impose a single maximum Union-wide mobile voice termination rate and a single maximum Union-wide fixed voice termination rate, based on the obligation created in the EECC to do so. The rates will be set taking into account the weighted average of efficient costs in fixed and mobile networks across the EU. The Commission is currently performing the analysis, with a view to impose the rate before December 31, 2020. The rates are imposed on any provider of mobile voice termination or fixed voice termination services, respectively, in any Member State.

Moreover, the EU legislature has passed regulations regarding roaming and net neutrality. In particular, Regulation (EU) 2015/2120 whose aim is to abolish roaming charges (the “RLAH Regulation”) and lay down measures concerning open internet access. Further, the Radio Equipment Directive (2014/53/EU), implemented into through the Swedish Radio Equipment Act which entered into force on June 13, 2016, introduced rules on making available on the market and putting into service in the Union of radio equipment.

In this context, it should also be mentioned that the GDPR, which has applied since May 25, 2018, and which introduced key changes to the processing of personal data and the free movement of such data. Further, the European Commission currently aims at updating the legal framework on ePrivacy and introduced a draft proposal for a Regulation during January 2017, replacing the ePrivacy Directive (mentioned above). The proposal aims, inter alia, to strengthen the confidentiality of communications conveyed via electronic communications networks and services, and limit the processing of the content of those communications and their related metadata. The European Parliament has adopted a report on this proposal which includes amendments to the proposal. The European Council is still negotiating and it is unclear when a common position will be reached between the Member States. If the European Council reaches a common position, negotiations between the European Parliament, the European Council and the European Commission shall determine the final text of the legislation.

In Sweden, the EU framework is mainly implemented through the Electronic Communications Act. The Electronic Communications Act contains provisions regarding, among other things, (i) the establishment and powers of a regulatory authority; (ii) notification and license requirements; (iii) access to and interconnection of electronic communications networks; (iv) procedures for assessing significant market power; (v) consumer rights; and (vi) processing of personal data. In addition, the regulatory authority, PTS, has issued regulations which contain further and more detailed provisions in respect of and in addition to certain sections of the Electronic Communications Act.

For the purpose of implementing the Amendment Directives into Swedish law, certain amendments to the Electronic Communications Act took effect on July 1, 2011 (the “Amendments to the Electronic Communications Act”). In addition to changes to EU legislation, the Electronic Communications Act is amended on an on-going basis due to changes in Swedish political priorities. As noted above, changes in the Electronic Communications Act will be made as a result of the adoption of the EECC. A first proposal of changes is expected to be circulated for public consultation by the Swedish Ministry of Enterprise during the first half of 2019.

The regulatory and supervisory authority

PTS is an independent governmental authority responsible for the regulation and supervision of the Swedish electronic communications market. PTS has various powers with respect to the enforcement of the Electronic Communications Act and regulations through e.g. orders and conditional fines.

The Electronic Communications Act authorizes PTS to, among other things, order operators to grant third-party access to markets where there is lack of competition. In such cases, PTS will carry out a market analysis, identify operators with SMP, and analyze suitable remedies that may be imposed to enhance competition.

Decisions by PTS may be challenged before the Administrative Court in Stockholm (Förvaltningsrätten i Stockholm), as the court of first instance, and appealed to the Administrative Court of Appeal in Stockholm (Kammarrätten i Stockholm), which is the final court of appeal.

In January 2018, PTS submitted a legislative proposal to the Swedish government, where it proposed it should be empowered to, in case of breach of telecommunication regulations, among other things, impose fines up to 10 percent of a company’s annual turnover. At the time of writing, it is unclear if and when the proposed amendments will enter into force.

Notifications and licenses

The provision of electronic communications networks and electronic communications services do not require any licenses from PTS. However, operators that provide publicly available communication networks and publicly available electronic communications services must notify PTS prior to the commencement of business activities. Operators subject to a notification requirement must pay certain fees to PTS, the calculation of which is based on the operator’s annual turnover.

The use of radio frequencies and telephone numbers from the national numbering plan on the other hand, requires a license from PTS. In cases of shortage of frequencies, licenses are awarded by PTS in a public tender process, auctions or “beauty contests”. PTS may also grant permission to trade licenses. In the most recent decision from PTS, licenses have been awarded on a technology neutral basis, i.e., it has not been a prerequisite that the license be used for a specific technology.

Access to radio frequencies, i.e. spectrum, is vital in order for us to conduct a substantial part of our business. A failure to obtain a spectrum license, as well as the award of such license to one of our competitors would increase the competition we face in the provision of mobile services, and may have significant consequences for us. Granting of licenses to, or amending or revoking of licenses of, us or other parties could adversely affect our business and results of operations.

A spectrum auction may also result in burdensome conditions for the winning bidder. Examples of conditions which could have adverse effects are comprehensive coverage obligations, short time limits and excessive technical conditions. Preparations for spectrum auctions may be time consuming and extended. The timing and terms of spectrum auctions in different countries may vary and impact the number of participants and winning bidders. If any of these risks were to materialize, it could have a material adverse effect on our business, financial condition and results of operations.

Numbers and number portability

Under the Electronic Communications Act, an operator must ensure that subscribers can retain his or her telephone number when changing to another service provider (“porting”). Following amendments to the Electronic Communications Act, this requirement has become more stringent such that the porting of numbers and subsequent activation of numbers must be carried out within the shortest possible time and that, under all circumstances, a new number must be activated within one working day from the date a subscriber signs an agreement to port a number to a new operator. In the case of delay or the prevention of porting, a subscriber will be entitled to compensation from the operator.

PTS is also responsible for the Swedish national numbering plan. PTS assigns telephone numbers to telecommunications network operators and telecommunications service providers. When assigning telephone numbers (for example, local telephone numbers for subscribers or a technical number in order to implement number portability), operators / providers must comply with certain conditions (for example, with regard to the transfer of telephone numbers), as set out in PTS numbering regulation.

Access to and interconnection of electronic communications networks

Access to electronic communications networks can generally be defined as the making available of facilities and/or services to another undertaking, under defined conditions, on either an exclusive or non-exclusive basis, for the purpose of providing electronic communications services. Interconnection, in turn, can generally be defined as the physical and logical linking of public communications networks used by the same or a different undertaking in order to allow the users of one undertaking to communicate with users of the same or another undertaking, or to access services provided by another undertaking. The Electronic Communications Act contains a number of provisions regarding access to and interconnection of electronic communications networks. Key provisions are briefly summarized below.

Under the Electronic Communications Act, operators of public communications networks have an obligation to negotiate interconnection with other parties who intend to provide publicly available electronic communications services. Moreover, an operator with control over subscriber access may be obliged to, at market rates, offer interconnection or to take another necessary measure required for allowing end users to reach each other.

Moreover, PTS can, based on an application from another undertaking, order an operator to, at market rates, share its proprietary wiring inside buildings (up to the first concentration or distribution point where this is located outside the building), where this is justified on the grounds that the duplication of the infrastructure would be economically inefficient or physically impracticable. Further, the Electronic Communications Act empowers PTS to, based on an application from another undertaking, oblige an operator to, at market rates, provide access to the co-location of equipment or other forms of property or equipment sharing for the purpose of protecting the environment, public health, public security or meeting town and country planning.

On April 15, 2014, the European Parliament approved a directive aimed at reducing the costs of deploying high-speed broadband network. In Sweden, the directive has been implemented through the Act on Measures for Deployment of Broadband Networks (Lag om åtgärder för utbyggnad av bredbandsnät) which entered into force on July 1, 2016. The directive provides, that Member States shall ensure that, upon written request of an undertaking providing, or authorized to provide, public communications networks, any network operator has the obligation to meet all reasonable requests for access to its physical infrastructure under fair and reasonable terms and conditions, including price, with a view towards deploying elements of high-speed electronic communications networks.

As a network owner, we may be made subject to requests and obligations such as the ones outlined above.

In addition, and as described immediately below, operators who are considered to have SMP may be made subject to further obligations.

Obligations for operators with significant market power

As mentioned above, PTS is responsible for the supervision of the Swedish electronic communications market, which includes the identification of operators with SMP. A key element in PTS’ assessment is the determination of certain market definitions, which set out the boundaries of each relevant market that may be subject to ex ante regulation, and market analyses procedures related thereto. PTS’ market analyses and decisions on significant market power as well as on obligations for operators with significant market power shall be revaluated every three years.

PTS’s market analyses must be carried out based on the EC’s recommendation regarding the product and service markets in the electronic communications sector that should be subject to access regulation due to lack of competition (the “Recommendation”). On February 14, 2018, the EC published drafts of revised SMP Guidelines and its accompanying Explanatory Note. On April 27, 2018, the EC presented a new proposal to revise SMP Guidelines for national regulators, taking into account a public consultation running from March to June 2017, an external study, and an opinion of the Body of European Regulators for Electronic Communications (“BEREC”). Although amendments to the Guidelines do not entail any automatic amendment to the Recommendation, any future amendment to the Recommendation will affect PTS’ future market analyses.

In addition to the markets set out in the Recommendation, PTS may also determine that other markets should be subject to access regulation. In order to impose access regulations on such other markets, PTS must conclude that high and non-transitory barriers to entry exist, that there is no tendency towards enhanced competition and that general competition laws are not sufficient to remedy the lack of competition on the relevant market. Moreover, according to the proposed SMP Guidelines, PTS must, inter alia, consider the fact that product substitutability between different services may arise through OTT and converged technologies when defining the relevant product market. Bundled products have also been included in the non-exhaustive criteria to assess the market power of an undertaking. In 2016, PTS concluded that the market defined as “broadcasting transmission services to deliver broadcast content to subscribers on the wholesale level” (Former Market 18 under the Recommendation, but removed from the Recommendation in 2007), should continue to be subject to access regulation on the Swedish market nationwide. However, PTS decided to deregulate the market for wholesale central access (Market 3b under the Recommendation) in 2015.

The Access Directive and Electronic Communications Act include an exhaustive list of obligations that PTS may impose on operators of public electronic communication networks with significant market power. Imposed obligations shall be based on the nature of the problem identified, proportionate and justified. PTS may impose obligations for a provider with SMP status to (i) publish a reference offer; (ii) apply non-discriminatory terms and conditions; (iii) separate accounts in relation to specified activities related to interconnection and/or access; (iv) meet reasonable requests for access to, and use of, specific network elements and associated facilities, e.g., provision of specified services on a wholesale basis for resale by third parties; and (v) apply a cost recovery mechanism or cost oriented pricing for specific types of interconnection and / or access. In exceptional cases, PTS may also impose on vertically integrated operators an obligation (i) to grant access and (ii) an obligation to organisationally separate the business units to which the obligation relates (functional separation) in such a manner that the businesses are run as independent business units and, in particular, ensure the aim of non-discrimination and transparency. PTS may also prohibit an operator with SMP to charge excessive access prices for its services.

A vertically integrated operator may also be ordered to functionally separate its network operations from its retail operations, although this is considered a “measure of last resort” and has never been imposed by PTS thus far.

The table below illustrates the markets currently regulated by PTS as well as the corresponding markets in the Recommendation. As indicated in the table, PTS’ market designations do not fully match the designations in the Recommendation.

Currently regulated by PTS (Sweden)	Recommendation
Call termination on individual public telephone networks provided at a fixed location (Market 1)	Wholesale call termination on individual public telephone networks provided at a fixed location (Market 1)
Call termination on mobile networks (Market 2)	Wholesale voice call termination on individual mobile networks (Market 2)
Wholesale local access provided at a fixed location (Market 3a)	Wholesale local access provided at a fixed location (Market 3a)
N/A (Wholesale central access was deregulated by PTS in 2015)	Wholesale central access provided at a fixed location for mass-market products (Market 3b)
N/A (High-quality access was deregulated by PTS in 2017)	Wholesale high-quality access provided at a fixed location (Market 4)
Wholesale broadcasting transmission of national analogue terrestrial radio to end-users in Sweden and in the terrestrial network	N/A (Former Market 18 under the Recommendation, but removed by the Commission in 2007)

Tele2 is currently considered to have SMP on Market 1 and Market 2.

Regulated markets in Sweden

Market 1: Call termination at fixed location

In line with its previous decision in 2009, PTS, in 2017, concluded that within Market 1, all network operators connecting calls to their subscribers should be considered to have SMP, on the basis that each individual network is considered a separate market where the owner/service provider enjoys a monopoly in terminating calls. PTS has imposed a number of obligations on the operators within Market 1 in an effort to prevent behavior that could restrict competition.

We continue to be considered to have SMP in Market 1, and will be subject to access regulation within that market. We are thus be obliged to:

•                                          comply with reasonable requests from other operators, requesting call termination to their subscribers;

•                                          deal with requests from other operators in a non-discriminatory manner allowing the requesting operators to use the network in an efficient way; and,

•                                          apply a fair and reasonable price for call termination. PTS has stated that the price will be deemed fair and reasonable where it is not higher than the cost-oriented price that Telia Company may charge for call termination/origination. The cost for the call termination is calculated by the use of a long run incremental cost, or LRIC, model produced and updated each year by PTS. The prices may not exceed the prices set out in Annex 2 to PTS’ decision. In September 2018, PTS decided on a new LRIC model based on a Bottom-Up LRIC, or BULRIC, approach. The application of the new BULRIC model has implied lower prices on fixed call termination. More, as noted above, during 2018, the European Commission initiated the development of a new EU-wide LRIC model which will calculate a EU-wide cost-oriented price for fixed call termination (“Fixed Euro Rate”) (i.e. the same cost-oriented price for fixed call termination will be applied in all EU member states). The European Commission’s aim is to impose the Fixed Euro Rate before December 31, 2020. The imposition of the Fixed Euro Rate might affect our future costs and revenues.

Market 2: Call termination on mobile networks

In 2016, PTS concluded that Tele2 has SMP in Market 2. We continue to be considered to have SMP in Market 2, and will be subject to access regulation within that market. We are thus obliged to, among other things:

•                                          comply with reasonable interconnection requests from other operators, including direct interconnection of communications networks at technically and economically reasonable costs;

•                                          offer mobile call termination on our network at cost oriented prices based on PTS’ LRIC model;

•                                          apply non-discriminatory conditions, i.e. apply equivalent conditions in equivalent circumstances and not favour its own subsidiaries or partners; and,

•                                          publish a reference offer.

As noted above, during 2018, the European Commission initiated the development of a new EU-wide LRIC model which will calculate a EU-wide cost-oriented price for mobile call termination (“Mobile Euro Rate”) (i.e. the same cost-oriented price for mobile call termination will be applied in all EU member states). The European Commission’s aim is to impose the Mobile Euro Rate before December 31, 2020. The imposition of the Mobile Euro Rate might affect the Enlarged Tele2’s future costs and revenues.

Market 3a: Wholesale local access provided at a fixed location

In 2015, PTS concluded that within Market 3a (wholesale local network infrastructure access)) Telia Company had SMP and therefore required Telia Company, including its subsidiaries (Skanova AB among others), on a nationwide basis, to grant third parties access to its copper and fiber based access network. The intention of PTS is to enable competitors to set up their own products and access bitstream services, i.e. high speed access in an already existing/Telia Company’s local access network, with the aim of strengthening the competitors that depend on the infrastructure of Telia Company and thereby enhance competition.

PTS further concluded that the market for hybrid-fiber coaxial technology, i.e., cable television, should not be considered as part of Market 3a, since neither full nor shared access to cable TV networks meets the distinctive features of wholesale local access to network infrastructure. Consequently, cable television is not included in the access regulations in force on Market 3a.

In its 2015 decision concerning Telia Company for Market 3a, PTS determined the relevant retail and wholesale markets to correspond to the existing regulation from 2010, that the market shall be national and finally that Telia Company will remain an operator with SMP. However, based on EC recommendation on “consistent non-discrimination obligations and costing methodologies to promote competition and enhance the broadband investment environment” dated September 11, 2013, PTS decided to implement Equivalence of Inputs (EOI) obligations regarding fiber access and, after ensuring compliance of those obligations by Telia Company, remove price regulation on fiber access on December 1, 2016. An EOI obligation requires an operator with SMP to make available exactly the same access to products externally and internally over the same ordering and information system and on the same terms. An EOI obligation requires an operator with SMP to make significant adaptions to its ordering and information system. It is likely more costly for the SMP operator to apply EOI than a less restrictive non-discriminating obligation. On December 1, 2016, a new obligation of “economic replicability” came into force, in addition to the already existing EOI-obligation, implying that Telia Company, when providing access to its fiber network to other operators, shall apply prices that enable operators to compete with Telia Company at the retail level. In June 2017, PTS concluded that Telia Company’s prices were economically replicable and therefore decided that it was not necessary to impose any further obligations on Telia Company.

Telia Company’s pricing of wholesale local copper access on Market 3a is still subject to cost-oriented price regulation. The cost for wholesale local copper access is calculated by the use of a long run incremental cost, or LRIC, model produced by PTS. In September 2018, PTS decided on a new LRIC model based on a Bottom-Up LRIC, or BULRIC, approach. The application of the new BULRIC model has implied marginally higher prices on wholesale local copper access. We have appealed PTS’s decision on the new BULRIC model as regards the cost-oriented price on wholesale local copper access. The appeal is being processed by the Administrative Court of Stockholm.

Access to Telia Company’s networks in equal terms with Telia Company is an important prerequisite for other operators in order to compete with Telia Company with broadband services offerings to consumers. With recent years’ development regarding fiber expansion to residential districts, demand for such services has increased considerably. It is therefore crucial that Telia Company offers network access to other operators on equal terms with its own retail arm, such as ourselves, in order to ensure effective competition on the market for broadband services. A possible deregulation of the market and/or a discriminatory application of Telia Company’s obligations may constitute a risk to our operations.

Market for broadcasting transmission services to deliver broadcast content to subscribers on the wholesale level

In 2016, PTS concluded that the terrestrial broadcaster Teracom has SMP. PTS has required Teracom to grant access for the broadcasting of such radio and television as may be received by subscribers free of charge and to apply cost-oriented prices (based on fully distributed cost) for the service upon any reasonable request from a holder of a broadcasting license.

Possible future regulation

PTS is currently considering new SMP decisions for Markets 3a and 3b, which it intends to issue in 2019. In 2018, PTS published the first formal drafts of SMP decisions regarding Markets 3a and 3b and conducted a public consultation regarding the draft decisions.

As regards Market 3a PTS proposed a retail market delineation based on fiber based access and cable networks on the one hand, and copper based access networks on the other. The fiber and cable based retail market was further proposed to be divided into SDU and MDU submarkets.  On the wholesale level, PTS proposed a delineation of Market 3a based on fiber based access on the one hand, and copper based access networks on the other. On both the fiber and copper based wholesale markets, PTS found that Telia Company still has SMP status.

As regards Market 3b, PTS concluded that market development hasn’t given PTS any reason to reconsider its decision to deregulate Market 3b. As such, PTS proposed that Market 3b should not be subject to any regulations.

The exact scope of PTS’ new SMP decision for Markets 3a and 3b is still unclear, and a second round of formal drafts are expected during the first half of 2019.

The outcome of PTS’ assessment, be it regulation or deregulation, with regard to Markets 3a and 3b may affect our possibility to access necessary networks as well our possible obligations to grant access. For instance, in the case of deregulation, Telia Company may not provide physical access or raise prices of continued provision of physical access which may have a negative impact on our abilities to offer services on fiber based networks.

Consumer rights

Pursuant to the Electronic Communications Act, we must comply with various provisions for the special protection of end-users (subscribers) regarding, among other things, the content of agreements, which must include inter alia: (i) the identification of the service provider; (ii) a description of services; and, (iii) the quality of services. In addition, general consumer protection laws must be complied with when providing services to consumers.

For the purpose of strengthening consumers’ rights, the Amendments to the Electronic Communications Act provide, inter alia, that operators providing electronic communications services to consumers must offer end-users the possibility to subscribe to a contract with a maximum term of 12 months and contracts concluded between consumers and operators providing electronic communications services must not have an initial commitment period exceeding 24 months.

Furthermore, the Electronic Communications Act was amended on May 1, 2014, providing, inter alia, a limitation of the notice period to 1 month for contracts concluded between consumers and providers of electronic communications services. Previous standard practice for most operators was 3 months’ notice period. The amendment also entails an obligation for operators providing publicly available electronic communications service that have entered into an agreement with a consumer about subscriptions with a fixed period, coupled with the provision of terminal equipment, to remove operator locks free of charge and without delay upon the request of the consumer at the end of the introductory period.

Operators must also comply with the requirements stipulated in the Distance Contracts Act (SFS 2005:89 the “DCA”) when canvassing by telephone. According to recently approved amendments to the DCA, which will enter into force on September 1, 2018, a contract concluded through telemarketing is only valid once the consumer, after the call, has signed a written agreement, thereby accepting the operator’s tender for services, which may be effected by email, mail or text message.

Processing of personal data and privacy issues

Each provider of electronic communications services must maintain “communication privacy”. This means that the content and detailed circumstances of communication, in particular the fact whether or not a person is or was engaged in a communication activity, must not be disclosed to third parties. In addition, each operator must protect the personal data and traffic data of subscribers and users in connection with the collection and processing of such data.

Each provider of electronic communications services must make appropriate technical arrangements or take other measures in order to protect the privacy of personal and traffic data and data processing systems against unauthorized access. A provider of electronic communications services must notify any unlawful transfer or leakage of processed traffic data to individuals affected by such transfer or leakage.

On April 27, 2016, the European Parliament adopted the GDPR. The GDPR has introduced key changes to processing of personal data, including: increased territorial scope (extra-territorial applicability of the GDPR); strengthening of national data protection authorities and the introduction of two levels of penalties (first, up to €10 million or up to 2 percent of the company’s global annual turnover of the previous financial year, whichever is higher; second, up to €20 million or up to 4 percent of the company’s global annual turnover of the previous financial year, whichever is higher); and, strengthened conditions for consent. The GDPR came into force on May 25, 2018.

As already mentioned, the European Commission proposed a draft to update the legal framework on ePrivacy. Key points for the regulation include to create a level playing field for high protection of privacy for all electronic communications, including over-the-top communications services (e.g. Gmail, WhatsApp, Facebook Messenger and Skype); guaranteed confidentiality of communication, and strong safeguards against processing communications content and metadata (e.g. time of a call and location); and, more effective enforcement with higher fines.

The Electronic Communications Act requires network operators and service providers to conduct their operations in such a manner that court decisions regarding the interception and monitoring of electronic communications may be executed without being disclosed and that the content of and information about the intercepted communication is made available to certain authorities, e.g the police and prosecution authorities, in an easy manner. Operators are entitled to request reasonable compensation for such assistance.

As regards data retention, the Swedish government published its Official Report SOU 2017:75 (Sw: Datalagring — brottsbekämpning och integritet) in October 2017. The report proposes a reformed retention obligation, a prohibition of retention outside Sweden and an advanced review of decisions pursuant to the Act (2012:278) on Acquiring Information about Electronic Communication in the Law Enforcement Agencies’ Intelligence Activities. The proposals are based on the interpretation of EU law by the Court of Justice of the European Union (CJEU) in its Tele2 judgment (C-203/15), according to which generalized and indiscriminate surveillance is not permissible under EU law.

The proposals stipulate that access to retained traffic and location data should be given only for prevention of serious crime. ‘Serious crime’ refers to the categories of crime for which secret surveillance of electronic communications is currently permitted and also for retrieval of data on electronic communications in the law enforcement agencies’ intelligence activities. A government bill based on the proposals in the report is expected during 2019.

In November 2017, the Swedish government published its Official Report 2017:89 (Sw: Hemlig dataavläsning — ett viktigt verktyg i kampen mot allvarlig brottslighet), in which the government proposes that law enforcement authorities should be empowered to secretly view and take part of information conveyed through electronic communications services.

The on-going reforms may cause additional compliance costs due to new equipment, personnel and/or routines which may be required in our operations. More, the new penalty provisions included in the GDPR raise the overall risks associated with non-compliance of privacy rules.

Net neutrality

The concept of network neutrality is based on the principle that all Internet traffic should be treated equally regardless of sender, recipient, platform or content. Network neutrality also includes transparency aspects regarding, inter alia, operators’ traffic management and agreements with end customers. Provision on net neutrality are found in Regulation (EU) 2015/2120 laying down measures concerning open internet access, which entered into force on April 30, 2016.

National Regulatory Authorities (NRAs) have the powers and the obligation to assess traffic management, commercial practices and agreements and to effectively enforce the Regulation. NRAs also have to ensure that the quality of the internet access service reflects advances in technology. They are empowered to set minimum quality of service requirements on Internet access providers and other appropriate measures to ensure that all end-users enjoy an open Internet access service of good quality. On August 30, 2016, BEREC, in close cooperation with the EC and after having consulted stakeholders, issued guidelines for the implementation of the obligations of NRAs in order to contribute to the consistent application of the Regulation. Although the guidelines are not legally binding, they help NRAs to assess inter alia agreements and commercial practices and “specialized services” against a common benchmark, and to reach consistent decisions and enforcement actions.

According to Article 5 of the Regulation, NRAs have to closely monitor and ensure compliance with the provisions on open internet. NRAs are requested to publish annual reports and share these with the Commission and BEREC. The first set of reports covers the first 12 months of applicability of the open internet rules, i.e. from end of April 2016 to end of April 2017.

The Swedish market for internet access services is characterized by good accessibility for end users both in terms of fixed and mobile broadband. Furthermore, the end users’ availability of the latest technologies and most future proof access forms, fiber and 4G technology (LTE) is relatively good. Market players are investing in order to meet increasing demand for higher bandwidth and transmission speed.

Net neutrality is particularly relevant in relation to so-called “zero-rating services”. Zero-rating is a contractual model, in which data usage of certain applications or services (selected by the operator) are not counted against the monthly contracted data volume included in the subscription for the internet access service. Even though zero-rating is not formally prohibited by Regulation 2015/2120, a zero-rated offer may be unlawful if it implies that certain internet traffic is treated unequally. Business models with zero-rating offers are currently not provided for fixed internet access services. On the Swedish mobile market, PTS has investigated zero-rating offers from Telia Company and Tre. While the investigation of Tre’s offer was written-off, the investigation against Telia Company resulted in an order to amend the offered zero-rated services. Telia Company appealed PTS’ decision to the Administrative Court in Stockholm. In September 2018, the Administrative Court in Stockholm rejected Telia Company’s appeal. Telia Company has not appealed the decision of the Administrative Court in Stockholm.

There are still uncertainties surrounding net neutrality regulations, as they have only been in force for a few years. PTS’ future application of the net neutrality provisions can affect and / or limit, our future offers.

Roaming

Since the entry into force of Regulation (EU) 2015/2120 and RLAH on June 15, 2017, customers now pay domestic prices, irrespective of where they are travelling in the EU for phone-calls, SMS and mobile internet. If a customer has unlimited calls and SMS, they will get unlimited calls and SMS when roaming in the EU. However if a person has unlimited mobile data or very cheap mobile data at home, the operator may apply a safeguard (fair use) limit on data use while roaming. If so, the operator will have to inform the customer in advance about such a limit and alert them when they reach this limit.

The EU rules ensure that such a roaming data limit should cover the normal usage patterns of most travelers. If a person reaches the limit, they can continue to use data roaming for a very small fee. As long as customers travel periodically and spend more time in the home country than abroad over any 4-month period, they can fully benefit from Roam Like at Home. If a customer gets charged extra, the customer should first contest those charges with the operator, who should have a complaints procedure in place. If the operator persists, the customer should refer to the national telecoms regulator, who will settle the case.

The industry is expected to see continued downward revenue pressure because of the removal of roaming surcharges. For more information, see Item 5.D “Operating and Financial Review and Prospects —Trend Information”.

Media regulation

The aim of Swedish media policy is to support freedom of expression, diversity and the independence of and accessibility to mass media, as well as to combat harmful elements in mass media.

The Audiovisual Media Services Directive (2010/13/EU) was transposed into Swedish law by the Swedish Radio and Television Act, which entered into force on August 1, 2010 (the “Radio and Television Act”). The Radio and Television Act covers all audiovisual media services and includes provisions regarding advertisement technologies, provisions for license obligations and on license transfers for broadcasting radio and television programs.

The Swedish Press and Broadcasting Authority (Myndigheten för press, radio och TV) (the “SBA”) is the governmental authority for the broadcasting market. The SBA grants licenses for broadcasting services, designates local cable broadcasting companies, issues regulations on television standards and exercises a supervisory role in this area. The SBA also monitors developments in the media field.

Broadcasting of television and radio via cable, IP-networks or satellite is not subject to any license requirements. Broadcasting via cable (except for mere retransmission) and, under certain circumstances, satellite broadcasting must be registered with the SBA. The provision of VoD services requires registration with the SBA.

Broadcasting of radio and television via the digital terrestrial network (DTT) requires a license from the SBA. The SBA charges the applicant for a permit to broadcast TV, searchable text TV and digital commercial radio and a notification fee equal to the SBA’s costs for processing the matter as well as fees governing consents to the transfer of such licenses.

The Swedish TV market is characterized by a rapid fiber build-out resulting in a significant overbuild between infrastructures while guaranteeing consumer choice regarding TV services as well as shifting the balance away from legacy technologies such as DTT and DTH. Moreover, the fiber build-out has spurred and contributed to the rapid development of so-called Over-the-top-services (“OTT services”), i.e. media distribution practices that allow a streaming content provider to sell audio, video, and other media services directly to the consumer over the internet via streaming media as a standalone product, sidestepping telecommunications, cable or broadcast television service providers that traditionally act as a controller or distributor of such content. The fact that OTT services allow consumers and broadcasters alike to bypass traditional TV distributors brings an additional competitive constraint to bear on the latter.

An owner or operator of a fixed electronic communications network, such as ourselves, which is used for public broadcasting of television in Sweden, must broadcast public service channels, i.e., SVT1 and SVT2, SVT24, Kunskapskanalen and Barnkanalen free of charge for the end customer. In general, television channels acquire the relevant licenses and pay all copyright fees for the broadcast content that are necessary for a network operator to distribute the channels via different platforms, including cable and IP television.

Disclosure pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 (ITRA)

During 2018, we conducted limited business in Iran that can be qualified as dealings relating to the “government of Iran” as defined by Section 13(r) to the Securities Exchange Act of 1934. These dealings all relate to the offering of our telecommunications services to our customers based outside Iran. Tele2 AB and its subsidiaries have relationships with telecommunications operators in Iran. Those Iranian telecommunications operators are, in certain cases under partial ownership of, or may be perceived to be under direct or indirect control of the Iranian government.

Tele2 has indirect relations with Iranian operators for the purpose of interconnection (a link between telecommunications operators for the purpose terminating voice calls and messaging services (SMS and MMS) and data packages, originating from Tele2 customers or other subscribers connected to Tele2 networks, to customers of or endpoints connected to network operators in Iran, or other subscribers connected to a network in Iran, and vice versa), where third parties (carriers) provide the interconnection required between Tele2 and Iranian operators. The costs for Tele2 to terminate services in Iran in 2018 was approximately EUR 600,000 for calls and EUR 5,405 for SMS, while the gross revenues for Tele2 for terminating services from Iran on its own networks in 2018 was approximately EUR 600,000 for calls and EUR 5,900 for SMS messages (approximately 0.03 percent of total revenue); resulting in approximately EUR 500 net profit.

Tele2 provides retail mobile roaming services to its customers who may be connected to a network in Iran. To this end, Tele2 has concluded direct agreements with Iranian mobile operators; the costs paid to Iranian operators during 2018 were approximately EUR 23,000 while the gross revenues for Tele2 from providing retail mobile roaming services to its non-Iranian customers while roaming in Iran in 2018 was approximately EUR 199,000 (approximately 0.008 percent of total revenue); resulting in approximately EUR 176,000 net profit.

Tele2 provides wholesale mobile roaming services to Iranian operators to enable their customers to roam on Tele2 networks when present in our countries of operation. To this end, Tele2 has concluded direct agreements with Iranian mobile operators. The interconnection costs to provide these services were approximately EUR 4,000 while the gross revenues received from Iranian operators pursuant to these wholesale mobile roaming agreements during 2018 were approximately EUR 13,000; resulting in approximately EUR 9,000 net profit.

Tele2 intends to continue these interconnection and roaming services.

GRI Standards Indicators

The eight indicators that are considered to be the most relevant for our stakeholders are presented below. These indicators are based on an independent reporting framework developed by the Global Reporting Initiative (GRI). The full GRI Index with all indicators material to our business are presented in the Sustainability Report filed on form 6-K.

Confirmed incidents of corruption and actions taken (GRI 205-3)

We had no incidents of corruption reported, no incidents in which employees were dismissed or disciplined for corruption reported, and no incidents when contracts with business partners were terminated or not renewed due to violations related to corruption reported during the year, nor the previous year. Furthermore, there have not been any public legal cases regarding corruption brought against us or our employees reported during the year, nor the previous year.

We do not report on fraud committed against us under this indicator. Attempts to defraud telecommunications companies through their services are common, and we believe we have adequate measures in place to mitigate those attempts. Reporting figures on telecommunications fraud would create a skewed perspective and distract from more material cases of corruption if they were to occur. Tele2 Kazakhstan has discovered two cases in which employees tried to defraud the company, in one case with help of a business partner. Since these attempts were discovered through our controls processes early, the attempts were unsuccessful. Nonetheless, we dismissed the employees involved and permanently ended our relations with the business partner involved.

Legal actions for anti-competitive behavior, anti-trust, and monopoly practices (GRI 206-1)

One (2017: zero) legal action pending or completed was identified during the reporting period regarding anti-competitive behavior and violations of anti-trust and monopoly legislation in which the organization has been identified as a participant. This regards an injunction from the national competition authority in Kazakhstan to stop a comparative advertising practice. We have complied with the order and have not appealed the decision from the authority.

In the previous year we mentioned (but did not include in the reporting figures) two cases that were in the early stages of an investigation. In April 2017, representatives from the European Commission raided the offices of the four Swedish mobile operators, including us, over concerns of possible anti-competitive cooperation between operators so as to prevent entry in the mobile market. On October 8, 2018, the European Commission informed us that the investigation had been closed without any further action.

In the other case, a request for information was made in May 2017 by the Latvian Competition Council to all mobile operators in Latvia, including Tele2, investigating price increases after the introduction of Roam Like at Home. In August 2018, the Latvian Competition Council informed us that it had not found any anti-competitive behavior, anti-trust or monopoly practices related to the investigation. The Council issued a recommendation to mobile operators to provide customers more transparency with regards to the costs of using subscriptions abroad. We have followed this recommendation.

Non-compliance with environmental laws and regulations (GRI 307-1)

No significant fines (exceeding €250,000) or non-monetary sanctions for non-compliance with environmental laws or regulations have been reported during the year, nor the previous year.

Diversity of governance bodies and employees (GRI 405-1)

Percentages of individuals within the organization’s governance bodies and of employees per employee category, by gender and by age group, are presented in Note 33.

Incidents of non-compliance concerning the health and safety impacts of products and services (GRI 416-2)

We have had one (2017: one) reported incident of non-compliance with regulations and/or voluntary codes concerning the health and safety impacts of products and services.

The incident occurred in Kazakhstan. It concerned the operation of one base station without the correct permit and resulted in a non-significant fine (approximately €500). The necessary permit was acquired shortly after.

Incidents of non-compliance concerning marketing communications (GRI 417-3)

We have had four (2017: three) incidents of non-compliance with regulations or voluntary codes concerning marketing communication, including advertising, promotions, and sponsorship, during the year. Of these incidents, two (2017: one) resulted in a fine or penalty. All occurrences were non-significant.

•                                          In Estonia, we prepared contracts with consumers by phone. The contracts were finalized and signed at our retail store. The Consumer Protection Board in Estonia ruled that these contracts should be treated as distance contracts, with a 14-day withdrawal period. For not providing this withdrawal period, we were fined €5,900. We have adjusted the process to be in accordance with the requirements.

•                                          In Lithuania, we included incomplete terms and conditions in marketing communications. The communications failed to mention that the offer concerned only applied to new customers. In September we received a €1,000 fine for this infraction. We have amended all relevant communications to be in accordance with the requirements.

•                                          In the Netherlands, two incidents occurred. One was due to inadvertent miscommunication and in the other case terms were insufficiently clarified. In both cases, changes were made to correct these incidents.

Substantiated complaints concerning breaches of customer privacy and losses of customer data (GRI 418-1)

Reported substantiated complaints received during the year, concerning breaches of customer privacy, from outside parties and substantiated by us or from regulatory bodies, as well as reported identified leaks, thefts or losses of customer data discovered by us, are detailed below. Operations that are not listed in the table have not experienced complaints during 2017 and 2018.

	2017			2018
	Total number of substantiated complaints received concerning breaches of customer privacy			Total number of substantiated complaints received concerning breaches of customer privacy
Country	From outside parties and substantiated by Tele2	From regulatory bodies	Breaches of customer privacy discovered by Tele2	From outside parties and substantiated by Tele2	From regulatory bodies	Breaches of customer privacy discovered by Tele2
Sweden	2	—	—	2	—	1
Lithuania	2	—	—	5	—	—
Estonia	—	—	—	2	—	—
Croatia	1	—	—	—	—	—
Germany	—	—	1	—	—	1
Netherlands	11	1	1	15	1	—
Kazakhstan	—	—	—	—	—	1
Total	16	1	2	24	1	3

Non-compliance with laws and regulations in the social and economic area (GRI 419-1)

No significant fines and non-monetary sanctions for non-compliance with laws and/or regulations in the social and economic area have been reported during the year and during the last year.

C.                                    Organizational Structure

See Note 39 to the Consolidated Financial Statements included elsewhere in this Form 20-F.

D.                                    Property, Plants and Equipment

The following table sets forth certain information with respect of the material facilities that Tele2 currently operates and which it believes are of importance to its operations.

Location	Approximate Area (m2)	Ownership	Use of facility
Skeppsbron 18, Stockholm, Sweden	292	Leased	Tele2 Group Head Office
Torshamnsgatan 17, Kista, Sweden	23,329	Leased	Tele2 Sweden Head Office
Plåtvägen 14, Karlskoga, Sweden	4,297	Leased	Office
Navigationsgatan 1A, Malmö, Sweden	2,270	Leased	Office
Upes 23, Vilnius, Lithuania	1,380	Leased	Tele2 Lithuania Head office
Sporto 7A, Vilnius, Lithuania	330	Leased	Main technical site
Juozapaviciaus 13, Vilnius, Lithuania	52	Leased	Back-up technical site
Delu 5, Riga, Latvia	2,091	Leased	Tele2 Latvia Head office
Blekinsalas 9, Riga, Latvia	957	Leased	Office
Zakusalas krastmala 1, Riga, Latvia	42	Leased	TV tower
Jöe 2A, Tallinn, Estonia	2,196	Leased	Tele2 Estonia Head Office
Kadaka str 42, Tallinn, Estonia	518	Leased	Office and equipment room
Kloostrimetsa 58A, Tallinn, Estonia	61	Leased	TV tower and equipment room
101, Tole Bi str., Almaty city, Kazakhstan	6,667	Leased	Tele2 Kazakhstan Head office
272, Gagarin str., Almaty city, Kazakhstan	5,200	Freehold	core network site
31, Abay str., Astana city, Kazakhstan	273	Leased	core network site
4, Tynybayev str., Shymkent city, Kazakhstan	170	Leased	core network site
41a, Yeset Batyr str., Aktobe city, Kazakhstan	385	Leased	core network site
Ulica grada Vukovara 269D, Zagreb, Croatia	2,034	Leased	Tele2 Croatia Head office
Savica I. 133, Zagreb, Croatia	20	Leased	core network site
Stockholm, Fleminggatan, Sweden	7,365	Leased	Come Hem Head office; Network operations center
Stockholm, Nacka Strand Cylindervägen, Sweden	970	Leased	Office, Playout Center; Distribution central for TV and Broadband
Stockholm, Magnus Ladulåsgatan, Sweden	900	Leased	Playout Center
Stockholm, Kaknästornet Mörka Kroken, Sweden	150	Leased	Distribution central for TV
Stockholm, Tranebergsvägen, Sweden	300	Leased	Telephony and core systems service site
Stockholm, Finlandsgatan, Sweden	150	Leased	Distribution central for TV and Broadband
Ornsköldsvik, Lasarettsgatan, Sweden	1,850	Leased	Office; Customer service site
Härnösand, Storgatan, Sweden	4,126	Leased	Office, Technology
Sundsvall, Bankgatan, Sweden	1,234	Leased	Office; Customer Service, sales and field service site
Malmö, Axel Danielssons Väg, Sweden	828	Leased	Office, Distribution central for TV and Broadband
Göteborg, Vädursgatan, Sweden	200	Leased	Distribution central for TV and Broadband
Göteborg, Ättehögsgatan, Sweden	429	Leased	Office

Item 4A. Unresolved Staff Comments

Not Applicable.

Item 5.         Operating and Financial Review and Prospects

Overview

The following discussion should be read in conjunction with our Consolidated Financial Statements included elsewhere in this Form 20-F.  The following discussion contains statements of future expectations and other forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, or Section 21E of the Securities Exchange Act of 1934, each as amended, particularly in the sections “— Critical Accounting Policies Using Significant Estimates”, “— Trend Information” and “— Liquidity and Capital Resources”.  Our actual results may differ significantly from those projected in the forward-looking statements. For a discussion of factors that might cause future actual results to differ materially from our recent results or those projected in the forward-looking statements in addition to the factors set forth below, see “Cautionary Note Regarding Forward-Looking Statements” and Item 3. “Key Information — Risk Factors”.  We assume no obligation to update the forward-looking statements or such risk factors.

Critical Accounting Policies Using Significant Estimates

See Note 1 to the Consolidated Financial Statements included elsewhere in this Form 20-F.

A.                                    Operating Results

The results of operations presented below should be reviewed in conjunction with the Consolidated Financial Statements included elsewhere in this Form 20-F. The following table sets forth our consolidated results of operations for the periods shown:

	Year ended December 31,
All amounts in SEK million	2018	2017	2016
Revenue	23,704	21,466	18,131
Cost of services provided and equipment sold	(13,335)	(11,903)	(9,616)
Gross profit	10,369	9,563	8,515
Selling expenses	(3,947)	(3,892)	(3,473)
Administrative expenses	(2,397)	(2,268)	(1,972)
Result from shares in joint ventures and associated companies	9	—	—
Other operating income	196	128	135
Other operating expenses	(480)	(62)	(72)
Operating profit	3,750	3,469	3,133
Interest income	15	11	11
Interest expenses	(327)	(314)	(333)
Other financial items	(66)	(1)	(20)
Profit after financial items	3,372	3,165	2,791
Income tax	(1,762)	(734)	(1,010)
Net profit from continuing operations	1,610	2,431	1,781

Year Ended December 31, 2018 compared to Year Ended December 31, 2017

Revenue

Our revenue increased by SEK 2,238 million (10.4 percent) to SEK 23,704 million for the year ended December 31, 2018 compared to SEK 21,466 million for the year ended December 31, 2017. The increase in revenue was primarily due to the inclusion of Com Hem from 5 November, 2018, higher equipment sales in Sweden and the Baltics, and growth in mobile end-user service revenue in Lithuania and Croatia.

Cost of services provided and equipment sold

Our cost of services provided and equipment sold increased by SEK 1,432 million (12.0 percent) to SEK (13,335) million for the year ended December 31, 2018 compared to SEK (11,903) million for the year ended December 31, 2017. The increase in cost of services provided and equipment sold was primarily due to the inclusion of Com Hem and increased equipment sales.

Selling expenses

Our selling expenses increased by SEK 55 million (1.4 percent) to SEK (3,947) million for the year ended December 31, 2018 compared to SEK (3,892) million for the year ended December 31, 2017. The increase in selling expenses was primarily due to the inclusion of Com Hem.

Administrative expenses

Our administrative expenses increased by SEK 129 million (5.7 percent) to SEK (2,397) million for the year ended December 31, 2018 compared to SEK (2,268) million for the year ended December 31, 2017. The increase in administrative expenses was primarily due to the inclusion of Com Hem and integration costs related to the Com Hem merger.

Result from shares in joint ventures and associated companies

Our result from shares in joint ventures and associated companies increased by SEK 9 million (100 percent) to SEK 9 million for the year ended December 31, 2018 compared to SEK 0 million for the year ended December 31, 2017. The increase in result from shares in joint ventures and associated companies was primarily due to a non-recurring item during the year at Altlorenscheuerhof SA, our 1/3 owned joint venture in Luxembourg.

Other operating income

Our other operating income increased by SEK 68 million (53.1 percent) to SEK 196 million for the year ended December 31, 2018 compared to SEK 128 million for the year ended December 31, 2017. The increase in other operating income was primarily due to higher exchange rate gains from operations.

Other operating expenses

Our other operating expenses increased by SEK 418 million (>100 percent) to SEK (480) million for the year ended December 31, 2018 compared to SEK (62) million for the year ended December 31, 2017. The increase in other operating expenses was primarily due to acquisition costs related to the merger with Com Hem.

Interest income

Our interest income increased by SEK 4 million (36.4 percent) to SEK 15 million for the year ended December 31, 2018 compared to SEK 11 million for the year ended December 31, 2017. The increase in interest income was primarily due to changes in interest rates.

Interest expenses

Our interest expenses increased by SEK 13 million (4.1 percent) to SEK (327) million for the year ended December 31, 2018 compared to SEK (314) million for the year ended December 31, 2017. The increase in interest expenses was primarily due to increased debt levels due to the merger with Com Hem.

Other financial items

Our other financial items increased by SEK 65 million (>100 percent) to SEK (66) million for the year ended December 31, 2018 compared to SEK (1) million for the year ended December 31, 2017. The increase in other financial items was primarily due to cost related to the merger with Com Hem.

Income tax

Our income tax increased by SEK 1,028 million (>100 percent) to SEK (1,762) million for the year ended December 31, 2018 compared to SEK (734) million for the year ended December 31, 2017. The increase in income tax was primarily due to a positive impact from recognition of deferred tax assets in Croatia of SEK 51 million as well as in Germany of SEK 51 million, and a negative impact from impairment of deferred tax assets in Luxembourg of SEK 1,134 million due to a decision to reorganize the operation in Luxembourg in 2020.

Net profit from continuing operations

Our net profit from continuing operations decreased by SEK 821 million (33.8 percent) to SEK 1,610 million for the year ended December 31, 2018 compared to SEK 2,431 million for the year ended December 31, 2017. The decrease in net profit from continuing operations was primarily due to an impairment of deferred tax assets in Luxembourg of SEK 1,134 million due to a change in deferred tax asset values.

Year Ended December 31, 2017 compared to Year Ended December 31, 2016

Revenue

Our revenue increased by SEK 3,335 million (18.4 percent) to SEK 21,466 million for the year ended December 31, 2017 compared to SEK 18,131 million for the year ended December 31, 2016. The increase in revenue was primarily due to the inclusion of the TDC acquisition in Sweden, higher mobile end-user service revenue from customer growth in Kazakhstan, as well as data monetization across the footprint. Revenue was also positively impacted by increased equipment sales in all mobile operations except Kazakhstan.

Cost of services provided and equipment sold

Our cost of services provided and equipment sold increased by SEK 2,287 million (23.4 percent) to SEK (11,903) million for the year ended December 31, 2017 compared to SEK (9,616) million for the year ended December 31, 2016. The increase in cost of services provided and equipment sold was primarily due to the consolidation of the TDC acquisition in Sweden and higher equipment costs in the Baltics and Croatia associated with the increase in equipment sales.

Selling expenses

Our selling expenses increased by SEK 419 million (12.1 percent) to SEK (3,892) million for the year ended December 31, 2017 compared to SEK (3,473) million for the year ended December 31, 2016. The increase in selling expenses was primarily due to the consolidation of the TDC acquisition in Sweden and higher sales and marketing costs in the Baltics and Croatia associated the growth of the revenue base in the Baltics and Croatia.

Administrative expenses

Our administrative expenses increased by SEK 296 million (15.0 percent) to SEK (2,268) million for the year ended December 31, 2017 compared to SEK (1,972) million for the year ended December 31, 2016. The increase in administrative expenses was primarily due to the consolidation of the TDC acquisition in Sweden, partially offset by lower costs in other regions.

Other operating income

Our other operating income decreased by SEK 7 million (5.2 percent) to SEK 128 million for the year ended December 31, 2017 compared to SEK 135 million for the year ended December 31, 2016. The decrease in other operating income was primarily due to lower exchange rate gains from operations and lower sales of non-current assets compared to the year ended December 31, 2016.

Other operating expenses

Our other operating expenses decreased by SEK 10 million (13.9 percent) to SEK (62) million for the year ended December 31, 2017 compared to SEK (72) million for the year ended December 31, 2016. The decrease in other operating expenses was primarily due to lower acquisition costs associated with M&A activity, compared to the year ended December 31, 2016 when we acquired TDC Sweden.

Interest expenses

Our expenses decreased by SEK 19 million (5.7 percent) to SEK (314) million for the year ended December 31, 2017 compared to SEK (333) million for the year ended December 31, 2016. The decrease in interest expenses was primarily due to higher interest income from bank balances and other receivables along with lower interest expense to financial institutions.

Other financial items

Our other financial items decreased by SEK 19 million (95 percent) to SEK (1) million for the year ended December 31, 2017 compared to SEK (20) million for the year ended December 31, 2016. The decrease in other financial items was primarily due to effects from changes in foreign exchange rates of SEK 14 million in 2017 compared to SEK (2) million in 2016.

Income tax

Our income tax decreased by SEK 276 million (27.3 percent) to SEK (734) million for the year ended December 31, 2017 compared to SEK (1,010) million for the year ended December 31, 2016. The decrease in income tax was primarily due to the positive impact of SEK 82 million related to a reassessment of deferred tax assets in Germany for the year ended December 31, 2017. In addition, in 2016, net taxes were negatively impacted by SEK (140) million due to revaluation of deferred tax assets in Luxembourg as a consequence of reduced tax rates in Luxembourg from January 1, 2017

Net Profit From Continuing Operations

Our Net profit from continuing operations increased by SEK 650 million (36.5 percent) to SEK 2,431 million for the year ended December 31, 2017 compared to SEK 1,781 million for the year ended December 31, 2016. The increase in net profit from continuing operations was primarily due to strong revenue growth and lower income tax expense.

Segment Analysis

	Revenue			Adjusted EBITDA
	2018	2017	2016	2018	2017	2016
Year ended or as at December 31	(SEK million)
Sweden Consumer	10,000	8,632	8,507	3,369	2,969	2,782
Sweden Business	6,417	6,425	3,767	1,373	1,383	969
Lithuania	2,430	1,957	1,709	816	651	589
Latvia	1,308	1,178	1,022	474	417	320
Estonia	787	743	695	167	185	172
Croatia	1,937	1,694	1,534	425	93	107
Germany	539	612	708	249	265	276
IoT	200	147	75	(112)	(101)	(64)
Other	152	135	158	(106)	(64)	(32)
Internal sales	(66)	(57)	(44)	—	—	—
Total	23,704	21,466	18,131	6,655	5,798	5,119

Sweden Consumer

Sweden Consumer’s revenue increased by SEK 1,368 million (15.8 percent) to SEK 10,000 million for the year ended December 31, 2018 compared to SEK 8,632 million for the year ended December 31, 2017. The increase in revenue was primarily due to the inclusion of Com Hem from November 5, 2018.

Sweden Consumer’s Adjusted EBITDA increased by SEK 400 million (13.5 percent) to SEK 3,369 million for the year ended December 31, 2018 compared to SEK 2,969 million for the year ended December 31, 2017. The increase in Adjusted EBITDA was primarily due the inclusion of Com Hem from November 5, 2018.

Sweden Business

Sweden Business’s revenue decreased by SEK 8 million (0.1 percent) to SEK 6,417 million for the year ended December 31, 2018 compared to SEK 6,425 million for the year ended December 31, 2017.

Sweden Business’s Adjusted EBITDA decreased by SEK 10 million (0.7 percent) to SEK 1,373 million for the year ended December 31, 2018 compared to SEK 1,383 million for the year ended December 31, 2017. Both revenue and Adjusted EBITDA were broadly flat as growth in mobile revenue largely offset decline in revenue from legacy fixed services.

Lithuania

Lithuania’s revenue increased by SEK 473 million (24.2 percent) to SEK 2,430 million for the year ended December 31, 2018 compared to SEK 1,957 million for the year ended December 31, 2017. The increase in revenue was primarily due to growth in RGUs and migration from prepaid to higher ASPU postpaid subscriptions.

Lithuania’s Adjusted EBITDA increased by SEK 165 million (25.3 percent) to SEK 816 million for the year ended December 31, 2018 compared to SEK 651 million for the year ended December 31, 2017. The increase in Adjusted EBITDA was primarily due to growth in revenue.

Latvia

Latvia’s revenue increased by SEK 130 million (11.0 percent) to SEK 1,308 million for the year ended December 31, 2018 compared to SEK 1,178 million for the year ended December 31, 2017. The increase in revenue was primarily due higher ASPU driven by update of larger data bundles in the customer base.

Latvia’s Adjusted EBITDA increased by SEK 57 million (13.7 percent) to SEK 474 million for the year ended December 31, 2018 compared to SEK 417 million for the year ended December 31, 2017. The increase in Adjusted EBITDA was primarily due to growth in revenue.

Estonia

Estonia’s revenue increased by SEK 44 million (5.9 percent) to SEK 787 million for the year ended December 31, 2018 compared to SEK 743 million for the year ended December 31, 2017. The increase in revenue was primarily due to higher equipment sales.

Estonia’s Adjusted EBITDA decreased by SEK 18 million (9.7 percent) to SEK 167 million for the year ended December 31, 2018 compared to SEK 185 million for the year ended December 31, 2017. The decrease in Adjusted EBITDA was primarily due to a change in mix, with more low-margin equipment revenue and less high-margin end-user service revenue.

Croatia

Croatia’s revenue increased by SEK 243 million (14.3 percent) to SEK 1,937 million for the year ended December 31, 2018 compared to SEK 1,694 million for the year ended December 31, 2017. The increase in revenue was primarily due to growth in RGUs and higher ASPU driven by uptake of larger data bundles.

Croatia’s Adjusted EBITDA increased by SEK 332 million (>100 percent) to SEK 425 million for the year ended December 31, 2018 compared to SEK 93 million for the year ended December 31, 2017. The increase in Adjusted EBITDA was primarily due to the non-recurrence of the 2017 recognition of a provision of SEK 89 million related to doubtful receivables, a retroactive reduction of spectrum fees of SEK 56 million, and growth in revenue.

Germany

Germany’s revenue decreased by SEK 73 million (11.9 percent) to SEK 539 million for the year ended December 31, 2018 compared to SEK 612 million for the year ended December 31, 2017. The decrease in revenue was primarily due to continued decline in demand for legacy services.

Germany’s Adjusted EBITDA decreased by SEK 16 million (6.0 percent) to SEK 249 million for the year ended December 31, 2018 compared to SEK 265 million for the year ended December 31, 2017. The decrease in Adjusted EBITDA was primarily due to the decrease in revenue, though Adjusted EBITDA margin increased due to continued rigorous cost controls.

IoT

IoT’s revenue increased by SEK 53 million (36.1 percent) to SEK 200 million for the year ended December 31, 2018 compared to SEK 147 million for the year ended December 31, 2017. The increase in revenue was primarily due to an increasing customer base.

IoT’s Adjusted EBITDA decreased by SEK 11 million (10.9 percent) to a loss of SEK 112 million for the year ended December 31, 2018 compared to a loss of SEK 101 million for the year ended December 31, 2017. The decrease in Adjusted EBITDA was primarily due to increased costs incurred to support revenue growth.

Other

Other mainly includes the parent company Tele2 AB (publ) and central functions.

Other’s revenue increased by SEK 17 million (12.6 percent) to SEK 152 million for the year ended December 31, 2018 compared to SEK 135 million for the year ended December 31, 2017. The increase in revenue was primarily due to growth in the international carrier business.

Other’s Adjusted EBITDA decreased by SEK 42 million (65.6 percent) to a loss of SEK 106 million for the year ended December 31, 2018 compared to a loss of SEK 64 million for the year ended December 31, 2017. The decrease in Adjusted EBITDA was primarily due to lower income related to services to divested businesses.

Sweden Consumer

Sweden Consumer’s revenue increased by SEK 125 million (1.5 percent) to SEK 8,632 million for the year ended December 31, 2017 compared to SEK 8,507 million for the year ended December 31, 2016. The increase in revenue was primarily due to higher mobile end-user service revenue from strong demand for mobile data and increased equipment sales.

Sweden Consumer’s Adjusted EBITDA increased by SEK 187 million (6.7 percent) to SEK 2,969 million for the year ended December 31, 2017 compared to SEK 2,782 million for the year ended December 31, 2016. The increase in Adjusted EBITDA was primarily due to benefits from the Challenger Program and growth in revenue, partially offset by the negative impact of RLAH.

Sweden Business

Sweden Business’s revenue increased by SEK 2,658 million (70.6 percent) to SEK 6,425 million for the year ended December 31, 2017 compared to SEK 3,767 million for the year ended December 31, 2016. The increase in revenue was primarily due to the consolidation of the TDC acquisition.

Sweden Business’s Adjusted EBITDA increased by SEK 414 million (42.7 percent) to SEK 1,383 million for the year ended December 31, 2017 compared to SEK 969 million for the year ended December 31, 2016. The increase in Adjusted EBITDA was primarily due to benefits from the Challenger Program and consolidation of the TDC acquisition.

Lithuania

Lithuania’s revenue increased by SEK 248 million (14.5 percent) to SEK 1,957 million for the year ended December 31, 2017 compared to SEK 1,709 million for the year ended December 31, 2016. The increase in revenue was primarily due to new price plans for postpaid customers, but also due to a significant share of new smartphone sales.

Lithuania’s Adjusted EBITDA increased by SEK 62 million (10.5 percent) to SEK 651 million for the year ended December 31, 2017 compared to SEK 589 million for the year ended December 31, 2016. The increase in Adjusted EBITDA was primarily due to new price plans for postpaid customers (as new smartphone sales is a low margin business, with minimal Adjusted EBITDA impact), partially offset by the negative impact of RLAH.

Latvia

Latvia’s revenue increased by SEK 156 million (15.3 percent) to SEK 1,178 million for the year ended December 31, 2017 compared to SEK 1,022 million for the year ended December 31, 2016. The increase in revenue was primarily due to the introduction of RLAH price plans and the shift from prepaid to postpaid customers with higher ASPU.

Latvia’s Adjusted EBITDA increased by SEK 97 million (30.3 percent) to SEK 417 million for the year ended December 31, 2017 compared to SEK 320 million for the year ended December 31, 2016. The increase in Adjusted EBITDA was primarily due to revenue growth coupled with disciplined cost management.

Estonia

Estonia’s revenue increased by SEK 48 million (6.9 percent) to SEK 743 million for the year ended December 31, 2017 compared to SEK 695 million for the year ended December 31, 2016. The increase in revenue was primarily due to continued high demand for mobile data services and higher equipment sales.

Estonia’s Adjusted EBITDA increased by SEK 13 million (7.6 percent) to SEK 185 million for the year ended December 31, 2017 compared to SEK 172 million for the year ended December 31, 2016. The increase in Adjusted EBITDA was primarily due to continued high demand for mobile data services, partially offset by competitive pricing environment and the impact of RLAH.

Croatia

Croatia’s revenue increased by SEK 160 million (10.4 percent) to SEK 1,694 million for the year ended December 31, 2017 compared to SEK 1,534 million for the year ended December 31, 2016. The increase in revenue was primarily due to strong growth of mobile end-user service revenue from good uptake of new propositions as well as an increased customer base. In contrast to other markets, RLAH had a positive net effect in Croatia due to high volumes of tourists.

Croatia’s Adjusted EBITDA decreased by SEK 14 million (13.1 percent) to SEK 93 million for the year ended December 31, 2017 compared to SEK 107 million for the year ended December 31, 2016. The decrease in Adjusted EBITDA was primarily due to the recognition of a provision of SEK 89 million related to doubtful receivables, which more than offset otherwise positive EBITDA developments.

Germany

Germany’s revenue decreased by SEK 96 million (13.6 percent) to SEK 612 million for the year ended December 31, 2017 compared to SEK 708 million for the year ended December 31, 2016. The decrease in revenue was primarily due to the strategic shift away from the German market initiated in 2015.

Germany’s Adjusted EBITDA decreased by SEK 11 million (4.0 percent) to SEK 265 million for the year ended December 31, 2017 compared to SEK 276 million for the year ended December 31, 2016. The decrease in Adjusted EBITDA was primarily due to the decrease in revenue, though EBITDA margin increased due to continued rigorous cost controls.

IoT

IoT’s revenue increased by SEK 72 million (96.0 percent) to SEK 147 million for the year ended December 31, 2017 compared to SEK 75 million for the year ended December 31, 2016. The increase in revenue was primarily due to an increase in customers using our IoT services.

IoT’s Adjusted EBITDA decreased by SEK 37 million (57.8 percent) to a loss of SEK 101 million for the year ended December 31, 2017 compared to a loss of SEK 64 million for the year ended December 31, 2016. The decrease in Adjusted EBITDA was primarily due to increased costs incurred to support revenue growth.

Other

Other mainly includes the parent company Tele2 AB (publ) and central functions.

Other’s revenue decreased by SEK 23 million (14.6 percent) to SEK 135 million for the year ended December 31, 2017 compared to SEK 158 million for the year ended December 31, 2016. The decrease in revenue was primarily due to a decline in the international carrier business.

Other’s Adjusted EBITDA decreased by SEK 32 million (100.0 percent) to a loss of SEK 64 million for the year ended December 31, 2017 compared to a loss of SEK 32 million for the year ended December 31, 2016. The decrease in Adjusted EBITDA was primarily due to lower income related to services to divested businesses.

B.                                    Liquidity and Capital Resources

Tele2 considers cash from operating activities as the principal source of cash generation for its businesses. Tele2 also has liquidity available via the public capital markets. As of December 31, 2018 Tele2 believes that it has sufficient cash generation capacity available to fund ongoing operations and capital expenditure.

Financial Resources

Liquidity reserves consist of available cash, undrawn committed credit facilities and committed overdraft facilities. On December 31, 2018, we had available liquidity of SEK 9,520 million (SEK 10,737 million on December 31, 2017, SEK 10,042 million on December 31, 2016). Our financial arrangements are mainly comprised of (i) a EUR 760 million multicurrency revolving credit facility with a syndicate of 10 banks including a swingline facility which was refinanced in 2016. The facility matures in 2024 and has an extension option for one additional year, (ii) a EUR 5 billion medium term note program (the “Program”) under which notes are issued by the Company and guaranteed by Tele2 Sverige Aktiebolag forms the basis for our medium and long term debt issuance in both international and Swedish domestic bond markets. On December 31, 2018 issued bonds under the Program amounted to SEK 20,580 million (SEK 8,534 million on December 31, 2017) (iii) a SEK 5,000 million commercial paper program under which commercial papers are issued by the Company, (iv) a EUR 130 million loan with the Nordic Investment Bank (NIB). In the beginning of 2019, the EUR 130 million loan was replaced by a SEK 2 billion loan from NIB, and (vi) a EUR 125 million loan with the European Investment Bank (EIB). In addition, several account overdraft facilities have been entered into by the Company’s subsidiary Tele2 Treasury AB with a range of international credit institutions as lenders and which in certain instances are guaranteed by the Company.  The Company’s subsidiary Tele2 Sverige Aktiebolag has also entered into a SEK 2,200 million framework agreement for the sale of customer receivables with a relationship bank, under which the bank participates in certain handset receivables held by the Company.

The several sources of debt financing used by us are subject to a range of customary covenants relating to, inter alia, financial reporting, change of control, restrictions regarding acquisitions, sale of assets and other forms of asset disposals, the granting of security and incurrence of additional financial indebtedness, insurances, mergers, restrictions regarding change of business and financial covenants requiring that certain key financial ratios are maintained. It should be noted that a majority of the financing documents include cross-default provisions that entail that debt will fall immediately due if events of default occur under other financing arrangements to which the Company or other relevant members of the Group are party. In most cases there are threshold amounts that must be exceeded in order for the cross-default provisions to be triggered.

Cash Flows

The following table sets forth our consolidated cash flows for the periods presented:

	Year ended December 31,
	2018	2017	2016

Cash from operating activities	5,160	5,732	5,016
Cash from (used for) investing activities	(9,809)	(2,532)	(6,662)
Cash from (used for) financing activities	4,225	(2,675)	1,746
Net change in cash and equivalents	(424)	525	100
Cash and equivalents at beginning of period	802	257	107
Exchange-rate differences in cash and cash equivalents	26	20	50
Cash and equivalents at end of period	404	802	257

Cash Flow from Operating Activities

The most significant source of operating cash for Tele2 is cash flows from its operations in Sweden and the Baltic countries. The most significant use of operating cash is to fund its mobile network.

From the year ended December 31, 2017 to the year ended December 31, 2018, our cash from operating activities decreased by SEK 572 million to SEK 5,160 million, with improved operating profits consumed, primarily by a negative change in working capital.

From the year ended December 31, 2016 to the year ended December 31, 2017, our cash from operating activities increased by SEK 716 million to SEK 5,732 million, primarily due to improved operating profits, partially offset by a negative change in working capital.

Cash Flow used in Investing Activities

The most significant source of cash for investments for Tele2 is from operating activities. The most significant uses of cash for investments are in mobile networks, IT systems and customer related equipment, as well as for acquisitions.

From the year ended December 31, 2017 to the year ended December 31, 2018, our cash used for investments increased by SEK 7,277 million to SEK 9,809 million, primarily due to the cash consideration related to the acquisition of Com Hem.

From the year ended December 31, 2016 to the year ended December 31, 2017, Our cash used for investments decreased SEK 4,130 million to SEK 2,532 million, primarily due to lower acquisitions of tangible asset and shares of group companies attributable to the non-recurrence of the TDC acquisition.

Cash Flow used in Financing Activities

The most significant source of financing cash for Tele2 is its existing credit facilities, bonds, notes and commercial paper programs. The most significant use of financing cash is the refinancing of existing debt.

From the year ended December 31, 2017 to the year ended December 31, 2018, our cash from financing activities increased SEK 6,900 million to SEK 4,225 million, primarily due to debt raised to fund the cash consideration in relation to the acquisition of Com Hem.

From the year ended December 31, 2016 to the year ended December 31, 2017, Our cash used for financing activities decreased SEK 4,421 million to a cash inflow from financing activities of SEK 2,675 million, primarily due to the non-recurrence of the cash inflow attributable to the 2016 rights issue.

Capital Expenditures

In the year ended December 31, 2018 capital expenditures in continuing operations amounted to SEK 2,832 million, of which SEK 1,794 million in intangible assets and SEK 1,038 million in tangible assets. The capital expenditures consist of network SEK 1,032 million, IT SEK 791 million, frequency spectrum SEK 722 million, and Other SEK 287 million, primarily driven by the inclusion of Com Hem and mobile network expansion. Capital expenditures in discontinued operations amounted to SEK 1,290 million.

In the year ended December 31, 2017 capital expenditure in continuing operations amounted to SEK 1,432 million, of which SEK 592 million in intangible assets and SEK 840 million in tangible assets. The capital expenditures consist of network SEK 761 million, IT SEK 457 million, and Other SEK 214 million, primarily driven by mobile network expansion in Sweden. Capital expenditures in discontinued operations amounted to SEK 1,529 million.

In the year ended December 31, 2016 capital expenditure in continuing operations amounted to SEK 1,807 million, of which SEK 606 million in intangible assets and SEK 1,201 million in tangible assets. The capital expenditures consist of network SEK 901 million, IT SEK 513 million, frequency spectrum SEK 125 million, and Other SEK 268 million, primarily driven by mobile network expansion in Sweden, along with central systems). Capital expenditures in discontinued operations amounted to SEK 2,026 million.

For 2019, Tele2 has communicated a capex guidance of SEK 2.9-3.2 billion, excluding spectrum investments. The main investment categories are network and IT. For investments in network, the major investment areas are capacity investments, harmonization of network infrastructure, rollout (e.g. new sites and investment in 5G technology), core network modernization and cloud transformation. For investments in IT, Tele2 has decided to carry out several material investments to digitalize the business. A large part of IT investments are in the form of capitalization of system development. In addition, spectrum investments will be carried out when needed to maintain a competitive portfolio of frequencies in all mobile markets. Spectrum availability and prices are typically subject to terms and conditions decided from time to time by local governments. All investments will be financed with available funds, internally generated cash flow as well as credit facilities. Tele2 currently has available committed credit facilities in excess of planned investments.

C.                                    Research and Development, Patents and Licenses

Not Applicable.

D.                                    Trend Information

Tele2 believes that the following key factors and market trends have affected its results of operations for the periods under review, and expects that such factors and trends may continue to impact its results of operations in the future.

Growth of the Customer Base

We generate our revenue from mobile telephony, fixed broadband, digital TV and fixed telephony. For the year ended December 31, 2018, mobile end-user service revenue accounted for 56 percent of total end-user service revenue, and end-user service revenue from fixed broadband, digital TV and fixed telephony accounted for 36 percent, for continuing operations pro forma for the Com Hem merger. Sweden and the Baltics represented 91 percent of Group end-user service revenue for continuing operations and are therefore the most important segments in the company. As a result, our results are dependent on the market for these services, and in particular, the market in Sweden and the Baltics.

The mobile telephony market comprises various types of subscriptions for residential and business customers as well as prepaid cards. Mobile services also include mobile broadband, fixed telephony via mobile network (FVM), IoT and carrier business, where we sell capacity to other operators. We grew our mobile customer base in continuing operations by approximately 1 percent in 2018 to 8.1 million mobile customers.

Our mobile customer base includes both postpaid and prepaid customers, and the general market trend has been a shift from prepaid to postpaid contracts. In Sweden, Our biggest market by revenue, most of our mobile customers are postpaid, but we also have a significant exposure to prepaid customers, who have less than half of the average monthly spending compared to postpaid customers. The number of postpaid customers increased by 1 percent in Sweden in 2018 while prepaid customers declined by 8 percent, which follows the general market trend in Europe. In the Baltics, approximately 40 percent of the mobile customer base is prepaid with the remainder postpaid. These Baltic markets are mature in terms of the overall growth of the number of subscribers, but there is an ongoing shift from prepaid to postpaid customers, which is expected to continue in the medium-term.

For our fixed services, Sweden is the most important market as it represents 97 percent of fixed end-user service revenue, pro forma for the Com Hem merger. Fixed broadband is the fastest growing of these services as customers migrate from legacy DSL or older generations of fiber-based networks to modern fiber or cable networks which can offer higher speed and capacity. The fixed broadband customer base increased by 6 percent in 2018, and we expect similar growth to be sustained over the mid-term. The market for digital TV via fiber and cable is more mature in Sweden than the market for fixed broadband and is therefore growing at a slower pace, mainly due to customer migration away from pure linear TV consumption toward video streaming services. Tele2’s digital TV via fiber and cable customer base was roughly flat in 2018. We expect modest growth in this customer base over the mid-term as we adapt our service offering to accommodate the development in customer viewing habits. Digital TV via the DTT network is in decline due to customer migration to streaming services and IPTV. Our customer base for digital TV via the DTT network declined by 10 percent in 2018 and we expect declines to continue over the mid-term.

Average Spending Per User (ASPU)

ASPU (expressed as the end-user service revenue per customer per month), is driven by our ability to offer services at prices that encourage customers to use more of our service against additional monthly spending, the growth of postpaid mobile customers, price increases in the fixed customer base and upselling of higher speed tiers within fixed broadband.

In Sweden, Tele2 has seen a slight increase in 2018, driven by rising ASPU in the consumer segment but a declining ASPU in the business segment. Consumer ASPU has been driven mainly by migration towards higher priced data buckets for mobile services, higher speed tiers for broadband services, as consumers have been using more data and price increases for fixed broadband and digital TV. In the final quarter of 2018, our postpaid consumer customers in Sweden consumed an average of 10.3 GB per month, approximately 34 percent more than one year earlier and the average purchased broadband speed was 184 Mbit/s, 27 percent higher than one year earlier. The ASPU decline in the business segment has been driven mainly by price pressure.

In the Baltics, we have seen an increasing ASPU in 2018 as rising data consumption has enabled the introduction of more generous service offerings, which were combined with a successful pricing strategy. Mobile data consumption by our postpaid consumer customers grew strongly in the Baltics in 2018. We expect the growth rate in ASPU in the Baltic markets to moderate somewhat in 2019, as the introduction of these new commercial offerings annualize.

FMC penetration in the Sweden Consumer segment

In the Sweden Consumer segment, we expect to realize a run rate of SEK 450 million adjusted EBITDA over five years from revenue synergies connected to the Com Hem merger by driving FMC (fixed mobile convergence) through the more-for-more strategy to increase customer satisfaction. We will do this in three main ways: 1) reducing churn by giving existing customers an incentive to stay, such as higher data or speed, by opting in to an FMC benefit plan, 2) increasing the amount of services per customer by selling mobile to fixed customers through the new Com Hem mobile service; we expect this to boost customer ASPU and reduce churn as customers can opt into a FMC benefit plan, and 3) selling fixed services into the mobile base, which is expected to increase customer ASPU and reduce churn over time.

Execution on cost synergies

Strong cost control has been critical to our ability to drive profits, including efficient networks, which have delivered significantly higher amounts of mobile and fixed data traffic without a significant increase in cost. In connection to the Com Hem merger we expect to realize cost synergies over the next few years. We aim for an annual run rate of SEK 900 million within three years with roughly half to be realized by the end of 2019 on a run rate basis. In addition to improving profitability, these structural changes will help create a more agile and efficient organization that can move quickly and adapt to changing market environments and shifts in technology.

Capital Expenditures

Network Investment

We have undertaken an extensive capital expenditure program to modernize its businesses and address recent trends in the telecommunications industry, in particular in Kazakhstan and the Netherlands. Our main investment areas are within existing networks, information technology (IT), customer equipment and spectrum. We plan to maintain investment in continuing operations in order to maintain high quality services for its customers, while still maintaining strict return criteria for every investment.

Going forward the main capital expenditure requirements will be within Sweden where we plan to upgrade our mobile and fixed networks, over the next few years, starting in 2019. Capital expenditure in relation to sales in Sweden has been relatively low over the last few years, mainly because the investment cycle into the 4G network has ended. In 2019, we expect to begin investment into the 5G mobile network and upgrade the fixed cable network. We expect this to result in an increase in capital expenditures and have therefore guided the market to capital expenditures of SEK 2.9-3.2 billion in 2019 and SEK 3.0-3.5 billion over the mid-term.

Mobile network sharing in Sweden

We consider the sharing of network resources with other operators a strategic priority because it represents an efficient way to manage costs and capital expenditures, and enables high quality services to our customers at competitive prices. We believe that our current network sharing agreements save a significant amount of both operating costs and capital expenditures. For instance in Sweden, Our ratio of capital expenditures to sales was 7 percent in 2016, 5 percent in 2017 and 12 percent in 2018 (increasing mainly due to SEK 721 million expenditures related to a spectrum license). We believe that the reasons for this relatively low level, generally seen as being below the industry average, are mainly due to our mobile network sharing agreements.

In Sweden, we share our 2G and 4G networks and have entered an agreement to build a 5G network with Telenor through a joint venture named Net4Mobility HB, of which both we and Telenor each own 50 percent. We also share our Swedish 3G network in a joint venture with Telia Company called SUNAB. We are seeking, and intend to continue to seek, opportunities to engage in further network sharing agreements in other markets where we operate.

Frequency Spectrum Investments

Frequency spectrum is a strategic resource, which we acquire mainly through auctions arranged by governments in the countries where we operate. We consider our current spectrum portfolio in our continuing operations to be strong and competitive with extended durations for the rights to the spectrum w currently use. We intend to participate in future spectrum auctions with an objective to maintain a competitive spectrum portfolio in each market where we operate on our own mobile infrastructure, but always subject to there being a proper business case for any spectrum investment.

In the fourth quarter of 2018, we secured frequencies in the 700MHz spectrum through a spectrum auction in which we bid together with Telenor through the Net4Mobility HB joint venture. The total consideration for the license was SEK 1,442 million, of which we recorded our 50 percent share as capital expenditures in the fourth quarter of 2018.

The most significant spectrum auctions planned for the near future include mainly an auction of the 3.5 GHz (5G) band in Sweden, currently scheduled to start in December 2019. We intend to participate through our Net4Mobility HB joint venture.

Macroeconomic and Geopolitical Environment and Demand for Our Services

In a period of low growth and high public debt, characterized by higher unemployment, lower household income or lower corporate production, the demand for our services could be adversely affected, for example by customers switching to cheaper mobile data buckets, decreasing value added services, lower broadband speeds or customer cord-cutting. Even though we operate in several different countries, our main markets are Sweden and the Baltic countries, meaning that we depend to an extent on the financial conditions in Sweden and the Baltic countries, which may be affected by general economic conditions and uncertainties. Household consumption is a main driver of the Swedish economy and affects our business. Developments which may adversely impact Swedish household spending such as raised interest-rates, in particular when households have large debts (as is the case for many Swedish households) could particularly impact our business. In the event of an interest-rate rise or actual or perceived adverse developments in the general economic conditions affecting households, households may reduce their consumption, especially if Swedish house prices start to fall at the same time. Depending on future developments, the changed geopolitical situation in Eastern Europe following the Crimea crisis could potentially also affect our operations, particularly in the countries bordering Russia, such as the Baltic countries.

Currency Risk and Interest Rate Risk

Currency risk is the risk of changes in exchange rates having a negative impact on our results of operations and our equity. Currency exposure is associated with payment flows in foreign currency (transaction exposure) and the translation of foreign subsidiaries’ balance sheets and income statements to SEK (translation exposure).

We do not generally hedge transaction exposure. When considered appropriate, the translation exposure related to some investments in foreign operations is hedged by issuing debt or entering into derivative transactions in the currencies involved. The hedges of net investments in foreign operations were 100 percent effective in 2017 and 2018 and hence no ineffectiveness was recognized in the income statement. In the hedge reserve in equity the total amount related to net investment hedges amounts to SEK (714) (2017: (592), 2016: (516)) million. Outstanding currency swaps designated for net investment hedging amounted to €215 (2017: 215, 2016: 215) million. The reported fair value on the currency swaps amounted to SEK 17 (2017: 51) million.

For the year ended December 31, 2018, 71 (2017: 71, 2016: 69) percent of revenue were related to SEK and 21 (2017: 21, 2016: 23) percent to euros. For other currencies please see the financial statements of Tele2 for the year ended December 31, 2018, which begin on page F-2.

We keep a close watch on interest market trends and decisions to change the interest duration strategy are assessed regularly. Loans exposed to changes in interest rates over the next 12-months (i.e. short fixed interest rates) amounted to SEK 12,492 million (2017: 4,318 million, 2016: 5,393) million, carrying value, corresponding to 44 (2017: 38, 2016: 49) percent. Calculated at variable interest-bearing liabilities at December 31, 2018 and assuming that loans carrying short fixed interest rates were traded per January 1, 2018 to 1 percent higher interest rate, this would result in an additional interest expense for 2018 of SEK 125 (2017: 34, 2016: 42) million, and affect profit/loss after tax by SEK 97 (2017: 34, 2016: 42) million.

E.                                    Off-Balance Sheet Arrangements

As of December 31, 2018, we have no off balance sheet arrangements that have, or is likely to have, a material effect on our financial statements, other than as disclosed in Notes 30 and 31 to the Consolidated Financial Statements included elsewhere in this Form 20-F.

F.                                     Tabular Disclosure of Contractual Obligations

The following table sets forth the financial payments that we will be obligated to make as of December 31, 2018.

(SEK millions)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Financial liabilities(a)	33,900	10,548	5,961	4,972	12,419
Commitments, other	6,365	4,323	1,948	34	60
Operating leases	4,626	1,546	1,311	799	90

Total contractual obligations	44,891	16,417	9,220	5,805	13,449

(a)         including future interest payments. Less than 1 year includes derivatives of SEK 113 (2017: 156 and 2016: 217) million.

Item 6.         Directors, Senior Management and Employees

A.                                    Directors, Senior Management and Employees

Board of Directors

Georgi Ganev

Chairman of the Board, elected in 2018 (previously a board member, elected in 2016.)

Born: 1976

Nationality: Swedish citizen

Independence: Independent in relation to the company and management but not independent in relation to the company’s major shareholders

Holdings in Tele2: 1,030 B shares

Committee work: Chairman of the Remuneration Committee and Chairman of the Nomination Committee, Member of the Audit Committee

Other current assignments: CEO of Kinnevik AB (publ), Member of the Boards of Global Fashion Group and Babylon Health

Previous assignments: CEO of Dustin Group AB (publ) and Bredbandsbolaget, Chief Marketing Officer of Telenor Sweden

Education: M.Sc. in Engineering from Uppsala University

Andrew Barron

Board member, elected in 2018

Born: 1965

Nationality: British citizen

Independence: Independent in relation to the company and management as well as in relation to the company’s major shareholders

Holdings in Tele2: 106,140 B shares

Committee work: Member of the Remuneration Committee

Other current assignments: Board Member of Ocean Outdoor Limited and of Arris International plc

Previous assignments: Chairman of the Board of Com Hem Holding AB, COO of Virgin Media inc. and MTG, CEO of Chellomedia, Executive Vice President of Walt Disney Europe and management consultant at McKinsey & Co

Education: Bachelor’s Degree, MBA

Sofia Arhall Bergendorff

Board member, elected in 2016

Born: 1969

Nationality: Swedish citizen

Independence: Independent in relation to the company and management as well as in relation to the company’s major shareholders

Holdings in Tele2: 2,500 B shares

Committee work: -

Other current assignments: Director, Partnerships, Northern Europe, Google, Member of the Board of Bluestep Bank AB

Previous assignments: Director, Global Operations for Partnerships at Google, Head of Americas Strategy and Operations and Sales Operations Manager Nordic at Google, partner at Copenhagen Consulting Company (now Quartz+Co)

Education: BA in Journalism from the University of Oregon and an MBA from INSEAD

Anders Björkman

Board member, elected in 2017

Born: 1959

Nationality: Swedish citizen

Independence: Independent in relation to the company and management as well as in relation to the company’s major shareholders

Holdings in Tele2: 2,000 B shares

Committee work: Member of the Remuneration Committee

Other current assignments: Chairman of the Board of Maintrac AB, Chairman of the Board of Maven Wireless AB, Chairman of the Board of Parktrade Europe AB, Member of the Board of Allgon AB

Previous assignments: CEO of OnePhone Holding AB and it’s partnerships with British Telecommunications and KPN, CEO of Argnor Wireless Ventures, CEO of SEC and of Tele2 (between 1996 and 1999), Member of the Board of a number of Argnor Wireless Ventures portfolio companies, Non-Executive Member of the Board of Digital Trading Technologies Limited T/A Consumer Data Protection

Education: MSc from Chalmers University of Technology

Cynthia Gordon

Board member, elected in 2016

Born: 1962

Nationality: British citizen

Independence: Independent in relation to the company and management but not in relation to the company’s major shareholders

Holdings in Tele2: 2,000 B shares

Committee work: -

Other current assignments: Chairman of the Board of Global Fashion Group, Member of the Boards of Bima Milvik, Bayport, Josen Partners and Partan Limited

Previous assignments: Member of the Board of Directors at Kinnevik AB (publ), Executive Vice President and CEO of the Africa Division at Millicom International Cellular, CCO Group of Ooredoo, Vice President of Partnerships & Emerging Markets of Orange, CCO of MTS, Vice President Business Marketing of Orange

Education: BA in Business Studies from Brighton University

Eva Lindqvist

Board member, elected in 2018

Born: 1958

Nationality: Swedish citizen

Independence: Independent in relation to the company and management as well as in relation to the company’s major shareholders

Holdings in Tele2: 2,891 B shares

Committee work: Member of the Audit Committee

Other current assignments: Member of the Board of SWECO AB (publ), Mr Green & Co AB, Kährs Holding AB (publ), Tarsier Studios AB, Bodycote plc and Keller Group plc. Elected Member of the Royal Swedish Academy of Engineering Sciences

Previous assignments: Member of the Board of Directors of Com Hem Holding AB, ASSA ABLOY AB (publ), Alimak Group AB (publ) and Caverion Oy. Senior Vice President of Telia-Sonera’s mobile operations, CEO of TeliaSonera International Carrier and senior positions at Ericsson

Education: MSc Engineering Physics, MBA

Lars-Åke Norling

Board member, elected in 2018

Born: 1968

Nationality: Swedish citizen

Independence: Independent in relation to the company and management but not in relation to the company’s major shareholders

Holdings in Tele2: -

Committee work: Member of the Remuneration Committee and Member of the Audit Committee

Other current assignments: Investment Director at Kinnevik AB (publ) with responsibility for the TMT sector, Board Director of Millicom

Previous assignments: CEO of dtac, CEO of digi, Executive vice president of Developed Asia at Telenor, CEO of Telenor Sweden, CTO/COO of Bredbandsbolaget

Education: MSc in Engineering Physics from Uppsala University, MSc in Systems Engineering from Case Western Reserve University, MBA from University of Gothenburg

Eamonn O’Hare

Board member, elected in 2015

Born: 1963

Nationality: Irish and British citizen

Independence: Independent in relation to the company and management as well as in relation to the company’s major shareholders

Holdings in Tele2: -

Committee work: -

Other current assignments: Founder, Chairman and CEO of Zegona Communications and a Non-Executive Board Director of Dialog Semiconductor

Previous assignments: CFO and Board Director of Virgin Media Inc, CFO United Kingdom of Tesco plc

Education: B.Sc. Aeronautical Engineering, from Queen’s University, Belfast, and MBA from London Business School

Carla Smits-Nusteling

Board member, elected in 2013

Born: 1966

Nationality: Dutch citizen

Independence: Independent in relation to the company and management as well as in relation to the company’s major shareholders

Holdings in Tele2: 1,687 B shares

Committee work: Chairman of the Audit Committee

Other current assignments: Member of the Board of Directors of Nokia Oyj, Non-Executive Director at ASML, Member of the management board of the Foundation Unilever NV Trust Office and Lay judge of the Enterprise Court of the Amsterdam Court of Appeal

Previous assignments: CFO of Koninklijke KPN N.V.

Education: M.Sc. Business Economics from Erasmus University, Rotterdam and Executive Master of Finance & Control from Vrije Universiteit Amsterdam

Leadership Team

In this section, “Holdings in Tele2” includes allocated long term incentive plan (“LTI”) share rights at grant date, before compensation for dividend and share issue.

Anders Nilsson

President and CEO, Tele2 Group

Joined the company in 2018

Born 1967

Anders Nilsson was previously CEO of Com Hem Holding AB. He has extensive experience of Scandinavian and international media, communications and digital services markets, developed over a 25-year career in senior leadership positions at Modern Times Group AB and Millicom International Cellular AB.

Holdings in Tele2:

220,839 B shares

100,000 share rights (LTI 2018)

Mikael Larsson

EVP, Group CFO

Joined the company in 2018

Born 1968

Mikael was previously CFO of Com Hem Holding AB. Prior to that Mikael was the CFO of Kinnevik AB (publ) for 13 years. He has also held positions at Arthur Andersen as an auditor and a consultant.

Holdings in Tele2:

82,953 B shares

60,000 share rights (LTI 2018)

Samuel Skott

EVP, Sweden Consumer

Joined the company in 2005

Born 1978

Samuel was previously CEO of Tele2 Sweden. He started his career at Tele2 in 2005 and has held several senior positions including Commercial Director for Customer & Product Design.

Holdings in Tele2:

21,000 B shares

48,000 share rights (LTI 2016)

60,000 share rights (LTI 2017)

60,000 share rights (LTI 2018)

Tom Craig

EVP, Sweden Business

Joined the company in 2018

Born 1967

Tom started working at Tele2 as a Strategic Advisor to the B2B business during 2018. Prior to this he has served in executive positions such as President Business Solutions at BT Global Services, Group Director Business Services at Vodafone and leadership roles at Ooredoo Business Services and Millicom Group.

Jonathan (Jon) James

EVP, Former CEO Tele2 Netherlands

Joined the company in 2017

Born 1969

Jon was the CEO of Tele2 Netherlands until the closing of the merger with T-Mobile Netherlands, a position he has held since 2017. Prior to that, Jon was the COO at Com Hem Holding AB and he has over 20 years of experience within the media and telecom industry.

Holdings in Tele2:

13,386 B-shares

Guillaume van Gaver

EVP, International

Joined the company in 2016

Born 1971

Guillaume assumed the position as EVP International Markets in 2016. Prior to that he has worked in the US, Europe and Middle East for companies including Orange, Mobinil, EE and Dixons Carphone.

Holdings in Tele2:

16,062 B shares

31,500 share rights (LTI 2016)

60,000 share rights (LTI 2017)

Joel Westin

EVP, Strategy & Business Development

Joined the company in 2018

Born 1970

Joel was previously Product Director at Com Hem Holding AB. Prior to that, Joel was Director of Product and Business Development at MTG.

Holdings in Tele2:

6,300 B shares

16,000 share rights (LTI 2018)

Stefan Backman

EVP, Group General Counsel

Joined the company in 2007

Born 1975

Stefan has held several senior positions at Tele2 over the past 11 years. Prior to that, he worked at the Swedish Post and Telecom Authority (PTS) and at the Administrative Court of Stockholm.

Holdings in Tele2:

11,043 B shares

8,000 share rights (LTI 2016)

31,500 share rights (LTI 2017)

31,500 share rights (LTI 2018)

Karin Svensson

EVP, Chief People & Change

Joined the company in 2018

Born 1965

Karin was previously a self-employed Human Resources advisor. She was previously the Chief Human Resources Officer at Bisnode. Karin started her career with Accenture where she was a Partner for 11 years as well as Nordic HR Director and Human Capital Lead.

Holdings in Tele2:

4,500 B shares

31,500 share rights (LTI 2018)

Fredrik Stenberg

EVP, Transformation and Operational Excellence

Joined the company in 2004

Born 1975

Fredrik was previously Director of Shared Operations at Tele2. He started his career at Tele2 in 2004 and has previously held several senior positions including acting COO and Director of Customer Operations.

Holdings in Tele2:

12,889 B shares

8,000 share rights (LTI 2016)

31,500 share rights (LTI 2017)

31,500 share rights (LTI 2018)

Viktor Wallström

EVP, Communications

Joined the company in 2013

Born 1985

Viktor assumed the position as EVP Communications in 2016. Viktor joined Tele2 in 2013 and has over ten years of experience from consulting and corporate roles within communications & marketing.

Holdings in Tele2:

10,500  B shares

8,000 share rights (LTI 2016)

16,000 share rights (LTI 2017)

31,500 share rights (LTI 2018)

Joss Delissen

EVP, IT

Joined the company in 2016

Born 1963

Joss was previously CIO of Tele2. Prior to that, he spent ten years as CIO at PostNord and 15 years at Unilever in various positions.

Holdings in Tele2:

8,000 B shares

8,000 share rights (LTI 2017)

16,000 share rights (LTI 2018)

Kim Hagberg

EVP, Chief Operations

Joined the company in 2013

Born 1966

Kim was previously Product Management Director at Tele2, overseeing cross functional and cross market processes in which technologies become products. Before that, Kim worked for 12 years at different positions within Telia. She also has experience from the telecom supply chain with 8 years at different suppliers in Canada, France and Switzerland.

Holdings in Tele2:

7,000 B shares

8,000 share rights (LTI 2016)

8,000 share rights (LTI 2017)

8,000 share rights (LTI 2018)

Thomas Björklund

EVP, Technology Mobile. Leaving Tele2’s leadership team as of April 1, 2019

Joined the company in 1996

Born 1970

Thomas was previously CTO of Tele2. He has been employed at Tele2 for 22 years and he has held positions such as Network Architect and Director of Network Strategy.

Holdings in Tele2:

14,625 B shares

8,000 share rights (LTI 2016)

16,000 share rights (LTI 2017)

16,000 share rights (LTI 2018)

Thomas Helbo

EVP, Technology Fixed

Joined the company in 2018

Born 1972

Thomas was previously CTO at Com Hem Holding AB. Prior to that Thomas was CTO at Stofa in Denmark, and was Chairman of the Danish electronics industry association.

Holdings in Tele2:

11,978 B shares

16,000 share rights (LTI 2018)

Holdings in Tele2:

-

B.                                    Compensation

See Note 33 to the Consolidated Financial Statements included elsewhere in this Form 20-F.

C.                                    Board Practices

With respect to the membership of the audit and remuneration committees, please see Item 6.A Directors and Senior Management.

The Board of Directors is appointed by the Annual General Meeting for terms extending until the next Annual General Meeting. At the Annual General Meeting in May 2018, Mike Parton and Irina Hemmers left the Board, while the other Board members were re-elected. In addition, Georgi Ganev was elected as new Chairman of the Board of Directors. At the Extraordinary General Meeting in September 2018 Lars-Ake Norling was appointed as new Board member, and Eva Lindqvist and Andrew Barron were appointed as new Board members with start from the time of the merger with Com Hem on November 5, 2018.

The Board is responsible for the company’s organization and management, and is composed in such a way as to enable it to effectively support and manage the work of the company’s senior executives. The Board makes decisions on overall strategies, organizational matters, acquisitions, divestments, corporate transactions, major investments, and establishes the framework of Tele2’s operations by defining the company’s financial goals and guidelines. In 2018, the Board convened 7 times. In addition, 6 per capsulam meetings and 8 telephone conference meetings were held.

In order to carry out its work more effectively, the Board has appointed members for a Remuneration Committee and an Audit Committee with special tasks. These committees are the Board’s preparatory bodies and do not reduce the Board’s overall and joint responsibility for the handling of the company and the decisions made. Furthermore, where needed, the Board appoints members to form preparatory working groups on topics of special interest, such as questions regarding dividends and capital structure.

The Remuneration Committee’s main work includes presenting recommendations to the Board regarding remuneration and terms of employment for CEO and other senior executives. The recommendations, including recommendations for long-term incentive programmes are submitted by the Board to the AGM for adoption.

The Audit Committee has the primary task of assisting the Board in its supervision and review of the internal and external audit processes, and reviewing and ensuring the quality of the company’s external financial reporting. Furthermore, the Audit Committee supervises the internal control functions of the company. Additional information is stated in Tele2’s separate Corporate Governance Report available on Tele2’s website www.tele2.com. For remuneration information related to the Board please see Note 33 to the Consolidated Financial Statements included elsewhere in this Form 20-F.

Proposal of guidelines for remuneration to senior executives

The Board proposes the following guidelines for determining remuneration for senior executives for 2019, to be approved by the Annual General Meeting in May 2019. The objectives of Tele2’s remuneration guidelines are to offer competitive remuneration packages to attract, motivate, and retain key employees within the context of an international peer group. The aim is to create incentives for the management to execute strategic plans and deliver excellent operating results, and to align management’s incentives with the interests of the shareholders. Senior executives covered by the proposed guidelines include the CEO and members of the Leadership Team (“senior executives”).

Remuneration to the senior executives should comprise annual base salary and variable short-term incentive (STI) and long-term incentive (LTI) programs. The STI shall be based on the performance in relation to established objectives. The objectives shall be related to the company’s overall result and the senior executives’ individual performance. The STI can amount to a maximum of 100 percent of the annual base salary.

The structure of the LTI shall ensure a long-term commitment for Tele2’s development and value creation, and may be both share and share price related as well as cash based. Other benefits may include e.g. company cars and for expatriated senior executives e.g. housing benefits for a limited period of time. The senior executives may also be offered health care insurance.

The senior executives are offered defined contribution pension plans. Defined contributions for pensions to the CEO and the other senior executives can amount to a maximum of 20 percent (previously 25 percent for the CEO) of the annual remuneration (base salary and STI).

The maximum period of notice of termination of employment shall be 12 months in the event of termination by the CEO and 6 months in the event of termination by any of the other senior executives. In the event of termination by the company, the maximum notice period during which compensation is payable is 18 months for the CEO and 12 months for any of the other senior executives.

Under special circumstances, the Board may deviate from the above guidelines. In such a case, the Board is obligated to give account of the reason for the deviation during the following Annual General Meeting.

Board Members, elected at General Meetings, may in certain cases receive a fee for services performed within their respective areas of expertise, outside of their Board duties. Compensation for these services shall be paid at market terms and be approved by the Board.

For information regarding the application of, and the deviations from, the existing guidelines and remuneration for the senior executives paid out during 2018, please refer to Note 33 to the Consolidated Financial Statements included elsewhere in this Form 20-F.

D.                                    Employees

On December 31, 2018, the number of employees in Tele2 was 5,184 (2017: 4,398, 2016: 4,464), excluding discontinued operations. Please refer to Note 33 to the Consolidated Financial Statements for additional information regarding personnel costs.

In November, Tele2 and Com Hem merged and became one united Tele2 organization; the average number of employees increased by 897 as a result.

Both Tele2 and Com Hem are two strongly value-driven organizations and the same will stay true for the new Tele2. We believe values are key to attracting and retaining the right people.

Tele2 is an organization where leadership creates a fertile environment for engaged employees. Tele2 is focused on creating a flat and lean organization that easily moves to action and is known not only for what we do but also how we do things.

Tele2´s culture embraces diversity, and this also includes people in decision-making positions. It is a culture where Tele2 challenges its employees as much as they challenge Tele2 to deliver customer value. It is called the Tele2 Way.

E.                                    Share Ownership

For a description of the LTI programs See Note 33 to the Consolidated Financial Statements included elsewhere in this Form 20-F. With respect to share ownership, please see Item 6.A Directors and Senior Management.

Item 7.         Major Shareholders and Related Party Transactions

A.                                    Major Shareholders

To the knowledge of Tele2’s management: (i) Tele2 is not directly or indirectly owned or controlled (a) by another corporation or (b) by any foreign government; and (ii) there are no arrangements the operation of which may at a subsequent date result in a change in control of Tele2. Kinnevik AB (publ) (“Kinnevik”) owns, directly or indirectly, or exercises control or direction over 27.3 percent of shares representing 42.0 percent of the voting power of outstanding Tele2 shares. Kinnevik has the ability to substantially influence certain actions requiring shareholder approval, including approving a business combination or consolidation, liquidation or sale of assets, electing members of the Board of Directors and adopting amendments to the articles of association.

The share capital in Tele2 AB is divided into three classes of shares: Class A, B and C shares. All types of shares have a quota value of SEK 1.25 per share and Class A and B shares have the same rights in the company’s net assets and profits while Class C shares are not entitled to dividend. Shares of Class A entitle the holder to 10 voting rights per share and Class B and C shares to one voting right per share. As of December 31, 2018, we had 59,865 registered shareholders, of which 97.0 percent were resident or located in Sweden (according to the share register kept by Euroclear Sweden AB). A significant number of the shares held by foreign investors are nominee-registered, i.e. held of record by banks, brokers and/or nominees. This means that the actual shareholder is not displayed in the share register or included in the shareholding statistics.

Based upon our review of publicly available information, Kinnevik is the only shareholder known to management that beneficially owns more than 5 percent of our B shares. To the knowledge of management, Kinnevik does not hold voting rights which are different from those held by our other shareholders and there are no shareholdings that carry special rights relating to control of Tele2.

B.                                    Related Party Transactions

See Note 37 to the Consolidated Financial Statements included elsewhere in this Form 20-F.

C.                                    Interests of Experts and Counsel

Not applicable.

Item 8.         Financial Information

A.                                    Consolidated Statements and Other Financial Information

The Consolidated Financial Statements are included elsewhere in this Form 20-F beginning on page F-2.

See also “Item 8.B. Financial Information — Significant Changes” and “Item 17. Financial Statements”, herein.

B.                                    Significant Changes

The divestment of Tele2 Netherlands was closed on January 2, 2019. The Dutch operation was sold for approximately SEK 1.9 billion and 25 percent share in the combined company. The capital gain in 2019 is estimated to be approximately SEK 0.1 billion, including the costs of central functions allocated to the Dutch operation and other transaction costs. In addition, the capital gain will be affected positively with approximately SEK 0.2 billion related to reversal of exchange rate differences previously reported in other comprehensive income, which will be reversed over the income statement but with no effect on total equity or cash flow.

Item 9.         Listing

A.                                    Offer and listing details

Not applicable.

B.                                    Plan of distribution

Not applicable.

C.                                    Markets

Tele2 AB’s shares are listed on the Nasdaq Stockholm Large Cap list under the ticker symbols TEL2 A and TEL2 B.

D.                                    Selling Shareholders

Not applicable.

E.                                    Dilution

Not applicable.

F.                                     Expenses of the Issue

Not applicable.

Item 10.  Additional Information

A.                                    Share Capital

Not applicable.

B.                                    Memorandum and Articles of Association

The following is a summary of both the material terms of the Tele2 shares as set out in Our Articles of Association and the material provisions of Swedish law and Our Articles of Association.

General; Share Capital

Pursuant to Our Articles of Association, Our share capital may not be less than SEK 250,000,000 and not more than SEK 1,000,000,000, and the number of shares may not be less than 400,000,000 and not more than 1,600,000,000.

Tele2 has since its establishment in 1993 resolved on several changes to the Company’s share capital, primarily through issues of new shares and warrants, exchange of convertibles as well as a number of reductions of the share capital.

The table below shows the changes in our share capital since January 1, 2013 through December 31, 2018.

Date	Transaction	Class A Shares	Class B Shares	Class C Shares	Total Number of Shares	Change in Share Capital	Share Capital (SEK)
February 2013	Conversion of shares	20,987,966	424,646,373	3,149,000	448,783,339	—	560,979,173.75
June 2013	Decrease of share capital	20,987,966	424,646,373	3,149,000	448,783,339	280,489,586.88	280,489,586.88
June 2013	Increase of share capital through bonus issue	20,987,966	424,646,373	3,149,000	448,783,339	280,489,586.88	560,979,173.75
August 2013	Conversion of shares	20,261,316	425,373,023	3,149,000	448,783,339	—	560,979,173.75
February 2014	Conversion of shares	20,260,910	425,373,429	3,149,000	448,783,339	—	560,979,173.75
April 2014	Conversion of shares	20,260,910	425,523,429	2,999,000	448,783,339	—	560,979,173.75
March 2015	Conversion of shares	20,260,910	427,223,429	1,299,000	448,783,339	—	560,979,173.75
December 2015	Increase of share capital by new share issue	20,260,910	427,223,429	3,599,000	451,083,339	2,875,000.00	563,854,173.75
December 2015	Conversion of shares	20,260,910	428,923,429	1,899,000	451,083,339	—	563,854,173.75
November 2016	Increase of share capital by new share issue	22,793,523	482,207,489	1,899,000	506,900,012	69,001,711.25	633,625,015.00
September 2018	Conversion of shares	22,647,692	482,353,320	1,899,000	506,900,012	—	633,625,015.00
November 2018	Increase of share capital by new share issue	22,647,692	665,794,905	1,899,000	690,341,597	229,301,981.25	862,926,996.25

As of the date of this annual report, Tele2 has issued a total of 690,341,597 shares. The shares are denominated in SEK and the quota value of each share is SEK 1.25.

All shares in Tele2 have been issued pursuant to Swedish law. All issued shares have been fully paid and are freely transferrable. The offered shares are not subject to a mandatory offering, redemption rights or sell-out obligation. No public takeover offer has been made for the offered shares during the current or preceding financial year.

As at December 31, 2018, there were outstanding 665,794,905 fully paid Tele2 B shares.

As at December 31, 2018 3,338,529 Tele2 B shares were effectively held by Tele2.

Shareholders’ Meetings

Tele2 must hold its annual general meeting of shareholders in Stockholm before the end of June of each year. Notice of this meeting must be given no earlier than six (6) weeks before and no later than four (4) weeks before the annual general meeting of shareholders.

Under Swedish law, extraordinary general meetings are held when the board of directors considers such a meeting appropriate or when either the auditor(s) or shareholders representing at least one-tenth of all issued shares so request in writing and for a specified purpose. Tele2 must give notice of an extraordinary general meeting of shareholders within two (2) weeks of its receipt of a request for the meeting. This notice must be given no earlier than six (6) weeks before and no later than three (3) weeks before the meeting, unless a resolution amending the articles of association is proposed, in which case notice of the meeting must be given no earlier than six (6) weeks before the meeting and no later than four (4) weeks before the meeting.

Our articles of association provide that notice of general meetings of shareholders must be given through public announcement in the Official Swedish Gazette (Post- och Inrikes Tidningar) as well as on the Company’s website and in the daily newspaper Svenska Dagbladet. Under the Swedish Companies Act, Tele2 must, in certain cases, mail notice of a general meeting to all shareholders who request it.

Under Swedish law, there are with the exception for some general meetings no quorum requirements to hold a general meeting of shareholders.

As a general rule, resolutions are passed by a majority of the votes cast and present at the general meeting, except in certain circumstances, when, among other things, the number of shares represented at the meeting and voting for or against the resolution will also be taken into account.

Voting Rights

As of the date of this Form 20-F, Tele2 has issued three different classes of shares, class A shares, class B shares and class C shares. Each share of class A in Tele2 carries ten (10) votes, each share of class B in Tele2 carries one (1) vote and each share of class C in Tele2 carries one (1) vote at general meetings of shareholders. A shareholder may exercise his/her rights at a general meeting of shareholders personally or by a representative in possession of a written and dated proxy. A proxy is not valid for more than one year from the date of issue. However as Tele2 is a CSD company, the proxy may be valid for a longer period, however not longer than five (5) years from the date of issue. There are no restrictions in Our articles of association regarding the number of votes that a shareholder may cast and, therefore, each shareholder may vote all of the shares owned or otherwise represented by that shareholder at a general meeting of shareholders. To attend and vote at a general meeting, a shareholder must be registered in his or her own name five (5) business days before the shareholders’ meeting (the “record date”) in the register of shareholders, which is kept by Euroclear Sweden, and give Tele2 notice of his or her intention to attend the meeting by a date no later than the time set out in the notice of the meeting. Shareholders having their shares registered in the name of a nominee must register the shares in their own name by the record date in order to be able to attend the general meeting. The notice of the meeting will also specify the record date.

Transfer of Shares

As a general rule under Swedish company law, shares are freely transferable and, with respect to Our articles of association, there are no restrictions on the transferability of Tele2 shares. Since Tele2 is registered with Euroclear Sweden, no share certificates are issued, and all of its shares are registered in the Euroclear Sweden accounts of the respective holder. Changes to registrations in Euroclear Sweden accounts are made by authorized account operating institutions, such as banks, upon instruction from the holder. Registration of shares on a Euroclear Sweden account serves as evidence of the account holder’s legal title to the shares. Joint holders are usually not recorded on the Euroclear Sweden accounts. Shareholdings may also be registered in the name of an institution designated by the account holder as, and duly authorized by Euroclear Sweden to act as, a nominee in the Euroclear Sweden system.

Changes in Share Capital

Changes to Our share capital require, as a general rule, a resolution passed at a general meeting of the shareholders. The Board of Directors of Tele2 may, within certain limits, be granted authority (limited in time until the next annual general meeting of the shareholders) to resolve upon an issuance of new shares, as well as take such a resolution subject to subsequent approval by the shareholders. A resolution to deviate from pre-emptive shareholder rights in connection with a new issuance of shares, to change the share capital in such a way as requires an amendment to the articles of association or to redeem share capital or restricted reserves is valid only if shareholders representing two-thirds of the votes cast and the shares represented at the general meeting vote in favor of the resolution.

Amendments to the Articles of Association, including Variation of Rights

Amendments to the articles of association must be made through resolutions passed at a general meeting. Most such resolutions can be passed by an affirmative vote of two-thirds of the votes cast and the shares represented at the general meeting of shareholders. A resolution to amend the articles of association that, in relation to the issued share capital, reduces the shareholders’ rights to Our profits or other assets or restricts the transferability of Tele2 shares in accordance with specific provisions in the Swedish Companies Act or alters the legal relationship between shares, normally requires the unanimous consent of all shareholders present at the general meeting and representing at least nine-tenths of all issued shares.

A resolution to amend Our articles of association in any of the following ways is valid only if shareholders representing two-thirds of the votes cast and nine-tenths of the Tele2 shares represented at Our general meeting are in favor:

•                                          a resolution limiting the number of shares in relation to which one shareholder can vote;

•                                          a resolution requiring a larger amount of the profit for the financial year than is otherwise required to be allocated to the statutory reserve or otherwise retained in Tele2; or

•                                          a resolution providing for the distribution of profits or remaining assets in connection with the winding up of Tele2 which departs from what is regulated in specific provisions of the Swedish Companies Act.

Amendments to Our articles of association regarding the matters described above are nevertheless valid if passed by a two-thirds majority of the votes cast and two-thirds of the shares represented at the general meeting and if (i) the amendments are to the detriment of only some shareholders and all of these shareholders represented at the general meeting so consent (provided they represent at least nine-tenths of all such shares so affected) or (ii) the amendments are to the detriment of all shares of one class and owners of at least 50 percent of all such shares, as well as at least nine-tenths of such shares that are represented at the general meeting, so consent.

Minority Rights, including Mandatory Offers

Under the Swedish Companies Act, minority shareholders have certain rights to protect them from detrimental actions by the majority shareholders. The exercise of most rights presupposes the control or collaboration of shareholders representing at least 10 percent of the shares. Minority shareholders have, inter alia, the rights described below.

An auditor may be appointed by the SCRO upon request by the owners of one-tenth of all shares, or one-third of the shares represented at the relevant general meeting. Where a shareholder holds more than 90 percent of the shares of a company, the owners of the remaining shares have a right to have their shares acquired by the parent company. This applies also when a parent company individually or together with one or more subsidiaries owns more than 90 percent of the shares of a company.

Shareholders holding at least 10 percent of the shares of Tele2 have the right to request that an extraordinary general meeting of shareholders is convened. In addition, each shareholder may request an item to be placed on the agenda for a general meeting, provided that the request is made in time for it to be included in the notice of the meeting.

Any acquirer who acquires shares so that it either alone or together with a closely related party holds 30 percent or more of the total number of votes in a Swedish company (the target company), which is listed on a stock exchange in Sweden, must make a public offer for the acquisition of all the remaining shares issued by the target company (a mandatory offer).

As a general rule, neither the Board of Directors of Tele2 nor other representatives of Tele2 nor a voting majority at a general meeting of Tele2 shareholders may enter into transactions or undertake other measures which are likely to give an undue advantage to a shareholder or a third-party to the detriment of Tele2 or any other shareholder.

Election and Removal of Directors

The members of the Board of Directors of Tele2 are elected by a majority vote at a general meeting of the shareholders, normally at Our annual general meeting, and remain in office until the end of the following annual general meeting. Re-election of a board member is possible for an unlimited number of consecutive terms. There is no legal right of minority shareholders to elect or appoint a board representative.

The term of office of a member of the board of directors can be prematurely terminated at any time upon the relevant director’s request or by a resolution of the general meeting of shareholders that is passed by a simple majority vote.

Shareholder Rights

Preferential Rights to New Share Issuances

If Tele2 issues new shares of class A, class B, and class C by a new issue of shares, other than by an issue in kind, each holder of class A, B and C shares has preferential rights to subscribe for new shares of the same class in proportion to the number of old shares held by such holder (primary preferential rights). Shares not subscribed for with primary preferential rights shall be offered for subscription to all shareholders in Tele2 (subsidiary preferential rights). If the number of shares so offered is less than the number subscribed for with subsidiary preferential rights, the shares shall be distributed among the customers in proportion to the number of shares already held, or, to the extent that this is not possible, by lot.

If Tele2 resolves to issue new class A, class B or class C shares, other than by an issue in kind, all shareholders, irrespective of which class of shares held, are entitled to preferential rights to subscribe for new shares in proportion to the number of shares already held. The stipulations regarding preferential rights shall apply mutatis mutandis for new issues of warrants and convertible debt, and shall not infringe on the possibility to resolve on an issue in which the preferential rights of shareholders are waived.

If the share capital is increased by a bonus issue, where new shares are issued, new shares of class A and class B shall be issued in relation to the number of shares of the same classes already held. In such cases, old shares of a specific class shall entitle to new shares of the same class. Class C shares do not carry rights to participate in bonus issues. Following a requisite amendment in the articles of association, the aforementioned stipulation shall not infringe on the possibility to issue shares of a new class by a bonus issue.

Rights to Dividends and Balances in Case of Liquidation

All shares of class A and B give equal rights to dividends and Our assets and possible surpluses in the event of liquidation. Shares of class C do not entitle to dividends. In the event of a liquidation, class C shares carry an equivalent right to Our assets as the other classes of shares, however not to an amount exceeding up to the quota value of the share, annualized as per day of distribution with an interest rate of STIBOR 30 days with an additional 1.00 percentages calculated from the day of payment of the Subscription price. STIBOR 30 days is set on the first business day of each calendar month.

The Non-Cash Consideration issued to the shareholders of Com Hem shall carry rights to dividends for the first time on the record date that occurs following Completion. The shareholders of Com Hem will be entitled to receive dividends in Tele2 in accordance with the provisions of Our articles of association described below.

Resolutions regarding dividend are passed by general meetings of shareholders. All shareholders registered as shareholders in the share register maintained by Euroclear Sweden on the record date adopted by the general meeting of shareholders shall be entitled to receive dividends. Dividends are normally distributed to shareholders as a cash payment per share through Euroclear Sweden, but may also be paid out in a manner other than cash (in-kind dividend). If shareholders cannot be reached through Euroclear Sweden, such shareholder still retains its claim on Tele2 to the dividend amount, subject to a statutory limitation of ten years. Upon the expiry of the period of limitations, the dividend amount shall pass to Tele2.

There are no restrictions on the right to dividends for shareholders domiciled outside Sweden. Shareholders not resident in Sweden for tax purposes must normally pay Swedish withholding tax, see Item 10.E: “Material Swedish Taxation Considerations.”

Rights of Redemption and Repurchase of Shares

Under Swedish law, Tele2 may not subscribe for, or receive as security, its own shares. Tele2 may, however, redeem its own shares through a statutory redemption procedure through a reduction of share capital through the withdrawal of shares pursuant to the Swedish Companies Act, which will normally require (among other things) court approval when such redemption would result in the repayment of paid-up capital to shareholders.

Swedish listed companies may under certain circumstances buy and sell their own shares. A resolution authorizing a company to repurchase its own shares must be passed by the general meeting of the company’s shareholders, or, following authorization by the general meeting, by the board of directors. The resolution by the shareholders must be passed by a two-thirds majority of the votes cast and the shares represented at the general meeting. Share repurchases by a Swedish listed company may only take place on the stock market or pursuant to an offer to all shareholders (or all shareholders of a specified class of shares). Tele2 may not repurchase its own shares by way of direct negotiations with any of its shareholders. In the event a company wishes to buy its own shares on a stock exchange or other marketplace outside the European Economic Area, it must be granted permission by the SFSA.

Tele2 may not hold more than one-tenth of all of its issued shares. In this context, shares held by any of Our subsidiaries are deemed to be held by Tele2. The board of directors must issue a motivated opinion on whether the proposed share buy-back appears to be justified taking into consideration the demands with respect to size of shareholders’ equity which are imposed by the nature, scope and risks associated with the operations; and the company’s need to strengthen its balance sheet, liquidity and financial position in general. Tele2 may not record its own shares as assets on the balance sheet.

Tele2 may hold repurchased shares for an unlimited period of time. Tele2 may not vote for the shares, and the shares do not give a right to dividends or preferential rights to new shares in connection with an issue of new shares. However, if Tele2 holds its own shares, Tele2 may receive new shares by way of a bonus issue.

As a publicly listed company, if Tele2 holds its own shares, Tele2 may either reduce the share capital and cancel the shares or sell the shares to someone else. If Tele2 buys or sells its own shares, Tele2 must notify the stock exchange or other marketplace where the shares are listed.

Shareholders’ Votes on Certain Reorganizations

Under the Swedish Companies Act, when a Swedish parent company, alone or together with one or more subsidiaries, owns more than 90 percent of the shares in a subsidiary, that parent company is entitled to purchase the remaining outstanding shares from the other shareholders of the subsidiary (through a compulsory, or minority, “squeeze-out” proceeding), and those shareholders may require the parent company to purchase their shares. Absent an agreement regarding the price for these shares, an arbitration tribunal will determine a fair price. In the case of a compulsory acquisition initiated promptly or within a reasonable period of time following a public offer to a substantial number of shareholders pursuant to which the offeror (or its affiliates) acquired a majority of the shares held by the offeror, the price will normally be the same as the price paid in such offer.

A statutory merger of a Swedish (transferring) company with another Swedish (absorbing) company pursuant to Chapter 23 of the Swedish Companies Act requires the approval of the transferring company’s shareholders by a majority of at least two-thirds of the votes cast as well as at least two-thirds of the shares represented at a shareholders’ meeting.

In the case of public limited liability companies, shareholder approval is required for transactions such as a disposal of shares in a subsidiary of the public limited liability company if such shares are acquired by directors or employees (or certain related parties to such persons) of the public limited liability company or companies within the same group. This type of disposal requires the approval of the shareholders through a majority of at least nine-tenths of the votes cast as well as at least nine-tenths of the shares represented at a meeting of the shareholders of the public limited liability company. In addition, companies listed on Nasdaq Stockholm must refer material transactions, such as a disposal of a business, to a shareholders’ meeting if the business is acquired by (inter alia) the persons referred to above. This type of disposal requires the approval of the shareholders through a majority of more than 50 percent of the votes cast.

Liability of Directors

At Our annual general meetings, the shareholders must consider whether to exempt the members of the Board of Directors of Tele2 and its Chairman from liability in respect of Tele2 business for the previous financial year. A simple majority of the votes at the annual general meeting may exempt the members of the Board of Directors of Tele2 and the Chairman from liability. If shareholders representing at least ten percent of the Tele2 shares vote against granting a director exemption from liability, shareholders representing at least ten percent of the shares are entitled to bring a claim against that director before the relevant Swedish court. Were there to be such a claim, such a claim would be lodged on behalf of, and in the name of, Tele2.

In addition, shareholders may also claim damages directly and on their own behalf against any of the Tele2 directors, irrespective of whether an exemption from liability has been granted, if those directors in the performance of their duties, intentionally or negligently causes damage to the company. Tele2 is not responsible for the cost of such litigation, but the shareholders initiating the legal action are entitled to reimbursement from Tele2 of the legal expenses incurred to the extent that these costs may be covered by damages paid to Tele2 as a result of the legal action.

Indemnification of Directors and Officers

Neither Swedish law nor our articles of association or other constitutive documents contain any provision concerning indemnification by Tele2 of members of Our Board of Directors or its officers and the enforceability of any such indemnification is unclear. However, it is not unusual for a listed company to take out insurance policies in favor of its directors and officers covering liability that they might otherwise have. Our directors and officers are insured in connection with certain liabilities incurred in their respective capacities as directors or officers of Tele2. This insurance that Tele2 purchases and maintains forms a part of a blended insurance program which provides a combined aggregate limit of liability of $100 million, with a deductible to Tele2 of $100,000 per loss under the directors’ and officers’ liability insurance. The annual premium for this directors’ and officers’ liability insurance is $152,409.

Distribution of Assets on Liquidation

On the winding-up of a Swedish company, the liquidator must distribute the net assets equally among the shareholders in proportion to their respective holdings in accordance with the articles of association. If there is no surplus after payment of the company’s debts, the liquidator shall file for bankruptcy.

Articles of Association

Articles of Association for Tele2 AB (publ), registration number 556410-8917, adopted by the annual general meeting of shareholders on May 24, 2016.

§ 1                               The registered name of the company is Tele2 AB. The company is a public company (publ).

§ 2                               The registered office of the Board of Directors is in the Municipality of Stockholm.

§ 3                               The primary objective of the company’s operations shall be to generate profits for its shareholders. Moreover, the company shall provide services and technical expertise, broadcast and transmit radio and television programs and carry out related operations. Furthermore, the company shall send and transmit telephony carried by radio waves and cable and carry out related operations. The company shall also be able to own and manage real property as well as shares and other chattels and carry out related operations. The company shall be entitled to give guarantees or other securities for undertakings entered into by another company in the same group.

§ 4                               The company’s share capital shall be not less than SEK 250,000,000 and not more than SEK 1,000,000,000. The number of shares shall be not less than 400,000,000 and not more than 1,600,000,000.

§ 5                               The shares shall be of three classes, Class A, Class B and Class C. Shares of Class A may be issued up to a maximum of 1,600,000,000, shares of Class B may be issued up to a maximum of 1,600,000,000 and Class C shares may be issued up to a maximum of 1,600,000,000. Class A shares entitle to ten votes each and Class B and Class C shares entitle to one vote each.

Class C share do not entitle to dividends. Upon the company’s liquidation, Class C shares carry an equivalent right to the company’s assets as the other classes of shares, however not to an amount exceeding up to the quota value of the share, annualised as per day of distribution with an interest rate of STIBOR 30 days with an additional 1.00 percentages calculated from the day of payment of the subscription price. STIBOR 30 days is set on the first business day of each calendar month.

If the company resolves to issue new Class A, Class B, and Class C shares by a new issue of shares, other than by an issue in kind, each holder of Class A, B and C shares has preferential rights to subscribe for new shares of the same class in proportion to the number of old shares held by such holder (primary preferential rights). Shares not subscribed for with primary preferential rights shall be offered for subscription to all shareholders in the company (subsidiary preferential rights). If the number of shares so offered is less than the number subscribed for with subsidiary preferential rights, the shares shall be distributed among the subscribers in proportion to the number of shares already held, or, to the extent that this is not possible, by lot.

If the company resolves on an issue of new shares, other than by an issue in kind, solely of Class A, Class B or Class C shares, all shareholders, irrespective of which class of shares held, are entitled to preferential rights to subscribe for new shares in proportion to the number of shares already held.

The stipulations regarding preferential rights shall apply mutatis mutandis for new issues of warrants and convertible debt, and shall not infringe on the possibility to resolve on an issue in which the preferential rights of shareholders are waived.

If the share capital is increased by a bonus issue, where new shares are issued, new shares of Class A and Class B shall be issued in relation to the number of shares of the same classes already held. In such cases, old shares of a specific class shall entitle to new shares of the same class. Class C shares do not carry rights to participate in bonus issues. Following a requisite amendment in the Articles of Association, the aforementioned stipulation shall not infringe on the possibility to issue shares of a new class by a bonus issue.

Reduction of the share capital, however not below the minimum share capital, may on request of holders of Class C shares or as resolved by the company’s Board of Directors or the annual general meeting, be made by redemption of Class C shares. A request from a shareholder shall be made in writing to the company’s Board of Directors and the Board of Directors shall promptly act on the matter. When a resolution on reduction has been passed, an amount corresponding to the reduction amount shall be transferred to the company’s reserves, if the required funds are available.

The redemption payment per Class C share shall correspond to the quota value of the share annualised per day with an interest rate of STIBOR 30 days with additional 1.00 percentages calculated from the day of payment of the subscription price. STIBOR 30 days shall be initially set on the day of payment of the subscription price.

Following notice of the redemption resolution, holders having requested redemption shall promptly receive payment for the share, or, if authorisation from the Swedish Companies Registration Office or a court is required, following notice that the final decision has been registered.

Upon decision by the Board of Directors, Class C shares shall be reclassified into Class B shares, provided that the shares are held by the company. Immediately thereafter, the Board of Directors shall report the reclassification to the Swedish Companies Register for registration. The reclassification is effected when it has been registered and the reclassification been noted in the CSD Register.

It shall be possible to reclassify Class A shares to Class B shares. Holders of Class A shares shall, during the calendar months January and July each year (the “Reclassification Periods”), be entitled to request that all or part of the shareholder’s Class A shares shall be reclassified to Class B shares. The request shall be made in writing and must have been received by the Board of Directors no later than on the last day of the specific Reclassification Period. The request shall state (i) the number of Class A shares that the shareholder wants to reclassify or (ii) the maximum percentage of the total number of votes in the company, that the shareholder wants to hold, after reclassification has been completed of all Class A shares requested to be reclassified during the specific Reclassification period. When making a request according to alternative (ii) above, the shareholder shall also state the total number of Class A and Class B shares that the shareholder holds at the time of the request.

By the end of each Reclassification period, the Board of Directors shall consider the question of reclassification. Immediately thereafter, the Board of Directors shall report the reclassification to the Swedish Companies Register for registration. The reclassification is effected when it has been registered and the reclassification been noted in the CSD Register.

§ 6                               The number of members of the Board of Directors shall amount to at least five and no more than nine members, with no more than the same number of deputies.

§ 7                               The company shall as auditor have no less than one and no more than three registered accounting firms. The Auditors term of office shall last until the end of the first Annual General Meeting which is held after the year the Auditor was appointed.

§ 8                               The company’s financial year shall be the calendar year.

§ 9                               Notice of a general meeting of shareholders shall be published in the Official Swedish Gazette (Post- och Inrikes Tidningar) as well as on the company’s website. At the time of the notice, an announcement with information that the notice has been issued shall be published in Svenska Dagbladet.

§ 10                        To be entitled to participate in a general meeting, shareholders must be recorded in a print-out or another presentation of the complete share register relating to the circumstances as of five business days before the meeting, and give notice to the company no later than on the day stipulated in the notice of the meeting. This day may not be a Sunday, another public holiday, a Saturday, Midsummer’s Eve, Christmas Eve or New Year’s Eve, and may not fall before the fifth business day prior to the meeting.

§ 11                        The shareholder or nominee who on the record date is registered in the share register and in a central securities depository register pursuant to Chapter 4 of the Central Securities Depositaries and Financial Instruments Accounts Act (1998:1479) or any person who is registered in a central securities depository account pursuant to Chapter 4, Section 18 first paragraph 6-8 of the mentioned Act, shall be deemed to be authorised to exercise the rights set out in Chapter 4, Section 39 of the Companies Act (2005:551).

C.                                    Material Contracts

None.

D.                                    Exchange Controls

Under current Swedish exchange control regulations, transfers of capital to and from Sweden are not subject to prior government approval except for the physical transfer of payments in currency, which is restricted to licensed banks. This means that non-Swedish resident shareholders may receive dividend payments without a Swedish exchange control consent as long as the payment is made through a licensed bank.

E.                                    Taxation

The following is a general summary and the tax consequences as described herein may not apply to a holder of common shares.  Any potential investor should consult his tax adviser for more information about the tax consequences of acquiring, owning and disposing of common shares in his particular circumstances.

Material Swedish Taxation Considerations

This section describes the material Swedish income tax consequences for a holder of Tele2 class B common shares who is not considered to be a Swedish resident for Swedish tax purposes. This section applies to you only if you are a holder of portfolio investments representing less than 10 percent of the capital and voting power of Tele2 and is not applicable if the Tele2 class B common shares pertain to a permanent establishment or fixed place of business in Sweden.  The description below is based on Swedish tax law  as of the date hereof, is of a general nature and does not cover all tax rules and regulations of relevance in connection with acquiring, owning and disposing of the Tele2 class B common shares. The description, for example, does not cover situations where shares are held by a partnership or held as stock assets. Neither does the description cover the rules on tax-exempt capital gains (and non-deductible capital losses) or dividends for shares held for business purposes (näringsbetingade andelar). Nor does the summary cover the special rules that may apply to securities in companies that previously have been closely held or securities that have been acquired by means of “qualified shares” in closely held companies (fåmansföretag). Moreover the description does not cover the rules that apply to holdings subject to notional yield taxation, such as holdings via investment savings account (investeringssparkonto) or endowment policy (kapitalförsäkring). Special tax consequences that are not described in this section may also apply for certain categories of taxpayers, including investment companies and mutual funds, as well as foundations and non-profit organizations.

Taxation on Dividends

For shareholders not resident in Sweden for tax purposes that receive dividends on shares in a Swedish limited liability company (such as Tele2), Swedish withholding tax is normally withheld. The same withholding tax applies to certain other payments made by a Swedish limited liability company, for example payments as a result of redemption of shares and repurchase of shares through an offer directed to all shareholders or all holders of shares of a certain series and liquidation of the company. The tax rate is 30 percent. The tax rate is, however, generally reduced through tax treaties.  Under the tax treaty between Sweden and the United States (the “Treaty”), the withholding tax on dividends paid on portfolio investments to eligible U.S. holders is reduced to 15 percent.

In Sweden, withholding tax deductions are normally carried out by Euroclear or, in respect of nominee-registered shares, by the nominee. Sweden’s tax treaties generally admit to reduction of the withholding tax in accordance with the treaty’s tax rate directly at the time of distribution provided that Euroclear or the nominee have received the required information about the person entitled to the distribution. Investors who are entitled to a reduced tax rate according to a tax treaty can demand repayment from the Swedish Tax Agency if the tax at source has been withheld with a higher tax rate.

Taxation on Capital Gains

Shareholders not resident in Sweden for tax purposes are normally not liable for capital gains taxation in Sweden upon disposals of shares. Shareholders may however be subject to taxation in their state of residence.

According to a special rule, private individuals not resident in Sweden for tax purposes are, however, subject to Swedish capital gains taxation upon disposals of shares in Tele2, if they have been residents of Sweden or had their habitual abode in Sweden at any time during the calendar year of the disposal or the ten calendar years preceding the year of the disposal. This provision is, however, in many cases limited by tax treaties for the avoidance of double taxation that Sweden has concluded with other countries. Under the Treaty, this provision applies for ten years from the date the individual became a non-resident of Sweden.

Material U.S. Federal Income Tax Consequences

This section describes the material U.S. federal income tax consequences of the ownership and disposition of our class B common shares. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”) and U.S. Treasury regulations promulgated thereunder, as well as judicial and administrative interpretations thereof and the income tax treaty between the United States and Sweden (the “Treaty”), in each case as in effect as of the date hereof. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below, and there can be no assurance that the U.S. Internal Revenue Service (the “IRS”) or U.S. courts will agree with the tax consequences described in this summary.

This summary only applies to investors that hold our class B common shares as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not cover all aspects of U.S. federal income taxation that may be relevant to a holder and does not address the Medicare tax on net investment income or any U.S. federal non-income (such as the estate or gift tax) state, local, non-U.S. or other tax laws. This summary also does not address tax considerations applicable to investors that own or are deemed own (directly, indirectly or by attribution) 10 percent or more of our shares (by vote or value), nor does this summary discuss all of the tax considerations that may be relevant to certain types of investors subject to special treatment under the U.S. federal income tax laws (such as financial institutions, insurance companies, regulated investment companies, real estate investment trusts, investors liable for the alternative minimum tax, individual retirement accounts and other tax-deferred accounts, tax-exempt organizations, dealers and certain traders in securities or currencies, former citizens or long-term residents of the United States, investors that hold our shares as part of straddles, hedging transactions or conversion transactions for U.S. federal income tax purposes, partnerships or other pass-through entities or investors therein, persons who received their shares upon the exercise of stock options or as compensation or U.S. Holders (as defined below) whose functional currency is not the U.S. dollar).

The U.S. federal income tax treatment of a partner in an entity (or arrangement) treated as a partnership for U.S. federal income tax purposes that holds our class B common shares will depend on the status of the partner and the activities of the partnership. Entities or arrangements treated as partnerships for U.S. federal income tax purposes should consult their tax advisors concerning the U.S. federal income tax consequences to their partners of owning our class B common shares.

Investors should consult their own tax advisors regarding the application of the U.S. federal income tax laws to their particular circumstances, as well as any tax consequences that may arise under the laws of any other relevant non-U.S. state, local, or other taxing jurisdiction.

U.S. Holders

As used herein, the term “U.S. Holder” means a beneficial owner of our class B common shares that is, for U.S. federal income tax purposes; (i) an individual citizen or resident of the United States; (ii) a corporation, or other entity taxable as a corporation, created or organized under the laws of the United States, any state thereof or the District of Columbia; (iii) an estate the income of which is subject to U.S. federal income tax without regard to its source; or (iv) a trust if (x) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (y) the trust has a valid election in place to be treated as a domestic trust for U.S. federal income tax purposes.

Dividends

Subject to the passive foreign investment company (“PFIC”) rules discussed below, the gross amount of any distribution made by Tele2 to a U.S. Holder with respect to our class B common shares (including the amount of any taxes withheld therefrom) generally will be included in such holder’s gross income as non-U.S. source ordinary dividend income in the year actually or constructively received, but only to the extent that the distribution is paid out of Tele2’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because Tele2 does not maintain calculations of its earnings and profits under U.S. federal income tax principles, it is expected that any distributions generally will be reported to U.S. Holders as ordinary dividend income. Any dividends that Tele2 pays will not be eligible for the dividends-received deduction allowed to qualifying corporations under Section 243 of the Code.

With respect to certain non-corporate U.S. Holders, including individual U.S. Holders, dividends paid be Tele2 generally will be taxed at reduced rates applicable to “qualified dividend income,” provided that (1) Tele2 is eligible for the benefits of the Treaty, which Tele2 expects to be, (2) Tele2 is not a PFIC (as discussed below) for either its taxable year in which the dividend is paid or the preceding taxable year and (3) certain holding period and other requirements are met. U.S. Holders should consult their tax advisors regarding the availability of the reduced rate applicable to qualified dividend income for any dividends paid with respect to our class B common shares.

The amount of any distribution paid in SEK will be included in income in an amount equal to the U.S. dollar value of such SEK on the date the distribution is actually or constructively received by a U.S. Holder, regardless of whether the payment is in fact converted into U.S. dollars at that time. The U.S. Holder will have a basis in such SEK received equal to such U.S. dollar value. Gain or loss, if any, realized on the sale or other disposition of such SEK generally will be U.S. source ordinary income or loss. If all SEK are converted into U.S. dollars on the date of receipt, a U.S. Holder generally should not be required to recognize foreign currency gain or loss in respect of the distribution.

Any dividends we pay to U.S. Holders generally will constitute non-U.S. source “passive category” income for foreign tax credit limitation purposes. If any Swedish taxes are withheld with respect to dividends paid to a U.S. Holder with respect to our class B common shares, subject to certain conditions and limitations (including a minimum holding period requirement), such taxes may be treated as non-U.S. taxes eligible for credit against such holder’s U.S. federal income tax liability. In lieu of claiming a foreign tax credit, U.S. Holders may, at their election, deduct non-U.S. taxes, including any Swedish taxes withheld from dividends on our class B common shares, in computing their taxable income, subject to generally applicable limitations under U.S. federal income tax law. An election to deduct non-U.S. taxes instead of claiming foreign tax credits applies to all non-U.S. taxes paid or accrued in the taxable year. If a refund of the tax withheld is available under the laws of Sweden or under the Treaty, the amount of tax withheld that is refundable will not be eligible for such credit against a U.S. Holder’s U.S. federal income tax liability (and will not be eligible for the deduction against U.S. federal taxable income). If the dividends constitute qualified dividend income as discussed above, the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will generally be limited to the gross amount of the dividend, multiplied by the reduced rate applicable to the qualified dividend income, divided by the highest rate of tax normally applicable to dividends.

The rules relating to the determination of the foreign tax credit and the deduction of non-U.S. taxes are complex, and U.S. Holders should consult their tax advisors to determine whether and to what extent a credit or deduction may be available in their particular circumstances.

Taxable Dispositions of Class B Common Shares

Subject to the PFIC rules discussed below, a U.S. Holder generally will recognize taxable gain or loss on any sale, exchange or other taxable disposition of our class B common shares in an amount equal to the difference between the amount realized for the shares and the holder’s tax basis in the shares. The gain or loss generally will be capital gain or loss, and generally will be a long-term capital gain or loss if the U.S. Holder has held the class B common shares for more than one year at the time of disposition. For certain non-corporate taxpayers (including individuals), long-term capital gains are subject to tax at reduced rates. The deductibility of capital losses is subject to limitations.

If the consideration a U.S. Holder receives for our class B common shares is paid in a currency other than the U.S. dollar, the amount realized generally will be the U.S. dollar value of the amount received determined by reference to the spot rate of exchange on the date of the sale or other taxable disposition. However, if our class B common shares are traded on an “established securities market” (within the meaning of the applicable Treasury regulations) and the U.S. Holder is either a cash basis taxpayer or an accrual basis taxpayer that has made a special election (which must be applied consistently from year to year and cannot be changed without the consent of the IRS), such holder will determine the U.S. dollar value of the amount realized in the foreign currency by translating the amount received at the spot rate of exchange on the settlement date of the sale. An accrual basis U.S. Holder that does not make the special election will recognize exchange gain or loss to the extent attributable to the difference between the exchange rates on the trade date and the settlement date. The U.S. Holder’s tax basis in the Shares generally will equal the cost of the Shares to the U.S. Holder.  If a U.S. Holder uses foreign currency to acquire our class B common shares, the cost of the shares to such holder generally will be the U.S. dollar value of the foreign currency purchase price determined by reference to the spot rate of exchange on the date of purchase.  However, if our class B common shares are treated as traded on an established securities market and the U.S. Holder is either a cash basis taxpayer or an accrual basis taxpayer that has made the special election described above, such holder will determine the U.S. dollar value of the cost of the class B common shares by translating the amount paid at the spot rate of exchange on the settlement date of the purchase. Any gain or loss that a U.S. Holder recognizes on a disposition of our class B common shares generally will be treated as U.S.-source income or loss for foreign tax credit limitation purposes. U.S. Holders should consult their tax advisors regarding the proper treatment of any gain or loss in their particular circumstances, including the effects of any applicable income tax treaties and amounts paid in a currency other than the U.S. dollar.

PFIC Considerations

A non-U.S. corporation will be classified as a PFIC for any taxable year if at least 75 percent of its gross income consists of passive income (such as dividends, interest, rents, royalties or gains on the disposition of certain minority interests), or at least 50 percent of the average value of its assets (determined on the basis of a quarterly average) is attributable to assets that produce, or are held for the production of, passive income (including for this purpose its pro rata share of the gross income and assets of any corporation in which it is considered to own at least 25 percent of the shares, by value).

Tele2 believes that it was not a PFIC for its 2018 taxable year and, based on the nature of its business, and the current and anticipated composition of its income and assets, Tele2 anticipates that it will not be treated as a PFIC for U.S. federal income tax purposes for the current taxable year or the foreseeable future.  However, this is a factual determination made annually after the close of each taxable year, based on Tele2’s composition of income and assets. Accordingly, Tele2 cannot provide any assurance that it will not be a PFIC for the current or any future taxable year. If Tele2 were characterized as a PFIC for any taxable year, U.S. Holders of our common shares would suffer adverse tax consequences. These consequences may include having gains realized on the disposition of our common shares treated as ordinary income rather than capital gains, and being subject to punitive interest charges on certain dividends and on the proceeds of the sale or other disposition of our common shares. U.S. Holders would also be subject to annual information reporting requirements. In addition, if Tele2 were a PFIC in a taxable year in which Tele2 paid a dividend or the prior taxable year, such dividends would not be eligible to be taxed at the reduced rates applicable to qualified dividend income (as discussed above).

U.S. Holders should consult their own tax advisors regarding the application of the PFIC rules to their ownership of our common shares.

Foreign Financial Asset Reporting

Certain U.S. Holders may be required to comply with certain reporting requirements, including filing IRS Form 8938, with respect to the holding of certain foreign financial assets, including stock of foreign issuers (such as our class B common shares), either directly or through certain financial institutions. U.S. Holders who fail to report the required information could be subject to substantial penalties. U.S. Holders should consult their own tax advisors regarding the application of these rules to their ownership of our class B common shares.

Non-U.S. Holders

The following discussion is a summary of the principal U.S. federal income tax consequences to beneficial holders of our class B common shares that are neither U.S. Holders nor partnerships for U.S. federal income tax purposes (“Non-U.S. Holders”).

Subject to the discussion below under “Information Reporting and Backup Withholding,” a Non-U.S. Holder of our class B common shares will not be subject to U.S. federal income or withholding tax on a dividend paid by us or gain realized on the sale such shares, unless (i) such dividend or gain is effectively connected with the conduct by such Non-U.S. Holder of a trade or business in the United States (and, if an applicable tax treaty requires, is attributable to a U.S. permanent establishment or fixed base of such Non-U.S. Holder) or (ii) in the case of gain realized by an individual Non-U.S. Holder, such Non-U.S. Holder is present in the United States for 183 days or more in the taxable year of the sale and certain other conditions are met.

Information Reporting and Backup Withholding

In general, information reporting may apply to dividends on our class B common shares and the proceeds of the sale or other disposition of our class B common shares made within the United States or through certain U.S.-related financial intermediaries unless a U.S. Holder is an exempt recipient, such as a corporation. Backup withholding may apply to those payments if a U.S. Holder fails to provide a taxpayer identification number and comply with certain certification procedures or otherwise fails to establish an exemption from backup withholding. If backup withholding applies, the relevant intermediary must withhold U.S. federal income tax on those payments at a rate of 24 percent. Non–U.S. holders generally are not subject to backup withholding. However, such holders may be required to provide certification of non–U.S. status in connection with payments received in the United States or through certain U.S.–related financial intermediaries.

Backup withholding is not an additional tax. Any amount withheld under the backup withholding rules will be allowed as a refund or credit against a U.S. Holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS in a timely manner. U.S. Holders should consult their tax advisors regarding as to their qualification for exemption from backup withholding and the procedure for obtaining an exemption.

F.                                     Dividends and Paying Agents

Not applicable.

G.                                   Statement by Experts

Not applicable.

H.                                   Documents on Display

Any statement in this Form 20-F about any of our contracts or other documents is not necessarily complete.  If the contract or document is filed as an exhibit to this Form 20-F the contract or document is deemed to modify the description contained in this Form 20-F.  You must review the exhibits themselves for a complete description of the contract or document. Annual reports and other information are filed with, or furnished to, the SEC in the United States, pursuant to the rules and regulations that apply to foreign private issuers.

AS A FOREIGN PRIVATE ISSUER, WE ARE EXEMPT FROM THE RULES UNDER THE EXCHANGE ACT PRESCRIBING THE FURNISHING AND CONTENT OF PROXY STATEMENTS AND OUR OFFICERS, DIRECTORS AND MAJOR SHAREHOLDERS ARE EXEMPT FROM THE REPORTING AND SHORT-SWING PROFIT RECOVERY PROVISIONS CONTAINED IN SECTION 16 OF THE EXCHANGE ACT.  UNDER THE EXCHANGE ACT, AS A FOREIGN PRIVATE ISSUER, WE ARE NOT REQUIRED TO PUBLISH FINANCIAL STATEMENTS AS FREQUENTLY OR AS PROMPTLY AS UNITED STATES COMPANIES.

I.                                        Subsidiary Information

See “Item 4.C. Information on the Company — Organizational Structure.”

Item 11.  Quantitative and Qualitative Disclosures About Market Risk

A.                                    Quantitative information about market risk

See Note 2 to the Consolidated Financial Statements included elsewhere in this Form 20-F.

B.                                    Qualitative information about market risk

See Note 2 to the Consolidated Financial Statements included elsewhere in this Form 20-F.

C.                                    Interim Periods

Not applicable.

D.                                    Safe Harbor

Not applicable.

E.                                    Small business issuers

Not applicable.

Item 12.  Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13.                          Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.                          Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.  Controls and Procedures

A.                                    Disclosure Controls and Procedures

As of December 31, 2018, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act).

Based on such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that as of such date, our disclosure controls and procedures were not effective, due to material weaknesses in our internal control over financial reporting (“ICFR”). Notwithstanding the assessment that there were material weaknesses in our ICFR, we believe that our consolidated financial statements contained in this annual report fairly present our financial position, results of operations and cash flows for the years covered thereby in all material respects. The Sarbanes-Oxley Act will require, among other things, that we assess the effectiveness of our internal control over financial reporting at the end of each future fiscal year. This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

In connection with our financial statement preparation process for the years ended December 31, 2018, material weaknesses in our internal control over financial reporting were identified. Under PCAOB standards, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented or detected on a timely basis. The material weaknesses identified relate to deficiencies in our processes to assess risk and to design and implement effective control activities over financial reporting. We also had material weaknesses in the areas of journal entry approval controls and controls which encompass the preparation, documentation, analysis and oversight of accounting for complex matters, key judgements and estimates.

We are working to remediate the material weaknesses as quickly and efficiently as possible. The remediation measures that we have taken and are taking involve implementation of appropriate processes with the objective of improving the effectiveness of control activities over financial reporting. These include the processes for journal entry approvals, identifying, documenting and reviewing complex transactions and assessing if the level of complexity of the issue requires involvement of external experts in order to confirm our accounting treatment and support our judgements.

As we implement these remediation efforts, and continue to evaluate and work to improve our ICFR, we may determine that additional steps or measures may be necessary to address and remediate the material weaknesses or determine to modify the remediation efforts described above. We cannot assure you that these remediation efforts will be successful or that our ICFR will be effective in accomplishing all control objectives all of the time. We will continue to assess the effectiveness of these remediation efforts in connection with our evaluations of ICFR. See Item 3. “Key Information — D. Risk Factors — We have identified material weaknesses in our internal control over financial reporting, and may identify additional material weaknesses in the future. If we fail to remediate any material weaknesses or if we otherwise fail to establish and maintain effective control over financial reporting, our ability to accurately and timely report our financial results could be adversely affected.

There are inherent limitations to the effectiveness of any disclosure controls and procedures system, including the possibility of human error and circumventing or overriding them. Even if effective, disclosure controls and procedures can provide only reasonable assurance of achieving their control objectives.

B.                                    Management’s Report on Internal Control over Financial Reporting

This annual report does not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

C.                                    Attestation Report of the Registered Public Accounting Firm

This annual report does not include an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

D.                                    Changes in Internal Controls Over Financial Reporting

Other than as discussed above in Item 15.A, there has been no change in our internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, internal control over financial reporting.

Item 16A.                                         Audit Committee Financial Expert

Our Board of directors has concluded that Carla Smits Nusteling, a member of our Audit Committee, qualifies as an “audit committee financial expert” as defined in Item 16A and is independent as defined by the New York Stock Exchange, as required by Item 16A(2) of Form 20-F.

Item 16B.                                         Code of Ethics

We have adopted written standards of business conduct and ethics (“Code of Conduct”) designed to promote honest and ethical business conduct, to deter wrongdoing and to provide principles to which our employees are expected to adhere and advocate.  Our Code of Conduct is applicable to all of our employees, senior managers and the board of directors.  We believe our Code of Conduct is effective in its mission and we believe our employees are in compliance with the Code of Conduct. We have adapted and will amend our Code of Conduct as appropriate to reflect regulatory or other changes.  Such amendment last occurred in November 2018 and is reassessed annually.  Our Code of Conduct provides that if any employee or senior manager to whom it applies acts in contravention of the principles set forth therein, we will take appropriate steps in terms of the procedures in place for fair disciplinary action.  This action may, in cases of severe breaches, include dismissal.

The Code of Conduct is based on a materiality analysis for our company and industry, and contains behavioral and procedural guidelines to ensure ethical business conduct. For the material clauses, the Code of Conduct is based on the ten principles of the United Nations Global Compact. It contains the following categories and subjects: (1) safety of products and services, including customer integrity (privacy and data protection), customers safety and EMF exposure; (2) suppliers and vendors; (3) business integrity, including anti-corruption, fair competition, conflict of interest, grandparent and four-eye principle, political involvement, financial reporting and corporate governance; (4) treating people with respect, including fair working conditions, child protection, diversity and inclusion, compensation and benefits, occupational health and safety; (5) environment; and (6) reporting violations. A separate Whistleblowing Policy applies to reporting violations, which aims to protect persons that report wrongdoing in the company.

Our Code of Conduct is available on our website in the Corporate Governance section, at https://www.tele2.com/globalassets/documents/corporate-governance/coc/tele2-code-of-conduct-nov-2018—english.pdf.

Item 16C.                                         Principal Accountant Fees and Services

See Note 34 to the Consolidated Financial Statements included elsewhere in this Form 20-F.

During 2018, all services provided to us by Deloitte were approved by our Audit Committee pursuant to paragraph (c)(7)(i) of Rule 2-01 of Regulation S-X.

Item 16D.                                         Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.                                         Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Period	Total Number of Securities Purchased	Average Price Paid per Security	Total Number of Securities Purchased as Part of Publicly Announced Programs	Maximum Number of Securities that May yet be Purchased Under the Programs
2018-01-01 to 2018-01-31	0	N/A	0	48,220,749
2018-02-01 to 2018-02-28	0	N/A	0	48,220,749
2018-03-01 to 2018-03-31	0	N/A	0	48,220,749
2018-04-01 to 2018-04-30	0	N/A	0	48,220,749
2018-05-01 to 2018-05-31	0	N/A	0	48,220,749
2018-06-01 to 2018-06-30	0	N/A	0	48,220,749
2018-07-01 to 2018-07-31	0	N/A	0	48,220,749
2018-08-01 to 2018-08-31	0	N/A	0	48,220,749
2018-09-01 to 2018-09-30	0	N/A	0	48,235,332
2018-10-01 to 2018-10-31	0	N/A	0	48,235,332
2018-11-01 to 2018-11-30	0	N/A	0	66,579,491
2018-12-01 to 2018-12-31	0	N/A	0	66,579,491

As of December 31, 2018, we held 1,439,529 of our class B common shares in treasury; primarily in order to facilitate conversions of our class C shares, when and as required by our incentive plans.

Item 16F.                  Change in Registrant’s Certifying Accountant.

Not applicable.

Item 16G.                                        Corporate Governance

Not applicable.

Item 16H.                                        Mine Safety Disclosure

Not applicable.

PART III

Item 17.  Financial Statements

Item 18.  Financial Statements

Not applicable.

Item 19.                          Exhibits

The agreements and other documents filed as exhibits to this Form 20-F are not intended to provide factual information or other disclosure other than with respect to the terms of the agreements or other documents themselves, and you should not rely on them for that purpose. In particular, any representations and warranties made by the registrant in these agreements or other documents were made solely within the specific context of the relevant agreement or document and may not describe the actual state of affairs as of the date they were made or at any other time.

1.1	Articles of Association & Bylaws, see Item 10.B Memorandum and Articles of Association.
8.1	See Item 4.C Organizational Structure.
11.1	Code of Business Ethics (amended November 2018).
12.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1*	Certifications of the Chief Executive Officer and the Chief Financial Officer pursuant to 18 U.S.C. §1350, as adopted by Section 906 of the Sarbanes-Oxley Act of 2002.
101	Interactive Data File.

*                                         This certification will not be deemed “filed” for purposes of Section 18 of the Exchange Act (15 U.S.C. §78r), or otherwise subject to the liability of that section. Such certification will not be deemed to be incorporated by reference into any filing under the Securities Act or the Exchange Act, except to the extent that the Registrant specifically incorporates it by reference.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Tele2 AB (publ)

By:	/s/ Anders Nilsson
	Name:	ANDERS NILSSON
	Title:	Chief Executive Officer

By:	/s/ Mikael Larsson
	Name:	MIKAEL LARSSON
	Title:	Chief Financial Officer

Audited Consolidated Financial Statements of Tele2 AB (publ)

as of December 31, 2018, 2017 and 2016

and

for the three years ended December 31, 2018

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Tele2 AB (publ)

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Tele2 AB (publ) and subsidiaries (the “Company”) as of December 31, 2018 and 2017, the related consolidated income statements, statements of comprehensive income, statements of changes in consolidated equity, and cash flows statements, for each of the three years in the period ended December 31, 2018 and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS).

Restatement of previously issued financial statements

As discussed in Note 35 to the financial statements, the accompanying 2017 and 2016 financial statements have been restated to correct for misstatements relating to the application of accounting for joint operations under IFRS.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte AB

Stockholm, Sweden

March 30, 2019

We have served as the Company’s auditor since 2004.

Consolidated income statement

			2017	2016
SEK million	Note	2018	(Restated)	(Restated)
CONTINUING OPERATIONS
Revenue	5, 4	23,704	21,466	18,131
Cost of services provided and equipment sold	6	(13,335)	(11,903)	(9,616)
Gross profit		10,369	9,563	8,515

Selling expenses	6	(3,947)	(3,892)	(3,473)
Administrative expenses	6	(2,397)	(2,268)	(1,972)
Result from shares in joint ventures and associated companies	16	9	—	—
Other operating income	7	196	128	135
Other operating expenses	8	(480)	(62)	(72)
Operating profit	5, 6	3,750	3,469	3,133

Interest income	9	15	11	11
Interest expenses	10	(327)	(314)	(333)
Other financial items	11	(66)	(1)	(20)
Profit after financial items		3,372	3,165	2,791

Income tax	12	(1,762)	(734)	(1,010)
NET PROFIT FROM CONTINUING OPERATIONS		1,610	2,431	1,781

DISCONTINUED OPERATIONS
Net loss from discontinued operations	36	(619)	(2,211)	(4,362)
NET PROFIT/(LOSS)	5	991	220	(2,581)

ATTRIBUTABLE TO
Equity holders of the parent company		853	192	(2,269)
Non-controlling interests		138	28	(312)
NET PROFIT/(LOSS)		991	220	(2,581)

Earnings per share, SEK	25	1.61	0.38	(5.02)
Earnings per share, after dilution, SEK	25	1.59	0.37	(5.02)

FROM CONTINUING OPERATIONS
ATTRIBUTABLE TO
Equity holders of the parent company		1,610	2,431	1,781

Earnings per share, SEK	25	3.03	4.88	3.94
Earnings per share, after dilution, SEK	25	3.01	4.87	3.94

Consolidated comprehensive income

SEK million	Note	2018	2017	2016
NET PROFIT/(LOSS)		991	220	(2,581)

OTHER COMPREHENSIVE INCOME
COMPONENTS NOT TO BE RECLASSIFIED TO NET PROFIT/(LOSS)
Pensions, actuarial gains/losses	33	(39)	(29)	(16)
Pensions, actuarial gains/losses, tax effect	12	8	6	3
Total components not to be reclassified to net profit/(loss)		(31)	(23)	(13)

COMPONENTS THAT MAY BE RECLASSIFIED TO NET PROFIT/(LOSS)
Exchange rate differences
Translation differences in foreign operations		660	240	1,110
Tax effect on above	12	(74)	292	(117)
Reversed cumulative translation differences from divested companies	36	—	(16)	—
Tax effect on above	36	—	546	—
Translation differences		586	1,062	993
Hedge of net investments in foreign operations		(155)	(98)	(149)
Tax effect on above	12	34	21	33
Hedge of net investments		(121)	(77)	(116)
Total exchange rate differences		465	985	877

Cash flow hedges
Gain/loss arising on changes in fair value of hedging instruments	2	(16)	16	(52)
Reclassified cumulative loss to income statement	2	70	72	68
Tax effect on cash flow hedges	12	(16)	(20)	(4)
Total cash flow hedges		38	68	12

Total components that may be reclassified to net profit/(loss)		503	1,053	889

TOTAL OTHER COMPREHENSIVE INCOME FOR THE YEAR, NET OF TAX		472	1,030	876

TOTAL COMPREHENSIVE INCOME FOR THE YEAR		1,463	1,250	(1,705)

ATTRIBUTABLE TO
Equity holders of the parent company		1,321	1,064	(1,382)
Non-controlling interests		142	186	(323)
TOTAL COMPREHENSIVE INCOME FOR THE YEAR		1,463	1,250	(1,705)

Consolidated balance sheet

SEK million	Note	Dec 31, 2018	Dec 31, 2017	Dec 31, 2016

ASSETS

NON-CURRENT ASSETS
Intangible assets
Goodwill	13	30,159	5,517	7,598
Other intangible assets	13	19,604	4,044	5,772
Total intangible assets		49,763	9,561	13,370

Tangible assets
Machinery and technical plant	14	8,102	6,458	11,192
Other tangible assets	14	1,090	2,234	3,137
Total tangible assets		9,192	8,692	14,329

Financial assets
Shares in joint ventures and associated companies	16	13	16	9
Other financial assets	17	1,015	778	1,551
Total financial assets		1,028	794	1,560

Capitalized contract costs	18	373	380	617
Deferred tax assets	12	368	1,911	1,766
TOTAL NON-CURRENT ASSETS		60,724	21,338	31,642

CURRENT ASSETS
Inventories	19	669	689	668

Current receivables
Accounts receivable	20	2,509	2,224	2,784
Other current receivables	21	2,413	2,941	3,746
Prepaid expenses and accrued income	22	1,903	1,561	2,024
Total current receivables		6,825	6,726	8,554

Current investments	23	2	3	21

Cash and cash equivalents	24, 32	404	802	257
TOTAL CURRENT ASSETS		7,900	8,220	9,500

ASSETS CLASSIFIED AS HELD FOR SALE	15, 36	14,020	10,166	—

TOTAL ASSETS	5	82,644	39,724	41,142

SEK million	Note	Dec 31, 2018	Dec 31, 2017	Dec 31, 2016

EQUITY AND LIABILITIES

EQUITY
Attributable to equity holders of the parent company
Share capital	25	863	634	634
Other paid-in capital		27,378	7,841	7,836
Reserves		2,518	2,019	1,124
Retained earnings		5,575	6,752	9,179
Total attributable to equity holders of the parent company		36,334	17,246	18,773
Non-controlling interest	25	28	(114)	(300)
TOTAL EQUITY		36,362	17,132	18,473

NON-CURRENT LIABILITIES
Interest-bearing
Liabilities to financial institutions and similar liabilities	26	21,663	10,007	7,503
Provisions	27	1,471	983	1,176
Other interest-bearing liabilities	26	104	575	275
Total interest-bearing liabilities		23,238	11,565	8,954

Non-interest-bearing
Deferred tax liability	12	4,203	998	913
Other non-interest-bearing liabilities	26	3	—	—
Total non-interest-bearing liabilities		4,206	998	913

TOTAL NON-CURRENT LIABILITIES		27,444	12,563	9,867

CURRENT LIABILITIES
Interest-bearing
Liabilities to financial institutions and similar liabilities	26	6,406	539	2,946
Provisions	27	224	97	134
Other interest-bearing liabilities	26	133	184	308
Total interest-bearing liabilities		6,763	820	3,388

Non-interest-bearing
Accounts payable	26	3,004	1,937	3,202
Current tax liabilities		347	344	280
Other current liabilities	26	689	1,405	1,172
Accrued expenses and deferred income	28	4,048	3,388	4,760
Total non-interest-bearing liabilities		8,088	7,074	9,414

TOTAL CURRENT LIABILITIES		14,851	7,894	12,802

LIABILITIES DIRECTLY ASSOCIATED WITH ASSETS CLASSIFIED AS HELD FOR SALE	15, 36	3,987	2,135	—

TOTAL EQUITY AND LIABILITIES	5	82,644	39,724	41,142

Consolidated cash flow statement

(total operations)

			2017
SEK million	Note	2018	(Restated)	2016
OPERATING ACTIVITIES
Net profit/(loss)		991	220	(2,581)
Adjustments for non-cash items in net profit/(loss)
Depreciation/amortization and impairment	6	3,893	4,956	6,221
Result from shares in joint ventures and associated companies	16	(9)	—	—
Gain/loss on sale of tangible assets		97	1	—
Gain/loss on sale of operations		(47)	(379)	101
Incentive program		42	30	1
Financial items	32	122	361	(230)
Income tax	32	(14)	135	116
Dividend from associated companies		16	—	—
Deferred tax expense		1,192	473	515
Changes in working capital
Inventories	19	(8)	(148)	220
Accounts receivable		(259)	(31)	9
Other current receivables		340	(366)	59
Other financial assets		(375)	29	21
Capitalized contract costs		73	35	44
Prepaid expenses and accrued income		(10)	124	(144)
Accounts payable		(350)	(146)	78
Accrued expenses and deferred income		(162)	(282)	247
Other current liabilities		(450)	618	346
Provisions		78	102	(7)
CASH FLOW FROM OPERATING ACTIVITIES		5,160	5,732	5,016

INVESTING ACTIVITIES
Acquisition of intangible assets		(936)	(671)	(527)
Sale of intangible assets		12	5	—
Acquisition of tangible assets		(2,488)	(2,554)	(3,296)
Sale of tangible assets		9	7	24
Acquisition of shares in group companies	15	(6,400)	(8)	(2,877)
Sale of shares in group companies	15	—	676	(2)
Acquisition of shares in associated companies	15	—	(7)	—
Capital (contribution to)/repayment from associated companies	15	(6)	—	(1)
Sale of associated companies and holdings of securities	15	—	—	4
Other financial assets, received payments		—	20	13
Cash flow from investing activities		(9,809)	(2,532)	(6,662)

FINANCING ACTIVITIES
Proceeds from credit institutions and similar liabilities	26	17,627	2,996	7,392
Repayment of loans from credit institutions and similar liabilities	26	(11,369)	(2,959)	(6,098)
Proceeds from other interest-bearing liabilities	26	—	—	72
Repayment of other interest-bearing lending	26	(20)	(83)	(16)
Dividends paid	25	(2,013)	(2,629)	(2,389)
Proceeds from issuances of shares	25	—	—	2,910
Acquisition of non-controlling interests	25	—	—	(125)
Cash flow from financing activities		4,225	(2,675)	1,746

NET CHANGE IN CASH AND CASH EQUIVALENTS		(424)	525	100

Cash and cash equivalents at beginning of the year	24	802	257	107
Exchange rate differences in cash and cash equivalents	24	26	20	50
CASH AND CASH EQUIVALENTS AT END OF THE YEAR	24	404	802	257

For cash flow from discontinued operations, please refer to Note 36.

For additional cash flow information, please refer to Note 32.

Statements of changes in consolidated equity

	Attributable to equity holders of the parent company
SEK million	Note	Share capital	Other paid-in capital	Hedge reserve	Translation reserve	Retained earnings	Total	Non-controlling interests	Total equity
Equity at January 1, 2016		564	4,985	(538)	762	12,665	18,438	—	18,438

Net loss		—	—	—	—	(2,269)	(2,269)	(312)	(2,581)
Other comprehensive income for the year, net of tax		—	—	(104)	1,004	(13)	887	(11)	876
Total comprehensive income for the year		—	—	(104)	1,004	(2,282)	(1,382)	(323)	(1,705)

OTHER CHANGES IN EQUITY
Share-based payments	33	—	—	—	—	1	1	—	1
Share-based payments, tax effect	33	—	—	—	—	1	1	—	1
Proceeds from issuances of shares	25	70	2,840	—	—	—	2,910	—	2,910
Taxes on new share issue costs	25	—	11	—	—	—	11	—	11
Dividends	25	—	—	—	—	(2,389)	(2,389)	—	(2,389)
Acquisition of non-controlling interests	36	—	—	—	—	469	469	489	958
Contribution to non-controlling interests	36	—	—	—	—	697	697	(466)	231
Changed accounting principle in acquired company, TDC		—	—	—	—	17	17	—	17
EQUITY AT DECEMBER 31, 2016		634	7,836	(642)	1,766	9,179	18,773	(300)	18,473

Equity at January 1, 2017		634	7,836	(642)	1,766	9,179	18,773	(300)	18,473

Net profit		—	—	—	—	192	192	28	220
Other comprehensive income for the year, net of tax		—	—	(9)	904	(23)	872	158	1,030
Total comprehensive income for the year		—	—	(9)	904	169	1,064	186	1,250

OTHER CHANGES IN EQUITY
Share-based payments	33	—	—	—	—	27	27	—	27
Share-based payments, tax effect	33	—	—	—	—	6	6	—	6
Proceeds from issuances of shares	25	—	7	—	—	—	7	—	7
Taxes on new share issue costs	25	—	(2)	—	—	—	(2)	—	(2)
Dividends	25	—	—	—	—	(2,629)	(2,629)	—	(2,629)
EQUITY AT DECEMBER 31, 2017		634	7,841	(651)	2,670	6,752	17,246	(114)	17,132

Equity at January 1, 2018		634	7,841	(651)	2,670	6,752	17,246	(114)	17,132
Change in accounting principle, IFRS 9	35	—	—	—	—	(42)	(42)	—	(42)
Adjusted equity at January 1, 2018		634	7,841	(651)	2,670	6,710	17,204	(114)	17,090

Net profit		—	—	—	—	853	853	138	991
Other comprehensive income for the year, net of tax		—	—	(83)	582	(31)	468	4	472
Total comprehensive income for the year		—	—	(83)	582	822	1,321	142	1,463

OTHER CHANGES IN EQUITY
Share-based payments	33	—	—	—	—	42	42	—	42
Share-based payments, tax effect	33	—	—	—	—	14	14	—	14
Proceeds from issuances of shares	25	229	19,537	—	—	—	19,766	—	19,766
Dividends	25	—	—	—	—	(2,013)	(2,013)	—	(2,013)
EQUITY AT DECEMBER 31, 2018		863	27,378	(734)	3,252	5,575	36,334	28	36,362

Note 1 Accounting principles and other information

The consolidated financial statements are prepared in accordance with International Financial Reporting Standards and interpretations of the IFRS Interpretations Committee (IFRS IC) as issued by the International Accounting Standards Board (IFRS).

The consolidated financial statements are prepared on the basis of historical cost, apart from financial instruments which are normally carried at amortized cost, with the exception of other non-current securities, contingent considerations and derivatives which are carried at fair value.

The Consolidated Financial Statements previously issued and prepared in accordance with the International Financial Reporting Standards as of and for the year ended December 31, 2017 have been restated with respect to certain items within the consolidated income statement and the consolidated statements of cash flow. The effects are stated in Note 35.

As a result of Tele2’s merger with Com Hem on November 5, 2018, and the subsequent changes in Tele2’s management structure and the financial information regularly evaluated by the Leadership Team, Tele2’s operating segments have changed. The prior segment Tele2 Sweden has been split on Sweden Consumer and Sweden Business. Tele2 has also separated its IoT (internet-of-things) operations from the segment Other. The comparable numbers have been recasted.

Standards and interpretations applied for the first-time

The Group adopted the requirements of IFRS 9 Financial instruments, effective for annual periods beginning on January 1, 2018. Tele2 has chosen to apply the reliefs in the standard and not restate prior periods. The main impact of adopting IFRS 9 on the Group’s consolidated financial statements resulted in a decrease of equity of SEK -42 million related to loss allowance reserves for accounts receivable and other financial assets. In addition, financial assets have changed to the new measurement categories under IFRS 9 but with no effect to Tele2’s financial statements. Description of the changes as a result of applying IFRS 9 and the effects on the opening balance January 1, 2018 are presented in Note 35.

Other amended standards and new IFRICs (Amendments to: IFRS 2 Classification and Measurement of Sharebased Payment Transactions, IFRS 4 Applying IFRS 9 Financial Instruments with IFRS 4 Insurance Contracts, IAS 40 Transfers of Investment Property and annual improvements to IFRSs 2014-2016 and IFRIC 22 Foreign Currency Transactions and Advance Consideration) which became effective January 1, 2018, have had no material effect on the consolidated financial statements or are not applicable for Tele2.

New and revised accounting standards not yet adopted

The following new and revised standards have been issued by the International Accounting Standards Board (IASB) but are not yet adopted by Tele2:

•                  IFRS 16 Leases (effective for annual periods beginning on January 1, 2019),

•                  Amendments to: IFRS 9 Prepayment Features with Negative Compensation, IAS 19 Plan Amendment, Curtailment or Settlement and IAS 28 Long-term Interests in Associates and Joint Ventures (effective for annual periods beginning on or after January 1, 2019),

•                  Annual improvements to IFRSs 2015-2017 Cycle (effective for annual periods beginning on or after January 1, 2019),

•                  IFRIC 23 Uncertainty over Income Tax Treatments (effective for annual periods beginning on or after January 1, 2019),

•                  Amendments to: References to the Conceptual Framework in IFRS Standards, IFRS 3 Business Combinations and IAS 1 and IAS 8 Definition of Material (effective for annual periods beginning on or after January 1, 2020),

•                  IFRS 17 Insurance Contracts (effective for annual periods beginning on or after January 1, 2021), and

•                  Amendments to: IFRS 10 and IAS 28 Sale or Contribution of Assets between an Investor and its Associate or Joint Venture (postponed, no decided effective date).

IFRS 16 replaces the previous leasing standard IAS 17 Leases and related interpretations and introduces a new definition of a lease that will be used to identify whether a contract contains a lease. For a lessee, IFRS 16 introduces a single accounting treatment; the recognition of a right-of-use asset and a lease liability. For lessors, the finance and operating lease distinction and accounting remains largely unchanged. IFRS 16 will bring a large number of new assets and liabilities onto the balance sheet and will have an impact on reported profit and performance measures. Description of the expected accounting policy choices to be applied, including those relating to the transition approach and the use of practical expedients as a result of applying IFRS 16, and the effects on the opening balance January 1, 2019 are presented in Note 35.

With the exception of IFRS 16, the other new and revised standards are estimated to have no significant effect for Tele2.

Consolidation

Subsidiaries

The consolidated financial statements include the parent company and companies in which the parent company directly or indirectly holds more than 50 percent of the voting rights or in any other way has control. All intercompany balances and transactions have been eliminated. Control is achieved when Tele2 is exposed, or has rights, to variable returns from its involvement with an entity and has the ability to affect those returns through its power over the entity.

The consolidated financial statements are prepared in accordance with the acquisition method. This means that consolidated equity only includes the subsidiary’s equity that has arisen after the acquisition and the consolidated income statements only include earnings from the date of acquisition until the date of divestment, if the subsidiary is sold. The Group’s acquisition value of the shares in subsidiaries consists of the total of the fair value at the time of the acquisition of what was paid in cash, incurred liabilities to former owners or emitted shares, the value of the non-controlling interests in the acquired subsidiary and the fair value of the previously owned share. Contingent consideration is included in the acquisition value and is reported at its fair value at the time of the acquisition. Subsequent effects from the revaluation of contingent consideration are reported in the income statement. Acquired identifiable assets and assumed liabilities are reported initially at their fair value at the time of the acquisition. Exemptions from this principle are made for acquired tax assets/liabilities, employee benefits, share-based payment awards and assets held for sale which are measured according to the principles described below for each item. Exemptions are also made for indemnity assets and reacquired rights. Indemnity rights are valued according to the same principle as the indemnified item. Reacquired rights are valued based on the remaining contractual period even if other market participants would consider the possibilities for contract renewal when doing the valuation. Reported goodwill is measured as the difference between the total purchase price for the shares in the subsidiary, the value of the non-controlling interests in the acquired subsidiary and the fair value of the previously owned share compared to the fair value of acquired assets and assumed liabilities. Acquisition related costs (transaction costs) are recognized as expenses in the period in which they arise.

Non-controlling interest is reported at the time of the acquisition either at its fair value or at its proportional share of the Group’s reported value of the acquired subsidiary’s identified assets and liabilities. The choice of valuation method is made for each business combination. Subsequent profit or loss and other comprehensive income that are related to the non-controlling interests are allocated to the non-controlling interest even if it leads to a negative value for the non-controlling interest.

The acquisition of a non-controlling interest is accounted for as a transaction between the equity holders of the parent company and the non-controlling interest. The difference between paid purchase price and the proportional share of the acquired net assets is reported in equity. Thus no goodwill arises in connection with such transactions.

When the Group loses control of a subsidiary, a gain or loss is calculated as the difference between:

•                                          the aggregate of the fair value of the consideration received and the fair value of any retained interests and

•                                          the previous carrying amount of the assets (including goodwill), and liabilities and any non-controlling interests

Any gain or loss is recognized in profit or loss. All amounts previously recognized in other comprehensive income in relation to that subsidiary are reclassified to profit or loss.

Joint arrangements

Joint arrangements are arrangements of which two or more parties have a joint control. Joint arrangements are classified either as joint operation or joint venture. For joint operations, Tele2 reports its part of assets, liabilities, revenues and expenses and its share of joint assets, liabilities, revenues and expenses line by line in the consolidated financial statements. Sales and other transactions with joint operations are eliminated in the consolidated financial statements. For Tele2, joint operations consists of jointly owned companies. Joint ventures are arrangements where Tele2 has right to the net assets and are accounted for under the equity method. This means that the Group’s carrying amount of the shares in the joint venture corresponds to the Group’s share of equity after application of the Group’s accounting principles as well as any residual value of consolidated surplus values. The Group’s share of the joint venture’s profit or loss after tax is reported under “Operating profit”, along with depreciation of the acquired surplus value.

At the acquisition of a share in a joint arrangement, a purchase price allocation is prepared at the acquisition date. The acquisition date is the date when the Group becomes a part to and jointly shares the control of the joint arrangement. The starting-point for the purchase price allocation consists of the acquisition value of the share in the joint arrangement. The acquisition value is allocated on the Group’s share of the acquisition date fair values of acquired assets and assumed liabilities including related deferred taxes and any implied goodwill.

Associated companies

Associated companies are companies in which Tele2 has a voting power of between 20 percent and 50 percent or has significant influence in some other way.

Associated companies are accounted for in accordance with the equity method. This means that the Group’s carrying amount of the shares in the company corresponds to the Group’s share of equity after application of the Group’s accounting principles as well as any residual value of consolidated surplus values. The share of the company’s profit or loss after tax is reported under “Operating profit”, along with depreciation of the acquired surplus value.

Foreign currency

The accounts of all foreign group companies, joint arrangements and associated companies are prepared in the currency used in the primary economic environment of each company, i.e. the functional currency which for all group companies, joint arrangements and associated companies is the local currency.

The assets and liabilities of foreign group companies, joint arrangements and associated companies are translated into Tele2’s reporting currency (SEK) at the closing exchange rates, while revenues and expenses are translated at the period’s average exchange rates. Exchange rate differences arising from translation are reported in other comprehensive income. When foreign group companies, joint arrangements and associated companies are divested, the accumulated exchange rate difference attributable to the sold operation is recognized in the income statement.

Goodwill and adjustments at fair value that are made in connection with the acquisition of a foreign operation are treated as assets and liabilities in the functional currency of the acquired operation.

Discontinued operations

A discontinued operation is a component of the Group which either has been disposed of or is classified as held for sale, and represents a separate line of business or geographical area of operation. A discontinued operation is reported separately from continuing operations in the income statement, and comparable information for prior periods is re-presented.

Assets classified as held for sale and associated liabilities are presented separately on the face of the balance sheet. Prior periods are not affected. Assets classified as held for sale are valued at the lower of carrying value and fair value less costs to sell (Note 36).

Revenue recognition

Revenues include services to consumers, business to business (B2B), landlords and other operators from mobile and fixed telephony, broadband, digital-TV and basic television services. This includes subscription and periodic charges, call charges, interconnect revenue from other operators, sale of cash cards, sale of products such as mobile phones and modems, connection and installation charges, data and information services and service revenues. Revenues are recognized less discounts and VAT.

Subscription and periodic charges for mobile and fixed telephony services, digital-TV, basic television services, ADSL, leased capacity and internet connection for direct access customers are transferred over time and the revenue is recognized on a straight line basis over the period. The fees are invoiced in advance or monthly after the service has been transferred to the customer, the payment term is typically up to 30 days. Periodic charges for basic television services to landlords are invoiced largely quarterly. When the fees are invoiced in advance and Tele2 has received the consideration or has and unconditional right to the consideration, Tele2 account for a contract liability which is recognized as revenue when the service has been transferred to the customer.

Call charges and interconnect revenue are recognized in the period during which the service is provided.

Revenue from the sale of cash cards and similar prepayments are recognized based on the actual use of the card up until the expiry date. The timing of revenue recognition related to the portion expected not to be exercised by the customer will be recognized as revenue in proportion to the customer use pattern. The timing difference between the payment and the revenue recognized is accounted for as a contract liability.

Revenue from sale of equipment is recognized when control of the equipment and significant risk and rewards of the ownership has been transferred to the customer and the group has the right to payment. The payment is made through monthly instalments or at the time of delivery. When there is a difference in timing between the payment and the revenue recognized for the equipment, the group adjust the transaction prices allocated to the equipment, for the time value of money.

Connection and installation charges and other upfront fees are recognized at the time of the sale to the extent that Tele2 delivered goods or service according to the same principles as for customer contracts containing multiple performance obligations as described above.

Revenues from data and information services such as data buckets, text messages and third party services are recognized when the service is provided.

Services to B2B customers, including functional based solutions for complete telecom and network services that may include switchboard services, fixed and mobile telephony, data communication and other customized services as well as system installations, are recognized over time using the percentage of completion method at which the revenues are recognized gradually during the contract as the services are performed as the customer simultaneously receives and consumes the benefits provided. The stage of completion is determined by services performed to date as a percentage of total services to be performed, based on cost incurred in relation to estimated total cost.

For customer agreements containing multiple deliverables or parts, the contracted revenue is allocated to each part, based on its relative fair value. Services invoiced based on usage are not included in the allocation. Revenues for each part are recognized in the period when control of the goods or service is transferred to the customer. When re-allocating revenue between equipment and services is made it can result in revenue recognition taking place at different time (earlier or later) than the goods or service is paid for. The time difference between the payment and the revenue recognized for the performance obligation is recognized as a contract asset or contract liability, for further information refer to Note 17, 21 and 28.

When Tele2 acts as an agent for another supplier, such as handset sales through third party resellers and content services, the revenue is reported net, i.e. only the part of the revenue that is allocated to Tele2 is reported as revenue when control of the goods is transferred to the customer or in the period during which the service is provided.

Most goods or subscriptions are sold with a right of return. Right to return is normally 14 days for goods and 30 days for subscriptions. If the right to return is expected to be utilized the revenue is recognized when the right has expired. Right to return does not apply for Tele2 when the good or subscription is sold through a third party.

Contract modifications occur due to changes in the price plan or when adding value added services. A change in the price plan will result in a new recognized revenue going forward. The value added services are distinct and priced at fair value and recognized as a new contract.

Operating expenses

Operating expenses are classified according to function, as described below. Depreciation and amortization and personnel costs are stated by function. Total costs for depreciation and amortization are presented in Note 6 and total personnel costs are presented in Note 33.

Cost of services provided and equipment sold

Cost of services provided and equipment sold consists of broadcaster costs, costs for renting networks and capacity, interconnect charges as well as costs for equipment sold (e.g. handsets) to the extent the costs are covered by recognized revenues. The cost of services provided and equipment sold also includes the part of the cost for personnel, premises, purchased services and depreciation and amortization of non-current assets attributable to the production of sold services.

Selling expenses

Selling expenses include costs for the internal sales organization, purchased services, personnel costs, rental costs, bad debt losses as well as depreciation and amortization of non-current assets attributable to sales activities. Advertising and other marketing activities are also included and are expensed as incurred. Selling expenses also include the portion of Tele2’s cost for handsets and other equipment for which Tele2 does not get full cost coverage.

Administrative expenses

Administrative expenses consist of the part of the personnel costs, rental costs, purchased services as well as depreciation and amortization of non-current assets attributable to the other joint functions. Costs associated with the Board of Directors, executive management and corporate functions are included in administrative expenses.

Other operating income and other operating expenses

Other operating income and other operating expenses include secondary activities, exchange rate differences in operating activities and gain/loss on the sale of tangible and intangible assets.

Employee benefits

Share-based payments

Tele2 grants share-based payments to certain employees. Share-based payments are mainly settled with the company’s own shares, so called equity-settled payments. Certain share-based payments are settled in cash, so called cash-settled payments.

The costs for equity-settled payments are based on the fair value of the share rights calculated by an independent party at the date of grant. These payments are reported as employee costs during the vesting period with a corresponding increase in equity. To the extent the vesting conditions in the program are linked to market conditions (TSR), these factors are taken into consideration when determining the fair value of the share rights. Non-market performance conditions (return on capital employed) and service conditions (employment period) are taken into account in employee cost during the vesting period by the change in the number of shares that are expected to finally vest.

Cash-settled share-based incentive programs are measured in the same way as equity-settled share-based payments with the difference that the share-based payment is remeasured at the end of each reporting period. Instead of recognizing an increase in equity the vested fair value is recognized as a liability in the balance sheet up until settlement.

Tele2 records a liability for social security expenses, at each reporting period, for all outstanding share-based payments. The liability is revalued at the end of each reporting period and is based on the share-based payment’s fair value at the end of the reporting date distributed over the vesting period.

Post-employment benefits

The Group has a number of pension schemes. The main part of Tele2’s pension plans consist of defined-contribution plans (Note 33) for which the Group makes payments to public and private pension institutions. Amounts paid or payable to defined-contribution pension plans are reported as an expense during the period in which the employees perform the services to which the contribution relates. The defined-contribution plans ensure a certain predefined payment of premiums and negative changes in the value of investments are not compensated by Tele2. Therefore Tele2 does not bear the risk at the time of pension payment. Only a small part of the Group’s pension commitments relate to defined benefit plans. The net present value of the obligation for these are calculated separately for each defined benefit plan on the basis of assumptions of the future benefits earned during previous and current periods. The obligation is reported in the balance sheet as the net present value of the obligation less the fair value of any plan assets. The defined-benefit pension plans may be funded (partly or wholly) and non-funded. In the funded plans, assets have been separated in a pension trust. These plan assets may only be used to pay benefits under pension agreements.

The cost for the defined-benefit plans are calculated by application of the Projected Unit Credit Method, which means that the cost is distributed over to the employee’s period of service. The calculation is performed annually by an independent actuary. The obligation is valued at the net present value of the expected future payments, taking into account assumptions such as expected future increases in salaries, inflation, health expenses and life span. Expected future payments are discounted with an interest rate that is effective on the closing day for first class corporate bonds, if available, considering the estimated remaining tenor for each obligation. In Sweden, in line with prior years, mortgage bonds are used for determining the discount rate. Actuarial gains and losses are reported in other comprehensive income. For a number of the Group’s employees in Sweden, the retirement pension and family pension are secured by a pension plan in Alecta. According to an announcement from the Swedish Financial Reporting Board, UFR 10, this is a defined-benefit multi-employer plan. In situations when Alecta cannot provide sufficient information to determine an individual company’s share of the total obligation and its plan assets, these pensions plans are being reported as defined-contribution plans. The plans are financed by pension insurances.

Termination benefits

A cost for termination benefits is recognized only if the Group is committed by a formal plan to prematurely terminate an employee’s employment without any possibility of withdrawing the commitment.

Income tax

Income taxes consist of current and deferred tax. Income tax is reported in the income statement except when the underlying transaction is reported in other comprehensive income or in equity. In those cases the related tax effect is also reported in other comprehensive income or in equity.

Current tax is tax that is to be paid or received in respect of the taxable profit (tax loss) for the year including any adjustment of current tax related to previous periods and tax on dividends from subsidiaries.

When accounting for deferred taxes, the balance sheet method is applied. The method implies that deferred tax liabilities and assets are recognized for all temporary differences between the carrying amount of an asset or liability and its tax base, as well as other tax-related deductions or deficits. Such assets and liabilities are not recognized if the temporary difference arises at the initial recognition of goodwill or the initial recognition of assets and liabilities that are not part of a business combination and at the time of the transaction affect neither accounting nor taxable profit/loss. An item which alters the time when an item is taxable or deductible is considered a temporary difference. Deferred tax liabilities and assets are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability settled, based on the tax rates (and tax laws) that have been enacted or substantially enacted by the end of the reporting period.

The recognition of deferred tax assets takes into account tax loss carry-forwards and temporary differences where it is probable that losses and temporary differences will be utilized against future taxable profits. In cases where a company reports losses, an assessment is made of whether there is any convincing evidence that there will be sufficient future profits.

Valuation and accounting of deferred taxes in connection with business combinations is made as part of the measurement of assets and liabilities at the time of acquisition. In these circumstances, the deferred tax assets are assessed at a value corresponding to what the Group expects to utilize. Deferred income tax liabilities are recognized on temporary differences related to subsidiaries, joint arrangements and associates, except when the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

If a deferred tax liability exists and tax loss carry-forwards exist for which a deferred tax asset previously hasn’t been recognized, a deferred tax asset is recognized for at least the extent it can be netted against the deferred tax liability.

Current and deferred tax assets and liabilities are netted only among group companies within the same tax jurisdiction. This form of reporting is only applied when Tele2 intends to offset tax assets and liabilities.

Non-current assets

Intangible assets (Note 13) and tangible assets (Note 14) with a finite useful life are reported at acquisition value with deductions for accumulated depreciation and amortization. Depreciation and amortization are based on the acquisition value of the assets less estimated residual value at the end of the useful life and are recognized on a straight-line basis throughout the asset’s estimated useful life. Useful lives and residual values are subject to annual assessments. Useful lives for intangible and tangible assets are presented below.

Intangible assets
Licenses, utilization rights and software	2–25 years
Trademarks	5 years
Customer agreements	5-15 years

Tangible assets
Buildings	5–30 years
Modems	2–5 years
Machinery and technical plant	2–30 years
Equipment and installations	2–10 years

At the end of each reporting period, an assessment is made of whether there is any indication of impairment of any of the Group’s assets over and above the depreciation according to plans. If there is any indication that a non-current asset has declined in value, a calculation of its recoverable amount is made.

The recoverable amount is the higher of the asset’s value in use and its fair value less costs to sell, which is the value that is obtainable from the sale of the asset to an independent party less costs of disposal. The value in use consists of the present value of all cash flows from the asset during the utilization period as well as the addition of the present value of the fair value less costs to sell at the end of the utilization period. If the estimated recoverable amount is less than the carrying amount, the asset is written down to its recoverable amount.

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

Intangible assets

Tele2 holds a number of licenses entitling it to conduct telephony operations. The expenses related to the acquisition of these licenses are recognized as an asset and amortized on a straight-line basis through the duration of the license agreements.

Goodwill is measured as the difference between the total purchase price for the shares in the subsidiary alternatively the acquired assets and liabilities, the value of the non-controlling interest in the acquired subsidiary and the fair value of the previously owned share, and the Group’s reported value of acquired assets and assumed liabilities less any write-downs.

Goodwill is allocated to the cash generating units that are expected to obtain benefits as a result of the acquisition and is, along with the intangible assets with indefinite lives and intangible assets that are not yet ready to use, subject to at least an annual impairment testing even if there is no indication of a decline in value. Impairment testing of goodwill is at the lowest level at which goodwill is monitored for internal management purposes and for which there are separately identifiable cash flows (cash generating units). The recoverable value of the respective cash generating unit is based on the higher of estimated value in use and fair value less costs to sell. The most important factors that have influenced this year’s impairment testing are presented in Note 13.

In the case of reorganization or divestment involving a change in the composition of cash generating units to which goodwill has been allocated, the goodwill is allocated to the relevant units. The allocation is based on the relative value of the part of the cash generating unit to which the reorganization or divestment relates, and the part that remains after the reorganization or the divestment.

Customer agreements are valued at fair value in conjunction with business combinations. Tele2 applies a model where the average historical customer acquisition cost or, alternatively, the present value of expected future cash flows, is applied to value customer agreements.

Tele2 capitalizes direct development expenses for software which are specific to its operations if the recognition criteria are fulfilled. These expenses are amortized over the utilization period, which begins when the asset is ready for use. Expenses relating to the planning phase of the projects as well as expenses of maintenance and training are expensed as incurred. Other expenses relating to development work are expensed as they arise, since they do not meet the criteria for being reported as an asset. Tele2 doesn’t conduct own research activities.

Tangible assets

Buildings relate to assets intended for use in operations. The acquisition value includes the direct costs attributable to the building.

Machinery and technical plant include equipment and machinery intended for use in operations, such as network installations. The acquisition value includes the direct costs attributable to the construction and installation of networks.

Additional costs for extension and value-increasing improvements are reported as an asset, while additional costs for repairs and maintenance are expensed during the period in which they arise.

Equipment and installations comprise assets used in administration, sales and operations.

Costs for modems that are rented to or used for free by customers are capitalized.

Borrowing costs

Borrowing costs which are directly attributable to the acquisition, construction or production of an asset which requires considerable time to complete for its intended use are included in the acquisition value of the asset. Other borrowing costs are expensed in the period in which they arise.

Leases

Leases are classified as finance or operating leases.

Tele2 as finance lessee

A lease is classified as a finance lease if it transfers substantially all the economic risks and rewards of ownership of an asset to the lessee. When reporting a financial lease in the consolidated financial statements, the leased object is recognized as a tangible asset at the lower of its fair value and the present value of the minimum lease payments, and a corresponding amount is recognized as a lease obligation under financial liabilities (Note 14, Note 26 and Note 31). The asset is depreciated on a straight-line basis over the shorter of the lease term and its useful life, with the estimated residual value deducted at the end of the utilization period. Lease payments are apportioned between interest and repayment of the outstanding liability.

Tele2 as operating lessee

A lease is classified as an operating lease if substantially all the economic risks and rewards of ownership of an asset remain with the leasing company. Payments are expensed in the income statement on a straight-line basis over the leasing period.

Tele2 as finance lessor

When Tele2 act as finance lessor the assets in a financial lease contract are reported in the balance sheet as a financial receivable to an amount equal to the net investment in the lease contract corresponding to the discounted net present value and a sale. The financial income arising from a finance lease is accounted for in accordance with a constant remuneration (fixed interest rate).

Tele2 as operating lessor

Rental revenues from operating leases are recognized on a straight-line basis over the term of the relevant lease. The leased asset is kept on the balance sheet and depreciated over its estimated useful life.

Dismantling costs

When there is a legal or constructive obligation to a third party, the estimated cost of dismantling and removing the asset and restoring the site/area is included in the acquisition value. Any change to the estimated cost of dismantling and removing an asset and restoring the site is added to or subtracted from the carrying amount of the particular asset.

Inventories

Inventories of materials and supplies are valued in accordance with the first-in, first-out principle at the lower of acquisition value and net realizable value. Tele2’s inventories essentially consist of telephones, SIM cards, modems and other equipment held for sale.

Contract assets and contract liabilities

A contract asset is Tele2’s right to payment for goods and services already transferred to the customer if that right to payment is conditional on something other than the passage of time. For example in bundled contracts that include both equipment such as handset and telecom services, Tele2 will recognize a contract asset when it has fulfilled the contract obligation to deliver the handset but must perform the telecom service obligations before being entitled to payment. This is in contrast to a receivable, which is the right to payment that is unconditional, except for the passage of time. A contract liability is Tele2’s obligation to transfer goods or services to a customer at the earlier of when the customer prepays consideration or the time that the customer’s consideration is due for goods and services Tele2 will yet provide. Contract assets are included in the balance sheet items Receivable from sold equipment Note 17 and Note 21 and accrued income Note 22. Contract liabilities are included in the balance sheet item Deferred income Note 28.

Financial assets and liabilities

The Group has adopted the requirements of IFRS 9 Financial instruments, effective for annual periods beginning on January 1, 2018. Tele2 has chosen to apply the reliefs in the standard and not restate prior periods, as a consequence, the accounting principles for financial instruments are presented according to IFRS 9 below as well as IAS 39 separately further below.

Accounting principles according to IFRS 9 adopted from January 1, 2018

Financial assets recognized in the balance sheet include other financial assets, accounts receivable, other current receivables, current investments and cash and cash equivalents. Financial liabilities recognized in the balance sheet include liabilities to credit institutions and similar liabilities, other interest-bearing liabilities, accounts payable and other current liabilities. Financial assets and liabilities due for payment more than one year after the end of the reporting period is reported as non-current. Other financial assets and liabilities are reported as current.

Acquisitions and sales of financial assets are recognized on the trade date, which is the date that the Group has an undertaking to acquire or sell the asset. Financial liabilities are recognized in the balance sheet when Tele2 becomes a party to the contractual provisions of the instrument.

A financial asset is derecognized when the rights to receive benefits have been realized, expired or the company loses control over the asset. The same applies to components of a financial asset. In instances where Tele2 retains the contractual rights to the cash flows from a financial asset but assumes a contractual obligation to pass on those cash flows to a third party (a pass through obligation), the financial asset is only derecognized when substantially all risks and rewards of ownership of the financial asset has been transferred and the following conditions exist:

•                  Tele2 has no obligation to pay amounts to the third party unless Tele2 collects equivalent amounts from the original asset,

•                  Tele2 is prohibited by the terms of the transfer arrangement from selling or pledging the original asset other than as security to the third party for the obligation to pay it cash flows, and

•                  Tele2 has an obligation to pass on or remit the cash flows that it has collected on behalf of the third party without material delay.

A financial liability is derecognized when the contractual obligation is discharged or extinguished in some other way. The same applies to components of a financial liability.

Financial instruments are initially recognized at the acquisition date fair value and subsequently to either fair value or amortized cost based on the initial categorization. The categorization reflects both the Group’s business model for managing the assets and the contractual cash flow characteristics of the financial assets and is determined on initial recognition.

Measurement of the fair value of financial instruments

Various measurement methods are used to estimate the fair value of financial instruments not traded on an active market. When determining the fair value of interest swaps and currency derivatives official market listings are used as input in calculations of discounted cash flows. The fair value of loan liabilities is measured using generally accepted methods, such as discounting expected future cash flows at prevailing interest rates.

Calculation of amortized cost of financial instruments

Amortized cost is calculated by using the effective interest method, which means that any premiums or discounts and directly attributable costs or income are recognized on an accrual basis over the life of the contract using the calculated effective interest rate. The effective interest rate is the rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial asset or financial liability to the gross carrying amount of a financial asset or to the amortized cost of a financial liability.

Offsetting financial assets and liabilities

Financial assets and liabilities are offset and the net amount is presented in the balance sheet when a legal right of set-off exists and the Group intends to settle on a net basis or to realize the asset and settle the liability simultaneously.

Financial assets

Tele2’s other non-current securities mainly consist of holdings of unlisted shares, and these are classified as “Assets at fair value through profit or loss”. Assets in this category are initially reported at acquisition value, i.e. fair value at the time of acquisition, and valued thereafter on a continuous basis at fair value. Transaction costs are recognized in the income statement. The fair value change is reported in the income statement among other financial items.

Tele2’s accounts receivables and other receivables are categorized as “Assets at amortized cost” initially reported at fair value and subsequently at amortized cost. An allowance for expected credit losses has to be calculated according to IFRS 9, no matter if a loss event has occurred or not. Tele2 applies the simplified approach to recognize expected credit losses for trade receivables and contract assets that result from transactions within the scope of IFRS 15 (Revenues from contracts with customers) and for finance lease receivables. For finance lease receivables this is a policy choice. The simplified approach applies a matrix model and is always based on lifetime expected credit losses considering information about historical data adjusted for current conditions and forecasts of future events and economic conditions, please refer to Note 20. Any impairment loss is reported as an operating expense.

Cash and cash equivalents are categorized as “Assets at amortized cost” initially reported at fair value and subsequently at amortized cost. Cash and cash equivalents consist of cash and bank balances as well as current investments with a maturity of less than three months from the time of acquisition. The general impairment model in IFRS 9 is applied to cash and cash equivalents and the identified impairment loss was immaterial.

Restricted cash and cash equivalents are reported as current investments if they may be released within 12 months and as non-current financial assets if they are to be restricted for more than 12 months.

Financial liabilities

Financial liabilities are categorized as “Financial liabilities at amortized cost”. These are initially measured at fair value and then at amortized cost using the effective interest method. Direct costs related to the origination of loans are included in the acquisition value. For accounts payables and other financial debts, with a short maturity, the subsequent valuation is done at the nominal amount.

Derivatives and hedge accounting

The Group designates certain derivatives as hedging instruments in respect of cash flow hedges, interest rate risk in fair value hedges, and hedges of net investments in foreign operations.

At the inception of the hedge relationship, the Group documents the relationship between the hedging instrument and the hedged item, along with its risk management objectives and its strategy for undertaking various hedge transactions. Furthermore, at the inception of the hedge and on an ongoing basis, the Group documents whether the hedging instrument is effective in offsetting changes in cash flows or fair values of the hedged item attributable to the hedged risk, which is when the hedging relationships meet all of the following hedge effectiveness requirements:

•                  there is an economic relationship between the hedged item and the hedging instrument;

•                  the effect of credit risk does not dominate the value changes that result from that economic relationship; and

•                  the hedge ratio of the hedging relationship is the same as that resulting from the quantity of the hedged item that the Group actually hedges and the quantity of the hedging instrument that the Group actually uses to hedge that quantity of hedged item

If a hedging relationship ceases to meet the hedge effectiveness requirement relating to the hedge ratio but the risk management objective for that designated hedging relationship remains the same, the Group adjusts the hedge ratio of the hedging relationship (i.e. rebalances the hedge) so that it meets the qualifying criteria again.

Furthermore, if the Group expects that some or all of the loss accumulated in cost of hedging reserve will not be recovered in the future, that amount is immediately reclassified to profit or loss. Note 2 describes the details of the fair values of the derivative instruments used for hedging purposes as well as the changes in the hedging reserve in equity.

Exchange rate fluctuations on loans in foreign currency and changes in value of other financial instruments (currency derivatives) that meet the hedge accounting requirements of net investment in foreign operations are reported on a continuous basis in other comprehensive income. The Group designates only the intrinsic value of currency swap contracts, designated for hedging of net investments in foreign operations, as a hedged item, i.e. excluding the time value of the swap. The changes in the fair value of the aligned time value of the swap are recognized in the income statement. The ineffective portion of the exchange rate fluctuation and the change in value are reported in the income statement under other financial items. When divesting foreign operations, the previously recognized accumulated exchange rate difference attributable to the divested operation is recycled to the income statement.

Cash flow hedges are reported in the same way as hedges of net investments in foreign operations. This means that the effective portion of the gain or loss on an interest swap which meets the criteria for cash-flow hedge accounting is recognized in other comprehensive income and the ineffective portion is recognized in profit or loss within financial items. When cash flows relating to the hedged item are reported in profit or loss, amounts are transferred from equity to offset them. For more information regarding cash flow hedges, please refer to Note 2 and Note 26.

The Group discontinues hedge accounting only when the hedging relationship (or a part thereof) ceases to meet the qualifying criteria (after rebalancing, if applicable).When a hedging instrument related to future cash flows is due, sold, divested or settled or the Group discontinues the hedge relation before the hedged transaction has occurred and the forecasted transaction is still expected to occur, the accumulated reported gain or loss remains in the hedge reserve in equity and is reported in the income statement when the transaction occurs. If the hedged transaction is no longer expected to occur, the hedging instrument’s accumulated gain or loss is immediately reported in the income statement.

For fair value hedges, the effective and ineffective portions of the change in fair value of the derivative, along with the gain or loss on the hedged item attributable to the risk being hedged, are recognized in the income statement in the same line.

Other derivatives are measured at their fair value through profit or loss.

Receivables and liabilities in foreign currency

Receivables and liabilities of the Group denominated in foreign currencies are translated into Swedish crowns by applying the period-end rates.

Gains or losses on foreign exchanges relating to regular operations are included in the income statement under Other operating income/expenses. Gains or losses on foreign exchanges in financial assets and liabilities are reported within profit/loss from financial items.

When long-term lending to/borrowing from Tele2’s foreign operations is regarded as a permanent part of the parent company’s financing of/borrowing from foreign operations, and thus as an expansion/reduction of the parent company’s investment in the foreign operations, the exchange rate changes of these intra-group balances are reported in Other comprehensive income.

A summary of the exchange rate differences reported in other comprehensive income is presented in the statement of comprehensive income and the differences which affected profit or loss for the year are presented in Note 3.

Accounting principles according to IAS 39 applied until December 31, 2017

Financial assets recognized in the balance sheet include other financial assets, accounts receivable, other current receivables, current investments and cash and cash equivalents. Financial liabilities recognized in the balance sheet include liabilities to credit institutions and similar liabilities, other interest-bearing liabilities, accounts payable and other current liabilities. Financial assets and liabilities due for payment more than one year after the end of the reporting period is reported as non-current. Other financial assets and liabilities are reported as current.

Acquisitions and sales of financial assets are recognized on the trade date, which is the date that the Group has an undertaking to acquire or sell the asset. Financial liabilities are recognized in the balance sheet when Tele2 becomes a party to the contractual provisions of the instrument.

A financial asset is derecognized when the rights to receive benefits have been realized, expired or the company loses control over the asset. The same applies to components of a financial asset. In instances where Tele2 retains the contractual rights to the cash flows from a financial asset but assumes a contractual obligation to pass on those cash flows to a third party (a pass through obligation), the financial asset is only derecognized when substantially all risks and rewards of ownership of the financial asset has been transferred and the following conditions exist:

•                  Tele2 has no obligation to pay amounts to the third party unless Tele2 collects equivalent amounts from the original asset,

•                  Tele2 is prohibited by the terms of the transfer arrangement from selling or pledging the original asset other than as security to the third party for the obligation to pay it cash flows, and

•                  Tele2 has an obligation to pass on or remit the cash flows that it has collected on behalf of the third party without material delay.

A financial liability is derecognized when the contractual obligation is discharged or extinguished in some other way. The same applies to components of a financial liability.

Financial instruments are initially recognized at the acquisition date fair value and subsequently to either fair value or amortized cost based on the initial categorization. The categorization reflects the purpose of the holding and is determined on initial recognition.

Measurement of the fair value of financial instruments

Various measurement methods are used to estimate the fair value of financial instruments not traded on an active market. When determining the fair value of interest swaps and currency derivatives official market listings are used as input in calculations of discounted cash flows. The fair value of loan liabilities is measured using generally accepted methods, such as discounting expected future cash flows at prevailing interest rates.

Calculation of amortized cost of financial instruments

Amortized cost is calculated by using the effective interest method, which means that any premiums or discounts and directly attributable costs or income are recognized on an accrual basis over the life of the contract using the calculated effective interest rate. The effective interest rate is the rate which gives the instrument’s cost of acquisition as a result when discounting the future cash flows.

Offsetting financial assets and liabilities

Financial assets and liabilities are offset and the net amount is presented in the balance sheet when a legal right of set-off exists and the Group intends to settle on a net basis or to realize the asset and settle the liability simultaneously.

Financial assets

Tele2’s other non-current securities mainly consist of holdings of unlisted shares, and these are classified as “Assets at fair value through profit or loss”. Assets in this category are initially reported at acquisition value, i.e. fair value at the time of acquisition, and valued thereafter on a continuous basis at fair value. Transaction costs are recognized in the income statement. The fair value change is reported in the income statement among other financial items.

Tele2’s accounts receivables and other receivables are categorized as “Loans and receivables” initially reported at fair value and subsequently at amortized cost. For accounts receivables and other receivables, with a short maturity, the subsequent valuation is done at the nominal amount. On each closing day, an impairment assessment of these assets is made based on the time each individual accounts receivable has been overdue. Any impairment loss is reported as an operating expense.

Cash and cash equivalents are categorized as “Assets at amortized cost” initially reported at fair value and subsequently at amortized cost. Cash and cash equivalents consist of cash and bank balances as well as current investments with a maturity of less than three months from the time of acquisition.

Restricted cash and cash equivalents are reported as current investments if they may be released within 12 months and as non-current financial assets if they are to be restricted for more than 12 months.

Financial liabilities

Financial liabilities are categorized as “Financial liabilities at amortized cost”. These are initially measured at fair value and then at amortized cost using the effective interest method. Direct costs related to the origination of loans are included in the acquisition value. For accounts payables and other financial debts, with a short maturity, the subsequent valuation is done at the nominal amount.

Derivatives and hedge accounting

Exchange rate fluctuations on loans in foreign currency and changes in value of other financial instruments (currency derivatives) that meet the hedge accounting requirements of net investment in foreign operations are reported on a continuous basis in other comprehensive income. The ineffective portion of the exchange rate fluctuation and the change in value are reported in the income statement under other financial items. When divesting foreign operations, the previously recognized accumulated exchange rate difference attributable to the divested operation is recycled to the income statement.

Cash flow hedges are reported in the same way as hedges of net investments in foreign operations. This means that the effective portion of the gain or loss on an interest swap which meets the criteria for cash-flow hedge accounting is recognized in other comprehensive income and the ineffective portion is recognized in profit or loss within financial items. When cash flows relating to the hedged item are reported in profit or loss, amounts are transferred from equity to offset them. For more information regarding cash flow hedges, please refer to Note 2 and Note 26.

When a hedging instrument related to future cash flows is due, sold, divested or settled or the Group discontinues the hedge relation before the hedged transaction has occurred and the forecasted transaction is still expected to occur, the accumulated reported gain or loss remains in the hedge reserve in equity and is reported in the income statement when the transaction occurs. If the hedged transaction is no longer expected to occur, the hedging instrument’s accumulated gain or loss is immediately reported in the income statement.

The hedges are judged to be effective when there is an economic relationship between the hedged item and the hedging instrument; the effect of credit risk does not dominate the value changes; and the hedge ratio of the hedging relationship is the same as that resulting from the actual quantity of the hedged item that the Group hedges and the quantity of the hedging instrument that the Group actually uses to hedge that quantity of hedged item

Other derivatives are measured at their fair value through profit or loss.

Receivables and liabilities in foreign currency

Receivables and liabilities of the Group denominated in foreign currencies are translated into Swedish crowns by applying the period-end rates.

Gains or losses on foreign exchanges relating to regular operations are included in the income statement under Other operating income/expenses. Gains or losses on foreign exchanges in financial assets and liabilities are reported within profit/loss from financial items.

When long-term lending to/borrowing from Tele2’s foreign operations is regarded as a permanent part of the parent company’s financing of/borrowing from foreign operations, and thus as an expansion/reduction of the parent company’s investment in the foreign operations, the exchange rate changes of these intra-group balances are reported in Other comprehensive income.

A summary of the exchange rate differences reported in other comprehensive income is presented in the statement of comprehensive income and the differences which affected profit or loss for the year are presented in Note 3.

Capitalized contract costs

Costs to obtain a contract are capitalized as contract costs assets. These costs are incremental costs incurred when obtaining a contract with a customer and are typically internal and external sales provisions. When businesses are acquired, customer agreements acquired as part of the acquisition are fair valued and capitalized as intangible assets.

The asset is amortized on a straight-line basis over the average customer life period if the cost is assessed as recoverable at portfolio level. Amortization is recognized as an operating cost, in order for this cost to be reflected in the operational business.

Amortization periods:
Consumer contracts                                   3 - 24 months
Business contracts                                            3 - 36 months

The asset is impaired in accordance with IFRS 15. An impairment exists if the carrying amount exceeds the amount of consideration Tele2 expects to receive in exchange for providing the associated goods and services, less the remaining costs that relate directly to providing those good and services.

Equity

Equity consists of registered share capital, other paid-in capital, hedge reserve, translation reserve, retained earnings, profit/loss for the year and non-controlling interests.

Other paid-in capital relates to share premiums from the issues of new shares. Additional direct costs attributable to the issue of new shares are reported directly against equity as a reduction, net after taxes, of proceeds from the share issue.

The hedge reserve includes translation differences on external loans in foreign currencies and changes in values of financial instruments (currency derivatives) which are used to hedge net investments in foreign operations and the effective portion of gains or losses on interest swaps used to hedge future interest payments.

Translation reserve includes translation differences attributable to the translation of foreign operations into Tele2’s reporting currency as well as translation differences on intra-group balances which are considered an expansion/reduction of the parent company’s net investment in foreign operations.

Non-controlling interests represent the value of minority shares in subsidiaries included in the consolidated accounts. The accounting policies relating to non-controlling interests are described in the section regarding consolidation above.

Number of shares and earnings per share

Basic earnings per share are calculated by dividing the profit or loss of the year attributable to the parent company’s owners by the weighted average number of outstanding shares during the period. To calculate diluted earnings per share the weighted average numbers of outstanding shares are adjusted for the dilutive effect of the total potential number of shares consisting of share based instruments settled with shares. Share based instruments have a dilutive effect if the exercise price plus the fair value of future services is below the quoted price and the dilutive effect increases when the size of this difference increases (Note 25).

Provisions

Provisions are reported when a company within the Group has a legal or constructive obligation as a result of past events, and it is probable that payments, which can be reliably estimated, will be required in order to settle the obligation.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to passage of time is recognized as interest expense.

Contingent liabilities

A contingent liability exists if there is a possible obligation related to a past event and whose existence is confirmed only by one or several uncertain future events, and when there is an obligation that is not reported as a liability or a provision because it is not probable that an outflow of resources will be required, or the amount of the obligation cannot be calculated with sufficient reliability. Disclosure is presented unless the probability of an outflow of resources is remote.

Segment reporting

Segment

Since the risks in Tele2’s operations are mainly linked to the various markets in which the company operates, Tele2 follows up and analyses its business on country level. Hence each country represents Tele2’s operating segments, apart from Tele2 Sweden which is split on Sweden Consumer and Sweden Business and the segments IoT (internet-of-things) and Other which are reported separately. Tele2 has chosen Adjusted EBITDA as the profit or loss measure for the reportable segments. The segment reporting is in line with the internal reporting to the chief operating decision maker, which is Tele2’s “Leadership Team” (LT).

The segment Other mainly includes the parent company Tele2 AB and central functions, and other minor operations.

Tele2 Sweden (Tele2 Sverige AB) is split into core operations and central group functions. Core operations is reported in the segments Sweden Consumer and Sweden Business and central functions are included in the segment Other. The core operations of Tele2 Sweden comprise the commercial activities within Sweden Consumer and Sweden Business, including the communications services of mobile, fixed telephony, fixed broadband, business solutions and domestic carrier business. The central functions of Tele2 Sweden comprise the activities which provide services for the benefit of Tele2 AB’s shareholders, other group companies (including the core operations of Sweden Consumer and Sweden Business), and to divested operations. These services are provided for example from group-wide departments such as finance, procurement, legal, product development, shared service center, network and IT, and international carrier.

Segment information is presented in Note 5.

The same accounting principles are applied to the segments and the Group.

Internal pricing

The sales of services in the Tele2 Group are made on market terms. Group-wide costs are invoiced to operations that have used the services.

Services

Services that are offered within the segments are mobile telephony, digital-TV, fixed broadband, fixed telephony and DSL, business solutions and other operations.

The mobile service comprises various types of subscriptions for residential and business customers as well as prepaid cards. Mobile also includes mobile broadband, fixed telephony via mobile network (FVM), IoT (internet-of-things), and mobile carrier. Tele2 either owns the networks or rents them from other operators a set-up called MVNO.

Digital-TV includes digital-TV delivered via fixed infrastructure and digital terrestrial television.

Fixed broadband includes any fixed Internet service for end-customer that is not xDSL-based (copper telephone cables) for the “last mile” connection. For Tele2 this mostly means either Vertical Fibre Coax, Fibre-to-the-Home (FTTH), or Fibre-to-the-Building (FTTB). Connection to customer can be direct access, local-loop unbundling (if not xDSL), or Open network (where Tele2 is Communication service provider).

Fixed telephony and DSL includes resold products within fixed telephony and xDSL-based subscriber services via copper telephone cables and internet via dial-up modem.

Business solutions consists of services to business customers that are complex and custom made, such as managed hardware, hosting, PBX services, consultancy, business LAN networks, services for landlords (ex. basic TV) and communication provider in open networks.

Judgement of accounting principles

When choosing and applying Tele2’s accounting principles, the Board and the President have made the following choices:

Choice of accounting principle for put options

Put options issued or received by Tele2 in connection with business combinations, where the put options give the minority owner a right to sell its shares or part of its shares to Tele2, are initially, at the acquisition date, recognized as a non-controlling interest. The non-controlling interest is then immediately reclassified as a financial liability. The financial liability is subsequently recognized at its fair value at each reporting date, with the fair value changes reported within financial items in profit or loss.

An alternative method, not chosen by Tele2, would be to initially report both a non-controlling interest and a financial liability with opposite booking of the liability directly to equity and the following changes in the liability’s fair value reported in profit or loss. Another alternative is to report on a current basis a non-controlling interest which is reclassified as a financial liability at each reporting period. The difference between the reclassified non-controlling interest and the fair value of the financial liability would be reported as a change of the non-controlling interest within equity.

Goodwill — level for goodwill impairment testing

Goodwill arising from business combinations is allocated to the cash-generating units which are expected to receive future economic benefits, in the form of synergies, for example, from the acquired operation. If separate cash-generating units cannot be identified, goodwill is allocated to the lowest level at which the operation and its assets are monitored for internal management purposes, which is the operating segment.

Estimates and judgments

As part of preparing the consolidated financial statements management is required to make certain estimates and judgments. The estimates and judgments are based on historical experience and a number of other assumptions aimed at providing a decision regarding the value of the assets or liabilities which cannot be determined in any other way. The actual outcome may vary from these estimates and judgments.

The most crucial assessments and estimates used in preparing the Group’s consolidated financial statements are as follows:

Joint arrangements

In Sweden, Tele2 is part of two joint arrangements concerning mobile networks that are classified as joint operations, Svenska UMTS-nät AB (together with Telia Company) and Net4Mobility HB (together with Telenor). Tele2 has chosen to classify these two joint arrangements as joint operations as Tele2 considered that, through the agreements between the parties, they have the rights to the assets and obligations for the liabilities as well as corresponding revenues and expenses related to each arrangement. As basis for the classification, additional decisive factors are that the parties in each arrangement have the rights to substantially all of the economic benefits from the assets in each operation and the jointly owned companies are dependent on its owners for settling its liabilities on a continuous basis.

Revenue recognition

Revenue recognition in Tele2 requires management to make judgments and estimates in a number of cases, mainly to determine fair values and the period in which the revenue should be recognized. Many agreements bundle products and services into one customer offering which for accounting purposes requires allocating revenue to each part based on its relative fair value using accounting estimates. Determining whether revenues should be recognized immediately or be deferred require management to make judgments as to when the services and equipment have been provided, the fair value of each part as well as estimates regarding the remaining contract period. Please refer to Note 17 and 21 concerning receivables for sold equipment and Note 22 for other accrued revenues.

Valuation of acquired intangible assets

When acquiring businesses, intangible assets are measured at fair value. If there is an active market for the acquired assets, the fair value is measured based on the prices on this market. Since there are often no active markets for these assets, valuation models have been developed to estimate the fair value. Examples of valuation models are discounted cash flows models and estimates of Tele2’s historical costs of acquiring equivalent assets. Please refer to Note 15 for acquisitions during the year.

Impairment test goodwill

When estimating the recoverable amount of cash generating units for goodwill impairment purposes, the Group makes assumptions regarding future events and key parameters. The assumptions made and sensitivity analyses are disclosed in Note 13. These kinds of assessments, by nature, include some uncertainty related to projected growth rates, profit margins, investment levels and discount rates. Should the actual outcome for a specific period differ from the expected outcome, the expected future cash flows may need to be reconsidered, which could lead to a write-down.

Valuation of non-current assets with a finite useful life

If the recoverable amount falls below the book value, an impairment loss is recognized. At each balance sheet date, a number of factors are analyzed in order to assess whether there is any indication of impairment. If such indication exists, an impairment test is prepared based on management’s estimate of future cash flows including the applied discount rate. Please refer to Note 13 and Note 14.

Useful lives of non-current assets

When determining the useful life of groups of assets, historical experience and assumptions about future technical development are taken into account. Depreciation rates are based on the acquisition value of the non-current assets and the estimated utilization period less the estimated residual value at the end of the utilization period. If technology develops faster than expected or competition, regulatory or market conditions develop differently than expected, the Group’s evaluation of utilization periods and residual values will be influenced.

Valuation of deferred income tax receivables and uncertain tax positions

Recognition of deferred income tax takes into consideration temporary differences and unutilized loss carry-forwards. Deferred tax assets are reported for deductible temporary differences and loss carry-forwards only to the extent that it is considered probable that they can be utilized to offset future taxable profits. Management updates its assessments on items related to deferred income taxes and uncertain tax positions at regular intervals. The valuation of deferred tax assets is based on expectations of future results and market conditions, which are naturally subjective. The actual outcome may differ from the assessments, partly as a result of future changes in business circumstances, which were not known at the time of the assessments, changes in tax laws or interpretations or the result of the taxation authorities’ or courts’ final examination of submitted tax returns. Please refer to Note 12.

Provisions for disputes and damages

Tele2 is party to a number of disputes. For each separate dispute, an assessment of the most likely outcome is made, and reported in the consolidated financial statements accordingly, see Note 27 and Note 30.

Valuation of accounts receivable

Accounts receivables are valued on a current basis and reported at amortized cost. Reserves for doubtful accounts are based on lifetime expected credit losses considering information about historical data adjusted for current conditions and forecasts of future events and economic conditions, see Note 20.

Other information

Tele2 AB (publ), company registration nr 556410-8917, is a limited company, with its registered office in Stockholm, Sweden. The company’s registered office (phone +46 8 5620 0060) is at Skeppsbron 18, Box 2094, 103 13 Stockholm, Sweden. The annual report was approved by the board of directors for issuance on March 29, 2019. The balance sheet and income statement are subject to adoption by the Annual General Meeting on May 6, 2019.

Note 2    Financial risk management and financial instruments

Through its operations, the Group is exposed to various financial risks such as currency risk, interest risk, liquidity risk and credit risk. Financial risk management is mainly centralized to the treasury function. The aim is to control and minimize the Group’s financial risks as well as financial costs, and optimize the relationship between risk and cost.

Tele2’s financial assets consist mainly of receivables from end customers, other operators and resellers and cash and cash equivalents. Tele2’s financial liabilities consist mainly of loans, bonds and accounts payables. Classification of financial assets and liabilities including their fair value is presented below.

	Dec 31, 2018
	Assets and liabilities at fair value through profit/loss
SEK million	Derivative instruments designated for hedge accounting		Other instruments (level 3)		Assets at amortized cost	Financial liabilities at amortized cost	Total reported value	Fair value
Other financial assets	—		7	(1)	898	—	905	905
Accounts receivables	—		—		2,509	—	2,509	2,509
Other current receivables	33	(3)	—		2,364	—	2,397	2,397
Current investments	—		—		2	—	2	2
Cash and cash equivalents	—		—		404	—	404	404
Assets classified as held for sale	—		—		2,659	—	2,659	2,659
Total financial assets	33		7		8,836	—	8,876	8,876

Liabilities to financial institutions and similar liabilities	—		—		—	28,069	28,069	28,136	(3)
Other interest-bearing liabilities	113	(3)	15	(2)	—	109	237	237	(2),(3)
Accounts payable	—		—		—	3,004	3,004	3,004
Other current liabilities	—		—		—	689	689	689
Liabilities directly associated with assets classified as held for sale	—		764	(2)	—	1,361	2,125	2,113	(2),(3)
Total financial liabilities	113		779		—	33,232	34,124	34,179

	Dec 31, 2017
SEK million	Assets and liabilities at fair value through profit/loss		Loans and receivables	Derivative instruments designated for hedge accounting		Financial liabilities at amortized cost	Total reported value	Fair value
Other financial assets	1	(1)	658	—		—	659	659
Accounts receivables	—		2,224	—		—	2,224	2,224
Other current receivables	—		2,902	17	(3)	—	2,919	2,919
Current investments	—		3	—		—	3	3
Cash and cash equivalents	—		802	—		—	802	802
Assets classified as held for sale	—		2,243	—		—	2,243	2,243
Total financial assets	1		8,832	17		—	8,850	8,850

Liabilities to financial institutions and similar liabilities	—		—	—		10,546	10,546	10,629	(3)
Other interest-bearing liabilities	456	(2)	—	156	(3)	147	759	790	(2),(3)
Accounts payable	—		—	—		1,937	1,937	1,937
Other current liabilities	—		—	—		1,405	1,405	1,405
Liabilities directly associated with assets classified as held for sale	—		—	—		967	967	967
Total financial liabilities	456		—	156		15,002	15,614	15,728

	Dec 31, 2016
	Assets and liabilities at fair value through profit/loss		Loans and receivables	Derivative instruments designated for hedge accounting		Financial liabilities at amortized cost	Total reported value	Fair value
Other financial assets	1	(1)	1,407	—		—	1,408	1,408
Accounts receivables	—		2,784	—		—	2,784	2,784
Other current receivables	—		3,616	55	(3)	—	3,671	3,671
Current investments	—		21	—		—	21	21
Cash and cash equivalents	—		257	—		—	257	257
Total financial assets	1		8,085	55		—	8,141	8,141

Liabilities to financial institutions and similar liabilities	—		—	—		10,449	10,449	10,343	(3)
Other interest-bearing liabilities	124	(2)	—	217	(3)	242	583	597	(2),(3)
Accounts payable	—		—	—		3,202	3,202	3,202
Other current liabilities	—		—	—		1,172	1,172	1,172
Total financial liabilities	124		—	217		15,065	15,406	15,314

For the determination of fair values on financial assets and liabilities the following levels, according to IFRS 13, and inputs have been used:

(1)         Level 3: measured at fair value through profit/loss, which on initial recognition were designated for this type of measurement. Discounted future cash flow models are used to estimate the fair value.

(2)         Level 3:

•                  earn out Tele2 Kazakhstan. The fair value is based on the transaction entered into with Asianet and Kazakhtelecom. The valuation is based on discounted future cash flows on the assumptions further described in Note 36.

•                  deferred consideration for business acquisitions is based on expected future cash flows, please refer to Note 26.

•                  for the long-term incentive program IoTP, the fair value of the liability is determined with support from an independent valuation institute, please refer to Note 33 for information concerning the program.

(3)         Level 2: observable market data have been used as input to determine the fair value of interest-, fair value- and foreign exchange rate derivatives, loans with fixed interest rate and other non-current interest bearing liabilities valued at fair value at initial recognition with subsequent measurement at amortized cost.

Changes in financial assets and liabilities valued at fair value through profit/loss in level 3 is presented below.

	Dec 31, 2018		Dec 31, 2017		Dec 31, 2016
SEK million	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
As of January 1	1	456	1	124	9	541
Business combinations, Com Hem	6	—	—	—	—	—
Changes in fair value:
- earn-out Kazakhstan(1)	—	332	—	332	—	100
- put-option Kazakhstan	—	—	—	—	—	(413)
Divestment of shares	—	—	—	—	(8)	—
Payment of liability	—	—	—	—	—	(125)
Other contingent considerations:
-paid	—	(12)	—	(8)	—	—
-other changes	—	3	—	8	—	24
Exchange rate differences(2)	—	—	—	—	—	(3)
As of the end of the period	7	779	1	456	1	124

(1) Reported as discontinued operations, please refer to Note 36
(2) Recognized in other comprehensive income

Since accounts receivables, accounts payables and other current liabilities are short-term, discounting of cash flows does not cause any material differences between the fair value and carrying value.

During the year no transfers were made between the different levels in the fair value hierarchy and no significant changes were made to valuation techniques, inputs used or assumptions.

From January 1, 2018, Tele2 adopted an expected credit loss model for financial assets triggered by IFRS 9. Please refer to Note 35 for more information on the changes due to the adoption of IFRS 9.

Tele2 Sweden transfers the right for payment of certain operating receivables to financial institutions. During 2018 the right of payment transferred to third parties without recourse or remaining credit exposure for Tele2 corresponded to SEK 1 516 (2017: 1,327 and 2016: 1,447) million and resulted in a positive effect on cash flow.

Net gains/losses on financial instruments, including assets- and liabilities directly associated with assets classified as held for sale, amounted to SEK (509) (2017: (712) and 2016: 133) million, of which loan and trade receivables amounted to SEK (176) (2017: (378) and 2016: (173)) million, derivatives to SEK (1) (2017: (3) and 2016: (5)) million and financial assets and liabilities at fair value through profit/loss to SEK (332) (2017: (331) and 2016: 311) million.

The Group has derivative contracts which are covered by master netting agreements. That means a right exists to set off assets and liabilities with the same party, which is not reflected in the accounting where gross accounting is applied. The value of reported derivatives at December 31, 2018 amounted on the asset side to SEK 33 (2017: 17 and 2016: 55) million and on the liabilities side to SEK 113 (2017: 156 and 2016: 217) million of which SEK 7 (2017: - and 2016: 8) million can be netted against the asset side.

Capital structure management

The Tele2 Group’s view on capital structure management (equity and net debt) incorporates several inputs, of which the main items are listed below.

•                  The Board of Directors of Tele2 have set the following policies for financial leverage and shareholder remuneration:

•                  Tele2 will seek to operate within an economic net debt/adjusted EBITDA range of between 2.5-3.0x and maintain investment grade credit metrics

•                  Tele2’s policy will aim to maintain target leverage by distributing capital to shareholders through:

•             An ordinary dividend of at least 80 percent of equity free cash flow; and

•             Extraordinary dividends and/or share repurchases, based on remaining equity free cash flow, proceeds from asset sales and re-leveraging of EBITDA growth

•                  On a continuous basis, Tele2 will diversify its financing both in terms of duration and funding sources. A stable financial position is important in order to minimize refinancing risk.

The Board of Directors reviews the capital structure annually and as needed.

Currency risk

Currency risk is the risk of changes in exchange rates having a negative impact on the Group’s result and equity. Currency exposure is associated with payment flows in foreign currency (transaction exposure) and the translation of foreign subsidiaries’ balance sheets and income statements to SEK (translation exposure).

The Group does not generally hedge transaction exposure. When considered appropriate, the translation exposure related to some investments in foreign operations is hedged by issuing debt or entering into derivative transactions in the currencies involved. The hedges of net investments in foreign operations were 100 percentage effective in 2017 and 2018 and hence no ineffectiveness was recognized in the income statement. In the hedge reserve in equity the total amount related to net investment hedges amounts to SEK (714) (2017: (592) and 2016: (516)) million. On December 31, 2017 Tele2 had outstanding currency swaps designated for net investment hedging amounting to EUR 215 (2016: 215) million. The reported fair value on the currency swaps amounted to SEK 17 (2016: 51) million and became due in 2018. Tele2 had on December 31, 2016, an outstanding bond of NOK 178 million which was hedged for currency exposure via currency swaps, which reported fair value amounted to SEK -4 million. The NOK bond as well as the currency swaps became due in 2017.

On December 31, 2018 the Group had outstanding currency derivatives as economic hedges of loans in EUR amounting to EUR 830 million. The derivatives hedge monetary items thus hedge accounting is not applied. The reported fair value on the derivatives amounted to SEK 16 (2017: - and 2016: -) million net.

After taking into account currency derivatives, the borrowings in SEK million are carried in the following currencies (equivalent SEK amounts).

	Dec 31, 2018	Dec 31, 2017	Dec 31, 2016
SEK(1),(3)	23,606	6,914	6,928
EUR(1)	4,403	3,386	3,454
HRK	60	—	67
KZT(2)	—	246	—
Total loans	28,069	10,546	10,449

(1) Including adjustment for currency derivatives designated to swap loans in SEK to EUR of SEK - (2017: 2,113 and 2016: 2,052) million and EUR to SEK of SEK 8,528 (2017: - and 2016: -) million
(2) Loans guaranteed by the shareholder with non-controlling interest, which in 2018 were reclassified to “Liabilities directly associated with assets classified as held for sale”
(3) Dec 31, 2016, including adjustment for currency swaps designated to swap loans in NOK to SEK of SEK (188)

In 2018, 71 (2017: 71 and 2016: 69) percent of net sales is related to SEK and 21 (2017: 21 and 2016: 23) percent to EUR. For other currencies please refer to Note 3. During the year, Tele2’s results were foremost affected by fluctuations in EUR.

The Group’s total net assets on December 31, 2018 of SEK 36,362 (2017: 17,132 and 2016: 18,473) million were distributed by currency in SEK million as follows (including loan and currency derivatives).

	Dec 31, 2018	Dec 31, 2017	Dec 31, 2016
SEK	23,132	2,844	3,178
EUR(1)	9,726	10,906	12,170
KZT	2,050	2,511	2,272
HRK	1,324	888	853
USD	130	-17	—
Total	36,362	17,132	18,473

(1) Loans and derivatives denominated in EUR designated for net investment hedging are included by SEK 3,339 (2017: 3,393 and 2016: 3,463) million

A five percent currency fluctuation against the Swedish krona would affect the Group’s total net assets by SEK 662 (2017: 714 and 2016: 765) million. A strengthening of the SEK towards other currencies would impact net assets negatively.

Interest rate risk

Tele2 monitors interest market trends and decisions to change the interest duration strategy are assessed regularly. Loans exposed to changes in interest rates over the next 12-months (i.e. short fixed interest rates) amounted to SEK 12,492 (2017: 4,318 and 2016: 5,393) million, carrying value, corresponding to 44 (2017: 38 and 2016: 49) percent of outstanding debt balance at the end of the year. Calculated at variable interest-bearing liabilities at December 31, 2018 and assuming that loans carrying short fixed interest rates were traded per January 1, 2018 to 1 percent higher interest rate and this rate was constant for 12 months, this would result in an additional interest expense for 2018 of SEK 125 (2017: 43 and 2016: 42) million, and affect profit/loss after tax by SEK 97 (2017: 34 and 2016: 42) million and other comprehensive income positively in 2018 by SEK 54 million. For additional information please refer to Note 26.

The capital amount of outstanding interest rate derivatives on December 31, 2018 amounts to SEK 3.2 billion converting variable interest rate to fixed interest rate and EUR 250 million (SEK 2.6 billion) converting fixed rate to floating. The cash flows related to outstanding interest rate derivative is expected to affect the income statement during the remaining duration of the interest rate swaps. Official market listings have been used to determine the fair value of interest rate derivatives. The Group will settle the difference between the fixed and floating interest rate on a net basis.

Outstanding interest rate derivatives for cash flow and fair value hedging are presented below.

				Dec 31, 2018		Dec 31, 2017		Dec 31, 2016
Type of hedge	Currency	Fixed interest rate terms %	Maturity	Capital amount, nominal	Reported fair value	Capital amount, nominal	Reported fair value	Capital amount, nominal	Reported fair value
Cash flow	SEK	2.6125	2021(1)	1,400	(73)	1,400	(108)	1,400	(144)
Cash flow	SEK	1.9695	2021(1)	300	(12)	300	(18)	300	(23)
Cash flow	SEK	0.695	2021(1)	300	(4)	300	(6)	300	(8)
Cash flow	SEK	1.9495	2021(1)	200	(8)	200	(12)	200	(15)
Cash flow	SEK	2.1575	2020	250	(7)	250	(12)	250	(18)
Cash flow	SEK	0.148	2021	700	(1)	700	—	700	(1)
Summary of cash flow hedges	SEK			3,150	(105)	3,150	(156)	3,150	(209)
Fair value	EUR	2.125	2028	125	4	—	—
Fair value	EUR	2.125	2028	125	5	—	—
Summary of fair value hedges	EUR			250	9	—	—
Total outstanding interest rate derivatives					(96)		(156)		(209)

(1)The interest rate derivatives have been renegotiated in 2016

The total effective change in fair values on the interest rate derivatives designated for cash flow hedging recognized in other comprehensive income amounted to SEK (16) (2017: 16 and 2016: (52)) million. Of the total change in fair value SEK 67 (2017: 37 and 2016: 38) million including ineffectiveness was reclassified to the income statement and included in interest expenses for the year.

Liquidity risk

The Group’s excess liquidity is invested on a short-term basis or used for loan repayments. Liquidity reserves consist of available cash, undrawn committed credit facilities and committed overdraft facilities. At the end of 2018, the Group had available liquidity reserves of SEK 9.5 (2017: 10.7 and 2016: 10.0) billion, for the short-term current assets are included. For additional information please refer to Note 24.

At present, Tele2 has a credit facility with a syndicate of ten banks. In January 2019, the facility was extended by one year to 2024 and has one remaining one year extension option. The facility amounts to EUR 760 million and was unutilized on December 31, 2018.

Tele2 AB’s EUR 5 billion Euro Medium-Term Note (EMTN) Program forms the basis for Tele2’s medium and long term debt issuance in both international and domestic bond markets. On December 31, 2018 issued bonds under the Program amounted to SEK 20,580 (2017: 8,534 and 2016: 8,390) million. For additional information please refer to Note 26.

Undiscounted contractual commitments are presented below. The contractual maturity is based on the earliest date on which the Group may be required to pay.

		Dec 31, 2018
	Note	Within 1 year	1-3 years	3-5 years	After 5 years	Total
Financial liabilities(1)	26	10,548	5,961	4,972	12,419	33,900
Commitments, other	30	4,323	1,948	34	60	6,365
Operating leases	31	1,546	1,311	799	970	4,626
Total contractual commitments		16,417	9,220	5,805	13,449	44,891

		Dec 31, 2017
	Note	Within 1 year	1-3 years	3-5 years	After 5 years	Total
Financial liabilities(1)	26	4,217	2,544	6,108	2,616	15,485
Commitments, other(2)	30	2,187	4,535	56	80	6,858
Operating leases(2)	31	891	955	516	1,143	3,505
Total contractual commitments		7,295	8,034	6,680	3,839	25,848

		Dec 31, 2016
	Note	Within 1 year	1-3 years	3-5 years	After 5 years	Total
Financial liabilities(1)	26	7,918	1,854	3,721	2,838	16,331
Commitments, other(2)	30	1,200	157	59	136	1,552
Operating leases(2)	31	866	893	465	1,114	3,338
Total contractual commitments		9,984	2,904	4,245	4,088	21,221

(1)  including future interest payments. Within 1 year includes derivatives of SEK 113 (2017: 156 and 2016: 217) million

(2)  Dec 31, 2017 and Dec 31, 2016, have been adjusted to exclude commitments and operating leases related to the operations in Kazakhstan held for sale. In addition, operating leases have been restated (Note 31).

Credit risk

Tele2’s credit risk is mainly associated with accounts receivables, receivables related to sold equipment (handsets) and cash and cash equivalents. The Group regularly assesses its credit risk arising from accounts receivables and receivables related to sold equipment. As the customer base is highly diversified and includes individuals and companies, the exposure and associated overall credit risk is limited. Whenever favourable, companies within the Group are entitled to sell overdue receivables to debt collection agencies either as a one-time occasion or on ongoing basis. The Group makes provisions for expected credit losses, please refer to Note 20.

Maximum credit exposure for accounts receivables amounts to SEK 2,509 (2017: 2,224 and 2016: 2,784) million and receivables related to sold equipment to SEK 2,745 (2017: 2,429 and 2016 3,811) million. In addition assets classified as held for sale includes accounts receivables and receivables related to sold equipment by maximum credit exposure of SEK 406 (2017: 385 and 2016: -) and 1,599 (2017: 1,426 and 2016: -) million respectively.

The credit risk on liquid funds and derivative financial instruments is limited because the counterparty are banks with high credit-ratings assigned by international credit-rating agencies. The company has entered into ISDA agreements for derivative contracts with all counterpart banks that have derivatives with the company. Under the terms of these arrangements, only where certain credit events occur (such as default), the net position owing/receivable to a single counterparty in the same currency will be taken as owing and all the relevant arrangements terminated. As Tele2 presently does not have legally enforceable right to set off, these amounts have not been offset in the balance sheet. A Credit Support Annex (CSA) has in some cases also been entered into with counterparts. Under CSA agreements the parties agree to exchange collateral corresponding to the market value of outstanding derivatives. Maximum credit exposure for liquid funds amounts to SEK 404 (2017: 802 and 2016: 257) million and derivatives to SEK 33 (2017: 17 and 2016: 47) million.

Note 3            Exchange rate effects

The consolidated balance sheet and income statement are affected by fluctuations in subsidiaries’ currencies against the Swedish krona. Revenues and operating profit are distributed among the following currencies.

	Revenue
	2018		2017		2016
SEK	16,765	71%	15,336	71%	12,503	69%
EUR	5,010	21%	4,443	21%	4,094	23%
HRK	1,929	8%	1,687	8%	1,534	8%
Total	23,704	100%	21,466	100%	18,131	100%

	Operating profit
	2018		2017		2016
SEK	2,040	55%	2,272	65%	2,124	68%
EUR	1,250	33%	1,196	35%	978	31%
HRK	460	12%	1	0%	31	1%
Total	3,750	100%	3,469	100%	3,133	100%

Net assets per currency is presented in Note 2.

A five percent currency movement of all currencies against the Swedish krona would affect the Group’s revenues and operating profit/loss on an annual basis by SEK 347 (2017: 307 and 2016: 281) million and SEK 85 (2017: 60 and 2016: 50) million, respectively.

Exchange rate differences which arise in operations are reported in the income statement and totals to the following amounts.

	2018	2017	2016
Other operating income	77	30	34
Other operating expenses	(100)	(38)	(24)
Other financial items	(8)	14	(2)
Total exchange rate differences in income statement	(31)	6	8

Note 4            Revenue

Revenue and internal sales

	Revenue			of which Internal Sales
	2018	2017	2016	2018	2017	2016
Sweden Consumer	10,000	8,632	8,507	—	—	—
Sweden Business	6,417	6,425	3,767	4	3	1
Lithuania	2,430	1,957	1,709	30	20	16
Latvia	1,308	1,178	1,022	18	22	23
Estonia	787	743	695	6	5	1
Croatia	1,937	1,694	1,534	8	7	—
Germany	539	612	708	—	—	—
IoT	200	147	75	—	—	—
Other	152	135	158	—	—	3
	23,770	21,523	18,175	66	57	44
Internal sales, elimination	(66)	(57)	(44)
TOTAL	23,704	21,466	18,131	66	57	44

Revenue in the segment Other are invoiced from Swedish companies.

Revenue by currency is presented in Note 3.

Revenue split per category

Revenue can be split into the following categories of revenues.

	2018	2017	2016
Sweden Consumer
End-user service revenue	7,220	6,260	6,137
Operator revenue	644	624	657
Equipment revenue	2,136	1,748	1,713
	10,000	8,632	8,507
Sweden Business
End-user service revenue	3,979	4,103	2,725
Operator revenue	700	778	451
Equipment revenue	1,734	1,541	590
Internal sales	4	3	1
	6,417	6,425	3,767
Lithuania
End-user service revenue	1,329	1,119	967
Operator revenue	249	223	220
Equipment revenue	822	595	506
Internal sales	30	20	16
	2,430	1,957	1,709
Latvia
End-user service revenue	768	672	587
Operator revenue	201	213	200
Equipment revenue	321	271	212
Internal sales	18	22	23
	1,308	1,178	1,022
Estonia
End-user service revenue	451	455	432
Operator revenue	133	121	123
Equipment revenue	197	162	139
Internal sales	6	5	1
	787	743	695
Croatia
End-user service revenue	1,110	903	837
Operator revenue	269	245	235
Equipment revenue	550	539	462
Internal sales	8	7	—
	1,937	1,694	1,534
Germany
End-user service revenue	536	608	702
Operator revenue	1	1	2
Equipment revenue	2	3	4
	539	612	708
IoT
End-user service revenue	200	147	75
	200	147	75
Other
End-user service revenue	—	—	25
Operator revenue	152	135	130
Internal sales	—	—	3
	152	135	158
TOTAL
End-user service revenue	15,593	14,267	12,487
Operator revenue	2,349	2,340	2,018
Equipment revenue	5,762	4,859	3,626
Internal sales	66	57	44
TOTAL REVENUE	23,770	21,523	18,175

Sweden

Revenue in Sweden can be split into additional categories of revenues.

	2018	2017	2016
Sweden Consumer
Mobile	5,881	5,859	5,626
Fixed	1,230	401	511
Landlord & Other	109	—	—
End-user service revenue	7,220	6,260	6,137
Operator revenue	644	624	657
Equipment revenue	2,136	1,748	1,713
Sweden Consumer	10,000	8,632	8,507

Sweden Business
Mobile	1,864	1,894	1,687
Fixed	1,075	1,188	701
Solutions	1,040	1,021	337
End-user service revenue	3,979	4,103	2,725
Operator revenue, excluding Wholesale	127	123	129
Equipment revenue	1,734	1,541	590
Wholesale	573	655	322
Internal sales	4	3	1
Sweden Business	6,417	6,425	3,767

TOTAL REVENUE IN SWEDEN	16,417	15,057	12,274

Unsatisfied long-term outstanding customer contracts

	Dec 31, 2018	Dec 31, 2017
Outstanding amount of non-cancellable customer contracts that are (partly) unsatisfied	5,228	3,228

As of December 31, 2018 Tele2 had non-cancellable customer contracts with a duration up to 132 months, which resulted in partly unsatisfied performance obligations at year-end. Management expect that 57 percent of the transaction price allocated to the partly unsatisfied contracts as of December 31, 2018 will be recognized as revenue during the year 2019. The remaining 29 percent is expected to be recognized during 2020 and 14 percent during 2021-2029. As of December 31, 2017 Tele2 had non-cancellable customer contracts with a duration up to 72 months, which resulted in partly unsatisfied performance obligations at year-end. Management expect that 63 percent of the transaction price allocated to the partly unsatisfied contracts as of December 31, 2017 were to be recognized as revenue during the year 2018. The remaining 30 percent was expected to be recognized during 2019 and 7 percent during 2020-2022.

All usage based revenue is excluded from this disclosure as the revenue is not fixed in a contract. Tele2 does not include binding revenue with an outstanding contract period of 12 months or less. Since Tele2 does not include all contracts and has primarily cancellable subscriptions, the amount of outstanding unsatisfied performance obligation does not amount to expected revenue for future periods.

In accordance with the expedient for the IFRS 15 transition, Tele2 has not disclosed the transaction price allocated to (partly) unsatisfied performance obligations to previous periods.

Note 5 Segment reporting

The segment reporting is primarily based on country level. However, as a result of Tele2’s merger with Com Hem on November 5, 2018, and the subsequent changes in Tele2’s management structure and the financial information regularly evaluated by the Leadership Team, Tele2’s operating segments have changed. The prior segment Tele2 Sweden has been split into Sweden Consumer and Sweden Business. Tele2 has also separated its IoT (internet-of-things) operations from the segment Other. The comparable numbers have been recasted.

The segment Other mainly includes the parent company Tele2 AB and central functions. For additional information please refer to section Segment reporting in Note 1.

	2018
	Sweden Consumer	Sweden Business	Lithuania	Latvia	Estonia	Croatia	Germany	IoT	Other	Undistributed and internal elimination	Total
INCOME STATEMENT
Revenue
-External	10,000	6,413	2,400	1,290	781	1,929	539	200	152	—	23,704
-Internal	—	4	30	18	6	8	—	—	—	(66)	—
Revenue	10,000	6,417	2,430	1,308	787	1,937	539	200	152	(66)	23,704
Adjusted EBITDA	3,369	1,373	816	474	167	425	249	(112)	(106)	—	6,655
Reconciling items to reported operating profit/loss:
-Depreciation/amortization and other impairment										-2,446	-2,446
-Result from shares in joint ventures and associated companies										9	9
-Reversal of impairment										149	149
-Acquisition costs										(306)	(306)
-Integration costs										(311)	(311)
Operating profit											3,750
Interest income										15	15
Interest expenses										(327)	-327
Other financial items										(66)	(66)
Income tax										(1,762)	(1,762)
NET PROFIT FROM CONTINUING OPERATIONS											1,610

	2018
	Sweden Consumer	Sweden Business	Sweden(1)	Lithuania	Latvia	Estonia	Croatia	IoT	Other	Total
OTHER INFORMATION
Additions to intangible and tangible assets			1,938	144	113	87	128	29	393	2,832
Non-cash-generating adjusted EBITDA items
-Sales of fixed assets and operations	(21)	(55)		(1)	—	—	—	(8)	(17)	(102)
-Incentive program	—	—		—	—	—	—	—	(42)	(42)

(1) This is internally not reported on the segments Sweden Consumer and Sweden Business.

	December 31, 2018
	Sweden	Lithuania	Latvia	Estonia	Croatia	Germany	Total
BALANCE SHEET
Intangible assets	46,524	1,021	1,265	831	122	—	49,763
Tangible assets	6,756	683	593	451	707	2	9,192
Capital contract costs	273	39	7	15	39	—	373

	2017
	Sweden Consumer	Sweden Business	Lithuania	Latvia	Estonia	Croatia	Germany	IoT	Other	Undistributed and internal elimination	Total
INCOME STATEMENT
Revenue
-External	8,632	6,422	1,937	1,156	738	1,687	612	147	135	—	21,466
-Internal	—	3	20	22	5	7	—	—	—	(57)	—
Revenue	8,632	6,425	1,957	1,178	743	1,694	612	147	135	(57)	21,466
Adjusted EBITDA	2,969	1,383	651	417	185	93	265	(101)	(64)	—	5,798
Reconciling items to reported operating profit/loss:
-Depreciation/amortization and other impairment										(2,086)	(2,086)
-Acquisition costs										(20)	(20)
-Integration costs										(145)	(145)
-Challenger program										(78)	(78)
Operating profit											3,469
Interest income										11	11
Interest expenses										(314)	(314)
Other financial items										(1)	(1)
Income tax										(734)	(734)
NET PROFIT FROM CONTINUING OPERATIONS											2,431

	2017
	Sweden Consumer	Sweden Business	Sweden(1)	Lithuania	Latvia	Estonia	Croatia	IoT	Other	Total
OTHER INFORMATION
Additions to intangible and tangible assets			743	114	83	83	90	30	289	1,432
Non-cash-generating adjusted EBITDA items
-Sales of fixed assets and operations	4	2		(1)	—	—	—	—	(1)	4
-Incentive program	—	—		—	—	—	—	(3)	(27)	(30)

(1) This is internally not reported on the segments Sweden Consumer and Sweden Business.

	December 31, 2017
	Sweden	Lithuania	Latvia	Estonia	Croatia	Germany	Kazakhstan	Total
BALANCE SHEET
Intangible assets	6,040	970	1,215	808	46	—	482	9,561
Tangible assets	4,180	643	575	462	550	3	2,279	8,692
Capital contract costs	245	48	19	19	49	—	—	380

	2016
	Sweden consumer	Sweden Business	Lithuania	Latvia	Estonia	Croatia	Germany	IoT	Other	Undistributed and internal elimination	Total
INCOME STATEMENT
Revenue
-External	8,507	3,766	1,693	999	694	1,534	708	75	155	—	18,131
-Internal	—	1	16	23	1	—	—	—	3	(44)	—
Revenue	8,507	3,767	1,709	1,022	695	1,534	708	75	158	(44)	18,131
Adjusted EBITDA	2,782	969	589	320	172	107	276	(64)	(32)	—	5,119
Reconciling items to reported operating profit/loss:
-Depreciation/amortization and other impairment										(1,677)	(1,677)
-Sale of operations										(1)	(1)
-Acquisition costs										(37)	(37)
-Integration costs										(36)	(36)
-Challenger program										(235)	(235)
Operating profit											3,133
Interest income										11	11
Interest expenses										(333)	(333)
Other financial items										(20)	(20)
Income tax										(1,010)	(1,010)
NET PROFIT FROM CONTINUING OPERATIONS											1,781

	2016
	Sweden Consumer	Sweden Business	Sweden(1)	Lithuania	Latvia	Estonia	Croatia	Germany	Other	Total
OTHER INFORMATION
Additions to intangible and tangible assets			898	228	68	71	130	3	409	1,807
Non-cash-generating adjusted EBITDA items
-Sales of fixed assets and operations	5	7		—	—	—	—	5	(6)	11
-Incentive program	—	—		—	—	—	—	—	(1)	(1)

(1) This is internally not reported on the segments Sweden Consumer and Sweden Business.

	December 31, 2016
	Sweden	Lithuania	Latvia	Estonia	Croatia	Germany	Kazakhstan	Netherlands	Austria	Total
BALANCE SHEET
Intangible assets	6,267	951	1,188	793	48	—	596	3,469	58	13,370
Tangible assets	4,682	637	577	473	498	9	2,409	4,872	172	14,329
Capital contract costs	249	52	16	16	35	6	—	219	24	617

Tele2 Croatia has as part of its ordinary course of business entered into factoring agreements with Croatian banks, whereby Tele2 assigns to the banks some of its accounts receivables relating to third party distribution of prepaid vouchers. One of the third-party distributors, Tisak, is part of the Croatian Agrokor Group that currently is facing liquidity and solvency problems. Since the banks have not been able to collect payment for assigned and due accounts receivables from Tisak, they have instead requested payment from Tele2. In 2017, a provision for doubtful receivables was recorded affecting the operating profit/loss in Croatia negatively by SEK 89 million related to this factoring dispute and receivables on Tisak. The collection process is still ongoing with a number of different activities in process.

Reconciling items to reported operating profit

Reversal of impairment

The impairment loss of non-current assets other than goodwill recognized in Croatia during 2012 and 2013 has been reversed during 2018, with SEK 149 million as a result of the business performing better than management’s previous estimates. The reversal has been recognized in cost of service provided and equipment sold and is based on an estimated value in use of SEK 1.7 billion by using a pre-tax discount rate (WACC) of 13 (13) percent.

Acquisition costs and integration costs

	Acquisition costs			Integration costs
	2018	2017	2016	2018	2017	2016
Com Hem, Sweden	(306)	(20)	—	(210)	—	—
TDC, Sweden	—	—	(35)	(101)	(145)	(36)
Other acquisitions	—	—	(2)	—	—	—
Total	(306)	(20)	(37)	(311)	(145)	(36)
of which:
-cost of service provided and equipment sold	—	—	—	(24)	(19)	(1)
-selling expenses	—	—	—	(43)	(23)	—
-administrative expenses	—	—	—	(244)	(103)	(35)
-other operating expenses	(306)	(20)	(37)	—	—	—
of which:
-redundancy costs				(181)	(62)	(20)
-other employee and consultancy costs				(102)	(72)	(14)
-exit of contracts and other costs				(28)	(11)	(2)

Additional information is presented in Note 15.

Challenger program

At the end of 2014, Tele2 announced its Challenger program, which is a program to step change productivity in the Tele2 Group. The program will strengthen the organization further and enable it to continue to challenge the industry. The costs associated with the program are included in the income statement on the following line items. The Challenger program ended on December 31, 2017.

	2018	2017	2016
Cost of services provided and equipment sold	—	(7)	(16)
Selling expenses	—	(1)	(8)
Administrative expenses	—	(70)	(211)
Total Challenger program costs	—	(78)	(235)
of which:
-redundancy costs	—	(31)	(128)
-other employee and consultancy costs	—	(46)	(97)
-exit of contracts and other costs	—	(1)	(10)

Note 6 Depreciation/amortization and impairment

By function

	2018	2017	2016
Depreciation/amortization
Cost of services provided and equipment sold	(1,795)	(1,441)	(1,253)
Selling expenses	(131)	(82)	(80)
Administrative expenses	(520)	(566)	(339)
Total depreciation/amortization	(2,446)	(2,089)	(1,672)

Impairment/reversal of impairment
Cost of services provided and equipment sold	149	3	(7)
Total impairment/reversal of impairment	149	3	(7)

TOTAL DEPRECIATION/AMORTIZATION AND IMPAIRMENT/REVERSAL OF IMPAIRMENT FOR THE YEAR	(2,297)	(2,086)	(1,679)

By type of asset

	2018	2017	2016
Depreciation/amortization
Utilization rights, trademarks and software	(567)	(475)	(366)
Licenses (frequency)	(160)	(177)	(174)
Customer agreements	(272)	(146)	(26)
Buildings	(9)	(8)	(9)
Machinery and technical plant	(1,307)	(1,140)	(998)
Equipment and installations	(131)	(143)	(99)
Total depreciation/amortization	(2,446)	(2,089)	(1,672)

Impairment/reversal of impairment
Licenses (frequency)	73	—	—
Machinery and technical plant	76	—	(2)
Construction in progress, tangible assets	—	3	(5)
Total impairment/reversal of impairment	149	3	(7)

TOTAL DEPRECIATION/AMORTIZATION AND IMPAIRMENT/REVERSAL OF IMPAIRMENT FOR THE YEAR	(2,297)	(2,086)	(1,679)

Note 7 Other Operating Income

	2018	2017	2016
Sale to joint operations	79	75	72
Exchange rate gains from operations	77	30	34
Sale of non-current assets	5	2	17
Sale of residential cable and fiber operations, Sweden	—	—	3
Service level agreements, for sold operations	16	3	4
Other income	19	18	5
Total other operating income	196	128	135

Note 8 Other Operating Expenses

	2018	2017	2016
Exchange rate loss from operations	(100)	(38)	(24)
Acquisition costs (Note 5)	(306)	(20)	(37)
Sale/scrapping of non-current assets	(63)	—	(3)
Sale of operation, Procure IT Right	—	—	(4)
Service level agreements, for sold operations	(11)	(3)	(3)
Other expenses	—	(1)	(1)
Total other operating expenses	(480)	(62)	(72)

Note 9 Interest income

	2018	2017	2016
Interest, penalty interest	8	6	10
Interest, other receivables	7	5	1
Total interest income	15	11	11

All interest income is for financial assets reported at amortized cost. Interest income related to impaired financial assets, such as accounts receivable, are not significant.

Note 10 Interest expense

	2018	2017	2016
Interest, financial institutions and similar liabilities	(275)	(272)	(295)
Interest, other interest-bearing liabilities	(39)	(31)	(33)
Interest, penalty interest	(13)	(11)	(5)
Total interest costs	(327)	(314)	(333)

All interest costs are for financial instruments not valued at fair value through the income statement, except for interest costs related to derivatives amounting to SEK (68) (2017: (104) and 2016: (99)) million.

Note 11 Other financial items

	2018	2017	2016
Exchange rate differences	(8)	14	(2)
EUR net investment hedge, interest component	(1)	(3)	(5)
Sale of Modern Holding Inc	—	—	(2)
Other finance expenses	(57)	(12)	(11)
Total other financial items	(66)	(1)	(20)

In 2018, other finance expenses mainly consist of costs associated with the bridge facility Tele2 obtained earlier in the year to finance the acquisition of Com Hem.

For information regarding EUR net investment hedges please refer to Note 2 and Note 26.

Note 12 Taxes

Tax expense/income

	2018	2017	2016
Current tax expense, on profit/loss current year	(609)	(607)	(519)
Current tax expense/income, on profit prior periods	(20)	(11)	3
Current tax expense	(629)	(618)	(516)
Deferred tax expense/income	(1,133)	(116)	(494)
Total tax on profit for the year	(1,762)	(734)	(1,010)

Theoretical Tax Expense

The difference between recorded tax expense for the Group and the tax expense based on prevailing tax rates in each country consists of the below listed components.

	2018		2017		2016
Profit before tax	3,372		3,165		2,791

Tax expense/income
Theoretic tax according to prevailing tax rate in each country	(768)	(22.8)%	(769)	(24.3)%	(715)	(25.6)%

Tax effect of
Reversal of write-down of shares in group companies	—	—	—	—	(113)	(4.0)%
Result from associated companies	2	0.1%	—	—	—	—
Interest costs	(60)	(1.8)%	(56)	(1.8)%	(59)	(2.1)%
Recognition of tax assets relating to tax loss carry-forwards and temporary differences from previous years	102	3.0%	82	2.6%	40	1.4%
Write-down of previously recognized deferred tax assets	(1,134)	(33.6)%	—	—	—	—
Release of deferred tax liabilities due to new tax rules in Latvia	—	—	39	1.2%	—	—
Adjustment due to changed tax rate	59	1.7%	(1)	—	(160)	(5.7)%
Adjustment of tax assets from previous years	(17)	(0.5)%	(23)	(0.7)%	(13)	(0.5)%
Utilized previously not recognized tax credits	77	2.3%	5	0.2%	32	1.1%
Effect from changes in not recognized tax on loss-carry forwards and temporary differences	—	—	(4)	(0.2)%	(34)	(1.2)%
Other	(23)	(0.7)%	(7)	(0.2)%	12	0.4%
Tax expense/income and effective tax rate for the year	(1,762)	(52.3)%	(734)	(23.2)%	(1,010)	(36.2)%

In 2018, taxes were positively affected by a recognition of deferred tax assets in Croatia of SEK 51 million as well as in Germany of SEK 51 (2017: 82 in Germany and 2016: 40 in Germany) million, and negatively by an impairment of deferred tax assets in Luxembourg of SEK 1,134 million due to a decision to reorganize the operation in Luxembourg in 2020.

In 2016, net taxes were negatively impacted by SEK 160 million due to revaluation of deferred tax assets in Luxembourg as a consequence of reduced tax rates in Luxembourg from January 1, 2017.

The theoretical tax rate was 22.8 (2017: 24.3 and 2016: 25.6) percent. The decrease on the previous year’s theoretical tax rate was mainly due to the fact that countries with a lower tax rate, such as the Baltics and Croatia, having a relatively higher impact on the result than countries with higher tax rate, such as Sweden.

New tax rules in Sweden

On June 13, 2018 new tax rules and tax rates were enacted in Sweden. The new rules include a general limitation on interest deduction and a decrease of the corporate income tax rate from 22 to 20.6 percent. The decrease of the tax rate will take place in two steps and the new tax rules will be effective from January 1, 2019. For the years 2019 and 2020 the tax rate is 21.4 percent and for 2021 and onwards the tax rate is 20.6 percent. Tele2 has in 2018 recognized a positive one time effect due to the changed tax rules of SEK 59 million.

Deferred tax assets and liabilities

Deferred tax assets and liabilities are attributable to the following items.

	Dec 31, 2018	Dec 31, 2017	Dec 31, 2016
Deferred tax assets
Unutilized loss carry-forwards	185	1,602	1,726
Tangible and intangible assets	42	193	29
Receivables	30	10	5
Liabilities	78	103	66
Pensions	65	11	11
Other	40	1	2
Total deferred tax assets	440	1,920	1,839
Netted against deferred liabilities	(72)	(9)	(73)
Total deferred tax assets according to the balance sheet	368	1,911	1,766

Deferred tax liabilities
Intangible assets	(3,154)	(31)	(63)
Tangible assets	(568)	(545)	(579)
Receivables	—	(1)	(14)
Tax allocation reserve	(365)	(215)	(114)
Liabilities	(188)	(215)	(216)
Total deferred tax liabilities	(4,275)	(1,007)	(986)
Netted against deferred assets	72	9	73
Total deferred tax liabilities according to the balance sheet	(4,203)	(998)	(913)

NET OF DEFERRED TAX ASSETS AND TAX LIABILITIES	(3,835)	913	853

The movement in deferred income tax assets and liabilities during the year is as follows.

	2018
	Loss carry forwards	Temporary differences DTA	Temporary differences DTL	Total
Deferred tax assets/-liabilities as of January 1	1,601	310	(998)	913
Changed accounting principle, IFRS 9 (Note 35)	—	—	1	1
Adjusted deferred tax assets/-liabilities as of January 1	1,601	310	(997)	914
Netted against deferred liabilities, opening balance	1	8	(9)	—
Reported in income statement	(1,212)	58	21	(1,133)
Reported in income statement, discontinued operations	(193)	126	8	(59)
Reported in other comprehensive income	(86)	(9)	(1)	(96)
Reported in equity	—	4	10	14
Acquired companies	41	141	(3,309)	(3,127)
Assets classified as held for sale	(25)	(368)	11	(382)
Exchange rate differences	58	(15)	(9)	34
Netted against deferred liabilities	—	(72)	72	—
Deferred tax assets/-liabilities as of December 31	185	183	(4,203)	(3,835)

	2017
	Loss carry forwards	Temporary differences DTA	Temporary differences DTL	Total
Deferred tax assets/-liabilities as of January 1	1,701	65	(913)	853
Netted against deferred liabilities, opening balance	—	48	(48)	—
Reported in income statement	(68)	10	(58)	(116)
Reported in income statement, discontinued operations (Note 35)	(50)	(307)	—	(357)
Reported in other comprehensive income (Note 35)	229	532	—	761
Reported in equity	—	4	—	4
Divested companies	(243)	(19)	17	(245)
Exchange rate differences	33	(15)	(5)	13
Netted against deferred liabilities	(1)	(8)	9	—
Deferred tax assets/-liabilities as of December 31	1,601	310	(998)	913

	2016
	Loss carry forwards	Temporary differences DTA	Temporary differences DTL	Total
Deferred tax assets/-liabilities as of January 1	2,105	42	(592)	1,555
Netted against deferred liabilities, opening balance	—	42	(42)	—
Reported in income statement	(438)	(10)	(46)	(494)
Reported in income statement, discontinued operations	7	(28)	—	(21)
Reported in other comprehensive income	(57)	(1)	—	(58)
Reported in equity	—	12	—	12
Acquired companies	—	—	(5)	(5)
Divested companies	35	36	(287)	(216)
Exchange rate differences	74	20	(14)	80
Netted against deferred liabilities	(25)	(48)	73	—
Deferred tax assets/-liabilities as of December 31	1,701	65	(913)	853

Tax loss carry-forwards

The Group’s total tax loss carry-forwards as of December 31, 2018 were SEK 5,831 (2017: 7,553 and 2016: 11,811) million of which SEK 728 (2017: 6,426 and 2016: 6,725) million for which deferred tax asset were recognized and the remaining part, SEK 5,103 (2017: 1,127 and 2016: 5,086) million, were not recognized. Total tax loss carry-forwards expire according to below.

	Recognized			Not recognized			Total
	Dec 31, 2018	Dec 31, 2017	Dec 31, 2016	Dec 31, 2018	Dec 31, 2017	Dec 31, 2016	Dec 31, 2018	Dec 31, 2017	Dec 31, 2016
Expires in five years	—	—	—	1	266	592	1	266	592
Expires after five years	—	1,080	123	2	2	3,398	2	1,082	3,521
With expiration date	—	1,080	123	3	268	3,990	3	1,348	4,113
No expiration date	728	5,346	6,602	5,100	859	1,096	5,828	6,205	7,698
Total tax loss carry-forwards	728	6,426	6,725	5,103	1,127	5,086	5,831	7,553	11,811

	Dec 31, 2018	Dec 31, 2017	Dec 31, 2016
Deferred tax assets
Companies reported a profit this year and previous year	315	1,438	1,760
Companies reported a profit this year but a loss the previous year	53	—	—
Companies reported a loss this year	—	473	6
Total deferred tax assets	368	1,911	1,766

Deferred tax assets were reported for deductible temporary differences and tax loss carry-forwards to the extent convincing evidence showed that these can be utilized against future taxable profits. Deferred tax assets concerning operations which reported losses in 2017 were related to Kazakhstan. The operation in Kazakhstan is in a tax position and has during 2017 started to utilize its loss carry forwards.

Tax disputes

Tele2 Sweden has made a provision of 361 (2017: 305 2016: 247) million related the years 2013-2018 as a result of tax disputes regarding the right to deduct interest expenses on intra-group loans. Tele2 Sweden has appealed decisions by the Swedish Tax Agency related to the years 2015 and 2016 and rulings from the Administrative Court in Stockholm related to the years 2013 and 2014.

Note 13 Intangible assets

		Dec 31, 2018
	Note	Utilization rights, trademarks and software	Licenses (frequency)	Customer agreements	Construction in progress	Total other intangible assets	Goodwill	Total
Cost
Cost at January 1		4,840	3,186	1,483	410	9,919	7,656	17,575
Cost for assets classified as held for sale	36	(232)	(556)	(264)	(26)	(1,078)	(457)	(1,535)
Acquisitions through business combinations	15	6,092	36	8,962	12	15,102	24,657	39,759
Additions		109	798	—	909	1,816	—	1,816
Disposals		(420)	(218)	(9)	(66)	(713)	—	(713)
Reclassification		507	41	—	(480)	68	—	68
Exchange rate differences		15	15	(6)	1	25	181	206
Total cost		10,911	3,302	10,166	760	25,139	32,037	57,176

Accumulated amortization
Accumulated amortization at January 1		(3,013)	(1,799)	(663)	—	(5,475)		(5,475)
Accumulated amortization for assets classified as held for sale	36	106	378	264	—	748		748
Amortization		(605)	(217)	(272)	—	(1,094)		(1,094)
Disposals		410	209	9	—	628		628
Exchange rate differences		(13)	(1)	7	—	(7)		(7)
Total accumulated amortization		(3,115)	(1,430)	(655)	—	(5,200)		(5,200)

Accumulated impairment
Accumulated impairment at January 1		(273)	(127)	—	—	(400)	(2,139)	(2,539)
Accumulated impairment for assets classified as held for sale	36	—	—	—	—	—	328	328
Reversal of impairment	5	—	73	—	—	73	—	73
Exchange rate differences		(1)	(7)	—	—	(8)	(67)	(75)
Total accumulated impairment		(274)	(61)	—	—	(335)	(1,878)	(2,213)

TOTAL INTANGIBLE ASSETS		7,522	1,811	9,511	760	19,604	30,159	49,763

Of the total 2018 additions in intangible assets, SEK 197 (2017: 127) million consist of internally generated intangibles. Internally generated intangible assets and construction in progress mainly consist of software.

	Dec 31, 2017
	Utilization rights, trademarks and software	Licenses (frequency)	Customer agreements	Construction in progress	Total other intangible assets	Goodwill	Total
Cost
Cost at January 1	4,591	4,789	3,458	407	13,245	15,054	28,299
Cost for assets classified as held for sale	(6)	(1,635)	(1,320)	—	(2,961)	(5,514)	(8,475)
Acquisitions through business combinations	—	—	—	—	—	(4)	(4)
Cost in divested companies	(222)	—	(672)	(21)	(915)	(2,135)	(3,050)
Additions	131	1	—	492	624	—	624
Disposals	(81)	(8)	—	—	(89)	—	(89)
Reclassification	427	31	—	(469)	(11)	—	(11)
Exchange rate differences	—	8	17	1	26	255	281
Total cost	4,840	3,186	1,483	410	9,919	7,656	17,575

Accumulated amortization
Accumulated amortization at January 1	(2,756)	(1,844)	(2,430)	—	(7,030)		(7,030)
Accumulated amortization for assets classified as held for sale	6	364	1,320	—	1,690		1,690
Accumulated amortization in divested companies	196	—	624	—	820		820
Amortization	(530)	(340)	(161)	—	(1,031)		(1,031)
Disposals	76	8	—	—	84		84
Reclassification	2	—	—	—	2		2
Exchange rate differences	(7)	13	(16)	—	(10)		(10)
Total accumulated amortization	(3,013)	(1,799)	(663)	—	(5,475)		(5,475)

Accumulated impairment
Adjusted accumulated impairment at January 1	(273)	(123)	(47)	—	(443)	(7,456)	(7,899)
Accumulated impairment for assets classified as held for sale	—	—	—	—	—	4,541	4,541
Accumulated impairment in divested companies	—	—	47	—	47	2,126	2,173
Impairment	—	—	—	—	—	(1,194)	(1,194)
Exchange rate differences	—	(4)	—	—	(4)	(156)	(160)
Total accumulated impairment	(273)	(127)	—	—	(400)	(2,139)	(2,539)

TOTAL INTANGIBLE ASSETS	1,554	1,260	820	410	4,044	5,517	9,561

	Dec 31, 2016
	Utilization rights, trademarks and software	Licenses (frequency)	Customer agreements	Construction in progress	Total other intangible assets	Goodwill	Total
Cost
Cost at January 1	3,847	4,266	2,265	420	10,798	12,910	23,708
Acquisitions through business combinations	208	148	1,073	—	1,429	1,561	2,990
Additions	122	141	—	395	658	—	658
Disposals	2	—	—	40	42	—	42
Reclassification	364	73	—	(451)	(14)	—	(14)
Exchange rate differences	48	161	120	3	332	583	915
Total cost	4,591	4,789	3,458	407	13,245	15,054	28,299

Accumulated amortization
Accumulated amortization at January 1	(2,302)	(1,464)	(2,200)	—	(5,966)		(5,966)
Amortization	(431)	(331)	(115)	—	(877)		(877)
Disposals	3	1	—	—	4		4
Reclassification	6	—	—	—	6		6
Exchange rate differences	(32)	(50)	(115)	—	(197)		(197)
Total accumulated amortization	(2,756)	(1,844)	(2,430)	—	(7,030)		(7,030)

Accumulated impairment
Accumulated impairment at January 1	(273)	(117)	(45)	—	(435)	(4,249)	(4,684)
Impairment	—	—	—	—	—	(2,954)	(2,954)
Exchange rate differences	—	(6)	(2)	—	(8)	(253)	(261)
Total accumulated impairment	(273)	(123)	(47)	—	(443)	(7,456)	(7,899)

TOTAL INTANGIBLE ASSETS	1,562	2,822	981	407	5,772	7,598	13,370

Goodwill and other intangible assets with indefinite useful lives

In connection with the acquisition of operations, goodwill is allocated to the cash generating units that are expected to receive future financial benefits such as for example synergies as a result of the acquired operations. In the event that separate cash generating units cannot be identified, goodwill is allocated to the lowest level at which the operation and its assets are controlled and monitored internally, which is on operating segment level. In 2018, Sweden has been divided into two operating segments (Consumer and Business), and the goodwill has been reallocated accordingly. The goodwill allocation has been based on the nature of the operations acquired to which the goodwill relates.

	Goodwill			Trademark
Cash generating units and operating segments	Dec 31, 2018	Dec 31, 2017	Dec 31, 2016	Dec 31, 2018
Sweden Consumer	25,459			5,383
Sweden Business	1,857			—
Sweden		2,668	2,672	—
Lithuania	868	832	808	—
Latvia	1,244	1,193	1,158	—
Estonia	721	691	672	—
Netherlands			2,132
Kazakhstan		133	147
Austria	—	—	9	—
IoT	10	—	—	—
Total	30,159	5,517	7,598	5,383

Allocation of goodwill and test for goodwill impairment

Tele2 tests goodwill and other intangible assets with indefinite useful lives for impairment annually by calculating the recoverable value for the cash-generating units to which these assets are allocated. As of December 31, 2018 the Com Hem trademark of SEK 5,383 million is assessed to have an indefinite useful life as it is expected to be used for an indefinite period. The Com Hem trademark is tested for impairment as part of Sweden Consumer operating segment. The recoverable value of the respective cash generating unit is based on the higher of estimated value in use and fair value less costs of disposal. For all cash-generating units the recoverable values have been determined based on value in use, except for Tele2 Netherlands. For further information about impairment for Tele2 Netherlands and Tele2 Kazakhstan, please refer to Note 36.

The assumptions used in the calculations of values in use are growth rates, profit margins, investment levels and discount rates. The expected revenue growth rate, profit margin and investment level are based on sector data as well as management’s assessment of market-specific risks and opportunities, including expected changes in competition, the business model used by Tele2 and the regulatory environment. Management’s assessment of the range of revenues, profits and investments are limited to Tele2’s current telecom licenses and assets. The discount rate takes into account the prevailing interest rates and specific risk factors in a particular cash-generating unit. The discount rate before tax (WACC) varies between 10 and 19 (2017: 10 and 2016: 9 and 10) percent.

Tele2 calculates future cash flows based on the most recently presented three-year plan. In one case we extend the business case for an additional seven years until the forecasted cash flow growth is considered more stable. For the period after this, annual growth of up to 2 (2017: up to 2 and 2016: up to 2) percent is assumed. These rates do not exceed the average long-term growth for the sector as a whole nor do they exceed the expected long term GDP growth rates in the markets.

Changes to assumptions

The carrying amounts of cash-generating units for which impairment losses were recognized in 2016, i.e. Netherlands and Kazakhstan, have been written down to its value in use. A subsequent negative development to any important assumption after the end of those years would therefore give rise to further impairment losses.

For the other cash-generating units to which goodwill have been allocated Tele2 assesses that reasonable possible changes in the major assumptions should not have such significant effects that they individually would reduce the value in use to a value that is lower than the carrying value on the cash generating units.

The value in use calculations, used for all cash-generating units, are based on the following assumptions per operating segment.

	WACC pre tax			Forecast period, in years			Growth rate after the forecast period
	2018	2017	2016	2018	2017	2016	2018	2017	2016
Sweden Consumer	10%			3			0%
Sweden Business	10%			3			0%
Sweden		10%	10%		3	3		0%	0%
Lithuania	11%	10%	10%	3	3	3	2%	2%	2%
Latvia	11%	10%	9%	3	3	3	2%	2%	2%
Estonia	11%	10%	9%	3	3	3	2%	2%	2%
IoT	19%			10			1%

Note 14 Tangible assets

	Dec 31, 2018
	Note	Buildings	Equipment and installations	Construction in progress	Total other tangible assets	Machinery and technical plant	of which finance leases	Total
Cost
Cost at January 1		405	1,687	1,568	3,660	24,917	401	28,577
Cost for assets classified as held for sale	36	(217)	(153)	(516)	(886)	(2,449)	—	(3,335)
Acquisitions through business combinations		—	43	144	187	2,827	—	3,014
Additions		10	103	661	774	516	—	1,290
Dismantling costs		—	—	—	—	64	—	64
Disposals		(2)	(301)	—	(303)	(5,195)	—	(5,498)
Reclassification		21	(75)	(1,135)	(1,189)	1,121	—	(68)
Exchange rate differences		1	21	(7)	15	145	—	160
Total cost		218	1,325	715	2,258	21,946	401	24,204

Accumulated depreciation
Accumulated depreciation at January 1		(177)	(1,239)	—	(1,416)	(17,479)	(279)	(18,895)
Accumulated depreciation for assets classified as held for sale	36	31	112	—	143	1,061	—	1,204
Depreciation		(19)	(155)	—	(174)	(1,649)	(18)	(1,823)
Disposals		2	294	—	296	5,171	—	5,467
Reclassification		(1)	17	—	16	(16)	—	—
Exchange rate differences		(5)	(18)	—	(23)	(67)	—	(90)
Total accumulated depreciation		(169)	(989)	—	(1,158)	(12,979)	(297)	(14,137)

Accumulated impairment
Accumulated impairment at January 1		—	(7)	(3)	(10)	(980)	—	(990)
Accumulated impairment for assets classified as held for sale		—	—	—	—	73	—	73
Reversal of impairment	5	—	—	—	—	76	—	76
Disposals		—	—	1	1	—	—	1
Exchange rate differences		—	(1)	—	(1)	(34)	—	(35)
Total accumulated impairment		—	(8)	(2)	(10)	(865)	—	(875)

TOTAL TANGIBLE ASSETS		49	328	713	1,090	8,102	104	9,192

Finance leases relate to the expansion of transmission capacity in Sweden (2016: also Austria), please refer to Note 31.

	Dec 31, 2017
	Note	Buildings	Equipment and installations	Construction in progress	Total other tangible assets	Machinery and technical plant	of which finance leases	Total
Cost
Adjusted cost at January 1		344	2,515	2,224	5,083	35,752	627	40,835
Cost for assets classified as held for sale		(13)	(1,286)	(492)	(1,791)	(10,032)	—	(11,823)
Cost in divested companies		—	(44)	(13)	(57)	(1,164)	(248)	(1,221)
Additions		—	17	2,021	2,038	299	17	2,337
Dismantling costs		—	148	—	148	(187)	—	(39)
Disposals		(5)	(59)	(10)	(74)	(1,637)	(1)	(1,711)
Reclassification		91	365	(2,113)	(1,657)	1,668	4	11
Exchange rate differences		(12)	31	(49)	(30)	218	2	188
Total cost		405	1,687	1,568	3,660	24,917	401	28,577

Accumulated depreciation
Accumulated depreciation at January 1		(162)	(1,763)	—	(1,925)	(23,563)	(481)	(25,488)
Accumulated depreciation for assets classified as held for sale	36	11	882	—	893	5,903	—	6,796
Accumulated depreciation in divested companies	36	—	43	—	43	1,016	231	1,059
Depreciation		(24)	(426)	—	(450)	(2,284)	(27)	(2,734)
Disposals		1	55	—	56	1,614	—	1,670
Reclassification		(1)	(2)	—	(3)	1	—	(2)
Exchange rate differences		(2)	(28)	—	(30)	(166)	(2)	(196)
Total accumulated depreciation		(177)	(1,239)	—	(1,416)	(17,479)	(279)	(18,895)

Accumulated impairment
Accumulated impairment at January 1		(4)	(7)	(10)	(21)	(997)	—	(1,018)
Impairment		—	—	3	3	—	—	3
Disposals		4	—	4	8	29	—	37
Exchange rate differences		—	—	—	—	(12)	—	(12)
Total accumulated impairment		—	(7)	(3)	(10)	(980)	—	(990)

TOTAL TANGIBLE ASSETS		228	441	1,565	2,234	6,458	122	8,692

	Dec 31, 2016
	Buildings	Equipment and installations	Construction in progress	Total other tangible assets	Machinery and technical plant	of which finance leases	Total
Cost
Cost at January 1	259	2,068	2,113	4,440	31,740	574	36,180
Acquisitions through business combinations	175	36	58	269	962	—	1,231
Cost in divested companies	—	(1)	—	(1)	—	—	(1)
Additions	9	66	2,822	2,897	278	43	3,175
Dismantling costs	—	(72)	—	(72)	288	—	216
Disposals	(6)	(55)	(47)	(108)	(939)	(1)	(1,047)
Reclassification	(119)	391	(2,833)	(2,561)	2,575	—	14
Exchange rate differences	26	82	111	219	848	11	1,067
Total cost	344	2,515	2,224	5,083	35,752	627	40,835

Accumulated depreciation
Accumulated depreciation at January 1	(143)	(1,405)	—	(1,548)	(22,039)	(446)	(23,587)
Accumulated depreciation in divested companies	—	1	—	1	—	—	1
Depreciation	(18)	(340)	—	(358)	(2,025)	(26)	(2,383)
Disposals	5	54	—	59	908	1	967
Reclassification	1	(19)	—	(18)	12	—	(6)
Exchange rate differences	(7)	(54)	—	(61)	(419)	(10)	(480)
Total accumulated depreciation	(162)	(1,763)	—	(1,925)	(23,563)	(481)	(25,488)

Accumulated impairment
Accumulated impairment at January 1	(4)	(7)	(12)	(23)	(955)	—	(978)
Note 5	—	—	(5)	(5)	(2)	—	(7)
Disposals	—	—	8	8	2	—	10
Exchange rate differences	—	—	(1)	(1)	(42)	—	(43)
Total accumulated impairment	(4)	(7)	(10)	(21)	(997)	—	(1,018)

TOTAL TANGIBLE ASSETS	178	745	2,214	3,137	11,192	146	14,329

Note 15 Business acquisitions and divestments

Acquisitions and divestments of shares and participations affecting cash flow were as follows:

	2018	2017	2016
ACQUISITIONS
Com Hem, Sweden	(6,400)	—	—
TDC, Sweden	—	(8)	(2,910)
Altel, Kazakhstan	—	—	42
Kombridge, Sweden	—	—	(9)
Total group companies	(6,400)	(8)	(2,877)

Mobile payment, Lithuania	—	(7)	—
Capital contributions to joint ventures and associated companies	(7)	—	(1)
Repayment of capital contributions from associated companies	1	—	—
Total joint ventures and associated companies	(6)	(7)	(1)
TOTAL ACQUISITION OF SHARES AND PARTICIPATIONS	(6,406)	(15)	(2,878)

DIVESTMENTS
Tele2 Austria	—	676	—
Other divestments	—	—	(2)
Total group companies	—	676	(2)

Other divestments of other securities	—	—	4
Total associated companies and other securities	—	—	4
TOTAL SALE OF SHARES AND PARTICIPATIONS	—	676	2

TOTAL CASH FLOW EFFECT	(6,406)	661	(2,876)

Acquisitions

Com Hem, Sweden

On January 10, 2018 Tele2 announced the merger plan with Com Hem in Sweden through a statutory merger in accordance with the Swedish Companies Act, creating a leading integrated connectivity provider. The merger was approved by the shareholders in respective companies on September 21, 2018, unconditionally by the European Commission on October 8, 2018, and was implemented on November 5, 2018 by Tele2 absorbing Com Hem. Com Hem’s shareholders received as merger consideration SEK 37.02 in cash plus 1.0374 B shares in Tele2 for each share in Com Hem outstanding as at completion of the merger. Hence, Com Hem’s shareholders received 26.6 percent economic ownership in Tele2 and a total cash consideration of SEK 6,546 million. The number of shares issued by Tele2 as merger consideration amounted to 183,441,585 B shares. The fair value of these shares was determined based on the closing price of Tele2’s B shares on November 5, 2018, amounting to SEK 107.75 per share.

Com Hem is one of Sweden’s largest fixed telecom service providers, selling services to approximately 1.5 million customers in both apartment buildings and houses through Com Hem’s vertically integrated FiberCoax network, third party fiberLAN networks, and the digital terrestrial network. Com Hem is a leading supplier of high-speed broadband, TV and fixed-line telephony to Swedish homes and businesses to all major cities in Sweden through the Com Hem, Boxer and Phonera brands delivering net sales in 2017 of SEK 7.1 billion. The operations had 1,108 employees at the end of 2017.

Goodwill in connection with the acquisition, which is not deductible for income tax purposes, is related to Tele2’s expectation to obtain both revenue and cost synergies resulting from the coordination of the operations of Com Hem and Tele2. The majority of the cost synergies are anticipated to arise from network, IT and infrastructure efficiencies, optimization of customer care, sales and marketing as well as management and administrative function. It is expected that the full run-rate savings of the cost synergies will be achieved within three years after the merger. In addition to the cost synergies, it is also expected that the merger will result in reduced investments including optimization of investments in IT and network. The size of these investment benefits is expected to vary between years.

The majority of the expected revenue synergies are anticipated to arise as a result of, inter alia, the opportunity to offer a full range of complementary connectivity and digital services to the Swedish market, increased customer loyalty resulting in a reduction of customer churn rates, and by cross-selling to each company’s customer base. It is projected that the full effect of the revenue synergies will be achieved five years after the merger.

Acquisition costs and integration costs have been reported as operating costs in the income statement and are stated in Note 5. Com Hem affected Tele2’s net sales in 2018 by SEK 1,110 million.

TDC, Sweden

On June 21, 2016 Tele2 announced that Tele2 had signed a contract to acquire 100 percent of TDC Sweden for SEK 2.9 billion on a debt free basis. The transaction was approved by regulatory authorities on October 7, 2016 and the acquisition was completed on October 31, 2016.

The acquired company is a provider of B2B services in Sweden, serving both the public sector and many Swedish blue chip customers with their entire end-to-end connectivity and communication needs with a strong position in attractive product segments. Revenues in 2015 amounted to SEK 3.4 billion. TDC Sweden had 809 full time employees.

Goodwill in connection with the acquisition is related to Tele2’s expectation to obtain synergies and positive effects of cross-selling. Acquisition costs and integration costs have been reported as operating costs in the income statement and is stated in Note 5. TDC Sweden affected Tele2’s revenues in 2016 by SEK 735 million and is included in the segment Sweden Business.

Combination of operations, Kazakhstan

On November 4, 2015 Tele2 announced the agreement with Kazakhtelecom to combine the two businesses’ mobile operations in Kazakhstan, Tele2 Kazakhstan and Altel, in a jointly owned company. Necessary regulatory approvals for the transactions were received end of January 2016 and the transaction was completed on February 29, 2016. Prior to the transaction Tele2 owned 51 percent of Tele2 Kazakhstan with the remaining shares owned by Asianet.

Kazakhtelecom subscribed for newly issued shares in the Dutch holding company Khan Tengri Holding B.V. (previously 100 percent owned by Tele2 after the buyout of Asianet), being the owner of Tele2 Kazakhstan, in exchange for 100 percent of the shares in Altel. The estimated fair value of identifiable net assets in Altel was SEK 840 million.

The transaction was made to strengthen the position of both companies in the Kazakhstan market by combining Tele2’s existing operations in Kazakhstan with Kazakhtelecom’s mobile business, Altel. The business combination with Kazakhtelecoms mobile operation has created a more sustainable and significant player in the market. On December 28, 2018 Tele2 announced that Tele2 has given notice to exercise the put option stipulated in the shareholder agreement between Tele2 and Kazakhtelecom with respect to their jointly owned company in Kazakhstan. Following the decision to exercise the put option, the operations in Kazakhstan have been reported as discontinued operation. For additional information, please refer to Note 36.

Kombridge, Sweden

On August 22, 2016 Tele2 acquired 100 percent in the Sweden based company Kombridge AB. Since 2010, Kombridge has offered security services, connected device management and application management for Internet of Things (IoT) applications and services. The goodwill of SEK 9 million consists of the value Tele2 gets by adding and integrating the expertise, the product and the platform from Kombridge with Tele2’s business.

Net assets at the time of acquisition

Assets, liabilities and contingent liabilities included in the acquired operations are stated below. The valuations of acquired assets and assumed liabilities are still preliminary.

Com Hem, Sweden (2018)
Utilization rights and software	468
Licenses	36
Customer agreements	8,962
Trademarks	5,624
Construction in progress, intangible assets	12
Tangible assets	3,014
Financial assets	9
Capitalized contract cost	37
Deferred tax assets	127
Inventories	9
Current receivables	427
Cash and cash equivalents	146
Non-current provisions	(494)
Other non-current interest-bearing liabilities	(10,598)
Deferred tax liabilities	(3,254)
Current provisions	(40)
Other current interest-bearing liabilities	(892)
Current non-interest-bearing liabilities	(1,938)
Acquired net assets	1,655
Goodwill	24,657
Purchase price shares	26,312
Paid with own shares	(19,766)
6,546
Less: cash and cash equivalents in acquired companies	(146)
NET CASH OUTFLOW (+)	6,400

	TDC, Sweden (2016)	Altel, Kazakhstan (2016)	Kombridge, Sweden (2016)	Total
Patents and software	127	7	8	142
Licenses	—	148	—	148
Customer agreements	990	81	2	1,073
Trademarks	—	66	—	66
Tangible assets	573	658	—	1,231
Financial assets	26	14	—	40
Deferred tax assets	—	31	1	32
Inventories	140	37	—	177
Current receivables	776	152	2	930
Cash and cash equivalents	130	42	1	173
Non-current interest-bearing liabilities	(21)	(55)	—	(76)
Deferred tax liabilities	(217)	(29)	(2)	(248)
Current liabilities	(1,354)	(312)	(2)	(1,668)
Acquired net assets	1,170	840	10	2,020

Goodwill	1,552	—	9	1,561
Purchase price shares	2,722	840	19	3,581
Fair value of equity interest 51 percent in Khan Tengri Holding at acquisition	—	(840)	—	(840)
Payment of debt to former owner	330	—	—	330
	3,052	—	19	3,071
Deferred contingent consideration	(12)	—	(9)	(21)
Less: cash and cash equivalents in acquired companies	(130)	(42)	(1)	(173)
NET CASH OUTFLOW (+)	2,910	(42)	9	2,877

Effects from acquisitions

The table below shows how the acquired companies would have affected Tele2’s revenues and result if they had been acquired the first day of each reporting period.

	Tele2 Group, reported	Acquired operations, Com Hem Sweden	Tele2 Group, if acquisition on January 1
Revenue	23,704	6,057	29,761
Net profit	1,610	26	1,636

	2016
	Tele2 Group, reported	Acquired operations			Tele2 Group, if acquisition on January 1
	Tele2 Group	TDC, Sweden	Altel, Kazakhstan	Kombridge, Sweden	Tele2 Group
Revenue	18,131	2,848	137	7	21,123
Net profit/loss	1,781	8	(22)	—	1,767

Divestments

Procure IT Right, Sweden

On August 31, 2016 Tele2 sold its Swedish procurement consulting operation for a sales price of SEK 1 million. The sale resulted in a capital loss of SEK 4 million. The operation affected Tele2’s revenues in 2016 by SEK 28 million.

Discontinued operations

Please refer to Note 36 for information regarding operations in Austria, Netherlands and Kazakhstan reported as discontinued operations.

Note 16 Joint ventures and associated companies

	Holding			Book value of shares			Result from shares
	Dec 31, 2018	Dec 31, 2017	Dec 31, 2016	Dec 31, 2018	Dec 31, 2017	Dec 31, 2016	2018	2017	2016
UAB Mobilieji mokéjimai, Lithuania	33.3%	33.3%	—	6	7	—	(7)	—	—
SNPAC Swedish Nr Portability Adm.Centre AB, Sweden	40%	40%	40%	5	7	7	—	—	—
Triangelbolaget D4 AB, Sweden	25%	25%	25%	2	—	—	2	—	—
Altlorenscheuerhof SA, Luxembourg	33.3%	33.3%	33.3%	—	2	2	14	—	—
Total joint ventures and associated companies				13	16	9	9	—	—

Shares in joint ventures and associated companies

	Dec 31, 2018	Dec 31, 2017	Dec 31, 2016
Cost
Cost at January 1	16	9	7
Investments	7	7	5
Repayment of capital contribution	(1)	—	—
Dividend	(16)	—	—
Share of profit for the year	9	—	—
Divestments	—	—	(3)
Exchange rate differences	(2)	—	—
Total shares in joint ventures and associated companies	13	16	9

Extracts from the income statements of joint ventures and associated companies

	2018	2017	2016
Revenue	65	51	88
Operating profit	29	1	2
Profit before tax	29	—	—
Net profit	27	—	—

Extracts from the balance sheets of joint ventures and associated companies

	Dec 31, 2018	Dec 31, 2017	Dec 31, 2016
Intangible assets	19	8	—
Tangible assets	1	1	1
Current assets	47	42	56
Total assets	67	51	57

Equity	39	40	20
Deferred tax liability	1	1	—
Current liabilities	27	10	37
Total equity and liabilities	67	51	57

Note 17 Other financial assets

	Dec 31, 2018	Dec 31, 2017	Dec 31, 2016
Receivable from sold equipment	898	649	1,084
Prepayment T-Mobile Netherlands, Mobile site access	—	—	205
VAT receivable, Kazakhstan	—	8	117
Pension funds	110	119	143
Non-current holdings of securities	7	1	1
Restricted bank deposits	—	1	1
Total other financial assets	1,015	778	1,551

Receivable from sold equipment consists of instalment which is referring to equipment sold, such as handsets and other equipment. The equipment has been supplied to the customer and for which the revenue have been recognized. None of these receivables were due on the closing date. When the invoicing occurs, the amount invoiced is transferred from receivable from sold equipment to accounts receivable. The item also consists of effects of the time difference between when the performance obligation is satisfied and revenue recognized for the goods or service and the payments to be received. The contract asset arises due to sales of bundles. For information regarding loss allowance please refer to Note 20.

Non-current securities consist of shares in the companies listed below.

	Holding (capital/votes)	Dec 31, 2018	Dec 31, 2017	Dec 31, 2016
Estonian Broadband Development Foundation, Estonia	12.5%	1	1	1
TMPL Solutions AB, Sweden	12.1%	6	—	—
Total non-current securities		7	1	1

Note 18 Capitalized contract costs

	Dec 31, 2018	Dec 31, 2017	Dec 31, 2016
Capitalized contract costs	373	380	617
Total capitalized contract costs	373	380	617

	2018	2017	2016
Expensed contract costs	355	314	435

Expensed contract costs consists of amortized capitalized contract costs. Amortization is recognized as an operating cost, in order for this cost to be reflected in the operational business.

Note 19 Inventories

	Dec 31, 2018	Dec 31, 2017	Dec 31, 2016
Finished products & goods for resale	636	641	612
Other	33	48	56
Total inventories	669	689	668

Tele2’s inventories mainly consist of mobile phones. In 2018 inventories were expensed by SEK 5,134 (2017: 4,732 and 2016: 5,065) million, of which SEK 25 (2017: 19 and 2016: 38) million was related to write-downs.

Note 20 Accounts receivable

Accounts receivable

	Dec 31, 2018	Dec 31, 2017	Dec 31, 2016
	(IFRS 9)	(IAS 39)	(IAS 39)
Gross carrying amount	2,961	2,723	3,444
Loss allowance	(452)	(499)	(660)
Total accounts receivable, net	2,509	2,224	2,784

	Dec 31, 2018	Dec 31, 2017	Dec 31, 2016
	(IFRS 9)	(IAS 39)	(IAS 39)
Loss allowance
Loss allowance at January 1 (IAS 39)	499	660	623
Assets classified as held for sale at January 1 (IAS 39)	264
Change in accounting principle, IFRS 9 (Note 35)	(10)
Adjusted loss allowance at January 1 (IFRS 9)	753
Assets classified as held for sale	(267)	(264)	—
Companies acquired during the year	9	—	14
Companies divested during the year	—	(8)	—
Net change in loss allowance	(74)	95	(4)
Exchange rate differences	31	16	27
Total reserve for loss allowance	452	499	660

	Dec 31, 2017	Dec 31, 2016
	(IAS 39)	(IAS 39)
Accounts receivable, overdue with no reserve
Overdue between 1-30 days	320	365
Overdue between 31-60 days	63	94
Overdue more than 60 days	81	46
Total accounts receivable, overdue with no reserve	464	505

Receivable from sold equipment

	Dec 31, 2018	Dec 31, 2017	Dec 31, 2016
	(IFRS 9)	(IAS 39)	(IAS 39)
Gross carrying amount	2,791	2,429	3,811
Loss allowance	(46)	—	—
Total receivable from sold equipment, net	2,745	2,429	3,811
of which non-current	898	649	1,084
of which current	1,847	1,780	2,727

Dec 31, 2018
(IFRS 9)
Loss allowance
Change in accounting principle, IFRS 9 (Note 35)	51
Adjusted loss allowance at January 1 (IFRS 9)	51
Net change in loss allowance	(5)
Total reserve for loss allowance	46

Loss allowance

Tele2 applies the simplified approach of IFRS 9 measuring expected credit losses for trade receivables and receivable from sold equipment. The simplified approach is always based on lifetime expected credit losses considering information about historical data adjusted for current conditions and forecasts of future events and economic conditions. Receivable from sold equipment consists of receivables on customers for equipment, such as handsets and other equipment, which have been supplied to the customer and for which the revenues have been recognized.

To measure the expected credit losses, accounts receivable and receivable from sold equipment have been grouped by credit risk characteristics and past due status. Tele2 have chosen to report the expected credit losses based on customer type since the risk is considered to be diverse. Business customers are defined as a customer that uses Tele2s services primarily for business purposes, including public sector and non-profit organizations. A consumer is a customer which is not defined as a business customer. The expected credit losses are based on customers payment history during a period between 6 to 24 months together with the historical credit losses during the same period. The historical losses are adjusted to reflect macroeconomic and forward-looking information that can affect the customers’ ability to pay, such as changed market expectations and the ability to sell outstanding account receivables.

Tele2 have identified and made specific reservations for customers whose ability to pay are considered to be differentiated from other receivables. Account receivables and receivable from sold equipment are written off when a payment no longer is considered to be likely. An indication is that the payment is more than 90 days overdue.

The table below shows the loss allowance based on the information above.

	Past due
	Not due	1-30 days	31-60 days	61-90 days	> 90 days	Total
Accounts receivable
Consumer
Expected credit loss rate	1.67%	2.03%	8.16%	35.17%	79.09%
Gross carrying amount	614	306	57	19	305	1,301
Loss allowance	(10)	(6)	(5)	(7)	(241)	(269)

Business
Expected credit loss rate	0.21%	0.59%	2.41%	63.52%	64.78%
Gross carrying amount	1,216	136	31	23	254	1,660
Loss allowance	(2)	(1)	(1)	(15)	(164)	(183)
Total loss allowance						(452)

Receivable from sold equipment
Consumer
Expected credit loss rate	1.69%	—	—	—	—
Gross carrying amount	2,547	—	—	—	—	2,547
Loss allowance	(43)	—	—	—	—	(43)

Business
Expected credit loss rate	1.23%	—	—	—	—
Gross carrying amount	244	—	—	—	—	244
Loss allowance	(3)	—	—	—	—	(3)
Total loss allowance						(46)

When the receivable from sold equipment is invoiced, it is reclassified to accounts receivable.

Note 21 Other current receivables

	Dec 31, 2018	Dec 31, 2017	Dec 31, 2016
Receivable from sold equipment	1,847	1,780	2,727
Receivable on Kazakhtelecom	—	548	405
VAT receivable	38	217	69
Receivable on Net4Mobility, joint operation in Sweden	171	166	144
Receivable on suppliers	208	134	193
Receivable on Svenska UMTS-nät, joint operation in Sweden	14	19	17
Derivatives	33	17	55
Current tax receivables	16	22	75
Prepayment T-Mobile Netherlands, Mobile site access	—	—	35
Other	86	38	26
Total other current receivables	2,413	2,941	3,746

Receivable from sold equipment consists of instalment which is referring to equipment sold, such as handsets and other equipment. The equipment  has been supplied to the customer and for which the revenue have been recognized. None of these receivables were due on the closing date. When the invoicing occurs, the amount invoiced is transferred from receivable from sold equipment to accounts receivable. The item also consists of effects of the time difference between when the performance obligation is satisfied and revenue recognized for the goods or service and the payments to be received. The contract asset arises due to sales of bundles. For information regarding loss allowance please refer to Note 20.

Derivatives consists of currency deal contracts and fair value interest rate swaps valued at fair value. The effective part of the currency swaps was reported in the hedge reserve in other comprehensive income and the ineffective part was reported as other financial items in the income statement. Changes in the fair value of other currency deal contracts and fair value interest rate swaps were reported as other financial items and interest costs, respectively, in the income statement. The Group has derivative contracts which are covered by master netting agreements. That means a right exists to set off assets and liabilities with the same party, which is not reflected in the accounting where gross accounting is applied. For additional information please refer to Note 2.

Note 22 Prepaid expenses and accrued income

	Dec 31, 2018	Dec 31, 2017	Dec 31, 2016
Prepaid expenses
Rental costs	211	208	291
Frequency usage	160	129	181
Interest expenses	90	—	—
Other prepaid expenses	213	163	273
Total prepaid expenses	674	500	745

Accrued income
Customers	681	457	697
Other telecom operators	497	548	518
Other accrued income	51	56	64
Total accrued income	1,229	1,061	1,279
Total prepaid expenses and accrued income	1,903	1,561	2,024

SEK 46 (2017: 38 and 2016: 43) million of accrued income is estimated to be paid more than 12 months after the closing date.

Note 23 Current investments

	Dec 31, 2018	Dec 31, 2017	Dec 31, 2016
Restricted funds	1	1	21
Shares in other companies	1	2	—
Total current investments	2	3	21

Note 24 Cash and cash equivalents and unutilized overdraft facilities

Available liquidity

	Dec 31, 2018	Dec 31, 2017	Dec 31, 2016
Cash and cash equivalents	404	802	257
Unutilized overdraft facilities and credit lines	9,116	9,935	9,785
Total available liquidity	9,520	10,737	10,042

	Dec 31, 2018	Dec 31, 2017	Dec 31, 2016
Unutilized overdraft facilities and credit lines
Overdraft facilities granted	1,662	1,240	1,240
Overdraft facilities utilized	(355)	(22)	(305)
Total unutilized overdraft facilities	1,307	1,218	935
Unutilized credit lines	7,809	8,717	8,850
TOTAL UNUTILIZED OVERDRAFT FACILITIES AND CREDIT LINES	9,116	9,935	9,785

Tele2’s share of liquid funds in joint operations, for which Tele2 has limited disposal rights, amounted at December 31, 2018 to SEK 60 (2017: 67 and 2016: 60) million and was included in the Group’s cash and cash equivalents.

No specific collateral is provided for overdraft facilities or unutilized credit lines.

Exchange rate difference in cash and cash equivalents

	Dec 31, 2018	Dec 31, 2017	Dec 31, 2016
Exchange rate differences in cash and cash equivalents at January 1	(2)	(8)	3
Exchange rate differences in cash flow for the year	28	28	47
Total exchange rate differences in cash and cash equivalents for the year	26	20	50

Note 25 Shares, equity and appropriation of profit

Number of shares

	A shares	B shares	C shares	Total
As of January 1, 2016	20,260,910	428,923,429	1,899,000	451,083,339
New share issue	2,532,613	53,284,060	—	55,816,673
As of December 31, 2016	22,793,523	482,207,489	1,899,000	506,900,012
As of December 31, 2017	22,793,523	482,207,489	1,899,000	506,900,012
Reclassification of A shares to B shares	-145,831	145,831	—	—
New share issue	—	183,441,585	—	183,441,585
Total number of shares as of December 31, 2018	22,647,692	665,794,905	1,899,000	690,341,597

	2018	2017	2016
Total number of shares	690,341,597	506,900,012	506,900,012
Number of treasury shares	(3,338,529)	(4,144,459)	(4,549,947)
Number of outstanding shares	687,003,068	502,755,553	502,350,065
Number of shares, weighted average	531,098,522	502,614,759	452,146,472
Number of shares after dilution	690,115,713	505,931,001	505,041,442
Number of shares after dilution, weighted average	534,505,915	505,637,139	454,887,620

On November 5, 2018, Tele2 has performed a new issue of 183,441,585 class B shares as merger consideration in connection with the acquisition of Com Hem (please refer to Note 15). As a result, equity has increased with SEK 19,766 million.

On September 10, 2018, 145,831 class A shares were reclassified into class B shares.

On November 28, 2016, Tele2 issued, with preferential rights for existing shareholders, 55,816,673 new shares (2,532,613 A-shares and 53,284,060 B-shares) corresponding to a total amount of SEK 2,910 million, after new issue costs of SEK (48) million, of which SEK 70 million is reported as an increase in share capital. The terms of the right issue entailed that every existing share entitled the holder to one subscription right of a share. Eight subscription rights of shares entitled the holder to subscribe for one new share of the corresponding share class to a subscription price of SEK 53 per share. The new issue was carried out in order to maintain the Tele2’s financial strength, in connection with the acquisition of TDC Sweden.

In 2017, Tele2 released SEK 7 million of the 2016-year accrual for new share issue costs.

The share capital in Tele2 AB is divided into three classes of shares: Class A, B and C shares. All types of shares have a par value of SEK 1.25 per share and Class A and B shares have the same rights in the company’s net assets and profits while Class C shares are not entitled to dividend. Shares of Class A entitle the holder to 10 voting rights per share and Class B and C shares to one voting right per share.

There are no limitations regarding how many votes each shareholder may vote for at general meetings of shareholders. The Articles of Association make no stipulation that limits the right to transfer the shares.

In the case of a bid for all shares or a controlling part of the shares in Tele2, the financing facilities may be accelerated and due for immediate repayment. In addition, some other agreements may be terminated.

Number of treasury shares

	B shares	C shares	Total
As of January 1, 2016	2,995,972	1,899,000	4,894,972
Delivery of own shares under LTI program	(345,025)	—	(345,025)
As of December 31, 2016	2,650,947	1,899,000	4,549,947
Delivery of own shares under LTI program	(405,488)	—	(405,488)
As of December 31, 2017	2,245,459	1,899,000	4,144,459
Delivery of own shares under LTI program	(449,039)	—	(449,039)
Delivery of own shares under LTI program, early vesting	(356,891)	—	(356,891)
Total number of treasury shares as of December 31, 2018	1,439,529	1,899,000	3,338,529

Number of treasury shares amount to 0.5 (2017: 0.8 and 2016: 0.9) percent of the share capital.

As a result of share rights in the LTI 2016, LTI 2017 and LTI 2018 being exercised on December 7, 2018, Tele2 delivered 356,891 B-shares in treasury shares to some of the participants in the program. This was an early vesting of the programs following the merger with Com Hem.

As a result of share rights in the LTI 2015 (2017: LTI 2014 and 2016: LTIP 2013) being exercised on May 4, 2018, Tele2 delivered 449,039 (May 5, 2017: 405,488 and May 9, 2016: 345,025) B-shares in treasury shares to the participants in the program.

Outstanding share rights

	Dec 31, 2018	Dec 31, 2017	Dec 31, 2016
Incentive program 2018-2021	1,482,420
Incentive program 2017-2020	1,050,018	1,373,574
Incentive program 2016-2019	801,040	1,065,265	1,195,370
Incentive program 2015-2018	—	736,609	837,616
Incentive program 2014-2017	—	—	668,560
Total number of outstanding share rights	3,333,478	3,175,448	2,701,546
of which will be settled in cash	220,833	—	10,169

Further information is provided in Note 33.

Number of shares after dilution

	Dec 31, 2018	Dec 31, 2017	Dec 31, 2016
Number of shares	690,341,597	506,900,012	506,900,012
Number of treasury shares	(3,338,529)	(4,144,459)	(4,549,947)
Number of outstanding shares, basic	687,003,068	502,755,553	502,350,065
Number of outstanding share rights	3,333,478	3,175,448	2,701,546
Excluding share rights to be settled in cash	(220,833)	—	(10,169)
Total number of shares after dilution	690,115,713	505,931,001	505,041,442

Earnings per share

	Earnings per share			Earnings per share, after dilution
	2018	2017	2016	2018	2017	2016
Net profit/loss attributable to equity holders of the parent company	853	192	(2,269)	853	192	(2,269)

Weighted average number of outstanding shares	531,098,522	502,614,759	452,146,472	531,098,522	502,614,759	452,146,472
Incentive program 2018-2021				829,239
Incentive program 2017-2020				1,327,443	909,312
Incentive program 2016-2019				1,023,804	1,125,670	804,813
Incentive program 2015-2018				226,907	783,348	970,707
Incentive program 2014-2017				—	204,050	777,542
Incentive program 2013-2016				—	—	188,086
Weighted average number of share rights				3,407,393	3,022,380	2,741,148

Weighted average number of outstanding shares after dilution				534,505,915	505,637,139	454,887,620

EARNINGS PER SHARE*), SEK	1.61	0.38	(5.02)	1.59	0.37	(5.02)

*) When reporting a loss, earnings per share after dilution is calculated based on weighted average number of shares as the weighted average number of outstanding shares after dilution is anti-dilutive.

Proposed appropriation of profit

The Board propose that, from the SEK 28,873,578,326 at the disposal of the Annual General Meeting, a dividend of SEK 4.40 per share should be paid to shareholders in two equal tranches during 2019, corresponding on December 31, 2018 to SEK 3,022,813,499, and that the remaining amount, SEK 25,850,764,827, should be carried forward.

Based on this annual report, the consolidated financial statements and other information which has become known, the Board has considered all aspects of the parent company’s and the Group’s financial position. This evaluation has led the Board to the conclusion that the dividend is justifiable in view of the requirements that the nature and scope of and risks involved in Tele2’s operations have on the size of the company’s and the Group’s equity as well as on its consolidation needs, liquidity and financial position in general.

For information regarding dividend policy please refer to Note 2.

Note 26 Financial liabilities

	Dec 31, 2018	Dec 31, 2017	Dec 31, 2016
Liabilities to financial institutions and similar liabilities	28,069	10,546	10,449
Other interest-bearing liabilities	237	759	583
Total interest-bearing financial liabilities	28,306	11,305	11,032

Accounts payable	3,004	1,937	3,202
Other non-interest-bearing liabilities	692	1,405	1,172
Total non-interest-bearing financial liabilities	3,696	3,342	4,374

TOTAL FINANCIAL LIABILITIES	32,002	14,647	15,406

Financial risk management and financial instruments are presented in Note 2.

Financial liabilities fall due for payment according to below.

	Dec 31, 2018		Dec 31, 2017		Dec 31, 2016
	Nominal value	Recorded value	Nominal value	Recorded value	Nominal value	Recorded value
Within 3 months	9,950	9,952	3,096	3,096	4,828	4,703
Within 3 - 12 months	280	280	969	969	2,925	2,925
Within 1 - 2 years	2,023	2,023	1,986	1,986	42	42
Within 2 - 3 years	3,384	3,384	294	294	1,624	1,624
Within 3 - 4 years	2,588	2,588	3,401	3,401	271	271
Within 4 - 5 years	1,959	1,959	2,577	2,577	3,328	3,328
Within 5 - 10 years	11,788	11,796	2,273	2,272	2,456	2,456
Within 10 - 15 years	23	20	318	52	356	57
Total financial liabilities	31,995	32,002	14,914	14,647	15,830	15,406

Interest-bearing financial liabilities

Interest-bearing financial liabilities fall due for payments as follows:

	Within 1 year	Within 1 - 2 years	Within 2 - 3 years	Within 3 - 4 years	Within 4 - 5 years	Within 5 - 15 years	Total
Variable interest rates(1)	6,471	1,763	2	1,301	376	2,579	12,492
Fixed interest rates	68	257	3,382	1,287	1,584	9,236	15,814
Total interest-bearing liabilities	6,539	2,020	3,384	2,588	1,960	11,815	28,306

(1)  exposed to changes in interest rates over the next 12 months

Liabilities to financial institutions and similar liabilities

			Dec 31, 2018		Dec 31, 2017		Dec 31, 2016
Creditors	Interest rate terms	Maturity date	Current liabilities	Non- current liabilities	Current liabilities	Non- current liabilities	Current liabilities	Non- current liabilities
Bonds EUR	fixed 1.125%	2024	—	5,137	—	—	—	—
Bonds EUR	fixed 2.125%	2028	—	5,147	—	—	—	—
Bonds NOK			—	—	—	—	188	—
Bonds SEK			—	—	—	—	1,389	—
Bonds SEK			—	—	—	—	764	—
Bonds SEK	variable interest rates	2019	500	—	—	500	—	499
Bonds SEK	STIBOR +0.87%	2019	1,000	—	—	1,000	—	999
Bonds SEK	STIBOR +0.51%	2020	—	1,757	—	—	—	—
Bonds SEK	STIBOR +2.45%	2020	—	250	—	250	—	250
Bonds SEK	fixed 1.875%	2021	—	1,000	—	1,000	—	1,000
Bonds SEK	STIBOR +1.65%	2021	—	1,995	—	1,993	—	1,991
Bonds SEK	STIBOR +1.55%	2022	—	1,699	—	1,699	—	999
Bonds SEK	variable interest rates	2022	—	500	—	499	—	499
Bonds SEK	STIBOR +1.45%	2023	—	400	—	399	—	—
Bonds SEK	STIBOR +2%	2023	—	1,195	—	1,194	—	—
Total bonds			1,500	19,080	—	8,534	2,341	6,237
Commercial paper	fixed interest rates	2019	4,491	—	500	—	300	—
European Investment Bank (EIB)	fixed interest rates	2024	—	1,283	—	—	—	—
Nordic Investment Bank (NIB)	fixed interest rates	2021-2024	—	1,324	—	1,273	—	1,235
Syndicated loan facilities	variable interest rates	2023	—	(24)	—	(29)	—	(36)
Development Bank of Kazakhstan(1)	fixed interest rate	2019-2024	—	—	17	229	—	67
Erste Bank	fixed interest rate	2019-2024	60	—	—	—	—	—
Utilized bank overdraft facility	variable interest rates		355	—	22	—	305	—
			6,406	21,663	539	10,007	2,946	7,503
Total liabilities to financial institutions and similar liabilities				28,069		10,546		10,449

(1) Tele2 Kazakhstan liabilities are per December 31, 2018 reported as discontinued operations. Please refer to Note 36.

As of the date of this report, Tele2 has a credit facility with a syndicate of ten banks. In January 2019, the facility was extended with one year to 2024 and has a remaining one year extension option. The loans can be drawn in several currencies and the interest base is the relevant IBOR for that currency. The facility amounts to EUR 760 million and was unutilized on December 31, 2018 and prepaid upfront fees to be recognized in profit/loss over the remaining contract period amounted to SEK (24) (2017: (29) and 2016: (36)) million. The facility is conditioned by covenant requirements which Tele2 expects to fulfil.

Tele2 AB’s Euro Medium-Term Note (EMTN) Program forms the basis for Tele2’s medium and long term debt issuance in both international and domestic bond markets. The program enables Tele2 to issue bonds and notes up to a total aggregate amount of EUR 5 billion. On December 31, 2018 issued bonds under the program amounted to SEK 20.6 (2017: 8.5 and 2016: 8.4) billion.

Tele2 AB has issued bonds on the Norwegian bond market. During 2017 all Norwegian bonds were due and repaid (NOK 0.2 billion).

Tele2 AB’s established Swedish commercial paper program enables Tele2 to issue commercial papers up to a total amount of SEK 5 billion. Commercial papers can be issued with a tenor up to 12 months under the program. The commercial paper program is a complement to Tele2’s core funding. On December 31, 2018 outstanding commercial papers amounted to SEK 4.5 (2017: 0.5 and 2016: 0.3) billion.

As a further step towards the diversification of Tele2’s funding sources, Tele2 AB has entered into loan agreements with Nordic Investment Bank (NIB) of EUR 130 (2017: 130 and 2016: 130) million and the European Investment Bank (EIB) of EUR 125 (2017: 125 and 2016: 125) million. During 2018 a new loan agreement in an amount of SEK 2 billion was entered into with NIB which in January 2019 replaced the EUR 130 million agreement.

The average interest rate on loans during the year was 2.6 (2017: 2.6 and 2016: 3.0) percent.

Other interest-bearing liabilities

	Dec 31, 2018		Dec 31, 2017		Dec 31, 2016
	Current liabilities	Non- current liabilities	Current liabilities	Non- current liabilities	Current liabilities	Non- current liabilities
Earn-out, Kazakhstan	—	—	—	432	—	100
Loan from Kazakhtelecom	—	—	—	26	—	24
Derivatives	113	—	156	—	217	—
Finance leases	2	14	2	15	16	32
Supplier financing, Lithuania license	7	86	7	89	7	93
Equipment financing	—	—	6	2	56	14
Deferred consideration for acquisitions	11	—	13	8	12	12
Incentive program, IoT	—	4	—	3	—	—
	133	104	184	575	308	275
Total other interest-bearing liabilities		237		759		583

Asianet, the former non-controlling shareholder of Tele2 Kazakhstan, has a right to 18 percent of the economic interest in the jointly owned company with Kazakhtelecom in Kazakhstan. The estimated fair value of the deferred consideration amounted on December 31, 2018 to SEK 764 (2017: 432 and 2016: 100) million. The fair value was calculated based on expected future cash flows of the jointly owned company and was in 2018 reclassified to liabilities directly associated with assets classified as held for sale, please refer to Note 36.

Derivatives consist of interest swaps and currency swaps, valued at fair value. The effective part of the swaps was reported in the hedge reserve in other comprehensive income and the ineffective part was reported as interest costs and other financial items, respectively, in the income statement. The Group has derivative contracts which are covered by master netting agreements. That means a right exists to set off assets and liabilities with the same party, which is not reflected in the accounting where gross accounting is applied. For additional information please refer to Note 2.

For information on finance leases, supplier financing and equipment financing please refer to Note 31 and Note 14, respectively.

On December 31, 2016, a liability was reported for estimated deferred consideration to the former owner of TDC, Sweden. The estimated fair value of the deferred consideration amounted at December 31, 2016 to SEK 12 million. The fair value was calculated based on expected future cash flows. In 2017, the deferred consideration was settled. In 2016, a liability was reported for contingent deferred consideration to the former owners of Kombridge, Sweden. In 2018, SEK 12 million of the consideration was settled. The estimated fair value of the deferred consideration amounted on December 31, 2018 to SEK 11 (2017: 21 and 2016: 12) million. The fair value was calculated based on expected future cash flows at which a maximum turnout has been assumed.

At December 31, 2017, a liability was reported for long-term incentive program (IoTP) for Tele2 employees of Tele2’s IoT business (internet-of-things). The estimated fair value of the program amounted on December 31, 2018 to SEK 4 (December 31, 2017: 3) million. The program is built on transferrable synthetic options. The fair value of the program is determined with support from an independent valuation institute. During 2018, Tele2 decided to close down the incentive program for IoTP during 2019 by settlement in cash.

Liabilities attributable to financing activities

		Cash	Reclassification for assets	Non-cash changes
	Liabilities Dec 31, 2017	flow from financing activities	held for sale (Note 36)	Acquisition (Note 15)	Reclassification	Exchange rate	Fair value	Accrued interest and fees	Payment	Liabilities Dec 31, 2018
Bonds	8,534	8,020	—	4,000	—	13	9	4	—	20,580
Commercial paper	500	3,191	—	800	—	—	—	—	—	4,491
Nordic Investment Bank (NIB)	1,273	(5)	—	—	—	55	—	1	—	1,324
European Investment Bank (EIB)	—	1,289	—	—	—	(6)	—	—	—	1,283
Syndicated loan facilities	(29)	(6,552)	—	6,525	—	—	—	32	—	(24)
Development Bank of Kazakhstan	246	(18)	(220)	—	—	(8)	—	—	—	—
Erste Bank	—	—	—	—	60	—	—	—	—	60
Utilized bank overdraft facility	22	333	—	—	—	—	—	—	—	355
Total liabilities to financial institutions and similar liabilities	10,546	6,258	(220)	11,325	60	54	9	37	—	28,069
Earn-out, Kazakhstan	432	—	(764)	—	—	—	332	—	—	—
Loan from Kazakhtelecom	26	—	(30)	—	—	4	—	—	—	—
Derivatives	156	—	—	—	—	—	(43)	—	—	113
Finance leases	17	(1)	—	—	—	—	—	—	—	16
Deferred consideration for acquisitions	21	(4)	—	—	—	—	2	—	(8)	11
Equipment financing	8	(8)	—	—	—	—	—	—	—	—
Supplier financing, Lithuania license	96	(7)	—	—	—	4	—	—	—	93
Incentive program, IoT	3	—	—	—	—	—	1	—	—	4
Total other interest-bearing liabilities	759	(20)	(794)	—	—	8	292	—	(8)	237
Total interest-bearing financial liabilities	11,305	6,238	(1,014)	11,325	60	62	301	37	(8)	28,306

	Liabilities	Cash flow	Non-cash changes
	Dec 31, 2016	from financing activities	Divestments (Note 36)	Exchange rate	Fair value	Accrued interest and fees	Payment	Liabilities Dec 31, 2017
Bonds	8,578	(58)	—	4	—	10	—	8,534
Commercial paper	300	200	—	—	—	—	—	500
Nordic Investment Bank (NIB)	1,235	—	—	37	—	1	—	1,273
Syndicated loan facilities	(36)	(18)	—	—	—	25	—	(29)
Development Bank of Kazakhstan	67	196	—	(17)	—	—	—	246
Utilized bank overdraft facility	305	(283)	—	—	—	—	—	22
Total liabilities to financial institutions and similar liabilities	10,449	37	—	24	—	36	—	10,546
Earn-out, Kazakhstan	100	—	—	—	332	—	—	432
Loan from Kazakhtelecom	24	—	—	(1)	—	3	—	26
Derivatives	217	—	—	—	41	—	(102)	156
Finance leases	48	(14)	(21)	—	—	4	—	17
Deferred consideration for acquisitions	24	—	—	—	5	—	(8)	21
Equipment financing	70	(62)	—	—	—	—	—	8
Supplier financing, Lithuania license	100	(7)	—	3	—	—	—	96
Incentive program, IoT	—	—	—	—	3	—	—	3
Total other interest-bearing liabilities	583	(83)	(21)	2	381	7	(110)	759
Total interest-bearing financial liabilities	11,032	(46)	(21)	26	381	43	(110)	11,305

Other current liabilities

	Dec 31, 2018	Dec 31, 2017	Dec 31, 2016
Liability to Kazakhtelecom	—	608	399
VAT liability	306	396	361
Liability to Net4Mobility, joint operation in Sweden	122	132	115
Liability related to recourse on receivables from Tisak (Note 5)	54	125	135
Liability to Svenska UMTS-nät, joint operation in Sweden	46	54	36
Employee withholding tax	101	54	80
Debt to customers	30	13	13
Debt to content suppliers	23	12	13
Customer deposit	6	6	11
Other	1	5	9
Total current liabilities	689	1,405	1,172

Note 27 Provisions

	2018
	Dismantling costs	Rented buildings, fiber and cables	Disputes	Claims and guarantees for divested operations	Other provisions	Pension and similar commitments	Total
Provisions as of January 1	847	29	2	54	36	112	1,080
Provisions in acquired companies	—	—	—	—	266	268	534
Provisions directly associated with assets classified as held for sale	(176)	—	(5)	—	(7)	—	(188)
Additional provisions	39	1	2	—	157	15	214
Utilized/paid provisions	(2)	(13)	—	(15)	(40)	—	(70)
Reversed unused provisions	(7)	—	—	(1)	—	—	(8)
Effect from discounting	29	—	—	—	—	—	29
Changed inflation and discount rate	82	—	—	—	—	—	82
Exchange rate differences	18	—	3	1	—	—	22
Total provisions as of December 31	830	17	2	39	412	395	1,695

In connection with the merger with Com Hem a provision of SEK 266 million was recognized for an unfavourable fixed-price contract for the supply of transmission. The provision amounted to SEK 226 million as of December 31, 2018 and will be released over the contract period ending December 31, 2024. In addition, other provisions consist of a court case regarding copy right levies of SEK 157 (2017: 24) million.

	2017
	Dismantling costs	Rented buildings, fiber and cables	Disputes	Claims and guarantees for divested operations	Other provisions	Pension and similar commitments	Total
Provisions as of January 1	1,071	45	3	75	6	110	1,310
Provisions in divested companies	(31)	—	—	—	—	—	(31)
Provisions directly associated with assets classified as held for sale	(173)	—	(78)	—	—	—	(251)
Additional provisions	57	—	78	18	30	2	185
Utilized/paid provisions	(5)	(16)	—	(40)	—	—	(61)
Reversed unused provisions	—	—	(2)	—	—	—	(2)
Effect from discounting	23	—	—	—	—	—	23
Changed inflation and discount rate	(96)	—	—	—	—	—	(96)
Exchange rate differences	1	—	1	1	—	—	3
Total provisions as of December 31	847	29	2	54	36	112	1,080

	2016
	Dismantling costs	Rented buildings, fiber and cables	Disputes	Claims and guarantees for divested operations	Other provisions	Pension and similar commitments	Total
Provisions as of January 1	765	12	12	72	—	59	920
Provisions in acquired companies	51	31	—	—	—	—	82
Additional provisions	113	6	—	1	6	51	177
Utilized/paid provisions	(10)	(1)	—	—	—	—	(11)
Reversed unused provisions	(2)	(3)	(10)	—	—	—	(15)
Effect from discounting	26	—	—	—	—	—	26
Changed inflation and discount rate	102	—	—	—	—	—	102
Exchange rate differences	26	—	1	2	—	—	29
Total provisions as of December 31	1,071	45	3	75	6	110	1,310

	Dec 31, 2018	Dec 31, 2017	Dec 31, 2016
Provisions, current	224	97	134
Provisions, non-current	1,471	983	1,176
Total provisions	1,695	1,080	1,310

Provisions are expected to fall due for payment according to below:

	Dec 31, 2018	Dec 31, 2017	Dec 31, 2016
Within 1 year	224	97	134
Within 1 - 3 years	22	35	76
Within 3 - 5 years	88	2	26
More than 5 years	1,361	946	1,074
Total provisions	1,695	1,080	1,310

Dismantling costs refer to dismantling and restoration of mobile and fixed network sites. Remaining provision as of December 31, 2018 is expected to be fully utilized during the coming 30 years.

Note 28 Accrued expenses and deferred income

	Dec 31, 2018	Dec 31, 2017	Dec 31, 2016
Accrued expenses
Personnel-related expenses	794	596	876
External service expenses	364	360	756
Investments in non-current assets	231	271	530
Other telecom operators	396	532	458
Dealer commissions	91	117	219
Leasing and rental expenses	94	110	181
Interest costs	78	63	71
Other accrued expenses	280	174	183
Total accrued expenses	2,328	2,223	3,274

Deferred income
Contracts	909	794	1,040
Prepaid cards	217	325	402
Subscription fees	594	46	44
Total deferred income	1,720	1,165	1,486
Total accrued expenses and deferred income	4,048	3,388	4,760

When Tele2 receives a payment but has not delivered the promised goods or service a contract liability arise, which consist of deferred income for prepaid card and contracts. A contract liability is accounted for until the performance obligation is performed or fall due for the customer to use, and is then reported as a revenue.

	2018	2017	2016
Revenue recognized included in the opening contract liability balance	731	760	788

Note 29 Pledged assets

	Dec 31, 2018	Dec 31, 2017	Dec 31, 2016
Current investments, bank deposits	1	1	21
Other non-current financial assets, bank deposits	—	1	1
Total pledged assets	1	2	22

The opposite parties can only take over the pledged items in case Tele2 neglects its duty to pay its debts according to the agreements.

Note 30 Contingent liabilities and other commitments

Contingent liabilities

	Dec 31, 2018	Dec 31, 2017	Dec 31, 2016
Asset dismantling obligation, discontinued operations	159	149	151
KPN dispute, Netherlands	—	—	222
Total contingent liabilities	159	149	373

Tele2 has obligations to dismantle assets and restore premises within fixed telephony and fixed broadband in the Netherlands. Tele2 assesses such dismantling as unlikely and consequently only reported this obligation as contingent liabilities.

Tele2 Netherlands is, in the ordinary course of its business, involved in several regulatory complaints and disputes pending with the appropriate governmental authorities. In a specific case regarding the rental fees of copper lines, which Tele2 Netherlands uses as part of its fixed operations, the regulator (ACM) has determined that the rental fees are to be adjusted with retroactive effect from 2009. On July 21, 2015 the Supreme Administrative Court (CBb) ruled that ACM had no powers to impose any deduction on the WPC IIA price caps from 2009 till now. This resulted in an additional claim from KPN of EUR 14.5 million for the first 3 years (2009-2011), which were previously deducted by ACM in their ruling. Together with the claim for the period 2012-July 2014 this has resulted in a total claim from KPN for the time period 2009-July 2014 amounting to EUR 23.2 million (SEK 229 million) excluding interest, which is subject to pending appeals and court cases expected to go on for several years. On April 12, 2017 the Rotterdam Civil Court passed a ruling in which the court in principle ruled in favor of KPN. Although the ruling will be appealed by Tele2 and that ACM is in a position to reduce KPN’s potential claims based on regulatory grounds, Tele2 reported a provision of EUR 7.8 million (SEK 75 million) in 2017, including interest of EUR 1.1 million (SEK 11 million). Tele2 will continue to challenge the aforementioned case as it is of the opinion that there is no legal basis for charging the adjusted rental fees with retroactive effect.

Other contractual commitments

	Dec 31, 2018	Dec 31, 2017	Dec 31, 2016
Commitments, investments	94	89	63
Commitments, other	6,271	6,769	1,489
Total future fees for other contractual commitments	6,365	6,858	1,552

Other commitments mainly relate to commitments for ordered and contracted goods and services that cannot be cancelled without economic effects.

Note 31 Leases

Finance leases

Finance leases relate to the expansion of transmission capacity in Sweden. The carrying value of the lease assets is stated in Note 14. The contract periods are running for 25 years and contain index clauses.

Total future minimum lease payments and their present value amount to:

	Dec 31, 2018		Dec 31, 2017		Dec 31, 2016
	Present value	Nominal value	Present value	Nominal value	Present value	Nominal value
Within 1 year	2	2	2	2	17	17
Within 1 - 2 years	2	2	2	2	10	10
Within 2 - 3 years	2	2	2	2	4	5
Within 3 - 4 years	2	2	2	2	4	5
Within 4 - 5 years	2	3	2	3	4	4
Within 5 - 10 years	6	7	7	8	8	10
Within 10 - 15 years	—	—	—	—	1	1
Total loan liability and interest		18		19		52
Less interest portion		(2)		(2)		(4)
TOTAL FINANCE LEASES	16	16	17	17	48	48

Operating Leases

	2018	2017	2016
Leased lines	907	773	561
Other operating leases	587	543	496
Annual leasing expenses for operating leases	1,494	1,316	1,057

The cost of operating leases relates mainly to leased lines. Other assets that are held under operating leases relate to sites and base stations, rented premises, machines and office equipment. Tele2 has a multitude of agreements relating to leased lines. The majority of these involve some type of initiation fee and thereafter monthly or quarterly fees. Most of the agreements have terms ranging from six months to three years with the option of extending the terms. Generally these agreements have index clauses but no possibilities to acquire the asset.

Contractual future lease expenses are stated below. Future lease expenses as of December 31, 2017 and 2016 has been restated.

	Dec 31, 2018	Dec 31, 2017	Dec 31, 2016
Within 1 year	1,546	891	866
Within 1 - 2 years	721	569	525
Within 2 - 3 years	590	386	368
Within 3 - 4 years	434	286	264
Within 4 - 5 years	365	230	201
Within 5 - 10 years	847	704	639
Within 10 - 15 years	78	255	297
More than 15 years	45	184	178
Total future lease expenses for operating leases	4,626	3,505	3,338

Operating leases with Tele2 as the lessor

Leasing income during the year amount to SEK 95 (2017: 89 and 2016: 92) million and relates mainly to rent from other operators placing equipment on Tele2 sites as well as leased equipment (mainly modems) to customers. Contract periods range from 3 to 25 years.

Contractual future lease income is stated below:

	Dec 31, 2018	Dec 31, 2017	Dec 31, 2016
Within 1 year	95	88	87
Within 1 - 2 years	26	22	24
Within 2 - 3 years	23	20	19
Within 3 - 4 years	20	19	18
Within 4 - 5 years	31	18	16
Within 5 - 10 years	53	61	58
Within 10 - 15 years	49	48	42
More than 15 years	45	51	45
Total future lease income for operating leases	342	327	309

Note 32 Supplementary cash flow information

	2018	2017	2016
Interest received	—	24	17
Interest paid	(482)	(276)	(236)
Finance items paid	(138)	(34)	(53)
Dividend received	17	—	—
Taxes paid	(643)	(485)	(403)
	(1,246)	(771)	(675)

Note 33 Personnel costs

		2018			2017			2016
	Note	Board of Directors and CEO	of which bonus	Other employees	Board of Directors and CEO	of which bonus	Other employees	Board of Directors and CEO	of which bonus	Other employees
Sweden		74	25	1,800	40	9	1,655	31	6	1,395
Lithuania		6	1	144	5	1	113	4	—	81
Latvia		5	1	181	4	1	195	3	1	162
Estonia		3	1	78	2	1	66	2	2	58
Croatia		4	2	76	3	2	50	3	1	46
Germany		3	—	38	2	—	39	2	—	68
Netherlands		1	—	2	—	—	—	—	—	—
Austria		1	—	6	—	—	1	—	—	—
Luxembourg		3	—	4	3	—	3	3	1	3
		100	30	2,329	59	14	2,122	48	11	1,813

Discontinued operations	36	36	18	890	19	8	849	25	3	987
Total salaries and remuneration		136	48	3,219	78	22	2,971	73	14	2,800

		2018			2017			2016
		Salaries	Social	of which	Salaries	Social	of which	Salaries	Social	of which
		and	security	pension	and	security	pension	and	security	pension
	Note	remunerations	expenses	expenses	remunerations	expenses	expenses	remunerations	expenses	expenses
Board and President		100	38	5	59	19	4	48	13	3
Other employees		2,329	1,073	306	2,122	947	273	1,813	759	202
		2,429	1,111	311	2,181	966	277	1,861	772	205
Discontinued operations	36	926	135	26	868	175	24	1,012	164	23
Total		3,355	1,246	337	3,049	1,141	301	2,873	936	228

Pensions

	2018	2017	2016
Defined-benefit plans, retirement pension	28	33	31
Defined-benefit plans, survivors’ and disability pension	—	5	3
Defined-contribution plans	283	239	171
Total pension expenses	311	277	205

The defined benefit plans essentially related to Sweden where companies included in the Group are affiliated to PRI Pensionsgaranti or Skandia. For companies affiliated to PRI Pensionsgaranti, the companies’ obligation under the ITP-plan (ITP2) retirement pension is recognized as a liability in the balance sheet. The liability for retirement pension assigned to Com Hem is closed for new entries and premiums are instead paid to Alecta. At 31 December, 2018 the present value of Com Hem’s share of the total group liability for the retirement pension amounted to SEK 450 million. Additional information regarding defined-benefit retirement plans is shown in the table below.

	2018	2017	2016
Income statement
Current service costs	(27)	(33)	(27)
Net interest cost	—	(7)	2
Curtailments/settlements	(1)	7	(6)
	(28)	(33)	(31)
Special employer’s contribution	1	(3)	(10)
Net cost recognized in the income statement	(27)	(36)	(41)

	Dec 31, 2018	Dec 31, 2017	Dec 31, 2016
Balance sheet
Present value of funded obligations	(717)	(257)	(249)
Present value of non-funded obligations	(7)	—	—
Fair value of plan assets	466	286	303
Net	(258)	29	54
Special employer’s contribution	(27)	(22)	(21)
Net asset (+) / obligation (-) in balance sheet	(285)	7	33
of which assets	110	119	143
of which liabilities	(395)	(112)	(110)

	2018	2017	2016
Net asset (+) / obligation (-) at beginning of year	7	33	39
Net asset/obligation at beginning of year, acquired operations	(266)	—	—
Net cost	(27)	(36)	(41)
Payments	40	39	51
Actuarial gains/losses in other comprehensive income	(39)	(29)	(16)
Net asset (+) / obligation (-) in balance sheet at end of year	(285)	7	33

The defined-benefit pension plans under ITP2 are partly funded through Tele2’s assets has been invested in Skandia and Com Hem’s in Telia Company AB’s (publ) pension fund. At December 31, 2018 the market value of Tele2’s assets in Skandia amounted to SEK 288 (2017: 286 and 2016: 303) million.

At December 31, 2018 the market value of the Com Hem share of the asset in the pension trust amounted to SEK 178 million. Two smaller defined benefit plans of SEK 7 million for management pension and conditional early retirement pension are non-funded.

The defined benefit pension obligation in Sweden is calculated using a discount rate based on interest on mortgage bonds. The Swedish covered mortgage bonds are considered high-quality bonds, the market is considered deep and the bonds are issued by large banks, thereby meeting IAS 19 requirements. The following material actuarial assumptions have been applied to calculate the commitments.

	Dec 31, 2018	Dec 31, 2017	Dec 31, 2016
Important actuarial assumptions
Discount rate	2.3%	2.4%	2.8%
Annual salary increases	3.0%	3.0%	3.0%
Annual pension increases	3.0%	3.0%	3.0%
Long-term inflation assumption	2.0%	2.0%	2.0%
Average expected remaining years of employment	10 years	10 years	8 years

Remuneration for senior executives

	2018
	Basic salary	Variable remuneration	Share based payment costs	Other benefits	Termination benefit	Pension expenses	Total remuneration
CEO and President,
-Anders Nilsson	1.2	0.8	0.1	0.3	—	0.3	2.7
-Allison Kirkby	7.4	17.3	5.9	3.8	16.0	—	50.4
Other senior executives	30.9	43.1	12.6	5.2	10.6	11.9	114.3
Total salaries and remuneration to senior executives	39.5	61.2	18.6	9.3	26.6	12.2	167.4

At the end of the year, the group Other senior executives comprises of 14 (2017: 9 and 2016: 8) persons.

	2017
	Basic salary	Variable remuneration	Share based payment costs	Other benefits	Termination benefit	Pension expenses	Total remuneration
CEO and President,
-Allison Kirkby	7.8	6.4	2.5	3.0	—	—	19.7
Other senior executives	26.0	17.9	5.8	5.0	6.0	6.3	67.0
Total salaries and remuneration to senior executives	33.8	24.3	8.3	8.0	6.0	6.3	86.7

	2016
	Basic salary	Variable remuneration	Share based payment costs		Other benefits	Termination benefit	Pension expenses	Total remuneration
CEO and President,
-Allison Kirkby	7.7	6.2	0.4		2.3	—	—	16.6
Other senior executives	25.1	15.8	(3.0)	(1)	5.2	12.0	7.9	63.0
Total salaries and remuneration to senior executives	32.8	22.0	(2.6)		7.5	12.0	7.9	79.6

(1) Including reversal of previous years’ costs for terminated share based programs of SEK (4.5) due to terminated employment.

As previously announced by Tele2 and as described in Tele2’s 2017 Annual Report, the Board of Directors of Tele2 decided to introduce an Integration and Retention Incentive plan, including 10 senior executives in Tele2’s leadership team due to the merger between Tele2 and Com Hem. Payment under the Integration and Retention Incentive plan corresponds to 12 — 24 months base salary per participant paid out in two tranches, (i) at completion of the merger in November 2018, and (ii) one year after the completion of the merger i.e. November 2019.

The Group CEO and the former Group CEO of Tele2, have not participated in the Integration and Retention Incentive plan. Instead, the former Group CEO was entitled to an integration incentive award of 18 months base salary which was paid out in full when she left Tele2 in December 2018. The Group CEO was entitled to a similar integration incentive bonus of SEK 8.5 million, and did also receive SEK 8.1 million in cash compensation from early vesting of Com Hem Holding’s long-term incentive plans at closing of the merger in line with the Plan Rules and as decided by the Com Hem Board of Directors which has been paid out in full by Tele2 when assuming Com Hem Holding AB in November 2018. Furthermore, the Tele2 Board of Directors have decided to introduce an Incentive Award to the Group CEO corresponding to up to 24 months base salary, with payment in three tranches in November 2019-2021. The Incentive Award is conditional upon that the Group CEO being continuously employed as the managing director of Tele2 and that Tele2 achieves established objectives in relation to synergy execution. In addition, the Incentive Award to the Group CEO include an extra incentive, which entitles him to 12 months base salary in November 2021 in case of exceptional performance of the Tele2 share.

The following deviations have been made to the remuneration guidelines for senior executives in 2018: the Integration and Retention Incentive plan for the senior executives and the incentive awards to the former Group CEO and the Group CEO have led to variable remunerations exceeding 100 percent of their respective fixed salary for 2018. The Integration and Retention Incentive plan for the senior executives and the Incentive Award to the Group CEO can also lead to variable remunerations exceeding 100 percent of their respective fixed salary for 2019, and, applicable only to the Incentive Award to the Group CEO, 2020 and 2021. The Board of Directors’ reasons for introducing these integration and retention incentives were to incentivize a successful integration of Com Hem and achievement of synergy execution targets for the combined company post-closing and ensure retention among key employees.

During 2018 the senior executives received 641,000 (2017: 422,000 and 2016: 442,500) share rights in the new incentive program for the year, 29,406 (2017: 22,135 and 2016: 16,199) share rights in previous years incentive programs as compensation for dividend and in 2016 of 27,433 share rights as compensation for dilution due to new share issue. No premium was paid for the share rights.

	LTI 2018		LTI 2017
Number of share rights	CEO	Other senior executives	CEO	Other senior executives
Outstanding as of January 1, 2018			100,000	322,000
Reclassification of opening balances due to changes in leadership team			—	40,000
Allocated	200,000	441,000
Allocated, compensation for dividend	—	—	3,658	13,255
Adjustments for outcome of the performance conditions	(77,300)	(95,077)	(45,609)	(56,097)
Exercised	(22,700)	(27,923)	(58,049)	(71,404)
Total outstanding rights as of December 31, 2018	100,000	318,000	—	247,754

	LTI 2016		LTI 2015
Number of share rights	CEO	Other senior executives	CEO	Other senior executives
Outstanding as of January 1, 2018	109,322	213,187	36,950	35,227
Reclassification of opening balances due to changes in leadership team	—	17,494	—	9,393
Allocated, compensation for dividend	4,003	8,490	—	—
Adjustments for outcome of the performance conditions	(45,558)	(40,615)	(15,835)	(16,731)
Exercised	(67,767)	(63,083)	(21,115)	(27,889)
Total outstanding rights as of December 31, 2018	—	135,473	—	—

Board of directors

	Fees to the board			Fees to the board committees			Total fees
SEK	2018	2017	2016	2018	2017	2016	2018	2017	2016
Georgi Ganev	1,575,000	575,000	550,000	200,000	90,000	145,000	1,775,000	665,000	695,000
Andrew Barron	287,500	—	—	22,500	—	—	310,000	—	—
Sofia Arhall Bergendorff	575,000	575,000	550,000	—	—	—	575,000	575,000	550,000
Anders Björkman	575,000	575,000	—	45,000	45,000	—	620,000	620,000	—
Cynthia Gordon	575,000	575,000	550,000	55,000	110,000	—	630,000	685,000	550,000
Lorenzo Grabau	—	—	550,000	—	—	79,000	—	—	629,000
Irina Hemmers	—	575,000	550,000	—	110,000	105,000	—	685,000	655,000
Eva Lindqvist	287,500	—	—	55,000	—	—	342,500	—	—
Lars-Åke Norling	359,375	—	—	96,875	—	—	456,250	—	—
Eamonn O’Hare	575,000	575,000	550,000	—	—	—	575,000	575,000	550,000
Mike Parton	—	1,575,000	1,430,000	—	155,000	145,000	—	1,730,000	1,575,000
Carla Smits-Nusteling	575,000	575,000	550,000	220,000	220,000	210,000	795,000	795,000	760,000
Total fee to board members	5,384,375	5,600,000	5,280,000	694,375	730,000	684,000	6,078,750	6,330,000	5,964,000

Share-based payments

Share rights

The objective of the long-term incentive programs (LTI) is to create conditions for retaining competent employees in the Tele2 Group. The program has been designed based on the view that it is desirable that senior executives and other key employees within the Group are shareholders in Tele2 AB. Participation in the Plan requires a personal investment in Tele2 shares, by shares already held or shares purchased on the market in connection with the application to participate in the Plan.

By offering an allotment of retention rights and performance rights which are based on profits and other retention and performance-based conditions, the participants are rewarded for increasing shareholder value. Furthermore, the program rewards employees’ loyalty and long-term growth in the Group. In that context, the Board of Directors is of the opinion that the program will have a positive effect on the future development of the Tele2 Group and thus be beneficial to both the company and its shareholders.

	Average fair value/share rights at grant date (in SEK)	Number of participants at grant date	Measure period	Dec 31, 2018	Dec 31, 2017	Dec 31, 2016
LTI 2018	66 and 65	242	Apr 1, 2018 - Mar 31, 2021	1,482,420	—	—
LTI 2017	70	206	Apr 1, 2017 - Mar 31, 2020	1,050,018	1,373,574	—
LTI 2016	51	193	Apr 1, 2016 - Mar 31, 2019	801,040	1,065,265	1,195,370
LTI 2015	71	197	Apr 1, 2015 - Mar 31, 2018	—	736,609	837,616
LTI 2014	54	198	Apr 1, 2014 - Mar 31, 2017	—	—	668,560
Total number of outstanding share rights				3,333,478	3,175,448	2,701,546
of which will be settled in cash				220,833	—	10,169

No share rights were exercisable at the end of the year.

Cost before tax and liabilities for outstanding incentive programs are stated below. The increased cost in 2018 was due to cash settled part during 2018 and increased number of participants in the program. The lower cost in 2016 was an effect of the negative impact that the impairment in Tele2 Netherlands had on the vesting conditions in the LTI programs.

	Actual costs before tax			Expected cumulative cost during the vesting period			Liability
	2018	2017	2016	2018	2017	2016	Dec 31, 2018	Dec 31, 2017	Dec 31, 2016
LTI 2018	30	—	—	110	—	—	6	—	—
LTI 2017	31	18	—	74	92	—	10	5	—
LTI 2016	18	13	6	25	52	34	11	8	2
LTI 2015	11	9	2	31	47	30	—	5	2
LTI 2014	—	5	(7)	—	18	20	—	—	6
LTI 2013	—	—	(2)	—	—	37	—	—	—
Total	90	45	(1)	240	209	121	27	18	10
of which cash based programs	16	—	(2)	—	—	1	—	—	—

During the Annual General Meeting held on May 21, 2018, the shareholders approved a retention and performance-based incentive program (LTI 2018) for senior executives and other key employees in the Tele2 Group. The program has the same structure as last year’s incentive program, except for that LTI 2018 does not have a ROCE measure. The measurement period for retention and performance-based conditions for LTI 2018 is from April 1, 2018 until March 31, 2021.

In general, the participants in the program are required to own shares in Tele2.

Thereafter, the participants were granted retention rights and performance rights free of charge. In the event delivery of shares under the program cannot be achieved at reasonable costs, with reasonable administrative efforts or due to market conditions, participants may instead be offered a cash-based settlement. Outstanding share rights that will be settled in cash are remeasured to fair value in each period and the obligation is reported as a liability.

Subject to the fulfilment of certain retention and performance-based conditions during the period April 1, 2018 - March 31, 2021 (the measure period), the participant maintaining employment within the Tele2 Group at the release of the interim report January - March 2021 and subject to the participant maintaining the invested shares (where applicable) during the vesting period, each right entitles the employee to receive one Class B share in the company. Dividends paid on the underlying share will increase the number of shares that each retention and performance right entitles to in order to treat the shareholders and the participants equally.

The rights are divided into Series A (retention rights) and Series B (performance rights). The number of shares the participant will receive depends on which category the participant belongs to and on the fulfilment of the following defined conditions:

•                                          Series A: Tele2’s total shareholder return on the Tele2 shares (TSR) during the measure period exceeding 0 percent as entry level.

•                                          Series B: Tele2’s total shareholder return on the Tele2 shares (TSR) during the measure period being equal to the median TSR for a peer Group,  as entry level, and exceeding the median TSR for the peer Group with 20 percentage points as the stretch target.

If the entry level is reached, the number of rights that vests is 100 percent for Series A  and 50 percent for series B.

The program comprised a total number of 448,500 shares held by the participants of which 75,500 relates to additional allocation due to the acquisition of Com Hem. In total this resulted in an allotment of 1,765,100 share rights, of which 368,525 Series A and 1,396,575 Series B.

Total costs before tax for outstanding rights in the incentive program are expensed over the three-year vesting period. These costs, together with the additional cost from the allotment in connection with the Com Hem merger, were initially expected to amount to SEK 112 million, of which social security costs to SEK 35 million.

The participant’s maximum profit per share right in the program is limited to SEK 388, four times the average closing share price of the Tele2 Class B shares during February 2018 with deduction for the dividend paid in May 2018.

The estimated average fair value of the granted rights was SEK 66 on the grant date, June 5, 2018 and SEK 65 on the grant date for the Com Hem participants, December 14, 2018. The following variables were used:

	Original program		Additional allotment
	Series A	Series B	Series A	Series B
Expected annual turnover of personnel	7.0%	7.0%	7.0%	7.0%
Weighted average share price	SEK 109.55	SEK 109.55	SEK 111.52	SEK 111.52
Expected life	2.92 years	2.92 years	2.36 years	2.36 years
Expected value reduction parameter market condition	87%	53%	86%	52%
Estimated fair value	SEK 95.10	SEK 58.55	SEK 95.50	SEK 58.50

To ensure the delivery of Class B shares under the program, the Annual General Meeting decided to authorize the Board of Directors to resolve on a directed share issue of a maximum of 1,750,000 Class C shares and subsequently to repurchase the Class C shares. The Board of Directors has not yet used its mandate.

	LTI 2018		LTI 2017
Number of rights	2018	Cumulative	2018	Cumulative
Allocated at grant date	1,765,100	1,765,100		1,432,558
Outstanding as of January 1, 2018			1,373,574
Allocated, compensation for dividend	—	—	47,647	47,647
Forfeited	(221,914)	(221,914)	(207,918)	(261,081)
Exercised	(60,766)	(60,766)	(163,285)	(169,106)
Total outstanding rights as of December 31, 2018	1,482,420	1,482,420	1,050,018	1,050,018
of which will be settled in cash	86,472	86,472	67,391	67,391

	LTI 2016		LTI 2015
Number of rights	2018	Cumulative	2018	Cumulative
Allocated at grant date		1,324,968		1,241,935
Outstanding as of January 1, 2018	1,065,265		736,609
Allocated, compensation for dividend	38,640	104,845	(159)	119,953
Allocated, compensation for new issue	—	37,211	—	26,210
Forfeited	(157,399)	(507,560)	(280,067)	(920,505)
Exercised	(145,466)	(158,424)	(456,383)	(467,593)
Total outstanding rights as of December 31, 2018	801,040	801,040	—	—
of which will be settled in cash	66,970	66,970	—	—

Corresponding principles and conditions have been used for 2016, 2017 and 2018 year incentive program except for the measure period and levels for retention and performance based conditions.

Retention and performance based conditions
	Maximum profit/right	Series A TSR	Series B ROCE	Series C TSR peer group

LTI 2016	SEK 256	> 0%	5.5-8%	> 10%
LTI 2017	SEK 315	> 0%	5.5-8%	> 10%

Series B TSR peer group
LTI 2018	SEK 388	> 0%	> 20%

As a result of the Com Hem merger and the following reorganization, an early vesting was performed for some of the participants in LTI 2016, LTI 2017 and LTI 2018 programs. The exercise of the share rights was conditional upon the fulfilment of certain retention and performance-based conditions. To determine the number of share rights allowed for early vesting the actual outcome of the conditions as of the early vesting date has been compared with the conditions in the programs. If the conditions were fulfilled the number of share rights have been reduced proportionally with the remaining vesting period to the initial vesting period of three years. If the conditions were partly met the number of share rights have been reduced in proportion to the fulfilment level. The number of share rights exchanged on December 7, 2018 for shares in Tele2 amounts to 356,891 share rights at a weighted average share price of SEK 110.86.

The exercise of the share rights in LTI 2015 was conditional upon the fulfilment of certain retention and performance based conditions, measured from April 1, 2015 until March 31, 2018. The outcome of these performance conditions was in accordance with below and the outstanding share rights of 449,039 have been exchanged for shares in Tele2 and 7,344 share rights have been exchanged for cash during 2018. The weighted average share price for share rights for the LTI 2015 at date of exercise amounted to SEK 113.41.

Series	Retention and performance based conditions	Minimum hurdle (20%)	Stretch target (100%)	Performance outcome	Allotment
A	Total Shareholder Return Tele2 (TSR)		> 0%	36.7%	100%
B	Average normalized Return on Capital Employed (ROCE)	9%	12%	4.7%	0%
C	Total Shareholder Return Tele2 (TSR) compared to a peer group	> 0%	> 10%	34.2%	100%

Synthetic options

At December 31, 2017, a liability was reported for long-term incentive program (IoTP) for Tele2 employees of Tele2’s IoT business (internet-of-things). The estimated fair value of the program amounted on December 31, 2018 to SEK 4 (December 31, 2017: 3) million. The program is built on transferrable synthetic options. The fair value of the program is determined with support from an independent valuation institute. During 2018, Tele2 decided to close down the incentive program for IoTP during 2019 by settlement in cash.

Note 34 Fees to the appointed auditor

	2018		2017		2016
	Deloitte	Other elected auditors	Deloitte	Other elected auditors	Deloitte	Other elected auditors
Audit fees	121	1	10	—	10	—
Audit-related fees	1	—	1	—	1	—
Consultation, all other fees	1	—	3	—	6	—
	123	1	14	—	17	—
Total fees to the appointed auditor		124		14		17

Total fees to the appointed auditors during the year related to continuing operations amounted to SEK 105 (2017: 10 and 2016: 12) million of which audit fees amounted to SEK 103 (2017: 7 and 2016: 5) million, audit-related fees amounted to SEK 1 (2017: 0 and 2016: 1) million and other consultation fees amounted to SEK 1 (2017: 3 and 2016: 6) million. There were no tax-related consultation fees. In addition, audit fees and audit-related fees for discontinued operations amounted to SEK 19 (2017: 4 and 2016: 5) million. The increase from 2017 to 2018 is related to the audit performed in accordance with standards established by the Public Company Accounting Oversight Board (PCAOB) in the United States for the years ended December 31, 2015 to 2018 as required due to the merger of Com Hem.

Note 35 Restatements and changes in accounting principles

Restatements

The consolidated income statement has been adjusted retroactively as a result of joint operations’ revenue and related expenses to the owners previously have not been fully eliminated. The effect of the adjustments for the full year 2016 and 2017 was a decrease in revenue and expenses of SEK 634 and SEK 599 million respectively, and are stated in the table below.

In addition, a reclassification of SEK (546) million between line items has been performed in the cash flow statement for 2017 as a result of a tax effect on exchange rates differences from sale of Austria. This was previously included in gain/loss on sale of operations in the cash flow statement and was moved to deferred tax expense in the cash flow statement, please refer to Note 36.

Income statement

The impact of restatements on the 2016 and 2017 income statement are presented below.

	2017			2016
	Restated	Restatements	Reported pre- restatements	Restated	Restatements	Reported pre- restatements
CONTINUING OPERATIONS
Revenue	21,466	(599)	22,065	18,131	(634)	18,765
Cost of services provided and equipment sold	(11,903)	599	(12,502)	(9,616)	634	(10,250)
Gross profit	9,563	—	9,563	8,515	—	8,515

Impact of IFRS 9

On January 1, 2018 Tele2 changed the accounting principles for financial instruments, by applying IFRS 9. Tele2 has chosen to apply the reliefs in the standard and not restate prior periods. Accordingly, these financial statements have not been restated to reflect the adoption of IFRS 9.

For Tele2, the new standard implies new basis for the classification and measurement of financial instruments, a forward-looking impairment model for financial assets and greater flexibility for hedge accounting.

All financial assets and financial liabilities will continue to be measured on the same basis as was previously adopted under IAS 39.

Tele2’s accounts receivables and other receivables are categorized as “Assets at amortized cost” initially reported at fair value and subsequently at amortized cost. An allowance for expected credit losses is calculated no matter if a loss event has occurred or not. Tele2 applies the simplified approach to recognize expected credit losses for trade receivables and receivable form sold equipment that result from transactions within the scope of IFRS 15 (Revenues from contracts with customers) and for finance lease receivables. The simplified approach is always based on lifetime expected credit losses considering information about historical data adjusted for current conditions and forecasts of future events and economic conditions. Any impairment loss is reported as an operating expense.

IFRS 9 allows Tele2 to continue to apply IAS 39 for hedge accounting. Tele2 has chosen to apply IFRS 9 for hedge accounting at which hedge effectiveness testing is changed to only include forward looking testing. Any ineffective part in a hedging relationship is calculated and reported in profit or loss in the same way as previously. The Group’s current hedging relationships will qualify as continuing hedging relationships under IFRS 9.

Summary of changes to classification of financial assets is presented below.

	IAS 39		IFRS 9
Type of asset	Classification	Measurement model	Classification and measurement model	Reason for IFRS 9 classification
Equity instruments	Fair value through profit or loss	Fair value through profit or loss	Fair value through profit or loss	This is an accounting policy choice under IFRS 9
Accounts receivable	Loans and receivables	Amortized cost	Amortized cost	Trade receivables are managed in a business model whose objective is achieved through collection of contractual cash flows
Receivable from sold equipment	Loans and receivables	Amortized cost	Amortized cost	Receivables from sold equipment are managed in a business model whose objective is achieved through collection of contractual cash flows
Interest- and currency derivatives	Fair value through profit or loss	Fair value through profit or loss	Fair value through profit or loss	These assets are not held for trading but are managed and evaluated on a fair value basis
Other non-current and current receivables	Loans and receivables	Amortized cost	Amortized cost	These assets are held to collect contractual cash flows
Restricted cash	Loans and receivables	Amortized cost	Amortized cost	These assets are held to collect contractual cash flows
Cash and cash equivalents	Loans and receivables	Amortized cost	Amortized cost	These assets are held to collect contractual cash flows

The impacts of IFRS 9 on January 1, 2018 are presented below.

Jan 1, 2018
ASSETS
Receivable from sold equipment	(7)
TOTAL NON-CURRENT ASSETS	(7)

Receivable from sold equipment	(21)
Accounts receivable	45
TOTAL CURRENT ASSETS	24

ASSETS CLASSIFIED AS HELD FOR SALE	(47)
TOTAL ASSETS	(30)

EQUITY AND LIABILITIES
Attributable to equity holders of the parent company	(42)
TOTAL EQUITY	(42)

Deferred tax liability	1
TOTAL NON-CURRENT LIABILITIES	1

Current tax liabilities	11
TOTAL CURRENT LIABILITIES	11

TOTAL EQUITY AND LIABILITIES	(30)

Expected impact of IFRS 16 Leases

On January 1, 2019 Tele2 changed the accounting principles for leases, by applying IFRS 16 Leases. Tele2 has chosen to apply the modified retrospective approach in the standard and not restate prior periods. The cumulative effect of applying IFRS 16 will be recognized at January 1, 2019.

IFRS 16 replaces the previous leasing standard IAS 17 and related interpretations and brings in a new definition of a lease that will be used to identify whether a contract contains a lease, distinguishing between lease contracts and service contracts on the basis of whether there is an identified asset controlled by the lessee or not. For a lessee IFRS 16 introduces a single accounting treatment; the recognition of a right-of-use asset during the estimated lease term and, if payments are made over time, a lease liability (financing). Tele2 will thus recognize its long-term currently classified as operating leases as assets and liabilities. Instead of operating lease expenses, Tele2 will recognize depreciation and interest expenses in the income statement. In the cash flow statement the amortization of the lease liability will be presented in the financing activities while the interest component will be presented in the operating cash flow. Short-term lease payments, payments for leases of low-value assets and variable lease payments not included in the measurement of the lease liability will be presented within operating cash flow. For lessors the finance and operating lease distinction and accounting remains largely unchanged.

Tele2’s leases consists mainly of lease of sites and base stations (including land), leased lines, premises, vehicles and other equipment. Tele2 will not apply IFRS 16 for intangible assets. Tele2 will apply the practical expedients in IFRS 16 and exclude short-term leases (lease term 12 months or less at commencement date) and leases for which the underlying asset is of low value (with a value as new below EUR 5,000) in the calculation of the lease liability and right-of-use asset and instead report the lease payments for those contracts as current operating expenses in the income statement. In addition, Tele2 will apply the practical expedient to not separate lease and non-lease components in a lease contract for the lease categories Sites and base stations (typically non-lease component is electricity) and Leased lines (typically non-lease component is repair and maintenance). For all other lease categories Tele2 will separate the lease components and exclude the service component at calculation of the lease liability. For the transition the incremental borrowing rate calculated at the initial date of application will be used. After the transition the implicit rate, to the extent available, will be used for any signed new leases or modifications to existing leases. When determining the incremental borrowing rate considerations will take into account the country where the asset is leased, the tenor of the contract and the underlying cashflows which the lease generates.

The main judgements for leases concerns determination of whether a contract contains a lease and the lease terms. Regarding the lease terms, a majority of the lease contracts in Tele2 includes options either to extend or to terminate the contract. When determining the lease term, Tele2 considers all relevant facts and circumstances that creates an economic incentive to exercise an extension option, or not to exercise a termination option. Economic incentive includes for example strategic plans, assessment of future technology changes, original capital invested and consideration of cost of finding and moving to a new location, any consideration of penalties Tele2 may be charged to terminate the contract and past practice regarding the period over which Tele2 has typically used particular types of assets (whether leased or owned), and economic reasons for doing so.

At transition to the new standard Tele2 will make a reassessment under IFRS 16 whether a contract is a lease or not which may differ from the assessment made under IAS 17. This concerns mainly leased capacity in the form of IRU which is included in the minimum lease payments under IAS 17 but not assessed to be a lease under IFRS 16. In addition, Tele2 will at transition to the new standard apply the practical expedients and exclude any initial direct costs from the measurement of the right-of-use asset. The lease liability is calculated by discounting the remaining leasing payments using the estimated incremental borrowing rate per transition date January 1, 2019. Tele2 will account for a right-of-use asset that corresponds to the leasing liability adjusted for any prepayments attributable to the lease. For leases that were classified as finance leases applying IAS 17, the carrying amount of the right-of-use asset and the lease liability at transition to IFRS 16, will be the carrying amount of the lease asset and lease liability as of December 31, 2018. The transition to IFRS 16 will have no effect on the Group’s consolidated equity.

The estimated effects of applying IFRS 16 on the opening balance January 1, 2019 is presented below. The data exclude the Dutch operations since Tele2 considers the effects of IFRS 16 on Tele2 Netherlands to have no or negligible impact going forward.

Balance sheet

IFRS 16 Effect
ASSETS
Other intangible assets	(44)
Machinery and technical plant	(104)
Right-of-use assets	5,944
Current receivables	(33)

ASSETS CLASSIFIED AS HELD FOR SALE	644

TOTAL ASSETS	6,407

EQUITY AND LIABILITIES
Interest-bearing non-current liabilities	4,704
Interest-bearing current liabilities	1,059

LIABILITIES DIRECTLY ASSOCIATED WITH ASSETS CLASSIFIED AS HELD FOR SALE	644

TOTAL EQUITY AND LIABILITIES	6,407

The bridge between future minimum expenses according current IAS 17 Leases standard (please refer to Note 31) and the expected change in the lease liability due to adoption of IFRS 16 is presented below.

Total future lease expenses for operating leases as of December 31, 2018 (Note 31)	4,626
Adjustments for:
Discounting	(264)
Not determined as leases according to IFRS 16 (mainly lease capacity)	(585)
Short term leases	(114)
Low value leases	(14)
Extension options	2,114
Total adjustments	1,137
Estimated change in lease liability due to adoption of IFRS 16	5,763

Note 36 Discontinued operations

Tele2 Kazakhstan

On December 28, 2018 Tele2 announced that Tele2 has given notice to exercise the put option stipulated in the shareholder agreement between Tele2 and Kazakhtelecom with respect to their jointly owned company in Kazakhstan. Following the decision to exercise the put option, the operations in Kazakhstan have been reported as discontinued operation.

The transaction between Kazakhtelecom, Telia Company and Fintur announced on December 12, 2018 in which Kazakhtelecom acquired control of Kcell, triggered the possibility for Tele2 to exercise its put option and sell its shares in the jointly owned company to Kazakhtelecom, as the shareholder agreement includes customary non-compete clauses.

Tele2 owns 49 percent of the economic interest and 51 percent of the votes in the jointly owned company Tele2 Kazakhstan. The expected financial consideration to Tele2 will reflect a fully diluted economic interest of 31 percent, taking into account Asianet’s 18 percent earn-out. A shareholder loan from Tele2 to the jointly owned company is to be fully repaid at the time of the closing. On December 31, 2018 the loan amounted to KZT 88 billion (SEK 2.1 billion).

The put option price is based on a fair market value principle and will be determined through an agreed valuation process, based on standard methodology, including independent third-party advisors.

Closing is expected in approximately six months from the date the put option was served.

The previous put option obligation in Kazakhstan was in 2016 replaced with an earn-out obligation representing 18 percent economic interest in the jointly owned company in Kazakhstan. To cover for the estimated earn-out obligation, that is based on fair value, the earn-out obligation was on December 31, 2018 valued at SEK 764 (December 31, 2017: 432 and December 31, 2016: 100) million and reported as a financial liability with fair value changes reported as financial items in the income statement. The change in fair value on December 31, 2018 is related to a continuation of the positive trend in the Kazakhstan operation. The fair value estimate is sensitive to changes in key assumptions supporting the expected future cash flows for the jointly owned company in Kazakhstan. A deviation from the current assumptions regarding the fair value would impact the earn-out liability. In the goodwill impairment test and in the valuation of the earn-out obligation a pre tax WACC has been used of 19 (2017: 18 and 2016: 18) percent as well as a forecast period of 10 years and a growth rate after the forecast period of 1 percent for all three years.

At the time of the acquisition of Tele2 Kazakhstan the company had an existing interest free liability to the former owner Kazakhtelecom. On December 31, 2018 the reported debt amounted to SEK 30 (December 31, 2017: 26 and December 31, 2016: 24) million and the nominal value to SEK 279 (December 31, 2017: 289 and December 31, 2016: 319) million.

In 2016, an impairment loss on goodwill of SEK 344 million was recognized referring to the cash generating unit Kazakhstan. The impairment was due to a weakening in the macro environment, including the Tenge devaluation which implied weaker consumer purchase power and higher expenses. In addition, intense competitive pressure eroded pricing power for all market participants. This also resulted in the beginning of the year in a decrease in the value of the put option obligation to the former non-controlling interest in Tele2 Kazakhstan, which represents an 18 percent economic interest in the new jointly owned company, with a positive effect in the income statement of SEK 413 million reported under financial items.

On November 4, 2015 Tele2 announced the agreement with Kazakhtelecom to combine the two businesses’ mobile operations in Kazakhstan, Tele2 Kazakhstan and Altel, in a jointly owned company. Necessary regulatory approvals for the transactions were received end of January 2016 and the transaction was completed on February 29, 2016.

In order to complete the transaction with Kazakhtelecom, Tele2 acquired Asianet’s 49 percent stake in Tele2 Kazakhstan. The purchase price amounted to an initial payment of SEK 125 million and a deferred consideration equivalent to an 18 percent economic interest in the jointly owned company during a three year period. After three years Asianet has a put option on its 18 percent earn out interest and Tele2 has a symmetrical call option. The exercise price of the put and call options will be the fair market value of the 18 percent interest in the jointly owned company, where Asianet will receive, as deferred payment, the first KZT 8.4 billion (SEK 216 million) of any equity value attributable to a 49 percent stake. Therefore, the purchase agreement with Asianet means that Tele2’s effective economic interest in the jointly owned company during the first three years will be 31 percent.

Tele2 has a 49 percent economic ownership in the jointly owned company in Kazakhstan and 51 percent of the voting rights. Tele2 has the right to appoint the CEO and all other management roles except for the CFO. Tele2 has concluded that Tele2 has the control over the jointly owned company as defined by IFRS and consequently the company is consolidated by Tele2. Through agreements Kazakhtelecom has protective rights in matters such as changes in the ownership structure, approval of dividends, financing and certain shareholder-related matters.

In 2016 the transaction with Kazakhtelecom in which the jointly owned company was established resulted in an increased effect on total equity of SEK 1,189 million. The effect at the time of the transaction was recognized in equity on the following line items and referred to:

•                                          Acquisition of non-controlling interests: The contribution from Kazakhtelecom to the jointly owned company in the form of the net assets in Altel was recognized at its fair value of SEK 840 million. In addition, as the fair value of the net assets in Altel at the time was lower than the fair value of the net assets in Tele2 Kazakhstan, the jointly owned company also obtained a receivable due from Kazakhtelecom of SEK 118 million. In total the value contribution from Kazakhtelecom therefore amounted to a fair value of SEK 958 million which represented the fair value of Tele2 Kazakhstan. The total value contribution was recognized in equity based on each party’s economic ownership in the jointly owned company, i.e. SEK 469 million (49 percent) was recognized as attributable to equity holders of Tele2 and SEK 489 million (51 percent) was recognized as attributable to non-controlling interests.

•                                          Contribution to non-controlling interests: At the point of the transaction Tele2’s consolidated carrying value of the net assets in Tele2 Kazakhstan amounted to SEK (1,123) million and as part of the transaction a loan from Kazakhtelecom to Tele2 Kazakhstan with a nominal value of KZT 11.7 billion was renegotiated extending its maturity from              2014-2018 to 2031. The renegotiated terms of the loan triggered a revaluation of the loan and decreased its fair value by SEK 231 million. The contribution of Tele2 Kazakhstan to the jointly owned company hence had an increased effect attributable to equity holders of Tele2 of SEK 697 million representing 51 percent of the carrying value of the contributed net assets and 49 percent of the gain on the renegotiated loan. On the non-controlling interest the contribution of Tele2 Kazakhstan had a decrease effect of SEK (466) million representing 51 percent of the carrying value of the contributed net assets in Tele2 Kazakhstan and 51 percent of the gain on the renegotiated loan.

The tables below show summarized financial information for Tele2 Kazakhstan before intra-group eliminations. No other non-controlling interests exist.

	Tele2 Kazakhstan
	2018	2017	2016
Income statement
Revenue	3,084	2,721	2,126
Operating profit/loss	586	117	(680)
Profit/loss before tax	330	(159)	(1,038)
Net profit/loss	271	56	(1,048)

	Tele2 Kazakhstan
	Dec 31, 2018	Dec 31, 2017	Dec 31, 2016
Balance sheet
Intangible assets	384	463	596
Tangible assets	2,057	2,279	2,409
Financial assets	8	10	118
Deferred tax assets	393	473	6
Current assets	538	1,008	795
Total assets	3,380	4,233	3,924

Non-current liabilities	2,431	3,245	3,088
Current liabilities	894	1,212	1,425
Total liabilities	3,325	4,457	4,513
Net assets	55	(224)	(589)

	Tele2 Kazakhstan
	2018	2017	2016
Cash flow statement
Cash flow from operating activities	852	458	36
Cash flow from investing activities	(308)	(728)	(383)
Cash flow from financing activities	(691)	375	447
NET CHANGE IN CASH AND CASH EQUIVALENTS	(147)	105	100
Cash and cash equivalents at beginning of the year	199	110	1
Exchange rate differences in cash and cash equivalents	1	(16)	9
CASH AND CASH EQUIVALENTS AT END OF THE YEAR	53	199	110

Tele2 Netherlands

On December 15, 2017 Tele2 announced that Tele2 and Deutsche Telekom have agreed to combine Tele2 Netherlands and T-Mobile Netherlands. On January 2, 2019, the transaction was completed after approval by the European Commission without conditions. For additional information, please refer to Note 38. Netherlands is reported as discontinued operation.

In 2017, a goodwill impairment loss of SEK 1,194 million was recognized (as cost of service provided) related to the cash generating unit Netherlands. The impairment was based on a valuation of Tele2’s share in the combined Tele2 and T-Mobile operations, a merger which was announced in December 2017. In the latest assessment of the standalone plan, the investments needed to reach a sustainable operation were deemed to be more challenging than previously expected. This was not fully balanced by the incremental value created by the announced merger with T-Mobile. The fair value measurement of the asset is categorized as level 3 unobservable input in the fair value hierarchy. The valuation has been based on the cash flow expected to reach Tele2 through an upfront payment, dividend and a potential future exit. The valuation is supported by 1) a business plan for the combined entity, jointly agreed with the partner Deutsche Telekom, along with 2) a peer group analysis of values assigned to equivalent players on the European telecom market. The discount rate assigned to the combined operation is 8 percent on a post-tax basis.

In 2016, an impairment loss on goodwill of SEK 2,610 million was recognized in cost of service provided referring to the cash generating unit Netherlands. The impairment loss was based on the estimated value in use of SEK 9.0 billion by using a pre-tax discount rate (WACC) of 13 percent. The impairment was recognized as a result of reassessment of future cash flow generation in Netherlands. The value in use calculation was based on assumptions of forecast period of 10 years and growth rate after the forecast period of 2 percent.

Tele2 Austria

On October 10, 2017 the Austrian competition authority announced that they have approved Tele2’s divestment of its Austrian operations to Hutchison Drei Austria GmbH (Three Austria) announced in July 2017. The divestment was closed on October 31, 2017. The Austrian operation was sold for SEK 867 million and resulted in a capital gain of SEK 316 million, including costs for central support system for the Austrian operation and other transaction costs. In addition, the capital gain was affected negatively with SEK 530 million related to recycling of exchange rate differences previously reported in other comprehensive income, which was reversed over the income statement but with no effect on total equity or cash flow. In addition to the purchase price, there is a possibility to receive an earn-out of EUR 10 million (SEK 98 million), that will be paid after 24 months depending on the development of the business. No portion of the earn-out has been recognized as of December 31, 2018. The divested operations, including capital gain, has been reported separately under discontinued operations in the income statement, with a retrospective effect on previous periods.

Assets, liabilities and contingent liabilities included in the divested operation in Austria at the time of divestment are stated below.

Austria (Oct 31, 2017)
Goodwill	9
Other intangible assets	48
Tangible assets	162
Deferred tax assets	245
Current receivables	172
Cash and cash equivalents	202
Non-current provisions	(31)
Non-current interest-bearing liabilities	(13)
Current interest-bearing liabilities	(8)
Current non-interest-bearing liabilities	(249)
Divested net assets	537
Capital gain, excluding sales costs	330
Sales price	867
Price adjustments, non-cash	11
Less: cash in divested operations	(202)
TOTAL CASH FLOW EFFECT	676

Other discontinued operations

Discontinued operations also refer to provisions for Russian tax disputes related to the previously sold operations in Russia, with a positive effect on net profit/loss in 2018 of SEK 47 (2017: (17) and 2016: (100)) million.

In 2017, discontinued operations were positively affected by SEK 38 million related to a resolved provision for a VAT dispute related to the previously sold operations in Italy.

Income statement

All discontinued operations are stated below. Discontinued operation also includes transactions during 2016, 2017 and 2018 regarding Tele2 Austria which was sold on October 31, 2017, Tele2 Russia which was sold in 2013 and Tele2 Italy which was sold in 2007.

	2018	2017	2016
Revenue	9,461	9,297	8,439
Cost of services provided and equipment sold	(6,371)	(7,994)	(9,609)
Gross profit/loss	3,090	1,303	(1,170)
Selling expenses	(2,006)	(2,141)	(2,124)
Administrative expenses	(1,220)	(931)	(1,206)
Other operating income	7	9	18
Other operating expenses	(28)	(11)	(56)
Operating loss	(157)	(1,771)	(4,538)
Interest income	8	36	7
Interest expenses	(41)	(43)	(25)
Other financial items	(330)	(337)	317
Loss after financial items	(520)	(2,115)	(4,239)
Income tax from the operation	(59)	188	(23)
NET LOSS FROM THE OPERATION	(579)	(1,927)	(4,262)
Profit/loss on disposal of operation including sales costs and cumulative exchange rate gain	(40)	262	(100)
of which Netherlands	(88)	(71)	—
of which Austria, sold 2017	1	312	—
of which Russia, sold 2013	47	(17)	(100)
of which Italy, sold 2007	—	38	—
Income tax from capital gain	—	(546)	—
of which Austria, sold 2017	—	(546)	—
	(40)	(284)	(100)
NET LOSS	(619)	(2,211)	(4,362)

ATTRIBUTABLE TO
Equity holders of the parent company	(757)	(2,239)	(4,050)
Non-controlling interests	138	28	(312)
NET LOSS	(619)	(2,211)	(4,362)

Earnings per share, SEK	(1.42)	(4.50)	(8.96)
Earnings per share, after dilution, SEK	(1.42)	(4.50)	(8.96)

Balance Sheet

Assets held for sale refer to Tele2 Netherlands (from December 31, 2017) and Tele2 Kazakhstan (from December 31, 2018).

	Dec 31, 2018	Dec 31, 2017	Dec 31, 2016
ASSETS
NON-CURRENT ASSETS
Goodwill	1,144	973	—
Other intangible assets	1,545	1,271	—
Intangible assets	2,689	2,244	—

Machinery and technical plant	5,616	4,129	—
Other tangible assets	1,741	898	—
Tangible assets	7,357	5,027	—
Financial assets	720	550	—
Capitalized contract costs	177	191	—
Deferred tax assets	393	—	—
NON-CURRENT ASSETS	11,336	8,012	—

CURRENT ASSETS
Inventories	181	130	—

Accounts receivable	406	385	—
Other current receivables	1,533	1,308	—
Prepaid expenses and accrued income	564	331	—
Current receivables	2,503	2,024	—
CURRENT ASSETS	2,684	2,154	—

ASSETS CLASSIFIED AS HELD FOR SALE	14,020	10,166	—

LIABILITIES
NON-CURRENT LIABILITIES
Interest-bearing	641	251	—
Non-interest-bearing	99	—	—
NON-CURRENT LIABILITIES	740	251	—

CURRENT LIABILITIES
Interest-bearing	813	—	—
Non-interest-bearing	2,434	1,884	—
CURRENT LIABILITIES	3,247	1,884	—

LIABILITIES DIRECTLY ASSOCIATED WITH ASSETS CLASSIFIED AS HELD FOR SALE	3,987	2,135	—

	2018	2017
Amounts recognised in other comprehensive income and accumulated in equity relating to assets held for sale attributable to:
Equity holders of the parent company	(339)	(23)
Non-controlling interests	152	—
Total	(187)	(23)

Cash flow statement

	2018	2017	2016
Cash flow from operating activities	1,189	1,080	(264)
Cash flow from investing activities	(1,504)	(982)	(2,036)
Cash flow from financing activities	(106)	184	(75)
NET CHANGE IN CASH AND CASH EQUIVALENTS	(421)	282	(2,375)

Note 37 Joint operations and other related parties

Business relations and pricing between Tele2 and all related parties are based on commercial terms and conditions. During 2018, Tele2 engaged in transactions with the following related companies/persons.

Joint operations

Svenska UMTS-nät AB, Sweden

Tele2 is one of two turnkey contractors which plan, expand and operate the joint operation Svenska UMTS-nät AB’s 3G network. Tele2 and Telia Company each own 50 percent and both companies have contributed capital to the 3G company. In addition to this, the build-out has owner financing.

Net4Mobility HB, Sweden

Net4Mobility is an infrastructure joint operation between Tele2 Sweden and Telenor Sweden, where each party owns 50 percent. The company’s mission is to build and operate the combined 2G, 4G and coming 5G network. The network enable Tele2 and Telenor to offer their customers mobile services for data communications and voice. The build-out has owner financing. In December 2018 Net4Mobility acquired licenses for 700 MHZ bandwidth to increase the capacity in the existing net but also for 5G over time.

Extracts from the income statements, balance sheets and cash flow statements Amounts below show summarized financial information for joint operations before inter-company eliminations.

	2018		2017		2016
	Sv UMTS- nät	Net4Mobility	Sv UMTS- nät	Net4Mobility	Sv UMTS- nät	Net4Mobility
	Sweden	Sweden	Sweden	Sweden	Sweden	Sweden
Income statement
Revenue	1,026	1,256	1,115	1,217	1,211	1,202
Operating profit	66	62	68	78	74	80
Profit/loss before tax	49	195	44	23	41	(318)
Net profit/loss	33	195	34	23	32	(318)

	Dec 31, 2018		Dec 31, 2017		Dec 31, 2016
	Sv UMTS- nät	Net4Mobility	Sv UMTS- nät	Net4Mobility	Sv UMTS- nät	Net4Mobility
	Sweden	Sweden	Sweden	Sweden	Sweden	Sweden
Balance sheet
Intangible assets	—	3,114	—	1,874	—	2,075
Tangible assets	1,485	2,354	1,854	2,434	2,247	2,566
Deferred tax assets	94	—	110	—	120	—
Current assets	280	517	396	562	410	488
Total assets	1,859	5,985	2,360	4,870	2,777	5,129

Equity	638	(130)	605	(325)	571	(348)
Untaxed reserves	—	2,459	—	2,614	—	2,581
Non-current liabilities	924	1,501	1,375	1,806	1,822	2,014
Current liabilities	297	2,155	380	775	384	882
Total equity and liabilities	1,859	5,985	2,360	4,870	2,777	5,129

	2018		2017		2016
	Sv UMTS- nät	Net4Mobility	Sv UMTS- nät	Net4Mobility	Sv UMTS- nät	Net4Mobility
	Sweden	Sweden	Sweden	Sweden	Sweden	Sweden
Cash flow statement
Cash flow from operating activities	475	636	502	615	522	466
Cash flow from investing activities	(26)	(329)	(32)	(418)	(60)	(550)
Cash flow from financing activities	(449)	(329)	(470)	(218)	(462)	185
NET CHANGE IN CASH AND CASH EQUIVALENTS	—	(22)	—	(21)	—	101
Cash and cash equivalents at beginning of the year	—	80	—	101	—	—
CASH AND CASH EQUIVALENTS AT END OF THE YEAR	—	58	—	80	—	101

Other related parties

Senior executives and Board members

Information for senior executives and Board members is presented in Note 33.

Kinnevik Group

Tele2 rents premises from Kinnevik.

Kazakhtelecom Group

Kazakhtelecom has 49 percent of the voting rights in the jointly owned company in Kazakhstan. Tele2 and Kazakhtelecom sell and purchases telecommunication services to and from each other. Business relations and pricing between the parties are based on commercial terms and conditions. On December 28, 2018, Tele2 gave Kazakhtelecom notice to exercise Tele2’s put option on its shares in Tele2 Kazakhstan. Hence, the sale process has started. Additional information is presented in Note 36.

Joint ventures and associated companies

Information about joint ventures and associated companies is presented in Note 16.

Transactions and balances

Transactions between Tele2 and joint operations are below included to 100 percent. In the consolidated financial statements the joint operations are however based on Tele2’s share of assets, liabilities, revenues and expenses (50 percent).

	Revenue			Operating expenses			Interest revenue
	2018	2017	2016	2018	2017	2016	2018	2017	2016
Kinnevik	—	1	1	(3)	(4)	(11)	—	—	—
Kazakhtelecom	291	242	178	(615)	(602)	(456)	—	—	—
Joint ventures and associated companies	1	—	9	(12)	(10)	(4)	—	—	—
Joint operations	233	227	227	(1,111)	(1,135)	(1,146)	19	23	28
Total	525	470	415	(1,741)	(1,751)	(1,617)	19	23	28

	Other receivables			Interest-bearing receivables			Non-interest- bearing liabilities			Interest-bearing liabilities
	Dec 31, 2018	Dec 31, 2017	Dec 31, 2016	Dec 31, 2018	Dec 31, 2017	Dec 31, 2016	Dec 31, 2018	Dec 31, 2017	Dec 31, 2016	Dec 31, 2018	Dec 31, 2017	Dec 31, 2016
Kinnevik	—	—	—	—	—	—	—	—	1	—	—	—
Kazakhtelecom	156	433	405	—	—	—	305	611	399	30	27	24
Joint ventures and associated companies	—	—	—	—	—	—	1	—	—	—	—	—
Joint operations	369	370	322	1,137	1,533	1,870	275	312	242	—	—	—
Total	525	803	727	1,137	1,533	1,870	581	923	642	30	27	24

Note 38 Events after the end of the financial year

Tele2 Netherlands

The divestment of Tele2 Netherlands was closed on January 2, 2019. The Dutch operation was sold for approximately SEK 1.9 billion and 25 percent share in the combined company. The capital gain in 2019 is estimated to be approximately SEK 0.1 billion, including costs for central support system for the Dutch operation and other transaction costs. In addition, the capital gain will be affected positively with approximately SEK 0.2 billion related to reversal of exchange rate differences previously reported in other comprehensive income, which will be reversed into the income statement but with no effect on total equity or cash flow.

Note 39 Legal structure

The table below lists all the subsidiaries, associated companies, joint ventures and other holdings that are not dormant companies or branches.

Holding
(capital/
Company, reg. No., reg’d office	votes)
SECUREVALUE CONSULTING LTD, 9908070, London, UK	25%
COM HEM SWEDEN AB, 556859-4195, Stockholm, Sweden	100%
Com Hem AB, 556181-8724, Stockholm, Sweden	100%
TMPL Solutions AB, 559079-9341, Uppsala, Sweden	12,1%
iTUX Communication AB, 556699-4843, Stockholm, Sweden	100%
TELE2 HOLDING AB, 556579-7700, Stockholm, Sweden	100%
Tele2 Treasury AB, 556606-7764, Stockholm, Sweden	100%
Tele2 Sverige AB, 556267-5164, Stockholm, Sweden	100%
SNPAC Swedish Nr Portability Adm.Centre AB, 556595-2925, Stockholm, Sweden	40%
Triangelbolaget D4 AB, 556007-9799, Stockholm, Sweden	25%
Svenska UMTS-nät Holding AB, 556606-7988, Stockholm, Sweden	100%
Svenska UMTS-nat AB, 556606-7996, Stockholm, Sweden	50%
Interloop AB, 556450-2606, Stockholm, Sweden	100%
Net4Mobility HB, 969739-0293, Stockholm, Sweden	50%
Tele2 IoT AB, 556078-0598, Kista, Sweden	100%
Kombridge AB, 556817-2059, Gothenburg, Sweden	100%
Tele2 IoT Latvia SIA, 40003681691, Riga, Latvia	100%
Tele2 IoT Austria GmbH, FN463093w, Vienna, Austria	100%
Tele2 IoT Netherlands, 72180137, Amsterdam, Netherlands	100%
UAB Tele2, 111471645, Vilnius, Lithuania	100%
UAB Tele2 prekyba, 302473332, Vilnius, Lithuania	100%
UAB Mobilieji mokejimai, 304431143, Vilnius, Lithuania	33,3%
Viesoji istaiga Numerio perkelimas, 303386211, Vilnius, Lithuania	25%
UAB Tele2 Fiksuotas Rysys, 111793742, Vilnius, Lithuania	100%
SIA Tele2, 40003272854, Riga, Latvia	100%
SIA Tele2 Shared Service Center, 40003690571, Riga, Latvia	100%
Tele2 Eesti AS, 10069046, Tallinn, Estonia	100%
Estonian Broadband Development Foundation, Estonia	12,5%
Tele2 Netherlands Holding NV, 33272606, Amsterdam, Netherlands	100%
Tele2 Nederlands BV, 33303418, Amsterdam, Netherlands	100%
Tele2 Retail BV, 63201488, Amsterdam, Netherlands	100%
Tele2 Finance BV, 66209218, Amsterdam, Netherlands	100%
Khan Tengri Holding B.V., 27313531, Amsterdam, Netherlands	49%/50.52%
Mobile Telecom Service LLP, 66497-1910-TOO, Almaty, Kazakhstan	100%
Tele2 d.o.o. Za telekomunikacijske usulge, 1849018, Zagreb, Croatia	100%
Tele2 Europe SA, R.C.B56944, Luxembourg	100%
Tele2 Telecommunication GmbH s.r.o., 35820616, Bratislava, Slovakia	100%
Communication Services Tele2 GmbH, 36232, Dusseldorf, Germany	100%
Collecta Forderungsmanagement GmbH, HRB 67126, Dusseldorf, Germany	100%
Tele2 Beteiligungs GmbH, HRB64230, Dusseldorf, Germany	100%
T&Q Netz GmbH Co KB, HRA21263, Dusseldorf, Germany	50%
Tele2 Service GmbH, HRB79647, Dusseldorf, Germany	100%
IntelliNet Holding BV, 34126307, Amsterdam, Netherlands	100%
010033 Telecom GmbH, HRB 48344, Frankfurt, Germany	100%
Tele2 Luxembourg S.A., R.C. B-84.649, Luxembourg	100%
SEC Finance SA, B104730, Luxembourg	100%
Tele2 Luxembourg AB, 556304-7025, Stockholm, Sweden	100%
Tele2 Finance Luxembourg SARL, RCB112873, Luxembourg	100%